98

07026766

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

REGISTRANT'S NAME Goodman Group

*CURRENT ADDRESS GPO Box 4703
Sydney NSW 2001
Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35115 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 9/19/07

Goodman

asx release+

Goodman Australia Industrial Fund ("the Fund or GAIF") capital raising and Goodman Group ("Goodman" or "GMG") asset sales

Date	30 July 2007
Release	Immediate

Goodman announces the successful close of Goodman Australia Industrial Fund's $500 million equity raising and the completion of a series of asset disposals from the Group to the Fund of approximately $480m

The Fund

The capital raising for Goodman Australia Industrial Fund (formerly known as Macquarie Goodman Wholesale Fund) was proposed in Goodman's operational update in April 2007.

We are now pleased to announce that the Fund successfully raised $500 million of equity with 24 of the Fund's 34 global institutional investors participating including Goodman which contributed its pro-rata share of 30%, maintaining its significant cornerstone stake. Following the raising process, the Fund also attracted two new institutional investors to its register taking the total number of investors to 36.

The equity raising was split into two equal tranches and will provide the Fund with approximately $0.9 billion of additional funding capacity to undertake further investments in both stabilised property and development projects.

Mr David van Aanholt, Chief Executive Officer Goodman Asia Pacific, said "The Group is delighted with the level of participation and support of the equity raising by the Fund's investors. This was the largest secondary raising by a wholesale property fund in Australia in recent times, demonstrating Goodman's ability to source capital from our partners in the unlisted market and marry that equity with excellent property and development opportunities."

"The strength of investor commitment reflects the continued strong performance of the Fund which has grown by over 80% since inception and delivered a total return of 12.3% for the 2007 financial year. This demonstrates the success of our proven customer service model which has been the key to growing the Fund's net assets to approximately $1.9 billion post the capital raising." Mr van Aanholt said.

Property Disposals to the Fund

Since June 2007, Goodman has disposed of approximately $480 million of Australian industrial assets to the Fund at an average yield of 7.4%.

Level 10, 60 Castlereagh Street, Sydney NSW 2000 | GPO Box 4703, Sydney NSW 2001 Australia
Tel +61 2 9230 7400 | Fax +61 2 9230 7444 | info@goodmanintl.com | www.goodmanintl.com

Goodman International Limited ABN 69 000 123 071
Goodman Funds Management Limited ABN 48 067 796 641 AFSL Number 223621

Mr Gregory Goodman, Group Chief Executive Officer said "Although the Fund had access to the Group's disposals via its first right of refusal, this mechanism is only being utilised where the metrics and potential of an asset meet the Fund's criteria. In addition to the disposals to GAIF, the Group had disposed of approximately $280 million of Australian assets to the broader market over the past 12 months, including the St Leonards Corporate Centre. This capital has been reinvested in the expansion of the global business platform".

Following the disposals, the Fund is forecast to hold gross assets of approximately $2.8 billion as at December 2007 with an anticipated gearing position of 37%.

Mr Goodman said, "The capital raising and asset disposals are a practical illustration of the Group's strategy for its funds. As a cornerstone investor, the disposals provide the Group with on-going investment exposure and management of a portfolio of quality industrial assets. Importantly, this frees up the Group's capital in a cost efficient manner allowing us to deploy capital across a range of different markets to participate in development opportunities, direct investments, and cornerstone holdings as the most suitable opportunities arise."

In closing, Mr Goodman noted that "the Group is continuing to experience buoyant demand for real estate globally and is optimistic about the outlook for the next 12 months".

For further information, please contact Goodman:

Gregory Goodman
Chief Executive Officer
Tel +61 2 9230 7400

David van Aanholt
Chief Executive Officer - Asia Pacific
Tel +61 2 9230 7400

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

RECEIVED

2007 AUG -8 A 4: 21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Name	Goodman International Limited Level 10, 60 Castlereagh Street Sydney NSW 2000
	ACN/ARSN	69 000 123 071

1. Details of substantial holder [1]

Name	Macquarie Bank Limited ('MBL') and its controlled bodies corporate listed in **Annexure A** (the 'MBL Group')
ACN (if applicable)	008 583 542
The holder ceased to be a substantial holder on:	10 July 2007
The previous notice was given to the company on:	22 June 2007
The previous notice was dated:	22 June 2007

2. Changes in relevant interests

The Particulars of each change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number of	and Class Securities	Person's votes affected
See	**Annexure B**					

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed then nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
MBL & MBL Group Entities	Controlled Entities

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL Group	c\- Level 3, 25 National Circuit, Forrest ACT 2603
MBL	c\- Level 3, 25 National Circuit, Forrest ACT 2603
Macquarie Investment Management Limited 'MIML'	c\- Level 7, 1 Martin Place, Sydney NSW 2000
Macquarie Life Limited 'MLL'	c\- Level 7, 1 Martin Place, Sydney NSW 2000
Macquarie Private Portfolio Management 'MPPM'	c\- Level 7, 1 Martin Place, Sydney NSW 2000
Macquarie Specialist Investment Management Limited 'MQSIML'	c\- Level 7, 1 Martin Place, Sydney NSW 2000
Macquarie Securities (Australia) Limited 'MSAL'	c\- Level 7, 1 Martin Place, Sydney NSW 2000
Macquarie Securities (USA) Limited	c\- Level 7, 1 Martin Place, Sydney NSW 2000

Signature

print name Dennis Leong Company Secretary

sign here

date 25 July 2007

ANNEXURE 'A'

This is the annexure marked 'A' of 17 pages referred to in the Notice of Initial Substantial Holder

....
Dennis Leong
Company Secretary, Macquarie Bank Limited
25 July 2007

CONTROLLED BODIES CORPORATE

AUSCONO	COMPANY NAME	JURISDICTION
2083875	2083875 ONTARIO INC.	CANADA
6578268	6578268 CANADA INC	CANADA
124 437 574	ACCESS GP CO PTY LIMITED	AUSTRALIA
124 437 421	ACCESS LP CO PTY LIMITED	AUSTRALIA
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED	CAYMAN ISLANDS
078 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED	AUSTRALIA
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	AUSTRALIA
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	AUSTRALIA
075 176 993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	AUSTRALIA
008 640 177	ALEATORY PTY. LIMITED	AUSTRALIA
081 119 477	ALLOCA (NO. 4) PTY. LIMITED	AUSTRALIA
	AMAZON PARTICIPACOES DO BRASIL S.A.	BRAZIL
106 608 422	AMICUS CURIAE PTY LIMITED	AUSTRALIA
078 953 607	AMT MANAGEMENT LIMITED	AUSTRALIA
WK-131747	ASHER SECURITIES LIMITED	CAYMAN ISLANDS
124 437 609	ASIAN PACIFIC PROPERTY 2007 PTY LIMITED	AUSTRALIA
	AWHR AMERICAS WATER HEATER RENTALS, LLC	UNITED STATES
	AWHR FIVE, LLC	UNITED STATES
	AWHR FOUR, LLC	UNITED STATES
	AWHR ONE, LLC	UNITED STATES
	AWHR SIX, LLC	UNITED STATES
	AWHR THREE, LLC	UNITED STATES
	AWHR TWO, LLC	UNITED STATES
093 979 223	BAO WAVE PTY LIMITED	AUSTRALIA
059 814 818	BAROSSA GE PTY LIMITED	AUSTRALIA
008 604 966	BELIKE NOMINEES PTY. LIMITED	AUSTRALIA
008 607 065	BOND STREET CUSTODIANS LIMITED	AUSTRALIA
008 606 924	BOND STREET INVESTMENTS PTY. LIMITED	AUSTRALIA
071 247 606	BOND STREET LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
004 680 004	BOSTON AUSTRALIA PTY LIMITED	AUSTRALIA
005 008 702	BOSTON LEASING PTY. LIMITED	AUSTRALIA
06091645	BRUNA MOON SL	SPAIN
88217	BUNHILL INVESTMENTS UNLIMITED	JERSEY
002 865 830	BUTTONWOOD NOMINEES PTY LIMITED	AUSTRALIA
079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	AUSTRALIA
674939-9	CANADIANFOREX LIMITED	UNITED STATES
4800336	CAPITAL METERS HOLDINGS LIMITED	ENGLAND/WALES
4800317	CAPITAL METERS LIMITED	ENGLAND/WALES
006 200 899	CASL FINANCIAL SERVICES PTY. LIMITED	AUSTRALIA
008 585 804	CENFORD PTY LIMITED	AUSTRALIA
113 484 165	CENTAURUS INVESTOR PTY LIMITED	AUSTRALIA
WK-133807	CHISWELL INVESTMENTS LIMITED	CAYMAN ISLANDS

104 331 795	COIN SOFTWARE PTY LIMITED	AUSTRALIA
002 737 868	COLDAVA PTY LIMITED	AUSTRALIA
079 775 134	CONCEPT BLUE PROPERTY PTY LTD	AUSTRALIA
071 292 647	CONNECTEAST MANAGEMENT LIMITED	AUSTRALIA
104 379 464	CORIOLIS INFRASTRUCTURE SERVICES PTY LIMITED	AUSTRALIA
03241012	CORONA ENERGY LIMITED	UNITED KINGDOM
03241002	CORONA ENERGY RETAIL 1 LIMITED	UNITED KINGDOM
SC138229	CORONA ENERGY RETAIL 2 LIMITED	SCOTLAND
02746961	CORONA ENERGY RETAIL 3 LIMITED	UNITED KINGDOM
02798334	CORONA ENERGY RETAIL 4 LIMITED	UNITED KINGDOM
02879748	CORONA GAS MANAGEMENT LIMITED	UNITED KINGDOM
006 346 952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED	AUSTRALIA
	CYGNUS GODO KAISHA	JAPAN
WK-129317	DELANO SECURITIES LIMITED	CAYMAN ISLANDS
	DENEBOLA YUGEN KAISHA	JAPAN
29610304	DESPEN BAYLE COPENHAGEN A/S	DENMARK
5843681	DESPEN BAYLE LIMITED	UNITED KINGDOM
008 606 871	DEXIN NOMINEES PTY. LIMITED	AUSTRALIA
083 158 409	DIVCO 10 PTY LIMITED	AUSTRALIA
097 290 876	DIVCO 100 PTY LIMITED	AUSTRALIA
097 290 894	DIVCO 102 PTY LIMITED	AUSTRALIA
097 290 901	DIVCO 103 PTY LIMITED	AUSTRALIA
097 290 929	DIVCO 105 PTY LIMITED	AUSTRALIA
097 290 938	DIVCO 106 PTY LIMITED	AUSTRALIA
097 290 956	DIVCO 108 PTY LIMITED	AUSTRALIA
097 290 072	DIVCO 114 PTY LIMITED	AUSTRALIA
083 158 436	DIVCO 12 PTY LIMITED	AUSTRALIA
101 190 603	DIVCO 120 PTY LIMITED	AUSTRALIA
101 190 612	DIVCO 121 PTY LIMITED	AUSTRALIA
101 190 621	DIVCO 122 PTY LIMITED	AUSTRALIA
101 190 630	DIVCO 123 PTY LIMITED	AUSTRALIA
101 190 701	DIVCO 128 PTY LIMITED	AUSTRALIA
101 190 667	DIVCO 129 PTY LIMITED	AUSTRALIA
101 190 676	DIVCO 130 PTY LIMITED	AUSTRALIA
105 344 956	DIVCO 137 PTY LIMITED	AUSTRALIA
105 346 049	DIVCO 139 PTY LIMITED	AUSTRALIA
083 158 454	DIVCO 14 PTY LIMITED	AUSTRALIA
105 346 549	DIVCO 147 PTY LIMITED	AUSTRALIA
083 158 463	DIVCO 15 PTY LIMITED	AUSTRALIA
105 346 558	DIVCO 155 PTY LIMITED	AUSTRALIA
105 346 567	DIVCO 156 PTY LIMITED	AUSTRALIA
110 051 664	DIVCO 157 PTY LIMITED	AUSTRALIA
105 346 521	DIVCO 158 PTY LIMITED	AUSTRALIA
101 190 578	DIVCO 161 PTY LIMITED	AUSTRALIA
097 290 885	DIVCO 163 PTY LIMITED	AUSTRALIA
097 290 965	DIVCO 167 PTY LIMITED	AUSTRALIA
083 158 490	DIVCO 17 PTY LIMITED	AUSTRALIA
083 158 516	DIVCO 18 PTY LIMITED	AUSTRALIA
083 158 534	DIVCO 19 PTY LIMITED	AUSTRALIA
083 158 301	DIVCO 2 PTY LIMITED	AUSTRALIA
083 158 589	DIVCO 21 PTY LIMITED	AUSTRALIA
083 158 623	DIVCO 23 PTY LIMITED	AUSTRALIA
083 158 650	DIVCO 24 PTY LIMITED	AUSTRALIA
083 158 669	DIVCO 26 PTY LIMITED	AUSTRALIA
083 158 703	DIVCO 28 PTY LIMITED	AUSTRALIA
083 158 712	DIVCO 29 PTY LTD	AUSTRALIA
083 158 329	DIVCO 3 PTY LIMITED	AUSTRALIA

083 158 730	DIVCO 30 PTY LIMITED	AUSTRALIA
083 158 776	DIVCO 32 PTY LIMITED	AUSTRALIA
083 158 810	DIVCO 33 PTY LIMITED	AUSTRALIA
083 158 856	DIVCO 34 PTY LIMITED	AUSTRALIA
083 158 892	DIVCO 36 PTY LIMITED	AUSTRALIA
083 158 972	DIVCO 40 PTY LIMITED	AUSTRALIA
088 347 568	DIVCO 42 PTY LIMITED	AUSTRALIA
083 159 040	DIVCO 43 PTY LIMITED	AUSTRALIA
083 159 059	DIVCO 44 PTY LIMITED	AUSTRALIA
083 159 077	DIVCO 45 PTY LIMITED	AUSTRALIA
083 159 120	DIVCO 47 PTY LIMITED	AUSTRALIA
083 159 139	DIVCO 48 PTY LIMITED	AUSTRALIA
083 159 157	DIVCO 50 PTY LIMITED	AUSTRALIA
083 159 175	DIVCO 51 PTY LIMITED	AUSTRALIA
088 347 451	DIVCO 52 PTY LIMITED	AUSTRALIA
088 347 479	DIVCO 54 PTY LIMITED	AUSTRALIA
088 347 488	DIVCO 56 PTY LIMITED	AUSTRALIA
088 347 504	DIVCO 58 PTY LIMITED	AUSTRALIA
088 347 513	DIVCO 59 PTY LIMITED	AUSTRALIA
083 158 374	DIVCO 6 PTY LIMITED	AUSTRALIA
088 347 522	DIVCO 60 PTY LIMITED	AUSTRALIA
088 347 531	DIVCO 61 PTY LIMITED	AUSTRALIA
088 347 540	DIVCO 62 PTY LIMITED	AUSTRALIA
093 601 015	DIVCO 63 PTY LIMITED	AUSTRALIA
093 601 033	DIVCO 65 PTY LIMITED	AUSTRALIA
093 601 079	DIVCO 68 PTY LIMITED	AUSTRALIA
093 601 097	DIVCO 70 PTY LIMITED	AUSTRALIA
105 343 959	DIVCO 72 PTY LIMITED	AUSTRALIA
093 601 122	DIVCO 74 PTY LIMITED	AUSTRALIA
093 601 140	DIVCO 76 PTY LIMITED	AUSTRALIA
093 601 168	DIVCO 79 PTY LIMITED	AUSTRALIA
083 158 392	DIVCO 8 PTY LIMITED	AUSTRALIA
097 289 962	DIVCO 81 PTY LIMITED	AUSTRALIA
097 289 980	DIVCO 83 PTY LIMITED	AUSTRALIA
097 290 009	DIVCO 85 PTY LIMITED	AUSTRALIA
097 290 027	DIVCO 87 PTY LIMITED	AUSTRALIA
097 290 054	DIVCO 89 PTY LIMITED	AUSTRALIA
097 290 063	DIVCO 90 PTY LIMITED	AUSTRALIA
097 290 812	DIVCO 95 PTY LIMITED	AUSTRALIA
81-0600564	DIVERSIFIED CLO INVESTMENTS NO.1 INC	UNITED STATES
109 819 418	DIVERSIFIED CMBS AUSTRALIA HOLDINGS PTY LIMITED	AUSTRALIA
	DORADO GODO KAISHA	JAPAN
094 631 964	EASTERN SEA INVESTMENTS PTY LIMITED	AUSTRALIA
118 345 332	EASTERN STATES LIMITED	AUSTRALIA
069 344 001	ELISE NOMINEES PTY LIMITED	AUSTRALIA
MC-177879	EMERGING MARKETS FINANCE LIMITED	CAYMAN ISLANDS
118 802 850	EQUINOX INVESTMENT HOLDINGS PTY LTD	AUSTRALIA
006 435 810	EQUITAS NOMINEES PTY. LIMITED	AUSTRALIA
114 174 211	ESCALATOR 2005 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
114 174 220	ESCALATOR 2005 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 542	ESCALATOR 2005-2 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 533	ESCALATOR 2005-2 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
120 435 841	ESCALATOR 2006 (AUSTRALIAN PROPERTY) PTY LIMITED	AUSTRALIA
111 360 528	ESCALATOR AUSTRALIAN INVESTMENT COMPANY PTY LIMITED	AUSTRALIA

111 494 574	ESCALATOR GP CO PTY LIMITED	AUSTRALIA
111 494 663	ESCALATOR INCOME NOTE CO PTY LIMITED	AUSTRALIA
111 494 467	ESCALATOR LP CO PTY LIMITED	AUSTRALIA
124 574 116	ESSENTIAL INFRASTRUCTURE AUSTRALIA LIMITED	AUSTRALIA
MC-510292	EUROPEAN FINANCIAL INVESTMENTS FUND LIMITED	CAYMAN ISLANDS
MC-150410	EUROPEAN FINANCIAL INVESTMENTS LIMITED	CAYMAN ISLANDS
559916	EVEREST ABSOLUTE RETURN II LIMITED	BRITISH VIRGIN ISLANDS
009 636 131	FELTER PTY LIMITED	AUSTRALIA
008 604 466	FOUCAULT PTY LIMITED	AUSTRALIA
20-2384759	FREMANTLE WIND HOLDINGS INC	UNITED STATES
088 928 296	FUNDCORP HOLDINGS PTY LIMITED	AUSTRALIA
106 204 862	FUNDCORP PTY LIMITED	AUSTRALIA
116 419 071	FUTURE SCHOOLS PARTNERSHIP PTY LIMITED	AUSTRALIA
008 542 685	GALANTHUS AUSTRALIA PTY LIMITED	AUSTRALIA
001 581 031	GALANTHUS LEASING PTY LIMITED	AUSTRALIA
068 104 558	GARACHINE PTY LIMITED	AUSTRALIA
054 001 400	GATESUN PTY. LIMITED	AUSTRALIA
133 289 1	GENERATOR BONDS LIMITED	NEW ZEALAND
108 026 437	GENERATOR CHARITIES AUSTRALIA PTY LIMITED	AUSTRALIA
103 116 954	GENERATOR INVESTMENTS AUSTRALIA LIMITED	AUSTRALIA
092 375 329	GIFT SECURITIES PTY LIMITED	AUSTRALIA
009 642 942	GILLMAN PTY. LIMITED	AUSTRALIA
105 819 181	GLOBAL DEBT INVESTMENTS NO.4 PTY LIMITED	AUSTRALIA
MC143292	GLOBAL STAR GP LTD	CAYMAN ISLANDS
008 604 484	GLORIOLE PTY LIMITED	AUSTRALIA
008 637 241	HAFLING PTY. LIMITED	AUSTRALIA
415492	HBEAR CO. NO.1 LIMITED	IRELAND
104 324 441	HEMISPHERE SERVICES PTY LIMITED	AUSTRALIA
125 438 600	HENDERSON WA PTY LIMITED	AUSTRALIA
000 758 010	HILLSAM NOMINEES PTY. LIMITED	AUSTRALIA
104 173 891	HUB X PTY LIMITED	AUSTRALIA
	HYDRA INVESTMENTS 2007 LIMITED	JERSEY
002 757 020	IDAMENEO (NO. 79) NOMINEES PTY. LIMITED	AUSTRALIA
009 642 979	INDEMCO PTY LIMITED	AUSTRALIA
65764	INFRASTRUCTURE INVESTMENT NO. 2 LTD.	CAYMAN ISLANDS
073 710 942	INFRASTRUCTURE INVESTMENTS NO 1 PTY LIMITED	AUSTRALIA
0356202	INSURANCE PAY CANADA INC	CANADA
4247247	INVESTMENT PORTFOLIO FUNDING LLC	UNITED STATES
	INVESTMENT PORTFOLIO HOLDINGS INC	OTHER
	JAPAN AUTOMOBILE ROAD CORPORATION LIMITED	JAPAN
0199 02 036303	JIG HOLDINGS LIMITED	JAPAN
009 641 114	JUBILEE PTY. LIMITED	AUSTRALIA
008 605 070	KALLERAD PTY. LIMITED	AUSTRALIA
081 119 440	KENSINGTON BANKS PTY LIMITED	AUSTRALIA
1652751	KIDS FIRST PROPERTIES LIMITED	NEW ZEALAND
	KNIK ARM CROSSING, LLC	UNITED STATES
111 060 587	LACHLAN WEALTH MANAGEMENT LIMITED	AUSTRALIA
003 250 833	LANROD PTY LIMITED	AUSTRALIA
008 604 920	LIANA PTY. LIMITED	AUSTRALIA
117 213 064	LIVE PAYMENTS PTY LIMITED	AUSTRALIA
118 029 664	M&I DEBT INVESTMENTS PTY LIMITED	AUSTRALIA
118 029 342	M&I INVESTMENTS HOLDINGS PTY LIMITED	AUSTRALIA
080 473 025	MAC IT 2000 PTY LIMITED	AUSTRALIA
096 705 109	MACQUARIE (1 NICHOLSON STREET) NOMINEES PTY LTD	AUSTRALIA
116 308 466	MACQUARIE (171 COLLINS ST) PTY LIMITED	AUSTRALIA

115 007 817	MACQUARIE (454 COLLINS STREET) PTY LIMITED	AUSTRALIA
093 438 414	MACQUARIE (ARNCLIFFE) PTY LTD	AUSTRALIA
198500776M	MACQUARIE (ASIA) PTE LTD	SINGAPORE
200228	MACQUARIE (HK) FINANCIAL SERVICES LIMITED	HONG KONG
611405	MACQUARIE (HONG KONG) LIMITED	HONG KONG
	MACQUARIE (JAPAN) LIMITED	JAPAN
463469-W	MACQUARIE (MALAYSIA) SDN BHD	KUALA LUMPUR
110 256 418	MACQUARIE (PYRMONT) PTY LIMITED	AUSTRALIA
06287793	MACQUARIE (UK) GROUP SERVICES LIMITED	UNITED KINGDOM
4196639	MACQUARIE 161, LLC	UNITED STATES
008 594 885	MACQUARIE ACCEPTANCES LIMITED	AUSTRALIA
095 180 788	MACQUARIE ADMIN SERVICES PTY LIMITED	AUSTRALIA
20001234/07	MACQUARIE AFRICA (PROPRIETARY) LIMITED	SOUTH AFRICA
	MACQUARIE AIRCRAFT LEASING SERVICES (UK) LIMITED	UNITED KINGDOM
075 295 760	MACQUARIE AIRPORTS MANAGEMENT LIMITED	AUSTRALIA
094 406 756	MACQUARIE ALLIANCES PTY LIMITED	AUSTRALIA
103 237 181	MACQUARIE ALTERNATIVE ASSETS MANAGEMENT LIMITED	AUSTRALIA
086 159 060	MACQUARIE ALTERNATIVE INVESTMENTS LIMITED	AUSTRALIA
010174903-3379259	MACQUARIE AMERICAS CORP	UNITED STATES
124 071 414	MACQUARIE AMERICAS HOLDINGS PTY LTD	AUSTRALIA
071 501 963	MACQUARIE ASIA HOLDINGS PTY LIMITED	AUSTRALIA
619928	MACQUARIE ASIA LIMITED	HONG KONG
	MACQUARIE ASIA PROPERTY ADVISORS LIMITED	BERMUDA
37186	MACQUARIE ASIA REAL ESTATE LIMITED	BERMUDA
105 453 638	MACQUARIE ASIA REAL ESTATE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED	VIRGIN ISLANDS, BRITISH
	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED (SINGAPORE BRANCH)	BRITISH VIRGIN ISLAND
103 780 089	MACQUARIE ASIAN INVESTMENTS PTY LIMITED	AUSTRALIA
	MACQUARIE ASIAN PACIFIC PROPERTY 2007 LP	AUSTRALIA
064 219 601	MACQUARIE ASSET FINANCE LIMITED	AUSTRALIA
001 263 583	MACQUARIE ASSET MANAGEMENT LIMITED	AUSTRALIA
081 706 167	MACQUARIE ASSET SERVICES LIMITED	AUSTRALIA
WK-128186	MACQUARIE AUSTRALIA COMPUTER SYSTEMS LEASING PTY LIMITED	CAYMAN ISLANDS
077 193 956	MACQUARIE AUSTRALIA FINANCE PTY LIMITED	AUSTRALIA
006 055 796	MACQUARIE AUSTRALIA INTERNATIONAL PTY LIMITED	AUSTRALIA
002 542 136	MACQUARIE AUSTRALIA LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
008 640 168	MACQUARIE AUSTRALIA MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
000 736 210	MACQUARIE AUSTRALIA PTY LIMITED	AUSTRALIA
074 453 286	MACQUARIE AUSTRALIA SECURITIES LIMITED	AUSTRALIA
008 660 811	MACQUARIE AUSTRALIA TECHNOLOGY PTY LIMITED	AUSTRALIA
121 836 191	MACQUARIE AVENIR NO. 1 PTY LIMITED	AUSTRALIA
121 836 235	MACQUARIE AVENIR NO. 2 PTY LIMITED	AUSTRALIA
075 176 733	MACQUARIE AVIATION (NO. 1) LIMITED	AUSTRALIA
368579	MACQUARIE AVIATION CAPITAL FINANCE LIMITED	IRELAND
368589	MACQUARIE AVIATION CAPITAL GROUP	IRELAND
368580	MACQUARIE AVIATION CAPITAL LIMITED	IRELAND
124 071 432	MACQUARIE B.H. PTY LTD	AUSTRALIA
008 583 542	MACQUARIE BANK LIMITED	AUSTRALIA
001 531 997	MACQUARIE BANK SUPERANNUATION PTY. LIMITED	AUSTRALIA
109 280 819	MACQUARIE BATHURST STREET PTY LIMITED	AUSTRALIA

13926	MACQUARIE BETEILIGUNGSTREUHAND GMBH	GERMANY
CNPJ 03.516.449/0001	MACQUARIE BRASIL PARTICIPACOES LTDA	BRAZIL
083 822 404	MACQUARIE BUSINESS BROKING SERVICES PTY LTD	AUSTRALIA
423532-2	MACQUARIE CANADA HOLDINGS LTD	CANADA
4265301	MACQUARIE CANADIAN INFRASTRUCTURE MANAGEMENT LIMITED	CANADA
6489800	MACQUARIE CANADIAN INVESTMENT HOLDINGS LTD.	CANADA
605377-7	MACQUARIE CAPITAL (CANADA) LTD	CANADA
	MACQUARIE CAPITAL (JAPAN) LIMITED	JAPAN
352816	MACQUARIE CAPITAL (NZ) LIMITED	NEW ZEALAND
105 777 704	MACQUARIE CAPITAL ALLIANCE MANAGEMENT LIMITED	AUSTRALIA
88464	MACQUARIE CAPITAL FUNDING (GP) LIMITED	JERSEY
110 605 724	MACQUARIE CAPITAL FUNDING (LP) PTY LIMITED	AUSTRALIA
	MACQUARIE CAPITAL FUNDING L.P.	UNITED KINGDOM
FN 215363K	MACQUARIE CAPITAL GMBH	AUSTRIA
	MACQUARIE CAPITAL KOREA CO LTD	KOREA
04242665	MACQUARIE CAPITAL LIMITED	ENGLAND/WALES
006 938 825	MACQUARIE CAPITAL MARKETS NOMINEES PTY LIMITED	AUSTRALIA
57952 C1/GBL	MACQUARIE CAPITAL MAURITIUS LIMITED	MAURITIUS
169009	MACQUARIE CAYMAN HOLDINGS 2 CO	CAYMAN ISLANDS
168347	MACQUARIE CAYMAN HOLDINGS CO	CAYMAN ISLANDS
124 022 126	MACQUARIE CHEONGNA INVESTMENT PTY LTD	AUSTRALIA
097 868 687	MACQUARIE CLO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
065 178 618	MACQUARIE CLO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
006 198 910	MACQUARIE COMMERCIAL LEASING VIC PTY. LIMITED	AUSTRALIA
05259474	MACQUARIE COMMODITIES (UK) LIMITED	ENGLAND/WALES
05259503	MACQUARIE COMMODITIES FINANCE (UK) LIMITED	ENGLAND/WALES
	MACQUARIE COMMODITIES FUND LTD	BERMUDA
066 047 738	MACQUARIE COMMUNICATIONS INFRASTRUCTURE MANAGEMENT LIMITED	AUSTRALIA
111 117 465	MACQUARIE COMMUNITY PARTNERSHIPS LIMITED	AUSTRALIA
096 629 471	MACQUARIE CONCEPT BLUE PTY LTD	AUSTRALIA
664379-5	MACQUARIE COOK ENERGY CANADA LTD	CANADA
664382-5	MACQUARIE COOK ENERGY HOLDINGS CANADA LTD	CANADA
93-1043421	MACQUARIE COOK ENERGY, LLC	UNITED STATES
4240241	MACQUARIE COOK POWER INC	UNITED STATES
2569853	MACQUARIE CORIOLIS HOLDINGS INC	UNITED STATES
	MACQUARIE CORONA ENERGY HOLDINGS LIMITED	UNITED KINGDOM
911031568	MACQUARIE CORPORATE FINANCE (USA) INC	UNITED STATES
123 199 548	MACQUARIE CORPORATE FINANCE AUSTRALIA LIMITED	AUSTRALIA
008 606 862	MACQUARIE CORPORATE FINANCE HOLDINGS PTY LTD	AUSTRALIA
008 595 426	MACQUARIE CORPORATE FINANCE LIMITED	AUSTRALIA
1952567	MACQUARIE CORPORATE FINANCE NEW ZEALAND LIMITED	NEW ZEALAND
20-1536178	MACQUARIE COTTON INTERNATIONAL INC	UNITED STATES
069 709 468	MACQUARIE COUNTRYWIDE MANAGEMENT LIMITED	AUSTRALIA
075 067 631	MACQUARIE DEBF PTY LIMITED	AUSTRALIA
29318190	MACQUARIE DENMARK LIMITED A/S	DENMARK
008 596 950	MACQUARIE DEPOSITS PTY. LIMITED	AUSTRALIA
102 607 616	MACQUARIE DEVELOPMENT CAPITAL II PTY LIMITED	AUSTRALIA

082 018 399	MACQUARIE DEVELOPMENT CAPITAL PTY LIMITED	AUSTRALIA
091 936 515	MACQUARIE DEVELOPMENT DIRECTION PTY LIMITED	AUSTRALIA
115 402 349	MACQUARIE DIGITAL PTY LIMITED	AUSTRALIA
084 828 473	MACQUARIE DIRECT INVESTMENT A LIMITED	AUSTRALIA
084 828 437	MACQUARIE DIRECT INVESTMENT B LIMITED	AUSTRALIA
008 607 083	MACQUARIE DIRECT INVESTMENT LIMITED	AUSTRALIA
073 623 784	MACQUARIE DIRECT PROPERTY MANAGEMENT LIMITED	AUSTRALIA
085 795 651	MACQUARIE DISTRIBUTION PTY LIMITED	AUSTRALIA
	MACQUARIE DISTRICT ENERGY MANAGEMENT INC	UNITED STATES
114 099 795	MACQUARIE DIVERSIFIED ASSET ADVISORY PTY LIMITED	AUSTRALIA
096 211 424	MACQUARIE DIVERSIFIED INVESTMENT SERVICES PTY LIMITED	AUSTRALIA
098 127 578	MACQUARIE DIVERSIFIED INVESTMENTS NO 2 PTY LTD	AUSTRALIA
098 127 569	MACQUARIE DIVERSIFIED INVESTMENTS NO 3 PTY LTD	AUSTRALIA
094 464 365	MACQUARIE DIVERSIFIED PORTFOLIO INVESTMENTS PTY LIMITED	AUSTRALIA
125 574 389	MACQUARIE DYNAMIC MANAGEMENT (DHOAU) PTY LIMITED	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (EBB3) LLC	UNITED STATES
113 054 569	MACQUARIE DYNAMIC MANAGEMENT (EBB3) PTY LTD	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (USA) INC	UNITED STATES
106 197 488	MACQUARIE DYNAMIC MANAGEMENT PTY LIMITED	AUSTRALIA
2304923	MACQUARIE ELECTRONICS CONSULTING INC	UNITED STATES
363806	MACQUARIE ELECTRONICS LIMITED	IRELAND
363803	MACQUARIE ELECTRONICS REMARKETING LIMITED	IRELAND
1978834	MACQUARIE ELECTRONICS USA INC	UNITED STATES
664374-4	MACQUARIE ENERGY HOLDINGS CANADA LTD	CANADA
122 300 592	MACQUARIE ENERGY HOLDINGS PTY LTD	AUSTRALIA
20-3690485	MACQUARIE ENERGY NORTH AMERICA FINANCE INC.	UNITED STATES
4023666	MACQUARIE ENERGY NORTH AMERICA TRADING INC.	UNITED STATES
067 299 923	MACQUARIE EQUIPMENT FINANCE PTY LTD	AUSTRALIA
112 079 268	MACQUARIE EQUIPMENT RENTALS PTY LIMITED	AUSTRALIA
485394	MACQUARIE EQUITIES (ASIA) LIMITED	HONG KONG
063 906 392	MACQUARIE EQUITIES (US) HOLDINGS PTY. LIMITED	AUSTRALIA
	MACQUARIE EQUITIES BRASIL ADMINISTRACAO DE FUNDOS E PARTICIPACAO LTDA	BRAZIL
WN 1114218	MACQUARIE EQUITIES CUSTODIANS LIMITED	NEW ZEALAND
002 574 923	MACQUARIE EQUITIES LIMITED	AUSTRALIA
WN/1007806	MACQUARIE EQUITIES NEW ZEALAND LIMITED	NEW ZEALAND
200408424K	MACQUARIE EQUITIES SERVICES SINGAPORE PTE. LTD.	SINGAPORE
001 374 572	MACQUARIE EQUITY CAPITAL MARKETS LIMITED	AUSTRALIA
0694706	MACQUARIE EQUITY PRODUCTS	UNITED KINGDOM
	MACQUARIE ESCALATOR 2005-2 (COMMODITIES INDEX) LP	AUSTRALIA
	MACQUARIE ESCALATOR 2005-2 (EQUITIES INDEX) LP	AUSTRALIA
3704031	MACQUARIE EUROPE LIMITED	ENGLAND/WALES
114 801 464	MACQUARIE EUROPEAN FINANCIAL INVESTMENTS PTY LTD	AUSTRALIA
078 771 123	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED	AUSTRALIA

6146573	MACQUARIE EUROPEAN INVESTMENT HOLDINGS LIMITED	UNITED KINGDOM
116 582 524	MACQUARIE FARM ASSETS AND RESOURCES MANAGEMENT LIMITED	AUSTRALIA
086 587 635	MACQUARIE FILMED INVESTMENTS PTY LTD	AUSTRALIA
1065067	MACQUARIE FINANCE (NZ) LIMITED	NEW ZEALAND
2984767	MACQUARIE FINANCE (UK) LIMITED	ENGLAND/WALES
20-5871391	MACQUARIE FINANCE (USA) INC	UNITED STATES
4259156	MACQUARIE FINANCE AMERICAS INC	UNITED STATES
118 817 440	MACQUARIE FINANCE HOLDINGS LIMITED	AUSTRALIA
001 214 964	MACQUARIE FINANCE LIMITED	AUSTRALIA
	MACQUARIE FINANCE TRUST	SOUTH AFRICA
5645886	MACQUARIE FINANCIAL INFRASTRUCTURE ALLIANCE LIMITED	UNITED KINGDOM
155 537	MACQUARIE FINANCIAL INFRASTRUCTURE FUND	CAYMAN ISLANDS
422814-6	MACQUARIE FINANCIAL LTD	CANADA
095 135 694	MACQUARIE FINANCIAL PRODUCTS MANAGEMENT LIMITED	AUSTRALIA
008 606 764	MACQUARIE FIRST AVIATION LEASING PTY. LIMITED	AUSTRALIA
069 344 154	MACQUARIE FLEET LEASING PTY LIMITED	AUSTRALIA
093 752 946	MACQUARIE FORESTRY SERVICES PTY LIMITED	AUSTRALIA
113 113 214	MACQUARIE FORTRESS INVESTMENTS LIMITED	AUSTRALIA
008 607 047	MACQUARIE FOURTEENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
110 356 968	MACQUARIE FP FUNDING PTY LIMITED	AUSTRALIA
2005B04004	MACQUARIE FRANCE SARL	FRANCE
3752829	MACQUARIE FUND ADVISER, LLC	UNITED STATES
4240236	MACQUARIE FUNDING HOLDINGS INC	UNITED STATES
6581935	MACQUARIE FUNDING INC	CANADA
LP00000352	MACQUARIE FUNDING LIMITED PARTNERSHIP	AUSTRALIA
20-3783039	MACQUARIE FUNDS MANAGEMENT (USA) INC.	UNITED STATES
093 177 407	MACQUARIE FUNDS MANAGEMENT HOLDINGS PTY LIMITED	AUSTRALIA
724745	MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED	HONG KONG
006 880 217	MACQUARIE FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
	MACQUARIE FUNDS MANAGEMENT SPC	CAYMAN ISLANDS
170	MACQUARIE FUTURES & OPTIONS (HONG KONG) LIMITED	HONG KONG
111631	MACQUARIE FUTURES (ASIA) LIMITED	HONG KONG
4088350	MACQUARIE FUTURES USA INC	UNITED STATES
084 388 947	MACQUARIE GLOBAL DEBT INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
075 176 779	MACQUARIE GLOBAL DEBT INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
	MACQUARIE GLOBAL FINANCE SERVICES (MAURITIUS) LIMITED	MAURITIUS
5259497	MACQUARIE GLOBAL INVESTMENTS (UK) LIMITED	UNITED KINGDOM
4346896	MACQUARIE GLOBAL OPPORTUNITIES PARTNERS GP LLC	UNITED STATES
4332814	MACQUARIE GLOBAL OPPORTUNITIES PARTNERS INC	UNITED STATES
110 930 964	MACQUARIE GLOBAL PROPERTY FUNDS LIMITED	AUSTRALIA
168982	MACQUARIE GLOBAL SERVICES PRIVATE LIMITED	INDIA
5622726	MACQUARIE GLOBAL UTILITY INVESTMENTS GP LIMITED	ENGLAND/WALES
5488013	MACQUARIE GP LIMITED	ENGLAND/WALES
5718600	MACQUARIE GP2 LIMITED	UNITED KINGDOM
124 071 389	MACQUARIE GROUP (US) HOLDINGS NO.1 PTY LTD	AUSTRALIA

200412291W	MACQUARIE GROUP HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
122 169 340	MACQUARIE GROUP HOLDINGS LIMITED	AUSTRALIA
1952566	MACQUARIE GROUP HOLDINGS NEW ZEALAND LIMITED	NEW ZEALAND
124 071 405	MACQUARIE GROUP HOLDINGS NO.1 LTD	AUSTRALIA
124 071 398	MACQUARIE GROUP HOLDINGS NO.2 LTD	AUSTRALIA
124 071 478	MACQUARIE GROUP HOLDINGS NO.3 PTY LTD	AUSTRALIA
123 199 253	MACQUARIE GROUP INTERNATIONAL HOLDINGS PTY LIMITED	AUSTRALIA
122 169 279	MACQUARIE GROUP LIMITED	AUSTRALIA
245979	MACQUARIE GROUP NEW ZEALAND LIMITED	NEW ZEALAND
116 467 031	MACQUARIE GROUP SERVICES AUSTRALIA PTY LTD	AUSTRALIA
599031	MACQUARIE HALLWAY PROPERTY LIMITED	BRITISH VIRGIN ISLANDS
	MACQUARIE HARBOURSIDE ASSET MANAGEMENT LIMITED	CAYMAN ISLANDS
112 058 072	MACQUARIE HEALTH AND RETIREMENT PTY LIMITED	AUSTRALIA
100 509 975	MACQUARIE HEALTH HOLDINGS PTY LTD	AUSTRALIA
200703280D	MACQUARIE HOLDINGS (SINGAPORE) PTE. LTD	SINGAPORE
2428034/8809391	MACQUARIE HOLDINGS (U.S.A.) INC	UNITED STATES
116 381 634	MACQUARIE HORTICULTURAL SERVICES PTY LIMITED	AUSTRALIA
262381	MACQUARIE I.T. (NZ) LIMITED	NEW ZEALAND
4346793	MACQUARIE IB FUNDS (USA) INC	UNITED STATES
421022	MACQUARIE IH IRELAND LIMITED	IRELAND
	MACQUARIE IMM INVESTMENT MANAGEMENT CO LIMITED	KOREA
/3075842	MACQUARIE INC	UNITED STATES
116 548 880	MACQUARIE INCOME INVESTMENTS LIMITED	AUSTRALIA
11-90696	MACQUARIE INDIA ADVISORY SERVICES PRIVATE LIMITED	INDIA
58341	MACQUARIE INDIAN AIRPORTS ONE LIMITED	MAURITIUS
58340	MACQUARIE INDIAN AIRPORTS TWO LIMITED	MAURITIUS
071 501 918	MACQUARIE INDONESIA HOLDINGS PTY LIMITED	AUSTRALIA
077 595 012	MACQUARIE INFRASTRUCTURE DEBT MANAGEMENT LIMITED	AUSTRALIA
074 311 390	MACQUARIE INFRASTRUCTURE FUNDS MANAGEMENT LIMITED	AUSTRALIA
5755862	MACQUARIE INFRASTRUCTURE GP LIMITED	ENGLAND/WALES
170.3.028.960-5	MACQUARIE INFRASTRUCTURE HOLDINGS AG	SWITZERLAND
072 609 271	MACQUARIE INFRASTRUCTURE INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
072 652 736	MACQUARIE INFRASTRUCTURE LIMITED	AUSTRALIA
112 772 871	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED	AUSTRALIA
06823M	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED - SINGAPORE BRANCH	SINGAPORE
3707788	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC	UNITED STATES
072 677 993	MACQUARIE INFRASTRUCTURE NO.2 LIMITED	AUSTRALIA
4339673	MACQUARIE INFRASTRUCTURE PARTNERS CANADA GP LTD	CANADA
20-4166306	MACQUARIE INFRASTRUCTURE PARTNERS INC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PARTNERS U.S GP LLC	UNITED STATES

29003	MACQUARIE INFRASTRUCTURE PRIVATE TRUSTEE COMPANY LIMITED	BERMUDA
	MACQUARIE INFRASTRUKTUR MANAGEMENT GMBH	GERMANY
200505701K	MACQUARIE INSURANCE (SINGAPORE) PTE. LTD.	SINGAPORE
117787C	MACQUARIE INTERNATIONAL ADVISORY LIMITED	ISLE OF MAN
502151	MACQUARIE INTERNATIONAL CAPITAL MARKETS LIMITED	HONG KONG
092 985 263	MACQUARIE INTERNATIONAL FINANCE LIMITED	AUSTRALIA
4125302	MACQUARIE INTERNATIONAL HOLDINGS LIMITED	ENGLAND/WALES
108 590 996	MACQUARIE INTERNATIONAL INVESTMENTS PTY LIMITED	AUSTRALIA
01802574	MACQUARIE INTERNATIONAL LIMITED	ENGLAND/WALES
169002	MACQUARIE INTERNATIONAL NEW YORK PARKING CO	CAYMAN ISLANDS
078 980 668	MACQUARIE INTERNATIONAL PROPERTY SERVICES PTY. LIMITED	AUSTRALIA
169050	MACQUARIE INTERNATIONAL SC INVESTMENTS CO	CAYMAN ISLANDS
	MACQUARIE INTERNATIONAL SMALL CAP ROADS CO	CAYMAN ISLANDS
2579363	MACQUARIE INTERNATIONALE HOLDINGS LIMITED	ENGLAND/WALES
4957256	MACQUARIE INTERNATIONALE INVESTMENTS LIMITED	ENGLAND/WALES
36631	MACQUARIE INVESTMENT (HONG KONG) LIMITED	HONG KONG
0785179	MACQUARIE INVESTMENT ADVISORY (BEIJING) CO LTD	CHINA
122 939 600	MACQUARIE INVESTMENT HOLDINGS LIMITED	AUSTRALIA
112 017 919	MACQUARIE INVESTMENT HOLDINGS NO.2 PTY LIMITED	AUSTRALIA
WN 1114216	MACQUARIE INVESTMENT MANAGEMENT (NZ) LIMITED	NEW ZEALAND
3976881	MACQUARIE INVESTMENT MANAGEMENT (UK) LIMITED	UNITED KINGDOM
002 867 003	MACQUARIE INVESTMENT MANAGEMENT LTD	AUSTRALIA
071 745 401	MACQUARIE INVESTMENT SERVICES LIMITED	AUSTRALIA
WK-133809	MACQUARIE INVESTMENTS (SINGAPORE) LIMITED	CAYMAN ISLANDS
4104671	MACQUARIE INVESTMENTS (UK) LIMITED	ENGLAND/WALES
20-5871327	MACQUARIE INVESTMENTS (USA) INC	UNITED STATES
5582630	MACQUARIE INVESTMENTS 1 LIMITED	ENGLAND/WALES
5708696	MACQUARIE INVESTMENTS 2 LIMITED	ENGLAND/WALES
069 416 977	MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED	AUSTRALIA
74953	MACQUARIE INVESTMENTS DEUTSCHLAND GMBH	GERMANY
	MACQUARIE INVESTMENTS LLC	UNITED STATES
119 211 433	MACQUARIE INVESTORS PTY LTD	AUSTRALIA
459515-H	MACQUARIE IT SDN BHD	KUALA LUMPUR
107 147 222	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED	AUSTRALIA
107 147 188	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED	AUSTRALIA
117 560 282	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED	AUSTRALIA
0199-03-012590	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED (JAPAN BRANCH)	JAPAN
117 560 415	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED	AUSTRALIA
0199-03-012591	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED (JAPAN BRANCH)	JAPAN
	MACQUARIE JAPAN PROPERTY TRUST	AUSTRALIA
119 106 053	MACQUARIE JAQUES PTY LIMITED	AUSTRALIA
110 990 184	MACQUARIE JIN LIN PTY LIMITED	AUSTRALIA

122 774 289	MACQUARIE KEMBLE WATER HOLDINGS PTY LTD	AUSTRALIA
104-81-53531	MACQUARIE KOREA CO. LTD	KOREA
104-81-95716	MACQUARIE KOREA OPPORTUNITIES MANAGEMENT, INC.	KOREA
5487970	MACQUARIE KOREAN INVESTMENT HOLDINGS LIMITED	ENGLAND/WALES
001156	MACQUARIE LEASING (CHINA) CO LIMITED	CHINA
243880	MACQUARIE LEASING (NZ) LIMITED	NEW ZEALAND
2997799	MACQUARIE LEASING (UK) LIMITED	ENGLAND/WALES
05867292	MACQUARIE LEASING LIMITED	UNITED KINGDOM
002 675 032	MACQUARIE LEASING NSW PTY. LIMITED	AUSTRALIA
002 674 982	MACQUARIE LEASING PTY. LIMITED	AUSTRALIA
010 529 638	MACQUARIE LEASING QLD PTY. LIMITED	AUSTRALIA
105 453 834	MACQUARIE LEISURE DEVELOPMENTS LIMITED	AUSTRALIA
079 630 676	MACQUARIE LEISURE MANAGEMENT LIMITED	AUSTRALIA
002 574 914	MACQUARIE LEISURE SERVICES PTY LIMITED	AUSTRALIA
206 344	MACQUARIE LENDING NZ LIMITED	NEW ZEALAND
003 963 773	MACQUARIE LIFE LIMITED	AUSTRALIA
564 589 8	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS 2 LIMITED	UNITED KINGDOM
5582620	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS LIMITED	ENGLAND/WALES
5582628	MACQUARIE LONDON EXCHANGE INVESTMENTS LIMITED	ENGLAND/WALES
20-5426915	MACQUARIE LONGVIEW ACQUISITIONS LLC	UNITED STATES
20-5426915	MACQUARIE LONGVIEW MIDSTREAM LLC	UNITED STATES
20-5426915	MACQUARIE LONGVIEW UPSTREAM LLC	UNITED STATES
114 174 168	MACQUARIE LP FINANCE COMPANY PTY LIMITED	AUSTRALIA
	MACQUARIE LUXEMBOURG INVESTMENT SARL	LUXEMBOURG
115 036 470	MACQUARIE MANAGED INVESTMENTS LIMITED	AUSTRALIA
116 208 354	MACQUARIE MANAGEMENT COMPANY (ISF) 3 LIMITED	AUSTRALIA
51142 C1/GBL	MACQUARIE MAURITIUS INVESTMENTS LIMITED	MAURITIUS
116 007 740	MACQUARIE MCO HOLDINGS PTY LIMITED	AUSTRALIA
3720443	MACQUARIE MDT HOLDINGS INC	UNITED STATES
108 538 218	MACQUARIE MEDIA FUND MANAGEMENT LIMITED	AUSTRALIA
115 524 019	MACQUARIE MEDIA MANAGEMENT LIMITED	AUSTRALIA
639997-5	MACQUARIE METALS AND ENERGY CAPITAL (CANADA) LTD.	CANADA
4921203	MACQUARIE METERS 1 (UK) LIMITED	ENGLAND/WALES
4920378	MACQUARIE METERS 2 (UK) LIMITED	ENGLAND/WALES
095 180 564	MACQUARIE MIDDLE EAST HOLDINGS PTY LIMITED	AUSTRALIA
115 524 028	MACQUARIE MIDDLE EAST MANAGEMENT LIMITED	AUSTRALIA
112 748 599	MACQUARIE MIDDLE EAST REAL ESTATE CAPITAL HOLDINGS PTY LTD	AUSTRALIA
51-0566317	MACQUARIE MISSISSIPPI GAS INC.	UNITED STATES
117 033 431	MACQUARIE MOORE STREET PTY LIMITED	AUSTRALIA
120 070 788	MACQUARIE MORTGAGES CANADA HOLDINGS PTY LIMITED	AUSTRALIA
057 760 175	MACQUARIE MORTGAGES PTY LIMITED	AUSTRALIA
010473862/34 38695	MACQUARIE MORTGAGES USA INC	UNITED STATES
009 636 257	MACQUARIE N.T. LEASING PTY. LIMITED	AUSTRALIA
200404077D	MACQUARIE NE HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
20-3669351	MACQUARIE NEW YORK PARKING INC.	UNITED STATES
334868	MACQUARIE NEW ZEALAND LIMITED	NEW ZEALAND
123 851 436	MACQUARIE NOOSA PTY LTD	AUSTRALIA
418159-0	MACQUARIE NORTH AMERICA HOLDINGS LTD	CANADA
348101-8	MACQUARIE NORTH AMERICA LTD.	CANADA

393998-7	MACQUARIE NORTH AMERICA SECURITIES LTD	CANADA
107 464 620	MACQUARIE NOTE INVESTMENTS PTY LIMITED	AUSTRALIA
008 595 711	MACQUARIE NZ HOLDINGS PTY LIMITED	AUSTRALIA
117 033 637	MACQUARIE OFFICE COLLINS STREET PTY LIMITED	AUSTRALIA
006 765 206	MACQUARIE OFFICE MANAGEMENT LIMITED	AUSTRALIA
4272055	MACQUARIE OFFICE TRS SERVICES INC	UNITED STATES
4986957	MACQUARIE OIL AND GAS HOLDINGS INC	UNITED STATES
	MACQUARIE ONE LIMITED	UNITED ARAB EMIRATES
002 934 705	MACQUARIE OPTIONS PTY. LIMITED	AUSTRALIA
108 538 003	MACQUARIE PARKING INFRASTRUCTURE PTY LIMITED	AUSTRALIA
111 494 172	MACQUARIE PARTNERSHIP FINANCE CO PTY LIMITED	AUSTRALIA
107 464 264	MACQUARIE PARTNERSHIP INVESTMENT HOLDINGS PTY LIMITED	AUSTRALIA
122 169 368	MACQUARIE PASTORAL MANAGEMENT LTD	AUSTRALIA
122 169 304	MACQUARIE PASTORAL SERVICES LTD	AUSTRALIA
115 251 619	MACQUARIE PAYMENTS INFRASTRUCTURE HOLDINGS PTY LIMITED	AUSTRALIA
6221084	MACQUARIE PETERBOROUGH HOSPITAL LIMITED	UNITED KINGDOM
091 666 929	MACQUARIE PHOTONICS PTY LIMITED	AUSTRALIA
093 919 727	MACQUARIE PIB MANAGEMENT PTY LIMITED	AUSTRALIA
107 464 586	MACQUARIE PORTFOLIO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
107 464 540	MACQUARIE PORTFOLIO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
078 271 226	MACQUARIE PORTFOLIO SERVICES PTY LIMITED	AUSTRALIA
4084305	MACQUARIE PORTS INC	UNITED STATES
423531-2	MACQUARIE POWER MANAGEMENT LTD	CANADA
200703284G	MACQUARIE PRINCIPAL (SINGAPORE) PTE. LTD	SINGAPORE
112 561 501	MACQUARIE PRINCIPAL PTY LIMITED	AUSTRALIA
082 038 328	MACQUARIE PRISM PTY LIMITED	AUSTRALIA
116 782 006	MACQUARIE PRIVATE CAPITAL MANAGEMENT LIMITED	AUSTRALIA
WN1 144 511	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT (NZ) PTY LIMITED	NEW ZEALAND
089 987 388	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
074 453 393	MACQUARIE PROJECT FINANCE PTY LIMITED	AUSTRALIA
0199-01-089825	MACQUARIE PROPERTIES JAPAN LIMITED KK	JAPAN
064 904 169	MACQUARIE PROPERTY (OBU) PTY LIMITED	AUSTRALIA
104-81-74725	MACQUARIE PROPERTY ADVISORS KOREA LTD.	KOREA
008 606 826	MACQUARIE PROPERTY CHINA PTY LIMITED	AUSTRALIA
077 727 318	MACQUARIE PROPERTY DEVELOPMENT FINANCE PTY LIMITED	AUSTRALIA
AK 640307	MACQUARIE PROPERTY FINANCE LIMITED	NEW ZEALAND
076 560 917	MACQUARIE PROPERTY FINANCE MANAGEMENT PTY LIMITED	AUSTRALIA
109 837 783	MACQUARIE PROPERTY FUNDS LIMITED	AUSTRALIA
065 678 962	MACQUARIE PROPERTY INTERNATIONAL PTY LIMITED	AUSTRALIA
105 453 736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 LIMITED	AUSTRALIA
120 957 333	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 5 LIMITED	AUSTRALIA
120 957 360	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 6 LIMITED	AUSTRALIA

088 772 203	MACQUARIE PROPERTY INVESTMENT MANAGEMENT HOLDINGS LIMITED	AUSTRALIA
124 282 364	MACQUARIE PUZZLE NO.1 PTY LIMITED	AUSTRALIA
124 282 319	MACQUARIE PUZZLE NO.2 PTY LIMITED	AUSTRALIA
124 683 218	MACQUARIE PUZZLE NO.3 PTY LIMITED	AUSTRALIA
124 683 174	MACQUARIE PUZZLE NO.4 PTY LIMITED	AUSTRALIA
124 683 147	MACQUARIE PUZZLE NO.5 PTY LIMITED	AUSTRALIA
124 683 110	MACQUARIE PUZZLE NO.6 PTY LIMITED	AUSTRALIA
113 621 024	MACQUARIE QUEEN STREET PTY LIMITED	AUSTRALIA
20-3609362	MACQUARIE RAIL INC.	UNITED STATES
6474756	MACQUARIE RAIL LIMITED	CANADA
115 220 123	MACQUARIE READING PTY LIMITED	AUSTRALIA
623285	MACQUARIE REAL ESTATE ASIA LIMITED	HONG KONG
095 918 068	MACQUARIE REAL ESTATE ASIA NOMINEES PTY LIMITED	AUSTRALIA
5778777	MACQUARIE REAL ESTATE EUROPE LIMITED	ENGLAND/WALES
1259575	MACQUARIE REAL ESTATE FINANCE CONSULTING INC	UNITED STATES
22-3845767	MACQUARIE REAL ESTATE FINANCE INC	UNITED STATES
20-5331405	MACQUARIE REAL ESTATE HOLDINGS INC	UNITED STATES
981422025-2920528	MACQUARIE REAL ESTATE INC	UNITED STATES
114 018 370	MACQUARIE REAL ESTATE INVESTMENTS PTY LIMITED	AUSTRALIA
058 056 616	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (ACT) PTY LIMITED	AUSTRALIA
003 420 460	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (NSW) PTY. LIMITED	AUSTRALIA
010 795 794	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (QLD) PTY LIMITED	AUSTRALIA
123 021 812	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (SA) PTY LIMITED	AUSTRALIA
123 021 938	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (TAS) PTY LIMITED	AUSTRALIA
005 996 725	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (VIC) PTY LIMITED	AUSTRALIA
079 672 450	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (WA) PTY LIMITED	AUSTRALIA
119 898 038	MACQUARIE REAL ESTATE MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
200509669E	MACQUARIE REAL ESTATE SINGAPORE PTE LIMITED	SINGAPORE
4326812	MACQUARIE REAL ESTATE TELECOM HOLDINGS LLC	UNITED STATES
102 368 052	MACQUARIE REALTY SERVICES AUSTRALIA PTY LIMITED	AUSTRALIA
4535338	MACQUARIE REGIONAL SHAREHOLDINGS (UK) LIMITED	ENGLAND/WALES
112 147 350	MACQUARIE RENEWABLES HOLDINGS PTY LIMITED	AUSTRALIA
112 588 664	MACQUARIE RENEWABLES MANAGEMENT LIMITED	AUSTRALIA
125 098 339	MACQUARIE RESIDENTIAL (STATE) MANAGEMENT PTY LTD	AUSTRALIA
125 098 179	MACQUARIE RESIDENTIAL MANAGEMENT PTY LTD	AUSTRALIA
	MACQUARIE RESOURCE CAPITAL CANADA LTD	CANADA
37450	MACQUARIE RG INVESTMENTS LIMITED	BERMUDA
006 219 852	MACQUARIE RISK ADVISORY SERVICES LIMITED	AUSTRALIA
003 898 413	MACQUARIE RISK MANAGEMENT ADVISORY PTY LIMITED	AUSTRALIA
119 105 896	MACQUARIE ROBINSONS PTY LIMITED	AUSTRALIA
121 066 493	MACQUARIE RPD HOLDINGS PTY LTD	AUSTRALIA

20-4438523	MACQUARIE SC INVESTMENTS INC	UNITED STATES
063 267 032	MACQUARIE SCIENCE HOLDINGS PTY LIMITED	AUSTRALIA
199704430K	MACQUARIE SECURITIES (ASIA) PTE LIMITED	SINGAPORE
002 832 126	MACQUARIE SECURITIES (AUSTRALIA) LIMITED	AUSTRALIA
418160-3	MACQUARIE SECURITIES (CANADA) LTD	CANADA
11-89592	MACQUARIE SECURITIES (INDIA) PRIVATE LIMITED	INDIA
MC - 134609	MACQUARIE SECURITIES (JAPAN) LIMITED	CAYMAN ISLANDS
15184/2070	MACQUARIE SECURITIES (MAURITIUS) LIMITED	MAURITIUS
1748511	MACQUARIE SECURITIES (NEW ZEALAND) LIMITED	NEW ZEALAND
180496	MACQUARIE SECURITIES (PHILIPPINES) INC	PHILIPPINES
198702912C	MACQUARIE SECURITIES (SINGAPORE) PTE LIMITED	SINGAPORE
2382080	MACQUARIE SECURITIES (USA) INC	UNITED STATES
104-81-99444	MACQUARIE SECURITIES KOREA LIMITED	KOREA
135973	MACQUARIE SECURITIES LIMITED	HONG KONG
003 435 443	MACQUARIE SECURITIES MANAGEMENT PTY LIMITED	AUSTRALIA
2006/023546/07	MACQUARIE SECURITIES SOUTH AFRICA (PROPRIETARY) LIMITED	SOUTH AFRICA
641342	MACQUARIE SECURITISATION (HONG KONG) LIMITED	HONG KONG
075 289 002	MACQUARIE SECURITISATION (OBU) PTY LIMITED	AUSTRALIA
003 297 336	MACQUARIE SECURITISATION LIMITED	AUSTRALIA
20- 1702053	MACQUARIE SECURITIZATION USA LLC	UNITED STATES
496224	MACQUARIE SERVICES (HONG KONG) LIMITED	HONG KONG
200513362E	MACQUARIE SERVICES SINGAPORE PTE LIMITED	SINGAPORE
	MACQUARIE SGT TRUST	AUSTRALIA
125 336 101	MACQUARIE SHENTON PTY LIMITED	AUSTRALIA
096 705 341	MACQUARIE SOUTH KINGSCLIFF PTY LIMITED	AUSTRALIA
B84472539	MACQUARIE SPAIN S.L.	SPAIN
	MACQUARIE SPECIALISED ASSET MANAGEMENT (BERMUDA) LIMITED	BERMUDA
075 295 608	MACQUARIE SPECIALISED ASSET MANAGEMENT 2 LIMITED	AUSTRALIA
087 382 965	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED	AUSTRALIA
418161-1	MACQUARIE SPECIALIZED FINANCING LTD	CANADA
06068401	MACQUARIE STORAGE EUROPE LIMITED	UNITED KINGDOM
06271294	MACQUARIE STORAGE UK SPV 1 LIMITED	UNITED KINGDOM
06271271	MACQUARIE STORAGE UK SPV2 LIMITED	UNITED KINGDOM
065 747 417	MACQUARIE STRUCTURED PRODUCTS (INTERNATIONAL) LIMITED	AUSTRALIA
583316	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED	BRITISH VIRGIN ISLANDS
008 607 074	MACQUARIE STRUCTURED PRODUCTS AUSTRALIA LIMITED	AUSTRALIA
008 607 038	MACQUARIE SWAN STREET PTY LIMITED	AUSTRALIA
092 034 403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD	AUSTRALIA
092 034 485	MACQUARIE SYNDICATE NOMINEE PTY LTD	AUSTRALIA
069 344 289	MACQUARIE SYNDICATION (NO. 22) PTY. LIMITED	AUSTRALIA
069 344 387	MACQUARIE SYNDICATION (NO. 23) PTY. LIMITED	AUSTRALIA
062 060 879	MACQUARIE SYNDICATION (NO. 7) PTY. LIMITED	AUSTRALIA
065 309 033	MACQUARIE SYNDICATION (NO.12) PTY LIMITED	AUSTRALIA
392769-T	MACQUARIE TECHNOLOGIES (M) SDN BHD	KUALA LUMPUR
421234	MACQUARIE TECHNOLOGY FINANCE LIMITED	IRELAND
124 335 593	MACQUARIE TECHNOLOGY FINANCE PTY LIMITED	AUSTRALIA
	MACQUARIE TECHNOLOGY HOLDINGS (MALTA) LIMITED	MALTA
080 218 846	MACQUARIE TECHNOLOGY INVESTMENTS LIMITED	AUSTRALIA
009 641 196	MACQUARIE TECHNOLOGY SERVICES PTY LTD	AUSTRALIA

080 472 751	MACQUARIE TECHNOLOGY VENTURES PTY LTD	AUSTRALIA
100 708 254	MACQUARIE TELECOMMUNICATIONS HOLDINGS PTY LTD	AUSTRALIA
008 606 782	MACQUARIE THIRTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 906	MACQUARIE THIRTY-THIRD AVIATION LEASING PTY. LIMITED	AUSTRALIA
009 642 933	MACQUARIE TOURISM & LEISURE PTY LIMITED	AUSTRALIA
4240237	MACQUARIE TRADING SERVICES INC	UNITED STATES
1888243	MACQUARIE TREASURY FINANCE (NZ) LIMITED	NEW ZEALAND
	MACQUARIE TREASURY MANAGEMENT LTD.	BERMUDA
232767	MACQUARIE TREUVERMOEGEN GMBH	GERMANY
008 607 029	MACQUARIE TWELFTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 607 109	MACQUARIE TWENTIETH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 853	MACQUARIE TWENTY-EIGHTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 844	MACQUARIE TWENTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
115 219 988	MACQUARIE UK PROPERTY MANAGEMENT PTY LIMITED	AUSTRALIA
261723	MACQUARIE VEHICLES (NZ) LIMITED	NEW ZEALAND
HRB 56359	MACQUARIE VERWALTUNGS GMBH	GERMANY
4370515	MACQUARIE WATER HEATER RENTALS HOLDINGS LLC	UNITED STATES
4370511	MACQUARIE WATER HEATER RENTALS LLC	UNITED STATES
168966	MACQUARIE WEALTH MANAGEMENT (INDIA) PRIVATE LIMITED	INDIA
117 212 763	MACT FRANCHISE PTY LIMITED	AUSTRALIA
116 209 057	MACT HOLDING COMPANY PTY LIMITED	AUSTRALIA
116 208 603	MACT NETWORK PTY LIMITED	AUSTRALIA
120 032 822	MACT RENTAL PTY LIMITED	AUSTRALIA
117 033 226	MACV NO. 1 PTY LIMITED	AUSTRALIA
006 010 500	MAIL HOLDINGS PTY LIMITED	AUSTRALIA
090 975 456	MARGIN LENDING NOMINEES PTY LIMITED	AUSTRALIA
40366	MARINE SERVICES HOLDINGS LIMITED	BERMUDA
102 964 312	MASL NO. 2 PTY LIMITED	AUSTRALIA
44918	MAYVEN INTERNATIONAL LIMITED	ENGLAND/WALES
5842104	MAYVEN UK PLC	UNITED KINGDOM
008 607 092	MBL REALTY INVESTMENT MANAGEMENT PTY. LIMITED	AUSTRALIA
001 330 132	MBL RIVER LINKS PTY LIMITED	AUSTRALIA
363941	MC CAPITAL GROUP	IRELAND
069 343 693	MC CAPITAL HOLDINGS NO.1 PTY LIMITED	AUSTRALIA
069 343 791	MC CAPITAL HOLDINGS NO.2 PTY LIMITED	AUSTRALIA
078 223 382	MCF LEASING PTY LIMITED	AUSTRALIA
SC280388	MEIF (SCOTLAND) GP LIMITED	SCOTLAND
4866246	MEIF (UK) LIMITED	ENGLAND/WALES
006 238 482	MEMNON PTY. LIMITED	AUSTRALIA
007 226 306	MENDLESHAM CORPORATION PTY. LIMITED	AUSTRALIA
084 781 555	MERIT MANAGEMENT NO.1 PTY LIMITED	AUSTRALIA
084 781 493	MERIT NO.1 PTY LIMITED	AUSTRALIA
44919	MGIG INTERNATIONAL LIMITED	UNITED KINGDOM
5841526	MGIG UK HOLDINGS LIMITED	ENGLAND/WALES
5841526	MGIG UK LIMITED	ENGLAND/WALES
	MGIG US HOLDINGS LLC	UNITED STATES
200708397H	MGJ HOLDINGS PTE LIMITED	SINGAPORE
	MIF US INVESTMENT HOLDINGS LLC	UNITED STATES
	MIF US INVESTMENT PARTNERSHIP	UNITED STATES

BC0758550	MIH (ABBOTSFORD) HOLDINGS LIMITED	CANADA
BC0758549	MIH (VANCOUVER) HOLDINGS LIMITED	CANADA
	MIH BERMUDA 1 LIMITED	BERMUDA
	MIH BERMUDA 2 LIMITED	BERMUDA
	MIH LUXEMBOURG SA	LUXEMBOURG
4261648	MIHI LLC	UNITED STATES
	MIOM 2 LIMITED	ISLE OF MAN
59705	MIREF INTERNATIONAL HOLDINGS LIMITED	MAURITIUS
124 392 829	MITCHELL HEALTH PARTNERSHIP HOLDINGS PTY LIMITED	AUSTRALIA
124 393 166	MITCHELL HEALTH PARTNERSHIP PTY LIMITED	AUSTRALIA
	MJL ACE LTD	JAPAN
	MJL BAY LTD	JAPAN
	MJL COOKIE LTD	JAPAN
	MJL HAWK LTD	JAPAN
	MJL IMPULSE LTD	JAPAN
20-1702053	MMUSA WAREHOUSE NO 1 LLC	UNITED STATES
	MONGOOSE ACQUISITION LLC	UNITED STATES
103 410 297	MONGOOSE PTY LTD	AUSTRALIA
WK-133920	MONKWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
086 587 608	MONT PARK DEVELOPMENT COMPANY PTY LIMITED	AUSTRALIA
061 160 558	MQ CAPITAL PTY LIMITED	AUSTRALIA
092 552 611	MQ PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
200703288K	MQ SPECIALISED INVESTMENT MANAGEMENT (SINGAPORE) PTE. LIMITED	SINGAPORE
086 438 995	MQ SPECIALIST INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
124 335 333	MTF HOLDINGS PTY LIMITED	AUSTRALIA
117 100 615	MUSASHI INVESTOR PTY LIMITED	AUSTRALIA
001 902 165	MXMM FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
003 337 675	NANWAY NOMINEES PTY LIMITED	AUSTRALIA
	NDI NO.1 LLC	UNITED STATES
111 180 271	NEW MEDIA HOLDINGS PTY LIMITED	AUSTRALIA
40367	OCEANTRANS INVESTMENTS LIMITED	BERMUDA
079 630 603	OMNI LEISURE OPERATIONS PTY LIMITED	AUSTRALIA
092 609 428	OMNI SPORTS MANAGEMENT PTY LTD	AUSTRALIA
113 519 823	OT HOLDINGS PTY LIMITED	AUSTRALIA
092 375 703	OZFOREX PTY LIMITED	AUSTRALIA
071 982 244	PACIFIC RIM OPERATIONS LIMITED	AUSTRALIA
122 572 641	PARAWAY PASTORAL COMPANY LIMITED	AUSTRALIA
008 586 365	PARAY PTY. LIMITED	AUSTRALIA
107 805 452	PARENTS@WORK PTY LIMITED	AUSTRALIA
008 596 656	PARSEES PTY LIMITED	AUSTRALIA
180547	PASLEY INTERNATIONAL LIMITED	VIRGIN ISLANDS, BRITISH
116 467 237	PELLMAC PTY LIMITED	AUSTRALIA
6053196	PETERBOROUGH (PROGRESS HEALTH) HOLDINGS LIMITED	ENGLAND/WALES
6052726	PETERBOROUGH (PROGRESS HEALTH) NOMINEE LIMITED	ENGLAND/WALES
6054624	PETERBOROUGH (PROGRESS HEALTH) PLC	ENGLAND/WALES
115 622 449	PIB PROJECT CO A PTY LIMITED	AUSTRALIA
115 622 458	PIB PROJECT CO B PTY LIMITED	AUSTRALIA
117 100 599	PLEIADES INVESTOR PTY LIMITED	AUSTRALIA
	PLEIADES YUGEN KAISHA	JAPAN
080 106 412	POLAR FINANCE LIMITED	AUSTRALIA
	PT MACQUARIE KONSULTAN INDONESIA	INDONESIA
09.03.1.67.219 72	PT MACQUARIE SECURITIES INDONESIA	INDONESIA

111 086 705	PTK INVESTOR PTY LIMITED	AUSTRALIA
03425562	PULSE 24 LIMITED	UNITED KINGDOM
070 603 824	PUMA FINANCE LIMITED	AUSTRALIA
064 904 212	PUMA MANAGEMENT PTY LIMITED	AUSTRALIA
	PUMA MASTERFUND H-1	AUSTRALIA
069 344 190	Q RENT PTY LIMITED	AUSTRALIA
5504362	RADIO UK HOLDINGS LIMITED	ENGLAND/WALES
118 472 441	RANSHAR PTY LTD	AUSTRALIA
008 606 880	REMA NOMINEES PTY. LIMITED	AUSTRALIA
124 947 388	RESF NO. 1 PTY LTD	AUSTRALIA
054 982 106	RESIDCO PTY. LIMITED	AUSTRALIA
119 974 819	RETIREMENT VILLAGES GROUP MANAGEMENT LIMITED	AUSTRALIA
WK-119866	ROPEMAKER STREET INVESTMENTS LIMITED	CAYMAN ISLANDS
005 129 984	ROSS PLASTICS PTY LTD	AUSTRALIA
006 566 427	RUGARNO PTY LIMITED	AUSTRALIA
071 366 339	SANTORINI ONE PTY LIMITED	AUSTRALIA
008 597 840	SECURE AUSTRALIA MANAGEMENT PTY. LIMITED	AUSTRALIA
058 639 688	SEDULOUS INVESTMENTS PTY LIMITED	AUSTRALIA
003 484 259	SHALINA PTY LIMITED	AUSTRALIA
3100036445	SHANGHAI CHENGLI PROPERTIES CO LTD	CHINA
	SHERLOCK SECURITIES LIMITED	CAYMAN ISLANDS
008 508 030	SPAL PTY LIMITED	AUSTRALIA
075 364 064	STRUCTURED PRIME ASSET RECEIVABLES (SPARS) NO. 1 PTY LIMITED	AUSTRALIA
113 707 216	SYDNEY WEST HOUSING PARTNERSHIP PTY LIMITED	AUSTRALIA
050 069 817	SYNDICATED ASSET MANAGEMENT PTY. LIMITED	AUSTRALIA
	TAIKANSAN KAIHATSU LIMITED	JAPAN
	TECHNOLOGY INVESTMENTS (GERMANY) VERWALTUNG GMBH	GERMANY
	TECHNOLOGY INVESTMENTS (LUXEMBOURG) S.A.R.L.	LUXEMBOURG
085 356 770	TEGENSEE PTY LIMITED	AUSTRALIA
070 142 951	TELBANE PTY LTD	AUSTRALIA
079 630 649	TEN7 PTY LIMITED	AUSTRALIA
064 721 080	TOUCHSTONE LIVING PTY LIMITED	AUSTRALIA
009 633 603	TRYPTIC PTY LIMITED	AUSTRALIA
04631395	UKFOREX LIMITED	ENGLAND/WALES
116 908 608	UPL (BONNYRIGG) PTY LIMITED	AUSTRALIA
114 734 986	UPL (BRIBIE ISLAND) PTY LIMITED	AUSTRALIA
114 734 557	UPL (CATHERINE FIELD) PTY LIMITED	AUSTRALIA
116 908 537	UPL (KIRRA) PTY LIMITED	AUSTRALIA
113 665 455	UPL (LEOPOLD) PTY LIMITED	AUSTRALIA
115 007 915	UPL (LIVERPOOL) PTY LIMITED	AUSTRALIA
116 908 653	UPL (NO 10) PTY LIMITED	AUSTRALIA
116 908 493	UPL (NO 6) PTY LIMITED	AUSTRALIA
116 908 582	UPL (NO 7) PTY LIMITED	AUSTRALIA
116 908 635	UPL (NO 9) PTY LIMITED	AUSTRALIA
115 793 685	UPL (NSW) PTY LIMITED	AUSTRALIA
115 007 933	UPL (PORTARLINGTON) PTY LIMITED	AUSTRALIA
120 934 741	UPL (QLD) PTY LIMITED	AUSTRALIA
085 359 833	UPL (SA) PTY LIMITED	AUSTRALIA
084 657 616	UPL (UNDERDALE) PTY LIMITED	AUSTRALIA
115 912 822	UPL (VIC) PTY LIMITED	AUSTRALIA
095 793 141	UPL (WA) PTY LTD	AUSTRALIA
115 007 755	UPL (WHITBY) PTY LIMITED	AUSTRALIA
081 119 619	UPL DEVELOPMENTS PTY LIMITED	AUSTRALIA
115 007 862	UPL MACQUARIE PTY LIMITED	AUSTRALIA

096 705 298	UPL RIVER LINKS INVESTMENTS PTY LTD	AUSTRALIA
055 500 902	UPMILL NOMINEES PTY LIMITED	AUSTRALIA
113 918 166	URBAN PACIFIC (BEROWRA) PTY LIMITED	AUSTRALIA
115 131 345	URBAN PACIFIC (FLETCHER) PTY LIMITED	AUSTRALIA
114 197 429	URBAN PACIFIC (SOMERSET) PTY LIMITED	AUSTRALIA
081 119 495	URBAN PACIFIC LIMITED	AUSTRALIA
092 034 458	URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED	AUSTRALIA
008 592 916	UTOPIA PTY LIMITED	AUSTRALIA
003 201 303	VALCORA PTY LIMITED	AUSTRALIA
080 218 622	VICWIRE PARTNERSHIP PTY LIMITED	AUSTRALIA
079 878 783	VOLATIC PTY LIMITED	AUSTRALIA
079 865 311	VOLBING PTY LIMITED	AUSTRALIA
095 793 169	VUE APARTMENTS PTY LTD	AUSTRALIA
200604119K	WARATAH AIRCRAFT LEASING PTE LTD	SINGAPORE
122 740 327	WATTLE POINT SPV PTY LIMITED	AUSTRALIA
	WILMINGTON INVESTMENT FUND NO.1 LIMITED LLC	UNITED STATES
HRA 22450	WINDKRAFT HOLLEBEN 1 GMBH & CO KG	GERMANY
	WINDPARK BIPPEN GRUNSTUCKS GMBH & CO KG	GERMANY
054 813 080	WOODROSS NOMINEES PTY. LIMITED	AUSTRALIA
002 736 423	WUXTA PTY LIMITED	AUSTRALIA
5532426	YBR FEEDER GP LIMITED	UNITED KINGDOM
MC-142957	YEUNG UK NO.1	CAYMAN ISLANDS
BC0725255	YUKON RIVER BRIDGE INVESTMENT MANAGEMENT LTD.	CANADA
002 798 503	ZELENKA PTY LIMITED	AUSTRALIA
008 644 362	ZOFFANIES PTY. LIMITED	AUSTRALIA

ANNEXURE "B"

This is the annexure marked "B" of 9 pages referred to in the Notice of Ceasing to be a Substantial Holder

....
Dennis Leong
Company Secretary, Macquarie Bank Limited
25 July 2007

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change		Class and number of securities affected		Person's votes affected
27-June-2007	MIML	On market sale	$	6.81	23,800	FPO	23,800
26-June-2007	MIML	On market purchase	$	6.81	24,258	FPO	24,258
26-June-2007	MIML	On market sale	$	6.81	100,000	FPO	100,000
28-June-2007	MIML	On market sale	$	6.74	398,770	FPO	398,770
02-July-2007	MIML	On market sale	$	6.69	10,013	FPO	10,013
03-July-2007	MIML	On market purchase	$	6.63	40,000	FPO	40,000
05-July-2007	MIML	On market purchase	$	6.61	6,000	FPO	6,000
02-July-2007	MIML	On market purchase	$	6.61	10,013	FPO	10,013
02-July-2007	MIML	On market purchase	$	6.61	10,013	FPO	10,013
03-July-2007	MIML	On market sale	$	6.60	675,000	FPO	675,000
02-July-2007	MIML	On market sale	$	6.60	82,216	FPO	82,216
28-June-2007	MIML	On market sale	$	6.59	534,800	FPO	534,800
02-July-2007	MIML	On market purchase	$	6.58	22,803	FPO	22,803
02-July-2007	MIML	On market purchase	$	6.58	22,803	FPO	22,803
05-July-2007	MIML	On market purchase	$	6.57	48,000	FPO	48,000
05-July-2007	MIML	On market purchase	$	6.57	2,000	FPO	2,000
05-July-2007	MIML	On market purchase	$	6.56	265,385	FPO	265,385
05-July-2007	MIML	On market purchase	$	6.56	188,743	FPO	188,743
05-July-2007	MIML	On market purchase	$	6.56	42,026	FPO	42,026
05-July-2007	MIML	On market purchase	$	6.56	3,846	FPO	3,846
04-July-2007	MIML	On market purchase	$	6.53	200,084	FPO	200,084
04-July-2007	MIML	On market purchase	$	6.53	13,598	FPO	13,598
10-July-2007	MIML	On market purchase	$	6.53	18,615	FPO	18,615
04-July-2007	MIML	On market purchase	$	6.53	142,800	FPO	142,800
10-July-2007	MIML	On market purchase	$	6.53	165,000	FPO	165,000
06-July-2007	MIML	On market purchase	$	6.52	100,000	FPO	100,000
06-July-2007	MIML	On market purchase	$	6.51	50,000	FPO	50,000
10-July-2007	MIML	On market purchase	$	6.50	17,000	FPO	17,000
29-June-2007	MIML	On market sale	$	6.39	159,600	FPO	159,600
28-June-2007	MIML	On market sale	$	6.31	235,000	FPO	235,000
09-July-2007	MIML	On market sale	$	6.24	36,900	FPO	36,900
10-July-2007	MBL	Repay securities	$	5.90	200,000	FPO	200,000
10-July-2007	MBL	Repay securities	$	5.85	1,900,000	FPO	1,900,000
10-July-2007	MBL	Repay securities	$	5.85	1,900,000	FPO	1,900,000
10-July-2007	MBL	Repay securities	$	5.85	1,900,000	FPO	1,900,000
10-July-2007	MBL	Repay securities	$	5.85	1,900,000	FPO	1,900,000
10-July-2007	MBL	Repay securities	$	5.85	200,000	FPO	200,000
10-July-2007	MBL	Repay securities	$	5.85	200,000	FPO	200,000
09-July-2007	MBL	Repay securities	$	2.91	65,000	FPO	65,000

29-June-2007	MBL	Repay securities	$ 7.11	5,000,000	FPO	5,000,000
28-June-2007	MBL	Borrow securities	$ 7.11	5,000,000	FPO	5,000,000
25-June-2007	MBL	Borrow securities	$ 6.30	1,900,000	FPO	1,900,000
25-June-2007	MBL	Borrow securities	$ 6.30	1,900,000	FPO	1,900,000
25-June-2007	MBL	Borrow securities	$ 6.30	200,000	FPO	200,000
29/6/2007	MQSIML	On market purchase	$ 6.62	13,754	FPO	13,754
2/7/2007	MQSIML	On market sale	$ 6.59	1,153	FPO	1,153
2/7/2007	MQSIML	On market sale	$ 6.61	1,259	FPO	1,259
2/7/2007	MQSIML	On market sale	$ 6.59	1,063	FPO	1,063
2/7/2007	MQSIML	On market sale	$ 6.61	1,614	FPO	1,614
2/7/2007	MQSIML	On market sale	$ 6.60	1,377	FPO	1,377
2/7/2007	MQSIML	On market sale	$ 6.66	1,480	FPO	1,480
2/7/2007	MQSIML	On market sale	$ 6.73	1,381	FPO	1,381
05-July-2007	DBU	On market sale	$ 6.56	20,000	FPO	20,000
05-July-2007	DBU	On market sale	$ 6.56	5,000	FPO	5,000
05-July-2007	DBU	On market sale	$ 6.55	5,000	FPO	5,000
29-June-2007	DBU	On market sale	$ 6.54	3,906	FPO	3,906
04-July-2007	DBU	On market sale	$ 6.52	3,672	FPO	3,672
03-July-2007	DBU	On market sale	$ 6.63	3,671	FPO	3,671
29-June-2007	DBU	On market purchase	$ 6.53	2,850	FPO	2,850
29-June-2007	DBU	On market purchase	$ 6.53	2,784	FPO	2,784
09-July-2007	DBU	On market sale	$ 6.49	1,782	FPO	1,782
06-July-2007	DBU	On market sale	$ 6.56	1,770	FPO	1,770
10-July-2007	DBU	On market sale	$ 6.53	1,769	FPO	1,769
10-July-2007	DBU	On market sale	$ 6.49	1,660	FPO	1,660
29-June-2007	DBU	On market purchase	$ 6.53	1,539	FPO	1,539
10-July-2007	DBU	On market sale	$ 6.49	1,386	FPO	1,386
06-July-2007	DBU	On market sale	$ 6.52	1,344	FPO	1,344
04-July-2007	DBU	On market sale	$ 6.53	1,320	FPO	1,320
29-June-2007	DBU	On market purchase	$ 6.53	1,283	FPO	1,283
03-July-2007	DBU	On market sale	$ 6.63	1,255	FPO	1,255
10-July-2007	DBU	On market sale	$ 6.49	1,164	FPO	1,164
09-July-2007	DBU	On market sale	$ 6.61	1,164	FPO	1,164
06-July-2007	DBU	On market sale	$ 6.59	1,164	FPO	1,164
09-July-2007	DBU	On market sale	$ 6.52	1,138	FPO	1,138
04-July-2007	DBU	On market sale	$ 6.63	1,113	FPO	1,113
03-July-2007	DBU	On market sale	$ 6.62	1,113	FPO	1,113
04-July-2007	DBU	On market sale	$ 6.62	1,080	FPO	1,080
04-July-2007	DBU	On market sale	$ 6.54	999	FPO	999
03-July-2007	DBU	On market sale	$ 6.62	979	FPO	979
06-July-2007	DBU	On market sale	$ 6.59	977	FPO	977
09-July-2007	DBU	On market sale	$ 6.50	891	FPO	891
04-July-2007	DBU	On market sale	$ 6.54	859	FPO	859
10-July-2007	DBU	On market sale	$ 6.48	856	FPO	856
03-July-2007	DBU	On market sale	$ 6.63	829	FPO	829
04-July-2007	DBU	On market sale	$ 6.53	818	FPO	818
04-July-2007	DBU	On market sale	$ 6.55	797	FPO	797
04-July-2007	DBU	On market sale	$ 6.62	795	FPO	795
04-July-2007	DBU	On market sale	$ 6.54	773	FPO	773
06-July-2007	DBU	On market sale	$ 6.50	772	FPO	772
04-July-2007	DBU	On market sale	$ 6.58	770	FPO	770
03-July-2007	DBU	On market sale	$ 6.67	753	FPO	753
10-July-2007	DBU	On market sale	$ 6.49	750	FPO	750
03-July-2007	DBU	On market sale	$ 6.66	744	FPO	744
06-July-2007	DBU	On market sale	$ 6.48	738	FPO	738

10-July-2007	DBU	On market sale	$	6.49	723	FPO	723
29-June-2007	DBU	On market purchase	$	6.53	706	FPO	706
09-July-2007	DBU	On market sale	$	6.63	704	FPO	704
03-July-2007	DBU	On market sale	$	6.63	701	FPO	701
09-July-2007	DBU	On market sale	$	6.50	673	FPO	673
09-July-2007	DBU	On market sale	$	6.63	669	FPO	669
06-July-2007	DBU	On market sale	$	6.60	659	FPO	659
09-July-2007	DBU	On market sale	$	6.64	656	FPO	656
03-July-2007	DBU	On market sale	$	6.66	628	FPO	628
09-July-2007	DBU	On market sale	$	6.61	620	FPO	620
10-July-2007	DBU	On market sale	$	6.49	619	FPO	619
03-July-2007	DBU	On market sale	$	6.67	616	FPO	616
06-July-2007	DBU	On market sale	$	6.60	608	FPO	608
10-July-2007	DBU	On market sale	$	6.49	600	FPO	600
10-July-2007	DBU	On market sale	$	6.49	596	FPO	596
03-July-2007	DBU	On market sale	$	6.68	595	FPO	595
06-July-2007	DBU	On market sale	$	6.50	592	FPO	592
09-July-2007	DBU	On market sale	$	6.65	590	FPO	590
06-July-2007	DBU	On market sale	$	6.47	584	FPO	584
10-July-2007	DBU	On market sale	$	6.49	582	FPO	582
10-July-2007	DBU	On market sale	$	6.48	582	FPO	582
10-July-2007	DBU	On market sale	$	6.48	578	FPO	578
03-July-2007	DBU	On market sale	$	6.66	577	FPO	577
04-July-2007	DBU	On market sale	$	6.53	573	FPO	573
06-July-2007	DBU	On market sale	$	6.59	569	FPO	569
09-July-2007	DBU	On market sale	$	6.61	565	FPO	565
06-July-2007	DBU	On market sale	$	6.46	564	FPO	564
03-July-2007	DBU	On market sale	$	6.66	564	FPO	564
10-July-2007	DBU	On market sale	$	6.49	561	FPO	561
09-July-2007	DBU	On market sale	$	6.56	561	FPO	561
04-July-2007	DBU	On market sale	$	6.53	561	FPO	561
06-July-2007	DBU	On market sale	$	6.50	556	FPO	556
06-July-2007	DBU	On market sale	$	6.52	556	FPO	556
10-July-2007	DBU	On market sale	$	6.48	555	FPO	555
09-July-2007	DBU	On market sale	$	6.65	553	FPO	553
06-July-2007	DBU	On market sale	$	6.47	552	FPO	552
04-July-2007	DBU	On market sale	$	6.52	552	FPO	552
04-July-2007	DBU	On market sale	$	6.53	549	FPO	549
09-July-2007	DBU	On market sale	$	6.64	543	FPO	543
04-July-2007	DBU	On market sale	$	6.53	541	FPO	541
04-July-2007	DBU	On market sale	$	6.52	540	FPO	540
03-July-2007	DBU	On market sale	$	6.66	539	FPO	539
10-July-2007	DBU	On market sale	$	6.49	538	FPO	538
04-July-2007	DBU	On market sale	$	6.53	534	FPO	534
06-July-2007	DBU	On market sale	$	6.50	532	FPO	532
10-July-2007	DBU	On market sale	$	6.49	529	FPO	529
10-July-2007	DBU	On market sale	$	6.49	528	FPO	528
09-July-2007	DBU	On market sale	$	6.64	526	FPO	526
06-July-2007	DBU	On market sale	$	6.47	524	FPO	524
09-July-2007	DBU	On market sale	$	6.61	523	FPO	523
09-July-2007	DBU	On market sale	$	6.65	523	FPO	523
10-July-2007	DBU	On market sale	$	6.48	522	FPO	522
09-July-2007	DBU	On market sale	$	6.56	516	FPO	516
03-July-2007	DBU	On market sale	$	6.67	512	FPO	512
10-July-2007	DBU	On market sale	$	6.49	511	FPO	511
03-July-2007	DBU	On market sale	$	6.66	504	FPO	504
10-July-2007	DBU	On market sale	$	6.48	503	FPO	503
04-July-2007	DBU	On market sale	$	6.52	499	FPO	499
03-July-2007	DBU	On market sale	$	6.66	494	FPO	494

09-July-2007	DBU	On market sale	$	6.65	493	FPO	493
09-July-2007	DBU	On market sale	$	6.60	491	FPO	491
29-June-2007	DBU	On market purchase	$	6.53	490	FPO	490
06-July-2007	DBU	On market sale	$	6.50	489	FPO	489
06-July-2007	DBU	On market sale	$	6.46	485	FPO	485
03-July-2007	DBU	On market sale	$	6.68	485	FPO	485
06-July-2007	DBU	On market sale	$	6.52	482	FPO	482
09-July-2007	DBU	On market sale	$	6.63	477	FPO	477
06-July-2007	DBU	On market sale	$	6.51	476	FPO	476
06-July-2007	DBU	On market sale	$	6.45	475	FPO	475
04-July-2007	DBU	On market sale	$	6.52	471	FPO	471
04-July-2007	DBU	On market sale	$	6.52	471	FPO	471
09-July-2007	DBU	On market sale	$	6.56	463	FPO	463
09-July-2007	DBU	On market sale	$	6.59	462	FPO	462
10-July-2007	DBU	On market sale	$	6.49	461	FPO	461
10-July-2007	DBU	On market sale	$	6.49	460	FPO	460
04-July-2007	DBU	On market sale	$	6.52	458	FPO	458
06-July-2007	DBU	On market sale	$	6.49	454	FPO	454
06-July-2007	DBU	On market sale	$	6.45	452	FPO	452
04-July-2007	DBU	On market sale	$	6.53	452	FPO	452
03-July-2007	DBU	On market sale	$	6.67	452	FPO	452
03-July-2007	DBU	On market sale	$	6.63	451	FPO	451
03-July-2007	DBU	On market sale	$	6.63	449	FPO	449
10-July-2007	DBU	On market sale	$	6.46	448	FPO	448
03-July-2007	DBU	On market sale	$	6.66	448	FPO	448
10-July-2007	DBU	On market sale	$	6.48	447	FPO	447
04-July-2007	DBU	On market sale	$	6.53	447	FPO	447
06-July-2007	DBU	On market sale	$	6.52	446	FPO	446
09-July-2007	DBU	On market sale	$	6.65	444	FPO	444
06-July-2007	DBU	On market sale	$	6.45	441	FPO	441
09-July-2007	DBU	On market sale	$	6.65	440	FPO	440
09-July-2007	DBU	On market sale	$	6.62	439	FPO	439
10-July-2007	DBU	On market sale	$	6.48	438	FPO	438
04-July-2007	DBU	On market sale	$	6.52	437	FPO	437
10-July-2007	DBU	On market sale	$	6.48	435	FPO	435
09-July-2007	DBU	On market sale	$	6.64	434	FPO	434
06-July-2007	DBU	On market sale	$	6.45	433	FPO	433
06-July-2007	DBU	On market sale	$	6.46	432	FPO	432
06-July-2007	DBU	On market sale	$	6.47	430	FPO	430
06-July-2007	DBU	On market sale	$	6.45	429	FPO	429
10-July-2007	DBU	On market sale	$	6.48	428	FPO	428
03-July-2007	DBU	On market sale	$	6.67	428	FPO	428
04-July-2007	DBU	On market sale	$	6.53	427	FPO	427
06-July-2007	DBU	On market sale	$	6.45	423	FPO	423
09-July-2007	DBU	On market sale	$	6.66	422	FPO	422
10-July-2007	DBU	On market sale	$	6.48	421	FPO	421
04-July-2007	DBU	On market sale	$	6.53	421	FPO	421
04-July-2007	DBU	On market sale	$	6.52	420	FPO	420
10-July-2007	DBU	On market sale	$	6.49	410	FPO	410
10-July-2007	DBU	On market sale	$	6.47	407	FPO	407
09-July-2007	DBU	On market sale	$	6.66	406	FPO	406
03-July-2007	DBU	On market sale	$	6.62	406	FPO	406
06-July-2007	DBU	On market sale	$	6.45	405	FPO	405
03-July-2007	DBU	On market sale	$	6.67	405	FPO	405
03-July-2007	DBU	On market sale	$	6.65	405	FPO	405
06-July-2007	DBU	On market sale	$	6.45	404	FPO	404
06-July-2007	DBU	On market sale	$	6.52	402	FPO	402
04-July-2007	DBU	On market sale	$	6.51	396	FPO	396
09-July-2007	DBU	On market sale	$	6.65	395	FPO	395

06-July-2007	DBU	On market sale	$	6.45	394	FPO	394
09-July-2007	DBU	On market sale	$	6.60	393	FPO	393
03-July-2007	DBU	On market sale	$	6.68	393	FPO	393
10-July-2007	DBU	On market sale	$	6.49	388	FPO	388
10-July-2007	DBU	On market sale	$	6.49	388	FPO	388
03-July-2007	DBU	On market sale	$	6.67	387	FPO	387
10-July-2007	DBU	On market sale	$	6.48	385	FPO	385
04-July-2007	DBU	On market sale	$	6.53	384	FPO	384
09-July-2007	DBU	On market sale	$	6.62	382	FPO	382
06-July-2007	DBU	On market sale	$	6.47	382	FPO	382
10-July-2007	DBU	On market sale	$	6.49	381	FPO	381
10-July-2007	DBU	On market sale	$	6.49	381	FPO	381
10-July-2007	DBU	On market sale	$	6.49	378	FPO	378
09-July-2007	DBU	On market sale	$	6.63	378	FPO	378
03-July-2007	DBU	On market sale	$	6.67	378	FPO	378
10-July-2007	DBU	On market sale	$	6.49	375	FPO	375
06-July-2007	DBU	On market sale	$	6.50	375	FPO	375
09-July-2007	DBU	On market sale	$	6.62	374	FPO	374
06-July-2007	DBU	On market sale	$	6.45	374	FPO	374
06-July-2007	DBU	On market sale	$	6.45	373	FPO	373
09-July-2007	DBU	On market sale	$	6.63	371	FPO	371
04-July-2007	DBU	On market sale	$	6.52	370	FPO	370
09-July-2007	DBU	On market sale	$	6.63	367	FPO	367
10-July-2007	DBU	On market sale	$	6.52	366	FPO	366
06-July-2007	DBU	On market sale	$	6.48	363	FPO	363
06-July-2007	DBU	On market sale	$	6.48	362	FPO	362
10-July-2007	DBU	On market sale	$	6.49	361	FPO	361
09-July-2007	DBU	On market sale	$	6.63	361	FPO	361
10-July-2007	DBU	On market sale	$	6.49	359	FPO	359
04-July-2007	DBU	On market sale	$	6.52	359	FPO	359
04-July-2007	DBU	On market sale	$	6.52	358	FPO	358
10-July-2007	DBU	On market sale	$	6.49	357	FPO	357
09-July-2007	DBU	On market sale	$	6.65	357	FPO	357
04-July-2007	DBU	On market sale	$	6.60	355	FPO	355
03-July-2007	DBU	On market sale	$	6.61	353	FPO	353
09-July-2007	DBU	On market sale	$	6.65	351	FPO	351
09-July-2007	DBU	On market sale	$	6.63	348	FPO	348
06-July-2007	DBU	On market sale	$	6.46	348	FPO	348
03-July-2007	DBU	On market sale	$	6.66	348	FPO	348
10-July-2007	DBU	On market sale	$	6.49	346	FPO	346
03-July-2007	DBU	On market sale	$	6.67	344	FPO	344
09-July-2007	DBU	On market sale	$	6.59	342	FPO	342
03-July-2007	DBU	On market sale	$	6.66	336	FPO	336
03-July-2007	DBU	On market sale	$	6.67	335	FPO	335
06-July-2007	DBU	On market sale	$	6.50	334	FPO	334
03-July-2007	DBU	On market sale	$	6.66	334	FPO	334
03-July-2007	DBU	On market sale	$	6.63	334	FPO	334
03-July-2007	DBU	On market sale	$	6.67	332	FPO	332
06-July-2007	DBU	On market sale	$	6.45	331	FPO	331
09-July-2007	DBU	On market sale	$	6.64	329	FPO	329
03-July-2007	DBU	On market sale	$	6.67	328	FPO	328
09-July-2007	DBU	On market sale	$	6.63	325	FPO	325
04-July-2007	DBU	On market sale	$	6.57	324	FPO	324
04-July-2007	DBU	On market sale	$	6.50	323	FPO	323
06-July-2007	DBU	On market sale	$	6.46	321	FPO	321
03-July-2007	DBU	On market sale	$	6.66	321	FPO	321
06-July-2007	DBU	On market sale	$	6.46	319	FPO	319
04-July-2007	DBU	On market sale	$	6.50	319	FPO	319
09-July-2007	DBU	On market sale	$	6.59	318	FPO	318

09-July-2007	DBU	On market sale	$	6.59	318	FPO	318
09-July-2007	DBU	On market sale	$	6.61	316	FPO	316
04-July-2007	DBU	On market sale	$	6.53	316	FPO	316
03-July-2007	DBU	On market sale	$	6.67	315	FPO	315
03-July-2007	DBU	On market sale	$	6.66	313	FPO	313
09-July-2007	DBU	On market sale	$	6.62	309	FPO	309
03-July-2007	DBU	On market sale	$	6.63	309	FPO	309
06-July-2007	DBU	On market sale	$	6.46	307	FPO	307
06-July-2007	DBU	On market sale	$	6.45	304	FPO	304
10-July-2007	DBU	On market sale	$	6.49	290	FPO	290
09-July-2007	DBU	On market sale	$	6.63	290	FPO	290
10-July-2007	DBU	On market sale	$	6.49	289	FPO	289
04-July-2007	DBU	On market sale	$	6.51	288	FPO	288
09-July-2007	DBU	On market sale	$	6.62	284	FPO	284
06-July-2007	DBU	On market sale	$	6.46	282	FPO	282
04-July-2007	DBU	On market sale	$	6.52	271	FPO	271
09-July-2007	DBU	On market sale	$	6.62	270	FPO	270
10-July-2007	DBU	On market sale	$	6.50	269	FPO	269
09-July-2007	DBU	On market sale	$	6.62	269	FPO	269
03-July-2007	DBU	On market sale	$	6.66	267	FPO	267
04-July-2007	DBU	On market sale	$	6.51	266	FPO	266
10-July-2007	DBU	On market sale	$	6.49	264	FPO	264
03-July-2007	DBU	On market sale	$	6.66	260	FPO	260
10-July-2007	DBU	On market sale	$	6.49	257	FPO	257
09-July-2007	DBU	On market sale	$	6.62	257	FPO	257
04-July-2007	DBU	On market sale	$	6.53	255	FPO	255
04-July-2007	DBU	On market sale	$	6.52	247	FPO	247
06-July-2007	DBU	On market sale	$	6.46	245	FPO	245
10-July-2007	DBU	On market sale	$	6.48	244	FPO	244
03-July-2007	DBU	On market sale	$	6.66	243	FPO	243
03-July-2007	DBU	On market sale	$	6.66	243	FPO	243
03-July-2007	DBU	On market sale	$	6.67	242	FPO	242
06-July-2007	DBU	On market sale	$	6.46	239	FPO	239
09-July-2007	DBU	On market sale	$	6.65	238	FPO	238
06-July-2007	DBU	On market sale	$	6.50	236	FPO	236
10-July-2007	DBU	On market sale	$	6.47	233	FPO	233
06-July-2007	DBU	On market sale	$	6.51	233	FPO	233
04-July-2007	DBU	On market sale	$	6.52	232	FPO	232
04-July-2007	DBU	On market sale	$	6.52	232	FPO	232
03-July-2007	DBU	On market sale	$	6.67	231	FPO	231
04-July-2007	DBU	On market sale	$	6.51	229	FPO	229
03-July-2007	DBU	On market sale	$	6.67	228	FPO	228
10-July-2007	DBU	On market sale	$	6.47	222	FPO	222
06-July-2007	DBU	On market sale	$	6.47	219	FPO	219
06-July-2007	DBU	On market sale	$	6.47	217	FPO	217
09-July-2007	DBU	On market sale	$	6.60	214	FPO	214
09-July-2007	DBU	On market sale	$	6.62	212	FPO	212
09-July-2007	DBU	On market sale	$	6.63	212	FPO	212
03-July-2007	DBU	On market sale	$	6.67	212	FPO	212
09-July-2007	DBU	On market sale	$	6.60	211	FPO	211
10-July-2007	DBU	On market sale	$	6.49	210	FPO	210
10-July-2007	DBU	On market sale	$	6.49	206	FPO	206
10-July-2007	DBU	On market sale	$	6.47	203	FPO	203
09-July-2007	DBU	On market sale	$	6.62	201	FPO	201
06-July-2007	DBU	On market sale	$	6.46	200	FPO	200
09-July-2007	DBU	On market sale	$	6.62	199	FPO	199
04-July-2007	DBU	On market sale	$	6.52	197	FPO	197
06-July-2007	DBU	On market sale	$	6.47	195	FPO	195
06-July-2007	DBU	On market sale	$	6.47	194	FPO	194

03-July-2007	DBU	On market sale	$	6.66	193	FPO	193
09-July-2007	DBU	On market sale	$	6.62	192	FPO	192
03-July-2007	DBU	On market sale	$	6.67	192	FPO	192
03-July-2007	DBU	On market sale	$	6.66	192	FPO	192
03-July-2007	DBU	On market sale	$	6.68	190	FPO	190
10-July-2007	DBU	On market sale	$	6.49	185	FPO	185
04-July-2007	DBU	On market sale	$	6.52	180	FPO	180
03-July-2007	DBU	On market sale	$	6.63	179	FPO	179
10-July-2007	DBU	On market sale	$	6.49	176	FPO	176
09-July-2007	DBU	On market sale	$	6.63	176	FPO	176
06-July-2007	DBU	On market sale	$	6.46	176	FPO	176
06-July-2007	DBU	On market sale	$	6.46	176	FPO	176
04-July-2007	DBU	On market sale	$	6.51	174	FPO	174
06-July-2007	DBU	On market sale	$	6.46	171	FPO	171
10-July-2007	DBU	On market sale	$	6.49	168	FPO	168
29-June-2007	DBU	On market purchase	$	6.53	167	FPO	167
03-July-2007	DBU	On market sale	$	6.67	166	FPO	166
04-July-2007	DBU	On market sale	$	6.50	165	FPO	165
09-July-2007	DBU	On market sale	$	6.62	163	FPO	163
04-July-2007	DBU	On market sale	$	6.52	162	FPO	162
10-July-2007	DBU	On market sale	$	6.49	159	FPO	159
09-July-2007	DBU	On market sale	$	6.64	159	FPO	159
03-July-2007	DBU	On market sale	$	6.67	159	FPO	159
06-July-2007	DBU	On market sale	$	6.46	158	FPO	158
09-July-2007	DBU	On market sale	$	6.63	154	FPO	154
06-July-2007	DBU	On market sale	$	6.47	154	FPO	154
10-July-2007	DBU	On market sale	$	6.49	153	FPO	153
10-July-2007	DBU	On market sale	$	6.52	152	FPO	152
09-July-2007	DBU	On market sale	$	6.64	151	FPO	151
09-July-2007	DBU	On market sale	$	6.63	151	FPO	151
09-July-2007	DBU	On market sale	$	6.62	150	FPO	150
10-July-2007	DBU	On market sale	$	6.52	148	FPO	148
10-July-2007	DBU	On market sale	$	6.49	146	FPO	146
06-July-2007	DBU	On market sale	$	6.46	146	FPO	146
04-July-2007	DBU	On market sale	$	6.52	144	FPO	144
06-July-2007	DBU	On market sale	$	6.47	139	FPO	139
09-July-2007	DBU	On market sale	$	6.63	138	FPO	138
06-July-2007	DBU	On market sale	$	6.45	138	FPO	138
10-July-2007	DBU	On market sale	$	6.48	137	FPO	137
04-July-2007	DBU	On market sale	$	6.50	137	FPO	137
10-July-2007	DBU	On market sale	$	6.49	135	FPO	135
10-July-2007	DBU	On market sale	$	6.49	134	FPO	134
09-July-2007	DBU	On market sale	$	6.62	134	FPO	134
03-July-2007	DBU	On market sale	$	6.66	133	FPO	133
03-July-2007	DBU	On market sale	$	6.67	131	FPO	131
06-July-2007	DBU	On market sale	$	6.46	130	FPO	130
04-July-2007	DBU	On market sale	$	6.51	129	FPO	129
10-July-2007	DBU	On market sale	$	6.48	128	FPO	128
04-July-2007	DBU	On market sale	$	6.52	128	FPO	128
03-July-2007	DBU	On market sale	$	6.67	126	FPO	126
10-July-2007	DBU	On market sale	$	6.49	124	FPO	124
04-July-2007	DBU	On market sale	$	6.51	124	FPO	124
06-July-2007	DBU	On market sale	$	6.45	123	FPO	123
04-July-2007	DBU	On market sale	$	6.54	123	FPO	123
03-July-2007	DBU	On market sale	$	6.67	119	FPO	119
06-July-2007	DBU	On market sale	$	6.46	117	FPO	117
04-July-2007	DBU	On market sale	$	6.54	117	FPO	117
03-July-2007	DBU	On market sale	$	6.63	116	FPO	116
03-July-2007	DBU	On market sale	$	6.66	115	FPO	115

09-July-2007	DBU	On market sale	$	6.65	114	FPO	114
03-July-2007	DBU	On market sale	$	6.66	114	FPO	114
29-June-2007	DBU	On market purchase	$	6.53	112	FPO	112
04-July-2007	DBU	On market sale	$	6.52	111	FPO	111
04-July-2007	DBU	On market sale	$	6.52	111	FPO	111
09-July-2007	DBU	On market sale	$	6.59	109	FPO	109
03-July-2007	DBU	On market sale	$	6.67	109	FPO	109
09-July-2007	DBU	On market sale	$	6.63	108	FPO	108
09-July-2007	DBU	On market sale	$	6.63	107	FPO	107
06-July-2007	DBU	On market sale	$	6.45	107	FPO	107
03-July-2007	DBU	On market sale	$	6.67	107	FPO	107
10-July-2007	DBU	On market sale	$	6.49	106	FPO	106
06-July-2007	DBU	On market sale	$	6.45	106	FPO	106
04-July-2007	DBU	On market sale	$	6.50	105	FPO	105
04-July-2007	DBU	On market sale	$	6.54	104	FPO	104
04-July-2007	DBU	On market sale	$	6.52	102	FPO	102
09-July-2007	DBU	On market sale	$	6.63	100	FPO	100
06-July-2007	DBU	On market sale	$	6.46	100	FPO	100
06-July-2007	DBU	On market sale	$	6.46	98	FPO	98
06-July-2007	DBU	On market sale	$	6.50	97	FPO	97
09-July-2007	DBU	On market sale	$	6.62	92	FPO	92
09-July-2007	DBU	On market sale	$	6.59	89	FPO	89
06-July-2007	DBU	On market sale	$	6.46	88	FPO	88
10-July-2007	DBU	On market sale	$	6.49	85	FPO	85
04-July-2007	DBU	On market sale	$	6.52	85	FPO	85
09-July-2007	DBU	On market sale	$	6.62	84	FPO	84
10-July-2007	DBU	On market sale	$	6.47	83	FPO	83
03-July-2007	DBU	On market sale	$	6.66	78	FPO	78
09-July-2007	DBU	On market sale	$	6.62	77	FPO	77
09-July-2007	DBU	On market sale	$	6.59	75	FPO	75
04-July-2007	DBU	On market sale	$	6.52	74	FPO	74
03-July-2007	DBU	On market sale	$	6.66	74	FPO	74
03-July-2007	DBU	On market sale	$	6.67	73	FPO	73
04-July-2007	DBU	On market sale	$	6.52	71	FPO	71
03-July-2007	DBU	On market sale	$	6.67	70	FPO	70
03-July-2007	DBU	On market sale	$	6.67	70	FPO	70
03-July-2007	DBU	On market sale	$	6.67	69	FPO	69
29-June-2007	DBU	On market purchase	$	6.53	69	FPO	69
10-July-2007	DBU	On market sale	$	6.52	68	FPO	68
04-July-2007	DBU	On market sale	$	6.62	67	FPO	67
10-July-2007	DBU	On market sale	$	6.52	65	FPO	65
04-July-2007	DBU	On market sale	$	6.51	65	FPO	65
04-July-2007	DBU	On market sale	$	6.52	64	FPO	64
04-July-2007	DBU	On market sale	$	6.51	58	FPO	58
04-July-2007	DBU	On market sale	$	6.52	58	FPO	58
04-July-2007	DBU	On market sale	$	6.52	57	FPO	57
03-July-2007	DBU	On market sale	$	6.67	54	FPO	54
03-July-2007	DBU	On market sale	$	6.67	53	FPO	53
04-July-2007	DBU	On market sale	$	6.53	47	FPO	47
04-July-2007	DBU	On market sale	$	6.50	45	FPO	45
09-July-2007	DBU	On market sale	$	6.63	41	FPO	41
03-July-2007	DBU	On market sale	$	6.67	34	FPO	34
09-July-2007	DBU	On market sale	$	6.65	33	FPO	33
09-July-2007	DBU	On market sale	$	6.63	33	FPO	33
04-July-2007	DBU	On market sale	$	6.52	32	FPO	32
10-July-2007	DBU	On market sale	$	6.47	21	FPO	21
03-July-2007	DBU	On market sale	$	6.67	19	FPO	19
03-July-2007	DBU	On market sale	$	6.66	19	FPO	19
03-July-2007	DBU	On market sale	$	6.67	17	FPO	17

03-July-2007	DBU	On market sale	$ 6.66	17	FPO	17
04-July-2007	DBU	On market sale	$ 6.52	16	FPO	16
04-July-2007	DBU	On market sale	$ 6.51	16	FPO	16
04-July-2007	DBU	On market sale	$ 6.51	16	FPO	16
04-July-2007	DBU	On market sale	$ 6.52	16	FPO	16
04-July-2007	DBU	On market sale	$ 6.54	15	FPO	15
09-July-2007	DBU	On market sale	$ 6.65	11	FPO	11
06-July-2007	DBU	On market sale	$ 6.46	10	FPO	10
03-July-2007	DBU	On market sale	$ 6.66	10	FPO	10
10-July-2007	DBU	On market sale	$ 6.47	8	FPO	8
04-July-2007	DBU	On market sale	$ 6.53	7	FPO	7
04-July-2007	DBU	On market sale	$ 6.52	5	FPO	5
25-June-2007	MPPM	On market sale	$ 7.23	6,937	FPO	6,937
26-June-2007	MPPM	On market purchase	$ 6.85	1,319	FPO	1,319
27-June-2007	MPPM	On market purchase	$ 6.74	3,778	FPO	3,778
02-July-2007	MPPM	On market purchase	$ 6.64	4,452	FPO	4,452
03-July-2007	MPPM	On market purchase	$ 6.68	2,177	FPO	2,177
04-July-2007	MPPM	On market sale	$ 7.23	3,957	FPO	3,957
04-July-2007	MPPM	On market purchase	$ 6.55	3,957	FPO	3,957
05-July-2007	MPPM	On market purchase	$ 6.62	47,717	FPO	47,717
10-July-2007	MPPM	On market purchase	$ 6.53	1,509	FPO	1,509
09-July-2007	MPPM	On market purchase	$ 6.64	1,034	FPO	1,034
06-July-2007	MPPM	On market purchase	$ 6.49	7,704	FPO	7,704
06-July-2007	MIML	On market sale	$ 6.55	2482	FPO	2,482
10-July-2007	MIML	On market sale	$ 6.49	77882	FPO	77,882
10-July-2007	MIML	On market sale	$ 6.53	165000	FPO	165,000
27-June-2006	MLL	On market purchase	$ 5.03	994	FPO	994
23-June-2007	MSU	Borrow securities	USD 6.25	200,000	FPO	200,000

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: ING Management Limited (ACN 006 065 032) as responsible entity of ING Industrial Fund (ARSN 089 038 175)

ACN/ARSN

1. Details of substantial holder (1)

Name: VZJ Pty Limited atf VJ Trust (***VZJ***), Goodman International Limited (ACN 000 123 071) (***Goodman***) and each entity named in Annexure A (the ***Goodman Entities***) (together the ***Goodman Group***)

ACN/ARSN (if applicable)

The holder became a substantial holder on: 19 July 2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6) (based on an issued capital of 1,107,352,976 ordinary units)
Fully paid ordinary units	104,287,384	104,287,384	9.4%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Goodman Group	Acquisition of units in the course of ordinary business on the Australian Stock Exchange (*ASX*) giving rise to a relevant interest under s608(1) of the Corporations Act in respect of acquisitions which have settled in accordance with the ASTC Settlement Rules or s608(8) in respect of acquisitions which have not yet settled, and a relevant interest pursuant to s608(3)(a) or s608(3)(b) of the Corporations Act for Goodman and the Goodman Entities.	104,287,384 ordinary units

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Goodman and each company in the Goodman Group	National Nominees Ltd (***National***)	VZJ	23,000,200 ordinary units
Goodman and each company in the Goodman Group	HSBC Custody Nominees (Australia) Limited (***HSBC***)	VZJ	23,008,282 ordinary units
Goodman and each company in the Goodman Group	Various vendors under on-market purchases	VZJ	58,278,892 ordinary units

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Goodman Group	See Annexure B	See Annexure B		104,287,384 ordinary units

RECEIVED

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Goodman Group	Goodman and each of the companies in the Goodman Group are related bodies corporate.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
VZJ	Level 10, 60 Castlereagh Street, Sydney NSW 2000
Goodman	Level 10, 60 Castlereagh Street, Sydney NSW 2000
Goodman Entities	Level 10, 60 Castlereagh Street, Sydney NSW 2000

Signature

print name	Carl Bicego	capacity	Company Secretary
sign here		date	23 July 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown."

(9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure "A" to Form 603

Goodman Entities

This is Annexure "A" of 8 pages referred to in Form 603 signed by me and dated 23 July 2007.

23/07/07

Carl Bicego, Company Secretary

Controlled Companies	Country of incorporation
01 Pty Limited	Australia
02 Pty Limited	Australia
ABPP Investment Pty Limited	Australia
Ashcap Pty Limited	Australia
BGAI Loan Note Issuer Pty Limited	Australia
Binary Centre Pty Limited	Australia
Citycap Pty Limited	Australia
Clayton Business Park Pty Limited	Australia
Clyvina Pty Limited	Australia
Goodman Acquisitions (Aust) Pty Limited	Australia
Goodman Arlington (Jersey) Pty Limited	Australia
Goodman Building Services (Aust) Pty Limited	Australia
Goodman Corporate Services (Aust) Pty Limited	Australia
Goodman Development Management (Aust) Pty Limited	Australia
Goodman Europe (Aust) Pty Limited	Australia
Goodman Europe Development Pty Limited	Australia
Goodman Europe Finance Pty Limited	Australia
Goodman Foundation Pty Limited	Australia
Goodman Fund of Funds Pty Limited	Australia
Goodman Funds Management Australia Limited	Australia
Goodman Funds Management Limited	Australia
Goodman Hong Kong Investment (Aust) Pty Limited	Australia
Goodman Huntingwood Pty Limited	Australia
Goodman Huntingwood West Pty Limited	Australia
Goodman Industrial Finance (Aust) Pty Limited	Australia
Goodman International Limited	Australia
Goodman Japan Holdings (Aust) Pty Limited	Australia
Goodman Jersey Holdings Pty Limited	Australia
Goodman Jersey Property Holdings (Aust) Pty Limited	Australia
Goodman JV Holdings (Aust) Pty Limited	Australia
Goodman Laverton Finance Pty Limited	Australia
Goodman Match Pty Limited	Australia
Goodman NZ Holdings (Aust) Pty Limited	Australia
Goodman Palmers Pty Limited	Australia
Goodman Property Development (Aust) Pty Limited	Australia
Goodman Property Services (Aust) Pty Limited	Australia
Goodman Singapore Industrial Management (Aust) Pty Limited	Australia
Goodman Treasury Pty Limited	Australia
Goodman Vineyard No. 2 Pty Limited	Australia
Goodman Vineyard Pty Limited	Australia

Goodman Wholesale CMBS Pty Limited	Australia
Goodman Wholesale Construction Loan Note Pty Limited	Australia
Goodman Wholesale Loan Note Pty Limited	Australia
Graham Street F Pty Limited	Australia
Keeto Pty Limited	Australia
MGM Singapore Holdings Pty Limited	Australia
Mintbail Pty Limited	Australia
Oxcap Pty Limited	Australia
Riverside 1 Pty Limited	Australia
Riverside 2 Pty Limited	Australia
Riverside 3 Pty Limited	Australia
Suncap Pty Limited	Australia
Tallina Pty Limited	Australia
Tidecard Pty Limited	Australia
Tranway No. 1 Pty Limited	Australia
Tranway Pty Limited	Australia
VZJ Pty Limited	Australia
Arlington Property Services Belgium BVBA	Belgium
Arsenaal Business Park nv	Belgium
Blackberry Logistics nv	Belgium
European Logistic Solutions nv	Belgium
Goodman Belgium nv	Belgium
Goodman Management Services (Belgium) nv	Belgium
Red Pine Logistics nv	Belgium
Venus Logistic Holding nv	Belgium
Willebroek Platform Project nv	Belgium
WMP nv	Belgium
Alpine Capital Holdings Limited	British Virgin Islands
Asset Corporate Investments Limited	British Virgin Islands
Macquarie Goodman Container Investments No.4	Cayman Islands
MG China Investments	Cayman Islands
MG Shanghai Investments No. 1	Cayman Islands
MGD Asia	Cayman Islands
MGI HK Finance	Cayman Islands
MGI HK Investments No. 2	Cayman Islands
MGI HK Investments No. 3	Cayman Islands
DBA Czech SRO	Czech Republic
Eurinpro Czech Republic sro	Czech Republic
MNB Czech sro	Czech Republic
Akeler GmbH	Denmark
Alsdorf Verwaltungs GmbH	Denmark
Arlington Property Services Germany GmbH	Denmark
Black Maple Logistics GmbH	Denmark
Enceladus Logistics GmbH "in liquidation"	Denmark
Gemini Verwaltungs GmbH	Denmark
Goodman Germany GmbH	Denmark
Ludwigstraβe Beteiligungsgesellschaft mbH	Denmark
Ludwigstraβe-Ost Projektentwicklungs GmbH & Co KG	Denmark
Ludwigstraβe-West Projektentwicklungs GmbH & Co KG	Denmark
Pine Verwaltungs GmbH	Denmark
Rebstockpark Beteiligungsgesellschaft mbH	Denmark
Rebstockpark Eins GmbH & Co KG	Denmark
Red Maple Logistics GmbH	Denmark
Rose Logistics GmbH	Denmark
Serviceberry Logistics GmbH	Denmark
Taxus Logistics GmbH	Denmark

Tulip Verwaltungs GmbH	Denmark
Akeler Developments France Sarl	France
Amiens Logistique Sàrl	France
~~Arlington Property Developments France S.A.S.~~	~~France~~
Arlington Property Investors France S.A.S.	France
Arlington Property Services France S.A.S.	France
Arlington Securities France S.A.S.	France
Eurinpro France Sàrl	France
Al Manar (Arena) Limited	Germany
Al Manar (Brackmills) Ltd	Germany
Al Manar (Gloucester) Ltd	Germany
Al Manar (Leatherhead) Limited	Germany
Al Manar (Maltby) Ltd	Germany
Al Manar (South Normanton) Ltd	Germany
Al Manar (Stockley Park) Limited	Germany
Al Manar (West Thurrock) Ltd	Germany
Lighthouse (Arena) Limited	Germany
Lighthouse (Brackmills) Ltd	Germany
Lighthouse (Gloucester) Ltd	Germany
Lighthouse (Leatherhead) Limited	Germany
Lighthouse (Maltby) Ltd	Germany
Lighthouse (South Normanton) Ltd	Germany
Lighthouse (Stockley Park) Limited	Germany
Lighthouse (West Thurrock) Ltd	Germany
Comfort Development Limited	Hong Kong
Macquarie Goodman China Limited	Hong Kong
MG China Finance Limited	Hong Kong
MG Shanghai Investment No. 3 Limited	Hong Kong
MG Shanghai Investment No. 4 Limited	Hong Kong
MG Shanghai Investments No. 2 Limited	Hong Kong
Eurinpro Hungary Kft	Hungary
Arlington Property Services Italy Srl	Italy
Goodman Italy srl	Italy
Lemon Tree Logistics SpA	Italy
Olive Tree Logistics SpA	Italy
Piacenza Logistics SpA	Italy
Eurinpro KK	Japan
MG Nihon KK	Japan
ABPP Investment (Jersey) Limited	Jersey
Arlington Holdings (Jersey) Limited	Jersey
Goodman Brighton (Jersey) Limited	Jersey
Goodman Leicester (Jersey) Limited	Jersey
Lynnfield Limited	Jersey
MG (Brackmills) Limited	Jersey
MG (Gloucester) Ltd	Jersey
MG (Maltby) Ltd	Jersey
MG (South Normanton) Ltd	Jersey
MG (West Thurrock) Ltd	Jersey
MG Burton (Jersey) Ltd	Jersey
MG Citadel (Jersey) Ltd	Jersey
MG Corby (Jersey) Ltd	Jersey
MG Coventry (Jersey) Ltd	Jersey
MG Desborough (Jersey) Ltd	Jersey
MG Edinburgh Limited	Jersey
MG Ellesmere Port Ltd	Jersey
MG Finance (Jersey) Limited	Jersey

MG Logistics (Jersey) Ltd	Jersey
MG Oceanview Logistics (Jersey) Ltd	Jersey
MG Office (Jersey) Limited	Jersey
~~MG Property Holdings (Jersey) Ltd~~	~~Jersey~~
MG Regent Residential (Jersey) Limited	Jersey
MGM Jersey Limited	Jersey
Red Arrow Limited	Jersey
Rosemound (Jersey) Limited	Jersey
Two Rivers One Limited	Jersey
Two Rivers Two Limited	Jersey
AELF Management Sàrl	Luxembourg
Arlington Fund of Funds Management Company Sàrl	Luxembourg
Cedar Logisitcs Sa	Luxembourg
Centaurus Logistics Sa	Luxembourg
Centre Multimodal Marseille SA	Luxembourg
Goodman APP 1&2 (Lux) Sarl	Luxembourg
Goodman APP 3 (Lux) Sàrl	Luxembourg
Goodman APP 4,5, & CdV (Lux) Sàrl	Luxembourg
Goodman APP Holdings (Lux) Sàrl	Luxembourg
Goodman Business Parks (Lux) Sàrl	Luxembourg
Goodman Europe (Lux) SA	Luxembourg
Goodman Finance (Lux) Sàrl	Luxembourg
Goodman Management Holdings (Lux) Sàrl	Luxembourg
Goodman Opal (Lux) Logistics Sàrl	Luxembourg
Goodman Option (Lux) Sàrl	Luxembourg
Goodman Pearl (Lux) Logistics Sàrl	Luxembourg
Goodman Property Opportunities (Lux) Sàrl, SICAR	Luxembourg
GPO Advisory (Lux) Sàrl	Luxembourg
Hazel Logistics Sa	Luxembourg
Nanteuil Logistique	Luxembourg
Oak Logistics Sa	Luxembourg
Poplan Logistics Sàrl	Luxembourg
Rowan Logistics Sa	Luxembourg
Spindle Logistics Sàrl	Luxembourg
Arlington Property Services Netherlands BV	Netherlands
Arlington Renderend Bezit BV	Netherlands
Atena Logistics bv	Netherlands
Blacktorn Logistics bv	Netherlands
BR Investors BV	Netherlands
Demeter Logistics bv	Netherlands
Eris Logistics bv	Netherlands
Goodman Logistics Developments (Netherlands) bv	Netherlands
Goodman Netherlands BV	Netherlands
Hades Logistic bv	Netherlands
Hera Logistics bv	Netherlands
Sugar Maple Logistics bv	Netherlands
Goodman (Highbrook) Limited	New Zealand
Goodman (NZ) Limited	New Zealand
Goodman Holdings (NZ) Limited	New Zealand
Goodman NZ Holdings (Aust) Pty Ltd	New Zealand
Goodman Property Services (NZ) Limited	New Zealand
Highbrook Development Limited	New Zealand
Highbrook Management Limited	New Zealand
Goodman Management Consulting (Shanghai) Co. Ltd.	People's Republic of China
Jia Meng (Shanghai) Warehouse Co. Ltd.	People's Republic of China
Macquarie Goodman (Shanghai) Warehouse Co. Ltd.	People's Republic of China

Coral Logistics Spzoo	Poland
Eurinpro Spzoo	Poland
Grodzisk Logistics 2 Spzoo	Poland
Turda Logistics srl	Romania
Goodman 123 Limited	Scotland
Goodman Real Estate Investors UK Operations Limited	Scotland
Goodman Real Estate Unit Trust Managers Limited	Scotland
Ascendas Globlal Gateway Pte Limited	Singapore
MGM Singapore Finance Pte Limited	Singapore
MGM Singapore Holdings Pte Limited	Singapore
MGM Singapore Holdings Pte Limited	Singapore
MGM Singapore Pte Limited	Singapore
Arlington Business Services Espana S.L.	Spain
Girona Global Logistics SL	Spain
Goodman Real Estate (Spain) SL	Spain
ABPGP S1 Limited	United Kingdom
ABPGP S2 Limited	United Kingdom
ABPGP1 Limited	United Kingdom
ABPGP10 Limited	United Kingdom
ABPGP2 Limited	United Kingdom
ABPGP3 Limited	United Kingdom
ABPGP4 Limited	United Kingdom
ABPGP5 Limited	United Kingdom
ABPGP6 Limited	United Kingdom
ABPGP7 Limited	United Kingdom
ABPGP8 Limited	United Kingdom
ABPGP9 Limited	United Kingdom
Akeler Property Services Limited	United Kingdom
Ancosec Limited	United Kingdom
API (no 1) Limited	United Kingdom
API (no 10) Limited	United Kingdom
API (no 11) Limited	United Kingdom
API (no 12) Limited	United Kingdom
API (no 14) Limited	United Kingdom
API (no 15) Limited	United Kingdom
API (no 16) Limited	United Kingdom
API (no 17) Limited	United Kingdom
API (no 18) Limited	United Kingdom
API (no 19) Limited	United Kingdom
API (no 2) Limited	United Kingdom
API (no 20) Limited	United Kingdom
API (no 21) Limited	United Kingdom
API (no 22) Limited	United Kingdom
API (no 23) Limited	United Kingdom
API (no 24) Limited	United Kingdom
API (no 25) Limited	United Kingdom
API (no 26) Limited	United Kingdom
API (no 27) Limited	United Kingdom
API (no 28) Limited	United Kingdom
API (no 29) Limited	United Kingdom
API (no 3) Limited	United Kingdom
API (no 4) Limited	United Kingdom
API (no 5) Limited	United Kingdom
API (no 6) Limited	United Kingdom
API (no 7) Limited	United Kingdom
API (no 8) Limited	United Kingdom

API (no 9) Limited	United Kingdom
API Business Development Limited	United Kingdom
API Focused Funds Management Limited	United Kingdom
~~API Research & Strategic Services Limited~~	~~United Kingdom~~
Arlington Business Parks (Reading) Management Limited	United Kingdom
Arlington Business Parks GP Limited	United Kingdom
Arlington Henley Developments Limited	United Kingdom
Arlington Property Investors Europe Limited	United Kingdom
Arlington Property Investors Limited	United Kingdom
Arlington Property Investors UK Limited	United Kingdom
Arndale Centre Nominee (No 1) Limited	United Kingdom
Arndale Centre Nominee (No 2) Limited	United Kingdom
Augusta 1 Limited	United Kingdom
Augusta 2 Limited	United Kingdom
Aztec West Management Limited	United Kingdom
Birmingham Business Park (Joint Venture) Limited	United Kingdom
Birmingham Business Park Limited	United Kingdom
Birmingham Business Park Management Limited	United Kingdom
BL Rosemound (General Partner) Limited	United Kingdom
BL Rosemound Nominee 1 Limited	United Kingdom
BL Rosemound Nominee 2 Limited	United Kingdom
Bracknell Management Limited	United Kingdom
Centrum West Limited	United Kingdom
Colworth Park (GP2) Limited	United Kingdom
Comet Park Management Limited	United Kingdom
Coventry Business Park Limited	United Kingdom
Coventry Business Park Management Limited	United Kingdom
Desborough Developments Limited	United Kingdom
Dollhurst Limited	United Kingdom
Dollmist Limited	United Kingdom
Dollplace Limited	United Kingdom
East Midlands International Business Park Limited	United Kingdom
Farnborough Aerospace Centre Management Limited	United Kingdom
Gloucester Business Park Limited	United Kingdom
Gloucester Business Park Management Limited	United Kingdom
Golden Square Nominee (No1) Limited	United Kingdom
Golden Square Nominee (No2) Limited	United Kingdom
Goodman Advisory (UK) Limited	United Kingdom
Goodman Andover (UK) Limited	United Kingdom
Goodman Asset Management (UK) Limited	United Kingdom
Goodman Bristol (UK) Limited	United Kingdom
Goodman Business Parks (UK) Limited	United Kingdom
Goodman Business Parks Reading (UK) Limited	United Kingdom
Goodman Business Parks Services (UK) Limited	United Kingdom
Goodman Business Services (UK) Limited	United Kingdom
Goodman Derby (UK) Limited	United Kingdom
Goodman Development Management (UK) Limited	United Kingdom
Goodman Development Services (UK) Limited	United Kingdom
Goodman European Development Services (UK) Limited	United Kingdom
Goodman European Developments (UK) Limited	United Kingdom
Goodman Fund Management (UK) Limited	United Kingdom
Goodman Fund Operator (UK) Limited	United Kingdom
Goodman Hinckley (UK) Limited	United Kingdom
Goodman Industrial Parks (UK) Limited	United Kingdom
Goodman Invest (UK) Limited	United Kingdom
Goodman Invest Management (UK) Limited	United Kingdom

Goodman Kettering (UK) Limited	United Kingdom
Goodman Logistics Developments (UK) Limited	United Kingdom
Goodman LP (UK) Limited	United Kingdom
~~Goodman NCP (UK) Limited~~	~~United Kingdom~~
Goodman Net Services (UK) Limited	United Kingdom
Goodman Operations (UK) Limited	United Kingdom
Goodman Pension Scheme Trustees (UK) Limited	United Kingdom
Goodman Project Development (UK) Limited	United Kingdom
Goodman Project Management (UK) Limited	United Kingdom
Goodman Property Investors Limited	United Kingdom
Goodman PSCP (UK) Limited	United Kingdom
Goodman Purfleet (UK) Limited	United Kingdom
Goodman Real Estate (UK) Limited	United Kingdom
Goodman Real Estate Adviser (UK) Limited	United Kingdom
Goodman Real Estate Developments (2003)	United Kingdom
Goodman Real Estate Developments 2006 (UK) Limited	United Kingdom
Goodman Real Estate Holdings 1993 (UK) Limited	United Kingdom
Goodman Real Estate Investment Management (UK) Limited	United Kingdom
Goodman Real Estate Investments (UK) Limited	United Kingdom
Goodman Real Estate Investors Operations (UK) Limited	United Kingdom
Goodman Real Estate Management (UK) Limited	United Kingdom
Goodman Real Estate Management Services (UK) Limited	United Kingdom
Goodman Real Estate Services (UK) Limited	United Kingdom
Goodman Science Park GP (UK) Limited	United Kingdom
Goodman Science Park LP (UK) Limited	United Kingdom
Goodman Securities 1998 (UK) Limited	United Kingdom
Goodman Securities Operations (UK) Limited	United Kingdom
Goodman Square Bracknell (UK) Limited	United Kingdom
Goodman STP (UK) Limited	United Kingdom
Goodman Sutton Courtney (UK) Limited	United Kingdom
Goodman Thurrock (UK) Limited	United Kingdom
Goodman Top Co (UK) Limited	United Kingdom
Goodman UK Limited	United Kingdom
Goodmanonline Investments (UK) Ltd	United Kingdom
Harbour Properties Limited	United Kingdom
Hatfield Aerodrome (Management) Limited	United Kingdom
Hatfield Business Park Limited	United Kingdom
Hatfield Business Park Management Limited	United Kingdom
Ingleby (1648) Limited	United Kingdom
Junction Thurrock (General Partner) Limited	United Kingdom
Junegrange Ltd	United Kingdom
Junehurst Ltd	United Kingdom
Kingston Business Park Limited	United Kingdom
Logix Park (Hinckley) Management Co Limited	United Kingdom
Manchester Airport Business Park Limited	United Kingdom
Manchester Airport Business Park Management Limited	United Kingdom
Manchester Business Park (Plot 1500) Limited	United Kingdom
MGM BidCo 1 Limited	United Kingdom
MGM BidCo 3 Limited	United Kingdom
Mill Legacy Holdings Limited	United Kingdom
Montpellier Court (Gloucester) Management Limited	United Kingdom
Oxford Business Park (North) Management Limited	United Kingdom
Oxford Business Park (Plot 4000) Limited	United Kingdom
Oxford Business Park (South) Limited	United Kingdom
Oxford Business Park (South) Management Limited	United Kingdom
Oxford Business Park Limited	United Kingdom

Park Business Centres Limited	United Kingdom
Pochin Rosemound (Deeside) Limited	United Kingdom
Preston Business Park Limited	United Kingdom
~~Property Management Employment Services Ltd~~	~~United Kingdom~~
Property Partners (Two Rivers) Limited	United Kingdom
Property Partners (Whitgift) Limited	United Kingdom
Property Partners (Whitgift) No 2 Limited	United Kingdom
PSCP (General Partner) Limited	United Kingdom
RD Park (Hoddesdon Phase 1) Management Company Limited	United Kingdom
Regent Court (Gloucester) Management Limited	United Kingdom
Regent Property Partners (Residential) Limited	United Kingdom
Regent Property Partners (Retail Parks) Limited	United Kingdom
Regent Retail Parks (Newcastle) Limited	United Kingdom
Regent Retail Parks (St Johns Wolverhampton) Limited	United Kingdom
Rosehill Group Holdings Limited	United Kingdom
Rosehill Property Developments Limited	United Kingdom
Rosehill Top Co Limited	United Kingdom
Rosemound (Purfleet) Limited	United Kingdom
Rosemound (Andover) Limited	United Kingdom
Rosemound (Bristol) Limited	United Kingdom
Rosemound (Hinckley) Limited	United Kingdom
Rosemound (NCP) Limited	United Kingdom
Rosemound (Sutton Courtney) Limited	United Kingdom
Rosemound (Thurrock) Limited	United Kingdom
Rosemound Derby Limited	United Kingdom
Rosemound Developments Limited	United Kingdom
Rosemound STP Limited	United Kingdom
Rothley Lodge Management Company Limited	United Kingdom
SBP Management Limited	United Kingdom
Solent Village Management Company Limited	United Kingdom
Stevenage Business Park Limited	United Kingdom
Stevenage Business Park Management Limited	United Kingdom
The Grange Birkenhead Nominee (No 1) Limited	United Kingdom
The Grange Birkenhead Nominee (No 2) Limited	United Kingdom
Uxbridge Management Company Limited	United Kingdom
Warrington (General Partner) Limited	United Kingdom
Whitgift Shopping Centre Nominee Limited	United Kingdom
Goodman USA Inc	United States

Annexure "B" to Form 603

Summary of interests acquired in the course of ordinary trading on the ASX

This is Annexure "B" of 2 pages referred to in Form 603 signed by me and dated 23 July 2007.

23/7/07

Carl Bicego, Company Secretary

Holder of Relevant Interest	Registered Holder of Securities	Person Entitled to be Registered as Holder	Class and Number of Securities	Date Interest Acquired	Consideration (average price per unit)
Goodman Group	HSBC	VZJ	2,500,000	29/06/07	$2.31
	National		2,903,612	29/06/07	$2.31
	HSBC		800,000	02/07/07	$2.3472
	National		785,190	02/07/07	$2.3472
	HSBC		4,770,120	03/07/07	$2.4078
	National		4,400,000	03/07/07	$2.4078
	HSBC		3,700,000	04/07/07	$2.4024
	National		3,600,279	04/07/07	$2.4024
	HSBC		800,000	05/07/07	$2.3967
	National		831,635	05/07/07	$2.3967
	HSBC		2,162,539	06/07/07	$2.3678
	National		2,000,000	06/07/07	$2.3678
	HSBC		936,600	09/07/07	$2.3785
	National		1,200,000	09/07/07	$2.3785
	HSBC		1,650,000	10/07/07	$2.3263
	National		1,450,000	10/07/07	$2.3263
	HSBC		1,268,919	11/07/07	$2.3493
	National		1,258,000	11/07/07	$2.3493
	HSBC		2,869,053	12/07/07	$2.3455
	National		3,000,000	12/07/07	$2.3455
	HSBC		858,894	13/07/07	$2.3727
	National		750,000	13/07/07	$2.3727
	HSBC		300,000	16/07/07	$2.3779
	National		459,620	16/07/07	$2.3779
	HSBC		272,167	17/07/07	$2.39
	National		200,000	17/07/07	$2.39

	HSBC		120,000	18/07/07	$2.3842
	National		161,864	18/07/07	$2.3842
	Various vendors under on-market purchases		57,761,234	19/07/07	$2.60
	Various vendors under on-market purchases		517,658	20/07/07	$2.60

ING

REAL ESTATE

ASX Announcement
ING Industrial Fund ("IIF")

20 July 2007

Goodman Group invests in IIF

ING Management Limited ("IML") as Responsible Entity of ING Industrial Fund ("IIF") has been informed by Goodman Group ("Goodman") that Goodman has acquired a holding in IIF units of 9.4% of IIF's issued capital.

Goodman has expressed to IML that its intentions are "non-aggressive". IML expects Goodman to lodge a substantial unitholder notice in the next few days.

For further information, please contact:

Hugh Thomson
Chief Executive Officer
ING Real Estate Investment Management Australia
T: +61 2 9033 1009

Paul Toussaint
Chief Executive Officer - ING Industrial Fund
ING Real Estate Investment Management Australia
T: +61 2 9033 1005

Goodman

asx release+

Goodman Group ("Goodman") acquires strategic investment in ING Industrial Fund

Date	20 July 2007
Release	Immediate

Goodman has acquired a 9.4% investment in ING Industrial Fund ("IIF") from a range of investors for a total outlay of approximately $261 million, representing an average price of $2.50 per unit.

The acquisition was debt funded and the net impact on the Goodman P&L and gearing is not material.

Goodman regards its investment in IIF as a strategic holding.

For further information, please contact Goodman:

Gregory Goodman
Chief Executive Officer
Tel +61 2 9230 7400

Level 10, 60 Castlereagh Street, Sydney NSW 2000 | GPO Box 4703, Sydney NSW 2001 Australia
Tel +61 2 9230 7400 | Fax +61 2 9230 7444 | info@goodmanintl.com | www.goodmanintl.com

Goodman International Limited ABN 69 000 123 071
Goodman Funds Management Limited ABN 48 067 796 641 AFSL Number 223621

Goodman

17 July 2007

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

GOODMAN GROUP ("GMG")
DISTRIBUTION REINVESTMENT PLAN ("DRP")

Further to our announcement of 20 June 2007 in relation to GMG's distribution for the quarter ended 30 June 2007, we confirm that securities under the DRP will be issued at $6.3133.

These new securities will be issued at the acquisition price being the average of the daily volume weighted average price of all sales of securities recorded on Australian Stock Exchange ("ASX") for each of the ASX Trading Days (as defined under the DRP) from 3 July to 16 July 2007 inclusive, less a discount of 2%.

Yours sincerely

Carl Bicego
Company Secretary

Level 10, 60 Castlereagh Street Sydney NSW 2000 | GPO Box 4703, Sydney NSW 2001 Australia
Tel +61 2 9230 7400 | Fax +61 2 9230 7444 | info-au@goodmanintl.com | www.goodmanintl.com

Goodman International Limited ABN 69 000 123 071
Goodman Funds Management Limited ABN 48 067 796 641 AFSL Number 223621
as responsible entity for Goodman Industrial Trust ARSN 091 213 839

RECEIVED

2007 JUL -9 A 11:21

2 July 2007

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

CHANGE OF NAME TO GOODMAN GROUP

Further to the Securityholder approval received at the General Meeting on Wednesday 27 June 2007, the name of Macquarie Goodman Management Limited has today changed to Goodman International Limited. The name of Macquarie Goodman Industrial Trust has been changed to Goodman Industrial Trust. Together, the entities will be listed as Goodman Group on the ASX. The ticker code will change to GMG on Thursday 5 July 2007.

The attached letter was dispatched to all Securityholders informing them of the change in the Group's name.

Please do not hesitate to contact the undersigned if you have any queries regarding the above.

Yours faithfully

Carl Bicego
Company Secretary

enc

Level 10, 60 Castlereagh Street, Sydney NSW 2000 | GPO Box 4703, Sydney NSW 2001 Australia
Tel +61 2 9230 7400 | Fax +61 2 9230 7444 | info@goodmanintl.com.au | www.goodmanintl.com

Goodman International Limited ABN 69 000 123 071
Goodman Funds Management Limited ABN 48 067 796 641 AFSL Number 223621

2 July 2007

Dear Securityholder

GOODMAN GROUP ("GOODMAN")

I am pleased to inform you that Macquarie Goodman Management Limited has been renamed Goodman International Limited following a vote by Securityholders at the General Meeting on 27 June 2007. Macquarie Goodman Industrial Trust has been renamed Goodman Industrial Trust and together they will be known as the Goodman Group. This re-branding follows our successful international expansion and Macquarie Bank's sale of its securityholding in the company last August.

The new group will be launched globally on 2 July 2007. All of our group operations worldwide will now be integrated under the Goodman name and brand. We will be trading on the Australian Stock Exchange under the name of Goodman Group and the ASX code GMG as of 5 July 2007.

Due to the ASX code change, if your holding is broker sponsored, the next CHESS statement you receive will show a zero balance on MGQ. The number of securities you held at the time of the name change will now appear under the code GMG.

Our focus will remain on ensuring it is business as usual for investors, customers and partners. We have not changed our company strategy or day-to-day operations, and the Group continues to be led by the same quality management team and board.

Goodman has over A$35 billion in assets under management and more than 1,000 people in 20 countries. The Group is the second-largest listed industrial property group in the world and is achieving greater penetration of the tenant market by delivering a consistent and high quality service globally. For investors, we offer access to the returns that come from a global organisation.

The new Goodman brand you see on our new letterhead reflects our strength, reach and unity. The change in our name and brand has occurred in conjunction with the integration of our businesses worldwide. The result is a global business platform that ensures continuity for staff, customers, partners and investors.

You can find more information on our new website at www.goodmanintl.com

Yours faithfully

Gregory Goodman
Group Chief Executive Officer
Goodman International Limited

Macquarie Goodman

RECEIVED

2007 JUL -9 A 4:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MACQUARIE

27 June 2007

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")
RESULTS FROM GENERAL MEETING

The General Meeting of Macquarie Goodman was held today and we are pleased to advise that the following resolution was approved on a poll:

Resolution 1 – Change of Name

To consider and, if thought fit, pass the following resolution as a special resolution of MGM:

"That the name of Macquarie Goodman Management Limited is changed to Goodman International Limited to take effect when the Australian Securities & Investments Commission alters the details of the registration in accordance with the Corporations Act. "

The poll results and proxy summary in relation to the resolution are set out in Appendix 1.

Yours faithfully

Carl Bicego
Company Secretary

enc

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

Appendix 1

Resolution 1 – Proxy Votes Change of Name	**Number of Votes***	**Total %**
Proxy votes cast in favour of the resolution	1,165,544,078	98.88%
Proxy votes open to be voted at the proxy's discretion	12,430,714	1.05%
Proxy votes cast against the resolution	890,317	0.07%
Proxy votes abstained on the resolution	1,517,261	

Resolution 1 – Poll Results Change of Name	**Number of Votes***	**Total %**
Poll votes cast in favour of the resolution	1,178,693,337	99.92%
Poll votes cast against the resolution	896,318	0.08%
Poll votes abstained on the resolution	1,517,261	

*Number of votes relates to Macquarie Goodman Management Limited where each member present (in person or by proxy, representative or attorney) has one vote for each fully paid share.

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

Macquarie Goodman Group

General Meeting

Chairman's Address

Date:	Wednesday, 27 June 2007
Time:	2:30 pm
Venue:	The Westin, Heritage Ballroom, No. 1 Martin place, Sydney, NSW

Good afternoon, ladies and gentlemen, and welcome to this General Meeting of the Macquarie Goodman Group.

My name is David Clarke and I am the chairman of Macquarie Goodman.

I would like to start by introducing my fellow directors – Group Chief Executive Officer Gregory Goodman, Independent Directors Ian Ferrier, John Harkness, Anne Keating and Jim Sloman and Non-Executive Directors Patrick Goodman and James Hodgkinson.

Note that Deputy Chairman David Teplitzky is an apology for today's meeting.

Also present today are the Chief Executive Officer – Asia Pacific David van Aanholt, Group General Counsel Carolyn Scobie, Chief Financial Officer Anthony Rozic, Group General Manager, Marketing, Alison Brink and Company Secretary Carl Bicego.

Can I now ask whether everyone present has been issued with a voting, non voting or visitors registration card?

If not, could you please see one of the Computershare representatives at the registration desk.

Today's meeting has been convened in accordance with the Corporations Act and the listing rules of the Australian Stock Exchange.

I have been informed by Richard Hannan of Computershare Investor Services, the scrutineers for today's proceedings, that a quorum is present for the meeting and, therefore, I formally declare the meeting open.

I propose, unless there are any objections, that the Notice of Meeting dated 25 May 2007 be taken as read.

There are two major parts to this afternoon's meeting.

First, I will present an update on some recent events.

Then we will move to consider, discuss and vote on the resolution set out in the notice of meeting.

At the end of the meeting all Securityholders will be invited to join us for some light refreshments in the foyer.

I will also be happy to answer any questions you have at the conclusion of the formal business.

Over the past two years, the Macquarie Goodman group has grown extensively.

The international expansion of our customer service offering means that we now manage 580 properties around the world, with almost $35 billion in assets under management.

In recent months, we have further developed the business with two significant acquisitions.

On 12 April, we announced the acquisition of leading UK logistics property developer, Rosemound developments limited, for £336 million, or A$840 million.

With a total land bank of more than 1,000 acres and 30 staff with significant sector expertise, Rosemound was a strategic acquisition which is highly complementary to our existing European business space platform.

Last month, Macquarie Goodman Asia – a joint venture between Macquarie Goodman and Macquarie Bank – announced it had acquired a majority stake in "Japan Representative".

J-Rep, as it is known, is a logistics focussed property business that provides property services, brokerage, fund management and development services to its customers and investors.

Together, Macquarie Goodman Asia and J-Rep will work to create a leading Japanese logistics property platform providing complete solutions to global customers and investors.

As a result of our international growth over the past two years, we now have a team of more than 1000 employees servicing a global base of 2,600 customers in 20 countries.

While the businesses we have acquired are operationally and strategically similar, the brands have, until now, been positioned and presented differently.

It is now clearly time to consolidate these organisations under a single name and brand to enable a clear and consistent image to be presented globally.

Last year, therefore, we formed a re-branding steering committee to oversee this process.

As a first step, a strategic brand consultancy – Brand Architecture International – was commissioned to undertake in-depth stakeholder research.

They spoke to almost 200 stakeholders around the world, including customers, investors, advisors, agents, joint venture partners, board members and staff.

There were several reasons for this research.

We needed to understand the cultures and current branding positions of the companies within the group, both from an internal as well as an external perspective.

We also needed to consider the equity in the current brand and to understand the consequences of changing it.

Finally, we wanted to obtain a broad cross-section of views around the re-branding, including the perceived priorities and risks.

In conjunction with this research, two branding agencies were contracted to explore a range of naming and branding concepts to best represent the culture and vision of the Macquarie Goodman Group.

The research identified a number of points.

It found that while we take obvious pride in the "own, develop, manage" business model that underpins the Macquarie Goodman Group, it is our people who really set us apart.

Indeed, it is the distinctive differentiator that goes to the core of the Group's success.

Leadership was identified as another key quality, reflected in the commitment of our staff, the confidence displayed to our investors and the loyalty of our customers.

The research also showed an overwhelming preference for the retention of the "Goodman" name, to continue the strong brand awareness and equity that has been built up over many years.

While literally hundreds of naming protocols and derivations were considered as part of the process, the final choice – which is fully endorsed and recommended by the board – was the selection of the clean, simple option of "Goodman".

In addition to the new name, a new company brand has been developed.

The logo features the Goodman name in a green square with a "plus" symbol at the top edge.

This new brand is a significant departure from the previous branding and represents an exciting opportunity for the group to unite under this distinctive new brand.

The logo's bright green colour enables the brand to stand out and be seen in an outdoor environment, obviously an important consideration for an organisation which utilises outdoor building and other signage as a major part of its branding activities.

We believe that the bold combination of the colour and the square clearly differentiates us from our competitors.

The "plus" symbol at the top edge of the square symbolises not just the concept of "thinking outside the square", but of the added value that the group brings to each relationship and transaction.

Our new brand name will be applied globally and will be supported by group corporate and trust naming conventions.

To that end, it is proposed that the name Macquarie Goodman management limited be changed to Goodman International Limited, reflecting the truly global nature of the business, while the head trust will be known as Goodman Industrial Trust.

This proposal has the unanimous support of your board.

MACQUARIE

Macquarie Goodman

Macquarie Goodman Group

General Meeting – 27 June 2007


develop
manage
own

MACQUARIE

Macquarie Goodman

Agenda

1 Welcome

2 Formal Business

3 Background

4 Re-branding process

5 Recommendation of new name

6 Resolution and voting

7 Close of Meeting

MACQUARIE

Macquarie Goodman

Formal Business

- → Introduction of Board
- → Introduction of Macquarie Goodman Executive Team
- → Computershare

MACQUARIE

Macquarie Goodman

Directors

- → Mr David Clarke
  Chairman
- → Mr David Teplitzky
  Independent Deputy Chairman
- → Mr Gregory Goodman
  Group Chief Executive Officer
- → Mr Ian Ferrier
  Independent Director
- → Mr John Harkness
  Independent Director
- → Ms Anne Keating
  Independent Director
- → Mr Jim Sloman
  Independent Director
- → Mr Patrick Goodman
  Non-Executive Director
- → Mr James Hodgkinson
  Non-Executive Director

MACQUARIE

Macquarie Goodman

Background

- International expansion
  - More than 580 properties globally
  - $35 billion in Assets Under Management
  - 1020 employees
  - 2,600 customers
  - Presence in 20 countries

- Recent acquisitions have added to international presence
  - April – Rosemound, UK
  - May – J-Rep, Japan – through a Joint Venture between Macquarie Goodman and Macquarie Bank

MACQUARIE

Macquarie Goodman

Re-branding Process

- → Businesses acquired strategically similar but positioned differently
- → Decision made to consolidate under a single brand
- → Steering committee formed
- → Agencies appointed to explore branding concepts
- → Stakeholder research conducted globally with objective of:
  - → Understanding different cultures within the group, internally and externally
  - → Consider equity in current brand in order to understand consequences of re-branding
  - → Obtain a broad cross section of views representing all stakeholder groups

MACQUARIE

Macquarie Goodman

Re-branding Process cont'd

- → Research showed Macquarie Goodman's competitive differentiator;
  - → "Own, Develop, Manage" business offering
  - → The Macquarie Goodman culture
  - → The company leadership
- → Strong brand awareness and equity in "Goodman" name
- → Hundreds of naming protocols considered
- → Overwhelming preference for retention of a "Goodman" derived name

MACQUARIE

Macquarie Goodman

Recommendation

- → Final choice - "Goodman"
  - → With local company to be called "Goodman International"
- → Proposal has unanimous support of board
- → New brand also developed

MACQUARIE

Macquarie Goodman

New brand details

- → Proposed new name and brand to be applied globally
- → New ASX code: "GMG" – from 5 July 2007
- → www.goodmanintl.com

MACQUARIE

Macquarie Goodman

Thank You

Disclaimer

This presentation has been prepared by Macquarie Goodman Group (Macquarie Goodman Management Limited ABN 69 000 123 071 and its controlled entities including Macquarie Goodman Funds Management Limited ABN 48 067 796 641, AFSL Number 223621 and Macquarie Goodman Industrial Trust ARSN 091 213 839l and its controlled entities; collectively "Macquarie Goodman Group" or the "Group"). The information in this presentation is general information only. It is not intended as investment or financial advice and must not be relied upon as such. You should obtain independent professional advice prior to making any decision relating to your investment or financial needs. This presentation is not an offer or invitation for subscription or purchase of securities or other financial products. This release does no constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States unless they are registered under the US Securities Act of 1933 or an exemption from registration is available. Past performance is no indication of future performance. All values are expressed in Australian currency unless otherwise stated. June 2007


develop
manage
own

Macquarie Goodman

RECEIVED

2007 AUG -8 A 4:22

MACQUARIE

20 June 2007

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Macquarie Goodman Group ("MGQ")
Distribution for the Quarter ended 30 June 2007

In accordance with ASX Listing Rules 3.20 and 6.24, we advise as follows:

1. It is anticipated that MGQ's June 2007 distribution will be 7.875 cents per security. The rate of the distribution will be confirmed on the date the distribution is paid to Securityholders which is scheduled for the distribution payment date of Thursday, 23 August 2007.

2. The security register of MGQ will be closed at 5:00 pm on Friday, 29 June 2007 for the purpose of determining the entitlement to the distribution of income for the quarter ending 30 June 2007. Ex-distribution quotation will occur on Monday, 25 June 2007.

3. Registrable transfers received by 5:00 pm on Friday, 29 June 2007 if paper-based or by End of Day on that date if transmitted electronically, will be registered before entitlements to the distribution are determined. Registrable transfers will be accepted for registration at MGQ's Security Registrar, Computershare Investor Services Pty Limited, Level 5, 115 Grenfell Street, Adelaide, SA, 5000.

4. Securities under the Distribution Reinvestment Plan ("DRP") will be allotted based on the average of the daily volume weighted average price of all sales of MGQ ordinary securities recorded on the ASX for each of the first 10 ASX Trading Days following the ASX Trading Day after the record date in respect of the relevant distribution, less a discount of 2% ("Pricing Period"). The issue price will be confirmed as soon as practicable after the Pricing Period. The last date for receipt of DRP applications and notices of variation is the record date of Friday, 29 June 2007 for the forthcoming distribution.

Please do not hesitate to contact the undersigned if you require further information.

Yours faithfully

Carl Bicego
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 6818
Facsimile:
(02) 8232 4437

Email Address
johanna.uy@macquarie.com

Please telephone
Johanna Uy on
(02) 8232 6818
if complete transmission not received.

RMD Compliance

Attention	Company Announcements	**Date**	14 June 2007
Company	ASX		
Fax No	02 9778 0999	**Pages**	20 (incl. this page)
From	Johanna Uy	**Priority**	Routine

MACQUARIE BANK

Message

FORM 605

Attached FORM 605 re Macquarie Goodman Group (MGQ) dated 8 June 2007

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To	Company Name	Macquarie Goodman Group Level 10 60 Castlereagh Street Sydney NSW 2000
	ABN	09 213 839

1. Details of substantial holder [1]

Name	Macquarie Bank Limited ("MBL") and its controlled bodies corporate listed in Annexure A (the "MBL Group")
ACN (if applicable)	008 583 542
The holder ceased to be a substantial holder on:	8 June 2007
The previous notice was given to the company on:	31 May 2007
The previous notice was dated:	28 May 2007

2. Changes in relevant interests

The Particulars of each change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number of	and Class Securities	Person's votes affected
					Fully paid	
See Annexure B						

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed then nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
MBL & MBL Group Entities	Controlled Entities

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL Group	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
Macquarie Bank Limited "MBL"	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
Macquarie Investment Management Limited "MIML"	C\- Level 7, 1 Martin Place, Sydney, NSW, 2000

Signature

print name Dennis Leong capacity Company Secretary

sign here [signature] date 14 May 2007

ANNEXURE 'A'

This is the annexure marked 'A' of 16 pages referred to in the 'Notice of ceasing to be a substantial holder'.

Dennis Leong
Company Secretary, Macquarie Bank Limited
14 June 2007

CONTROLLED BODIES CORPORATE

AUSCONO	COMPANY NAME	JURISDICTION
2083875	2083875 ONTARIO INC.	CANADA
6578268	6578268 CANADA INC	CANADA
124 437 574	ACCESS GP CO PTY LIMITED	AUSTRALIA
124 437 421	ACCESS LP CO PTY LIMITED	AUSTRALIA
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED	CAYMAN ISLANDS
078 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED	AUSTRALIA
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	AUSTRALIA
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	AUSTRALIA
075 176 993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	AUSTRALIA
008 640 177	ALEATORY PTY. LIMITED	AUSTRALIA
081 119 477	ALLOCA (NO. 4) PTY. LIMITED	AUSTRALIA
	AMAZON PARTICIPACOES DO BRASIL S.A.	BRAZIL
106 608 422	AMICUS CURIAE PTY LIMITED	AUSTRALIA
078 953 607	AMT MANAGEMENT LIMITED	AUSTRALIA
WK-131747	ASHER SECURITIES LIMITED	CAYMAN ISLANDS
124 437 609	ASIAN PACIFIC PROPERTY 2007 PTY LIMITED	AUSTRALIA
093 979 223	BAO WAVE PTY LIMITED	AUSTRALIA
059 814 818	BAROSSA GE PTY LIMITED	AUSTRALIA
008 604 966	BELIKE NOMINEES PTY. LIMITED	AUSTRALIA
008 607 065	BOND STREET CUSTODIANS LIMITED	AUSTRALIA
008 606 924	BOND STREET INVESTMENTS PTY. LIMITED	AUSTRALIA
071 247 606	BOND STREET LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
004 680 004	BOSTON AUSTRALIA PTY LIMITED	AUSTRALIA
005 008 702	BOSTON LEASING PTY. LIMITED	AUSTRALIA
06091645	BRUNA MOON SL	SPAIN
88217	BUNHILL INVESTMENTS UNLIMITED	JERSEY
002 665 830	BUTTONWOOD NOMINEES PTY LIMITED	AUSTRALIA
079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	AUSTRALIA
4800336	CAPITAL METERS HOLDINGS LIMITED	ENGLAND/WALES
4800317	CAPITAL METERS LIMITED	ENGLAND/WALES
006 200 899	CASL FINANCIAL SERVICES PTY. LIMITED	AUSTRALIA
006 585 604	CENFORD PTY LIMITED	AUSTRALIA
113 484 165	CENTAURUS INVESTOR PTY LIMITED	AUSTRALIA
61661 C1/GBL	CHENGDU PROPERTY INVESTMENT LIMITED	MAURITIUS
WK-133807	CHISWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
104 331 795	COIN SOFTWARE PTY LIMITED	AUSTRALIA
002 737 868	COLDAVA PTY LIMITED	AUSTRALIA
079 775 134	CONCEPT BLUE PROPERTY PTY LTD	AUSTRALIA
071 292 647	CONNECTEAST MANAGEMENT LIMITED	AUSTRALIA
104 379 464	CORIOLIS INFRASTRUCTURE SERVICES PTY LIMITED	AUSTRALIA
03241012	CORONA ENERGY LIMITED	UNITED KINGDOM
03241002	CORONA ENERGY RETAIL 1 LIMITED	UNITED KINGDOM
SC138229	CORONA ENERGY RETAIL 2 LIMITED	SCOTLAND

AUSCONO	COMPANY NAME	JURISDICTION
02746961	CORONA ENERGY RETAIL 3 LIMITED	UNITED KINGDOM
02798334	CORONA ENERGY RETAIL 4 LIMITED	UNITED KINGDOM
02879748	CORONA GAS MANAGEMENT LIMITED	UNITED KINGDOM
006 346 952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED	AUSTRALIA
	CYGNUS GODO KAISHA	JAPAN
WK-129317	DELANO SECURITIES LIMITED	CAYMAN ISLANDS
	DENEBOLA YUGEN KAISHA	JAPAN
29610304	DESPEN BAYLE COPENHAGEN A/S	DENMARK
5843681	DESPEN BAYLE LIMITED	UNITED KINGDOM
008 606 871	DEXIN NOMINEES PTY. LIMITED	AUSTRALIA
083 158 409	DIVCO 10 PTY LIMITED	AUSTRALIA
097 290 876	DIVCO 100 PTY LIMITED	AUSTRALIA
097 290 894	DIVCO 102 PTY LIMITED	AUSTRALIA
097 290 901	DIVCO 103 PTY LIMITED	AUSTRALIA
097 290 938	DIVCO 106 PTY LIMITED	AUSTRALIA
097 290 956	DIVCO 108 PTY LIMITED	AUSTRALIA
097 290 072	DIVCO 114 PTY LIMITED	AUSTRALIA
083 158 436	DIVCO 12 PTY LIMITED	AUSTRALIA
101 190 603	DIVCO 120 PTY LIMITED	AUSTRALIA
101 190 612	DIVCO 121 PTY LIMITED	AUSTRALIA
101 190 621	DIVCO 122 PTY LIMITED	AUSTRALIA
101 190 630	DIVCO 123 PTY LIMITED	AUSTRALIA
101 190 701	DIVCO 128 PTY LIMITED	AUSTRALIA
101 190 667	DIVCO 129 PTY LIMITED	AUSTRALIA
101 190 676	DIVCO 130 PTY LIMITED	AUSTRALIA
105 344 956	DIVCO 137 PTY LIMITED	AUSTRALIA
105 346 049	DIVCO 139 PTY LIMITED	AUSTRALIA
105 346 549	DIVCO 147 PTY LIMITED	AUSTRALIA
083 158 463	DIVCO 15 PTY LIMITED	AUSTRALIA
105 346 567	DIVCO 156 PTY LIMITED	AUSTRALIA
110 051 664	DIVCO 157 PTY LIMITED	AUSTRALIA
105 346 521	DIVCO 158 PTY LIMITED	AUSTRALIA
101 190 578	DIVCO 161 PTY LIMITED	AUSTRALIA
097 290 885	DIVCO 163 PTY LIMITED	AUSTRALIA
097 290 965	DIVCO 167 PTY LIMITED	AUSTRALIA
083 158 490	DIVCO 17 PTY LIMITED	AUSTRALIA
083 158 516	DIVCO 18 PTY LIMITED	AUSTRALIA
083 158 534	DIVCO 19 PTY LIMITED	AUSTRALIA
083 158 301	DIVCO 2 PTY LIMITED	AUSTRALIA
083 158 589	DIVCO 21 PTY LIMITED	AUSTRALIA
083 158 623	DIVCO 23 PTY LIMITED	AUSTRALIA
083 158 650	DIVCO 24 PTY LIMITED	AUSTRALIA
083 158 669	DIVCO 26 PTY LIMITED	AUSTRALIA
083 158 703	DIVCO 28 PTY LIMITED	AUSTRALIA
083 158 712	DIVCO 29 PTY LTD	AUSTRALIA
083 158 329	DIVCO 3 PTY LIMITED	AUSTRALIA
083 158 730	DIVCO 30 PTY LIMITED	AUSTRALIA
083 158 776	DIVCO 32 PTY LIMITED	AUSTRALIA
083 158 892	DIVCO 36 PTY LIMITED	AUSTRALIA
088 347 568	DIVCO 42 PTY LIMITED	AUSTRALIA
083 159 040	DIVCO 43 PTY LIMITED	AUSTRALIA
083 159 059	DIVCO 44 PTY LIMITED	AUSTRALIA
083 159 077	DIVCO 45 PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
083 159 120	DIVCO 47 PTY LIMITED	AUSTRALIA
083 159 139	DIVCO 48 PTY LIMITED	AUSTRALIA
083 159 157	DIVCO 50 PTY LIMITED	AUSTRALIA
083 159 175	DIVCO 51 PTY LIMITED	AUSTRALIA
088 347 451	DIVCO 52 PTY LIMITED	AUSTRALIA
088 347 479	DIVCO 54 PTY LIMITED	AUSTRALIA
088 347 504	DIVCO 58 PTY LIMITED	AUSTRALIA
088 347 513	DIVCO 59 PTY LIMITED	AUSTRALIA
083 158 374	DIVCO 6 PTY LIMITED	AUSTRALIA
088 347 522	DIVCO 60 PTY LIMITED	AUSTRALIA
088 347 531	DIVCO 61 PTY LIMITED	AUSTRALIA
088 347 540	DIVCO 62 PTY LIMITED	AUSTRALIA
093 601 015	DIVCO 63 PTY LIMITED	AUSTRALIA
093 601 033	DIVCO 65 PTY LIMITED	AUSTRALIA
093 601 079	DIVCO 68 PTY LIMITED	AUSTRALIA
093 601 097	DIVCO 70 PTY LIMITED	AUSTRALIA
105 343 959	DIVCO 72 PTY LIMITED	AUSTRALIA
093 601 122	DIVCO 74 PTY LIMITED	AUSTRALIA
093 601 140	DIVCO 76 PTY LIMITED	AUSTRALIA
093 601 168	DIVCO 79 PTY LIMITED	AUSTRALIA
083 158 392	DIVCO 8 PTY LIMITED	AUSTRALIA
097 289 962	DIVCO 81 PTY LIMITED	AUSTRALIA
097 289 980	DIVCO 83 PTY LIMITED	AUSTRALIA
097 290 009	DIVCO 85 PTY LIMITED	AUSTRALIA
097 290 027	DIVCO 87 PTY LIMITED	AUSTRALIA
097 290 054	DIVCO 89 PTY LIMITED	AUSTRALIA
097 290 063	DIVCO 90 PTY LIMITED	AUSTRALIA
097 290 812	DIVCO 95 PTY LIMITED	AUSTRALIA
81-0600564	DIVERSIFIED CLO INVESTMENTS NO.1 INC	UNITED STATES
109 819 418	DIVERSIFIED CMBS AUSTRALIA HOLDINGS PTY LIMITED	AUSTRALIA
	DORADO GODO KAISHA	JAPAN
094 631 964	EASTERN SEA INVESTMENTS PTY LIMITED	AUSTRALIA
118 345 332	EASTERN STATES LIMITED	AUSTRALIA
069 344 001	ELISE NOMINEES PTY LIMITED	AUSTRALIA
118 802 850	EQUINOX INVESTMENT HOLDINGS PTY LTD	AUSTRALIA
006 435 810	EQUITAS NOMINEES PTY. LIMITED	AUSTRALIA
114 174 211	ESCALATOR 2005 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
114 174 220	ESCALATOR 2005 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 542	ESCALATOR 2005-2 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 533	ESCALATOR 2005-2 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
120 435 841	*ESCALATOR 2006 (AUSTRALIAN PROPERTY) PTY LIMITED*	AUSTRALIA
111 360 528	ESCALATOR AUSTRALIAN INVESTMENT COMPANY PTY LIMITED	AUSTRALIA
111 494 574	ESCALATOR GP CO PTY LIMITED	AUSTRALIA
111 494 663	ESCALATOR INCOME NOTE CO PTY LIMITED	AUSTRALIA
111 494 467	ESCALATOR LP CO PTY LIMITED	AUSTRALIA
124 574 116	ESSENTIAL INFRASTRUCTURE AUSTRALIA LIMITED	AUSTRALIA
MC-510292	EUROPEAN FINANCIAL INVESTMENTS FUND LIMITED	CAYMAN ISLANDS
MC-150410	EUROPEAN FINANCIAL INVESTMENTS LIMITED	CAYMAN ISLANDS
559916	EVEREST ABSOLUTE RETURN II LIMITED	BRITISH VIRGIN ISLANDS
009 636 131	FELTER PTY LIMITED	AUSTRALIA
008 604 466	FOUCAULT PTY LIMITED	AUSTRALIA
20-2384759	FREMANTLE WIND HOLDINGS INC	UNITED STATES
088 928 296	FUNDCORP HOLDINGS PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
108 204 862	FUNDCORP PTY LIMITED	AUSTRALIA
116 419 071	FUTURE SCHOOLS PARTNERSHIP PTY LIMITED	AUSTRALIA
008 542 665	GALANTHUS AUSTRALIA PTY LIMITED	AUSTRALIA
001 581 031	GALANTHUS LEASING PTY LIMITED	AUSTRALIA
068 104 558	GARACHINE PTY LIMITED	AUSTRALIA
054 001 400	GATESUN PTY. LIMITED	AUSTRALIA
133 289 1	GENERATOR BONDS LIMITED	NEW ZEALAND
108 026 437	GENERATOR CHARITIES AUSTRALIA PTY LIMITED	AUSTRALIA
103 116 954	GENERATOR INVESTMENTS AUSTRALIA LIMITED	AUSTRALIA
092 375 329	GIFT SECURITIES PTY LIMITED	AUSTRALIA
009 642 942	GILLMAN PTY. LIMITED	AUSTRALIA
105 819 181	GLOBAL DEBT INVESTMENTS NO.4 PTY LIMITED	AUSTRALIA
MC143292	GLOBAL STAR GP LTD	CAYMAN ISLANDS
008 604 464	GLORIOLE PTY LIMITED	AUSTRALIA
008 637 241	HAFLING PTY. LIMITED	AUSTRALIA
415492	HBEAR CO. NO.1 LIMITED	IRELAND
104 324 441	HEMISPHERE SERVICES PTY LIMITED	AUSTRALIA
125 438 600	HENDERSON WA PTY LIMITED	AUSTRALIA
000 758 010	HILLSAM NOMINEES PTY. LIMITED	AUSTRALIA
	HYDRA INVESTMENTS 2007 LIMITED	JERSEY
002 757 020	IDAMENEO (NO. 79) NOMINEES PTY. LIMITED	AUSTRALIA
009 642 979	INDEMCO PTY LIMITED	AUSTRALIA
65764	INFRASTRUCTURE INVESTMENT NO. 2 LTD.	CAYMAN ISLANDS
073 710 942	INFRASTRUCTURE INVESTMENTS NO 1 PTY LIMITED	AUSTRALIA
0356202	INSURANCE PAY CANADA INC	CANADA
4247247	INVESTMENT PORTFOLIO FUNDING LLC	UNITED STATES
	INVESTMENT PORTFOLIO HOLDINGS INC	OTHER
	JAPAN AUTOMOBILE ROAD CORPORATION LIMITED	JAPAN
0199 02 036303	JIG HOLDINGS LIMITED	JAPAN
009 641 114	JUBILEE PTY. LIMITED	AUSTRALIA
008 605 070	KALLERAD PTY. LIMITED	AUSTRALIA
081 119 440	KENSINGTON BANKS PTY LIMITED	AUSTRALIA
1652751	KIDS FIRST PROPERTIES LIMITED	NEW ZEALAND
	KNIK ARM CROSSING, LLC	UNITED STATES
111 060 587	LACHLAN WEALTH MANAGEMENT LIMITED	AUSTRALIA
003 250 833	LANROD PTY LIMITED	AUSTRALIA
008 604 920	LIANA PTY. LIMITED	AUSTRALIA
117 213 064	LIVE PAYMENTS PTY LIMITED	AUSTRALIA
118 029 664	M&I DEBT INVESTMENTS PTY LIMITED	AUSTRALIA
118 029 342	M&I INVESTMENTS HOLDINGS PTY LIMITED	AUSTRALIA
080 473 025	MAC IT 2000 PTY LIMITED	AUSTRALIA
096 705 109	MACQUARIE (1 NICHOLSON STREET) NOMINEES PTY LTD	AUSTRALIA
116 308 486	MACQUARIE (171 COLLINS ST) PTY LIMITED	AUSTRALIA
115 007 817	MACQUARIE (454 COLLINS STREET) PTY LIMITED	AUSTRALIA
093 438 414	MACQUARIE (ARNCLIFFE) PTY LTD	AUSTRALIA
198500776M	MACQUARIE (ASIA) PTE LTD	SINGAPORE
200228	MACQUARIE (HK) FINANCIAL SERVICES LIMITED	HONG KONG
611405	MACQUARIE (HONG KONG) LIMITED	HONG KONG
	MACQUARIE (JAPAN) LIMITED	JAPAN
463469-W	MACQUARIE (MALAYSIA) SDN BHD	KUALA LUMPUR
110 255 418	MACQUARIE (PYRMONT) PTY LIMITED	AUSTRALIA
4196639	MACQUARIE 161, LLC	UNITED STATES
008 594 885	MACQUARIE ACCEPTANCES LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
095 180 786	MACQUARIE ADMIN SERVICES PTY LIMITED	AUSTRALIA
20001234/07	MACQUARIE AFRICA (PROPRIETARY) LIMITED	SOUTH AFRICA
	MACQUARIE AIRCRAFT LEASING SERVICES (UK) LIMITED	UNITED KINGDOM
075 295 760	MACQUARIE AIRPORTS MANAGEMENT LIMITED	AUSTRALIA
094 406 756	MACQUARIE ALLIANCES PTY LIMITED	AUSTRALIA
103 237 181	MACQUARIE ALTERNATIVE ASSETS MANAGEMENT LIMITED	AUSTRALIA
086 159 060	MACQUARIE ALTERNATIVE INVESTMENTS LIMITED	AUSTRALIA
010174903-3379259	MACQUARIE AMERICAS CORP	UNITED STATES
124 071 414	MACQUARIE AMERICAS HOLDINGS PTY LTD	AUSTRALIA
071 501 963	MACQUARIE ASIA HOLDINGS PTY LIMITED	AUSTRALIA
619928	MACQUARIE ASIA LIMITED	HONG KONG
	MACQUARIE ASIA PROPERTY ADVISORS LIMITED	BERMUDA
37186	MACQUARIE ASIA REAL ESTATE LIMITED	BERMUDA
105 453 638	MACQUARIE ASIA REAL ESTATE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED	VIRGIN ISLANDS, BRITISH
	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED (SINGAPORE BRANCH)	SINGAPORE
103 780 069	MACQUARIE ASIAN INVESTMENTS PTY LIMITED	AUSTRALIA
	MACQUARIE ASIAN PACIFIC PROPERTY 2007 LP	AUSTRALIA
064 219 601	MACQUARIE ASSET FINANCE LIMITED	AUSTRALIA
001 263 583	MACQUARIE ASSET MANAGEMENT LIMITED	AUSTRALIA
081 706 167	MACQUARIE ASSET SERVICES LIMITED	AUSTRALIA
WK-128186	MACQUARIE AUSTRALIA COMPUTER SYSTEMS LEASING PTY LIMITED	CAYMAN ISLANDS
077 193 956	MACQUARIE AUSTRALIA FINANCE PTY LIMITED	AUSTRALIA
006 055 796	MACQUARIE AUSTRALIA INTERNATIONAL PTY LIMITED	AUSTRALIA
002 542 136	MACQUARIE AUSTRALIA LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
008 640 168	MACQUARIE AUSTRALIA MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
000 738 210	MACQUARIE AUSTRALIA PTY LIMITED	AUSTRALIA
074 453 286	MACQUARIE AUSTRALIA SECURITIES LIMITED	AUSTRALIA
008 660 611	MACQUARIE AUSTRALIA TECHNOLOGY PTY LIMITED	AUSTRALIA
121 836 191	MACQUARIE AVENIR NO. 1 PTY LIMITED	AUSTRALIA
121 836 235	MACQUARIE AVENIR NO. 2 PTY LIMITED	AUSTRALIA
075 176 733	MACQUARIE AVIATION (NO. 1) LIMITED	AUSTRALIA
368579	MACQUARIE AVIATION CAPITAL FINANCE LIMITED	IRELAND
368589	MACQUARIE AVIATION CAPITAL GROUP	IRELAND
368580	MACQUARIE AVIATION CAPITAL LIMITED	IRELAND
124 071 432	MACQUARIE B.H. PTY LTD	AUSTRALIA
008 583 542	MACQUARIE BANK LIMITED	AUSTRALIA
001 531 997	MACQUARIE BANK SUPERANNUATION PTY. LIMITED	AUSTRALIA
109 280 619	MACQUARIE BATHURST STREET PTY LIMITED	AUSTRALIA
13926	MACQUARIE BETEILIGUNGSTREUHAND GMBH	GERMANY
CNPJ 03.516.449/0001	MACQUARIE BRASIL PARTICIPACOES LTDA	BRAZIL
083 822 404	MACQUARIE BUSINESS BROKING SERVICES PTY LTD	AUSTRALIA
423532-2	MACQUARIE CANADA HOLDINGS LTD	CANADA
4265301	MACQUARIE CANADIAN INFRASTRUCTURE MANAGEMENT LIMITED	CANADA
6489800	MACQUARIE CANADIAN INVESTMENT HOLDINGS LTD.	CANADA
605377-7	MACQUARIE CAPITAL (CANADA) LTD	CANADA
	MACQUARIE CAPITAL (JAPAN) LIMITED	JAPAN
352816	MACQUARIE CAPITAL (NZ) LIMITED	NEW ZEALAND
105 777 704	MACQUARIE CAPITAL ALLIANCE MANAGEMENT LIMITED	AUSTRALIA
88464	MACQUARIE CAPITAL FUNDING (GP) LIMITED	JERSEY
110 605 724	MACQUARIE CAPITAL FUNDING (LP) PTY LIMITED	AUSTRALIA
	MACQUARIE CAPITAL FUNDING L.P.	UNITED KINGDOM

AUSCONO	COMPANY NAME	JURISDICTION
FN 215363K	MACQUARIE CAPITAL GMBH	AUSTRIA
	MACQUARIE CAPITAL KOREA CO LTD	KOREA
04242665	MACQUARIE CAPITAL LIMITED	ENGLAND/WALES
006 938 825	MACQUARIE CAPITAL MARKETS NOMINEES PTY LIMITED	AUSTRALIA
67952 C1/GBL	MACQUARIE CAPITAL MAURITIUS LIMITED	MAURITIUS
169009	MACQUARIE CAYMAN HOLDINGS 2 CO	CAYMAN ISLANDS
168347	MACQUARIE CAYMAN HOLDINGS CO	CAYMAN ISLANDS
124 022 126	MACQUARIE CHEONGNA INVESTMENT PTY LTD	AUSTRALIA
097 868 687	MACQUARIE CLO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
065 178 618	MACQUARIE CLO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
006 198 910	MACQUARIE COMMERCIAL LEASING VIC PTY. LIMITED	AUSTRALIA
05259474	MACQUARIE COMMODITIES (UK) LIMITED	ENGLAND/WALES
05259503	MACQUARIE COMMODITIES FINANCE (UK) LIMITED	ENGLAND/WALES
	MACQUARIE COMMODITIES FUND LTD	BERMUDA
066 047 738	MACQUARIE COMMUNICATIONS INFRASTRUCTURE MANAGEMENT LIMITED	AUSTRALIA
111 117 465	MACQUARIE COMMUNITY PARTNERSHIPS LIMITED	AUSTRALIA
096 629 471	MACQUARIE CONCEPT BLUE PTY LTD	AUSTRALIA
664379-5	MACQUARIE COOK ENERGY CANADA LTD	CANADA
664382-5	MACQUARIE COOK ENERGY HOLDINGS CANADA LTD	CANADA
93-1043421	MACQUARIE COOK ENERGY, LLC	UNITED STATES
	MACQUARIE COOK POWER INC	UNITED STATES
2569853	MACQUARIE CORIOLIS HOLDINGS INC	UNITED STATES
	MACQUARIE CORONA ENERGY HOLDINGS LIMITED	UNITED KINGDOM
911031568	MACQUARIE CORPORATE FINANCE (USA) INC	UNITED STATES
123 199 548	MACQUARIE CORPORATE FINANCE AUSTRALIA LIMITED	AUSTRALIA
008 606 862	MACQUARIE CORPORATE FINANCE HOLDINGS PTY LTD	AUSTRALIA
008 595 426	MACQUARIE CORPORATE FINANCE LIMITED	AUSTRALIA
20-1536178	MACQUARIE COTTON INTERNATIONAL INC	UNITED STATES
069 709 488	MACQUARIE COUNTRYWIDE MANAGEMENT LIMITED	AUSTRALIA
075 067 631	MACQUARIE DEBF PTY LIMITED	AUSTRALIA
29318190	MACQUARIE DENMARK LIMITED A/S	DENMARK
008 596 950	MACQUARIE DEPOSITS PTY. LIMITED	AUSTRALIA
102 607 616	MACQUARIE DEVELOPMENT CAPITAL II PTY LIMITED	AUSTRALIA
082 018 399	MACQUARIE DEVELOPMENT CAPITAL PTY LIMITED	AUSTRALIA
091 938 515	MACQUARIE DEVELOPMENT DIRECTION PTY LIMITED	AUSTRALIA
115 402 349	MACQUARIE DIGITAL PTY LIMITED	AUSTRALIA
084 828 473	MACQUARIE DIRECT INVESTMENT A LIMITED	AUSTRALIA
084 828 437	MACQUARIE DIRECT INVESTMENT B LIMITED	AUSTRALIA
008 607 083	MACQUARIE DIRECT INVESTMENT LIMITED	AUSTRALIA
073 623 784	MACQUARIE DIRECT PROPERTY MANAGEMENT LIMITED	AUSTRALIA
085 795 651	MACQUARIE DISTRIBUTION PTY LIMITED	AUSTRALIA
	MACQUARIE DISTRICT ENERGY MANAGEMENT INC	UNITED STATES
114 099 785	MACQUARIE DIVERSIFIED ASSET ADVISORY PTY LIMITED	AUSTRALIA
096 211 424	MACQUARIE DIVERSIFIED INVESTMENT SERVICES PTY LIMITED	AUSTRALIA
098 127 578	MACQUARIE DIVERSIFIED INVESTMENTS NO 2 PTY LTD	AUSTRALIA
098 127 569	MACQUARIE DIVERSIFIED INVESTMENTS NO 3 PTY LTD	AUSTRALIA
094 464 366	MACQUARIE DIVERSIFIED PORTFOLIO INVESTMENTS PTY LIMITED	AUSTRALIA
125 574 389	MACQUARIE DYNAMIC MANAGEMENT (DHOAU) PTY LIMITED	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (EBB3) LLC	UNITED STATES
113 054 569	MACQUARIE DYNAMIC MANAGEMENT (EBB3) PTY LTD	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (USA) INC	UNITED STATES
106 197 488	MACQUARIE DYNAMIC MANAGEMENT PTY LIMITED	AUSTRALIA
2304923	MACQUARIE ELECTRONICS CONSULTING INC	UNITED STATES

AUSCONO	COMPANY NAME	JURISDICTION
363606	MACQUARIE ELECTRONICS LIMITED	IRELAND
363603	MACQUARIE ELECTRONICS REMARKETING LIMITED	IRELAND
1976834	MACQUARIE ELECTRONICS USA INC	UNITED STATES
MC-177879	MACQUARIE EMERGING MARKETS FINANCE LIMITED	CAYMAN ISLANDS
664374-4	MACQUARIE ENERGY HOLDINGS CANADA LTD	CANADA
122 300 592	MACQUARIE ENERGY HOLDINGS PTY LTD	AUSTRALIA
20-3690485	MACQUARIE ENERGY NORTH AMERICA FINANCE INC.	UNITED STATES
20-3690322	MACQUARIE ENERGY NORTH AMERICA TRADING INC.	UNITED STATES
067 299 923	MACQUARIE EQUIPMENT FINANCE PTY LTD	AUSTRALIA
112 079 268	MACQUARIE EQUIPMENT RENTALS PTY LIMITED	AUSTRALIA
485394	MACQUARIE EQUITIES (ASIA) LIMITED	HONG KONG
063 906 392	MACQUARIE EQUITIES (US) HOLDINGS PTY. LIMITED	AUSTRALIA
	MACQUARIE EQUITIES BRASIL ADMINISTRACAO DE FUNDOS E PARTICIPACAO LTDA	BRAZIL
WN 1114216	MACQUARIE EQUITIES CUSTODIANS LIMITED	NEW ZEALAND
002 574 923	MACQUARIE EQUITIES LIMITED	AUSTRALIA
WN/1007606	MACQUARIE EQUITIES NEW ZEALAND LIMITED	NEW ZEALAND
200408424K	MACQUARIE EQUITIES SERVICES SINGAPORE PTE. LTD.	SINGAPORE
001 374 572	MACQUARIE EQUITY CAPITAL MARKETS LIMITED	AUSTRALIA
	MACQUARIE ESCALATOR 2005-2 (COMMODITIES INDEX) LP	AUSTRALIA
	MACQUARIE ESCALATOR 2005-2 (EQUITIES INDEX) LP	AUSTRALIA
3704031	MACQUARIE EUROPE LIMITED	ENGLAND/WALES
114 801 464	MACQUARIE EUROPEAN FINANCIAL INVESTMENTS PTY LTD	AUSTRALIA
078 771 123	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED	AUSTRALIA
6146573	MACQUARIE EUROPEAN INVESTMENT HOLDINGS LIMITED	UNITED KINGDOM
116 582 524	MACQUARIE FARM ASSETS AND RESOURCES MANAGEMENT LIMITED	AUSTRALIA
086 587 635	MACQUARIE FILMED INVESTMENTS PTY LTD	AUSTRALIA
1065067	MACQUARIE FINANCE (NZ) LIMITED	NEW ZEALAND
2984757	MACQUARIE FINANCE (UK) LIMITED	ENGLAND/WALES
20-5871391	MACQUARIE FINANCE (USA) INC	UNITED STATES
4259156	MACQUARIE FINANCE AMERICAS INC	UNITED STATES
118 817 440	MACQUARIE FINANCE HOLDINGS LIMITED	AUSTRALIA
001 214 964	MACQUARIE FINANCE LIMITED	AUSTRALIA
	MACQUARIE FINANCE TRUST	SOUTH AFRICA
5645686	MACQUARIE FINANCIAL INFRASTRUCTURE ALLIANCE LIMITED	UNITED KINGDOM
155 537	MACQUARIE FINANCIAL INFRASTRUCTURE FUND	CAYMAN ISLANDS
422814-6	MACQUARIE FINANCIAL LTD	CANADA
095 135 694	MACQUARIE FINANCIAL PRODUCTS MANAGEMENT LIMITED	AUSTRALIA
008 606 764	MACQUARIE FIRST AVIATION LEASING PTY. LIMITED	AUSTRALIA
069 344 154	MACQUARIE FLEET LEASING PTY LIMITED	AUSTRALIA
093 752 946	MACQUARIE FORESTRY SERVICES PTY LIMITED	AUSTRALIA
113 113 214	MACQUARIE FORTRESS INVESTMENTS LIMITED	AUSTRALIA
008 607 047	MACQUARIE FOURTEENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
110 356 968	MACQUARIE FP FUNDING PTY LIMITED	AUSTRALIA
2005B04004	MACQUARIE FRANCE SARL	FRANCE
43-2062900	MACQUARIE FUND ADVISER, LLC	UNITED STATES
	MACQUARIE FUNDING HOLDINGS INC	UNITED STATES
6581935	MACQUARIE FUNDING INC	CANADA
LP00000352	MACQUARIE FUNDING LIMITED PARTNERSHIP	AUSTRALIA
20-3783039	MACQUARIE FUNDS MANAGEMENT (USA) INC.	UNITED STATES
093 177 407	MACQUARIE FUNDS MANAGEMENT HOLDINGS PTY LIMITED	AUSTRALIA
724745	MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED	HONG KONG
006 880 217	MACQUARIE FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
	MACQUARIE FUNDS MANAGEMENT SPC	CAYMAN ISLANDS

AUSCONO	COMPANY NAME	JURISDICTION
170	MACQUARIE FUTURES & OPTIONS (HONG KONG) LIMITED	HONG KONG
111631	MACQUARIE FUTURES (ASIA) LIMITED	HONG KONG
	MACQUARIE FUTURES USA INC	UNITED STATES
084 388 947	MACQUARIE GLOBAL DEBT INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
075 176 779	MACQUARIE GLOBAL DEBT INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
	MACQUARIE GLOBAL FINANCE SERVICES (MAURITIUS) LIMITED	*MAURITIUS*
5259497	MACQUARIE GLOBAL INVESTMENTS (UK) LIMITED	UNITED KINGDOM
110 930 964	MACQUARIE GLOBAL PROPERTY FUNDS LIMITED	AUSTRALIA
168982	MACQUARIE GLOBAL SERVICES PRIVATE LIMITED	INDIA
5622726	MACQUARIE GLOBAL UTILITY INVESTMENTS GP LIMITED	ENGLAND/WALES
5488013	MACQUARIE GP LIMITED	ENGLAND/WALES
5718600	MACQUARIE GP2 LIMITED	UNITED KINGDOM
124 071 389	MACQUARIE GROUP (US) HOLDINGS NO.1 PTY LTD	AUSTRALIA
200412291W	MACQUARIE GROUP HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
122 169 340	MACQUARIE GROUP HOLDINGS LIMITED	AUSTRALIA
124 071 405	*MACQUARIE GROUP HOLDINGS NO.1 LTD*	*AUSTRALIA*
124 071 398	MACQUARIE GROUP HOLDINGS NO.2 LTD	AUSTRALIA
124 071 478	MACQUARIE GROUP HOLDINGS NO.3 PTY LTD	AUSTRALIA
123 199 253	MACQUARIE GROUP INTERNATIONAL HOLDINGS PTY LIMITED	AUSTRALIA
122 169 279	MACQUARIE GROUP LIMITED	AUSTRALIA
245979	MACQUARIE GROUP NEW ZEALAND LIMITED	NEW ZEALAND
116 467 031	MACQUARIE GROUP SERVICES AUSTRALIA PTY LTD	AUSTRALIA
599031	MACQUARIE HALLWAY PROPERTY LIMITED	BRITISH VIRGIN ISLANDS
	MACQUARIE HARBOURSIDE ASSET MANAGEMENT LIMITED	CAYMAN ISLANDS
112 058 072	MACQUARIE HEALTH AND RETIREMENT PTY LIMITED	AUSTRALIA
100 509 975	MACQUARIE HEALTH HOLDINGS PTY LTD	AUSTRALIA
200703280D	MACQUARIE HOLDINGS (SINGAPORE) PTE. LTD	SINGAPORE
2428034/8809391	MACQUARIE HOLDINGS (U.S.A.) INC	UNITED STATES
116 381 634	MACQUARIE HORTICULTURAL SERVICES PTY LIMITED	AUSTRALIA
262381	MACQUARIE I.T. (NZ) LIMITED	NEW ZEALAND
421022	MACQUARIE IH IRELAND LIMITED	IRELAND
	MACQUARIE IMM INVESTMENT MANAGEMENT CO LIMITED	KOREA
991311787/3075842	MACQUARIE INC	UNITED STATES
116 548 880	MACQUARIE INCOME INVESTMENTS LIMITED	AUSTRALIA
11-90696	MACQUARIE INDIA ADVISORY SERVICES PRIVATE LIMITED	INDIA
58341	MACQUARIE INDIAN AIRPORTS ONE LIMITED	MAURITIUS
58340	MACQUARIE INDIAN AIRPORTS TWO LIMITED	MAURITIUS
071 501 918	MACQUARIE INDONESIA HOLDINGS PTY LIMITED	AUSTRALIA
077 595 012	MACQUARIE INFRASTRUCTURE DEBT MANAGEMENT LIMITED	AUSTRALIA
074 311 390	MACQUARIE INFRASTRUCTURE FUNDS MANAGEMENT LIMITED	AUSTRALIA
5755862	MACQUARIE INFRASTRUCTURE GP LIMITED	ENGLAND/WALES
170.3.028.960-5	MACQUARIE INFRASTRUCTURE HOLDINGS AG	SWITZERLAND
072 609 271	MACQUARIE INFRASTRUCTURE INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
072 652 736	MACQUARIE INFRASTRUCTURE LIMITED	AUSTRALIA
112 772 871	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED	AUSTRALIA
06823M	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED - SINGAPORE BRANCH	SINGAPORE
3707788	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC	UNITED STATES
072 677 993	MACQUARIE INFRASTRUCTURE NO.2 LIMITED	AUSTRALIA
4339673	MACQUARIE INFRASTRUCTURE PARTNERS CANADA GP LTD	CANADA
20-4166306	MACQUARIE INFRASTRUCTURE PARTNERS INC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PARTNERS U.S GP LLC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PRIVATE TRUSTEE COMPANY LIMITED	BERMUDA

AUSCONO	COMPANY NAME	JURISDICTION
	MACQUARIE INFRASTRUKTUR MANAGEMENT GMBH	GERMANY
200505701K	MACQUARIE INSURANCE (SINGAPORE) PTE. LTD.	SINGAPORE
117787C	MACQUARIE INTERNATIONAL ADVISORY LIMITED	ISLE OF MAN
502151	MACQUARIE INTERNATIONAL CAPITAL MARKETS LIMITED	HONG KONG
092 985 263	MACQUARIE INTERNATIONAL FINANCE LIMITED	AUSTRALIA
4125302	MACQUARIE INTERNATIONAL HOLDINGS LIMITED	ENGLAND/WALES
108 590 996	MACQUARIE INTERNATIONAL INVESTMENTS PTY LIMITED	AUSTRALIA
01802574	MACQUARIE INTERNATIONAL LIMITED	ENGLAND/WALES
169002	MACQUARIE INTERNATIONAL NEW YORK PARKING CO	CAYMAN ISLANDS
078 980 668	MACQUARIE INTERNATIONAL PROPERTY SERVICES PTY. LIMITED	AUSTRALIA
169050	MACQUARIE INTERNATIONAL SC INVESTMENTS CO	CAYMAN ISLANDS
	MACQUARIE INTERNATIONAL SMALL CAP ROADS CO	CAYMAN ISLANDS
2579363	MACQUARIE INTERNATIONALE HOLDINGS LIMITED	ENGLAND/WALES
4957256	MACQUARIE INTERNATIONALE INVESTMENTS LIMITED	ENGLAND/WALES
36631	MACQUARIE INVESTMENT (HONG KONG) LIMITED	HONG KONG
0785179	MACQUARIE INVESTMENT ADVISORY (BEIJING) CO LTD	CHINA
122 939 600	MACQUARIE INVESTMENT HOLDINGS LIMITED	AUSTRALIA
112 017 919	MACQUARIE INVESTMENT HOLDINGS NO.2 PTY LIMITED	AUSTRALIA
WN 1114216	MACQUARIE INVESTMENT MANAGEMENT (NZ) LIMITED	NEW ZEALAND
3976881	MACQUARIE INVESTMENT MANAGEMENT (UK) LIMITED	UNITED KINGDOM
002 867 003	MACQUARIE INVESTMENT MANAGEMENT LTD	AUSTRALIA
071 745 401	MACQUARIE INVESTMENT SERVICES LIMITED	AUSTRALIA
WK-133809	MACQUARIE INVESTMENTS (SINGAPORE) LIMITED	CAYMAN ISLANDS
4104671	MACQUARIE INVESTMENTS (UK) LIMITED	ENGLAND/WALES
20-5871327	MACQUARIE INVESTMENTS (USA) INC	UNITED STATES
5582630	MACQUARIE INVESTMENTS 1 LIMITED	ENGLAND/WALES
5708696	MACQUARIE INVESTMENTS 2 LIMITED	ENGLAND/WALES
069 416 977	MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED	AUSTRALIA
74953	MACQUARIE INVESTMENTS DEUTSCHLAND GMBH	GERMANY
	MACQUARIE INVESTMENTS LLC	UNITED STATES
119 211 433	MACQUARIE INVESTORS PTY LTD	AUSTRALIA
459515-H	MACQUARIE IT SDN BHD	KUALA LUMPUR
107 147 222	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED	AUSTRALIA
107 147 186	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED	AUSTRALIA
117 560 282	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED	AUSTRALIA
0199-03-012590	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED (JAPAN BRANCH)	JAPAN
117 560 415	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED	AUSTRALIA
0199-03-012591	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED (JAPAN BRANCH)	JAPAN
	MACQUARIE JAPAN PROPERTY TRUST	AUSTRALIA
119 106 053	MACQUARIE JAQUES PTY LIMITED	AUSTRALIA
110 990 184	MACQUARIE JIN LIN PTY LIMITED	AUSTRALIA
122 774 289	MACQUARIE KEMBLE WATER HOLDINGS PTY LTD	AUSTRALIA
104-81-53531	MACQUARIE KOREA CO. LTD	KOREA
104-81-95716	MACQUARIE KOREA OPPORTUNITIES MANAGEMENT, INC.	KOREA
5487970	MACQUARIE KOREAN INVESTMENT HOLDINGS LIMITED	ENGLAND/WALES
001156	MACQUARIE LEASING (CHINA) CO LIMITED	CHINA
243880	MACQUARIE LEASING (NZ) LIMITED	NEW ZEALAND
2997799	MACQUARIE LEASING (UK) LIMITED	ENGLAND/WALES
05867292	MACQUARIE LEASING LIMITED	UNITED KINGDOM
002 675 032	MACQUARIE LEASING NSW PTY. LIMITED	AUSTRALIA
002 674 982	MACQUARIE LEASING PTY. LIMITED	AUSTRALIA
010 529 638	MACQUARIE LEASING QLD PTY. LIMITED	AUSTRALIA
105 453 834	MACQUARIE LEISURE DEVELOPMENTS LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
079 630 676	MACQUARIE LEISURE MANAGEMENT LIMITED	AUSTRALIA
002 574 914	MACQUARIE LEISURE SERVICES PTY LIMITED	AUSTRALIA
206 344	MACQUARIE LENDING NZ LIMITED	NEW ZEALAND
003 963 773	MACQUARIE LIFE LIMITED	AUSTRALIA
122 572 641	MACQUARIE LIVESTOCK COMPANY LIMITED	AUSTRALIA
564 589 8	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS 2 LIMITED	UNITED KINGDOM
5582620	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS LIMITED	ENGLAND/WALES
5582628	MACQUARIE LONDON EXCHANGE INVESTMENTS LIMITED	ENGLAND/WALES
20-5426915	MACQUARIE LONGVIEW ACQUISITIONS LLC	UNITED STATES
4986957	MACQUARIE LONGVIEW HOLDINGS INC	UNITED STATES
20-5426915	MACQUARIE LONGVIEW MIDSTREAM LLC	UNITED STATES
20-5426915	MACQUARIE LONGVIEW UPSTREAM LLC	UNITED STATES
114 174 168	MACQUARIE LP FINANCE COMPANY PTY LIMITED	AUSTRALIA
	MACQUARIE LUXEMBOURG INVESTMENT SARL	LUXEMBOURG
115 036 470	MACQUARIE MANAGED INVESTMENTS LIMITED	AUSTRALIA
116 208 354	MACQUARIE MANAGEMENT COMPANY (ISF) 3 LIMITED	AUSTRALIA
51142 C1/GBL	MACQUARIE MAURITIUS INVESTMENTS LIMITED	MAURITIUS
116 007 740	MACQUARIE MCO HOLDINGS PTY LIMITED	AUSTRALIA
3720443	MACQUARIE MDT HOLDINGS INC	UNITED STATES
108 538 218	MACQUARIE MEDIA FUND MANAGEMENT LIMITED	AUSTRALIA
115 524 019	MACQUARIE MEDIA MANAGEMENT LIMITED	AUSTRALIA
639997-5	MACQUARIE METALS AND ENERGY CAPITAL (CANADA) LTD.	CANADA
4921203	MACQUARIE METERS 1 (UK) LIMITED	ENGLAND/WALES
4920378	MACQUARIE METERS 2 (UK) LIMITED	ENGLAND/WALES
095 180 564	MACQUARIE MIDDLE EAST HOLDINGS PTY LIMITED	AUSTRALIA
115 524 028	MACQUARIE MIDDLE EAST MANAGEMENT LIMITED	AUSTRALIA
112 748 599	MACQUARIE MIDDLE EAST REAL ESTATE CAPITAL HOLDINGS PTY LTD	AUSTRALIA
51-0566317	MACQUARIE MISSISSIPPI GAS INC.	UNITED STATES
117 033 431	MACQUARIE MOORE STREET PTY LIMITED	AUSTRALIA
120 070 788	MACQUARIE MORTGAGES CANADA HOLDINGS PTY LIMITED	AUSTRALIA
057 760 175	MACQUARIE MORTGAGES PTY LIMITED	AUSTRALIA
010473862/3438695	MACQUARIE MORTGAGES USA INC	UNITED STATES
009 636 257	MACQUARIE N.T. LEASING PTY. LIMITED	AUSTRALIA
200404077D	MACQUARIE NE HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
20-3669351	MACQUARIE NEW YORK PARKING INC.	UNITED STATES
334868	MACQUARIE NEW ZEALAND LIMITED	NEW ZEALAND
123 851 436	MACQUARIE NOOSA PTY LTD	AUSTRALIA
418159-0	MACQUARIE NORTH AMERICA HOLDINGS LTD	CANADA
348101-8	MACQUARIE NORTH AMERICA LTD.	CANADA
393998-7	MACQUARIE NORTH AMERICA SECURITIES LTD	CANADA
107 464 620	MACQUARIE NOTE INVESTMENTS PTY LIMITED	AUSTRALIA
008 595 711	MACQUARIE NZ HOLDINGS PTY LIMITED	AUSTRALIA
117 033 637	MACQUARIE OFFICE COLLINS STREET PTY LIMITED	AUSTRALIA
006 765 206	MACQUARIE OFFICE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE OFFICE TRS SERVICES INC	UNITED STATES
	MACQUARIE ONE LIMITED	UNITED ARAB EMIRATES
002 934 705	MACQUARIE OPTIONS PTY. LIMITED	AUSTRALIA
108 538 003	MACQUARIE PARKING INFRASTRUCTURE PTY LIMITED	AUSTRALIA
111 494 172	MACQUARIE PARTNERSHIP FINANCE CO PTY LIMITED	AUSTRALIA
107 464 264	MACQUARIE PARTNERSHIP INVESTMENT HOLDINGS PTY LIMITED	AUSTRALIA
122 169 368	MACQUARIE PASTORAL MANAGEMENT LTD	AUSTRALIA
122 169 304	MACQUARIE PASTORAL SERVICES LTD	AUSTRALIA
115 251 619	MACQUARIE PAYMENTS INFRASTRUCTURE HOLDINGS PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
6221084	MACQUARIE PETERBOROUGH HOSPITAL LIMITED	UNITED KINGDOM
091 666 929	MACQUARIE PHOTONICS PTY LIMITED	AUSTRALIA
093 919 727	MACQUARIE PIB MANAGEMENT PTY LIMITED	AUSTRALIA
107 464 586	MACQUARIE PORTFOLIO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
107 464 540	MACQUARIE PORTFOLIO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
078 271 226	MACQUARIE PORTFOLIO SERVICES PTY LIMITED	AUSTRALIA
4084305	MACQUARIE PORTS INC	UNITED STATES
423531-2	MACQUARIE POWER MANAGEMENT LTD	CANADA
200703284G	MACQUARIE PRINCIPAL (SINGAPORE) PTE. LTD	SINGAPORE
112 561 501	MACQUARIE PRINCIPAL PTY LIMITED	AUSTRALIA
082 038 328	MACQUARIE PRISM PTY LIMITED	AUSTRALIA
116 782 006	MACQUARIE PRIVATE CAPITAL MANAGEMENT LIMITED	AUSTRALIA
WN1 144 511	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT (NZ) PTY LIMITED	NEW ZEALAND
089 987 388	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
074 453 393	MACQUARIE PROJECT FINANCE PTY LIMITED	AUSTRALIA
0199-01-089825	MACQUARIE PROPERTIES JAPAN LIMITED KK	JAPAN
064 904 169	MACQUARIE PROPERTY (OBU) PTY LIMITED	AUSTRALIA
104-81-74725	MACQUARIE PROPERTY ADVISORS KOREA LTD.	KOREA
008 606 826	MACQUARIE PROPERTY CHINA PTY LIMITED	AUSTRALIA
077 727 318	MACQUARIE PROPERTY DEVELOPMENT FINANCE PTY LIMITED	AUSTRALIA
AK 840307	MACQUARIE PROPERTY FINANCE LIMITED	NEW ZEALAND
076 560 917	MACQUARIE PROPERTY FINANCE MANAGEMENT PTY LIMITED	AUSTRALIA
109 837 783	MACQUARIE PROPERTY FUNDS LIMITED	AUSTRALIA
065 678 982	MACQUARIE PROPERTY INTERNATIONAL PTY LIMITED	AUSTRALIA
105 453 736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 LIMITED	AUSTRALIA
120 957 333	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 5 LIMITED	AUSTRALIA
120 957 360	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 6 LIMITED	AUSTRALIA
088 772 203	MACQUARIE PROPERTY INVESTMENT MANAGEMENT HOLDINGS LIMITED	AUSTRALIA
124 282 364	MACQUARIE PUZZLE NO.1 PTY LIMITED	AUSTRALIA
124 282 319	MACQUARIE PUZZLE NO.2 PTY LIMITED	AUSTRALIA
124 683 218	MACQUARIE PUZZLE NO.3 PTY LIMITED	AUSTRALIA
124 683 174	MACQUARIE PUZZLE NO.4 PTY LIMITED	AUSTRALIA
124 683 147	MACQUARIE PUZZLE NO.5 PTY LIMITED	AUSTRALIA
124 683 110	MACQUARIE PUZZLE NO.6 PTY LIMITED	AUSTRALIA
113 621 024	MACQUARIE QUEEN STREET PTY LIMITED	AUSTRALIA
20-3609362	MACQUARIE RAIL INC.	UNITED STATES
6474756	MACQUARIE RAIL LIMITED	CANADA
115 220 123	MACQUARIE READING PTY LIMITED	AUSTRALIA
623285	MACQUARIE REAL ESTATE ASIA LIMITED	HONG KONG
095 916 068	MACQUARIE REAL ESTATE ASIA NOMINEES PTY LIMITED	AUSTRALIA
5778777	MACQUARIE REAL ESTATE EUROPE LIMITED	ENGLAND/WALES
1259575	MACQUARIE REAL ESTATE FINANCE CONSULTING INC	UNITED STATES
22-3845767	MACQUARIE REAL ESTATE FINANCE INC	UNITED STATES
20-5331405	MACQUARIE REAL ESTATE HOLDINGS INC	UNITED STATES
981422025-2920528	MACQUARIE REAL ESTATE INC	UNITED STATES
114 016 370	MACQUARIE REAL ESTATE INVESTMENTS PTY LIMITED	AUSTRALIA
058 056 616	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (ACT) PTY LIMITED	AUSTRALIA
003 420 460	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (NSW) PTY. LIMITED	AUSTRALIA
010 795 794	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (QLD) PTY LIMITED	AUSTRALIA
123 021 812	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (SA) PTY LIMITED	AUSTRALIA
123 021 938	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (TAS) PTY LIMITED	AUSTRALIA
005 996 725	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (VIC) PTY LIMITED	AUSTRALIA
079 672 450	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (WA) PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
119 898 038	MACQUARIE REAL ESTATE MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
200509669E	MACQUARIE REAL ESTATE SINGAPORE PTE LIMITED	SINGAPORE
20-8745572	MACQUARIE REAL ESTATE TELECOM HOLDINGS LLC	UNITED STATES
102 368 052	MACQUARIE REALTY SERVICES AUSTRALIA PTY LIMITED	AUSTRALIA
4535338	MACQUARIE REGIONAL SHAREHOLDINGS (UK) LIMITED	ENGLAND/WALES
112 147 350	MACQUARIE RENEWABLES HOLDINGS PTY LIMITED	AUSTRALIA
112 588 864	MACQUARIE RENEWABLES MANAGEMENT LIMITED	AUSTRALIA
125 098 339	*MACQUARIE RESIDENTIAL (STATE) MANAGEMENT PTY LTD*	AUSTRALIA
125 098 179	MACQUARIE RESIDENTIAL MANAGEMENT PTY LTD	AUSTRALIA
	MACQUARIE RESOURCE CAPITAL CANADA LTD	CANADA
37450	MACQUARIE RG INVESTMENTS LIMITED	BERMUDA
006 219 852	MACQUARIE RISK ADVISORY SERVICES LIMITED	AUSTRALIA
003 898 413	MACQUARIE RISK MANAGEMENT ADVISORY PTY LIMITED	AUSTRALIA
119 105 896	MACQUARIE ROBINSONS PTY LIMITED	AUSTRALIA
121 066 493	MACQUARIE RPD HOLDINGS PTY LTD	AUSTRALIA
20-4438523	MACQUARIE SC INVESTMENTS INC	UNITED STATES
063 267 032	MACQUARIE SCIENCE HOLDINGS PTY LIMITED	AUSTRALIA
199704430K	MACQUARIE SECURITIES (ASIA) PTE LIMITED	SINGAPORE
002 832 126	MACQUARIE SECURITIES (AUSTRALIA) LIMITED	AUSTRALIA
416160-3	MACQUARIE SECURITIES (CANADA) LTD	CANADA
11-89592	MACQUARIE SECURITIES (INDIA) PRIVATE LIMITED	INDIA
MC - 134609	MACQUARIE SECURITIES (JAPAN) LIMITED	CAYMAN ISLANDS
15164/2070	MACQUARIE SECURITIES (MAURITIUS) LIMITED	MAURITIUS
1748511	MACQUARIE SECURITIES (NEW ZEALAND) LIMITED	NEW ZEALAND
180496	MACQUARIE SECURITIES (PHILIPPINES) INC	PHILIPPINES
198702912C	MACQUARIE SECURITIES (SINGAPORE) PTE LIMITED	SINGAPORE
2382080/8809385	MACQUARIE SECURITIES (USA) INC	UNITED STATES
104-81-99444	MACQUARIE SECURITIES KOREA LIMITED	KOREA
135973	MACQUARIE SECURITIES LIMITED	HONG KONG
003 435 443	MACQUARIE SECURITIES MANAGEMENT PTY LIMITED	AUSTRALIA
2006/023546/07	MACQUARIE SECURITIES SOUTH AFRICA LIMITED	SOUTH AFRICA
641342	MACQUARIE SECURITISATION (HONG KONG) LIMITED	HONG KONG
075 289 002	MACQUARIE SECURITISATION (OBU) PTY LIMITED	AUSTRALIA
003 297 336	MACQUARIE SECURITISATION LIMITED	AUSTRALIA
20- 1702053	MACQUARIE SECURITIZATION USA LLC	UNITED STATES
496224	MACQUARIE SERVICES (HONG KONG) LIMITED	HONG KONG
200513362E	MACQUARIE SERVICES SINGAPORE PTE LIMITED	SINGAPORE
125 336 101	MACQUARIE SHENTON PTY LIMITED	AUSTRALIA
096 705 341	MACQUARIE SOUTH KINGSCLIFF PTY LIMITED	AUSTRALIA
B84472539	MACQUARIE SPAIN S.L.	SPAIN
	MACQUARIE SPECIALISED ASSET MANAGEMENT (BERMUDA) LIMITED	BERMUDA
075 295 608	MACQUARIE SPECIALISED ASSET MANAGEMENT 2 LIMITED	AUSTRALIA
087 382 965	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED	AUSTRALIA
418161-1	MACQUARIE SPECIALIZED FINANCING LTD	CANADA
065 747 417	MACQUARIE STRUCTURED PRODUCTS (INTERNATIONAL) LIMITED	AUSTRALIA
583316	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED	BRITISH VIRGIN ISLANDS
008 607 074	MACQUARIE STRUCTURED PRODUCTS AUSTRALIA LIMITED	AUSTRALIA
008 607 038	MACQUARIE SWAN STREET PTY LIMITED	AUSTRALIA
092 034 403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD	AUSTRALIA
092 034 485	MACQUARIE SYNDICATE NOMINEE PTY LTD	AUSTRALIA
069 344 289	MACQUARIE SYNDICATION (NO. 22) PTY. LIMITED	AUSTRALIA
069 344 387	MACQUARIE SYNDICATION (NO. 23) PTY. LIMITED	AUSTRALIA
082 060 879	MACQUARIE SYNDICATION (NO. 7) PTY. LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
065 309 033	MACQUARIE SYNDICATION (NO.12) PTY LIMITED	AUSTRALIA
392769-T	MACQUARIE TECHNOLOGIES (M) SDN BHD	KUALA LUMPUR
421234	MACQUARIE TECHNOLOGY FINANCE LIMITED	IRELAND
124 335 593	MACQUARIE TECHNOLOGY FINANCE PTY LIMITED	AUSTRALIA
	MACQUARIE TECHNOLOGY HOLDINGS (MALTA) LIMITED	MALTA
080 218 846	MACQUARIE TECHNOLOGY INVESTMENTS LIMITED	AUSTRALIA
009 641 196	MACQUARIE TECHNOLOGY SERVICES PTY LTD	AUSTRALIA
080 472 751	MACQUARIE TECHNOLOGY VENTURES PTY LTD	AUSTRALIA
100 708 254	MACQUARIE TELECOMMUNICATIONS HOLDINGS PTY LTD	AUSTRALIA
008 606 782	MACQUARIE THIRTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 906	MACQUARIE THIRTY-THIRD AVIATION LEASING PTY. LIMITED	AUSTRALIA
009 642 933	MACQUARIE TOURISM & LEISURE PTY LIMITED	AUSTRALIA
	MACQUARIE TRADING SERVICES INC	UNITED STATES
1868243	MACQUARIE TREASURY FINANCE (NZ) LIMITED	NEW ZEALAND
	MACQUARIE TREASURY MANAGEMENT LTD.	BERMUDA
232767	MACQUARIE TREUVERMOEGEN GMBH	GERMANY
008 607 029	MACQUARIE TWELFTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 607 109	MACQUARIE TWENTIETH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 853	MACQUARIE TWENTY-EIGHTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 844	MACQUARIE TWENTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
115 219 988	MACQUARIE UK PROPERTY MANAGEMENT PTY LIMITED	AUSTRALIA
261723	MACQUARIE VEHICLES (NZ) LIMITED	NEW ZEALAND
HRB 56359	MACQUARIE VERWALTUNGS GMBH	GERMANY
168966	MACQUARIE WEALTH MANAGEMENT (INDIA) PRIVATE LIMITED	INDIA
117 212 763	MACT FRANCHISE PTY LIMITED	AUSTRALIA
116 209 057	MACT HOLDING COMPANY PTY LIMITED	AUSTRALIA
116 208 603	MACT NETWORK PTY LIMITED	AUSTRALIA
120 032 822	MACT RENTAL PTY LIMITED	AUSTRALIA
117 033 226	MACV NO. 1 PTY LIMITED	AUSTRALIA
006 010 500	MAIL HOLDINGS PTY LIMITED	AUSTRALIA
090 975 456	MARGIN LENDING NOMINEES PTY LIMITED	AUSTRALIA
102 964 312	MASL NO. 2 PTY LIMITED	AUSTRALIA
44918	MAYVEN INTERNATIONAL LIMITED	ENGLAND/WALES
5842104	MAYVEN UK PLC	UNITED KINGDOM
006 607 092	MBL REALTY INVESTMENT MANAGEMENT PTY. LIMITED	AUSTRALIA
001 330 132	MBL RIVER LINKS PTY LIMITED	AUSTRALIA
363941	MC CAPITAL GROUP	IRELAND
069 343 693	MC CAPITAL HOLDINGS NO.1 PTY LIMITED	AUSTRALIA
069 343 791	MC CAPITAL HOLDINGS NO.2 PTY LIMITED	AUSTRALIA
078 223 382	MCF LEASING PTY LIMITED	AUSTRALIA
SC280388	MEIF (SCOTLAND) GP LIMITED	SCOTLAND
4866246	MEIF (UK) LIMITED	ENGLAND/WALES
006 238 482	MEMNON PTY. LIMITED	AUSTRALIA
007 226 306	MENDLESHAM CORPORATION PTY. LIMITED	AUSTRALIA
084 781 555	MERIT MANAGEMENT NO.1 PTY LIMITED	AUSTRALIA
084 781 493	MERIT NO.1 PTY LIMITED	AUSTRALIA
44919	MGIG INTERNATIONAL LIMITED	UNITED KINGDOM
5841526	MGIG UK HOLDINGS LIMITED	ENGLAND/WALES
5841526	MGIG UK LIMITED	ENGLAND/WALES
	MGIG US HOLDINGS LLC	UNITED STATES
200708397H	MGJ HOLDINGS PTE LIMITED	SINGAPORE
	MIF US INVESTMENT HOLDINGS LLC	UNITED STATES
	MIF US INVESTMENT PARTNERSHIP	UNITED STATES

AUSCONO	COMPANY NAME	JURISDICTION
BC0758550	MIH (ABBOTSFORD) HOLDINGS LIMITED	CANADA
BC0758549	MIH (VANCOUVER) HOLDINGS LIMITED	CANADA
	MIH BERMUDA 1 LIMITED	BERMUDA
	MIH BERMUDA 2 LIMITED	BERMUDA
	MIH LUXEMBOURG SA	LUXEMBOURG
4261648	MIHI LLC	UNITED STATES
	MIOM 2 LIMITED	ISLE OF MAN
59705	MIREF INTERNATIONAL HOLDINGS LIMITED	MAURITIUS
124 392 829	MITCHELL HEALTH PARTNERSHIP HOLDINGS PTY LIMITED	AUSTRALIA
124 393 166	MITCHELL HEALTH PARTNERSHIP PTY LIMITED	AUSTRALIA
	MJL ACE LTD	JAPAN
	MJL BAY LTD	JAPAN
	MJL COOKIE LTD	JAPAN
	MJL HAWK LTD	JAPAN
	MJL IMPULSE LTD	JAPAN
20-1702053	MMUSA WAREHOUSE NO 1 LLC	UNITED STATES
	MONGOOSE ACQUISITION LLC	UNITED STATES
103 410 297	MONGOOSE PTY LTD	AUSTRALIA
WK-133920	MONKWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
066 587 608	MONT PARK DEVELOPMENT COMPANY PTY LIMITED	AUSTRALIA
061 160 558	MQ CAPITAL PTY LIMITED	AUSTRALIA
092 552 611	MQ PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
200703288K	MQ SPECIALISED INVESTMENT MANAGEMENT (SINGAPORE) PTE. LIMITED	SINGAPORE
086 438 995	MQ SPECIALIST INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
124 335 333	MTF HOLDINGS PTY LIMITED	AUSTRALIA
117 100 615	MUSASHI INVESTOR PTY LIMITED	AUSTRALIA
001 902 165	MXMM FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
003 337 675	NANWAY NOMINEES PTY LIMITED	AUSTRALIA
	NDI NO.1 LLC	UNITED STATES
111 180 271	NEW MEDIA HOLDINGS PTY LIMITED	AUSTRALIA
079 630 603	OMNI LEISURE OPERATIONS PTY LIMITED	AUSTRALIA
092 609 428	OMNI SPORTS MANAGEMENT PTY LTD	AUSTRALIA
113 519 823	OT HOLDINGS PTY LIMITED	AUSTRALIA
071 982 244	PACIFIC RIM OPERATIONS LIMITED	AUSTRALIA
008 588 365	PARAY PTY. LIMITED	AUSTRALIA
107 805 452	PARENTS@WORK PTY LIMITED	AUSTRALIA
008 596 656	PARSEES PTY LIMITED	AUSTRALIA
180547	PASLEY INTERNATIONAL LIMITED	VIRGIN ISLANDS, BRITISH
116 467 237	PELLMAC PTY LIMITED	AUSTRALIA
6053196	PETERBOROUGH (PROGRESS HEALTH) HOLDINGS LIMITED	ENGLAND/WALES
5052726	PETERBOROUGH (PROGRESS HEALTH) NOMINEE LIMITED	ENGLAND/WALES
5054624	PETERBOROUGH (PROGRESS HEALTH) PLC	ENGLAND/WALES
115 622 449	PIB PROJECT CO A PTY LIMITED	AUSTRALIA
115 622 456	PIB PROJECT CO B PTY LIMITED	AUSTRALIA
117 100 599	PLEIADES INVESTOR PTY LIMITED	AUSTRALIA
	PLEIADES YUGEN KAISHA	JAPAN
080 106 412	POLAR FINANCE LIMITED	AUSTRALIA
	PT MACQUARIE KONSULTAN INDONESIA	INDONESIA
09.03.1.67.21972	PT MACQUARIE SECURITIES INDONESIA	INDONESIA
111 086 705	PTK INVESTOR PTY LIMITED	AUSTRALIA
03425562	PULSE 24 LIMITED	UNITED KINGDOM
070 603 824	PUMA FINANCE LIMITED	AUSTRALIA
084 904 212	PUMA MANAGEMENT PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
	PUMA MASTERFUND H-1	AUSTRALIA
069 344 190	Q RENT PTY LIMITED	AUSTRALIA
5504362	RADIO UK HOLDINGS LIMITED	ENGLAND/WALES
118 472 441	RANSHAR PTY LTD	AUSTRALIA
008 606 880	REMA NOMINEES PTY. LIMITED	AUSTRALIA
124 947 388	RESF NO. 1 PTY LTD	AUSTRALIA
054 982 106	RESIDCO PTY. LIMITED	AUSTRALIA
119 974 819	RETIREMENT VILLAGES GROUP MANAGEMENT LIMITED	AUSTRALIA
119 974 597	RETIREMENT VILLAGES GROUP R.E. LIMITED	AUSTRALIA
WK-119886	ROPEMAKER STREET INVESTMENTS LIMITED	CAYMAN ISLANDS
005 129 984	ROSS PLASTICS PTY LTD	AUSTRALIA
006 566 427	RUGARNO PTY LIMITED	AUSTRALIA
125 269 347	RVG SALECO PTY LIMITED	AUSTRALIA
071 366 339	SANTORINI ONE PTY LIMITED	AUSTRALIA
008 597 840	SECURE AUSTRALIA MANAGEMENT PTY. LIMITED	AUSTRALIA
058 639 688	SEDULOUS INVESTMENTS PTY LIMITED	AUSTRALIA
003 484 259	SHALINA PTY LIMITED	AUSTRALIA
3100036445	SHANGHAI CHENGLI PROPERTIES CO LTD	CHINA
	SHERLOCK SECURITIES LIMITED	CAYMAN ISLANDS
008 508 030	SPAL PTY LIMITED	AUSTRALIA
075 364 064	STRUCTURED PRIME ASSET RECEIVABLES (SPARS) NO. 1 PTY LIMITED	AUSTRALIA
113 707 216	SYDNEY WEST HOUSING PARTNERSHIP PTY LIMITED	AUSTRALIA
050 069 817	SYNDICATED ASSET MANAGEMENT PTY. LIMITED	AUSTRALIA
	TAIKANSAN KAIHATSU LIMITED	JAPAN
	TECHNOLOGY INVESTMENTS (LUXEMBOURG) S.A.R.L.	LUXEMBOURG
085 356 770	TEGENSEE PTY LIMITED	AUSTRALIA
070 142 961	TELBANE PTY LTD	AUSTRALIA
079 630 649	TEN7 PTY LIMITED	AUSTRALIA
064 721 080	TOUCHSTONE LIVING PTY LIMITED	AUSTRALIA
009 633 603	TRYPTIC PTY LIMITED	AUSTRALIA
116 908 608	UPL (BONNYRIGG) PTY LIMITED	AUSTRALIA
114 734 986	UPL (BRIBIE ISLAND) PTY LIMITED	AUSTRALIA
114 734 557	UPL (CATHERINE FIELD) PTY LIMITED	AUSTRALIA
116 908 537	UPL (KIRRA) PTY LIMITED	AUSTRALIA
113 665 456	UPL (LEOPOLD) PTY LIMITED	AUSTRALIA
115 007 915	UPL (LIVERPOOL) PTY LIMITED	AUSTRALIA
116 908 653	UPL (NO 10) PTY LIMITED	AUSTRALIA
116 908 493	UPL (NO 6) PTY LIMITED	AUSTRALIA
116 908 582	UPL (NO 7) PTY LIMITED	AUSTRALIA
116 908 635	UPL (NO 9) PTY LIMITED	AUSTRALIA
115 793 685	UPL (NSW) PTY LIMITED	AUSTRALIA
115 007 933	UPL (PORTARLINGTON) PTY LIMITED	AUSTRALIA
120 934 741	UPL (QLD) PTY LIMITED	AUSTRALIA
085 359 833	UPL (SA) PTY LIMITED	AUSTRALIA
084 657 616	UPL (UNDERDALE) PTY LIMITED	AUSTRALIA
115 912 822	UPL (VIC) PTY LIMITED	AUSTRALIA
095 793 141	UPL (WA) PTY LTD	AUSTRALIA
115 007 755	UPL (WHITBY) PTY LIMITED	AUSTRALIA
081 119 619	UPL DEVELOPMENTS PTY LIMITED	AUSTRALIA
115 007 862	UPL MACQUARIE PTY LIMITED	AUSTRALIA
096 705 298	UPL RIVER LINKS INVESTMENTS PTY LTD	AUSTRALIA
055 500 902	UPMILL NOMINEES PTY LIMITED	AUSTRALIA
113 918 156	URBAN PACIFIC (BEROWRA) PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
115 131 345	URBAN PACIFIC (FLETCHER) PTY LIMITED	AUSTRALIA
114 197 429	URBAN PACIFIC (SOMERSET) PTY LIMITED	AUSTRALIA
081 119 495	URBAN PACIFIC LIMITED	AUSTRALIA
082 034 458	URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED	AUSTRALIA
008 592 916	UTOPIA PTY LIMITED	AUSTRALIA
003 201 303	VALCORA PTY LIMITED	AUSTRALIA
080 218 622	VICWIRE PARTNERSHIP PTY LIMITED	AUSTRALIA
079 878 783	VOLATIC PTY LIMITED	AUSTRALIA
079 865 311	VOLBING PTY LIMITED	AUSTRALIA
095 783 169	VUE APARTMENTS PTY LTD	AUSTRALIA
200604119K	WARATAH AIRCRAFT LEASING PTE LTD	SINGAPORE
122 740 327	WATTLE POINT SPV PTY LIMITED	AUSTRALIA
	WILMINGTON INVESTMENT FUND NO.1 LIMITED LLC	UNITED STATES
HRA 22450	WINDKRAFT HOLLEBEN 1 GMBH & CO KG	GERMANY
	WINDPARK BIPPEN GRUNSTUCKS GMBH & CO KG	GERMANY
054 813 060	WOODROSS NOMINEES PTY. LIMITED	AUSTRALIA
002 736 423	WUXTA PTY LIMITED	AUSTRALIA
5532426	YBR FEEDER GP LIMITED	UNITED KINGDOM
MC-142957	YEUNG UK NO.1	CAYMAN ISLANDS
BC0725255	YUKON RIVER BRIDGE INVESTMENT MANAGEMENT LTD.	CANADA
002 798 503	ZELENKA PTY LIMITED	AUSTRALIA
008 644 362	ZOFFANIES PTY. LIMITED	AUSTRALIA

ANNEXURE 'B'

This is the annexure marked 'B' of 1 page referred to in the 'Notice of ceasing to be a substantial holder'.

Dennis Leong
Company Secretary, Macquarie Bank Limited
14 June 2007

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change per security (7)	Number and class of securities		Person's votes affected
29/5/07	MIML	Sale of Securities	6.995	12,536	FPO	12,536
29/5/07	MIML	Sale of Securities	7.010	170,000	FPO	170,000
31/5/07	MIML	Purchase of Securities	7.1825	108,007	FPO	108,007
5/6/07	MIML	Sale of Securities	7.260	65,000	FPO	65,000
7/6/07	MIML	Purchase of Securities	7.084	100,000	FPO	100,000
8/6/07	MIML	Sale of Securities	6.5568	3,000,000	FPO	3,000,000

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Taylor Hodgkinson
Date of last notice	31 May 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Direct – James Taylor Hodgkinson – 110,711 Indirect – Cathryn Lee Hodgkinson – 48,106 Indirect – CBJ Investments Pty Limited – 50,000 Indirect – Potski Superannuation Fund – 100,000
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Cathryn Hodgkinson is James Hodgkinson's spouse. CBJ Investments Pty Limited is a company in which James Hodgkinson has a relevant interest. James Hodgkinson and Cathryn Hodgkinson atf Potski Superannuation Fund, a Fund in which James Hodgkinson has a beneficial interest.
Date of change	29/05/07 – 50,000 30/05/07 – 100,000
No. of securities held prior to change	158,817 MGQ stapled securities
Class	Ordinary
Number acquired	50,000 – CBJ Investments Pty Limited – 29/05/07 100,000 – Potski Superannuation Fund – 30/05/07
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	50,000 @ $7.0159 per security - $350,795 100,000 @ $6.9949 per security - $699,490
No. of securities held after change	308,817 stapled securities

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 5925
Facsimile:
(02) 8232 4437

Email Address
johanna.uy@macquarie.com

Please telephone
Johanna Uy on
(02) 8232 5925
if complete transmission
not received.

RMD Compliance

RECEIVED
2007 JUN -3 A 11:22

MACQUARIE BANK

Attention	Company Announcements	**Date**	31 May 2007
Company	ASX		
Fax No	02 9778 0999	**Pages**	20 (incl. this page)
From	Johanna Uy	**Priority**	Routine

Message

FORM 603

Attached FORM 603 re Macquarie Goodman Group (MGQ) dated 28 May 2007

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To	Company Name/Scheme	**Macquarie Goodman Group (MGQ.AX)** Level 10 60 Castlereagh Street SYDNEY NSW 2000
	ABN	09 213 839

1. Details of substantial holder [1]

Name	Macquarie Bank Limited ("MBL") and its controlled bodies corporate listed in Annexure A (the "MBL Group")
ACN (if applicable)	008 583 542
The holder became a substantial holder on	28 May 2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in on the date the substantial holder became a substantial holder are as follows

Class of securities[4]	Number of securities	Persons' votes[5]	Voting power[6]
Fully Paid Ordinary Stapled 'FP STP'	85,632,090	85,632,090	5.05%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest[7]	Number Of	and Class Securities
Macquarie Bank Limited "MBL"	Relevant interest arising pursuant to section 608 (1) of the Corporations Act	8,880 17C	FP STP
Macquarie Investment Management Limited "MIML"	As above	75,109,42C	FP STP
Macquarie Life Limited "MLL"	As above	293,525	FP STP
Macquarie Private Portfolio Management "MPPM"	As above	1,099,511	FP STP
MQ Specialised Investment Management Limited "MQSIML"	As above	168.753	FP STP
Macquarie Securities (Australia) Limited "MSAL"	As above	80,711	FP STP

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of Securities	Person entitled to be registered as holder[8]	Number of	and Class Securities
Macquarie Bank Limited "MBL"	MBL	MBL	8,860,170	FP STP
Macquarie Investment Management Limited "MIML"	BNP Paribas	BNP Paribas	7,166,886	FP STP
	Bond Street Custodians	Bond Street Custodians	29,058,894	FP STP
	Citigroup	Citigroup	27,512,031	FP STP
	JP Morgan	JP Morgan	8,421,589	FP STP
	National Nominees	National Nominees	517,034	FP STP
	State Street Australia	State Street Australia	1,743,883	FP STP
	State Trustees	State Trustees	689.713	FP STP
Macquarie Life Limited "MLL"	MLL	MLL	293,525	FP STP
Macquarie Private Portfolio Management "MPPM"	MPPM	MPPM	1,099,511	FP STP
MQ Specialised Investment Management Limited "MQSIML"	MQSIML	MQSIML	168.753	FP STP

Macquarie Securities (Australia) Limited "MSAL"	MSAL	MSAL	80,711 FP STP

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration[9]	Number of and Class Securities
See Annexure B			

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
MBL and MBL Group	Controlled bodies corporate

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL Group	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
Macquarie Bank Limited "MBL"	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
Macquarie Investment Management Limited "MIML"	C\- Level 7, 1 Martin Place, Sydney, NSW, 2000
Macquarie Life Limited "MLL"	C\- Level 7, 1 Martin Place, Sydney, NSW, 2000
Macquarie Private Portfolio Management "MPPM"	C\- Level 7, 1 Martin Place, Sydney, NSW, 2000
MQ Specialised Investment Management Limited "MQSIML"	C\- Level 7, 1 Martin Place, Sydney, NSW, 2000
Macquarie Securities (Australia) Limited "MSAL"	C\- Level 7, 1 Martin Place, Sydney, NSW, 2000
BNP Paribas	60 Castlereagh St, Sydney, NSW 2000
Bond Street Custodians	Level 12, 20 Bond St, Sydney, NSW 2000
Citigroup	2 Park St, Sydney, NSW 2000
JP Morgan	Level 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
National Nominees	Level 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
State Street Australia	5th Floor, 271 Collins St., Melbourne, VIC 3000
State Trustees	Level 18, 338 Pitt St, Sydney, NSW 2000

Signature

print name Michael Panikian capacity Assistant Company Secretary

sign here Date: 31 May 2007

ANNEXURE 'A'

This is the annexure marked 'A' of 16 pages referred to in the 'Notice of initial substantial holder'

Michael Panikian
Assistant Company Secretary, Macquarie Bank Limited
31 May 2007

CONTROLLED BODIES CORPORATE

AUSCONO	COMPANY NAME	JURISDICTION
2083875	2083875 ONTARIO INC.	CANADA
6578268	6578268 CANADA INC	CANADA
124 437 574	ACCESS GP CO PTY LIMITED	AUSTRALIA
124 437 421	ACCESS LP CO PTY LIMITED	AUSTRALIA
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED	CAYMAN ISLANDS
078 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED	AUSTRALIA
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	AUSTRALIA
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	AUSTRALIA
075 176 993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	AUSTRALIA
008 640 177	ALEATORY PTY. LIMITED	AUSTRALIA
081 119 477	ALLOCA (NO. 4) PTY. LIMITED	AUSTRALIA
	AMAZON PARTICIPACOES DO BRASIL S.A.	BRAZIL
106 608 422	AMICUS CURIAE PTY LIMITED	AUSTRALIA
078 953 607	AMT MANAGEMENT LIMITED	AUSTRALIA
WK-131747	ASHER SECURITIES LIMITED	CAYMAN ISLANDS
124 437 609	ASIAN PACIFIC PROPERTY 2007 PTY LIMITED	AUSTRALIA
093 979 223	BAO WAVE PTY LIMITED	AUSTRALIA
059 814 818	BAROSSA GE PTY LIMITED	AUSTRALIA
008 604 966	BELIKE NOMINEES PTY. LIMITED	AUSTRALIA
008 607 065	BOND STREET CUSTODIANS LIMITED	AUSTRALIA
008 606 924	BOND STREET INVESTMENTS PTY. LIMITED	AUSTRALIA
071 247 606	BOND STREET LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
004 680 004	BOSTON AUSTRALIA PTY LIMITED	AUSTRALIA
005 008 702	BOSTON LEASING PTY. LIMITED	AUSTRALIA
06091645	BRUNA MOON SL	SPAIN
88217	BUNHILL INVESTMENTS UNLIMITED	JERSEY
002 865 830	BUTTONWOOD NOMINEES PTY LIMITED	AUSTRALIA
079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	AUSTRALIA
4800336	CAPITAL METERS HOLDINGS LIMITED	ENGLAND/WALES
4800317	CAPITAL METERS LIMITED	ENGLAND/WALES
006 200 899	CASL FINANCIAL SERVICES PTY. LIMITED	AUSTRALIA
008 585 804	CENFORD PTY LIMITED	AUSTRALIA
113 484 165	CENTAURUS INVESTOR PTY LIMITED	AUSTRALIA
61661 C1/GBL	CHENGDU PROPERTY INVESTMENT LIMITED	MAURITIUS
WK-133807	CHISWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
104 331 795	COIN SOFTWARE PTY LIMITED	AUSTRALIA
002 737 868	COLDAVA PTY LIMITED	AUSTRALIA
079 775 134	CONCEPT BLUE PROPERTY PTY LTD	AUSTRALIA
071 292 647	CONNECTEAST MANAGEMENT LIMITED	AUSTRALIA
104 379 464	CORIOLIS INFRASTRUCTURE SERVICES PTY LIMITED	AUSTRALIA
03241012	CORONA ENERGY LIMITED	UNITED KINGDOM
03241002	CORONA ENERGY RETAIL 1 LIMITED	UNITED KINGDOM

AUSCONO	COMPANY NAME	JURISDICTION
SC138229	CORONA ENERGY RETAIL 2 LIMITED	SCOTLAND
02746961	CORONA ENERGY RETAIL 3 LIMITED	UNITED KINGDOM
02798334	CORONA ENERGY RETAIL 4 LIMITED	UNITED KINGDOM
02879748	CORONA GAS MANAGEMENT LIMITED	UNITED KINGDOM
006 346 952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED	AUSTRALIA
	CYGNUS GODO KAISHA	JAPAN
WK-129317	DELANO SECURITIES LIMITED	CAYMAN ISLANDS
	DENEBOLA YUGEN KAISHA	JAPAN
29610304	DESPEN BAYLE COPENHAGEN A/S	DENMARK
5843681	DESPEN BAYLE LIMITED	UNITED KINGDOM
008 606 671	DEXIN NOMINEES PTY. LIMITED	AUSTRALIA
083 158 409	DIVCO 10 PTY LIMITED	AUSTRALIA
097 290 876	DIVCO 100 PTY LIMITED	AUSTRALIA
097 290 894	DIVCO 102 PTY LIMITED	AUSTRALIA
097 290 901	DIVCO 103 PTY LIMITED	AUSTRALIA
097 290 938	DIVCO 106 PTY LIMITED	AUSTRALIA
097 290 956	DIVCO 108 PTY LIMITED	AUSTRALIA
097 290 072	DIVCO 114 PTY LIMITED	AUSTRALIA
083 158 436	DIVCO 12 PTY LIMITED	AUSTRALIA
101 190 603	DIVCO 120 PTY LIMITED	AUSTRALIA
101 190 612	DIVCO 121 PTY LIMITED	AUSTRALIA
101 190 621	DIVCO 122 PTY LIMITED	AUSTRALIA
101 190 630	DIVCO 123 PTY LIMITED	AUSTRALIA
101 190 701	DIVCO 128 PTY LIMITED	AUSTRALIA
101 190 667	DIVCO 129 PTY LIMITED	AUSTRALIA
101 190 676	DIVCO 130 PTY LIMITED	AUSTRALIA
105 344 956	DIVCO 137 PTY LIMITED	AUSTRALIA
105 346 049	DIVCO 139 PTY LIMITED	AUSTRALIA
105 346 549	DIVCO 147 PTY LIMITED	AUSTRALIA
083 158 463	DIVCO 15 PTY LIMITED	AUSTRALIA
105 346 567	DIVCO 156 PTY LIMITED	AUSTRALIA
110 051 664	DIVCO 157 PTY LIMITED	AUSTRALIA
105 346 521	DIVCO 158 PTY LIMITED	AUSTRALIA
101 190 578	DIVCO 161 PTY LIMITED	AUSTRALIA
097 290 885	DIVCO 163 PTY LIMITED	AUSTRALIA
097 290 965	DIVCO 167 PTY LIMITED	AUSTRALIA
083 158 490	DIVCO 17 PTY LIMITED	AUSTRALIA
083 158 516	DIVCO 18 PTY LIMITED	AUSTRALIA
083 158 534	DIVCO 19 PTY LIMITED	AUSTRALIA
083 158 301	DIVCO 2 PTY LIMITED	AUSTRALIA
083 158 589	DIVCO 21 PTY LIMITED	AUSTRALIA
083 158 623	DIVCO 23 PTY LIMITED	AUSTRALIA
083 158 650	DIVCO 24 PTY LIMITED	AUSTRALIA
083 158 669	DIVCO 26 PTY LIMITED	AUSTRALIA
083 158 703	DIVCO 28 PTY LIMITED	AUSTRALIA
083 158 712	DIVCO 29 PTY LTD	AUSTRALIA
083 158 329	DIVCO 3 PTY LIMITED	AUSTRALIA
083 158 730	DIVCO 30 PTY LIMITED	AUSTRALIA
083 158 776	DIVCO 32 PTY LIMITED	AUSTRALIA
083 158 892	DIVCO 36 PTY LIMITED	AUSTRALIA
088 347 568	DIVCO 42 PTY LIMITED	AUSTRALIA
083 159 040	DIVCO 43 PTY LIMITED	AUSTRALIA
083 159 059	DIVCO 44 PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
083 159 077	DIVCO 45 PTY LIMITED	AUSTRALIA
083 159 120	DIVCO 47 PTY LIMITED	AUSTRALIA
083 159 157	DIVCO 50 PTY LIMITED	AUSTRALIA
083 159 175	DIVCO 51 PTY LIMITED	AUSTRALIA
088 347 451	DIVCO 52 PTY LIMITED	AUSTRALIA
088 347 479	DIVCO 54 PTY LIMITED	AUSTRALIA
088 347 504	DIVCO 58 PTY LIMITED	AUSTRALIA
088 347 513	DIVCO 59 PTY LIMITED	AUSTRALIA
083 158 374	DIVCO 6 PTY LIMITED	AUSTRALIA
088 347 522	DIVCO 60 PTY LIMITED	AUSTRALIA
088 347 531	DIVCO 61 PTY LIMITED	AUSTRALIA
093 601 015	DIVCO 63 PTY LIMITED	AUSTRALIA
093 601 033	DIVCO 65 PTY LIMITED	AUSTRALIA
093 601 079	DIVCO 68 PTY LIMITED	AUSTRALIA
093 601 097	DIVCO 70 PTY LIMITED	AUSTRALIA
105 343 959	DIVCO 72 PTY LIMITED	AUSTRALIA
093 601 122	DIVCO 74 PTY LIMITED	AUSTRALIA
093 601 140	DIVCO 76 PTY LIMITED	AUSTRALIA
093 601 168	DIVCO 79 PTY LIMITED	AUSTRALIA
083 158 392	DIVCO 8 PTY LIMITED	AUSTRALIA
097 289 962	DIVCO 81 PTY LIMITED	AUSTRALIA
097 289 980	DIVCO 83 PTY LIMITED	AUSTRALIA
097 290 009	DIVCO 85 PTY LIMITED	AUSTRALIA
097 290 027	DIVCO 87 PTY LIMITED	AUSTRALIA
097 290 054	DIVCO 89 PTY LIMITED	AUSTRALIA
097 290 063	DIVCO 90 PTY LIMITED	AUSTRALIA
097 290 812	DIVCO 95 PTY LIMITED	AUSTRALIA
81-0600564	DIVERSIFIED CLO INVESTMENTS NO.1 INC	UNITED STATES
109 819 418	DIVERSIFIED CMBS AUSTRALIA HOLDINGS PTY LIMITED	AUSTRALIA
	DORADO GODO KAISHA	JAPAN
094 631 984	EASTERN SEA INVESTMENTS PTY LIMITED	AUSTRALIA
118 345 332	EASTERN STATES LIMITED	AUSTRALIA
069 344 001	ELISE NOMINEES PTY LIMITED	AUSTRALIA
118 802 850	EQUINOX INVESTMENT HOLDINGS PTY LTD	AUSTRALIA
006 435 810	EQUITAS NOMINEES PTY. LIMITED	AUSTRALIA
114 174 211	ESCALATOR 2005 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
114 174 220	ESCALATOR 2005 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 542	ESCALATOR 2005-2 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 533	ESCALATOR 2005-2 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
120 435 841	ESCALATOR 2006 (AUSTRALIAN PROPERTY) PTY LIMITED	AUSTRALIA
111 360 528	ESCALATOR AUSTRALIAN INVESTMENT COMPANY PTY LIMITED	AUSTRALIA
111 494 574	ESCALATOR GP CO PTY LIMITED	AUSTRALIA
111 494 663	ESCALATOR INCOME NOTE CO PTY LIMITED	AUSTRALIA
111 494 467	ESCALATOR LP CO PTY LIMITED	AUSTRALIA
MC-510292	EUROPEAN FINANCIAL INVESTMENTS FUND LIMITED	CAYMAN ISLANDS
MC-150410	EUROPEAN FINANCIAL INVESTMENTS LIMITED	CAYMAN ISLANDS
559916	EVEREST ABSOLUTE RETURN II LIMITED	BRITISH VIRGIN ISLANDS
009 636 131	FELTER PTY LIMITED	AUSTRALIA
008 604 466	FOUCAULT PTY LIMITED	AUSTRALIA
20-2384759	FREMANTLE WIND HOLDINGS INC	UNITED STATES
088 928 296	FUNDCORP HOLDINGS PTY LIMITED	AUSTRALIA
106 204 862	FUNDCORP PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
116 419 071	FUTURE SCHOOLS PARTNERSHIP PTY LIMITED	AUSTRALIA
008 542 685	GALANTHUS AUSTRALIA PTY LIMITED	AUSTRALIA
001 581 031	GALANTHUS LEASING PTY LIMITED	AUSTRALIA
068 104 558	GARACHINE PTY LIMITED	AUSTRALIA
054 001 400	GATESUN PTY. LIMITED	AUSTRALIA
133 289 1	GENERATOR BONDS LIMITED	NEW ZEALAND
108 026 437	GENERATOR CHARITIES AUSTRALIA PTY LIMITED	AUSTRALIA
103 116 954	GENERATOR INVESTMENTS AUSTRALIA LIMITED	AUSTRALIA
092 375 329	GIFT SECURITIES PTY LIMITED	AUSTRALIA
009 642 942	GILLMAN PTY. LIMITED	AUSTRALIA
105 819 181	GLOBAL DEBT INVESTMENTS NO.4 PTY LIMITED	AUSTRALIA
MC143292	GLOBAL STAR GP LTD	CAYMAN ISLANDS
008 604 484	GLORIOLE PTY LIMITED	AUSTRALIA
008 637 241	HAFLING PTY LIMITED	AUSTRALIA
415492	HBEAR CO. NO.1 LIMITED	IRELAND
104 324 441	HEMISPHERE SERVICES PTY LIMITED	AUSTRALIA
125 438 600	HENDERSON WA PTY LIMITED	AUSTRALIA
000 758 010	HILLSAM NOMINEES PTY. LIMITED	AUSTRALIA
104 173 891	HUB X PTY LIMITED	AUSTRALIA
002 757 020	IDAMENEO (NO. 79) NOMINEES PTY. LIMITED	AUSTRALIA
009 642 979	INDEMCO PTY LIMITED	AUSTRALIA
65764	INFRASTRUCTURE INVESTMENT NO. 2 LTD.	CAYMAN ISLANDS
073 710 942	INFRASTRUCTURE INVESTMENTS NO 1 PTY LIMITED	AUSTRALIA
0356202	INSURANCE PAY CANADA INC	CANADA
	INVESTMENT PORTFOLIO FUNDING LLC	UNITED STATES
	INVESTMENT PORTFOLIO HOLDINGS INC	OTHER
	JAPAN AUTOMOBILE ROAD CORPORATION LIMITED	JAPAN
0199 02 036303	JIG HOLDINGS LIMITED	JAPAN
009 641 114	JUBILEE PTY. LIMITED	AUSTRALIA
008 605 070	KALLERAD PTY. LIMITED	AUSTRALIA
081 119 440	KENSINGTON BANKS PTY LIMITED	AUSTRALIA
1652751	KIDS FIRST PROPERTIES LIMITED	NEW ZEALAND
	KNIK ARM CROSSING, LLC	UNITED STATES
111 060 587	LACHLAN WEALTH MANAGEMENT LIMITED	AUSTRALIA
003 250 833	LANROD PTY LIMITED	AUSTRALIA
008 604 920	LIANA PTY. LIMITED	AUSTRALIA
117 213 064	LIVE PAYMENTS PTY LIMITED	AUSTRALIA
118 029 664	M&I DEBT INVESTMENTS PTY LIMITED	AUSTRALIA
118 029 342	M&I INVESTMENTS HOLDINGS PTY LIMITED	AUSTRALIA
080 473 025	MAC IT 2000 PTY LIMITED	AUSTRALIA
096 705 109	MACQUARIE (1 NICHOLSON STREET) NOMINEES PTY LTD	AUSTRALIA
116 308 466	MACQUARIE (171 COLLINS ST) PTY LIMITED	AUSTRALIA
115 007 817	MACQUARIE (454 COLLINS STREET) PTY LIMITED	AUSTRALIA
093 438 414	MACQUARIE (ARNCLIFFE) PTY LTD	AUSTRALIA
198500776M	MACQUARIE (ASIA) PTE LTD	SINGAPORE
118 467 031	MACQUARIE (DERRIMUT) PTY LIMITED	AUSTRALIA
200228	MACQUARIE (HK) FINANCIAL SERVICES LIMITED	HONG KONG
611405	MACQUARIE (HONG KONG) LIMITED	HONG KONG
	MACQUARIE (JAPAN) LIMITED	JAPAN
463469-W	MACQUARIE (MALAYSIA) SDN BHD	KUALA LUMPUR
110 256 418	MACQUARIE (PYRMONT) PTY LIMITED	AUSTRALIA
4196639	MACQUARIE 161, LLC	UNITED STATES
008 594 885	MACQUARIE ACCEPTANCES LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
095 180 788	MACQUARIE ADMIN SERVICES PTY LIMITED	AUSTRALIA
20001234/07	MACQUARIE AFRICA (PROPRIETARY) LIMITED	SOUTH AFRICA
	MACQUARIE AIRCRAFT LEASING SERVICES (UK) LIMITED	UNITED KINGDOM
075 295 760	MACQUARIE AIRPORTS MANAGEMENT LIMITED	AUSTRALIA
094 406 756	MACQUARIE ALLIANCES PTY LIMITED	AUSTRALIA
103 237 181	MACQUARIE ALTERNATIVE ASSETS MANAGEMENT LIMITED	AUSTRALIA
086 159 060	MACQUARIE ALTERNATIVE INVESTMENTS LIMITED	AUSTRALIA
010174903-3379259	MACQUARIE AMERICAS CORP	UNITED STATES
124 071 414	MACQUARIE AMERICAS HOLDINGS PTY LTD	AUSTRALIA
071 501 963	MACQUARIE ASIA HOLDINGS PTY LIMITED	AUSTRALIA
619928	MACQUARIE ASIA LIMITED	HONG KONG
	MACQUARIE ASIA PROPERTY ADVISORS LIMITED	BERMUDA
37186	MACQUARIE ASIA REAL ESTATE LIMITED	BERMUDA
105 453 638	MACQUARIE ASIA REAL ESTATE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED	VIRGIN ISLANDS, BRITISH
	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED (SINGAPORE BRANCH)	SINGAPORE
103 780 089	MACQUARIE ASIAN INVESTMENTS PTY LIMITED	AUSTRALIA
064 219 601	MACQUARIE ASSET FINANCE LIMITED	AUSTRALIA
001 263 583	MACQUARIE ASSET MANAGEMENT LIMITED	AUSTRALIA
081 706 167	MACQUARIE ASSET SERVICES LIMITED	AUSTRALIA
WK-128188	MACQUARIE AUSTRALIA COMPUTER SYSTEMS LEASING PTY LIMITED	CAYMAN ISLANDS
077 193 956	MACQUARIE AUSTRALIA FINANCE PTY LIMITED	AUSTRALIA
006 055 796	MACQUARIE AUSTRALIA INTERNATIONAL PTY LIMITED	AUSTRALIA
002 542 136	MACQUARIE AUSTRALIA LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
008 640 168	MACQUARIE AUSTRALIA MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
000 736 210	MACQUARIE AUSTRALIA PTY LIMITED	AUSTRALIA
074 453 286	MACQUARIE AUSTRALIA SECURITIES LIMITED	AUSTRALIA
008 660 811	MACQUARIE AUSTRALIA TECHNOLOGY PTY LIMITED	AUSTRALIA
121 836 191	MACQUARIE AVENIR NO. 1 PTY LIMITED	AUSTRALIA
121 838 235	MACQUARIE AVENIR NO. 2 PTY LIMITED	AUSTRALIA
075 176 733	MACQUARIE AVIATION (NO. 1) LIMITED	AUSTRALIA
368579	MACQUARIE AVIATION CAPITAL FINANCE LIMITED	IRELAND
368589	MACQUARIE AVIATION CAPITAL GROUP	IRELAND
368580	MACQUARIE AVIATION CAPITAL LIMITED	IRELAND
124 071 432	MACQUARIE B.H. PTY LTD	AUSTRALIA
008 583 542	MACQUARIE BANK LIMITED	AUSTRALIA
001 531 997	MACQUARIE BANK SUPERANNUATION PTY. LIMITED	AUSTRALIA
109 280 819	MACQUARIE BATHURST STREET PTY LIMITED	AUSTRALIA
13926	MACQUARIE BETEILIGUNGSTREUHAND GMBH	GERMANY
CNPJ 03.516.449/0001	MACQUARIE BRASIL PARTICIPACOES LTDA	BRAZIL
083 822 404	MACQUARIE BUSINESS BROKING SERVICES PTY LTD	AUSTRALIA
423532-2	MACQUARIE CANADA HOLDINGS LTD	CANADA
4265301	MACQUARIE CANADIAN INFRASTRUCTURE MANAGEMENT LIMITED	CANADA
6489800	MACQUARIE CANADIAN INVESTMENT HOLDINGS LTD.	CANADA
605377-7	MACQUARIE CAPITAL (CANADA) LTD	CANADA
	MACQUARIE CAPITAL (JAPAN) LIMITED	JAPAN
352816	MACQUARIE CAPITAL (NZ) LIMITED	NEW ZEALAND
105 777 704	MACQUARIE CAPITAL ALLIANCE MANAGEMENT LIMITED	AUSTRALIA
88464	MACQUARIE CAPITAL FUNDING (GP) LIMITED	JERSEY
110 605 724	MACQUARIE CAPITAL FUNDING (LP) PTY LIMITED	AUSTRALIA
	MACQUARIE CAPITAL FUNDING L.P.	UNITED KINGDOM

AUSCONO	COMPANY NAME	JURISDICTION
FN 215363K	MACQUARIE CAPITAL GMBH	AUSTRIA
	MACQUARIE CAPITAL KOREA CO LTD	KOREA
04242865	MACQUARIE CAPITAL LIMITED	ENGLAND/WALES
006 938 825	MACQUARIE CAPITAL MARKETS NOMINEES PTY LIMITED	AUSTRALIA
57952 C1/GBL	MACQUARIE CAPITAL MAURITIUS LIMITED	MAURITIUS
169009	MACQUARIE CAYMAN HOLDINGS 2 CO	CAYMAN ISLANDS
168347	MACQUARIE CAYMAN HOLDINGS CO	CAYMAN ISLANDS
124 022 126	MACQUARIE CHEONGNA INVESTMENT PTY LTD	AUSTRALIA
097 868 687	MACQUARIE CLO INVESTMENTS NO 1 PTY LIMITED	AUSTRALIA
065 178 618	MACQUARIE CLO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
006 198 910	MACQUARIE COMMERCIAL LEASING VIC PTY. LIMITED	AUSTRALIA
05259474	MACQUARIE COMMODITIES (UK) LIMITED	ENGLAND/WALES
05259503	MACQUARIE COMMODITIES FINANCE (UK) LIMITED	ENGLAND/WALES
	MACQUARIE COMMODITIES FUND LTD	BERMUDA
066 047 738	MACQUARIE COMMUNICATIONS INFRASTRUCTURE MANAGEMENT LIMITED	AUSTRALIA
111 117 465	MACQUARIE COMMUNITY PARTNERSHIPS LIMITED	AUSTRALIA
096 629 471	MACQUARIE CONCEPT BLUE PTY LTD	AUSTRALIA
664379-5	MACQUARIE COOK ENERGY CANADA LTD	CANADA
664382-5	MACQUARIE COOK ENERGY HOLDINGS CANADA LTD	CANADA
93-1043421	MACQUARIE COOK ENERGY, LLC	UNITED STATES
	MACQUARIE COOK POWER INC	UNITED STATES
2569853	MACQUARIE CORIOLIS HOLDINGS INC	UNITED STATES
	MACQUARIE CORONA ENERGY HOLDINGS LIMITED	UNITED KINGDOM
911031568	MACQUARIE CORPORATE FINANCE (USA) INC	UNITED STATES
123 199 548	MACQUARIE CORPORATE FINANCE AUSTRALIA LIMITED	AUSTRALIA
008 606 862	MACQUARIE CORPORATE FINANCE HOLDINGS PTY LTD	AUSTRALIA
008 595 426	MACQUARIE CORPORATE FINANCE LIMITED	AUSTRALIA
20-1536178	MACQUARIE COTTON INTERNATIONAL INC	UNITED STATES
069 709 468	MACQUARIE COUNTRYWIDE MANAGEMENT LIMITED	AUSTRALIA
075 067 631	MACQUARIE DEBF PTY LIMITED	AUSTRALIA
29318190	MACQUARIE DENMARK LIMITED A/S	DENMARK
008 596 950	MACQUARIE DEPOSITS PTY. LIMITED	AUSTRALIA
102 607 616	MACQUARIE DEVELOPMENT CAPITAL II PTY LIMITED	AUSTRALIA
082 018 399	MACQUARIE DEVELOPMENT CAPITAL PTY LIMITED	AUSTRALIA
091 936 515	MACQUARIE DEVELOPMENT DIRECTION PTY LIMITED	AUSTRALIA
115 402 349	MACQUARIE DIGITAL PTY LIMITED	AUSTRALIA
084 828 473	MACQUARIE DIRECT INVESTMENT A LIMITED	AUSTRALIA
084 828 437	MACQUARIE DIRECT INVESTMENT B LIMITED	AUSTRALIA
008 607 083	MACQUARIE DIRECT INVESTMENT LIMITED	AUSTRALIA
073 623 784	MACQUARIE DIRECT PROPERTY MANAGEMENT LIMITED	AUSTRALIA
085 795 651	MACQUARIE DISTRIBUTION PTY LIMITED	AUSTRALIA
	MACQUARIE DISTRICT ENERGY MANAGEMENT INC	UNITED STATES
114 099 795	MACQUARIE DIVERSIFIED ASSET ADVISORY PTY LIMITED	AUSTRALIA
096 211 424	MACQUARIE DIVERSIFIED INVESTMENT SERVICES PTY LIMITED	AUSTRALIA
098 127 578	MACQUARIE DIVERSIFIED INVESTMENTS NO 2 PTY LTD	AUSTRALIA
098 127 569	MACQUARIE DIVERSIFIED INVESTMENTS NO 3 PTY LTD	AUSTRALIA
094 464 365	MACQUARIE DIVERSIFIED PORTFOLIO INVESTMENTS PTY LIMITED	AUSTRALIA
125 574 389	MACQUARIE DYNAMIC MANAGEMENT (DHOAU) PTY LIMITED	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (EBB3) LLC	UNITED STATES
113 054 569	MACQUARIE DYNAMIC MANAGEMENT (EBB3) PTY LTD	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (USA) INC	UNITED STATES
106 197 488	MACQUARIE DYNAMIC MANAGEMENT PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
2304923	MACQUARIE ELECTRONICS CONSULTING INC	UNITED STATES
363806	MACQUARIE ELECTRONICS LIMITED	IRELAND
363803	MACQUARIE ELECTRONICS REMARKETING LIMITED	IRELAND
1978834	MACQUARIE ELECTRONICS USA INC	UNITED STATES
MC-177879	MACQUARIE EMERGING MARKETS FINANCE LIMITED	CAYMAN ISLANDS
664374-4	MACQUARIE ENERGY HOLDINGS CANADA LTD	CANADA
122 300 592	MACQUARIE ENERGY HOLDINGS PTY LTD	AUSTRALIA
20-3690485	MACQUARIE ENERGY NORTH AMERICA FINANCE INC.	UNITED STATES
20-3690322	MACQUARIE ENERGY NORTH AMERICA TRADING INC.	UNITED STATES
067 299 923	MACQUARIE EQUIPMENT FINANCE PTY LTD	AUSTRALIA
112 079 268	MACQUARIE EQUIPMENT RENTALS PTY LIMITED	AUSTRALIA
485394	MACQUARIE EQUITIES (ASIA) LIMITED	HONG KONG
063 906 392	MACQUARIE EQUITIES (US) HOLDINGS PTY. LIMITED	AUSTRALIA
	MACQUARIE EQUITIES BRASIL ADMINISTRACAO DE FUNDOS E PARTICIPACAO LTDA	BRAZIL
WN 1114218	MACQUARIE EQUITIES CUSTODIANS LIMITED	NEW ZEALAND
002 574 923	MACQUARIE EQUITIES LIMITED	AUSTRALIA
WN/1007806	MACQUARIE EQUITIES NEW ZEALAND LIMITED	NEW ZEALAND
200408424K	MACQUARIE EQUITIES SERVICES SINGAPORE PTE. LTD.	SINGAPORE
001 374 572	MACQUARIE EQUITY CAPITAL MARKETS LIMITED	AUSTRALIA
	MACQUARIE ESCALATOR 2005-2 (COMMODITIES INDEX) LP	AUSTRALIA
	MACQUARIE ESCALATOR 2005-2 (EQUITIES INDEX) LP	AUSTRALIA
3704031	MACQUARIE EUROPE LIMITED	ENGLAND/WALES
114 801 464	MACQUARIE EUROPEAN FINANCIAL INVESTMENTS PTY LTD	AUSTRALIA
078 771 123	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED	AUSTRALIA
6146573	MACQUARIE EUROPEAN INVESTMENT HOLDINGS LIMITED	UNITED KINGDOM
116 582 524	MACQUARIE FARM ASSETS AND RESOURCES MANAGEMENT LIMITED	AUSTRALIA
086 587 635	MACQUARIE FILMED INVESTMENTS PTY LTD	AUSTRALIA
1065067	MACQUARIE FINANCE (NZ) LIMITED	NEW ZEALAND
2984767	MACQUARIE FINANCE (UK) LIMITED	ENGLAND/WALES
20-5871391	MACQUARIE FINANCE (USA) INC	UNITED STATES
	MACQUARIE FINANCE AMERICAS INC	UNITED STATES
118 817 440	MACQUARIE FINANCE HOLDINGS LIMITED	AUSTRALIA
001 214 964	MACQUARIE FINANCE LIMITED	AUSTRALIA
	MACQUARIE FINANCE TRUST	SOUTH AFRICA
5645886	MACQUARIE FINANCIAL INFRASTRUCTURE ALLIANCE LIMITED	UNITED KINGDOM
155 537	MACQUARIE FINANCIAL INFRASTRUCTURE FUND	CAYMAN ISLANDS
422814-6	MACQUARIE FINANCIAL LTD	CANADA
095 135 694	MACQUARIE FINANCIAL PRODUCTS MANAGEMENT LIMITED	AUSTRALIA
008 606 764	MACQUARIE FIRST AVIATION LEASING PTY. LIMITED	AUSTRALIA
069 344 154	MACQUARIE FLEET LEASING PTY LIMITED	AUSTRALIA
093 752 946	MACQUARIE FORESTRY SERVICES PTY LIMITED	AUSTRALIA
113 113 214	MACQUARIE FORTRESS INVESTMENTS LIMITED	AUSTRALIA
008 607 047	MACQUARIE FOURTEENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
110 356 968	MACQUARIE FP FUNDING PTY LIMITED	AUSTRALIA
2005B04004	MACQUARIE FRANCE SARL	FRANCE
43-2082900	MACQUARIE FUND ADVISER, LLC	UNITED STATES
	MACQUARIE FUNDING HOLDINGS INC	UNITED STATES
6581935	MACQUARIE FUNDING INC	CANADA
LP00000352	MACQUARIE FUNDING LIMITED PARTNERSHIP	AUSTRALIA
20-3783039	MACQUARIE FUNDS MANAGEMENT (USA) INC.	UNITED STATES
093 177 407	MACQUARIE FUNDS MANAGEMENT HOLDINGS PTY LIMITED	AUSTRALIA
724745	MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED	HONG KONG

AUSCONO	COMPANY NAME	JURISDICTION
006 880 217	MACQUARIE FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
	MACQUARIE FUNDS MANAGEMENT SPC	CAYMAN ISLANDS
170	MACQUARIE FUTURES & OPTIONS (HONG KONG) LIMITED	HONG KONG
111631	MACQUARIE FUTURES (ASIA) LIMITED	HONG KONG
	MACQUARIE FUTURES USA INC	UNITED STATES
084 388 947	MACQUARIE GLOBAL DEBT INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
075 176 779	MACQUARIE GLOBAL DEBT INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
	MACQUARIE GLOBAL FINANCE SERVICES (MAURITIUS) LIMITED	MAURITIUS
5259497	MACQUARIE GLOBAL INVESTMENTS (UK) LIMITED	UNITED KINGDOM
110 930 964	MACQUARIE GLOBAL PROPERTY FUNDS LIMITED	AUSTRALIA
168982	MACQUARIE GLOBAL SERVICES PRIVATE LIMITED	INDIA
5622726	MACQUARIE GLOBAL UTILITY INVESTMENTS GP LIMITED	ENGLAND/WALES
5488013	MACQUARIE GP LIMITED	ENGLAND/WALES
5718600	MACQUARIE GP2 LIMITED	UNITED KINGDOM
124 071 389	MACQUARIE GROUP (US) HOLDINGS NO.1 PTY LTD	AUSTRALIA
200412291W	MACQUARIE GROUP HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
122 169 340	MACQUARIE GROUP HOLDINGS LIMITED	AUSTRALIA
124 071 405	MACQUARIE GROUP HOLDINGS NO.1 LTD	AUSTRALIA
124 071 398	MACQUARIE GROUP HOLDINGS NO.2 LTD	AUSTRALIA
124 071 478	MACQUARIE GROUP HOLDINGS NO.3 PTY LTD	AUSTRALIA
123 199 253	MACQUARIE GROUP INTERNATIONAL HOLDINGS PTY LIMITED	AUSTRALIA
122 169 279	MACQUARIE GROUP LIMITED	AUSTRALIA
245979	MACQUARIE GROUP NEW ZEALAND LIMITED	NEW ZEALAND
599031	MACQUARIE HALLWAY PROPERTY LIMITED	BRITISH VIRGIN ISLANDS
	MACQUARIE HARBOURSIDE ASSET MANAGEMENT LIMITED	CAYMAN ISLANDS
112 058 072	MACQUARIE HEALTH AND RETIREMENT PTY LIMITED	AUSTRALIA
100 509 975	MACQUARIE HEALTH HOLDINGS PTY LTD	AUSTRALIA
200703280D	MACQUARIE HOLDINGS (SINGAPORE) PTE. LTD	SINGAPORE
2428034/8609391	MACQUARIE HOLDINGS (U.S.A.) INC	UNITED STATES
116 381 634	MACQUARIE HORTICULTURAL SERVICES PTY LIMITED	AUSTRALIA
262381	MACQUARIE I.T. (NZ) LIMITED	NEW ZEALAND
421022	MACQUARIE IH IRELAND LIMITED	IRELAND
	MACQUARIE IMM INVESTMENT MANAGEMENT CO LIMITED	KOREA
991311787/3075842	MACQUARIE INC	UNITED STATES
116 548 880	MACQUARIE INCOME INVESTMENTS LIMITED	AUSTRALIA
11-90898	MACQUARIE INDIA ADVISORY SERVICES PRIVATE LIMITED	INDIA
58341	MACQUARIE INDIAN AIRPORTS ONE LIMITED	MAURITIUS
58340	MACQUARIE INDIAN AIRPORTS TWO LIMITED	MAURITIUS
071 501 918	MACQUARIE INDONESIA HOLDINGS PTY LIMITED	AUSTRALIA
077 595 012	MACQUARIE INFRASTRUCTURE DEBT MANAGEMENT LIMITED	AUSTRALIA
074 311 390	MACQUARIE INFRASTRUCTURE FUNDS MANAGEMENT LIMITED	AUSTRALIA
5755862	MACQUARIE INFRASTRUCTURE GP LIMITED	ENGLAND/WALES
170.3.028.960-5	MACQUARIE INFRASTRUCTURE HOLDINGS AG	SWITZERLAND
072 609 271	MACQUARIE INFRASTRUCTURE INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
072 652 736	MACQUARIE INFRASTRUCTURE LIMITED	AUSTRALIA
112 772 871	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED	AUSTRALIA
06823M	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED - SINGAPORE BRANCH	SINGAPORE
	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC	UNITED STATES
072 677 993	MACQUARIE INFRASTRUCTURE NO.2 LIMITED	AUSTRALIA
4339673	MACQUARIE INFRASTRUCTURE PARTNERS CANADA GP LTD	CANADA
20-4166306	MACQUARIE INFRASTRUCTURE PARTNERS INC	UNITED STATES

AUSCONO	COMPANY NAME	JURISDICTION
	MACQUARIE INFRASTRUCTURE PARTNERS U.S GP LLC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PRIVATE TRUSTEE COMPANY LIMITED	BERMUDA
	MACQUARIE INFRASTRUKTUR MANAGEMENT GMBH	GERMANY
200505701K	MACQUARIE INSURANCE (SINGAPORE) PTE. LTD.	SINGAPORE
117787C	MACQUARIE INTERNATIONAL ADVISORY LIMITED	ISLE OF MAN
502151	MACQUARIE INTERNATIONAL CAPITAL MARKETS LIMITED	HONG KONG
092 985 263	MACQUARIE INTERNATIONAL FINANCE LIMITED	AUSTRALIA
4125302	MACQUARIE INTERNATIONAL HOLDINGS LIMITED	ENGLAND/WALES
108 590 996	MACQUARIE INTERNATIONAL INVESTMENTS PTY LIMITED	AUSTRALIA
01802574	MACQUARIE INTERNATIONAL LIMITED	ENGLAND/WALES
169002	MACQUARIE INTERNATIONAL NEW YORK PARKING CO	CAYMAN ISLANDS
078 980 668	MACQUARIE INTERNATIONAL PROPERTY SERVICES PTY. LIMITED	AUSTRALIA
169050	MACQUARIE INTERNATIONAL SC INVESTMENTS CO	CAYMAN ISLANDS
	MACQUARIE INTERNATIONAL SMALL CAP ROADS CO	CAYMAN ISLANDS
2579363	MACQUARIE INTERNATIONALE HOLDINGS LIMITED	ENGLAND/WALES
4957256	MACQUARIE INTERNATIONALE INVESTMENTS LIMITED	ENGLAND/WALES
36631	MACQUARIE INVESTMENT (HONG KONG) LIMITED	HONG KONG
0785179	MACQUARIE INVESTMENT ADVISORY (BEIJING) CO LTD	CHINA
122 939 600	MACQUARIE INVESTMENT HOLDINGS LIMITED	AUSTRALIA
112 017 919	MACQUARIE INVESTMENT HOLDINGS NO.2 PTY LIMITED	AUSTRALIA
WN 1114216	MACQUARIE INVESTMENT MANAGEMENT (NZ) LIMITED	NEW ZEALAND
3976881	MACQUARIE INVESTMENT MANAGEMENT (UK) LIMITED	UNITED KINGDOM
002 867 003	MACQUARIE INVESTMENT MANAGEMENT LTD	AUSTRALIA
071 745 401	MACQUARIE INVESTMENT SERVICES LIMITED	AUSTRALIA
WK-133809	MACQUARIE INVESTMENTS (SINGAPORE) LIMITED	CAYMAN ISLANDS
4104671	MACQUARIE INVESTMENTS (UK) LIMITED	ENGLAND/WALES
20-5871327	MACQUARIE INVESTMENTS (USA) INC	UNITED STATES
5582630	MACQUARIE INVESTMENTS 1 LIMITED	ENGLAND/WALES
5708696	MACQUARIE INVESTMENTS 2 LIMITED	ENGLAND/WALES
069 416 977	MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED	AUSTRALIA
74953	MACQUARIE INVESTMENTS DEUTSCHLAND GMBH	GERMANY
	MACQUARIE INVESTMENTS LLC	UNITED STATES
119 211 433	MACQUARIE INVESTORS PTY LTD	AUSTRALIA
459515-H	MACQUARIE IT SDN BHD	KUALA LUMPUR
107 147 222	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED	AUSTRALIA
107 147 188	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED	AUSTRALIA
117 560 282	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED	AUSTRALIA
0199-03-012590	MACQUARIE JAPAN INFRASTRUCTURE NO 3 PTY LIMITED (JAPAN BRANCH)	JAPAN
117 560 415	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED	AUSTRALIA
0199-03-012591	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED (JAPAN BRANCH)	JAPAN
	MACQUARIE JAPAN PROPERTY TRUST	AUSTRALIA
119 106 053	MACQUARIE JAQUES PTY LIMITED	AUSTRALIA
110 990 184	MACQUARIE JIN LIN PTY LIMITED	AUSTRALIA
122 774 289	MACQUARIE KEMBLE WATER HOLDINGS PTY LTD	AUSTRALIA
104-81-53531	MACQUARIE KOREA CO. LTD	KOREA
104-81-95716	MACQUARIE KOREA OPPORTUNITIES MANAGEMENT, INC.	KOREA
5487970	MACQUARIE KOREAN INVESTMENT HOLDINGS LIMITED	ENGLAND/WALES
001156	MACQUARIE LEASING (CHINA) CO LIMITED	CHINA
243880	MACQUARIE LEASING (NZ) LIMITED	NEW ZEALAND
2997799	MACQUARIE LEASING (UK) LIMITED	ENGLAND/WALES
05867292	MACQUARIE LEASING LIMITED	UNITED KINGDOM
002 675 032	MACQUARIE LEASING NSW PTY. LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
002 674 982	MACQUARIE LEASING PTY. LIMITED	AUSTRALIA
010 529 638	MACQUARIE LEASING QLD PTY. LIMITED	AUSTRALIA
105 453 834	MACQUARIE LEISURE DEVELOPMENTS LIMITED	AUSTRALIA
079 630 676	MACQUARIE LEISURE MANAGEMENT LIMITED	AUSTRALIA
002 574 914	MACQUARIE LEISURE SERVICES PTY LIMITED	AUSTRALIA
206 344	MACQUARIE LENDING NZ LIMITED	NEW ZEALAND
003 963 773	MACQUARIE LIFE LIMITED	AUSTRALIA
122 572 641	MACQUARIE LIVESTOCK COMPANY LIMITED	AUSTRALIA
564 589 8	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS 2 LIMITED	UNITED KINGDOM
5582620	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS LIMITED	ENGLAND/WALES
5582628	MACQUARIE LONDON EXCHANGE INVESTMENTS LIMITED	ENGLAND/WALES
20-5426915	MACQUARIE LONGVIEW ACQUISITIONS LLC	UNITED STATES
4986957	MACQUARIE LONGVIEW HOLDINGS INC	UNITED STATES
20-5426915	MACQUARIE LONGVIEW MIDSTREAM LLC	UNITED STATES
20-5426915	MACQUARIE LONGVIEW UPSTREAM LLC	UNITED STATES
114 174 168	MACQUARIE LP FINANCE COMPANY PTY LIMITED	AUSTRALIA
	MACQUARIE LUXEMBOURG INVESTMENT SARL	LUXEMBOURG
115 038 470	MACQUARIE MANAGED INVESTMENTS LIMITED	AUSTRALIA
116 208 354	MACQUARIE MANAGEMENT COMPANY (ISF) 3 LIMITED	AUSTRALIA
51142 C1/GBL	MACQUARIE MAURITIUS INVESTMENTS LIMITED	MAURITIUS
116 007 740	MACQUARIE MCO HOLDINGS PTY LIMITED	AUSTRALIA
3720443	MACQUARIE MDT HOLDINGS INC	UNITED STATES
108 538 218	MACQUARIE MEDIA FUND MANAGEMENT LIMITED	AUSTRALIA
115 524 019	MACQUARIE MEDIA MANAGEMENT LIMITED	AUSTRALIA
639997-5	MACQUARIE METALS AND ENERGY CAPITAL (CANADA) LTD.	CANADA
4921203	MACQUARIE METERS 1 (UK) LIMITED	ENGLAND/WALES
4920378	MACQUARIE METERS 2 (UK) LIMITED	ENGLAND/WALES
095 180 564	MACQUARIE MIDDLE EAST HOLDINGS PTY LIMITED	AUSTRALIA
115 524 028	MACQUARIE MIDDLE EAST MANAGEMENT LIMITED	AUSTRALIA
112 748 599	MACQUARIE MIDDLE EAST REAL ESTATE CAPITAL HOLDINGS PTY LTD	AUSTRALIA
51-0566317	MACQUARIE MISSISSIPPI GAS INC.	UNITED STATES
117 033 431	MACQUARIE MOORE STREET PTY LIMITED	AUSTRALIA
120 070 788	MACQUARIE MORTGAGES CANADA HOLDINGS PTY LIMITED	AUSTRALIA
057 760 175	MACQUARIE MORTGAGES PTY LIMITED	AUSTRALIA
010473862/3438695	MACQUARIE MORTGAGES USA INC	UNITED STATES
009 636 257	MACQUARIE N.T. LEASING PTY. LIMITED	AUSTRALIA
200404077D	MACQUARIE NE HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
20-3669351	MACQUARIE NEW YORK PARKING INC.	UNITED STATES
334868	MACQUARIE NEW ZEALAND LIMITED	NEW ZEALAND
123 851 436	MACQUARIE NOOSA PTY LTD	AUSTRALIA
418159-0	MACQUARIE NORTH AMERICA HOLDINGS LTD	CANADA
348101-8	MACQUARIE NORTH AMERICA LTD.	CANADA
393998-7	MACQUARIE NORTH AMERICA SECURITIES LTD	CANADA
107 464 620	MACQUARIE NOTE INVESTMENTS PTY LIMITED	AUSTRALIA
008 595 711	MACQUARIE NZ HOLDINGS PTY LIMITED	AUSTRALIA
117 033 637	MACQUARIE OFFICE COLLINS STREET PTY LIMITED	AUSTRALIA
006 765 206	MACQUARIE OFFICE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE OFFICE TRS SERVICES INC	UNITED STATES
	MACQUARIE ONE LIMITED	UNITED ARAB EMIRATES
002 934 705	MACQUARIE OPTIONS PTY. LIMITED	AUSTRALIA
108 538 003	MACQUARIE PARKING INFRASTRUCTURE PTY LIMITED	AUSTRALIA
111 494 172	MACQUARIE PARTNERSHIP FINANCE CO PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
107 464 264	MACQUARIE PARTNERSHIP INVESTMENT HOLDINGS PTY LIMITED	AUSTRALIA
122 169 368	MACQUARIE PASTORAL MANAGEMENT LTD	AUSTRALIA
122 169 304	MACQUARIE PASTORAL SERVICES LTD	AUSTRALIA
115 251 619	MACQUARIE PAYMENTS INFRASTRUCTURE HOLDINGS PTY LIMITED	AUSTRALIA
6221084	MACQUARIE PETERBOROUGH HOSPITAL LIMITED	UNITED KINGDOM
091 666 929	MACQUARIE PHOTONICS PTY LIMITED	AUSTRALIA
093 919 727	MACQUARIE PIB MANAGEMENT PTY LIMITED	AUSTRALIA
107 464 586	MACQUARIE PORTFOLIO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
107 464 540	MACQUARIE PORTFOLIO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
078 271 226	MACQUARIE PORTFOLIO SERVICES PTY LIMITED	AUSTRALIA
20-4044600	MACQUARIE PORTS INC	UNITED STATES
423531-2	MACQUARIE POWER MANAGEMENT LTD	CANADA
200703284G	MACQUARIE PRINCIPAL (SINGAPORE) PTE. LTD	SINGAPORE
112 561 501	MACQUARIE PRINCIPAL PTY LIMITED	AUSTRALIA
082 038 328	MACQUARIE PRISM PTY LIMITED	AUSTRALIA
116 782 006	MACQUARIE PRIVATE CAPITAL MANAGEMENT LIMITED	AUSTRALIA
WN1 144 511	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT (NZ) PTY LIMITED	NEW ZEALAND
089 987 388	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
074 453 393	MACQUARIE PROJECT FINANCE PTY LIMITED	AUSTRALIA
0199-01-089825	MACQUARIE PROPERTIES JAPAN LIMITED KK	JAPAN
064 904 169	MACQUARIE PROPERTY (OBU) PTY LIMITED	AUSTRALIA
104-81-74725	MACQUARIE PROPERTY ADVISORS KOREA LTD.	KOREA
008 606 826	MACQUARIE PROPERTY CHINA PTY LIMITED	AUSTRALIA
077 727 318	MACQUARIE PROPERTY DEVELOPMENT FINANCE PTY LIMITED	AUSTRALIA
AK 640307	MACQUARIE PROPERTY FINANCE LIMITED	NEW ZEALAND
076 560 917	MACQUARIE PROPERTY FINANCE MANAGEMENT PTY LIMITED	AUSTRALIA
109 837 783	MACQUARIE PROPERTY FUNDS LIMITED	AUSTRALIA
065 878 962	MACQUARIE PROPERTY INTERNATIONAL PTY LIMITED	AUSTRALIA
105 453 736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 LIMITED	AUSTRALIA
120 957 333	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 5 LIMITED	AUSTRALIA
120 957 360	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 6 LIMITED	AUSTRALIA
088 772 203	MACQUARIE PROPERTY INVESTMENT MANAGEMENT HOLDINGS LIMITED	AUSTRALIA
124 282 364	MACQUARIE PUZZLE NO.1 PTY LIMITED	AUSTRALIA
124 282 319	MACQUARIE PUZZLE NO.2 PTY LIMITED	AUSTRALIA
124 683 218	MACQUARIE PUZZLE NO.3 PTY LIMITED	AUSTRALIA
124 683 174	MACQUARIE PUZZLE NO.4 PTY LIMITED	AUSTRALIA
124 683 147	MACQUARIE PUZZLE NO.5 PTY LIMITED	AUSTRALIA
124 683 110	MACQUARIE PUZZLE NO.6 PTY LIMITED	AUSTRALIA
113 621 024	MACQUARIE QUEEN STREET PTY LIMITED	AUSTRALIA
20-3609362	MACQUARIE RAIL INC.	UNITED STATES
6474756	MACQUARIE RAIL LIMITED	CANADA
115 220 123	MACQUARIE READING PTY LIMITED	AUSTRALIA
623285	MACQUARIE REAL ESTATE ASIA LIMITED	HONG KONG
095 916 068	MACQUARIE REAL ESTATE ASIA NOMINEES PTY LIMITED	AUSTRALIA
5778777	MACQUARIE REAL ESTATE EUROPE LIMITED	ENGLAND/WALES
1259575	MACQUARIE REAL ESTATE FINANCE CONSULTING INC	UNITED STATES
22-3845767	MACQUARIE REAL ESTATE FINANCE INC	UNITED STATES
20-5331405	MACQUARIE REAL ESTATE HOLDINGS INC	UNITED STATES
981422025-2920528	MACQUARIE REAL ESTATE INC	UNITED STATES
114 018 370	MACQUARIE REAL ESTATE INVESTMENTS PTY LIMITED	AUSTRALIA
058 056 616	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (ACT) PTY LIMITED	AUSTRALIA
003 420 460	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (NSW) PTY. LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
010 795 794	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (QLD) PTY LIMITED	AUSTRALIA
123 021 812	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (SA) PTY LIMITED	AUSTRALIA
123 021 938	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (TAS) PTY LIMITED	AUSTRALIA
005 996 725	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (VIC) PTY LIMITED	AUSTRALIA
079 672 450	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (WA) PTY LIMITED	AUSTRALIA
119 898 038	MACQUARIE REAL ESTATE MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
200509669E	MACQUARIE REAL ESTATE SINGAPORE PTE LIMITED	SINGAPORE
20-6745572	MACQUARIE REAL ESTATE TELECOM HOLDINGS LLC	UNITED STATES
102 368 052	MACQUARIE REALTY SERVICES AUSTRALIA PTY LIMITED	AUSTRALIA
4535338	MACQUARIE REGIONAL SHAREHOLDINGS (UK) LIMITED	ENGLAND/WALES
112 147 350	MACQUARIE RENEWABLES HOLDINGS PTY LIMITED	AUSTRALIA
112 588 664	MACQUARIE RENEWABLES MANAGEMENT LIMITED	AUSTRALIA
125 098 339	MACQUARIE RESIDENTIAL (STATE) MANAGEMENT PTY LTD	AUSTRALIA
125 098 179	MACQUARIE RESIDENTIAL MANAGEMENT PTY LTD	AUSTRALIA
	MACQUARIE RESOURCE CAPITAL CANADA LTD	CANADA
37450	MACQUARIE RG INVESTMENTS LIMITED	BERMUDA
006 219 852	MACQUARIE RISK ADVISORY SERVICES LIMITED	AUSTRALIA
003 898 413	MACQUARIE RISK MANAGEMENT ADVISORY PTY LIMITED	AUSTRALIA
119 105 896	MACQUARIE ROBINSONS PTY LIMITED	AUSTRALIA
121 066 493	MACQUARIE RPD HOLDINGS PTY LTD	AUSTRALIA
20-4438523	MACQUARIE SC INVESTMENTS INC	UNITED STATES
063 267 032	MACQUARIE SCIENCE HOLDINGS PTY LIMITED	AUSTRALIA
199704430K	MACQUARIE SECURITIES (ASIA) PTE LIMITED	SINGAPORE
002 832 126	MACQUARIE SECURITIES (AUSTRALIA) LIMITED	AUSTRALIA
418160-3	MACQUARIE SECURITIES (CANADA) LTD	CANADA
11-89592	MACQUARIE SECURITIES (INDIA) PRIVATE LIMITED	INDIA
MC - 134609	MACQUARIE SECURITIES (JAPAN) LIMITED	CAYMAN ISLANDS
15184/2070	MACQUARIE SECURITIES (MAURITIUS) LIMITED	MAURITIUS
1748511	MACQUARIE SECURITIES (NEW ZEALAND) LIMITED	NEW ZEALAND
180496	MACQUARIE SECURITIES (PHILIPPINES) INC	PHILIPPINES
198702912C	MACQUARIE SECURITIES (SINGAPORE) PTE LIMITED	SINGAPORE
2382080/6809385	MACQUARIE SECURITIES (USA) INC	UNITED STATES
104-81-99444	MACQUARIE SECURITIES KOREA LIMITED	KOREA
135973	MACQUARIE SECURITIES LIMITED	HONG KONG
003 435 443	MACQUARIE SECURITIES MANAGEMENT PTY LIMITED	AUSTRALIA
2006/023546/07	MACQUARIE SECURITIES SOUTH AFRICA LIMITED	SOUTH AFRICA
641342	MACQUARIE SECURITISATION (HONG KONG) LIMITED	HONG KONG
075 289 002	MACQUARIE SECURITISATION (OBU) PTY LIMITED	AUSTRALIA
003 297 336	MACQUARIE SECURITISATION LIMITED	AUSTRALIA
20- 1702053	MACQUARIE SECURITIZATION USA LLC	UNITED STATES
496224	MACQUARIE SERVICES (HONG KONG) LIMITED	HONG KONG
200513362E	MACQUARIE SERVICES SINGAPORE PTE LIMITED	SINGAPORE
125 336 101	MACQUARIE SHENTON PTY LIMITED	AUSTRALIA
096 705 341	MACQUARIE SOUTH KINGSCLIFF PTY LIMITED	AUSTRALIA
B84472539	MACQUARIE SPAIN S.L.	SPAIN
	MACQUARIE SPECIALISED ASSET MANAGEMENT (BERMUDA) LIMITED	BERMUDA
075 295 608	MACQUARIE SPECIALISED ASSET MANAGEMENT 2 LIMITED	AUSTRALIA
087 382 965	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED	AUSTRALIA
418161-1	MACQUARIE SPECIALIZED FINANCING LTD	CANADA
065 747 417	MACQUARIE STRUCTURED PRODUCTS (INTERNATIONAL) LIMITED	AUSTRALIA
583316	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED	BRITISH VIRGIN ISLANDS
008 607 074	MACQUARIE STRUCTURED PRODUCTS AUSTRALIA LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
008 607 038	MACQUARIE SWAN STREET PTY LIMITED	AUSTRALIA
092 034 403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD	AUSTRALIA
092 034 485	MACQUARIE SYNDICATE NOMINEE PTY LTD	AUSTRALIA
069 344 289	MACQUARIE SYNDICATION (NO. 22) PTY. LIMITED	AUSTRALIA
069 344 387	MACQUARIE SYNDICATION (NO. 23) PTY. LIMITED	AUSTRALIA
062 060 879	MACQUARIE SYNDICATION (NO. 7) PTY. LIMITED	AUSTRALIA
065 309 033	MACQUARIE SYNDICATION (NO.12) PTY LIMITED	AUSTRALIA
392769-T	MACQUARIE TECHNOLOGIES (M) SDN BHD	KUALA LUMPUR
421234	MACQUARIE TECHNOLOGY FINANCE LIMITED	IRELAND
124 335 593	MACQUARIE TECHNOLOGY FINANCE PTY LIMITED	AUSTRALIA
	MACQUARIE TECHNOLOGY HOLDINGS (MALTA) LIMITED	MALTA
080 218 846	MACQUARIE TECHNOLOGY INVESTMENTS LIMITED	AUSTRALIA
009 641 196	MACQUARIE TECHNOLOGY SERVICES PTY LTD	AUSTRALIA
080 472 751	MACQUARIE TECHNOLOGY VENTURES PTY LTD	AUSTRALIA
100 708 254	MACQUARIE TELECOMMUNICATIONS HOLDINGS PTY LTD	AUSTRALIA
008 606 782	MACQUARIE THIRTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 906	MACQUARIE THIRTY-THIRD AVIATION LEASING PTY. LIMITED	AUSTRALIA
009 642 933	MACQUARIE TOURISM & LEISURE PTY LIMITED	AUSTRALIA
	MACQUARIE TRADING SERVICES INC	UNITED STATES
1888243	MACQUARIE TREASURY FINANCE (NZ) LIMITED	NEW ZEALAND
	MACQUARIE TREASURY MANAGEMENT LTD.	BERMUDA
232767	MACQUARIE TREUVERMOEGEN GMBH	GERMANY
008 607 029	MACQUARIE TWELFTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 607 109	MACQUARIE TWENTIETH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 853	MACQUARIE TWENTY-EIGHTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 844	MACQUARIE TWENTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
115 219 988	MACQUARIE UK PROPERTY MANAGEMENT PTY LIMITED	AUSTRALIA
261723	MACQUARIE VEHICLES (NZ) LIMITED	NEW ZEALAND
HRB 56359	MACQUARIE VERWALTUNGS GMBH	GERMANY
158966	MACQUARIE WEALTH MANAGEMENT (INDIA) PRIVATE LIMITED	INDIA
117 212 763	MACT FRANCHISE PTY LIMITED	AUSTRALIA
116 209 057	MACT HOLDING COMPANY PTY LIMITED	AUSTRALIA
116 208 603	MACT NETWORK PTY LIMITED	AUSTRALIA
120 032 822	MACT RENTAL PTY LIMITED	AUSTRALIA
117 033 226	MACV NO. 1 PTY LIMITED	AUSTRALIA
006 010 500	MAIL HOLDINGS PTY LIMITED	AUSTRALIA
090 975 456	MARGIN LENDING NOMINEES PTY LIMITED	AUSTRALIA
102 964 312	MASL NO. 2 PTY LIMITED	AUSTRALIA
44918	MAYVEN INTERNATIONAL LIMITED	ENGLAND/WALES
5842104	MAYVEN UK PLC	UNITED KINGDOM
008 607 092	MBL REALTY INVESTMENT MANAGEMENT PTY. LIMITED	AUSTRALIA
001 330 132	MBL RIVER LINKS PTY LIMITED	AUSTRALIA
363941	MC CAPITAL GROUP	IRELAND
069 343 693	MC CAPITAL HOLDINGS NO.1 PTY LIMITED	AUSTRALIA
069 343 791	MC CAPITAL HOLDINGS NO.2 PTY LIMITED	AUSTRALIA
078 223 382	MCF LEASING PTY LIMITED	AUSTRALIA
SC280388	MEIF (SCOTLAND) GP LIMITED	SCOTLAND
4866246	MEIF (UK) LIMITED	ENGLAND/WALES
006 238 482	MEMNON PTY. LIMITED	AUSTRALIA
007 226 306	MENDLESHAM CORPORATION PTY. LIMITED	AUSTRALIA
084 781 555	MERIT MANAGEMENT NO.1 PTY LIMITED	AUSTRALIA
084 781 493	MERIT NO.1 PTY LIMITED	AUSTRALIA
44919	MGIG INTERNATIONAL LIMITED	UNITED KINGDOM

AUSCONO	COMPANY NAME	JURISDICTION
5841526	MGIG UK HOLDINGS LIMITED	ENGLAND/WALES
5841526	MGIG UK LIMITED	ENGLAND/WALES
	MGIG US HOLDINGS LLC	UNITED STATES
	MGJ HOLDINGS PTE LIMITED	SINGAPORE
	MIF US INVESTMENT HOLDINGS LLC	UNITED STATES
	MIF US INVESTMENT PARTNERSHIP	UNITED STATES
BC0758550	MIH (ABBOTSFORD) HOLDINGS LIMITED	CANADA
BC0758549	MIH (VANCOUVER) HOLDINGS LIMITED	CANADA
	MIH BERMUDA 1 LIMITED	BERMUDA
	MIH BERMUDA 2 LIMITED	BERMUDA
	MIH LUXEMBOURG SA	LUXEMBOURG
4261648	MIHI LLC	UNITED STATES
	MIOM 2 LIMITED	ISLE OF MAN
59705	MIREF INTERNATIONAL HOLDINGS LIMITED	MAURITIUS
124 392 829	MITCHELL HEALTH PARTNERSHIP HOLDINGS PTY LIMITED	AUSTRALIA
124 393 166	MITCHELL HEALTH PARTNERSHIP PTY LIMITED	AUSTRALIA
	MJL ACE LTD	JAPAN
	MJL BAY LTD	JAPAN
	MJL COOKIE LTD	JAPAN
	MJL HAWK LTD	JAPAN
	MJL IMPULSE LTD	JAPAN
20-1702053	MMUSA WAREHOUSE NO 1 LLC	UNITED STATES
	MONGOOSE ACQUISITION LLC	UNITED STATES
103 410 297	MONGOOSE PTY LTD	AUSTRALIA
WK-133920	MONKWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
086 587 608	MONT PARK DEVELOPMENT COMPANY PTY LIMITED	AUSTRALIA
061 160 558	MQ CAPITAL PTY LIMITED	AUSTRALIA
092 552 611	MQ PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
200703288K	MQ SPECIALISED INVESTMENT MANAGEMENT (SINGAPORE) PTE. LIMITED	SINGAPORE
086 438 995	MQ SPECIALIST INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
124 335 333	MTF HOLDINGS PTY LIMITED	AUSTRALIA
117 100 615	MUSASHI INVESTOR PTY LIMITED	AUSTRALIA
001 902 165	MXMM FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
003 337 675	NANWAY NOMINEES PTY LIMITED	AUSTRALIA
	NDI NO.1 LLC	UNITED STATES
111 180 271	NEW MEDIA HOLDINGS PTY LIMITED	AUSTRALIA
079 630 603	OMNI LEISURE OPERATIONS PTY LIMITED	AUSTRALIA
092 609 428	OMNI SPORTS MANAGEMENT PTY LTD	AUSTRALIA
113 519 823	OT HOLDINGS PTY LIMITED	AUSTRALIA
071 982 244	PACIFIC RIM OPERATIONS LIMITED	AUSTRALIA
008 586 365	PARAY PTY. LIMITED	AUSTRALIA
107 805 452	PARENTS@WORK PTY LIMITED	AUSTRALIA
008 596 656	PARSEES PTY LIMITED	AUSTRALIA
180547	PASLEY INTERNATIONAL LIMITED	VIRGIN ISLANDS, BRITISH
116 467 237	PELLMAC PTY LIMITED	AUSTRALIA
6053196	PETERBOROUGH (PROGRESS HEALTH) HOLDINGS LIMITED	ENGLAND/WALES
6052726	PETERBOROUGH (PROGRESS HEALTH) NOMINEE LIMITED	ENGLAND/WALES
6054624	PETERBOROUGH (PROGRESS HEALTH) PLC	ENGLAND/WALES
115 622 449	PIB PROJECT CO A PTY LIMITED	AUSTRALIA
115 622 458	PIB PROJECT CO B PTY LIMITED	AUSTRALIA
117 100 599	PLEIADES INVESTOR PTY LIMITED	AUSTRALIA
	PLEIADES YUGEN KAISHA	JAPAN

AUSCONO	COMPANY NAME	JURISDICTION
080 106 412	POLAR FINANCE LIMITED	AUSTRALIA
	PT MACQUARIE KONSULTAN INDONESIA	INDONESIA
09.03.1.67.21972	PT MACQUARIE SECURITIES INDONESIA	INDONESIA
111 086 705	PTK INVESTOR PTY LIMITED	AUSTRALIA
03425562	PULSE 24 LIMITED	UNITED KINGDOM
070 603 824	PUMA FINANCE LIMITED	AUSTRALIA
064 904 212	PUMA MANAGEMENT PTY LIMITED	AUSTRALIA
069 344 190	Q RENT PTY LIMITED	AUSTRALIA
5504362	RADIO UK HOLDINGS LIMITED	ENGLAND/WALES
118 472 441	RANSHAR PTY LTD	AUSTRALIA
008 606 880	REMA NOMINEES PTY. LIMITED	AUSTRALIA
124 947 388	RESF NO. 1 PTY LTD	AUSTRALIA
054 982 106	RESIDCO PTY. LIMITED	AUSTRALIA
119 974 619	RETIREMENT VILLAGES GROUP MANAGEMENT LIMITED	AUSTRALIA
119 974 597	RETIREMENT VILLAGES GROUP R.E. LIMITED	AUSTRALIA
WK-119866	ROPEMAKER STREET INVESTMENTS LIMITED	CAYMAN ISLANDS
005 129 984	ROSS PLASTICS PTY LTD	AUSTRALIA
006 566 427	RUGARNO PTY LIMITED	AUSTRALIA
071 366 339	SANTORINI ONE PTY LIMITED	AUSTRALIA
008 597 840	SECURE AUSTRALIA MANAGEMENT PTY. LIMITED	AUSTRALIA
058 639 688	SEDULOUS INVESTMENTS PTY LIMITED	AUSTRALIA
003 484 259	SHALINA PTY LIMITED	AUSTRALIA
3100036445	SHANGHAI CHENGLI PROPERTIES CO LTD	CHINA
	SHERLOCK SECURITIES LIMITED	CAYMAN ISLANDS
008 508 030	SPAL PTY LIMITED	AUSTRALIA
075 364 064	STRUCTURED PRIME ASSET RECEIVABLES (SPARS) NO. 1 PTY LIMITED	AUSTRALIA
113 707 216	SYDNEY WEST HOUSING PARTNERSHIP PTY LIMITED	AUSTRALIA
050 069 817	SYNDICATED ASSET MANAGEMENT PTY. LIMITED	AUSTRALIA
	TAIKANSAN KAIHATSU LIMITED	JAPAN
	TECHNOLOGY INVESTMENTS (LUXEMBOURG) S.A.R.L.	LUXEMBOURG
085 356 770	TEGENSEE PTY LIMITED	AUSTRALIA
070 142 951	TELBANE PTY LTD	AUSTRALIA
079 630 649	TEN7 PTY LIMITED	AUSTRALIA
064 721 080	TOUCHSTONE LIVING PTY LIMITED	AUSTRALIA
009 633 603	TRYPTIC PTY LIMITED	AUSTRALIA
116 908 608	UPL (BONNYRIGG) PTY LIMITED	AUSTRALIA
114 734 986	UPL (BRIBIE ISLAND) PTY LIMITED	AUSTRALIA
114 734 557	UPL (CATHERINE FIELD) PTY LIMITED	AUSTRALIA
116 908 537	UPL (KIRRA) PTY LIMITED	AUSTRALIA
113 665 455	UPL (LEOPOLD) PTY LIMITED	AUSTRALIA
115 007 915	UPL (LIVERPOOL) PTY LIMITED	AUSTRALIA
116 908 653	UPL (NO 10) PTY LIMITED	AUSTRALIA
116 908 493	UPL (NO 6) PTY LIMITED	AUSTRALIA
116 908 582	UPL (NO 7) PTY LIMITED	AUSTRALIA
116 908 635	UPL (NO 9) PTY LIMITED	AUSTRALIA
115 793 685	UPL (NSW) PTY LIMITED	AUSTRALIA
115 007 933	UPL (PORTARLINGTON) PTY LIMITED	AUSTRALIA
120 934 741	UPL (QLD) PTY LIMITED	AUSTRALIA
085 359 833	UPL (SA) PTY LIMITED	AUSTRALIA
084 657 616	UPL (UNDERDALE) PTY LIMITED	AUSTRALIA
115 912 822	UPL (VIC) PTY LIMITED	AUSTRALIA
095 793 141	UPL (WA) PTY LTD	AUSTRALIA
115 007 755	UPL (WHITBY) PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
081 119 619	UPL DEVELOPMENTS PTY LIMITED	AUSTRALIA
115 007 862	UPL MACQUARIE PTY LIMITED	AUSTRALIA
096 705 298	UPL RIVER LINKS INVESTMENTS PTY LTD	AUSTRALIA
055 500 902	UPMILL NOMINEES PTY LIMITED	AUSTRALIA
113 918 166	URBAN PACIFIC (BEROWRA) PTY LIMITED	AUSTRALIA
115 131 345	URBAN PACIFIC (FLETCHER) PTY LIMITED	AUSTRALIA
114 197 429	URBAN PACIFIC (SOMERSET) PTY LIMITED	AUSTRALIA
081 119 495	URBAN PACIFIC LIMITED	AUSTRALIA
092 034 458	URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED	AUSTRALIA
008 592 916	UTOPIA PTY LIMITED	AUSTRALIA
003 201 303	VALCORA PTY LIMITED	AUSTRALIA
080 218 622	VICWIRE PARTNERSHIP PTY LIMITED	AUSTRALIA
079 878 783	VOLATIC PTY LIMITED	AUSTRALIA
079 865 311	VOLBING PTY LIMITED	AUSTRALIA
095 793 169	VUE APARTMENTS PTY LTD	AUSTRALIA
200604119K	WARATAH AIRCRAFT LEASING PTE LTD	SINGAPORE
122 740 327	WATTLE POINT SPV PTY LIMITED	AUSTRALIA
	WILMINGTON INVESTMENT FUND NO.1 LIMITED LLC	UNITED STATES
HRA 22450	WINDKRAFT HOLLEBEN 1 GMBH & CO KG	GERMANY
	WINDPARK BIPPEN GRUNSTUCKS GMBH & CO KG	GERMANY
054 813 080	WOODROSS NOMINEES PTY. LIMITED	AUSTRALIA
002 736 423	WUXTA PTY LIMITED	AUSTRALIA
5532426	YBR FEEDER GP LIMITED	UNITED KINGDOM
MC-142957	YEUNG UK NO.1	CAYMAN ISLANDS
BC0725255	YUKON RIVER BRIDGE INVESTMENT MANAGEMENT LTD.	CANADA
002 798 503	ZELENKA PTY LIMITED	AUSTRALIA
008 644 362	ZOFFANIES PTY. LIMITED	AUSTRALIA

ANNEXURE 'B'

This is the annexure marked 'B' of 1 page referred to in the 'Notice of initial substantial holder '.

Michael Panikian
Assistant Company Secretary, Macquarie Bank Limited
31 May 2007

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number and Class of Securities		Person's votes affected
23/5/07	MIML	Purchase of Securities	$7.14 per share	5,400	FPO	5,400
24/5/07	MIML	Purchase of Securities	$7.01 per share	284,008	FPO	284,008
24/5/07	MIML	Purchase of Securities	$7.01 per share	14,195	FPO	14,195
24/5/07	MIML	Purchase of Securities	$7.01 per share	294,301.06	FPO	294,301.06
24/5/07	MIML	Purchase of Securities	$7.01 per share	1,180,494.06	FPO	1,180,494.06
24/5/07	MIML	Purchase of Securities	$7.01 per share	40,248.34	FPO	40,248.34
24/5/07	MIML	Purchase of Securities	$7.01 per share	58,976.45	FPO	58,976.45
24/5/07	MIML	Purchase of Securities	$7.01 per share	1,954.21	FPO	1,954.21
24/5/07	MIML	Purchase of Securities	$7.01 per share	350,216.47	FPO	350,216.47
24/5/07	MIML	Purchase of Securities	$7.01 per share	14,751.11	FPO	14,751.11
24/5/07	MIML	Sale of Securities	$7.01 per share	200,000	FPO	200,000
24/5/07	MPPM	Purchase of Securities	$7.01 per share	10,727	FPO	10,727
24/5/07	MBL	Sale of Securities	$7.01 per share	2,300	FPO	2,300

See previous notices of 23/3/07, 11/4/07, 13/4/07, 4/5/07, 23/5/07

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 5925
Facsimile:
(02) 8232 4437

Email Address
johanna.uy@macquarie.com

Please telephone
Johanna Uy on
(02) 8232 5925
if complete transmission
not received.

RMD Compliance

Attention	Company Announcements	**Date**	31 May 2007
Company	ASX		
Fax No	02 9778 0999	**Pages**	24 (incl. this page)
From	Johanna Uy	**Priority**	Routine

MACQUARIE BANK

Message

FORM 605

Attached FORM 605 re Macquarie Goodman Group (MGQ).

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To	Company Name	Macquarie Goodman Group (MGQ.AX) Level 10 60 Castlereagh Street Sydney NSW 2000
	ACN	09 213 839

1. Details of substantial holder [1]

Name	Macquarie Bank Limited ("MBL") and its controlled bodies corporate listed in Annexure A (the "MBL Group")
ACN (if applicable)	008 583 542
The holder ceased to be a substantial holder on:	23 May 2007
The previous notice was given to the company on:	9 May 2007
The previous notice was dated:	4 May 2007

2. Changes in relevant interests

The Particulars of each change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number of	and Class Securities	Person's votes affected
					Fully paid	
See	Annexure B					

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed their nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows.

Name and ACN (if applicable)	Nature of association
MBL & MBL Group Entities	Controlled Entities

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL Group	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
Macquarie Bank Limited "MBL"	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
Macquarie Investment Management Limited "MIML"	C\- Level 7, 1 Martin Place, Sydney, NSW, 2000
Macquarie Private Portfolio Management Limited "MPPM"	C\- Level 7, 1 Martin Place, Sydney, NSW, 2000
MQ Specialist Investment Management Limited "MQSIML"	C\- Level 7, 1 Martin Place, Sydney, NSW, 2000

Signature

print name Michael Panikian capacity Assistant Company Secretary

sign here [signature] date 31 May 2007

ANNEXURE 'A'

This is the annexure marked 'A' of 16 pages referred to in the 'Notice of ceasing to be a substantial holder'

Michael Panikian
Assistant Company Secretary, Macquarie Bank Limited
31 May 2007

CONTROLLED BODIES CORPORATE

AUSCONO	COMPANY NAME	JURISDICTION
2083875	2083875 ONTARIO INC.	CANADA
6578268	6578268 CANADA INC	CANADA
124 437 574	ACCESS GP CO PTY LIMITED	AUSTRALIA
124 437 421	ACCESS LP CO PTY LIMITED	AUSTRALIA
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED	CAYMAN ISLANDS
078 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED	AUSTRALIA
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	AUSTRALIA
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	AUSTRALIA
075 176 993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	AUSTRALIA
008 640 177	ALEATORY PTY. LIMITED	AUSTRALIA
081 119 477	ALLOCA (NO. 4) PTY. LIMITED	AUSTRALIA
	AMAZON PARTICIPACOES DO BRASIL S.A.	BRAZIL
106 608 422	AMICUS CURIAE PTY LIMITED	AUSTRALIA
078 953 607	AMT MANAGEMENT LIMITED	AUSTRALIA
WK-131747	ASHER SECURITIES LIMITED	CAYMAN ISLANDS
124 437 609	ASIAN PACIFIC PROPERTY 2007 PTY LIMITED	AUSTRALIA
093 979 223	BAO WAVE PTY LIMITED	AUSTRALIA
059 814 818	BAROSSA GE PTY LIMITED	AUSTRALIA
008 604 966	BELIKE NOMINEES PTY. LIMITED	AUSTRALIA
008 607 065	BOND STREET CUSTODIANS LIMITED	AUSTRALIA
008 606 924	BOND STREET INVESTMENTS PTY. LIMITED	AUSTRALIA
071 247 606	BOND STREET LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
004 680 004	BOSTON AUSTRALIA PTY LIMITED	AUSTRALIA
005 006 702	BOSTON LEASING PTY. LIMITED	AUSTRALIA
06091645	BRUNA MOON SL	SPAIN
88217	BUNHILL INVESTMENTS UNLIMITED	JERSEY
002 865 830	BUTTONWOOD NOMINEES PTY LIMITED	AUSTRALIA
079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	AUSTRALIA
4800336	CAPITAL METERS HOLDINGS LIMITED	ENGLAND/WALES
4800317	CAPITAL METERS LIMITED	ENGLAND/WALES
006 200 699	CASL FINANCIAL SERVICES PTY. LIMITED	AUSTRALIA
008 585 804	CENFORD PTY LIMITED	AUSTRALIA
113 484 165	CENTAURUS INVESTOR PTY LIMITED	AUSTRALIA
61661 C1/GBL	CHENGDU PROPERTY INVESTMENT LIMITED	MAURITIUS
WK-133807	CHISWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
104 331 795	COIN SOFTWARE PTY LIMITED	AUSTRALIA
002 737 868	COLDAVA PTY LIMITED	AUSTRALIA
079 775 134	CONCEPT BLUE PROPERTY PTY LTD	AUSTRALIA
071 292 647	CONNECTEAST MANAGEMENT LIMITED	AUSTRALIA
104 379 464	CORIOLIS INFRASTRUCTURE SERVICES PTY LIMITED	AUSTRALIA
03241012	CORONA ENERGY LIMITED	UNITED KINGDOM
03241002	CORONA ENERGY RETAIL 1 LIMITED	UNITED KINGDOM

AUSCONO	COMPANY NAME	JURISDICTION
SC138229	CORONA ENERGY RETAIL 2 LIMITED	SCOTLAND
02746961	CORONA ENERGY RETAIL 3 LIMITED	UNITED KINGDOM
02798334	CORONA ENERGY RETAIL 4 LIMITED	UNITED KINGDOM
02879748	CORONA GAS MANAGEMENT LIMITED	UNITED KINGDOM
006 346 952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED	AUSTRALIA
	CYGNUS GODO KAISHA	JAPAN
WK-129317	DELANO SECURITIES LIMITED	CAYMAN ISLANDS
	DENEBOLA YUGEN KAISHA	JAPAN
29610304	DESPEN BAYLE COPENHAGEN A/S	DENMARK
5843681	DESPEN BAYLE LIMITED	UNITED KINGDOM
008 606 871	DEXIN NOMINEES PTY. LIMITED	AUSTRALIA
083 158 409	DIVCO 10 PTY LIMITED	AUSTRALIA
097 290 876	DIVCO 100 PTY LIMITED	AUSTRALIA
097 290 894	DIVCO 102 PTY LIMITED	AUSTRALIA
097 290 901	DIVCO 103 PTY LIMITED	AUSTRALIA
097 290 938	DIVCO 106 PTY LIMITED	AUSTRALIA
097 290 956	DIVCO 108 PTY LIMITED	AUSTRALIA
097 290 072	DIVCO 114 PTY LIMITED	AUSTRALIA
083 158 436	DIVCO 12 PTY LIMITED	AUSTRALIA
101 190 603	DIVCO 120 PTY LIMITED	AUSTRALIA
101 190 612	DIVCO 121 PTY LIMITED	AUSTRALIA
101 190 621	DIVCO 122 PTY LIMITED	AUSTRALIA
101 190 630	DIVCO 123 PTY LIMITED	AUSTRALIA
101 190 701	DIVCO 128 PTY LIMITED	AUSTRALIA
101 190 667	DIVCO 129 PTY LIMITED	AUSTRALIA
101 190 676	DIVCO 130 PTY LIMITED	AUSTRALIA
105 344 955	DIVCO 137 PTY LIMITED	AUSTRALIA
105 346 049	DIVCO 139 PTY LIMITED	AUSTRALIA
105 346 549	DIVCO 147 PTY LIMITED	AUSTRALIA
083 158 463	DIVCO 15 PTY LIMITED	AUSTRALIA
105 346 567	DIVCO 156 PTY LIMITED	AUSTRALIA
110 051 664	DIVCO 157 PTY LIMITED	AUSTRALIA
105 346 521	DIVCO 158 PTY LIMITED	AUSTRALIA
101 190 578	DIVCO 161 PTY LIMITED	AUSTRALIA
097 290 885	DIVCO 163 PTY LIMITED	AUSTRALIA
097 290 965	DIVCO 167 PTY LIMITED	AUSTRALIA
083 158 490	DIVCO 17 PTY LIMITED	AUSTRALIA
083 158 516	DIVCO 18 PTY LIMITED	AUSTRALIA
083 158 534	DIVCO 19 PTY LIMITED	AUSTRALIA
083 158 301	DIVCO 2 PTY LIMITED	AUSTRALIA
083 158 589	DIVCO 21 PTY LIMITED	AUSTRALIA
083 158 623	DIVCO 23 PTY LIMITED	AUSTRALIA
083 158 650	DIVCO 24 PTY LIMITED	AUSTRALIA
083 158 669	DIVCO 26 PTY LIMITED	AUSTRALIA
083 158 703	DIVCO 28 PTY LIMITED	AUSTRALIA
083 158 712	DIVCO 29 PTY LTD	AUSTRALIA
083 158 329	DIVCO 3 PTY LIMITED	AUSTRALIA
083 158 730	DIVCO 30 PTY LIMITED	AUSTRALIA
083 158 776	DIVCO 32 PTY LIMITED	AUSTRALIA
083 158 892	DIVCO 36 PTY LIMITED	AUSTRALIA
088 347 566	DIVCO 42 PTY LIMITED	AUSTRALIA
083 159 040	DIVCO 43 PTY LIMITED	AUSTRALIA
083 159 059	DIVCO 44 PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
083 159 077	DIVCO 45 PTY LIMITED	AUSTRALIA
083 159 120	DIVCO 47 PTY LIMITED	AUSTRALIA
083 159 157	DIVCO 50 PTY LIMITED	AUSTRALIA
083 159 175	DIVCO 51 PTY LIMITED	AUSTRALIA
088 347 451	DIVCO 52 PTY LIMITED	AUSTRALIA
088 347 479	DIVCO 54 PTY LIMITED	AUSTRALIA
088 347 504	DIVCO 58 PTY LIMITED	AUSTRALIA
088 347 513	DIVCO 59 PTY LIMITED	AUSTRALIA
083 158 374	DIVCO 6 PTY LIMITED	AUSTRALIA
088 347 522	DIVCO 60 PTY LIMITED	AUSTRALIA
088 347 531	DIVCO 61 PTY LIMITED	AUSTRALIA
093 601 015	DIVCO 63 PTY LIMITED	AUSTRALIA
093 601 033	DIVCO 65 PTY LIMITED	AUSTRALIA
093 601 079	DIVCO 68 PTY LIMITED	AUSTRALIA
093 601 097	DIVCO 70 PTY LIMITED	AUSTRALIA
105 343 959	DIVCO 72 PTY LIMITED	AUSTRALIA
093 601 122	DIVCO 74 PTY LIMITED	AUSTRALIA
093 601 140	DIVCO 76 PTY LIMITED	AUSTRALIA
093 601 168	DIVCO 79 PTY LIMITED	AUSTRALIA
083 158 392	DIVCO 8 PTY LIMITED	AUSTRALIA
097 289 962	DIVCO 81 PTY LIMITED	AUSTRALIA
097 289 980	DIVCO 83 PTY LIMITED	AUSTRALIA
097 290 009	DIVCO 85 PTY LIMITED	AUSTRALIA
097 290 027	DIVCO 87 PTY LIMITED	AUSTRALIA
097 290 054	DIVCO 89 PTY LIMITED	AUSTRALIA
097 290 063	DIVCO 90 PTY LIMITED	AUSTRALIA
097 290 812	DIVCO 95 PTY LIMITED	AUSTRALIA
81-0600564	DIVERSIFIED CLO INVESTMENTS NO.1 INC	UNITED STATES
109 819 418	DIVERSIFIED CMBS AUSTRALIA HOLDINGS PTY LIMITED	AUSTRALIA
	DORADO GODO KAISHA	JAPAN
094 631 964	EASTERN SEA INVESTMENTS PTY LIMITED	AUSTRALIA
118 345 332	EASTERN STATES LIMITED	AUSTRALIA
069 344 001	ELISE NOMINEES PTY LIMITED	AUSTRALIA
118 802 850	EQUINOX INVESTMENT HOLDINGS PTY LTD	AUSTRALIA
006 435 810	EQUITAS NOMINEES PTY. LIMITED	AUSTRALIA
114 174 211	ESCALATOR 2005 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
114 174 220	ESCALATOR 2005 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 542	ESCALATOR 2005-2 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 533	ESCALATOR 2005-2 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
120 435 841	ESCALATOR 2006 (AUSTRALIAN PROPERTY) PTY LIMITED	AUSTRALIA
111 360 528	ESCALATOR AUSTRALIAN INVESTMENT COMPANY PTY LIMITED	AUSTRALIA
111 494 574	ESCALATOR GP CO PTY LIMITED	AUSTRALIA
111 494 663	ESCALATOR INCOME NOTE CO PTY LIMITED	AUSTRALIA
111 494 467	ESCALATOR LP CO PTY LIMITED	AUSTRALIA
MC-510292	EUROPEAN FINANCIAL INVESTMENTS FUND LIMITED	CAYMAN ISLANDS
MC-150410	EUROPEAN FINANCIAL INVESTMENTS LIMITED	CAYMAN ISLANDS
559918	EVEREST ABSOLUTE RETURN II LIMITED	BRITISH VIRGIN ISLANDS
009 636 131	FELTER PTY LIMITED	AUSTRALIA
008 604 466	FOUCAULT PTY LIMITED	AUSTRALIA
20-2384759	FREMANTLE WIND HOLDINGS INC	UNITED STATES
088 928 296	FUNDCORP HOLDINGS PTY LIMITED	AUSTRALIA
106 204 862	FUNDCORP PTY LIMITED	AUSTRALIA
116 419 071	FUTURE SCHOOLS PARTNERSHIP PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
008 542 885	GALANTHUS AUSTRALIA PTY LIMITED	AUSTRALIA
001 581 031	GALANTHUS LEASING PTY LIMITED	AUSTRALIA
068 104 558	GARACHINE PTY LIMITED	AUSTRALIA
054 001 400	GATESUN PTY. LIMITED	AUSTRALIA
133 289 1	GENERATOR BONDS LIMITED	NEW ZEALAND
108 026 437	GENERATOR CHARITIES AUSTRALIA PTY LIMITED	AUSTRALIA
103 116 954	GENERATOR INVESTMENTS AUSTRALIA LIMITED	AUSTRALIA
092 375 329	GIFT SECURITIES PTY LIMITED	AUSTRALIA
009 642 942	GILLMAN PTY. LIMITED	AUSTRALIA
105 819 181	GLOBAL DEBT INVESTMENTS NO.4 PTY LIMITED	AUSTRALIA
MC143292	GLOBAL STAR GP LTD	CAYMAN ISLANDS
008 604 484	GLORIOLE PTY LIMITED	AUSTRALIA
008 637 241	HAFLING PTY. LIMITED	AUSTRALIA
415492	HBEAR CO. NO.1 LIMITED	IRELAND
104 324 441	HEMISPHERE SERVICES PTY LIMITED	AUSTRALIA
125 438 600	HENDERSON WA PTY LIMITED	AUSTRALIA
000 758 010	HILLSAM NOMINEES PTY. LIMITED	AUSTRALIA
104 173 891	HUB X PTY LIMITED	AUSTRALIA
002 757 020	IDAMENEO (NO. 79) NOMINEES PTY. LIMITED	AUSTRALIA
009 642 979	INDEMCO PTY LIMITED	AUSTRALIA
65764	INFRASTRUCTURE INVESTMENT NO. 2 LTD.	CAYMAN ISLANDS
073 710 942	INFRASTRUCTURE INVESTMENTS NO 1 PTY LIMITED	AUSTRALIA
0356202	INSURANCE PAY CANADA INC	CANADA
	INVESTMENT PORTFOLIO FUNDING LLC	UNITED STATES
	INVESTMENT PORTFOLIO HOLDINGS INC	OTHER
	JAPAN AUTOMOBILE ROAD CORPORATION LIMITED	JAPAN
0199 02 036303	JIG HOLDINGS LIMITED	JAPAN
009 641 114	JUBILEE PTY. LIMITED	AUSTRALIA
008 605 070	KALLERAD PTY. LIMITED	AUSTRALIA
081 119 440	KENSINGTON BANKS PTY LIMITED	AUSTRALIA
1652751	KIDS FIRST PROPERTIES LIMITED	NEW ZEALAND
	KNIK ARM CROSSING, LLC	UNITED STATES
111 060 587	LACHLAN WEALTH MANAGEMENT LIMITED	AUSTRALIA
003 250 833	LANROD PTY LIMITED	AUSTRALIA
008 604 920	LIANA PTY. LIMITED	AUSTRALIA
117 213 064	LIVE PAYMENTS PTY LIMITED	AUSTRALIA
118 029 664	M&I DEBT INVESTMENTS PTY LIMITED	AUSTRALIA
118 029 342	M&I INVESTMENTS HOLDINGS PTY LIMITED	AUSTRALIA
080 473 025	MAC IT 2000 PTY LIMITED	AUSTRALIA
096 705 109	MACQUARIE (1 NICHOLSON STREET) NOMINEES PTY LTD	AUSTRALIA
116 308 468	MACQUARIE (171 COLLINS ST) PTY LIMITED	AUSTRALIA
115 007 817	MACQUARIE (454 COLLINS STREET) PTY LIMITED	AUSTRALIA
093 438 414	MACQUARIE (ARNCLIFFE) PTY LTD	AUSTRALIA
198500776M	MACQUARIE (ASIA) PTE LTD	SINGAPORE
116 467 031	MACQUARIE (DERRIMUT) PTY LIMITED	AUSTRALIA
200228	MACQUARIE (HK) FINANCIAL SERVICES LIMITED	HONG KONG
611405	MACQUARIE (HONG KONG) LIMITED	HONG KONG
	MACQUARIE (JAPAN) LIMITED	JAPAN
463469-W	MACQUARIE (MALAYSIA) SDN BHD	KUALA LUMPUR
110 256 418	MACQUARIE (PYRMONT) PTY LIMITED	AUSTRALIA
4196639	MACQUARIE 161, LLC	UNITED STATES
008 594 885	MACQUARIE ACCEPTANCES LIMITED	AUSTRALIA
095 180 786	MACQUARIE ADMIN SERVICES PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
20001234/07	MACQUARIE AFRICA (PROPRIETARY) LIMITED	SOUTH AFRICA
	MACQUARIE AIRCRAFT LEASING SERVICES (UK) LIMITED	UNITED KINGDOM
075 295 760	MACQUARIE AIRPORTS MANAGEMENT LIMITED	AUSTRALIA
094 406 756	MACQUARIE ALLIANCES PTY LIMITED	AUSTRALIA
103 237 181	MACQUARIE ALTERNATIVE ASSETS MANAGEMENT LIMITED	AUSTRALIA
086 159 060	MACQUARIE ALTERNATIVE INVESTMENTS LIMITED	AUSTRALIA
010174903-3379259	MACQUARIE AMERICAS CORP	UNITED STATES
124 071 414	MACQUARIE AMERICAS HOLDINGS PTY LTD	AUSTRALIA
071 501 983	MACQUARIE ASIA HOLDINGS PTY LIMITED	AUSTRALIA
619928	MACQUARIE ASIA LIMITED	HONG KONG
	MACQUARIE ASIA PROPERTY ADVISORS LIMITED	BERMUDA
37186	MACQUARIE ASIA REAL ESTATE LIMITED	BERMUDA
105 453 638	MACQUARIE ASIA REAL ESTATE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED	VIRGIN ISLANDS, BRITISH
	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED (SINGAPORE BRANCH)	SINGAPORE
103 780 089	MACQUARIE ASIAN INVESTMENTS PTY LIMITED	AUSTRALIA
064 219 601	MACQUARIE ASSET FINANCE LIMITED	AUSTRALIA
001 263 583	MACQUARIE ASSET MANAGEMENT LIMITED	AUSTRALIA
081 706 167	MACQUARIE ASSET SERVICES LIMITED	AUSTRALIA
WK-128186	MACQUARIE AUSTRALIA COMPUTER SYSTEMS LEASING PTY LIMITED	CAYMAN ISLANDS
077 193 956	MACQUARIE AUSTRALIA FINANCE PTY LIMITED	AUSTRALIA
006 055 796	MACQUARIE AUSTRALIA INTERNATIONAL PTY LIMITED	AUSTRALIA
002 542 136	MACQUARIE AUSTRALIA LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
008 640 168	MACQUARIE AUSTRALIA MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
000 736 210	MACQUARIE AUSTRALIA PTY LIMITED	AUSTRALIA
074 453 286	MACQUARIE AUSTRALIA SECURITIES LIMITED	AUSTRALIA
008 660 811	MACQUARIE AUSTRALIA TECHNOLOGY PTY LIMITED	AUSTRALIA
121 836 191	MACQUARIE AVENIR NO. 1 PTY LIMITED	AUSTRALIA
121 836 235	MACQUARIE AVENIR NO. 2 PTY LIMITED	AUSTRALIA
075 176 733	MACQUARIE AVIATION (NO. 1) LIMITED	AUSTRALIA
368579	MACQUARIE AVIATION CAPITAL FINANCE LIMITED	IRELAND
368589	MACQUARIE AVIATION CAPITAL GROUP	IRELAND
368580	MACQUARIE AVIATION CAPITAL LIMITED	IRELAND
124 071 432	MACQUARIE B.H. PTY LTD	AUSTRALIA
008 583 542	MACQUARIE BANK LIMITED	AUSTRALIA
001 531 997	MACQUARIE BANK SUPERANNUATION PTY. LIMITED	AUSTRALIA
109 280 819	MACQUARIE BATHURST STREET PTY LIMITED	AUSTRALIA
13926	MACQUARIE BETEILIGUNGSTREUHAND GMBH	GERMANY
CNPJ 03.516.449/0001	MACQUARIE BRASIL PARTICIPACOES LTDA	BRAZIL
083 822 404	MACQUARIE BUSINESS BROKING SERVICES PTY LTD	AUSTRALIA
423532-2	MACQUARIE CANADA HOLDINGS LTD	CANADA
4265301	MACQUARIE CANADIAN INFRASTRUCTURE MANAGEMENT LIMITED	CANADA
6489800	MACQUARIE CANADIAN INVESTMENT HOLDINGS LTD.	CANADA
605377-7	MACQUARIE CAPITAL (CANADA) LTD	CANADA
	MACQUARIE CAPITAL (JAPAN) LIMITED	JAPAN
352816	MACQUARIE CAPITAL (NZ) LIMITED	NEW ZEALAND
105 777 704	MACQUARIE CAPITAL ALLIANCE MANAGEMENT LIMITED	AUSTRALIA
88464	MACQUARIE CAPITAL FUNDING (GP) LIMITED	JERSEY
110 605 724	MACQUARIE CAPITAL FUNDING (LP) PTY LIMITED	AUSTRALIA
	MACQUARIE CAPITAL FUNDING L.P.	UNITED KINGDOM
FN 215363K	MACQUARIE CAPITAL GMBH	AUSTRIA
	MACQUARIE CAPITAL KOREA CO LTD	KOREA

AUSCONO	COMPANY NAME	JURISDICTION
04242665	MACQUARIE CAPITAL LIMITED	ENGLAND/WALES
006 938 625	MACQUARIE CAPITAL MARKETS NOMINEES PTY LIMITED	AUSTRALIA
57952 C1/GBL	MACQUARIE CAPITAL MAURITIUS LIMITED	MAURITIUS
169009	MACQUARIE CAYMAN HOLDINGS 2 CO	CAYMAN ISLANDS
168347	MACQUARIE CAYMAN HOLDINGS CO	CAYMAN ISLANDS
124 022 126	MACQUARIE CHEONGNA INVESTMENT PTY LTD	AUSTRALIA
097 568 687	MACQUARIE CLO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
065 178 618	MACQUARIE CLO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
006 198 910	MACQUARIE COMMERCIAL LEASING VIC PTY. LIMITED	AUSTRALIA
05259474	MACQUARIE COMMODITIES (UK) LIMITED	ENGLAND/WALES
05259503	MACQUARIE COMMODITIES FINANCE (UK) LIMITED	ENGLAND/WALES
	MACQUARIE COMMODITIES FUND LTD	BERMUDA
066 047 738	MACQUARIE COMMUNICATIONS INFRASTRUCTURE MANAGEMENT LIMITED	AUSTRALIA
111 117 465	MACQUARIE COMMUNITY PARTNERSHIPS LIMITED	AUSTRALIA
096 629 471	MACQUARIE CONCEPT BLUE PTY LTD	AUSTRALIA
664379-5	MACQUARIE COOK ENERGY CANADA LTD	CANADA
664382-5	MACQUARIE COOK ENERGY HOLDINGS CANADA LTD	CANADA
93-1043421	MACQUARIE COOK ENERGY, LLC	UNITED STATES
	MACQUARIE COOK POWER INC	UNITED STATES
2569853	MACQUARIE CORIOLIS HOLDINGS INC	UNITED STATES
	MACQUARIE CORONA ENERGY HOLDINGS LIMITED	UNITED KINGDOM
911031568	MACQUARIE CORPORATE FINANCE (USA) INC	UNITED STATES
123 199 548	MACQUARIE CORPORATE FINANCE AUSTRALIA LIMITED	AUSTRALIA
008 606 862	MACQUARIE CORPORATE FINANCE HOLDINGS PTY LTD	AUSTRALIA
008 595 426	MACQUARIE CORPORATE FINANCE LIMITED	AUSTRALIA
20-1536178	MACQUARIE COTTON INTERNATIONAL INC	UNITED STATES
069 709 468	MACQUARIE COUNTRYWIDE MANAGEMENT LIMITED	AUSTRALIA
075 067 631	MACQUARIE DEBF PTY LIMITED	AUSTRALIA
29318190	MACQUARIE DENMARK LIMITED A/S	DENMARK
008 596 950	MACQUARIE DEPOSITS PTY LIMITED	AUSTRALIA
102 607 616	MACQUARIE DEVELOPMENT CAPITAL II PTY LIMITED	AUSTRALIA
082 018 399	MACQUARIE DEVELOPMENT CAPITAL PTY LIMITED	AUSTRALIA
091 936 515	MACQUARIE DEVELOPMENT DIRECTION PTY LIMITED	AUSTRALIA
115 402 349	MACQUARIE DIGITAL PTY LIMITED	AUSTRALIA
084 828 473	MACQUARIE DIRECT INVESTMENT A LIMITED	AUSTRALIA
084 828 437	MACQUARIE DIRECT INVESTMENT B LIMITED	AUSTRALIA
008 607 083	MACQUARIE DIRECT INVESTMENT LIMITED	AUSTRALIA
073 623 784	MACQUARIE DIRECT PROPERTY MANAGEMENT LIMITED	AUSTRALIA
085 795 651	MACQUARIE DISTRIBUTION PTY LIMITED	AUSTRALIA
	MACQUARIE DISTRICT ENERGY MANAGEMENT INC	UNITED STATES
114 099 795	MACQUARIE DIVERSIFIED ASSET ADVISORY PTY LIMITED	AUSTRALIA
096 211 424	MACQUARIE DIVERSIFIED INVESTMENT SERVICES PTY LIMITED	AUSTRALIA
098 127 578	MACQUARIE DIVERSIFIED INVESTMENTS NO 2 PTY LTD	AUSTRALIA
098 127 569	MACQUARIE DIVERSIFIED INVESTMENTS NO 3 PTY LTD	AUSTRALIA
094 464 365	MACQUARIE DIVERSIFIED PORTFOLIO INVESTMENTS PTY LIMITED	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (EBB3) LLC	UNITED STATES
113 054 569	MACQUARIE DYNAMIC MANAGEMENT (EBB3) PTY LTD	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (USA) INC	UNITED STATES
106 197 488	MACQUARIE DYNAMIC MANAGEMENT PTY LIMITED	AUSTRALIA
2304923	MACQUARIE ELECTRONICS CONSULTING INC	UNITED STATES
363806	MACQUARIE ELECTRONICS LIMITED	IRELAND
363803	MACQUARIE ELECTRONICS REMARKETING LIMITED	IRELAND

AUSCONO	COMPANY NAME	JURISDICTION
1978834	MACQUARIE ELECTRONICS USA INC	UNITED STATES
MC-177879	MACQUARIE EMERGING MARKETS FINANCE LIMITED	CAYMAN ISLANDS
664374-4	MACQUARIE ENERGY HOLDINGS CANADA LTD	CANADA
122 300 592	MACQUARIE ENERGY HOLDINGS PTY LTD	AUSTRALIA
20-3690485	MACQUARIE ENERGY NORTH AMERICA FINANCE INC.	UNITED STATES
20-3690322	MACQUARIE ENERGY NORTH AMERICA TRADING INC.	UNITED STATES
067 299 923	MACQUARIE EQUIPMENT FINANCE PTY LTD	AUSTRALIA
112 079 288	MACQUARIE EQUIPMENT RENTALS PTY LIMITED	AUSTRALIA
485394	MACQUARIE EQUITIES (ASIA) LIMITED	HONG KONG
063 906 392	MACQUARIE EQUITIES (US) HOLDINGS PTY. LIMITED	AUSTRALIA
	MACQUARIE EQUITIES BRASIL ADMINISTRACAO DE FUNDOS E PARTICIPACAO LTDA	BRAZIL
WN 1114218	MACQUARIE EQUITIES CUSTODIANS LIMITED	NEW ZEALAND
002 574 923	MACQUARIE EQUITIES LIMITED	AUSTRALIA
WN/1007606	MACQUARIE EQUITIES NEW ZEALAND LIMITED	NEW ZEALAND
200408424K	MACQUARIE EQUITIES SERVICES SINGAPORE PTE. LTD.	SINGAPORE
001 374 572	MACQUARIE EQUITY CAPITAL MARKETS LIMITED	AUSTRALIA
	MACQUARIE ESCALATOR 2005-2 (COMMODITIES INDEX) LP	AUSTRALIA
	MACQUARIE ESCALATOR 2005-2 (EQUITIES INDEX) LP	AUSTRALIA
3704031	MACQUARIE EUROPE LIMITED	ENGLAND/WALES
114 801 464	MACQUARIE EUROPEAN FINANCIAL INVESTMENTS PTY LTD	AUSTRALIA
078 771 123	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED	AUSTRALIA
6146573	MACQUARIE EUROPEAN INVESTMENT HOLDINGS LIMITED	UNITED KINGDOM
116 582 524	MACQUARIE FARM ASSETS AND RESOURCES MANAGEMENT LIMITED	AUSTRALIA
086 587 635	MACQUARIE FILMED INVESTMENTS PTY LTD	AUSTRALIA
1065067	MACQUARIE FINANCE (NZ) LIMITED	NEW ZEALAND
2984767	MACQUARIE FINANCE (UK) LIMITED	ENGLAND/WALES
20-5871391	MACQUARIE FINANCE (USA) INC	UNITED STATES
	MACQUARIE FINANCE AMERICAS INC	UNITED STATES
118 817 440	MACQUARIE FINANCE HOLDINGS LIMITED	AUSTRALIA
001 214 964	MACQUARIE FINANCE LIMITED	AUSTRALIA
	MACQUARIE FINANCE TRUST	SOUTH AFRICA
5645886	MACQUARIE FINANCIAL INFRASTRUCTURE ALLIANCE LIMITED	UNITED KINGDOM
155 537	MACQUARIE FINANCIAL INFRASTRUCTURE FUND	CAYMAN ISLANDS
422814-6	MACQUARIE FINANCIAL LTD	CANADA
095 135 694	MACQUARIE FINANCIAL PRODUCTS MANAGEMENT LIMITED	AUSTRALIA
008 606 764	MACQUARIE FIRST AVIATION LEASING PTY. LIMITED	AUSTRALIA
069 344 154	MACQUARIE FLEET LEASING PTY LIMITED	AUSTRALIA
093 752 946	MACQUARIE FORESTRY SERVICES PTY LIMITED	AUSTRALIA
113 113 214	MACQUARIE FORTRESS INVESTMENTS LIMITED	AUSTRALIA
008 607 047	MACQUARIE FOURTEENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
110 356 968	MACQUARIE FP FUNDING PTY LIMITED	AUSTRALIA
2005B04004	MACQUARIE FRANCE SARL	FRANCE
43-2082900	MACQUARIE FUND ADVISER, LLC	UNITED STATES
	MACQUARIE FUNDING HOLDINGS INC	UNITED STATES
6581935	MACQUARIE FUNDING INC	CANADA
LP00000352	MACQUARIE FUNDING LIMITED PARTNERSHIP	AUSTRALIA
20-3783039	MACQUARIE FUNDS MANAGEMENT (USA) INC.	UNITED STATES
093 177 407	MACQUARIE FUNDS MANAGEMENT HOLDINGS PTY LIMITED	AUSTRALIA
724745	MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED	HONG KONG
006 880 217	MACQUARIE FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
	MACQUARIE FUNDS MANAGEMENT SPC	CAYMAN ISLANDS
170	MACQUARIE FUTURES & OPTIONS (HONG KONG) LIMITED	HONG KONG

AUSCONO	COMPANY NAME	JURISDICTION
111631	MACQUARIE FUTURES (ASIA) LIMITED	HONG KONG
	MACQUARIE FUTURES USA INC	UNITED STATES
084 388 947	MACQUARIE GLOBAL DEBT INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
075 176 779	MACQUARIE GLOBAL DEBT INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
	MACQUARIE GLOBAL FINANCE SERVICES (MAURITIUS) LIMITED	MAURITIUS
5259497	MACQUARIE GLOBAL INVESTMENTS (UK) LIMITED	UNITED KINGDOM
110 930 964	MACQUARIE GLOBAL PROPERTY FUNDS LIMITED	AUSTRALIA
168982	MACQUARIE GLOBAL SERVICES PRIVATE LIMITED	INDIA
5622726	MACQUARIE GLOBAL UTILITY INVESTMENTS GP LIMITED	ENGLAND/WALES
5488013	MACQUARIE GP LIMITED	ENGLAND/WALES
5718600	MACQUARIE GP2 LIMITED	UNITED KINGDOM
124 071 389	MACQUARIE GROUP (US) HOLDINGS NO.1 PTY LTD	AUSTRALIA
200412291W	MACQUARIE GROUP HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
122 169 340	MACQUARIE GROUP HOLDINGS LIMITED	AUSTRALIA
124 071 405	MACQUARIE GROUP HOLDINGS NO.1 LTD	AUSTRALIA
124 071 398	MACQUARIE GROUP HOLDINGS NO.2 LTD	AUSTRALIA
124 071 478	MACQUARIE GROUP HOLDINGS NO.3 PTY LTD	AUSTRALIA
123 199 253	MACQUARIE GROUP INTERNATIONAL HOLDINGS PTY LIMITED	AUSTRALIA
122 169 279	MACQUARIE GROUP LIMITED	AUSTRALIA
245979	MACQUARIE GROUP NEW ZEALAND LIMITED	NEW ZEALAND
599031	MACQUARIE HALLWAY PROPERTY LIMITED	BRITISH VIRGIN ISLANDS
	MACQUARIE HARBOURSIDE ASSET MANAGEMENT LIMITED	CAYMAN ISLANDS
112 058 072	MACQUARIE HEALTH AND RETIREMENT PTY LIMITED	AUSTRALIA
100 509 975	MACQUARIE HEALTH HOLDINGS PTY LTD	AUSTRALIA
200703280D	MACQUARIE HOLDINGS (SINGAPORE) PTE. LTD	SINGAPORE
2428034/8809391	MACQUARIE HOLDINGS (U.S.A.) INC	UNITED STATES
116 381 634	MACQUARIE HORTICULTURAL SERVICES PTY LIMITED	AUSTRALIA
262381	MACQUARIE I.T. (NZ) LIMITED	NEW ZEALAND
421022	MACQUARIE IH IRELAND LIMITED	IRELAND
	MACQUARIE IMM INVESTMENT MANAGEMENT CO LIMITED	KOREA
991311787/3075842	MACQUARIE INC	UNITED STATES
116 548 880	MACQUARIE INCOME INVESTMENTS LIMITED	AUSTRALIA
11-90696	MACQUARIE INDIA ADVISORY SERVICES PRIVATE LIMITED	INDIA
58341	MACQUARIE INDIAN AIRPORTS ONE LIMITED	MAURITIUS
58340	MACQUARIE INDIAN AIRPORTS TWO LIMITED	MAURITIUS
071 501 918	MACQUARIE INDONESIA HOLDINGS PTY LIMITED	AUSTRALIA
077 595 012	MACQUARIE INFRASTRUCTURE DEBT MANAGEMENT LIMITED	AUSTRALIA
074 311 390	MACQUARIE INFRASTRUCTURE FUNDS MANAGEMENT LIMITED	AUSTRALIA
5755862	MACQUARIE INFRASTRUCTURE GP LIMITED	ENGLAND/WALES
170.3.028.960-5	MACQUARIE INFRASTRUCTURE HOLDINGS AG	SWITZERLAND
072 609 271	MACQUARIE INFRASTRUCTURE INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
072 652 736	MACQUARIE INFRASTRUCTURE LIMITED	AUSTRALIA
112 772 871	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED	AUSTRALIA
06823M	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED - SINGAPORE BRANCH	SINGAPORE
	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC	UNITED STATES
072 677 993	MACQUARIE INFRASTRUCTURE NO.2 LIMITED	AUSTRALIA
4339673	MACQUARIE INFRASTRUCTURE PARTNERS CANADA GP LTD	CANADA
20-4166306	MACQUARIE INFRASTRUCTURE PARTNERS INC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PARTNERS U.S GP LLC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PRIVATE TRUSTEE COMPANY LIMITED	BERMUDA
	MACQUARIE INFRASTRUKTUR MANAGEMENT GMBH	GERMANY
200505701K	MACQUARIE INSURANCE (SINGAPORE) PTE LTD.	SINGAPORE

AUSCONO	COMPANY NAME	JURISDICTION
117787C	MACQUARIE INTERNATIONAL ADVISORY LIMITED	ISLE OF MAN
502151	MACQUARIE INTERNATIONAL CAPITAL MARKETS LIMITED	HONG KONG
092 985 263	MACQUARIE INTERNATIONAL FINANCE LIMITED	AUSTRALIA
4125302	MACQUARIE INTERNATIONAL HOLDINGS LIMITED	ENGLAND/WALES
108 590 996	MACQUARIE INTERNATIONAL INVESTMENTS PTY LIMITED	AUSTRALIA
01802574	MACQUARIE INTERNATIONAL LIMITED	ENGLAND/WALES
169002	MACQUARIE INTERNATIONAL NEW YORK PARKING CO	CAYMAN ISLANDS
078 980 668	MACQUARIE INTERNATIONAL PROPERTY SERVICES PTY. LIMITED	AUSTRALIA
169050	MACQUARIE INTERNATIONAL SC INVESTMENTS CO	CAYMAN ISLANDS
	MACQUARIE INTERNATIONAL SMALL CAP ROADS CO	CAYMAN ISLANDS
2579363	MACQUARIE INTERNATIONALE HOLDINGS LIMITED	ENGLAND/WALES
4957256	MACQUARIE INTERNATIONALE INVESTMENTS LIMITED	ENGLAND/WALES
36631	MACQUARIE INVESTMENT (HONG KONG) LIMITED	HONG KONG
0785179	MACQUARIE INVESTMENT ADVISORY (BEIJING) CO LTD	CHINA
122 939 600	MACQUARIE INVESTMENT HOLDINGS LIMITED	AUSTRALIA
112 017 919	MACQUARIE INVESTMENT HOLDINGS NO.2 PTY LIMITED	AUSTRALIA
WN 1114216	MACQUARIE INVESTMENT MANAGEMENT (NZ) LIMITED	NEW ZEALAND
3976881	MACQUARIE INVESTMENT MANAGEMENT (UK) LIMITED	UNITED KINGDOM
002 867 003	MACQUARIE INVESTMENT MANAGEMENT LTD	AUSTRALIA
071 745 401	MACQUARIE INVESTMENT SERVICES LIMITED	AUSTRALIA
WK-133609	MACQUARIE INVESTMENTS (SINGAPORE) LIMITED	CAYMAN ISLANDS
4104671	MACQUARIE INVESTMENTS (UK) LIMITED	ENGLAND/WALES
20-5871327	MACQUARIE INVESTMENTS (USA) INC	UNITED STATES
5582630	MACQUARIE INVESTMENTS 1 LIMITED	ENGLAND/WALES
5708896	MACQUARIE INVESTMENTS 2 LIMITED	ENGLAND/WALES
069 416 977	MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED	AUSTRALIA
74953	MACQUARIE INVESTMENTS DEUTSCHLAND GMBH	GERMANY
	MACQUARIE INVESTMENTS LLC	UNITED STATES
119 211 433	MACQUARIE INVESTORS PTY LTD	AUSTRALIA
459515-H	MACQUARIE IT SDN BHD	KUALA LUMPUR
107 147 222	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED	AUSTRALIA
107 147 188	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED	AUSTRALIA
117 560 282	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED	AUSTRALIA
0199-03-012590	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED (JAPAN BRANCH)	JAPAN
117 560 415	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED	AUSTRALIA
0199-03-012591	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED (JAPAN BRANCH)	JAPAN
	MACQUARIE JAPAN PROPERTY TRUST	AUSTRALIA
119 106 053	MACQUARIE JAQUES PTY LIMITED	AUSTRALIA
110 990 184	MACQUARIE JIN LIN PTY LIMITED	AUSTRALIA
122 774 289	MACQUARIE KEMBLE WATER HOLDINGS PTY LTD	AUSTRALIA
104-81-53531	MACQUARIE KOREA CO. LTD	KOREA
104-81-95716	MACQUARIE KOREA OPPORTUNITIES MANAGEMENT, INC.	KOREA
5487970	MACQUARIE KOREAN INVESTMENT HOLDINGS LIMITED	ENGLAND/WALES
001156	MACQUARIE LEASING (CHINA) CO LIMITED	CHINA
243680	MACQUARIE LEASING (NZ) LIMITED	NEW ZEALAND
2997799	MACQUARIE LEASING (UK) LIMITED	ENGLAND/WALES
05867292	MACQUARIE LEASING LIMITED	UNITED KINGDOM
002 675 032	MACQUARIE LEASING NSW PTY. LIMITED	AUSTRALIA
002 674 982	MACQUARIE LEASING PTY. LIMITED	AUSTRALIA
010 529 638	MACQUARIE LEASING QLD PTY. LIMITED	AUSTRALIA
105 453 834	MACQUARIE LEISURE DEVELOPMENTS LIMITED	AUSTRALIA
079 630 676	MACQUARIE LEISURE MANAGEMENT LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
002 574 914	MACQUARIE LEISURE SERVICES PTY LIMITED	AUSTRALIA
206 344	MACQUARIE LENDING NZ LIMITED	NEW ZEALAND
003 963 773	MACQUARIE LIFE LIMITED	AUSTRALIA
122 572 641	MACQUARIE LIVESTOCK COMPANY LIMITED	AUSTRALIA
564 589 8	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS 2 LIMITED	UNITED KINGDOM
5582620	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS LIMITED	ENGLAND/WALES
5582628	MACQUARIE LONDON EXCHANGE INVESTMENTS LIMITED	ENGLAND/WALES
20-5426915	MACQUARIE LONGVIEW ACQUISITIONS LLC	UNITED STATES
4986957	MACQUARIE LONGVIEW HOLDINGS INC	UNITED STATES
20-5426915	MACQUARIE LONGVIEW MIDSTREAM LLC	UNITED STATES
20-5426915	MACQUARIE LONGVIEW UPSTREAM LLC	UNITED STATES
114 174 168	MACQUARIE LP FINANCE COMPANY PTY LIMITED	AUSTRALIA
	MACQUARIE LUXEMBOURG INVESTMENT SARL	LUXEMBOURG
115 036 470	MACQUARIE MANAGED INVESTMENTS LIMITED	AUSTRALIA
116 208 354	MACQUARIE MANAGEMENT COMPANY (ISF) 3 LIMITED	AUSTRALIA
51142 C1/GBL	MACQUARIE MAURITIUS INVESTMENTS LIMITED	MAURITIUS
116 007 740	MACQUARIE MCO HOLDINGS PTY LIMITED	AUSTRALIA
3720443	MACQUARIE MDT HOLDINGS INC	UNITED STATES
108 538 218	MACQUARIE MEDIA FUND MANAGEMENT LIMITED	AUSTRALIA
115 524 019	MACQUARIE MEDIA MANAGEMENT LIMITED	AUSTRALIA
639997-5	MACQUARIE METALS AND ENERGY CAPITAL (CANADA) LTD.	CANADA
4921203	MACQUARIE METERS 1 (UK) LIMITED	ENGLAND/WALES
4920378	MACQUARIE METERS 2 (UK) LIMITED	ENGLAND/WALES
095 180 564	MACQUARIE MIDDLE EAST HOLDINGS PTY LIMITED	AUSTRALIA
115 524 028	MACQUARIE MIDDLE EAST MANAGEMENT LIMITED	AUSTRALIA
112 748 599	MACQUARIE MIDDLE EAST REAL ESTATE CAPITAL HOLDINGS PTY LTD	AUSTRALIA
51-0566317	MACQUARIE MISSISSIPPI GAS INC.	UNITED STATES
117 033 431	MACQUARIE MOORE STREET PTY LIMITED	AUSTRALIA
120 070 788	MACQUARIE MORTGAGES CANADA HOLDINGS PTY LIMITED	AUSTRALIA
057 760 175	MACQUARIE MORTGAGES PTY LIMITED	AUSTRALIA
010473862/3438695	MACQUARIE MORTGAGES USA INC	UNITED STATES
009 636 257	MACQUARIE N.T. LEASING PTY. LIMITED	AUSTRALIA
200404077D	MACQUARIE NE HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
20-3669351	MACQUARIE NEW YORK PARKING INC.	UNITED STATES
334868	MACQUARIE NEW ZEALAND LIMITED	NEW ZEALAND
123 851 436	MACQUARIE NOOSA PTY LTD	AUSTRALIA
418159-0	MACQUARIE NORTH AMERICA HOLDINGS LTD	CANADA
348101-8	MACQUARIE NORTH AMERICA LTD.	CANADA
393998-7	MACQUARIE NORTH AMERICA SECURITIES LTD	CANADA
107 464 620	MACQUARIE NOTE INVESTMENTS PTY LIMITED	AUSTRALIA
008 595 711	MACQUARIE NZ HOLDINGS PTY LIMITED	AUSTRALIA
117 033 637	MACQUARIE OFFICE COLLINS STREET PTY LIMITED	AUSTRALIA
006 765 206	MACQUARIE OFFICE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE OFFICE TRS SERVICES INC	UNITED STATES
	MACQUARIE ONE LIMITED	UNITED ARAB EMIRATES
002 934 705	MACQUARIE OPTIONS PTY. LIMITED	AUSTRALIA
108 538 003	MACQUARIE PARKING INFRASTRUCTURE PTY LIMITED	AUSTRALIA
111 494 172	MACQUARIE PARTNERSHIP FINANCE CO PTY LIMITED	AUSTRALIA
107 464 264	MACQUARIE PARTNERSHIP INVESTMENT HOLDINGS PTY LIMITED	AUSTRALIA
122 169 368	MACQUARIE PASTORAL MANAGEMENT LTD	AUSTRALIA
122 169 304	MACQUARIE PASTORAL SERVICES LTD	AUSTRALIA
115 251 619	MACQUARIE PAYMENTS INFRASTRUCTURE HOLDINGS PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
6221084	MACQUARIE PETERBOROUGH HOSPITAL LIMITED	UNITED KINGDOM
091 666 929	MACQUARIE PHOTONICS PTY LIMITED	AUSTRALIA
093 919 727	MACQUARIE PIB MANAGEMENT PTY LIMITED	AUSTRALIA
107 464 586	MACQUARIE PORTFOLIO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
107 464 540	MACQUARIE PORTFOLIO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
078 271 226	MACQUARIE PORTFOLIO SERVICES PTY LIMITED	AUSTRALIA
20-4044600	MACQUARIE PORTS INC	UNITED STATES
423531-2	MACQUARIE POWER MANAGEMENT LTD	CANADA
200703284G	MACQUARIE PRINCIPAL (SINGAPORE) PTE. LTD	SINGAPORE
112 561 501	MACQUARIE PRINCIPAL PTY LIMITED	AUSTRALIA
082 038 328	MACQUARIE PRISM PTY LIMITED	AUSTRALIA
116 782 006	MACQUARIE PRIVATE CAPITAL MANAGEMENT LIMITED	AUSTRALIA
WN1 144 511	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT (NZ) PTY LIMITED	NEW ZEALAND
069 987 388	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
074 453 393	MACQUARIE PROJECT FINANCE PTY LIMITED	AUSTRALIA
0199-01-089825	MACQUARIE PROPERTIES JAPAN LIMITED KK	JAPAN
064 904 169	MACQUARIE PROPERTY (OBU) PTY LIMITED	AUSTRALIA
104-81-74725	MACQUARIE PROPERTY ADVISORS KOREA LTD	KOREA
008 606 826	MACQUARIE PROPERTY CHINA PTY LIMITED	AUSTRALIA
077 727 318	MACQUARIE PROPERTY DEVELOPMENT FINANCE PTY LIMITED	AUSTRALIA
AK 640307	MACQUARIE PROPERTY FINANCE LIMITED	NEW ZEALAND
076 560 917	MACQUARIE PROPERTY FINANCE MANAGEMENT PTY LIMITED	AUSTRALIA
109 837 783	MACQUARIE PROPERTY FUNDS LIMITED	AUSTRALIA
065 678 962	MACQUARIE PROPERTY INTERNATIONAL PTY LIMITED	AUSTRALIA
105 453 736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 LIMITED	AUSTRALIA
120 957 333	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 5 LIMITED	AUSTRALIA
120 957 360	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 6 LIMITED	AUSTRALIA
088 772 203	MACQUARIE PROPERTY INVESTMENT MANAGEMENT HOLDINGS LIMITED	AUSTRALIA
124 282 364	MACQUARIE PUZZLE NO.1 PTY LIMITED	AUSTRALIA
124 282 319	MACQUARIE PUZZLE NO.2 PTY LIMITED	AUSTRALIA
124 683 218	MACQUARIE PUZZLE NO.3 PTY LIMITED	AUSTRALIA
124 683 174	MACQUARIE PUZZLE NO.4 PTY LIMITED	AUSTRALIA
124 683 147	MACQUARIE PUZZLE NO.5 PTY LIMITED	AUSTRALIA
124 683 110	MACQUARIE PUZZLE NO.6 PTY LIMITED	AUSTRALIA
113 621 024	MACQUARIE QUEEN STREET PTY LIMITED	AUSTRALIA
20-3609362	MACQUARIE RAIL INC.	UNITED STATES
6474756	MACQUARIE RAIL LIMITED	CANADA
115 220 123	MACQUARIE READING PTY LIMITED	AUSTRALIA
623285	MACQUARIE REAL ESTATE ASIA LIMITED	HONG KONG
095 918 068	MACQUARIE REAL ESTATE ASIA NOMINEES PTY LIMITED	AUSTRALIA
5778777	MACQUARIE REAL ESTATE EUROPE LIMITED	ENGLAND/WALES
1259575	MACQUARIE REAL ESTATE FINANCE CONSULTING INC	UNITED STATES
22-3845767	MACQUARIE REAL ESTATE FINANCE INC	UNITED STATES
20-5331405	MACQUARIE REAL ESTATE HOLDINGS INC	UNITED STATES
981422025-2920528	MACQUARIE REAL ESTATE INC	UNITED STATES
114 018 370	MACQUARIE REAL ESTATE INVESTMENTS PTY LIMITED	AUSTRALIA
058 056 616	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (ACT) PTY LIMITED	AUSTRALIA
003 420 460	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (NSW) PTY. LIMITED	AUSTRALIA
010 795 794	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (QLD) PTY LIMITED	AUSTRALIA
123 021 812	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (SA) PTY LIMITED	AUSTRALIA
123 021 938	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (TAS) PTY	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
	LIMITED	
005 996 725	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (VIC) PTY LIMITED	AUSTRALIA
079 672 450	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (WA) PTY LIMITED	AUSTRALIA
119 898 038	MACQUARIE REAL ESTATE MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
200509689E	MACQUARIE REAL ESTATE SINGAPORE PTE LIMITED	SINGAPORE
20-8745572	MACQUARIE REAL ESTATE TELECOM HOLDINGS LLC	UNITED STATES
102 368 052	MACQUARIE REALTY SERVICES AUSTRALIA PTY LIMITED	AUSTRALIA
4535338	MACQUARIE REGIONAL SHAREHOLDINGS (UK) LIMITED	ENGLAND/WALES
112 147 350	MACQUARIE RENEWABLES HOLDINGS PTY LIMITED	AUSTRALIA
112 588 664	MACQUARIE RENEWABLES MANAGEMENT LIMITED	AUSTRALIA
125 098 339	MACQUARIE RESIDENTIAL (STATE) MANAGEMENT PTY LTD	AUSTRALIA
125 098 179	MACQUARIE RESIDENTIAL MANAGEMENT PTY LTD	AUSTRALIA
	MACQUARIE RESOURCE CAPITAL CANADA LTD	CANADA
37450	MACQUARIE RG INVESTMENTS LIMITED	BERMUDA
006 219 852	MACQUARIE RISK ADVISORY SERVICES LIMITED	AUSTRALIA
003 898 413	MACQUARIE RISK MANAGEMENT ADVISORY PTY LIMITED	AUSTRALIA
119 105 896	MACQUARIE ROBINSONS PTY LIMITED	AUSTRALIA
121 066 493	MACQUARIE RPD HOLDINGS PTY LTD	AUSTRALIA
20-4438523	MACQUARIE SC INVESTMENTS INC	UNITED STATES
063 267 032	MACQUARIE SCIENCE HOLDINGS PTY LIMITED	AUSTRALIA
199704430K	MACQUARIE SECURITIES (ASIA) PTE LIMITED	SINGAPORE
002 832 126	MACQUARIE SECURITIES (AUSTRALIA) LIMITED	AUSTRALIA
418160-3	MACQUARIE SECURITIES (CANADA) LTD	CANADA
11-89592	MACQUARIE SECURITIES (INDIA) PRIVATE LIMITED	INDIA
MC - 134809	MACQUARIE SECURITIES (JAPAN) LIMITED	CAYMAN ISLANDS
15184/2070	MACQUARIE SECURITIES (MAURITIUS) LIMITED	MAURITIUS
1748511	MACQUARIE SECURITIES (NEW ZEALAND) LIMITED	NEW ZEALAND
180496	MACQUARIE SECURITIES (PHILIPPINES) INC	PHILIPPINES
198702912C	MACQUARIE SECURITIES (SINGAPORE) PTE LIMITED	SINGAPORE
2382080/8809365	MACQUARIE SECURITIES (USA) INC	UNITED STATES
104-81-99444	MACQUARIE SECURITIES KOREA LIMITED	KOREA
135973	MACQUARIE SECURITIES LIMITED	HONG KONG
003 435 443	MACQUARIE SECURITIES MANAGEMENT PTY LIMITED	AUSTRALIA
2006/023546/07	MACQUARIE SECURITIES SOUTH AFRICA LIMITED	SOUTH AFRICA
641342	MACQUARIE SECURITISATION (HONG KONG) LIMITED	HONG KONG
075 289 002	MACQUARIE SECURITISATION (OBU) PTY LIMITED	AUSTRALIA
003 297 336	MACQUARIE SECURITISATION LIMITED	AUSTRALIA
20- 1702053	MACQUARIE SECURITIZATION USA LLC	UNITED STATES
496224	MACQUARIE SERVICES (HONG KONG) LIMITED	HONG KONG
200513362E	MACQUARIE SERVICES SINGAPORE PTE LIMITED	SINGAPORE
125 336 101	MACQUARIE SHENTON PTY LIMITED	AUSTRALIA
096 705 341	MACQUARIE SOUTH KINGSCLIFF PTY LIMITED	AUSTRALIA
B84472539	MACQUARIE SPAIN S.L.	SPAIN
	MACQUARIE SPECIALISED ASSET MANAGEMENT (BERMUDA) LIMITED	BERMUDA
075 295 608	MACQUARIE SPECIALISED ASSET MANAGEMENT 2 LIMITED	AUSTRALIA
087 382 965	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED	AUSTRALIA
418161-1	MACQUARIE SPECIALIZED FINANCING LTD	CANADA
065 747 417	MACQUARIE STRUCTURED PRODUCTS (INTERNATIONAL) LIMITED	AUSTRALIA
583316	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED	BRITISH VIRGIN ISLANDS
008 607 074	MACQUARIE STRUCTURED PRODUCTS AUSTRALIA LIMITED	AUSTRALIA
008 607 038	MACQUARIE SWAN STREET PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
092 034 403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD	AUSTRALIA
092 034 485	MACQUARIE SYNDICATE NOMINEE PTY LTD	AUSTRALIA
069 344 289	MACQUARIE SYNDICATION (NO. 22) PTY. LIMITED	AUSTRALIA
069 344 387	MACQUARIE SYNDICATION (NO. 23) PTY. LIMITED	AUSTRALIA
062 060 879	MACQUARIE SYNDICATION (NO. 7) PTY. LIMITED	AUSTRALIA
065 309 033	MACQUARIE SYNDICATION (NO.12) PTY LIMITED	AUSTRALIA
392769-T	MACQUARIE TECHNOLOGIES (M) SDN BHD	KUALA LUMPUR
421234	MACQUARIE TECHNOLOGY FINANCE LIMITED	IRELAND
124 335 593	MACQUARIE TECHNOLOGY FINANCE PTY LIMITED	AUSTRALIA
	MACQUARIE TECHNOLOGY HOLDINGS (MALTA) LIMITED	MALTA
080 218 846	MACQUARIE TECHNOLOGY INVESTMENTS LIMITED	AUSTRALIA
009 641 196	MACQUARIE TECHNOLOGY SERVICES PTY LTD	AUSTRALIA
080 472 751	MACQUARIE TECHNOLOGY VENTURES PTY LTD	AUSTRALIA
100 708 254	MACQUARIE TELECOMMUNICATIONS HOLDINGS PTY LTD	AUSTRALIA
008 606 782	MACQUARIE THIRTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 906	MACQUARIE THIRTY-THIRD AVIATION LEASING PTY. LIMITED	AUSTRALIA
009 642 933	MACQUARIE TOURISM & LEISURE PTY LIMITED	AUSTRALIA
	MACQUARIE TRADING SERVICES INC	UNITED STATES
1888243	MACQUARIE TREASURY FINANCE (NZ) LIMITED	NEW ZEALAND
	MACQUARIE TREASURY MANAGEMENT LTD.	BERMUDA
232767	MACQUARIE TREUVERMOEGEN GMBH	GERMANY
008 607 029	MACQUARIE TWELFTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 607 109	MACQUARIE TWENTIETH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 853	MACQUARIE TWENTY-EIGHTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 844	MACQUARIE TWENTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
115 219 988	MACQUARIE UK PROPERTY MANAGEMENT PTY LIMITED	AUSTRALIA
261723	MACQUARIE VEHICLES (NZ) LIMITED	NEW ZEALAND
HRB 56359	MACQUARIE VERWALTUNGS GMBH	GERMANY
188966	MACQUARIE WEALTH MANAGEMENT (INDIA) PRIVATE LIMITED	INDIA
117 212 763	MACT FRANCHISE PTY LIMITED	AUSTRALIA
116 209 057	MACT HOLDING COMPANY PTY LIMITED	AUSTRALIA
116 208 603	MACT NETWORK PTY LIMITED	AUSTRALIA
120 032 822	MACT RENTAL PTY LIMITED	AUSTRALIA
117 033 226	MACV NO. 1 PTY LIMITED	AUSTRALIA
006 010 500	MAIL HOLDINGS PTY LIMITED	AUSTRALIA
090 975 456	MARGIN LENDING NOMINEES PTY LIMITED	AUSTRALIA
102 964 312	MASL NO. 2 PTY LIMITED	AUSTRALIA
44918	MAYVEN INTERNATIONAL LIMITED	ENGLAND/WALES
5842104	MAYVEN UK PLC	ENGLAND/WALES
008 607 092	MBL REALTY INVESTMENT MANAGEMENT PTY. LIMITED	AUSTRALIA
001 330 132	MBL RIVER LINKS PTY LIMITED	AUSTRALIA
363941	MC CAPITAL GROUP	IRELAND
069 343 693	MC CAPITAL HOLDINGS NO.1 PTY LIMITED	AUSTRALIA
069 343 791	MC CAPITAL HOLDINGS NO.2 PTY LIMITED	AUSTRALIA
078 223 382	MCF LEASING PTY LIMITED	AUSTRALIA
SC280388	MEIF (SCOTLAND) GP LIMITED	SCOTLAND
4866246	MEIF (UK) LIMITED	ENGLAND/WALES
006 238 482	MEMNON PTY. LIMITED	AUSTRALIA
007 226 306	MENDLESHAM CORPORATION PTY. LIMITED	AUSTRALIA
084 781 555	MERIT MANAGEMENT NO.1 PTY LIMITED	AUSTRALIA
084 781 493	MERIT NO.1 PTY LIMITED	AUSTRALIA
44919	MGIG INTERNATIONAL LIMITED	UNITED KINGDOM
5841526	MGIG UK HOLDINGS LIMITED	ENGLAND/WALES

AUSCONO	COMPANY NAME	JURISDICTION
5841526	MGIG UK LIMITED	ENGLAND/WALES
	MGIG US HOLDINGS LLC	UNITED STATES
	MIF US INVESTMENT HOLDINGS LLC	UNITED STATES
	MIF US INVESTMENT PARTNERSHIP	UNITED STATES
BC0758550	MIH (ABBOTSFORD) HOLDINGS LIMITED	CANADA
BC0758549	MIH (VANCOUVER) HOLDINGS LIMITED	CANADA
	MIH BERMUDA 1 LIMITED	BERMUDA
	MIH BERMUDA 2 LIMITED	BERMUDA
	MIH LUXEMBOURG SA	LUXEMBOURG
4261646	MIHI LLC	UNITED STATES
	MIOM 2 LIMITED	ISLE OF MAN
59705	MIREF INTERNATIONAL HOLDINGS LIMITED	MAURITIUS
124 392 829	MITCHELL HEALTH PARTNERSHIP HOLDINGS PTY LIMITED	AUSTRALIA
124 393 166	MITCHELL HEALTH PARTNERSHIP PTY LIMITED	AUSTRALIA
	MJL ACE LTD	JAPAN
	MJL BAY LTD	JAPAN
	MJL COOKIE LTD	JAPAN
	MJL HAWK LTD	JAPAN
	MJL IMPULSE LTD	JAPAN
20- 1702053	MMUSA WAREHOUSE NO 1 LLC	UNITED STATES
	MONGOOSE ACQUISITION LLC	UNITED STATES
103 410 297	MONGOOSE PTY LTD	AUSTRALIA
WK-133920	MONKWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
086 587 608	MONT PARK DEVELOPMENT COMPANY PTY LIMITED	AUSTRALIA
061 160 558	MQ CAPITAL PTY LIMITED	AUSTRALIA
092 552 611	MQ PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
200703268K	MQ SPECIALISED INVESTMENT MANAGEMENT (SINGAPORE) PTE. LIMITED	SINGAPORE
086 438 995	MQ SPECIALIST INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
124 335 333	MTF HOLDINGS PTY LIMITED	AUSTRALIA
117 100 615	MUSASHI INVESTOR PTY LIMITED	AUSTRALIA
001 902 165	MXMM FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
003 337 675	NANWAY NOMINEES PTY LIMITED	AUSTRALIA
	NDI NO.1 LLC	UNITED STATES
111 180 271	NEW MEDIA HOLDINGS PTY LIMITED	AUSTRALIA
079 630 603	OMNI LEISURE OPERATIONS PTY LIMITED	AUSTRALIA
092 609 428	OMNI SPORTS MANAGEMENT PTY LTD	AUSTRALIA
113 519 623	OT HOLDINGS PTY LIMITED	AUSTRALIA
071 982 244	PACIFIC RIM OPERATIONS LIMITED	AUSTRALIA
008 586 385	PARAY PTY. LIMITED	AUSTRALIA
107 805 452	PARENTS@WORK PTY LIMITED	AUSTRALIA
008 596 656	PARSEES PTY LIMITED	AUSTRALIA
180547	PASLEY INTERNATIONAL LIMITED	VIRGIN ISLANDS, BRITISH
116 467 237	PELLMAC PTY LIMITED	AUSTRALIA
6053196	PETERBOROUGH (PROGRESS HEALTH) HOLDINGS LIMITED	ENGLAND/WALES
6052726	PETERBOROUGH (PROGRESS HEALTH) NOMINEE LIMITED	ENGLAND/WALES
6054624	PETERBOROUGH (PROGRESS HEALTH) PLC	ENGLAND/WALES
115 622 449	PIB PROJECT CO A PTY LIMITED	AUSTRALIA
115 622 458	PIB PROJECT CO B PTY LIMITED	AUSTRALIA
117 100 599	PLEIADES INVESTOR PTY LIMITED	AUSTRALIA
	PLEIADES YUGEN KAISHA	JAPAN
080 106 412	POLAR FINANCE LIMITED	AUSTRALIA
079 990 588	PRINCIPLE HOLDINGS NO 2 PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
	PT MACQUARIE KONSULTAN INDONESIA	INDONESIA

AUSCONO	COMPANY NAME	JURISDICTION
09.03 1.67.21972	PT MACQUARIE SECURITIES INDONESIA	INDONESIA
111 086 705	PTK INVESTOR PTY LIMITED	AUSTRALIA
03425562	PULSE 24 LIMITED	UNITED KINGDOM
070 603 824	PUMA FINANCE LIMITED	AUSTRALIA
064 904 212	PUMA MANAGEMENT PTY LIMITED	AUSTRALIA
069 344 190	Q RENT PTY LIMITED	AUSTRALIA
5504362	RADIO UK HOLDINGS LIMITED	ENGLAND/WALES
116 472 441	RANSHAR PTY LTD	AUSTRALIA
008 606 880	REMA NOMINEES PTY. LIMITED	AUSTRALIA
124 947 388	RESF NO. 1 PTY LTD	AUSTRALIA
054 982 106	RESIDCO PTY. LIMITED	AUSTRALIA
119 974 819	RETIREMENT VILLAGES GROUP MANAGEMENT LIMITED	AUSTRALIA
119 974 597	RETIREMENT VILLAGES GROUP R.E. LIMITED	AUSTRALIA
WK-119866	ROPEMAKER STREET INVESTMENTS LIMITED	CAYMAN ISLANDS
005 129 984	ROSS PLASTICS PTY LTD	AUSTRALIA
006 566 427	RUGARNO PTY LIMITED	AUSTRALIA
071 366 339	SANTORINI ONE PTY LIMITED	AUSTRALIA
008 697 840	SECURE AUSTRALIA MANAGEMENT PTY. LIMITED	AUSTRALIA
058 639 688	SEDULOUS INVESTMENTS PTY LIMITED	AUSTRALIA
003 484 259	SHALINA PTY LIMITED	AUSTRALIA
3100036445	SHANGHAI CHENGLI PROPERTIES CO LTD	CHINA
	SHERLOCK SECURITIES LIMITED	CAYMAN ISLANDS
008 508 030	SPAL PTY LIMITED	AUSTRALIA
075 364 064	STRUCTURED PRIME ASSET RECEIVABLES (SPARS) NO. 1 PTY LIMITED	AUSTRALIA
113 707 216	SYDNEY WEST HOUSING PARTNERSHIP PTY LIMITED	AUSTRALIA
050 069 817	SYNDICATED ASSET MANAGEMENT PTY LIMITED	AUSTRALIA
	TAIKANSAN KAIHATSU LIMITED	JAPAN
	TECHNOLOGY INVESTMENTS (LUXEMBOURG) S.A.R.L.	LUXEMBOURG
085 356 770	TEGENSEE PTY LIMITED	AUSTRALIA
070 142 951	TELBANE PTY LTD	AUSTRALIA
079 630 649	TEN7 PTY LIMITED	AUSTRALIA
064 721 080	TOUCHSTONE LIVING PTY LIMITED	AUSTRALIA
009 633 603	TRYPTIC PTY LIMITED	AUSTRALIA
116 908 608	UPL (BONNYRIGG) PTY LIMITED	AUSTRALIA
114 734 986	UPL (BRIBIE ISLAND) PTY LIMITED	AUSTRALIA
114 734 557	UPL (CATHERINE FIELD) PTY LIMITED	AUSTRALIA
116 908 537	UPL (KIRRA) PTY LIMITED	AUSTRALIA
113 665 455	UPL (LEOPOLD) PTY LIMITED	AUSTRALIA
115 007 915	UPL (LIVERPOOL) PTY LIMITED	AUSTRALIA
116 908 653	UPL (NO 10) PTY LIMITED	AUSTRALIA
116 908 493	UPL (NO 6) PTY LIMITED	AUSTRALIA
116 908 582	UPL (NO 7) PTY LIMITED	AUSTRALIA
116 908 635	UPL (NO 9) PTY LIMITED	AUSTRALIA
115 793 685	UPL (NSW) PTY LIMITED	AUSTRALIA
115 007 933	UPL (PORTARLINGTON) PTY LIMITED	AUSTRALIA
120 934 741	UPL (QLD) PTY LIMITED	AUSTRALIA
085 359 833	UPL (SA) PTY LIMITED	AUSTRALIA
084 657 616	UPL (UNDERDALE) PTY LIMITED	AUSTRALIA
115 912 822	UPL (VIC) PTY LIMITED	AUSTRALIA
095 793 141	UPL (WA) PTY LTD	AUSTRALIA
115 007 755	UPL (WHITBY) PTY LIMITED	AUSTRALIA
081 119 619	UPL DEVELOPMENTS PTY LIMITED	AUSTRALIA
115 007 862	UPL MACQUARIE PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
096 705 298	UPL RIVER LINKS INVESTMENTS PTY LTD	AUSTRALIA
055 500 902	UPMILL NOMINEES PTY LIMITED	AUSTRALIA
113 918 166	URBAN PACIFIC (BEROWRA) PTY LIMITED	AUSTRALIA
115 131 345	URBAN PACIFIC (FLETCHER) PTY LIMITED	AUSTRALIA
114 197 429	URBAN PACIFIC (SOMERSET) PTY LIMITED	AUSTRALIA
081 119 495	URBAN PACIFIC LIMITED	AUSTRALIA
092 034 458	URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED	AUSTRALIA
008 592 916	UTOPIA PTY LIMITED	AUSTRALIA
003 201 303	VALCORA PTY LIMITED	AUSTRALIA
080 218 622	VICWIRE PARTNERSHIP PTY LIMITED	AUSTRALIA
079 878 783	VOLATIC PTY LIMITED	AUSTRALIA
079 865 311	VOLBING PTY LIMITED	AUSTRALIA
095 793 169	VUE APARTMENTS PTY LTD	AUSTRALIA
200604119K	WARATAH AIRCRAFT LEASING PTE LTD	SINGAPORE
122 740 327	WATTLE POINT SPV PTY LIMITED	AUSTRALIA
	WILMINGTON INVESTMENT FUND NO.1 LIMITED LLC	UNITED STATES
HRA 22450	WINDKRAFT HOLLEBEN 1 GMBH & CO KG	GERMANY
	WINDPARK BIPPEN GRUNSTUCKS GMBH & CO KG	GERMANY
054 813 080	WOODROSS NOMINEES PTY. LIMITED	AUSTRALIA
002 736 423	WUXTA PTY LIMITED	AUSTRALIA
5532426	YBR FEEDER GP LIMITED	ENGLAND/WALES
MC-142957	YEUNG UK NO.1	CAYMAN ISLANDS
BC0725255	YUKON RIVER BRIDGE INVESTMENT MANAGEMENT LTD.	CANADA
002 798 503	ZELENKA PTY LIMITED	AUSTRALIA
008 644 362	ZOFFANIES PTY. LIMITED	AUSTRALIA

ANNEXURE 'B'

This is the annexure marked 'B' of 6 pages referred to in the 'Notice of ceasing to be a substantial holder'

Michael Panikian
Assistant Company Secretary, Macquarie Bank Limited
31 May 2007

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)		Number and Class of Securities		Person's votes affected
10/05/2007	MIML	Purchase of securities	$	7.25	102,484	FP STP	102,484
8/05/2007	MIML	Sale of securities	$	7.21	6,837	FP STP	6,837
21/05/2007	MIML	Purchase of securities	$	7.33	1,200	FP STP	1,200
8/05/2007	MIML	Sale of securities	$	7.17	52,693	FP STP	52,693
23/05/2007	MIML	Purchase of securities	$	7.14	5,400	FP STP	5,400
10/05/2007	MIML	Purchase of securities	$	7.26	24,000	FP STP	24,000
8/05/2007	MIML	Purchase of securities	$	7.21	6,837	FP STP	6,837
21/05/2007	MIML	Sale of securities	$	7.33	1,200	FP STP	1,200
23/05/2007	MIML	Sale of securities	$	7.12	1,300,000	FP STP	1,300,000
23/05/2007	MIML	Sale of securities	$	7.10	308,841	FP STP	308,841
22/05/2007	MIML	Sale of securities	$	7.18	381,939	FP STP	381,939
22/05/2007	MIML	Sale of securities	$	7.16	1,600,000	FP STP	1,600,000
22/05/2007	MIML	Sale of securities	$	7.20	250,000	FP STP	250,000
17/05/2007	MIML	Purchase of securities	$	7.37	250,000	FP STP	250,000
15/05/2007	MIML	Purchase of securities	$	7.24	150,000	FP STP	150,000
15/05/2007	MIML	Purchase of securities	$	7.23	552,976	FP STP	552,976
10/05/2007	MIML	Purchase of securities	$	7.24	371,882	FP STP	371,882
8/05/2007	MIML	Purchase of securities	$	7.21	359,849	FP STP	359,849
8/05/2007	MIML	Purchase of securities	$	7.21	375,528	FP STP	375,528
23/05/2007	MPPM	Purchase of securities	$	7.23	4,557	FP STP	4,557
22/05/2007	MPPM	Purchase of securities	$	7.24	4,337	FP STP	4,337
22/05/2007	MPPM	Sale of securities	$	7.25	5,294	FP STP	5,294
17/05/2007	MPPM	Purchase of securities	$	7.32	969	FP STP	969
15/05/2007	MPPM	Purchase of securities	$	7.25	900	FP STP	900
14/05/2007	MPPM	Purchase of securities	$	7.21	1,387	FP STP	1,387
11/05/2007	MPPM	Purchase of securities	$	7.14	22,375	FP STP	22,375
10/05/2007	MPPM	Purchase of securities	$	7.21	51,248	FP STP	51,248
9/05/2007	MPPM	Purchase of securities	$	7.23	58,752	FP STP	58,752
8/05/2007	MPPM	Purchase of securities	$	7.22	105,165	FP STP	105,165
7/05/2007	MPPM	Purchase of securities	$	7.16	70,100	FP STP	70,100
16/5/2007	MBL	Purchase of securities	$	7.31	71,496	FP STP	71,496
11/5/2007	MBL	Purchase of securities	$	7.14	71,929	FP STP	71,929
10/5/2007	MBL	Purchase of securities	$	7.22	72,472	FP STP	72,472
21/5/2007	MBL	Purchase of securities	$	7.34	71,553	FP STP	71,553
23/05/2007	MPPM	Purchase of securities	$	7.23	4,557	FP STP	4,557
22/05/2007	MPPM	Purchase of securities	$	7.24	4,337	FP STP	4,337
22/05/2007	MPPM	Sale of securities	$	7.25	5,294	FP STP	5,294
17/05/2007	MPPM	Purchase of securities	$	7.32	969	FP STP	969
15/05/2007	MPPM	Purchase of securities	$	7.25	900	FP STP	900
14/05/2007	MPPM	Purchase of securities	$	7.21	1,387	FP STP	1,387
11/05/2007	MPPM	Purchase of securities	$	7.14	22,375	FP STP	22,375
10/05/2007	MPPM	Purchase of securities	$	7.21	51,248	FP STP	51,248

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)		Number and Class of Securities		Person's votes affected
9/05/2007	MPPM	Purchase of securities	$	7.23	58,752	FP STP	58,752
8/05/2007	MPPM	Purchase of securities	$	7.22	105,165	FP STP	105,165
7/05/2007	MPPM	Purchase of securities	$	7.16	70,100	FP STP	70,100
16/5/2007	MBL	Purchase of securities	$	7.31	71,496	FP STP	71,496
11/5/2007	MBL	Purchase of securities	$	7.14	71,929	FP STP	71,929
10/5/2007	MBL	Purchase of securities	$	7.22	72,472	FP STP	72,472
21/5/2007	MBL	Purchase of securities	$	7.34	71,553	FP STP	71,553
8/5/2007	MBL	Purchase of securities	$	7.11	9,504	FP STP	9,504
8/5/2007	MBL	Purchase of securities	$	7.11	9,765	FP STP	9,765
15/5/2007	MBL	Purchase of securities	$	7.25	905	FP STP	905
15/5/2007	MBL	Purchase of securities	$	7.23	252	FP STP	252
15/5/2007	MBL	Purchase of securities	$	7.23	213	FP STP	213
15/5/2007	MBL	Purchase of securities	$	7.23	144	FP STP	144
15/5/2007	MBL	Purchase of securities	$	7.23	225	FP STP	225
15/5/2007	MBL	Purchase of securities	$	7.22	219	FP STP	219
15/5/2007	MBL	Purchase of securities	$	7.21	154	FP STP	154
15/5/2007	MBL	Purchase of securities	$	7.21	134	FP STP	134
15/5/2007	MBL	Purchase of securities	$	7.20	123	FP STP	123
15/5/2007	MBL	Purchase of securities	$	7.21	94	FP STP	94
15/5/2007	MBL	Purchase of securities	$	7.20	91	FP STP	91
15/5/2007	MBL	Purchase of securities	$	7.20	86	FP STP	86
15/5/2007	MBL	Purchase of securities	$	7.20	101	FP STP	101
15/5/2007	MBL	Purchase of securities	$	7.20	285	FP STP	285
15/5/2007	MBL	Purchase of securities	$	7.19	104	FP STP	104
15/5/2007	MBL	Purchase of securities	$	7.20	125	FP STP	125
15/5/2007	MBL	Purchase of securities	$	7.20	111	FP STP	111
15/5/2007	MBL	Purchase of securities	$	7.20	159	FP STP	159
15/5/2007	MBL	Purchase of securities	$	7.21	93	FP STP	93
15/5/2007	MBL	Purchase of securities	$	7.21	70	FP STP	70
15/5/2007	MBL	Purchase of securities	$	7.20	51	FP STP	51
15/5/2007	MBL	Purchase of securities	$	7.21	71	FP STP	71
15/5/2007	MBL	Purchase of securities	$	7.21	63	FP STP	63
15/5/2007	MBL	Purchase of securities	$	7.22	79	FP STP	79
15/5/2007	MBL	Purchase of securities	$	7.23	55	FP STP	55
15/5/2007	MBL	Purchase of securities	$	7.21	37	FP STP	37
15/5/2007	MBL	Purchase of securities	$	7.21	41	FP STP	41
15/5/2007	MBL	Purchase of securities	$	7.21	30	FP STP	30
15/5/2007	MBL	Purchase of securities	$	7.20	4	FP STP	4
15/5/2007	MBL	Purchase of securities	$	7.20	28	FP STP	28
15/5/2007	MBL	Purchase of securities	$	7.20	29	FP STP	29
15/5/2007	MBL	Purchase of securities	$	7.20	28	FP STP	28
15/5/2007	MBL	Purchase of securities	$	7.21	29	FP STP	29
15/5/2007	MBL	Purchase of securities	$	7.21	28	FP STP	28
15/5/2007	MBL	Purchase of securities	$	7.21	44	FP STP	44
15/5/2007	MBL	Purchase of securities	$	7.23	78	FP STP	78
15/5/2007	MBL	Purchase of securities	$	7.23	64	FP STP	64
15/5/2007	MBL	Purchase of securities	$	7.21	59	FP STP	59
15/5/2007	MBL	Purchase of securities	$	7.20	87	FP STP	87
15/5/2007	MBL	Purchase of securities	$	7.19	54	FP STP	54
15/5/2007	MBL	Purchase of securities	$	7.19	85	FP STP	85
15/5/2007	MBL	Purchase of securities	$	7.19	98	FP STP	98
15/5/2007	MBL	Purchase of securities	$	7.18	77	FP STP	77
15/5/2007	MBL	Purchase of securities	$	7.17	42	FP STP	42

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number and Class of Securities		Person's votes affected
15/5/2007	MBL	Purchase of securities	$ 7.17	82	FP STP	82
15/5/2007	MBL	Purchase of securities	$ 7.19	64	FP STP	64
15/5/2007	MBL	Purchase of securities	$ 7.19	43	FP STP	43
15/5/2007	MBL	Purchase of securities	$ 7.19	127	FP STP	127
15/5/2007	MBL	Purchase of securities	$ 7.18	111	FP STP	111
15/5/2007	MBL	Purchase of securities	$ 7.17	144	FP STP	144
15/5/2007	MBL	Purchase of securities	$ 7.17	105	FP STP	105
15/5/2007	MBL	Purchase of securities	$ 7.17	105	FP STP	105
15/5/2007	MBL	Purchase of securities	$ 7.17	99	FP STP	99
15/5/2007	MBL	Purchase of securities	$ 7.16	108	FP STP	108
15/5/2007	MBL	Purchase of securities	$ 7.17	70	FP STP	70
15/5/2007	MBL	Purchase of securities	$ 7.17	189	FP STP	189
15/5/2007	MBL	Purchase of securities	$ 7.17	65	FP STP	65
15/5/2007	MBL	Purchase of securities	$ 7.16	370	FP STP	370
15/5/2007	MBL	Purchase of securities	$ 7.16	181	FP STP	181
15/5/2007	MBL	Purchase of securities	$ 7.16	262	FP STP	262
14/5/2007	MBL	Purchase of securities	$ 7.21	1,794	FP STP	1,794
14/5/2007	MBL	Purchase of securities	$ 7.19	460	FP STP	460
14/5/2007	MBL	Purchase of securities	$ 7.19	24	FP STP	24
14/5/2007	MBL	Purchase of securities	$ 7.19	538	FP STP	538
14/5/2007	MBL	Purchase of securities	$ 7.18	532	FP STP	532
14/5/2007	MBL	Purchase of securities	$ 7.17	65	FP STP	65
14/5/2007	MBL	Purchase of securities	$ 7.17	99	FP STP	99
14/5/2007	MBL	Purchase of securities	$ 7.17	89	FP STP	89
14/5/2007	MBL	Purchase of securities	$ 7.17	224	FP STP	224
14/5/2007	MBL	Purchase of securities	$ 7.18	277	FP STP	277
14/5/2007	MBL	Purchase of securities	$ 7.18	31	FP STP	31
14/5/2007	MBL	Purchase of securities	$ 7.18	241	FP STP	241
14/5/2007	MBL	Purchase of securities	$ 7.18	277	FP STP	277
14/5/2007	MBL	Purchase of securities	$ 7.18	179	FP STP	179
14/5/2007	MBL	Purchase of securities	$ 7.18	172	FP STP	172
14/5/2007	MBL	Purchase of securities	$ 7.18	149	FP STP	149
14/5/2007	MBL	Purchase of securities	$ 7.18	222	FP STP	222
14/5/2007	MBL	Purchase of securities	$ 7.18	312	FP STP	312
14/5/2007	MBL	Purchase of securities	$ 7.18	217	FP STP	217
14/5/2007	MBL	Purchase of securities	$ 7.18	222	FP STP	222
14/5/2007	MBL	Purchase of securities	$ 7.18	263	FP STP	263
14/5/2007	MBL	Purchase of securities	$ 7.19	85	FP STP	85
14/5/2007	MBL	Purchase of securities	$ 7.19	150	FP STP	150
14/5/2007	MBL	Purchase of securities	$ 7.20	270	FP STP	270
14/5/2007	MBL	Purchase of securities	$ 7.19	152	FP STP	152
14/5/2007	MBL	Purchase of securities	$ 7.17	140	FP STP	140
14/5/2007	MBL	Purchase of securities	$ 7.17	125	FP STP	125
14/5/2007	MBL	Purchase of securities	$ 7.20	132	FP STP	132
14/5/2007	MBL	Purchase of securities	$ 7.20	117	FP STP	117
14/5/2007	MBL	Purchase of securities	$ 7.19	159	FP STP	159
14/5/2007	MBL	Purchase of securities	$ 7.19	66	FP STP	66
14/5/2007	MBL	Purchase of securities	$ 7.19	89	FP STP	89
14/5/2007	MBL	Purchase of securities	$ 7.19	63	FP STP	63
14/5/2007	MBL	Purchase of securities	$ 7.18	39	FP STP	39
14/5/2007	MBL	Purchase of securities	$ 7.18	34	FP STP	34
14/5/2007	MBL	Purchase of securities	$ 7.20	34	FP STP	34
14/5/2007	MBL	Purchase of securities	$ 7.18	42	FP STP	42

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)		Number and Class of Securities		Person's votes affected
14/5/2007	MBL	Purchase of securities	$	7.17	29	FP STP	29
14/5/2007	MBL	Purchase of securities	$	7.17	28	FP STP	28
14/5/2007	MBL	Purchase of securities	$	7.17	52	FP STP	52
14/5/2007	MBL	Purchase of securities	$	7.17	90	FP STP	90
14/5/2007	MBL	Purchase of securities	$	7.14	119	FP STP	119
14/5/2007	MBL	Purchase of securities	$	7.14	50	FP STP	50
14/5/2007	MBL	Purchase of securities	$	7.13	61	FP STP	61
14/5/2007	MBL	Purchase of securities	$	7.14	42	FP STP	42
14/5/2007	MBL	Purchase of securities	$	7.14	115	FP STP	115
14/5/2007	MBL	Purchase of securities	$	7.16	168	FP STP	168
14/5/2007	MBL	Purchase of securities	$	7.17	118	FP STP	118
14/5/2007	MBL	Purchase of securities	$	7.17	114	FP STP	114
14/5/2007	MBL	Purchase of securities	$	7.20	203	FP STP	203
14/5/2007	MBL	Purchase of securities	$	7.20	65	FP STP	65
14/5/2007	MBL	Purchase of securities	$	7.19	149	FP STP	149
14/5/2007	MBL	Purchase of securities	$	7.19	96	FP STP	96
14/5/2007	MBL	Purchase of securities	$	7.18	114	FP STP	114
14/5/2007	MBL	Purchase of securities	$	7.17	187	FP STP	187
14/5/2007	MBL	Purchase of securities	$	7.19	64	FP STP	64
14/5/2007	MBL	Purchase of securities	$	7.20	136	FP STP	136
14/5/2007	MBL	Purchase of securities	$	7.20	132	FP STP	132
14/5/2007	MBL	Purchase of securities	$	7.20	121	FP STP	121
14/5/2007	MBL	Purchase of securities	$	7.20	219	FP STP	219
14/5/2007	MBL	Purchase of securities	$	7.20	264	FP STP	264
14/5/2007	MBL	Purchase of securities	$	7.20	264	FP STP	264
14/5/2007	MBL	Purchase of securities	$	7.21	239	FP STP	239
14/5/2007	MBL	Purchase of securities	$	7.21	165	FP STP	165
14/5/2007	MBL	Purchase of securities	$	7.21	198	FP STP	198
14/5/2007	MBL	Purchase of securities	$	7.19	211	FP STP	211
14/5/2007	MBL	Purchase of securities	$	7.21	184	FP STP	184
14/5/2007	MBL	Purchase of securities	$	7.21	368	FP STP	368
14/5/2007	MBL	Purchase of securities	$	7.23	120	FP STP	120
14/5/2007	MBL	Purchase of securities	$	7.22	183	FP STP	183
14/5/2007	MBL	Purchase of securities	$	7.24	278	FP STP	278
14/5/2007	MBL	Purchase of securities	$	7.24	231	FP STP	231
14/5/2007	MBL	Purchase of securities	$	7.24	41	FP STP	41
14/5/2007	MBL	Purchase of securities	$	7.23	377	FP STP	377
14/5/2007	MBL	Purchase of securities	$	7.25	527	FP STP	527
11/5/2007	MBL	Purchase of securities	$	7.14	14,069	FP STP	14,069
23/5/2007	MBL	Purchase of securities	$	7.13	1,700	FP STP	1,700
23/5/2007	MBL	Purchase of securities	$	7.14	2,000	FP STP	2,000
23/5/2007	MBL	Purchase of securities	$	7.22	247	FP STP	247
23/5/2007	MBL	Purchase of securities	$	7.22	311	FP STP	311
23/5/2007	MBL	Sale of securities	$	7.18	550	FP STP	550
22/5/2007	MBL	Purchase of securities	$	7.16	405	FP STP	405
21/5/2007	MBL	Sale of securities	$	7.40	405	FP STP	405
16/5/2007	MBL	Sale of securities	$	7.28	340	FP STP	340
16/5/2007	MBL	Sale of securities	$	7.28	1,660	FP STP	1,660
16/5/2007	MBL	Purchase of securities	$	7.23	7,000	FP STP	7,000
10/5/2007	MBL	Sale of securities	$	7.23	1,000	FP STP	1,000
22/5/2007	MQSIML	Sale of securities	$	7.29	6	FP STP	6
22/5/2007	MQSIML	Sale of securities	$	7.29	23	FP STP	23
22/5/2007	MQSIML	Sale of securities	$	7.29	23	FP STP	23

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)		Number and Class of Securities		Person's votes affected
22/6/2007	MQSIML	Sale of securities	$	7.29	23	FP STP	23
22/5/2007	MQSIML	Sale of securities	$	7.32	3	FP STP	3
21/5/2007	MQSIML	Sale of securities	$	7.33	1,105	FP STP	1,105
21/5/2007	MQSIML	Sale of securities	$	7.33	2,296	FP STP	2,296
21/5/2007	MQSIML	Sale of securities	$	7.34	41	FP STP	41
21/5/2007	MQSIML	Sale of securities	$	7.34	209	FP STP	209
21/5/2007	MQSIML	Sale of securities	$	7.34	213	FP STP	213
21/5/2007	MQSIML	Sale of securities	$	7.34	1,457	FP STP	1,457
21/5/2007	MQSIML	Sale of securities	$	7.33	2,020	FP STP	2,020
21/5/2007	MQSIML	Sale of securities	$	7.33	2,056	FP STP	2,056
21/5/2007	MQSIML	Sale of securities	$	7.34	391	FP STP	391
18/5/2007	MQSIML	Sale of securities	$	7.26	673	FP STP	673
18/5/2007	MQSIML	Sale of securities	$	7.34	2,212	FP STP	2,212
18/5/2007	MQSIML	Sale of securities	$	7.34	2,117	FP STP	2,117
18/5/2007	MQSIML	Sale of securities	$	7.33	2,212	FP STP	2,212
18/5/2007	MQSIML	Sale of securities	$	7.34	18	FP STP	18
18/5/2007	MQSIML	Sale of securities	$	7.34	2,275	FP STP	2,275
18/5/2007	MQSIML	Sale of securities	$	7.37	396	FP STP	396
17/5/2007	MQSIML	Sale of securities	$	7.28	795	FP STP	795
17/5/2007	MQSIML	Sale of securities	$	7.26	559	FP STP	559
17/5/2007	MQSIML	Sale of securities	$	7.26	954	FP STP	954
17/5/2007	MQSIML	Sale of securities	$	7.27	335	FP STP	335
17/5/2007	MQSIML	Sale of securities	$	7.27	538	FP STP	538
16/5/2007	MQSIML	Sale of securities	$	7.20	1,178	FP STP	1,178
16/5/2007	MQSIML	Sale of securities	$	7.21	979	FP STP	979
16/5/2007	MQSIML	Sale of securities	$	7.20	979	FP STP	979
16/5/2007	MQSIML	Sale of securities	$	7.25	130	FP STP	130
15/5/2007	MQSIML	Sale of securities	$	7.16	413	FP STP	413
15/5/2007	MQSIML	Sale of securities	$	7.14	827	FP STP	827
15/5/2007	MQSIML	Sale of securities	$	7.13	931	FP STP	931
15/5/2007	MQSIML	Sale of securities	$	7.16	811	FP STP	811
15/5/2007	MQSIML	Sale of securities	$	7.16	124	FP STP	124
14/5/2007	MQSIML	Sale of securities	$	7.22	3,110	FP STP	3,110
11/5/2007	MQSIML	Sale of securities	$	7.20	912	FP STP	912
11/5/2007	MQSIML	Sale of securities	$	7.20	184	FP STP	184
11/5/2007	MQSIML	Sale of securities	$	7.20	912	FP STP	912
11/5/2007	MQSIML	Sale of securities	$	7.20	912	FP STP	912
11/5/2007	MQSIML	Sale of securities	$	7.27	121	FP STP	121
10/5/2007	MQSIML	Purchase of securities	$	7.20	911	FP STP	911
10/5/2007	MQSIML	Purchase of securities	$	7.20	2,421	FP STP	2,421
10/5/2007	MQSIML	Purchase of securities	$	7.20	986	FP STP	986
10/5/2007	MQSIML	Purchase of securities	$	7.20	1,790	FP STP	1,790
10/5/2007	MQSIML	Purchase of securities	$	7.19	2,776	FP STP	2,776
10/5/2007	MQSIML	Purchase of securities	$	7.19	370	FP STP	370
9/5/2007	MQSIML	Purchase of securities	$	7.20	2,784	FP STP	2,784
9/5/2007	MQSIML	Purchase of securities	$	7.20	2,784	FP STP	2,784
9/5/2007	MQSIML	Purchase of securities	$	7.20	558	FP STP	558
9/5/2007	MQSIML	Purchase of securities	$	7.20	576	FP STP	576
9/5/2007	MQSIML	Purchase of securities	$	7.20	2,208	FP STP	2,208
9/5/2007	MQSIML	Purchase of securities	$	7.20	371	FP STP	371
8/5/2007	MQSIML	Sale of securities	$	7.18	794	FP STP	794
8/5/2007	MQSIML	Sale of securities	$	7.18	259	FP STP	259
8/5/2007	MQSIML	Sale of securities	$	7.18	887	FP STP	887

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)		Number and Class of Securities		Person's votes affected
8/5/2007	MQSIML	Sale of securities	$	7.19	12	FP STP	12
8/5/2007	MQSIML	Sale of securities	$	7.19	887	FP STP	887
8/5/2007	MQSIML	Sale of securities	$	7.20	118	FP STP	118

Macquarie Goodman

RECEIVED

2007 AUG -9 A 11:22

MACQUARIE

25 May 2007

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP

We confirm that the enclosed Notice of Meeting for a General Meeting of Macquarie Goodman Management Limited was dispatched to Securityholders today. The General Meeting will be held on Wednesday, 27 June 2007 at 2:30 pm (Sydney time) at The Westin, Heritage Ballroom, No. 1 Martin Place, Sydney, NSW.

Please do not hesitate to contact the undersigned if you have any queries regarding the above.

Yours faithfully

Carl Bicego
Company Secretary

enc

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone (02) 9230 7400
Facsimile (02) 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

25 May 2007

Dear Securityholder

MACQUARIE GOODMAN GROUP ("MGQ") – NOTICE OF MEETING

I am pleased to invite you to a General Meeting of Macquarie Goodman Management Limited on Wednesday, 27 June 2007 at 2:30 pm (Sydney time).

The purpose of the meeting is to consider and, if thought fit, pass a special resolution on the change of name of Macquarie Goodman Management Limited to Goodman International Limited.

Following the sale by Macquarie Bank Limited of its MGQ securityholding in August 2006, MGQ confirmed that it would launch a rebranding project to determine a new name and brand identity for the business. After a series of acquisitions by MGQ, the strategy is to now rebrand all group companies under one name to present a clear and consistent global image. The enclosed Notice of Meeting provides details on the scope of the rebranding project.

The meeting will be held at The Westin, Heritage Ballroom, No. 1 Martin Place, Sydney, NSW. A map is included in the enclosed Notice of Meeting specifying the location of The Westin.

You may vote at the General Meeting in person or by completing and returning the enclosed Proxy Form to Computershare Investor Services Pty Limited or MGQ at the relevant address or facsimile number specified in the Proxy Form, by no later than 2:30 pm (Sydney time) on 25 June 2007. A business reply envelope is enclosed for your convenience.

Your Board believes the proposed resolution is in the best interests of MGQ and its Securityholders and unanimously recommends that Securityholders vote in favour of the change of name from Macquarie Goodman Management Limited to Goodman International Limited.

I hope that you are able to join us at the General Meeting on 27 June 2007.

Yours faithfully

David Clarke
CHAIRMAN

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone 1300 723 040
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

MACQUARIE GOODMAN GROUP

MACQUARIE GOODMAN MANAGEMENT LIMITED ABN 69 000 123 071

NOTICE OF MEETING

Notice is hereby given that the General Meeting of Macquarie Goodman Management Limited will be held at:

The Westin
Heritage Ballroom
No. 1 Martin Place
Sydney, NSW

On 27 June 2007 at 2:30 pm (Sydney time).



The Westin
KING STREET
MARKET STREET
St Mary's Cathedral
City Centre

Notice of Meeting

Business

Description

The business of the meeting will be to consider and, if thought fit, pass a special resolution to change the name of MGM. The resolution is detailed in the Proposed Resolution section below. For this resolution to be passed, more than 75% of the votes cast by Securityholders must be in favour of the resolution.

Defined Terms

In the following Resolution and this Notice:

ASX means ASX Limited.

Board means the board of directors of Macquarie Goodman Group.

Corporations Act means the Corporations Act 2001 (Cth).

Explanatory Memorandum means the explanatory memorandum that accompanies this Notice of Meeting.

Listing Rules means the Listing Rules of ASX.

Notice of Meeting or **Notice** means this notice of meeting and any notice of any adjournment of the meeting.

MGI means Macquarie Goodman Industrial Trust (ARSN 091 213 839).

MGM means Macquarie Goodman Management Limited (ABN 69 000 123 071).

MGF means Macquarie Goodman Funds Management Limited (ABN 48 067 796 641; AFSL Number 223621).

Macquarie Goodman Group or **MGQ** means MGM and MGI (and where the context requires, MGF as responsible entity for MGI) and their controlled entities.

Security means a share in MGM stapled to a unit in MGI.

Securityholders means registered holders of Securities.

Proposed Resolution

Resolution 1: Change of name

To consider and, if thought fit, pass the following resolution as a special resolution of MGM:

1. "That the name of Macquarie Goodman Management Limited is changed to Goodman International Limited to take effect when the Australian Securities & Investments Commission alters the details of the registration in accordance with the Corporations Act."

Voting Entitlements

Pursuant to regulation 7.11.37 of the Corporations Regulations 2001, the directors of MGM have determined that the holding of each Securityholder for the purposes of ascertaining the voting entitlements for the meeting will be as it appears in the register at 7:00 pm on Monday, 25 June 2007.

Voting and Proxies

Securityholders can vote in either of two ways:

(a) by attending the meeting and voting either in person or by attorney or, in the case of corporate Securityholders, by corporate representative; or

(b) by appointing a proxy to attend and vote on their behalf.

A proxy need not be a Securityholder of Macquarie Goodman Group.

Securityholders wishing to appoint the Chairman of the meeting as their proxy should read carefully the instructions on the Proxy Form and mark the relevant box to ensure their votes are not disregarded.

A Securityholder entitled to cast two or more votes at the meeting may appoint two proxies and specify the proportion or number of votes each proxy is appointed to exercise. If the Securityholder appoints two proxies and does not specify the proportion or number of votes each proxy may exercise, then each proxy may exercise half of the votes.

A Proxy Form is attached to this Notice of Meeting. To be valid:

1. Proxy Forms must be received at the office of Computershare Investor Services Pty Limited or at the registered office of Macquarie Goodman Group being the place designated by Macquarie Goodman Group for that purpose or at the facsimile number of Computershare Investor Services Pty Limited or Macquarie Goodman Group by no later than 2:30 pm (Sydney time) on 25 June 2007.
2. The authority under which any form appointing a proxy is signed or a certified copy of that authority, must be received at the office or facsimile number of Computershare Investor Services Pty Limited or Macquarie Goodman Group by no later than 2:30 pm (Sydney time) on 25 June 2007.

The office of Computershare Investor Services Pty Limited is Level 5, 115 Grenfell Street, Adelaide, SA, 5000 and the facsimile number is +61 8 8236 2305.

The registered office of Macquarie Goodman Group is Level 10, 60 Castlereagh Street, Sydney, NSW, 2000 and the facsimile number is +61 2 9230 7444.

If you return your Proxy Form but do not nominate a representative, the Chair of the meeting will be your proxy and will vote on your behalf as you direct on the Proxy Form. If your nominated representative does not attend the meeting then your proxy will revert to the Chair of the meeting and he may vote as he thinks fit in relation to any motion or resolution other than those (if any) in respect of which an indication of the manner of voting is given on your Proxy Form.

In order to vote in person at the meeting, a corporation which is a Securityholder may appoint an individual to act as its representative. The appointment must comply with the requirements of sections 250D and 253B of the Corporations Act. The representative should bring to the meeting evidence of their appointment, including any authority under which it is signed.

By order of the Board of Macquarie Goodman Management Limited.

Carl Bicego
Company Secretary

25 May 2007

Explanatory Memorandum

Proposed Resolution

Resolution 1: Change of name

Following the sale by Macquarie Bank Limited ("MBL") of its MGQ securityholding in August 2006, MGQ confirmed that it would launch a rebranding project to determine a new name and brand identity for the business. After a series of acquisitions by MGQ, the strategy is now to rebrand all group companies under one name to present a clear and consistent global image.

The scope of the rebranding project included undertaking objective and independent analysis to ensure that the implications of a name and brand change were fully identified and considered. This process commenced in late 2006 and involved conducting in-depth research covering internal and external stakeholder groups around the world. The purpose of the stakeholder research was to:

→ profile the culture and employment experience of employees of companies within MGQ including staff impressions, perceptions and experiences;

→ understand how the brands within MGQ are positioned, presented and regarded relative to the market and competitor set;

→ gather views around rebranding including priorities, risks and suggestions; and

→ compare and contrast the companies within MGQ to understand what is shared and unique.

In conjunction with this research, two branding agencies were also contracted to explore a range of possible naming and branding concepts that would be most appropriate to represent the culture and vision of MGQ. A rebranding steering committee, which included members of the Board, assessed the final proposals and unanimously supported the final recommendation.

Results of the research showed an overwhelming preference for a name that was "Goodman" derived to enable the strong brand awareness and equity that has been built up over many years to be maintained.

The proposal is to change the name of Macquarie Goodman Management Limited to Goodman International Limited, trading as Goodman.

Subject to Securityholder approval of the company name change, MGF as the responsible entity for MGI, intends to change the name of Macquarie Goodman Industrial Trust to Goodman Industrial Trust.

As a result of these changes, it is proposed that Macquarie Goodman Group will be known as Goodman Group on the ASX and the ticker code will change from MGQ to GMG.

Recommendation:
The Board unanimously recommends that Securityholders vote in favour of the special resolution to change the name of Macquarie Goodman Management Limited to Goodman International Limited.



Macquarie Goodman

Macquarie Goodman

Proxy Form

Macquarie Goodman Group

Macquarie Goodman Management Limited ABN 69 000 123 071

Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621
As Responsible Entity for **Macquarie Goodman Industrial Trust**
ARSN 091 213 839

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 1903 Adelaide
SA 5001 Australia
Enquiries (within Australia) 1300 723 040
(outside Australia) + 61 3 9415 4000
Facsimile + 61 8 8236 2305
www.computershare.com

Appointment of Proxy

I/We being a member/s of Macquarie Goodman Group and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Macquarie Goodman Management Limited to be held at The Westin, Heritage Ballroom, No. 1 Martin Place, Sydney, NSW on 27 June 2007 at 2:30 pm (Sydney time) and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
1.	Change of name to Goodman International Limited	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of Resolution 1.
* If you mark the Abstain box, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

☐ Mark with an 'X' if you wish to appoint a second proxy. **AND** ☐ % **OR** ☐ State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy Form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ______ Contact Daytime Telephone ______ Date / /

MGQ 10PR 018677 - V5

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's securities register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, please mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting, please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a Securityholder of the company. Do not write the name of the issuer company or the registered Securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite the item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes, your proxy may vote as he or she chooses. If you mark more than one box your vote will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's Security Registrar or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the Securityholder must sign.
Joint Holding:	where the holding is in more than one name, all of the Securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's securities registry or at **www.computershare.com.**

6 Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 2:30 pm (Sydney time) on 27 June 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the business reply envelope or:

IN PERSON	Registered Office - Macquarie Goodman Group, Level 10, 60 Castlereagh Street, Sydney NSW 2000 Australia Security Registrar - Computershare Investor Services Pty Limited, Level 5, 115 Grenfell Street, Adelaide SA 5000 Australia
BY MAIL	Company Office - Macquarie Goodman Group, GPO Box 4703, Sydney NSW 2001 Australia Security Registrar - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne Vic 3001 Australia
BY FAX	+ 61 8 8236 2305

Macquarie Goodman

MACQUARIE

ASX Release – Macquarie Goodman Group ("Macquarie Goodman")

Macquarie Goodman announces two investment grade ratings and the repositioning of its Syndicated Multi Currency Facility (SMCF)

Date: 23 May 2007
Release: Immediate

Macquarie Goodman is pleased to announce that it has successfully achieved dual long term credit ratings as follows:

- **Baa1 Moody's Investor Services**
- **BBB+ Standard & Poor's**

The two credit ratings acknowledge the Group's solid and diversified financial position and reflect the global nature of the Group. The ratings are consistent with its global peers and will assist the Group in continuing to diversify its debt platform into new capital markets.

Consistent with achieving the strong credit rating outcomes, the Group has moved to an unsecured debt platform and successfully repositioned its Syndicated Multi-Currency Facility (the "SMCF").

The SMCF was self-arranged by Macquarie Goodman with the transaction receiving overwhelming support from 12 major local and international banks resulting in oversubscription and up-scaling from A$1.4billion to A$2.0billion. These banks will have an important role in partnering the Group as it continues to grow its business in the local and global markets. The Facility comprises five revolving credit tranches maturing over 5 years.

The SMCF and Group's other major facilities are now positioned to a "Common Terms" arrangement in respect to financial covenants, and other key terms, providing the capacity to manage the Group's debt facilities on a global basis.

Mr. Anthony Rozic, the Group CFO said, "We are very pleased that both Rating Agencies have understood and measured our business model in a consistent way. The ratings take into account recent transactions the Group has undertaken including the acquisition of Rosemound. They affirm the long term and sustainable nature of the Group's operations and recognise that the business model is supported by a sound financial profile which we are committed to maintaining.

For further information, please contact:

Anthony Rozic
Chief Financial Officer
Tel: +61 2 9230 7400

Nick Vrondas
Executive – Group Corporate Finance
Tel: +61 2 9230 7400

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

ASX Release – Macquarie Goodman Group ("Macquarie Goodman")

Macquarie Goodman announces two investment grade ratings and the repositioning of its Syndicated Multi Currency Facility (SMCF)

Date: 23 May 2007
Release: Immediate

Macquarie Goodman is pleased to announce that it has successfully achieved dual long term credit ratings as follows:

- **Baa1 Moody's Investor Services**
- **BBB+ Standard & Poor's**

The two credit ratings acknowledge the Group's solid and diversified financial position and reflect the global nature of the Group. The ratings are consistent with its global peers and will assist the Group in continuing to diversify its debt platform into new capital markets.

Consistent with achieving the strong credit rating outcomes, the Group has moved to an unsecured debt platform and successfully repositioned its Syndicated Multi-Currency Facility (the "SMCF").

The SMCF was self-arranged by Macquarie Goodman with the transaction receiving overwhelming support from 12 major local and international banks resulting in oversubscription and up-scaling from A$1.4billion to A$2.0billion. These banks will have an important role in partnering the Group as it continues to grow its business in the local and global markets. The Facility comprises five revolving credit tranches maturing over 5 years.

The SMCF and Group's other major facilities are now positioned to a "Common Terms" arrangement in respect to financial covenants, and other key terms, providing the capacity to manage the Group's debt facilities on a global basis.

Mr. Anthony Rozic, the Group CFO said, "We are very pleased that both Rating Agencies have understood and measured our business model in a consistent way. The ratings take into account recent transactions the Group has undertaken including the acquisition of Rosemound. They affirm the long term and sustainable nature of the Group's operations and recognise that the business model is supported by a sound financial profile which we are committed to maintaining.

For further information, please contact:

Anthony Rozic
Chief Financial Officer
Tel: +61 2 9230 7400

Nick Vrondas
Executive – Group Corporate Finance
Tel: +61 2 9230 7400

RECEIVED 2007 JUN 19 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

asx release

Macquarie Goodman
Level 10
60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001
Tel: (61 2) 9230 7400
Fax: (61 2) 9230 7444
www.macquariegoodman.com

MACQUARIE BANK

No. 1 Martin Place
SYDNEY NSW 2000
PO Box 4294
SYDNEY NSW 1164
Tel: (61 2) 8232 3333
Fax: (61 2) 8232 7780
www.macquarie.com.au

Joint ASX Release – Macquarie Goodman Group and Macquarie Bank Limited

Macquarie Goodman Asia creates Japanese business alliance with J-REP

Date: 17 May 2007
Release: Immediate

Macquarie Goodman Asia[1] today announced that it has agreed to acquire a majority stake in Japan Representative ("J-REP") and enter a strategic alliance ("Alliance"). J-REP is a logistics focussed property business providing a range of property services / brokerage, fund management and development services to its customers and investors.

The two parties have agreed to work together, capitalising on their strengths, to create a leading Japanese logistics property platform providing complete solutions to global customers and investors. As part of the Alliance, Macquarie Goodman Asia has agreed to inject ¥30 billion (A$304 million) of capital into J-REP via an issue of new J-REP securities with the proceeds being utilised by J-REP to accelerate its growth plans. Macquarie Goodman Asia will hold circa 53 per cent of J-REP post the capital injection.

Gregory Goodman, Chief Executive Officer of Macquarie Goodman Group ("Macquarie Goodman") said, "We are delighted to be forming this alliance with J-REP. The growth prospects for the platform in Japan are very exciting which combined with the revenue benefits we can derive from our global customer and investor base creates an excellent investment prospect for us. J-REP's experienced management team remain committed to the business going forward. We look forward to realising the full potential of the business with the backing of Macquarie Goodman Asia."

James Hodgkinson, co-head of Macquarie Bank's Real Estate Capital division, added, "Japan is a large and exciting market that presents a great opportunity in the logistics space. J-REP's local knowledge and experience combined with Macquarie Goodman Asia's track record in development and funds creation has the potential to deliver a market leading platform in a high growth marketplace."

J-REP

J-REP was founded in 1980 and has specialised in the provision of real estate brokerage services in the logistics sector. In 2005, J-REP took this market knowledge and expanded its operations to include the provision of asset management and development services. The group is listed on the Tokyo Stock Exchange (Mothers) Index (TSE: "8992") and will have a market capitalisation post this transaction of circa ¥57 billion (A$574 million).

1 Macquarie Goodman Asia will be subscribing for J-REP shares via Macquarie Goodman Japan Pte Ltd, a company 50/50 owned by Macquarie Goodman Group and Macquarie Bank

J-REP has experienced substantial growth through its transition phase and currently generates revenue from funds management, property services / brokerage and development management. Over the past 18 months the group has grown its assets under management to circa ¥86 billion (A$860 million).

Mr Goodman commented "Consistent with our expansion in Europe, J-REP's similar customer service philosophy, experienced management team, local knowledge and high quality logistics assets provide a strong cultural fit with Macquarie Goodman Asia and gives us a platform in Japan which we have sought for some time."

Japanese Alliance

J-REP will become Macquarie Goodman Asia's Japanese platform and will remain listed on the TSE (Mothers). The proceeds from the transaction will provide the business with sufficient working capital to move rapidly to secure investment and development assets for its managed fund platform. In addition J-REP will increase its investment in development projects via both co-investments into its managed funds and directly on its balance sheet. Following the issue of additional securities, Macquarie Goodman Asia will hold circa 53 per cent of J-REP's securities on issue.

J-REP is well advanced in preparing to launch a logistics fund in 2008 and it is envisaged that a large portion of the business' current assets under management as well as new properties secured with the Alliance proceeds will be used to seed this fund. This fund will have access to J-REP's completed development projects and proven deal sourcing abilities as well as Macquarie Goodman Asia's funds management expertise and global investor relationships making it a very attractive investment prospect.

J-REP's management team will continue in their current roles, with Macquarie Goodman's Japan based staff being integrated into the J-REP platform. Post the Alliance, J-REP's senior management will hold circa 19 per cent of the expanded equity base. The group's founder and Chief Operating Officer have each agreed to hold 80 per cent of their respective shareholdings for a period of 3 years providing substantial alignment of interest with Macquarie Goodman Asia.

Macquarie Goodman Asia has nominated three representatives to the J-REP board of directors, Gregory Goodman, James Hodgkinson and Stephen Hawkins. The appointment of these representatives to the J-REP board will be considered by J-REP securityholders at their Annual General meeting on 12 June 2007. This, combined with representation from Stephen Hawkins and Matthew Gibb on the group's regional operating committee will allow J-REP to benefit from Macquarie Goodman Asia's experience and maximise the potential synergies from the Alliance.

Kiyohiro Wamoto, J-REP's founder and President, said, "We are very excited to be forming this Japanese alliance with Macquarie Goodman Asia. We are committed to expanding our presence in Japan and with a like minded partner such as Macquarie Goodman Asia we feel we can achieve our goals sooner and create value for all stakeholders. We have for some time been looking for a way to provide our many local customers access to global markets and expect that we will in turn be able to provide Macquarie Goodman Asia's customers with a full range of services in Japan."

Macquarie Goodman Asia

Macquarie Goodman Asia is a joint venture between Macquarie Goodman and Macquarie Bank which in 2006 launched a Hong Kong wholesale fund with a portfolio now valued at A$1.0 billion. The Alliance is consistent with both Macquarie Goodman's and Macquarie Bank's strategy of identifying markets to create specialist property funds to satisfy the increasing demand for real estate investments.

Together with associates, Macquarie Bank's real estate businesses have been active in Japan for 6 years. Across Asia, Macquarie and its associates now have a team of more than 460 people with assets under management of more than A$3.2 billion.

The net impact of the transaction on Macquarie Bank Tier 1 capital ratio and P&L is not material.

Impact on Macquarie Goodman

Macquarie Goodman Asia is subscribing for 75,950 new J-REP securities at a price per security of ¥400,000 representing a 3.5 per cent discount to the 1 month average closing price. The acquisition price per security of ¥400,000 represents a trailing FY07 EV/EBITDA multiple of 10.9x.[2]

Macquarie Goodman's A$162 million share (including costs) of the acquisition price will be funded in Japanese Yen denominated debt from existing facilities and is expected to be neutral to earnings in FY07 and FY08 and contribute positively thereafter. Macquarie Goodman's gearing will rise to 45 per cent in the short term.

UBS Securities Japan Ltd and UBS AG, Australia Branch acted as transaction broker and financial adviser to Macquarie Goodman Asia. Macquarie Bank acted as financial adviser to Macquarie Goodman Asia.

— — —

For further information, please contact:

Gregory Goodman
Chief Executive Officer
Macquarie Goodman Group
Tel: +61 2 9230 7400

James Hodgkinson
Co-head Real Estate Capital
Macquarie Bank Limited
Tel: +61 2 8232 3333

2 Year ending 20 March 2007

Macquarie Goodman

Macquarie Goodman Group

Japanese Alliance: J-REP



develop
manage
own

17 May 2007

MACQUARIE

Macquarie Goodman

Executive summary

- → Macquarie Goodman Asia (**MGA**)[1] has agreed to enter a strategic alliance and acquire a circa 53% interest in Japan Representative (**J-REP**)
- → J-REP is a Japan logistics specialist providing a range of property services / brokerage, asset management and development services to its customers and investors (a "Japanese MGM")
- → MGA to inject ¥30 billion (A$304 million) into J-REP via an issue of new securities – proceeds utilised by J-REP to accelerate its growth plan
  - → Issue price of ¥400,000 per security represents a 3.5% discount to the 1 month average closing price and a trailing EV / FY07 EBITDA multiple of 10.9x[2]
- → Provides MGA with the people and capacity to expand the Customer Service Model in Japan – 90+ experienced professionals
- → Macquarie Goodman Group (**Macquarie Goodman**) to fund its A$162 million share[3] of the acquisition via existing debt facilities (gearing increases to 45%)
- → Transaction expected to be neutral to Macquarie Goodman's earnings in FY08 and contribute positively thereafter

1. MGA is a 50/50 JV between Macquarie Goodman Group and Macquarie Bank. MGA will be subscribing for J-REP shares via Macquarie Goodman Japan Pte Ltd, a company 50/50 owned by Macquarie Goodman Group and Macquarie Bank
2. Year ended 20 March 2007
Exchange rate of 100.0 ¥ / $A used through presentation
3. Including costs

MACQUARIE

Macquarie Goodman

Contents

MACQUARIE

Macquarie Goodman

1. The Japanese opportunity



MACQUARIE

Macquarie Goodman

The Japanese opportunity

Overview

→ Macquarie Goodman has identified Japan as a key expansion opportunity for the group

  → Commenced operations in April 2006

  → Language and cultural differences mean a local platform is crucial to success

1. Large and growing economy	— 2nd largest economy in the world — Attractive growth outlook following 15 years of deflation
2. Undersupply of quality logistics property	— Japan is rapidly moving towards outsourcing logistics operations and real estate — Limited proportion of existing logistics space is suitable for modern supply chains — Annual construction activity in Japan comparable with Australia despite Japan having 6 times the population
3. Significant investment demand	— 1% of J-REIT's A$60bn market cap is industrial, providing latent investment demand — Large portion of high quality modern real estate controlled by developers — Real estate continues to trade at high spread relative to Japanese debt
4. Customer service model	— Macquarie Goodman has 100 Japanese customers globally – Japanese platform enhances relationship — Global customers have approached Macquarie Goodman to assist with Japanese space requirements — Global competitors provide Japanese solutions to their customers

MACQUARIE

Macquarie Goodman

The Japanese opportunity

Economic background

- → Japan is a substantial market with 128 million people
  - → GDP of A$5.3 trillion is approximately 6 times Australia
- → The Japanese economy is recovering from a 15 year deflationary environment
  - → Low interest rate environment spurring economic growth
  - → Corporate profitability fuelling wage growth - leading to increased consumer spending and rental growth
- → Japan is attractively positioned relative to other major economies of the world

GDP comparison

	GDP (A$ trillion)	Population (million)	GDP per cap. (A$)
US	15.2	297	51,167
EU ex UK	13.7	402	34,189
Asia ex Japan	6.8	3,001	2,270
Japan	5.3	128	41,678
UK	2.7	60	45,136
Australia	0.9	21	42,320

Source: Australian Department of Foreign Affairs 2005 data, IMF

Macquarie Goodman

The Japanese opportunity

Land constrained market

→ Industrial land prices are significantly lower than the 'boom' period of the early 1990's

→ However price of industrial land remains high – construction of multi-storey facilities is common

→ Planning rules create scarcity – understanding of process key for development

→ Greater Tokyo is the largest market

Industrial land prices in the Tokyo wards



Index: Q1 2000 = 100
250
200
150
100
50
0
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005

Source: Japan Real Estate Research Institute

Major logistics centres



Sapporo
Sendai
Tokyo
Nagoya
Osaka
Fukuoka

MACQUARIE

Macquarie Goodman

The Japanese opportunity

Outsourcing trend

- → Japanese companies are changing the way they view the occupancy of logistic property – outsourcing trend since 2000
- → Trend has been accelerated by many Japanese companies outsourcing their entire logistics function to 3PLs

Factors driving the move to leasing logistic facilities

1. Fall in industrial land prices
2. Change in Japanese leasing laws in favour of tenants
3. Increased need for efficient operation

Outsourcing + 3PL growth

MACQUARIE

Macquarie Goodman

The Japanese opportunity

New construction trends

- → Supply has lately failed to even replace the 2% – 3% of facilities that outlive their useful lives each year
- → The majority of logistics facilities in Japan are cramped and tired spaces
- → Expectation for continued increase in the volume of new construction, driven by:
  - → Improving market conditions in the Japanese economy
  - → Increased demand for high quality modern space
  - → Low base of 3.5m sqm per annum (comparable to Australia yet Japanese economy 6 times larger)

Logistics construction starts vs replacement investment (total)



Replacement investment - useful life of 40 years
Replacement investment - useful life of 50 years
Millions of square metres
20
18
16
14
12
10
8
6
4
2
0
1989
1991
1993
1995
1997
1999
2001
2003
2005

Source: Japan Ministry of Land, Infrastructure and Transportation and KK Ikoma Data Service System

Logistics construction starts in Japan (projects >10,000 sqm)



Millions of square metres
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Source: Japan Ministry of Land, Infrastructure and Transportation

MACQUARIE

Macquarie Goodman

2. J-REP overview

MACQUARIE

Macquarie Goodman

J-REP overview

- → Since its foundation in 1980, J-REP has specialised in the provision of property services / brokerage in the logistics sector
- → In 2005 J-REP used its knowledge of the Japanese logistics market (through property services) to expand its operations to include the provision of asset management and development services
  - → Listed on Tokyo Stock Exchange (Mothers Board) with a current market cap of ¥27.0bn (A$270m)[1]
  - → Total FUM of A$860m including A$370m currently under development
  - → Dedicated team of 98 professionals with offices in Tokyo, Osaka and Nagoya



J-REP
JAPAN REPRESENTATIVE
Fund management
26 employees
Development management
10 employees
Research and corporate
27 employees
Property services and brokerage
35 employees

1. Prior to MGA allotment, at price of ¥400,000 per share

J-REP overview

Services provided

- → J-REP provides a full suite of services to customers and investors
- → Generate revenue from funds management, development management, property services / brokerage and development management
- → J-REP fees are levied on a broadly similar basis to Macquarie Goodman
- → Customer-led approach – similar operating philosophy to Macquarie Goodman

2007 operating revenue by service provided


Other
1%
Property services /
brokerage
37%
Fund and development
management
62%

Source: J-REP 2007 Annual Report (year ending 20 March 2007)

MACQUARIE

Macquarie Goodman

J-REP overview

Sample completed projects



Property Name	J-REP LogiStation Osaka Nanko
Completion	March 2007
Gross floor area	64,399 sqm



Property Name	J-REP LogiStation Ashikaga
Completion	March 2007
Gross floor area	30,865 sqm

Sample development projects



Property Name	Matsudo Logistics Centre (Tentative name)
Est. Completion	November 2007
Gross floor area	54,861 sqm



Property Name	J-REP LogiStation Kobe
Est. Completion	February 2008
Gross floor area	75,603 sqm

MACQUARIE

Macquarie Goodman

J-REP overview

Property services / brokerage

- → J-REP senior management have circa 30 years experience in Japanese property services / brokerage
  - → Experience enables J-REP to understand the needs of end customers
  - → Ability to develop efficient facilities in accordance with these needs
- → Strong brand presence in Japan + relationship with over 400 customers a key point of difference
- → Provides extremely strong foundation for asset management and development activities
  - → c70% of FY07 property services / brokerage revenue derived from J-REP managed funds

Floor space tenanted (sqm)



101,055
269,058
445,693
715,382
2004
2005
2006
2007

Source: J-REP 2007 Annual Report

MACQUARIE

Macquarie Goodman

J-REP overview

Fund management

- → J-REP has rapidly expanded its asset management platform over the last 2 years
  - → Currently 27 assets under management with a value of ¥86 billion (A$860 million)
  - → Funds include both stabilised income producing assets and development projects
  - → 53% (by value) of the portfolio is located in the key Kanto market (greater Tokyo)
  - → ¥200 billion+ (A$2 billion) of acquisition opportunities under consideration

Portfolio location (no. of buildings)



Growth in AUM (¥bn)



20
34
57
75
86
Q4 2006
Q1 2007
Q2 2007
Q3 2007
Q4 2007

Source: Company information

MACQUARIE

Macquarie Goodman

J-REP overview

Portfolio snapshot

Metropolitan area



Matsudo | Tatebayashi | Musashimurayama | Yokohama Kohoku | Kawagoe | Higashiougishima
Iruma | Atsugi I | Sakado | Moriya | Ashikaga | Matsubushi
Atsugi II | Urayasu | Sano

Osaka, Nagoya area



Kobe | Naruohama | Nanko | Aichi Mitsuyosi
Motomiya | Eniwa
Iwanuma I | Iwanuma II

Others



Sapporo | Sendai


Eniwa
Sapporo
Sendai
Iwanuma I, II
Motomiya
Tatebayashi
Sano
Ashikaga
Moriya
Aichi
• Miyoshi
Fukuoka
• Fukuoka
Hyogo
• Kobe
• Naruohama
Osaka
• Settsu Torikai
• Nanko
Saitama
• Kawagoe
• Sakado
• Matsubushi
• Iruma
• Musashimurayama
Chiba
• Urayasu
• Matsudo
Kanagawa
• Atsugi I
• Atsugi II
• Higashiougishima
• Yokohama Kohoku

MACQUARIE

Macquarie Goodman

J-REP overview

Development capability

→ J-REP has completed / is currently undertaking ¥62 billion (A$618 million) of development projects for its managed funds

  → 12 projects with an average size of 35,000 sq m

→ Development capability provides a key point of difference for managed funds given limited quality investment opportunities

J-REP development projects

Project name	Location	GLA (sqm)	Value (¥ bn)	Expected completion
Completed projects				
Osaka Nanko	Osaka	76,681		Mar 2007
Naruohama	Hyogo	28,702		May 2006
Ashikaga	Ashikaga	33,925		Mar 2007
Iruma	Saitama	23,822		Mar 2007
Sakado	Saitama	23,733		Aug 2006
Aichi Mitsuyoshi	Aichi	6,723		Mar 2007
Total completed		**205,671**	**24.8**	
Under development				
Kobe Fukaehama	Hyogo	75,261		Feb 2008
Higashi-Ogijima	Kanagawa	44,802		May 2008
Matsudo	Chiba	56,560		Nov 2007
Yokohama Kohoku	Kanagawa	12,085		May 2009
Fukuoka	Fukuoka	27,213		Mar 2008
Settsu Torikai	Osaka	12,711		Apr 2008
Total under development		**216,547**	**37.0**	
Total development projects		**422,218**	**61.8**	

MACQUARIE

Macquarie Goodman

J-REP overview

Key management



Kiyohiro Wamoto (Representative Director, President, CEO)
Wamoto-san has over 25 years experience in tenant leasing and relationships with >400 clients.



Kazuhiko Mizoguchi (Director, General Manager of Administration Division, Manager of Finance Department)
Mizoguchi-san joined J-REP in February 2005 having previously working at Auve and Global Insurance.



Tadato Kataji (Representative Director, Executive Vice President, COO, General Manager of Asset Management Division)
Kataji-san joined J-REP in 2005 bringing extensive knowledge of corporate investments and an investor network.



Kaname Wakabayashi (Director, Deputy General Manager of Asset Management Division)
Wakabayashi-san was appointed to the J-REP board in January 2005 and undertook his current position of Deputy General Manager of Asset Management Division in August 2006.



Tadao Wamoto (Managing Director, Senior Vice President, General Manager of Brokerage Division)
Established J-REP with Kiyohiro Wamoto and heads up the group's Brokerage division.



Masahiro Suyama (Proposed election to board at next AGM)
Suyama-san has been the internal auditor for J-REP since June 2006. He has previously held positions as both Managing Director and President of LTCB Trust and Banking (now called Shinsei Trust and Banking).

MACQUARIE

Macquarie Goodman

3. Alliance summary

Macquarie Goodman

MACQUARIE

Alliance summary

→ Combining the established J-REP platform with Macquarie Goodman's global relationships and expertise creates the opportunity to be the Japanese leader in logistics



J-REP
Local knowledge of customers and markets
Team of 90+ Japan based professionals
Customer–centric business model
Japanese Alliance
MGA
– Global customer and investor relationships
– Capital to secure investment and development opportunities
– Funds management expertise and track record

Alliance summary

Alliance opportunities

- → Ability to accelerate logistics FUM growth with Macquarie Goodman global customer relationships and development expertise
- → Opportunity to introduce Macquarie Goodman investors to J-REP managed funds and vice versa
  - → Large global investors have significant demand for Asian real estate
- → Opportunity to launch a J-REP managed Fund to acquire completed development product
- → Ability to capitalise on Japanese logistics market opportunities utilising J-REP's local knowledge
  - → Re-positioning of older warehouse space
  - → Development of modern logistics properties
  - → Outsourcing trend from Japanese companies
- → Opportunity to deliver enhanced global solutions to customers in Australia, Asia, the UK and continental Europe and crystallise revenue opportunities

Alliance summary

Alliance structure

→ MGA has agreed to subscribe for 75,950 shares in J-REP via a 3rd party allotment of new shares

  → ¥30 billion (A$304 million) equity injection

  → MGA ownership post of c53% (50.1% on a fully diluted basis)

  → MGA to retain new JV shares for at least 3 years

→ MGA entity owned 50/50 by Macquarie Goodman and Macquarie Bank

Ownership structure post[1]



J-REP Management
Other shareholders
MGA
19%
28%
53%
J-REP (listed)

1. Pre exercise of employee options – MGA holds 50.1% on fully diluted basis

→ J-REP market capitalisation will increase to c¥57 billion (A$574 million)[1]

→ Proposal does not require a vote of J-REP shareholders and is expected to be completed on 8 June 2007

1. At allotment price of ¥400,000 per share

MACQUARIE

Macquarie Goodman

Alliance summary

Alliance business plan

→ Alliance business plan has been agreed between J-REP and MGA

→ Business plan designed to transition the J-REP business by expanding the asset management platform and increasing development capability

Phase 1	– Utilise MGA capital injection to secure investment and development assets for managed fund platform – Increase on balance sheet investment in development projects
Phase 2	– Launch J-REIT in early 2008 with seed portfolio from current funds and assets secured with MGA capital injection – Recycle capital into further development projects
Phase 3	– Continue to recycle capital into development and repositioning opportunities – Increase exposure to recurring fund management income as AUM increases

Alliance summary

Integration and alignment

- → J-REP's management team will continue in their current roles
  - → Kiyohiro Wamoto to remain as CEO
  - → Tadato Kataji to remain as COO
- → Macquarie Goodman's Japan based staff will be integrated into the J-REP platform
- → 3 MGA representatives nominated to the J-REP Board (for approval at 12 June AGM)
  - → Greg Goodman, James Hodgkinson and Stephen Hawkins
- → In addition, MGA to have representation on J-REP's operating committee
  - → Allows J-REP to benefit from MGA's experience and maximise the potential synergies from the alliance
- → Post alliance, J-REP's senior management will hold c19% of expanded equity base
  - → 80% of key senior management shares to be retained for at least 3 years
  - → MGA has first right of refusal on all key senior management shares
- → 59 J-REP executives hold J-REP options and it is anticipated that J-REP will issue additional options to staff going forward

	% held post[1]	Value at ¥400,000	Retention	MGA rights
Kiyohiro Wamoto	10.0%	A$58m	80% over 3 years	MGA first right of refusal
Tadato Kataji	7.2%	A$41m		
Tadao Wamoto	1.5%	A$9m		

1. Pre exercise of employee options

MACQUARIE

Macquarie Goodman

Alliance summary

Acquisition due diligence process

- → MGA conducted detailed due diligence of the J-REP business over a 6 week period
  - → Senior MGA representatives have spent time with J-REP management in Japan and Sydney
- → In addition, third party advisers were engaged to assist with the due diligence process
- → The due diligence process did not highlight any material concerns

Accounting	— Detailed review of last 3 years' financial accounts — Review of accounting policies and procedures including management interviews
Legal	— Detailed review of corporate structure, fund contracts and property ownership — Acquisition to be via a third party allotment approved by J-REP Board
Human Resources	— Integration of existing Macquarie Goodman employees in Japan into J-REP platform — MGA representation on operating committee and J-REP Board
Tax	— Detailed reviews of tax function and tax position — Tax structuring for MGA acquisition
Projects	— Current workbook inspected by senior MGA personnel — Review of outstanding proposals and financial parameters

Macquarie Goodman

MACQUARIE

Alliance summary

Global funds management and development capability

- → Addition of Japan platform heightens ability to provide global fund management and development solutions to international customers and investors
- → Post Alliance, Macquarie Goodman global FUM +2% to A$35.7 billion
- → Development workbook rebalanced with higher weighting in Asia

Macquarie Goodman AUM diversity



Asia
13%
Australia / NZ
20%
UK / Europe
67%

Macquarie Goodman development workbook diversity[1]



Asia
16%
UK / Europe
48%
Australia / NZ
36%

1. Current work in progress, by end value, on a look-through basis for investment in J-REP

MACQUARIE

Macquarie Goodman

Alliance summary

Acquisition pricing

- → Agreed acquisition price of ¥400,000 per J-REP share reflects a 3.5% discount to the 1 month average closing price
- → Acquisition price represents a trailing FY07 EV / EBITDA of circa 10.9x

Macquarie Goodman capital management

- → Acquisition price and costs shared 50:50 with Macquarie Bank – total Macquarie Goodman contribution of A$162 million[1]
- → Transaction to be funded via existing debt facilities in Japanese Yen denominated debt
- → Macquarie Goodman pro forma gearing to increase to 45% in the short term

Macquarie Goodman financial impact

- → Transaction expected to be neutral to Macquarie Goodman's FY08 EPS and expected to contribute positively to EPS from FY09 onwards
- → Transaction not expected to have a material impact on Macquarie Goodman's earnings mix

1. Total MGA transaction and Japanese platform establishment costs of A$20 million

4. Recap

Macquarie Goodman

MACQUARIE

MACQUARIE

Macquarie Goodman

Recap

- → MGA has agreed to enter a strategic alliance and acquire a c53% interest in J-REP
- → J-REP is a Japan logistics specialist providing a range of property services / brokerage, asset management and development services to its customers and investors (a "Japanese MGM")
- → Provides MGA with the people and capacity to expand the Customer Service Model in Japan – 90+ experienced professionals
- → Transaction expected to be neutral to Macquarie Goodman's earnings in FY08 and contribute positively thereafter

Appendices

MACQUARIE

Macquarie Goodman

A. J-REP development fund overview


Building certification
Leasing start
Property selection
Land acquisition
Development planning & design
Facility construction
Facility management & operation
J-REP Group

- J-REP act as an asset manager/construction manager for development type projects to oversee the whole process from a development of a basic property concept to an overall scheme, a development plan, selection of a construction company and solicitation of tenants
- J-REP seek to acquire/develop properties that are in the vicinity of metropolitan areas in addition to properties in key port and bay areas based on the logistics expertise that built-up over years to comply with the broad based needs of tenants
- J-REP capabilities reach from BTS type (Build To Suit) logistics centers which comply with specific needs of tenants to multi-tenant type properties that respond the versatile needs of multiple of tenants

MACQUARIE
Macquarie Goodman

B. J-REP development case studies

J-REP LogiStation Osaka Nanko

The largest development project in the J-REP portfolio

- LogiStation Osaka Nanko is the largest facility among the 26 logistics centres to be acquired /developed by J-REP by floor area, and the 3rd completed development property
- Completed in March 2007
- Jointly developed with Simplex Investment Advisors Inc
- Located in close proximity to the interchange of the Gulf Line of the Hanshin Expressway Osaka, providing excellent access to the Osaka urban area. Also located close to the foreign-trade container berth
- Key features
  - Steel-framed 4-storey building
  - Site area – 35,883 sqm
  - Gross floor area – 76,681 sqm
  - Tenant – Kokuyo Logitem
- J-REP's role
  - Leasing
  - Construction management
  - Fund raising
  - Asset management



Property information	
Location	Nanko, Osaka
Site area (sqm)	35,883
Gross floor area (sqm)	76,681
Tenants	Kokuvo Logitem
Returns	
NOI cap rate	6.8%
ROC	27.7%

B. J-REP development case studies

J-REP LogiStation Iruma, Saitama

BTS property close to the highway IC that will open in the future

- → Completed in March 2007
- → Located close to Oome IC of Metropolitan Inner City Expressway ("Ken-O-Do Expressway")
- → Infrastructure upgrades are planned, making long-haul transport to Hokuriku area via Ken-O-Do Expressway and Kanetsu Expressway possible and providing increased logistics potential through improved access to near-by urban areas
- → Key features
  - → Steel-framed 2-storey building
  - → Site area – 28,530 sqm
  - → Gross floor area – 25,634 sqm
  - → Tenant – Logicom (listed on Hercules, Osaka Securities Exchange)
  - → Wide spaced one-sided berths with parking space for 43 heavy articulated trucks
- → J-REP's role
  - → Leasing
  - → Construction management
  - → Fund raising
  - → Asset management



Property information	
Location	Mokurenji, Iruma, Saitama
Site area (sqm)	28,530
Gross floor area (sqm)	25,634
Tenants	Logicom
Returns	
NOI cap rate	6.9%
ROC	10.3%

MACQUARIE

Macquarie Goodman

Thank you

Disclaimer

This presentation has been prepared by Macquarie Goodman Group comprising Macquarie Goodman Funds Management Limited (ACN 067 796 641) (AFSL 223621) as Responsible Entity for the Macquarie Goodman Industrial Trust (ARSN 091 213 839) and Macquarie Goodman Management Limited (ACN 000 123 071). The details in this presentation provide general information only. It is not intended as investment or financial advice and must not be relied upon as such. All figures have been calculated with reference to net annual income unless otherwise stated. You should obtain independent professional advice prior to making any decision. This release is not an offer or invitation for subscription or purchase of securities or other financial products. This release does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States unless they are registered under the US Securities Act of 1933 or an exemption from registration is available. Past performance is no indication of future performance. All values are expressed in Australian currency unless otherwise stated. May 2007


develop
manage
own

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

RECEIVED
2007 AUG -8 A 11:27

To	**Macquarie Goodman Group (MGQ)**
ACN/ARSN	**091 213 839**

1. Details of substantial holder

Name **Barclays Global Investors Australia Limited** on behalf of the Barclays Group (**"BGI"**)
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on	10 May 2007
The previous notice was given to the company on	10 August 2006
The previous notice was dated	10 August 2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
10/05/07	BGI – *see Annexure A*	Reduction in voting power	Average price $7.20	Ordinary (305,736)	0.24%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 1, 111 Harrington Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

15 May 2007
Date

This is "Annexure A" of 1 page referred to in Form 605
Notice of ceasing to be a substantial holder

Relevant Interest In Macquarie Goodman Group ("MGQ") held by members of the Barclays Group.

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Japan Trust & Banking
Barclays Global Investors Japan Ltd
Barclays Global Investors Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Indexchange Investment AG
Barclays Global Investors, N.A.
Barclays Global Fund Advisors
Barclays Capital Inc
Barclays Capital Securities Ltd
Barclays Global Investors Canada Ltd
Barclays Global Investors Australia Ltd

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in MGQ for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in MGQ was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in MGQ.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the Barclays Group.

______________________________	15 May 2007
Company Secretary	Date
Barclays Global Investors Australia	

Macquarie Goodman

RECEIVED

2007 AUG -8 A 4:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MACQUARIE

14 May 2007

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP - CONFIRMATION OF RELEASE OF SECURITIES FROM ESCROW

On 1 June 2006, MGQ issued 33,483,220 fully paid ordinary Securities to the vendors of Eurinpro International SA as part consideration for the acquisition of the business. Of those Securities, 29,465,234 were placed under voluntary escrow for 12 months subject to complying with non-compete and non-solicitation undertakings. Those Securities will be duly released from voluntary escrow on 1 June 2007.

A further 4,017,986 Securities will remain subject to voluntary escrow until the second anniversary of the acquisition and will be released on 1 June 2008.

Please contact the undersigned in relation to any queries.

Yours faithfully

Carl Bicego
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

RECEIVED
2007 AUG -8 A 4:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

9 May 2007

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")
OFFER OF OPTIONS

We wish to advise of an offer of securities pursuant to Listing Rule 3.10.3 and note the following:

1. Class of Securities

Options to overseas staff pursuant to an Executive Option Plan approved by Securityholders on 16 November 2006 as amended.

2. Number of Securities

The offer is in respect of 7,110,000 options and their issue is subject to acceptance.

3. Principal terms of the Security Offers

(a) The principal terms of the options offer are:

- The exercise price of $7.13 is the volume weighted average market price of Macquarie Goodman stapled securities in the 10 trading days immediately prior to the date of the offer on 9 May 2007.
- The options may only be exercised if Macquarie Goodman achieves return on equity targets on average greater than 12% per annum over the period to vesting. Further, the employee must generally be an employee of Macquarie Goodman at the time of the exercise.
- If the above hurdle has been met then the options are exercisable in three equal tranches as follows:

First Exercise Date	**Last Exercise Date**
1 January 2010	31 December 2012
1 January 2011	31 December 2012
1 January 2012	31 December 2012

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

4. Issue Price

Nil on issue of options.

5. Purpose of the Issue

Remuneration of overseas staff.

6. Security Holder Approval

Securityholder approval for the issue of options is not required.

Please do not hesitate to contact the undersigned if you have any queries.

Yours faithfully

Carl Bicego
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 5925
Facsimile:
(02) 8232 4437

Email Address
johanna.uy@macquarie.com

Please telephone
Johanna Uy on
(02) 8232 5925
if complete transmission
not received.

RMG Compliance

Attention	Company Announcements	**Date**	9 May 2007
Company	ASX		
Fax No	1900 999 279	**Pages**	17 (incl. this page)
From	Johanna Uy	**Priority**	Routine

MACQUARIE BANK

Message

FORM 603

Attached FORM 603 re Macquarie Goodman Group (MGQ.AX)

Form 603
Corporations Act 2001
Section 671B
Notice of initial substantial holder

To	Company Name/Scheme	Macquarie Goodman Group (MGQ.AX) Level 10 60 Castlereagh Street SYDNEY NSW 2000
	ABN	09 213 839

1. Details of substantial holder [1]

Name	Macquarie Bank Limited ("MBL') and its controlled bodies corporate listed in Annexure A (the "MBL Group")
ACN (if applicable)	008 583 542
The holder became a substantial holder on	4 May 2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in on the date the substantial holder became a substantial holder are as follows:

Class of securities[4]	Number of securities	Persons' votes[5]	Voting power[6]
Fully Paid Ordinary Stapled "FP STP"	84,904,536	84,904,536	5.01%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest[7]	Number Of	and Class Securities
Macquarie Bank Limited "MBL"	Relevant interest arising pursuant to section 608 (1) of the Corporations Act	8,551,465	FP STP
Macquarie Investment Management Limited "MIML"	As above	75,016,137	FP STP
Macquarie Life Limited "MLL"	As above	293,525	FP STP
Macquarie Private Portfolio Management "MPPM"	As above	774,288	FP STP
MQ Specialised Investment Management Limited "MQSIML"	As above	188,410	FP STP
Macquarie Securities (Australia) Limited "MSAL"	As above	80,711	FP STP

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of Securities	Person entitled to be registered as holder[8]	Number of	and Class Securities
Macquarie Bank Limited "MBL"	MBL	MBL	8,551,465	FP STP
Macquarie Investment Management Limited "MIML"	BNP Paribas	BNP Paribas	6,048,958	FP STP
	Bond Street Custodians	Bond Street Custodians	36,893,685	FP STP
	Citigroup	Citigroup	17,330,123	FP STP
	HSBC	HSBC	3,061,547	FP STP
	JP Morgan	JP Morgan	8,012,982	FP STP
	National Nominees	National Nominees	1,400,438	FP STP
	State Street Australia	State Street Australia	1,578,693	FP STP
	State Trustees	State Trustees	689,713	FP STP
Macquarie Life Limited "MLL"	MLL	MLL	293,525	FP STP
Macquarie Private Portfolio Management "MPPM"	MPPM	MPPM	774,288	FP STP

MQ Specialised Investment Management Limited "MQSIML"	MQSIML	MQSIML	188,410 FP STP
Macquarie Securities (Australia) Limited "MSAL"	MSAL	MSAL	80,711 FP STP

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration[9]	Number and Class of Securities
See Annexure B			

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
MBL and MBL Group	Controlled bodies corporate

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL Group	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
Macquarie Bank Limited "MBL"	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
Macquarie Investment Management Limited "MIML"	C\- Level 7, 1 Martin Place, Sydney, NSW, 2000
Macquarie Life Limited "MLL"	C\- Level 7, 1 Martin Place, Sydney, NSW, 2000
Macquarie Private Portfolio Management "MPPM"	C\- Level 7, 1 Martin Place, Sydney, NSW, 2000
MQ Specialised Investment Management Limited "MQSIML"	C\- Level 7, 1 Martin Place, Sydney, NSW, 2000
Macquarie Securities (Australia) Limited "MSAL"	C\- Level 7, 1 Martin Place, Sydney, NSW, 2000
BNP Paribas	60 Castlereagh St, Sydney, NSW 2000
Bond Street Custodians	Level 12, 20 Bond St, Sydney, NSW 2000
Citigroup	2 Park St, Sydney, NSW 2000
JP Morgan	Level 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
HSBC	Level 31 HSBC Centre, 580 George St, Sydney NSW 2000
National Nominees	Level 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
State Street Australia	5th Floor, 271 Collins St., Melbourne, VIC 3000
State Trustees	Level 18, 338 Pitt St. Sydney, NSW 2000

Signature

print name Dennis Leong capacity Company Secretary

sign here [signature] Date: 9 May 2007

ANNEXURE 'A'

This is the annexure marked 'A' of 12 pages referred to in the 'Notice of initial substantial holder'.

Dennis Leong
Company Secretary, Macquarie Bank Limited
9 May 2007

CONTROLLED BODIES CORPORATE

AUSCONO	COMPANY NAME	JURISDICTION
2083875	2083875 ONTARIO INC.	CANADA
6578268	6578268 CANADA INC	CANADA
124 437 574	ACCESS GP CO PTY LIMITED	AUSTRALIA
124 437 421	ACCESS LP CO PTY LIMITED	AUSTRALIA
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED	CAYMAN ISLANDS
078 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED	AUSTRALIA
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	AUSTRALIA
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	AUSTRALIA
075 176 993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	AUSTRALIA
008 640 177	ALEATORY PTY. LIMITED	AUSTRALIA
081 119 477	ALLOCA (NO. 4) PTY. LIMITED	AUSTRALIA
	AMAZON PARTICIPACOES DO BRASIL S.A.	BRAZIL
106 608 422	AMICUS CURIAE PTY LIMITED	AUSTRALIA
078 953 607	AMT MANAGEMENT LIMITED	AUSTRALIA
WK-131747	ASHER SECURITIES LIMITED	CAYMAN ISLANDS
124 437 609	ASIAN PACIFIC PROPERTY 2007 PTY LIMITED	AUSTRALIA
097 550 519	ATM SOLUTIONS AUSTRALASIA PTY LIMITED	AUSTRALIA
093 979 223	BAO WAVE PTY LIMITED	AUSTRALIA
059 814 818	BAROSSA GE PTY LIMITED	AUSTRALIA
008 604 968	BELIKE NOMINEES PTY. LIMITED	AUSTRALIA
008 607 065	BOND STREET CUSTODIANS LIMITED	AUSTRALIA
008 606 924	BOND STREET INVESTMENTS PTY. LIMITED	AUSTRALIA
071 247 606	BOND STREET LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
004 680 004	BOSTON AUSTRALIA PTY LIMITED	AUSTRALIA
005 008 702	BOSTON LEASING PTY. LIMITED	AUSTRALIA
06091645	BRUNA MOON SL	SPAIN
88217	BUNHILL INVESTMENTS UNLIMITED	JERSEY
002 865 830	BUTTONWOOD NOMINEES PTY LIMITED	AUSTRALIA
079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	AUSTRALIA
4800336	CAPITAL METERS HOLDINGS LIMITED	ENGLAND/WALES
4800317	CAPITAL METERS LIMITED	ENGLAND/WALES
006 200 899	CASL FINANCIAL SERVICES PTY. LIMITED	AUSTRALIA
008 585 804	CENFORD PTY LIMITED	AUSTRALIA
113 484 165	CENTAURUS INVESTOR PTY LIMITED	AUSTRALIA
61661 C1/GBL	CHENGDU PROPERTY INVESTMENT LIMITED	MAURITIUS
WK-133807	CHISWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
104 331 795	COIN SOFTWARE PTY LIMITED	AUSTRALIA
002 737 868	COLDAVA PTY LIMITED	AUSTRALIA
079 775 134	CONCEPT BLUE PROPERTY PTY LTD	AUSTRALIA
071 292 647	CONNECTEAST MANAGEMENT LIMITED	AUSTRALIA
03241012	CORONA ENERGY LIMITED	UNITED KINGDOM
03241002	CORONA ENERGY RETAIL 1 LIMITED	UNITED KINGDOM
SC136229	CORONA ENERGY RETAIL 2 LIMITED	SCOTLAND
02746961	CORONA ENERGY RETAIL 3 LIMITED	UNITED KINGDOM
02798334	CORONA ENERGY RETAIL 4 LIMITED	UNITED KINGDOM
02879748	CORONA GAS MANAGEMENT LIMITED	UNITED KINGDOM
03425562	CORONA POWER MANAGEMENT LIMITED	UNITED KINGDOM
006 346 952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED	AUSTRALIA
	CYGNUS GODO KAISHA	JAPAN
WK-129317	DELANO SECURITIES LIMITED	CAYMAN ISLANDS
	DENEBOLA YUGEN KAISHA	JAPAN
29610304	DESPEN BAYLE COPENHAGEN A/S	DENMARK
5843681	DESPEN BAYLE LIMITED	UNITED KINGDOM
008 606 871	DEXIN NOMINEES PTY. LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
083 158 409	DIVCO 10 PTY LIMITED	AUSTRALIA
097 290 876	DIVCO 100 PTY LIMITED	AUSTRALIA
097 290 894	DIVCO 102 PTY LIMITED	AUSTRALIA
097 290 901	DIVCO 103 PTY LIMITED	AUSTRALIA
097 290 938	DIVCO 106 PTY LIMITED	AUSTRALIA
097 290 956	DIVCO 108 PTY LIMITED	AUSTRALIA
097 290 072	DIVCO 114 PTY LIMITED	AUSTRALIA
083 158 436	DIVCO 12 PTY LIMITED	AUSTRALIA
101 190 603	DIVCO 120 PTY LIMITED	AUSTRALIA
101 190 612	DIVCO 121 PTY LIMITED	AUSTRALIA
101 190 621	DIVCO 122 PTY LIMITED	AUSTRALIA
101 190 630	DIVCO 123 PTY LIMITED	AUSTRALIA
101 190 701	DIVCO 128 PTY LIMITED	AUSTRALIA
101 190 667	DIVCO 129 PTY LIMITED	AUSTRALIA
101 190 676	DIVCO 130 PTY LIMITED	AUSTRALIA
105 344 956	DIVCO 137 PTY LIMITED	AUSTRALIA
105 346 049	DIVCO 139 PTY LIMITED	AUSTRALIA
105 346 549	DIVCO 147 PTY LIMITED	AUSTRALIA
083 158 463	DIVCO 15 PTY LIMITED	AUSTRALIA
105 346 567	DIVCO 156 PTY LIMITED	AUSTRALIA
110 051 664	DIVCO 157 PTY LIMITED	AUSTRALIA
105 346 521	DIVCO 158 PTY LIMITED	AUSTRALIA
101 190 578	DIVCO 161 PTY LIMITED	AUSTRALIA
097 290 885	DIVCO 163 PTY LIMITED	AUSTRALIA
097 290 965	DIVCO 167 PTY LIMITED	AUSTRALIA
083 158 490	DIVCO 17 PTY LIMITED	AUSTRALIA
083 158 516	DIVCO 18 PTY LIMITED	AUSTRALIA
083 158 534	DIVCO 19 PTY LIMITED	AUSTRALIA
083 158 301	DIVCO 2 PTY LIMITED	AUSTRALIA
083 158 589	DIVCO 21 PTY LIMITED	AUSTRALIA
083 158 623	DIVCO 23 PTY LIMITED	AUSTRALIA
083 158 650	DIVCO 24 PTY LIMITED	AUSTRALIA
083 158 669	DIVCO 26 PTY LIMITED	AUSTRALIA
083 158 703	DIVCO 28 PTY LIMITED	AUSTRALIA
083 158 712	DIVCO 29 PTY LTD	AUSTRALIA
083 158 329	DIVCO 3 PTY LIMITED	AUSTRALIA
083 158 730	DIVCO 30 PTY LIMITED	AUSTRALIA
083 158 776	DIVCO 32 PTY LIMITED	AUSTRALIA
083 158 892	DIVCO 39 PTY LIMITED	AUSTRALIA
088 347 568	DIVCO 42 PTY LIMITED	AUSTRALIA
083 159 040	DIVCO 43 PTY LIMITED	AUSTRALIA
083 159 059	DIVCO 44 PTY LIMITED	AUSTRALIA
083 159 077	DIVCO 45 PTY LIMITED	AUSTRALIA
083 159 120	DIVCO 47 PTY LIMITED	AUSTRALIA
083 159 157	DIVCO 50 PTY LIMITED	AUSTRALIA
083 159 175	DIVCO 51 PTY LIMITED	AUSTRALIA
088 347 451	DIVCO 52 PTY LIMITED	AUSTRALIA
088 347 479	DIVCO 54 PTY LIMITED	AUSTRALIA
088 347 504	DIVCO 58 PTY LIMITED	AUSTRALIA
088 347 513	DIVCO 59 PTY LIMITED	AUSTRALIA
083 158 374	DIVCO 6 PTY LIMITED	AUSTRALIA
088 347 522	DIVCO 60 PTY LIMITED	AUSTRALIA
088 347 531	DIVCO 61 PTY LIMITED	AUSTRALIA
093 601 015	DIVCO 63 PTY LIMITED	AUSTRALIA
093 601 033	DIVCO 65 PTY LIMITED	AUSTRALIA
093 601 079	DIVCO 68 PTY LIMITED	AUSTRALIA
093 601 097	DIVCO 70 PTY LIMITED	AUSTRALIA
105 343 959	DIVCO 72 PTY LIMITED	AUSTRALIA
093 601 122	DIVCO 74 PTY LIMITED	AUSTRALIA
093 601 140	DIVCO 76 PTY LIMITED	AUSTRALIA
093 601 168	DIVCO 79 PTY LIMITED	AUSTRALIA
083 158 392	DIVCO 8 PTY LIMITED	AUSTRALIA
097 289 962	DIVCO 81 PTY LIMITED	AUSTRALIA
097 289 980	DIVCO 83 PTY LIMITED	AUSTRALIA
097 290 009	DIVCO 85 PTY LIMITED	AUSTRALIA
097 290 027	DIVCO 87 PTY LIMITED	AUSTRALIA
097 290 054	DIVCO 89 PTY LIMITED	AUSTRALIA
097 290 063	DIVCO 90 PTY LIMITED	AUSTRALIA
097 290 812	DIVCO 95 PTY LIMITED	AUSTRALIA
81-0600564	DIVERSIFIED CLO INVESTMENTS NO.1 INC	UNITED STATES
109 819 418	DIVERSIFIED CMBS AUSTRALIA HOLDINGS PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
094 631 964	EASTERN SEA INVESTMENTS PTY LIMITED	AUSTRALIA
118 345 332	EASTERN STATES LIMITED	AUSTRALIA
069 344 001	ELISE NOMINEES PTY LIMITED	AUSTRALIA
006 435 810	EQUITAS NOMINEES PTY. LIMITED	AUSTRALIA
114 174 211	ESCALATOR 2005 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
114 174 220	ESCALATOR 2005 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 542	ESCALATOR 2005-2 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 533	ESCALATOR 2005-2 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
120 435 841	ESCALATOR 2006 (AUSTRALIAN PROPERTY) PTY LIMITED	AUSTRALIA
111 360 528	ESCALATOR AUSTRALIAN INVESTMENT COMPANY PTY LIMITED	AUSTRALIA
111 494 574	ESCALATOR GP CO PTY LIMITED	AUSTRALIA
111 494 663	ESCALATOR INCOME NOTE CO PTY LIMITED	AUSTRALIA
111 494 467	ESCALATOR LP CO PTY LIMITED	AUSTRALIA
MC-510292	EUROPEAN FINANCIAL INVESTMENTS FUND LIMITED	CAYMAN ISLANDS
MC-150410	EUROPEAN FINANCIAL INVESTMENTS LIMITED	CAYMAN ISLANDS
559916	EVEREST ABSOLUTE RETURN II LIMITED	BRITISH VIRGIN ISLANDS
009 636 131	FELTER PTY LIMITED	AUSTRALIA
008 604 466	FOUCAULT PTY LIMITED	AUSTRALIA
20-2384759	FREMANTLE WIND HOLDINGS INC	UNITED STATES
088 928 296	FUNDCORP HOLDINGS PTY LIMITED	AUSTRALIA
106 204 862	FUNDCORP PTY LIMITED	AUSTRALIA
116 419 071	FUTURE SCHOOLS PARTNERSHIP PTY LIMITED	AUSTRALIA
008 542 685	GALANTHUS AUSTRALIA PTY LIMITED	AUSTRALIA
001 581 031	GALANTHUS LEASING PTY LIMITED	AUSTRALIA
068 104 558	GARACHINE PTY LIMITED	AUSTRALIA
054 001 400	GATESUN PTY. LIMITED	AUSTRALIA
133 289 1	GENERATOR BONDS LIMITED	NEW ZEALAND
108 026 437	GENERATOR CHARITIES AUSTRALIA PTY LIMITED	AUSTRALIA
103 116 954	GENERATOR INVESTMENTS AUSTRALIA LIMITED	AUSTRALIA
092 375 329	GIFT SECURITIES PTY LIMITED	AUSTRALIA
009 642 942	GILLMAN PTY. LIMITED	AUSTRALIA
105 819 181	GLOBAL DEBT INVESTMENTS NO.4 PTY LIMITED	AUSTRALIA
MC143292	GLOBAL STAR GP LTD	CAYMAN ISLANDS
008 604 484	GLORIOLE PTY LIMITED	AUSTRALIA
008 637 241	HAFLING PTY. LIMITED	AUSTRALIA
415492	HBEAR CO. NO.1 LIMITED	IRELAND
104 324 441	HEMISPHERE SERVICES PTY LIMITED	AUSTRALIA
000 758 010	HILLSAM NOMINEES PTY. LIMITED	AUSTRALIA
104 173 891	HUB X PTY LIMITED	AUSTRALIA
002 757 020	IDAMENEO (NO. 79) NOMINEES PTY. LIMITED	AUSTRALIA
009 642 979	INDEMCO PTY LIMITED	AUSTRALIA
85764	INFRASTRUCTURE INVESTMENT NO. 2 LTD.	CAYMAN ISLANDS
073 710 942	INFRASTRUCTURE INVESTMENTS NO 1 PTY LIMITED	AUSTRALIA
0356202	INSURANCE PAY CANADA INC	CANADA
	INVESTMENT PORTFOLIO FUNDING LLC	UNITED STATES
	INVESTMENT PORTFOLIO HOLDINGS INC	OTHER
	JAPAN AUTOMOBILE ROAD CORPORATION LIMITED	JAPAN
0199 02 036303	JIG HOLDINGS LIMITED	JAPAN
009 641 114	JUBILEE PTY. LIMITED	AUSTRALIA
008 605 070	KALLERAD PTY. LIMITED	AUSTRALIA
081 119 440	KENSINGTON BANKS PTY LIMITED	AUSTRALIA
1652751	KIDS FIRST PROPERTIES LIMITED	NEW ZEALAND
	KNIK ARM CROSSING, LLC	UNITED STATES
111 060 587	LACHLAN WEALTH MANAGEMENT LIMITED	AUSTRALIA
003 250 833	LANROD PTY LIMITED	AUSTRALIA
008 604 920	LIANA PTY. LIMITED	AUSTRALIA
117 213 064	LIVE PAYMENTS PTY LIMITED	AUSTRALIA
118 029 664	M&I DEBT INVESTMENTS PTY LIMITED	AUSTRALIA
118 029 342	M&I INVESTMENTS HOLDINGS PTY LIMITED	AUSTRALIA
080 473 025	MAC IT 2000 PTY LIMITED	AUSTRALIA
096 705 109	MACQUARIE (1 NICHOLSON STREET) NOMINEES PTY LTD	AUSTRALIA
116 308 466	MACQUARIE (171 COLLINS ST) PTY LIMITED	AUSTRALIA
115 007 817	MACQUARIE (454 COLLINS STREET) PTY LIMITED	AUSTRALIA
093 438 414	MACQUARIE (ARNCLIFFE) PTY LTD	AUSTRALIA
198500776M	MACQUARIE (ASIA) PTE LTD	SINGAPORE
116 467 031	MACQUARIE (DERRIMUT) PTY LIMITED	AUSTRALIA
200228	MACQUARIE (HK) FINANCIAL SERVICES LIMITED	HONG KONG
611405	MACQUARIE (HONG KONG) LIMITED	HONG KONG
	MACQUARIE (JAPAN) LIMITED	JAPAN
463469-W	MACQUARIE (MALAYSIA) SDN BHD	KUALA LUMPUR
110 256 418	MACQUARIE (PYRMONT) PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
4196639	MACQUARIE 161, LLC	UNITED STATES
008 594 885	MACQUARIE ACCEPTANCES LIMITED	AUSTRALIA
095 180 788	MACQUARIE ADMIN SERVICES PTY LIMITED	AUSTRALIA
20001234/07	MACQUARIE AFRICA (PROPRIETARY) LIMITED	SOUTH AFRICA
	MACQUARIE AIRCRAFT LEASING SERVICES (UK) LIMITED	UNITED KINGDOM
075 295 760	MACQUARIE AIRPORTS MANAGEMENT LIMITED	AUSTRALIA
094 406 756	MACQUARIE ALLIANCES PTY LIMITED	AUSTRALIA
103 237 181	MACQUARIE ALTERNATIVE ASSETS MANAGEMENT LIMITED	AUSTRALIA
088 159 060	MACQUARIE ALTERNATIVE INVESTMENTS LIMITED	AUSTRALIA
010174903-3379259	MACQUARIE AMERICAS CORP	UNITED STATES
124 071 414	MACQUARIE AMERICAS HOLDINGS PTY LTD	AUSTRALIA
071 501 963	MACQUARIE ASIA HOLDINGS PTY LIMITED	AUSTRALIA
619928	MACQUARIE ASIA LIMITED	HONG KONG
	MACQUARIE ASIA PROPERTY ADVISORS LIMITED	BERMUDA
37186	MACQUARIE ASIA REAL ESTATE LIMITED	BERMUDA
105 453 638	MACQUARIE ASIA REAL ESTATE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED	VIRGIN ISLANDS, BRITISH
	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED (SINGAPORE BRANCH)	SINGAPORE
103 780 089	*MACQUARIE ASIAN INVESTMENTS PTY LIMITED*	*AUSTRALIA*
064 219 601	MACQUARIE ASSET FINANCE LIMITED	AUSTRALIA
001 263 583	MACQUARIE ASSET MANAGEMENT LIMITED	AUSTRALIA
061 706 187	MACQUARIE ASSET SERVICES LIMITED	AUSTRALIA
WK-128186	MACQUARIE AUSTRALIA COMPUTER SYSTEMS LEASING PTY LIMITED	CAYMAN ISLANDS
077 193 956	MACQUARIE AUSTRALIA FINANCE PTY LIMITED	AUSTRALIA
006 055 796	MACQUARIE AUSTRALIA INTERNATIONAL PTY LIMITED	AUSTRALIA
002 542 136	MACQUARIE AUSTRALIA LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
008 640 168	MACQUARIE AUSTRALIA MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
000 736 210	MACQUARIE AUSTRALIA PTY LIMITED	AUSTRALIA
074 453 286	MACQUARIE AUSTRALIA SECURITIES LIMITED	AUSTRALIA
008 660 811	MACQUARIE AUSTRALIA TECHNOLOGY PTY LIMITED	AUSTRALIA
121 836 191	MACQUARIE AVENIR NO. 1 PTY LIMITED	AUSTRALIA
121 836 235	MACQUARIE AVENIR NO. 2 PTY LIMITED	AUSTRALIA
075 176 733	MACQUARIE AVIATION (NO. 1) LIMITED	AUSTRALIA
368579	MACQUARIE AVIATION CAPITAL FINANCE LIMITED	IRELAND
368589	MACQUARIE AVIATION CAPITAL GROUP	IRELAND
368580	MACQUARIE AVIATION CAPITAL LIMITED	IRELAND
124 071 432	MACQUARIE B.H. PTY LTD	AUSTRALIA
008 583 542	MACQUARIE BANK LIMITED	AUSTRALIA
001 531 997	MACQUARIE BANK SUPERANNUATION PTY. LIMITED	AUSTRALIA
109 280 819	MACQUARIE BATHURST STREET PTY LIMITED	AUSTRALIA
13926	MACQUARIE BETEILIGUNGSTREUHAND GMBH	GERMANY
CNPJ 03.516.449/0001	MACQUARIE BRASIL PARTICIPACOES LTDA	BRAZIL
083 822 404	MACQUARIE BUSINESS BROKING SERVICES PTY LTD	AUSTRALIA
423532-2	MACQUARIE CANADA HOLDINGS LTD	CANADA
4265301	*MACQUARIE CANADIAN INFRASTRUCTURE MANAGEMENT LIMITED*	CANADA
6489800	MACQUARIE CANADIAN INVESTMENT HOLDINGS LTD.	CANADA
605377-7	MACQUARIE CAPITAL (CANADA) LTD	CANADA
	MACQUARIE CAPITAL (JAPAN) LIMITED	JAPAN
352816	MACQUARIE CAPITAL (NZ) LIMITED	NEW ZEALAND
105 777 704	MACQUARIE CAPITAL ALLIANCE MANAGEMENT LIMITED	AUSTRALIA
88464	MACQUARIE CAPITAL FUNDING (GP) LIMITED	JERSEY
110 605 724	MACQUARIE CAPITAL FUNDING (LP) PTY LIMITED	AUSTRALIA
	MACQUARIE CAPITAL FUNDING L.P.	UNITED KINGDOM
FN 215363K	MACQUARIE CAPITAL GMBH	AUSTRIA
	MACQUARIE CAPITAL KOREA CO LTD	KOREA
04242665	MACQUARIE CAPITAL LIMITED	ENGLAND/WALES
006 938 825	MACQUARIE CAPITAL MARKETS NOMINEES PTY LIMITED	AUSTRALIA
57952 C1/GBL	MACQUARIE CAPITAL MAURITIUS LIMITED	MAURITIUS
169009	MACQUARIE CAYMAN HOLDINGS 2 CO	CAYMAN ISLANDS
168347	MACQUARIE CAYMAN HOLDINGS CO	CAYMAN ISLANDS
124 022 126	MACQUARIE CHEONGNA INVESTMENT PTY LTD	AUSTRALIA
097 868 687	MACQUARIE CLO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
065 176 616	MACQUARIE CLO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
006 198 910	MACQUARIE COMMERCIAL LEASING VIC PTY. LIMITED	AUSTRALIA
05259474	MACQUARIE COMMODITIES (UK) LIMITED	ENGLAND/WALES
05259503	MACQUARIE COMMODITIES FINANCE (UK) LIMITED	ENGLAND/WALES
	MACQUARIE COMMODITIES FUND LTD	BERMUDA
066 047 738	MACQUARIE COMMUNICATIONS INFRASTRUCTURE MANAGEMENT LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
111 117 465	MACQUARIE COMMUNITY PARTNERSHIPS LIMITED	AUSTRALIA
096 629 471	MACQUARIE CONCEPT BLUE PTY LTD	AUSTRALIA
664379-5	MACQUARIE COOK ENERGY CANADA LTD	CANADA
664382-5	MACQUARIE COOK ENERGY HOLDINGS CANADA LTD	CANADA
93-1043421	MACQUARIE COOK ENERGY, LLC	UNITED STATES
	MACQUARIE COOK POWER INC	UNITED STATES
2569853	MACQUARIE CORIOLIS HOLDINGS INC	UNITED STATES
	MACQUARIE CORONA ENERGY HOLDINGS LIMITED	UNITED KINGDOM
911031566	MACQUARIE CORPORATE FINANCE (USA) INC	UNITED STATES
123 199 548	MACQUARIE CORPORATE FINANCE AUSTRALIA LIMITED	AUSTRALIA
008 606 862	MACQUARIE CORPORATE FINANCE HOLDINGS PTY LTD	AUSTRALIA
008 595 426	MACQUARIE CORPORATE FINANCE LIMITED	AUSTRALIA
20-1536178	MACQUARIE COTTON INTERNATIONAL INC	UNITED STATES
089 709 468	MACQUARIE COUNTRYWIDE MANAGEMENT LIMITED	AUSTRALIA
075 067 631	MACQUARIE DEBF PTY LIMITED	AUSTRALIA
29318190	MACQUARIE DENMARK LIMITED A/S	DENMARK
008 596 950	MACQUARIE DEPOSITS PTY. LIMITED	AUSTRALIA
102 607 616	MACQUARIE DEVELOPMENT CAPITAL II PTY LIMITED	AUSTRALIA
082 018 399	MACQUARIE DEVELOPMENT CAPITAL PTY LIMITED	AUSTRALIA
091 936 515	MACQUARIE DEVELOPMENT DIRECTION PTY LIMITED	AUSTRALIA
115 402 349	MACQUARIE DIGITAL PTY LIMITED	AUSTRALIA
084 828 473	MACQUARIE DIRECT INVESTMENT A LIMITED	AUSTRALIA
084 828 437	MACQUARIE DIRECT INVESTMENT B LIMITED	AUSTRALIA
008 607 083	MACQUARIE DIRECT INVESTMENT LIMITED	AUSTRALIA
073 623 784	MACQUARIE DIRECT PROPERTY MANAGEMENT LIMITED	AUSTRALIA
085 795 651	MACQUARIE DISTRIBUTION PTY LIMITED	AUSTRALIA
	MACQUARIE DISTRICT ENERGY MANAGEMENT INC	UNITED STATES
114 099 795	MACQUARIE DIVERSIFIED ASSET ADVISORY PTY LIMITED	AUSTRALIA
096 211 424	MACQUARIE DIVERSIFIED INVESTMENT SERVICES PTY LIMITED	AUSTRALIA
098 127 578	MACQUARIE DIVERSIFIED INVESTMENTS NO 2 PTY LTD	AUSTRALIA
098 127 569	MACQUARIE DIVERSIFIED INVESTMENTS NO 3 PTY LTD	AUSTRALIA
094 464 385	MACQUARIE DIVERSIFIED PORTFOLIO INVESTMENTS PTY LIMITED	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (EBB3) LLC	UNITED STATES
113 054 569	MACQUARIE DYNAMIC MANAGEMENT (EBB3) PTY LTD	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (USA) INC	UNITED STATES
106 197 488	MACQUARIE DYNAMIC MANAGEMENT PTY LIMITED	AUSTRALIA
2304923	MACQUARIE ELECTRONICS CONSULTING INC	UNITED STATES
363806	MACQUARIE ELECTRONICS LIMITED	IRELAND
363803	MACQUARIE ELECTRONICS REMARKETING LIMITED	IRELAND
1978834	MACQUARIE ELECTRONICS USA INC	UNITED STATES
MC-177879	MACQUARIE EMERGING MARKETS FINANCE LIMITED	CAYMAN ISLANDS
664374-4	MACQUARIE ENERGY HOLDINGS CANADA LTD	CANADA
122 300 592	MACQUARIE ENERGY HOLDINGS PTY LTD	AUSTRALIA
20-3690485	MACQUARIE ENERGY NORTH AMERICA FINANCE INC.	UNITED STATES
20-3690322	MACQUARIE ENERGY NORTH AMERICA TRADING INC.	UNITED STATES
067 299 923	MACQUARIE EQUIPMENT FINANCE PTY LTD	AUSTRALIA
112 079 268	MACQUARIE EQUIPMENT RENTALS PTY LIMITED	AUSTRALIA
485394	MACQUARIE EQUITIES (ASIA) LIMITED	HONG KONG
063 906 392	MACQUARIE EQUITIES (US) HOLDINGS PTY. LIMITED	AUSTRALIA
	MACQUARIE EQUITIES BRASIL ADMINISTRACAO DE FUNDOS E PART CIPACAO LTDA	BRAZIL
WN 1114218	MACQUARIE EQUITIES CUSTODIANS LIMITED	NEW ZEALAND
002 574 923	MACQUARIE EQUITIES LIMITED	AUSTRALIA
WN/1007806	MACQUARIE EQUITIES NEW ZEALAND LIMITED	NEW ZEALAND
200408424K	MACQUARIE EQUITIES SERVICES SINGAPORE PTE. LTD.	SINGAPORE
001 374 572	MACQUARIE EQUITY CAPITAL MARKETS LIMITED	AUSTRALIA
	MACQUARIE ESCALATOR 2005-2 (COMMODITIES INDEX) LP	AUSTRALIA
	MACQUARIE ESCALATOR 2005-2 (EQUITIES INDEX) LP	AUSTRALIA
3704031	MACQUARIE EUROPE LIMITED	ENGLAND/WALES
114 801 464	MACQUARIE EUROPEAN FINANCIAL INVESTMENTS PTY LTD	AUSTRALIA
078 771 123	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED	AUSTRALIA
6146573	MACQUARIE EUROPEAN INVESTMENT HOLDINGS LIMITED	UNITED KINGDOM
112 017 919	MACQUARIE EUROPEAN INVESTMENTS PTY LIMITED	AUSTRALIA
116 582 524	MACQUARIE FARM ASSETS AND RESOURCES MANAGEMENT LIMITED	AUSTRALIA
088 587 635	MACQUARIE FILMED INVESTMENTS PTY LTD	AUSTRALIA
1065067	MACQUARIE FINANCE (NZ) LIMITED	NEW ZEALAND
2984767	MACQUARIE FINANCE (UK) LIMITED	ENGLAND/WALES
20-5871391	MACQUARIE FINANCE (USA) INC	UNITED STATES
	MACQUARIE FINANCE AMERICAS INC	UNITED STATES
118 817 440	MACQUARIE FINANCE HOLDINGS LIMITED	AUSTRALIA
001 214 964	MACQUARIE FINANCE LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
5645686	MACQUARIE FINANCIAL INFRASTRUCTURE ALLIANCE LIMITED	UNITED KINGDOM
156 537	MACQUARIE FINANCIAL INFRASTRUCTURE FUND	CAYMAN ISLANDS
422814-6	MACQUARIE FINANCIAL LTD	CANADA
095 135 694	MACQUARIE FINANCIAL PRODUCTS MANAGEMENT LIMITED	AUSTRALIA
008 606 764	MACQUARIE FIRST AVIATION LEASING PTY. LIMITED	AUSTRALIA
069 344 154	MACQUARIE FLEET LEASING PTY LIMITED	AUSTRALIA
093 752 946	MACQUARIE FORESTRY SERVICES PTY LIMITED	AUSTRALIA
113 113 214	MACQUARIE FORTRESS INVESTMENTS LIMITED	AUSTRALIA
008 607 047	MACQUARIE FOURTEENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
110 356 968	MACQUARIE FP FUNDING PTY LIMITED	AUSTRALIA
2005B04004	MACQUARIE FRANCE SARL	FRANCE
43-2082900	MACQUARIE FUND ADVISER, LLC	UNITED STATES
	MACQUARIE FUNDING HOLDINGS INC	UNITED STATES
6581935	MACQUARIE FUNDING INC	CANADA
LP00000352	MACQUARIE FUNDING LIMITED PARTNERSHIP	AUSTRALIA
20-3783039	MACQUARIE FUNDS MANAGEMENT (USA) INC.	UNITED STATES
093 177 407	MACQUARIE FUNDS MANAGEMENT HOLDINGS PTY LIMITED	AUSTRALIA
724745	MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED	HONG KONG
006 880 217	MACQUARIE FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
	MACQUARIE FUNDS MANAGEMENT SPC	CAYMAN ISLANDS
170	MACQUARIE FUTURES & OPTIONS (HONG KONG) LIMITED	HONG KONG
111631	MACQUARIE FUTURES (ASIA) LIMITED	HONG KONG
	MACQUARIE FUTURES USA INC	UNITED STATES
084 388 947	MACQUARIE GLOBAL DEBT INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
075 176 779	MACQUARIE GLOBAL DEBT INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
	MACQUARIE GLOBAL FINANCE SERVICES (MAURITIUS) LIMITED	MAURITIUS
5259497	MACQUARIE GLOBAL INVESTMENTS (UK) LIMITED	UNITED KINGDOM
110 930 964	MACQUARIE GLOBAL PROPERTY FUNDS LIMITED	AUSTRALIA
168982	MACQUARIE GLOBAL SERVICES PRIVATE LIMITED	INDIA
5622726	MACQUARIE GLOBAL UTILITY INVESTMENTS GP LIMITED	ENGLAND/WALES
5488013	MACQUARIE GP LIMITED	ENGLAND/WALES
5718600	MACQUARIE GP2 LIMITED	UNITED KINGDOM
124 071 389	MACQUARIE GROUP (US) HOLDINGS NO.1 PTY LTD	AUSTRALIA
200412291W	MACQUARIE GROUP HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
122 169 340	MACQUARIE GROUP HOLDINGS LIMITED	AUSTRALIA
124 071 405	MACQUARIE GROUP HOLDINGS NO.1 LTD	AUSTRALIA
124 071 398	MACQUARIE GROUP HOLDINGS NO.2 LTD	AUSTRALIA
124 071 478	MACQUARIE GROUP HOLDINGS NO.3 PTY LTD	AUSTRALIA
123 199 253	MACQUARIE GROUP INTERNATIONAL HOLDINGS PTY LIMITED	AUSTRALIA
122 169 279	MACQUARIE GROUP LIMITED	AUSTRALIA
245979	MACQUARIE GROUP NEW ZEALAND LIMITED	NEW ZEALAND
599031	MACQUARIE HALLWAY PROPERTY LIMITED	BRITISH VIRGIN ISLANDS
	MACQUARIE HARBOURSIDE ASSET MANAGEMENT LIMITED	CAYMAN ISLANDS
112 058 072	MACQUARIE HEALTH AND RETIREMENT PTY LIMITED	AUSTRALIA
100 509 975	MACQUARIE HEALTH HOLDINGS PTY LTD	AUSTRALIA
200703280D	MACQUARIE HOLDINGS (SINGAPORE) PTE. LTD	SINGAPORE
2428034/6809391	MACQUARIE HOLDINGS (U.S.A.) INC	UNITED STATES
116 381 634	MACQUARIE HORTICULTURAL SERVICES PTY LIMITED	AUSTRALIA
262381	MACQUARIE I.T. (NZ) LIMITED	NEW ZEALAND
421022	MACQUARIE IH IRELAND LIMITED	IRELAND
	MACQUARIE IMM INVESTMENT MANAGEMENT CO LIMITED	KOREA
991311787/307584 2	MACQUARIE INC	UNITED STATES
116 548 880	MACQUARIE INCOME INVESTMENTS LIMITED	AUSTRALIA
11-90698	MACQUARIE INDIA ADVISORY SERVICES PRIVATE LIMITED	INDIA
58341	MACQUARIE INDIAN AIRPORTS ONE LIMITED	MAURITIUS
58340	MACQUARIE INDIAN AIRPORTS TWO LIMITED	MAURITIUS
071 501 916	MACQUARIE INDONESIA HOLDINGS PTY LIMITED	AUSTRALIA
077 595 012	MACQUARIE INFRASTRUCTURE DEBT MANAGEMENT LIMITED	AUSTRALIA
074 311 390	MACQUARIE INFRASTRUCTURE FUNDS MANAGEMENT LIMITED	AUSTRALIA
5755862	MACQUARIE INFRASTRUCTURE GP LIMITED	ENGLAND/WALES
170.3.028.960-5	MACQUARIE INFRASTRUCTURE HOLDINGS AG	SWITZERLAND
072 609 271	MACQUARIE INFRASTRUCTURE INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
072 652 736	MACQUARIE INFRASTRUCTURE LIMITED	AUSTRALIA
112 772 871	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED	AUSTRALIA
06823M	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED - SINGAPORE BRANCH	SINGAPORE
	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC	UNITED STATES
072 677 993	MACQUARIE INFRASTRUCTURE NO.2 LIMITED	AUSTRALIA
4339673	MACQUARIE INFRASTRUCTURE PARTNERS CANADA GP LTD	CANADA
20-4166306	MACQUARIE INFRASTRUCTURE PARTNERS INC	UNITED STATES

AUSCONO	COMPANY NAME	JURISDICTION
	MACQUARIE INFRASTRUCTURE PARTNERS U.S GP LLC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PRIVATE TRUSTEE COMPANY LIMITED	BERMUDA
	MACQUARIE INFRASTRUKTUR MANAGEMENT GMBH	GERMANY
200505701K	MACQUARIE INSURANCE (SINGAPORE) PTE. LTD.	SINGAPORE
117787C	MACQUARIE INTERNATIONAL ADVISORY LIMITED	ISLE OF MAN
502151	MACQUARIE INTERNATIONAL CAPITAL MARKETS LIMITED	HONG KONG
092 985 263	MACQUARIE INTERNATIONAL FINANCE LIMITED	AUSTRALIA
4125302	MACQUARIE INTERNATIONAL HOLDINGS LIMITED	ENGLAND/WALES
108 590 996	MACQUARIE INTERNATIONAL INVESTMENTS PTY LIMITED	AUSTRALIA
01802574	MACQUARIE INTERNATIONAL LIMITED	ENGLAND/WALES
169002	MACQUARIE INTERNATIONAL NEW YORK PARKING CO	CAYMAN ISLANDS
078 980 568	MACQUARIE INTERNATIONAL PROPERTY SERVICES PTY. LIMITED	AUSTRALIA
169050	MACQUARIE INTERNATIONAL SC INVESTMENTS CO	CAYMAN ISLANDS
	MACQUARIE INTERNATIONAL SMALL CAP ROADS CO	CAYMAN ISLANDS
2579363	MACQUARIE INTERNATIONALE HOLDINGS LIMITED	ENGLAND/WALES
4957256	MACQUARIE INTERNATIONALE INVESTMENTS LIMITED	ENGLAND/WALES
36631	MACQUARIE INVESTMENT (HONG KONG) LIMITED	HONG KONG
0785179	MACQUARIE INVESTMENT ADVISORY (BEIJING) CO LTD	CHINA
122 939 600	MACQUARIE INVESTMENT HOLDINGS LIMITED	AUSTRALIA
WN 1114216	MACQUARIE INVESTMENT MANAGEMENT (NZ) LIMITED	NEW ZEALAND
3976881	MACQUARIE INVESTMENT MANAGEMENT (UK) LIMITED	UNITED KINGDOM
002 867 003	MACQUARIE INVESTMENT MANAGEMENT LTD	AUSTRALIA
071 745 401	MACQUARIE INVESTMENT SERVICES LIMITED	AUSTRALIA
WK-133809	MACQUARIE INVESTMENTS (SINGAPORE) LIMITED	CAYMAN ISLANDS
4104671	MACQUARIE INVESTMENTS (UK) LIMITED	ENGLAND/WALES
20-5871327	MACQUARIE INVESTMENTS (USA) INC	UNITED STATES
5582630	MACQUARIE INVESTMENTS 1 LIMITED	ENGLAND/WALES
5708696	MACQUARIE INVESTMENTS 2 LIMITED	ENGLAND/WALES
069 418 977	MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED	AUSTRALIA
74953	MACQUARIE INVESTMENTS DEUTSCHLAND GMBH	GERMANY
	MACQUARIE INVESTMENTS LLC	UNITED STATES
119 211 433	MACQUARIE INVESTORS PTY LTD	AUSTRALIA
459515-H	MACQUARIE IT SDN BHD	KUALA LUMPUR
107 147 222	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED	AUSTRALIA
107 147 188	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED	AUSTRALIA
117 560 282	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED	AUSTRALIA
0199-03-012590	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED (JAPAN BRANCH)	JAPAN
117 560 415	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED	AUSTRALIA
0199-03-012591	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED (JAPAN BRANCH)	JAPAN
	MACQUARIE JAPAN PROPERTY TRUST	AUSTRALIA
119 106 053	MACQUARIE JAQUES PTY LIMITED	AUSTRALIA
110 990 184	MACQUARIE JIN LIN PTY LIMITED	AUSTRALIA
122 774 289	MACQUARIE KEMBLE WATER HOLDINGS PTY LTD	AUSTRALIA
104-81-53531	MACQUARIE KOREA CO. LTD	KOREA
104-81-95716	MACQUARIE KOREA OPPORTUNITIES MANAGEMENT, INC.	KOREA
5487970	MACQUARIE KOREAN INVESTMENT HOLDINGS LIMITED	ENGLAND/WALES
001156	MACQUARIE LEASING (CHINA) CO LIMITED	CHINA
243880	MACQUARIE LEASING (NZ) LIMITED	NEW ZEALAND
2997799	MACQUARIE LEASING (UK) LIMITED	ENGLAND/WALES
05867292	MACQUARIE LEASING LIMITED	UNITED KINGDOM
002 675 032	MACQUARIE LEASING NSW PTY. LIMITED	AUSTRALIA
002 674 982	MACQUARIE LEASING PTY. LIMITED	AUSTRALIA
010 529 638	MACQUARIE LEASING QLD PTY. LIMITED	AUSTRALIA
105 453 834	MACQUARIE LEISURE DEVELOPMENTS LIMITED	AUSTRALIA
079 630 676	MACQUARIE LEISURE MANAGEMENT LIMITED	AUSTRALIA
002 574 914	MACQUARIE LEISURE SERVICES PTY LIMITED	AUSTRALIA
206 344	MACQUARIE LENDING NZ LIMITED	NEW ZEALAND
003 963 773	MACQUARIE LIFE LIMITED	AUSTRALIA
122 572 641	MACQUARIE LIVESTOCK COMPANY LIMITED	AUSTRALIA
564 589 8	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS 2 LIMITED	UNITED KINGDOM
5582620	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS LIMITED	ENGLAND/WALES
5582628	MACQUARIE LONDON EXCHANGE INVESTMENTS LIMITED	ENGLAND/WALES
20-5426915	MACQUARIE LONGVIEW ACQUISITIONS LLC	UNITED STATES
4986957	MACQUARIE LONGVIEW HOLDINGS INC	UNITED STATES
20-5426915	MACQUARIE LONGVIEW MIDSTREAM LLC	UNITED STATES
20-5426915	MACQUARIE LONGVIEW UPSTREAM LLC	UNITED STATES
114 174 168	MACQUARIE LP FINANCE COMPANY PTY LIMITED	AUSTRALIA
	MACQUARIE LUXEMBOURG INVESTMENT SARL	LUXEMBOURG
115 036 470	MACQUARIE MANAGED INVESTMENTS LIMITED	AUSTRALIA
116 208 354	MACQUARIE MANAGEMENT COMPANY (ISF) 3 LIMITED	AUSTRALIA
51142 C1/GBL	MACQUARIE MAURITIUS INVESTMENTS LIMITED	MAURITIUS

AUSCONO	COMPANY NAME	JURISDICTION
116 007 740	MACQUARIE MCO HOLDINGS PTY LIMITED	AUSTRALIA
3720443	MACQUARIE MDT HOLDINGS INC	UNITED STATES
108 538 218	MACQUARIE MEDIA FUND MANAGEMENT LIMITED	AUSTRALIA
115 524 019	MACQUARIE MEDIA MANAGEMENT LIMITED	AUSTRALIA
639997-5	MACQUARIE METALS AND ENERGY CAPITAL (CANADA) LTD.	CANADA
4921203	MACQUARIE METERS 1 (UK) LIMITED	ENGLAND/WALES
4920378	MACQUARIE METERS 2 (UK) LIMITED	ENGLAND/WALES
095 180 564	MACQUARIE MIDDLE EAST HOLDINGS PTY LIMITED	AUSTRALIA
115 524 028	MACQUARIE MIDDLE EAST MANAGEMENT LIMITED	AUSTRALIA
112 748 599	MACQUARIE MIDDLE EAST REAL ESTATE CAPITAL HOLDINGS PTY LTD	AUSTRALIA
51-0566317	MACQUARIE MISSISSIPPI GAS INC.	UNITED STATES
117 033 431	MACQUARIE MOORE STREET PTY LIMITED	AUSTRALIA
120 070 788	MACQUARIE MORTGAGES CANADA HOLDINGS PTY LIMITED	AUSTRALIA
057 760 175	MACQUARIE MORTGAGES PTY LIMITED	AUSTRALIA
010473862/3438695	MACQUARIE MORTGAGES USA INC	UNITED STATES
009 636 257	MACQUARIE N.T. LEASING PTY. LIMITED	AUSTRALIA
200404077D	MACQUARIE NE HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
20-3869351	MACQUARIE NEW YORK PARKING INC.	UNITED STATES
334868	MACQUARIE NEW ZEALAND LIMITED	NEW ZEALAND
418159-0	MACQUARIE NORTH AMERICA HOLDINGS LTD	CANADA
348101-8	MACQUARIE NORTH AMERICA LTD.	CANADA
393998-7	MACQUARIE NORTH AMERICA SECURITIES LTD	CANADA
107 464 620	MACQUARIE NOTE INVESTMENTS PTY LIMITED	AUSTRALIA
008 595 711	MACQUARIE NZ HOLDINGS PTY LIMITED	AUSTRALIA
117 033 637	MACQUARIE OFFICE COLLINS STREET PTY LIMITED	AUSTRALIA
006 765 206	MACQUARIE OFFICE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE OFFICE TRS SERVICES INC	UNITED STATES
	MACQUARIE ONE LIMITED	UNITED ARAB EMIRATES
002 934 705	MACQUARIE OPTIONS PTY. LIMITED	AUSTRALIA
108 538 003	MACQUARIE PARKING INFRASTRUCTURE PTY LIMITED	AUSTRALIA
111 494 172	MACQUARIE PARTNERSHIP FINANCE CO PTY LIMITED	AUSTRALIA
107 464 264	MACQUARIE PARTNERSHIP INVESTMENT HOLDINGS PTY LIMITED	AUSTRALIA
122 169 368	MACQUARIE PASTORAL MANAGEMENT LTD	AUSTRALIA
122 169 304	MACQUARIE PASTORAL SERVICES LTD	AUSTRALIA
115 251 619	MACQUARIE PAYMENTS INFRASTRUCTURE HOLDINGS PTY LIMITED	AUSTRALIA
091 666 929	MACQUARIE PHOTONICS PTY LIMITED	AUSTRALIA
093 919 727	MACQUARIE PIB MANAGEMENT PTY LIMITED	AUSTRALIA
107 464 586	MACQUARIE PORTFOLIO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
107 464 540	MACQUARIE PORTFOLIO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
078 271 226	MACQUARIE PORTFOLIO SERVICES PTY LIMITED	AUSTRALIA
20-4044600	MACQUARIE PORTS INC	UNITED STATES
423531-2	MACQUARIE POWER MANAGEMENT LTD	CANADA
200703284G	MACQUARIE PRINCIPAL (SINGAPORE) PTE. LTD	SINGAPORE
112 561 501	MACQUARIE PRINCIPAL PTY LIMITED	AUSTRALIA
082 038 328	MACQUARIE PRISM PTY LIMITED	AUSTRALIA
116 782 006	MACQUARIE PRIVATE CAPITAL MANAGEMENT LIMITED	AUSTRALIA
WN1 144 511	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT (NZ) PTY LIMITED	NEW ZEALAND
089 987 388	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
074 453 393	MACQUARIE PROJECT FINANCE PTY LIMITED	AUSTRALIA
0199-01-089825	MACQUARIE PROPERTIES JAPAN LIMITED KK	JAPAN
064 904 169	MACQUARIE PROPERTY (OBU) PTY LIMITED	AUSTRALIA
104-81-74725	MACQUARIE PROPERTY ADVISORS KOREA LTD.	KOREA
008 606 826	MACQUARIE PROPERTY CHINA PTY LIMITED	AUSTRALIA
077 727 318	MACQUARIE PROPERTY DEVELOPMENT FINANCE PTY LIMITED	AUSTRALIA
AK 640307	MACQUARIE PROPERTY FINANCE LIMITED	NEW ZEALAND
076 560 917	MACQUARIE PROPERTY FINANCE MANAGEMENT PTY LIMITED	AUSTRALIA
109 837 763	MACQUARIE PROPERTY FUNDS LIMITED	AUSTRALIA
065 678 962	MACQUARIE PROPERTY INTERNATIONAL PTY LIMITED	AUSTRALIA
105 453 736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 LIMITED	AUSTRALIA
120 957 333	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 5 LIMITED	AUSTRALIA
120 957 360	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 6 LIMITED	AUSTRALIA
088 772 203	MACQUARIE PROPERTY INVESTMENT MANAGEMENT HOLDINGS LIMITED	AUSTRALIA
124 282 364	MACQUARIE PUZZLE NO.1 PTY LIMITED	AUSTRALIA
124 282 319	MACQUARIE PUZZLE NO.2 PTY LIMITED	AUSTRALIA
124 683 218	MACQUARIE PUZZLE NO.3 PTY LIMITED	AUSTRALIA
124 683 174	MACQUARIE PUZZLE NO.4 PTY LIMITED	AUSTRALIA
124 683 147	MACQUARIE PUZZLE NO.5 PTY LIMITED	AUSTRALIA
124 683 110	MACQUARIE PUZZLE NO.6 PTY LIMITED	AUSTRALIA
113 621 024	MACQUARIE QUEEN STREET PTY LIMITED	AUSTRALIA
20-3609362	MACQUARIE RAIL INC.	UNITED STATES

AUSCONO	COMPANY NAME	JURISDICTION
6474756	MACQUARIE RAIL LIMITED	CANADA
115 220 123	MACQUARIE READING PTY LIMITED	AUSTRALIA
623285	MACQUARIE REAL ESTATE ASIA LIMITED	HONG KONG
095 918 068	MACQUARIE REAL ESTATE ASIA NOMINEES PTY LIMITED	AUSTRALIA
5778777	MACQUARIE REAL ESTATE EUROPE LIMITED	ENGLAND/WALES
1259575	MACQUARIE REAL ESTATE FINANCE CONSULTING INC	UNITED STATES
22-3845767	MACQUARIE REAL ESTATE FINANCE INC	UNITED STATES
20-5331405	MACQUARIE REAL ESTATE HOLDINGS INC	UNITED STATES
981422025-2920528	MACQUARIE REAL ESTATE INC	UNITED STATES
114 018 370	MACQUARIE REAL ESTATE INVESTMENTS PTY LIMITED	AUSTRALIA
058 056 616	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (ACT) PTY LIMITED	AUSTRALIA
003 420 460	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (NSW) PTY. LIMITED	AUSTRALIA
010 795 794	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (QLD) PTY LIMITED	AUSTRALIA
123 021 812	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (SA) PTY LIMITED	AUSTRALIA
123 021 938	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (TAS) PTY LIMITED	AUSTRALIA
005 996 725	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (VIC) PTY LIMITED	AUSTRALIA
079 872 450	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (WA) PTY LIMITED	AUSTRALIA
119 898 038	MACQUARIE REAL ESTATE MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
200509669E	MACQUARIE REAL ESTATE SINGAPORE PTE LIMITED	SINGAPORE
102 368 052	MACQUARIE REALTY SERVICES AUSTRALIA PTY LIMITED	AUSTRALIA
4535338	MACQUARIE REGIONAL SHAREHOLDINGS (UK) LIMITED	ENGLAND/WALES
112 147 350	MACQUARIE RENEWABLES HOLDINGS PTY LIMITED	AUSTRALIA
112 588 664	MACQUARIE RENEWABLES MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE RESOURCE CAPITAL CANADA LTD	CANADA
37450	MACQUARIE RG INVESTMENTS LIMITED	BERMUDA
006 219 852	MACQUARIE RISK ADVISORY SERVICES LIMITED	AUSTRALIA
003 898 413	MACQUARIE RISK MANAGEMENT ADVISORY PTY LIMITED	AUSTRALIA
119 105 896	MACQUARIE ROBINSONS PTY LIMITED	AUSTRALIA
121 066 493	MACQUARIE RPD HOLDINGS PTY LTD	AUSTRALIA
20-4438523	MACQUARIE SC INVESTMENTS INC	UNITED STATES
063 267 032	MACQUARIE SCIENCE HOLDINGS PTY LIMITED	AUSTRALIA
199704430K	MACQUARIE SECURITIES (ASIA) PTE LIMITED	SINGAPORE
002 832 126	MACQUARIE SECURITIES (AUSTRALIA) LIMITED	AUSTRALIA
418160-3	MACQUARIE SECURITIES (CANADA) LTD	CANADA
11-89592	MACQUARIE SECURITIES (INDIA) PRIVATE LIMITED	INDIA
MC - 134809	MACQUARIE SECURITIES (JAPAN) LIMITED	CAYMAN ISLANDS
15184/2070	MACQUARIE SECURITIES (MAURITIUS) LIMITED	MAURITIUS
1748511	MACQUARIE SECURITIES (NEW ZEALAND) LIMITED	NEW ZEALAND
180496	*MACQUARIE SECURITIES (PHILIPPINES) INC*	*PHILIPPINES*
198702912C	MACQUARIE SECURITIES (SINGAPORE) PTE LIMITED	SINGAPORE
2382060/8809385	MACQUARIE SECURITIES (USA) INC	UNITED STATES
104-81-99444	MACQUARIE SECURITIES KOREA LIMITED	KOREA
135973	MACQUARIE SECURITIES LIMITED	HONG KONG
003 435 443	MACQUARIE SECURITIES MANAGEMENT PTY LIMITED	AUSTRALIA
2006/023546/07	MACQUARIE SECURITIES SOUTH AFRICA LIMITED	SOUTH AFRICA
641342	MACQUARIE SECURITISATION (HONG KONG) LIMITED	HONG KONG
075 289 002	MACQUARIE SECURITISATION (OBU) PTY LIMITED	AUSTRALIA
003 297 336	MACQUARIE SECURITISATION LIMITED	AUSTRALIA
20- 1702053	MACQUARIE SECURITIZATION USA LLC	UNITED STATES
496224	MACQUARIE SERVICES (HONG KONG) LIMITED	HONG KONG
200513362E	MACQUARIE SERVICES SINGAPORE PTE LIMITED	SINGAPORE
096 705 341	MACQUARIE SOUTH KINGSCLIFF PTY LIMITED	AUSTRALIA
B84472539	MACQUARIE SPAIN S.L.	SPAIN
	MACQUARIE SPECIALISED ASSET MANAGEMENT (BERMUDA) LIMITED	BERMUDA
075 295 608	MACQUARIE SPECIALISED ASSET MANAGEMENT 2 LIMITED	AUSTRALIA
087 382 965	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED	AUSTRALIA
418161-1	MACQUARIE SPECIALIZED FINANCING LTD	CANADA
065 747 417	MACQUARIE STRUCTURED PRODUCTS (INTERNATIONAL) LIMITED	AUSTRALIA
583316	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED	BRITISH VIRGIN ISLANDS
008 607 074	MACQUARIE STRUCTURED PRODUCTS AUSTRALIA LIMITED	AUSTRALIA
008 607 038	MACQUARIE SWAN STREET PTY LIMITED	AUSTRALIA
092 034 403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD	AUSTRALIA
092 034 485	MACQUARIE SYNDICATE NOMINEE PTY LTD	AUSTRALIA
069 344 289	MACQUARIE SYNDICATION (NO. 22) PTY. LIMITED	AUSTRALIA
069 344 387	MACQUARIE SYNDICATION (NO. 23) PTY. LIMITED	AUSTRALIA
062 060 879	MACQUARIE SYNDICATION (NO. 7) PTY. LIMITED	AUSTRALIA
065 309 033	MACQUARIE SYNDICATION (NO.12) PTY LIMITED	AUSTRALIA
392769-T	MACQUARIE TECHNOLOGIES (M) SDN BHD	KUALA LUMPUR
421234	MACQUARIE TECHNOLOGY FINANCE LIMITED	IRELAND
124 335 593	*MACQUARIE TECHNOLOGY FINANCE PTY LIMITED*	*AUSTRALIA*

AUSCONO	COMPANY NAME	JURISDICTION
	MACQUARIE TECHNOLOGY HOLDINGS (MALTA) LIMITED	MALTA
080 218 846	MACQUARIE TECHNOLOGY INVESTMENTS LIMITED	AUSTRALIA
009 641 196	MACQUARIE TECHNOLOGY SERVICES PTY LTD	AUSTRALIA
080 472 751	MACQUARIE TECHNOLOGY VENTURES PTY LTD	AUSTRALIA
100 708 254	MACQUARIE TELECOMMUNICATIONS HOLDINGS PTY LTD	AUSTRALIA
008 606 782	MACQUARIE THIRTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 906	MACQUARIE THIRTY-THIRD AVIATION LEASING PTY. LIMITED	AUSTRALIA
009 642 933	MACQUARIE TOURISM & LEISURE PTY LIMITED	AUSTRALIA
	MACQUARIE TRADING SERVICES INC	UNITED STATES
1688243	MACQUARIE TREASURY FINANCE (NZ) LIMITED	NEW ZEALAND
	MACQUARIE TREASURY MANAGEMENT LTD.	BERMUDA
232767	MACQUARIE TREUVERMOEGEN GMBH	GERMANY
008 607 029	MACQUARIE TWELFTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 607 109	MACQUARIE TWENTIETH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 853	MACQUARIE TWENTY-EIGHTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 844	MACQUARIE TWENTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
115 219 988	MACQUARIE UK PROPERTY MANAGEMENT PTY LIMITED	AUSTRALIA
261723	MACQUARIE VEHICLES (NZ) LIMITED	NEW ZEALAND
HRB 56359	MACQUARIE VERWALTUNGS GMBH	GERMANY
168966	MACQUARIE WEALTH MANAGEMENT (INDIA) PRIVATE LIMITED	INDIA
117 212 763	MACT FRANCHISE PTY LIMITED	AUSTRALIA
116 209 057	MACT HOLDING COMPANY PTY LIMITED	AUSTRALIA
116 208 603	MACT NETWORK PTY LIMITED	AUSTRALIA
120 032 822	MACT RENTAL PTY LIMITED	AUSTRALIA
117 033 226	MACV NO. 1 PTY LIMITED	AUSTRALIA
006 010 500	MAIL HOLDINGS PTY LIMITED	AUSTRALIA
090 975 456	MARGIN LENDING NOMINEES PTY LIMITED	AUSTRALIA
102 964 312	MASL NO. 2 PTY LIMITED	AUSTRALIA
44918	MAYVEN INTERNATIONAL LIMITED	ENGLAND/WALES
5842104	MAYVEN UK PLC	ENGLAND/WALES
123 851 436	MBL (NOOSA) PTY LTD	AUSTRALIA
008 607 092	MBL REALTY INVESTMENT MANAGEMENT PTY. LIMITED	AUSTRALIA
001 330 132	MBL RIVER LINKS PTY LIMITED	AUSTRALIA
363941	MC CAPITAL GROUP	IRELAND
069 343 693	MC CAPITAL HOLDINGS NO.1 PTY LIMITED	AUSTRALIA
069 343 791	MC CAPITAL HOLDINGS NO.2 PTY LIMITED	AUSTRALIA
078 223 382	MCF LEASING PTY LIMITED	AUSTRALIA
SC280388	MEIF (SCOTLAND) GP LIMITED	SCOTLAND
4866246	MEIF (UK) LIMITED	ENGLAND/WALES
006 238 482	MEMNON PTY. LIMITED	AUSTRALIA
007 226 306	MENDLESHAM CORPORATION PTY. LIMITED	AUSTRALIA
084 781 555	MERIT MANAGEMENT NO.1 PTY LIMITED	AUSTRALIA
084 781 493	MERIT NO.1 PTY LIMITED	AUSTRALIA
44919	MGIG INTERNATIONAL LIMITED	UNITED KINGDOM
5841526	MGIG UK HOLDINGS LIMITED	ENGLAND/WALES
5841526	MGIG UK LIMITED	ENGLAND/WALES
	MGIG US HOLDINGS LLC	UNITED STATES
	MIF US INVESTMENT HOLDINGS LLC	UNITED STATES
	MIF US INVESTMENT PARTNERSHIP	UNITED STATES
BC0758550	MIH (ABBOTSFORD) HOLDINGS LIMITED	CANADA
BC0758549	MIH (VANCOUVER) HOLDINGS LIMITED	CANADA
	MIH BERMUDA 1 LIMITED	BERMUDA
	MIH BERMUDA 2 LIMITED	BERMUDA
	MIH LUXEMBOURG SA	LUXEMBOURG
4261848	MIHI LLC	UNITED STATES
	MIOM 2 LIMITED	ISLE OF MAN
59705	MIREF INTERNATIONAL HOLDINGS LIMITED	MAURITIUS
124 392 829	MITCHELL HEALTH PARTNERSHIP HOLDINGS PTY LIMITED	AUSTRALIA
124 393 166	MITCHELL HEALTH PARTNERSHIP PTY LIMITED	AUSTRALIA
	MJL ACE LTD	JAPAN
	MJL BAY LTD	JAPAN
	MJL COOKIE LTD	JAPAN
	MJL HAWK LTD	JAPAN
	MJL IMPULSE LTD	JAPAN
20-1702053	MMUSA WAREHOUSE NO 1 LLC	UNITED STATES
	MONGOOSE ACQUISITION LLC	UNITED STATES
103 410 297	MONGOOSE PTY LTD	AUSTRALIA
WK-133920	MONKWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
086 587 608	MONT PARK DEVELOPMENT COMPANY PTY LIMITED	AUSTRALIA
061 160 558	MQ CAPITAL PTY LIMITED	AUSTRALIA
092 552 611	MQ PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
200703288K	MQ SPECIALISED INVESTMENT MANAGEMENT (SINGAPORE) PTE. LIMITED	SINGAPORE
086 438 995	MQ SPECIALIST INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
124 335 333	MTF HOLDINGS PTY LIMITED	AUSTRALIA
117 100 615	MUSASHI INVESTOR PTY LIMITED	AUSTRALIA
001 902 165	MXMM FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
003 337 675	NANWAY NOMINEES PTY LIMITED	AUSTRALIA
	NDI NO.1 LLC	UNITED STATES
111 180 271	NEW MEDIA HOLDINGS PTY LIMITED	AUSTRALIA
079 630 803	OMNI LEISURE OPERATIONS PTY LIMITED	AUSTRALIA
092 609 428	OMNI SPORTS MANAGEMENT PTY LTD	AUSTRALIA
113 519 823	OT HOLDINGS PTY LIMITED	AUSTRALIA
071 982 244	PACIFIC RIM OPERATIONS LIMITED	AUSTRALIA
008 586 385	PARAY PTY. LIMITED	AUSTRALIA
107 805 452	PARENTS@WORK PTY LIMITED	AUSTRALIA
008 596 566	PARSEES PTY LIMITED	AUSTRALIA
180547	PASLEY INTERNATIONAL LIMITED	VIRGIN ISLANDS, BRITISH
116 467 237	PELLMAC PTY LIMITED	AUSTRALIA
6053196	PETERBOROUGH (PROGRESS HEALTH) HOLDINGS LIMITED	ENGLAND/WALES
6052726	PETERBOROUGH (PROGRESS HEALTH) NOMINEE LIMITED	ENGLAND/WALES
6054624	PETERBOROUGH (PROGRESS HEALTH) PLC	ENGLAND/WALES
115 622 449	PIB PROJECT CO A PTY LIMITED	AUSTRALIA
115 622 458	PIB PROJECT CO B PTY LIMITED	AUSTRALIA
117 100 599	PLEIADES INVESTOR PTY LIMITED	AUSTRALIA
	PLEIADES YUGEN KAISHA	JAPAN
080 106 412	POLAR FINANCE LIMITED	AUSTRALIA
079 990 588	PRINCIPLE HOLDINGS NO 2 PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
	PT MACQUARIE KONSULTAN INDONESIA	INDONESIA
09.03.1.67.21972	PT MACQUARIE SECURITIES INDONESIA	INDONESIA
111 086 705	PTK INVESTOR PTY LIMITED	AUSTRALIA
070 603 824	PUMA FINANCE LIMITED	AUSTRALIA
064 904 212	PUMA MANAGEMENT PTY LIMITED	AUSTRALIA
069 344 190	Q RENT PTY LIMITED	AUSTRALIA
5504362	RADIO UK HOLDINGS LIMITED	ENGLAND/WALES
118 472 441	RANSHAR PTY LTD	AUSTRALIA
008 606 880	REMA NOMINEES PTY. LIMITED	AUSTRALIA
054 982 106	RESIDCO PTY. LIMITED	AUSTRALIA
119 974 819	RETIREMENT VILLAGES GROUP MANAGEMENT LIMITED	AUSTRALIA
119 974 597	RETIREMENT VILLAGES GROUP R.E. LIMITED	AUSTRALIA
WK-119866	ROPEMAKER STREET INVESTMENTS LIMITED	CAYMAN ISLANDS
005 129 984	ROSS PLASTICS PTY LTD	AUSTRALIA
006 566 427	RUGARNO PTY LIMITED	AUSTRALIA
071 366 339	SANTORINI ONE PTY LIMITED	AUSTRALIA
008 597 840	SECURE AUSTRALIA MANAGEMENT PTY. LIMITED	AUSTRALIA
058 639 688	SEDULOUS INVESTMENTS PTY LIMITED	AUSTRALIA
003 484 259	SHALINA PTY LIMITED	AUSTRALIA
3100036445	SHANGHAI CHENGLI PROPERTIES CO LTD	CHINA
	SHERLOCK SECURITIES LIMITED	CAYMAN ISLANDS
008 508 030	SPAL PTY LIMITED	AUSTRALIA
075 364 064	STRUCTURED PRIME ASSET RECEIVABLES (SPARS) NO. 1 PTY LIMITEC	AUSTRALIA
113 707 216	SYDNEY WEST HOUSING PARTNERSHIP PTY LIMITED	AUSTRALIA
050 069 817	SYNDICATED ASSET MANAGEMENT PTY. LIMITED	AUSTRALIA
	TAIKANSAN KAIHATSU LIMITED	JAPAN
	TECHNOLOGY INVESTMENTS (LUXEMBOURG) S.A.R.L.	LUXEMBOURG
085 356 770	TEGENSEE PTY LIMITED	AUSTRALIA
070 142 951	TELBANE PTY LTD	AUSTRALIA
079 630 649	TEN7 PTY LIMITED	AUSTRALIA
064 721 080	TOUCHSTONE LIVING PTY LIMITED	AUSTRALIA
009 633 603	TRYPTIC PTY LIMITED	AUSTRALIA
116 908 608	UPL (BONNYRIGG) PTY LIMITED	AUSTRALIA
114 734 986	UPL (BRIBIE ISLAND) PTY LIMITED	AUSTRALIA
114 734 557	UPL (CATHERINE FIELD) PTY LIMITED	AUSTRALIA
116 908 537	UPL (KIRRA) PTY LIMITED	AUSTRALIA
113 665 455	UPL (LEOPOLD) PTY LIMITED	AUSTRALIA
115 007 915	UPL (LIVERPOOL) PTY LIMITED	AUSTRALIA
116 908 653	UPL (NO 10) PTY LIMITED	AUSTRALIA
116 908 493	UPL (NO 6) PTY LIMITED	AUSTRALIA
116 908 582	UPL (NO 7) PTY LIMITED	AUSTRALIA
116 908 635	UPL (NO 9) PTY LIMITED	AUSTRALIA
115 793 665	UPL (NSW) PTY LIMITED	AUSTRALIA
115 007 933	UPL (PORTARLINGTON) PTY LIMITED	AUSTRALIA
120 834 741	UPL (QLD) PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
085 359 833	UPL (SA) PTY LIMITED	AUSTRALIA
084 657 616	UPL (UNDERDALE) PTY LIMITED	AUSTRALIA
115 912 822	UPL (VIC) PTY LIMITED	AUSTRALIA
095 793 141	UPL (WA) PTY LTD	AUSTRALIA
115 007 755	UPL (WHITBY) PTY LIMITED	AUSTRALIA
081 119 619	UPL DEVELOPMENTS PTY LIMITED	AUSTRALIA
115 007 862	UPL MACQUARIE PTY LIMITED	AUSTRALIA
096 705 298	UPL RIVER LINKS INVESTMENTS PTY LTD	AUSTRALIA
055 500 902	UPMILL NOMINEES PTY LIMITED	AUSTRALIA
113 918 166	URBAN PACIFIC (BEROWRA) PTY LIMITED	AUSTRALIA
115 131 345	URBAN PACIFIC (FLETCHER) PTY LIMITED	AUSTRALIA
114 197 429	URBAN PACIFIC (SOMERSET) PTY LIMITED	AUSTRALIA
081 119 495	URBAN PACIFIC LIMITED	AUSTRALIA
092 034 458	URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED	AUSTRALIA
008 592 916	UTOPIA PTY LIMITED	AUSTRALIA
003 201 303	VALCORA PTY LIMITED	AUSTRALIA
080 218 622	VICWIRE PARTNERSHIP PTY LIMITED	AUSTRALIA
079 878 783	VOLATIC PTY LIMITED	AUSTRALIA
079 865 311	VOLBING PTY LIMITED	AUSTRALIA
095 793 169	VUE APARTMENTS PTY LTD	AUSTRALIA
200604119K	WARATAH AIRCRAFT LEASING PTE LTD	SINGAPORE
122 740 327	WATTLE POINT SPV PTY LIMITED	AUSTRALIA
	WILMINGTON INVESTMENT FUND NO.1 LIMITED LLC	UNITED STATES
HRA 22450	WINDKRAFT HOLLEBEN 1 GMBH & CO KG	GERMANY
	WINDPARK BIPPEN GRUNSTUCKS GMBH & CO KG	GERMANY
054 813 080	WOODROSS NOMINEES PTY. LIMITED	AUSTRALIA
002 736 423	WUXTA PTY LIMITED	AUSTRALIA
5532426	YBR FEEDER GP LIMITED	ENGLAND/WALES
MC-142957	YEUNG UK NO.1	CAYMAN ISLANDS
BC0725255	YUKON RIVER BRIDGE INVESTMENT MANAGEMENT LTD.	CANADA
002 798 503	ZELENKA PTY LIMITED	AUSTRALIA
008 644 362	ZOFFANIES PTY. LIMITED	AUSTRALIA

ANNEXURE 'B'

This is the annexure marked 'B' of 2 pages referred to in the 'Notice of initial substantial holder '.

Dennis Leong
Company Secretary, Macquarie Bank Limited
9 May 2007

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)		Number and Class of Securities		Person's votes affected
4/05/2007	MPPM	Purchase of securities	$	7.22	764,591	FP STP	764,591
3/05/2007	MLL	Purchase of securities	$	7.11	3,214	FP STP	3,214
3/05/2007	MIML	Purchase of securities	$	7.08	90	FP STP	90
3/05/2007	MIML	Purchase of securities	$	7.11	4,877	FP STP	4,877
3/05/2007	MIML	Purchase of securities	$	7.11	2,967	FP STP	2,967
3/05/2007	MIML	Purchase of securities	$	7.11	725	FP STP	725
3/05/2007	MIML	Purchase of securities	$	7.11	4,578	FP STP	4,578
3/05/2007	MIML	Purchase of securities	$	7.11	8,053	FP STP	8,053
3/05/2007	MIML	Purchase of securities	$	7.11	3,418	FP STP	3,418
30/04/2007	MIML	Purchase of securities	$	7.11	37,000	FP STP	37,000
3/05/2007	MIML	Purchase of securities	$	7.12	854	FP STP	854
3/05/2007	MIML	Purchase of securities	$	7.11	4,765	FP STP	4,765
3/05/2007	MIML	Purchase of securities	$	7.11	924	FP STP	924
3/05/2007	MIML	Purchase of securities	$	7.11	6,985	FP STP	6,985
3/05/2007	MIML	Purchase of securities	$	7.11	10,157	FP STP	10,157
3/05/2007	MIML	Purchase of securities	$	7.11	3,118	FP STP	3,118
3/05/2007	MIML	Purchase of securities	$	7.11	4,049	FP STP	4,049
3/05/2007	MIML	Purchase of securities	$	7.12	410	FP STP	410
3/05/2007	MIML	Purchase of securities	$	7.11	18,852	FP STP	18,852
3/05/2007	MIML	Purchase of securities	$	6.96	40,000	FP STP	40,000
3/05/2007	MIML	Purchase of securities	$	6.96	75,000	FP STP	75,000
3/05/2007	MIML	Purchase of securities	$	6.96	10,000	FP STP	10,000
30/04/2007	MIML	Purchase of securities	$	7.11	37,000	FP STP	37,000
30/04/2007	MIML	Purchase of securities	$	7.09	1,152	FP STP	1,152
30/04/2007	MIML	Purchase of securities	$	7.09	71,979	FP STP	71,979
30/04/2007	MIML	Purchase of securities	$	7.11	25,707	FP STP	25,707
30/04/2007	MIML	Purchase of securities	$	7.11	411	FP STP	411
3/5/2007	MBL	Purchase of securities	$	7.05	600	FP STP	600
3/5/2007	MBL	Purchase of securities	$	7.03	5,147	FP STP	5,147
3/5/2007	MBL	Purchase of securities	$	7.03	1,111	FP STP	1,111
3/5/2007	MBL	Purchase of securities	$	7.03	552	FP STP	552
3/5/2007	MBL	Purchase of securities	$	7.03	1,190	FP STP	1,190
30/4/2007	MBL	Purchase of securities	$	7.17	77	FP STP	77
4/5/2007	MBL	Purchase of securities	$	7.16	13	FP STP	13
4/5/2007	MBL	Purchase of securities	$	7.16	63	FP STP	63
4/5/2007	MBL	Purchase of securities	$	7.16	63	FP STP	63
4/5/2007	MBL	Purchase of securities	$	7.16	63	FP STP	63

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)		Number and Class of Securities		Person's votes affected
4/5/2007	MBL	Purchase of securities	$	7.15	8	FP STP	8
3/5/2007	MBL	Purchase of securities	$	7.06	12	FP STP	12
3/5/2007	MBL	Purchase of securities	$	7.06	60	FP STP	60
3/5/2007	MBL	Purchase of securities	$	7.06	60	FP STP	60
3/5/2007	MBL	Purchase of securities	$	7.06	60	FP STP	60
3/5/2007	MBL	Purchase of securities	$	7.05	8	FP STP	8
2/5/2007	MBL	Purchase of securities	$	7.04	18	FP STP	18
2/5/2007	MBL	Purchase of securities	$	7.04	75	FP STP	75
2/5/2007	MBL	Purchase of securities	$	7.04	75	FP STP	75
2/5/2007	MBL	Purchase of securities	$	7.04	75	FP STP	75
2/5/2007	MBL	Purchase of securities	$	7.00	10	FP STP	10
1/5/2007	MBL	Purchase of securities	$	7.13	4	FP STP	4
1/5/2007	MBL	Purchase of securities	$	7.13	17	FP STP	17
1/5/2007	MBL	Purchase of securities	$	7.13	17	FP STP	17
1/5/2007	MBL	Purchase of securities	$	7.13	17	FP STP	17
1/5/2007	MBL	Purchase of securities	$	7.11	2	FP STP	2
30/4/2007	MBL	Purchase of securities	$	7.17	17	FP STP	17
30/4/2007	MBL	Purchase of securities	$	7.17	70	FP STP	70
30/4/2007	MBL	Purchase of securities	$	7.17	70	FP STP	70
30/4/2007	MBL	Purchase of securities	$	7.17	70	FP STP	70
30/4/2007	MBL	Purchase of securities	$	7.17	9	FP STP	9

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group Limited

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gregory Leith Goodman
Date of last notice	11 April 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect – Gregory Goodman 12,024,666 Indirect – Goodman Group 134,088,378 Indirect – Craig Goodman 2,612,795
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gregory Goodman is a director and ultimate beneficiary of Goodman Holdings Pty Limited and Goodman Holdings Group Pty Limited (Goodman Group). The Goodman Group of Companies and their wholly owned subsidiaries hold the relevant interest in Macquarie Goodman Group. Craig Goodman is Gregory Goodman's brother.
Date of change	3 May 2007
No. of securities held prior to change	147,987,637 - stapled securities
Class	Ordinary
Number acquired	738,202 – Goodman Group
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,250,683
No. of securities held after change	148,725,839

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 738,202 Securities under the Macquarie Goodman Dividend Reinvestment Plan for the quarter end 31 March 2007.

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Patrick Ledger Goodman
Date of last notice	11 April 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Indirect – Gregory Goodman 12,024,666 Indirect – Goodman Group 134,088,378 Indirect – Craig Goodman 2,612,795
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Patrick Goodman is a director and ultimate beneficiary of Goodman Holdings Pty Limited and Goodman Holdings Group Pty Limited (Goodman Group). The Goodman Group of Companies and their wholly owned subsidiaries hold the relevant interest in Macquarie Goodman Group. Craig Goodman is Patrick Goodman's brother.
Date of change	3 May 2007
No. of securities held prior to change	147,987,637– stapled securities
Class	Ordinary
Number acquired	738,202 – Goodman Group
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,250,683
No. of securities held after change	148,725,839

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 738,202 Securities under Macquarie Goodman's Dividend Reinvestment Plan for the quarter end 31 March 2007.

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Ferrier
Date of last notice	1 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Direct – Ian Ferrier
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 May 2007
No. of securities held prior to change	4,713
Class	Ordinary
Number acquired	52
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$369.87
No. of securities held after change	4,765 stapled securities

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Stapled Securities under Macquarie Goodman's Dividend Reinvestment Plan for the quarter ended 31 March 2007

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Harkness
Date of last notice	1 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Direct – John Harkness
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 May 2007
No. of securities held prior to change	5,367
Class	Ordinary
Number acquired	59
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$419.66
No. of securities held after change	5,426 stapled securities

M/830800

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Stapled Securities under Macquarie Goodman's Dividend Reinvestment Plan for the quarter ended 31 March 2007

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Goodman Group

ACN

Macquarie Goodman Management Limited ACN 000 123 071 Macquarie Goodman Industrial Trust ARSN 091 213 839

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,840,325
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary stapled securities

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The new stapled securities rank equally with the existing stapled securities of Macquarie Goodman Group (MGQ).
5	Issue price or consideration	$7.1128 per stapled security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The MGQ stapled securities were issued under the Distribution Reinvestment Plan in respect of the distribution for the quarter ended 31 March 2007
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,692,731,692 (excluding 2,000,000 Stapled Securities subject to Securityholder approval)	Ordinary Stapled Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Not applicable	Not applicable

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Refer to section 4 above

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) X Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	.... (Company Secretary)	Date:	.... 4 May 2007
Print name:	Carl Bicego		

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Goodman

MACQUARIE

RECEIVED

2007 AUG -8 A 4:24

[illegible]

3 May 2007

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")

We confirm that Macquarie Goodman's distribution for the quarter ended 31 March 2007 was dispatched to Securityholders today (see attached). The distribution rate is 7.875 cents per security with the following estimated taxable components:

Macquarie Goodman Management Limited

No dividend payable this quarter.

Macquarie Goodman Industrial Trust

	cpu
Australian Income:	2.13574
Foreign Income:	2.45796
Interest Income:	1.93666
Concessional Capital Gains:	0.67232
Discount Capital Gains:	0.67232
Capital Gains – Other:	0.00000
Tax Deferred:	0.00000
Total:	**7.87500**

Please note that the actual taxable components will be confirmed in August 2007 following the final distribution payment for the year ending 30 June 2007.

Under the Distribution Reinvestment Plan, securities are being issued at $7.1128 (see separate Appendix 3B announcement).

Please contact the undersigned in relation to any queries.

Yours faithfully

Carl Bicego
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

3 May 2007

Dear Securityholder

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")
DISTRIBUTION FOR THE QUARTER ENDED 31 MARCH 2007

We are pleased to confirm your distribution of 7.875 cents per security for the quarter ended 31 March 2007.

Your group has experienced a productive quarter with assets under management up 5% (or $1.5 billion) to $34.9 billion. Development commencements of $485 million were achieved taking the book of active developments to $3.0 billion. Our managed funds have also delivered strong performances across the board.

On 12 April 2007, we announced the acquisition of leading UK logistics property developer, Rosemound Developments Limited ("Rosemound"), for $840 million. Rosemound's geographically diverse land bank is located in key logistics channels and hubs throughout the UK. The highly regarded management team has established relationships with key UK and European customers, providing an ideal fit for our Customer Service Model.

The acquisition adds over 1.8 million sqm to our UK development pipeline with an estimated end value of $4.1 billion. It is particularly exciting for the development of our European funds management platform and the establishment of the proposed UK logistics fund. Combined with our existing UK logistics assets, the Rosemound portfolio provides highly suitable seed assets for the proposed UK logistics fund as well as a quality pipeline of assets that can be contributed to the fund in the future.

Should you have any questions in relation to the distribution, please call our dedicated information line on 1300 723 040 (within Australia) or +61 3 9415 4000 (outside Australia) or visit our website at www.macquariegoodman.com.

Yours faithfully

Gregory Goodman
GROUP CHIEF EXECUTIVE OFFICER

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 5925
Facsimile:
(02) 8232 4437

Email Address
johanna.uy@macquarie.com

Please telephone
Johanna Uy on
(02) 8232 5925
if complete transmission
not received.

RMD Compliance

RECEIVED
2007 AUG -8 A 4:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention	Company Announcements	**Date**	2 May 2007
Company	ASX		
Fax No	1900 999 279	**Pages**	17 (incl. this page)
From	Johanna Uy	**Priority**	Routine

MACQUARIE BANK

Message

FORM 605

Attached FORM 605 re Macquarie Goodman Group (MGQ).

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

RECEIVED 2007 MAY -2 A 4:29 OFFICE OF INVESTOR CORPORATE

To	Company Name	**Macquarie Goodman Group** Level 10 60 Castlereagh Street Sydney NSW 2000
	ABN	09 213 639

1. Details of substantial holder [1]

Name	Macquarie Bank Limited ("MBL") and its controlled bodies corporate listed in Annexure A (the "MBL Group")
ACN (if applicable)	008 583 542
The holder ceased to be a substantial holder on:	27 April 2007
The previous notice was given to the company on:	17 April 2007
The previous notice was dated:	13 April 2007

2. Changes in relevant interests

The Particulars of each change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number of	and Class Securities	Person's votes affected
					Fully paid	
See	Annexure B					

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed then nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
MBL & MBL Group Entities	Controlled Entities

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL Group	C/- Level 3, 25 National Circuit, Forrest, ACT, 2603
Maquarie Bank Limited "MBL"	C/- Level 3, 25 National Circuit, Forrest, ACT, 2603
Macquarie Investment Management Limited "MIML"	C/- Level 7, 1 Martin Place, Sydney, NSW, 2000

Signature

print name Dennis Leong capacity Company Secretary

sign here [signature] date 2 May 2007

ANNEXURE 'A'

This is the annexure marked 'A' of 12 pages referred to in the 'Notice of ceasing to be a substantial holder'.

Dennis Leong
Company Secretary, Macquarie Bank Limited
2 May 2007

CONTROLLED BODIES CORPORATE

AUSCONO	COMPANY NAME	JURISDICTION
2083875	2083875 ONTARIO INC.	CANADA
6578268	6578268 CANADA INC	CANADA
124 437 574	ACCESS GP CO PTY LIMITED	AUSTRALIA
124 437 421	ACCESS LP CO PTY LIMITED	AUSTRALIA
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED	CAYMAN ISLANDS
078 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED	AUSTRALIA
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	AUSTRALIA
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	AUSTRALIA
075 176 893	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	AUSTRALIA
008 640 177	ALEATORY PTY. LIMITED	AUSTRALIA
061 119 477	ALLOCA (NO. 4) PTY. LIMITED	AUSTRALIA
	AMAZON PARTICIPACOES DO BRASIL S.A.	BRAZIL
106 608 422	AMICUS CURIAE PTY LIMITED	AUSTRALIA
078 953 607	AMT MANAGEMENT LIMITED	AUSTRALIA
WK-131747	ASHER SECURITIES LIMITED	CAYMAN ISLANDS
124 437 609	ASIAN PACIFIC PROPERTY 2007 PTY LIMITED	AUSTRALIA
097 550 519	ATM SOLUTIONS AUSTRALASIA PTY LIMITED	AUSTRALIA
093 979 223	BAO WAVE PTY LIMITED	AUSTRALIA
059 814 818	BAROSSA GE PTY LIMITED	AUSTRALIA
008 604 966	BELIKE NOMINEES PTY. LIMITED	AUSTRALIA
008 607 065	BOND STREET CUSTODIANS LIMITED	AUSTRALIA
008 606 924	BOND STREET INVESTMENTS PTY. LIMITED	AUSTRALIA
071 247 606	BOND STREET LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
004 680 004	BOSTON AUSTRALIA PTY LIMITED	AUSTRALIA
005 008 702	BOSTON LEASING PTY. LIMITED	AUSTRALIA
06091645	BRUNA MOON SL	SPAIN
88217	BUNHILL INVESTMENTS UNLIMITED	JERSEY
002 865 830	BUTTONWOOD NOMINEES PTY LIMITED	AUSTRALIA
079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	AUSTRALIA
4800336	CAPITAL METERS HOLDINGS LIMITED	ENGLAND/WALES
4800317	CAPITAL METERS LIMITED	ENGLAND/WALES
006 200 899	CASL FINANCIAL SERVICES PTY. LIMITED	AUSTRALIA
008 585 804	CENFORD PTY LIMITED	AUSTRALIA
113 484 165	CENTAURUS INVESTOR PTY LIMITED	AUSTRALIA
61681 C1/GBL	CHENGDU PROPERTY INVESTMENT LIMITED	MAURITIUS
WK-133807	CHISWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
104 331 795	COIN SOFTWARE PTY LIMITED	AUSTRALIA
002 737 868	COLDAVA PTY LIMITED	AUSTRALIA
079 775 134	CONCEPT BLUE PROPERTY PTY LTD	AUSTRALIA
071 292 647	CONNECTEAST MANAGEMENT LIMITED	AUSTRALIA
03241012	CORONA ENERGY LIMITED	UNITED KINGDOM
03241002	CORONA ENERGY RETAIL 1 LIMITED	UNITED KINGDOM
SC138229	CORONA ENERGY RETAIL 2 LIMITED	SCOTLAND
02746961	CORONA ENERGY RETAIL 3 LIMITED	UNITED KINGDOM
02798334	CORONA ENERGY RETAIL 4 LIMITED	UNITED KINGDOM
02879748	CORONA GAS MANAGEMENT LIMITED	UNITED KINGDOM
03425562	CORONA POWER MANAGEMENT LIMITED	UNITED KINGDOM
006 346 952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED	AUSTRALIA
	CYGNUS GODO KAISHA	JAPAN
WK-129317	DELANO SECURITIES LIMITED	CAYMAN ISLANDS
	DENEBOLA YUGEN KAISHA	JAPAN
29610304	DESPEN BAYLE COPENHAGEN A/S	DENMARK
5843681	DESPEN BAYLE LIMITED	UNITED KINGDOM
008 606 871	DEXIN NOMINEES PTY. LIMITED	AUSTRALIA
083 158 409	DIVCO 10 PTY LIMITED	AUSTRALIA
097 290 876	DIVCO 100 PTY LIMITED	AUSTRALIA
097 290 894	DIVCO 102 PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
097 290 901	DIVCO 103 PTY LIMITED	AUSTRALIA
097 290 938	DIVCO 106 PTY LIMITED	AUSTRALIA
097 290 956	DIVCO 108 PTY LIMITED	AUSTRALIA
097 290 072	DIVCO 114 PTY LIMITED	AUSTRALIA
083 158 436	DIVCO 12 PTY LIMITED	AUSTRALIA
101 190 603	DIVCO 120 PTY LIMITED	AUSTRALIA
101 190 612	DIVCO 121 PTY LIMITED	AUSTRALIA
101 190 621	DIVCO 122 PTY LIMITED	AUSTRALIA
101 190 630	DIVCO 123 PTY LIMITED	AUSTRALIA
101 190 701	DIVCO 128 PTY LIMITED	AUSTRALIA
101 190 667	DIVCO 129 PTY LIMITED	AUSTRALIA
101 190 676	DIVCO 130 PTY LIMITED	AUSTRALIA
105 344 956	DIVCO 137 PTY LIMITED	AUSTRALIA
105 346 049	DIVCO 139 PTY LIMITED	AUSTRALIA
105 346 549	DIVCO 147 PTY LIMITED	AUSTRALIA
083 158 463	DIVCO 15 PTY LIMITED	AUSTRALIA
105 346 567	DIVCO 156 PTY LIMITED	AUSTRALIA
110 051 664	DIVCO 157 PTY LIMITED	AUSTRALIA
105 346 521	DIVCO 158 PTY LIMITED	AUSTRALIA
101 190 578	DIVCO 161 PTY LIMITED	AUSTRALIA
097 290 885	DIVCO 163 PTY LIMITED	AUSTRALIA
097 290 965	DIVCO 167 PTY LIMITED	AUSTRALIA
083 158 490	DIVCO 17 PTY LIMITED	AUSTRALIA
083 158 516	DIVCO 18 PTY LIMITED	AUSTRALIA
083 158 534	DIVCO 19 PTY LIMITED	AUSTRALIA
083 158 301	DIVCO 2 PTY LIMITED	AUSTRALIA
083 158 589	DIVCO 21 PTY LIMITED	AUSTRALIA
083 158 623	DIVCO 23 PTY LIMITED	AUSTRALIA
083 158 650	DIVCO 24 PTY LIMITED	AUSTRALIA
083 158 669	DIVCO 26 PTY LIMITED	AUSTRALIA
083 158 703	DIVCO 28 PTY LIMITED	AUSTRALIA
083 158 712	DIVCO 29 PTY LTD	AUSTRALIA
083 158 328	DIVCO 3 PTY LIMITED	AUSTRALIA
083 158 730	DIVCO 30 PTY LIMITED	AUSTRALIA
083 158 776	DIVCO 32 PTY LIMITED	AUSTRALIA
083 158 892	DIVCO 36 PTY LIMITED	AUSTRALIA
088 347 568	DIVCO 42 PTY LIMITED	AUSTRALIA
083 159 040	DIVCO 43 PTY LIMITED	AUSTRALIA
083 159 059	DIVCO 44 PTY LIMITED	AUSTRALIA
083 159 077	DIVCO 45 PTY LIMITED	AUSTRALIA
083 159 120	DIVCO 47 PTY LIMITED	AUSTRALIA
083 159 157	DIVCO 50 PTY LIMITED	AUSTRALIA
083 159 175	DIVCO 51 PTY LIMITED	AUSTRALIA
088 347 451	DIVCO 52 PTY LIMITED	AUSTRALIA
088 347 479	DIVCO 54 PTY LIMITED	AUSTRALIA
088 347 504	DIVCO 58 PTY LIMITED	AUSTRALIA
088 347 513	DIVCO 59 PTY LIMITED	AUSTRALIA
083 158 374	DIVCO 6 PTY LIMITED	AUSTRALIA
088 347 522	DIVCO 60 PTY LIMITED	AUSTRALIA
088 347 531	DIVCO 61 PTY LIMITED	AUSTRALIA
093 601 015	DIVCO 63 PTY LIMITED	AUSTRALIA
093 601 033	DIVCO 65 PTY LIMITED	AUSTRALIA
093 601 079	DIVCO 68 PTY LIMITED	AUSTRALIA
093 601 097	DIVCO 70 PTY LIMITED	AUSTRALIA
105 343 959	DIVCO 72 PTY LIMITED	AUSTRALIA
093 601 122	DIVCO 74 PTY LIMITED	AUSTRALIA
093 601 140	DIVCO 76 PTY LIMITED	AUSTRALIA
093 601 168	DIVCO 79 PTY LIMITED	AUSTRALIA
083 158 392	DIVCO 8 PTY LIMITED	AUSTRALIA
097 289 962	DIVCO 81 PTY LIMITED	AUSTRALIA
097 289 980	DIVCO 83 PTY LIMITED	AUSTRALIA
097 290 009	DIVCO 85 PTY LIMITED	AUSTRALIA
097 290 027	DIVCO 87 PTY LIMITED	AUSTRALIA
097 290 054	DIVCO 89 PTY LIMITED	AUSTRALIA
097 290 063	DIVCO 90 PTY LIMITED	AUSTRALIA
097 290 812	DIVCO 95 PTY LIMITED	AUSTRALIA
81-0600564	DIVERSIFIED CLO INVESTMENTS NO.1 INC	UNITED STATES
109 819 418	DIVERSIFIED CMBS AUSTRALIA HOLDINGS PTY LIMITED	AUSTRALIA
094 631 964	EASTERN SEA INVESTMENTS PTY LIMITED	AUSTRALIA
118 345 332	EASTERN STATES LIMITED	AUSTRALIA
069 344 001	ELISE NOMINEES PTY LIMITED	AUSTRALIA
006 435 810	EQUITAS NOMINEES PTY. LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
114 174 211	ESCALATOR 2005 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
114 174 220	ESCALATOR 2005 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 542	ESCALATOR 2005-2 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 533	ESCALATOR 2005-2 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
120 435 841	ESCALATOR 2006 (AUSTRALIAN PROPERTY) PTY LIMITED	AUSTRALIA
111 360 528	ESCALATOR AUSTRALIAN INVESTMENT COMPANY PTY LIMITED	AUSTRALIA
111 494 574	ESCALATOR GP CO PTY LIMITED	AUSTRALIA
111 494 663	ESCALATOR INCOME NOTE CO PTY LIMITED	AUSTRALIA
111 494 487	ESCALATOR LP CO PTY LIMITED	AUSTRALIA
MC-510292	EUROPEAN FINANCIAL INVESTMENTS FUND LIMITED	CAYMAN ISLANDS
MC-150410	EUROPEAN FINANCIAL INVESTMENTS LIMITED	CAYMAN ISLANDS
559916	EVEREST ABSOLUTE RETURN II LIMITED	BRITISH VIRGIN ISLANDS
009 636 131	FELTER PTY LIMITED	AUSTRALIA
008 604 466	FOUCAULT PTY LIMITED	AUSTRALIA
20-2384759	FREMANTLE WIND HOLDINGS INC	UNITED STATES
088 928 296	FUNDCORP HOLDINGS PTY LIMITED	AUSTRALIA
106 204 882	FUNDCORP PTY LIMITED	AUSTRALIA
116 419 071	FUTURE SCHOOLS PARTNERSHIP PTY LIMITED	AUSTRALIA
008 542 685	GALANTHUS AUSTRALIA PTY LIMITED	AUSTRALIA
001 581 031	GALANTHUS LEASING PTY LIMITED	AUSTRALIA
068 104 558	GARACHINE PTY LIMITED	AUSTRALIA
054 001 400	GATESUN PTY. LIMITED	AUSTRALIA
133 289 1	GENERATOR BONDS LIMITED	NEW ZEALAND
108 026 437	GENERATOR CHARITIES AUSTRALIA PTY LIMITED	AUSTRALIA
103 116 954	GENERATOR INVESTMENTS AUSTRALIA LIMITED	AUSTRALIA
092 375 329	GIFT SECURITIES PTY LIMITED	AUSTRALIA
009 642 942	GILLMAN PTY. LIMITED	AUSTRALIA
105 819 181	GLOBAL DEBT INVESTMENTS NO.4 PTY LIMITED	AUSTRALIA
MC143292	GLOBAL STAR GP LTD	CAYMAN ISLANDS
008 604 484	GLORIOLE PTY LIMITED	AUSTRALIA
008 637 241	HAFLING PTY. LIMITED	AUSTRALIA
415492	HBEAR CO. NO.1 LIMITED	IRELAND
104 324 441	HEMISPHERE SERVICES PTY LIMITED	AUSTRALIA
000 756 010	HILLSAM NOMINEES PTY. LIMITED	AUSTRALIA
104 173 891	HUB X PTY LIMITED	AUSTRALIA
002 757 020	IDAMENEO (NO. 79) NOMINEES PTY. LIMITED	AUSTRALIA
009 642 979	INDEMCO PTY LIMITED	AUSTRALIA
65764	INFRASTRUCTURE INVESTMENT NO. 2 LTD.	CAYMAN ISLANDS
073 710 942	INFRASTRUCTURE INVESTMENTS NO 1 PTY LIMITED	AUSTRALIA
0356202	INSURANCE PAY CANADA INC	CANADA
	INVESTMENT PORTFOLIO FUNDING LLC	UNITED STATES
	INVESTMENT PORTFOLIO HOLDINGS INC	OTHER
	JAPAN AUTOMOBILE ROAD CORPORATION LIMITED	JAPAN
0199 02 036303	JIG HOLDINGS LIMITED	JAPAN
009 641 114	JUBILEE PTY. LIMITED	AUSTRALIA
008 605 070	KALLERAD PTY. LIMITED	AUSTRALIA
081 119 440	KENSINGTON BANKS PTY LIMITED	AUSTRALIA
1652751	KIDS FIRST PROPERTIES LIMITED	NEW ZEALAND
	KNIK ARM CROSSING, LLC	UNITED STATES
111 060 587	LACHLAN WEALTH MANAGEMENT LIMITED	AUSTRALIA
003 250 833	LANROD PTY LIMITED	AUSTRALIA
008 604 920	LIANA PTY. LIMITED	AUSTRALIA
117 213 064	LIVE PAYMENTS PTY LIMITED	AUSTRALIA
118 029 664	M&I DEBT INVESTMENTS PTY LIMITED	AUSTRALIA
118 029 342	M&I INVESTMENTS HOLDINGS PTY LIMITED	AUSTRALIA
080 473 025	MAC IT 2000 PTY LIMITED	AUSTRALIA
096 705 109	MACQUARIE (1 NICHOLSON STREET) NOMINEES PTY LTD	AUSTRALIA
116 308 466	MACQUARIE (171 COLLINS ST) PTY LIMITED	AUSTRALIA
115 007 817	MACQUARIE (454 COLLINS STREET) PTY LIMITED	AUSTRALIA
093 438 414	MACQUARIE (ARNCLIFFE) PTY LTD	AUSTRALIA
198500776M	MACQUARIE (ASIA) PTE LTD	SINGAPORE
116 487 031	MACQUARIE (DERRIMUT) PTY LIMITED	AUSTRALIA
200228	MACQUARIE (HK) FINANCIAL SERVICES LIMITED	HONG KONG
611405	MACQUARIE (HONG KONG) LIMITED	HONG KONG
	MACQUARIE (JAPAN) LIMITED	JAPAN
463469-W	MACQUARIE (MALAYSIA) SDN BHD	KUALA LUMPUR
110 256 418	MACQUARIE (PYRMONT) PTY LIMITED	AUSTRALIA
4196639	MACQUARIE 161, LLC	UNITED STATES
008 594 885	MACQUARIE ACCEPTANCES LIMITED	AUSTRALIA
095 180 788	MACQUARIE ADMIN SERVICES PTY LIMITED	AUSTRALIA
2000/1234/07	MACQUARIE AFRICA (PROPRIETARY) LIMITED	SOUTH AFRICA
	MACQUARIE AIRCRAFT LEASING SERVICES (UK) LIMITED	UNITED KINGDOM

AUSCONO	COMPANY NAME	JURISDICTION
075 295 760	MACQUARIE AIRPORTS MANAGEMENT LIMITED	AUSTRALIA
094 406 756	MACQUARIE ALLIANCES PTY LIMITED	AUSTRALIA
103 237 181	MACQUARIE ALTERNATIVE ASSETS MANAGEMENT LIMITED	AUSTRALIA
086 159 060	MACQUARIE ALTERNATIVE INVESTMENTS LIMITED	AUSTRALIA
010174903-3379259	MACQUARIE AMERICAS CORP	UNITED STATES
124 071 414	MACQUARIE AMERICAS HOLDINGS PTY LTD	AUSTRALIA
071 501 963	MACQUARIE ASIA HOLDINGS PTY LIMITED	AUSTRALIA
619928	MACQUARIE ASIA LIMITED	HONG KONG
	MACQUARIE ASIA PROPERTY ADVISORS LIMITED	BERMUDA
37186	MACQUARIE ASIA REAL ESTATE LIMITED	BERMUDA
105 453 638	MACQUARIE ASIA REAL ESTATE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED	VIRGIN ISLANDS, BRITISH
	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED (SINGAPORE BRANCH)	SINGAPORE
103 780 089	MACQUARIE ASIAN INVESTMENTS PTY LIMITED	AUSTRALIA
064 219 801	MACQUARIE ASSET FINANCE LIMITED	AUSTRALIA
001 263 583	MACQUARIE ASSET MANAGEMENT LIMITED	AUSTRALIA
081 706 187	MACQUARIE ASSET SERVICES LIMITED	AUSTRALIA
WK-128186	MACQUARIE AUSTRALIA COMPUTER SYSTEMS LEASING PTY LIMITED	CAYMAN ISLANDS
077 193 958	MACQUARIE AUSTRALIA FINANCE PTY LIMITED	AUSTRALIA
006 055 796	MACQUARIE AUSTRALIA INTERNATIONAL PTY LIMITED	AUSTRALIA
002 542 136	MACQUARIE AUSTRALIA LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
008 640 168	MACQUARIE AUSTRALIA MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
000 736 210	MACQUARIE AUSTRALIA PTY LIMITED	AUSTRALIA
074 453 286	MACQUARIE AUSTRALIA SECURITIES LIMITED	AUSTRALIA
008 660 811	MACQUARIE AUSTRALIA TECHNOLOGY PTY LIMITED	AUSTRALIA
121 836 191	MACQUARIE AVENIR NO. 1 PTY LIMITED	AUSTRALIA
121 836 235	MACQUARIE AVENIR NO. 2 PTY LIMITED	AUSTRALIA
075 176 733	MACQUARIE AVIATION (NO. 1) LIMITED	AUSTRALIA
368579	MACQUARIE AVIATION CAPITAL FINANCE LIMITED	IRELAND
368589	MACQUARIE AVIATION CAPITAL GROUP	IRELAND
368580	MACQUARIE AVIATION CAPITAL LIMITED	IRELAND
124 071 432	MACQUARIE B.H. PTY LTD	AUSTRALIA
008 583 542	MACQUARIE BANK LIMITED	AUSTRALIA
001 531 997	MACQUARIE BANK SUPERANNUATION PTY. LIMITED	AUSTRALIA
109 280 619	MACQUARIE BATHURST STREET PTY LIMITED	AUSTRALIA
13926	MACQUARIE BETEILIGUNGSTREUHAND GMBH	GERMANY
CNPJ 03.518.449/0001	MACQUARIE BRASIL PARTICIPACOES LTDA	BRAZIL
083 822 404	MACQUARIE BUSINESS BROKING SERVICES PTY LTD	AUSTRALIA
423532-2	MACQUARIE CANADA HOLDINGS LTD	CANADA
4265301	MACQUARIE CANADIAN INFRASTRUCTURE MANAGEMENT LIMITED	CANADA
6489800	MACQUARIE CANADIAN INVESTMENT HOLDINGS LTD.	CANADA
605377-7	MACQUARIE CAPITAL (CANADA) LTD	CANADA
	MACQUARIE CAPITAL (JAPAN) LIMITED	JAPAN
352816	MACQUARIE CAPITAL (NZ) LIMITED	NEW ZEALAND
105 777 704	MACQUARIE CAPITAL ALLIANCE MANAGEMENT LIMITED	AUSTRALIA
88464	MACQUARIE CAPITAL FUNDING (GP) LIMITED	JERSEY
110 605 724	MACQUARIE CAPITAL FUNDING (LP) PTY LIMITED	AUSTRALIA
	MACQUARIE CAPITAL FUNDING L.P.	UNITED KINGDOM
FN 215363K	MACQUARIE CAPITAL GMBH	AUSTRIA
	MACQUARIE CAPITAL KOREA CO LTD	KOREA
04242685	MACQUARIE CAPITAL LIMITED	ENGLAND/WALES
006 938 825	MACQUARIE CAPITAL MARKETS NOMINEES PTY LIMITED	AUSTRALIA
57952 C1/GBL	MACQUARIE CAPITAL MAURITIUS LIMITED	MAURITIUS
169009	MACQUARIE CAYMAN HOLDINGS 2 CO	CAYMAN ISLANDS
168347	MACQUARIE CAYMAN HOLDINGS CO	CAYMAN ISLANDS
124 022 126	MACQUARIE CHEONGNA INVESTMENT PTY LTD	AUSTRALIA
097 868 687	MACQUARIE CLO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
065 178 618	MACQUARIE CLO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
006 198 910	MACQUARIE COMMERCIAL LEASING VIC PTY. LIMITED	AUSTRALIA
05259474	MACQUARIE COMMODITIES (UK) LIMITED	ENGLAND/WALES
05259503	MACQUARIE COMMODITIES FINANCE (UK) LIMITED	ENGLAND/WALES
	MACQUARIE COMMODITIES FUND LTD	BERMUDA
066 047 738	MACQUARIE COMMUNICATIONS INFRASTRUCTURE MANAGEMENT LIMITED	AUSTRALIA
111 117 465	MACQUARIE COMMUNITY PARTNERSHIPS LIMITED	AUSTRALIA
096 629 471	MACQUARIE CONCEPT BLUE PTY LTD	AUSTRALIA
664379-5	MACQUARIE COOK ENERGY CANADA LTD	CANADA
664382-5	MACQUARIE COOK ENERGY HOLDINGS CANADA LTD	CANADA
93-1043421	MACQUARIE COOK ENERGY, LLC	UNITED STATES
	MACQUARIE COOK POWER INC	UNITED STATES

AUSCONO	COMPANY NAME	JURISDICTION
2569853	MACQUARIE CORIOLIS HOLDINGS INC	UNITED STATES
	MACQUARIE CORONA ENERGY HOLDINGS LIMITED	UNITED KINGDOM
911031568	MACQUARIE CORPORATE FINANCE (USA) INC	UNITED STATES
123 199 548	MACQUARIE CORPORATE FINANCE AUSTRALIA LIMITED	AUSTRALIA
008 606 862	MACQUARIE CORPORATE FINANCE HOLDINGS PTY LTD	AUSTRALIA
008 595 426	MACQUARIE CORPORATE FINANCE LIMITED	AUSTRALIA
20-1536178	MACQUARIE COTTON INTERNATIONAL INC	UNITED STATES
069 709 468	MACQUARIE COUNTRYWIDE MANAGEMENT LIMITED	AUSTRALIA
075 087 631	MACQUARIE DEBF PTY LIMITED	AUSTRALIA
29318190	MACQUARIE DENMARK LIMITED A/S	DENMARK
008 596 950	MACQUARIE DEPOSITS PTY. LIMITED	AUSTRALIA
102 607 616	MACQUARIE DEVELOPMENT CAPITAL II PTY LIMITED	AUSTRALIA
082 018 399	MACQUARIE DEVELOPMENT CAPITAL PTY LIMITED	AUSTRALIA
091 936 515	MACQUARIE DEVELOPMENT DIRECTION PTY LIMITED	AUSTRALIA
115 402 349	MACQUARIE DIGITAL PTY LIMITED	AUSTRALIA
084 828 473	MACQUARIE DIRECT INVESTMENT A LIMITED	AUSTRALIA
084 828 437	MACQUARIE DIRECT INVESTMENT B LIMITED	AUSTRALIA
008 607 083	MACQUARIE DIRECT INVESTMENT LIMITED	AUSTRALIA
073 623 784	MACQUARIE DIRECT PROPERTY MANAGEMENT LIMITED	AUSTRALIA
085 795 651	MACQUARIE DISTRIBUTION PTY LIMITED	AUSTRALIA
	MACQUARIE DISTRICT ENERGY MANAGEMENT INC	UNITED STATES
114 099 795	MACQUARIE DIVERSIFIED ASSET ADVISORY PTY LIMITED	AUSTRALIA
096 211 424	MACQUARIE DIVERSIFIED INVESTMENT SERVICES PTY LIMITED	AUSTRALIA
098 127 578	MACQUARIE DIVERSIFIED INVESTMENTS NO 2 PTY LTD	AUSTRALIA
098 127 569	MACQUARIE DIVERSIFIED INVESTMENTS NO 3 PTY LTD	AUSTRALIA
094 464 365	MACQUARIE DIVERSIFIED PORTFOLIO INVESTMENTS PTY LIMITED	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (EBB3) LLC	UNITED STATES
113 054 569	MACQUARIE DYNAMIC MANAGEMENT (EBB3) PTY LTD	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (USA) INC	UNITED STATES
106 197 488	MACQUARIE DYNAMIC MANAGEMENT PTY LIMITED	AUSTRALIA
2304923	MACQUARIE ELECTRONICS CONSULTING INC	UNITED STATES
383806	MACQUARIE ELECTRONICS LIMITED	IRELAND
383803	MACQUARIE ELECTRONICS REMARKETING LIMITED	IRELAND
1978834	MACQUARIE ELECTRONICS USA INC	UNITED STATES
MC-177879	MACQUARIE EMERGING MARKETS FINANCE LIMITED	CAYMAN ISLANDS
664374-4	MACQUARIE ENERGY HOLDINGS CANADA LTD	CANADA
122 300 592	MACQUARIE ENERGY HOLDINGS PTY LTD	AUSTRALIA
20-3690485	MACQUARIE ENERGY NORTH AMERICA FINANCE INC.	UNITED STATES
20-3690322	MACQUARIE ENERGY NORTH AMERICA TRADING INC.	UNITED STATES
067 299 923	MACQUARIE EQUIPMENT FINANCE PTY LTD	AUSTRALIA
112 079 258	MACQUARIE EQUIPMENT RENTALS PTY LIMITED	AUSTRALIA
485394	MACQUARIE EQUITIES (ASIA) LIMITED	HONG KONG
063 906 392	MACQUARIE EQUITIES (US) HOLDINGS PTY. LIMITED	AUSTRALIA
	MACQUARIE EQUITIES BRASIL ADMINISTRACAO DE FUNDOS E PARTICIPACAO LTDA	BRAZIL
WN 1114218	MACQUARIE EQUITIES CUSTODIANS LIMITED	NEW ZEALAND
002 574 923	MACQUARIE EQUITIES LIMITED	AUSTRALIA
WN/1007806	MACQUARIE EQUITIES NEW ZEALAND LIMITED	NEW ZEALAND
200408424K	MACQUARIE EQUITIES SERVICES SINGAPORE PTE. LTD.	SINGAPORE
001 374 572	MACQUARIE EQUITY CAPITAL MARKETS LIMITED	AUSTRALIA
	MACQUARIE ESCALATOR 2005-2 (COMMODITIES INDEX) LP	AUSTRALIA
	MACQUARIE ESCALATOR 2005-2 (EQUITIES INDEX) LP	AUSTRALIA
3704031	MACQUARIE EUROPE LIMITED	ENGLAND/WALES
114 801 464	MACQUARIE EUROPEAN FINANCIAL INVESTMENTS PTY LTD	AUSTRALIA
078 771 123	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED	AUSTRALIA
6146573	MACQUARIE EUROPEAN INVESTMENT HOLDINGS LIMITED	UNITED KINGDOM
112 017 919	MACQUARIE EUROPEAN INVESTMENTS PTY LIMITED	AUSTRALIA
116 582 524	MACQUARIE FARM ASSETS AND RESOURCES MANAGEMENT LIMITED	AUSTRALIA
086 587 635	MACQUARIE FILMED INVESTMENTS PTY LTD	AUSTRALIA
1065067	MACQUARIE FINANCE (NZ) LIMITED	NEW ZEALAND
2984767	MACQUARIE FINANCE (UK) LIMITED	ENGLAND/WALES
20-5871391	MACQUARIE FINANCE (USA) INC	UNITED STATES
	MACQUARIE FINANCE AMERICAS INC	UNITED STATES
118 817 440	MACQUARIE FINANCE HOLDINGS LIMITED	AUSTRALIA
001 214 964	MACQUARIE FINANCE LIMITED	AUSTRALIA
5645886	MACQUARIE FINANCIAL INFRASTRUCTURE ALLIANCE LIMITED	UNITED KINGDOM
155 537	MACQUARIE FINANCIAL INFRASTRUCTURE FUND	CAYMAN ISLANDS
422814-5	MACQUARIE FINANCIAL LTD	CANADA
095 135 694 .	MACQUARIE FINANCIAL PRODUCTS MANAGEMENT LIMITED	AUSTRALIA
008 606 764	MACQUARIE FIRST AVIATION LEASING PTY. LIMITED	AUSTRALIA
069 344 154	MACQUARIE FLEET LEASING PTY LIMITED	AUSTRALIA
093 752 946	MACQUARIE FORESTRY SERVICES PTY LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
113 113 214	MACQUARIE FORTRESS INVESTMENTS LIMITED	AUSTRALIA
008 607 047	MACQUARIE FOURTEENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
110 356 968	MACQUARIE FP FUNDING PTY LIMITED	AUSTRALIA
2005B04004	MACQUARIE FRANCE SARL	FRANCE
43-2082900	MACQUARIE FUND ADVISER, LLC	UNITED STATES
	MACQUARIE FUNDING HOLDINGS INC	UNITED STATES
6581935	MACQUARIE FUNDING INC	CANADA
LP00000352	MACQUARIE FUNDING LIMITED PARTNERSHIP	AUSTRALIA
20-3783039	MACQUARIE FUNDS MANAGEMENT (USA) INC.	UNITED STATES
093 177 407	MACQUARIE FUNDS MANAGEMENT HOLDINGS PTY LIMITED	AUSTRALIA
724745	MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED	HONG KONG
006 880 217	MACQUARIE FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
	MACQUARIE FUNDS MANAGEMENT SPC	CAYMAN ISLANDS
170	MACQUARIE FUTURES & OPTIONS (HONG KONG) LIMITED	HONG KONG
111631	MACQUARIE FUTURES (ASIA) LIMITED	HONG KONG
	MACQUARIE FUTURES USA INC	UNITED STATES
084 388 947	MACQUARIE GLOBAL DEBT INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
075 176 779	MACQUARIE GLOBAL DEBT INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
	MACQUARIE GLOBAL FINANCE SERVICES (MAURITIUS) LIMITED	MAURITIUS
5259497	MACQUARIE GLOBAL INVESTMENTS (UK) LIMITED	UNITED KINGDOM
110 930 964	MACQUARIE GLOBAL PROPERTY FUNDS LIMITED	AUSTRALIA
168982	MACQUARIE GLOBAL SERVICES PRIVATE LIMITED	INDIA
5822726	MACQUARIE GLOBAL UTILITY INVESTMENTS GP LIMITED	ENGLAND/WALES
5488013	MACQUARIE GP LIMITED	ENGLAND/WALES
5718600	MACQUARIE GP2 LIMITED	UNITED KINGDOM
124 071 389	MACQUARIE GROUP (US) HOLDINGS NO.1 PTY LTD	AUSTRALIA
200412291W	MACQUARIE GROUP HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
122 169 340	MACQUARIE GROUP HOLDINGS LIMITED	AUSTRALIA
124 071 405	MACQUARIE GROUP HOLDINGS NO.1 LTD	AUSTRALIA
124 071 398	MACQUARIE GROUP HOLDINGS NO.2 LTD	AUSTRALIA
124 071 478	MACQUARIE GROUP HOLDINGS NO.3 PTY LTD	AUSTRALIA
123 199 253	MACQUARIE GROUP INTERNATIONAL HOLDINGS PTY LIMITED	AUSTRALIA
122 169 279	MACQUARIE GROUP LIMITED	AUSTRALIA
245979	MACQUARIE GROUP NEW ZEALAND LIMITED	NEW ZEALAND
599031	MACQUARIE HALLWAY PROPERTY LIMITED	BRITISH VIRGIN ISLANDS
	MACQUARIE HARBOURSIDE ASSET MANAGEMENT LIMITED	CAYMAN ISLANDS
112 058 072	MACQUARIE HEALTH AND RETIREMENT PTY LIMITED	AUSTRALIA
100 509 975	MACQUARIE HEALTH HOLDINGS PTY LTD	AUSTRALIA
200703280D	MACQUARIE HOLDINGS (SINGAPORE) PTE. LTD	SINGAPORE
2428034/8809391	MACQUARIE HOLDINGS (U.S.A.) INC	UNITED STATES
116 381 634	MACQUARIE HORTICULTURAL SERVICES PTY LIMITED	AUSTRALIA
262361	MACQUARIE I.T. (NZ) LIMITED	NEW ZEALAND
421022	MACQUARIE IH IRELAND LIMITED	IRELAND
	MACQUARIE IMM INVESTMENT MANAGEMENT CO LIMITED	KOREA
991311787/3075842	MACQUARIE INC	UNITED STATES
116 548 880	MACQUARIE INCOME INVESTMENTS LIMITED	AUSTRALIA
11-90698	MACQUARIE INDIA ADVISORY SERVICES PRIVATE LIMITED	INDIA
58341	MACQUARIE INDIAN AIRPORTS ONE LIMITED	MAURITIUS
58340	MACQUARIE INDIAN AIRPORTS TWO LIMITED	MAURITIUS
071 501 918	MACQUARIE INDONESIA HOLDINGS PTY LIMITED	AUSTRALIA
077 595 012	MACQUARIE INFRASTRUCTURE DEBT MANAGEMENT LIMITED	AUSTRALIA
074 311 390	MACQUARIE INFRASTRUCTURE FUNDS MANAGEMENT LIMITED	AUSTRALIA
5755862	MACQUARIE INFRASTRUCTURE GP LIMITED	ENGLAND/WALES
170.3.028.960-5	MACQUARIE INFRASTRUCTURE HOLDINGS AG	SWITZERLAND
072 609 271	MACQUARIE INFRASTRUCTURE INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
072 652 736	MACQUARIE INFRASTRUCTURE LIMITED	AUSTRALIA
112 772 871	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED	AUSTRALIA
06823M	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED - SINGAPORE BRANCH	SINGAPORE
	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC	UNITED STATES
072 677 993	MACQUARIE INFRASTRUCTURE NO.2 LIMITED	AUSTRALIA
4339673	MACQUARIE INFRASTRUCTURE PARTNERS CANADA GP LTD	CANADA
20-4166306	MACQUARIE INFRASTRUCTURE PARTNERS INC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PARTNERS U.S GP LLC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PRIVATE TRUSTEE COMPANY LIMITED	BERMUDA
	MACQUARIE INFRASTRUKTUR MANAGEMENT GMBH	GERMANY
200505701K	MACQUARIE INSURANCE (SINGAPORE) PTE. LTD.	SINGAPORE
117767C	MACQUARIE INTERNATIONAL ADVISORY LIMITED	ISLE OF MAN
502151	MACQUARIE INTERNATIONAL CAPITAL MARKETS LIMITED	HONG KONG
092 985 263	MACQUARIE INTERNATIONAL FINANCE LIMITED	AUSTRALIA
4125302	MACQUARIE INTERNATIONAL HOLDINGS LIMITED	ENGLAND/WALES

AUSCONO	COMPANY NAME	JURISDICTION
108 590 996	MACQUARIE INTERNATIONAL INVESTMENTS PTY LIMITED	AUSTRALIA
01802574	MACQUARIE INTERNATIONAL LIMITED	ENGLAND/WALES
169002	MACQUARIE INTERNATIONAL NEW YORK PARKING CO	CAYMAN ISLANDS
078 980 668	MACQUARIE INTERNATIONAL PROPERTY SERVICES PTY. LIMITED	AUSTRALIA
169050	MACQUARIE INTERNATIONAL SC INVESTMENTS CO	CAYMAN ISLANDS
	MACQUARIE INTERNATIONAL SMALL CAP ROADS CO	CAYMAN ISLANDS
2579363	MACQUARIE INTERNATIONALE HOLDINGS LIMITED	ENGLAND/WALES
4957256	MACQUARIE INTERNATIONALE INVESTMENTS LIMITED	ENGLAND/WALES
36631	MACQUARIE INVESTMENT (HONG KONG) LIMITED	HONG KONG
0785179	MACQUARIE INVESTMENT ADVISORY (BEIJING) CO LTD	CHINA
122 939 600	MACQUARIE INVESTMENT HOLDINGS LIMITED	AUSTRALIA
WN 1114216	MACQUARIE INVESTMENT MANAGEMENT (NZ) LIMITED	NEW ZEALAND
3976881	MACQUARIE INVESTMENT MANAGEMENT (UK) LIMITED	UNITED KINGDOM
002 867 003	MACQUARIE INVESTMENT MANAGEMENT LTD	AUSTRALIA
071 745 401	MACQUARIE INVESTMENT SERVICES LIMITED	AUSTRALIA
WK-133809	MACQUARIE INVESTMENTS (SINGAPORE) LIMITED	CAYMAN ISLANDS
4104671	MACQUARIE INVESTMENTS (UK) LIMITED	ENGLAND/WALES
20-5871327	MACQUARIE INVESTMENTS (USA) INC	UNITED STATES
5582630	MACQUARIE INVESTMENTS 1 LIMITED	ENGLAND/WALES
5708696	MACQUARIE INVESTMENTS 2 LIMITED	ENGLAND/WALES
069 416 977	MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED	AUSTRALIA
74953	MACQUARIE INVESTMENTS DEUTSCHLAND GMBH	GERMANY
	MACQUARIE INVESTMENTS LLC	UNITED STATES
119 211 433	MACQUARIE INVESTORS PTY LTD	AUSTRALIA
459515-H	MACQUARIE IT SDN BHD	KUALA LUMPUR
107 147 222	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED	AUSTRALIA
107 147 188	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED	AUSTRALIA
117 560 282	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED	AUSTRALIA
0199-03-012590	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED (JAPAN BRANCH)	JAPAN
117 560 415	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED	AUSTRALIA
0199-03-012591	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED (JAPAN BRANCH)	JAPAN
	MACQUARIE JAPAN PROPERTY TRUST	AUSTRALIA
119 106 053	MACQUARIE JAQUES PTY LIMITED	AUSTRALIA
110 990 184	MACQUARIE JIN LIN PTY LIMITED	AUSTRALIA
122 774 289	MACQUARIE KEMBLE WATER HOLDINGS PTY LTD	AUSTRALIA
104-81-53531	MACQUARIE KOREA CO. LTD	KOREA
104-81-95716	MACQUARIE KOREA OPPORTUNITIES MANAGEMENT, INC.	KOREA
5487970	MACQUARIE KOREAN INVESTMENT HOLDINGS LIMITED	ENGLAND/WALES
001156	MACQUARIE LEASING (CHINA) CO LIMITED	CHINA
243880	MACQUARIE LEASING (NZ) LIMITED	NEW ZEALAND
2997799	MACQUARIE LEASING (UK) LIMITED	ENGLAND/WALES
05867292	MACQUARIE LEASING LIMITED	UNITED KINGDOM
002 675 032	MACQUARIE LEASING NSW PTY. LIMITED	AUSTRALIA
002 674 982	MACQUARIE LEASING PTY. LIMITED	AUSTRALIA
010 529 638	MACQUARIE LEASING QLD PTY. LIMITED	AUSTRALIA
105 453 834	MACQUARIE LEISURE DEVELOPMENTS LIMITED	AUSTRALIA
079 630 676	MACQUARIE LEISURE MANAGEMENT LIMITED	AUSTRALIA
002 574 914	MACQUARIE LEISURE SERVICES PTY LIMITED	AUSTRALIA
206 344	MACQUARIE LENDING NZ LIMITED	NEW ZEALAND
003 963 773	MACQUARIE LIFE LIMITED	AUSTRALIA
122 572 641	MACQUARIE LIVESTOCK COMPANY LIMITED	AUSTRALIA
564 589 8	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS 2 LIMITED	UNITED KINGDOM
5582620	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS LIMITED	ENGLAND/WALES
5582628	MACQUARIE LONDON EXCHANGE INVESTMENTS LIMITED	ENGLAND/WALES
20-5426915	MACQUARIE LONGVIEW ACQUISITIONS LLC	UNITED STATES
4986957	MACQUARIE LONGVIEW HOLDINGS INC	UNITED STATES
20-5426915	MACQUARIE LONGVIEW MIDSTREAM LLC	UNITED STATES
20-5426915	MACQUARIE LONGVIEW UPSTREAM LLC	UNITED STATES
114 174 168	MACQUARIE LP FINANCE COMPANY PTY LIMITED	AUSTRALIA
	MACQUARIE LUXEMBOURG INVESTMENT SARL	LUXEMBOURG
115 036 470	MACQUARIE MANAGED INVESTMENTS LIMITED	AUSTRALIA
116 208 354	MACQUARIE MANAGEMENT COMPANY (ISF) 3 LIMITED	AUSTRALIA
51142 C1/GBL	MACQUARIE MAURITIUS INVESTMENTS LIMITED	MAURITIUS
116 007 740	MACQUARIE MCO HOLDINGS PTY LIMITED	AUSTRALIA
3720443	MACQUARIE MDT HOLDINGS INC	UNITED STATES
108 538 218	MACQUARIE MEDIA FUND MANAGEMENT LIMITED	AUSTRALIA
115 524 019	MACQUARIE MEDIA MANAGEMENT LIMITED	AUSTRALIA
639997-5	MACQUARIE METALS AND ENERGY CAPITAL (CANADA) LTD.	CANADA
4921203	MACQUARIE METERS 1 (UK) LIMITED	ENGLAND/WALES
4920378	MACQUARIE METERS 2 (UK) LIMITED	ENGLAND/WALES
095 180 564	MACQUARIE MIDDLE EAST HOLDINGS PTY LIMITED	AUSTRALIA
115 524 028	MACQUARIE MIDDLE EAST MANAGEMENT LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
112 748 599	MACQUARIE MIDDLE EAST REAL ESTATE CAPITAL HOLDINGS PTY LTD	AUSTRALIA
51-0566317	MACQUARIE MISSISSIPPI GAS INC.	UNITED STATES
117 033 431	MACQUARIE MOORE STREET PTY LIMITED	AUSTRALIA
120 070 788	MACQUARIE MORTGAGES CANADA HOLDINGS PTY LIMITED	AUSTRALIA
057 760 175	MACQUARIE MORTGAGES PTY LIMITED	AUSTRALIA
010473882/3438695	MACQUARIE MORTGAGES USA INC	UNITED STATES
009 636 257	MACQUARIE N.T. LEASING PTY. LIMITED	AUSTRALIA
200404077D	MACQUARIE NE HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
20-3669351	MACQUARIE NEW YORK PARKING INC.	UNITED STATES
334868	MACQUARIE NEW ZEALAND LIMITED	NEW ZEALAND
418159-0	MACQUARIE NORTH AMERICA HOLDINGS LTD	CANADA
348101-8	MACQUARIE NORTH AMERICA LTD.	CANADA
393998-7	MACQUARIE NORTH AMERICA SECURITIES LTD	CANADA
107 464 620	MACQUARIE NOTE INVESTMENTS PTY LIMITED	AUSTRALIA
008 595 711	MACQUARIE NZ HOLDINGS PTY LIMITED	AUSTRALIA
117 033 637	MACQUARIE OFFICE COLLINS STREET PTY LIMITED	AUSTRALIA
006 765 206	MACQUARIE OFFICE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE OFFICE TRS SERVICES INC	UNITED STATES
	MACQUARIE ONE LIMITED	UNITED ARAB EMIRATES
002 934 705	MACQUARIE OPTIONS PTY. LIMITED	AUSTRALIA
108 538 003	MACQUARIE PARKING INFRASTRUCTURE PTY LIMITED	AUSTRALIA
111 494 172	MACQUARIE PARTNERSHIP FINANCE CO PTY LIMITED	AUSTRALIA
107 464 264	MACQUARIE PARTNERSHIP INVESTMENT HOLDINGS PTY LIMITED	AUSTRALIA
122 169 368	MACQUARIE PASTORAL MANAGEMENT LTD	AUSTRALIA
122 169 304	MACQUARIE PASTORAL SERVICES LTD	AUSTRALIA
115 251 619	MACQUARIE PAYMENTS INFRASTRUCTURE HOLDINGS PTY LIMITED	AUSTRALIA
091 666 929	MACQUARIE PHOTONICS PTY LIMITED	AUSTRALIA
093 919 727	MACQUARIE PIB MANAGEMENT PTY LIMITED	AUSTRALIA
107 464 586	MACQUARIE PORTFOLIO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
107 464 540	MACQUARIE PORTFOLIO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
078 271 226	MACQUARIE PORTFOLIO SERVICES PTY LIMITED	AUSTRALIA
20-4044600	MACQUARIE PORTS INC	UNITED STATES
423531-2	MACQUARIE POWER MANAGEMENT LTD	CANADA
200703284G	MACQUARIE PRINCIPAL (SINGAPORE) PTE. LTD	SINGAPORE
112 581 501	MACQUARIE PRINCIPAL PTY LIMITED	AUSTRALIA
082 038 328	MACQUARIE PRISM PTY LIMITED	AUSTRALIA
116 782 006	MACQUARIE PRIVATE CAPITAL MANAGEMENT LIMITED	AUSTRALIA
WN1 144 511	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT (NZ) PTY LIMITED	NEW ZEALAND
089 987 388	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
074 453 393	MACQUARIE PROJECT FINANCE PTY LIMITED	AUSTRALIA
0199-01-089825	MACQUARIE PROPERTIES JAPAN LIMITED KK	JAPAN
064 904 169	MACQUARIE PROPERTY (OBU) PTY LIMITED	AUSTRALIA
104-81-74725	MACQUARIE PROPERTY ADVISORS KOREA LTD.	KOREA
008 606 826	MACQUARIE PROPERTY CHINA PTY LIMITED	AUSTRALIA
077 727 318	MACQUARIE PROPERTY DEVELOPMENT FINANCE PTY LIMITED	AUSTRALIA
AK 840307	MACQUARIE PROPERTY FINANCE LIMITED	NEW ZEALAND
076 560 917	MACQUARIE PROPERTY FINANCE MANAGEMENT PTY LIMITED	AUSTRALIA
109 837 783	MACQUARIE PROPERTY FUNDS LIMITED	AUSTRALIA
065 678 962	MACQUARIE PROPERTY INTERNATIONAL PTY LIMITED	AUSTRALIA
105 453 736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 LIMITED	AUSTRALIA
120 957 333	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 5 LIMITED	AUSTRALIA
120 957 360	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 6 LIMITED	AUSTRALIA
088 772 203	MACQUARIE PROPERTY INVESTMENT MANAGEMENT HOLDINGS LIMITED	AUSTRALIA
124 282 384	MACQUARIE PUZZLE NO.1 PTY LIMITED	AUSTRALIA
124 282 319	MACQUARIE PUZZLE NO.2 PTY LIMITED	AUSTRALIA
124 683 218	MACQUARIE PUZZLE NO.3 PTY LIMITED	AUSTRALIA
124 683 174	MACQUARIE PUZZLE NO.4 PTY LIMITED	AUSTRALIA
124 683 147	MACQUARIE PUZZLE NO.5 PTY LIMITED	AUSTRALIA
124 683 110	MACQUARIE PUZZLE NO.6 PTY LIMITED	AUSTRALIA
113 621 024	MACQUARIE QUEEN STREET PTY LIMITED	AUSTRALIA
20-3609362	MACQUARIE RAIL INC.	UNITED STATES
6474756	MACQUARIE RAIL LIMITED	CANADA
115 220 123	MACQUARIE READING PTY LIMITED	AUSTRALIA
823285	MACQUARIE REAL ESTATE ASIA LIMITED	HONG KONG
095 918 068	MACQUARIE REAL ESTATE ASIA NOMINEES PTY LIMITED	AUSTRALIA
5778777	MACQUARIE REAL ESTATE EUROPE LIMITED	ENGLAND/WALES
1259575	MACQUARIE REAL ESTATE FINANCE CONSULTING INC	UNITED STATES
22-3845767	MACQUARIE REAL ESTATE FINANCE INC	UNITED STATES
20-5331405	MACQUARIE REAL ESTATE HOLDINGS INC	UNITED STATES
981422025-2920528	MACQUARIE REAL ESTATE INC	UNITED STATES

AUSCONO	COMPANY NAME	JURISDICTION
114 018 370	MACQUARIE REAL ESTATE INVESTMENTS PTY LIMITED	AUSTRALIA
058 056 616	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (ACT) PTY LIMITED	AUSTRALIA
003 420 460	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (NSW) PTY. LIMITED	AUSTRALIA
010 795 794	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (QLD) PTY LIMITED	AUSTRALIA
123 021 812	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (SA) PTY LIMITED	AUSTRALIA
123 021 938	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (TAS) PTY LIMITED	AUSTRALIA
005 996 725	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (VIC) PTY LIMITED	AUSTRALIA
079 672 450	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (WA) PTY LIMITED	AUSTRALIA
119 898 038	MACQUARIE REAL ESTATE MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
200509669E	MACQUARIE REAL ESTATE SINGAPORE PTE LIMITED	SINGAPORE
102 368 052	MACQUARIE REALTY SERVICES AUSTRALIA PTY LIMITED	AUSTRALIA
4535338	MACQUARIE REGIONAL SHAREHOLDINGS (UK) LIMITED	ENGLAND/WALES
112 147 350	MACQUARIE RENEWABLES HOLDINGS PTY LIMITED	AUSTRALIA
112 588 664	MACQUARIE RENEWABLES MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE RESOURCE CAPITAL CANADA LTD	CANADA
37450	MACQUARIE RG INVESTMENTS LIMITED	BERMUDA
006 219 852	MACQUARIE RISK ADVISORY SERVICES LIMITED	AUSTRALIA
003 898 413	MACQUARIE RISK MANAGEMENT ADVISORY PTY LIMITED	AUSTRALIA
119 105 896	MACQUARIE ROBINSONS PTY LIMITED	AUSTRALIA
121 066 493	MACQUARIE RPD HOLDINGS PTY LTD	AUSTRALIA
20-4436523	MACQUARIE SC INVESTMENTS INC	UNITED STATES
083 287 032	MACQUARIE SCIENCE HOLDINGS PTY LIMITED	AUSTRALIA
199704430K	MACQUARIE SECURITIES (ASIA) PTE LIMITED	SINGAPORE
002 832 126	MACQUARIE SECURITIES (AUSTRALIA) LIMITED	AUSTRALIA
418160-3	MACQUARIE SECURITIES (CANADA) LTD	CANADA
11-89592	MACQUARIE SECURITIES (INDIA) PRIVATE LIMITED	INDIA
MC - 134609	MACQUARIE SECURITIES (JAPAN) LIMITED	CAYMAN ISLANDS
15184/2070	MACQUARIE SECURITIES (MAURITIUS) LIMITED	MAURITIUS
1748511	MACQUARIE SECURITIES (NEW ZEALAND) LIMITED	NEW ZEALAND
180496	MACQUARIE SECURITIES (PHILIPPINES) INC	PHILIPPINES
198702912C	MACQUARIE SECURITIES (SINGAPORE) PTE LIMITED	SINGAPORE
2382080/8809385	MACQUARIE SECURITIES (USA) INC	UNITED STATES
104-81-99444	MACQUARIE SECURITIES KOREA LIMITED	KOREA
135973	MACQUARIE SECURITIES LIMITED	HONG KONG
003 435 443	MACQUARIE SECURITIES MANAGEMENT PTY LIMITED	AUSTRALIA
2006/023546/07	MACQUARIE SECURITIES SOUTH AFRICA LIMITED	SOUTH AFRICA
641342	MACQUARIE SECURITISATION (HONG KONG) LIMITED	HONG KONG
075 289 002	MACQUARIE SECURITISATION (OBU) PTY LIMITED	AUSTRALIA
003 297 336	MACQUARIE SECURITISATION LIMITED	AUSTRALIA
20- 1702053	MACQUARIE SECURITIZATION USA LLC	UNITED STATES
496224	MACQUARIE SERVICES (HONG KONG) LIMITED	HONG KONG
200513362E	MACQUARIE SERVICES SINGAPORE PTE LIMITED	SINGAPORE
096 705 341	MACQUARIE SOUTH KINGSCLIFF PTY LIMITED	AUSTRALIA
B84472539	MACQUARIE SPAIN S.L.	SPAIN
	MACQUARIE SPECIALISED ASSET MANAGEMENT (BERMUDA) LIMITED	BERMUDA
075 295 608	MACQUARIE SPECIALISED ASSET MANAGEMENT 2 LIMITED	AUSTRALIA
087 382 965	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED	AUSTRALIA
418161-1	MACQUARIE SPECIALIZED FINANCING LTD	CANADA
065 747 417	MACQUARIE STRUCTURED PRODUCTS (INTERNATIONAL) LIMITED	AUSTRALIA
583316	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED	BRITISH VIRGIN ISLANDS
008 607 074	MACQUARIE STRUCTURED PRODUCTS AUSTRALIA LIMITED	AUSTRALIA
008 607 038	MACQUARIE SWAN STREET PTY LIMITED	AUSTRALIA
092 034 403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD	AUSTRALIA
092 034 485	MACQUARIE SYNDICATE NOMINEE PTY LTD	AUSTRALIA
069 344 289	MACQUARIE SYNDICATION (NO. 22) PTY. LIMITED	AUSTRALIA
069 344 387	MACQUARIE SYNDICATION (NO. 23) PTY. LIMITED	AUSTRALIA
062 060 879	MACQUARIE SYNDICATION (NO. 7) PTY. LIMITED	AUSTRALIA
065 309 033	MACQUARIE SYNDICATION (NO.12) PTY LIMITED	AUSTRALIA
392769-T	MACQUARIE TECHNOLOGIES (M) SDN BHD	KUALA LUMPUR
421234	MACQUARIE TECHNOLOGY FINANCE LIMITED	IRELAND
124 335 593	MACQUARIE TECHNOLOGY FINANCE PTY LIMITED	AUSTRALIA
	MACQUARIE TECHNOLOGY HOLDINGS (MALTA) LIMITED	MALTA
080 218 846	MACQUARIE TECHNOLOGY INVESTMENTS LIMITED	AUSTRALIA
009 641 196	MACQUARIE TECHNOLOGY SERVICES PTY LTD	AUSTRALIA
080 472 751	MACQUARIE TECHNOLOGY VENTURES PTY LTD	AUSTRALIA
100 708 254	MACQUARIE TELECOMMUNICATIONS HOLDINGS PTY LTD	AUSTRALIA
008 608 782	MACQUARIE THIRTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 608 906	MACQUARIE THIRTY-THIRD AVIATION LEASING PTY. LIMITED	AUSTRALIA
009 642 933	MACQUARIE TOURISM & LEISURE PTY LIMITED	AUSTRALIA
	MACQUARIE TRADING SERVICES INC	UNITED STATES
1888243	MACQUARIE TREASURY FINANCE (NZ) LIMITED	NEW ZEALAND
	MACQUARIE TREASURY MANAGEMENT LTD.	BERMUDA

AUSCONO	COMPANY NAME	JURISDICTION
232767	MACQUARIE TREUVERMOEGEN GMBH	GERMANY
008 607 029	MACQUARIE TWELFTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 607 109	MACQUARIE TWENTIETH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 853	MACQUARIE TWENTY-EIGHTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 844	MACQUARIE TWENTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
115 219 988	MACQUARIE UK PROPERTY MANAGEMENT PTY LIMITED	AUSTRALIA
261723	MACQUARIE VEHICLES (NZ) LIMITED	NEW ZEALAND
HRB 56359	MACQUARIE VERWALTUNGS GMBH	GERMANY
168966	MACQUARIE WEALTH MANAGEMENT (INDIA) PRIVATE LIMITED	INDIA
117 212 763	MACT FRANCHISE PTY LIMITED	AUSTRALIA
116 209 057	MACT HOLDING COMPANY PTY LIMITED	AUSTRALIA
116 208 603	MACT NETWORK PTY LIMITED	AUSTRALIA
120 032 822	MACT RENTAL PTY LIMITED	AUSTRALIA
117 033 226	MACV NO. 1 PTY LIMITED	AUSTRALIA
006 010 500	MAIL HOLDINGS PTY LIMITED	AUSTRALIA
090 975 456	MARGIN LENDING NOMINEES PTY LIMITED	AUSTRALIA
102 964 312	MASL NO. 2 PTY LIMITED	AUSTRALIA
44918	MAYVEN INTERNATIONAL LIMITED	ENGLAND/WALES
5842104	MAYVEN UK PLC	ENGLAND/WALES
123 851 436	MBL (NOOSA) PTY LTD	AUSTRALIA
008 607 092	MBL REALTY INVESTMENT MANAGEMENT PTY. LIMITED	AUSTRALIA
001 330 132	MBL RIVER LINKS PTY LIMITED	AUSTRALIA
383941	MC CAPITAL GROUP	IRELAND
069 343 693	MC CAPITAL HOLDINGS NO.1 PTY LIMITED	AUSTRALIA
069 343 791	MC CAPITAL HOLDINGS NO.2 PTY LIMITED	AUSTRALIA
078 223 382	MCF LEASING PTY LIMITED	AUSTRALIA
SC280388	MEIF (SCOTLAND) GP LIMITED	SCOTLAND
4866246	MEIF (UK) LIMITED	ENGLAND/WALES
006 238 482	MEMNON PTY. LIMITED	AUSTRALIA
007 226 306	MENDLESHAM CORPORATION PTY. LIMITED	AUSTRALIA
084 781 555	MERIT MANAGEMENT NO.1 PTY LIMITED	AUSTRALIA
084 781 493	MERIT NO.1 PTY LIMITED	AUSTRALIA
44919	MGIG INTERNATIONAL LIMITED	UNITED KINGDOM
5841526	MGIG UK HOLDINGS LIMITED	ENGLAND/WALES
5841526	MGIG UK LIMITED	ENGLAND/WALES
	MGIG US HOLDINGS LLC	UNITED STATES
	MIF US INVESTMENT HOLDINGS LLC	UNITED STATES
	MIF US INVESTMENT PARTNERSHIP	UNITED STATES
BC0758550	MIH (ABBOTSFORD) HOLDINGS LIMITED	CANADA
BC0758549	MIH (VANCOUVER) HOLDINGS LIMITED	CANADA
	MIH BERMUDA 1 LIMITED	BERMUDA
	MIH BERMUDA 2 LIMITED	BERMUDA
	MIH LUXEMBOURG SA	LUXEMBOURG
4261648	MIHI LLC	UNITED STATES
	MIOM 2 LIMITED	ISLE OF MAN
59705	MIREF INTERNATIONAL HOLDINGS LIMITED	MAURITIUS
124 392 829	MITCHELL HEALTH PARTNERSHIP HOLDINGS PTY LIMITED	AUSTRALIA
124 393 166	MITCHELL HEALTH PARTNERSHIP PTY LIMITED	AUSTRALIA
	MJL ACE LTD	JAPAN
	MJL BAY LTD	JAPAN
	MJL COOKIE LTD	JAPAN
	MJL HAWK LTD	JAPAN
	MJL IMPULSE LTD	JAPAN
20-1702063	MMUSA WAREHOUSE NO 1 LLC	UNITED STATES
	MONGOOSE ACQUISITION LLC	UNITED STATES
103 410 297	MONGOOSE PTY LTD	AUSTRALIA
WK-133920	MONKWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
086 587 608	MONT PARK DEVELOPMENT COMPANY PTY LIMITED	AUSTRALIA
061 160 558	MQ CAPITAL PTY LIMITED	AUSTRALIA
092 552 611	MQ PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
200703288K	MQ SPECIALISED INVESTMENT MANAGEMENT (SINGAPORE) PTE. LIMITED	SINGAPORE
086 438 995	MQ SPECIALIST INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
124 335 333	MTF HOLDINGS PTY LIMITED	AUSTRALIA
117 100 615	MUSASHI INVESTOR PTY LIMITED	AUSTRALIA
001 902 165	MXMM FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
003 337 675	NANWAY NOMINEES PTY LIMITED	AUSTRALIA
	NDI NO.1 LLC	UNITED STATES
111 180 271	NEW MEDIA HOLDINGS PTY LIMITED	AUSTRALIA
079 630 603	OMNI LEISURE OPERATIONS PTY LIMITED	AUSTRALIA
092 609 428	OMNI SPORTS MANAGEMENT PTY LTD	AUSTRALIA
113 519 823	OT HOLDINGS PTY LIMITED	AUSTRALIA
071 982 244	PACIFIC RIM OPERATIONS LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
008 586 365	PARAY PTY. LIMITED	AUSTRALIA
107 805 452	PARENTS@WORK PTY LIMITED	AUSTRALIA
008 596 656	PARSEES PTY LIMITED	AUSTRALIA
180547	PASLEY INTERNATIONAL LIMITED	VIRGIN ISLANDS, BRITISH
116 467 237	PELLMAC PTY LIMITED	AUSTRALIA
8053196	PETERBOROUGH (PROGRESS HEALTH) HOLDINGS LIMITED	ENGLAND/WALES
8052726	PETERBOROUGH (PROGRESS HEALTH) NOMINEE LIMITED	ENGLAND/WALES
6054824	PETERBOROUGH (PROGRESS HEALTH) PLC	ENGLAND/WALES
115 622 449	PIB PROJECT CO A PTY LIMITED	AUSTRALIA
115 622 458	PIB PROJECT CO B PTY LIMITED	AUSTRALIA
117 100 599	PLEIADES INVESTOR PTY LIMITED	AUSTRALIA
	PLEIADES YUGEN KAISHA	JAPAN
080 108 412	POLAR FINANCE LIMITED	AUSTRALIA
079 990 588	PRINCIPLE HOLDINGS NO 2 PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
	PT MACQUARIE KONSULTAN INDONESIA	INDONESIA
09.03.1.67.21972	PT MACQUARIE SECURITIES INDONESIA	INDONESIA
111 086 705	PTK INVESTOR PTY LIMITED	AUSTRALIA
070 603 824	PUMA FINANCE LIMITED	AUSTRALIA
064 904 212	PUMA MANAGEMENT PTY LIMITED	AUSTRALIA
069 344 190	Q RENT PTY LIMITED	AUSTRALIA
5504362	RADIO UK HOLDINGS LIMITED	ENGLAND/WALES
116 472 441	RANSHAR PTY LTD	AUSTRALIA
008 606 880	REMA NOMINEES PTY. LIMITED	AUSTRALIA
054 982 106	RESIDCO PTY. LIMITED	AUSTRALIA
119 974 819	RETIREMENT VILLAGES GROUP MANAGEMENT LIMITED	AUSTRALIA
119 974 597	RETIREMENT VILLAGES GROUP R.E. LIMITED	AUSTRALIA
WK-119866	ROPEMAKER STREET INVESTMENTS LIMITED	CAYMAN ISLANDS
005 129 984	ROSS PLASTICS PTY LTD	AUSTRALIA
006 566 427	RUGARNO PTY LIMITED	AUSTRALIA
071 366 339	SANTORINI ONE PTY LIMITED	AUSTRALIA
008 597 840	SECURE AUSTRALIA MANAGEMENT PTY. LIMITED	AUSTRALIA
058 639 688	SEDULOUS INVESTMENTS PTY LIMITED	AUSTRALIA
003 484 259	SHALINA PTY LIMITED	AUSTRALIA
3100036445	SHANGHAI CHENGLI PROPERTIES CO LTD	CHINA
	SHERLOCK SECURITIES LIMITED	CAYMAN ISLANDS
008 508 030	SPAL PTY LIMITED	AUSTRALIA
075 364 064	STRUCTURED PRIME ASSET RECEIVABLES (SPARS) NO. 1 PTY LIMITED	AUSTRALIA
113 707 216	SYDNEY WEST HOUSING PARTNERSHIP PTY LIMITED	AUSTRALIA
050 069 817	SYNDICATED ASSET MANAGEMENT PTY. LIMITED	AUSTRALIA
	TAIKANSAN KAIHATSU LIMITED	JAPAN
	TECHNOLOGY INVESTMENTS (LUXEMBOURG) S.A.R.L.	LUXEMBOURG
085 358 770	TEGENSEE PTY LIMITED	AUSTRALIA
070 142 951	TELBANE PTY LTD	AUSTRALIA
079 630 649	TEN7 PTY LIMITED	AUSTRALIA
064 721 080	TOUCHSTONE LIVING PTY LIMITED	AUSTRALIA
009 633 603	TRYPTIC PTY LIMITED	AUSTRALIA
116 908 608	UPL (BONNYRIGG) PTY LIMITED	AUSTRALIA
114 734 986	UPL (BRIBIE ISLAND) PTY LIMITED	AUSTRALIA
114 734 557	UPL (CATHERINE FIELD) PTY LIMITED	AUSTRALIA
116 908 537	UPL (KIRRA) PTY LIMITED	AUSTRALIA
113 865 455	UPL (LEOPOLD) PTY LIMITED	AUSTRALIA
115 007 915	UPL (LIVERPOOL) PTY LIMITED	AUSTRALIA
116 908 653	UPL (NO 10) PTY LIMITED	AUSTRALIA
116 908 493	UPL (NO 6) PTY LIMITED	AUSTRALIA
116 908 582	UPL (NO 7) PTY LIMITED	AUSTRALIA
116 908 635	UPL (NO 9) PTY LIMITED	AUSTRALIA
115 793 685	UPL (NSW) PTY LIMITED	AUSTRALIA
115 007 933	UPL (PORTARLINGTON) PTY LIMITED	AUSTRALIA
120 934 741	UPL (QLD) PTY LIMITED	AUSTRALIA
085 359 833	UPL (SA) PTY LIMITED	AUSTRALIA
084 657 616	UPL (UNDERDALE) PTY LIMITED	AUSTRALIA
115 912 822	UPL (VIC) PTY LIMITED	AUSTRALIA
095 793 141	UPL (WA) PTY LTD	AUSTRALIA
115 007 755	UPL (WHITBY) PTY LIMITED	AUSTRALIA
081 119 619	UPL DEVELOPMENTS PTY LIMITED	AUSTRALIA
115 007 862	UPL MACQUARIE PTY LIMITED	AUSTRALIA
096 705 298	UPL RIVER LINKS INVESTMENTS PTY LTD	AUSTRALIA
055 600 902	UPMILL NOMINEES PTY LIMITED	AUSTRALIA
113 918 166	URBAN PACIFIC (BEROWRA) PTY LIMITED	AUSTRALIA
115 131 345	URBAN PACIFIC (FLETCHER) PTY LIMITED	AUSTRALIA
114 197 429	URBAN PACIFIC (SOMERSET) PTY LIMITED	AUSTRALIA
081 119 495	URBAN PACIFIC LIMITED	AUSTRALIA

AUSCONO	COMPANY NAME	JURISDICTION
092 034 458	URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED	AUSTRALIA
008 592 916	UTOPIA PTY LIMITED	AUSTRALIA
003 201 303	VALCORA PTY LIMITED	AUSTRALIA
080 218 622	VICWIRE PARTNERSHIP PTY LIMITED	AUSTRALIA
079 878 783	VOLATIC PTY LIMITED	AUSTRALIA
079 885 311	VOLBING PTY LIMITED	AUSTRALIA
095 793 169	VUE APARTMENTS PTY LTD	AUSTRALIA
200604119K	WARATAH AIRCRAFT LEASING PTE LTD	SINGAPORE
122 740 327	WATTLE POINT SPV PTY LIMITED	AUSTRALIA
	WILMINGTON INVESTMENT FUND NO.1 LIMITED LLC	UNITED STATES
HRA 22450	WINDKRAFT HOLLEBEN 1 GMBH & CO KG	GERMANY
	WINDPARK BIPPEN GRUNSTUCKS GMBH & CO KG	GERMANY
054 813 080	WOODROSS NOMINEES PTY. LIMITED	AUSTRALIA
002 736 423	WUXTA PTY LIMITED	AUSTRALIA
5532428	YBR FEEDER GP LIMITED	ENGLAND/WALES
MC-142957	YEUNG UK NO.1	CAYMAN ISLANDS
BC0725255	YUKON RIVER BRIDGE INVESTMENT MANAGEMENT LTD.	CANADA
002 798 503	ZELENKA PTY LIMITED	AUSTRALIA
008 644 362	ZOFFANIES PTY. LIMITED	AUSTRALIA

ANNEXURE 'B'

This is the annexure marked 'B' of 3 pages referred to in the 'Notice of ceasing to be a substantial holder'.

Dennis Leong
Company Secretary, Macquarie Bank Limited
2 May 2007

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change per security (7)		Number and class of securities		Person's votes affected
27/4/2007	MBL	Purchase of securities	$	7.19	90	FP STP	90
27/4/2007	MBL	Purchase of securities	$	7.19	3	FP STP	3
27/4/2007	MBL	Purchase of securities	$	7.06	3,000	FP STP	3,000
27/4/2007	MBL	Sale of securities	$	7.08	1,335	FP STP	1,335
27/4/2007	MBL	Sale of securities	$	7.08	301	FP STP	301
27/4/2007	MBL	Sale of securities	$	7.08	65	FP STP	65
27/4/2007	MBL	Sale of securities	$	7.08	1,246	FP STP	1,246
27/4/2007	MBL	Sale of securities	$	7.08	53	FP STP	53
26/4/2007	MBL	Sale of securities	$	7.21	638	FP STP	638
26/4/2007	MBL	Sale of securities	$	7.21	1,048	FP STP	1,048
26/4/2007	MBL	Sale of securities	$	7.21	400	FP STP	400
26/4/2007	MBL	Sale of securities	$	7.21	925	FP STP	925
26/4/2007	MBL	Sale of securities	$	7.22	2,269	FP STP	2,269
26/4/2007	MBL	Sale of securities	$	7.24	1,167	FP STP	1,167
26/4/2007	MBL	Sale of securities	$	7.18	1,349	FP STP	1,349
26/4/2007	MBL	Sale of securities	$	7.18	200	FP STP	200
26/4/2007	MBL	Sale of securities	$	7.19	851	FP STP	851
26/4/2007	MBL	Sale of securities	$	7.19	1,749	FP STP	1,749
26/4/2007	MBL	Sale of securities	$	7.19	1,200	FP STP	1,200
26/4/2007	MBL	Sale of securities	$	7.23	491	FP STP	491
26/4/2007	MBL	Sale of securities	$	7.25	323	FP STP	323
24/4/2007	MBL	Sale of securities	$	7.13	1,187	FP STP	1,187
24/4/2007	MBL	Sale of securities	$	7.12	2,352	FP STP	2,352
24/4/2007	MBL	Sale of securities	$	7.09	2,311	FP STP	2,311
24/4/2007	MBL	Sale of securities	$	7.09	2,908	FP STP	2,908
24/4/2007	MBL	Sale of securities	$	7.10	800	FP STP	800
24/4/2007	MBL	Sale of securities	$	7.09	2,311	FP STP	2,311
24/4/2007	MBL	Sale of securities	$	7.06	494	FP STP	494
23/4/2007	MBL	Purchase of securities	$	7.28	373	FP STP	373
23/4/2007	MBL	Purchase of securities	$	7.27	1,469	FP STP	1,469

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change per security (7)	Number and class of securities		Person's votes affected
23/4/2007	MBL	Purchase of securities	$ 7.27	990	FP STP	990
23/4/2007	MBL	Purchase of securities	$ 7.30	539	FP STP	539
23/4/2007	MBL	Purchase of securities	$ 7.30	1,597	FP STP	1,597
23/4/2007	MBL	Purchase of securities	$ 7.32	2,231	FP STP	2,231
23/4/2007	MBL	Purchase of securities	$ 7.33	2,233	FP STP	2,233
23/4/2007	MBL	Purchase of securities	$ 7.33	2,233	FP STP	2,233
23/4/2007	MBL	Purchase of securities	$ 7.33	466	FP STP	466
23/4/2007	MBL	Sale of securities	$ 7.09	1,000	FP STP	1,000
20/4/2007	MBL	Purchase of securities	$ 7.33	1,741	FP STP	1,741
20/4/2007	MBL	Purchase of securities	$ 7.33	3,688	FP STP	3,688
20/4/2007	MBL	Purchase of securities	$ 7.33	946	FP STP	946
20/4/2007	MBL	Purchase of securities	$ 7.32	2,306	FP STP	2,306
20/4/2007	MBL	Purchase of securities	$ 7.32	1,382	FP STP	1,382
20/4/2007	MBL	Purchase of securities	$ 7.30	1,741	FP STP	1,741
20/4/2007	MBL	Purchase of securities	$ 7.30	492	FP STP	492
19/4/2007	MBL	Purchase of securities	$ 7.30	2,729	FP STP	2,729
19/4/2007	MBL	Purchase of securities	$ 7.28	1,716	FP STP	1,716
19/4/2007	MBL	Purchase of securities	$ 7.28	3,704	FP STP	3,704
19/4/2007	MBL	Purchase of securities	$ 7.28	1,629	FP STP	1,629
19/4/2007	MBL	Purchase of securities	$ 7.28	2,075	FP STP	2,075
19/4/2007	MBL	Purchase of securities	$ 7.25	494	FP STP	494
19/4/2007	MBL	Sale of securities	$ 7.25	856	FP STP	856
18/4/2007	MBL	Purchase of securities	$ 7.28	726	FP STP	726
18/4/2007	MBL	Purchase of securities	$ 7.28	3,622	FP STP	3,622
18/4/2007	MBL	Purchase of securities	$ 7.28	3,322	FP STP	3,322
18/4/2007	MBL	Purchase of securities	$ 7.28	300	FP STP	300
18/4/2007	MBL	Purchase of securities	$ 7.24	3,622	FP STP	3,622
18/4/2007	MBL	Purchase of securities	$ 7.24	483	FP STP	483
18/4/2007	MBL	Sale of securities	$ 7.39	271	FP STP	271
18/4/2007	MBL	Sale of securities	$ 7.39	1,901	FP STP	1,901
18/4/2007	MBL	Sale of securities	$ 7.39	1,939	FP STP	1,939
18/4/2007	MBL	Sale of securities	$ 7.39	3,045	FP STP	3,045
18/4/2007	MBL	Sale of securities	$ 7.39	1,844	FP STP	1,844
17/4/2007	MBL	Purchase of securities	$ 7.25	722	FP STP	722
17/4/2007	MBL	Purchase of securities	$ 7.25	3,606	FP STP	3,606
17/4/2007	MBL	Purchase of securities	$ 7.25	3,606	FP STP	3,606
17/4/2007	MBL	Purchase of securities	$ 7.25	3,606	FP STP	3,606

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change per security (7)	Number and class of securities		Person's votes affected
17/4/2007	MBL	Purchase of securities	$ 7.25	481	FP STP	481
16/4/2007	MBL	Purchase of securities	$ 7.19	368	FP STP	368
16/4/2007	MBL	Purchase of securities	$ 7.19	3,000	FP STP	3,000
16/4/2007	MBL	Purchase of securities	$ 7.19	8,065	FP STP	8,065
16/4/2007	MBL	Purchase of securities	$ 7.19	141	FP STP	141
16/4/2007	MBL	Purchase of securities	$ 7.19	335	FP STP	335
27/04/2007	MIML	Sale of securities	$ 7.11	310,000	FP STP	310,000
26/04/2007	MIML	Purchase of securities	$ 7.18	47,489	FP STP	47,489
26/04/2007	MIML	Sale of securities	$ 7.18	9,479	FP STP	9,479
26/04/2007	MIML	Sale of securities	$ 7.20	124,286	FP STP	124,286
24/04/2007	MIML	Sale of securities	$ 7.23	9,400	FP STP	9,400
24/04/2007	MIML	Sale of securities	$ 7.19	2,130	FP STP	2,130
20/04/2007	MIML	Sale of securities	$ 7.23	190,000	FP STP	190,000
20/04/2007	MIML	Sale of securities	$ 7.02	48,763	FP STP	48,763
20/04/2007	MIML	Sale of securities	$ 7.22	1,237	FP STP	1,237
20/04/2007	MIML	Sale of securities	$ 7.20	571,311	FP STP	571,311
19/04/2007	MIML	Sale of securities	$ 7.23	194,193	FP STP	194,193
18/04/2007	MIML	Purchase of securities	$ 7.37	470,000	FP STP	470,000
18/04/2007	MIML	Purchase of securities	$ 7.28	26,508	FP STP	25,508
18/04/2007	MIML	Sale of securities	$ 7.35	33,655	FP STP	33,655
18/04/2007	MIML	Sale of securities	$ 7.31	26,508	FP STP	25,508
26/04/2007	MBL	Repay securities	$ 4.60	2,300	FP STP	2,300
26/04/2007	MBL	Repay securities	$ 4.60	139,479	FP STP	139,479
26/04/2007	MBL	Repay securities	$ 4.60	174	FP STP	174
23/04/2007	MBL	Borrow securities	$ 7.61	70,000	FP STP	70,000

Macquarie Goodman

MACQUARIE

19 April 2007

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MGQ")
DISTRIBUTION REINVESTMENT PLAN ("DRP")

Further to our announcement of 21 March 2007 in relation to MGQ's distribution for the quarter ended 31 March 2007, we confirm that securities under the DRP will be issued at $7.1128.

These new securities will be issued at the acquisition price being the average of the daily volume weighted average price of all sales of securities recorded on Australian Stock Exchange ("ASX") for each of the ASX Trading Days (as defined under the DRP) from 3 April 2007 to 18 April 2007 inclusive, less a discount of 2%.

Yours faithfully

Carl Bicego
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone (02) 9230 7400
Facsimile (02) 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Bank Limited
ACN 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 9799
Facsimile:
(02) 8232 4437

Email Address
elizabeth.ninness@macquarie.com

Please telephone
Liz Ninness on
(02) 8232 9799
if complete transmission
not received.

Compliance, RMD

Attention	Company Announcements	**Date**	17 April 2007
Company	ASX		
Fax No	1900 999 279	**Pages**	17 (incl. this page)
From	Liz Ninness	**Priority**	Routine

MACQUARIE

Message

FORM 603:

Attached FORM 603 re Macquarie Goodman Group (MGQ).

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To	Company Name/Scheme	**Macquarie Goodman Group** Level 10 60 Castelreagh Street Sydney NSW 2000
	A.B.N.	09 213 839

1. Details of substantial holder [1]

Name	Macquarie Bank Limited ("MBL") and its controlled bodies corporate listed in Annexure A (the "MBL Group")
ACN (if applicable)	008 583 542
The holder became a substantial holder on	13 April 2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in on the date the substantial holder became a substantial holder are as follows:

Class of securities[4]	Number of securities	Persons' votes[5]	Voting power[6]
Fully Paid Stapled Securities 'fp stp'	85,353,076	85,353,076	5.05%
Derivatives	9,400	9,400	
TOTAL	85,362,476	85,362,476	5.05%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest[7]	Number Of	and Class Securities
Macquarie Bank Limited 'MBL'	Relevant interest arising pursuant to section 608 (1) of the Corporations Act	8,712,502	fp stp
MBL	As Above	9,400	Derivatives
Macquarie Investment Management Limited 'MIML'	As Above	76,119,787	fp stp
Macquarie Life Limited	As Above	290,311	fp stp
MQ Specialist Investment Management Limited 'MQSIML'	As Above	140,068	fp stp
Macquarie Securities Australia Limited 'MSAL'	As Above	80,711	fp stp
Macquarie Private Portfolio Management Limited 'MPPM'	As Above	9,697	fp stp

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of Securities	Person entitled to be registered as holder[8]	Number of	and Class Securities
Macquarie Bank Limited 'MBL'	MBL	MBL	8,712,502	fp stp
	MBL	MBL	9,400	Derivatives
MLL	MLL	MLL	290,311	fp stp

MIML	BNP Paribas	BNP Paribas	6,453,644	fp stp
	Bond Street Custodians	Bond Street Custodians	55,371,702	fp stp
	HSBC	HSBC	2,726,547	fp stp
	JP Morgan	JP Morgan	7,944,470	fp stp
	National Nominees	National Nominees	1,417,905	fp stp
	State Street Australia	State Street Australia	1,503,693	fp stp
	State Trustees	State Trustees	701,826	fp stp
MPPM	HSBC	HSBC	9,697	fp stp
MQSIML	MQSIML	MQSIML	140,068	fp stp
MSAL	MSAL	MSAL	80,711	fp stp

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration[5]		Number and Class of Securities
		Cash	Noncash	
See Annexure B				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
MBL & MBL Group Entities	Controlled Bodies Corporate

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL Group	C/- Level 3, 25 National Circuit, Forrest, ACT, 2603
Maquarie Bank Limited 'MBL'	C/- Level 3, 25 National Circuit, Forrest, ACT, 2603
Macquarie Private Portfolio Management Limited 'MPPM'	C/- Level 7, 1 Martin Place, Sydney, NSW, 2000
Macquarie Investment Management Limited 'MIML'	C/- Level 7, 1 Martin Place, Sydney, NSW, 2000
Macquarie Life Limited 'MLL'	C/- Level 7, 1 Martin Place, Sydney, NSW, 2000
National Nominees Limited	5th Floor, 271 Collins St., Melbourne, VIC 3000
State Street Australia Limited	L. 18, 338 Pitt St., Sydney, NSW 2000
JP Morgan	L. 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
State Trustee	L. 18, 338 Pitt St., Sydney, NSW 2000
BNP Paribas	George St., Sydney, NSW 2000
Bond St. Custodians Ltd.	Lvl 12, 20 Bond St, Sydney, NSW 2000

Signature

print name Dennis Leong capacity Company Secretary

sign here [signature] Date: 17 April 2007

ANNEXURE 'A'

This is the annexure marked 'A' of 13 pages referred to in the Notice of Initial Substantial Holder

Dennis Leong
Company Secretary, Macquarie Bank Limited
17 April 2007

CONTROLLED BODIES CORPORATE

AUSCONO	COMPANY NAME	JURISDICTION
2083875	2083875 ONTARIO INC.	CANADA
6578268	6578268 CANADA INC	CANADA
124 437 574	ACCESS GP CO PTY LIMITED	AUSTRALIA
124 437 421	ACCESS LP CO PTY LIMITED	AUSTRALIA
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED	CAYMAN ISLANDS
076 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED	AUSTRALIA
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	AUSTRALIA
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	AUSTRALIA
075 176 993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	AUSTRALIA
008 640 177	ALEATORY PTY. LIMITED	AUSTRALIA
081 119 477	ALLOCA (NO. 4) PTY. LIMITED	AUSTRALIA
	AMAZON PARTICIPACOES DO BRASIL S.A.	BRAZIL
106 608 422	AMICUS CURIAE PTY LIMITED	AUSTRALIA
078 953 607	AMT MANAGEMENT LIMITED	AUSTRALIA
WK-131747	ASHER SECURITIES LIMITED	CAYMAN ISLANDS
124 437 609	ASIAN PACIFIC PROPERTY 2007 PTY LIMITED	AUSTRALIA
097 550 519	ATM SOLUTIONS AUSTRALASIA PTY LIMITED	AUSTRALIA
093 979 223	BAO WAVE PTY LIMITED	AUSTRALIA
059 814 818	BAROSSA GE PTY LIMITED	AUSTRALIA
008 604 966	BELIKE NOMINEES PTY. LIMITED	AUSTRALIA
008 607 065	BOND STREET CUSTODIANS LIMITED	AUSTRALIA
008 606 924	BOND STREET INVESTMENTS PTY. LIMITED	AUSTRALIA
071 247 606	BOND STREET LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
004 680 004	BOSTON AUSTRALIA PTY LIMITED	AUSTRALIA
005 008 702	BOSTON LEASING PTY. LIMITED	AUSTRALIA
06091645	BRUNA MOON SL	SPAIN
88217	BUNHILL INVESTMENTS UNLIMITED	JERSEY
002 865 830	BUTTONWOOD NOMINEES PTY LIMITED	AUSTRALIA
079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	AUSTRALIA
4800336	CAPITAL METERS HOLDINGS LIMITED	ENGLAND/WALES
4800317	CAPITAL METERS LIMITED	ENGLAND/WALES
006 200 899	CASL FINANCIAL SERVICES PTY. LIMITED	AUSTRALIA
008 585 604	CENFORD PTY LIMITED	AUSTRALIA
113 484 165	CENTAURUS INVESTOR PTY LIMITED	AUSTRALIA
61661 C1/GBL	CHENGDU PROPERTY INVESTMENT LIMITED	MAURITIUS
WK-133807	CHISWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
104 331 795	COIN SOFTWARE PTY LIMITED	AUSTRALIA
002 737 868	COLDAVA PTY LIMITED	AUSTRALIA
079 775 134	CONCEPT BLUE PROPERTY PTY LTD	AUSTRALIA
071 292 647	CONNECTEAST MANAGEMENT LIMITED	AUSTRALIA
104 379 491	CORIOLIS HOLDINGS PTY LIMITED	AUSTRALIA
03241012	CORONA ENERGY LIMITED	UNITED KINGDOM
03241002	CORONA ENERGY RETAIL 1 LIMITED	UNITED KINGDOM
SC138229	CORONA ENERGY RETAIL 2 LIMITED	SCOTLAND
02746961	CORONA ENERGY RETAIL 3 LIMITED	UNITED KINGDOM
02798334	CORONA ENERGY RETAIL 4 LIMITED	UNITED KINGDOM
02879748	CORONA GAS MANAGEMENT LIMITED	UNITED KINGDOM
03425562	CORONA POWER MANAGEMENT LIMITED	UNITED KINGDOM
006 346 952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED	AUSTRALIA
	CYGNUS GODO KAISHA	JAPAN
WK-129317	DELANO SECURITIES LIMITED	CAYMAN ISLANDS
	DENEBOLA YUGEN KAISHA	JAPAN
29610304	DESPEN BAYLE COPENHAGEN A/S	DENMARK

5843681	DESPEN BAYLE LIMITED	UNITED KINGDOM
008 606 871	DEXIN NOMINEES PTY. LIMITED	AUSTRALIA
083 158 409	DIVCO 10 PTY LIMITED	AUSTRALIA
097 290 876	DIVCO 100 PTY LIMITED	AUSTRALIA
097 290 894	DIVCO 102 PTY LIMITED	AUSTRALIA
097 290 901	DIVCO 103 PTY LIMITED	AUSTRALIA
097 290 938	DIVCO 106 PTY LIMITED	AUSTRALIA
097 290 956	DIVCO 108 PTY LIMITED	AUSTRALIA
097 290 072	DIVCO 114 PTY LIMITED	AUSTRALIA
083 158 436	DIVCO 12 PTY LIMITED	AUSTRALIA
101 190 603	DIVCO 120 PTY LIMITED	AUSTRALIA
101 190 612	DIVCO 121 PTY LIMITED	AUSTRALIA
101 190 621	DIVCO 122 PTY LIMITED	AUSTRALIA
101 190 630	DIVCO 123 PTY LIMITED	AUSTRALIA
101 190 701	DIVCO 128 PTY LIMITED	AUSTRALIA
101 190 667	DIVCO 129 PTY LIMITED	AUSTRALIA
101 190 676	DIVCO 130 PTY LIMITED	AUSTRALIA
105 344 956	DIVCO 137 PTY LIMITED	AUSTRALIA
105 346 049	DIVCO 139 PTY LIMITED	AUSTRALIA
105 346 549	DIVCO 147 PTY LIMITED	AUSTRALIA
083 158 463	DIVCO 15 PTY LIMITED	AUSTRALIA
105 346 567	DIVCO 156 PTY LIMITED	AUSTRALIA
110 051 664	DIVCO 157 PTY LIMITED	AUSTRALIA
105 346 521	DIVCO 158 PTY LIMITED	AUSTRALIA
101 190 578	DIVCO 161 PTY LIMITED	AUSTRALIA
097 290 885	DIVCO 163 PTY LIMITED	AUSTRALIA
097 290 965	DIVCO 167 PTY LIMITED	AUSTRALIA
083 158 490	DIVCO 17 PTY LIMITED	AUSTRALIA
083 158 516	DIVCO 18 PTY LIMITED	AUSTRALIA
083 158 534	DIVCO 19 PTY LIMITED	AUSTRALIA
083 158 301	DIVCO 2 PTY LIMITED	AUSTRALIA
083 158 589	DIVCO 21 PTY LIMITED	AUSTRALIA
083 158 623	DIVCO 23 PTY LIMITED	AUSTRALIA
083 158 650	DIVCO 24 PTY LIMITED	AUSTRALIA
083 158 669	DIVCO 26 PTY LIMITED	AUSTRALIA
083 158 703	DIVCO 28 PTY LIMITED	AUSTRALIA
083 158 712	DIVCO 29 PTY LTD	AUSTRALIA
083 158 329	DIVCO 3 PTY LIMITED	AUSTRALIA
083 158 730	DIVCO 30 PTY LIMITED	AUSTRALIA
083 158 776	DIVCO 32 PTY LIMITED	AUSTRALIA
083 158 892	DIVCO 36 PTY LIMITED	AUSTRALIA
088 347 568	DIVCO 42 PTY LIMITED	AUSTRALIA
083 159 040	DIVCO 43 PTY LIMITED	AUSTRALIA
083 159 059	DIVCO 44 PTY LIMITED	AUSTRALIA
083 159 077	DIVCO 45 PTY LIMITED	AUSTRALIA
083 159 120	DIVCO 47 PTY LIMITED	AUSTRALIA
083 159 157	DIVCO 50 PTY LIMITED	AUSTRALIA
083 159 175	DIVCO 51 PTY LIMITED	AUSTRALIA
088 347 451	DIVCO 52 PTY LIMITED	AUSTRALIA
088 347 479	DIVCO 54 PTY LIMITED	AUSTRALIA
088 347 504	DIVCO 58 PTY LIMITED	AUSTRALIA
088 347 513	DIVCO 59 PTY LIMITED	AUSTRALIA
083 158 374	DIVCO 6 PTY LIMITED	AUSTRALIA
088 347 522	DIVCO 60 PTY LIMITED	AUSTRALIA
088 347 531	DIVCO 61 PTY LIMITED	AUSTRALIA
093 601 015	DIVCO 63 PTY LIMITED	AUSTRALIA
093 601 033	DIVCO 65 PTY LIMITED	AUSTRALIA
093 601 079	DIVCO 68 PTY LIMITED	AUSTRALIA
093 601 097	DIVCO 70 PTY LIMITED	AUSTRALIA
105 343 959	DIVCO 72 PTY LIMITED	AUSTRALIA
093 601 122	DIVCO 74 PTY LIMITED	AUSTRALIA
093 601 140	DIVCO 76 PTY LIMITED	AUSTRALIA
093 601 168	DIVCO 79 PTY LIMITED	AUSTRALIA
083 158 392	DIVCO 8 PTY LIMITED	AUSTRALIA
097 289 962	DIVCO 81 PTY LIMITED	AUSTRALIA
097 289 980	DIVCO 83 PTY LIMITED	AUSTRALIA
097 290 009	DIVCO 85 PTY LIMITED	AUSTRALIA
097 290 027	DIVCO 87 PTY LIMITED	AUSTRALIA
097 290 054	DIVCO 89 PTY LIMITED	AUSTRALIA

097 290 063	DIVCO 90 PTY LIMITED	AUSTRALIA
097 290 812	DIVCO 95 PTY LIMITED	AUSTRALIA
81-0600564	DIVERSIFIED CLO INVESTMENTS NO.1 INC	UNITED STATES
109 819 418	DIVERSIFIED CMBS AUSTRALIA HOLDINGS PTY LIMITED	AUSTRALIA
094 631 964	EASTERN SEA INVESTMENTS PTY LIMITED	AUSTRALIA
118 345 332	EASTERN STATES LIMITED	AUSTRALIA
089 344 001	ELISE NOMINEES PTY LIMITED	AUSTRALIA
006 435 810	EQUITAS NOMINEES PTY. LIMITED	AUSTRALIA
114 174 211	ESCALATOR 2005 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
114 174 220	ESCALATOR 2005 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 542	ESCALATOR 2005-2 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 533	ESCALATOR 2005-2 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
120 435 841	ESCALATOR 2006 (AUSTRALIAN PROPERTY) PTY LIMITED	AUSTRALIA
111 360 528	ESCALATOR AUSTRALIAN INVESTMENT COMPANY PTY LIMITED	AUSTRALIA
111 494 574	ESCALATOR GP CO PTY LIMITED	AUSTRALIA
111 494 663	ESCALATOR INCOME NOTE CO PTY LIMITED	AUSTRALIA
111 494 467	ESCALATOR LP CO PTY LIMITED	AUSTRALIA
MC-510292	EUROPEAN FINANCIAL INVESTMENTS FUND LIMITED	CAYMAN ISLANDS
MC-150410	EUROPEAN FINANCIAL INVESTMENTS LIMITED	CAYMAN ISLANDS
559916	EVEREST ABSOLUTE RETURN II LIMITED	BRITISH VIRGIN ISLANDS
009 636 131	FELTER PTY LIMITED	AUSTRALIA
008 604 466	FOUCAULT PTY LIMITED	AUSTRALIA
20-2384759	FREMANTLE WIND HOLDINGS INC	UNITED STATES
088 928 296	FUNDCORP HOLDINGS PTY LIMITED	AUSTRALIA
106 204 862	FUNDCORP PTY LIMITED	AUSTRALIA
116 419 071	FUTURE SCHOOLS PARTNERSHIP PTY LIMITED	AUSTRALIA
008 542 685	GALANTHUS AUSTRALIA PTY LIMITED	AUSTRALIA
001 581 031	GALANTHUS LEASING PTY LIMITED	AUSTRALIA
068 104 558	GARACHINE PTY LIMITED	AUSTRALIA
054 001 400	GATESUN PTY. LIMITED	AUSTRALIA
133 289 1	GENERATOR BONDS LIMITED	NEW ZEALAND
108 026 437	GENERATOR CHARITIES AUSTRALIA PTY LIMITED	AUSTRALIA
103 116 954	GENERATOR INVESTMENTS AUSTRALIA LIMITED	AUSTRALIA
092 375 329	GIFT SECURITIES PTY LIMITED	AUSTRALIA
009 642 942	GILLMAN PTY. LIMITED	AUSTRALIA
105 819 181	GLOBAL DEBT INVESTMENTS NO.4 PTY LIMITED	AUSTRALIA
MC143292	GLOBAL STAR GP LTD	CAYMAN ISLANDS
008 604 484	GLORIOLE PTY LIMITED	AUSTRALIA
008 637 241	HAFLING PTY. LIMITED	AUSTRALIA
415492	HBEAR CO. NO.1 LIMITED	IRELAND
104 324 441	HEMISPHERE SERVICES PTY LIMITED	AUSTRALIA
000 758 010	HILLSAM NOMINEES PTY. LIMITED	AUSTRALIA
104 173 891	HUB X PTY LIMITED	AUSTRALIA
002 757 020	IDAMENEO (NO. 79) NOMINEES PTY. LIMITED	AUSTRALIA
009 642 979	INDEMCO PTY LIMITED	AUSTRALIA
65764	INFRASTRUCTURE INVESTMENT NO. 2 LTD.	CAYMAN ISLANDS
073 710 942	INFRASTRUCTURE INVESTMENTS NO 1 PTY LIMITED	AUSTRALIA
0356202	INSURANCE PAY CANADA INC	CANADA
	INVESTMENT PORTFOLIO FUNDING LLC	UNITED STATES
	INVESTMENT PORTFOLIO HOLDINGS INC	OTHER
	JAPAN AUTOMOBILE ROAD CORPORATION LIMITED	JAPAN
0199 02 036303	JIG HOLDINGS LIMITED	JAPAN
009 641 114	JUBILEE PTY. LIMITED	AUSTRALIA
008 605 070	KALLERAD PTY. LIMITED	AUSTRALIA
081 119 440	KENSINGTON BANKS PTY LIMITED	AUSTRALIA
1652751	KIDS FIRST PROPERTIES LIMITED	NEW ZEALAND
	KNIK ARM CROSSING, LLC	UNITED STATES
111 060 587	LACHLAN WEALTH MANAGEMENT LIMITED	AUSTRALIA
003 250 833	LANROD PTY LIMITED	AUSTRALIA
008 604 920	LIANA PTY. LIMITED	AUSTRALIA
117 213 064	LIVE PAYMENTS PTY LIMITED	AUSTRALIA
118 029 664	M&I DEBT INVESTMENTS PTY LIMITED	AUSTRALIA
118 029 342	M&I INVESTMENTS HOLDINGS PTY LIMITED	AUSTRALIA
080 473 025	MAC IT 2000 PTY LIMITED	AUSTRALIA
096 705 109	MACQUARIE (1 NICHOLSON STREET) NOMINEES PTY LTD	AUSTRALIA
116 305 465	MACQUARIE (171 COLLINS ST) PTY LIMITED	AUSTRALIA
115 007 817	MACQUARIE (454 COLLINS STREET) PTY LIMITED	AUSTRALIA
093 438 414	MACQUARIE (ARNCLIFFE) PTY LTD	AUSTRALIA
198500776M	MACQUARIE (ASIA) PTE LTD	SINGAPORE

116 467 031	MACQUARIE (DERRIMUT) PTY LIMITED	AUSTRALIA
200228	MACQUARIE (HK) FINANCIAL SERVICES LIMITED	HONG KONG
611405	MACQUARIE (HONG KONG) LIMITED	HONG KONG
	MACQUARIE (JAPAN) LIMITED	JAPAN
463469-W	MACQUARIE (MALAYSIA) SDN BHD	KUALA LUMPUR
110 256 418	MACQUARIE (PYRMONT) PTY LIMITED	AUSTRALIA
4196639	MACQUARIE 161, LLC	UNITED STATES
008 594 885	MACQUARIE ACCEPTANCES LIMITED	AUSTRALIA
095 180 788	MACQUARIE ADMIN SERVICES PTY LIMITED	AUSTRALIA
20001234/07	MACQUARIE AFRICA (PROPRIETARY) LIMITED	SOUTH AFRICA
	MACQUARIE AIRCRAFT LEASING SERVICES (UK) LIMITED	UNITED KINGDOM
075 295 760	MACQUARIE AIRPORTS MANAGEMENT LIMITED	AUSTRALIA
094 406 756	MACQUARIE ALLIANCES PTY LIMITED	AUSTRALIA
103 237 181	MACQUARIE ALTERNATIVE ASSETS MANAGEMENT LIMITED	AUSTRALIA
086 159 060	MACQUARIE ALTERNATIVE INVESTMENTS LIMITED	AUSTRALIA
010174903-3379259	MACQUARIE AMERICAS CORP	UNITED STATES
124 071 414	MACQUARIE AMERICAS HOLDINGS PTY LTD	AUSTRALIA
071 501 963	MACQUARIE ASIA HOLDINGS PTY LIMITED	AUSTRALIA
619928	MACQUARIE ASIA LIMITED	HONG KONG
	MACQUARIE ASIA PROPERTY ADVISORS LIMITED	BERMUDA
37186	MACQUARIE ASIA REAL ESTATE LIMITED	BERMUDA
105 453 638	MACQUARIE ASIA REAL ESTATE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED	VIRGIN ISLANDS, BRITISH
	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED (SINGAPORE BRANCH)	SINGAPORE
103 780 089	MACQUARIE ASIAN INVESTMENTS PTY LIMITED	AUSTRALIA
064 219 601	MACQUARIE ASSET FINANCE LIMITED	AUSTRALIA
001 263 583	MACQUARIE ASSET MANAGEMENT LIMITED	AUSTRALIA
081 706 167	MACQUARIE ASSET SERVICES LIMITED	AUSTRALIA
WK-128186	MACQUARIE AUSTRALIA COMPUTER SYSTEMS LEASING PTY LIMITED	CAYMAN ISLANDS
077 193 956	MACQUARIE AUSTRALIA FINANCE PTY LIMITED	AUSTRALIA
006 055 796	MACQUARIE AUSTRALIA INTERNATIONAL PTY LIMITED	AUSTRALIA
002 542 136	MACQUARIE AUSTRALIA LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
008 640 168	MACQUARIE AUSTRALIA MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
000 736 210	MACQUARIE AUSTRALIA PTY LIMITED	AUSTRALIA
074 453 286	MACQUARIE AUSTRALIA SECURITIES LIMITED	AUSTRALIA
008 560 811	MACQUARIE AUSTRALIA TECHNOLOGY PTY LIMITED	AUSTRALIA
121 836 191	MACQUARIE AVENIR NO. 1 PTY LIMITED	AUSTRALIA
121 836 235	MACQUARIE AVENIR NO. 2 PTY LIMITED	AUSTRALIA
075 176 733	MACQUARIE AVIATION (NO. 1) LIMITED	AUSTRALIA
368579	MACQUARIE AVIATION CAPITAL FINANCE LIMITED	IRELAND
368589	MACQUARIE AVIATION CAPITAL GROUP	IRELAND
368580	MACQUARIE AVIATION CAPITAL LIMITED	IRELAND
124 071 432	MACQUARIE B.H. PTY LTD	AUSTRALIA
008 583 542	MACQUARIE BANK LIMITED	AUSTRALIA
001 531 897	MACQUARIE BANK SUPERANNUATION PTY. LIMITED	AUSTRALIA
109 280 819	MACQUARIE BATHURST STREET PTY LIMITED	AUSTRALIA
13926	MACQUARIE BETEILIGUNGSTREUHAND GMBH	GERMANY
CNPJ 03.516.449/0001	MACQUARIE BRASIL PARTICIPACOES LTDA	BRAZIL
083 822 404	MACQUARIE BUSINESS BROKING SERVICES PTY LTD	AUSTRALIA
423532-2	MACQUARIE CANADA HOLDINGS LTD	CANADA
4265301	MACQUARIE CANADIAN INFRASTRUCTURE MANAGEMENT LIMITED	CANADA
6489800	MACQUARIE CANADIAN INVESTMENT HOLDINGS LTD.	CANADA
605377-7	MACQUARIE CAPITAL (CANADA) LTD	CANADA
	MACQUARIE CAPITAL (JAPAN) LIMITED	JAPAN
352816	MACQUARIE CAPITAL (NZ) LIMITED	NEW ZEALAND
105 777 704	MACQUARIE CAPITAL ALLIANCE MANAGEMENT LIMITED	AUSTRALIA
88464	MACQUARIE CAPITAL FUNDING (GP) LIMITED	JERSEY
110 605 724	MACQUARIE CAPITAL FUNDING (LP) PTY LIMITED	AUSTRALIA
	MACQUARIE CAPITAL FUNDING L.P.	UNITED KINGDOM
FN 215363K	MACQUARIE CAPITAL GMBH	AUSTRIA
	MACQUARIE CAPITAL KOREA CO LTD	KOREA
04242665	MACQUARIE CAPITAL LIMITED	ENGLAND/WALES
006 938 825	MACQUARIE CAPITAL MARKETS NOMINEES PTY LIMITED	AUSTRALIA
57952 C1/GBL	MACQUARIE CAPITAL MAURITIUS LIMITED	MAURITIUS
169009	MACQUARIE CAYMAN HOLDINGS 2 CO	CAYMAN ISLANDS

168347	MACQUARIE CAYMAN HOLDINGS CO	CAYMAN ISLANDS
124 022 126	MACQUARIE CHEONGNA INVESTMENT PTY LTD	AUSTRALIA
097 868 687	MACQUARIE CLO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
095 178 618	MACQUARIE CLO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
006 198 910	MACQUARIE COMMERCIAL LEASING VIC PTY. LIMITED	AUSTRALIA
05259474	MACQUARIE COMMODITIES (UK) LIMITED	ENGLAND/WALES
05259503	MACQUARIE COMMODITIES FINANCE (UK) LIMITED	ENGLAND/WALES
	MACQUARIE COMMODITIES FUND LTD	BERMUDA
066 047 738	MACQUARIE COMMUNICATIONS INFRASTRUCTURE MANAGEMENT LIMITED	AUSTRALIA
111 117 465	MACQUARIE COMMUNITY PARTNERSHIPS LIMITED	AUSTRALIA
096 629 471	MACQUARIE CONCEPT BLUE PTY LTD	AUSTRALIA
664379-5	MACQUARIE COOK ENERGY CANADA LTD	CANADA
664382-5	MACQUARIE COOK ENERGY HOLDINGS CANADA LTD	CANADA
93-1043421	MACQUARIE COOK ENERGY, LLC	UNITED STATES
	MACQUARIE COOK POWER INC	UNITED STATES
2569853	MACQUARIE CORIOLIS HOLDINGS INC	UNITED STATES
	MACQUARIE CORONA ENERGY HOLDINGS LIMITED	UNITED KINGDOM
911031568	MACQUARIE CORPORATE FINANCE (USA) INC	UNITED STATES
123 199 548	MACQUARIE CORPORATE FINANCE AUSTRALIA LIMITED	AUSTRALIA
008 606 862	MACQUARIE CORPORATE FINANCE HOLDINGS PTY LTD	AUSTRALIA
008 595 426	MACQUARIE CORPORATE FINANCE LIMITED	AUSTRALIA
20-1535178	MACQUARIE COTTON INTERNATIONAL INC	UNITED STATES
069 709 468	MACQUARIE COUNTRYWIDE MANAGEMENT LIMITED	AUSTRALIA
075 067 631	MACQUARIE DEBF PTY LIMITED	AUSTRALIA
29318190	MACQUARIE DENMARK LIMITED A/S	DENMARK
008 596 950	MACQUARIE DEPOSITS PTY. LIMITED	AUSTRALIA
102 607 616	MACQUARIE DEVELOPMENT CAPITAL II PTY LIMITED	AUSTRALIA
082 018 399	MACQUARIE DEVELOPMENT CAPITAL PTY LIMITED	AUSTRALIA
091 936 515	MACQUARIE DEVELOPMENT DIRECTION PTY LIMITED	AUSTRALIA
115 402 349	MACQUARIE DIGITAL PTY LIMITED	AUSTRALIA
084 828 473	MACQUARIE DIRECT INVESTMENT A LIMITED	AUSTRALIA
084 828 437	MACQUARIE DIRECT INVESTMENT B LIMITED	AUSTRALIA
008 607 063	MACQUARIE DIRECT INVESTMENT LIMITED	AUSTRALIA
073 623 784	MACQUARIE DIRECT PROPERTY MANAGEMENT LIMITED	AUSTRALIA
085 795 651	MACQUARIE DISTRIBUTION PTY LIMITED	AUSTRALIA
	MACQUARIE DISTRICT ENERGY MANAGEMENT INC	UNITED STATES
114 099 795	MACQUARIE DIVERSIFIED ASSET ADVISORY PTY LIMITED	AUSTRALIA
096 211 424	MACQUARIE DIVERSIFIED INVESTMENT SERVICES PTY LIMITED	AUSTRALIA
098 127 578	MACQUARIE DIVERSIFIED INVESTMENTS NO 2 PTY LTD	AUSTRALIA
098 127 569	MACQUARIE DIVERSIFIED INVESTMENTS NO 3 PTY LTD	AUSTRALIA
094 464 365	MACQUARIE DIVERSIFIED PORTFOLIO INVESTMENTS PTY LIMITED	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (EBB3) LLC	UNITED STATES
113 054 569	MACQUARIE DYNAMIC MANAGEMENT (EBB3) PTY LTD	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (USA) INC	UNITED STATES
108 197 488	MACQUARIE DYNAMIC MANAGEMENT PTY LIMITED	AUSTRALIA
2304923	MACQUARIE ELECTRONICS CONSULTING INC	UNITED STATES
363806	MACQUARIE ELECTRONICS LIMITED	IRELAND
363803	MACQUARIE ELECTRONICS REMARKETING LIMITED	IRELAND
1978834	MACQUARIE ELECTRONICS USA INC	UNITED STATES
MC-177879	MACQUARIE EMERGING MARKETS FINANCE LIMITED	CAYMAN ISLANDS
664374-4	MACQUARIE ENERGY HOLDINGS CANADA LTD	CANADA
122 300 592	MACQUARIE ENERGY HOLDINGS PTY LTD	AUSTRALIA
20-3690485	MACQUARIE ENERGY NORTH AMERICA FINANCE INC.	UNITED STATES
20-3690322	MACQUARIE ENERGY NORTH AMERICA TRADING INC.	UNITED STATES
067 299 923	MACQUARIE EQUIPMENT FINANCE PTY LTD	AUSTRALIA
112 079 268	MACQUARIE EQUIPMENT RENTALS PTY LIMITED	AUSTRALIA
485394	MACQUARIE EQUITIES (ASIA) LIMITED	HONG KONG
063 906 392	MACQUARIE EQUITIES (US) HOLDINGS PTY. LIMITED	AUSTRALIA
	MACQUARIE EQUITIES BRASIL ADMINISTRACAO DE FUNDOS E PARTICIPACAO LTDA	BRAZIL
WN 1114218	MACQUARIE EQUITIES CUSTODIANS LIMITED	NEW ZEALAND
002 574 923	MACQUARIE EQUITIES LIMITED	AUSTRALIA
WN/1007806	MACQUARIE EQUITIES NEW ZEALAND LIMITED	NEW ZEALAND
200408424K	MACQUARIE EQUITIES SERVICES SINGAPORE PTE. LTD.	SINGAPORE
001 374 572	MACQUARIE EQUITY CAPITAL MARKETS LIMITED	AUSTRALIA
	MACQUARIE ESCALATOR 2005-2 (COMMODITIES INDEX) LP	AUSTRALIA
	MACQUARIE ESCALATOR 2005-2 (EQUITIES INDEX) LP	AUSTRALIA
3704031	MACQUARIE EUROPE LIMITED	ENGLAND/WALES

114 801 464	MACQUARIE EUROPEAN FINANCIAL INVESTMENTS PTY LTD	AUSTRALIA
078 771 123	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED	AUSTRALIA
6146573	MACQUARIE EUROPEAN INVESTMENT HOLDINGS LIMITED	UNITED KINGDOM
112 017 919	MACQUARIE EUROPEAN INVESTMENTS PTY LIMITED	AUSTRALIA
116 582 524	MACQUARIE FARM ASSETS AND RESOURCES MANAGEMENT LIMITED	AUSTRALIA
086 587 635	MACQUARIE FILMED INVESTMENTS PTY LTD	AUSTRALIA
1065067	MACQUARIE FINANCE (NZ) LIMITED	NEW ZEALAND
2984787	MACQUARIE FINANCE (UK) LIMITED	ENGLAND/WALES
20-5871391	MACQUARIE FINANCE (USA) INC	UNITED STATES
	MACQUARIE FINANCE AMERICAS INC	UNITED STATES
116 817 440	MACQUARIE FINANCE HOLDINGS LIMITED	AUSTRALIA
001 214 964	MACQUARIE FINANCE LIMITED	AUSTRALIA
5645886	MACQUARIE FINANCIAL INFRASTRUCTURE ALLIANCE LIMITED	UNITED KINGDOM
155 537	MACQUARIE FINANCIAL INFRASTRUCTURE FUND	CAYMAN ISLANDS
422814-6	MACQUARIE FINANCIAL LTD	CANADA
095 135 694	MACQUARIE FINANCIAL PRODUCTS MANAGEMENT LIMITED	AUSTRALIA
008 606 764	MACQUARIE FIRST AVIATION LEASING PTY. LIMITED	AUSTRALIA
069 344 154	MACQUARIE FLEET LEASING PTY LIMITED	AUSTRALIA
093 752 946	MACQUARIE FORESTRY SERVICES PTY LIMITED	AUSTRALIA
113 113 214	MACQUARIE FORTRESS INVESTMENTS LIMITED	AUSTRALIA
008 607 047	MACQUARIE FOURTEENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
110 356 968	MACQUARIE FP FUNDING PTY LIMITED	AUSTRALIA
2005B04004	MACQUARIE FRANCE SARL	FRANCE
43-2082900	MACQUARIE FUND ADVISER, LLC	UNITED STATES
	MACQUARIE FUNDING HOLDINGS INC	UNITED STATES
6581935	MACQUARIE FUNDING INC	CANADA
LP00000352	MACQUARIE FUNDING LIMITED PARTNERSHIP	AUSTRALIA
20-3783039	MACQUARIE FUNDS MANAGEMENT (USA) INC.	UNITED STATES
093 177 407	MACQUARIE FUNDS MANAGEMENT HOLDINGS PTY LIMITED	AUSTRALIA
724745	MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED	HONG KONG
006 860 217	MACQUARIE FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
	MACQUARIE FUNDS MANAGEMENT SPC	CAYMAN ISLANDS
170	MACQUARIE FUTURES & OPTIONS (HONG KONG) LIMITED	HONG KONG
111631	MACQUARIE FUTURES (ASIA) LIMITED	HONG KONG
	MACQUARIE FUTURES USA INC	UNITED STATES
084 388 947	MACQUARIE GLOBAL DEBT INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
075 176 779	MACQUARIE GLOBAL DEBT INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
	MACQUARIE GLOBAL FINANCE SERVICES (MAURITIUS) LIMITED	MAURITIUS
5259497	MACQUARIE GLOBAL INVESTMENTS (UK) LIMITED	UNITED KINGDOM
110 930 964	MACQUARIE GLOBAL PROPERTY FUNDS LIMITED	AUSTRALIA
168982	MACQUARIE GLOBAL SERVICES PRIVATE LIMITED	INDIA
5622726	MACQUARIE GLOBAL UTILITY INVESTMENTS GP LIMITED	ENGLAND/WALES
5488013	MACQUARIE GP LIMITED	ENGLAND/WALES
5718600	MACQUARIE GP2 LIMITED	UNITED KINGDOM
124 071 389	MACQUARIE GROUP (US) HOLDINGS NO.1 PTY LTD	AUSTRALIA
200412291W	MACQUARIE GROUP HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
122 169 340	MACQUARIE GROUP HOLDINGS LIMITED	AUSTRALIA
124 071 405	MACQUARIE GROUP HOLDINGS NO.1 LTD	AUSTRALIA
124 071 398	MACQUARIE GROUP HOLDINGS NO.2 LTD	AUSTRALIA
124 071 478	MACQUARIE GROUP HOLDINGS NO.3 PTY LTD	AUSTRALIA
123 199 253	MACQUARIE GROUP INTERNATIONAL HOLDINGS PTY LIMITED	AUSTRALIA
122 169 279	MACQUARIE GROUP LIMITED	AUSTRALIA
245979	MACQUARIE GROUP NEW ZEALAND LIMITED	NEW ZEALAND
599031	MACQUARIE HALLWAY PROPERTY LIMITED	BRITISH VIRGIN ISLANDS
	MACQUARIE HARBOURSIDE ASSET MANAGEMENT LIMITED	CAYMAN ISLANDS
112 056 072	MACQUARIE HEALTH AND RETIREMENT PTY LIMITED	AUSTRALIA
100 509 975	MACQUARIE HEALTH HOLDINGS PTY LTD	AUSTRALIA
200703280D	MACQUARIE HOLDINGS (SINGAPORE) PTE. LTD	SINGAPORE
2428034/8809391	MACQUARIE HOLDINGS (U.S.A.) INC	UNITED STATES
116 381 634	MACQUARIE HORTICULTURAL SERVICES PTY LIMITED	AUSTRALIA
262381	MACQUARIE I.T. (NZ) LIMITED	NEW ZEALAND
421022	MACQUARIE IH IRELAND LIMITED	IRELAND
	MACQUARIE IMM INVESTMENT MANAGEMENT CO LIMITED	KOREA
991311787/3075842	MACQUARIE INC	UNITED STATES
116 548 860	MACQUARIE INCOME INVESTMENTS LIMITED	AUSTRALIA
11-90695	MACQUARIE INDIA ADVISORY SERVICES PRIVATE LIMITED	INDIA
58341	MACQUARIE INDIAN AIRPORTS ONE LIMITED	MAURITIUS

56340	MACQUARIE INDIAN AIRPORTS TWO LIMITED	MAURITIUS
071 501 918	MACQUARIE INDONESIA HOLDINGS PTY LIMITED	AUSTRALIA
077 595 012	MACQUARIE INFRASTRUCTURE DEBT MANAGEMENT LIMITED	AUSTRALIA
074 311 390	MACQUARIE INFRASTRUCTURE FUNDS MANAGEMENT LIMITED	AUSTRALIA
5755862	MACQUARIE INFRASTRUCTURE GP LIMITED	ENGLAND/WALES
170.3.028.960-5	MACQUARIE INFRASTRUCTURE HOLDINGS AG	SWITZERLAND
072 609 271	MACQUARIE INFRASTRUCTURE INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
072 652 736	MACQUARIE INFRASTRUCTURE LIMITED	AUSTRALIA
112 772 871	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED	AUSTRALIA
06823M	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED - SINGAPORE BRANCH	SINGAPORE
	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC	UNITED STATES
072 677 993	MACQUARIE INFRASTRUCTURE NO.2 LIMITED	AUSTRALIA
4339673	MACQUARIE INFRASTRUCTURE PARTNERS CANADA GP LTD	CANADA
20-4166306	MACQUARIE INFRASTRUCTURE PARTNERS INC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PARTNERS U.S GP LLC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PRIVATE TRUSTEE COMPANY LIMITED	BERMUDA
	MACQUARIE INFRASTRUKTUR MANAGEMENT GMBH	GERMANY
200505701K	MACQUARIE INSURANCE (SINGAPORE) PTE. LTD	SINGAPORE
117787C	MACQUARIE INTERNATIONAL ADVISORY LIMITED	ISLE OF MAN
502151	MACQUARIE INTERNATIONAL CAPITAL MARKETS LIMITED	HONG KONG
092 985 263	MACQUARIE INTERNATIONAL FINANCE LIMITED	AUSTRALIA
4125302	MACQUARIE INTERNATIONAL HOLDINGS LIMITED	ENGLAND/WALES
108 590 996	MACQUARIE INTERNATIONAL INVESTMENTS PTY LIMITED	AUSTRALIA
01602574	MACQUARIE INTERNATIONAL LIMITED	ENGLAND/WALES
169002	MACQUARIE INTERNATIONAL NEW YORK PARKING CO	CAYMAN ISLANDS
078 980 666	MACQUARIE INTERNATIONAL PROPERTY SERVICES PTY. LIMITED	AUSTRALIA
169050	MACQUARIE INTERNATIONAL SC INVESTMENTS CO	CAYMAN ISLANDS
	MACQUARIE INTERNATIONAL SMALL CAP ROADS CO	CAYMAN ISLANDS
2579363	MACQUARIE INTERNATIONALE HOLDINGS LIMITED	ENGLAND/WALES
4957256	MACQUARIE INTERNATIONALE INVESTMENTS LIMITED	ENGLAND/WALES
36631	MACQUARIE INVESTMENT (HONG KONG) LIMITED	HONG KONG
0785179	MACQUARIE INVESTMENT ADVISORY (BEIJING) CO LTD	CHINA
122 939 600	MACQUARIE INVESTMENT HOLDINGS LIMITED	AUSTRALIA
WN 1114216	MACQUARIE INVESTMENT MANAGEMENT (NZ) LIMITED	NEW ZEALAND
3976881	MACQUARIE INVESTMENT MANAGEMENT (UK) LIMITED	UNITED KINGDOM
002 867 003	MACQUARIE INVESTMENT MANAGEMENT LTD	AUSTRALIA
071 745 401	MACQUARIE INVESTMENT SERVICES LIMITED	AUSTRALIA
WK-133809	MACQUARIE INVESTMENTS (SINGAPORE) LIMITED	CAYMAN ISLANDS
4104671	MACQUARIE INVESTMENTS (UK) LIMITED	ENGLAND/WALES
20-5871327	MACQUARIE INVESTMENTS (USA) INC	UNITED STATES
5582630	MACQUARIE INVESTMENTS 1 LIMITED	ENGLAND/WALES
5708696	MACQUARIE INVESTMENTS 2 LIMITED	ENGLAND/WALES
069 416 977	MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED	AUSTRALIA
74953	MACQUARIE INVESTMENTS DEUTSCHLAND GMBH	GERMANY
	MACQUARIE INVESTMENTS LLC	UNITED STATES
119 211 433	MACQUARIE INVESTORS PTY LTD	AUSTRALIA
459515-H	MACQUARIE IT SDN BHD	KUALA LUMPUR
107 147 222	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED	AUSTRALIA
107 147 188	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED	AUSTRALIA
117 560 282	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED	AUSTRALIA
0199-03-012590	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED (JAPAN BRANCH)	JAPAN
117 560 415	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED	AUSTRALIA
0199-03-012591	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED (JAPAN BRANCH)	JAPAN
	MACQUARIE JAPAN PROPERTY TRUST	AUSTRALIA
119 106 053	MACQUARIE JAQUES PTY LIMITED	AUSTRALIA
110 990 184	MACQUARIE JIN LIN PTY LIMITED	AUSTRALIA
122 774 289	MACQUARIE KEMBLE WATER HOLDINGS PTY LTD	AUSTRALIA
104-81-53531	MACQUARIE KOREA CO. LTD	KOREA
104-81-95716	MACQUARIE KOREA OPPORTUNITIES MANAGEMENT. INC.	KOREA
5487970	MACQUARIE KOREAN INVESTMENT HOLDINGS LIMITED	ENGLAND/WALES
001156	MACQUARIE LEASING (CHINA) CO LIMITED	CHINA
243880	MACQUARIE LEASING (NZ) LIMITED	NEW ZEALAND
2997799	MACQUARIE LEASING (UK) LIMITED	ENGLAND/WALES

05867292	MACQUARIE LEASING LIMITED	UNITED KINGDOM
002 675 032	MACQUARIE LEASING NSW PTY. LIMITED	AUSTRALIA
002 674 982	MACQUARIE LEASING PTY. LIMITED	AUSTRALIA
010 528 638	MACQUARIE LEASING QLD PTY. LIMITED	AUSTRALIA
105 453 834	MACQUARIE LEISURE DEVELOPMENTS LIMITED	AUSTRALIA
079 630 676	MACQUARIE LEISURE MANAGEMENT LIMITED	AUSTRALIA
002 574 914	MACQUARIE LEISURE SERVICES PTY LIMITED	AUSTRALIA
206 344	MACQUARIE LENDING NZ LIMITED	NEW ZEALAND
003 963 773	MACQUARIE LIFE LIMITED	AUSTRALIA
122 572 641	MACQUARIE LIVESTOCK COMPANY LIMITED	AUSTRALIA
564 589 8	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS 2 LIMITED	UNITED KINGDOM
5582620	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS LIMITED	ENGLAND/WALES
5582628	MACQUARIE LONDON EXCHANGE INVESTMENTS LIMITED	ENGLAND/WALES
20-5426915	MACQUARIE LONGVIEW ACQUISITIONS LLC	UNITED STATES
4986957	MACQUARIE LONGVIEW HOLDINGS INC	UNITED STATES
20-5426915	MACQUARIE LONGVIEW MIDSTREAM LLC	UNITED STATES
20-5426915	MACQUARIE LONGVIEW UPSTREAM LLC	UNITED STATES
114 174 168	MACQUARIE LP FINANCE COMPANY PTY LIMITED	AUSTRALIA
117 033 637	MACQUARIE LPT HOLDINGS 2 PTY LIMITED	AUSTRALIA
117 033 226	MACQUARIE LPT HOLDINGS PTY LIMITED	AUSTRALIA
	MACQUARIE LUXEMBOURG INVESTMENT SARL	LUXEMBOURG
115 036 470	MACQUARIE MANAGED INVESTMENTS LIMITED	AUSTRALIA
116 208 354	MACQUARIE MANAGEMENT COMPANY (ISF) 3 LIMITED	AUSTRALIA
51142 C1/GBL	MACQUARIE MAURITIUS INVESTMENTS LIMITED	MAURITIUS
116 007 740	MACQUARIE MCO HOLDINGS PTY LIMITED	AUSTRALIA
3720443	MACQUARIE MDT HOLDINGS INC	UNITED STATES
108 538 218	MACQUARIE MEDIA FUND MANAGEMENT LIMITED	AUSTRALIA
115 524 019	MACQUARIE MEDIA MANAGEMENT LIMITED	AUSTRALIA
639997-5	MACQUARIE METALS AND ENERGY CAPITAL (CANADA) LTD.	CANADA
4921203	MACQUARIE METERS 1 (UK) LIMITED	ENGLAND/WALES
4920378	MACQUARIE METERS 2 (UK) LIMITED	ENGLAND/WALES
095 180 564	MACQUARIE MIDDLE EAST HOLDINGS PTY LIMITED	AUSTRALIA
115 524 028	MACQUARIE MIDDLE EAST MANAGEMENT LIMITED	AUSTRALIA
112 746 599	MACQUARIE MIDDLE EAST REAL ESTATE CAPITAL HOLDINGS PTY LTD	AUSTRALIA
51-0566317	MACQUARIE MISSISSIPPI GAS INC.	UNITED STATES
117 033 431	MACQUARIE MOORE STREET PTY LIMITED	AUSTRALIA
120 070 788	MACQUARIE MORTGAGES CANADA HOLDINGS PTY LIMITED	AUSTRALIA
057 760 175	MACQUARIE MORTGAGES PTY LIMITED	AUSTRALIA
010473862/3438695	MACQUARIE MORTGAGES USA INC	UNITED STATES
009 638 257	MACQUARIE N.T. LEASING PTY. LIMITED	AUSTRALIA
200404077D	MACQUARIE NE HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
20-3669351	MACQUARIE NEW YORK PARKING INC.	UNITED STATES
334868	MACQUARIE NEW ZEALAND LIMITED	NEW ZEALAND
418159-0	MACQUARIE NORTH AMERICA HOLDINGS LTD	CANADA
348101-8	MACQUARIE NORTH AMERICA LTD.	CANADA
393998-7	MACQUARIE NORTH AMERICA SECURITIES LTD	CANADA
107 464 620	MACQUARIE NOTE INVESTMENTS PTY LIMITED	AUSTRALIA
008 595 711	MACQUARIE NZ HOLDINGS PTY LIMITED	AUSTRALIA
006 765 206	MACQUARIE OFFICE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE OFFICE TRS SERVICES INC	UNITED STATES
	MACQUARIE ONE LIMITED	UNITED ARAB EMIRATES
002 934 705	MACQUARIE OPTIONS PTY. LIMITED	AUSTRALIA
108 538 003	MACQUARIE PARKING INFRASTRUCTURE PTY LIMITED	AUSTRALIA
111 494 172	MACQUARIE PARTNERSHIP FINANCE CO PTY LIMITED	AUSTRALIA
107 464 264	MACQUARIE PARTNERSHIP INVESTMENT HOLDINGS PTY LIMITED	AUSTRALIA
122 169 368	MACQUARIE PASTORAL MANAGEMENT LTD	AUSTRALIA
122 169 304	MACQUARIE PASTORAL SERVICES LTD	AUSTRALIA
115 251 619	MACQUARIE PAYMENTS INFRASTRUCTURE HOLDINGS PTY LIMITED	AUSTRALIA
091 666 929	MACQUARIE PHOTONICS PTY LIMITED	AUSTRALIA
093 919 727	MACQUARIE PIB MANAGEMENT PTY LIMITED	AUSTRALIA
107 464 586	MACQUARIE PORTFOLIO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
107 464 540	MACQUARIE PORTFOLIO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
078 271 226	MACQUARIE PORTFOLIO SERVICES PTY LIMITED	AUSTRALIA
20-4044600	MACQUARIE PORTS INC	UNITED STATES
423531-2	MACQUARIE POWER MANAGEMENT LTD	CANADA

200703284G	MACQUARIE PRINCIPAL (SINGAPORE) PTE. LTD	SINGAPORE
112 561 601	MACQUARIE PRINCIPAL PTY LIMITED	AUSTRALIA
082 038 328	MACQUARIE PRISM PTY LIMITED	AUSTRALIA
116 782 006	MACQUARIE PRIVATE CAPITAL MANAGEMENT LIMITED	AUSTRALIA
WN1 144 511	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT (NZ) PTY LIMITED	NEW ZEALAND
089 987 388	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
074 453 393	MACQUARIE PROJECT FINANCE PTY LIMITED	AUSTRALIA
0199-01-089825	MACQUARIE PROPERTIES JAPAN LIMITED KK	JAPAN
084 904 169	MACQUARIE PROPERTY (OBU) PTY LIMITED	AUSTRALIA
104-81-74725	MACQUARIE PROPERTY ADVISORS KOREA LTD.	KOREA
008 606 826	MACQUARIE PROPERTY CHINA PTY LIMITED	AUSTRALIA
077 727 318	MACQUARIE PROPERTY DEVELOPMENT FINANCE LIMITED	AUSTRALIA
AK 640307	MACQUARIE PROPERTY FINANCE LIMITED	NEW ZEALAND
076 560 917	MACQUARIE PROPERTY FINANCE MANAGEMENT PTY LIMITED	AUSTRALIA
109 837 783	MACQUARIE PROPERTY FUNDS LIMITED	AUSTRALIA
065 678 962	MACQUARIE PROPERTY INTERNATIONAL PTY LIMITED	AUSTRALIA
105 453 736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 LIMITED	AUSTRALIA
120 957 333	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 5 LIMITED	AUSTRALIA
120 957 360	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 6 LIMITED	AUSTRALIA
088 772 203	MACQUARIE PROPERTY INVESTMENT MANAGEMENT HOLDINGS LIMITED	AUSTRALIA
124 282 364	MACQUARIE PUZZLE NO.1 PTY LIMITED	AUSTRALIA
124 282 319	MACQUARIE PUZZLE NO.2 PTY LIMITED	AUSTRALIA
124 683 218	MACQUARIE PUZZLE NO.3 PTY LIMITED	AUSTRALIA
124 683 174	MACQUARIE PUZZLE NO.4 PTY LIMITED	AUSTRALIA
124 683 147	MACQUARIE PUZZLE NO.5 PTY LIMITED	AUSTRALIA
124 683 110	MACQUARIE PUZZLE NO.6 PTY LIMITED	AUSTRALIA
113 621 024	MACQUARIE QUEEN STREET PTY LIMITED	AUSTRALIA
20-3609362	MACQUARIE RAIL INC.	UNITED STATES
6474756	MACQUARIE RAIL LIMITED	CANADA
115 220 123	MACQUARIE READING PTY LIMITED	AUSTRALIA
623285	MACQUARIE REAL ESTATE ASIA LIMITED	HONG KONG
095 918 068	MACQUARIE REAL ESTATE ASIA NOMINEES PTY LIMITED	AUSTRALIA
5778777	MACQUARIE REAL ESTATE EUROPE LIMITED	ENGLAND/WALES
1259575	MACQUARIE REAL ESTATE FINANCE CONSULTING INC	UNITED STATES
22-3845767	MACQUARIE REAL ESTATE FINANCE INC	UNITED STATES
20-5331405	MACQUARIE REAL ESTATE HOLDINGS INC	UNITED STATES
981422025-2920528	MACQUARIE REAL ESTATE INC	UNITED STATES
114 018 370	MACQUARIE REAL ESTATE INVESTMENTS PTY LIMITED	AUSTRALIA
058 056 616	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (ACT) PTY LIMITED	AUSTRALIA
003 420 460	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (NSW) PTY LIMITED	AUSTRALIA
010 795 794	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (QLD) PTY LIMITED	AUSTRALIA
123 021 812	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (SA) PTY LIMITED	AUSTRALIA
123 021 938	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (TAS) PTY LIMITED	AUSTRALIA
005 996 725	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (VIC) PTY LIMITED	AUSTRALIA
079 672 450	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (WA) PTY LIMITED	AUSTRALIA
119 898 038	MACQUARIE REAL ESTATE MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
200509689E	MACQUARIE REAL ESTATE SINGAPORE PTE LIMITED	SINGAPORE
102 368 052	MACQUARIE REALTY SERVICES AUSTRALIA PTY LIMITED	AUSTRALIA
4535338	MACQUARIE REGIONAL SHAREHOLDINGS (UK) LIMITED	ENGLAND/WALES
112 147 350	MACQUARIE RENEWABLES HOLDINGS PTY LIMITED	AUSTRALIA
112 588 664	MACQUARIE RENEWABLES MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE RESOURCE CAPITAL CANADA LTD	CANADA
37450	MACQUARIE RG INVESTMENTS LIMITED	BERMUDA
006 219 852	MACQUARIE RISK ADVISORY SERVICES LIMITED	AUSTRALIA
003 898 413	MACQUARIE RISK MANAGEMENT ADVISORY PTY LIMITED	AUSTRALIA
119 105 896	MACQUARIE ROBINSONS PTY LIMITED	AUSTRALIA
121 066 493	MACQUARIE RPD HOLDINGS PTY LTD	AUSTRALIA
20-4438523	MACQUARIE SC INVESTMENTS INC	UNITED STATES
063 267 032	MACQUARIE SCIENCE HOLDINGS PTY LIMITED	AUSTRALIA
199704430K	MACQUARIE SECURITIES (ASIA) PTE LIMITED	SINGAPORE

002 832 126	MACQUARIE SECURITIES (AUSTRALIA) LIMITED	AUSTRALIA
418160-3	MACQUARIE SECURITIES (CANADA) LTD	CANADA
11-89592	MACQUARIE SECURITIES (INDIA) PRIVATE LIMITED	INDIA
MC - 134609	MACQUARIE SECURITIES (JAPAN) LIMITED	CAYMAN ISLANDS
15184/2070	MACQUARIE SECURITIES (MAURITIUS) LIMITED	MAURITIUS
1748511	MACQUARIE SECURITIES (NEW ZEALAND) LIMITED	NEW ZEALAND
180496	MACQUARIE SECURITIES (PHILIPPINES) INC	PHILIPPINES
198702912C	MACQUARIE SECURITIES (SINGAPORE) PTE LIMITED	SINGAPORE
2382080/8809385	MACQUARIE SECURITIES (USA) INC	UNITED STATES
104-81-99444	MACQUARIE SECURITIES KOREA LIMITED	KOREA
135973	MACQUARIE SECURITIES LIMITED	HONG KONG
003 435 443	MACQUARIE SECURITIES MANAGEMENT PTY LIMITED	AUSTRALIA
2006/023546/07	MACQUARIE SECURITIES SOUTH AFRICA LIMITED	SOUTH AFRICA
641342	MACQUARIE SECURITISATION (HONG KONG) LIMITED	HONG KONG
075 289 002	MACQUARIE SECURITISATION (OBU) PTY LIMITED	AUSTRALIA
003 297 336	MACQUARIE SECURITISATION LIMITED	AUSTRALIA
20- 1702053	MACQUARIE SECURITIZATION USA LLC	UNITED STATES
496224	MACQUARIE SERVICES (HONG KONG) LIMITED	HONG KONG
200513362E	MACQUARIE SERVICES SINGAPORE PTE LIMITED	SINGAPORE
098 705 341	MACQUARIE SOUTH KINGSCLIFF PTY LIMITED	AUSTRALIA
B84472539	MACQUARIE SPAIN S.L	SPAIN
	MACQUARIE SPECIALISED ASSET MANAGEMENT (BERMUDA) LIMITED	BERMUDA
075 295 608	MACQUARIE SPECIALISED ASSET MANAGEMENT 2 LIMITED	AUSTRALIA
087 382 965	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED	AUSTRALIA
418161-1	MACQUARIE SPECIALIZED FINANCING LTD	CANADA
065 747 417	MACQUARIE STRUCTURED PRODUCTS (INTERNATIONAL) LIMITED	AUSTRALIA
583318	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED	BRITISH VIRGIN ISLANDS
008 607 074	MACQUARIE STRUCTURED PRODUCTS AUSTRALIA LIMITED	AUSTRALIA
008 607 038	MACQUARIE SWAN STREET PTY LIMITED	AUSTRALIA
092 034 403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD	AUSTRALIA
092 034 485	MACQUARIE SYNDICATE NOMINEE PTY LTD	AUSTRALIA
069 344 289	MACQUARIE SYNDICATION (NO. 22) PTY. LIMITED	AUSTRALIA
069 344 387	MACQUARIE SYNDICATION (NO. 23) PTY. LIMITED	AUSTRALIA
062 060 879	MACQUARIE SYNDICATION (NO. 7) PTY. LIMITED	AUSTRALIA
065 309 033	MACQUARIE SYNDICATION (NO.12) PTY LIMITED	AUSTRALIA
392769-T	MACQUARIE TECHNOLOGIES (M) SDN BHD	KUALA LUMPUR
421234	MACQUARIE TECHNOLOGY FINANCE LIMITED	IRELAND
124 335 593	MACQUARIE TECHNOLOGY FINANCE PTY LIMITED	AUSTRALIA
	MACQUARIE TECHNOLOGY HOLDINGS (MALTA) LIMITED	MALTA
080 218 846	MACQUARIE TECHNOLOGY INVESTMENTS LIMITED	AUSTRALIA
009 641 196	MACQUARIE TECHNOLOGY SERVICES PTY LTD	AUSTRALIA
080 472 751	MACQUARIE TECHNOLOGY VENTURES PTY LTD	AUSTRALIA
100 708 254	MACQUARIE TELECOMMUNICATIONS HOLDINGS PTY LTD	AUSTRALIA
008 606 782	MACQUARIE THIRTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 906	MACQUARIE THIRTY-THIRD AVIATION LEASING PTY. LIMITED	AUSTRALIA
009 642 933	MACQUARIE TOURISM & LEISURE PTY LIMITED	AUSTRALIA
	MACQUARIE TRADING SERVICES INC	UNITED STATES
1888243	MACQUARIE TREASURY FINANCE (NZ) LIMITED	NEW ZEALAND
	MACQUARIE TREASURY MANAGEMENT LTD.	BERMUDA
232767	MACQUARIE TREUVERMOEGEN GMBH	GERMANY
008 607 029	MACQUARIE TWELFTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 607 109	MACQUARIE TWENTIETH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 853	MACQUARIE TWENTY-EIGHTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 844	MACQUARIE TWENTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
115 219 988	MACQUARIE UK PROPERTY MANAGEMENT PTY LIMITED	AUSTRALIA
261723	MACQUARIE VEHICLES (NZ) LIMITED	NEW ZEALAND
HRB 56359	MACQUARIE VERWALTUNGS GMBH	GERMANY
168966	MACQUARIE WEALTH MANAGEMENT (INDIA) PRIVATE LIMITED	INDIA
117 212 763	MACT FRANCHISE PTY LIMITED	AUSTRALIA
116 209 057	MACT HOLDING COMPANY LIMITED	AUSTRALIA
116 208 803	MACT NETWORK PTY LIMITED	AUSTRALIA
120 032 822	MACT RENTAL PTY LIMITED	AUSTRALIA
006 010 500	MAIL HOLDINGS PTY LIMITED	AUSTRALIA
090 975 456	MARGIN LENDING NOMINEES PTY LIMITED	AUSTRALIA
102 964 312	MASL NO. 2 PTY LIMITED	AUSTRALIA
44918	MAYVEN INTERNATIONAL LIMITED	ENGLAND/WALES
5842104	MAYVEN UK PLC	ENGLAND/WALES

123 851 436	MBL (NOOSA) PTY LTD	AUSTRALIA
008 607 092	MBL REALTY INVESTMENT MANAGEMENT PTY. LIMITED	AUSTRALIA
001 330 132	MBL RIVER LINKS PTY LIMITED	AUSTRALIA
363941	MC CAPITAL GROUP	IRELAND
069 343 693	MC CAPITAL HOLDINGS NO.1 PTY LIMITED	AUSTRALIA
069 343 791	MC CAPITAL HOLDINGS NO.2 PTY LIMITED	AUSTRALIA
078 223 382	MCF LEASING PTY LIMITED	AUSTRALIA
SC280388	MEIF (SCOTLAND) GP LIMITED	SCOTLAND
4866246	MEIF (UK) LIMITED	ENGLAND WALES
006 238 482	MEMNON PTY. LIMITED	AUSTRALIA
007 226 306	MENDLESHAM CORPORATION PTY. LIMITED	AUSTRALIA
084 781 555	MERIT MANAGEMENT NO.1 PTY LIMITED	AUSTRALIA
084 781 493	MERIT NO.1 PTY LIMITED	AUSTRALIA
44919	MGIG INTERNATIONAL LIMITED	UNITED KINGDOM
5841526	MGIG UK HOLDINGS LIMITED	ENGLAND/WALES
5841526	MGIG UK LIMITED	ENGLAND/WALES
	MGIG US HOLDINGS LLC	UNITED STATES
	MIF US INVESTMENT HOLDINGS LLC	UNITED STATES
	MIF US INVESTMENT PARTNERSHIP	UNITED STATES
BC0758550	MIH (ABBOTSFORD) HOLDINGS LIMITED	CANADA
BC0758549	MIH (VANCOUVER) HOLDINGS LIMITED	CANADA
	MIH BERMUDA 1 LIMITED	BERMUDA
	MIH BERMUDA 2 LIMITED	BERMUDA
	MIH LUXEMBOURG SA	LUXEMBOURG
4261648	MIHI LLC	UNITED STATES
	MIOM 2 LIMITED	ISLE OF MAN
59705	MIREF INTERNATIONAL HOLDINGS LIMITED	MAURITIUS
124 392 829	MITCHELL HEALTH PARTNERSHIP HOLDINGS PTY LIMITED	AUSTRALIA
124 393 166	MITCHELL HEALTH PARTNERSHIP PTY LIMITED	AUSTRALIA
	MJL ACE LTD	JAPAN
	MJL BAY LTD	JAPAN
	MJL COOKIE LTD	JAPAN
	MJL HAWK LTD	JAPAN
	MJL IMPULSE LTD	JAPAN
20- 1702053	MMUSA WAREHOUSE NO 1 LLC	UNITED STATES
	MONGOOSE ACQUISITION LLC	UNITED STATES
103 410 297	MONGOOSE PTY LTD	AUSTRALIA
WK-133920	MONKWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
086 587 608	MONT PARK DEVELOPMENT COMPANY PTY LIMITED	AUSTRALIA
061 160 558	MQ CAPITAL PTY LIMITED	AUSTRALIA
092 552 811	MQ PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
200703288K	MQ SPECIALISED INVESTMENT MANAGEMENT (SINGAPORE) PTE LIMITED	SINGAPORE
086 438 995	MQ SPECIALIST INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
124 335 333	MTF HOLDINGS PTY LIMITED	AUSTRALIA
117 100 615	MUSASHI INVESTOR PTY LIMITED	AUSTRALIA
001 902 165	MXMM FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
003 337 675	NANWAY NOMINEES PTY LIMITED	AUSTRALIA
	NDI NO.1 LLC	UNITED STATES
111 180 271	NEW MEDIA HOLDINGS PTY LIMITED	AUSTRALIA
079 630 603	OMNI LEISURE OPERATIONS PTY LIMITED	AUSTRALIA
092 609 428	OMNI SPORTS MANAGEMENT PTY LTD	AUSTRALIA
113 519 823	OT HOLDINGS PTY LIMITED	AUSTRALIA
071 982 244	PACIFIC RIM OPERATIONS LIMITED	AUSTRALIA
008 586 365	PARAY PTY. LIMITED	AUSTRALIA
107 805 452	PARENTS@WORK PTY LIMITED	AUSTRALIA
008 596 656	PARSEES PTY LIMITED	AUSTRALIA
180547	PASLEY INTERNATIONAL LIMITED	VIRGIN ISLANDS, BRITISH
116 467 237	PELLMAC PTY LIMITED	AUSTRALIA
6053196	PETERBOROUGH (PROGRESS HEALTH) HOLDINGS LIMITED	ENGLAND/WALES
6052726	PETERBOROUGH (PROGRESS HEALTH) NOMINEE LIMITED	ENGLAND/WALES
6054824	PETERBOROUGH (PROGRESS HEALTH) PLC	ENGLAND/WALES
115 622 449	PIB PROJECT CO A PTY LIMITED	AUSTRALIA
115 622 458	PIB PROJECT CO B PTY LIMITED	AUSTRALIA
117 100 599	PLEIADES INVESTOR PTY LIMITED	AUSTRALIA
	PLEIADES YUGEN KAISHA	JAPAN
080 106 412	POLAR FINANCE LIMITED	AUSTRALIA
079 990 568	PRINCIPLE HOLDINGS NO 2 PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
	PT MACQUARIE KONSULTAN INDONESIA	INDONESIA

09.03.1.67.21972	PT MACQUARIE SECURITIES INDONESIA	INDONESIA
111 086 705	PTK INVESTOR PTY LIMITED	AUSTRALIA
070 603 824	PUMA FINANCE LIMITED	AUSTRALIA
064 904 212	PUMA MANAGEMENT PTY LIMITED	AUSTRALIA
069 344 190	Q RENT PTY LIMITED	AUSTRALIA
5504362	RADIO UK HOLDINGS LIMITED	ENGLAND/WALES
118 472 441	RANSHAR PTY LTD	AUSTRALIA
008 606 880	REMA NOMINEES PTY. LIMITED	AUSTRALIA
054 982 106	RESIDCO PTY. LIMITED	AUSTRALIA
119 974 819	RETIREMENT VILLAGES GROUP MANAGEMENT LIMITED	AUSTRALIA
119 974 597	RETIREMENT VILLAGES GROUP R.E. LIMITED	AUSTRALIA
WK-119868	ROPEMAKER STREET INVESTMENTS LIMITED	CAYMAN ISLANDS
005 129 984	ROSS PLASTICS PTY LTD	AUSTRALIA
008 566 427	RUGARNO PTY LIMITED	AUSTRALIA
071 366 339	SANTORINI ONE PTY LIMITED	AUSTRALIA
008 597 840	SECURE AUSTRALIA MANAGEMENT PTY. LIMITED	AUSTRALIA
058 639 688	SEDULOUS INVESTMENTS PTY LIMITED	AUSTRALIA
003 484 259	SHALINA PTY LIMITED	AUSTRALIA
3100036445	SHANGHAI CHENGLI PROPERTIES CO LTD	CHINA
	SHERLOCK SECURITIES LIMITED	CAYMAN ISLANDS
008 508 030	SPAL PTY LIMITED	AUSTRALIA
075 364 064	STRUCTURED PRIME ASSET RECEIVABLES (SPARS) NO. 1 PTY LIMITED	AUSTRALIA
113 707 216	SYDNEY WEST HOUSING PARTNERSHIP PTY LIMITED	AUSTRALIA
050 069 817	SYNDICATED ASSET MANAGEMENT PTY. LIMITED	AUSTRALIA
	TAIKANSAN KAIHATSU LIMITED	JAPAN
	TECHNOLOGY INVESTMENTS (LUXEMBOURG) S.A.R.L.	LUXEMBOURG
085 355 770	TEGENSEE PTY LIMITED	AUSTRALIA
070 142 951	TELBANE PTY LTD	AUSTRALIA
079 630 649	TEN7 PTY LIMITED	AUSTRALIA
064 721 080	TOUCHSTONE LIVING PTY LIMITED	AUSTRALIA
009 633 603	TRYPTIC PTY LIMITED	AUSTRALIA
116 908 608	UPL (BONNYRIGG) PTY LIMITED	AUSTRALIA
114 734 986	UPL (BRIBIE ISLAND) PTY LIMITED	AUSTRALIA
114 734 557	UPL (CATHERINE FIELD) PTY LIMITED	AUSTRALIA
116 908 537	UPL (KIRRA) PTY LIMITED	AUSTRALIA
113 665 455	UPL (LEOPOLD) PTY LIMITED	AUSTRALIA
115 007 915	UPL (LIVERPOOL) PTY LIMITED	AUSTRALIA
116 908 653	UPL (NO 10) PTY LIMITED	AUSTRALIA
116 908 493	UPL (NO 6) PTY LIMITED	AUSTRALIA
116 908 582	UPL (NO 7) PTY LIMITED	AUSTRALIA
116 908 635	UPL (NO 9) PTY LIMITED	AUSTRALIA
115 793 685	UPL (NSW) PTY LIMITED	AUSTRALIA
115 007 933	UPL (PORTARLINGTON) PTY LIMITED	AUSTRALIA
120 934 741	UPL (QLD) PTY LIMITED	AUSTRALIA
085 359 833	UPL (SA) PTY LIMITED	AUSTRALIA
084 657 618	UPL (UNDERDALE) PTY LIMITED	AUSTRALIA
115 912 822	UPL (VIC) PTY LIMITED	AUSTRALIA
095 793 141	UPL (WA) PTY LTD	AUSTRALIA
115 007 755	UPL (WHITBY) PTY LIMITED	AUSTRALIA
081 119 619	UPL DEVELOPMENTS PTY LIMITED	AUSTRALIA
115 007 882	UPL MACQUARIE PTY LIMITED	AUSTRALIA
096 705 296	UPL RIVER LINKS INVESTMENTS PTY LTD	AUSTRALIA
055 500 902	UPMILL NOMINEES PTY LIMITED	AUSTRALIA
113 918 166	URBAN PACIFIC (BEROWRA) PTY LIMITED	AUSTRALIA
115 131 345	URBAN PACIFIC (FLETCHER) PTY LIMITED	AUSTRALIA
114 197 429	URBAN PACIFIC (SOMERSET) PTY LIMITED	AUSTRALIA
081 119 495	URBAN PACIFIC LIMITED	AUSTRALIA
092 034 458	URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED	AUSTRALIA
008 592 916	UTOPIA PTY LIMITED	AUSTRALIA
003 201 303	VALCORA PTY LIMITED	AUSTRALIA
080 218 622	VICWIRE PARTNERSHIP PTY LIMITED	AUSTRALIA
079 878 783	VOLATIC PTY LIMITED	AUSTRALIA
079 865 311	VOLBING PTY LIMITED	AUSTRALIA
095 793 169	VUE APARTMENTS PTY LTD	AUSTRALIA
200604119K	WARATAH AIRCRAFT LEASING PTE LTD	SINGAPORE
122 740 327	WATTLE POINT SPV PTY LIMITED	AUSTRALIA
	WILMINGTON INVESTMENT FUND NO.1 LIMITED LLC	UNITED STATES
HRA 22450	WINDKRAFT HOLLEBEN 1 GMBH & CO KG	GERMANY

	WINDPARK BIPPEN GRUNSTUCKS GMBH & CO KG	GERMANY
054 813 080	WOODROSS NOMINEES PTY. LIMITED	AUSTRALIA
002 736 423	WUXTA PTY LIMITED	AUSTRALIA
5532428	YBR FEEDER GP LIMITED	ENGLAND/WALES
MC-142957	YEUNG UK NO.1	CAYMAN ISLANDS
BC0725255	YUKON RIVER BRIDGE INVESTMENT MANAGEMENT LTD.	CANADA
002 798 503	ZELENKA PTY LIMITED	AUSTRALIA
008 644 362	ZOFFANIES PTY. LIMITED	AUSTRALIA

ANNEXURE 'B'

This is the annexure marked 'B' of 1 page referred to in the Notice of Initial Substantial Holder

Dennis Leong
Company Secretary, Macquarie Bank Limited
17 April 2007

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change per security (7)	Number and Class of Securities		Person's votes affected
13/04/2007	MQSIML	Purchase of Securities	$ 7.35	1,641	fp stp	1,641
13/04/2007	MQSIML	Purchase of Securities	$ 7.35	103	fp stp	103
13/04/2007	MQSIML	Purchase of Securities	$ 7.35	130	fp stp	130
13/04/2007	MQSIML	Purchase of Securities	$ 7.35	518	fp stp	518
13/04/2007	MQSIML	Purchase of Securities	$ 7.34	2,000	fp stp	2,000
13/04/2007	MQSIML	Purchase of Securities	$ 7.37	2,181	fp stp	2,181
13/04/2007	MQSIML	Purchase of Securities	$ 7.38	800	fp stp	800
13/04/2007	MQSIML	Purchase of Securities	$ 7.38	1,348	fp stp	1,348
13/04/2007	MQSIML	Purchase of Securities	$ 7.38	1,796	fp stp	1,796
13/04/2007	MQSIML	Purchase of Securities	$ 7.38	98	fp stp	98
13/04/2007	MQSIML	Purchase of Securities	$ 7.38	469	fp stp	469
13/04/2007	MQSIML	Purchase of Securities	$ 7.38	69	fp stp	69
13/04/2007	MQSIML	Purchase of Securities	$ 7.38	465	fp stp	465
12/04/2007	MQSIML	Purchase of Securities	$ 7.35	663	fp stp	663
12/04/2007	MQSIML	Purchase of Securities	$ 7.35	3,195	fp stp	3,195
12/04/2007	MQSIML	Purchase of Securities	$ 7.35	949	fp stp	949
12/04/2007	MQSIML	Purchase of Securities	$ 7.33	329	fp stp	329
12/04/2007	MQSIML	Purchase of Securities	$ 7.28	1,048	fp stp	1,048
12/04/2007	MQSIML	Purchase of Securities	$ 7.28	1,711	fp stp	1,711
12/04/2007	MQSIML	Purchase of Securities	$ 7.25	3,313	fp stp	3,313
12/04/2007	MQSIML	Purchase of Securities	$ 7.24	467	fp stp	467
13/04/2007	MIML	Purchase of Securities	$ 7.35	479,905	fp stp	479,905
13/04/2007	MIML	Purchase of Securities	$ 7.17	479,905	fp stp	479,905
13/04/2007	MIML	Purchase of Securities	$ 7.36	1,141,790	fp stp	1,141,790
12/04/2007	MIML	Purchase of Securities	$ 7.36	1,143,060	fp stp	1,143,060

Macquarie Bank Limited
ACN 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 9799
Facsimile:
(02) 8232 4437

Email Address
elizabeth.ninness@macquarie.com

Please telephone
Liz Ninness on
(02) 8232 9799
if complete transmission
not received.

Compliance, RMD

Attention	Company Announcements	**Date**	16 April 2007
Company	ASX		
Fax No	1900 999 279	**Pages**	13 (incl. this page)
From	Liz Ninness	**Priority**	Routine

MACQUARIE

Message

FORM 605:

Attached FORM 605 re Macquarie Goodman Group (MGQ).

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To	Company Name	**Macquarie Goodman Group** Level 10 60 Castlereagh Street Sydney NSW 2000
	ABN	09 213 839

1. Details of substantial holder [1]

Name	Macquarie Bank Limited ("MBL") and its controlled bodies corporate listed in Annexure A (the "MBL Group")
ACN (if applicable)	008 583 542
The holder ceased to be a substantial holder on:	11 April 2007
The previous notice was given to the company on:	2 April 2007
The previous notice was dated:	26 March 2007

2. Changes in relevant interests

The Particulars of each change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number of	and Class Securities	Person's votes affected
					Fully paid	
See	Annexure B					

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed then nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
MBL & MBL Group Entities	Controlled Entities

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL Group	C/- Level 3, 25 National Circuit, Forrest, ACT. 2603
Maquarie Bank Limited 'MBL'	C/- Level 3, 25 National Circuit, Forrest, ACT. 2603
Macquarie Private Portfolio Management Limited 'MPPM'	C/- Level 15, 1 Martin Place, Sydney, NSW, 2000
Macquarie Investment Management Limited 'MIML'	C/- Level 15, 1 Martin Place, Sydney, NSW, 2000
Macquarie Life Limited 'MLL'	C/- Level 15, 1 Martin Place, Sydney, NSW, 2000
National Nominees Limited	5th Floor, 271 Collins St., Melbourne, VIC 3000
State Street Australia Limited	L. 18, 338 Pitt St., Sydney, NSW 2000
JP Morgan Nominees	L. 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
State Trustee	L. 18, 338 Pitt St., Sydney, NSW 2000
Commonwealth Custodial Services Ltd	George St., Sydney, NSW 2000
Bond St. Custodians Ltd.	Lvl 12, 20 Bond St, Sydney, NSW 2000

Signature

print name Dennis Leong capacity Company Secretary

sign here [signature] date 16 April 2007

ANNEXURE 'A'

This is the annexure marked 'A' of 12 pages referred to in the Notice of ceasing to be a Substantial Holder

Dennis Leong
Company Secretary, Macquarie Bank Limited
16 April 2007

CONTROLLED BODIES CORPORATE

AUSCONO	COMPANY NAME	JURISDICTION
2083875	2083875 ONTARIO INC.	CANADA
6578268	6578268 CANADA INC	CANADA
124 437 574	ACCESS GP CO PTY LIMITED	AUSTRALIA
124 437 421	ACCESS LP CO PTY LIMITED	AUSTRALIA
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED	CAYMAN ISLANDS
078 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED	AUSTRALIA
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	AUSTRALIA
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	AUSTRALIA
075 176 993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	AUSTRALIA
008 640 177	ALEATORY PTY. LIMITED	AUSTRALIA
081 119 477	ALLOCA (NO. 4) PTY. LIMITED	AUSTRALIA
	AMAZON PARTICIPACOES DO BRASIL S.A.	BRAZIL
106 608 422	AMICUS CURIAE PTY LIMITED	AUSTRALIA
078 953 607	AMT MANAGEMENT LIMITED	AUSTRALIA
WK-131747	ASHER SECURITIES LIMITED	CAYMAN ISLANDS
124 437 609	ASIAN PACIFIC PROPERTY 2007 PTY LIMITED	AUSTRALIA
097 550 519	ATM SOLUTIONS AUSTRALASIA PTY LIMITED	AUSTRALIA
093 979 223	BAO WAVE PTY LIMITED	AUSTRALIA
059 814 818	BAROSSA GE PTY LIMITED	AUSTRALIA
008 604 966	BELIKE NOMINEES PTY. LIMITED	AUSTRALIA
008 607 065	BOND STREET CUSTODIANS LIMITED	AUSTRALIA
008 606 924	BOND STREET INVESTMENTS PTY. LIMITED	AUSTRALIA
071 247 606	BOND STREET LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
004 580 004	BOSTON AUSTRALIA PTY LIMITED	AUSTRALIA
005 008 702	BOSTON LEASING PTY. LIMITED	AUSTRALIA
06091645	BRUNA MOON SL	SPAIN
88217	BUNHILL INVESTMENTS UNLIMITED	JERSEY
002 865 830	BUTTONWOOD NOMINEES PTY LIMITED	AUSTRALIA
079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	AUSTRALIA
4800336	CAPITAL METERS HOLDINGS LIMITED	ENGLAND/WALES
4800317	CAPITAL METERS LIMITED	ENGLAND/WALES
006 200 899	CASL FINANCIAL SERVICES PTY. LIMITED	AUSTRALIA
008 585 804	CENFORD PTY LIMITED	AUSTRALIA
113 484 165	CENTAURUS INVESTOR PTY LIMITED	AUSTRALIA
61681 C1/GBL	CHENGDU PROPERTY INVESTMENT LIMITED	MAURITIUS
WK-133807	CHISWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
104 331 795	COIN SOFTWARE PTY LIMITED	AUSTRALIA
002 737 868	COLDAVA PTY LIMITED	AUSTRALIA
079 775 134	CONCEPT BLUE PROPERTY PTY LTD	AUSTRALIA
071 292 647	CONNECTEAST MANAGEMENT LIMITED	AUSTRALIA
104 379 491	CORIOLIS HOLDINGS PTY LIMITED	AUSTRALIA
03241012	CORONA ENERGY LIMITED	UNITED KINGDOM
03241002	CORONA ENERGY RETAIL 1 LIMITED	UNITED KINGDOM
SC138229	CORONA ENERGY RETAIL 2 LIMITED	SCOTLAND
02746961	CORONA ENERGY RETAIL 3 LIMITED	UNITED KINGDOM
02798334	CORONA ENERGY RETAIL 4 LIMITED	UNITED KINGDOM
02879748	CORONA GAS MANAGEMENT LIMITED	UNITED KINGDOM
03425562	CORONA POWER MANAGEMENT LIMITED	UNITED KINGDOM
006 346 952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED	AUSTRALIA
	CYGNUS GODO KAISHA	JAPAN
WK-129317	DELANO SECURITIES LIMITED	CAYMAN ISLANDS
	DENEBOLA YUGEN KAISHA	JAPAN
29510304	DESPEN BAYLE COPENHAGEN A/S	DENMARK
5843881	DESPEN BAYLE LIMITED	UNITED KINGDOM
008 606 871	DEXIN NOMINEES PTY. LIMITED	AUSTRALIA

083 158 409	DIVCO 10 PTY LIMITED	AUSTRALIA
097 290 876	DIVCO 100 PTY LIMITED	AUSTRALIA
097 290 894	DIVCO 102 PTY LIMITED	AUSTRALIA
097 290 901	DIVCO 103 PTY LIMITED	AUSTRALIA
097 290 938	DIVCO 106 PTY LIMITED	AUSTRALIA
097 290 956	DIVCO 108 PTY LIMITED	AUSTRALIA
097 290 072	DIVCO 114 PTY LIMITED	AUSTRALIA
083 158 436	DIVCO 12 PTY LIMITED	AUSTRALIA
101 190 603	DIVCO 120 PTY LIMITED	AUSTRALIA
101 190 612	DIVCO 121 PTY LIMITED	AUSTRALIA
101 190 621	DIVCO 122 PTY LIMITED	AUSTRALIA
101 190 630	DIVCO 123 PTY LIMITED	AUSTRALIA
101 190 701	DIVCO 128 PTY LIMITED	AUSTRALIA
101 190 667	DIVCO 129 PTY LIMITED	AUSTRALIA
101 190 676	DIVCO 130 PTY LIMITED	AUSTRALIA
105 344 956	DIVCO 137 PTY LIMITED	AUSTRALIA
105 346 049	DIVCO 139 PTY LIMITED	AUSTRALIA
105 346 549	DIVCO 147 PTY LIMITED	AUSTRALIA
083 158 463	DIVCO 15 PTY LIMITED	AUSTRALIA
105 346 567	DIVCO 156 PTY LIMITED	AUSTRALIA
110 051 684	DIVCO 157 PTY LIMITED	AUSTRALIA
105 346 521	DIVCO 158 PTY LIMITED	AUSTRALIA
101 190 576	DIVCO 161 PTY LIMITED	AUSTRALIA
097 290 885	DIVCO 163 PTY LIMITED	AUSTRALIA
097 290 965	DIVCO 167 PTY LIMITED	AUSTRALIA
083 158 490	DIVCO 17 PTY LIMITED	AUSTRALIA
083 158 516	DIVCO 18 PTY LIMITED	AUSTRALIA
083 158 534	DIVCO 19 PTY LIMITED	AUSTRALIA
083 158 301	DIVCO 2 PTY LIMITED	AUSTRALIA
083 158 589	DIVCO 21 PTY LIMITED	AUSTRALIA
083 158 623	DIVCO 23 PTY LIMITED	AUSTRALIA
083 158 650	DIVCO 24 PTY LIMITED	AUSTRALIA
083 158 669	DIVCO 26 PTY LIMITED	AUSTRALIA
083 158 703	DIVCO 28 PTY LIMITED	AUSTRALIA
083 158 712	DIVCO 29 PTY LTD	AUSTRALIA
083 158 329	DIVCO 3 PTY LIMITED	AUSTRALIA
083 158 730	DIVCO 30 PTY LIMITED	AUSTRALIA
083 158 776	DIVCO 32 PTY LIMITED	AUSTRALIA
083 158 892	DIVCO 38 PTY LIMITED	AUSTRALIA
088 347 568	DIVCO 42 PTY LIMITED	AUSTRALIA
083 159 040	DIVCO 43 PTY LIMITED	AUSTRALIA
083 159 059	DIVCO 44 PTY LIMITED	AUSTRALIA
083 159 077	DIVCO 45 PTY LIMITED	AUSTRALIA
083 159 120	DIVCO 47 PTY LIMITED	AUSTRALIA
083 159 157	DIVCO 50 PTY LIMITED	AUSTRALIA
083 159 175	DIVCO 51 PTY LIMITED	AUSTRALIA
088 347 451	DIVCO 52 PTY LIMITED	AUSTRALIA
088 347 479	DIVCO 54 PTY LIMITED	AUSTRALIA
088 347 504	DIVCO 58 PTY LIMITED	AUSTRALIA
088 347 513	DIVCO 59 PTY LIMITED	AUSTRALIA
083 158 374	DIVCO 6 PTY LIMITED	AUSTRALIA
088 347 522	DIVCO 60 PTY LIMITED	AUSTRALIA
088 347 531	DIVCO 61 PTY LIMITED	AUSTRALIA
093 601 015	DIVCO 63 PTY LIMITED	AUSTRALIA
093 601 033	DIVCO 65 PTY LIMITED	AUSTRALIA
093 601 079	DIVCO 68 PTY LIMITED	AUSTRALIA
093 601 097	DIVCO 70 PTY LIMITED	AUSTRALIA
105 343 959	DIVCO 72 PTY LIMITED	AUSTRALIA
093 601 122	DIVCO 74 PTY LIMITED	AUSTRALIA
093 601 140	DIVCO 76 PTY LIMITED	AUSTRALIA
093 601 168	DIVCO 79 PTY LIMITED	AUSTRALIA
083 158 392	DIVCO 8 PTY LIMITED	AUSTRALIA
097 289 962	DIVCO 81 PTY LIMITED	AUSTRALIA
097 289 980	DIVCO 83 PTY LIMITED	AUSTRALIA
097 290 009	DIVCO 85 PTY LIMITED	AUSTRALIA
097 290 027	DIVCO 87 PTY LIMITED	AUSTRALIA
097 290 054	DIVCO 89 PTY LIMITED	AUSTRALIA
097 290 063	DIVCO 90 PTY LIMITED	AUSTRALIA
097 290 812	DIVCO 95 PTY LIMITED	AUSTRALIA
81-0600564	DIVERSIFIED CLO INVESTMENTS NO.1 INC	UNITED STATES
109 819 418	DIVERSIFIED CMBS AUSTRALIA HOLDINGS PTY LIMITED	AUSTRALIA
094 631 964	EASTERN SEA INVESTMENTS PTY LIMITED	AUSTRALIA
118 345 332	EASTERN STATES LIMITED	AUSTRALIA

069 344 001	ELISE NOMINEES PTY LIMITED	AUSTRALIA
006 435 810	EQUITAS NOMINEES PTY. LIMITED	AUSTRALIA
114 174 211	ESCALATOR 2005 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
114 174 220	ESCALATOR 2005 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 542	ESCALATOR 2005-2 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 533	ESCALATOR 2005-2 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
120 435 841	ESCALATOR 2006 (AUSTRALIAN PROPERTY) PTY LIMITED	AUSTRALIA
111 360 528	ESCALATOR AUSTRALIAN INVESTMENT COMPANY PTY LIMITED	AUSTRALIA
111 494 574	ESCALATOR GP CO PTY LIMITED	AUSTRALIA
111 494 663	ESCALATOR INCOME NOTE CO PTY LIMITED	AUSTRALIA
111 494 467	ESCALATOR LP CO PTY LIMITED	AUSTRALIA
MC-510292	EUROPEAN FINANCIAL INVESTMENTS FUND LIMITED	CAYMAN ISLANDS
MC-150410	EUROPEAN FINANCIAL INVESTMENTS LIMITED	CAYMAN ISLANDS
559916	EVEREST ABSOLUTE RETURN II LIMITED	BRITISH VIRGIN ISLANDS
009 836 131	FELTER PTY LIMITED	AUSTRALIA
008 604 466	FOUCAULT PTY LIMITED	AUSTRALIA
20-2384759	FREMANTLE WIND HOLDINGS INC	UNITED STATES
088 928 298	FUNDCORP HOLDINGS PTY LIMITED	AUSTRALIA
106 204 882	FUNDCORP PTY LIMITED	AUSTRALIA
116 419 071	FUTURE SCHOOLS PARTNERSHIP PTY LIMITED	AUSTRALIA
008 542 685	GALANTHUS AUSTRALIA PTY LIMITED	AUSTRALIA
001 581 031	GALANTHUS LEASING PTY LIMITED	AUSTRALIA
068 104 558	GARACHINE PTY LIMITED	AUSTRALIA
054 001 400	GATESUN PTY. LIMITED	AUSTRALIA
133 289 1	GENERATOR BONDS LIMITED	NEW ZEALAND
108 026 437	GENERATOR CHARITIES AUSTRALIA PTY LIMITED	AUSTRALIA
103 116 954	GENERATOR INVESTMENTS AUSTRALIA LIMITED	AUSTRALIA
092 375 329	GIFT SECURITIES PTY LIMITED	AUSTRALIA
009 642 942	GILLMAN PTY. LIMITED	AUSTRALIA
105 819 181	GLOBAL DEBT INVESTMENTS NO.4 PTY LIMITED	AUSTRALIA
MC143292	GLOBAL STAR GP LTD	CAYMAN ISLANDS
008 604 484	GLORIOLE PTY LIMITED	AUSTRALIA
008 637 241	HAFLING PTY LIMITED	AUSTRALIA
415492	HBEAR CO. NO 1 LIMITED	IRELAND
104 324 441	HEMISPHERE SERVICES PTY LIMITED	AUSTRALIA
000 758 010	HILLSAM NOMINEES PTY. LIMITED	AUSTRALIA
104 173 891	HUB X PTY LIMITED	AUSTRALIA
002 757 020	IDAMENEO (NO. 79) NOMINEES PTY. LIMITED	AUSTRALIA
009 642 979	INDEMCO PTY LIMITED	AUSTRALIA
65764	INFRASTRUCTURE INVESTMENT NO. 2 LTD.	CAYMAN ISLANDS
073 710 942	INFRASTRUCTURE INVESTMENTS NO 1 PTY LIMITED	AUSTRALIA
0356202	INSURANCE PAY CANADA INC	CANADA
	INVESTMENT PORTFOLIO FUNDING LLC	UNITED STATES
	INVESTMENT PORTFOLIO HOLDINGS INC	OTHER
	JAPAN AUTOMOBILE ROAD CORPORATION LIMITED	JAPAN
0199 02 036303	JIG HOLDINGS LIMITED	JAPAN
009 641 114	JUBILEE PTY. LIMITED	AUSTRALIA
008 605 070	KALLERAD PTY. LIMITED	AUSTRALIA
081 119 440	KENSINGTON BANKS PTY LIMITED	AUSTRALIA
1652751	KIDS FIRST PROPERTIES LIMITED	NEW ZEALAND
	KNIK ARM CROSSING, LLC	UNITED STATES
111 060 587	LACHLAN WEALTH MANAGEMENT LIMITED	AUSTRALIA
003 250 833	LANROD PTY LIMITED	AUSTRALIA
008 604 920	LIANA PTY. LIMITED	AUSTRALIA
117 213 064	LIVE PAYMENTS PTY LIMITED	AUSTRALIA
118 029 664	M&I DEBT INVESTMENTS PTY LIMITED	AUSTRALIA
118 029 342	M&I INVESTMENTS HOLDINGS PTY LIMITED	AUSTRALIA
080 473 025	MAC IT 2000 PTY LIMITED	AUSTRALIA
096 705 109	MACQUARIE (1 NICHOLSON STREET) NOMINEES PTY LTD	AUSTRALIA
116 308 466	MACQUARIE (171 COLLINS ST) PTY LIMITED	AUSTRALIA
115 007 817	MACQUARIE (454 COLLINS STREET) PTY LIMITED	AUSTRALIA
093 438 414	MACQUARIE (ARNCLIFFE) PTY LTD	AUSTRALIA
198500776M	MACQUARIE (ASIA) PTE LTD	SINGAPORE
116 467 031	MACQUARIE (DERRIMUT) PTY LIMITED	AUSTRALIA
200228	MACQUARIE (HK) FINANCIAL SERVICES LIMITED	HONG KONG
611405	MACQUARIE (HONG KONG) LIMITED	HONG KONG
	MACQUARIE (JAPAN) LIMITED	JAPAN
463469-W	MACQUARIE (MALAYSIA) SDN BHD	KUALA LUMPUR
110 256 418	MACQUARIE (PYRMONT) PTY LIMITED	AUSTRALIA
4196639	MACQUARIE 161, LLC	UNITED STATES
008 594 885	MACQUARIE ACCEPTANCES LIMITED	AUSTRALIA
095 180 788	MACQUARIE ADMIN SERVICES PTY LIMITED	AUSTRALIA
20001234/07	MACQUARIE AFRICA (PROPRIETARY) LIMITED	SOUTH AFRICA

CR-121760	MACQUARIE AIRCRAFT LEASING NO.1 LIMITED	CAYMAN ISLANDS
	MACQUARIE AIRCRAFT LEASING SERVICES (UK) LIMITED	UNITED KINGDOM
075 295 760	MACQUARIE AIRPORTS MANAGEMENT LIMITED	AUSTRALIA
094 406 756	MACQUARIE ALLIANCES PTY LIMITED	AUSTRALIA
103 237 181	MACQUARIE ALTERNATIVE ASSETS MANAGEMENT LIMITED	AUSTRALIA
086 159 060	MACQUARIE ALTERNATIVE INVESTMENTS LIMITED	AUSTRALIA
010174903-3379259	MACQUARIE AMERICAS CORP	UNITED STATES
124 071 414	MACQUARIE AMERICAS HOLDINGS PTY LTD	AUSTRALIA
071 501 963	MACQUARIE ASIA HOLDINGS PTY LIMITED	AUSTRALIA
619928	MACQUARIE ASIA LIMITED	HONG KONG
	MACQUARIE ASIA PROPERTY ADVISORS LIMITED	BERMUDA
37186	MACQUARIE ASIA REAL ESTATE LIMITED	BERMUDA
105 453 638	MACQUARIE ASIA REAL ESTATE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED	VIRGIN ISLANDS, BRITISH
	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED (SINGAPORE BRANCH)	SINGAPORE
103 780 089	MACQUARIE ASIAN INVESTMENTS PTY LIMITED	AUSTRALIA
064 219 601	MACQUARIE ASSET FINANCE LIMITED	AUSTRALIA
001 263 583	MACQUARIE ASSET MANAGEMENT LIMITED	AUSTRALIA
081 706 167	MACQUARIE ASSET SERVICES LIMITED	AUSTRALIA
WK-128186	MACQUARIE AUSTRALIA COMPUTER SYSTEMS LEASING PTY LIMITED	CAYMAN ISLANDS
077 193 956	MACQUARIE AUSTRALIA FINANCE PTY LIMITED	AUSTRALIA
006 055 796	MACQUARIE AUSTRALIA INTERNATIONAL PTY LIMITED	AUSTRALIA
002 542 136	MACQUARIE AUSTRALIA LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
008 640 168	MACQUARIE AUSTRALIA MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
000 736 210	MACQUARIE AUSTRALIA PTY LIMITED	AUSTRALIA
074 453 286	MACQUARIE AUSTRALIA SECURITIES LIMITED	AUSTRALIA
008 660 811	MACQUARIE AUSTRALIA TECHNOLOGY PTY LIMITED	AUSTRALIA
121 836 191	MACQUARIE AVENIR NO. 1 PTY LIMITED	AUSTRALIA
121 836 235	MACQUARIE AVENIR NO 2 PTY LIMITED	AUSTRALIA
075 176 733	MACQUARIE AVIATION (NO. 1) LIMITED	AUSTRALIA
368579	MACQUARIE AVIATION CAPITAL FINANCE LIMITED	IRELAND
368589	MACQUARIE AVIATION CAPITAL GROUP	IRELAND
368580	MACQUARIE AVIATION CAPITAL LIMITED	IRELAND
124 071 432	MACQUARIE B.H. PTY LTD	AUSTRALIA
008 583 542	MACQUARIE BANK LIMITED	AUSTRALIA
001 531 997	MACQUARIE BANK SUPERANNUATION PTY. LIMITED	AUSTRALIA
109 280 819	MACQUARIE BATHURST STREET PTY LIMITED	AUSTRALIA
13926	MACQUARIE BETEILIGUNGSTREUHAND GMBH	GERMANY
CNPJ 03.516.449/0001	MACQUARIE BRASIL PARTICIPACOES LTDA	BRAZIL
083 822 404	MACQUARIE BUSINESS BROKING SERVICES PTY LTD	AUSTRALIA
423532-2	MACQUARIE CANADA HOLDINGS LTD	CANADA
4265301	MACQUARIE CANADIAN INFRASTRUCTURE MANAGEMENT LIMITED	CANADA
6489800	MACQUARIE CANADIAN INVESTMENT HOLDINGS LTD.	CANADA
605377-7	MACQUARIE CAPITAL (CANADA) LTD	CANADA
	MACQUARIE CAPITAL (JAPAN) LIMITED	JAPAN
352816	MACQUARIE CAPITAL (NZ) LIMITED	NEW ZEALAND
105 777 704	MACQUARIE CAPITAL ALLIANCE MANAGEMENT LIMITED	AUSTRALIA
88464	MACQUARIE CAPITAL FUNDING (GP) LIMITED	JERSEY
110 605 724	MACQUARIE CAPITAL FUNDING (LP) PTY LIMITED	AUSTRALIA
	MACQUARIE CAPITAL FUNDING L.P.	UNITED KINGDOM
FN 215363K	MACQUARIE CAPITAL GMBH	AUSTRIA
	MACQUARIE CAPITAL KOREA CO LTD	KOREA
04242665	MACQUARIE CAPITAL LIMITED	ENGLAND/WALES
006 938 825	MACQUARIE CAPITAL MARKETS NOMINEES PTY LIMITED	AUSTRALIA
57952 C1/GBL	MACQUARIE CAPITAL MAURITIUS LIMITED	MAURITIUS
169009	MACQUARIE CAYMAN HOLDINGS 2 CO	CAYMAN ISLANDS
168347	MACQUARIE CAYMAN HOLDINGS CO	CAYMAN ISLANDS
124 022 126	MACQUARIE CHEONGNA INVESTMENT PTY LTD	AUSTRALIA
097 868 687	MACQUARIE CLO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
065 178 618	MACQUARIE CLO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
006 198 910	MACQUARIE COMMERCIAL LEASING VIC PTY. LIMITED	AUSTRALIA
05259474	MACQUARIE COMMODITIES (UK) LIMITED	ENGLAND/WALES
05259503	MACQUARIE COMMODITIES FINANCE (UK) LIMITED	ENGLAND/WALES
	MACQUARIE COMMODITIES FUND LTD	BERMUDA
066 047 738	MACQUARIE COMMUNICATIONS INFRASTRUCTURE MANAGEMENT LIMITED	AUSTRALIA
111 117 465	MACQUARIE COMMUNITY PARTNERSHIPS LIMITED	AUSTRALIA
096 629 471	MACQUARIE CONCEPT BLUE PTY LTD	AUSTRALIA

664379-5	MACQUARIE COOK ENERGY CANADA LTD	CANADA
664382-5	MACQUARIE COOK ENERGY HOLDINGS CANADA LTD	CANADA
93-1043421	MACQUARIE COOK ENERGY, LLC	UNITED STATES
	MACQUARIE COOK POWER INC	UNITED STATES
2569853	MACQUARIE CORIOLIS HOLDINGS INC	UNITED STATES
	MACQUARIE CORONA ENERGY HOLDINGS LIMITED	UNITED KINGDOM
911031568	MACQUARIE CORPORATE FINANCE (USA) INC	UNITED STATES
123 199 548	MACQUARIE CORPORATE FINANCE AUSTRALIA LIMITED	AUSTRALIA
008 606 862	MACQUARIE CORPORATE FINANCE HOLDINGS PTY LTD	AUSTRALIA
008 595 426	MACQUARIE CORPORATE FINANCE LIMITED	AUSTRALIA
20-1536176	MACQUARIE COTTON INTERNATIONAL INC	UNITED STATES
069 709 468	MACQUARIE COUNTRYWIDE MANAGEMENT LIMITED	AUSTRALIA
075 067 631	MACQUARIE DEBF PTY LIMITED	AUSTRALIA
29318190	MACQUARIE DENMARK LIMITED A/S	DENMARK
008 596 950	MACQUARIE DEPOSITS PTY. LIMITED	AUSTRALIA
102 607 616	MACQUARIE DEVELOPMENT CAPITAL II PTY LIMITED	AUSTRALIA
082 018 399	MACQUARIE DEVELOPMENT CAPITAL PTY LIMITED	AUSTRALIA
091 936 515	MACQUARIE DEVELOPMENT DIRECTION PTY LIMITED	AUSTRALIA
115 402 349	MACQUARIE DIGITAL PTY LIMITED	AUSTRALIA
084 828 473	MACQUARIE DIRECT INVESTMENT A LIMITED	AUSTRALIA
084 828 437	MACQUARIE DIRECT INVESTMENT B LIMITED	AUSTRALIA
008 607 083	MACQUARIE DIRECT INVESTMENT LIMITED	AUSTRALIA
073 623 784	MACQUARIE DIRECT PROPERTY MANAGEMENT LIMITED	AUSTRALIA
085 795 651	MACQUARIE DISTRIBUTION PTY LIMITED	AUSTRALIA
	MACQUARIE DISTRICT ENERGY MANAGEMENT INC	UNITED STATES
114 099 795	MACQUARIE DIVERSIFIED ASSET ADVISORY PTY LIMITED	AUSTRALIA
096 211 424	MACQUARIE DIVERSIFIED INVESTMENT SERVICES PTY LIMITED	AUSTRALIA
098 127 578	MACQUARIE DIVERSIFIED INVESTMENTS NO 2 PTY LTD	AUSTRALIA
098 127 569	MACQUARIE DIVERSIFIED INVESTMENTS NO 3 PTY LTD	AUSTRALIA
094 464 365	MACQUARIE DIVERSIFIED PORTFOLIO INVESTMENTS PTY LIMITED	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (EBB3) LLC	UNITED STATES
113 054 569	MACQUARIE DYNAMIC MANAGEMENT (EBB3) PTY LTD	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (USA) INC	UNITED STATES
106 197 488	MACQUARIE DYNAMIC MANAGEMENT PTY LIMITED	AUSTRALIA
2304923	MACQUARIE ELECTRONICS CONSULTING INC	UNITED STATES
363806	MACQUARIE ELECTRONICS LIMITED	IRELAND
363803	MACQUARIE ELECTRONICS REMARKETING LIMITED	IRELAND
1976834	MACQUARIE ELECTRONICS USA INC	UNITED STATES
MC-177879	MACQUARIE EMERGING MARKETS FINANCE LIMITED	CAYMAN ISLANDS
664374-4	MACQUARIE ENERGY HOLDINGS CANADA LTD	CANADA
122 300 592	MACQUARIE ENERGY HOLDINGS PTY LTD	AUSTRALIA
20-3690485	MACQUARIE ENERGY NORTH AMERICA FINANCE INC.	UNITED STATES
20-3690322	MACQUARIE ENERGY NORTH AMERICA TRADING INC.	UNITED STATES
067 299 923	MACQUARIE EQUIPMENT FINANCE PTY LTD	AUSTRALIA
112 079 268	MACQUARIE EQUIPMENT RENTALS PTY LIMITED	AUSTRALIA
485394	MACQUARIE EQUITIES (ASIA) LIMITED	HONG KONG
063 906 392	MACQUARIE EQUITIES (US) HOLDINGS PTY. LIMITED	AUSTRALIA
	MACQUARIE EQUITIES BRASIL ADMINISTRACAO DE FUNDOS E PARTICIPACAO LTDA	BRAZIL
WN 1114218	MACQUARIE EQUITIES CUSTODIANS LIMITED	NEW ZEALAND
002 574 923	MACQUARIE EQUITIES LIMITED	AUSTRALIA
WN/1007806	MACQUARIE EQUITIES NEW ZEALAND LIMITED	NEW ZEALAND
200408424K	MACQUARIE EQUITIES SERVICES SINGAPORE PTE. LTD.	SINGAPORE
001 374 572	MACQUARIE EQUITY CAPITAL MARKETS LIMITED	AUSTRALIA
	MACQUARIE ESCALATOR 2005-2 (COMMODITIES INDEX) LP	AUSTRALIA
	MACQUARIE ESCALATOR 2005-2 (EQUITIES INDEX) LP	AUSTRALIA
3704031	MACQUARIE EUROPE LIMITED	ENGLAND/WALES
114 801 464	MACQUARIE EUROPEAN FINANCIAL INVESTMENTS PTY LTD	AUSTRALIA
078 771 123	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED	AUSTRALIA
6146573	MACQUARIE EUROPEAN INVESTMENT HOLDINGS LIMITED	UNITED KINGDOM
112 017 919	MACQUARIE EUROPEAN INVESTMENTS PTY LIMITED	AUSTRALIA
116 582 524	MACQUARIE FARM ASSETS AND RESOURCES MANAGEMENT LIMITED	AUSTRALIA
086 587 635	MACQUARIE FILMED INVESTMENTS PTY LTD	AUSTRALIA
1065067	MACQUARIE FINANCE (NZ) LIMITED	NEW ZEALAND
2984767	MACQUARIE FINANCE (UK) LIMITED	ENGLAND/WALES
20-5871391	MACQUARIE FINANCE (USA) INC	UNITED STATES
	MACQUARIE FINANCE AMERICAS INC	UNITED STATES
118 817 440	MACQUARIE FINANCE HOLDINGS LIMITED	AUSTRALIA
001 214 964	MACQUARIE FINANCE LIMITED	AUSTRALIA
5645886	MACQUARIE FINANCIAL INFRASTRUCTURE ALLIANCE LIMITED	UNITED KINGDOM
155 537	MACQUARIE FINANCIAL INFRASTRUCTURE FUND	CAYMAN ISLANDS

422814-6	MACQUARIE FINANCIAL LTD	CANADA
095 135 694	MACQUARIE FINANCIAL PRODUCTS MANAGEMENT LIMITED	AUSTRALIA
008 606 764	MACQUARIE FIRST AVIATION LEASING PTY. LIMITED	AUSTRALIA
069 344 154	MACQUARIE FLEET LEASING PTY LIMITED	AUSTRALIA
093 752 946	MACQUARIE FORESTRY SERVICES PTY LIMITED	AUSTRALIA
113 113 214	MACQUARIE FORTRESS INVESTMENTS LIMITED	AUSTRALIA
008 607 047	MACQUARIE FOURTEENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
110 356 968	MACQUARIE FP FUNDING PTY LIMITED	AUSTRALIA
2005B04004	MACQUARIE FRANCE SARL	FRANCE
43-2082900	MACQUARIE FUND ADVISER, LLC	UNITED STATES
	MACQUARIE FUNDING HOLDINGS INC	UNITED STATES
6581935	MACQUARIE FUNDING INC	CANADA
LP00000352	MACQUARIE FUNDING LIMITED PARTNERSHIP	AUSTRALIA
20-3783039	MACQUARIE FUNDS MANAGEMENT (USA) INC.	UNITED STATES
093 177 407	MACQUARIE FUNDS MANAGEMENT HOLDINGS PTY LIMITED	AUSTRALIA
724745	MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED	HONG KONG
006 880 217	MACQUARIE FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
	MACQUARIE FUNDS MANAGEMENT SPC	CAYMAN ISLANDS
170	MACQUARIE FUTURES & OPTIONS (HONG KONG) LIMITED	HONG KONG
111631	MACQUARIE FUTURES (ASIA) LIMITED	HONG KONG
	MACQUARIE FUTURES USA INC	UNITED STATES
084 388 947	MACQUARIE GLOBAL DEBT INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
075 176 779	MACQUARIE GLOBAL DEBT INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
	MACQUARIE GLOBAL FINANCE SERVICES (MAURITIUS) LIMITED	MAURITIUS
5259497	MACQUARIE GLOBAL INVESTMENTS (UK) LIMITED	UNITED KINGDOM
110 930 964	MACQUARIE GLOBAL PROPERTY FUNDS LIMITED	AUSTRALIA
168982	MACQUARIE GLOBAL SERVICES PRIVATE LIMITED	INDIA
5822726	MACQUARIE GLOBAL UTILITY INVESTMENTS GP LIMITED	ENGLAND/WALES
5488013	MACQUARIE GP LIMITED	ENGLAND/WALES
5718600	MACQUARIE GP2 LIMITED	UNITED KINGDOM
124 071 389	MACQUARIE GROUP (US) HOLDINGS NO.1 PTY LTD	AUSTRALIA
200412291W	MACQUARIE GROUP HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
122 169 340	MACQUARIE GROUP HOLDINGS LIMITED	AUSTRALIA
124 071 405	MACQUARIE GROUP HOLDINGS NO.1 LTD	AUSTRALIA
124 071 398	MACQUARIE GROUP HOLDINGS NO.2 LTD	AUSTRALIA
124 071 476	MACQUARIE GROUP HOLDINGS NO.3 PTY LTD	AUSTRALIA
123 199 253	MACQUARIE GROUP INTERNATIONAL HOLDINGS PTY LIMITED	AUSTRALIA
122 169 279	MACQUARIE GROUP LIMITED	AUSTRALIA
245979	MACQUARIE GROUP NEW ZEALAND LIMITED	NEW ZEALAND
599031	MACQUARIE HALLWAY PROPERTY LIMITED	BRITISH VIRGIN ISLANDS
	MACQUARIE HARBOURSIDE ASSET MANAGEMENT LIMITED	CAYMAN ISLANDS
112 058 072	MACQUARIE HEALTH AND RETIREMENT PTY LIMITED	AUSTRALIA
100 509 975	MACQUARIE HEALTH HOLDINGS PTY LTD	AUSTRALIA
200703280D	MACQUARIE HOLDINGS (SINGAPORE) PTE. LTD	SINGAPORE
2428034/8809391	MACQUARIE HOLDINGS (U.S.A.) INC	UNITED STATES
116 381 634	MACQUARIE HORTICULTURAL SERVICES PTY LIMITED	AUSTRALIA
262361	MACQUARIE I.T. (NZ) LIMITED	NEW ZEALAND
421022	MACQUARIE IH IRELAND LIMITED	IRELAND
	MACQUARIE IMM INVESTMENT MANAGEMENT CO LIMITED	KOREA
991311787/3075842	MACQUARIE INC	UNITED STATES
116 548 880	MACQUARIE INCOME INVESTMENTS LIMITED	AUSTRALIA
11-90696	MACQUARIE INDIA ADVISORY SERVICES PRIVATE LIMITED	INDIA
68341	MACQUARIE INDIAN AIRPORTS ONE LIMITED	MAURITIUS
68340	MACQUARIE INDIAN AIRPORTS TWO LIMITED	MAURITIUS
071 501 918	MACQUARIE INDONESIA HOLDINGS PTY LIMITED	AUSTRALIA
077 595 012	MACQUARIE INFRASTRUCTURE DEBT MANAGEMENT LIMITED	AUSTRALIA
074 311 390	MACQUARIE INFRASTRUCTURE FUNDS MANAGEMENT LIMITED	AUSTRALIA
5755862	MACQUARIE INFRASTRUCTURE GP LIMITED	ENGLAND/WALES
170.3.028.960-5	MACQUARIE INFRASTRUCTURE HOLDINGS AG	SWITZERLAND
072 609 271	MACQUARIE INFRASTRUCTURE INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
072 652 736	MACQUARIE INFRASTRUCTURE LIMITED	AUSTRALIA
112 772 871	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED	AUSTRALIA
06823M	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED - SINGAPORE BRANCH	SINGAPORE
	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC	UNITED STATES
072 677 993	MACQUARIE INFRASTRUCTURE NO.2 LIMITED	AUSTRALIA
4339673	MACQUARIE INFRASTRUCTURE PARTNERS CANADA GP LTD	CANADA
20-4166306	MACQUARIE INFRASTRUCTURE PARTNERS INC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PARTNERS U.S GP LLC	UNITED STATES

	MACQUARIE INFRASTRUCTURE PRIVATE TRUSTEE COMPANY LIMITED	BERMUDA
	MACQUARIE INFRASTRUKTUR MANAGEMENT GMBH	GERMANY
200505701K	MACQUARIE INSURANCE (SINGAPORE) PTE. LTD.	SINGAPORE
117767C	MACQUARIE INTERNATIONAL ADVISORY LIMITED	ISLE OF MAN
502151	MACQUARIE INTERNATIONAL CAPITAL MARKETS LIMITED	HONG KONG
092 986 263	MACQUARIE INTERNATIONAL FINANCE LIMITED	AUSTRALIA
4125302	MACQUARIE INTERNATIONAL HOLDINGS LIMITED	ENGLAND/WALES
108 590 996	MACQUARIE INTERNATIONAL INVESTMENTS PTY LIMITED	AUSTRALIA
01802574	MACQUARIE INTERNATIONAL LIMITED	ENGLAND/WALES
169002	MACQUARIE INTERNATIONAL NEW YORK PARKING CO	CAYMAN ISLANDS
078 980 666	MACQUARIE INTERNATIONAL PROPERTY SERVICES PTY. LIMITED	AUSTRALIA
169050	MACQUARIE INTERNATIONAL SC INVESTMENTS CO	CAYMAN ISLANDS
	MACQUARIE INTERNATIONAL SMALL CAP ROADS CO	CAYMAN ISLANDS
2579363	MACQUARIE INTERNATIONALE HOLDINGS LIMITED	ENGLAND/WALES
4957256	MACQUARIE INTERNATIONALE INVESTMENTS LIMITED	ENGLAND/WALES
36631	MACQUARIE INVESTMENT (HONG KONG) LIMITED	HONG KONG
0785179	MACQUARIE INVESTMENT ADVISORY (BEIJING) CO LTD	CHINA
122 939 600	MACQUARIE INVESTMENT HOLDINGS LIMITED	AUSTRALIA
WN 1114216	MACQUARIE INVESTMENT MANAGEMENT (NZ) LIMITED	NEW ZEALAND
3976881	MACQUARIE INVESTMENT MANAGEMENT (UK) LIMITED	UNITED KINGDOM
002 867 003	MACQUARIE INVESTMENT MANAGEMENT LTD	AUSTRALIA
071 745 401	MACQUARIE INVESTMENT SERVICES LIMITED	AUSTRALIA
WK-133609	MACQUARIE INVESTMENTS (SINGAPORE) LIMITED	CAYMAN ISLANDS
4104671	MACQUARIE INVESTMENTS (UK) LIMITED	ENGLAND/WALES
20-5871327	MACQUARIE INVESTMENTS (USA) INC	UNITED STATES
5582630	MACQUARIE INVESTMENTS 1 LIMITED	ENGLAND/WALES
5708696	MACQUARIE INVESTMENTS 2 LIMITED	ENGLAND/WALES
069 416 977	MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED	AUSTRALIA
74953	MACQUARIE INVESTMENTS DEUTSCHLAND GMBH	GERMANY
	MACQUARIE INVESTMENTS LLC	UNITED STATES
119 211 433	MACQUARIE INVESTORS PTY LTD	AUSTRALIA
459515-H	MACQUARIE IT SDN BHD	KUALA LUMPUR
107 147 222	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED	AUSTRALIA
107 147 168	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED	AUSTRALIA
117 560 282	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED	AUSTRALIA
0199-03-012590	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED (JAPAN BRANCH)	JAPAN
117 560 415	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED	AUSTRALIA
0199-03-012591	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED (JAPAN BRANCH)	JAPAN
	MACQUARIE JAPAN PROPERTY TRUST	AUSTRALIA
119 108 053	MACQUARIE JAQUES PTY LIMITED	AUSTRALIA
110 990 184	MACQUARIE JIN LIN PTY LIMITED	AUSTRALIA
122 774 289	MACQUARIE KEMBLE WATER HOLDINGS PTY LTD	AUSTRALIA
104-81-53531	MACQUARIE KOREA CO. LTD	KOREA
104-81-95716	MACQUARIE KOREA OPPORTUNITIES MANAGEMENT, INC.	KOREA
5487970	MACQUARIE KOREAN INVESTMENT HOLDINGS LIMITED	ENGLAND/WALES
001156	MACQUARIE LEASING (CHINA) CO LIMITED	CHINA
243880	MACQUARIE LEASING (NZ) LIMITED	NEW ZEALAND
2997799	MACQUARIE LEASING (UK) LIMITED	ENGLAND/WALES
05867292	MACQUARIE LEASING LIMITED	UNITED KINGDOM
002 675 032	MACQUARIE LEASING NSW PTY. LIMITED	AUSTRALIA
002 674 982	MACQUARIE LEASING PTY. LIMITED	AUSTRALIA
010 529 638	MACQUARIE LEASING QLD PTY. LIMITED	AUSTRALIA
105 453 834	MACQUARIE LEISURE DEVELOPMENTS LIMITED	AUSTRALIA
079 630 676	MACQUARIE LEISURE MANAGEMENT LIMITED	AUSTRALIA
002 574 914	MACQUARIE LEISURE SERVICES PTY LIMITED	AUSTRALIA
206 344	MACQUARIE LENDING NZ LIMITED	NEW ZEALAND
003 963 773	MACQUARIE LIFE LIMITED	AUSTRALIA
122 572 641	MACQUARIE LIVESTOCK COMPANY LIMITED	AUSTRALIA
564 589 8	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS 2 LIMITED	UNITED KINGDOM
5582620	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS LIMITED	ENGLAND/WALES
5582628	MACQUARIE LONDON EXCHANGE INVESTMENTS LIMITED	ENGLAND/WALES
20-5426915	MACQUARIE LONGVIEW ACQUISITIONS LLC	UNITED STATES
4986957	MACQUARIE LONGVIEW HOLDINGS INC	UNITED STATES
20-5426915	MACQUARIE LONGVIEW MIDSTREAM LLC	UNITED STATES
20-5426915	MACQUARIE LONGVIEW UPSTREAM LLC	UNITED STATES
114 174 168	MACQUARIE LP FINANCE COMPANY PTY LIMITED	AUSTRALIA
117 033 637	MACQUARIE LPT HOLDINGS 2 PTY LIMITED	AUSTRALIA

117 033 226	MACQUARIE LPT HOLDINGS PTY LIMITED	AUSTRALIA
	MACQUARIE LUXEMBOURG INVESTMENT SARL	LUXEMBOURG
115 036 470	MACQUARIE MANAGED INVESTMENTS LIMITED	AUSTRALIA
116 208 354	MACQUARIE MANAGEMENT COMPANY (ISF) 3 LIMITED	AUSTRALIA
51142 C1/GBL	MACQUARIE MAURITIUS INVESTMENTS LIMITED	MAURITIUS
116 007 740	MACQUARIE MCO HOLDINGS PTY LIMITED	AUSTRALIA
3720443	MACQUARIE MDT HOLDINGS INC	UNITED STATES
108 538 218	MACQUARIE MEDIA FUND MANAGEMENT LIMITED	AUSTRALIA
115 524 019	MACQUARIE MEDIA MANAGEMENT LIMITED	AUSTRALIA
639997-5	MACQUARIE METALS AND ENERGY CAPITAL (CANADA) LTD.	CANADA
4921203	MACQUARIE METERS 1 (UK) LIMITED	ENGLAND/WALES
4920378	MACQUARIE METERS 2 (UK) LIMITED	ENGLAND/WALES
095 180 564	MACQUARIE MIDDLE EAST HOLDINGS PTY LIMITED	AUSTRALIA
115 524 028	MACQUARIE MIDDLE EAST MANAGEMENT LIMITED	AUSTRALIA
112 748 599	MACQUARIE MIDDLE EAST REAL ESTATE CAPITAL HOLDINGS PTY LTD	AUSTRALIA
51-0566317	MACQUARIE MISSISSIPPI GAS INC.	UNITED STATES
117 033 431	MACQUARIE MOORE STREET PTY LIMITED	AUSTRALIA
120 070 788	MACQUARIE MORTGAGES CANADA HOLDINGS PTY LIMITED	AUSTRALIA
057 760 175	MACQUARIE MORTGAGES PTY LIMITED	AUSTRALIA
010473862/3438695	MACQUARIE MORTGAGES USA INC	UNITED STATES
009 636 257	MACQUARIE N.T. LEASING PTY LIMITED	AUSTRALIA
200404077D	MACQUARIE NE HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
20-3569351	MACQUARIE NEW YORK PARKING INC.	UNITED STATES
334868	MACQUARIE NEW ZEALAND LIMITED	NEW ZEALAND
418159-0	MACQUARIE NORTH AMERICA HOLDINGS LTD	CANADA
348101-8	MACQUARIE NORTH AMERICA LTD.	CANADA
393998-7	MACQUARIE NORTH AMERICA SECURITIES LTD	CANADA
107 464 620	MACQUARIE NOTE INVESTMENTS PTY LIMITED	AUSTRALIA
008 595 711	MACQUARIE NZ HOLDINGS PTY LIMITED	AUSTRALIA
006 765 206	MACQUARIE OFFICE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE OFFICE TRS SERVICES INC	UNITED STATES
	MACQUARIE ONE LIMITED	UNITED ARAB EMIRATES
002 934 705	MACQUARIE OPTIONS PTY. LIMITED	AUSTRALIA
108 538 003	MACQUARIE PARKING INFRASTRUCTURE PTY LIMITED	AUSTRALIA
111 494 172	MACQUARIE PARTNERSHIP FINANCE CO PTY LIMITED	AUSTRALIA
107 464 264	MACQUARIE PARTNERSHIP INVESTMENT HOLDINGS PTY LIMITED	AUSTRALIA
122 169 368	MACQUARIE PASTORAL MANAGEMENT LTD	AUSTRALIA
122 169 304	MACQUARIE PASTORAL SERVICES LTD	AUSTRALIA
115 251 619	MACQUARIE PAYMENTS INFRASTRUCTURE HOLDINGS PTY LIMITED	AUSTRALIA
091 686 929	MACQUARIE PHOTONICS PTY LIMITED	AUSTRALIA
093 919 727	MACQUARIE PIB MANAGEMENT PTY LIMITED	AUSTRALIA
107 464 586	MACQUARIE PORTFOLIO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
107 464 540	MACQUARIE PORTFOLIO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
078 271 226	MACQUARIE PORTFOLIO SERVICES PTY LIMITED	AUSTRALIA
20-4044600	MACQUARIE PORTS INC	UNITED STATES
423531-2	MACQUARIE POWER MANAGEMENT LTD	CANADA
200703284G	MACQUARIE PRINCIPAL (SINGAPORE) PTE. LTD	SINGAPORE
112 561 501	MACQUARIE PRINCIPAL PTY LIMITED	AUSTRALIA
082 038 328	MACQUARIE PRISM PTY LIMITED	AUSTRALIA
116 782 006	MACQUARIE PRIVATE CAPITAL MANAGEMENT LIMITED	AUSTRALIA
WN1 144 511	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT (NZ) PTY LIMITED	NEW ZEALAND
089 987 388	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
074 453 393	MACQUARIE PROJECT FINANCE PTY LIMITED	AUSTRALIA
0199-01-089825	MACQUARIE PROPERTIES JAPAN LIMITED KK	JAPAN
064 904 169	MACQUARIE PROPERTY (OBU) PTY LIMITED	AUSTRALIA
104-81-74725	MACQUARIE PROPERTY ADVISORS KOREA LTD.	KOREA
008 606 826	MACQUARIE PROPERTY CHINA PTY LIMITED	AUSTRALIA
077 727 316	MACQUARIE PROPERTY DEVELOPMENT FINANCE LIMITED	AUSTRALIA
AK 540307	MACQUARIE PROPERTY FINANCE LIMITED	NEW ZEALAND
076 560 917	MACQUARIE PROPERTY FINANCE MANAGEMENT PTY LIMITED	AUSTRALIA
109 837 783	MACQUARIE PROPERTY FUNDS LIMITED	AUSTRALIA
065 678 962	MACQUARIE PROPERTY INTERNATIONAL PTY LIMITED	AUSTRALIA
105 453 736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 LIMITED	AUSTRALIA
120 957 333	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 5 LIMITED	AUSTRALIA
120 957 380	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 6 LIMITED	AUSTRALIA
088 772 203	MACQUARIE PROPERTY INVESTMENT MANAGEMENT HOLDINGS LIMITED	AUSTRALIA
124 282 364	MACQUARIE PUZZLE NO.1 PTY LIMITED	AUSTRALIA
124 282 319	MACQUARIE PUZZLE NO.2 PTY LIMITED	AUSTRALIA

124 683 218	MACQUARIE PUZZLE NO.3 PTY LIMITED	AUSTRALIA
124 683 174	MACQUARIE PUZZLE NO.4 PTY LIMITED	AUSTRALIA
124 683 147	MACQUARIE PUZZLE NO.5 PTY LIMITED	AUSTRALIA
124 683 110	MACQUARIE PUZZLE NO.6 PTY LIMITED	AUSTRALIA
113 621 024	MACQUARIE QUEEN STREET PTY LIMITED	AUSTRALIA
20-3609362	MACQUARIE RAIL INC.	UNITED STATES
6474756	MACQUARIE RAIL LIMITED	CANADA
115 220 123	MACQUARIE READING PTY LIMITED	AUSTRALIA
823285	MACQUARIE REAL ESTATE ASIA LIMITED	HONG KONG
095 918 068	MACQUARIE REAL ESTATE ASIA NOMINEES PTY LIMITED	AUSTRALIA
5778777	MACQUARIE REAL ESTATE EUROPE LIMITED	ENGLAND/WALES
1259575	MACQUARIE REAL ESTATE FINANCE CONSULTING INC	UNITED STATES
22-3845767	MACQUARIE REAL ESTATE FINANCE INC	UNITED STATES
20-5331405	MACQUARIE REAL ESTATE HOLDINGS INC	UNITED STATES
981422025-2920528	MACQUARIE REAL ESTATE INC	UNITED STATES
114 018 370	MACQUARIE REAL ESTATE INVESTMENTS PTY LIMITED	AUSTRALIA
058 056 616	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (ACT) PTY LIMITED	AUSTRALIA
003 420 460	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (NSW) PTY. LIMITED	AUSTRALIA
010 795 794	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (QLD) PTY LIMITED	AUSTRALIA
123 021 812	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (SA) PTY LIMITED	AUSTRALIA
123 021 938	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (TAS) PTY LIMITED	AUSTRALIA
005 996 725	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (VIC) PTY LIMITED	AUSTRALIA
079 672 450	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (WA) PTY LIMITED	AUSTRALIA
119 898 038	MACQUARIE REAL ESTATE MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
200509669E	MACQUARIE REAL ESTATE SINGAPORE PTE LIMITED	SINGAPORE
102 368 052	MACQUARIE REALTY SERVICES AUSTRALIA PTY LIMITED	AUSTRALIA
4535338	MACQUARIE REGIONAL SHAREHOLDINGS (UK) LIMITED	ENGLAND/WALES
112 147 350	MACQUARIE RENEWABLES HOLDINGS PTY LIMITED	AUSTRALIA
112 588 664	MACQUARIE RENEWABLES MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE RESOURCE CAPITAL CANADA LTD	CANADA
37450	MACQUARIE RG INVESTMENTS LIMITED	BERMUDA
006 219 852	MACQUARIE RISK ADVISORY SERVICES LIMITED	AUSTRALIA
003 898 413	MACQUARIE RISK MANAGEMENT ADVISORY PTY LIMITED	AUSTRALIA
119 105 898	MACQUARIE ROBINSONS PTY LIMITED	AUSTRALIA
121 066 493	MACQUARIE RPD HOLDINGS PTY LTD	AUSTRALIA
20-4438523	MACQUARIE SC INVESTMENTS INC	UNITED STATES
063 267 032	MACQUARIE SCIENCE HOLDINGS PTY LIMITED	AUSTRALIA
199704430K	MACQUARIE SECURITIES (ASIA) PTE LIMITED	SINGAPORE
002 832 126	MACQUARIE SECURITIES (AUSTRALIA) LIMITED	AUSTRALIA
418160-3	MACQUARIE SECURITIES (CANADA) LTD	CANADA
11-89592	MACQUARIE SECURITIES (INDIA) PRIVATE LIMITED	INDIA
MC - 134609	MACQUARIE SECURITIES (JAPAN) LIMITED	CAYMAN ISLANDS
15184/2070	MACQUARIE SECURITIES (MAURITIUS) LIMITED	MAURITIUS
1748511	MACQUARIE SECURITIES (NEW ZEALAND) LIMITED	NEW ZEALAND
180496	MACQUARIE SECURITIES (PHILIPPINES) INC	PHILIPPINES
198702912C	MACQUARIE SECURITIES (SINGAPORE) PTE LIMITED	SINGAPORE
2382080/8809385	MACQUARIE SECURITIES (USA) INC	UNITED STATES
104-81-99444	MACQUARIE SECURITIES KOREA LIMITED	KOREA
135973	MACQUARIE SECURITIES LIMITED	HONG KONG
003 435 443	MACQUARIE SECURITIES MANAGEMENT PTY LIMITED	AUSTRALIA
2006/023546/07	MACQUARIE SECURITIES SOUTH AFRICA LIMITED	SOUTH AFRICA
641342	MACQUARIE SECURITISATION (HONG KONG) LIMITED	HONG KONG
075 289 002	MACQUARIE SECURITISATION (OBU) PTY LIMITED	AUSTRALIA
003 297 336	MACQUARIE SECURITISATION LIMITED	AUSTRALIA
20- 1702053	MACQUARIE SECURITIZATION USA LLC	UNITED STATES
496224	MACQUARIE SERVICES (HONG KONG) LIMITED	HONG KONG
200513362E	MACQUARIE SERVICES SINGAPORE PTE LIMITED	SINGAPORE
096 705 341	MACQUARIE SOUTH KINGSCLIFF PTY LIMITED	AUSTRALIA
B84472539	MACQUARIE SPAIN S.L.	SPAIN
	MACQUARIE SPECIALISED ASSET MANAGEMENT (BERMUDA) LIMITED	BERMUDA
075 295 608	MACQUARIE SPECIALISED ASSET MANAGEMENT 2 LIMITED	AUSTRALIA
087 382 965	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED	AUSTRALIA
418161-1	MACQUARIE SPECIALIZED FINANCING LTD	CANADA

065 747 417	MACQUARIE STRUCTURED PRODUCTS (INTERNATIONAL) LIMITED	AUSTRALIA
583316	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED	BRITISH VIRGIN ISLANDS
008 607 074	MACQUARIE STRUCTURED PRODUCTS AUSTRALIA LIMITED	AUSTRALIA
008 607 038	MACQUARIE SWAN STREET PTY LIMITED	AUSTRALIA
092 034 403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD	AUSTRALIA
092 034 485	MACQUARIE SYNDICATE NOMINEE PTY LTD	AUSTRALIA
069 344 289	MACQUARIE SYNDICATION (NO. 22) PTY. LIMITED	AUSTRALIA
069 344 387	MACQUARIE SYNDICATION (NO. 23) PTY. LIMITED	AUSTRALIA
062 060 879	MACQUARIE SYNDICATION (NO. 7) PTY. LIMITED	AUSTRALIA
065 309 033	MACQUARIE SYNDICATION (NO.12) PTY LIMITED	AUSTRALIA
392769-T	MACQUARIE TECHNOLOGIES (M) SDN BHD	KUALA LUMPUR
421234	MACQUARIE TECHNOLOGY FINANCE LIMITED	IRELAND
124 335 593	MACQUARIE TECHNOLOGY FINANCE PTY LIMITED	AUSTRALIA
	MACQUARIE TECHNOLOGY HOLDINGS (MALTA) LIMITED	MALTA
080 218 846	MACQUARIE TECHNOLOGY INVESTMENTS LIMITED	AUSTRALIA
009 641 196	MACQUARIE TECHNOLOGY SERVICES PTY LTD	AUSTRALIA
080 472 751	MACQUARIE TECHNOLOGY VENTURES PTY LTD	AUSTRALIA
100 708 254	MACQUARIE TELECOMMUNICATIONS HOLDINGS PTY LTD	AUSTRALIA
008 606 782	MACQUARIE THIRTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 906	MACQUARIE THIRTY-THIRD AVIATION LEASING PTY. LIMITED	AUSTRALIA
009 642 933	MACQUARIE TOURISM & LEISURE PTY LIMITED	AUSTRALIA
	MACQUARIE TRADING SERVICES INC	UNITED STATES
1868243	MACQUARIE TREASURY FINANCE (NZ) LIMITED	NEW ZEALAND
	MACQUARIE TREASURY MANAGEMENT LTD.	BERMUDA
232767	MACQUARIE TREUVERMOEGEN GMBH	GERMANY
008 607 029	MACQUARIE TWELFTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 607 109	MACQUARIE TWENTIETH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 853	MACQUARIE TWENTY-EIGHTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 844	MACQUARIE TWENTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
115 219 988	MACQUARIE UK PROPERTY MANAGEMENT PTY LIMITED	AUSTRALIA
261723	MACQUARIE VEHICLES (NZ) LIMITED	NEW ZEALAND
HRB 56359	MACQUARIE VERWALTUNGS GMBH	GERMANY
168966	MACQUARIE WEALTH MANAGEMENT (INDIA) PRIVATE LIMITED	INDIA
117 212 763	MACT FRANCHISE PTY LIMITED	AUSTRALIA
116 209 057	MACT HOLDING COMPANY LIMITED	AUSTRALIA
116 208 803	MACT NETWORK PTY LIMITED	AUSTRALIA
120 032 822	MACT RENTAL PTY LIMITED	AUSTRALIA
008 010 500	MAIL HOLDINGS PTY LIMITED	AUSTRALIA
090 975 456	MARGIN LENDING NOMINEES PTY LIMITED	AUSTRALIA
102 964 312	MASL NO 2 PTY LIMITED	AUSTRALIA
44918	MAYVEN INTERNATIONAL LIMITED	ENGLAND/WALES
5842104	MAYVEN UK PLC	ENGLAND/WALES
123 851 436	MBL (NOOSA) PTY LTD	AUSTRALIA
008 607 092	MBL REALTY INVESTMENT MANAGEMENT PTY. LIMITED	AUSTRALIA
001 330 132	MBL RIVER LINKS PTY LIMITED	AUSTRALIA
363941	MC CAPITAL GROUP	IRELAND
069 343 693	MC CAPITAL HOLDINGS NO.1 PTY LIMITED	AUSTRALIA
069 343 791	MC CAPITAL HOLDINGS NO.2 PTY LIMITED	AUSTRALIA
078 223 382	MCF LEASING PTY LIMITED	AUSTRALIA
SC280388	MEIF (SCOTLAND) GP LIMITED	SCOTLAND
4866246	MEIF (UK) LIMITED	ENGLAND/WALES
006 238 482	MEMNON PTY. LIMITED	AUSTRALIA
007 226 306	MENDLESHAM CORPORATION PTY. LIMITED	AUSTRALIA
084 781 555	MERIT MANAGEMENT NO.1 PTY LIMITED	AUSTRALIA
084 781 493	MERIT NO.1 PTY LIMITED	AUSTRALIA
44919	MGIG INTERNATIONAL LIMITED	UNITED KINGDOM
5841526	MGIG UK HOLDINGS LIMITED	ENGLAND/WALES
5841526	MGIG UK LIMITED	ENGLAND/WALES
	MGIG US HOLDINGS LLC	UNITED STATES
	MIF US INVESTMENT HOLDINGS LLC	UNITED STATES
	MIF US INVESTMENT PARTNERSHIP	UNITED STATES
BC0758550	MIH (ABBOTSFORD) HOLDINGS LIMITED	CANADA
BC0758549	MIH (VANCOUVER) HOLDINGS LIMITED	CANADA
	MIH BERMUDA 1 LIMITED	BERMUDA
	MIH BERMUDA 2 LIMITED	BERMUDA
	MIH LUXEMBOURG SA	LUXEMBOURG
4261648	MIHI LLC	UNITED STATES
	MIOM 2 LIMITED	ISLE OF MAN
59705	MIREF INTERNATIONAL HOLDINGS LIMITED	MAURITIUS
124 392 829	MITCHELL HEALTH PARTNERSHIP HOLDINGS PTY LIMITED	AUSTRALIA
124 393 166	MITCHELL HEALTH PARTNERSHIP PTY LIMITED	AUSTRALIA
	MJL ACE LTD	JAPAN

	MJL BAY LTD	JAPAN
	MJL COOKIE LTD	JAPAN
	MJL HAWK LTD	JAPAN
	MJL IMPULSE LTD	JAPAN
20-1702053	MMUSA WAREHOUSE NO 1 LLC	UNITED STATES
	MONGOOSE ACQUISITION LLC	UNITED STATES
103 410 297	MONGOOSE PTY LTD	AUSTRALIA
WK-133920	MONKWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
086 587 608	MONT PARK DEVELOPMENT COMPANY PTY LIMITED	AUSTRALIA
081 160 558	MQ CAPITAL PTY LIMITED	AUSTRALIA
092 552 611	MQ PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
200703288K	MQ SPECIALISED INVESTMENT MANAGEMENT (SINGAPORE) PTE. LIMITED	SINGAPORE
086 438 995	MQ SPECIALIST INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
124 335 333	MTF HOLDINGS PTY LIMITED	AUSTRALIA
117 100 615	MUSASHI INVESTOR PTY LIMITED	AUSTRALIA
001 902 165	MXMM FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
003 337 675	NANWAY NOMINEES PTY LIMITED	AUSTRALIA
	NDI NO.1 LLC	UNITED STATES
111 180 271	NEW MEDIA HOLDINGS PTY LIMITED	AUSTRALIA
079 630 603	OMNI LEISURE OPERATIONS PTY LIMITED	AUSTRALIA
092 609 428	OMNI SPORTS MANAGEMENT PTY LTD	AUSTRALIA
113 519 823	OT HOLDINGS PTY LIMITED	AUSTRALIA
071 982 244	PACIFIC RIM OPERATIONS LIMITED	AUSTRALIA
008 586 365	PARAY PTY. LIMITED	AUSTRALIA
107 805 452	PARENTS@WORK PTY LIMITED	AUSTRALIA
008 596 656	PARSEES PTY LIMITED	AUSTRALIA
180547	PASLEY INTERNATIONAL LIMITED	VIRGIN ISLANDS, BRITISH
118 487 237	PELLMAC PTY LIMITED	AUSTRALIA
6053196	PETERBOROUGH (PROGRESS HEALTH) HOLDINGS LIMITED	ENGLAND/WALES
6052726	PETERBOROUGH (PROGRESS HEALTH) NOMINEE LIMITED	ENGLAND/WALES
6054624	PETERBOROUGH (PROGRESS HEALTH) PLC	ENGLAND/WALES
115 622 449	PIB PROJECT CO A PTY LIMITED	AUSTRALIA
115 622 458	PIB PROJECT CO B PTY LIMITED	AUSTRALIA
117 100 599	PLEIADES INVESTOR PTY LIMITED	AUSTRALIA
	PLEIADES YUGEN KAISHA	JAPAN
080 106 412	POLAR FINANCE LIMITED	AUSTRALIA
079 990 588	PRINCIPLE HOLDINGS NO 2 PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
	PT MACQUARIE KONSULTAN INDONESIA	INDONESIA
09.03.1.67.21972	PT MACQUARIE SECURITIES INDONESIA	INDONESIA
111 086 705	PTK INVESTOR PTY LIMITED	AUSTRALIA
070 603 824	PUMA FINANCE LIMITED	AUSTRALIA
064 904 212	PUMA MANAGEMENT PTY LIMITED	AUSTRALIA
069 344 190	Q RENT PTY LIMITED	AUSTRALIA
5504362	RADIO UK HOLDINGS LIMITED	ENGLAND/WALES
118 472 441	RANSHAR PTY LTD	AUSTRALIA
008 606 880	REMA NOMINEES PTY. LIMITED	AUSTRALIA
054 982 106	RESIDCO PTY. LIMITED	AUSTRALIA
119 974 819	RETIREMENT VILLAGES GROUP MANAGEMENT LIMITED	AUSTRALIA
119 974 597	RETIREMENT VILLAGES GROUP R.E. LIMITED	AUSTRALIA
WK-119866	ROPEMAKER STREET INVESTMENTS LIMITED	CAYMAN ISLANDS
005 129 984	ROSS PLASTICS PTY LTD	AUSTRALIA
006 566 427	RUGARNO PTY LIMITED	AUSTRALIA
071 366 339	SANTORINI ONE PTY LIMITED	AUSTRALIA
008 597 840	SECURE AUSTRALIA MANAGEMENT PTY. LIMITED	AUSTRALIA
058 639 688	SEDULOUS INVESTMENTS PTY LIMITED	AUSTRALIA
003 484 259	SHALINA PTY LIMITED	AUSTRALIA
3100036445	SHANGHAI CHENGLI PROPERTIES CO LTD	CHINA
	SHERLOCK SECURITIES LIMITED	CAYMAN ISLANDS
008 508 030	SPAL PTY LIMITED	AUSTRALIA
075 364 064	STRUCTURED PRIME ASSET RECEIVABLES (SPARS) NO. 1 PTY LIMITED	AUSTRALIA
113 707 216	SYDNEY WEST HOUSING PARTNERSHIP PTY LIMITED	AUSTRALIA
050 069 817	SYNDICATED ASSET MANAGEMENT PTY. LIMITED	AUSTRALIA
	TAIKANSAN KAIHATSU LIMITED	JAPAN
	TECHNOLOGY INVESTMENTS (LUXEMBOURG) S.A.R.L.	LUXEMBOURG
085 356 770	TEGENSEE PTY LIMITED	AUSTRALIA
070 142 951	TELBANE PTY LTD	AUSTRALIA
079 630 649	TEN7 PTY LIMITED	AUSTRALIA
064 721 080	TOUCHSTONE LIVING PTY LIMITED	AUSTRALIA
009 633 803	TRYPTIC PTY LIMITED	AUSTRALIA
116 308 608	UPL (BONNYRIGG) PTY LIMITED	AUSTRALIA
114 734 988	UPL (BRIBIE ISLAND) PTY LIMITED	AUSTRALIA

114 734 557	UPL (CATHERINE FIELD) PTY LIMITED	AUSTRALIA
116 908 537	UPL (KIRRA) PTY LIMITED	AUSTRALIA
113 665 455	UPL (LEOPOLD) PTY LIMITED	AUSTRALIA
115 007 915	UPL (LIVERPOOL) PTY LIMITED	AUSTRALIA
116 908 653	UPL (NO 10) PTY LIMITED	AUSTRALIA
116 908 493	UPL (NO 6) PTY LIMITED	AUSTRALIA
116 908 582	UPL (NO 7) PTY LIMITED	AUSTRALIA
116 908 635	UPL (NO 9) PTY LIMITED	AUSTRALIA
115 793 685	UPL (NSW) PTY LIMITED	AUSTRALIA
115 007 933	UPL (PORTARLINGTON) PTY LIMITED	AUSTRALIA
120 934 741	UPL (QLD) PTY LIMITED	AUSTRALIA
085 359 633	UPL (SA) PTY LIMITED	AUSTRALIA
084 657 616	UPL (UNDERDALE) PTY LIMITED	AUSTRALIA
115 912 822	UPL (VIC) PTY LIMITED	AUSTRALIA
095 793 141	UPL (WA) PTY LTD	AUSTRALIA
115 007 755	UPL (WHITBY) PTY LIMITED	AUSTRALIA
081 119 619	UPL DEVELOPMENTS PTY LIMITED	AUSTRALIA
115 007 862	UPL MACQUARIE PTY LIMITED	AUSTRALIA
096 705 298	UPL RIVER LINKS INVESTMENTS PTY LTD	AUSTRALIA
055 500 902	UPMILL NOMINEES PTY LIMITED	AUSTRALIA
113 918 166	URBAN PACIFIC (BEROWRA) PTY LIMITED	AUSTRALIA
115 131 345	URBAN PACIFIC (FLETCHER) PTY LIMITED	AUSTRALIA
114 197 429	URBAN PACIFIC (SOMERSET) PTY LIMITED	AUSTRALIA
081 119 495	URBAN PACIFIC LIMITED	AUSTRALIA
092 034 456	URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED	AUSTRALIA
008 592 916	UTOPIA PTY LIMITED	AUSTRALIA
003 201 303	VALCORA PTY LIMITED	AUSTRALIA
080 218 622	VICWIRE PARTNERSHIP PTY LIMITED	AUSTRALIA
079 878 783	VOLATIC PTY LIMITED	AUSTRALIA
079 865 311	VOLBING PTY LIMITED	AUSTRALIA
095 793 169	VUE APARTMENTS PTY LTD	AUSTRALIA
200604119K	WARATAH AIRCRAFT LEASING PTE LTD	SINGAPORE
122 740 327	WATTLE POINT SPV PTY LIMITED	AUSTRALIA
	WILMINGTON INVESTMENT FUND NO.1 LIMITED LLC	UNITED STATES
HRA 22450	WINDKRAFT HOLLEBEN 1 GMBH & CO KG	GERMANY
	WINDPARK BIPPEN GRUNSTUCKS GMBH & CO KG	GERMANY
054 813 080	WOODROSS NOMINEES PTY. LIMITED	AUSTRALIA
002 738 423	WUXTA PTY LIMITED	AUSTRALIA
5532426	YBR FEEDER GP LIMITED	ENGLAND/WALES
MC-142957	YEUNG UK NO.1	CAYMAN ISLANDS
BC0725255	YUKON RIVER BRIDGE INVESTMENT MANAGEMENT LTD.	CANADA
002 798 503	ZELENKA PTY LIMITED	AUSTRALIA
008 544 362	ZOFFANIES PTY. LIMITED	AUSTRALIA

ANNEXURE "B"

This is the annexure marked "B" of 2 pages referred to in the Notice of Ceasing to be a Substantial Holder

Dennis Leong
Company Secretary, Macquarie Bank Limited
16 April 2007

Date of change	Person whose relevant Interest changed	Nature of change (6)	Consideration given in relation to change per security (7)	Number and Class of Securities		Person's votes affected
6/03/2007	MLL	Sale of Securities	$ 7.12	2,636	fp stp	2,636
2/04/2007	MIML	Sale of Securities	$ 6.90	5,104	fp stp	5,104
28/03/2007	MIML	Sale of Securities	$ 6.75	7,365	fp stp	7,365
4/04/2007	MIML	Sale of Securities	$ 7.22	44,230	fp stp	44,230
10/04/2007	MIML	Puchase of Securities	$ 7.25	5,700	fp stp	5,700
3/04/2007	MIML	Sale of Securities	$ 7.04	109,166	fp stp	109,166
3/04/2007	MIML	Sale of Securities	$ 7.10	25,052	fp stp	25,052
3/04/2007	MIML	Sale of Securities	$ 7.04	70,098	fp stp	70,098
3/04/2007	MIML	Sale of Securities	$ 7.04	1,878	fp stp	1,878
3/04/2007	MIML	Sale of Securities	$ 7.10	37,878	fp stp	37,878
3/04/2007	MIML	Sale of Securities	$ 7.10	602	fp stp	602
30/03/2007	MIML	Puchase of Securities	$ 6.82	38,340	fp stp	38,340
30/03/2007	MIML	Puchase of Securities	$ 6.82	276,000	fp stp	276,000
27/03/2007	MIML	Sale of Securities	$ 6.90	660,000	fp stp	660,000
10/04/2007	MIML	Puchase of Securities	$ 7.25	174,300	fp stp	174,300
3/04/2007	MIML	Sale of Securities	$ 7.10	76,468	fp stp	76,468
3/04/2007	MIML	Sale of Securities	$ 7.04	218,858	fp stp	218,858
30/03/2007	MIML	Puchase of Securities	$ 6.82	104,370	fp stp	104,370
28/03/2007	MIML	Sale of Securities	$ 6.65	3,200	fp stp	3,200
27/03/2007	MBL	Borrow Securities	$ 7.47	5,000,000	fp stp	5,000,000
28/03/2007	MBL	Borrow Securities	$ 7.22	5,000,000	fp stp	5,000,000
28/03/2007	MBL	Repay Securities	$ 7.47	5,000,000	fp stp	5,000,000
29/03/2007	MBL	Borrow Securities	$ 7.09	1,300,000	fp stp	1,300,000
29/03/2007	MBL	Borrow Securities	$ 7.09	3,000,000	fp stp	3,000,000
29/03/2007	MBL	Repay Securities	$ 7.22	5,000,000	fp stp	5,000,000
30/03/2007	MBL	Repay Securities	$ 7.09	3,000,000	fp stp	3,000,000
2/04/2007	MBL	Repay Securities	$ 5.90	118,000	fp stp	118,000
2/04/2007	MBL	Repay Securities	$ 7.09	1,300,000	fp stp	1,300,000
3/04/2007	MBL	Repay Securities	$ 7.34	100,000	fp stp	100,000
5/04/2007	MBL	Repay Securities	$ 6.25	2,382,000	fp stp	2,382,000
2/04/2007	MQSIML	Sale of Securities	$ 6.99	729	fp stp	729
2/04/2007	MQSIML	Sale of Securities	$ 6.99	1,261	fp stp	1,261
2/04/2007	MQSIML	Sale of Securities	$ 6.99	26,318	fp stp	26,318
2/04/2007	MQSIML	Purchase of sale	$ 6.99	729	fp stp	729
2/04/2007	MQSIML	Purchase of sale	$ 6.99	1,261	fp stp	1,261
2/04/2007	MQSIML	Purchase of sale	$ 6.99	26,318	fp stp	26,318
11/04/2007	MQSIML	Purchase of sale	$ 7.25	7,870	fp stp	7,870
11/04/2007	MQSIML	Purchase of sale	$ 7.25	3,576	fp stp	3,576
11/04/2007	MQSIML	Purchase of sale	$ 7.25	477	fp stp	477
10/04/2007	MQSIML	Purchase of sale	$ 7.17	242	fp stp	242
10/04/2007	MQSIML	Purchase of sale	$ 7.17	343	fp stp	343
10/04/2007	MQSIML	Purchase of sale	$ 7.18	97	fp stp	97
10/04/2007	MQSIML	Purchase of sale	$ 7.18	1,500	fp stp	1,500
10/04/2007	MQSIML	Purchase of sale	$ 7.16	977	fp stp	977
10/04/2007	MQSIML	Purchase of sale	$ 7.18	1,043	fp stp	1,043
10/04/2007	MQSIML	Purchase of sale	$ 7.15	765	fp stp	765
10/04/2007	MQSIML	Purchase of sale	$ 7.15	562	fp stp	562
10/04/2007	MQSIML	Purchase of sale	$ 7.15	1,209	fp stp	1,209
10/04/2007	MQSIML	Purchase of sale	$ 7.15	339	fp stp	339
10/04/2007	MQSIML	Purchase of sale	$ 7.17	1,958	fp stp	1,958
10/04/2007	MQSIML	Purchase of sale	$ 7.17	152	fp stp	152
10/04/2007	MQSIML	Purchase of sale	$ 7.17	2,188	fp stp	2,188
10/04/2007	MQSIML	Purchase of sale	$ 7.17	474	fp stp	474
5/04/2007	MQSIML	Sale of Securities	$ 7.13	2,333	fp stp	2,333
5/04/2007	MQSIML	Sale of Securities	$ 7.26	430	fp stp	430
5/04/2007	MQSIML	Sale of Securities	$ 7.27	20	fp stp	20
5/04/2007	MQSIML	Sale of Securities	$ 7.19	77	fp stp	77
5/04/2007	MQSIML	Sale of Securities	$ 7.19	100	fp stp	100
5/04/2007	MQSIML	Sale of Securities	$ 7.18	145	fp stp	145
5/04/2007	MQSIML	Sale of Securities	$ 7.15	145	fp stp	145

5/04/2007	MQSIML	Sale of Securities	$ 7.20	19	fp stp	19
3/04/2007	MQSIML	Sale of Securities	$ 6.97	734	fp stp	734
11/04/2007	MBL	Sale of Securities	$ 7.25	1,780	fp stp	1,780
10/04/2007	MBL	Purchase of Securities	$ 7.17	1,780	fp stp	1,780
3/04/2007	MBL	Sale of Securities	$ 7.13	2,861	fp stp	2,861
3/04/2007	MBL	Sale of Securities	$ 7.13	2,139	fp stp	2,139
3/04/2007	MBL	Sale of Securities	$ 7.11	2,000	fp stp	2,000
3/04/2007	MBL	Sale of Securities	$ 7.06	5,000	fp stp	5,000
2/04/2007	MBL	Purchase of Securities	$ 6.94	6,000	fp stp	6,000
30/03/2007	MBL	Sale of Securities	$ 7.01	2,000	fp stp	2,000
30/03/2007	MBL	Purchase of Securities	$ 6.88	2,000	fp stp	2,000
30/03/2007	MBL	Sale of Securities	$ 6.88	622	fp stp	622
30/03/2007	MBL	Sale of Securities	$ 6.88	1,100	fp stp	1,100
30/03/2007	MBL	Sale of Securities	$ 6.88	278	fp stp	278
29/03/2007	MBL	Purchase of Securities	$ 6.82	2,000	fp stp	2,000
29/03/2007	MBL	Sale of Securities	$ 6.87	2,000	fp stp	2,000
29/03/2007	MBL	Purchase of Securities	$ 6.75	1,151	fp stp	1,151
29/03/2007	MBL	Purchase of Securities	$ 6.75	849	fp stp	849
27/03/2007	MBL	Purchase of Securities	$ 6.88	5,000	fp stp	5,000
27/03/2007	MBL	Sale of Securities	$ 6.89	132	fp stp	132
27/03/2007	MBL	Sale of Securities	$ 6.89	1,068	fp stp	1,068
27/03/2007	MBL	Sale of Securities	$ 6.89	200	fp stp	200
27/03/2007	MBL	Sale of Securities	$ 6.89	500	fp stp	500
27/03/2007	MBL	Purchase of Securities	$ 6.87	5,000	fp stp	5,000
27/03/2007	MBL	Sale of Securities	$ 6.88	3,945	fp stp	3,945
27/03/2007	MBL	Sale of Securities	$ 6.88	226	fp stp	226
27/03/2007	MBL	Sale of Securities	$ 6.88	719	fp stp	719
27/03/2007	MBL	Sale of Securities	$ 6.88	1,110	fp stp	1,110
27/03/2007	MBL	Purchase of Securities	$ 6.95	1,900	fp stp	1,900
4/04/2007	MBL	Purchase of Securities	$ 7.23	54	fp stp	54
4/04/2007	MBL	Purchase of Securities	$ 7.23	1,474	fp stp	1,474
4/04/2007	MBL	Purchase of Securities	$ 7.23	120	fp stp	120
4/04/2007	MBL	Purchase of Securities	$ 7.23	3,014	fp stp	3,014
4/04/2007	MBL	Purchase of Securities	$ 7.23	2,894	fp stp	2,894
4/04/2007	MBL	Purchase of Securities	$ 7.23	230	fp stp	230
4/04/2007	MBL	Purchase of Securities	$ 7.23	80	fp stp	80
4/04/2007	MBL	Purchase of Securities	$ 7.23	134	fp stp	134
29/03/2007	MBL	Sale of Securities	$ 6.85	4,373	fp stp	4,373
29/03/2007	MBL	Sale of Securities	$ 6.85	27	fp stp	27

Macquarie Goodman

RECEIVED

2007 AUG -8 A 4:21

ASX Release – Macquarie Goodman Group ("Macquarie Goodman")

Macquarie Goodman – Operations update and acquisition of UK development land and business

Date: 12 April 2007
Release: Immediate

Macquarie Goodman has experienced a productive quarter with assets under management up 5% (or A$1.5 billion) to A$34.9 billion. Development commencements of A$485 million were achieved taking the book of active developments to A$3.0 billion. Our managed funds have delivered strong performance across the board.

Macquarie Goodman is also pleased to announce the acquisition of a leading UK logistics property developer, Rosemound Developments Limited ("Rosemound") for A$840 million (£336 million). Rosemound has a total land bank of over 1,000 acres and 30 staff with significant sector expertise.

Key highlights for the quarter include:

- → Assets under management up 5% (A$1.5 billion) to A$34.9 billion
- → Average performance of our European funds was reported at 21.5% for CY2006
- → Development completions totalling A$0.4 billion and commencements totalling A$0.5 billion bring the active workbook to A$3.0 billion
- → Transacted $0.4 billion of direct property in Australia and the UK
- → Launched a capital raising for the Australian wholesale fund totalling A$0.5 billion
- → Increased co-investment in the Hong Kong wholesale fund to 20%
- → Completed the second close in the European logistics fund taking the group's investment to 27%
- → Acquisition of UK logistics development platform: Rosemound

Gregory Goodman, Group Chief Executive Officer of Macquarie Goodman said, "We have had a very pleasing quarter culminating in the acquisition of Rosemound which is highly complementary to our existing European business space platform. Following the expansion into Continental Europe in 2006, we have been looking to expand our logistics presence into the UK and identified Rosemound as an extremely attractive opportunity. We will now be able to provide a Pan-European solution to customers by drawing on Rosemound's significant UK land bank and management expertise."

Mr Goodman added "The acquisition adds over 1.8 million sqm to our UK development pipeline with an estimated end value of A$4.1 billion (£1.7 billion). This enhances our position as a leading global business space provider. In addition, the acquisition is particularly exciting for the development of our European funds management platform and the establishment of the proposed UK logistics fund. Combined with our existing UK logistics assets, the Rosemound portfolio provides highly suitable seed assets for the proposed UK logistics fund as well as a quality pipeline of assets that can be contributed to a fund in the future."

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

Rosemound

Rosemound is one of the largest developers of logistics property in the UK with a geographically diverse land bank located in key logistics channels and hubs throughout the UK. The highly regarded management team has established relationships with key UK and European customers, providing an ideal fit to Macquarie Goodman's Customer Service Model.

David Keir, Executive Chairman of Rosemound said, "We are very excited about joining Macquarie Goodman and the opportunity it provides to become a core component of the group's global logistics platform. The strategic fit between the businesses will encourage expansion across both the UK and Europe and we are looking forward to working closely together."

Impact on Macquarie Goodman

Macquarie Goodman has acquired the Rosemound land and business for $A840 million (£336million) pre acquisition cost and net of working capital. The consideration comprises upfront and conditional components subject to performance and planning triggers. Macquarie Goodman will fund the acquisition with debt facilities taking gearing to 44%. Upon establishment of the proposed UK logistics fund, gearing will fall to within the group's target of 35% to 40%. It is anticipated that the transaction will contribute positively to earnings post the launch of the UK logistics fund.

Third Quarter Operational Update

Mr Goodman said, "We have had an active quarter across all facets of the business. Our European funds management platform posted a strong performance in CY06 with all funds exceeding the IPD index. Our broad service offering and customer focus has helped us achieve these results. With the development team delivering high quality product and the funds performing well, we are in a strong position to continue to capitalise on our business model."

The group has also recycled approximately A$0.4 billion of its capital through transactions with the Australian wholesale fund and the disposal of part of the Lighthouse portfolio in the UK that was not considered to be suitable for our managed fund platform. The recycling of this capital has allowed the group to undertake the strategic acquisition of Rosemound in an efficient manner. The group remains comfortable with consensus FY07 earnings per security of 31.5 cents and the transactions concluded by the group over the period underpin our medium term earnings growth targets.

For further information, please contact:

Gregory Goodman
Group Chief Executive Officer
Tel: +61 2 9230 7400

Nick Vrondas
Executive – Group Corporate Finance
Tel: +61 2 9230 7400

asx release

MACQUARIE

Macquarie Goodman

Macquarie Goodman Group

Operational Update Q3 - FY07


develop
manage
own

MACQUARIE

Macquarie Goodman

Contents


Section 1 – Overview

MACQUARIE

Macquarie Goodman

MACQUARIE

Macquarie Goodman

Third Quarter in Review

- → Assets under management up 5% to $34.9 billon (+$1.5 billon)
  - → Asia Pacific up 9% to $11.1 billion
  - → Europe up 3% to $23.8 billion
  - → Strong European fund performance over CY06
  - → New initiatives in progress across the UK and Australia
- → Development volumes remain consistent with WIP at $3.0 billion
  - → $0.4 billion in completions over the quarter
  - → $0.5 billion in new commitments over the quarter
  - → 66% undertaken within managed fund platform
  - → Acquisition of UK logistics landbank and development expertise – Rosemound
- → Continued recycling of group capital
  - → $0.1 billion of on-balance sheet developments completed
  - → $0.2 billion transacted with the Australian wholesale fund
  - → $0.2 billion disposal of part of the "Lighthouse" portfolio in the UK
  - → AELF second close completed reducing the Group's stake to 27%
  - → $0.3 billion currently warehoused for proposed UK Logistics Fund ("UKLF")

MACQUARIE

Macquarie Goodman

Acquisition of Rosemound

→ UK logistics/warehouse market is being redeveloped

- → 73% of stock is greater than 7 years old with only 27% considered A grade
- → Institutional grade stock around 20 million sqm with 10% pa being added
- → Land holdings are paramount due to scarcity and planning issues

→ Rosemound is a leading UK logistics developer

- → 30 people with strong track record in the market
- → Circa 2 million sqm of developable space (GDV £1.7 billion) over 8 years
- → Acquisition price of £336 million (pre costs and net of working capital) of which £75 million is contingent

→ Impact on Macquarie Goodman Group

- → Instant scale in logistics development – MGQ 2nd in UK market
- → Significant strategic advantage for the UK Logistics Fund launch
- → Underpins our pan-European customer offering
- → Earnings impact - accretive post UKLF launch – underpins our long term targets
- → Gearing increasing in the short-term to 44%

Section 2 – UK Logistics Platform

MACQUARIE

Macquarie Goodman

MACQUARIE

Macquarie Goodman

European Funds Management

- → European wholesale fund management platform stands at $23.8 billon
  - → $14 billion in business space
- → Target of 4 key wholesale business space funds in the region
  - → ABPP: UK Business Park Fund
  - → AEBPF: European Business Park Fund
  - → AELF: European Logistics Fund
  - → Proposed UKLF: UK Logistics Fund
- → Segmentation of platform provides investors with choice
  - → Both geographic and asset type
- → Development capability provides investors access to enhanced returns
  - → Significant point of difference in fund management landscape
  - → Provides access to known source of future investment opportunities
  - → Provides "off market" avenue for Group AUM growth
- → The group has now acquired UK Logistics landbank and expertise
  - → Significant competitive advantage for the launch of the UKLF

MACQUARIE

Macquarie Goodman

UK Logistics Real Estate Market

- → Current UK logistics stock is approx 50 million sqm
  - → 40% of users are either retailers or 3PLs
  - → 91% of future demand is expected to be driven by retailers and 3PLs
- → Large proportion of available logistics property is ageing
  - → 73% of stock is over 7 years old and only 27% considered A Grade
- → CY06 take-up of logistics property was circa 2 million sqm
  - → Demand is forecast to continue in CY07/08
- → Increased competition within the occupier market is leading to new supply chain initiatives
  - → Evolution of technology is driving operational efficiencies which operators are keen to tap
- → UK logistics sector is highly fragmented
  - → Limited number of "cradle-to-grave" logistics solutions providers
  - → Large number of local trader/developers with regional focus

MACQUARIE

Macquarie Goodman

UK Logistics Platform

- → Rosemound is a specialist UK logistics developer
  - → 14 individual sites located in key logistics locations
  - → Total land area > 4 million sqm
- → Established in 2002 by the former directors/shareholders of Kingspark Developments
  - → Executive Director – David Keir
  - → CEO – Jason Dalby
- → Traditional trader/developer model
  - → Skilled at consolidating and acquiring land holdings
  - → Expertise in site rezoning and planning
  - → Developed > 250,000 sqm of GLA over the past 1 year
- → Well regarded management team with significant sector expertise
  - → 30 staff with coverage in all key development disciplines
  - → Employment of all Rosemound staff including 5 management shareholders
- → Existing portfolio has the potential for £1.7 billion of end value
  - → Circa 2 million sqm of GLA
  - → Estimated roll out of 8 years

UK Logistics Platform - Rosemound

→ The portfolio is located in strategic SE, NW and Midlands locations

→ Close proximity to key infrastructure routes

→ Compliments existing warehoused stabilised portfolio

	Site	NDA (acres)	GLA (sq ft)
1	Andover, Hampshire	99	1,750,000
2	Bridgwater, Somerset	48	900,000
3	Bristol, Avonmouth	53	1,159,000
4	Burton Upon Trent, Staffordshire	50	800,000
5	Crewe, Cheshire	88	1,500,00
6	Deeside	108	1,000,000
7	Derby	101	2,290,000
8	Desborough	75	1,350,000
9	Hinckley, Leicestershire	81	1,800,000
10	Hoddesdon, Hertfordshire	26	543,000
11	Kingsnorth	150	2,800,000
12	Luton	100	1,780,000
13	Swanley	80	1,600,000
14	Thurrock, Essex	21	478,500
	Total	1,080	19,750,500


6
5
7
4
8
12
10
14
11
13

MACQUARIE

Macquarie Goodman

Strategic Rationale

- → Provides access to highly sought after investment opportunities
  - → Enhances the proposed offering for the UKLF
  - → Land to be warehoused for launch of fund
- → Allows the Group to service its global customer base in the UK
  - → Provides scope to deepen existing customer relationships across UK/Europe
- → Creates critical mass for a leading presence in the UK logistics market
  - → High quality personnel with significant UK experience
  - → Second largest logistics landbank in the UK market
- → Increases scale in a highly fragmented market

Consideration and Financial Impact

- Acquisition of land and business for £336 million ($840 million) pre-acquisition costs and net of working capital
  - £261 million ($653 million) payable on completion
  - £30 million ($75 million) contingent on land approvals
  - **£291 million ($728 million) total (consented land)**
  - £45 million ($113 million) contingent on performance

- Contingent component linked to medium term value creation
  - £30 million ($75 million) contingent on planning / rezoning approvals
  - £45 million ($113 million) contingent on development value creation over 3 years

- Acquisition to be funded via debt
  - Gearing in short-term increases to 44% post completion
  - Forecast to revert to within target range of 35% - 40% post launch of UKLF

- Earnings outlook for FY07 unchanged
  - Remain comfortable with consensus EPS of 31.5cps
  - Positive contribution from FY08 upon launch of UKLF
  - Expect to maintain earnings mix of around 80% recurring and 20% development

MACQUARIE

Macquarie Goodman

Section 3 – Regional Operations

Regional Update - Asia Pacific

Management services

- → Growth in AUM of 9% to $11.1 billion
  - → $0.3 billion growth in AREIT
  - → $0.3 billion growth in MGWA

- → MGWA is undertaking a $500 million equity raising
  - → Has acquired 6 assets from the Group for $211 million at a 7.6% cap rate
  - → Entitlement issue to primarily fund future development workbook – providing circa $1 billion investment capacity
  - → Group committing to its 30% pro-rata share

- → AREIT portfolio has expanded to $2.8 billion
  - → Acquisitions and developments totalling $0.3 billion announced
  - → Completed a $0.1 billion equity raising to fund acquisitions and developments

Regional Update - Asia Pacific

Development activity

- → $336 million of development completions during the period
  - → 76% within managed fund platform
- → $221 million of new development commencements during the period
  - → 76% pre-committed, 11.3 year WALT
  - → 79% within managed fund platform
- → New major development initiatives
  - → Woolworths at Erskine Park, NSW, 52,930 sqm for 15 years
  - → Aristocrat at North Ryde, NSW, 15,000 sqm for 12 years
  - → Futuris at Edinburgh Parks, SA, 19,550 sqm for 6 years
  - → Pacific Print at Highbrook Business Park, NZ, 10,750 sqm for 12 years

MACQUARIE

Macquarie Goodman

Regional Update - Asia Pacific

Investments

- → MGWA acquired $211 million from the Group
- → Conducting $500 million raising
  - → Group committing to reinvestment of $150 million (30% pro-rata share)
  - → Raising has been structured in 2 tranches – 50% in July 2007 and 50% in January 2008
- → Group has entered into an agreement to increase its stake in MGWHK to 20% (up from 16%)
  - → Acquisition of additional 4% will be acquired at NAV from Asia JV partner MBL
  - → Holding level consistent with long-term cornerstone target of 20% - 30%
- → Warehousing initiatives for China operations continue
  - → Acquisition of Lotus facility for $20 million
  - → 10 year lease to Lotus
  - → Total portfolio under contract now $60 million

MACQUARIE

Macquarie Goodman

Regional Update - Europe

Management services

- → Growth in AUM of 3% to $23.8 billion
  - → $0.1 billion growth in wholesale platform
  - → $0.9 billion growth in direct/indirect funds management platform
- → AELF has acquired $125 million over the period
  - → Launched Dec '06 with $450 million in initial assets and committed equity of $1 billion
  - → Post launch acquisitions primarily sourced from in house development programme
- → Proposed UKLF scheduled for FY08
  - → Acquisition of Rosemound provides significant logistics landbank and expertise
  - → Proposed stabilised/development investment mix to be similar to ABPP (80/20 split)
  - → Development program to provide Fund with ability to seek value enhanced returns
  - → Current warehoused investments either owned or under consideration of $0.5 billion

MACQUARIE

Macquarie Goodman

Regional Update - Europe

Management services (cont)

- Significant outperformance by ABPP of 7.8% over CY06
  - Exceeded benchmark of 17.8%
  - Outperformance driven by access to development landbank within fund and strong market fundamentals
  - Consolidation of Akeler acquisition in December 2006 to drive future development programme
  - Acquisition of remaining 50% Hammersmith J/V will add £150 million to GDV of the fund

- Strong total return performance across managed funds in CY06
  - Avg. total return across platform of 21.6% versus avg. benchmark of 18.5%
  - 100% of funds managed by the Group either met or exceeded the IPD all properties benchmark

- Direct and Indirect funds management business with £1.3 billion of unsatisfied demand

Regional Update - Europe

Development activity

- → $106 million of development completions during the period
  - → 67% within managed fund platform

- → $264 million of new development commencements during the period
  - → 87% precommitted, 11.7 years WALT
  - → 61% within managed fund platform

- → New major development initiatives
  - → Amazon, UK, 75,000 sqm for 15 years
  - → Amazon, France, 46,000 sqm for 9 years
  - → A consumer electronics manufacturer, Germany, 20,000 sqm for 10 years
  - → An office supplies distributor, Germany, 45,000 sqm for 15 years
  - → NYK, Poland, 23,000 sqm for 10 years

MACQUARIE

Macquarie Goodman

MACQUARIE

Macquarie Goodman

Regional Update - Europe

Investments

- → AELF second close completed with the Group retaining 27%
  - → First close in December 2006 the Group held 40%
  - → Second close facilitated a number of investors to complete due diligence process
  - → Current Group holding in line with long term cornerstone holding level of 20%-30%
- → Disposal of part of the Lighthouse portfolio ($203 million)
  - → Initial portfolio of logistics and suburban office assets acquired September 2006
  - → Logistics assets held as warehouse for proposed UKLF
  - → Disposal of 3 suburban office assets as they did not meet the investment objectives of the Group or the managed fund platform
- → Warehousing initiatives for proposed UKLF continue
  - → Over $500 million currently owned or under due diligence (ex Rosemound assets)
  - → Rosemound provides development landbank and expertise


MACQUARIE
Macquarie Goodman
develop
manage
own

Thank You

Disclaimer

This presentation for the quarter ended 31 March 2007 has been prepared by Macquarie Goodman Group (Macquarie Goodman Management Limited ABN 69 000 123 071 and its controlled entities including Macquarie Goodman Funds Management Limited ABN 48 067 796 641, AFSL Number 223621 and Macquarie Goodman Industrial Trust ARSN 091 213 839l and its controlled entities; collectively "Macquarie Goodman Group" or the "Group"). The information in this presentation is general information only. It is not intended as investment or financial advice and must not be relied upon as such. You should obtain independent professional advice prior to making any decision relating to your investment or financial needs. This presentation is not an offer or invitation for subscription or purchase of securities or other financial products. This release does no constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States unless they are registered under the US Securities Act of 1933 or an exemption from registration is available. Past performance is no indication of future performance. All values are expressed in Australian currency unless otherwise stated. April 2007

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

12 April 2007

Macquarie Goodman Group

TRADING HALT

The securities of Macquarie Goodman Group (the "Group") will be placed in pre-open at the request of the Group, pending the release of an announcement by the Group. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 16 April 2007 or when the announcement is released to the market.

Security Code: MGQ

David Barnett
Manager, Issuers Sydney

Macquarie Goodman

MACQUARIE

Facsimile

Attention:	Ms Kim-Ly Nguyen Companies Advisor	Facsimile:	(02) 9241 7620
Company:	Australian Stock Exchange		
From:	Carl Bicego Company Secretary		
Date:	12 April 2007	Total pages:	1
Subject:	**Macquarie Goodman Group ("MGQ")**		

Dear Kim-Ly

I refer to the requirements of Listing Rule 17.1 and hereby request a trading halt in respect of MGQ stapled securities to commence immediately.

The trading halt is requested pending a further announcement relating to MGQ.

The trading halt should remain until the issue of the above mentioned announcement which is anticipated later today. I am not aware of any reason why the trading halt should not be granted.

Yours sincerely

Carl Bicego
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

12 April 2007

Macquarie Goodman Group

TRADING HALT

The securities of Macquarie Goodman Group (the "Group") will be placed in pre-open at the request of the Group, pending the release of an announcement by the Group. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 16 April 2007 or when the announcement is released to the market.

Security Code: MGQ

David Barnett
Manager, Issuers Sydney

Macquarie Goodman

MACQUARIE

Facsimile

Attention:	Ms Kim-Ly Nguyen Companies Advisor	Facsimile:	(02) 9241 7620
Company:	Australian Stock Exchange		
From:	Carl Bicego Company Secretary		
Date:	12 April 2007	Total pages:	1
Subject:	**Macquarie Goodman Group ("MGQ")**		

Dear Kim-Ly

I refer to the requirements of Listing Rule 17.1 and hereby request a trading halt in respect of MGQ stapled securities to commence immediately.

The trading halt is requested pending a further announcement relating to MGQ.

The trading halt should remain until the issue of the above mentioned announcement which is anticipated later today. I am not aware of any reason why the trading halt should not be granted.

Yours sincerely

Carl Bicego
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

ASX
AUSTRALIAN SECURITIES EXCHANGE

BOART LONGYEAR LIMITED - SATISFACTION OF CONDITIONS FOR CONDITIONAL MARKET

Further to ASX Circular 155/07 released on 5 April 2007 and ASX Circular 140/07 released on 3 April 2007, Boart Longyear Limited (the "Company") today, Thursday 12 April 2007 advised of the satisfaction of the conditions for the conditional market.

ASX therefore advises that the Company's securities will commence trading on an unconditional and deferred settlement basis from the commencement of trading today, Thursday 12 April 2007. The "CT" tag attached to the Company's securities trading on ITS has now been removed.

KEY DATES

Event	
Conditions for the conditional market satisfied.	Thursday, 12 April 2007
Trading commences on an unconditional and deferred settlement basis. ASX Code: BLY	Thursday, 12 April 2007
Last day for dispatch of holding statements for Company securities.	Friday, 13 April 2007
Company securities commence trading on ASX on a normal (T+3) settlement basis.	Monday, 16 April 2007

Macquarie Goodman

RECEIVED

2007 AUG -8 A 4:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MACQUARIE

11 April 2007

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Macquarie Goodman Group's ("Macquarie Goodman") operations update for the quarter ended 31 March 2007 will be announced on Thursday, 12 April 2007.

A copy of the presentation will be accessible via Macquarie Goodman's website at www.macquariegoodman.com before market open.

Please do not hesitate to contact the undersigned if you require further information.

Yours faithfully

Carl Bicego
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group Limited

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gregory Leith Goodman
Date of last notice	16 February 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect – Gregory Goodman 12,024,666 Indirect – Goodman Holdings Pty Ltd 133,350,176 Indirect – Craig Goodman 2,612,795
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gregory Goodman is a director and ultimate beneficiary of Goodman Holdings Pty Limited. Goodman Holdings Pty Limited and its wholly owned subsidiaries hold the relevant interest in Macquarie Goodman Group. Craig Goodman is Gregory Goodman's brother.
Date of change	10 April 2007
No. of securities held prior to change	147,487,637 - stapled securities
Class	Ordinary
Number acquired	500,000 – Craig Goodman
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,615,000
No. of securities held after change	147,987,637

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 500,000 Securities to Craig Goodman under Macquarie Goodman's Employee Share Acquisition Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Patrick Ledger Goodman
Date of last notice	16 February 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Indirect – Gregory Goodman 12,024,666 Indirect – Goodman Holdings Pty Limited 133,350,176 Indirect – Craig Goodman 2,612,795
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Patrick Goodman is a director and ultimate beneficiary of Goodman Holdings Pty Limited. Goodman Holdings Pty Limited and its wholly owned subsidiaries hold the relevant interest in Macquarie Goodman Group. Craig Goodman is Patrick Goodman's brother.
Date of change	10 April 2007
No. of securities held prior to change	147,487,637 – stapled securities
Class	Ordinary
Number acquired	500,000 - Craig Goodman
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,615,000
No. of securities held after change	147,987,637

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 500,000 Securities to Craig Goodman under Macquarie Goodman's Employee Share Acquisition Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Macquarie Goodman

MACQUARIE

10 April 2007

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP - CONFIRMATION OF ISSUE OF ESAP SECURITIES

Further to the announcement of 5 March 2007 in relation to the offer of Securities to employees under the Employee Securities Acquisition Plan (ESAP), Macquarie Goodman confirms that it has today issued 13,430,500 Securities. A further 2,000,000 Securities will be issued to Greg Goodman subject to receiving Securityholder approval.

A total of 1,683,891,367 Securities are now on issue.

Please contact the undersigned in relation to any queries.

Yours faithfully

Carl Bicego
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

RECEIVED

2007 AUG -8 A 4: 27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MACQUARIE

10 April 2007

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP - AMENDED CONSTITUTION

In accordance with ASX Listing Rules 15.4 and 15.2, attached is a conformed copy of the Constitution of Macquarie Goodman Industrial Trust. The constitution was amended by lodgement of a supplemental deed with ASIC authorised by the Responsible Entity on the basis that it reasonably considered that the amendments would not adversely affect the members' rights. The amendments principally related to removing references to the Reset Preference Securities (RePS) issued by Macquarie Goodman Capital Trust with conversion rights into MGQ Stapled Securities. No RePS remain on issue.

Please contact the undersigned in relation to any queries.

Yours faithfully

Carl Bicego
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Constitution

Macquarie Goodman Funds Management Limited

Macquarie Goodman Industrial Trust

Allens Arthur Robinson
The Chifley Tower
2 Chifley Square
Sydney NSW 2000
Australia
Tel 61 2 9230 4000
Fax 61 2 9230 5333

8779565

Table of Contents

SCHEDULE

1. Definitions and interpretation

1.1 Definitions

In this Constitution unless the context otherwise requires:

Adviser includes any adviser, consultant or expert including any architect, project manager, barrister, solicitor, underwriter, accountant, auditor, valuer, banker, real estate agent, broker or property manager and any other person appointed by the Manager to provide advice in relation to the Trust.

ASIC means the Australian Securities and Investments Commission constituted under the Australian Securities and Investments Commission Act 1989 and its successors.

ASIC Instrument means:

(a) an exemption or modification granted by ASIC in accordance with Part 5.C.11 of the Corporations Law; or

(b) any other instrument issued by ASIC under a power conferred on ASIC which relates to the Manager or the Trust.

Assets means all the Property, Investments, rights and income of the Trust from time to time and for the purposes of clause 5.7 includes assets or property to be acquired.

Asset Value at any time means the value of all Assets in the Trust Fund at that time, as most recently calculated in accordance with clause 15.

ASTC means ASX Settlement and Transfer Corporation Pty Limited ACN 008 504 532.

ASTC Settlement Rules means the ASTC Settlement Rules and any other rules of ASTC which apply while the Units are CHESS Approved Securities, each as amended from time to time.

ASX means the Australian Stock Exchange Limited.

ASX Trading Day means those Business Days on which buying and selling occurs through the Stock Exchange Automated Trading System.

Attached Security means a Stapled Share and any other security or securities which are from time to time Stapled or to be Stapled to a Unit.

Australian Accounting Standards means the following:

(a) the accounting standards from time to time approved under the Corporations Law;

(b) the requirements of the Corporations Law in relation to the preparation and content of accounts; and

(c) generally accepted accounting principles and practices in Australia consistently applied,

except to the extent that those principles and practices referred to in paragraph (c) are inconsistent with the standards or requirements referred to in paragraph (a) or (b) of this definition.

Base Fee means the fees payable to the Manager pursuant to clauses 28.1 and 28.2.

Benchmark Index means the accumulation index created from the ASX listed entities that have a principal focus on the industrial property sector, as calculated by the ASX, or other suitable body as determined by the Manager from time to time and notified to Unit Holders, using closing market price series data. The index will commence at 100 on the Merger Date. This index does not include the Trust. If the Trust's market capitalisation becomes greater than 40% of the aggregate market capitalisation of the members of the Benchmark Index and the Trust, then the Benchmark Index becomes the ASX Property Trust Accumulation Index or its successor.

Business Day has the meaning given to that term in the Listing Rules.

Call means a call on a Unit Holder to pay all or any part of the unpaid Issue Price for a Unit and includes, while Stapling applies, any unpaid issue price for an Attached Security (as the case requires).

CHESS Approved Securities means securities in respect of which approval has been given by the securities clearing house (being the body corporate approved or licensed under the Corporations Law, namely, ASTC) in accordance with ASTC Settlement Rules.

CHESS System means a system for the transfer of securities in respect of which approval has been given by the ASX Settlement and Transfer Corporation Pty Limited ACN 008 504 532 (or such other body corporate approved by under section 779B(1) of the Law) in accordance with the ASTC Settlement Rules.

Cash includes cheques.

Class means a class of Units, being Units which have the same rights (disregarding any differences connected with the first distribution following an issue of Units). If all Units have the same rights (disregarding any differences connected with the first distribution following an issue of Units), there is only one Class.

Commencement Date means 13 December 1989.

Commodity means any tangible personal property, currency, interest or other rate, financial or other index or indices (including any share index) and such other tangible or intangible thing determined by the Manager to be a Commodity for the purposes of this definition.

Compliance Plan Auditor means the last person appointed under paragraph (b) of clause 23.1.

Corporations Law means the Corporations Act 2001 (Cth).

CS Facility has the same meaning as prescribed CS facility in the Corporations Law.

CS Facility Operator means the operator of a CS Facility.

Custodian means the Manager or other custodian or nominee nominated under clause 16.2.

Date of Delisting means whichever is the first to occur of the following:

(a) the date upon which the Manager receives notification from the ASX of the removal of the Trust from the official list of the ASX; or

(b) where the Units are suspended from trading by the ASX for a continuous period of 60 days, the day following the expiration of that 60 day period.

Derivative Transaction means:

(a) any contract (including a master agreement) commonly known as a derivative, futures contract or synthetic under which there are rights in respect of the acquisition, disposal or trading of any Commodity, Property or Investment and under which delivery, settlement, payment or adjustment is to be made at a future date at a price, or based on a formula, agreed on when the contract is made; or

(b) any financial instrument or arrangement, contract or transaction that relates to any Commodity, Property or Investment and is, in the opinion of the Manager, for the purpose or anticipated or pretended purpose of:

  (i) managing, limiting or reducing perceived risks or anticipated costs relative to returns;

  (ii) augmenting or improving returns having regard to perceived risks or anticipated costs; or

  (iii) securing a profit or avoiding a loss,

associated with any Commodity, Property or Investment.

Distributable Income has the meaning given in clause 13.1.

Divestment Notice means a notice given under clause 36.3 to a Small Holder.

Expenses includes any costs, commissions, brokerage, fees, Taxes and duties. Examples of expenses are given in Schedule 3.

Financial Year means a year ending on 30 June in each year but:

(a) the period commencing on the Commencement Date and ending on the following 30 June will be a Financial Year;

(b) the period commencing on 1 July immediately before the termination of the Trust and ending on the day on which the Trust terminates will be a Financial Year.

Forfeiture Notice means a notice given under clause 6.6.

Fund Value at any time, means the aggregate of the following at that time as calculated by the Manager.

(a) The gross Asset Value;

(b) The amount of money held in the Trust Fund (to the extent not included in paragraph (a)); and

(c) The gross value of any other Assets (to the extent not included in paragraphs (a) or (b)).

GST means any goods and services tax, consumption tax, value-added tax or any similar, impost or duty which is or may be levied or becomes payable in connection with the supply of goods or services.

Half Year means a period of six months ending 30 June or 31 December. The first Half Year is the period from the Merger Date to 30 June 2001 and in relation to the calculations for that initial Half Year rather than using figures as at the last day of the prior Half Year the relevant amounts referred to in the definitions of Benchmark Index and Trust Index are to be used. The last Half Year is the period commencing on 1 July or 1 January (as the case may be) immediately before the termination of the Trust and ending on the day on which the Trust terminates.

Holder means a Unit Holder or an Option Holder.

Initial Fee in respect of an application for Units means the fee described in clause 28.3.

Interim Distribution Period means any period determined by the Manager so long as the period commences and ends during the same Financial Year (but does not end on the last day of that Financial Year).

Investment means any type of investment, whether in Australia or elsewhere, which a natural person or corporation may make on its own behalf and not as a trustee and an investment includes the pursuit of gain or the protection against loss by way of any of the following:

(a) the acquisition or holding of any Property;

(b) the making available of financial accommodation; or

(c) the entering of any contract,

and such Investment may involve the incurring of a liability or obligation of any kind.

Issue Price in relation to a Unit means the price at which that Unit is issued calculated in accordance with clause 7 or, in relation to a Stapled Security, means the price at which that Stapled Security is issued calculated in accordance with clause 7.

Issuer Sponsored Holding means a holding on an electronic sub-register maintained by the Trust in accordance with the Listing Rule.

Land includes any interest in land whether vested or contingent, freehold or leasehold, and whether at law or in equity.

Law includes:

(a) the Corporations Law and any statute; and

(b) any rule of common law, rule of equity, judgment or order which applies to the Trust or the Manager (as the case may be).

Listing Rules means the listing rules of the ASX and any other rules of the ASX which are applicable while the Trust is admitted to the official list of the ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by the ASX.

Liabilities means all present liabilities of the Trust including any provision which the Manager decides should be taken into account in determining the liabilities of the Trust but excluding the amount representing Unit Holders' capital, undistributed profits, interest attributable to Unit Holders accruing on Unit Holder capital, capital reserves, or any other amount representing the value of rights attaching to Units, whether or not redeemable, regardless of whether characterised as equity or debt in the accounts of the Trust.

Liquid in relation to the Trust, has the meaning given by section 601KA(4) of the Corporations Law.

Manager means from the time the scheme is registered as a managed investment scheme the company which is registered with the ASIC as the single responsible entity for the Trust under the Corporations Law.

Market Price of a Security (where applicable, of a Class) on a particular day means:

(a) the weighted average price per Security in that Class for sales of that Class on the ASX (excluding any special crossings) for the period of 10 ASX Trading Days immediately prior to the relevant day (whether or not a sale was recorded on any particular day); or

(b) if Securities in that Class:

 (i) have not been Officially Quoted for at least 10 consecutive ASX Trading Days before the relevant day; or

 (ii) in the Manager's opinion a determination under paragraph (a) of this definition would not provide a fair reflection of the current market value of the Security,

 the price per Security that an independent valuer determines to be the market price of the Security on the relevant day.

Market Value means:

(a) while Units and Attached Securities are Stapled, the closing price on SEATS of a Stapled Security; or

(b) in all other cases, the closing price on SEATS of the Units.

Merger Date means the date upon which Macquarie Industrial Trust becomes a sub-trust of the Trust.

Month means a calendar month.

Net Fund Value at any time, means the Fund Value less the Liabilities at that time.

Net Tangible Asset Backing per Unit at any time means the Net Fund Value at that time divided by the number of Units on issue at that time adjusted for any partly paid units.

New Small Holder means a Unit Holder who is the holder or a joint holder of a New Small Holding.

New Small Holding means a holding of Units or, while Stapling applies, Stapled Securities (arising upon a transfer of a parcel of Units or Stapled Securities) arising after the date on which clause 36 comes into effect, the aggregate Market Value of which at the time a proper transfer was initiated or a paper based transfer was lodged was less than a marketable parcel of Units or, while Stapling applies, Stapled Securities as provided under the Listing Rules.

Officially Quoted means quotation on the official list of the ASX, including when quotation is suspended for a continuous period of not more than 60 days.

Option means an option to subscribe for a Unit, or if Stapling applies, a Stapled Security.

Option Holder means a person registered as the holder of an Option (including persons registered jointly).

Paid Up Proportion means the number obtained by multiplying the number of partly paid Units on issue as at the date of calculation by the fraction obtained by dividing the aggregate of all amounts paid or due but unpaid in respect of all partly paid Units in issue as at the date of calculation by the total of the Issue Prices of those partly paid Units.

Performance Fees means the fees (if any) payable to the Manager pursuant to clause 28.2A being both PF and EPF as defined in that clause.

Performance Units means Units issued to the Manager pursuant to clause 28.

Property means property of any description and includes Land or personal property and any estate or interest in property and any debt or chose in action or any other right or interest and any permit, licence or authority or any patent, copyright, design, trade mark or other form of intellectual property.

Prospectus means any product disclosure statement or other disclosure document in relation to Units or Stapled Securities.

Quarter means a period of 3 calendar months ending on 31 March, 30 June, 30 September and 31 December in each year (or that part of such a period occurring at the commencement or termination of the Trust) and ***Quarterly*** has a corresponding meaning.

Register means each of the registers kept under clause 17.

Relevant Period means the period specified in a Divestment Notice under clause 36.3 and 36.4.

Relevant Units means the Units specified in a Divestment Notice.

Restriction Agreement means a restriction agreement within the meaning and for the purposes of the Listing Rules.

SEATS has the same meaning as in the ASX Market Rules.

Security means while Units in a Class are Stapled, a Stapled Security and while the Units are not Stapled, a Unit.

Security Interest means any mortgage, charge, pledge, lien, encumbrance, arrangement for the retention of title or any other similar right, interest, power or arrangement of any nature having the effect of providing security.

Small Holder means a Unit Holder who is a holder or a joint holder of a Small Holding.

Small Holding means a holding of Units or, while Stapling applies, Stapled Securities arising upon the transfer of a parcel of Units or, while Stapling applies, Stapled Securities the aggregate Market Value of which at the relevant date was less than a marketable parcel of Units or, while Stapling applies, Stapled Securities, as provided under the Listing Rules.

Special Resolution has the same meaning as in section 9 of the Corporations Law.

Stapled means the state that results from Stapling.

Stapled Company means Macquarie Goodman Management Limited (ACN 000 123 071).

Stapled Entity means the Stapled Company and any other trust, company or managed investment scheme whose securities are Stapled to the Units.

Stapled Security means a Unit in a Class and each Attached Security which are Stapled together and registered in the name of the Unit Holder.

Stapled Security Holder means the Unit Holder of a Unit in a Class which is Stapled under this Constitution and the holder of each Attached Security.

Stapled Share means a share in the Stapled Company.

Stapling means the linking together of all the rights and obligations which attach to a Stapled Security so that the Unit and Attached Securities may only be dealt with together.

Tax means all income tax, recoupment tax, land tax, sales tax, payroll tax, fringe benefits tax, group tax, profit tax, interest tax, property tax, undistributed profits tax, GST, withholding tax, municipal rates, stamp duties and other charges and levies assessed or charged or assessable or chargeable by or payable to any national, federal, state or municipal taxation or excise authority, including any interest, penalty, charge, fee or other amount imposed or made on or in respect of the failure to file a return in respect of or to pay any such tax, rates, duties, charges or levies.

Tax Act means the Income Tax Assessment Act 1936 (Cth) and the Income Tax Assessment Act 1997 (Cth).

Transaction Costs means:

(a) when calculating the application price of a Unit, the Manager's estimate of the total Expenses which would be incurred if all the Assets were to be acquired at the relevant time; and

(b) when calculating the withdrawal price of a Unit, the Manager's estimate of the total Expenses which would be incurred if all the Assets were to be disposed of a the relevant time,

(in each case excluding the actual cost of the Assets); or

(c) in either case, to the extent permitted by the Corporations Law if applicable, a lesser amount (including zero) determined by the Manager.

Trigger Event means any of the following:

(a) a resolution is passed at a meeting of Unit Holders removing or replacing the Manager without the recommendation of the existing Manager;

(b) the Trust terminates;

(c) the Date of Delisting occurs;

(d) the Units are the subject of a takeover bid which achieves the threshold for compulsory acquisition under Chapter 6A of the Corporations Law;

(e) the Unit Holders approve a formal or informal scheme of arrangement pursuant to which the Trust is to merge with any other managed investment scheme or entity or pursuant to which there is a material change in the ownership or control of the Trust.

Trust means the trust constituted by this Constitution.

Trust Auditor means the last person appointed under paragraph (a) of clause 23.1.

Trust Fund means all Assets of the Trust (including money paid to the Manager for the issue of any Units).

Trust Index means the accumulation index for the Trust as calculated by the ASX, or other suitable body as determined by the Manager from time to time and notified to Unit Holders, using closing market price series data except for the closing price at the end of the Half Year which shall be replaced by the ten day volume weighted average trading price from and including the date upon which the Units trade ex distribution entitlement for the relevant Half Year. The index will commence at 100 on the Merger Date utilising the "adjusted value". The adjusted value means $1.335 as adjusted at the Merger Date by the percentage change in the price index for the industrial trust sub-sector excluding the Trust and the Macquarie Industrial Trust and that change will be from and including 14 August 2000 until the Merger Date. For the avoidance of doubt, the price index for the industrial trust sub-sector is not the accumulation index.

Unit means a unit created under the provisions of this Constitution and for the time being held by Unit Holders.

Unit Holder means the person registered as the holder of that Unit (including persons registered jointly).

Units on Issue means the total number of Units issued which have not been withdrawn.

Unstapled means, in relation to a Unit and Attached Securities, the rights and obligations which attach to a Stapled Security no longer being linked together so that a Unit and Attached Securities may be dealt with separately.

Valuation Time means any time the Net Fund Value is determined.

Withdrawal Offer means an offer made by the Manager in accordance with section 601KB of the Corporations Law.

Withdrawal Price in relation to a Unit means the price at which that Unit is to be withdrawn in accordance with clause 9.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(a) The ***singular*** includes the plural and conversely.

(b) A ***gender*** includes all genders.

(c) Where a ***word*** or ***phrase*** is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a ***person*** includes a body corporate, an unincorporated body or other entity and conversely.

(e) A reference to a ***clause*** or ***Schedule*** is to a clause of or schedule to this Constitution.

(f) A reference to any ***party*** to this Constitution or any other agreement or document includes the party's successors and permitted assigns.

(g) A reference to any ***agreement*** or ***document*** is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by this Constitution.

(h) A reference to any ***legislation*** or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(i) A reference to ***dollars*** or ***$*** is to Australian currency.

(j) A ***word*** or ***phrase*** appearing in a certain context which, when used in a similar context in the Corporations Law or Australian Accounting Standards would have a particular meaning, has that meaning in this Constitution.

(k) A reference to a ***right*** or ***obligation*** of any two or more persons confers that right, or imposes that obligation, as the case may be, jointly and severally.

(l) A reference to ***conduct*** includes, without limitation, any omission, statement or undertaking, whether or not in writing.

(m) Mentioning anything after ***include***, ***includes*** or ***including*** does not limit what else might be included.

1.3 Rounding

(a) Subject to clauses 3.3 and 5.6, all calculations under this Constitution may be rounded up or down to the number of decimal places determined by the Manager.

(b) Where total amounts payable to or by a person include a fraction of a cent, that amount may be rounded up or down to the nearest cent as determined by the Manager.

2. The Trust

2.1 Appointment of trustee

The Manager agrees to act as trustee of the Trust.

2.2 Declaration of trust

The Manager holds the Trust Fund on trust for the Unit Holders in accordance with this Constitution.

2.3 Name of trust

(a) The name of the trust is the Macquarie Goodman Industrial Trust or any other name that the Manager may determine.

(b) Subject to clause 2.3(c), if the Manager retires or is removed as trustee of the Trust, then the name of the Trust will by this clause be automatically changed by deleting any distinctive words also appearing in the Manager's name, and the new trustee must not use those words in connection with the Trust. The new trustee must promptly amend this Constitution to reflect the change in the name of the Trust.

(c) The new trustee may use the distinctive words in the Manager's name for the purpose of advertising the change of name of the Trust for 1 month after the retirement or removal of the Manager (or such longer period as the Manager agrees). Any advertisement must be approved by the Manager. That approval will not be unreasonably withheld.

3. Units and Unit Holders

3.1 Units

The beneficial interest in the Trust Fund will be divided into Units. Unless the terms of issue of a Unit or a Class otherwise provide, all Units will carry all rights, and be subject to all the obligations, of Unit Holders under this Constitution.

3.2 Classes

While the Units are not Stapled, the Manager may issue different Classes of Units. If the Manager determines in relation to particular Units, the terms of issue of those Units may:

(a) eliminate, reduce or enhance any of the rights or obligations which would otherwise be carried by such Units;

(b) provide for conversion of Units from one Class to another Class and, if the Manager so determines, change the number of Units on such a conversion.

While Stapling applies, the Manager may not issue different Classes of Units except Units which may temporarily be of a different class due to different income entitlements in accordance with clause 13.

3.3 Fractions

Subject to clause 3.6, fractions of a Unit may not be issued. When any calculations under this Constitution would result in the issue of a fraction of a Unit, the number of Units to be issued must be rounded down to the nearest whole Unit. Any excess application or other money becomes an Asset.

3.4 Equal value

At any time, all the Units in a Class are of equal value.

3.5 Interest

A Unit confers an interest in the Trust Fund as a whole. No Unit confers any interest in any particular Asset.

3.6 Consolidation, re-division and conversion

(a) Subject to clause 3.6(b), the Manager may at any time consolidate, divide or convert the Trust Fund into any number of Units other than the number into which the Trust Fund is for the time being divided.

(b) A consolidation, division or conversion of a kind referred to in clause (a) must not change the ratio of Units in a Class registered in the name of any Unit Holder to the Units on Issue in the Class.

(c) while Stapling applies, Units in a Class which are Stapled may only be consolidated, divided or converted if the related Attached Securities are also consolidated, divided or converted at the same time and to the same extent.

3.7 Rights attaching to Units and Options

(a) A Unit Holder holds a Unit subject to the rights and obligations attaching to that Unit.

(b) An Option Holder holds an Option subject to the terms and conditions attaching to that Option.

(c) Each Holder agrees not to:

  (i) interfere with any rights or powers of the Manager under this Constitution;

  (ii) purport to exercise a right in respect of an Asset or claim any interest in an Asset (for example, by lodging a caveat affecting an Asset); or

  (iii) require an Asset to be transferred to the Holder.

3.8 Directions

Unit Holders may not give any directions to the Manager if it would require the Manager to do or omit doing anything which may result in:

(a) the Manager acting contrary to Law; or

(b) the exercise of any discretion or power expressly conferred on the Manager by this Constitution.

3.9 Stapling

The provisions of this Constitution relating to Stapling take effect on and from the date the Manager determines that Units in a Class should be Stapled to an identical number of Attached Securities, subject to all other provisions of this Constitution which may suspend, abrogate or terminate Stapling. The Manager may, subject to this Constitution, the Corporations Law and, while Units are Officially Quoted, the Listing Rules, cause the Stapling of any other security or securities to the Units.

3.10 Number of Units

While Stapling applies, the number of issued Units in a Class which are Stapled at any time must equal the number of issued Attached Securities of each category.

3.11 Perpetuities

The Manager cannot issue any units after the 80th anniversary from the day before the Trust commenced if that issue would cause a contravention of the rule against perpetuities or any other rule of law or equity. The preceding sentence prevails over all other provisions of this Constitution.

4. Options

4.1 Issue of Options

(a) Subject to this Constitution, the Corporations Law (and the conditions of any relevant ASIC Instrument) and, if relevant, the Listing Rules, the Manager may issue Options:

(i) subject to paragraph (b), on the basis that the price for a Unit or, if Stapling applies, a Stapled Security to be issued on exercise of the Option (the ***Exercise Price***) is a price determined by the Manager other than in accordance with Clause 7;

(ii) for a consideration determined by it (which may include nil consideration) or for a consideration which an expert who is independent of the Manager determines at the Manager's request is appropriate having regard to the prevailing market conditions and the terms and circumstances of the issue (which may include nil consideration); and

(iii) on such other terms as the Manager determines.

(b) Subject to this Constitution, the Corporations Law (and the conditions of any relevant ASIC Instrument) and, if relevant, the Listing Rules, the Manager may issue Options on the basis that the Issue Price for a Unit or, if Stapling applies, a Stapled Security to be issued on exercise of the Option is one of the following (as specified in the terms of issue of the Option):

(i) the Market Price of a Unit on or about the date of offer of the Option or, while Stapling applies, the Market Price of a Stapled Security on or about the date of offer of the Option; or[1]

(ii) a price which an expert who is independent of the Manager determines, at the Manager's request, to be appropriate having regard to prevailing market conditions and the terms and circumstances of the issue, which price may be equal to or greater than the Market Price of a Unit or, while Stapling applies, the Market Price of a Stapled Security; or

(iii) 50% of the relevant price that would otherwise apply as the Issue Price of a Unit or, if Stapling applies, a Stapled Security under this Constitution on or about the date of exercise of the Option, or such greater exercise price as the Manager determines.

4.2 Reorganisation of Options

Subject to the Listing Rules, the Manager may at any time reorganise Options in accordance with their terms.

4.3 Option exercise

(a) Options may only be exercised in accordance with their terms.

(b) The Manager shall deal with payment for and issue of Units or, if Stapling applies, Stapled Securities on exercise of Options as if such payment and issue were an application for Units or Stapled Securities but the Manager may not refuse to issue any Units or Stapled Securities except if the terms of issue and the Listing Rules permit such refusal.

(c) While Stapling in respect of a Class applies, an Option to acquire Units in that Class may only be exercised, if, at the same time the Units are acquired pursuant to the Option, the same person acquires the same number of Attached Securities, which are then Stapled to the Units.

4.4 Interest of Option Holders

An Option will not confer any interest in the Trust Fund or any right to participate in the income or capital.

5. Issue of Units and Options

5.1 Offer and minimum subscription

The Manager may at any time offer Units or Options for subscription or sale. The Manager may determine a minimum amount which must be lodged with an application for Units or Options. The Manager may invite persons to make offers to subscribe for or buy Units or Options. While Stapling applies, the Manager may not offer a Unit for subscription (including by way of offering Options) unless an offer is made at the same time and to the

1 As amended by ninth Supplemental Deed dated 6/12/2005

same person for the issue of the corresponding Attached Securities. While Stapling applies, any offer of a Unit for subscription (including by way of offering Options) must require the offeree to subscribe for or buy the corresponding Attached Securities.

5.2 Form of application

Each application for Units or Options will, unless the Manager approves otherwise:

(a) conform with the form and content requirements of any relevant Prospectus; and

(b) be accompanied by application moneys as required by any relevant Prospectus; or

(c) if there is no relevant Prospectus, be made in such manner as the Manager approves.

While Stapling applies in respect of Units in a Class, an applicant for Units in that Class must, at the same time, make an application for an identical number of each category of Attached Securities.

5.3 Acceptance or rejection

Subject to clause 4.3(b), the Manager may, without giving any reason:

(a) accept an application;

(b) reject an application; or

(c) reject part of the application.

While Stapling applies, the Manager must reject an application for Units in a Class which are Stapled (including an application consequent on the exercise of an Option) if the applicant does not apply at the same time for an identical number of each category of Attached Securities and if an identical number of each category of Attached Securities will not be issued to the applicant at the same time as the Units.

5.4 Uncleared funds

Units or Options issued against application money in the form of a cheque or other payment order (other than in cleared funds) are void if the cheque or payment order is not cleared within 5 Business Days of being presented for payment.

5.5 Issue of Units, Stapled Securities or Options

Units, Stapled Securities or Options are taken to be issued when:

(a) the Manager accepts the application and the Units, Stapled Securities or Options are entered in the Register; or

(b) the application money is received by (or Property which is acceptable to the Manager against which Units, Stapled Securities or Options are to be issued is transferred to) the Manager,

whichever is the later or at such other time as the Manager determines.

5.6 Number of Units issued

Subject to clause 5.7, the number of Units, Stapled Securities or Options issued at any time in respect of an application for Units, Stapled Securities or Options will be calculated as follows:

(a) by deducting the Initial Fee (if any) from the relevant application moneys or Property paid;

(b) by dividing the balance of the application moneys or the value of the Property paid by the applicable Issue Price at that time;

(c) by rounding down to the nearest Unit, Stapled Security or Option,

and any balancing amount will become an Asset.

5.7 Units as consideration

Where an Asset is acquired for consideration which includes the issue of Units or Stapled Securities by the Manager, the number of Units or Stapled Securities created and issued by the Manager is determined in accordance with the following formula:

$$\frac{MVA - C}{IP}$$

Where:

MVA = the value of the Asset being acquired as determined in accordance with the valuation method set out in Schedule 2 except where the Asset being acquired is a unit trust listed on ASX or securities quoted on ASX in which case the value will be:

(a) the value determined by the Manager, having regard to the value range for the Asset being acquired contained in an independent expert's report prepared for the benefit of either the holders of the units in the trust which is being acquired or the holders of securities that are being acquired or for the Unit Holders; or

(b) where no such report is prepared, the value determined by the Manager, having regard to the advice of an independent accountant, valuer or other professional adviser appointed by the Manager

C = the amount of the cash consideration paid in respect of the Asset (if any) other than cash which is to be directly or indirectly applied towards the issue of the Units or Stapled Securities.

IP = the Issue Price of the Units or Stapled Securities being issued (as determined in accordance with clause 7.3).

5.8 Certificates

No certificates will be issued for Units, Stapled Securities or Options (unless the Manager determines otherwise in relation to some Units, Stapled Securities or Options, a Class or all Units, Stapled Securities or Options).

5.9 Holding Statements

Subject to the Corporations Law, while the Trust is admitted to an uncertificated trading system, the Manager may issue a joint holding statement with each Stapled Entity to evidence the holding of Stapled Securities.

6. Partly paid units and forfeiture

6.1 Terms of Issue

The Manager may issue partly paid Units on such terms and conditions as it determines. While Stapling applies:

(a) Units may not be issued on the basis that they are partly paid Units unless there is a contemporaneous and corresponding issue of Attached Securities with terms for the making and payment of calls and forfeiture which are compatible with the terms of issue of the partly paid Units;

(b) any issue of partly paid Units shall be upon the basis that a Call in relation to the Units will not be regarded as having been validly paid unless any amount of any Call payable at the same time in relation to the partly paid Attached Securities is also paid; and

(c) if any Attached Security is forfeited, the Manager may forfeit the Unit to which it is Stapled.

6.2 Calls

Each Holder of a partly paid Unit must pay a Call made in accordance with the terms of issue of the Unit. The Manager may only make a Call if the Call is made on all Unit Holders of that Class.

6.3 Interest on late payment of Call

If any Call is not paid on or before the day appointed for payment, the Holder of such partly paid Unit must pay interest on the late payment from the day appointed for the payment to the time of actual payment. Interest which accrues on an unpaid Call will become an Asset.

6.4 Non-receipt of notice of Call

A Call is not invalidated because any Unit Holder does not receive a notice of the Call, or because accidentally notice is not sent to any Unit Holder.

6.5 Deductions for unpaid Calls

If all or part of a Call is not paid by the date appointed for payment, the Manager may apply any amount payable to the relevant Unit Holder under this Constitution to pay amounts unpaid under the Call (as well as accrued interest and all costs and expenses incurred by the Manager in relation to the unpaid Call).

6.6 Notice requiring payment of sums payable

(a) If a Call is not paid by the day appointed for the payment, the Manager may, while any part of the Call remains unpaid, give a notice to the Unit Holder requiring payment of the unpaid amounts, accrued Interest and all costs and expenses incurred by the Manager in relation to the unpaid Call.

(b) The notice must appoint a day (at least 14 days after the date of the notice) by which the payment required by the notice is to be made.

(c) The notice must also state that, if the payment is not made by the day appointed, the Units to which the Call related will be liable to be forfeited and, while Stapling applies, an equal number of each category of Attached Securities will also be liable to be forfeited.

(d) While the Trust is Officially Quoted, the notice must contain such other information as is required by the Listing Rules (or ASX under the Listing Rules).

6.7 Forfeiture on non-compliance with notice

(a) If a Unit Holder does not comply with a Forfeiture Notice, any Units the subject of the Forfeiture Notice (together with any corresponding Attached Securities if Stapling applies) may be forfeited.

(b) Forfeiture may be effected by a notice from the Manager, with effect from the date of the notice.

(c) Forfeiture includes forfeiture of all entitlements to distributions and other money payable to the Unit Holder relating to the forfeited Units (and any corresponding Attached Securities) not actually paid to the Unit Holder before the forfeiture (except where such amounts have already been applied to reduce the Call amount under clause 6.5).

(d) Unless the Manager determines otherwise, the rights attaching to forfeited Units which have not yet been sold (or otherwise disposed of) are suspended for the period from the date of the forfeiture to the date of sale (or disposal).

6.8 Entry on Register of Holders

Where any Unit has been forfeited in accordance with this clause, the Manager will enter the forfeiture and the date of the forfeiture in the Register of Unit Holders.

6.9 Disposal of forfeited Units and corresponding Attached Securities

Subject to compliance with the Corporations Law and the conditions of any relevant ASIC Instrument and the Listing Rules, the Manager may sell (or otherwise dispose of) a forfeited Unit and any corresponding Attached Securities:

(a) at a price equal to that received from the sale of the partly paid Units and if Stapling applies any Attached Securities in the normal course of business on ASX; or

(b) by public auction or private treaty or in such manner and at such price as the Manager determines (including on the basis that the purchaser of such forfeited Units and corresponding Attached Securities is not obliged to pay the unpaid Calls).

6.10 Cancellation of forfeiture

At any time before a forfeited Unit and, if Stapling applies, corresponding Attached Security are sold or disposed of under clause 6.9:

(a) the Manager may cancel the forfeiture upon such conditions as the Manager determines; and

(b) if the Unit Holder pays to the Manager the full amount owing in relation to the forfeited Units and, if Stapling applies, corresponding Attached Securities (including accrued interest and all costs and expenses incurred by the Manager in relation to the unpaid Call), the forfeiture must be cancelled.

6.11 Transfer of forfeited Units and corresponding Attached Securities

(a) The Manager may, on any sale of forfeited Units and, if Stapling applies, corresponding Attached Securities, receive the selling price for those Units and corresponding Attached Securities and effect a transfer of those Units and corresponding Attached Securities in the name of the Unit Holder whose Units and corresponding Attached Securities have been forfeited, in favour of the person to whom the Units and corresponding Attached Securities have been sold. The Unit Holder authorises the Manager to take these steps and appoints the Manager its attorney to do so. The Unit Holder indemnifies the Manager against any claim or liability the Manager may incur in doing so.

(b) Upon effecting the transfer, the transferee must be registered as the holder of the Units and corresponding Attached Securities. The transferee's title to the Units and corresponding Attached Securities will not be affected by any irregularity or invalidity in connection with the forfeiture or sale of the Units and corresponding Attached Securities.

6.12 Liability notwithstanding forfeiture

A Unit Holder whose Units have been forfeited ceases to be a Unit Holder (in respect of the Units forfeited) from the date the Manager gives a notice under clause 6.7(b). Despite this, the Unit Holder remains liable to pay to the Manager all amounts unpaid specified in paragraph (a) and (b) of clause 6.15 which are referable to the forfeited Units. That liability ceases when the Manager is paid all such amounts under clause 6.15 or otherwise, and (if relevant) amounts under clause 6.16, in relation to the Units.

6.13 Lien

Subject to the Listing Rules, the Manager has a first and paramount lien upon every Unit and, if Stapling applies, corresponding Attached Securities for unpaid Calls and other

moneys payable to the Manager by the Unit Holder in relation to a Unit and corresponding Attached Securities. That lien extends to all distributions and other money from time to time payable in relation to that Unit.

6.14 Sale of Units and corresponding Attached Securities to enforce lien

For the purpose of enforcing a lien, the Manager may sell the Units and corresponding Attached Securities subject to the lien, in the same manner, so far as is applicable, as if the Units and corresponding Attached Securities had been forfeited for non-payment of a Call.

6.15 Proceeds of sale

The net proceeds of any sale of forfeited Units or the sale of Units to enforce a lien (including all distributions and other money from time to time payable to the Unit Holder in relation to those Units) must be applied:

(a) first, in paying all costs incurred in relation to the enforcing of the lien or the forfeiture (as the case may be) and the sale; and

(b) second, in satisfying the amount of the unpaid Call and accrued Interest on the Call and any other moneys payable to the Manager.

The balance (if any) must be paid to the Unit Holder whose Units have been sold. If the net proceeds of any sale are insufficient to pay the amounts in paragraphs (a) and (b), then the Unit Holder remains liable for the difference between the net proceeds of sale and the sum of those amounts. The Manager is not liable to any former or current Holder of partly paid Units for any loss incurred in relation to the sale or disposal of the forfeited partly paid Units and Attached Securities.

6.16 Underwriting of Calls

(a) If:

(i) the Manager has appointed an underwriter to underwrite the payment of a Call;

(ii) in discharging its obligations, the underwriter has purchased Units (or, where Stapling applies, Stapled Securities) (with the relevant Call credited as paid) (including at a public auction if the Manager has determined under clause 6.9) at a price which is more than the Market Price of a Unit (or Stapled Security) in respect of which the relevant Call has been paid (calculated as at the day of the purchase - the ***Actual Market Price***); and

(iii) the Manager is liable to pay the underwriter in respect of each Unit (or Stapled Security) purchased in the circumstances contemplated by paragraph (ii) of this clause an amount equal to the difference between the Actual Market Price of a Unit (or Stapled Security) in respect of which the relevant Call has been paid and the price paid by the underwriter for the Unit (or Stapled Security) (if such price is higher than the Actual Market Price), up to a maximum of the amount of the relevant Call,

then the former Unit Holder whose Units (or Stapled Securities) have been forfeited and sold is liable to pay to the Manager, in respect of those forfeited Units (or Stapled Securities), and may be sued for:

(iv) all money payable by the Manager to the underwriter as contemplated by paragraph (iii) of this clause;

(v) interest; and

(vi) all costs and expenses incurred by the Manager in procuring payment from the former Unit Holder.

(b) The Manager must ensure that where it is liable to the underwriter as contemplated by paragraph (a)(iii) of this clause 6.16, the Manager's liability to the underwriter may be satisfied by the assignment of the Manager's rights of action under clause 6.16(a)(iv) against the former Unit Holder in full satisfaction of the Manager's liability to the underwriter.

The Unit Holders acknowledge that rights against each of them under clause 6.16(a)(iv) may be assigned in the manner contemplated by clause 6.16(b) and such assignment will not affect the ability of the Manager to recover the amounts referred to in paragraphs (a)(v) and (vi) of this clause 6.16.

6.17 Allocation of the proceeds of sale of Stapled Securities

While Stapling applies, a Unit (together with Attached Securities) forfeited under this clause 6 or sold to enforce a lien, may be sold as a Unit (together with Attached Securities) at a price equal to the fair value thereof as determined by the Manager (subject to the Corporations Law and any relevant ASIC Instrument) with the balance of the sale price of the Stapled Security being allocated between the Attached Securities in accordance with clauses 7.2 and 7.6.

7. Issue price

7.1 Issue Price while Units are not Officially Quoted

(a) After the Commencement Date and while neither Units nor Stapled Securities are Officially Quoted, the Issue Price for any Unit will be equal to:

$$\frac{\text{Net Fund Value + Transaction Costs}}{\text{number of fully paid Units on Issue + Paid up Proportion}}$$

all calculated as at the last Valuation Time before the Manager received (or is taken to have received) the application for Units.

(b) However, while neither Units nor Stapled Securities are Officially Quoted, the Manager may determine a different Issue Price in relation to some Units, a Class or all Units to the extent permitted by and in accordance with an ASIC Instrument. The following apply to the extent they reflect the requirements of a relevant ASIC Instrument. In the case of:

(i) offers made at substantially the same time to only and all the then Unit Holders on a pro rata basis, the Issue Price must not be less than 50% of the Issue Price for the Units in that Class (calculated in accordance with clause 7.1(a)) on the Business Day preceding the date on which the intention to make the offer or issue is announced; and

(ii) a distribution reinvestment arrangement referred to in clause 13.7, the Issue Price must not be less than 50% of the Issue Price of a Unit (calculated in accordance with clause 7.1(a)) as at the date determined by the Manager under clause 13.7 for the reinvestment of entitlements to income.

(c) If Units are Stapled, any offer of Units referred to in this clause must be accompanied by a contemporaneous and corresponding offer of Attached Securities by the Stapled Entity, which offer is capable of acceptance only if the recipient takes up an identical number of each category of Attached Securities to the number of Units taken up under this clause.

7.2 Issue Price while Units are Officially Quoted

(a) Subject to clauses 7.2(b), 7.3, 7.4, 7.7, 7.8 and 7.9:

(i) while Units are Officially Quoted, the issue price for any Unit will be equal to the Market Price for the Units; and

(ii) if Stapling applies, while Stapled Securities are Officially Quoted, the issue price for any Stapled Security will be equal to the Market Price for that Stapled Security.

(b) The Manager may determine a different Issue Price in relation to some Units, a Class or all Units to the extent permitted by and in accordance with an ASIC Instrument and the Listing Rules which in the case of:

(i) offers made at substantially the same time to only and all the then Unit Holders on a pro rata basis (whether or not the right to acquire those Units is renounceable), is not less than 50% of the Market Price for the Units in that Class or, if Stapling applies, the Issue Price of the Stapled Securities must not be less than 50% of the Market Price for the Securities, on the Business Day preceding the date on which the intention to make the offer or issue is announced on the ASX;

(ii) a distribution reinvestment arrangement referred to in clause 13.7 or 13.8, is at an Issue Price determined under clause 7.8; and

(iii) a placement, if Unit Holder approval or ratification of the issue is sought:

(A) the Members who hold interests in the same class approve the issue by a Placement Resolution;

(B) unless the Manager reasonably considers that the issue will not adversely affect the interests of Unit Holders in another class (if any) – Unit Holders in that other class approve the issue by a Placement Resolution; and

(C) any notice convening a meeting to vote on the issue contains particulars of the use to be made of the money raised by the issue.

For the purposes of this clause 7.2(b)(iii), ***Placement Resolution*** means a special resolution where:

(A) votes are only cast in respect of interests (the ***Eligible Interests***):

(1) that are held by a Unit Holder who will not (or did not) acquire any of the interests that are to be (or were) issued; or

(2) that are held by a Unit Holder for the benefit of another person who will not (or did not) obtain any beneficial ownership of any of the interests that are to be (or were) issued; and

(B) the value of the Eligible Interests held by the Unit Holders who vote represents at least 25% of the total value of Eligible Interests.

(c) If Units are Stapled, any offer of Units referred to in this clause must be accompanied by a contemporaneous and corresponding offer of Attached Securities by the Stapled Entity, which offer is capable of acceptance only if the recipient takes up an identical number of each category of Attached Securities to the number of Units taken up under this clause.

7.3 Issue of Units to acquire an Asset

While the Units are Officially Quoted and if Stapling applies, while Stapled Securities are Officially Quoted the Units or Stapled Securities issued are consideration (in whole or in part) for the acquisition of an Asset, the Issue Price shall be the Market Price calculated on the day which is 1 Business Day prior to the day on which the Manager publicly announces the proposed transaction under which there will be an issue of the Units or if Stapling applies, Stapled Securities (or if there is no such announcement, 1 Business Day prior to the date of the agreement under which there will be an issue of the Units). Where Units are Stapled, any issue of Units must be accompanied by an issue of an equal number of Stapled Securities. However, the Manager may determine a different Issue Price in relation to some Units, a Class or all Units to the extent permitted by and in accordance with an ASIC Instrument and the Listing Rules.

7.4 Issue Price while Stapling applies

Subject to clauses 7.2(b), 7.3, 7.7 and 7.9, while the Units are Officially Quoted and Stapling applies, the Manager may issue Units at an Issue Price equal to:

(a) the Market Price of the Security minus the issue price of the Attached Securities; or

(b) the amount the Manager determines in accordance with clause 7.6.

7.5 Satisfaction of Issue Price

The Issue Price may be satisfied by payment of Cash or by transfer to the Manager of other Property acceptable to the Manager (or by a combination of both). If the Manager accepts Property other than Cash, it may determine that some or all of the costs associated with the valuation or transfer of the Property are payable or reimbursable out of the Trust Fund or by the applicant Unit Holder.

7.6 Determination of Issue Price where Stapling applies

(a) Where:

(i) Stapling applies:

(ii) as a consequence, a Unit is to be issued, sold, withdrawn or bought back as part of a Stapled Security; and

(iii) this Constitution contains a provision for the calculation or determination of the Issue Price for the Stapled Security but not for the Unit,

the Manager must, in accordance with the next paragraph, determine what part of the Issue Price of a Stapled Security is to represent the Issue Price of a Unit for the purposes of this Constitution.

(b) The Issue Price for a Stapled Security will be allocated between the Issue Price of the Unit and the issue prices for the Attached Securities on the basis of fair value as agreed between the Manager and the Stapled Entities or, failing agreement, determined by an independent accountant based on fair market value as determined by the accountant having regard to the respective net asset backing of each of the Unit and the Attached Securities immediately prior to the issue, sale, cancellation or buy back of the Stapled Security and any other factors which the accountant believes should be taken into account. However, where the Stapled Security is being issued pursuant to the exercise of one or more Options and the terms of the Option or Options specify the issue price of the Unit, the issue price of the Unit and each of the Attached Securities must be determined in accordance with any relevant provisions of the terms of the Option or Options.

7.7 Deleted

7.8 Reinvestment

If reinvestment applies, while the Stapled Securities are Officially Quoted, the aggregate of the Issue Price for each Stapled Security upon reinvestment of distributions (if any) is the average of the daily volume weighted average price of all sales of Stapled Securities recorded on ASX for each of the first 10 ASX Trading Days following the ASX Trading Day after the record date in respect of the relevant distribution (unless the Manager believes that this calculation does not provide a fair reflection of the market price of the Stapled Securities during this period in which event there shall be substituted for the amount so calculated the market price of the Stapled Security as determined by an expert independent of the Manager whose identity and instructions will be determined by the Manager) less such discount, if any, not exceeding 10% as the Manager may determine.

The allocation of the issue price for a Stapled Security between the Issue Price for each Unit and the application price for the Attached Securities is to be determined in accordance with clause 7.4 or 7.6. If Stapling does not or ceases to apply the Issue Price for each Unit is to be calculated in the manner above but based on the sale price of a Unit.

7.9 Issue of Stapled Securities on exercise of executive share options

While Stapling applies and a Stapled Entity is required to issue Stapled Securities under an executive option plan, the Manager may at the request of the Stapled Entity issue Units to persons directed by the Stapled Entity and to whom the Stapled Entity issues Attached Securities at an Issue Price which is equal to 77% of the Issue Price for the Stapled Securities.

8. Withdrawal of units

8.1 Withdrawal request while Trust is Liquid and buy-back

While the Trust is Liquid, any Unit Holder may request that some or all of their Units be withdrawn. Each request must:

(a) satisfy the form and content requirements prescribed by the Manager; and

(b) be delivered to the Manager at its registered office (or other place nominated by the Manager).

Upon making such a request, the Unit Holder will have no right to deal with the Units (unless and until the request is denied by the Manager).

8.2 Action following request

Within a reasonable time of receiving a withdrawal request under clause 8.1, the Manager must consider that request and, in the Manager's absolute discretion:

(a) deny the request (and notify the Unit Holder accordingly); or

(b) effect the withdrawal by causing the number (or value) of Units held by the Unit Holder referred to in the withdrawal notice to be withdrawn at the applicable Withdrawal Price out of the Trust Fund; or

(c) to the extent permitted by the Corporations Law, purchase (in a capacity other than as trustee of the Trust) or arrange for another person to purchase the number (or value) of Units held by the Unit Holder referred to in the withdrawal notice; or

(d) partially effect the withdrawal in the manner described in paragraph (b) and partially purchase (or arrange for Units to be purchased) in the manner described in paragraph (c)).

8.3 Suspension of withdrawal request right

Unless the Manager determines otherwise, the right to make a withdrawal request under clause 8.1 is suspended while the Units are Officially Quoted.

8.4 Withdrawal while Trust is not Liquid

(a) While the Trust is not Liquid the Manager may make a Withdrawal Offer. A Unit Holder may withdraw from the Trust in accordance with the terms of any current Withdrawal Offer. Otherwise, a Unit Holder has no right to request that some or all of the Unit Holder's Units be withdrawn.

(b) A Withdrawal Offer must contain the information required by the Corporations Law and the Listing Rules. To the extent permitted by the Corporations Law and the Listing Rules, a Withdrawal Offer may include an offer by the Manager (in a capacity other than as trustee of the Trust) or a nominee to purchase Units.

8.5 Minimum holding

If the Manager has established a minimum number of Units for which an application can be made then the Manager may treat a withdrawal request (including acceptance of a Withdrawal Offer), which if accepted, would lead a Unit Holder to hold fewer Units than that minimum number, as a request for the withdrawal of all that Unit Holder's Units. If there is more than 1 Class, this clause only applies to Units in the same Class. If the Units are Stapled, a deemed withdrawal request will be taken to be given if an equivalent number of each category of Attached Securities are able to be cancelled or transferred.

8.6 Sums arising

The Manager may deduct from the proceeds of withdrawal of Units any money due to the Manager in relation to the Unit Holder.

8.7 Transfer of Assets

Rather than pay Cash to effect a withdrawal (or pay a distribution) in whole or in part the Manager may transfer Assets to a Unit Holder (or the Unit Holder's nominee). The Manager must satisfy itself that the Asset Value (with any Cash paid) will equal the total amount of Cash otherwise payable. The Manager may do this on the basis of a valuation of the Assets obtained within 1 month of the withdrawal date.

8.8 Liquid or not Liquid

The Manager will determine whether or not the Trust is Liquid. Such a determination is binding on Holders and no Holder will challenge it.

8.9 On-market buy back

While Units are Officially Quoted, the Manager may, subject to the Corporations Law and the Listing Rules, purchase Units or Options (whether forming part of Stapled Securities or otherwise) on the ASX and may cause those Units or Options to be withdrawn.

8.10 Cancellation or buy-back while Stapling applies

While Units are Officially Quoted, the Manager may, subject to and in accordance with the Corporations Law (including any modifications of it) and any requirements under the Listing Rules, purchase or cause to be purchased Units, or where Stapling applies, Stapled Securities and cause the Units, or Units which in part comprise those Stapled Securities, to

be cancelled. No Withdrawal Price is payable to the Holder upon cancellation of the Units. Where the Units comprise part of Stapled Securities the Manager may only buy back and cancel the Units if the Attached Securities are also the subject of contemporaneous buy-back and cancellation by the respective Stapled Entities. Where Units are purchased as part of a Stapled Security pursuant to buy-back arrangement, the Manager must determine, in a manner similar to that provided in clause 7.6, what proportion of the price paid for the Stapled Securities is to be paid from the Assets of the Trust.

8.11 Stapling

While Stapling applies, the Manager may not cause a Unit to be cancelled or purchased unless:

(a) in the case of a cancellation, the Attached Securities are cancelled by the Stapled Entity or the Attached Securities are Unstapled from the Unit to be cancelled; or

(b) in the case of a purchase, the Attached Securities are purchased at the same time as the Unit, by the same person.

9. Withdrawal price

The Withdrawal Price for any Unit will be equal to:

$$\frac{\text{Net Fund Value - Transaction Costs}}{\text{number of Units on Issue}}$$

While the Trust is Liquid, each of these variables will be calculated as at the next Valuation Time after the Manager received (or is taken to have received) the withdrawal request. If the Trust is not Liquid, then each such variable will be calculated as at the day the relevant Withdrawal Offer closes. The Manager may adjust any variable where the calculation is in respect of a particular Class.

10. Transfer of Units and Options

10.1 Uncertificated System

(a) Units or Options may be transferred in any manner permitted by the CHESS System. The Manager may require before registration of any such transfer that there be provided to the Manager any documents which the rules of the uncertificated system require or permit the Manager to require be provided to it to authorise registration.

(b) This clause prevails over any other provision of this Constitution that may be inconsistent with it but it does not permit the Manager to refuse to register a proper ASTC regulated transfer.

10.2 Transferability of Units

(a) Subject to this Constitution, a Unit or Option may be transferred by instrument in writing, in any form authorised by Law or in any other form that the Manager approves.

(b) A transferor of Units or Options remains the holder of the Units or Options (as the case may be) transferred until the transfer is registered.

10.3 Registration of transfers

(a) Where Units or Options are transferred other than by a proper ASTC regulated transfer, the following documents must be lodged for registration at the registered office of the Manager or the location of the Register:

(i) the instrument of transfer;

(ii) the certificate (if any) for the Units or Options; and

(iii) any other information that the Manager may require to establish the transferor's right to transfer the Units or Options.

(b) On compliance with paragraph (a), the Manager will, subject to the powers of the Manager to refuse registration, register the transferee as a Holder.

(c) The Manager may waive compliance with paragraph (a)(ii) of this clause on receipt of satisfactory evidence of loss or destruction of the certificate.

10.4 Restricted securities

(a) The Manager must refuse to acknowledge, deal with, accept or register any sale, assignment or transfer of any restricted securities on issue which is or might be in breach of the Listing Rules or any escrow agreement entered into by the Manager under the Listing Rules in relation to the restricted securities.

(b) During a breach of the Listing Rules relating to restricted securities, or a breach of a Restriction Agreement, the holder of the restricted securities is not entitled to any distribution or voting rights in respect of the restricted securities.

10.5 Suspension of transfers

To the extent (if at all) permitted by the CHESS System, the registration of transfers of Units or Options may be suspended at any time and for any period as the Manager may decide. However, the aggregate of those periods must not exceed 30 days in any calendar year.

10.6 Manager may request holding lock or refuse to register a transfer

Where permitted to do so by the Corporations Law, the Listing Rules or the ASTC Settlement Rules, the Manager may:

(a) request any applicable CS Facility Operator to apply a holding lock to prevent a transfer of Units from being registered on the ASTC subregister; or

(b) refuse to register a transfer of Units to which paragraph (a) does not apply.

10.7 Manager must request holding lock or refuse to register transfer

The Manager must:

(a) request any applicable CS Facility Operator to apply a holding lock to prevent a transfer of Units from being registered on the ASTC subregister; or

(b) refuse to register any transfer of Units to which paragraph (a) does not apply,

if:

(i) the Listing rules require the Trust to do so;

(ii) clause 10.4 requires the Manager not to register the transfer; or

(iii) the transfer is in breach of the Listing Rules or a Restriction Agreement.

10.8 Notice of non-registration

(a) If in the exercise of its rights and obligations under clause 10.6 and 10.7 the Manager requests a holding lock to prevent a transfer of Units or declines to register any transfer of Units or Options, the Manager must within 5 Business Days after the transfer was lodged with the Manager (or registrar), give to the person who lodged the transfer written notice of, and the reasons for, the decision to decline registration. Failure to give such notice does not invalidate the decision of the Manager.

(b) Paragraph (a) does not apply to a holding lock (if any) applied in relation to the implementation of Stapling to all Units on issue on the Proposal Record Date (as defined in clause 39.1).

10.9 Stapling

While Stapling applies and subject to the Corporations Law and the Listing Rules if the Listing Rules apply:

(a) the Manager must not register any transfer of Units unless it is a single transfer of Stapled Securities and any provision of clauses 10.1 to 10.8 inclusive of this Constitution referring to a transfer of Units will be deemed to be a reference to such a transfer;

(b) a reference in clauses 10.1 to 10.8 inclusive of this Constitution to a Unit will be deemed to be a reference to a Stapled Security; and

(c) a transfer of a Unit which is not a single transfer of Stapled Securities or is not accompanied by a transfer or a copy of a transfer of the relevant Attached Securities will be taken to authorise the Manager as agent for the transferor to effect in accordance with this Constitution and the constitutions of the Stapled Entities a transfer of the Stapled Securities to the same transferee.

11. Transmission of Units and Options

11.1 Entitlement to Units on death

(a) If a Holder dies:

(i) the survivor or survivors, where the Holder was a joint holder; and

(ii) the legal personal representatives of the deceased, where the Holder was a sole holder,

will be the only persons recognised by the Manager as having any title to the Holder's interest in the Units or Options (as the case may be).

(b) The Manager may require evidence of a Holder's death as it thinks fit.

(c) This clause does not release the estate of a deceased joint Holder from any liability in respect of a Unit or Option that had been jointly held by the Holder with other persons.

11.2 Registration of persons entitled

(a) Subject to the Bankruptcy Act 1966 and to the production of any information that is properly required by the Manager, a person becoming entitled to a Unit or Option in consequence of the death or bankruptcy (or other legal disability) of a Holder may elect to:

(i) be registered personally as a Holder; or

(ii) have another person registered as the Holder.

(b) All the limitations, restrictions and provisions of this Constitution relating to:

(i) the right to transfer;

(ii) the registration of the transfer of; and

(iii) the issue of certificates for,

Units or Options apply to any relevant transfer as if the death or bankruptcy or legal disability of the Unit Holder had not occurred and the notice or transfer were a transfer signed by that Holder.

11.3 Distributions and other rights

(a) If a Holder dies or suffers a legal disability, the Holder's legal personal representative or the trustee of the Holder's estate (as the case may be) is, on the production of all information as is properly required by the Manager, entitled to the same distributions, entitlements and other advantages and to the same rights (whether in relation to meetings of the Trust or to voting or otherwise) as the Holder would have been entitled to if the Holder had not died or suffered a legal disability.

(b) Where two or more persons are jointly entitled to any Unit or Option as a result of the death of a Holder, they will, for the purposes of this Constitution, be taken to be joint holders of the Unit or Option (as the case may be).

12. Net accounting income

12.1 Net Accounting Income

The Manager will determine (or cause to be determined) the ***Net Accounting Income*** for each Financial Year:

(a) by determining the income of the Trust for the Financial Year in accordance with applicable Australian Accounting Standards;

(b) by applying against the income of the Trust for that Financial Year:

(i) the Expenses, provisions and reserve transfers referred to in clause 12.2, subject to any other prudent adjustments in accordance with applicable Australian Accounting Standards; and

(ii) any Net Accounting Loss (as defined below in this clause) carried forward from a preceding Financial Year; and

(c) adjusting the amount calculated under paragraph (a) by such other amounts or contingencies necessary including:

(i) amortisation;

(ii) changes to accounting policies;

(iii) any realised or unrealised gains or losses; and

(iv) reversing the amount of any increment or decrement of a capital Asset or the effect of marking to market any derivative contracts to be brought to income account required by Australian Accounting Standards,

in order that the Net Accounting Income for the period may fairly represent the amount of income of the Trust available for distribution by the Trust for that Financial Year. Where the amount is negative it will be the ***Net Accounting Loss*** for that Financial Year.

12.2 Expenses and provisions of the Trust

For each Financial Year:

(a) the Expenses of the Trust will be determined in accordance with applicable Australian Accounting Standards; and

(b) provisions or other transfers to or from reserves may be made in relation to such items as the Manager considers appropriate in accordance with applicable Australian Accounting Standards.

12.3 Net Income

The Manager will determine (or cause to be determined) the ***Net Income*** for each Financial Year in accordance with section 95(1) of the Income Tax Assessment Act 1936.

13. Distributions

13.1 Distributable Income

(a) Unless otherwise determined by the Manager pursuant to clause 13.1(b) ***Distributable Income*** of the Trust for each Financial Year is the Net Accounting Income for that Financial Year.

(b) The Manager may determine that the Distributable Income for a Financial Year will be:

(i) the Net Income (if it exceeds the Net Accounting Income) for that Financial Year; or

(ii) some other amount not less than the Net Accounting Income for that Financial Year.

13.2 Present entitlement

Unless otherwise agreed by the Manager and subject to the rights, restrictions and obligations attaching to any particular Unit or Class, the Unit Holders on the Register on the last day of the Financial Year will be presently entitled to the Distributable Income of the Trust (less any part of the Distributable Income which has previously been distributed in that Financial Year as permitted by this clause 13) in the proportion specified in clause 13.3(c).

13.3 Distribution of Distributable Income

(a) The Manager may determine to make an interim distribution out of Net Accounting Income accruing during any Interim Distribution Period (***an Interim Distribution***). An Interim Distribution cannot exceed, but can be less than, the amount of the Net Accounting Income which has accrued during the relevant Interim Distribution Period. The Manager must within 90 days of the last day of the Interim Distribution Period pay the Interim Distribution to the Unit Holders on the Register at the end of the last day of the Interim Distribution Period.

(b) Within 90 days of the end of the Financial Year, the Manager must pay to the Unit Holders on the Register at the end of the last day of that Financial Year an amount equal to the Distributable Income of the Trust for the Financial Year less any amounts previously distributed during that Financial Year under paragraph (a)

(c) Subject to the rights, obligations and restrictions attaching to any particular Unit or Class, a Unit Holder on the Register at the end of the last day of the Financial Year or Interim Distribution Period, is presently entitled to that proportion of the Distributable Income for the purpose of paragraph (b) or Interim Distribution for the purpose of paragraph (a) (as the case may be) as is equal to the number of Units held by that Unit Holder on that date divided by the number of Units on Issue on that date.

13.4 Capital distributions

The Manager may distribute capital of the Trust to the Unit Holders. Subject to the rights, obligations and restrictions attaching to any particular Unit or Class, a Unit Holder is entitled to that proportion of the capital to be distributed as is equal to the number of Units held by that Unit Holder on a date determined by the Manager divided by the number of Units on the Register on that date. A distribution may be in Cash or of Assets or by way of bonus Units. While Stapling applies, the Manager may not make a distribution by way of bonus Units, unless at the same time Unit Holders are also issued with a corresponding number of each category of Attached Securities which when issued are then Stapled to the bonus Units issued.

13.5 Grossed up Tax amounts

Subject to any rights, obligations and restrictions attaching to any particular Unit or Class, the grossed up amount under the Tax Act in relation to Tax credits or franking rebates is taken to be distributed to Unit Holders in proportion to the Distributable Income for a Financial Year or an Interim Distribution, as the case may be, which is referable to a dividend or other income to which they are presently entitled.

13.6 Excess distribution

If at the end of a Financial Year, the auditor of the Trust determines that the amount distributed as Distributable Income under this clause 13 of the Trust exceeds the aggregate of the Net Accounting Income for such Financial Year, the excess will be taken to be a distribution of capital.

13.7 Reinvestment

Subject to clause 13.8, a Unit Holder may, if the Manager approves, elect to reinvest some or all of any distribution by acquiring Units in the Trust. In those cases, the Manager is treated as having received an application to reinvest distributions on the first Business Day after the distribution is paid at an Issue Price determined in accordance with clause 7. The procedure for reinvestment of distributions is to be determined by the Manager and notified to Unit Holders from time to time.

13.8 Reinvestment while Stapling applies

While Stapling applies:

(a) no reinvestment may occur unless, contemporaneously with the reinvestment in additional Units, the Unit Holder subscribes for or purchases an additional number of Attached Securities which, when issued or acquired are then Stapled to the additional Units;

(b) the Manager may make provision for, and make payment of, the subscription and purchase price for such Attached Securities out of the distribution or income (as applicable) which is otherwise available for reinvestment;

(c) if the amount to be reinvested in additional Stapled Securities results in a fraction of a Stapled Security, the money representing the fraction may be paid to the Unit Holder or held for future reinvestment in the Trust and the Stapled Entity in such proportions as the Manager and the Stapled Entity may determine;

(d) whenever under this Constitution or by Law money is held on behalf of a Unit Holder, for future reinvestment, the money so held may be aggregated and on each occasion on which the aggregated amount equals the Issue Price of a Unit, the amount will be applied to purchase a new Unit for issue to the Unit Holder; and

(e) a new Unit may not be so purchased until the reinvested money is sufficient for and is applied to a subscription for or purchase of Attached Securities which are then Stapled to the Unit.

13.9 Unit Holder's rights

For the removal of doubt and despite anything in this clause 13:

(a) the rights of a Unit Holder under this clause 13 are subject to the rights, obligations and restrictions attaching to the Units which they hold; and

(b) for the purposes of distribution entitlements, Units which are partly paid will be treated as that proportion of a whole Unit as the amount paid up bears to the total Issue Price for that Unit, rounded to the nearest 2 decimal places, or will be treated in such other manner as the Manager determines.

14. Powers of trustee

14.1 Powers

The Manager has all the powers:

(a) in respect of the Trust Fund that it is possible under the Law to confer on a trustee;

(b) as though it were the absolute owner of the Assets and acting in its personal capacity; and

(c) necessary for fulfilling its obligations under this Constitution.

For example, the Manager's powers include the following:

(i) to purchase Property and sell Assets for cash or other consideration;

(ii) to develop and otherwise deal with any Assets (in particular, Land);

(iii) to borrow or obtain financial accommodation (for example, for the purposes of paragraphs (i) and (ii));

(iv) to create Security Interests over the Trust Fund or any Asset (for example, for the purposes of paragraphs (iii) and (v));

(v) to guarantee liabilities of any person or provide indemnities in respect of such liabilities;

(vi) to make any kind of Investment (including entering into Derivative Transactions);

(vii) to fetter future discretions, such as by the granting of options; and

(viii) to enter into any arrangement or agreement with underwriters in relation to the Trust;

(ix) to invest Assets in cash and cash equivalents, interests, securities, or other instruments issued by the Stapled Company or any other Stapled Entity; and

(x) to make loans or provide any other financial accommodation to the Stapled Company or any other Stapled Entity.

14.2 Delegation

(a) The Manager may appoint delegates or agents (including Custodians or underwriters) to perform any act or exercise any power of the Manager (including a power to in turn appoint its own agent or delegate).

(b) An agent or delegate may be an associate or employee of the Manager.

(c) An appointment may be joint.

(d) Subject to section 601FB of the Corporations Law, the Manager will not be liable for the acts or omissions of any delegate so long as reasonable care is taken in selecting the delegate. The Manager may include provisions to protect and assist those dealing with the delegate as the Manager thinks fit.

14.3 Limitation of Liabilities

Despite clause 14.1, for so long as:

(a) the Units are Officially Quoted; and

(b) the Listing Rules require,

the Manager must ensure that the Liabilities of the Trust do not exceed 60% of the Asset Value.

14.4 Advisers

Without limiting clause 14.1, the Manager may engage Advisers to assist it with its duties and functions under this Constitution. An Adviser may be an associate of the Manager.

14.5 Examples of powers

Without limiting any provision of this clause 14, Schedule 1 sets out further examples of the Manager's powers.

14.6 Rights in relation to Stapling

Despite any other provision of this Constitution, or any rule of Law or equity to the contrary, in exercising any power or discretion conferred on it, the Manager may, subject to the Corporations Law, while Stapling applies, have regard to the interests of the Unit Holders and the members of the Stapled Entities as a whole and not only the interests of the Unit Holders alone.

15. Value of the trust fund

15.1 Valuation of an Asset

Subject to clause 15.2 the Manager may cause an Asset to be valued at any time using the valuation method in Schedule 2.

15.2 Valuation if required

The Manager must cause an Asset to be valued if required by ASIC or under the Corporations Law and the valuation must be undertaken in accordance with those requirements.

15.3 Determination of Net Fund Value

The Manager may determine the Net Fund Value at any time in its discretion, including more than once on each day.

16. Title to assets

16.1 How held

Subject to clauses 16.2 and 16.3, all Assets will be held in the name of the Manager.

16.2 Other Custodian

If the Manager considers it necessary or desirable, the Assets (or any Asset) may be held by a custodian or nominee nominated by the Manager and acting as agent for the Manager.

16.3 Holding of Assets

The Custodian of a particular Asset must hold that Asset either:

(a) directly in its name; or

(b) to the extent permitted by the Law of an ASIC Instrument, indirectly by means of any asset title transfer or holding system approved by the Manager.

17. The register

17.1 Keeping registers

The Manager must establish and keep a register of Unit Holders, and a register of Option Holders. If Stapling applies the Manager may establish and keep a single Register for the Stapled Securities.

17.2 Information in registers

To the extent applicable, the registers must be kept in accordance with, and contain the information required by the Corporations Law. Otherwise, the Manager may decide what information is included in the registers. If the Corporations Law applies, the Manager has the powers conferred under the Corporations Law in relation to the register.

17.3 Changes

Every Unit Holder must promptly notify the Manager of any change of name or address and the Manager must alter the relevant register accordingly.

18. Limitation of liability

18.1 General

Subject to the Corporations Law, the Manager is not liable for any loss or damage to any person (including any Unit Holder) arising out of any matter unless, in respect of that matter, it acted both:

(a) otherwise than in accordance with this Constitution; and

(b) without a belief held in good faith that it was acting in accordance with this Constitution.

In any case, to the extent permitted by Law, the liability of the Manager in relation to the Trust is limited to the Assets, from which the Manager is entitled to be, and is in fact, indemnified.

18.2 Specific

In particular, subject to the Corporations Law, the Manager is not liable for any loss or damage to any person arising out of any matter where, in respect of that matter:

(a) to the extent permitted by Law, it relied in good faith on the services of, or information or advice from, or purporting to be from, any person appointed by the Manager;

(b) it acted as required by Law; or

(c) it relied in good faith upon any signature, marking or documents.

19. Indemnity

19.1 Indemnity

In addition to any indemnity under any Law, the Manager has a right of indemnity out of the Trust Fund on a full indemnity basis, in respect of a matter unless, in respect of that matter, the Manager has acted negligently, fraudulently or in breach of trust.

19.2 Indemnity continuing

Such right of indemnity in respect of a matter (an ***Indemnified Matter***) shall not be lost or impaired by reason of a separate matter (whether before or after the Indemnified Matter) in breach of trust or in breach of this Constitution. Also, the right of indemnity continues to be available after the Manager retires or is removed as trustee.

19.3 Payment

The Manager may pay out of the Trust Fund any amount for which the Manager would be entitled to be indemnified under 19.1 or clause 20.

19.4 The Manager not to incur liability

The Manager is not required to do anything (including enter into any contract or commitment) which involves it incurring any liability (actual or contingent) unless its liability is limited in a manner satisfactory to it in its absolute discretion.

19.5 Compliance Committee

If any member of a compliance committee established by the Manager in connection with the Fund incurs a liability in that capacity in good faith, the Manager may indemnify the compliance committee member out of the Trust Fund, to the extent permitted by the Corporations Law.

20. The Manager's further indemnity

20.1 Liability limited

The Manager is entitled to be indemnified by a Holder to the extent that it incurs any liability for Tax as a result of the Holder's action or inaction.

20.2 Joint Holders

Joint Holders are jointly and severally liable in respect of all payments including payments of Tax to which clause 20.1 applies

21. Change of trustee

21.1 Voluntary retirement

The Manager may retire as trustee (and responsible entity) of the Trust as permitted by the Corporations Law.

21.2 Compulsory retirement

The Manager must retire as trustee (and responsible entity) of the Trust when required by the Corporations Law.

22. Amendments to Constitution

22.1 General

Subject to clause 34 and the Corporations Law, the Manager may amend this Constitution (including this clause) by deed.

23. Statements, accounts and audit

23.1 Appointment of auditors

(a) The Manager must appoint a registered company auditor to regularly audit the accounts in relation to the Trust and perform the other duties required of the Trust's Auditors under this Constitution and the Corporations Law.

(b) The Manager must appoint a Compliance Plan Auditor.

23.2 Retirement of auditors

The Trust Auditor and the Compliance Plan Auditor may each retire or be removed in accordance with the Corporations Law.

23.3 Remuneration of auditors

The remuneration of the Trust Auditor and Compliance Plan Auditor will each be fixed by the Manager.

23.4 Accounts and reports

(a) The accounts of the Trust must be kept and prepared by the Manager in accordance with applicable Australian Accounting Standards and the Corporations Law.

(b) The Manager must report to Unit Holders concerning the affairs of the Trust and their holdings as required by the Corporations Law. Subject to the Corporations Law, the person preparing a report may determine the form, content and timing of it.

23.5 Audit

The Manager will cause:

(a) the Trust Auditor to audit and report on the accounts; and

(b) the Compliance Plan Auditor to audit and report on the compliance plan,

each in the manner required by the Corporations Law.

24. Meetings of Unit Holders

24.1 Convening meetings

The Manager may at any time convene a meeting of Unit Holders and must convene a meeting of Unit Holders when required to do so by the Corporations Law.

24.2 Calling and holding meetings

Meetings of Unit Holders must be called and held in accordance with Part 2G.4 of the Corporations Law. However:

(a) (section 252G(4)) A notice of meeting sent by post is taken to be given the day after it is posted.

(b) (section 252R(2)) If, at any time, there is only 1 Unit Holder, the quorum for a meeting is 1.

(c) (section 252R(3)) If an individual is attending a meeting both as a Unit Holder and as a proxy or body corporate representative, the Manager may in determining whether a quorum is present, count the individual in respect of each such capacity more than once.

(d) (section 252Y(2)) An appointment of proxy:

(i) is valid even if it does not specify the Unit Holder's address; and

(ii) may be a standing one.

24.3 Meetings while Stapling applies

While Stapling applies:

(a) the Manager, the Trust Auditor and representatives of the Stapled Entities may attend and speak at any meeting and may invite any other person to attend and speak; and

(b) meetings may be held in conjunction with meetings of the holders of the Attached Securities and, subject to the Corporations Law, the Manager may make such rules for the conduct of such meetings as the Manager determines.

25. Notices

25.1 Notice to Unit Holders

Subject to the Corporations Law (if applicable), a notice or other communication from the Manager to a Unit Holder must be given in writing and may be sent to the Unit Holder's physical or electronic address (which includes fax numbers and e-mail addresses) most recently provided by the Unit Holder.

25.2 Notice to joint Unit Holders

The Manager may give a notice or other communication to joint Unit Holders by giving it to the Unit Holder first named in the Register for that Unit.

25.3 Notice to successor

The Manager may give a notice or other communication to the persons entitled to a Unit in consequence of the death, or legal disability of a Unit Holder by sending it to the representatives or trustee of the Unit Holder at the address supplied for the purpose by the Unit Holder. Until such an address has been supplied by sending the notice or other communication to an address most recently provided by the Unit Holder.

25.4 Signature on notice

The signature to any notice or other communication by the Manager may be written, printed, stamped or produced electronically and the signature may be that of the Manager or of any director or secretary of the Manager.

26. Termination of trust

26.1 Trust termination date

The Trust will terminate on the earlier of:

(a) a date specified by the Manager as the date the Trust will terminate in a notice given to Unit Holders; and

(b) the date on which the Trust is terminated in accordance with another provision of this Constitution or by operation of Law.

26.2 Corporations Law

The Manager may terminate the Trust when permitted to do so, and must terminate it when required to do so, by the Corporations Law.

27. Procedure on termination

27.1 Notice of termination

Within a reasonable time before, or as soon as practicable after, termination of the Trust the Manager shall give to each Unit Holder notice of the termination and of its intention to distribute the Trust Fund.

27.2 Realisation of Trust Fund

Subject to clauses 27.3 and 27.5, as soon as practicable after the giving of the notice under clause 27.1 the Manager must sell or realise the Assets in such manner as the Manager considers appropriate.

27.3 Final distribution

(a) Subject to the terms of issue of any Unit or Class, the net proceeds from realisation must be distributed among the Unit Holders in proportion to the number of Units they hold.

(b) For the purposes of paragraph (a), ***net proceeds from realisation*** means the proceeds from sale or other realisation of the Assets after paying or providing for:

(i) all Liabilities of the Trust;

(ii) any unpaid fees payable (or to be payable) to the Manager;

(iii) the Expenses of termination.

This clause does not limit clause 27.6.

27.4 Transfer of Assets

Despite clause 27.3, the Manager may transfer Assets to any Unit Holder holding Units having a value in excess of $10,000, in satisfaction of that Unit Holder's entitlement in the Trust Fund. The value of the Assets transferred will be calculated at market value, as determined by the Manager, and the Expenses incurred in transferring the Assets will be borne by the Unit Holder or Unit Holders.

27.5 Postponement of realisation

The Manager may postpone the sale or realisation of any Asset for as long as the Manager thinks it is desirable to do so in the interests of Unit Holders. The Manager will not be responsible for any loss attributable to the postponement.

27.6 Retention of property

The Manager may retain for as long as it thinks fit sufficient Assets as, in its opinion, may be required to meet any outgoings or liabilities (actual or contingent) in respect of the Trust Fund. If any Asset retained is ultimately found not to be required, then it shall be distributed to the Unit Holders in accordance with this clause.

27.7 Continuation of powers

The powers, duties and rights of the Manager (including the rights to remuneration and to any indemnities under this Constitution or the Law) continue following termination to the extent to which they are not inconsistent with this clause 27.

27.8 Audit

The Manager will provide for an independent audit by a registered company auditor of the final accounts of the Trust after termination.

27.9 Notice to Stapled Entities

On or before commencement of the realisation of the Trust, in accordance with this clause 27, the Manager must give the Stapled Entities notice that the Trust is to be terminated or wound up. If any of the Stapled Entities are terminated or wound up under the provisions of their constitutions or by law, then the provisions of this constitution relating to Stapling will cease to apply in respect of that Stapled Entity.

28. Fees

28.1 Base fee

(a) The Manager's entitlement to fees for managing the Trust and its subtrusts is calculated on a monthly basis as a percentage per annum of the Assets of the Trust in accordance with the following scale:

First $700 million of the gross assets	0.50% per annum
Excess above $700 million of gross assets	0.45% per annum

(b) The fee under this clause 28.1 is payable to the Manager within 21 days of the end of the month in which it is calculated (or such later time as the Manager determines).

(c) The gross assets under this clause 28.1 will be determined by the Manager based on the gross assets of the Trust and its subtrusts (disregarding Liabilities), but where the Manager takes into account the assets of a subtrust, it will disregard the investment value of the units held for the Trust in the subtrust in determining the gross Assets of the Trust.

28.2 Trustee fee

The Manager is entitled to a fee, as trustee of the Trust, payable monthly based on the Fund Value calculated as of the last day of the previous month as follows:

(a) 0.10% per annum of the Fund Value which is equal to or less than $100 million; plus

(b) 0.075% per annum of the Fund Value which exceeds $100 million but is equal to or less than $200 million; plus

(c) 0.05% per annum of the Fund Value which exceeds $200 million.

28.2A Manager's Performance Units

The Manager, in addition to its remuneration under clause 28.1 and 28.2, will be entitled to have a certain number of Units issued to it in respect of each Half Year if the performance of the Trust for the Half Year exceeds a stated benchmark. The formula for determining the number of Units (if any) to be issued to the Manager in respect of a Half Year is set out below. If the TR (as defined below) for the Trust for a Half Year is negative, the Performance Units (if any) to which the Manager would have been entitled will not be issued to the Manager until the end of the first succeeding Half Year in which the TR is positive:

Number of Performance Units to be issued to the Manager $\frac{(PF + EPF)}{Pc}$

where:

PF (Tier 1 Performance Fee) = NPc x Mco x 5%, but equals zero if NPc is not greater than zero;

EPF (Tier 2 Performance Fee) = (NPc-Epb) x Mco x 15% but equals zero if NPc is not greater than Epb;

NPc = TR-BM;

NPo (Opening Net Performance) + NPc of prior Half Year except in the first Half Year when NPo = O;

TR (Trust Return expressed as a percentage) = $\frac{(Tc-To)}{To}$

where

Tc = Trust Index at the close of the Half Year, and

To = Opening Trust Index being the Trust Index at close of the prior Half Year of if NPo<0 then To = the Trust Index used as the opening Trust Index (To) for the previous period;

BM (Benchmark Return expressed as a percentage) = $\frac{(Bc-Bo)}{Bo}$

where

Bc = Benchmark Index at the end of the Half Year, and

Bo = Opening Benchmark Index being the Benchmark Index at close of the prior Half Year or if NPo<0 the Bo = the Benchmark Index used as the opening Benchmark Index (Bo) for the previous period;

MCo (Market capitalisation) = Po x Uo

where

Po = the weighted average trading price of all Units traded on the ASX during the ten ASX Trading Days from and including the date upon which the Units trade ex the distribution entitlement for the period ending on the last day of the prior Half Year; and

Uo = Units on issue at the close of the last day of the prior Half Year;

EPb (Tier 2 Performance Benchmark) = 2% nominal per annum out-performance for the Half Year; and

Pc = the greater of the weighted trading price of all Units traded on the ASX during the ten ASX Trading Days from and including the date upon which the Units trade ex the distribution entitlement for the relevant Half Year and the Net Tangible Asset Backing per Unit at the end of the Half Year.

If a Trigger Event occurs within a Half Year, the Manager is entitled to payment in cash in lieu of Units with the amount of the cash payment to be calculated in accordance with clause 28.2B.

If and when Performance Units are issued to the Manager in respect of a Half Year where the Trust Index is below its historical Half Year end high achieved since the new fee structure was implemented on the Merger Date, the Manager may not sell or otherwise dispose of the Performance units until a time after the Trust Index equals or exceeds that prior peak and until the time the Manager is entitled to sell the Performance Units all distributions in respect of those Performance Units must, if a distribution reinvestment plan then applies, be reinvested pursuant to the distribution reinvestment plan and the Units received pursuant to the reinvestment will be subject to the same restriction on sale or disposal. The restriction on sale or disposal will cease if a Trigger Event occurs.

28.2B Payment in lieu of Performance units

If a Trigger Event occurs, the Manager is entitled to be paid in addition to the Base Fee a cash payment calculated as follows in lieu of Performance Units which might otherwise have been issued to the Manager in respect of the Half Year in which the Trigger Event occurs, such payment to be made to the entity which was the Manager on the day upon which the Trigger Event occurred notwithstanding that the entity may have ceased to be the Manager or that the Trust has terminated:

(a) the cash payment is to be equal to the Performance Fees calculated in accordance with clause 28.2A as if the end of the Half Year was the date of the occurrence of the Trigger Event but in determining the Trust Index at the close of the period there is to be substituted for the market price of the Units:

(i) in the case of a takeover bid, the mid-point of the value range for the Units contained in the independent expert's report (if any) prepared for the Unit

Holders or for the target's statement or, if there is no independent expert's report, the price per Unit which would be payable for compulsory acquisition (including in the case of on-cash consideration the market value of that non-cash component on the date of the Trigger Event);

(ii) in the case of a scheme of arrangement, the mid-point of the value range for the Units contained in the independent expert's report (if any) prepared for the Unit Holders in relation to the scheme of arrangement or if there is no independent expert's report, the fair value of the consideration per Unit as determined by an independent accountant appointed by the Manager;

(iii) in the case of delisting, the weighted average market price of the Units traded on the ASX during the 10 ASX Trading Days prior to the Date of Delisting; or

(iv) in the case of termination of the Trust, the amount per Unit to be received by the Unit Holders after accruing the amount payable to the Manager for Performance Fees;

(b) the cash payment is payable as soon as it can be calculated. If there has been any accrual of the Performance Fee from any prior Half Year whether due to the Trust Return (TR) being negative although exceeding the Benchmark Return (BM) or otherwise, the amount accrued shall be paid in cash rather than Units on the date of occurrence of the Trigger Event.

28.2C Payment in lieu of Performance Units

If due to restrictions imposed by the Listing Rules or otherwise, the Manager may not have Performance Units issued to it in respect of any Half Year, the Manager shall be entitled to a cash payment in lieu of Performance Units equal to the sum calculated as

PF + EPF (as defined in clause 28.2A)

in respect of that Half Year. This payment will become payable as at the end of the Half Year.

28.3 Initial fee

The Manager may receive and retain from each application for Units an initial fee not exceeding 5% of the application moneys.

28.4 Waiver and suspension of fees

(a) The Manager may waive or postpone the receipt of any fee (or any part of a fee) or charge a lesser fee than it is entitled to receive under this Constitution.

(b) The operation of clauses 28.1, 28.2, 28.2A, 28.2B, 28.2C and 28.3 will be suspended while Stapling applies.

28.5 Expenses

All Expenses reasonably and properly incurred by the Manager in connection with the Trust (including:

(a) in connection with the establishment of the Trust and the first Prospectus;

(b) custodial fees and Expenses charged by a custodian of the Assets of the Trust; and

(c) fees and Expenses charged to the Manager by related bodies corporate of the Manager or any Stapled Entity for services provided to the Manager in connection with the Trust, including funds management services, property services and development management services),

or in performing its obligations under this Constitution are payable or can be reimbursed out of the Trust Fund. The Amounts payable under this sub-clause are in addition to fees payable under this clause and rights to indemnification or reimbursement conferred under this Constitution or by law.

28.6 Waiver of Expenses

The Manager may waive or postpone reimbursement of any or all Expenses under clause 28.5.

28.7 GST

The fees payable to the Manager under this Constitution do not include any amount referable to GST. If the Manager is or becomes liable to pay GST in respect of any supply under or in connection with this Constitution, then in addition to any fee or other consideration payable to the Manager in respect of the supply, the Manager is entitled to be paid an additional amount on account of GST. The additional amount is to be calculated by multiplying the fee, amount or consideration for the part of the supply which is a taxable supply for GST purposes by the prevailing rate of GST, and the Manager shall be entitled to be reimbursed or indemnified for such amount of GST out of the Trust Fund.

29. Unit Holders

29.1 Unit Holder bound

Each person who becomes registered as a Unit Holder or, where Stapling applies, a holder of Stapled Securities, shall be taken to have agreed to be bound by this Constitution (as amended from time to time).

29.2 Liability

Subject to this Constitution and to the extent permitted by Law, no Unit Holder will be personally liable for any obligation of, or liability incurred by, the Manager.

30. Other activities and obligations of the Manager

30.1 Other activities

Subject to the Law, nothing in this Constitution restricts the Manager (in its personal capacity or in any capacity other than as trustee and responsible entity of the Trust) or its associates from:

(a) dealing with itself (as trustee and responsible entity of the Trust), the Stapled Company or any other Stapled Entity;

(b) engaging an associate of itself, the Stapled Company or any other Stapled Entity to provide services to, the Manager (as trustee and responsible entity of the Trust), the Stapled Company or any other Stapled Entity;

(c) being interested in any contract, transaction, or matter with itself (as trustee and responsible entity of the Trust), the Stapled Company, any other Stapled Entity or with any Unit Holder; or

(d) acting in the same or similar capacity in relation to any other trust or managed investment scheme,

and in each such case the Manager (or any associate) may retain for its own benefit all profits or benefits derived from that activity.

30.2 Other obligations

All obligations of the Manager which might otherwise be implied by Law are expressly excluded to the extent permitted by Law.

31. Payments

31.1 Money payable

Money payable by the Manager to a Unit Holder may be paid in any manner the Manager decides.

31.2 Cancel cheques

The Manager may cancel cheques issued by the Manager that are not presented within 6 months. Subject to Law, when such a cheque was drawn in favour of a Unit Holder, the money is to be reinvested in Units or Stapled Securities (as applicable) at the Issue Price prevailing at the next Valuation Time after the day the cheque is cancelled.

31.3 Joint Unit Holders

A payment to any one of joint Unit Holders will discharge the Manager for the payment.

31.4 Deductions for Tax

The Manager may deduct from any amount payable to a Unit Holder (or received from a Unit Holder) any amount of Tax (or an estimate of it) which the Manager reasonably believes it must or should deduct, in respect of that Unit Holder.

32. Complaints

32.1 Procedure

If a Unit Holder submits to the Manager a complaint in relation to the Trust or its operation, the Manager must:

(a) **(acknowledge complaint)** acknowledge in writing receipt of the complaint as soon as practicable and in any event within 14 days from receipt;

(b) **(consider complaint)** consider the complaint in accordance with clause 32.2;

(c) **(communicate)** communicate in writing to the complainant the determination and the reasons for that determination of either the compliance committee or the Manager (as the case may be) in relation to the complaint as soon as practicable and in any event not more than 45 days after the Manager received the complaint; and

(d) **(further avenues)** if the complainant is dissatisfied with the outcome of the determination:

(i) refer the complainant to (and provide reasonable details of) an independent external dispute resolution body of which the Manager is a member; and

(ii) provide general guidance (without any obligation to provide legal advice) on further avenues available to the complainant.

(e) **(inspection of documents)** if the complainant so requests, provide the complainant with an opportunity to inspect the material referred to in clause 32.2(d).

32.2 Consideration of complaint

In considering a complaint, the Manager will take into account such of the following factors as are relevant to that complaint:

(a) the alleged breach of the Corporations Law, this Constitution or breach of trust;

(b) legal advice (if any) it has received in relation to that alleged breach;

(c) the supporting material provided by the Unit Holder in relation to the alleged breach;

(d) any material held by the Manager in relation to the alleged breach; and

(e) any other relevant information.

32.3 Referral of Complaint

The Manager must consider a complaint by referring it to either:

(a) the Manager's compliance committee; or

(b) if the compliance committee considers the complaint to be of a material nature, the board of directors of the Manager.

33. Listing rules

While the Units are Officially Quoted, the following applies:

(a) Notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act shall not be done.

(b) Nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done.

(c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision.

(e) If the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision.

(f) If any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

In accordance with ASIC Class Order 98/1808 or its equivalent and for so long as it applies to the Trust, a change in the text of this constitution because of the operation of this clause 33 is not a modification of the constitution for the purposes of subsections 601GC(1) and (2) of the Corporations Law.

34. ASIC instruments

If the Corporations Law or a condition of any relief from the provisions of the Corporations Law granted by an ASIC Instrument requires that this Constitution contain certain provisions, then those provisions are taken to be incorporated into this Constitution at all times at which they are required to be included and prevail over any other provisions of this Constitution to the extent of any inconsistency. However, if the relief is granted by class order (rather than specifically in relation to the Trust) then the ASIC Instrument (and the provisions it requires) will only be taken to be incorporated if the Manager declares in writing that this is the case. Clause 22.1 does not apply to provisions taken by this clause 34 to be incorporated in the Constitution.[2]

35. Stapling

35.1 Power to Staple

The Manager may, subject to this clause 35, the Corporations Law and, if the Units are Officially Quoted, the Listing Rules, cause the Stapling of the Attached Securities to the Units.

2 The tenth Supplemental Deed Poll dated 30/6/2006 declared that ASIC Class Order 05/26 is incorporated in to the Constitution pursuant to section 34.

35.2 Paramountcy of Stapling provisions

Subject to clauses 22, 33, 34 and 39, the provisions of this Constitution relating to Stapling prevail over all other provisions of this Constitution including any that are expressed to prevail over others, except where this would result in a breach of the Corporations Law, the Listing Rules (if the Listing Rules apply) or any other Law.

35.3 Maintenance of Listing and consistency with constitutions of the Stapled Entity

The Manager must use every reasonable endeavour to procure that if the Stapled Securities are and continue to be Officially Quoted as one joint security, that the Units are dealt with under this Constitution in a manner consistent with the provisions relating to the Attached Securities in the constitutions of the Stapled Entities.

35.4 Stapling – general intention

While Stapling applies, the Units are intended to be Stapled to the Attached Securities in the ratio of one Unit to one of each category of Attached Securities. The intention is that, so far as the Law permits, a Unit and a Stapled Share which are Stapled together shall collectively be treated as one security.

The Manager and the Unit Holders must neither do any act, matter or thing nor refrain from doing any act, matter or thing if to do so or refrain from doing so (as they case may be) would result directly or indirectly in any Unit no longer being a component of a Stapled Security. In particular:

(a) the Manager must not offer a Unit for subscription or sale (including by way of offering Options) unless an offer is made at the same time and to the same person for the corresponding Attached Securities for issue or sale;

(b) any offer of a Unit for subscription or sale (including by way of offering Options) must require the offeree to subscribe for or buy the corresponding Attached Securities;

(c) a Unit Holder must not sell a Unit to any person unless the corresponding Attached Securities are also sold to the same person at the same time;

(d) the Manager must not issue or sell a Unit to any person unless the corresponding Attached Securities are also issued or sold to the same person at the same time;

(e) the Manager must not consolidate, sub-divide, cancel, buy back or otherwise reorganise any Units unless at the same time there is a corresponding consolidation, subdivision, cancellation, buy-back or other reorganisation of all Attached Securities;

(f) the Manager must not forfeit a Unit Holder's Unit unless the Attached Securities are also forfeited; and

(g) the Manager must not register the transmission or transfer of Units unless a corresponding number of each category of Attached Securities is also transmitted or transferred (as the case may be).

35.5 Commencement of Stapling provisions

The provisions of this Constitution relating to Stapling commence on the date the Manager in its absolute discretion determines.

35.6 Cessation of Stapling Provisions

(a) Subject to the Corporations Law and the Listing Rules:

(i) the Manager in its absolute discretion may determine that the Stapling Provisions should cease to operate and seek any approval of the Stapled Security Holders required for the Units and Attached Securities to be Unstapled; and

(ii) the Stapling Provisions will cease to operate if the Stapled Security Holders approve the cessation by a Special Resolution and each Stapled Entity also causes the cessation of the provisions in their respective constitutions relating to Stapling.

(b) The provisions in this Constitution relating to Stapling continue until:

(i) clause 27.9 or clause 35.6(a)(ii) applies; or

(ii) Stapling becomes unlawful or prohibited by the Listing Rules.

(c) The date on which Units and Attached Securities are Unstapled will be the date determined by the Manager in co-operation with the Stapled Entities.

(d) On and from date of Unstapling, each Unit ceases to be Stapled to the corresponding Attached Securities and the Manager must do all things reasonably necessary to procure that each Unit is Unstapled.

(e) If the Manager determines to Unstaple the Stapled Securities pursuant to this clause 35.6, this does not prevent the Manager from subsequently determining that the Stapling provisions should recommence.

35.7 Variation of Stapling provisions

The consent of the Stapled Entities must be obtained to any amendment to this Constitution which:

(a) directly affects the terms on which Units are Stapled; or

(b) removes any restriction on the transfer of a Stapled Unit if that restriction also exists for the Attached Securities unless that restriction is simultaneously removed for all Attached Securities.

36. Small holdings

36.1 Application of this clause

This clause 36 applies while the Units or Stapled Securities are Officially Quoted.

36.2 Manager's right to sell Small Holdings

Subject to the provisions of this clause 36, the Manager may in its discretion from time to time sell any Units held by a Unit Holder that is a Small Holder or New Small Holder without request by the Small Holder or New Small Holder.

36.3 Divestment Notice

If the Manager determines that a Unit Holder is a Small Holder or a New Small Holder the Manager may give the Unit Holder a Divestment Notice to notify the Unit Holder:

(a) that the Unit Holder is a Small Holder or a New Small Holder, the number of Units making up and the Market Value of the Small Holding or New Small Holding and the date on which the Market Value was determined;

(b) that the Manager intends to sell the Relevant Units in accordance with this clause after the end of the Relevant Period specified in the Divestment Notice;

(c) if the Unit Holder is a Small Holder, that the Unit Holder may at any time before the end of the Relevant Period notify the Manager in writing that the Unit Holder desires to retain the Relevant Units and that, if the Unit Holder does so, the Manager will not be entitled to sell the Relevant Units under that Divestment Notice;

(d) after the end of the Relevant Period the Manager may for the purpose of selling the Relevant Units that are in a CS Facility holding initiate a holding adjustment to move those Units from that CS Facility holding to an Issuer Sponsored Holding or certificated holding.

If the ASTC Settlement Rules apply to the Relevant Units, the Divestment Notice must comply with those rules.

36.4 Relevant Period

For a Divestment Notice given to a Small Holder, the Relevant Period must be at least six weeks from the date the Divestment Notice was given. For a Divestment Notice given to a New Small Holder, the Relevant Period must be at least seven days from the date the Divestment Notice was given.

36.5 Manager can sell Relevant Units

At the end of the Relevant Period the Manager is entitled to sell on-market or in any other way determined by the Manager:

(a) the Relevant Units of a Unit Holder who is a Small Holder, unless that Unit Holder has notified the Manager in writing before the end of the Relevant Period that the Unit Holder desires to retain the Relevant Units in which event the Manager must not sell those Relevant Units under that Divestment Notice; and

(b) the Relevant Units of a Unit Holder who is a New Small Holder.

36.6 No obligation to sell

The Manager is not bound to sell any Relevant Units which it is entitled to sell under this clause 36 but unless the Relevant Units are sold within 10 weeks after the end of the Relevant Period the Manager's right to sell the Relevant Units under the Divestment Notice relating to those Units lapses and it must notify the Unit Holder to whom the Divestment Notice was given accordingly.

36.7 Manager as Unit Holder's attorney

To effect the sale and transfer by the Manager of Relevant Units of a Unit Holder, the Unit Holder appoints the Manager and each of its directors and secretary jointly and severally as the Unit Holder's attorney in the Unit Holder's name and on the Unit Holder's behalf to do all acts and things which the Manager considers necessary or appropriate to effect the sale or transfer of the Relevant Units and, in particular:

(a) to initiate a holding adjustment to move the Relevant Units from a CS Facility holding to an Issuer Sponsored Holding or a certificated holding; and

(b) to execute on behalf of the Unit Holder all deeds, instruments or other documents necessary to transfer the Relevant Units and to deliver any such deeds, instruments or other documents to the purchaser.

36.8 Conclusive evidence

A statement in writing by or on behalf of the Manager under this clause 36 is binding on and conclusive against (in the absence of manifest error) a Unit Holder. In particular, a statement that the Relevant Units specified in the statement have been sold in accordance with this clause 36 is conclusive against all persons claiming to be entitled to the Relevant Units and discharges the purchaser from all liability in respect of the Relevant Units.

36.9 Registering the purchaser

The Manager must register the purchaser of Relevant Units as the holder of the Relevant Units transferred to the purchaser under this clause. The purchaser is not bound to see to the application of any money paid as consideration. The title of the purchaser to the Relevant Units transferred to the purchaser is not affected by any irregularity or invalidity in connection with the actions of the Manager under this clause 36.

36.10 Payment of proceeds

Subject to clause 36.11, where:

(a) Relevant Units of a Unit Holder are sold by the Manager on behalf of the Unit Holder under this clause; and

(b) the certificate for the Relevant Units (unless the Manager is satisfied that the certificate has been lost or destroyed or the Relevant Units are uncertificated securities) has been received by the Manager,

the Manager must, within 60 days of the completion of the sale, send the proceeds of sale to the Unit Holder entitled to those proceeds by sending a cheque payable to the Unit Holder through the post to the address of the Unit Holder shown in the Register, or in the

case of joint holders, to the address shown in the Register as the address of the Unit Holder whose name first appears in the Register. Payment of any money under this clause is at the risk of the Unit Holder to whom it is sent.

36.11 Costs

In the case of a sale of the Relevant Units of a New Small Holder in accordance with this clause 36, the Manager is entitled to deduct and retain from the proceeds of sale, the costs of the sale as determined by the Manager. In the case of a sale of the Relevant Units of a Small Holder, the Manager or a purchaser must bear the costs of sale of the Relevant Units. The costs of sale include all stamp duty, brokerage and government taxes and charges (except for tax on income or capital against of the Unit Holder) payable by the Manager in connection with the sale and transfer of the Relevant Units.

36.12 Remedy limited to damages

The remedy of a Unit Holder to whom this clause applies, in respect of the sale of the Relevant Units of that Unit Holder, is expressly limited to a right of action in damages against the Manager to the exclusion of any other right, remedy or relief against any other person. The Manager is only liable if it has failed to comply with the requirements of this clause 36 and its liability is limited to the value of the Relevant Units at the time of sale.

36.13 Distributions and voting suspended

Unless the Manager determines otherwise, where a Divestment Notice is given to a New Small Holder in accordance with this clause 36, the rights to receive payment of distributions and to vote attached to the Relevant Units of that Unit Holder are suspended until the Relevant Units are transferred to a new holder or that Unit Holder ceases to be a New Small Holder. Any distributions that would, but for this clause 36.12, have been paid to that Unit Holder must be held by the manager and paid to that Unit Holder within 60 days after the earlier of the date the Relevant Units of that Unit Holder are transferred and the date that the Relevant Units of that Unit Holder cease to be subject to a Divestment Notice.

36.14 12 month limit

If it is a requirement of the Listing Rules, the Manager must not give a Small Holder more than one Divestment Notice in any 12 month period (except as contemplated by clause 36.15).

36.15 Effect of takeover bid

From the date of the announcement of a takeover bid for the Units until the close of the offers made under the takeover bid, the Manager's powers under this clause to sell Relevant Units of a Unit Holder cease. After the close of the offers under the takeover bid, the manager may give a Divestment Notice to a Unit Holder who is a Small Holder or a New Small Holder, despite clause 36.14 and the fact that it may be less than 12 months since the Manager gave a Divestment Notice to that Unit Holder.

36.16 While Stapling applies

While Stapling applies:

(a) the references to Units and Relevant Units in this clause 36 will apply to the Stapled Securities held by the Unit Holder; and

(b) no sale under this clause 36 may occur unless, at the same time as Units are sold, an identical number of Attached Securities are also sold.

37. Governing law

This Constitution is governed by the Laws of the State of New South Wales. The Manager and the Unit Holders submit to the non-exclusive jurisdiction of courts exercising jurisdiction there.

38. Severability

If any provision of this Constitution is held or found to be void, invalid or otherwise unenforceable then so much of it as is necessary to render it valid and enforceable is deemed to be severed but the remainder of this Constitution remains in full force and effect.

39. MGM Proposal

39.1 Definitions

In this section 39, the following definitions apply (in addition to those in clause 1.1):

Company means Macquarie Goodman Management Limited (ACN 000 123 071).

Court Order means the order of the Supreme Court of New South Wales approving the Company's share scheme under section 411(4)(b) of the Corporations Law.

Effective Date means the date on which an office copy of the Court Order is lodged with ASIC.

EM means the Notice of Meeting, Explanatory Memorandum and MGM Overview dated 3 December 2004 in relation to the MGM Proposal.

Executive Option means an option granted by the Company over MGM Shares issued to an executive of the Company pursuant to the Company's Executive Option Plan.

Implementation Date means the Business Day after the Proposal Record Date or such other date agreed by the parties.

Ineligible Foreign Unit Holder means a Unit Holder who is a citizen or resident of a jurisdiction outside Australia and New Zealand.

Merger Implementation Deed means the Implementation Deed between the Manager and the Company dated 20 October 2004 as amended from time to time.

MGM Proposal means the proposal to effect a merger by way of Stapling the MGM Shares to the Units as described in the EM and as set out in the Merger Implementation Deed.

MGM Share means a share in the Company.

MGM Shareholder means a shareholder in the Company.

Proposal Record Date means 7.00pm (Sydney time) on the 5th Business Day following the Trading Cessation Date or such other date agreed between the Company and the Manager and permitted by the ASX.

RePS means the Reset Preference Units issued in the Macquarie Goodman Capital Trust (ARSN 100 155 986) in February 2002.

Restructured Unit means a Unit after conversion of each existing Unit into 0.57 of a Unit as set out in the EM as part of the MGM Proposal.

Sale Facility means the sale facility described in the EM which the Manager and the Company have put in place in order to facilitate the sale of Ineligible Foreign Unit Holders' Units.

Share Entitlement, in relation to a Unit Holder, means the number of MGM Shares that the Unit Holder is entitled to subscribe for under the MGM Proposal at a subscription price of $0.01 per MGM Share, being a number of MGM Shares equal to the number of Restructured Units that the Unit Holder holds immediately after the Proposal Record Date.

Trading Cessation Date means the day, on or after the Effective Date, which is announced on the ASX as the last day for trading in MGM Shares and Units as separate securities.

Unit Entitlement, in relation to an MGM Shareholder, means the number of Restructured Units that the MGM Shareholder is entitled to subscribe for under the Company's share scheme at a subscription price of $0.10 per Restructured Unit, being a number of Restructured Units equal to the number of MGM Shares that the MGM Shareholder holds at the Proposal Record Date.

39.2 Resolutions

If the resolutions to approve the MGM Proposal are passed by Unit Holders and the MGM Shareholders by the requisite majorities set out in the EM and all conditions to those resolutions are satisfied, clauses 39.3 to 39.7 are to have effect.

39.3 Implementation of the MGM Proposal and limitation of liability

(a) The MGM Proposal binds the Manager and all present and future Unit Holders notwithstanding that particular Unit Holders may not have approved the MGM Proposal.

(b) The Manager must give effect to the MGM Proposal in accordance with its terms.

(c) Having regard to the functions of the Manager and without limiting anything else in this clause 39, the Manager has power to do all things which it considers necessary, desirable or reasonably incidental to give effect to the MGM Proposal.

(d) Subject to the Corporations Law, and except in the case of negligence, fraud or breach of trust, the Manager will not have any liability to Unit Holders that arises, directly or indirectly, from the Manager doing or refraining from doing any act (including the execution of a document) pursuant to, or in connection with the implementation of the MGM Proposal, to any greater extent than the extent to which it is entitled to be and is in fact indemnified out of the assets of the Trust Fund.

39.4 Appointment of the Manager as agent and attorney

The Manager is irrevocably appointed the agent and attorney of each Unit Holder to execute all documents and do all things which the Manager reasonably considers are necessary or desirable to be executed or done on behalf of a Unit Holder to give effect to the MGM Proposal. The Manager is authorised to execute these documents and do these things without needing further authority or approval from the Unit Holder.

39.5 Implementation Steps

Without limiting clauses 39.3 and 39.4, in connection with the MGM Proposal the Manager has the power to:

(a) make the distributions (including capital distributions) to Unit Holders contemplated by, and at the times set out in, the EM and hold some or all of those proceeds for the benefit of Unit Holders to subscribe for MGM Shares;

(b) take all action necessary to implement the Sale Facility including transferring all the Units that each Ineligible Foreign Unit Holder holds (and MGM Shares issued in the name of that Ineligible Foreign Unit Holder) at that time to the person engaged to provide the Sale Facility;

(c) restructure the Units in the manner contemplated by the MGM Proposal in accordance with the formula disclosed in the EM;

(d) issue Restructured Units to MGM Shareholders (in accordance with each MGM Shareholder's Unit Entitlement) at $0.10 per Restructured Unit;

(e) act as agent for the Unit Holders to:

(i) on or before the Implementation Date, apply, on behalf of each Unit Holder, to MGM to subscribe for the relevant Unit Holder's Share Entitlement at $0.01 per MGM Share; and

(ii) apply the proceeds of any distribution to subscribe for MGM Shares,

and where MGM Shares are to be transferred to Unit Holders, each Unit Holder authorises the Manager to act as the Unit Holder's agent:

(iii) to agree to obtain the MGM Shares; and

(iv) to become a member of the Company;

(f) issue Restructured Units to the extent necessary to enable the Company to satisfy its obligations to deliver Stapled Securities in accordance with the terms and conditions of the Executive Options as amended in accordance with the Merger Implementation Deed;

(g) issue Units to holders of the RePS whose RePS are converted into Units prior to the Proposal Record Date in accordance with the RePS Terms of Issue as amended from time to time;

(h) loan funds to the responsible entity of the Macquarie Goodman Capital Trust (the ***MGCRE***) on terms determined by the Manager or subscribe funds for ordinary units in the Macquarie Goodman Capital Trust, in an amount requested by the MGCRE to allow the MGCRE to pay the holders of RePS who issue conversion notices wishing to convert their RePS to cash the withdrawal price of those RePS; and

(i) issue Restructured Units to holders of the RePS whose RePS are converted into Stapled Securities in accordance with the RePS Terms of Issue as amended from time to time.

39.6 Holder notifications deemed given to MGM

Except for a Holder's Tax File Number, any instruction or notification between a Holder and the Manager relating to Units at the Proposal Record Date (including any instruction relating to the payment of distributions from the Trust or to communications from the Manager) will from the Implementation Date be deemed to be a similar instruction or notification to the Company in respect of MGM Shares issued to Holders until that instruction or notification is revoked or amended in writing and addressed to the Company. A Holder's Tax File Number will be notified by the Manager to the Company and may be used by the Company where permitted by Law or a regulatory authority.

39.7 Interested dealings by the Manager

Subject to the Corporations Law, the Manager or an officer, employee or associate of the Manager may do the things described in clauses 39.3 to 39.6 even if it has an interest in the outcome.

39.8 Paramountcy

Subject to clauses 2, 22, 33 and 34, this clause 39 prevails over all other provisions of this Constitution including any that are expressed to prevail over others, except where this would result in a breach of the Corporations Law, the Listing Rules (if the Listing Rules apply) or any other Law.

SCHEDULE 1

(Clause 14.1 - further examples of powers)

(a) **(Sell)** To sell, transfer, hire, lease or dispose of any Asset, whether at a profit or not.

(b) **(Grant or take options)** To grant or take any put or call option for the purchase of any Property of the Trust Fund, whether the sale occurring on exercise of such option will be at a profit or not.

(c) **(Lend moneys)** To lend money and on lend or provide financial accommodation to any person with or without interest or security and on the terms determined by the Manager in its absolute discretion.

(d) **(Buy or lease)** To buy, transfer, acquire, hire or lease any Property.

(e) **(Land)** To purchase, take on lease or licence, develop, construct, hold, improve, sell, transfer, convey, surrender, lease, license or otherwise deal with any Land including to develop any commercial or retail premises and hold or sell, transfer, convey, surrender, lease or license such premises.

(f) **(Carry out schemes)** To carry out any profit, non-profit or loss making undertaking or scheme.

(g) **(Invest and sell, vary or transpose Investments)** To invest in any Investments with power in its absolute discretion either to retain the Investment in that form or to sell or convert into money any of those Investments for cash or on terms (so as to allow a purchaser any time for payment of the whole or part of the purchase price with or without interest and with or without security) and power in its absolute discretion to vary or transpose any Investments into others.

(h) **(Purchase annuities)** To apply any part of the capital or income of the Trust Fund for the purchase of an annuity or annuities for the benefit of any Unit Holder.

(i) **(Manage the Trust Fund)** To manage, sell, give any option for sale, lease, mortgage, encumber, dispose of or otherwise deal with the whole or any Asset as if the Manager were the beneficial owner of it without restriction.

(j) **(Effect repairs and meet outgoings)** To pay out of the capital or income of the Trust Fund:

(i) any amounts which the Manager thinks proper to repair, paint, alter, rebuild, improve and generally maintain any Land; and

(ii) all rates, Taxes, costs, charges, insurance premiums, expenses and outgoings in respect of the upkeep and management of the Land.

(k) **(Allow Unit Holders to occupy Land)** To permit any Unit Holder to occupy Land included in the Trust Fund rent free or otherwise and on whatever terms which the Manager in its absolute discretion thinks fit.

(l) **(Carry on business)** To use the Trust Fund or any part of it for the purposes of carrying on either alone or in partnership with any other person (including a trustee) any business or trade.

(m) **(Determine whether outgoings are to be met out of capital or income)** To decide whether any Taxes, Expenses, outgoings, losses, debts or obligations will be paid or borne out of the capital or income of the Trust Fund. The Manager's decision in this respect is final and binding on all Unit Holders.

(n) **(Life insurance)** To take out any policy of assurance on the life of any Unit Holder or any other person and to maintain, surrender, exchange, convert or exercise any option under or otherwise deal with that policy as if the Manager were absolutely and beneficially entitled to it.

(o) **(Open bank accounts)** To open bank accounts in the name of the Manager or a nominee with any bank or financial institution, with power to operate those accounts (including power to sign, draw and endorse cheques and other negotiable or transferable instruments on those accounts and to deposit all moneys forming part of the Trust Fund to those accounts).

(p) **(Incorporate companies)** To promote or incorporate any company whether or not with limited liability and with whatever memorandum and articles of association that the Manager thinks fit. The Manager may vary or amend the memorandum and articles of association, to effect the reconstruction of that company, its amalgamation with some other body or its liquidation.

(q) **(Give undertakings)** To give undertakings, enter into contracts and incur obligations relating to the Trust Fund or any part of it as the Manager thinks fit.

(r) **(Institute proceedings)** To institute, defend, conduct, settle, discontinue or compromise proceedings at law as the Manager thinks fit.

(s) **(Enter into compromises and arrangements)** To enter into any compromise or arrangement with respect to the Manager's rights as debenture holder, creditor or shareholder of any company (whether in connection with a scheme of reconstruction or amalgamation or otherwise) and to accept in or towards satisfaction of those rights whatever consideration it thinks fit.

(t) **(Approve modification of rights)** To approve of or concur in any arrangement for the modification, variation or alteration of the rights, privileges and conditions attached to any shares held by the Manager in the capital of any company.

(u) **(Approve conversion of company to an unlimited company)** To consent to and vote in favour of any resolution for the conversion of any company whose shares or securities are part of the Trust Fund into an unlimited company even if this means that the Manager may assume responsibility for the debts and liabilities of that company.

(v) **(Concur in liquidation of company)** To concur in the liquidation of any company in which the Manager is interested as holder of shares or other securities and to accept in satisfaction of all or any of its rights in the liquidation a distribution in specie of the assets of that company.

(w) **(Bills of Exchange)** To draw, make, accept, endorse, execute and issue promissory notes, bills of exchange, bills of lading and other negotiable or transferable instruments and to authorise a bank to pay any such instrument drawn on the account of the Manager and to recognise as valid the endorsement of the Manager on any such instrument.

(x) **(Vote)** To exercise all voting rights in respect of any Assets as if it were the absolute owner of such Assets.

(y) **(Give proxies)** To give proxies and powers of attorney (with or without power of substitution) and appoint representatives for voting or acting on behalf of the Manager in relation to any Asset.

(z) **(Discharges)** To give receipts and discharges for any moneys received by or on behalf of the Manager or otherwise relating to any of the acts, matters and things provided for in this Constitution.

(aa) **(Reserve)** To establish general and other reserves as part of the Trust Fund.

(bb) **(Incidental power)** To do anything incidental to the exercise of any other power.

All of the above paragraphs are to be construed independently. None limits the generality of any other.

SCHEDULE 2

(Method of Valuation: clauses 5.7 and 15.1)

1. In the case of Land, until the Land is valued by an independent valuer, the cost of acquisition and, thereafter, the value determined by the independent valuer based on the price at which it might reasonably be expected to be sold at the date of valuation assuming:

   (a) a willing, but not anxious, buyer and seller;

   (b) a reasonable period within which to negotiate the sale, having regard to the nature and situation of the Land and the state of the market for the real property of the same kind;

   (c) that the Land was reasonably exposed to that market;

   (d) that no account is taken of the value or other advantage or benefit, additional to market value, to the buyer incidental to ownership of the Land being valued;

   (e) that the Trust has sufficient resources to allow a reasonable period for the exposure of the Land for sale; and

   (f) that the Trust has sufficient resources to negotiate an agreement for the sale of the Land.

2. In the case of any other Asset, the value of the Asset determined in accordance with Australian Accounting Standards or, if the Manager is of the opinion that such valuation does not truly reflect the value of the Asset, such value as determined by an independent valuer approved by the Manager at the expense of the Trust applying generally accepted valuation methods for that type of Asset.

SCHEDULE 3

(Expenses: clause 28.5)

The following are examples of Expenses and are not intended to limit the Expenses which may be payable.

Expenses in any way connected with:

(a) this Constitution, the formation of the Trust and any supplemental deed amending this Constitution including Advisers' fees;

(b) preparation, review, distribution and promotion of any Prospectus or offering memorandum for Units or Stapled Securities (in particular, all amounts disclosed in the first Prospectus);

(c) the sale, purchase, insurance, custody, development, project management, property management, leasing and any other dealing with assets;

(d) the investigation or acquisition of any proposed investment;

(e) the administration, management, promotion or value of the Trust or its Assets and Liabilities, its (or the Stapled Entities') admission to any stock exchange and quotation of any Units or Stapled Securities and compliance with the rules of such an exchange, and maintenance of registers;

(f) convening and holding meetings of Unit Holders or holders of Stapled Securities and the implementation of any resolutions;

(g) communications with Unit Holders (written or otherwise);

(h) Tax and bank fees;

(i) the engagement of Custodians, Advisers and others in accordance with this Constitution;

(j) preparation and audit of the taxation returns and accounts of the Trust;

(k) termination of the Trust and the retirement or removal of the Manager and the appointment of a new trustee;

(l) any court proceedings, arbitration or other dispute concerning the Trust including proceedings against the Manager by the other of them;

(m) brokerage and commission payable to any person for subscribing or agreeing to subscribe or procuring or agreeing to procure subscription for Units or Stapled Securities;

(n) a capital raising by the Trust or the Stapled Entities, including fees payable to any underwriter or broker; and

(o) operation of the compliance committee, including fees payable to any compliance committee member.

Macquarie Bank Limited
ACN 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 9799
Facsimile:
(02) 8232 4437

Email Address
elizabeth.ninness@macquarie.com

Please telephone Liz Ninness on (02) 8232 9799 if complete transmission not received.

Compliance, RMD

Attention	Company Announcements	**Date**	2 April 2007
Company	ASX		
Fax No	1900 999 279	**Pages**	36 (incl. this page)
From	Liz Ninness	**Priority**	Routine

MACQUARIE

Message

FORM 603:

Attached FORM 603 re Macquarie Goodman Group (MGQ).

Form 603
Corporations Act 2001
Section 671B

Notice of initial substantial holder

To	Company Name/Scheme	**Macquarie Goodman Group** Level 10 60 Castelreagh Street Sydney NSW 2000
	A.B.N.	09 213 839

1. Details of substantial holder (1)

Name	Macquarie Bank Limited ("MBL") and its controlled bodies corporate listed in Annexure A (the "MBL Group")
ACN (if applicable)	008 583 542
The holder became a substantial holder on	26th March 2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities(4)	Number of securities	Persons' votes(5)	Voting power(6)
Fully Paid Stapled Securities 'fp stp'	85,804,861	85,804,861	5.13%
Derivatives	14,400	14,400	
TOTAL	85,819,261	85,819,261	5.13%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest(7)	Number Of	and Class Securities
Macquarie Bank Limited 'MBL'	Relevant interest arising pursuant to section 608 (1) of the Corporations Act	11,310,915	fp stp
MBL	As Above	14,400	Derivatives
Macquarie Investment Management Limited 'MIML'	As Above	74,016,221	fp stp
Macquarie Life Limited	As Above	290,311	fp stp
MQ Specialist Investment Management Limited 'MQSIML'	As Above	97,006	fp stp
Macquarie Securities Australia Limited 'MSAL'	As Above	80,711	fp stp
Macquarie Private Portfolio Management Limited 'MPPM'	As Above	9697	fp stp

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of Securities	Person entitled to be registered as holder(8)	Number of	and Class Securities
Macquarie Bank Limited 'MBL'	MBL	MBL	11,310,915	fp stp
	MBL	MBL	14,400	Derivatives

MLL	MLL	MLL	290,311	fp stp
MIML	BNP Paribas	BNP Paribas	6,324,688	fp stp
	Bond Street Custodians	Bond Street Custodians	36,640,975	fp stp
	Citigroup	Citigroup	16,000,777	fp stp
	HSBC	HSBC	2,726,547	fp stp
	JP Morgan	JP Morgan	8,661,280	fp stp
	National Nominees	National Nominees	1,462,135	fp stp
	State Street Australia	State Street Australia	1,506,693	fp stp
	State Trustees	State Trustees	696,126	fp stp
MPPM	HSBC	HSBC	9,697	fp stp
MQSIML	MQSIML	MQSIML	97,006	fp stp
MSAL	MSAL	MSAL	80,711	fp stp

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration[9]		Number and Class of Securities
		Cash	Noncash	
See Annexure B				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
MBL & MBL Group Entities	Controlled Bodies Corporate

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL Group	C/- Level 3, 25 National Circuit, Forrest, ACT, 2603
Maquarie Bank Limited 'MBL'	C/- Level 3, 25 National Circuit, Forrest, ACT, 2603
Macquarie Private Portfolio Management Limited 'MPPM'	C/- Level 7, 1 Martin Place, Sydney, NSW, 2000
Macquarie Investment Management Limited 'MIML'	C/- Level 7, 1 Martin Place, Sydney, NSW, 2000
Macquarie Life Limited 'MLL'	C/- Level 7, 1 Martin Place, Sydney, NSW, 2000
National Nominees Limited	5th Floor, 271 Collins St., Melbourne, VIC 3000
State Street Australia Limited	L. 18, 338 Pitt St., Sydney, NSW 2000
Chase Manhattan Nominees	L. 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
State Trustee	L. 18, 338 Pitt St., Sydney, NSW 2000
Commonwealth Custodial Services Ltd	George St., Sydney, NSW 2000
Bond St. Custodians Ltd.	Lvl 12, 20 Bond St, Sydney, NSW 2000

Signature

print name Dennis Leong capacity Company Secretary

sign here [signature] Date: 2 April 2007

ANNEXURE 'A'

This is the annexure marked 'A' of 13 pages referred to in the Notice of Initial Substantial Holder

Dennis Leong
Company Secretary, Macquarie Bank Limited
2 April 2007

CONTROLLED BODIES CORPORATE

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BC0742625	AHA HOLDINGS LTD	CANADA
BC0700111	AHV ACCESS HEALTH VANCOUVER LTD	CANADA
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED	CAYMAN ISLANDS
078 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED	AUSTRALIA
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	AUSTRALIA
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	AUSTRALIA
075 176 993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	AUSTRALIA
008 640 177	ALEATORY PTY. LIMITED	AUSTRALIA
081 119 477	ALLOCA (NO. 4) PTY. LIMITED	AUSTRALIA
	AMAZON PARTICIPACOES DO BRASIL S.A.	BRAZIL
106 608 422	AMICUS CURIAE PTY LIMITED	AUSTRALIA
078 953 607	AMT MANAGEMENT LIMITED	AUSTRALIA
WK-131747	ASHER SECURITIES LIMITED	CAYMAN ISLANDS
124 437 609	ASIAN PACIFIC PROPERTY 2007 PTY LIMITED	AUSTRALIA
097 550 519	ATM SOLUTIONS AUSTRALASIA PTY LIMITED	AUSTRALIA
093 979 223	BAO WAVE PTY LIMITED	AUSTRALIA
059 814 818	BAROSSA GE PTY LIMITED	AUSTRALIA
008 604 966	BELIKE NOMINEES PTY. LIMITED	AUSTRALIA
008 607 065	BOND STREET CUSTODIANS LIMITED	AUSTRALIA
008 606 924	BOND STREET INVESTMENTS PTY. LIMITED	AUSTRALIA
071 247 606	BOND STREET LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
004 680 004	BOSTON AUSTRALIA PTY LIMITED	AUSTRALIA
005 008 702	BOSTON LEASING PTY. LIMITED	AUSTRALIA
06091645	BRUNA MOON SL	SPAIN
88217	BUNHILL INVESTMENTS UNLIMITED	JERSEY
002 865 830	BUTTONWOOD NOMINEES PTY LIMITED	AUSTRALIA
079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	AUSTRALIA
4800336	CAPITAL METERS HOLDINGS LIMITED	ENGLAND/WALES
4800317	CAPITAL METERS LIMITED	ENGLAND/WALES
006 200 899	CASL FINANCIAL SERVICES PTY. LIMITED	AUSTRALIA
008 585 804	CENFORD PTY LIMITED	AUSTRALIA
113 484 165	CENTAURUS INVESTOR PTY LIMITED	AUSTRALIA
61661 C1/GBL	CHENGDU PROPERTY INVESTMENT LIMITED	MAURITIUS
WK-133807	CHISWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
104 331 795	COIN SOFTWARE PTY LIMITED	AUSTRALIA
002 737 868	COLDAVA PTY LIMITED	AUSTRALIA
079 775 134	CONCEPT BLUE PROPERTY PTY LTD	AUSTRALIA
071 292 647	CONNECTEAST MANAGEMENT LIMITED	AUSTRALIA
104 379 491	CORIOLIS HOLDINGS PTY LIMITED	AUSTRALIA
03241012	CORONA ENERGY LIMITED	UNITED KINGDOM
03241002	CORONA ENERGY RETAIL 1 LIMITED	UNITED KINGDOM
SC138229	CORONA ENERGY RETAIL 2 LIMITED	SCOTLAND
02746961	CORONA ENERGY RETAIL 3 LIMITED	UNITED KINGDOM
02798334	CORONA ENERGY RETAIL 4 LIMITED	UNITED KINGDOM
02879748	CORONA GAS MANAGEMENT LIMITED	UNITED KINGDOM
03425562	CORONA POWER MANAGEMENT LIMITED	UNITED KINGDOM
006 346 952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED	AUSTRALIA
WK-129317	DELANO SECURITIES LIMITED	CAYMAN ISLANDS

	DENEBOLA YUGEN KAISHA	JAPAN
29610304	DESPEN BAYLE COPENHAGEN A/S	DENMARK
5843681	DESPEN BAYLE LIMITED	UNITED KINGDOM
008 808 871	DEXIN NOMINEES PTY. LIMITED	AUSTRALIA
083 158 409	DIVCO 10 PTY LIMITED	AUSTRALIA
097 290 876	DIVCO 100 PTY LIMITED	AUSTRALIA
097 290 894	DIVCO 102 PTY LIMITED	AUSTRALIA
097 290 901	DIVCO 103 PTY LIMITED	AUSTRALIA
097 290 938	DIVCO 106 PTY LIMITED	AUSTRALIA
097 290 956	DIVCO 108 PTY LIMITED	AUSTRALIA
097 290 072	DIVCO 114 PTY LIMITED	AUSTRALIA
083 158 436	DIVCO 12 PTY LIMITED	AUSTRALIA
101 190 603	DIVCO 120 PTY LIMITED	AUSTRALIA
101 190 612	DIVCO 121 PTY LIMITED	AUSTRALIA
101 190 621	DIVCO 122 PTY LIMITED	AUSTRALIA
101 190 630	DIVCO 123 PTY LIMITED	AUSTRALIA
101 190 701	DIVCO 128 PTY LIMITED	AUSTRALIA
101 190 667	DIVCO 129 PTY LIMITED	AUSTRALIA
101 190 676	DIVCO 130 PTY LIMITED	AUSTRALIA
105 344 958	DIVCO 137 PTY LIMITED	AUSTRALIA
105 346 049	DIVCO 139 PTY LIMITED	AUSTRALIA
105 346 549	DIVCO 147 PTY LIMITED	AUSTRALIA
083 158 463	DIVCO 15 PTY LIMITED	AUSTRALIA
105 346 567	DIVCO 156 PTY LIMITED	AUSTRALIA
110 051 684	DIVCO 157 PTY LIMITED	AUSTRALIA
105 346 521	DIVCO 158 PTY LIMITED	AUSTRALIA
101 190 578	DIVCO 161 PTY LIMITED	AUSTRALIA
097 290 885	DIVCO 163 PTY LIMITED	AUSTRALIA
097 290 965	DIVCO 167 PTY LIMITED	AUSTRALIA
083 158 490	DIVCO 17 PTY LIMITED	AUSTRALIA
083 158 516	DIVCO 18 PTY LIMITED	AUSTRALIA
083 158 534	DIVCO 19 PTY LIMITED	AUSTRALIA
083 158 301	DIVCO 2 PTY LIMITED	AUSTRALIA
083 158 589	DIVCO 21 PTY LIMITED	AUSTRALIA
083 158 623	DIVCO 23 PTY LIMITED	AUSTRALIA
083 158 650	DIVCO 24 PTY LIMITED	AUSTRALIA
083 158 669	DIVCO 26 PTY LIMITED	AUSTRALIA
083 158 703	DIVCO 28 PTY LIMITED	AUSTRALIA
083 158 712	DIVCO 29 PTY LTD	AUSTRALIA
083 158 329	DIVCO 3 PTY LIMITED	AUSTRALIA
083 158 730	DIVCO 30 PTY LIMITED	AUSTRALIA
083 158 776	DIVCO 32 PTY LIMITED	AUSTRALIA
083 158 892	DIVCO 36 PTY LIMITED	AUSTRALIA
088 347 568	DIVCO 42 PTY LIMITED	AUSTRALIA
083 159 040	DIVCO 43 PTY LIMITED	AUSTRALIA
083 159 059	DIVCO 44 PTY LIMITED	AUSTRALIA
083 159 077	DIVCO 45 PTY LIMITED	AUSTRALIA
083 159 120	DIVCO 47 PTY LIMITED	AUSTRALIA
083 159 157	DIVCO 50 PTY LIMITED	AUSTRALIA
083 159 175	DIVCO 51 PTY LIMITED	AUSTRALIA
088 347 451	DIVCO 52 PTY LIMITED	AUSTRALIA
088 347 479	DIVCO 54 PTY LIMITED	AUSTRALIA
088 347 504	DIVCO 58 PTY LIMITED	AUSTRALIA
088 347 513	DIVCO 59 PTY LIMITED	AUSTRALIA
083 158 374	DIVCO 6 PTY LIMITED	AUSTRALIA
088 347 522	DIVCO 60 PTY LIMITED	AUSTRALIA
088 347 531	DIVCO 61 PTY LIMITED	AUSTRALIA
093 601 015	DIVCO 63 PTY LIMITED	AUSTRALIA
093 601 033	DIVCO 65 PTY LIMITED	AUSTRALIA
093 601 079	DIVCO 68 PTY LIMITED	AUSTRALIA
093 601 097	DIVCO 70 PTY LIMITED	AUSTRALIA
105 343 959	DIVCO 72 PTY LIMITED	AUSTRALIA
093 601 122	DIVCO 74 PTY LIMITED	AUSTRALIA
093 601 140	DIVCO 76 PTY LIMITED	AUSTRALIA
093 601 168	DIVCO 79 PTY LIMITED	AUSTRALIA
083 158 392	DIVCO 8 PTY LIMITED	AUSTRALIA
097 289 962	DIVCO 81 PTY LIMITED	AUSTRALIA
097 289 980	DIVCO 83 PTY LIMITED	AUSTRALIA
097 290 009	DIVCO 85 PTY LIMITED	AUSTRALIA

097 290 027	DIVCO 87 PTY LIMITED	AUSTRALIA
097 290 054	DIVCO 89 PTY LIMITED	AUSTRALIA
097 290 063	DIVCO 90 PTY LIMITED	AUSTRALIA
097 290 812	DIVCO 95 PTY LIMITED	AUSTRALIA
81-0600564	DIVERSIFIED CLO INVESTMENTS NO.1 INC	UNITED STATES
109 819 418	DIVERSIFIED CMBS AUSTRALIA HOLDINGS PTY LIMITED	AUSTRALIA
094 631 964	EASTERN SEA INVESTMENTS PTY LIMITED	AUSTRALIA
118 345 332	EASTERN STATES LIMITED	AUSTRALIA
069 344 001	ELISE NOMINEES PTY LIMITED	AUSTRALIA
008 435 810	EQUITAS NOMINEES PTY. LIMITED	AUSTRALIA
114 174 211	ESCALATOR 2005 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
114 174 220	ESCALATOR 2005 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 542	ESCALATOR 2005-2 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 533	ESCALATOR 2005-2 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
120 435 841	ESCALATOR 2006 (AUSTRALIAN PROPERTY) PTY LIMITED	AUSTRALIA
111 360 628	ESCALATOR AUSTRALIAN INVESTMENT COMPANY PTY LIMITED	AUSTRALIA
111 494 574	ESCALATOR GP CO PTY LIMITED	AUSTRALIA
111 494 683	ESCALATOR INCOME NOTE CO PTY LIMITED	AUSTRALIA
111 494 467	ESCALATOR LP CO PTY LIMITED	AUSTRALIA
MC-510292	EUROPEAN FINANCIAL INVESTMENTS FUND LIMITED	CAYMAN ISLANDS
MC-150410	EUROPEAN FINANCIAL INVESTMENTS LIMITED	CAYMAN ISLANDS
559916	EVEREST ABSOLUTE RETURN II LIMITED	BRITISH VIRGIN ISLANDS
009 636 131	FELTER PTY LIMITED	AUSTRALIA
008 604 466	FOUCAULT PTY LIMITED	AUSTRALIA
20-2384759	FREMANTLE WIND HOLDINGS INC	UNITED STATES
088 928 296	FUNDCORP HOLDINGS PTY LIMITED	AUSTRALIA
106 204 862	FUNDCORP PTY LIMITED	AUSTRALIA
118 419 071	FUTURE SCHOOLS PARTNERSHIP PTY LIMITED	AUSTRALIA
008 542 685	GALANTHUS AUSTRALIA PTY LIMITED	AUSTRALIA
001 581 031	GALANTHUS LEASING PTY LIMITED	AUSTRALIA
068 104 558	GARACHINE PTY LIMITED	AUSTRALIA
054 001 400	GATESUN PTY. LIMITED	AUSTRALIA
133 289 1	GENERATOR BONDS LIMITED	NEW ZEALAND
108 026 437	GENERATOR CHARITIES AUSTRALIA PTY LIMITED	AUSTRALIA
103 116 954	GENERATOR INVESTMENTS AUSTRALIA LIMITED	AUSTRALIA
092 375 329	GIFT SECURITIES PTY LIMITED	AUSTRALIA
009 642 942	GILLMAN PTY. LIMITED	AUSTRALIA
105 819 181	GLOBAL DEBT INVESTMENTS NO.4 PTY LIMITED	AUSTRALIA
MC143292	GLOBAL STAR GP LTD	CAYMAN ISLANDS
008 604 484	GLORIOLE PTY LIMITED	AUSTRALIA
008 637 241	HAFLING PTY. LIMITED	AUSTRALIA
415492	HBEAR CO. NO.1 LIMITED	IRELAND
104 324 441	HEMISPHERE SERVICES PTY LIMITED	AUSTRALIA
000 758 010	HILLSAM NOMINEES PTY. LIMITED	AUSTRALIA
104 173 891	HUB X PTY LIMITED	AUSTRALIA
119 974 819	IBF RESPONSIBLE ENTITY 2 LIMITED	AUSTRALIA
002 757 020	IDAMENEO (NO. 79) NOMINEES PTY. LIMITED	AUSTRALIA
009 642 979	INDEMCO PTY LIMITED	AUSTRALIA
65764	INFRASTRUCTURE INVESTMENT NO. 2 LTD.	CAYMAN ISLANDS
073 710 942	INFRASTRUCTURE INVESTMENTS NO 1 PTY LIMITED	AUSTRALIA
0356202	INSURANCE PAY CANADA INC	CANADA
	INVESTMENT PORTFOLIO FUNDING LLC	UNITED STATES
	INVESTMENT PORTFOLIO HOLDINGS INC	OTHER
	JAPAN AUTOMOBILE ROAD CORPORATION LIMITED	JAPAN
0199 02 036303	JIG HOLDINGS LIMITED	JAPAN
009 641 114	JUBILEE PTY. LIMITED	AUSTRALIA
008 605 070	KALLERAD PTY. LIMITED	AUSTRALIA
081 119 440	KENSINGTON BANKS PTY LIMITED	AUSTRALIA
1652751	KIDS FIRST PROPERTIES LIMITED	NEW ZEALAND
	KNIK ARM CROSSING, LLC	UNITED STATES
111 060 587	LACHLAN WEALTH MANAGEMENT LIMITED	AUSTRALIA
003 250 833	LANROD PTY LIMITED	AUSTRALIA
008 604 920	LIANA PTY. LIMITED	AUSTRALIA
117 213 064	LIVE PAYMENTS PTY LIMITED	AUSTRALIA
118 029 684	M&I DEBT INVESTMENTS PTY LIMITED	AUSTRALIA
118 029 342	M&I INVESTMENTS HOLDINGS PTY LIMITED	AUSTRALIA
080 473 025	MAC IT 2000 PTY LIMITED	AUSTRALIA
096 705 109	MACQUARIE (1 NICHOLSON STREET) NOMINEES PTY LTD	AUSTRALIA
116 308 466	MACQUARIE (171 COLLINS ST) PTY LIMITED	AUSTRALIA

115 007 817	MACQUARIE (454 COLLINS STREET) PTY LIMITED	AUSTRALIA
093 438 414	MACQUARIE (ARNCLIFFE) PTY LTD	AUSTRALIA
198500776M	MACQUARIE (ASIA) PTE LTD	SINGAPORE
116 467 031	MACQUARIE (DERRIMUT) PTY LIMITED	AUSTRALIA
200228	MACQUARIE (HK) FINANCIAL SERVICES LIMITED	HONG KONG
611405	MACQUARIE (HONG KONG) LIMITED	HONG KONG
	MACQUARIE (JAPAN) LIMITED	JAPAN
463469-W	MACQUARIE (MALAYSIA) SDN BHD	KUALA LUMPUR
110 256 418	MACQUARIE (PYRMONT) PTY LIMITED	AUSTRALIA
4196639	MACQUARIE 161, LLC	UNITED STATES
008 594 885	MACQUARIE ACCEPTANCES LIMITED	AUSTRALIA
095 180 788	MACQUARIE ADMIN SERVICES PTY LIMITED	AUSTRALIA
20001234/07	MACQUARIE AFRICA (PROPRIETARY) LIMITED	SOUTH AFRICA
CR-121760	MACQUARIE AIRCRAFT LEASING NO.1 LIMITED	CAYMAN ISLANDS
	MACQUARIE AIRCRAFT LEASING SERVICES (UK) LIMITED	UNITED KINGDOM
075 295 760	MACQUARIE AIRPORTS MANAGEMENT LIMITED	AUSTRALIA
094 406 756	MACQUARIE ALLIANCES PTY LIMITED	AUSTRALIA
103 237 181	MACQUARIE ALTERNATIVE ASSETS MANAGEMENT LIMITED	AUSTRALIA
086 159 060	MACQUARIE ALTERNATIVE INVESTMENTS LIMITED	AUSTRALIA
010174903-3379259	MACQUARIE AMERICAS CORP	UNITED STATES
124 071 414	MACQUARIE AMERICAS HOLDINGS PTY LTD	AUSTRALIA
071 501 963	MACQUARIE ASIA HOLDINGS PTY LIMITED	AUSTRALIA
619928	MACQUARIE ASIA LIMITED	HONG KONG
	MACQUARIE ASIA PROPERTY ADVISORS LIMITED	BERMUDA
37186	MACQUARIE ASIA REAL ESTATE LIMITED	BERMUDA
105 453 638	MACQUARIE ASIA REAL ESTATE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED	VIRGIN ISLANDS, BRITISH
	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED (SINGAPORE BRANCH)	SINGAPORE
103 780 089	MACQUARIE ASIAN INVESTMENTS PTY LIMITED	AUSTRALIA
084 219 601	MACQUARIE ASSET FINANCE LIMITED	AUSTRALIA
001 263 583	MACQUARIE ASSET MANAGEMENT LIMITED	AUSTRALIA
061 706 167	MACQUARIE ASSET SERVICES LIMITED	AUSTRALIA
WK-128186	MACQUARIE AUSTRALIA COMPUTER SYSTEMS LEASING PTY LIMITED	CAYMAN ISLANDS
077 193 956	MACQUARIE AUSTRALIA FINANCE PTY LIMITED	AUSTRALIA
008 055 796	MACQUARIE AUSTRALIA INTERNATIONAL PTY LIMITED	AUSTRALIA
002 542 136	MACQUARIE AUSTRALIA LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
008 640 168	MACQUARIE AUSTRALIA MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
000 736 210	MACQUARIE AUSTRALIA PTY LIMITED	AUSTRALIA
074 453 286	MACQUARIE AUSTRALIA SECURITIES LIMITED	AUSTRALIA
008 660 811	MACQUARIE AUSTRALIA TECHNOLOGY PTY LIMITED	AUSTRALIA
121 838 191	MACQUARIE AVENIR NO. 1 PTY LIMITED	AUSTRALIA
121 838 235	MACQUARIE AVENIR NO. 2 PTY LIMITED	AUSTRALIA
076 178 733	MACQUARIE AVIATION (NO. 1) LIMITED	AUSTRALIA
388579	MACQUARIE AVIATION CAPITAL FINANCE LIMITED	IRELAND
388589	MACQUARIE AVIATION CAPITAL GROUP	IRELAND
388580	MACQUARIE AVIATION CAPITAL LIMITED	IRELAND
124 071 432	MACQUARIE B.H. PTY LTD	AUSTRALIA
008 583 542	MACQUARIE BANK LIMITED	AUSTRALIA
001 531 997	MACQUARIE BANK SUPERANNUATION PTY. LIMITED	AUSTRALIA
109 280 819	MACQUARIE BATHURST STREET PTY LIMITED	AUSTRALIA
13926	MACQUARIE BETEILIGUNGSTREUHAND GMBH	GERMANY
CNPJ 03.516.449/0001	MACQUARIE BRASIL PARTICIPACOES LTDA	BRAZIL
083 822 404	MACQUARIE BUSINESS BROKING SERVICES PTY LTD	AUSTRALIA
423532-2	MACQUARIE CANADA HOLDINGS LTD	CANADA
4265301	MACQUARIE CANADIAN INFRASTRUCTURE MANAGEMENT LIMITED	CANADA
6489800	MACQUARIE CANADIAN INVESTMENT HOLDINGS LTD.	CANADA
605377-7	MACQUARIE CAPITAL (CANADA) LTD	CANADA
352816	MACQUARIE CAPITAL (NZ) LIMITED	NEW ZEALAND
105 777 704	MACQUARIE CAPITAL ALLIANCE MANAGEMENT LIMITED	AUSTRALIA
88464	MACQUARIE CAPITAL FUNDING (GP) LIMITED	JERSEY
110 605 724	MACQUARIE CAPITAL FUNDING (LP) PTY LIMITED	AUSTRALIA
	MACQUARIE CAPITAL FUNDING L.P.	UNITED KINGDOM
FN 215363K	MACQUARIE CAPITAL GMBH	AUSTRIA
	MACQUARIE CAPITAL KOREA CO LTD	KOREA
04242665	MACQUARIE CAPITAL LIMITED	ENGLAND/WALES

006 938 825	MACQUARIE CAPITAL MARKETS NOMINEES PTY LIMITED	AUSTRALIA
57952 C1/GBL	MACQUARIE CAPITAL MAURITIUS LIMITED	MAURITIUS
169009	MACQUARIE CAYMAN HOLDINGS 2 CO	CAYMAN ISLANDS
168347	MACQUARIE CAYMAN HOLDINGS CO	CAYMAN ISLANDS
124 022 126	MACQUARIE CHEONGNA INVESTMENT PTY LTD	AUSTRALIA
097 868 687	MACQUARIE CLO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
065 178 618	MACQUARIE CLO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
008 198 910	MACQUARIE COMMERCIAL LEASING VIC PTY. LIMITED	AUSTRALIA
05259474	MACQUARIE COMMODITIES (UK) LIMITED	ENGLAND/WALES
05259503	MACQUARIE COMMODITIES FINANCE (UK) LIMITED	ENGLAND/WALES
	MACQUARIE COMMODITIES FUND LTD	BERMUDA
066 047 738	MACQUARIE COMMUNICATIONS INFRASTRUCTURE MANAGEMENT LIMITED	AUSTRALIA
111 117 465	MACQUARIE COMMUNITY PARTNERSHIPS LIMITED	AUSTRALIA
096 629 471	MACQUARIE CONCEPT BLUE PTY LTD	AUSTRALIA
664379-5	MACQUARIE COOK ENERGY CANADA LTD	CANADA
664382-5	MACQUARIE COOK ENERGY HOLDINGS CANADA LTD	CANADA
93-1043421	MACQUARIE COOK ENERGY, LLC	UNITED STATES
	MACQUARIE COOK POWER INC	UNITED STATES
2569853	MACQUARIE CORIOLIS HOLDINGS INC	UNITED STATES
	MACQUARIE CORONA ENERGY HOLDINGS LIMITED	UNITED KINGDOM
911031568	MACQUARIE CORPORATE FINANCE (USA) INC	UNITED STATES
123 199 548	MACQUARIE CORPORATE FINANCE AUSTRALIA LIMITED	AUSTRALIA
008 606 862	MACQUARIE CORPORATE FINANCE HOLDINGS PTY LTD	AUSTRALIA
008 595 426	MACQUARIE CORPORATE FINANCE LIMITED	AUSTRALIA
20-1536178	MACQUARIE COTTON INTERNATIONAL INC	UNITED STATES
069 709 468	MACQUARIE COUNTRYWIDE MANAGEMENT LIMITED	AUSTRALIA
075 067 631	MACQUARIE DEBF PTY LIMITED	AUSTRALIA
29318190	MACQUARIE DENMARK LIMITED A/S	DENMARK
008 596 950	MACQUARIE DEPOSITS PTY. LIMITED	AUSTRALIA
102 607 616	MACQUARIE DEVELOPMENT CAPITAL II PTY LIMITED	AUSTRALIA
082 018 399	MACQUARIE DEVELOPMENT CAPITAL PTY LIMITED	AUSTRALIA
091 936 515	MACQUARIE DEVELOPMENT DIRECTION PTY LIMITED	AUSTRALIA
115 402 349	MACQUARIE DIGITAL PTY LIMITED	AUSTRALIA
084 828 473	MACQUARIE DIRECT INVESTMENT A LIMITED	AUSTRALIA
084 828 437	MACQUARIE DIRECT INVESTMENT B LIMITED	AUSTRALIA
008 607 083	MACQUARIE DIRECT INVESTMENT LIMITED	AUSTRALIA
073 623 784	MACQUARIE DIRECT PROPERTY MANAGEMENT LIMITED	AUSTRALIA
085 795 651	MACQUARIE DISTRIBUTION PTY LIMITED	AUSTRALIA
	MACQUARIE DISTRICT ENERGY MANAGEMENT INC	UNITED STATES
114 099 795	MACQUARIE DIVERSIFIED ASSET ADVISORY PTY LIMITED	AUSTRALIA
096 211 424	MACQUARIE DIVERSIFIED INVESTMENT SERVICES PTY LIMITED	AUSTRALIA
098 127 578	MACQUARIE DIVERSIFIED INVESTMENTS NO 2 PTY LTD	AUSTRALIA
098 127 569	MACQUARIE DIVERSIFIED INVESTMENTS NO 3 PTY LTD	AUSTRALIA
094 464 365	MACQUARIE DIVERSIFIED PORTFOLIO INVESTMENTS PTY LIMITED	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (EBB3) LLC	UNITED STATES
113 054 569	MACQUARIE DYNAMIC MANAGEMENT (EBB3) PTY LTD	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (USA) INC	UNITED STATES
106 197 488	MACQUARIE DYNAMIC MANAGEMENT PTY LIMITED	AUSTRALIA
2304923	MACQUARIE ELECTRONICS CONSULTING INC	UNITED STATES
363806	MACQUARIE ELECTRONICS LIMITED	IRELAND
363803	MACQUARIE ELECTRONICS REMARKETING LIMITED	IRELAND
1976834	MACQUARIE ELECTRONICS USA INC	UNITED STATES
MC-177679	MACQUARIE EMERGING MARKETS FINANCE LIMITED	CAYMAN ISLANDS
664374-4	MACQUARIE ENERGY HOLDINGS CANADA LTD	CANADA
122 300 592	MACQUARIE ENERGY HOLDINGS PTY LTD	AUSTRALIA
20-3690485	MACQUARIE ENERGY NORTH AMERICA FINANCE INC.	UNITED STATES
20-3690322	MACQUARIE ENERGY NORTH AMERICA TRADING INC.	UNITED STATES
067 299 923	MACQUARIE EQUIPMENT FINANCE PTY LTD	AUSTRALIA
112 079 268	MACQUARIE EQUIPMENT RENTALS PTY LIMITED	AUSTRALIA
485394	MACQUARIE EQUITIES (ASIA) LIMITED	HONG KONG
063 906 392	MACQUARIE EQUITIES (US) HOLDINGS PTY. LIMITED	AUSTRALIA
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WN 1114218	MACQUARIE EQUITIES CUSTODIANS LIMITED	NEW ZEALAND
002 574 923	MACQUARIE EQUITIES LIMITED	AUSTRALIA
WN/1007806	MACQUARIE EQUITIES NEW ZEALAND LIMITED	NEW ZEALAND
200408424K	MACQUARIE EQUITIES SERVICES SINGAPORE PTE. LTD.	SINGAPORE
001 374 572	MACQUARIE EQUITY CAPITAL MARKETS LIMITED	AUSTRALIA

	MACQUARIE ESCALATOR 2005-2 (COMMODITIES INDEX) LP	AUSTRALIA
	MACQUARIE ESCALATOR 2005-2 (EQUITIES INDEX) LP	AUSTRALIA
3704031	MACQUARIE EUROPE LIMITED	ENGLAND/WALES
114 801 464	MACQUARIE EUROPEAN FINANCIAL INVESTMENTS PTY LTD	AUSTRALIA
078 771 123	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED	AUSTRALIA
6146573	MACQUARIE EUROPEAN INVESTMENT HOLDINGS LIMITED	UNITED KINGDOM
112 017 919	MACQUARIE EUROPEAN INVESTMENTS PTY LIMITED	AUSTRALIA
116 582 524	MACQUARIE FARM ASSETS AND RESOURCES MANAGEMENT LIMITED	AUSTRALIA
086 587 635	MACQUARIE FILMED INVESTMENTS PTY LTD	AUSTRALIA
1065067	MACQUARIE FINANCE (NZ) LIMITED	NEW ZEALAND
2984787	MACQUARIE FINANCE (UK) LIMITED	ENGLAND/WALES
20-5871391	MACQUARIE FINANCE (USA) INC	UNITED STATES
	MACQUARIE FINANCE AMERICAS INC	UNITED STATES
118 817 440	MACQUARIE FINANCE HOLDINGS LIMITED	AUSTRALIA
001 214 964	MACQUARIE FINANCE LIMITED	AUSTRALIA
5645886	MACQUARIE FINANCIAL INFRASTRUCTURE ALLIANCE LIMITED	UNITED KINGDOM
155 537	MACQUARIE FINANCIAL INFRASTRUCTURE FUND	CAYMAN ISLANDS
422614-6	MACQUARIE FINANCIAL LTD	CANADA
095 135 694	MACQUARIE FINANCIAL PRODUCTS MANAGEMENT LIMITED	AUSTRALIA
008 608 764	MACQUARIE FIRST AVIATION LEASING PTY. LIMITED	AUSTRALIA
069 344 154	MACQUARIE FLEET LEASING PTY LIMITED	AUSTRALIA
093 752 946	MACQUARIE FORESTRY SERVICES PTY LIMITED	AUSTRALIA
113 113 214	MACQUARIE FORTRESS INVESTMENTS LIMITED	AUSTRALIA
008 607 047	MACQUARIE FOURTEENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
110 356 968	MACQUARIE FP FUNDING PTY LIMITED	AUSTRALIA
2005B04004	MACQUARIE FRANCE SARL	FRANCE
43-2082900	MACQUARIE FUND ADVISER, LLC	UNITED STATES
	MACQUARIE FUNDING HOLDINGS INC	UNITED STATES
6581935	MACQUARIE FUNDING INC	CANADA
LP00000352	MACQUARIE FUNDING LIMITED PARTNERSHIP	AUSTRALIA
20-3783039	MACQUARIE FUNDS MANAGEMENT (USA) INC.	UNITED STATES
093 177 407	MACQUARIE FUNDS MANAGEMENT HOLDINGS PTY LIMITED	AUSTRALIA
724745	MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED	HONG KONG
006 880 217	MACQUARIE FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
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170	MACQUARIE FUTURES & OPTIONS (HONG KONG) LIMITED	HONG KONG
111631	MACQUARIE FUTURES (ASIA) LIMITED	HONG KONG
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084 388 947	MACQUARIE GLOBAL DEBT INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
075 176 779	MACQUARIE GLOBAL DEBT INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
	MACQUARIE GLOBAL FINANCE SERVICES (MAURITIUS) LIMITED	MAURITIUS
5259407	MACQUARIE GLOBAL INVESTMENTS (UK) LIMITED	UNITED KINGDOM
110 930 964	MACQUARIE GLOBAL PROPERTY FUNDS LIMITED	AUSTRALIA
168982	MACQUARIE GLOBAL SERVICES PRIVATE LIMITED	INDIA
5622726	MACQUARIE GLOBAL UTILITY INVESTMENTS GP LIMITED	ENGLAND/WALES
5468013	MACQUARIE GP LIMITED	ENGLAND/WALES
5718600	MACQUARIE GP2 LIMITED	UNITED KINGDOM
124 071 389	MACQUARIE GROUP (US) HOLDINGS NO.1 PTY LTD	AUSTRALIA
200412291W	MACQUARIE GROUP HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
122 169 340	MACQUARIE GROUP HOLDINGS LIMITED	AUSTRALIA
124 071 405	MACQUARIE GROUP HOLDINGS NO.1 LTD	AUSTRALIA
124 071 398	MACQUARIE GROUP HOLDINGS NO.2 LTD	AUSTRALIA
124 071 478	MACQUARIE GROUP HOLDINGS NO.3 PTY LTD	AUSTRALIA
123 199 253	MACQUARIE GROUP INTERNATIONAL HOLDINGS PTY LIMITED	AUSTRALIA
122 169 279	MACQUARIE GROUP LIMITED	AUSTRALIA
245979	MACQUARIE GROUP NEW ZEALAND LIMITED	NEW ZEALAND
599031	MACQUARIE HALLWAY PROPERTY LIMITED	BRITISH VIRGIN ISLANDS
	MACQUARIE HARBOURSIDE ASSET MANAGEMENT LIMITED	CAYMAN ISLANDS
112 058 072	MACQUARIE HEALTH AND RETIREMENT PTY LIMITED	AUSTRALIA
100 509 975	MACQUARIE HEALTH HOLDINGS PTY LTD	AUSTRALIA
200703280D	MACQUARIE HOLDINGS (SINGAPORE) PTE. LTD	SINGAPORE
2428034/8809391	MACQUARIE HOLDINGS (U.S.A.) INC	UNITED STATES
116 381 634	MACQUARIE HORTICULTURAL SERVICES PTY LIMITED	AUSTRALIA
262381	MACQUARIE I.T. (NZ) LIMITED	NEW ZEALAND
421022	MACQUARIE IH IRELAND LIMITED	IRELAND
	MACQUARIE IMM INVESTMENT MANAGEMENT CO LIMITED	KOREA
991311767/3075842	MACQUARIE INC	UNITED STATES

118 548 880	MACQUARIE INCOME INVESTMENTS LIMITED	AUSTRALIA
11-90696	MACQUARIE INDIA ADVISORY SERVICES PRIVATE LIMITED	INDIA
58341	MACQUARIE INDIAN AIRPORTS ONE LIMITED	MAURITIUS
58340	MACQUARIE INDIAN AIRPORTS TWO LIMITED	MAURITIUS
071 501 918	MACQUARIE INDONESIA HOLDINGS PTY LIMITED	AUSTRALIA
077 595 012	MACQUARIE INFRASTRUCTURE DEBT MANAGEMENT LIMITED	AUSTRALIA
074 311 390	MACQUARIE INFRASTRUCTURE FUNDS MANAGEMENT LIMITED	AUSTRALIA
5755862	MACQUARIE INFRASTRUCTURE GP LIMITED	ENGLAND/WALES
170.3.028.960-5	MACQUARIE INFRASTRUCTURE HOLDINGS AG	SWITZERLAND
072 609 271	MACQUARIE INFRASTRUCTURE INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
072 662 736	MACQUARIE INFRASTRUCTURE LIMITED	AUSTRALIA
112 772 871	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED	AUSTRALIA
06823M	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED - SINGAPORE BRANCH	SINGAPORE
	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC	UNITED STATES
072 677 993	MACQUARIE INFRASTRUCTURE NO.2 LIMITED	AUSTRALIA
4339673	MACQUARIE INFRASTRUCTURE PARTNERS CANADA GP LTD	CANADA
20-4166306	MACQUARIE INFRASTRUCTURE PARTNERS INC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PARTNERS U.S GP LLC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PRIVATE TRUSTEE COMPANY LIMITED	BERMUDA
	MACQUARIE INFRASTRUKTUR MANAGEMENT GMBH	GERMANY
200606701K	MACQUARIE INSURANCE (SINGAPORE) PTE. LTD.	SINGAPORE
117787C	MACQUARIE INTERNATIONAL ADVISORY LIMITED	ISLE OF MAN
502151	MACQUARIE INTERNATIONAL CAPITAL MARKETS LIMITED	HONG KONG
092 985 263	MACQUARIE INTERNATIONAL FINANCE LIMITED	AUSTRALIA
4125302	MACQUARIE INTERNATIONAL HOLDINGS LIMITED	ENGLAND/WALES
108 590 996	MACQUARIE INTERNATIONAL INVESTMENTS PTY LIMITED	AUSTRALIA
01802574	MACQUARIE INTERNATIONAL LIMITED	ENGLAND/WALES
169002	MACQUARIE INTERNATIONAL NEW YORK PARKING CO	CAYMAN ISLANDS
078 980 668	MACQUARIE INTERNATIONAL PROPERTY SERVICES PTY. LIMITED	AUSTRALIA
169050	MACQUARIE INTERNATIONAL SC INVESTMENTS CO	CAYMAN ISLANDS
	MACQUARIE INTERNATIONAL SMALL CAP ROADS CO	CAYMAN ISLANDS
2579363	MACQUARIE INTERNATIONALE HOLDINGS LIMITED	ENGLAND/WALES
4957256	MACQUARIE INTERNATIONALE INVESTMENTS LIMITED	ENGLAND/WALES
36631	MACQUARIE INVESTMENT (HONG KONG) LIMITED	HONG KONG
0785179	MACQUARIE INVESTMENT ADVISORY (BEIJING) CO LTD	CHINA
122 939 600	MACQUARIE INVESTMENT HOLDINGS LIMITED	AUSTRALIA
WN 1114216	MACQUARIE INVESTMENT MANAGEMENT (NZ) LIMITED	NEW ZEALAND
3976881	MACQUARIE INVESTMENT MANAGEMENT (UK) LIMITED	UNITED KINGDOM
002 867 003	MACQUARIE INVESTMENT MANAGEMENT LTD	AUSTRALIA
071 745 401	MACQUARIE INVESTMENT SERVICES LIMITED	AUSTRALIA
WK-133809	MACQUARIE INVESTMENTS (SINGAPORE) LIMITED	CAYMAN ISLANDS
4104671	MACQUARIE INVESTMENTS (UK) LIMITED	ENGLAND/WALES
20-5871327	MACQUARIE INVESTMENTS (USA) INC	UNITED STATES
5582630	MACQUARIE INVESTMENTS 1 LIMITED	ENGLAND/WALES
5708898	MACQUARIE INVESTMENTS 2 LIMITED	ENGLAND/WALES
069 416 977	MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED	AUSTRALIA
74953	MACQUARIE INVESTMENTS DEUTSCHLAND GMBH	GERMANY
	MACQUARIE INVESTMENTS LLC	UNITED STATES
119 211 433	MACQUARIE INVESTORS PTY LTD	AUSTRALIA
459515-H	MACQUARIE IT SDN BHD	KUALA LUMPUR
107 147 222	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED	AUSTRALIA
107 147 188	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED	AUSTRALIA
117 560 262	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED	AUSTRALIA
0199-03-012590	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED (JAPAN BRANCH)	JAPAN
117 560 415	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED	AUSTRALIA
0199-03-012591	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED (JAPAN BRANCH)	JAPAN
	MACQUARIE JAPAN PROPERTY TRUST	AUSTRALIA
119 108 053	MACQUARIE JAQUES PTY LIMITED	AUSTRALIA
110 990 184	MACQUARIE JIN LIN PTY LIMITED	AUSTRALIA
122 774 289	MACQUARIE KEMBLE WATER HOLDINGS PTY LTD	AUSTRALIA
104-81-53531	MACQUARIE KOREA CO. LTD	KOREA
104-81-95716	MACQUARIE KOREA OPPORTUNITIES MANAGEMENT, INC.	KOREA
5487870	MACQUARIE KOREAN INVESTMENT HOLDINGS LIMITED	ENGLAND/WALES

001156	MACQUARIE LEASING (CHINA) CO LIMITED	CHINA
243880	MACQUARIE LEASING (NZ) LIMITED	NEW ZEALAND
2997789	MACQUARIE LEASING (UK) LIMITED	ENGLAND/WALES
05867292	MACQUARIE LEASING LIMITED	UNITED KINGDOM
002 675 032	MACQUARIE LEASING NSW PTY. LIMITED	AUSTRALIA
002 674 982	MACQUARIE LEASING PTY. LIMITED	AUSTRALIA
010 529 638	MACQUARIE LEASING QLD PTY. LIMITED	AUSTRALIA
105 453 834	MACQUARIE LEISURE DEVELOPMENTS LIMITED	AUSTRALIA
079 630 676	MACQUARIE LEISURE MANAGEMENT LIMITED	AUSTRALIA
002 574 914	MACQUARIE LEISURE SERVICES PTY LIMITED	AUSTRALIA
206 344	MACQUARIE LENDING NZ LIMITED	NEW ZEALAND
003 963 773	MACQUARIE LIFE LIMITED	AUSTRALIA
122 572 641	MACQUARIE LIVESTOCK COMPANY LIMITED	AUSTRALIA
564 589 8	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS 2 LIMITED	UNITED KINGDOM
5582620	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS LIMITED	ENGLAND/WALES
5582628	MACQUARIE LONDON EXCHANGE INVESTMENTS LIMITED	ENGLAND/WALES
20-5426915	MACQUARIE LONGVIEW ACQUISITIONS LLC	UNITED STATES
4986957	MACQUARIE LONGVIEW HOLDINGS INC	UNITED STATES
20-5426915	MACQUARIE LONGVIEW MIDSTREAM LLC	UNITED STATES
20-5426915	MACQUARIE LONGVIEW UPSTREAM LLC	UNITED STATES
114 174 168	MACQUARIE LP FINANCE COMPANY PTY LIMITED	AUSTRALIA
117 033 637	MACQUARIE LPT HOLDINGS 2 PTY LIMITED	AUSTRALIA
117 033 226	MACQUARIE LPT HOLDINGS PTY LIMITED	AUSTRALIA
	MACQUARIE LUXEMBOURG INVESTMENT SARL	LUXEMBOURG
115 036 470	MACQUARIE MANAGED INVESTMENTS LIMITED	AUSTRALIA
116 208 354	MACQUARIE MANAGEMENT COMPANY (ISF) 3 LIMITED	AUSTRALIA
51142 C1/GBL	MACQUARIE MAURITIUS INVESTMENTS LIMITED	MAURITIUS
115 007 740	MACQUARIE MCO HOLDINGS PTY LIMITED	AUSTRALIA
3720443	MACQUARIE MDT HOLDINGS INC	UNITED STATES
108 538 218	MACQUARIE MEDIA FUND MANAGEMENT LIMITED	AUSTRALIA
115 524 019	MACQUARIE MEDIA MANAGEMENT LIMITED	AUSTRALIA
639997-5	MACQUARIE METALS AND ENERGY CAPITAL (CANADA) LTD.	CANADA
4921203	MACQUARIE METERS 1 (UK) LIMITED	ENGLAND/WALES
4920378	MACQUARIE METERS 2 (UK) LIMITED	ENGLAND/WALES
095 180 564	MACQUARIE MIDDLE EAST HOLDINGS PTY LIMITED	AUSTRALIA
115 524 028	MACQUARIE MIDDLE EAST MANAGEMENT LIMITED	AUSTRALIA
112 748 599	MACQUARIE MIDDLE EAST REAL ESTATE CAPITAL HOLDINGS PTY LTD	AUSTRALIA
51-0586317	MACQUARIE MISSISSIPPI GAS INC.	UNITED STATES
117 033 431	MACQUARIE MOORE STREET PTY LIMITED	AUSTRALIA
120 070 788	MACQUARIE MORTGAGES CANADA HOLDINGS PTY LIMITED	AUSTRALIA
057 760 175	MACQUARIE MORTGAGES PTY LIMITED	AUSTRALIA
010473862/3438695	MACQUARIE MORTGAGES USA INC	UNITED STATES
009 636 257	MACQUARIE N.T. LEASING PTY. LIMITED	AUSTRALIA
200404077D	MACQUARIE NE HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
20-3669351	MACQUARIE NEW YORK PARKING INC.	UNITED STATES
334868	MACQUARIE NEW ZEALAND LIMITED	NEW ZEALAND
418159-0	MACQUARIE NORTH AMERICA HOLDINGS LTD	CANADA
348101-8	MACQUARIE NORTH AMERICA LTD.	CANADA
393998-7	MACQUARIE NORTH AMERICA SECURITIES LTD	CANADA
107 464 620	MACQUARIE NOTE INVESTMENTS PTY LIMITED	AUSTRALIA
008 595 711	MACQUARIE NZ HOLDINGS PTY LIMITED	AUSTRALIA
006 765 206	MACQUARIE OFFICE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE OFFICE TRS SERVICES INC	UNITED STATES
	MACQUARIE ONE LIMITED	UNITED ARAB EMIRATES
002 934 705	MACQUARIE OPTIONS PTY. LIMITED	AUSTRALIA
108 538 003	MACQUARIE PARKING INFRASTRUCTURE PTY LIMITED	AUSTRALIA
111 494 172	MACQUARIE PARTNERSHIP FINANCE CO PTY LIMITED	AUSTRALIA
107 464 264	MACQUARIE PARTNERSHIP INVESTMENT HOLDINGS PTY LIMITED	AUSTRALIA
122 169 368	MACQUARIE PASTORAL MANAGEMENT LTD	AUSTRALIA
122 169 304	MACQUARIE PASTORAL SERVICES LTD	AUSTRALIA
115 251 619	MACQUARIE PAYMENTS INFRASTRUCTURE HOLDINGS PTY LIMITED	AUSTRALIA
091 666 929	MACQUARIE PHOTONICS PTY LIMITED	AUSTRALIA
093 919 727	MACQUARIE PIB MANAGEMENT PTY LIMITED	AUSTRALIA
107 464 586	MACQUARIE PORTFOLIO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
107 464 540	MACQUARIE PORTFOLIO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA

078 271 226	MACQUARIE PORTFOLIO SERVICES PTY LIMITED	AUSTRALIA
20-4044600	MACQUARIE PORTS INC	UNITED STATES
423531-2	MACQUARIE POWER MANAGEMENT LTD	CANADA
200703284G	MACQUARIE PRINCIPAL (SINGAPORE) PTE. LTD	SINGAPORE
112 581 501	MACQUARIE PRINCIPAL PTY LIMITED	AUSTRALIA
082 038 328	MACQUARIE PRISM PTY LIMITED	AUSTRALIA
116 782 006	MACQUARIE PRIVATE CAPITAL MANAGEMENT LIMITED	AUSTRALIA
WN1 144 511	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT (NZ) PTY LIMITED	NEW ZEALAND
089 987 388	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
074 453 393	MACQUARIE PROJECT FINANCE PTY LIMITED	AUSTRALIA
0199-01-089825	MACQUARIE PROPERTIES JAPAN LIMITED KK	JAPAN
064 904 169	MACQUARIE PROPERTY (OBU) PTY LIMITED	AUSTRALIA
104-81-74725	MACQUARIE PROPERTY ADVISORS KOREA LTD.	KOREA
008 606 826	MACQUARIE PROPERTY CHINA PTY LIMITED	AUSTRALIA
077 727 318	MACQUARIE PROPERTY DEVELOPMENT FINANCE LIMITED	AUSTRALIA
AK 640307	MACQUARIE PROPERTY FINANCE LIMITED	NEW ZEALAND
076 560 917	MACQUARIE PROPERTY FINANCE MANAGEMENT PTY LIMITED	AUSTRALIA
109 837 783	MACQUARIE PROPERTY FUNDS LIMITED	AUSTRALIA
065 678 962	MACQUARIE PROPERTY INTERNATIONAL PTY LIMITED	AUSTRALIA
105 453 736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 LIMITED	AUSTRALIA
120 857 333	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 5 LIMITED	AUSTRALIA
120 857 360	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 6 LIMITED	AUSTRALIA
088 772 203	MACQUARIE PROPERTY INVESTMENT MANAGEMENT HOLDINGS LIMITED	AUSTRALIA
124 282 364	MACQUARIE PUZZLE NO.1 PTY LIMITED	AUSTRALIA
124 282 319	MACQUARIE PUZZLE NO.2 PTY LIMITED	AUSTRALIA
113 621 024	MACQUARIE QUEEN STREET PTY LIMITED	AUSTRALIA
20-3609362	MACQUARIE RAIL INC.	UNITED STATES
6474756	MACQUARIE RAIL LIMITED	CANADA
115 220 123	MACQUARIE READING PTY LIMITED	AUSTRALIA
623285	MACQUARIE REAL ESTATE ASIA LIMITED	HONG KONG
095 918 068	MACQUARIE REAL ESTATE ASIA NOMINEES PTY LIMITED	AUSTRALIA
5778777	MACQUARIE REAL ESTATE EUROPE LIMITED	ENGLAND/WALES
1259575	MACQUARIE REAL ESTATE FINANCE CONSULTING INC	UNITED STATES
22-3845767	MACQUARIE REAL ESTATE FINANCE INC	UNITED STATES
20-5331405	MACQUARIE REAL ESTATE HOLDINGS INC	UNITED STATES
981422025-2920528	MACQUARIE REAL ESTATE INC	UNITED STATES
114 018 370	MACQUARIE REAL ESTATE INVESTMENTS PTY LIMITED	AUSTRALIA
058 056 616	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (ACT) PTY LIMITED	AUSTRALIA
003 420 460	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (NSW) PTY. LIMITED	AUSTRALIA
010 795 794	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (QLD) PTY LIMITED	AUSTRALIA
123 021 812	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (SA) PTY LIMITED	AUSTRALIA
123 021 938	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (TAS) PTY LIMITED	AUSTRALIA
005 998 725	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (VIC) PTY LIMITED	AUSTRALIA
079 672 450	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (WA) PTY LIMITED	AUSTRALIA
119 898 038	MACQUARIE REAL ESTATE MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
200509669E	MACQUARIE REAL ESTATE SINGAPORE PTE LIMITED	SINGAPORE
102 368 052	MACQUARIE REALTY SERVICES AUSTRALIA PTY LIMITED	AUSTRALIA
4535338	MACQUARIE REGIONAL SHAREHOLDINGS (UK) LIMITED	ENGLAND/WALES
112 147 350	MACQUARIE RENEWABLES HOLDINGS PTY LIMITED	AUSTRALIA
112 588 664	MACQUARIE RENEWABLES MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE RESOURCE CAPITAL CANADA LTD	CANADA
37450	MACQUARIE RG INVESTMENTS LIMITED	BERMUDA
006 219 852	MACQUARIE RISK ADVISORY SERVICES LIMITED	AUSTRALIA
003 898 413	MACQUARIE RISK MANAGEMENT ADVISORY PTY LIMITED	AUSTRALIA
119 105 896	MACQUARIE ROBINSONS PTY LIMITED	AUSTRALIA
121 066 493	MACQUARIE RPD HOLDINGS PTY LTD	AUSTRALIA
20-4438523	MACQUARIE SC INVESTMENTS INC	UNITED STATES
063 267 032	MACQUARIE SCIENCE HOLDINGS PTY LIMITED	AUSTRALIA
199704430K	MACQUARIE SECURITIES (ASIA) PTE LIMITED	SINGAPORE
002 832 126	MACQUARIE SECURITIES (AUSTRALIA) LIMITED	AUSTRALIA

418160-3	MACQUARIE SECURITIES (CANADA) LTD	CANADA
11-89592	MACQUARIE SECURITIES (INDIA) PRIVATE LIMITED	INDIA
MC - 134609	MACQUARIE SECURITIES (JAPAN) LIMITED	CAYMAN ISLANDS
15184/2070	MACQUARIE SECURITIES (MAURITIUS) LIMITED	MAURITIUS
1748511	MACQUARIE SECURITIES (NEW ZEALAND) LIMITED	NEW ZEALAND
180496	MACQUARIE SECURITIES (PHILIPPINES) INC	PHILIPPINES
198702912C	MACQUARIE SECURITIES (SINGAPORE) PTE LIMITED	SINGAPORE
2382080/8809385	MACQUARIE SECURITIES (USA) INC	UNITED STATES
104-81-99444	MACQUARIE SECURITIES KOREA LIMITED	KOREA
135973	MACQUARIE SECURITIES LIMITED	HONG KONG
003 435 443	MACQUARIE SECURITIES MANAGEMENT PTY LIMITED	AUSTRALIA
2006/023546/07	MACQUARIE SECURITIES SOUTH AFRICA LIMITED	SOUTH AFRICA
641342	MACQUARIE SECURITISATION (HONG KONG) LIMITED	HONG KONG
075 289 002	MACQUARIE SECURITISATION (OBU) PTY LIMITED	AUSTRALIA
003 297 336	MACQUARIE SECURITISATION LIMITED	AUSTRALIA
20- 1702053	MACQUARIE SECURITIZATION USA LLC	UNITED STATES
496224	MACQUARIE SERVICES (HONG KONG) LIMITED	HONG KONG
200513362E	MACQUARIE SERVICES SINGAPORE PTE LIMITED	SINGAPORE
096 705 341	MACQUARIE SOUTH KINGSCLIFF PTY LIMITED	AUSTRALIA
B84472539	MACQUARIE SPAIN S.L.	SPAIN
	MACQUARIE SPECIALISED ASSET MANAGEMENT (BERMUDA) LIMITED	BERMUDA
075 295 608	MACQUARIE SPECIALISED ASSET MANAGEMENT 2 LIMITED	AUSTRALIA
087 382 965	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED	AUSTRALIA
418161-1	MACQUARIE SPECIALIZED FINANCING LTD	CANADA
065 747 417	MACQUARIE STRUCTURED PRODUCTS (INTERNATIONAL) LIMITED	AUSTRALIA
583318	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED	BRITISH VIRGIN ISLANDS
008 607 074	MACQUARIE STRUCTURED PRODUCTS AUSTRALIA LIMITED	AUSTRALIA
008 607 038	MACQUARIE SWAN STREET PTY LIMITED	AUSTRALIA
092 034 403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD	AUSTRALIA
092 034 485	MACQUARIE SYNDICATE NOMINEE PTY LTD	AUSTRALIA
069 344 289	MACQUARIE SYNDICATION (NO. 22) PTY. LIMITED	AUSTRALIA
069 344 387	MACQUARIE SYNDICATION (NO. 23) PTY. LIMITED	AUSTRALIA
062 060 879	MACQUARIE SYNDICATION (NO. 7) PTY. LIMITED	AUSTRALIA
065 309 033	MACQUARIE SYNDICATION (NO.12) PTY LIMITED	AUSTRALIA
392759-T	MACQUARIE TECHNOLOGIES (M) SDN BHD	KUALA LUMPUR
421234	MACQUARIE TECHNOLOGY FINANCE LIMITED	IRELAND
124 335 593	MACQUARIE TECHNOLOGY FINANCE PTY LIMITED	AUSTRALIA
	MACQUARIE TECHNOLOGY HOLDINGS (MALTA) LIMITED	MALTA
080 218 846	MACQUARIE TECHNOLOGY INVESTMENTS LIMITED	AUSTRALIA
009 641 196	MACQUARIE TECHNOLOGY SERVICES PTY LTD	AUSTRALIA
080 472 751	MACQUARIE TECHNOLOGY VENTURES PTY LTD	AUSTRALIA
100 708 254	MACQUARIE TELECOMMUNICATIONS HOLDINGS PTY LTD	AUSTRALIA
008 608 782	MACQUARIE THIRTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 608 906	MACQUARIE THIRTY-THIRD AVIATION LEASING PTY. LIMITED	AUSTRALIA
009 642 933	MACQUARIE TOURISM & LEISURE PTY LIMITED	AUSTRALIA
	MACQUARIE TRADING SERVICES INC	UNITED STATES
1888243	MACQUARIE TREASURY FINANCE (NZ) LIMITED	NEW ZEALAND
	MACQUARIE TREASURY MANAGEMENT LTD.	BERMUDA
232767	MACQUARIE TREUVERMOEGEN GMBH	GERMANY
008 607 029	MACQUARIE TWELFTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 607 109	MACQUARIE TWENTIETH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 853	MACQUARIE TWENTY-EIGHTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 844	MACQUARIE TWENTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
115 219 988	MACQUARIE UK PROPERTY MANAGEMENT PTY LIMITED	AUSTRALIA
261723	MACQUARIE VEHICLES (NZ) LIMITED	NEW ZEALAND
HRB 56359	MACQUARIE VERWALTUNGS GMBH	GERMANY
168966	MACQUARIE WEALTH MANAGEMENT (INDIA) PRIVATE LIMITED	INDIA
117 212 763	MACT FRANCHISE PTY LIMITED	AUSTRALIA
116 209 057	MACT HOLDING COMPANY LIMITED	AUSTRALIA
116 208 603	MACT NETWORK PTY LIMITED	AUSTRALIA
120 032 822	MACT RENTAL PTY LIMITED	AUSTRALIA
006 010 500	MAIL HOLDINGS PTY LIMITED	AUSTRALIA
090 975 456	MARGIN LENDING NOMINEES PTY LIMITED	AUSTRALIA
102 964 312	MASL NO. 2 PTY LIMITED	AUSTRALIA
44918	MAYVEN INTERNATIONAL LIMITED	ENGLAND/WALES
5842104	MAYVEN UK PLC	ENGLAND/WALES
123 851 436	MBL (NOOSA) PTY LTD	AUSTRALIA

008 607 092	MBL REALTY INVESTMENT MANAGEMENT PTY. LIMITED	AUSTRALIA
001 330 132	MBL RIVER LINKS PTY LIMITED	AUSTRALIA
363941	MC CAPITAL GROUP	IRELAND
069 343 693	MC CAPITAL HOLDINGS NO.1 PTY LIMITED	AUSTRALIA
069 343 791	MC CAPITAL HOLDINGS NO.2 PTY LIMITED	AUSTRALIA
078 223 382	MCF LEASING PTY LIMITED	AUSTRALIA
SC280388	MEIF (SCOTLAND) GP LIMITED	SCOTLAND
4666246	MEIF (UK) LIMITED	ENGLAND/WALES
006 238 482	MEMNON PTY. LIMITED	AUSTRALIA
007 228 308	MENDLESHAM CORPORATION PTY. LIMITED	AUSTRALIA
084 761 555	MERIT MANAGEMENT NO.1 PTY LIMITED	AUSTRALIA
084 781 493	MERIT NO.1 PTY LIMITED	AUSTRALIA
44919	MGIG INTERNATIONAL LIMITED	UNITED KINGDOM
5841526	MGIG UK HOLDINGS LIMITED	ENGLAND/WALES
5841526	MGIG UK LIMITED	ENGLAND/WALES
	MGIG US HOLDINGS LLC	UNITED STATES
	MIF US INVESTMENT HOLDINGS LLC	UNITED STATES
	MIF US INVESTMENT PARTNERSHIP	UNITED STATES
BC0758550	MIH (ABBOTSFORD) HOLDINGS LIMITED	CANADA
BC0758549	MIH (VANCOUVER) HOLDINGS LIMITED	CANADA
	MIH BERMUDA 1 LIMITED	BERMUDA
	MIH BERMUDA 2 LIMITED	BERMUDA
	MIH LUXEMBOURG SA	LUXEMBOURG
4261648	MIHI LLC	UNITED STATES
	MIOM 2 LIMITED	ISLE OF MAN
59705	MIREF INTERNATIONAL HOLDINGS LIMITED	MAURITIUS
124 392 829	MITCHELL HEALTH PARTNERSHIP HOLDINGS PTY LIMITED	AUSTRALIA
124 393 166	MITCHELL HEALTH PARTNERSHIP PTY LIMITED	AUSTRALIA
	MJL ACE LTD	JAPAN
	MJL BAY LTD	JAPAN
	MJL COOKIE LTD	JAPAN
	MJL HAWK LTD	JAPAN
	MJL IMPULSE LTD	JAPAN
	MJL JET LTD	JAPAN
20-1702053	MMUSA WAREHOUSE NO 1 LLC	UNITED STATES
	MONGOOSE ACQUISITION LLC	UNITED STATES
103 410 297	MONGOOSE PTY LTD	AUSTRALIA
WK-133920	MONKWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
086 587 606	MONT PARK DEVELOPMENT COMPANY PTY LIMITED	AUSTRALIA
051 160 558	MQ CAPITAL PTY LIMITED	AUSTRALIA
092 552 611	MQ PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
200703288K	MQ SPECIALISED INVESTMENT MANAGEMENT (SINGAPORE) PTE. LIMITED	SINGAPORE
086 438 995	MQ SPECIALIST INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
124 335 333	MTF HOLDINGS PTY LIMITED	AUSTRALIA
117 100 615	MUSASHI INVESTOR PTY LIMITED	AUSTRALIA
001 802 185	MXMM FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
003 337 675	NANWAY NOMINEES PTY LIMITED	AUSTRALIA
	NDI NO.1 LLC	UNITED STATES
111 180 271	NEW MEDIA HOLDINGS PTY LIMITED	AUSTRALIA
079 630 603	OMNI LEISURE OPERATIONS PTY LIMITED	AUSTRALIA
092 609 428	OMNI SPORTS MANAGEMENT PTY LTD	AUSTRALIA
113 519 823	OT HOLDINGS PTY LIMITED	AUSTRALIA
071 982 244	PACIFIC RIM OPERATIONS LIMITED	AUSTRALIA
008 586 365	PARAY PTY. LIMITED	AUSTRALIA
107 805 452	PARENTS@WORK PTY LIMITED	AUSTRALIA
008 596 656	PARSEES PTY LIMITED	AUSTRALIA
160547	PASLEY INTERNATIONAL LIMITED	VIRGIN ISLANDS, BRITISH
116 467 237	PELLMAC PTY LIMITED	AUSTRALIA
6053196	PETERBOROUGH (PROGRESS HEALTH) HOLDINGS LIMITED	ENGLAND/WALES
6052726	PETERBOROUGH (PROGRESS HEALTH) NOMINEE LIMITED	ENGLAND/WALES
6054624	PETERBOROUGH (PROGRESS HEALTH) PLC	ENGLAND/WALES
115 622 449	PIB PROJECT CO A PTY LIMITED	AUSTRALIA
115 622 458	PIB PROJECT CO B PTY LIMITED	AUSTRALIA
117 100 599	PLEIADES INVESTOR PTY LIMITED	AUSTRALIA
	PLEIADES YUGEN KAISHA	JAPAN
080 106 412	POLAR FINANCE LIMITED	AUSTRALIA
079 990 588	PRINCIPLE HOLDINGS NO 2 PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
	PT MACQUARIE KONSULTAN INDONESIA	INDONESIA

09.03.1.67.21972	PT MACQUARIE SECURITIES INDONESIA	INDONESIA
111 086 705	PTK INVESTOR PTY LIMITED	AUSTRALIA
070 603 824	PUMA FINANCE LIMITED	AUSTRALIA
064 904 212	PUMA MANAGEMENT PTY LIMITED	AUSTRALIA
069 344 190	Q RENT PTY LIMITED	AUSTRALIA
5504362	RADIO UK HOLDINGS LIMITED	ENGLAND/WALES
118 472 441	RANSHAR PTY LTD	AUSTRALIA
008 608 880	REMA NOMINEES PTY. LIMITED	AUSTRALIA
054 982 108	RESIDCO PTY. LIMITED	AUSTRALIA
119 974 597	RETIREMENT VILLAGES GROUP R.E. LIMITED	AUSTRALIA
WK-119866	ROPEMAKER STREET INVESTMENTS LIMITED	CAYMAN ISLANDS
005 129 984	ROSS PLASTICS PTY LTD	AUSTRALIA
008 566 427	RUGARNO PTY LIMITED	AUSTRALIA
071 386 339	SANTORINI ONE PTY LIMITED	AUSTRALIA
008 597 840	SECURE AUSTRALIA MANAGEMENT PTY. LIMITED	AUSTRALIA
058 639 688	SEDULOUS INVESTMENTS PTY LIMITED	AUSTRALIA
003 484 259	SHALINA PTY LIMITED	AUSTRALIA
3100036445	SHANGHAI CHENGLI PROPERTIES CO LTD	CHINA
	SHERLOCK SECURITIES LIMITED	CAYMAN ISLANDS
008 508 030	SPAL PTY LIMITED	AUSTRALIA
075 364 064	STRUCTURED PRIME ASSET RECEIVABLES (SPARS) NO. 1 PTY LIMITED	AUSTRALIA
113 707 216	SYDNEY WEST HOUSING PARTNERSHIP PTY LIMITED	AUSTRALIA
050 069 817	SYNDICATED ASSET MANAGEMENT PTY. LIMITED	AUSTRALIA
	TAIKANSAN KAIHATSU LIMITED	JAPAN
	TECHNOLOGY INVESTMENTS (LUXEMBOURG) S.A.R.L.	LUXEMBOURG
085 356 770	TEGENSEE PTY LIMITED	AUSTRALIA
070 142 951	TELBANE PTY LTD	AUSTRALIA
079 630 649	TEN7 PTY LIMITED	AUSTRALIA
064 721 080	TOUCHSTONE LIVING PTY LIMITED	AUSTRALIA
009 633 603	TRYPTIC PTY LIMITED	AUSTRALIA
116 908 608	UPL (BONNYRIGG) PTY LIMITED	AUSTRALIA
114 734 986	UPL (BRIBIE ISLAND) PTY LIMITED	AUSTRALIA
114 734 557	UPL (CATHERINE FIELD) PTY LIMITED	AUSTRALIA
116 908 537	UPL (KIRRA) PTY LIMITED	AUSTRALIA
113 665 455	UPL (LEOPOLD) PTY LIMITED	AUSTRALIA
115 007 915	UPL (LIVERPOOL) PTY LIMITED	AUSTRALIA
116 908 653	UPL (NO 10) PTY LIMITED	AUSTRALIA
116 908 493	UPL (NO 6) PTY LIMITED	AUSTRALIA
116 908 582	UPL (NO 7) PTY LIMITED	AUSTRALIA
116 908 635	UPL (NO 9) PTY LIMITED	AUSTRALIA
115 793 685	UPL (NSW) PTY LIMITED	AUSTRALIA
115 007 933	UPL (PORTARLINGTON) PTY LIMITED	AUSTRALIA
120 934 741	UPL (QLD) PTY LIMITED	AUSTRALIA
085 359 833	UPL (SA) PTY LIMITED	AUSTRALIA
084 657 616	UPL (UNDERDALE) PTY LIMITED	AUSTRALIA
115 912 822	UPL (VIC) PTY LIMITED	AUSTRALIA
095 793 141	UPL (WA) PTY LTD	AUSTRALIA
115 007 755	UPL (WHITBY) PTY LIMITED	AUSTRALIA
081 119 619	UPL DEVELOPMENTS PTY LIMITED	AUSTRALIA
115 007 862	UPL MACQUARIE PTY LIMITED	AUSTRALIA
096 705 298	UPL RIVER LINKS INVESTMENTS PTY LTD	AUSTRALIA
055 500 902	UPMILL NOMINEES PTY LIMITED	AUSTRALIA
113 918 166	URBAN PACIFIC (BEROWRA) PTY LIMITED	AUSTRALIA
115 131 345	URBAN PACIFIC (FLETCHER) PTY LIMITED	AUSTRALIA
114 197 429	URBAN PACIFIC (SOMERSET) PTY LIMITED	AUSTRALIA
081 119 495	URBAN PACIFIC LIMITED	AUSTRALIA
092 034 458	URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED	AUSTRALIA
008 592 916	UTOPIA PTY LIMITED	AUSTRALIA
003 201 303	VALCORA PTY LIMITED	AUSTRALIA
BC0742711	VANCOUVER HEALTH HOLDINGS LTD	CANADA
080 218 822	VICWIRE PARTNERSHIP PTY LIMITED	AUSTRALIA
079 878 783	VOLATIC PTY LIMITED	AUSTRALIA
079 865 311	VOLBING PTY LIMITED	AUSTRALIA
095 793 169	VUE APARTMENTS PTY LTD	AUSTRALIA
200604119K	WARATAH AIRCRAFT LEASING PTE LTD	SINGAPORE
122 740 327	WATTLE POINT SPV PTY LIMITED	AUSTRALIA
	WILMINGTON INVESTMENT FUND NO.1 LIMITED LLC	UNITED STATES
HRA 22450	WINDKRAFT HOLLEBEN 1 GMBH & CO KG	GERMANY

	WINDPARK BIPPEN GRUNSTUCKS GMBH & CO KG	GERMANY
054 813 080	WOODROSS NOMINEES PTY. LIMITED	AUSTRALIA
002 736 423	WUXTA PTY LIMITED	AUSTRALIA
5532426	YBR FEEDER GP LIMITED	ENGLAND/WALES
MC-142957	YEUNG UK NO.1	CAYMAN ISLANDS
BC0725255	YUKON RIVER BRIDGE INVESTMENT MANAGEMENT LTD.	CANADA
002 798 503	ZELENKA PTY LIMITED	AUSTRALIA
008 644 362	ZOFFANIES PTY. LIMITED	AUSTRALIA

ANNEXURE 'B'

This is the annexure marked 'B' of 20 page referred to in the Notice of Initial Substantial Holder

Dennis Leong
Company Secretary, Macquarie Bank Limited
2 April 2007

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change per security (7)	Number and Class of Securities		Person's votes affected
3/01/2007	MBL	Purchase of securities	$ 7.25	5,000	FP STF	5,000
26/3/2007	MBL	Purchase of securities	$ 7.30	2,797	FP STF	2,797
26/3/2007	MBL	Purchase of securities	$ 7.30	1,203	FP STF	1,203
26/3/2007	MBL	Purchase of securities	$ 7.10	2,677	FP STP	2,677
26/3/2007	MBL	Purchase of securities	$ 7.10	2,000	FP STP	2,000
26/3/2007	MBL	Purchase of securities	$ 7.08	323	FP STP	323
26/3/2007	MBL	Purchase of securities	$ 7.24	1,036	FP STP	1,036
26/3/2007	MBL	Purchase of securities	$ 7.24	1,028	FP STP	1,028
26/3/2007	MBL	Purchase of securities	$ 7.24	858	FP STP	858
26/3/2007	MBL	Purchase of securities	$ 7.24	1,078	FP STP	1,078
22/3/2007	MBL	Purchase of securities	$ 7.24	4,412	FP STP	4,412
22/3/2007	MBL	Purchase of securities	$ 7.24	3,797	FP STP	3,797
22/3/2007	MBL	Purchase of securities	$ 7.24	1,591	FP STP	1,591
22/3/2007	MBL	Purchase of securities	$ 7.24	200	FP STP	200
21/3/2007	MBL	Purchase of securities	$ 6.99	10,000	FP STP	10,000
21/3/2007	MBL	Purchase of securities	$ 6.98	229	FP STP	229
21/3/2007	MBL	Purchase of securities	$ 6.98	3,931	FP STP	3,931
21/3/2007	MBL	Purchase of securities	$ 6.98	1,840	FP STP	1,840
21/3/2007	MBL	Purchase of securities	$ 6.99	4,000	FP STP	4,000
21/3/2007	MBL	Purchase of securities	$ 6.99	3,000	FP STP	3,000
21/3/2007	MBL	Purchase of securities	$ 6.99	4,000	FP STP	4,000
21/3/2007	MBL	Purchase of securities	$ 6.99	116	FP STP	116
21/3/2007	MBL	Purchase of securities	$ 6.99	2,884	FP STP	2,884
21/3/2007	MBL	Purchase of securities	$ 6.99	10,000	FP STP	10,000
21/3/2007	MBL	Purchase of securities	$ 6.98	4,000	FP STP	4,000
21/3/2007	MBL	Purchase of securities	$ 6.98	368	FP STP	368
21/3/2007	MBL	Purchase of securities	$ 6.98	25,632	FP STP	25,632
21/3/2007	MBL	Purchase of securities	$ 6.98	2,049	FP STP	2,049

21/3/2007	MBL	Purchase of securities	$ 6.98	1,443	FP STP	1,443
21/3/2007	MBL	Purchase of securities	$ 6.98	508	FP STP	508
21/3/2007	MBL	Purchase of securities	$ 6.98	3,887	FP STP	3,887
21/3/2007	MBL	Purchase of securities	$ 6.98	2,113	FP STP	2,113
21/3/2007	MBL	Purchase of securities	$ 7.05	1,387	FP STP	1,387
21/3/2007	MBL	Purchase of securities	$ 7.05	3,613	FP STP	3,613
21/3/2007	MBL	Purchase of securities	$ 7.06	5,000	FP STP	5,000
21/3/2007	MBL	Purchase of securities	$ 7.12	1,800	FP STP	1,800
21/3/2007	MBL	Purchase of securities	$ 7.12	4,200	FP STP	4,200
21/3/2007	MBL	Purchase of securities	$ 7.22	936	FP STP	936
21/3/2007	MBL	Purchase of securities	$ 7.22	9,064	FP STP	9,064
20/3/2007	MBL	Purchase of securities	$ 7.23	5,069	FP STP	5,069
20/3/2007	MBL	Purchase of securities	$ 7.23	410	FP STP	410
20/3/2007	MBL	Purchase of securities	$ 7.23	2,653	FP STP	2,653
20/3/2007	MBL	Purchase of securities	$ 7.23	207	FP STP	207
20/3/2007	MBL	Purchase of securities	$ 7.23	79	FP STP	79
20/3/2007	MBL	Purchase of securities	$ 7.23	1,501	FP STP	1,501
20/3/2007	MBL	Purchase of securities	$ 7.23	81	FP STP	81
20/3/2007	MBL	Purchase of securities	$ 7.26	15,000	FP STP	15,000
20/3/2007	MBL	Purchase of securities	$ 7.27	1,960	FP STP	1,960
20/3/2007	MBL	Purchase of securities	$ 7.27	1,610	FP STP	1,610
20/3/2007	MBL	Purchase of securities	$ 7.27	1,430	FP STP	1,430
20/3/2007	MBL	Purchase of securities	$ 7.30	20,000	FP STP	20,000
20/3/2007	MBL	Purchase of securities	$ 7.31	2,253	FP STP	2,253
20/3/2007	MBL	Purchase of securities	$ 7.31	592	FP STP	592
20/3/2007	MBL	Purchase of securities	$ 7.31	265	FP STP	265
20/3/2007	MBL	Purchase of securities	$ 7.31	5,442	FP STP	5,442
20/3/2007	MBL	Purchase of securities	$ 7.31	125	FP STP	125
20/3/2007	MBL	Purchase of securities	$ 7.31	1,323	FP STP	1,323
20/3/2007	MBL	Purchase of securities	$ 7.31	71	FP STP	71
20/3/2007	MBL	Purchase of securities	$ 7.31	7,400	FP STP	7,400
20/3/2007	MBL	Purchase of securities	$ 7.31	2,529	FP STP	2,529
16/3/2007	MBL	Purchase of securities	$ 7.23	4,000	FP STP	4,000
15/3/2007	MBL	Purchase of securities	$ 7.34	1,719	FP STP	1,719
15/3/2007	MBL	Purchase of securities	$ 7.34	281	FP STP	281
15/3/2007	MBL	Purchase of securities	$ 7.33	2,000	FP STP	2,000
15/3/2007	MBL	Purchase of securities	$ 7.36	2,784	FP STP	2,784
15/3/2007	MBL	Purchase of securities	$ 7.36	1,800	FP STP	1,800

15/3/2007	MBL	Purchase of securities	$ 7.32	2,000	FP STP	2,000
15/3/2007	MBL	Purchase of securities	$ 7.35	813	FP STP	813
15/3/2007	MBL	Purchase of securities	$ 7.35	987	FP STP	987
15/3/2007	MBL	Purchase of securities	$ 7.33	280	FP STP	280
15/3/2007	MBL	Purchase of securities	$ 7.33	720	FP STP	720
14/3/2007	MBL	Purchase of securities	$ 7.16	145	FP STP	145
14/3/2007	MBL	Purchase of securities	$ 7.18	430	FP STP	430
14/3/2007	MBL	Purchase of securities	$ 7.18	1,425	FP STP	1,425
14/3/2007	MBL	Purchase of securities	$ 7.16	983	FP STP	983
14/3/2007	MBL	Purchase of securities	$ 7.16	17	FP STP	17
14/3/2007	MBL	Purchase of securities	$ 7.17	1,000	FP STP	1,000
13/3/2007	MBL	Purchase of securities	$ 7.36	1,000	FP STP	1,000
9/3/2007	MBL	Purchase of securities	$ 7.26	8,000	FP STP	8,000
9/3/2007	MBL	Purchase of securities	$ 7.23	223	FP STP	223
9/3/2007	MBL	Purchase of securities	$ 7.23	396	FP STP	396
9/3/2007	MBL	Purchase of securities	$ 7.23	1,381	FP STP	1,381
8/3/2007	MBL	Purchase of securities	$ 7.09	1,500	FP STP	1,500
8/3/2007	MBL	Purchase of securities	$ 7.12	1,500	FP STP	1,500
8/3/2007	MBL	Purchase of securities	$ 6.99	7,292	FP STP	7,292
8/3/2007	MBL	Purchase of securities	$ 6.97	708	FP STP	708
7/3/2007	MBL	Purchase of securities	$ 7.08	1,960	FP STP	1,960
7/3/2007	MBL	Purchase of securities	$ 7.08	40	FP STP	40
6/3/2007	MBL	Purchase of securities	$ 7.24	7,000	FP STP	7,000
5/3/2007	MBL	Purchase of securities	$ 6.82	2,077	FP STP	2,077
5/3/2007	MBL	Purchase of securities	$ 6.82	818	FP STP	818
5/3/2007	MBL	Purchase of securities	$ 6.81	105	FP STP	105
2/3/2007	MBL	Purchase of securities	$ 6.92	3,000	FP STP	3.000
2/3/2007	MBL	Purchase of securities	$ 6.94	4,325	FP STP	4,325
2/3/2007	MBL	Purchase of securities	$ 6.93	2,675	FP STP	2,675
1/3/2007	MBL	Purchase of securities	$ 6.99	5,720	FP STP	5,720
1/3/2007	MBL	Purchase of securities	$ 6.99	4,280	FP STP	4.280
1/3/2007	MBL	Purchase of securities	$ 7.20	4,813	FP STP	4,813
1/3/2007	MBL	Purchase of securities	$ 7.20	5,187	FP STP	5,187
28/2/2007	MBL	Purchase of securities	$ 6.93	400	FP STP	400
27/2/2007	MBL	Purchase of securities	$ 7.36	2,000	FP STP	2,000
27/2/2007	MBL	Purchase of securities	$ 7.39	1,068	FP STP	1,068
27/2/2007	MBL	Purchase of securities	$ 7.44	525	FP STP	525
27/2/2007	MBL	Purchase of securities	$ 7.44	407	FP STP	407

27/2/2007	MBL	Purchase of securities	$ 7.19	8,400	FP STP	8,400
27/2/2007	MBL	Purchase of securities	$ 7.18	1,392	FP STP	1,392
26/2/2007	MBL	Purchase of securities	$ 7.27	1,000	FP STP	1,000
26/2/2007	MBL	Purchase of securities	$ 7.33	1,000	FP STP	1,000
23/2/2007	MBL	Purchase of securities	$ 7.35	172	FP STP	172
23/2/2007	MBL	Purchase of securities	$ 7.35	128	FP STP	128
21/2/2007	MBL	Purchase of securities	$ 7.40	300	FP STP	300
16/2/2007	MBL	Purchase of securities	$ 7.38	1,898	FP STP	1,898
16/2/2007	MBL	Purchase of securities	$ 7.38	1,102	FP STP	1,102
16/2/2007	MBL	Purchase of securities	$ 7.38	3,000	FP STP	3,000
16/2/2007	MBL	Purchase of securities	$ 7.18	1,392	FP STP	1,392
16/2/2007	MBL	Purchase of securities	$ 7.46	3,000	FP STP	3,000
15/2/2007	MBL	Purchase of securities	$ 7.45	250	FP STP	250
12/2/2007	MBL	Purchase of securities	$ 7.60	5,500	FP STP	5,500
7/2/2007	MBL	Purchase of securities	$ 7.50	500	FP STP	500
6/2/2007	MBL	Purchase of securities	$ 7.38	1,500	FP STP	1,500
5/2/2007	MBL	Purchase of securities	$ 7.27	1,002	FP STP	1,002
5/2/2007	MBL	Purchase of securities	$ 7.27	891	FP STP	891
5/2/2007	MBL	Purchase of securities	$ 7.27	257	FP STP	257
5/2/2007	MBL	Purchase of securities	$ 7.26	1,800	FP STP	1,800
5/2/2007	MBL	Purchase of securities	$ 7.24	5,000	FP STP	5,000
5/2/2007	MBL	Purchase of securities	$ 7.22	179	FP STP	179
5/2/2007	MBL	Purchase of securities	$ 7.23	1,800	FP STP	1,800
5/2/2007	MBL	Purchase of securities	$ 7.23	1,000	FP STP	1,000
5/2/2007	MBL	Purchase of securities	$ 7.23	2,000	FP STP	2,000
5/2/2007	MBL	Purchase of securities	$ 7.25	67	FP STP	67
5/2/2007	MBL	Purchase of securities	$ 7.26	2,954	FP STP	2,954
5/2/2007	MBL	Purchase of securities	$ 7.22	2,000	FP STP	2,000
5/2/2007	MBL	Purchase of securities	$ 7.23	1,800	FP STP	1,800
1/2/2007	MBL	Purchase of securities	$ 7.38	600	FP STP	600
1/2/2007	MBL	Purchase of securities	$ 7.39	4,585	FP STP	4,585
1/2/2007	MBL	Purchase of securities	$ 7.39	114	FP STP	114
1/2/2007	MBL	Purchase of securities	$ 7.39	465	FP STP	465
1/2/2007	MBL	Purchase of securities	$ 7.39	854	FP STP	854
1/2/2007	MBL	Purchase of securities	$ 7.39	400	FP STP	400
1/2/2007	MBL	Purchase of securities	$ 7.39	41	FP STP	41
1/2/2007	MBL	Purchase of securities	$ 7.39	111	FP STP	111
1/2/2007	MBL	Purchase of securities	$ 7.39	83	FP STP	83

1/2/2007	MBL	Purchase of securities	$ 7.39	103	FP STP	103
1/2/2007	MBL	Purchase of securities	$ 7.39	244	FP STP	244
1/2/2007	MBL	Purchase of securities	$ 7.38	4,532	FP STP	4,532
1/2/2007	MBL	Purchase of securities	$ 7.38	468	FP STP	468
1/2/2007	MBL	Purchase of securities	$ 7.36	5,000	FP STP	5,000
1/2/2007	MBL	Purchase of securities	$ 7.38	12,817	FP STP	12,817
1/2/2007	MBL	Purchase of securities	$ 7.36	183	FP STP	183
31/1/2007	MBL	Purchase of securities	$ 7.34	1,500	FP STP	1,500
31/1/2007	MBL	Purchase of securities	$ 7.35	1,389	FP STP	1,389
31/1/2007	MBL	Purchase of securities	$ 7.35	95	FP STP	95
31/1/2007	MBL	Purchase of securities	$ 7.35	16	FP STP	16
30/1/2007	MBL	Purchase of securities	$ 7.14	9	FP STP	9
30/1/2007	MBL	Purchase of securities	$ 7.14	396	FP STP	396
30/1/2007	MBL	Purchase of securities	$ 7.14	7,864	FP STP	7,864
30/1/2007	MBL	Purchase of securities	$ 7.14	1.163	FP STP	1.163
30/1/2007	MBL	Purchase of securities	$ 7.14	500	FP STP	500
30/1/2007	MBL	Purchase of securities	$ 7.14	63	FP STP	63
30/1/2007	MBL	Purchase of securities	$ 7.14	5	FP STP	5
30/1/2007	MBL	Purchase of securities	$ 7.19	250	FP STP	250
29/1/2007	MBL	Purchase of securities	$ 7.09	700	FP STP	700
29/1/2007	MBL	Purchase of securities	$ 7.04	14,000	FP STP	14,000
29/1/2007	MBL	Purchase of securities	$ 7.07	10,000	FP STP	10,000
29/1/2007	MBL	Purchase of securities	$ 7.08	1,250	FP STP	1,250
29/1/2007	MBL	Purchase of securities	$ 7.08	1,000	FP STP	1,000
29/1/2007	MBL	Purchase of securities	$ 7.08	1,450	FP STP	1,450
29/1/2007	MBL	Purchase of securities	$ 7.12	100	FP STP	100
29/1/2007	MBL	Purchase of securities	$ 7.11	1,295	FP STP	1,295
29/1/2007	MBL	Purchase of securities	$ 7.18	2,150	FP STP	2,150
29/1/2007	MBL	Purchase of securities	$ 7.13	8,321	FP STP	8,321
29/1/2007	MBL	Purchase of securities	$ 7.13	768	FP STP	768
29/1/2007	MBL	Purchase of securities	$ 7.15	421	FP STP	421
29/1/2007	MBL	Purchase of securities	$ 7.15	3,061	FP STP	3,061
29/1/2007	MBL	Purchase of securities	$ 7.15	2,018	FP STP	2,018
25/1/2007	MBL	Purchase of securities	$ 7.17	253	FP STP	253
25/1/2007	MBL	Purchase of securities	$ 7.18	27	FP STP	27
25/1/2007	MBL	Purchase of securities	$ 7.17	477	FP STP	477
25/1/2007	MBL	Purchase of securities	$ 7.17	933	FP STP	933
25/1/2007	MBL	Purchase of securities	$ 7.17	382	FP STP	382

25/1/2007	MBL	Purchase of securities	$ 7.17	1,112	FP STP	1,112
25/1/2007	MBL	Purchase of securities	$ 7.17	2,096	FP STP	2,096
24/1/2007	MBL	Purchase of securities	$ 7.24	1,711	FP STP	1,711
24/1/2007	MBL	Purchase of securities	$ 7.24	289	FP STP	289
24/1/2007	MBL	Purchase of securities	$ 7.13	911	FP STP	911
24/1/2007	MBL	Purchase of securities	$ 7.17	2,000	FP STP	2,000
24/1/2007	MBL	Purchase of securities	$ 7.18	312	FP STP	312
24/1/2007	MBL	Purchase of securities	$ 7.18	688	FP STP	688
24/1/2007	MBL	Purchase of securities	$ 7.22	5,000	FP STP	5,000
24/1/2007	MBL	Purchase of securities	$ 7.24	14,000	FP STP	14,000
24/1/2007	MBL	Purchase of securities	$ 7.21	500	FP STP	500
24/1/2007	MBL	Purchase of securities	$ 7.26	2,000	FP STP	2,000
23/1/2007	MBL	Purchase of securities	$ 7.18	1,642	FP STP	1,642
23/1/2007	MBL	Purchase of securities	$ 7.18	1,058	FP STP	1,058
23/1/2007	MBL	Purchase of securities	$ 7.18	1,167	FP STP	1,167
23/1/2007	MBL	Purchase of securities	$ 7.18	109	FP STP	109
23/1/2007	MBL	Purchase of securities	$ 7.19	500	FP STP	500
23/1/2007	MBL	Purchase of securities	$ 7.18	119	FP STP	119
23/1/2007	MBL	Purchase of securities	$ 7.19	1,000	FP STP	1,000
23/1/2007	MBL	Purchase of securities	$ 7.18	1,299	FP STP	1,299
23/1/2007	MBL	Purchase of securities	$ 7.18	5,000	FP STP	5,000
23/1/2007	MBL	Purchase of securities	$ 7.18	3,701	FP STP	3,701
23/1/2007	MBL	Purchase of securities	$ 7.16	700	FP STP	700
23/1/2007	MBL	Purchase of securities	$ 7.15	280	FP STP	280
22/1/2007	MBL	Purchase of securities	$ 7.14	1,000	FP STP	1,000
22/1/2007	MBL	Purchase of securities	$ 7.10	1,000	FP STP	1,000
22/1/2007	MBL	Purchase of securities	$ 7.12	3,000	FP STP	3,000
18/1/2007	MBL	Purchase of securities	$ 6.95	1,000	FP STP	1,000
16/1/2007	MBL	Purchase of securities	$ 6.94	2,000	FP STP	2,000
16/1/2007	MBL	Purchase of securities	$ 6.95	1,000	FP STP	1,000
15/1/2007	MBL	Purchase of securities	$ 6.96	856	FP STP	856
15/1/2007	MBL	Purchase of securities	$ 6.96	3,444	FP STP	3,444
9/1/2007	MBL	Purchase of securities	$ 7.06	2,000	FP STP	2,000
5/1/2007	MBL	Purchase of securities	$ 7.19	1,428	FP STP	1,428
5/1/2007	MBL	Purchase of securities	$ 7.24	1,000	FP STP	1,000
5/1/2007	MBL	Purchase of securities	$ 7.23	713	FP STP	713
4/1/2007	MBL	Purchase of securities	$ 6.98	4,522	FP STP	4,522
4/1/2007	MBL	Purchase of securities	$ 6.98	2,478	FP STP	2,478

4/1/2007	MBL	Purchase of securities	$ 7.01	713	FP STP	713
4/1/2007	MBL	Purchase of securities	$ 7.00	1,428	FP STP	1,423
4/1/2007	MBL	Purchase of securities	$ 7.04	1,000	FP STP	1,000
3/1/2007	MBL	Purchase of securities	$ 7.18	1,000	FP STP	1.000
3/1/2007	MBL	Purchase of securities	$ 7.21	600	FP STP	600
2/1/2007	MBL	Purchase of securities	$ 7.52	269	FP STP	269
2/1/2007	MBL	Purchase of securities	$ 7.52	731	FP STP	731
27/12/2006	MBL	Purchase of securities	$ 7.25	904	FP STP	904
27/12/2006	MBL	Purchase of securities	$ 7.25	300	FP STP	300
27/12/2006	MBL	Purchase of securities	$ 7.25	1,063	FP STP	1,063
27/12/2006	MBL	Purchase of securities	$ 7.25	1,559	FP STP	1,559
27/12/2006	MBL	Purchase of securities	$ 7.25	1,428	FP STP	1,428
27/12/2006	MBL	Purchase of securities	$ 7.25	800	FP STP	800
27/12/2006	MBL	Purchase of securities	$ 7.25	696	FP STP	698
27/12/2006	MBL	Purchase of securities	$ 7.25	1,682	FP STP	1 682
27/12/2006	MBL	Purchase of securities	$ 7.25	1,568	FP STP	1.568
22/12/2006	MBL	Purchase of securities	$ 7.11	6,000	FP STP	6,000
21/12/2006	MBL	Purchase of securities	$ 7.10	1,000	FP STP	1.000
21/12/2006	MBL	Purchase of securities	$ 6.95	1,000	FP STP	1,000
20/12/2006	MBL	Purchase of securities	$ 7.09	1,000	FP STP	1.000
19/12/2006	MBL	Purchase of securities	$ 6.98	85	FP STP	85
19/12/2006	MBL	Purchase of securities	$ 6.98	483	FP STP	483
19/12/2006	MBL	Purchase of securities	$ 6.98	108	FP STP	108
19/12/2006	MBL	Purchase of securities	$ 6.98	324	FP STP	324
18/12/2006	MBL	Purchase of securities	$ 7.00	2,900	FP STP	2,900
18/12/2006	MBL	Purchase of securities	$ 6.97	410	FP STP	410
18/12/2006	MBL	Purchase of securities	$ 6.97	590	FP STP	590
15/12/2006	MBL	Purchase of securities	$ 6.87	1,000	FP STP	1,000
14/12/2006	MBL	Purchase of securities	$ 6.87	2,900	FP STP	2.900
12/12/2006	MBL	Purchase of securities	$ 6.75	521	FP STP	521
12/12/2006	MBL	Purchase of securities	$ 6.75	806	FP STP	806
12/12/2006	MBL	Purchase of securities	$ 6.75	173	FP STP	173
12/12/2006	MBL	Purchase of securities	$ 6.69	10,000	FP STP	10,000
11/12/2006	MBL	Purchase of securities	$ 6.75	3,000	FP STP	3,000
11/12/2006	MBL	Purchase of securities	$ 6.73	1,500	FP STP	1,500
7/12/2006	MBL	Purchase of securities	$ 6.65	6,000	FP STP	6,000
5/12/2006	MBL	Purchase of securities	$ 6.70	750	FP STP	750
5/12/2006	MBL	Purchase of securities	$ 6.71	750	FP STP	750

4/12/2006	MBL	Purchase of securities	$ 6.79	4,000	FP STP	4,000
4/12/2006	MBL	Purchase of securities	$ 6.80	3,500	FP STP	3,500
4/12/2006	MBL	Purchase of securities	$ 6.80	4,500	FP STP	4,500
4/12/2006	MBL	Purchase of securities	$ 6.80	2,000	FP STP	2,000
4/12/2006	MBL	Purchase of securities	$ 6.81	1,500	FP STP	1,500
28/11/2006	MBL	Purchase of securities	$ 7.03	3,000	FP STP	3,000
28/11/2006	MBL	Purchase of securities	$ 7.01	3,000	FP STP	3,000
28/11/2006	MBL	Purchase of securities	$ 6.98	4,000	FP STP	4,000
20/2/2007	MBL	Purchase of securities	$ 7.32	2,950	FP STP	2,950
11/1/2007	MBL	Purchase of securities	$ 6.99	1,106	FP STP	1,106
20/12/2006	MBL	Purchase of securities	$ 7.10	5,262	FP STP	5,262
20/12/2006	MBL	Purchase of securities	$ 7.10	3,738	FP STP	3,738
20/12/2006	MBL	Purchase of securities	$ 7.10	10,142	FP STP	10,142
20/12/2006	MBL	Purchase of securities	$ 7.05	2,712	FP STP	2,712
6/12/2006	MBL	Purchase of securities	$ 6.64	724	FP STP	724
6/12/2006	MBL	Purchase of securities	$ 6.65	2,000	FP STP	2,000
30/11/2006	MBL	Purchase of securities	$ 7.03	500	FP STP	500
26/03/2007	MBL	Borrow securities	$ 6.20	2,500,000	FP STP	2,500,000
26/03/2007	MBL	Borrow securities	$ 6.20	1,600,000	FP STP	1,600,000
26/03/2007	MBL	Borrow securities	$ 6.20	1,200,000	FP STP	1,200,000
22/03/2007	MBL	Borrow securities	$ 5.70	2,500,000	FP STP	2,500 000
15/03/2007	MBL	Borrow securities	$ 7.47	15,000	FP STP	15,000
13/03/2007	MBL	Borrow securities	$ 7.79	205,982	FP STP	205,982
9/03/2007	MBL	Borrow securities	$ 7.46	126,125	FP STP	126,125
5/03/2007	MBL	Borrow securities	$ 7.27	29,000	FP STP	29,000
2/03/2007	MBL	Borrow securities	$ 7.45	26,944	FP STP	26,944
2/02/2007	MBL	Borrow securities	$ 7.72	155,000	FP STP	155,000
1/02/2007	MBL	Borrow securities	$ 7.72	220,000	FP STP	220,000
31/01/2007	MBL	Borrow securities	$ 7.65	285,000	FP STP	285,000
29/01/2007	MBL	Borrow securities	$ 7.54	10,000	FP STP	10,000
18/01/2007	MBL	Borrow securities	$ 7.28	155,000	FP STP	155,000
18/01/2007	MBL	Borrow securities	$ 7.28	130,000	FP STP	130,000
11/01/2007	MBL	Borrow securities	$ 4.36	139,479	FP STP	139,479
11/01/2007	MBL	Borrow securities	$ 4.36	174	FP STP	174
28/12/2006	MBL	Borrow securities	$ 7.61	20,000	FP STP	20,000
28/12/2006	MBL	Borrow securities	$ 7.61	20,000	FP STP	20,000
28/12/2006	MBL	Borrow securities	$ 7.61	84,125	FP STP	84,125
27/12/2006	MBL	Borrow securities	$ 7.49	3,903	FP STP	3,903

22/12/2006	MBL	Borrow securities	$ 7.40	10,000,000	FP STP	10,000,000
20/12/2006	MBL	Borrow securities	$ 5.60	2,200,000	FP STP	2,200,000
20/12/2006	MBL	Borrow securities	$ 5.60	1,200,000	FP STP	1,200,000
20/12/2006	MBL	Borrow securities	$ 5.35	3,500,000	FP STP	3,500,000
19/12/2006	MBL	Borrow securities	$ 5.62	2,200,000	FP STP	2,200,000
12/12/2006	MBL	Borrow securities	$ 7.14	100,030	FP STP	100 030
5/12/2006	MBL	Borrow securities	$ 7.15	800,000	FP STP	800 000
5/12/2006	MBL	Borrow securities	$ 7.15	12,521	FP STP	12,521
4/12/2006	MBL	Borrow securities	$ 7.27	120,000	FP STP	120,000
1/12/2006	MBL	Borrow securities	$ 7.41	50,000	FP STP	50,000
30/11/2006	MBL	Borrow securities	$ 7.41	155,872	FP STP	155,872
28/11/2006	MBL	Borrow securities	$ 7.52	59,353	FP STP	59,353
9/11/2006	MIML	Purchase of securities	$ 6.54	26,359	FP STP	26,359
9/11/2006	MIML	Purchase of securities	$ 6.54	142,445	FP STP	142,445
9/11/2006	MIML	Purchase of securities	$ 6.54	161,711	FP STP	161,711
15/02/2007	MIML	Purchase of securities	$ 6.87	996	FP STP	996
15/02/2007	MIML	Purchase of securities	$ 6.92	91	FP STP	91
15/02/2007	MIML	Purchase of securities	$ 6.88	2,964	FP STP	2,964
15/02/2007	MIML	Purchase of securities	$ 6.88	3,268	FP STP	3,268
15/02/2007	MIML	Purchase of securities	$ 6.88	741	FP STP	741
15/02/2007	MIML	Purchase of securities	$ 6.88	4,681	FP STP	4,681
15/02/2007	MIML	Purchase of securities	$ 6.88	9,420	FP STP	9,420
15/02/2007	MIML	Purchase of securities	$ 6.88	3,577	FP STP	3,577
15/02/2007	MIML	Purchase of securities	$ 6.88	3,317	FP STP	3,317
15/02/2007	MIML	Purchase of securities	$ 6.88	955	FP STP	955
15/02/2007	MIML	Purchase of securities	$ 6.88	6,006	FP STP	6,006
15/02/2007	MIML	Purchase of securities	$ 6.88	7,283	FP STP	7,283
15/02/2007	MIML	Purchase of securities	$ 6.88	10,388	FP STP	10,388
15/02/2007	MIML	Purchase of securities	$ 6.88	5,122	FP STP	5,122
15/02/2007	MIML	Purchase of securities	$ 6.88	3,634	FP STP	3,634
15/02/2007	MIML	Purchase of securities	$ 6.88	4,141	FP STP	4,141
6/11/2006	MIML	Purchase of securities	$ 6.71	5,000	FP STP	5,000
17/11/2006	MIML	Purchase of securities	$ 6.83	8,400	FP STP	8,400
27/11/2006	MIML	Purchase of securities	$ 7.19	20,000	FP STP	20,000
27/11/2006	MIML	Purchase of securities	$ 7.18	48,908	FP STP	48,908
28/11/2006	MIML	Purchase of securities	$ 7.13	75,000	FP STP	75,000
28/11/2006	MIML	Purchase of securities	$ 7.09	95,000	FP STP	95,000
28/11/2006	MIML	Purchase of securities	$ 7.09	55,000	FP STP	55,000

30/11/2006	MIML	Purchase of securities	$ 7.06	285,000	FP STP	285,000
30/11/2006	MIML	Purchase of securities	$ 7.09	100,000	FP STP	100,000
30/11/2006	MIML	Purchase of securities	$ 7.08	135,000	FP STP	135,000
1/12/2006	MIML	Purchase of securities	$ 6.96	36,700	FP STP	36,700
5/12/2006	MIML	Purchase of securities	$ 6.72	350,000	FP STP	350,000
5/12/2006	MIML	Purchase of securities	$ 6.68	200,000	FP STP	200,000
5/12/2006	MIML	Purchase of securities	$ 6.68	38,925	FP STP	38,925
5/12/2006	MIML	Purchase of securities	$ 6.68	359,022	FP STP	359,022
6/12/2006	MIML	Purchase of securities	$ 6.66	1,000,000	FP STP	1,000,000
7/12/2006	MIML	Purchase of securities	$ 6.65	120,000	FP STP	120,000
7/12/2006	MIML	Purchase of securities	$ 6.65	770,000	FP STP	770,000
7/12/2006	MIML	Purchase of securities	$ 6.65	670,000	FP STP	670,000
7/12/2006	MIML	Purchase of securities	$ 6.61	16,000	FP STP	16,000
7/12/2006	MIML	Purchase of securities	$ 6.63	17,000	FP STP	17,000
11/12/2006	MIML	Purchase of securities	$ 6.68	11,650	FP STP	11,650
11/12/2006	MIML	Purchase of securities	$ 6.68	1,172,250	FP STP	1,172,250
13/12/2006	MIML	Purchase of securities	$ 6.82	54,500	FP STP	54,500
13/12/2006	MIML	Purchase of securities	$ 6.90	14,149	FP STP	14,149
14/12/2006	MIML	Purchase of securities	$ 6.95	260,000	FP STP	260,000
14/12/2006	MIML	Purchase of securities	$ 6.95	26,011	FP STP	26,011
14/12/2006	MIML	Purchase of securities	$ 6.95	7,186	FP STP	7,186
15/12/2006	MIML	Purchase of securities	$ 6.79	600	FP STP	600
19/12/2006	MIML	Purchase of securities	$ 6.97	209,107	FP STP	209,107
19/12/2006	MIML	Purchase of securities	$ 6.98	68,000	FP STP	68,000
19/12/2006	MIML	Purchase of securities	$ 6.97	6,800	FP STP	6,800
27/12/2006	MIML	Purchase of securities	$ 7.24	105,000	FP STP	105,000
27/12/2006	MIML	Purchase of securities	$ 7.26	10,334	FP STP	10,334
28/12/2006	MIML	Purchase of securities	$ 7.44	200,000	FP STP	200,000
29/12/2006	MIML	Purchase of securities	$ 7.62	75,000	FP STP	75,000
2/01/2007	MIML	Purchase of securities	$ 7.60	524,491	FP STP	524,491
2/01/2007	MIML	Purchase of securities	$ 7.60	1,172,250	FP STP	1,172,250
3/01/2007	MIML	Purchase of securities	$ 7.25	25,000	FP STP	25,000
3/01/2007	MIML	Purchase of securities	$ 7.27	67,281	FP STP	67,281
3/01/2007	MIML	Purchase of securities	$ 7.26	56,669	FP STP	56,669
4/01/2007	MIML	Purchase of securities	$ 7.02	112,988	FP STP	112,988
4/01/2007	MIML	Purchase of securities	$ 7.02	200,000	FP STP	200,000
4/01/2007	MIML	Purchase of securities	$ 7.02	3,634	FP STP	3,634
4/01/2007	MIML	Purchase of securities	$ 7.02	60,609	FP STP	60,609

4/01/2007	MIML	Purchase of securities	$ 7.02	22,769	FP STP	22,769
4/01/2007	MIML	Purchase of securities	$ 7.02	39,025	FP STP	39,025
4/01/2007	MIML	Purchase of securities	$ 7.01	39,025	FP STP	39,025
4/01/2007	MIML	Purchase of securities	$ 7.00	1,600,000	FP STP	1,600,000
4/01/2007	MIML	Purchase of securities	$ 7.00	306,868	FP STP	306,868
5/01/2007	MIML	Purchase of securities	$ 7.10	36,500	FP STP	36,500
9/01/2007	MIML	Purchase of securities	$ 7.07	53,000	FP STP	53,000
9/01/2007	MIML	Purchase of securities	$ 7.02	130,000	FP STP	130,000
9/01/2007	MIML	Purchase of securities	$ 7.02	310,633	FP STP	310,633
9/01/2007	MIML	Purchase of securities	$ 7.02	360,000	FP STP	360,000
9/01/2007	MIML	Purchase of securities	$ 7.02	25,000	FP STP	25,000
9/01/2007	MIML	Purchase of securities	$ 7.02	33,000	FP STP	33,000
9/01/2007	MIML	Purchase of securities	$ 7.02	109,000	FP STP	109,000
9/01/2007	MIML	Purchase of securities	$ 7.02	3,000	FP STP	3,000
9/01/2007	MIML	Purchase of securities	$ 7.02	640,000	FP STP	640,000
12/01/2007	MIML	Purchase of securities	$ 6.95	286,000	FP STP	286,000
15/01/2007	MIML	Purchase of securities	$ 6.97	52,386	FP STP	52,386
15/01/2007	MIML	Purchase of securities	$ 6.96	30,000	FP STP	30,000
16/01/2007	MIML	Purchase of securities	$ 6.95	100,000	FP STP	100,000
16/01/2007	MIML	Purchase of securities	$ 6.96	1,375,000	FP STP	1,375,000
17/01/2007	MIML	Purchase of securities	$ 6.96	450,000	FP STP	450,000
17/01/2007	MIML	Purchase of securities	$ 6.96	65,746	FP STP	65,746
18/01/2007	MIML	Purchase of securities	$ 6.97	300,000	FP STP	300,000
18/01/2007	MIML	Purchase of securities	$ 6.97	300,000	FP STP	300,000
18/01/2007	MIML	Purchase of securities	$ 6.97	148,465	FP STP	148,465
18/01/2007	MIML	Purchase of securities	$ 6.97	116,439	FP STP	116,439
18/01/2007	MIML	Purchase of securities	$ 6.97	31,617	FP STP	31,617
18/01/2007	MIML	Purchase of securities	$ 6.97	3,479	FP STP	3,479
19/01/2007	MIML	Purchase of securities	$ 7.00	65,520	FP STP	65,520
23/01/2007	MIML	Purchase of securities	$ 7.21	1,150,000	FP STP	1,150,000
23/01/2007	MIML	Purchase of securities	$ 7.20	348,782	FP STP	348,782
25/01/2007	MIML	Purchase of securities	$ 7.18	405,706	FP STP	405,706
25/01/2007	MIML	Purchase of securities	$ 7.22	529,986	FP STP	529,986
29/01/2007	MIML	Purchase of securities	$ 7.15	127,232	FP STP	127,232
29/01/2007	MIML	Purchase of securities	$ 7.15	30,000	FP STP	30,000
30/01/2007	MIML	Purchase of securities	$ 7.16	403,847	FP STP	403,847
30/01/2007	MIML	Purchase of securities	$ 7.30	15,000	FP STP	15,000
31/01/2007	MIML	Purchase of securities	$ 7.37	114,801	FP STP	114,801

31/01/2007	MIML	Purchase of securities	$ 7.35	447,289	FP STP	447,289
1/02/2007	MIML	Purchase of securities	$ 7.35	500,384	FP STP	500,384
2/02/2007	MIML	Purchase of securities	$ 7.40	150,000	FP STP	150,000
2/02/2007	MIML	Purchase of securities	$ 7.38	125,000	FP STP	125,000
5/02/2007	MIML	Purchase of securities	$ 7.27	13,754	FP STP	13,754
5/02/2007	MIML	Purchase of securities	$ 7.27	277	FP STP	277
5/02/2007	MIML	Purchase of securities	$ 7.27	52,138	FP STP	52,138
5/02/2007	MIML	Purchase of securities	$ 7.27	3,831	FP STP	3,831
5/02/2007	MIML	Purchase of securities	$ 7.32	14,042	FP STP	14,042
5/02/2007	MIML	Purchase of securities	$ 7.31	21,999	FP STP	21,999
6/02/2007	MIML	Purchase of securities	$ 7.30	812,715	FP STP	812,715
6/02/2007	MIML	Purchase of securities	$ 7.41	73,000	FP STP	73,000
8/02/2007	MIML	Purchase of securities	$ 7.44	630,000	FP STP	630,000
8/02/2007	MIML	Purchase of securities	$ 7.56	120,000	FP STP	120,000
8/02/2007	MIML	Purchase of securities	$ 7.52	14,000	FP STP	14,000
8/02/2007	MIML	Purchase of securities	$ 7.53	37,056	FP STP	37,056
9/02/2007	MIML	Purchase of securities	$ 7.52	190,000	FP STP	190,000
12/02/2007	MIML	Purchase of securities	$ 7.61	158,926	FP STP	158,926
12/02/2007	MIML	Purchase of securities	$ 7.55	15,000	FP STP	15,000
13/02/2007	MIML	Purchase of securities	$ 7.57	75,000	FP STP	75,000
13/02/2007	MIML	Purchase of securities	$ 7.59	796,835	FP STP	796,835
13/02/2007	MIML	Purchase of securities	$ 7.63	310,000	FP STP	310,000
14/02/2007	MIML	Purchase of securities	$ 7.53	218,247	FP STP	218,247
15/02/2007	MIML	Purchase of securities	$ 7.52	1,279,919	FP STP	1,279,919
20/02/2007	MIML	Purchase of securities	$ 7.38	184,000	FP STP	184,000
20/02/2007	MIML	Purchase of securities	$ 7.39	266,000	FP STP	266,000
20/02/2007	MIML	Purchase of securities	$ 7.32	679,001	FP STP	679,001
21/02/2007	MIML	Purchase of securities	$ 7.36	664,000	FP STP	664,000
22/02/2007	MIML	Purchase of securities	$ 7.43	520,000	FP STP	520,000
22/02/2007	MIML	Purchase of securities	$ 7.43	100,000	FP STP	100,000
22/02/2007	MIML	Purchase of securities	$ 7.45	530,358	FP STP	530,358
23/02/2007	MIML	Purchase of securities	$ 7.40	205,783	FP STP	205,783
27/02/2007	MIML	Purchase of securities	$ 7.21	141,683	FP STP	141,683
28/02/2007	MIML	Purchase of securities	$ 7.09	700,000	FP STP	700,000
28/02/2007	MIML	Purchase of securities	$ 7.09	230,000	FP STP	230,000
28/02/2007	MIML	Purchase of securities	$ 7.17	200,000	FP STP	200,000
6/03/2007	MIML	Purchase of securities	$ 7.15	977,163	FP STP	977,163
6/03/2007	MIML	Purchase of securities	$ 6.99	7,285	FP STP	7,285

6/03/2007	MIML	Purchase of securities	$ 7.12	2,636	FP STP	2,636
6/03/2007	MIML	Purchase of securities	$ 6.99	12,323	FP STP	12,323
7/03/2007	MIML	Purchase of securities	$ 7.18	20,000	FP STP	20,000
7/03/2007	MIML	Purchase of securities	$ 7.18	22,247	FP STP	22,247
8/03/2007	MIML	Purchase of securities	$ 7.12	143,000	FP STP	143,000
12/03/2007	MIML	Purchase of securities	$ 7.41	210,000	FP STP	210,000
16/03/2007	MIML	Purchase of securities	$ 7.28	143,100	FP STP	143,100
16/03/2007	MIML	Purchase of securities	$ 7.27	50,000	FP STP	50,000
16/03/2007	MIML	Purchase of securities	$ 7.27	50,000	FP STP	50,000
21/03/2007	MIML	Purchase of securities	$ 7.02	100,000	FP STP	100,000
22/03/2007	MIML	Purchase of securities	$ 7.27	1,500	FP STP	1,500
1/03/2007	MBL	Purchase of securities	$ 7.25	5,000	FP STP	5,000
26/3/2007	MBL	Purchase of securities	$ 7.30	2,797	FP STP	2,797
26/3/2007	MBL	Purchase of securities	$ 7.30	1,203	FP STP	1,203
26/3/2007	MBL	Purchase of securities	$ 7.10	2,677	FP STP	2,677
26/3/2007	MBL	Purchase of securities	$ 7.10	2,000	FP STP	2,000
26/3/2007	MBL	Purchase of securities	$ 7.08	323	FP STP	323
26/3/2007	MBL	Purchase of securities	$ 7.24	1,036	FP STP	1,036
26/3/2007	MBL	Purchase of securities	$ 7.24	1,028	FP STP	1,028
26/3/2007	MBL	Purchase of securities	$ 7.24	858	FP STP	858
26/3/2007	MBL	Purchase of securities	$ 7.24	1,078	FP STP	1,078
22/3/2007	MBL	Purchase of securities	$ 7.24	4,412	FP STP	4,412
22/3/2007	MBL	Purchase of securities	$ 7.24	3,797	FP STP	3,797
22/3/2007	MBL	Purchase of securities	$ 7.24	1,591	FP STP	1,591
22/3/2007	MBL	Purchase of securities	$ 7.24	200	FP STP	200
21/3/2007	MBL	Purchase of securities	$ 6.99	10,000	FP STP	10,000
21/3/2007	MBL	Purchase of securities	$ 6.98	229	FP STP	229
21/3/2007	MBL	Purchase of securities	$ 6.98	3,931	FP STP	3,931
21/3/2007	MBL	Purchase of securities	$ 6.98	1,840	FP STP	1,840
21/3/2007	MBL	Purchase of securities	$ 6.99	4,000	FP STP	4,000
21/3/2007	MBL	Purchase of securities	$ 6.99	3,000	FP STP	3,000
21/3/2007	MBL	Purchase of securities	$ 6.99	4,000	FP STP	4,000
21/3/2007	MBL	Purchase of securities	$ 6.99	116	FP STP	116
21/3/2007	MBL	Purchase of securities	$ 6.99	2,884	FP STP	2,884
21/3/2007	MBL	Purchase of securities	$ 6.99	10,000	FP STP	10,000
21/3/2007	MBL	Purchase of securities	$ 6.98	4,000	FP STP	4,000
21/3/2007	MBL	Purchase of securities	$ 6.98	368	FP STP	368
21/3/2007	MBL	Purchase of securities	$ 6.98	25,632	FP STP	25,632

21/3/2007	MBL	Purchase of securities	$ 6.98	2,049	FP STP	2,049
21/3/2007	MBL	Purchase of securities	$ 6.98	1,443	FP STP	1,443
21/3/2007	MBL	Purchase of securities	$ 6.98	508	FP STP	508
21/3/2007	MBL	Purchase of securities	$ 6.98	3,887	FP STP	3,887
21/3/2007	MBL	Purchase of securities	$ 6.98	2,113	FP STP	2,113
21/3/2007	MBL	Purchase of securities	$ 7.05	1,387	FP STP	1,387
21/3/2007	MBL	Purchase of securities	$ 7.05	3,613	FP STP	3,613
21/3/2007	MBL	Purchase of securities	$ 7.06	5,000	FP STP	5,000
21/3/2007	MBL	Purchase of securities	$ 7.12	1,800	FP STP	1,800
21/3/2007	MBL	Purchase of securities	$ 7.12	4,200	FP STP	4,200
21/3/2007	MBL	Purchase of securities	$ 7.22	936	FP STP	936
21/3/2007	MBL	Purchase of securities	$ 7.22	9,064	FP STP	9,064
20/3/2007	MBL	Purchase of securities	$ 7.23	5,069	FP STP	5,069
20/3/2007	MBL	Purchase of securities	$ 7.23	410	FP STP	410
20/3/2007	MBL	Purchase of securities	$ 7.23	2,653	FP STP	2,653
20/3/2007	MBL	Purchase of securities	$ 7.23	207	FP STP	207
20/3/2007	MBL	Purchase of securities	$ 7.23	79	FP STP	79
20/3/2007	MBL	Purchase of securities	$ 7.23	1,501	FP STP	1,501
20/3/2007	MBL	Purchase of securities	$ 7.23	81	FP STP	81
20/3/2007	MBL	Purchase of securities	$ 7.26	15,000	FP STP	15,000
20/3/2007	MBL	Purchase of securities	$ 7.27	1,960	FP STP	1,960
20/3/2007	MBL	Purchase of securities	$ 7.27	1,610	FP STP	1,610
20/3/2007	MBL	Purchase of securities	$ 7.27	1,430	FP STP	1,430
20/3/2007	MBL	Purchase of securities	$ 7.30	20,000	FP STP	20,000
20/3/2007	MBL	Purchase of securities	$ 7.31	2,253	FP STP	2,253
20/3/2007	MBL	Purchase of securities	$ 7.31	592	FP STP	592
20/3/2007	MBL	Purchase of securities	$ 7.31	265	FP STP	265
20/3/2007	MBL	Purchase of securities	$ 7.31	5,442	FP STP	5,442
20/3/2007	MBL	Purchase of securities	$ 7.31	125	FP STP	125
20/3/2007	MBL	Purchase of securities	$ 7.31	1,323	FP STP	1,323
20/3/2007	MBL	Purchase of securities	$ 7.31	71	FP STP	71
20/3/2007	MBL	Purchase of securities	$ 7.31	7,400	FP STP	7,400
20/3/2007	MBL	Purchase of securities	$ 7.31	2,529	FP STP	2,529
16/3/2007	MBL	Purchase of securities	$ 7.23	4,000	FP STP	4,000
15/3/2007	MBL	Purchase of securities	$ 7.34	1,719	FP STP	1,719
15/3/2007	MBL	Purchase of securities	$ 7.34	281	FP STP	281
15/3/2007	MBL	Purchase of securities	$ 7.33	2,000	FP STP	2,000
15/3/2007	MBL	Purchase of securities	$ 7.36	2,784	FP STP	2,784

15/3/2007	MBL	Purchase of securities	$ 7.36	1,800	FP STP	1,800
15/3/2007	MBL	Purchase of securities	$ 7.32	2,000	FP STP	2,00)
15/3/2007	MBL	Purchase of securities	$ 7.35	813	FP STP	813
15/3/2007	MBL	Purchase of securities	$ 7.35	987	FP STP	987
15/3/2007	MBL	Purchase of securities	$ 7.33	280	FP STP	280
15/3/2007	MBL	Purchase of securities	$ 7.33	720	FP STP	720
14/3/2007	MBL	Purchase of securities	$ 7.16	145	FP STP	145
14/3/2007	MBL	Purchase of securities	$ 7.16	430	FP STP	430
14/3/2007	MBL	Purchase of securities	$ 7.16	1,425	FP STP	1,425
14/3/2007	MBL	Purchase of securities	$ 7.16	983	FP STP	983
14/3/2007	MBL	Purchase of securities	$ 7.16	17	FP STP	17
14/3/2007	MBL	Purchase of securities	$ 7.17	1,000	FP STP	1,000
13/3/2007	MBL	Purchase of securities	$ 7.36	1,000	FP STP	1,000
9/3/2007	MBL	Purchase of securities	$ 7.26	8,000	FP STP	8,000
9/3/2007	MBL	Purchase of securities	$ 7.23	223	FP STP	223
9/3/2007	MBL	Purchase of securities	$ 7.23	396	FP STP	396
9/3/2007	MBL	Purchase of securities	$ 7.23	1,381	FP STP	1,381
8/3/2007	MBL	Purchase of securities	$ 7.09	1,500	FP STP	1,500
8/3/2007	MBL	Purchase of securities	$ 7.12	1,500	FP STP	1,500
8/3/2007	MBL	Purchase of securities	$ 6.99	7,292	FP STP	7,292
8/3/2007	MBL	Purchase of securities	$ 6.97	708	FP STP	708
7/3/2007	MBL	Purchase of securities	$ 7.08	1,960	FP STP	1,960
7/3/2007	MBL	Purchase of securities	$ 7.08	40	FP STP	40
6/3/2007	MBL	Purchase of securities	$ 7.24	7,000	FP STP	7,000
5/3/2007	MBL	Purchase of securities	$ 6.82	2,077	FP STP	2,077
5/3/2007	MBL	Purchase of securities	$ 6.82	818	FP STP	818
5/3/2007	MBL	Purchase of securities	$ 6.81	105	FP STP	105
2/3/2007	MBL	Purchase of securities	$ 6.92	3,000	FP STP	3,000
2/3/2007	MBL	Purchase of securities	$ 6.94	4,325	FP STP	4,325
2/3/2007	MBL	Purchase of securities	$ 6.93	2,675	FP STP	2,675
1/3/2007	MBL	Purchase of securities	$ 6.99	5,720	FP STP	5,720
1/3/2007	MBL	Purchase of securities	$ 6.99	4,280	FP STP	4,280
1/3/2007	MBL	Purchase of securities	$ 7.20	4,813	FP STP	4,813
1/3/2007	MBL	Purchase of securities	$ 7.20	5,187	FP STP	5,187
28/2/2007	MBL	Purchase of securities	$ 6.93	400	FP STP	400
27/2/2007	MBL	Purchase of securities	$ 7.36	2,000	FP STP	2,000
27/2/2007	MBL	Purchase of securities	$ 7.39	1,068	FP STP	1,068
27/2/2007	MBL	Purchase of securities	$ 7.44	526	FP STP	525

27/2/2007	MBL	Purchase of securities	$ 7.44	407	FP STP	407
27/2/2007	MBL	Purchase of securities	$ 7.19	8,400	FP STP	8,400
27/2/2007	MBL	Purchase of securities	$ 7.18	1,392	FP STP	1,392
26/2/2007	MBL	Purchase of securities	$ 7.27	1,000	FP STP	1,000
26/2/2007	MBL	Purchase of securities	$ 7.33	1,000	FP STP	1,000
23/2/2007	MBL	Purchase of securities	$ 7.35	172	FP STP	172
23/2/2007	MBL	Purchase of securities	$ 7.35	128	FP STP	128
21/2/2007	MBL	Purchase of securities	$ 7.40	300	FP STP	300
16/2/2007	MBL	Purchase of securities	$ 7.38	1,898	FP STP	1,898
16/2/2007	MBL	Purchase of securities	$ 7.38	1,102	FP STP	1,102
16/2/2007	MBL	Purchase of securities	$ 7.38	3,000	FP STP	3,000
16/2/2007	MBL	Purchase of securities	$ 7.18	1,392	FP STP	1,392
15/2/2007	MBL	Purchase of securities	$ 7.46	3,000	FP STP	3,000
15/2/2007	MBL	Purchase of securities	$ 7.45	250	FP STP	250
12/2/2007	MBL	Purchase of securities	$ 7.60	5,500	FP STP	5,500
7/2/2007	MBL	Purchase of securities	$ 7.50	500	FP STP	500
6/2/2007	MBL	Purchase of securities	$ 7.38	1,500	FP STP	1,500
5/2/2007	MBL	Purchase of securities	$ 7.27	1,002	FP STP	1,002
5/2/2007	MBL	Purchase of securities	$ 7.27	891	FP STP	891
5/2/2007	MBL	Purchase of securities	$ 7.27	257	FP STP	257
5/2/2007	MBL	Purchase of securities	$ 7.26	1,800	FP STP	1,800
5/2/2007	MBL	Purchase of securities	$ 7.24	5,000	FP STP	5,000
5/2/2007	MBL	Purchase of securities	$ 7.22	179	FP STP	179
5/2/2007	MBL	Purchase of securities	$ 7.23	1,800	FP STP	1,800
5/2/2007	MBL	Purchase of securities	$ 7.23	1,000	FP STP	1,000
5/2/2007	MBL	Purchase of securities	$ 7.23	2,000	FP STP	2,000
5/2/2007	MBL	Purchase of securities	$ 7.25	67	FP STP	67
6/2/2007	MBL	Purchase of securities	$ 7.25	2,954	FP STP	2,954
5/2/2007	MBL	Purchase of securities	$ 7.22	2,000	FP STP	2,000
5/2/2007	MBL	Purchase of securities	$ 7.23	1,800	FP STP	1,800
1/2/2007	MBL	Purchase of securities	$ 7.36	600	FP STP	600
1/2/2007	MBL	Purchase of securities	$ 7.39	4,585	FP STP	4,585
1/2/2007	MBL	Purchase of securities	$ 7.39	114	FP STP	114
1/2/2007	MBL	Purchase of securities	$ 7.39	465	FP STP	465
1/2/2007	MBL	Purchase of securities	$ 7.39	854	FP STP	854
1/2/2007	MBL	Purchase of securities	$ 7.39	400	FP STP	400
1/2/2007	MBL	Purchase of securities	$ 7.39	41	FP STP	41
1/2/2007	MBL	Purchase of securities	$ 7.39	111	FP STP	111

1/2/2007	MBL	Purchase of securities	$ 7.39	83	FP STP	83
1/2/2007	MBL	Purchase of securities	$ 7.39	103	FP STP	103
1/2/2007	MBL	Purchase of securities	$ 7.39	244	FP STP	244
1/2/2007	MBL	Purchase of securities	$ 7.38	4,532	FP STP	4,532
1/2/2007	MBL	Purchase of securities	$ 7.38	468	FP STP	468
1/2/2007	MBL	Purchase of securities	$ 7.36	5,000	FP STP	5,000
1/2/2007	MBL	Purchase of securities	$ 7.36	12,817	FP STP	12,817
1/2/2007	MBL	Purchase of securities	$ 7.36	183	FP STP	183
31/1/2007	MBL	Purchase of securities	$ 7.34	1,500	FP STP	1,500
31/1/2007	MBL	Purchase of securities	$ 7.35	1,389	FP STP	1,389
31/1/2007	MBL	Purchase of securities	$ 7.35	95	FP STP	95
31/1/2007	MBL	Purchase of securities	$ 7.35	16	FP STP	15
30/1/2007	MBL	Purchase of securities	$ 7.14	9	FP STP	9
30/1/2007	MBL	Purchase of securities	$ 7.14	396	FP STP	396
30/1/2007	MBL	Purchase of securities	$ 7.14	7,864	FP STP	7,864
30/1/2007	MBL	Purchase of securities	$ 7.14	1,163	FP STP	1,163
30/1/2007	MBL	Purchase of securities	$ 7.14	500	FP STP	500
30/1/2007	MBL	Purchase of securities	$ 7.14	63	FP STP	63
30/1/2007	MBL	Purchase of securities	$ 7.14	5	FP STP	5
30/1/2007	MBL	Purchase of securities	$ 7.19	250	FP STP	250
29/1/2007	MBL	Purchase of securities	$ 7.09	700	FP STP	700
29/1/2007	MBL	Purchase of securities	$ 7.04	14,000	FP STP	14,000
29/1/2007	MBL	Purchase of securities	$ 7.07	10,000	FP STP	10,000
29/1/2007	MBL	Purchase of securities	$ 7.08	1,250	FP STP	1,250
29/1/2007	MBL	Purchase of securities	$ 7.08	1,000	FP STP	1,000
29/1/2007	MBL	Purchase of securities	$ 7.08	1,450	FP STP	1,450
29/1/2007	MBL	Purchase of securities	$ 7.12	100	FP STP	100
29/1/2007	MBL	Purchase of securities	$ 7.11	1,295	FP STP	1,295
29/1/2007	MBL	Purchase of securities	$ 7.18	2,150	FP STP	2,150
29/1/2007	MBL	Purchase of securities	$ 7.13	8,321	FP STP	8,321
29/1/2007	MBL	Purchase of securities	$ 7.13	768	FP STP	768
29/1/2007	MBL	Purchase of securities	$ 7.15	421	FP STP	421
29/1/2007	MBL	Purchase of securities	$ 7.15	3,061	FP STP	3,061
29/1/2007	MBL	Purchase of securities	$ 7.15	2,018	FP STP	2,018
25/1/2007	MBL	Purchase of securities	$ 7.17	253	FP STP	253
25/1/2007	MBL	Purchase of securities	$ 7.16	27	FP STP	27
25/1/2007	MBL	Purchase of securities	$ 7.17	477	FP STP	477
25/1/2007	MBL	Purchase of securities	$ 7.17	933	FP STP	933

25/1/2007	MBL	Purchase of securities	$ 7.17	382	FP STP	382
25/1/2007	MBL	Purchase of securities	$ 7.17	1,112	FP STP	1,112
25/1/2007	MBL	Purchase of securities	$ 7.17	2,096	FP STP	2,096
24/1/2007	MBL	Purchase of securities	$ 7.24	1,711	FP STP	1,711
24/1/2007	MBL	Purchase of securities	$ 7.24	289	FP STP	289
24/1/2007	MBL	Purchase of securities	$ 7.13	911	FP STP	911
24/1/2007	MBL	Purchase of securities	$ 7.17	2,000	FP STP	2,000
24/1/2007	MBL	Purchase of securities	$ 7.18	312	FP STP	312
24/1/2007	MBL	Purchase of securities	$ 7.18	688	FP STP	688
24/1/2007	MBL	Purchase of securities	$ 7.22	5,000	FP STP	5,000
24/1/2007	MBL	Purchase of securities	$ 7.24	14,000	FP STP	14,000
24/1/2007	MBL	Purchase of securities	$ 7.21	500	FP STP	500
24/1/2007	MBL	Purchase of securities	$ 7.26	2,000	FP STP	2,000
23/1/2007	MBL	Purchase of securities	$ 7.18	1,642	FP STP	1,642
23/1/2007	MBL	Purchase of securities	$ 7.18	1,058	FP STP	1,058
23/1/2007	MBL	Purchase of securities	$ 7.18	1,167	FP STP	1,167
23/1/2007	MBL	Purchase of securities	$ 7.18	109	FP STP	109
23/1/2007	MBL	Purchase of securities	$ 7.19	500	FP STP	500
23/1/2007	MBL	Purchase of securities	$ 7.18	119	FP STP	119
23/1/2007	MBL	Purchase of securities	$ 7.19	1,000	FP STP	1,000
23/1/2007	MBL	Purchase of securities	$ 7.18	1,299	FP STP	1,299
23/1/2007	MBL	Purchase of securities	$ 7.18	5,000	FP STP	5,000
23/1/2007	MBL	Purchase of securities	$ 7.18	3,701	FP STP	3,701
23/1/2007	MBL	Purchase of securities	$ 7.16	700	FP STP	700
23/1/2007	MBL	Purchase of securities	$ 7.15	280	FP STP	280
22/1/2007	MBL	Purchase of securities	$ 7.14	1,000	FP STP	1,000
22/1/2007	MBL	Purchase of securities	$ 7.10	1,000	FP STP	1,000
22/1/2007	MBL	Purchase of securities	$ 7.12	3,000	FP STP	3,000
18/1/2007	MBL	Purchase of securities	$ 6.95	1,000	FP STP	1,000
16/1/2007	MBL	Purchase of securities	$ 6.94	2,000	FP STP	2,000
16/1/2007	MBL	Purchase of securities	$ 6.95	1,000	FP STP	1,000
15/1/2007	MBL	Purchase of securities	$ 6.96	856	FP STP	856
15/1/2007	MBL	Purchase of securities	$ 6.96	3,444	FP STP	3,444
8/1/2007	MBL	Purchase of securities	$ 7.05	2,000	FP STP	2,000
5/1/2007	MBL	Purchase of securities	$ 7.19	1,428	FP STP	1,428
5/1/2007	MBL	Purchase of securities	$ 7.24	1,000	FP STP	1,000
5/1/2007	MBL	Purchase of securities	$ 7.23	713	FP STP	713
4/1/2007	MBL	Purchase of securities	$ 6.98	4,522	FP STP	4,522

4/1/2007	MBL	Purchase of securities	$ 6.98	2,478	FP STP	2,478
4/1/2007	MBL	Purchase of securities	$ 7.01	713	FP STP	713
4/1/2007	MBL	Purchase of securities	$ 7.00	1,428	FP STP	1,428
4/1/2007	MBL	Purchase of securities	$ 7.04	1,000	FP STP	1,000
3/1/2007	MBL	Purchase of securities	$ 7.18	1,000	FP STP	1,000
3/1/2007	MBL	Purchase of securities	$ 7.21	600	FP STP	600
2/1/2007	MBL	Purchase of securities	$ 7.52	269	FP STP	269
2/1/2007	MBL	Purchase of securities	$ 7.52	731	FP STP	731
27/12/2006	MBL	Purchase of securities	$ 7.25	904	FP STP	904
27/12/2006	MBL	Purchase of securities	$ 7.26	300	FP STP	300
27/12/2006	MBL	Purchase of securities	$ 7.25	1,063	FP STP	1,063
27/12/2006	MBL	Purchase of securities	$ 7.25	1,559	FP STP	1,559
27/12/2006	MBL	Purchase of securities	$ 7.25	1,428	FP STP	1,428
27/12/2006	MBL	Purchase of securities	$ 7.25	800	FP STP	800
27/12/2006	MBL	Purchase of securities	$ 7.25	696	FP STP	696
27/12/2006	MBL	Purchase of securities	$ 7.25	1,682	FP STP	1,682
27/12/2006	MBL	Purchase of securities	$ 7.26	1,568	FP STP	1,568
22/12/2006	MBL	Purchase of securities	$ 7.11	6,000	FP STP	6,000
21/12/2006	MBL	Purchase of securities	$ 7.10	1,000	FP STP	1,000
21/12/2006	MBL	Purchase of securities	$ 6.95	1,000	FP STP	1,000
20/12/2006	MBL	Purchase of securities	$ 7.09	1,000	FP STP	1,000
19/12/2006	MBL	Purchase of securities	$ 6.98	85	FP STP	85
19/12/2006	MBL	Purchase of securities	$ 6.98	483	FP STP	483
19/12/2006	MBL	Purchase of securities	$ 6.98	108	FP STP	108
19/12/2006	MBL	Purchase of securities	$ 6.98	324	FP STP	324
18/12/2006	MBL	Purchase of securities	$ 7.00	2,900	FP STP	2,900
18/12/2006	MBL	Purchase of securities	$ 6.97	410	FP STP	410
18/12/2006	MBL	Purchase of securities	$ 6.97	590	FP STP	590
15/12/2006	MBL	Purchase of securities	$ 6.87	1,000	FP STP	1,000
14/12/2006	MBL	Purchase of securities	$ 6.87	2,900	FP STP	2,900
12/12/2006	MBL	Purchase of securities	$ 6.75	521	FP STP	521
12/12/2006	MBL	Purchase of securities	$ 6.75	806	FP STP	806
12/12/2006	MBL	Purchase of securities	$ 6.75	173	FP STP	173
12/12/2006	MBL	Purchase of securities	$ 6.69	10,000	FP STP	10,000
11/12/2006	MBL	Purchase of securities	$ 6.75	3,000	FP STP	3,000
11/12/2006	MBL	Purchase of securities	$ 6.73	1,500	FP STP	1,500
7/12/2006	MBL	Purchase of securities	$ 6.65	6,000	FP STP	6,000
5/12/2006	MBL	Purchase of securities	$ 6.70	750	FP STP	750

5/12/2006	MBL	Purchase of securities	$ 6.71	750	FP STP	750
4/12/2006	MBL	Purchase of securities	$ 6.79	4,000	FP STP	4,000
4/12/2006	MBL	Purchase of securities	$ 6.80	3,500	FP STP	3,500
4/12/2006	MBL	Purchase of securities	$ 6.80	4,500	FP STP	4,500
4/12/2006	MBL	Purchase of securities	$ 6.80	2,000	FP STP	2,000
4/12/2006	MBL	Purchase of securities	$ 6.81	1,500	FP STP	1,500
28/11/2006	MBL	Purchase of securities	$ 7.03	3,000	FP STP	3,000
28/11/2006	MBL	Purchase of securities	$ 7.01	3,000	FP STP	3,000
28/11/2006	MBL	Purchase of securities	$ 6.96	4,000	FP STP	4,000
20/2/2007	MBL	Purchase of securities	$ 7.32	2,950	FP STP	2,950
11/1/2007	MBL	Purchase of securities	$ 6.99	1,106	FP STP	1,106
20/12/2006	MBL	Purchase of securities	$ 7.10	5,262	FP STP	5,262
20/12/2006	MBL	Purchase of securities	$ 7.10	3,738	FP STP	3,738
20/12/2006	MBL	Purchase of securities	$ 7.10	10,142	FP STP	10,142
20/12/2006	MBL	Purchase of securities	$ 7.05	2,712	FP STP	2,712
6/12/2006	MBL	Purchase of securities	$ 6.64	724	FP STP	724
6/12/2006	MBL	Purchase of securities	$ 6.65	2,000	FP STP	2,000
30/11/2006	MBL	Purchase of securities	$ 7.03	500	FP STP	500
23/03/2007	MBL	Purchase of Securities	$ 7.30	8,000,000	FP STP	8,000,000
24/03/2007	MBL	Purchase of Securities	$ 7.30	500,000	FP STP	500,000
26/11/06-26/03/07	MBL	Purchase an sale of derivatives	$0.71	14,400	Total sl sec equivalent resulting from purchase/sales of derivatives over the period	14,400

Macquarie Goodman

RECEIVED

2007 JUN -8 A 4:25

[illegible]

MACQUARIE

21 March 2007

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Macquarie Goodman Group ("MGQ")
Distribution for the Quarter ended 31 March 2007

In accordance with ASX Listing Rules 3.20 and 6.24, we advise as follows:

1. It is anticipated that MGQ's March 2007 distribution will be 7.875 cents per security. The rate of the distribution will be confirmed on the date the distribution is paid to Securityholders which is scheduled for the distribution payment date of Thursday, 3 May 2007.

2. The security register of MGQ will be closed at 5:00 pm on Friday, 30 March 2007 for the purpose of determining the entitlement to the distribution of income for the quarter ending 31 March 2007. Ex-distribution quotation will occur on Monday, 26 March 2007.

3. Registrable transfers received by 5:00 pm on Friday, 30 March 2007 if paper-based or by End of Day on that date if transmitted electronically, will be registered before entitlements to the distribution are determined. Registrable transfers will be accepted for registration at MGQ's Security Registrar, Computershare Investor Services Pty Limited, Level 5, 115 Grenfell Street, Adelaide, SA, 5000.

4. Securities under the Distribution Reinvestment Plan ("DRP") will be allotted based on the average of the daily volume weighted average price of all sales of MGQ ordinary securities recorded on the ASX for each of the first 10 ASX Trading Days following the ASX Trading Day after the record date in respect of the relevant distribution, less a discount of 2% ("Pricing Period"). The issue price will be confirmed as soon as practicable after the Pricing Period. The last date for receipt of DRP applications and notices of variation is the record date of Friday, 30 March 2007 for the forthcoming distribution.

Please do not hesitate to contact the undersigned if you require further information.

Yours faithfully

Carl Bicego
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

RECEIVED

2007 AUG -8 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MACQUARIE

7 March 2007

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP
DISPATCH OF HALF YEAR REVIEW TO SECURITYHOLDERS

We confirm that the attached Macquarie Goodman Group Half Year Review for the half year ended 31 December 2006 and accompanying covering letter were dispatched to Securityholders today.

Please do not hesitate to contact the undersigned if you have any queries.

Yours faithfully

Carl Bicego
Company Secretary

enc

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

7 March 2007

Dear Securityholder

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")
HALF YEAR REVIEW 31 DECEMBER 2006

It is a pleasure to enclose Macquarie Goodman's Half Year Review.

The Half Year Review includes extracts from the financial statements for your convenience. The Interim Financial Report dated 15 February 2007 was lodged with the Australian Stock Exchange and Australian Securities & Investments Commission and is available on our website at www.macquariegoodman.com. You should read the Interim Financial Report in its entirety. You may also wish to view our online property book, which provides a direct portfolio summary and portfolio statistics for the half year, at www.macquariegoodman.com/property.

Your group achieved a profit after tax of $302.7 million for the half year ended 31 December 2006. Operating income equated to $253.3 million, representing growth in earnings per security of 22%.

Assets under management increased by 17% to $33.3 billion since June 2006 and the development programme stood at $2.9 billion. Cornerstone investments increased by $0.6 billion with the major investments delivering a total return of 15.6%. These results are paving the way for a strong full year.

Importantly, Securityholders have been rewarded with a total return for the half year of 29.7% and a rolling 12 month return of 66.9%.

Should you have any questions relating to the Half Year Review, please call our dedicated information line on 1300 723 040 (within Australia) or +61 3 9415 4000 (outside Australia) or visit our website at www.macquariegoodman.com.

Yours faithfully

Gregory Goodman
GROUP CHIEF EXECUTIVE OFFICER

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE GOODMAN GROUP
HALF YEAR REVIEW 31 DECEMBER 2006

MACQUARIE

A MODEL BUSINESS


develop
manage
own

CONTENTS

22.0%
GROWTH IN EARNINGS

$302.7m
PROFIT AFTER TAX

29.7%
TOTAL RETURN TO SECURITYHOLDERS

15.75¢
DISTRIBUTION PER SECURITY

$33.3b
ASSETS UNDER MANAGEMENT

$0.8b
OF NEW DEVELOPMENTS COMPLETED

965
EMPLOYEES WORLDWIDE

OUR BUSINESS MODEL



Macquarie Goodman Group is an integrated property group that focuses on the ownership, management and development of industrial property and business space throughout Asia Pacific and Europe.

Securityholder Highlights

For the half year ended	31 Dec 2006	31 Dec 2005
Distribution per security (¢)	15.75	13.75
Operating earnings per security (¢)	15.75	12.92
Profit after tax ($M)	302.7	239.4
Weighted average number of securities (M)[1]	1,608	1,416
As at	**31 Dec 2006**	**30 Jun 2006**
Total assets ($B)	7.7	6.8
Total assets under management ($B)	33.3	28.5
Net tangible assets per security ($)	1.87	1.73
Gearing (%)	36.7	32.2
Market capitalisation ($B)	12.6	9.7
Security price ($)	7.60	6.00
Number of securities on issue (M)[1]	1,629	1,578
Number of Securityholders	22,631	22,766

[1] Net of treasury securities.

Group Chief Executive Officer's Report



Gregory Goodman | Group Chief Executive Officer

AN INTEGRATED MODEL



Interim profit and distributions have met our expectations while operationally our achievements have paved the way for a strong full year result. We have delivered profit after tax of $302.7 million, which includes operating income of $253.3 million equating to distributions of 15.75 cents per security.

Securityholders have been rewarded with a total return for the half year ended 31 December 2006 of 29.7% and a rolling 12 month return of 66.9%. At the end of the period, the security price closed at $7.60 and the market capitalisation was $12.6 billion.

The results generated from the integrated platform we have assembled in Europe have been very satisfying. Combined with the strength of our balance sheet, this platform has delivered a number of successful transactions during the period.

We facilitated the acquisition of a $1.5 billion portfolio of United Kingdom ("UK") business park properties via our UK business park fund and acquired a $0.5 billion portfolio of UK logistics and office park properties, which will help seed the planned UK logistics fund. We also launched a $1 billion European logistics fund consisting of assets primarily from our development programme.

Our direct portfolio in Australia performed well in a robust market achieving rental growth on new leases of 3.2%.

Cornerstone investments in our managed funds increased by $0.6 billion and produced an average total return of 15.6% and an income return of 6.6% on our major investments over the period.

Our level of gearing remained below the top end of the guided range of 40%. We expect that earnings from property investment, management services and development operations will be consistent with our desired ratios for the full year, with at least 80% anticipated to be derived from our recurring revenue streams.

EARNINGS BY BUSINESS SEGMENT[1]

PROPERTY INVESTMENT	57%
DEVELOPMENT	29%
MANAGEMENT SERVICES	14%

[1] Earnings before interest and tax



TOTAL PROPERTY INVESTMENTS

DIRECT AUSTRALIAN PORTFOLIO	$3.6B
CORNERSTONE INVESTMENTS	$1.3B
WAREHOUSED ASSETS	$0.6B



Group Operations

All divisions produced results consistent with our expectations and continued to complement each other. Our investment portfolio grew both in volume and return, our development programme continued to expand in conjunction with an increased return on capital and, finally, our funds management activities recognised strong growth in assets under management and income from management services.

At the same time, we positioned the business to deliver future growth. These growth initiatives included the acquisition of assets intended to seed future fund initiatives ("warehoused assets") and the movement of a greater proportion of our development programme into our managed funds, which delivers future fee income.

Property Investment

Overall, our property investments increased by $0.9 billion and now stand at $5.5 billion. Our Australian direct property portfolio stood at $3.6 billion, which decreased by $0.2 billion primarily as a result of the sale of non-core assets.

The direct portfolio continued to perform well in a robust market. The average time to maturity of leases remained high at 4.9 years while occupancy levels were sustained at an impressive 98%. The team also maintained a 77% customer retention rate and delivered 3.2% growth in rentals on new leases.

We increased our direct property exposure through our investment in warehoused assets valued at $0.6 billion. We should realise the long term benefits of our interests in these assets as they are placed into managed funds. We will further maintain a smaller relative exposure to these assets, augmented with fee income resulting in a higher return on capital.

Our cornerstone investments increased by $0.6 billion to $1.3 billion. These investments supplemented our direct investment income and maintained a high quality balance sheet and stability of income. Since June 2006, our primary investments have been in the Australian wholesale fund ($189 million), the UK business park fund ($117 million) and the European logistics fund ($107 million).

Approximately 90% of our cornerstone investments were in six of our major managed funds. They delivered an income yield of 6.6% and generally continued to outperform their relative benchmarks. This performance impacts positively on our own investment performance, our capacity to earn performance fees and our ongoing ability to grow the managed funds.

Management Services

The market for our management services remained strong and the solid performance of our managed funds assisted us in capitalising on this demand. A key measure of our ability to grow the management services income is through the increase in volume of assets under management, which grew by 17% to $33.3 billion over the period. Existing managed funds contributed 15% of that growth.



Reading International Business Park | United Kingdom



Astrid Logistics | Belgium





Leipzig Logistics I Germany



M7 Business Hub I Australia

The largest contributor was the UK business park fund as a result of its acquisition of a $1.5 billion portfolio of UK business park properties. This portfolio supplemented its existing $2.8 billion of assets, making it the market leader in its segment. Importantly, the acquisition also delivered a further $2.3 billion of developments to the fund to complete over the coming years, effectively doubling its development workbook.

As outlined last year, a major initiative for the period was the marketing and launch of a European logistics fund. We are pleased to report that this objective was achieved in December 2006. This fund has $1 billion of committed equity with 24% drawn initially to fund the seed portfolio. Over time, our acquisition and development capability will be used to effectively deploy the remaining equity capital and provide certainty and capacity for growth in the coming years. The seed portfolio was derived primarily from our European logistics development programme.

Over the next year, a number of major fund initiatives are planned. One of the largest will be the proposed UK logistics fund. We are currently accumulating a seed portfolio on balance sheet and expect to be in a position to launch the new fund within that period.

The financial performance of our management services operation was enhanced by the growth not only in revenue but also in operating margin.

Development

The volume of active development work stood at $2.9 billion at the end of the period, with 64% of the activity being conducted in our managed funds. We completed $0.8 billion of new developments and obtained new commitments valued at $0.8 billion. The managed funds will benefit from this activity as it is an efficient and cost effective source of high quality investment property.

Our development operations represented a high proportion of total earnings this period due to profit realised on the launch of the European logistics fund.

Development earnings are expected to be around 15% to 20% of total earnings for the full year.

One of the vital roles of our development team is to support our management services business and underpin its future growth. Going forward, our objective is to efficiently allocate capital to this business by allowing third party sources to provide part of the funding.

In doing this we reduce risk by converting the revenue into fee arrangements and concurrently optimising our return on capital. This is evidenced by the increasing volume of activity undertaken in the managed funds. As funds grow and mature, they are better placed to undertake this process and enhance returns without significantly changing their risk profiles.

The development programme remains an alternative source of investment opportunity for both the group and the managed funds platform. Importantly, it is a key component of our Customer Service Model with our ability to meet the changing needs of customers and service their future space requirements.

With demand remaining healthy and our extensive capabilities, we are in a strong position to continue to generate substantial output from our development programme.

Capital Management

We continued to meet our objective of managing our capital in an efficient and cost effective manner. We invested in our managed funds and development programme in addition to acquiring assets for new managed funds. These activities were financed with debt, the recycling of assets into our managed funds, on market asset sales and equity contributions in the form of the Distribution Reinvestment Plan.

As a result, we maintained a conservative gearing level of 36.7% enabling us to continue to finance ongoing capital initiatives.

Where we have invested capital overseas or employed debt we have adhered to stringent hedging policies to mitigate cash flow and balance sheet risks.

Benefits of Integration
The integration of our property investment, management services, development and capital management operations strengthened the investment prospects for our managed funds and improved our capacity to earn fees.

At the same time, our customers were rewarded with access to a qualified, large scale manager with the ability to deliver new development properties as well as efficiently manage existing premises.

Rebranding
Our rebranding project is progressing well with the primary objective to rebrand and integrate four brands comprising Macquarie Goodman, Arlington, Eurinpro and Akeler into one, united global brand.

Outlook
The employment of our Integrated Customer Service Model and efficient capital management continues to maximise returns and minimise risks. The combination of robust markets and our strong business platform suggests that our operational and financial objectives will be met or exceeded.

The organic growth of our Asian operations is progressing with an increased commitment to China and more recently to Japan. We have positioned our European platform to grow through potential acquisitions and our development programme. In Australasia, we will capitalise on our strong market position to optimise our margins and returns.

Ultimately, we see the opportunity to replicate our Customer Service Model across all regions as a powerful base to grow earnings and returns to Securityholders as well as deliver high levels of service to our customers.



Gregory Goodman
Group Chief Executive Officer

TOTAL ASSETS UNDER MANAGEMENT

CHINA/HONG KONG	$1.0B
NEW ZEALAND	$1.1B
SINGAPORE	$2.5B
AUSTRALIA	$5.6B
EUROPE	$23.1B



COMPLETED DEVELOPMENTS (NET LETTABLE AREA)


800 SQM (000)
700
600
500
400
300
200
100
0
2003
2004
2005
2006
2007(1)
30 JUNE

(1) Half year ended 31 December 2006.



OUR GLOBAL MODEL


CUSTOMER SERVICE MODEL
own
develop
manage

Own
We are long-term owners of industrial property and business space. This means that customers are assured of an ongoing relationship with us.

Develop
We have a significant development programme encompassing sites throughout Asia Pacific and Europe. Our projects are purpose-built to meet the growing needs of our customers as well as our managed funds.

Manage
We do not outsource the management of our properties. We are diligent in meeting the operational needs of our customers and maintain our assets to the highest standard. Due to our attention to detail and dedicated service, we achieve high occupancy rates and customer loyalty.

Regional View

Europe

$23.1b
assets under management



LEGEND
- Our Offices
- New Offices
- Representative Offices (New York office not shown)

1 Glasgow
2 Reading
3 London
4 Amsterdam
5 Eindhoven
6 Brussels
7 Paris
8 Luxembourg
9 Langenfeld
10 Hamburg
11 Munich
12 Warsaw
13 Milan
14 Barcelona
15 Madrid
16 Hong Kong
17 Shanghai
18 Tokyo
19 Singapore
20 Brisbane
21 Sydney
22 Melbourne
23 Adelaide
24 Auckland
25 Christchurch[1]

[1] Opened January 2007

	AUSTRALIA	NEW ZEALAND	SINGAPORE[1]	CHINA/ HONG KONG[2]	EUROPE	TOTAL
PEOPLE	269	51	27	214	404	965[3]
TOTAL ASSETS UNDER MANAGEMENT ($B)	5.6	1.1	2.5	1.0	23.1	33.3
BUSINESS SPACE UNDER MANAGEMENT ($B)	5.6	1.1	2.5	1.0	12.4	22.6
BUSINESS SPACE PROPERTIES UNDER MANAGEMENT	145	26	69	11	292	543
CUSTOMERS	548	185	761	197	904	2,517[4]
ACTIVE DEVELOPMENTS ($M)	965	204	122	40	1,544	2,875

(1) Joint venture with Ascendas Land (Singapore) Pte Limited.
(2) Joint venture with Macquarie Bank Limited.
(3) Includes employees from representative offices in Japan (three people) and United States of America (one person).
(4) Eliminates duplication of customers across regions and managed funds.


18
17
China/Hong Kong
$1.0b
assets under management[2]
Singapore
19
$2.5b
assets under management[1]
New Zealand
$1.1b
assets under management
20
21
24
25
Australia
$5.6b
assets under management

Extracts from Financial Statements

Extracts from the financial statements have been provided for your convenience. The Interim Financial Report dated 15 February 2007 was lodged with the Australian Stock Exchange and Australian Securities & Investments Commission and is available on our website at www.macquariegoodman.com. You should read the financial statements and accompanying notes in their entirety.

Interim Income Statement

	Consolidated	
For the half year ended	31 Dec 2006 $M	31 Dec 2005 $M
Revenue and Other Income		
Gross property income	200.2	224.0
Net gains from fair value adjustments on investment properties:		
– Realised during the half year	–	18.3
– Unrealised during the half year	31.1	55.6
Net gain on disposal of investment properties	20.2	5.1
Net gain on disposal of controlled entities	79.8	–
Share of net results of equity accounted investments	31.6	11.9
Net gain on disposal of equity investments	–	4.2
Funds management	55.8	3.3
Property services	9.1	1.0
Development management	170.5	3.0
Distributions from investments	10.8	3.9
Total revenue and other income	**609.1**	**330.3**
Expenses		
Property expenses	(33.6)	(36.3)
Development expenses	(144.3)	–
Employee expenses	(36.2)	(6.1)
Administrative and other expenses	(25.3)	(2.7)
Total expenses	**(239.4)**	**(45.1)**
Financing Costs		
Financial income	2.6	1.2
Financial expenses	(53.6)	(43.2)
Net financing costs	**(51.0)**	**(42.0)**
Profit before income tax	**318.7**	**243.2**
Income tax expense	(16.0)	(3.8)
Profit for the half year	**302.7**	**239.4**
(Loss)/profit attributable to Shareholders	(1.7)	16.4
Profit attributable to Unitholders	304.2	223.5
Profit attributable to Securityholders	**302.5**	**239.9**
Amount attributable to other minority interests	0.2	(0.5)
Profit for the half year	**302.7**	**239.4**
Basic earnings per Company share (¢)	–	1.2
Diluted earnings per Company share (¢)	–	1.1

Interim Balance Sheet

	Consolidated	
As at	31 Dec 2006 $M	30 Jun 2006 $M
Current Assets		
Cash assets	43.9	23.3
Receivables	283.9	306.0
Inventories	5.1	241.4
Current tax receivables	–	1.1
Other assets	17.9	47.1
Total current assets	**350.8**	**618.9**
Non-current Assets		
Receivables	2.4	9.7
Investment properties	4,777.3	4,190.0
Inventories	30.2	19.0
Investments accounted for using the equity method	912.3	475.2
Deferred tax assets	1.5	11.4
Other financial assets	420.2	231.2
Property, plant and equipment	13.0	12.2
Intangible assets	1,237.4	1,185.6
Total non-current assets	**7,394.3**	**6,134.3**
Total assets	**7,745.1**	**6,753.2**
Current Liabilities		
Payables	198.8	247.8
Interest bearing liabilities	1,521.3	1,192.4
Provisions	138.8	113.1
Total current liabilities	**1,858.9**	**1,553.3**
Non-current Liabilities		
Payables	195.8	204.0
Interest bearing liabilities	1,317.8	979.9
Deferred tax liabilities	36.8	24.7
Provisions	22.8	20.0
Total non-current liabilities	**1,573.2**	**1,228.6**
Total liabilities	**3,432.1**	**2,781.9**
Net assets	**4,313.0**	**3,971.3**
Equity Attributable to Shareholders		
Issued capital	50.7	52.7
Reserves	103.9	58.7
Accumulated losses	(56.9)	(63.3)
Total equity attributable to Shareholders	**97.7**	**48.1**
Minority Interests		
Equity Attributable to Unitholders		
Issued capital	3,981.9	3,728.9
Reserves	155.5	109.8
Retained earnings	54.6	63.3
Total equity attributable to Unitholders	**4,192.0**	**3,902.0**
Other minority interests	23.3	21.2
Total equity	**4,313.0**	**3,971.3**

Financial Statements (cont)

Interim Cash Flow Statement

For the half year ended	Consolidated 31 Dec 2006 $M	Consolidated 31 Dec 2005 $M
Cash Flows from Operating Activities		
Property income received	218.5	212.4
Other cash receipts from services provided	262.4	7.7
Property expenses paid	(66.1)	(44.1)
Other cash payments in the course of operations	(228.9)	(8.8)
Distributions and dividends received	31.9	7.8
Interest received	2.2	1.2
Finance costs paid	(33.2)	(40.4)
Income taxes paid (net of refunds)	(12.9)	(2.3)
Net cash provided by operating activities	**173.9**	**133.5**
Cash Flows from Investing Activities		
Proceeds from deferred settlement and sale of investment properties	398.1	76.1
Acquisition of controlled entities (net of cash acquired)	(341.1)	–
Proceeds from sale of equity investments (net of cash disposed)	145.6	880.5
Payments for equity investments	(565.8)	(381.9)
Payments for investment properties and developments	(512.5)	(788.0)
Payments for property, plant and equipment	(0.8)	(1.5)
Net cash used in investing activities	**(876.5)**	**(214.8)**
Cash Flows from Financing Activities		
Proceeds from issue of securities	212.5	0.7
Transaction costs from issue of securities	–	(0.7)
Loans from/(to) related entities	24.4	(16.4)
Proceeds from borrowings	2,539.6	1,226.2
Repayment of borrowings	(1,818.3)	(1,030.2)
Distributions and dividends paid	(235.0)	(52.8)
Net cash provided by financing activities	**723.2**	**126.8**
Net increase in cash held	20.6	45.5
Cash at the beginning of the half year	23.3	7.2
Cash at the end of the half year	**43.9**	**52.7**

Other Managed Funds

Listed Property Trusts

Macquarie Goodman Property Trust[1]

Sector	Industrial
Number of properties	25
Total assets	$0.9 billion
Unit price	NZ$1.27
Yield	8.03%
NZX code	MGP

[1] Listed on New Zealand Exchange and based on results for the half year ended 30 September 2006.

Ascendas Real Estate Investment Trust[2]

Sector	Business/Industrial/Logistics
Number of properties	68
Total assets	$2.5 billion
Unit price	S$2.67
Yield	4.8%
SGX code	Ascendasreit

[2] Listed on Singapore Exchange and managed by Ascendas-MGM Funds Management Limited, which is a 60/40 joint venture between Ascendas Land (Singapore) Pte Ltd and Macquarie Goodman Group.

Unlisted Property Funds

Macquarie Goodman Wholesale Fund – Australia

Sector	Industrial
Number of properties	62
Total assets	$1.7 billion

Macquarie Goodman Hong Kong Wholesale Fund – Hong Kong

Sector	Industrial
Number of properties	10
Total assets	$1.0 billion

Arlington Business Parks Partnership

Sector	Business Parks
Number of properties	27
Total assets	$4.3 billion

Arlington European Logistics Fund

Sector	Industrial
Number of properties	12
Total assets	$0.5 billion

Other European Funds

Number of funds	34
Number of properties	237
Business space under management	$7.1 billion
Total assets under management	$17.7 billion

For more information on Macquarie Goodman Group's products, please visit www.macquariegoodman.com, call 1300 791 100 or email us at info@macquariegoodman.com.au. For Ascendas Real Estate Investment Trust, please visit www.areit.com or for Arlington Funds, please visit www.arlington.com.

Investor Relations

Access your Details 24 Hours a Day

By registering via the Investor Centre section of our website, you can efficiently manage your securityholding online 24 hours a day. Features of the online service are:

→ view your holding and make amendments such as changing your address;

→ view your payment and distribution history;

→ download forms; and

→ access your annual tax statement.

Registration is free – all you need is your Holder Identification Number or Securityholder Reference Number, which you will find on your holding statement.

eTree

By registering your email address with eTree, you can receive communications electronically, which creates a positive environmental impact and reduces printing and mailing costs.

Macquarie Goodman Group donates $2 to Landcare Australia for each Securityholder that registers for eTree, which helps support reforestation projects in your state or territory.

To date, donations made to Landcare Australia by Macquarie Goodman Group have resulted in the planting of 11,762 trees.

Online Property Book

You will find our online property book at www.macquariegoodman.com/property.

It provides a direct portfolio summary and portfolio statistics as at 31 December 2006.

Taxation

Annual tax statements confirming distributions paid and final taxable components for the year ending 30 June 2007 will be forwarded to Securityholders in August 2007.

It is important to retain the information you receive in relation to your securityholding, such as annual tax statements, as a cost will be charged to Securityholders for the provision of certain replacement information.



Corporate Directory

Macquarie Goodman Group

Macquarie Goodman Management Limited
ABN 69 000 123 071

Macquarie Goodman Industrial Trust
ARSN 091 213 839

Responsible Entity
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Offices

Registered Office
Level 10
60 Castlereagh Street
Sydney NSW 2000
Australia

GPO Box 4703
Sydney NSW 2001

Telephone 1300 791 100 (within Australia)
+61 2 9230 7400 (outside Australia)
Facsimile +61 2 9230 7444
Email info@macquariegoodman.com.au
Website www.macquariegoodman.com

Other Offices
→ Belgium → China/Hong Kong → France → Germany → Italy → Luxembourg → Netherlands → New Zealand → Poland → Singapore → Spain → United Kingdom

Representative Offices
→ Japan → United States of America

Directors

Mr David Clarke, AO (Chairman)
Dr David Teplitzky (Independent Deputy Chairman)
Mr Gregory Goodman (Group Chief Executive Officer)
Mr Ian Ferrier, AM (Independent Director)
Mr Patrick Goodman (Non-Executive Director)
Mr John Harkness (Independent Director)
Mr James Hodgkinson (Non-Executive Director)
Ms Anne Keating (Independent Director)
Mr James Sloman, OAM (Independent Director)
Mr Stephen Girdis (Alternate Director to Messrs David Clarke and James Hodgkinson)

Company Secretary

Mr Carl Bicego

Security Registrar

Computershare Investor Services Pty Limited
Level 5
115 Grenfell Street
Adelaide SA 5000
Australia

GPO Box 1903
Adelaide SA 5001

Telephone 1300 723 040 (within Australia)
+61 3 9415 4000 (outside Australia)
Facsimile +61 8 8236 2305
Email web.queries@computershare.com.au
Website www.computershare.com

Custodians

Trust Company Limited
35 Clarence Street
Sydney NSW 2000
Australia

Perpetual Trustee Company Limited
123 Pitt Street
Sydney NSW 2000
Australia

Auditor

KPMG
10 Shelley Street
Sydney NSW 2000
Australia

ASX Code

MGQ

Macquarie Goodman

MACQUARIE GOODMAN GROUP HALF YEAR REVIEW 2006

www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

5 March 2007

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")
OFFER OF OPTIONS

We wish to advise of an offer of securities pursuant to Listing Rule 3.10.3 and note the following:

1. Class of Securities

Options to overseas staff pursuant to an Executive Option Plan approved by Securityholders on 16 November 2006 as amended.

2. Number of Securities

The offer is in respect of 27,097,500 options and their issue is subject to acceptance.

3. Principal terms of the Security Offers

(a) The principal terms of the options offer are:

- The exercise price of $7.23 is the volume weighted average market price of Macquarie Goodman stapled securities in the 10 trading days immediately prior to the date of the offer on 5 March 2007.

- The options may only be exercised if Macquarie Goodman achieves return on equity targets on average greater than 12% per annum over the period to vesting. Further, the employee must generally be an employee of Macquarie Goodman at the time of the exercise.

- If the above hurdle has been met then the options are exercisable in three equal tranches as follows:

First Exercise Date	Last Exercise Date
1 January 2010	31 December 2012
1 January 2011	31 December 2012
1 January 2012	31 December 2012

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

4. **Issue Price**

Nil on issue of options.

5. **Purpose of the Issue**

Remuneration of overseas staff.

6. **Security Holder Approval**

Securityholder approval for the issue of options is not required.

Please do not hesitate to contact the undersigned if you have any queries.

Yours faithfully

Carl Bicego
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

RECEIVED

2007 AUG -8 A 4:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MACQUARIE

5 March 2007

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP – APPENDIX 3B / PROSPECTUS & PDS - OFFER OF ESAP SECURITIES

Attached is an Appendix 3B and PDS & Prospectus dated 5 March 2007 in relation to the offer of 16,863,000 Securities to employees in Australia under the Employee Securities Acquisition Plan approved by MGM shareholders on 25 January 2005. The offer includes an offer of 2,000,000 Securities to Mr Gregory Goodman, conditional on Securityholder approval at the next available meeting of Securityholders.

An offer of 27,097,500 options over Securities is being made on similar commercial terms to overseas employees as separately announced.

Please contact the undersigned in relation to any queries.

Yours faithfully

Carl Bicego

Carl Bicego
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Goodman Group

ACN

Macquarie Goodman Management Limited ACN 000 123 071
Macquarie Goodman Industrial Trust ARSN 091 213 839

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to 16,863,000 of which 2,000,000 is conditional on Securityholder approval
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary stapled securities offered under the Employee Security Acquisition Plan. The ESAP securities are in three equal tranches and are restricted subject to the satisfaction of an average 12% per annum Return on Equity test over approximately 3,4 or 5 years as well as continued employment.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The securities will rank equally with the existing ordinary securities of Macquarie Goodman Group (MGQ).
5	Issue price or consideration	$7.23 per stapled security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	16,863,000 ordinary MGQ stapled securities to be issued under the Employee Securities Acquisition Plan approved on 25 January 2005 for the purpose of employee remuneration.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Expected to be on or about 6 April 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	Up to 1,687,323,867 (including 2,000,000 stapled securities subject to securityholder approval)	Ordinary Stapled Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	35,276,114 (excluding 27,097,500 offered today and subject to acceptance)	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Refer to section 4 above

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 March 2007
(Company Secretary)

Print name: Carl Bicego

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Goodman

MACQUARIE GOODMAN GROUP
PROSPECTUS AND PRODUCT DISCLOSURE STATEMENT
MARCH 2007

MACQUARIE

Employee Securities Acquisition Plan and Executive Option Plan



Issuers:
Macquarie Goodman Management Limited (ABN 69 000 123 071)
Macquarie Goodman Funds Management Limited (ABN 48 067 796 641; AFSL Number 223621)
as the responsible entity of Macquarie Goodman Industrial Trust (ARSN 091 213 839)

This is an important document and requires your immediate attention. You should read it in its entirety. If you are in doubt as to what you should do, you should consult your broker or financial or other professional adviser.

Applicants should read this Prospectus and Product Disclosure Statement in its entirety before deciding to participate in the Employee Offer.

Important notices

(a) Offer Document
This Prospectus and Product Disclosure Statement (the **Offer Document**) is dated 5 March 2007. A copy of this Offer Document was lodged with ASIC on 5 March 2007. Neither ASIC nor ASX take any responsibility for the contents of this Offer Document.

No securities will be allotted or issued on the basis of this Offer Document later than 13 months after the date of this Offer Document. Where necessary during that period a supplementary prospectus and product disclosure statement may be issued.

The distribution of this Offer Document is limited to Australia. Securities and Options offered by this Offer Document are not offered in any other place. This Offer Document does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States unless they are registered under the US Securities Act of 1933 or an exemption from registration is available.

The Employee Offer constituted by this Offer Document in electronic form is available only to persons receiving this Offer Document in electronic form in Australia. If you receive this Offer Document electronically, a paper copy may be obtained free of charge by contacting the Manager Global Long Term Incentives on (02) 9230 7400.

(b) Eligibility
The Employee Offer is only open to those persons who have been invited to apply by the Board as set out in the personalised Application Form accompanying this Offer Document (***Participants***). Securities and Options to which this Offer Document relates will only be issued on receipt of a duly completed Application Form attached to or accompanying this Offer Document. If you require a new copy of your personalised Application Form, contact the Manager Global Long Term Incentives on (02) 9230 7400.

(c) No Investment Advice
This Offer Document contains general advice only. This Offer Document has been prepared without taking account of your objectives, financial situations or needs. In determining whether you will accept the Employee Offer you should consider seeking professional financial advice from an independent person who is licensed by ASIC to give you financial advice.

No person is authorised to give any information or to make any representation in connection with the Employee Offer which is not contained in this Offer Document. Any information or representation not contained in this Offer Document may not be relied upon as having been authorised by the Macquarie Goodman Group (***MGQ***) in connection with the Employee Offer.

(d) Defined terms
Capitalised terms used in this Offer Document are defined in section 10 of this Offer Document.

(e) Privacy
MGQ may collect personal information about Participants. Such information may include the name, contact details and security holdings of Participants for the purposes of managing the Plans and the interest of those holders in the Plans. Personal information of the type described above may be disclosed to the Security Registrar, Plan Manager, print and mail service providers, authorised securities brokers and MGQ. Participants have certain rights to access personal information that has been collected. Participants should contact the Security Registrar in the first instance if they wish to access their personal information.

The Corporations Act requires collection of the information requested in the Application Form. MGQ may not be able to process the Application Form if Participants do not provide the required information.

Further information about MGQ's privacy practices can be obtained from its website or by calling the Compliance Officer on (02) 9230 7400.

Table of Contents

How to apply

Participants wishing to participate in the Employee Offer must:

(a) complete and sign the personalised Application Form accompanying this Offer Document; and

(b) deliver their completed Application Form to the attention of the Manager Global Long Term Incentives, either by mail or courier to Level 10, 60 Castlereagh Street, Sydney NSW 2000 or by MGQ's internal mail or by delivery in person, so as to be received no later than 5.00pm Sydney time on or prior to the closing date specified in the Application Form.

Late applications may not be accepted.

1. Overview of the Employee Offer

This Offer Document sets out the terms and conditions of the Employee Offer under the Macquarie Goodman Employee Securities Acquisition Plan (the ***Securities Plan***) and the Executive Option Plan (the ***Option Plan***). It is to be read subject to the formal Rules which govern the Securities Plan and the Option Plan (the ***Plans***), which are summarised in the following pages. ***Please carefully read this Offer Document before proceeding to apply for Securities or Options.***

The Employee Offer is only open to those persons who have been invited by the Board to apply, as set out in the personalised Application Form attached to or accompanying this Offer Document.

1.1 Purpose of the Employee Offer
The object of the Plans is to assist in the recruitment, reward, retention and motivation of employees of the Macquarie Goodman Group (***MGQ***). The Plans are governed by the Rules, which are summarised in the following sections.
A full copy of the Rules is available by accessing the Staff Intranet or by contacting the Manager Global Long Term Incentives.

Under this Offer Document MGQ proposes to issue Securities pursuant to the Securities Plan and may issue Options pursuant to the Option Plan.

1.2 Securities Plan Employee Offer
The Board may in its discretion invite Employees to participate in the Securities Plan. Employees may voluntarily accept the offer to acquire the number of Securities which is set out in the enclosed personalised Application Form. The acquisition price for the Securities will be set out in the personalised Application Form and unless otherwise stated is equal to the weighted average price per Security for sales on the ASX (excluding any special crossings) for the period of 10 ASX Trading Days immediately prior to the date of the relevant offer. It will also be announced to the ASX on or about the date of such offer.

By accepting the offer in the Application Form, Employees will also apply for a loan from MGQ to fund the acquisition price of the Securities (***Plan Securities***). Unless waived, the loan must be repaid by the Loan Repayment Date as specified in the personalised Application Form. This loan is a limited recourse loan to the value of the Securities.

Except where the Board determines otherwise, such as in the circumstances set out in section 2.9, all Cash Distributions on the Plan Securities will be applied first to the repayment of interest on the loan and then to repayment of the principal amount outstanding.

Plan Securities will be subject to transfer restrictions under the Securities Plan prior to satisfaction of restrictions (refer to section 1.3) and while any loan is outstanding and will be subject to a Holding Lock. All Employees are also subject to the Securities Trading Policy (refer to section 1.7).

This Offer Document is to be read subject to the Securities Plan Rules which govern the Securities Plan. Refer to section 2 for a general description of the Securities Plan.

1.3 Securities Plan conditions
Any Restriction Period or Restriction Condition set out in the personalised Application Form will apply to Securities acquired under the Securities Plan. The Board currently applies the following restrictions which must be satisfied before Securities (which are offered in three tranches) become unrestricted and vest:

(a) a Restriction Period of approximately three, four or five years after the offer date during which the Securities Plan Participant must remain an Employee for the relevant period of approximately three, four or five years (except in the relevant circumstances described in sections 2.11 and 2.12); and

(b) a Restriction Condition (that is "performance hurdle") that for the period ending immediately prior to the Restriction Period, MGQ must achieve an average Return on Equity of greater than 12% per annum over that relevant period.

1. Overview of the Employee Offer (cont)

For example, in respect of the Employee Offer to be made on or about the date of this Offer Document, the following vesting dates will apply:

Tranche	Proportion of Securities	Restriction Condition	Restriction Period	Loan Repayment Date*
Tranche 1	33.33%	12% ROE p.a. between 1 January 07 and 31 December 2009	1 January 2010 (First Vesting Date)	31 December 2012
Tranche 2	33.33%	12% ROE p.a. between 1 January 07 and 31 December 2010	1 January 2011 (Second Vesting Date)	31 December 2012
Tranche 3	33.33%	12% ROE p.a. between 1 January 07 and 31 December 2011	1 January 2012 (Last Vesting Date)	31 December 2012

* Subject to the terms applying to the loan.

If the Restriction Condition in relation to Return on Equity is not achieved for Tranche 1 on its First Vesting Date (i.e. 1 January 2010) that tranche will not vest at that time. However, if the Return on Equity performance hurdle is achieved on the Second Vesting Date (i.e. 1 January 2011) and the Securities Plan Participant remains an Employee at that time, the Securities in both Tranche 1 and Tranche 2 will vest at that time.

If the Return on Equity performance hurdle is also not achieved on the Second Vesting Date (i.e. 1 January 2011) then Tranche 2 will also not vest at that time. If the Return on Equity performance hurdle is achieved on the Last Vesting Date (i.e. 1 January 2012) and the Securities Plan Participant remains an Employee at that time, the Securities in Tranche 1, Tranche 2 and Tranche 3 will all vest at that time.

Any Securities that have not previously vested or do not vest when the Restriction Condition for Tranche 3 is first able to be determined will not vest.

The Return on Equity for a vesting date will be determined based on the statutory accounts lodged with ASIC and the ASX after the relevant vesting date and covering the relevant prior period.

A Securities Plan Participant may not sell or transfer Securities acquired under the Securities Plan unless and until each Restriction Condition and Restriction Period is satisfied (subject to the Securities Plan Rules) and the loan has been repaid. Prior to that time the Securities will be subject to a Holding Lock.

See further section 2.7.

1.4 Option Plan Employee Offer

The Federal Government announced in its 2006/2007 Federal Budget measures to broaden the application of the employee share scheme provisions contained in the Tax Act to include stapled securities. At the time of this Offer Document, the Federal Government has not enacted those proposed measures.

For Australian resident Employees, MGQ will continue to offer Securities under the Securities Plan (instead of Options under the Option Plan) until the legislation contemplated above is enacted. Once that legislation is enacted, MGQ may offer Options under the Option Plan in future offers to Australian resident Employees, including pursuant to this Offer Document.

The Board may in its discretion offer Eligible Employees the opportunity to participate in the Option Plan to acquire that number of Options which is set out in a personalised Application Form. No consideration is payable for the grant of the Options. Exercise of any Options is conditional upon satisfaction of the Performance Hurdles established by the Board and compliance with the Securities Trading Policy (refer to section 1.7), at which time the Optionholder must pay the specified Exercise Price in order to be issued a Security. The Exercise Price for the Options will be set out in the personalised Application Form and unless otherwise stated is equal to the weighted average price per Security for sales on the ASX (excluding any special crossings) for the period of 10 ASX Trading Days immediately prior to the date of the relevant offer. It will also be announced to the ASX on or about the date of such offer.

This Offer Document is to be read subject to the Option Plan Rules which govern the Option Plan. Refer to section 3 for a general description of the Option Plan.

1.5 Option Plan conditions

Any restrictions set out in the personalised Application Form will apply to Options acquired under the Option Plan. The Board currently applies the following exercise restrictions which must be satisfied before the Options (which are granted in three tranches) vest and become exercisable:

(a) that the Option Plan Participant remains an Employee on the First Exercise Date in respect of each tranche (being a date approximately three, four or five years after the offer date) (as further described in sections 3.10 and 3.11); and

(b) a Performance Hurdle that for the period up to the relevant First Exercise Date, MGQ must achieve an average Return on Equity of greater than 12% per annum.

For example, in respect of the Foreign Offer to be made on or about the date of this Offer Document, the following will apply:

Tranche	Proportion of Options	Performance Hurdle	First Exercise Date	Last Exercise Date
Tranche 1	33.33%	12% ROE p.a. between 1 January 07 and 31 December 2009	1 January 2010	31 December 2012
Tranche 2	33.33%	12% ROE p.a. between 1 January 07 and 31 December 2010	1 January 2011	31 December 2012
Tranche 3	33.33%	12% ROE p.a. between 1 January 07 and 31 December 2011	1 January 2012	31 December 2012

If the Performance Hurdle is not achieved for Tranche 1 on its First Exercise Date (i.e. 1 January 2010) that tranche will not vest at that time. However, if the Performance Hurdle is achieved on the First Exercise Date for Tranche 2 (i.e. 1 January 2011) and the Option Plan Participant remains an Employee at that time, the Options in both Tranche 1 and Tranche 2 will vest at that time.

If the Performance Hurdle is also not achieved on the First Exercise Date for Tranche 2 (i.e. 1 January 2011) then Tranche 1 and Tranche 2 will also not vest at that time. If the Performance Hurdle is achieved on the First Exercise Date for Tranche 3 (i.e. 1 January 2012) and the Option Plan Participant remains an Employee at that time, the Options in Tranche 1, Tranche 2 and Tranche 3 will all vest at that time.

Any Options that have not already vested or do not vest when the Performance Hurdle for Tranche 3 is first able to be determined will lapse. The Performance Hurdle for a tranche will be determined based on the statutory accounts lodged with ASIC and the ASX after the relevant Exercise Date and covering the relevant prior period.

See further sections 3.7(a) and 3.10.

1.6 Termination of employment

A summary of the consequences under the Securities Plan and the Option Plan where an Employee ceases to be employed by MGQ is set out below. To the extent of any inconsistency, the Securities Plan Rules or the Option Plan Rules (as the case may be) prevail.

1. Overview of the Employee Offer (cont)

Termination event	Securities Plan consequence	Option Plan consequence
Dismissal for cause	Securities are forfeited and transferred to the Plan Manager and the loan becomes immediately due and repayable. The Securities Plan Participant directs that payment for the Securities by the Plan Manager is paid to MGQ in full discharge of the loan. See further sections 2.10 and 2.13.	Options lapse on the day the Board notifies the Optionholder that the Optionholder has committed a fraud or other serious act of misconduct. See further sections 3.10 and 3.13.
Resignation (i.e. voluntary) prior to vesting	Securities are forfeited and transferred to the Plan Manager and the loan becomes immediately due and repayable. The Securities Plan Participant directs that payment for the Securities by the Plan Manager is paid to MGQ in full discharge of the loan. See further sections 2.10 and 2.13.	Options lapse on the day one month after the Optionholder ceases to be an Employee (and vesting will not occur). See further sections 3.10 and 3.12.
Resignation (i.e. voluntary) after vesting	The loan must be repaid by the date one month after the Resignation. If the loan is not repaid by that date, MGQ will authorise the Plan Manager to sell the Securities. The proceeds of sale will be applied first to repay amounts outstanding under the loan. The balance of the sale proceeds (if any) will be paid to the former Employee. See further sections 2.10 and 2.12.	Options lapse on the day one month after the Optionholder ceases to be an Employee. See further sections 3.10 and 3.12.
Special Circumstance (includes Retirement, Redundancy, death and Permanent Disablement)	The loan must be repaid by the date six months after a Special Circumstance occurs. If the loan is not repaid by that date, MGQ will authorise the Plan Manager to sell the Securities. The proceeds of sale will be applied first to repay amounts outstanding under the loan. The balance of the sale proceeds (if any) will be paid to the former Employee. See further sections 2.10 and 2.12.	Options become exercisable for a period of six months after the date on which the Special Circumstance occurs. The Options lapse on the day six months after the occurrence of a Special Circumstance. See further sections 3.10 and 3.11.

1.7 Securities Trading Policy
The Securities Trading Policy of MGQ applies to Employees in addition to the insider trading provisions of the Corporations Act which prohibit a person in possession of inside information from trading, or procuring or encouraging another person to trade, in Securities or Options.

In all cases, an Employee must obtain the approval of the Company Secretary or Group Chief Executive Officer prior to the exercise of Options or trading of Securities. An Employee must exercise Options or trade Securities within one of the following periods:

(a) from the day after the annual results of MGQ are announced to the ASX and ending on 30 November;

(b) from the day after the half year results of MGQ are announced to the ASX and ending on 31 May; and

(c) in the case of an exercise of Options acquired under the Option Plan only, during the month immediately preceding the Last Exercise Date,

AND within 15 ASX Trading Days after the Company Secretary or Group Chief Executive Officer has given approval.

Employees must also not trade during any other non-trading periods imposed at the discretion of the Board and which are notified to Employees on the Staff Intranet.

A full copy of the Securities Trading Policy is available on the Staff Intranet.

After reading the Securities Trading Policy, an Employee may call the Company Secretary with any questions about procedures applicable to the trading of Securities or the exercise of Options.

1.8 Fees
There are no ongoing fees payable under the Employee Offer. For participants in the Securities Plan, interest will be payable under the loan, as described in section 2.5. Refer to section 8 for the description of fees and other costs required by the Corporations Act.

1.9 ASX quotation
Securities acquired under the Employee Offer will be quoted on the ASX but will be subject to a Holding Lock preventing dealing in the Securities until any applicable Restriction Period or Restriction Condition has lapsed and the loan has been repaid.

Application for quotation of Securities offered under the Securities Plan will be made within seven days of the date of the Offer Document.

Application for quotation of Securities issued on exercise of Options will be made in accordance with the ASX Listing Rules. For the avoidance of doubt, there will be no application for admission of the Options to quotation on the official list of the ASX.

1.10 Enquiries
After reading this Offer Document, a Participant may call the Manager Global Long Term Incentives, the Group General Manager People & Services or the Company Secretary with any questions about the procedures relating to the Securities Plan or the Option Plan.

If there are any other queries, Participants should seek professional advice from their financial adviser.

1.11 Where to send your completed Application Form
To apply for Securities or Options under the Employee Offer, your completed Application Form should be forwarded, for the attention of the Manager Global Long Term Incentives, either by mail or courier to Level 10, 60 Castlereagh Street, Sydney NSW 2000 or by MGQ's internal mail or by delivery in person, so as to be received no later than 5.00pm Sydney time on or prior to the closing date specified in the Application Form.

1.12 No cooling-off
There is no cooling-off period for Participants as MGQ is listed on the ASX. This means that once you have submitted your Application Form, you agree that you will be not able to withdraw your application other than as permitted by the Corporations Act.

2. General description of the Securities Plan

A summary of the rules of the Securities Plan and the manner in which the Securities Plan is administered is set out below. To the extent of any inconsistency, the Securities Plan Rules prevail.

2.1 Eligibility
Employees are invited to participate in the Securities Plan at the discretion of the Board. If you have received a copy of this Offer Document with an attached personalised Application Form in your name for the acquisition of Securities, you have been invited to participate in the Securities Plan.

2.2 Entitlement
The number of Securities offered to an Employee under the Securities Plan is at the discretion of the Board. Under this Offer Document, Employees are being offered the number of Securities set out in the personalised Application Form.

2.3 Participation
Participation is voluntary. If the Employee elects to participate in the Employee Offer, the Employee will receive the number of Securities indicated in the personalised Application Form.

2.4 Price for Securities offered
Under this Offer Document, and in accordance with the Securities Plan Rules, the price payable for Securities is the market price and is set out in the personalised Application Form. The market price is the weighted average price per Security for sales on the ASX (excluding any special crossings) for the period of 10 ASX Trading Days immediately prior to the date of the offer. The acquisition price must be paid in full prior to the issue of the Securities.

2.5 Employee loan
Under the Securities Plan Rules, the Board may require an Employee to apply for a loan to fund the subscription or acquisition of Securities under the Securities Plan.

In the case of the Employee Offer, the Board requires that Employees, who accept and complete the personalised Application Form, apply for a loan to facilitate the acquisition of Securities under the Securities Plan. The proceeds of any loan will be provided to the Plan Manager to purchase or subscribe for Securities.

Employees are being offered the loan set out in the personalised Application Form.

The interest rate on the loan is fixed by the Board at its discretion. The Board has determined that in the case of the Employee Offer, the loan will bear interest at MGQ's A$ weighted average cost of debt as at the end of the prior month. Interest on the loan is calculated monthly and accrued interest is added to the loan at the end of each quarter. The interest rate applying during March 2007 is 5.9882%. At any time, the current weighted average cost of debt for MGQ is available by contacting the Manager Global Long Term Incentives.

This loan is limited recourse. At any time, the amount of the loan that is repayable is limited to the then market price on the ASX of the Securities acquired under the Securities Plan. If the market price on the ASX of the Securities is less than the balance of the loan at the time that the loan is required to be repaid, the Securities Plan Participant is not required to fund any shortfall.

2.6 Ownership of Securities
Securities acquired under the Securities Plan will be registered by the Security Registrar in the name of the Relevant Employee. The Securities Plan Participant has full voting rights and rights to Cash Distributions (see further section 2.9) in relation to all Securities acquired under the Securities Plan.

Securities acquired by a Securities Plan Participant are subject to a Holding Lock while any loan is outstanding or any other restriction (described in section 2.7 below) remains current. The balance of the loan and any interest must be repaid before the Securities Plan Participant is entitled to sell, transfer, assign or encumber any Securities.

2.7 Restriction Period and Restriction Conditions
Under the Securities Plan Rules, the Board may offer participation on the basis that the sale or transfer of Securities is restricted, and require that the Securities Plan Participant holds the Securities for a period of time after the date of acquisition (a ***Restriction Period***) or that certain conditions are satisfied before the Securities Plan Participant may sell or transfer the Securities (a ***Restriction Condition***).

In line with past offers under the Securities Plan Rules, offers under this Offer Document are made in three tranches with varying Restriction Periods of approximately three, four or five years after the offer date, with one-third of the Securities becoming unrestricted at the end of each relevant period, subject to:

(a) MGQ achieving an average Return on Equity of greater than 12% per annum over the relevant period of approximately three, four or five years; and

(b) the Securities Plan Participant remaining an Employee for the relevant period of approximately three, four or five years (except in the circumstances described in sections 2.11 and 2.13).

If the Restriction Condition described in paragraph (a) above is not satisfied at the end of the relevant three or four year period, the corresponding one-third or two-thirds of the Securities acquired under the Securities Plan are not forfeited but remain subject to the Restriction Condition (and Restriction Period), unless and until MGQ achieves an average Return on Equity of greater than 12% per annum over the period of approximately four or five years from the date of offer (and the Securities Plan Participant remains an Employee).

Any applicable Restriction Period or Restriction Condition in respect of the Employee Offer is set out in the personalised Application Form.

2.8 Transfer of Securities

Neither the legal or beneficial interest in Securities acquired under the Securities Plan may be transferred if:

(a) the loan has not been fully repaid; or

(b) a Restriction Period or Restriction Condition (refer to section 2.7 above) has not lapsed or been satisfied.

If neither of paragraphs (a) or (b) applies and the Securities Plan Participant is, and continues to be, an Employee, Securities may only be transferred where to do so would not breach insider trading laws or the Securities Trading Policy and the Board has not imposed any additional limitations upon trading by Employees at that time. Refer to section 1.7 for a general description of the Securities Trading Policy.

If only paragraph (a) applies, and any relevant Restriction Period or Restriction Condition has lapsed, been satisfied or waived (including in the circumstances described in section 2.14), a Securities Plan Participant may, if the Board approves:

(a) repay the loan and deal with the Securities at their discretion; or

(b) instruct the Plan Manager to sell a specified number of Securities. The proceeds received by the Plan Manager are to be applied first in repayment of amounts outstanding under the loan and second to any brokerage fees incurred. The outstanding balance (if any) is to be paid to the Securities Plan Participant.

2.9 Loan repayment and cash Distributions

The loan is to be repaid by the date specified in the personalised Application Form. Prior to that date, all Cash Distributions paid on Securities acquired under the Securities Plan will be applied firstly towards the repayment of interest on the loan and thereafter in repaying the principal amount outstanding under the loan, unless the Board directs that a Cash Distribution be paid directly to the Securities Plan Participant. If there are insufficient Cash Distributions paid on the Securities to cover the accrued interest, the Securities Plan Participant will not be required to pay the difference but that amount will be added to the principal outstanding under the loan.

The Board has a policy that each Securities Plan Participant remains cash neutral in relation to their investment. However, a Participant may cease to be cash neutral if a tax liability arises. A tax liability may arise where there is a difference between the assessable income recognised on the aggregate Cash Distribution net of any deduction that may be claimed in relation to the payment of interest on the loan. Refer to section 4 for a general description of the tax consequences of the Employee Offer under the Securities Plan.

Once the loan and all accrued interest has been fully repaid, all Cash Distributions will be received directly by the Securities Plan Participant.

The Board may, in its sole discretion, waive the right to repayment of all or part of any unpaid loan amount, including in the event of death or Permanent Disablement of the Securities Plan Participant.

2. General description of the Securities Plan (cont)

2.10 Accelerated loan repayment
The loan becomes immediately due and repayable on the earliest to occur of:

(a) the due date for repayment of the loan specified in the personalised Application Form (generally six years after the date of acquisition of Securities);

(b) the Securities Plan Participant ceasing to be an Employee of MGQ (see further section 2.11 below);

(c) the Securities Plan Participant becoming an insolvent under administration; or

(d) the transfer of the Securities while amounts are outstanding under the loan (notwithstanding the restrictions on transfer described in section 2.8).

Where the Securities are disposed of by a Securities Plan Participant, the Board may elect to require immediate repayment of the loan or give notice to the Securities Plan Participant of revised terms acceptable to it.

2.11 Termination of employment
If a Securities Plan Participant ceases to be employed by MGQ, any loan outstanding at that time is immediately repayable. See further section 2.10 above.

If the Securities Plan Participant ceases to be employed by MGQ in the circumstances described in section 2.12(b) or 2.12(c), the Plan Manager may be authorised by the Board to dispose of the Securities held under the Securities Plan. See further section 2.12 below.

If the Securities Plan Participant ceases to be employed by MGQ in the circumstances described in section 2.13(a) or 2.13(b), the Securities Plan Participant must (unless the Board determines otherwise) forfeit the Securities held under the Securities Plan. See further section 2.13 below.

2.12 Power of sale
The Board may authorise the Plan Manager to dispose of some or all of the Securities held by a Securities Plan Participant if the loan is not repaid:

(a) by the date specified in the personalised Application Form;

(b) by the date which is one month after the day on which a Plan Participant tendered their Resignation (provided that any Restriction Period or Restriction Condition is fulfilled at that date, otherwise forfeiture may apply as described in section 2.13); or

(c) by the date which is six months after the occurrence of a Special Circumstance (including Retirement and Redundancy).

The Plan Manager may also be authorised to dispose of Securities at the time of the death, Permanent Disablement or insolvency of the Securities Plan Participant.

The proceeds received by the Plan Manager are to be applied first in repayment of amounts outstanding under the loan and second to any brokerage fees incurred. Except where the relevant Securities have been forfeited (as described in section 2.13), the outstanding balance (if any) is to be paid to the Securities Plan Participant or, in the case of the death or Permanent Disablement of the Securities Plan Participant, to their legal personal representative.

2.13 Forfeiture
A Securities Plan Participant must forfeit to the Plan Manager any Securities acquired under the Securities Plan (unless the Board determines otherwise) if:

(a) in the opinion of the Board, the Securities Plan Participant was dismissed from MGQ with cause or committed an act of fraud, defalcation or gross misconduct in relation to the affairs of MGQ; or

(b) the Securities Plan Participant ceases to be employed within MGQ (other than due to the occurrence of a Special Circumstance) before the expiration of any relevant Restriction Period or the satisfaction of any Restriction Condition applying to any Securities acquired under the Securities Plan.

If a Security acquired under the Securities Plan is forfeited, then:

(a) the Security is transferred to the Plan Manager at a price equal to the higher of the Securities Plan Participant's capital gains tax cost base for that Security and $0.01; and

(b) the Securities Plan Participant directs the Plan Manager to pay the purchase price to MGQ which MGQ accepts in full and final discharge of any principal or interest outstanding under the loan in respect of that Security.

By completing the Application Form accompanying this Offer Document, you will expressly and irrevocably appoint the Plan Manager as your attorney to sell the Securities you acquire under the Securities Plan in the circumstances described above.

2.14 Takeover, scheme of arrangement
If a third party acquires the Securities pursuant to a takeover offer, compulsory acquisition or scheme of arrangement under the Corporations Act, any amounts outstanding under a loan become immediately repayable.

Where the following events occur, the Board shall give written notice of such an event to each Securities Plan Participant and deem any Restriction Period to have lapsed and any Restriction Condition to have been satisfied, as summarised below.

Change of control
If circumstances occur or are likely to occur which the Board determines will result in significant changes to the structure or control of MGQ, or to any person with a controlling interest in MGQ, which may adversely affect the rights or value of benefits to Securities Plan Participants.

Takeover
If offers are made to acquire all the Securities in MGQ (or that part in which the offeror does not already have a relevant interest) by any person who has control of MGQ or by any person who after the announcement of the offer, acquires control of MGQ.

Scheme of arrangement
If a scheme of arrangement under the Corporations Act is proposed between MGQ and Securityholders.

Voluntary winding up
If a resolution for a voluntary winding up of MGQ is passed by Securityholders (other than for the purpose of a reconstruction or amalgamation).

2.15 Bonus issues and Rights
(a) A Securities Plan Participant is entitled to any Securities issued as part of a bonus issue which accrue to Plan Securities (***Bonus Securities***), subject to the restrictions (if applicable) set out in sections 2.9 to 2.13 above.

(b) The Securities Plan Participant irrevocably undertakes to pay the proceeds of any sale of Rights derived in respect of Plan Securities or Bonus Securities to MGQ. MGQ agrees to apply those proceeds in reduction of the loan.

2.16 Distribution reinvestment plan
A Securities Plan Participant may not participate, in respect of Securities held under the Securities Plan, in any distribution reinvestment plan offered by MGQ to holders of Securities.

2.17 Change of Securities Plan Rules
MGM, with the consent of MGF, may amend all or any part of the Securities Plan Rules only if to do so would not reduce the rights or increase the obligations of a Securities Plan Participant in respect of Securities acquired under the Securities Plan prior to the date of that amendment, except where the amendment is necessary to ensure compliance with certain legislation or the Listing Rules, to correct an error or mistake or for tax reasons.

2.18 Termination of the Securities Plan
MGM, with the consent of MGF, may suspend or terminate the Securities Plan. Suspension or termination will not prejudice the existing rights of Securities Plan Participants.

3. General description of the Option Plan

A summary of the rules of the Option Plan and the manner in which the Option Plan is administered is set out below. To the extent of any inconsistency, the Option Plan Rules prevail.

3.1 Eligibility
Eligible Employees are invited to participate in the Option Plan at the discretion of the Board. If you have received a copy of this Offer Document with an attached personalised Application Form in your name for the acquisition of Options, you have been invited to participate in the Option Plan.

3.2 Entitlement
The number of Options offered to an Eligible Employee under the Option Plan is at the discretion of the Board. Under this Offer Document, Eligible Employees are being offered the number of Options set out in the personalised Application Form.

3.3 Participation
Participation is voluntary. The Eligible Employee may elect to participate in the Employee Offer and may accept the number of Options offered in whole or in part in multiples of 100. If the Employee Offer is accepted in part then the Eligible Employee may not subsequently accept the Employee Offer in respect of any remaining Options.

The Eligible Employee will receive that number of Options indicated on the completed Application Form.

3.4 Grant of Options
No consideration is payable on the grant of Options. However, on exercise of the Options, the Exercise Price is payable to MGM (see section 3.6 below).

MGM will issue a certificate to the Eligible Employee (disclosing the number of Securities for which the Eligible Employee is entitled to subscribe or acquire) as evidence of the grant of the Options (the ***Certificate***).

Any liabilities associated with holding Options are the responsibility of the Optionholder, including the payment of any Exercise Price, tax and duties.

3.5 Exercise of Options
The Exercise Period runs from the First Exercise Date to the Last Exercise Date, as specified on the Application Form.

The Options may be exercised at any time during the Exercise Period by paying the Exercise Price, subject to satisfaction of Performance Hurdles (see section 3.7(a)), compliance with MGM's corporate governance policies (including the Securities Trading Policy) (see section 3.7) and any other relevant conditions imposed by the Board from time to time.

The Exercise Price for the Options means the weighted average price per Security sold on the ASX for the five ASX Trading Days immediately prior to the relevant date or such other price, period or date that the Board considers appropriate.

For the purposes of this Offer Document, the Board considers it appropriate for the Exercise Price for the Options to be the weighted average price per Security for sales on the ASX (excluding any special crossings) for the period of 10 ASX Trading Days immediately prior to the date of the relevant offer. The Exercise Price must be paid in full prior to the issue of the Securities.

3.6 Procedure for exercising Options
The Optionholder must deliver a signed Notice of Exercise to MGM, together with the Certificate and full payment of the Exercise Price by bank cheque.

An Optionholder may elect to exercise all Options then held, or may exercise Options in part in multiples of 100.

Not more than 28 days after the exercise of an Option becomes effective, MGM and MGI must allow and issue the Securities the subject of the Option. Application for quotation of Securities issued on exercise of Options will be made in accordance with the ASX Listing Rules.

3.7 Conditions on exercise of Options

(a) Performance Hurdles
Options are subject to exercise conditions, known as Performance Hurdles, which must (subject to any reduction or waiver of such conditions in whole or in part by the Board) be met before an Option may be exercised.

The Board has determined that Options acquired under the Option Plan become exercisable equally at the end of the relevant period of approximately three, four and five years after the date on which the Options were granted, conditional on:

(i) MGQ achieving an average Return on Equity of greater than 12% per annum over the relevant period of approximately three, four or five years; and

(ii) the Optionholder remaining an Employee for the relevant period of approximately three, four or five years (as further described in section 3.10).

If the Performance Hurdle described in paragraph (i) above is not satisfied at the end of the relevant three or four year period, the corresponding one-third or two-thirds of the Options acquired under the Option Plan will become exercisable at a later exercise date if MGQ achieves an average Return on Equity of greater than 12% per annum over the period of approximately four or five years from the date on which the Options were granted.

The applicable Performance Hurdles in respect of each offer of Options is set out in each Eligible Employee's personalised Application Form.

(b) Securities Trading Policy
Exercise of Options are also subject to MGQ's corporate governance policies, including its Securities Trading Policy. Refer to section 1.7 for a general description of the Securities Trading Policy.

3.8 Ranking
On the exercise of Options by the Optionholder, the Securities will rank equally with all other Securities then on issue.

3.9 Transfer restrictions
Each Option is personal to the Optionholder and is not transferable, transmissible, assignable or chargeable except in the situations described immediately below. The Options will not be quoted on the ASX.

An Eligible Employee may agree with the Board to transfer the Options to a nominee, who will act as the beneficial owner of the Options allocated to the Eligible Employee.

If an Eligible Employee dies, then, for the purposes of exercising their Options (see sections 3.5 and 3.6 above), the Board may in its absolute discretion allow the Options to be transferred to the legal personal representative of the Eligible Employee to the extent necessary to allow such exercise to occur.

3.10 Lapse of Options
Options will lapse on the earlier of:

(a) the Last Exercise Date;

(b) the day six months after the occurrence of a Special Circumstance (including Retirement, Redundancy or Permanent Disablement) (see further section 3.11);

(c) the day one month after the day on which the Optionholder ceases to be an Employee (other than due to the occurrence of a Special Circumstance) (see further section 3.12);

(d) the Board notifying the Optionholder that it is satisfied (in its absolute discretion) that the Optionholder has committed a fraud or other serious act of misconduct (see further section 3.13); and

(e) the day on which an Optionholder defaults in any material respect under the Option Plan Rules.

3.11 Early exercise of Options in Special Circumstances
Under the Option Plan Rules, if a Special Circumstance (including Retirement, Redundancy or Permanent Disablement) occurs prior to the Exercise Period for the relevant Options, those Options will become exercisable for a period of six months after the date on which the Special Circumstance occurred. Options will lapse six months after the occurrence of a Special Circumstance.

3.12 Termination of employment
If the Optionholder ceases to be employed by MGQ for reasons other than the occurrence of a Special Circumstance then the Optionholder will have one month after the termination of employment in which to exercise those Options which are exercisable as at the date of termination (that is, those Options in respect of which the Exercise Period has commenced, the Performance Hurdles have been met and all other conditions to exercise have been satisfied). After

3. General description of the Option Plan (cont)

one month those Options will lapse. Options which are not exercisable at the date of termination of the Optionholder's employment will lapse immediately on such termination.

3.13 Fraud and misconduct
If the Board, in its discretion, determines that the Optionholder has committed a fraud or other serious act of misconduct, it may give notice to the Optionholder that all Options, whether exercisable or not, will lapse immediately at that date.

3.14 Distributions and voting rights
Options carry no dividend or voting rights. The Option Plan Rules also state that the Option Plan does not give an Eligible Employee any additional rights to compensation or damages as a result of the termination of their employment or appointment.

3.15 Rights issue or bonus issue
Optionholders will not be able to participate in new issues by MGQ pursuant to a rights issue or a bonus issue without first exercising the Options. However, if there is a rights issue or bonus issue, the number of Securities which may be acquired by the exercise of Options or the Exercise Price of Options will be adjusted in accordance with the Listing Rules.

3.16 Takeover, scheme of arrangement or voluntary winding up
Where the following events occur, the Board shall give notice of such events to each Optionholder and permit the exercise of Options in accordance with the Option Plan Rules, as summarised below.

Change of control
If circumstances occur or are likely to occur which the Board determines will result in significant changes to the structure or control of MGQ, or to any person with a controlling interest in MGQ, which may adversely affect the rights or value of benefits to Optionholders, the Board will give written notice to each Optionholder and permit any Options (which have not previously lapsed) to be exercised, provided that no Option shall be capable of exercise later than the Last Exercise Date.

Takeover
If:

→ offers are made to acquire all the Securities in MGQ and after the announcement of the offer the offeror acquires control of MGQ; or

→ offers are made to acquire all the Securities in MGQ by any person who has control of MGQ,

then the Optionholder may exercise their Options during the period of six months following the date on which such offers are made or, if the offers were conditional, the later date on which the offers become unconditional, provided that no Option shall be capable of exercise later than the Last Exercise Date.

Scheme of arrangement
If a scheme of arrangement under the Corporations Act is proposed between MGQ and Securityholders, MGQ will seek to arrange that as a condition of the proposed scheme, the Options will be transferred or cancelled in exchange for an issue of securities and/or units and/or options in the acquiring company, on such terms as are agreed between MGQ and the acquiring company. If agreement is not reached, the Options will become immediately exercisable, conditional on the scheme of arrangement becoming effective, provided that no Option will be capable of exercise later than the Last Exercise Date.

Voluntary winding up
If a resolution for a voluntary winding up of MGQ is passed by Securityholders (other than for the purpose of a reconstruction or amalgamation) the Optionholder may exercise his or her Options within 12 months of the date of the resolution on such terms and conditions as MGQ considers to be appropriate, provided that no Option shall be capable of exercise later than the Last Exercise Date.

3.17 Administration and amendment of the Option Plan
Subject to the Listing Rules and other regulatory requirements, the Board may by resolution, resolve to revoke, vary or add to the Option Plan Rules in its absolute discretion.

The Board may delegate such functions and powers as it may consider appropriate, for the efficient administration of the Option Plan, to a committee made up of persons capable of performing those functions and exercising those powers. The committee presently performing this function is the Remuneration Committee.

Greenwoods
& Freehills

2 March 2007

Direct phone +61 2 9225 5979
Direct fax +61 2 9221 6516
Email James.Pettigrew@gf.com.au
Matter no 57516
Doc no Greenwoods\003748237

The Directors
Macquarie Goodman Management Limited
Level 10
60 Castlereagh Street
SYDNEY NSW 2000

Dear Directors

Employee Securities Acquisition Plan

You have requested us to provide a summary of the key Australian taxation issues for Securities Plan Participants investing in Stapled Securities for inclusion in a Prospectus and Product Disclosure Statement ("**PDS**") to be provided to employees.

This summary assumes that Securities Plan Participants are Australian resident individuals who hold their Stapled Securities on capital account rather than on revenue account or as trading stock.

This summary is of a general nature only and should not be relied upon as tax advice. Securities Plan Participants should be aware that the actual tax implications of investing in the securities may differ depending on their individual circumstances. Securities Plan Participants should seek professional advice on the tax implications of their investment in the Stapled Securities having regard to their own particular circumstances.

Unless indicated otherwise, capitalised terms are references to defined terms in the PDS.

1 Taxation of Stapled Securities

1.1 Holding of Stapled Securities

Each of the components of a stapled security is treated separately for tax purposes. Securities Plan Participants will received dividends from MGM and distributions from MGI.

(a) Taxation of distributions from MGI

Securities Plan Participants should include in their assessable income, for each year of income, the portion of the net taxable income of MGI for that year of income to which they become presently entitled.

Distributions from MGI may include capital gains (some of which may be subject to discount capital gains treatment), imputation credits or foreign tax credits. Securities Plan Participants may benefit from discount capital gains, imputation credits and foreign tax credits, depending on their personal circumstances.

In addition, distributions may also include non-assessable amounts. If all or part of a distribution by MGI is not subject to tax in the hands of the Securities Plan Participant, other than a distribution of the discounted element of a capital gain, the Securities Plan Participant's capital gains tax (CGT) cost base in the Units will be reduced for CGT purposes by the amount of the non-assessable component. If the Securities Plan Participant's CGT cost base in the MGI Units is reduced to zero, the Securities Plan Participant will make a capital gain in respect of any excess non-assessable amounts received from MGI. Depending on the Securities Plan Participant's personal circumstances, certain Securities Plan Participants may qualify for discount capital gains treatment on this deemed capital gain.

(b) Taxation of dividends from MGM

Securities Plan Participants will be assessed on any dividends received from MGM in the year of income in which the dividend is paid (even where the dividends are re-invested). Where the dividends are wholly or partly franked, the Securities Plan Participant's assessable income may include an additional amount which reflects the amount of the franking credit (i.e., the tax paid on the profits from which the dividends have been paid). Where a franking credit is included in the Securities Plan Participant's assessable income, the Securities Plan Participant should then be allowed a tax offset equal to the amount of the franking credit.

If the total amount of franking credits to which a Securities Plan Participant would be entitled from all dividends (including in respect of MGM shares) exceeds $5000, the entitlement to a tax offset is subject to a general requirement that the shares are held at risk. Securities Plan Participants with franking credits in excess of $5000 will need to calculate their net position in relation to the MGM shares, taking into account the limited recourse loan and any other positions (e.g. call option) entered into by the Securities Plan Participant (ignoring any restriction on transfer of the Stapled Securities).

1.2 Disposal of Stapled Securities

We understand that Securities Plan Participants will generally not be able to sell Stapled Securities acquired under the Securities Plan until the vesting conditions are satisfied and the loan provided to purchase the Stapled Securities is fully repaid.

Once the Stapled Securities have vested and a Securities Plan Participant disposes of Stapled Securities, the CGT issues related to the disposal of the MGI Units and MGM Shares should be determined separately. That is, the disposal of a Stapled Security will involve two CGT events, and the calculation of the capital gain or loss must be performed separately for each CGT event. On the disposal of a Stapled Security, the capital proceeds will need to be apportioned between the two CGT events on the basis of what is reasonably attributable to each CGT event.

Securities Plan Participants may make a capital gain or incur a capital loss on the disposal of Securities, whether by way of sale or upon redemption, buy-back or cancellation. The amount of any capital gain or loss will be calculated as the difference between the capital proceeds and the CGT cost base of the MGI Units

and MGM shares respectively. The cost base of a CGT asset generally includes the expenditure incurred to acquire the CGT asset such as the issue price or purchase price, and any incidental costs of acquisition and disposal.

Depending upon the circumstances under which Securities Plan Participants acquire the Stapled Securities, an apportionment may also need to be performed to determine the cost base of each CGT asset. Again, the basis of apportioning the expenditure incurred to acquire the Stapled Security between the two CGT assets will be by reference to what is reasonably attributable to each CGT asset.

If the MGI Unit or MGM Share (as the case maybe) has been held by a Securities Plan Participant who is an individual for at least 12 months prior to disposal, then the amount of any capital gain may be reduced by the 50% CGT discount for the purposes of calculating the amount of the net capital gain for inclusion in assessable income. The capital gain is offset by any available capital losses before applying the discount.

2 Interest on the loan

Securities Plan Participants should be able to claim a tax deduction for interest paid on the loan each year under current law. However, under proposed legislation currently before Parliament, a portion of interest under certain capital protected loans is denied deductibility. Although the stated intention is to exclude employee security ownership plans ("ESOPs") involving limited recourse loans from the proposed legislation, the drafting of the ESOP exclusion is currently deficient. Accordingly, if the legislation is enacted as currently drafted, employees face the prospect of part of their interest being denied deductibility (although it would give rise to a capital loss on repayment of the loan). This anomalous application of the capital protected borrowings legislation to ESOPs like that operated by MGQ has been pointed out to Treasury officials who have agreed that it is not consistent with the intended operation of the new rules. It is understood that Treasury are considering an amendment to the rules to implement the intended ESOP exclusion, although it is not currently clear whether the Government will accept an amendment or when the amendment may be introduced into Parliament. It would be anticipated that if introduced, the corrected ESOP exclusion would apply from the date of commencement of the capital protected borrowing rules. In this event, employees would not ultimately be exposed to any loss of deductibility in respect of interest on the loan.

✦ ✦ ✦

Yours sincerely
GREENWOODS & FREEHILLS PTY LIMITED

per:

James Pettigrew
Director

5. Risk factors

5.1 Risks specific to holding Options
No amount is payable for the grant of the Options. The value of the Options will fluctuate with the value of the Securities, which are quoted on the ASX. Options need not be exercised so that a loss may be avoided by not exercising if the market price of the Securities is below the Exercise Price. Once Options are exercised, the holder of the resultant Securities is exposed to the normal risks of owning Securities, as described in section 5.2 below.

The Securities Trading Policy contains restrictions on the way in which Employees may exercise Options. In particular, it requires that Employees obtain approval from either the Group Chief Executive Officer or Company Secretary prior to exercising Options and that any exercise takes place within specified trading periods as set out in the Securities Trading Policy. Refer to section 1.7 for a general description of the Securities Trading Policy.

5.2 Risks specific to holding Securities

(a) Price volatility
The price of Securities moves up and down with market sentiment as well as with MGQ's performance (see section 5.3 below), investors' perceptions and the Australian sharemarket generally. The price at which Securities trade on the ASX may be higher or lower than historical prices. If investors decide to sell their Securities, the amount which may be received on the sale may be higher or lower than their present market price.

(b) Dividends and distributions
It is possible that, if there are losses or if profits fall, holders of Securities may not receive dividends or distributions (or that such dividends or distributions may be reduced) and that:

(i) the loan and interest on the loan (if applicable) may not be repaid as quickly as expected; or

(ii) the value of their Securities may fall.

(c) Loan repayments
All Cash Distributions paid on Securities acquired under the Securities Plan are generally to be applied first towards the repayment of interest on the loan (see section 2.9 above) and thereafter in repaying any principal. Securities Plan Participants are not liable for amounts on the loan other than to the extent Cash Distributions are paid on the Securities. It is possible, however, that Cash Distributions may not be sufficient in every period to cover the costs of interest repayments under the loan or that the value of the Securities may fall below the amount outstanding under the loan. The loan is limited in recourse to the value of the Plan Securities held by the Participant.

(d) Taxation
Dividends and distributions may also have tax consequences for the holders of Securities acquired under the Securities Plan or on the exercise of Options. Section 4 contains a summary of certain Australian tax issues relevant to holdings of Securities including risks to the deductibility of interest.

(e) Restrictions on sale
The Securities Trading Policy (refer to section 1.7) contains restrictions on the way in which Employees may acquire and dispose of Securities. In particular, it requires that Employees obtain approval from either the Group Chief Executive Officer or Company Secretary prior to acquiring or disposing of Securities. It also requires that any such acquisition or disposal occur within specified trading periods as set out in the Securities Trading Policy. If the required approval is not obtained or the proposed trade is not within a specified trading period, the Employee will not be able to trade the Securities.

5.3 Risks specific to MGQ's future performance
There are a number of factors which may have an impact on the future performance of MGQ. There are a number of risks associated with investing in both property and stock market listed securities. The future level of income distributions, value of assets and market value of securities may be influenced by any of these risk factors.

MGQ is exposed to general business risks as well as to risks specific to property markets.

5.4 General business risks

(a) Capital markets
MGQ has exposure to capital markets risks for assets held as stock market listed securities. MGQ's operating results will be affected by changes to international stock markets, general economic conditions, changes to compilation of indices, changes in government policies and regulatory policies applicable to those countries in which MGQ holds stock market listed securities, currently including New Zealand and Singapore.

(b) Regulatory issues and changes in law
MGQ is subject to the usual business risk that there may be changes in laws that reduce income or increase costs. Depending on the nature of the changes, these effects would be limited to the value of returns generated from particular property investment or development and construction projects or business units operating in specific jurisdictions. For example, there could be changes in tenancy laws which limit the recovery of property outgoings and changes or increase in real estate taxes which cannot be recovered as outgoings from customers or changes in environmental laws that require capital expenditure.

(c) Management rights
Management rights that MGQ may possess in respect of wholesale property funds management businesses may contain various review points and investor redemption provisions. Each of the funds that MGQ manages also has provisions concerning the replacement of the manager in certain circumstances. Underperformance or an acquisition of these property funds gives rise to the risk that the investment manager mandates can be cancelled or otherwise changed, which may impact on the financial performance of MGQ.

(d) Exchange rate fluctuations and complexity of international operating environment
MGQ has international operations and assets held outside Australia. Adverse movements in exchange rates, to the extent that they are not hedged or forecast, will impact on MGQ's operating results. MGQ will be affected by other risks associated with its international operations, including general economic conditions in the countries in which it operates and any changes to the political, legal and regulatory environment (including the basis of taxation) applicable to those countries.

(e) Interest rates
Adverse fluctuations in interest rates, to the extent that they are not hedged or forecast, will impact on the earnings available for distribution to Securityholders. It is anticipated that the majority of debt will be hedged through the use of fixed interest rate loans or interest rate swaps to mitigate the risk. Whilst a significant portion of the borrowings will be hedged there is still a degree of interest rate exposure.

Adverse movements in interest rates may also impact MGQ's earnings before interest and asset values due to any impact on property markets in which MGQ operates.

(f) Taxation
Changes in tax law, or changes in the way tax law is expected to be interpreted in the various jurisdictions in which MGQ operates, may impact the expected forecast tax liabilities of MGQ. Under current income tax legislation, MGI is generally not liable to Australian income tax, including capital gains tax, provided Unitholders are presently entitled to all the taxable income of MGI. Should the actions or activities of MGF cause MGI to fall within the operative provisions of Division 6B or 6C of the *Income Tax Assessment Act 1936* (Cth), MGI may be taxed on its net income at a rate which is currently equivalent to the corporate income tax rate of 30%.

(g) Litigation and disputes
Legal and other disputes (including industrial disputes) may arise from time to time in the ordinary course of operations. Any such dispute may impact on earnings or affect the value of MGQ's assets. Where disputes arise and the likely outcome can be ascertained, MGQ will provide relevant information on those outcomes.

5. Risk factors (cont)

(h) Competition
MGQ faces competition from other property groups and other organisations in the countries in which it operates. MGQ also operates with the threat of new competition entering the market. Competition may lead to an oversupply through overdevelopment, or to prices for existing properties or services being inflated via competing bids by purchasers. The existence of such competition may have a material adverse impact on MGQ's ability to secure customers for its properties at satisfactory rental rates and on a timely basis or to develop properties at an appropriate cost.

(i) Insurance
MGQ carries material damage, business interruption and liability insurance covering its portfolio with policy specifications and insured limits customarily carried for similar properties in all countries where MGQ operates. There are, however, types of losses (such as from floods and earthquakes) that are generally not insured at replacement cost or that are insured subject to larger deductibles. MGQ will carry insurance in respect of terrorism and will continue to seek appropriate coverage (subject to standard exclusions for nuclear, chemical or biological incidents) having regard to the nature of MGQ's portfolio and operations. The scope of renewal of insurance, including in respect of acts of terrorism, will be dependent on a number of factors such as the continued availability of coverage, the nature of risks to be covered, the extent of the proposed coverage and costs involved.

(j) Funding
In order to provide for future growth, MGQ relies on both equity and debt funding along with refinancing of existing debt facilities. An inability to obtain the necessary funding for MGQ or a material increase in the cost of the funding through an increase in interest rates may have an adverse impact on MGQ's performance and financial position.

(k) Political factors
The value of the MGQ business may be affected by the political or sovereign position of any country or region in which MGQ operates. Major disturbances, such as wars, riots, strikes and blockades and acts of terrorism, have the potential to adversely affect the value of MGQ.

(l) Employees
MGQ is reliant on retaining and attracting quality senior executives and other employees.

5.5 Property market risks
The past strong performance of MGQ's assets does not guarantee their future performance. Any deterioration of the property markets in which MGQ invests could adversely affect the value of MGQ's properties. MGQ will be subject to the prevailing property market conditions in the countries and sectors where MGQ operates. Adverse changes in market sentiment or market conditions may impact MGQ's ability to acquire, manage or develop assets, as well as the value of MGQ's assets. These impacts could lead to a reduction in earnings or the carrying value of assets.

(a) Changes in value and income of properties
Returns from investment in property assets largely depend on the rental generated from the property and the expenses incurred in the operation, including the management and maintenance of the property as well as the changes in the market value of the property.

Rental income and/or the market value of properties may be adversely affected by a number of factors, including:

(i) the overall conditions in the national and local economy, such as changes to growth in gross domestic product, employment, inflation and interest rates;

(ii) local real estate conditions, such as changes in the demand and supply for industrial assets or space;

(iii) the perception of prospective customers regarding attractiveness and convenience of assets;

(iv) the convenience and quality of properties;

(v) unforeseen capital expenditure;

(vi) supply of new properties and other investment assets; and

(vii) investors demand/liquidity in investments.

(b) Leasing terms and customer defaults

The performance of MGQ depends on its ability to continue to lease existing office and industrial space on economically favourable terms. In addition, the ability to lease new asset space in line with expected terms will impact on the financial performance of MGQ.

(c) Bankruptcy or closure of major customers

The bankruptcy or closure of a major customer may have a material adverse effect on an asset's income, which may result in a negative impact on the financial performance of MGQ.

(d) Liquidity of property investments

The nature of investments in property assets may make it difficult to alter the balance of income sources in MGQ in the short term in response to changes in economic or other conditions.

(e) Acquisition of properties

A key element of MGQ's future strategy will involve the acquisition of assets to add to the property portfolio. Whilst it is MGQ's policy to conduct a thorough due diligence process in relation to any such acquisition, risks remain that are inherent in such acquisitions. These risks could include unexpected problems or other latent liabilities such as the existence of asbestos or other hazardous materials or environmental liabilities. There are also risks associated with integration of businesses, including financial and operational issues as well as employee related issues.

(f) Development

MGQ is involved in the development of industrial properties. Development risks include industrial disputes, inclement weather, supply shortages or construction difficulty. There is also the risk that sufficient customers will not be obtained for the development space. MGQ's cost of development investment properties could be adversely affected if these risks were to eventuate.

(g) Development pipeline

A key factor underlying MGQ's future growth prospects is its ability to deliver its current development pipeline. There is a risk that some of these proposed developments will not proceed or the costs incurred may exceed those that are budgeted, or that customers are not found for the developments within contemplated timeframes.

6. Description of Macquarie Goodman

6.1 Effect of the Employee Offer on MGQ
As at the date of this Offer Document, MGQ expects to issue approximately 16,863,000 Securities (see further sections 1.2) pursuant to the Employee Offer made in Australia under this Offer Document. This includes 2,000,000 Securities to be offered to Mr Gregory Goodman, subject to Securityholder approval. In addition, MGQ currently expects to issue approximately 27,097,500 Options to certain Employees who are located outside of Australia pursuant to separate offers to be made to them in those jurisdictions (the ***Foreign Offer***). The issued capital of MGQ as at 2 March 2007 and the pro-forma issued capital after the Employee Offer and the Foreign Offer on the basis specified above are as follows:

Issued capital	As at 2 March 2007	Following the Employee Offer and Foreign Offer
Number of Securities	1,670,460,867	1,687,323,867*
Number of Options	35,276,114	62,373,614

* Subject to Securityholder approval of the offer to Mr Gregory Goodman.

Further invitations to acquire Securities or Options may also be made during the 13 months following the date of this Offer Document.

6.2 Financial information
MGQ's consolidated financial statements for the half year to 31 December 2006 and comment on performance and outlook are contained in MGQ's interim financial report for the half year to 31 December 2006 which is available on MGQ's website at www.macquariegoodman.com.

6.3 Trading Securities on the ASX
Information in respect of the prices and volumes at which Securities have traded is available from the ASX website: www.asx.com.au.

6.4 Distribution policy
MGQ currently does not have a formal distribution policy.

In the quarters ended 30 September 2006 and 31 December 2006, the Cash Distributions made by MGQ to holders of Securities were $0.07875 per Security in respect of each quarter.

Information about distributions made by MGQ is available on the MGQ website at http://www.macquariegoodman.com.au/au/mg/investor_centre/mgq_distributions.htm.

7. Rights attaching to Securities

7.1 How does Stapling work?
MGQ was created by the merger of MGI and MGM. This was achieved by Stapling Units to Shares so they trade as a single Security. MGI and MGM will continue to exist as separate legal entities and Units and Shares will remain as separate legal assets. Holders of Securities will hold both Units and Shares.

However, the Stapling of Units and Shares means, among other things, that Units and Shares now trade as one Security on the ASX and are not able to be traded or dealt with separately. For example:

(a) a transfer of Units can only occur if it is accompanied by a transfer of the same number of Shares (and vice versa); and

(b) any issue, repurchase or redemption by MGF of Units can only occur if matched by a corresponding issue, repurchase or redemption of the same number of Shares by MGM (and vice versa).

Other features of the Stapling of Units and Shares are:

(a) MGI and MGM operate essentially as a co-ordinated economic group;

(b) MGI and MGM have identical investors with an identical proportionate interest in each entity;

(c) the MGI Constitution and MGM Constitution (together with the Stapling Deed) ensure that the affairs of each entity are operated in a co-ordinated manner. For example, general meetings of MGI and MGM will be held concurrently or consecutively; and

(d) Securityholders will receive combined reports on MGQ and are entitled to receive one distribution and dividend cheque when a distribution or dividend is paid.

7.2 Rights and obligations of Securityholders
The rights and obligations attached to the Securities are governed by:

(a) the MGM Constitution;

(b) the MGI Constitution;

(c) the Corporations Act; and

(d) the Listing Rules.

The MGM Constitution will apply to the Share component of the Security and the MGI Constitution will apply to the Unit component of the Security. An overview of the MGM Constitution and MGI Constitution are set out in sections 7.3 and 7.4 respectively below.

7.3 Summary of MGM Constitution
The MGM Constitution contains the internal rules of MGM. It deals with matters such as the rights, duties and powers of Shareholders and the Directors of MGM. The Corporations Act, exemptions and declarations given by ASIC and the Listing Rules (subject to waivers) are also relevant to the rights and obligations of Securityholders.

A complete copy of the MGM Constitution is available on request. The main provisions of the MGM Constitution are summarised below.

(a) Share capital
The Directors of MGM may issue or dispose of Shares, or grant options over unissued Shares, to any person on any terms and conditions.

(b) Stapling
Each Share is Stapled to one Unit to form one Security. Unless and until un-Stapling occurs, the Directors of MGM must not by act or omission cause a Share to cease being part of the Security.

Subject to the Corporations Act, the Listing Rules and approval by a special resolution of Shareholders and of Unitholders (and, where appropriate, by holders of any additional Attached Securities), the Directors of MGM may determine that Stapling ceases to apply.

(c) Transfer of Shares
Shares may be transferred as provided by the operating rules of a prescribed CS facility (as defined in the Corporations Act) if applicable or by any other method of transfer which is required or permitted by the Corporations Act and the ASX.

The MGM Directors will only register a transfer of a Share if the relevant securities to which that Share is stapled are also to be transferred simultaneously.

(d) General meetings of MGM
Notice of a general meeting of MGM must be given in accordance with the Corporations Act. The Directors of MGM must convene a meeting when required by the Corporations Act and may convene a meeting whenever they think fit. While Stapling applies, they may convene a combined meeting of Unitholders and Shareholders and determine the rules of conduct for such meetings.

(e) Voting
Subject to any rights or restrictions of any Shares or class of shares, each Shareholder is entitled to receive notice of, attend and vote at a general meeting of MGM. On a show of hands, each Shareholder present in person and each other person present as a proxy, attorney or a representative of a Shareholder has one vote. On a poll, each Shareholder present in person and each other person present as a proxy, attorney or a representative of a Shareholder has one vote for each fully paid Share.

(f) Dividends
The Directors of MGM may determine, subject to the Corporations Act, that a dividend is payable, fix the amount and the time for payment, and authorise the payment or crediting by MGM to, or at the direction of, each member entitled to that dividend. Interest is not payable on a dividend.

(g) Application of Listing Rules
While MGM is admitted to the official list of the ASX, the Listing Rules prevail to the extent that there is an inconsistency between the provisions of the MGM Constitution and the Listing Rules.

(h) Powers and duties of directors
The Directors of MGM will be entitled, to the extent permitted by law, while Stapling applies, to have regard to the interests of Unitholders and may act in the best interests of MGQ as a whole, rather than only in the interests of MGM.

7.4 Summary of MGI Constitution
The main rules governing the rights and obligations of Unitholders are set out in the MGI Constitution. The Corporations Act, exemptions and declarations by ASIC, the Listing Rules and the general law of trusts are also relevant to the rights and obligations of Unitholders. In particular, meetings of Unitholders (including applicable voting rights), amendments to the MGI Constitution and removal of the responsible entity are primarily regulated by the Corporations Act.

A complete copy of the MGI Constitution is available on request. The following information summarises the main provisions of the MGI Constitution which govern the rights and obligations of Unitholders and the powers of MGF (as the responsible entity and trustee for MGI).

(a) Units
The beneficial interest in MGI is divided into Units and no Unit confers an interest in a particular asset of MGI. The MGI Constitution allows the issue of partly paid Units and options over Units.

(b) Stapling
Subject to the MGI Constitution, the Corporations Act and the Listing Rules, the Stapling of the Units to Shares (and other securities) is permitted, with the intention that they be traded as a single security. Stapling of the Units and the Shares has occurred, as described in section 7.1.

Following approval by a special resolution of Unitholders (and the members of the other Stapled Entities), MGF may determine a date on which the Stapling provisions of the MGI Constitution will cease to apply. Stapling also ceases to apply if any of the Stapled Entities are terminated or wound up, or if Stapling becomes unlawful or prohibited by the Listing Rules. MGF may subsequently determine that the Stapling provisions should recommence.

(c) Limited liability of Unitholders
No Unitholder will be personally liable for an obligation of, or liability incurred by, MGF (subject to the MGI Constitution and the law). However, MGF may deduct from any amount payable to a Unitholder (or received from a Unitholder) any amount of tax (or an estimate of it) which MGF believes it should deduct.

(d) Transfer of Units
Transfers of Units may be effected in any manner permitted by the CHESS System. MGF may only refuse to register a transfer of Units where permitted to do so by law, the Listing Rules or the ASTC Settlement Rules.

Whilst Stapling applies, MGF must not register any transfer of Units unless it is a single transfer of Securities.

Where permitted to do so by the Corporations Act, the Listing Rules or the ASTC Settlement Rules, MGF may request a Holding Lock to prevent a transfer of Units from being registered.

(e) Withdrawals
A Unitholder's right to make a withdrawal request is suspended while the Units are officially quoted on the ASX. However, while Units are officially quoted on the ASX, MGF may, subject to the Corporations Act and the Listing Rules, purchase Securities on the ASX and may cause those Securities to be cancelled.

(f) Meetings of MGI
A Unitholder's right to requisition, attend and vote at a MGI meeting is primarily governed by the Corporations Act. On a show of hands, each Unitholder has one vote. On a poll, each Unitholder has one vote for each dollar of the value of the total interests they have in MGI.

(g) MGF's duties
MGF may have regard to the interests of Unitholders and holders of the Attached Securities in the Stapled Entities as a whole.

(h) Power to issue Units
The MGI Constitution allows for the issue of both Units and options over Units at issue prices determined in accordance with the MGI Constitution.

(i) Income and distribution
Unitholders on the register at the end of each financial year are presently entitled to MGI's distributable income for the year, in proportion to their unitholding. MGF must pay distributions to Unitholders within 90 days of the last day of each distribution period. MGF may determine the distribution periods (currently the distribution periods are the quarters ending on 31 March, 30 June, 30 September and 31 December).

(j) MGF's remuneration
MGF's entitlement to receive fees will be suspended while Stapling applies.

(k) MGF's indemnity and reimbursement for costs
MGF is entitled to be reimbursed from MGI for all expenses reasonably and properly incurred in connection with MGI or in performing its obligations under the MGI Constitution. Although MGF will not be entitled to fees while Stapling applies, MGF will be entitled to recover from MGI fees charged to it by MGM and its related bodies corporate for providing services to MGI. These will include funds management services, property services and development management services under arm's length contracts benchmarked to market from time to time.

MGF has a full right of indemnity from the assets of MGI unless in respect of a relevant matter it has acted negligently, fraudulently or in breach of trust.

7. Rights attaching to Securities (cont)

(l) MGF's limitation of liability
Subject to the Corporations Act, MGF is not liable for any loss or damage to any person (including any Unitholder) arising out of any matter unless, in respect of that matter, it acted both:

(i) otherwise than in accordance with the MGI Constitution; and

(ii) without a belief held in good faith that it was acting in accordance with the MGI Constitution.

In any case, to the extent permitted by law, MGF's liability in relation to MGI is limited to the assets from which MGF is entitled to be, and is in fact, indemnified.

Subject to the Corporations Act, MGF is not liable for any loss or damage where it relied in good faith on the services of, or information or advice from, or purporting to be from, any person appointed by it.

MGF is entitled to be indemnified by the holder of a Unit or option to the extent it incurs any liability for tax as a result of the holder's action or inaction.

(m) Retirement and removal of MGF
MGF as responsible entity for MGI may retire or can be replaced in accordance with the Corporations Act.

(n) Power to amend MGI Constitution
Subject to the Corporations Act, MGF may amend the MGI Constitution by deed.

8. Fees and other costs

Consumer advisory warning

The information in the following box is required by the Corporations Act and is standardised over all product issues. It does not provide information which relates to specific fees and costs in relation to the Units and therefore does not reflect the fees and costs you will be charged. Please refer to the information immediately following the box for information specifically on the Units and the Employee Offer.

DID YOU KNOW?

Small differences in both investment performance and fees and costs have a substantial impact on your long-term returns.

For example, total annual fees and costs of 2% of an investment in a fund, rather than 1%, could reduce that investment's final return by up to 20% over a 30 year period (for example, reduce it from $100,000 to $80,000).

You should consider whether features such as superior investment performance or the provision of better member services justify higher fees and costs.

You may be able to negotiate to pay lower contribution fees and management costs where applicable. Ask the Responsible Entity or your financial adviser.

TO FIND OUT MORE

If you would like to find out more, or see the impact of the fees based on your own circumstances, the **Australian Securities & Investments Commission (ASIC)** website (www.asic.gov.au) has a managed investment fee calculator to help you check out different fee options.

8.1 Fees and other costs

This section shows fees and other costs that you may be charged. These fees and costs may be deducted from your money, from the returns on your investment or from MGI's assets as a whole.

You should read all of the information about fees and costs because it is important to understand the impact on your investment.

Type of Fee or Cost	Amount[1]	How and When Paid
Fees when your money moves in or out of MGI		
Establishment fee The fee to open an investment	Nil	Not applicable
Contribution fee The fee on each amount contributed to an investment	Nil	Not applicable
Withdrawal fee The fee on each amount taken out of an investment	Nil	Not applicable
Termination fee The fee to close an investment	Nil	Not applicable
MANAGEMENT COSTS		
The fees and costs for managing your investment	Nil[1]	Not applicable
SERVICE FEES		

8. Fees and other costs (cont)

Investment switching fee The fee charged for changing investment options	Nil	Not applicable

8.2 Example of annual fees and costs
This table gives an example of how the fees and costs for MGI can affect your investment over a one year period. You should use this table to compare this product with other managed investment products.

EXAMPLE		BALANCE OF $50,000 WITH A CONTRIBUTION OF $5,000 DURING YEAR
Contributions Fees	Nil	Not applicable
PLUS Management Fees	Nil	And for every $50,000 you have invested you will be charged NIL each year
EQUALS Cost of funds	Nil	If you had an investment of $50,000 at the beginning of the year and you put in an additional $5,000 during that year, you would be charged fees of NIL

8.3 Additional explanation of fees and costs
MGF is not entitled to charge a management fee for acting as responsible entity for MGI while Stapling applies. Refer to section 7.4(k) for a description of remuneration payable to MGF under the MGI Constitution.

8.4 Other fees
Under the Employee Offer, the principal outstanding under the loan and accrued interest may become repayable in the circumstances described in section 2 above. While this is not a fee payable by MGI and is not reflected in the management costs for MGI, it can have an effect on the value of Units.

MGF is entitled to recover certain incidental fees (such as funds and property management fees) from MGI. However, as MGQ is comprised of both MGM (including its subsidiary MGF) and MGI, those charges remain within MGQ.

1 Refer to additional explanation in section 8.3.

9. Additional information

9.1 Nature of this Offer Document and availability of information
This Offer Document is intended to be read in conjunction with the publicly available information that is widely available in relation to MGQ. Participants and their advisers should therefore also have regard to that publicly available information in relation to MGQ before making a decision whether or not to accept the Employee Offer under this Offer Document.

The following MGQ documents are available for inspection during normal business hours at the principal office of MGM at Level 10, 60 Castlereagh Street, Sydney NSW 2000, care of the Company Secretary:

(a) the Constitutions;

(b) the Rules of the Macquarie Goodman Employee Securities Acquisition Plan and Executive Option Plan; and

(c) the Securities Trading Policy.

9.2 Continuous disclosure

(a) Additional information available from the ASX and ASIC
Each of MGI and MGM is a "disclosing entity" under the Corporations Act and subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules. These obligations require MGF and MGM to notify the ASX of information about specified matters and events as they occur for the purpose of making that information available to the market. In particular, MGF and MGM each have an obligation (subject to limited exceptions) to notify the ASX immediately on becoming aware of any information which a reasonable person would expect to have a material effect on the price or value of Securities.

MGI and MGM are also required to prepare and lodge with ASIC half-yearly and yearly financial statements accompanied by a directors' statement and report and an audit report. Copies of documents lodged with ASIC in relation to MGI and MGM can be obtained from, or inspected at, an ASIC office.

Copies of the documents filed with the ASX may be obtained from the ASX's website at www.asx.com.au.

Information relating to the Securities and any offer under this Offer Document that is not materially adverse from the point of view of an investor may change from time to time. This information may be updated and made available on MGQ's website at www.macquariegoodman.com. A paper copy of any updated information is available free on request by contacting the Company Secretary on (02) 9230 7400.

(b) Information available from MGQ
MGQ will make copies of the following documents available for inspection at the registered office of MGQ (see the corporate directory) (between 9.00am and 5.00pm (Sydney time) on Business Days):

(i) the annual financial reports for the year ended 30 June 2006 for MGM and MGI lodged with ASIC on 21 August 2006 and 22 August 2006 respectively, being the annual financial reports most recently lodged before the date of this Offer Document;

(ii) the interim financial report for the half year to 31 December 2006 lodged with ASIC on 19 February 2007; and

(iii) any other document lodged by MGI, MGM or MGQ with ASIC or the ASX under the continuous disclosure reporting requirements in the period after the lodgement of the most recent annual financial report and before the date of this Offer Document.

A copy of the above documents may be requested to be provided free of charge by contacting the Company Secretary on (02) 9230 7400.

9.3 Application for official quotation
Application for admission of the Securities to quotation on the official list of the ASX will be made within seven days of the date of this Offer Document.

Application for quotation of Securities issued on exercise of Options will be made in accordance with the ASX Listing Rules. For the avoidance of doubt, there will be no application for admission of the Options to quotation on the official list of the ASX.

9. Additional information (cont)

9.4 Interest of Directors
As at the date of this Offer Document, the Directors have the following interests in Securities, either directly or indirectly.

Director	Total Securities held
David Clarke	206,901
David Teplitzky	5,636
Greg Goodman*	147,487,637
Ian Ferrier	4,713
Patrick Goodman*	147,487,637
John Harkness	5,367
Anne Keating	45,180
James Sloman	2,785
James Hodgkinson	158,817

* Mr Gregory Goodman and Mr Patrick Goodman together have an interest in the Securities through Goodman Holdings Pty Limited and its wholly-owned subsidiaries. Included within this aggregate are 12,024,666 Securities held by Mr Gregory Goodman and 2,112,795 Securities held by Mr Craig Goodman. These figures also include 4,622,657 Securities held by Mr Gregory Goodman and 1,316,830 Securities held by Mr Craig Goodman under the Securities Plan. Under the Employee Offer, a further 2,000,000 Securities are to be offered to Mr Gregory Goodman (subject to Securityholder approval) and 500,000 Securities are to be offered to Mr Craig Goodman.

As at the date of this Offer Document, no Director has an interest in any Options.

Other than as set out in this section or elsewhere in the Offer Document, no Director has, or at any time in the two years before the date of this Offer Document has had, any interests in :

(a) the formation or promotion of MGQ;

(b) property acquired or proposed to be acquired by MGQ in connection with their formation or promotion of the Employee Offer; or

(c) the Employee Offer.

9.5 Interests of advisers
Allens Arthur Robinson has acted as legal adviser in respect of the Employee Offer. MGQ has paid or agreed to pay approximately $75,000 (including GST) for its services in relation to this Offer Document. Further amounts may be paid to Allens Arthur Robinson in accordance with its normal time based charges.

Greenwoods & Freehills has acted as taxation adviser in respect of the Employee Offer. MGQ has paid or agreed to pay approximately $45,000 (including GST) for its services in relation to this Offer Document. Further amounts may be paid to Greenwoods & Freehills in accordance with its normal time based charges.

Other than as set out in this section or elsewhere in the Offer Document, no person named in this Offer Document as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Offer Document has, or in the last two years before the date of this Offer Document has had, any interests in :

(a) the formation or promotion of MGQ;

(b) property acquired or proposed to be acquired by MGQ in connection with their formation or promotion of the Employee Offer; or

(c) the Employee Offer.

9.6 Consents
The following persons have given and have not, before the date of this Offer Document, withdrawn their consent to:

(a) be named in this Offer Document in the form and context in which they are named;

(b) the inclusion of their respective reports or statements noted next to their names and the references to those reports in the form and context in which they are included in this Offer Document; and

(c) the inclusion of other statements in this Offer Document which are based on or referable to statements or to statements made in those reports, or which are based on or referable to other statements made by those persons, in the form and context in which they are included:

Name of person	Named as	Reports/statements
Greenwoods & Freehills	Taxation adviser	Taxation opinion letter set out in section 4

Each of the above persons:

(a) does not make, or purport to make, any statement in this Offer Document other than those statements referred to above and as consented to by that person; and

(b) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Offer Document other than as described in this section with the person's consent.

Additionally, the following persons have given and have not, before the date of this Offer Document, withdrawn their consent to be named in this Offer Document in the form and content in which they are named:

Name of person	Named as
Allens Arthur Robinson	Legal adviser
Computershare Investor Services Pty Limited	Security Registrar

9.7 Fees and expenses of the Employee Offer
The issue costs of the Employee Offer include legal, taxation and other costs. If the Employee Offer proceeds, these costs will total approximately $130,000 (including GST). These fees are apportioned between MGI and MGM on a reasonable basis.

9.8 Consent of Directors
Each of the Directors of Macquarie Goodman Funds Mangement Limited and Macquarie Goodman Management Limited have consented to the lodgement of this Offer Document with ASIC.

Signed for Macquarie Goodman Funds Management Limited, as responsible entity for Macquarie Goodman Industrial Trust, and for Macquarie Goodman Management Limited by:



David Clarke AO
Chairman

10. Glossary

Application Form	means the pre-printed personalised application form in respect of Securities or Options the subject of the Employee Offer accompanying this Offer Document and includes any acceptance form attached to or accompanying the personalised application form
ASIC	means the Australian Securities & Investments Commission
ASTC	means ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532)
ASTC Settlement Rules	means the ASTC Settlement Rules and any other rules of ASTC which apply while the Units are securities which are approved by CHESS, each as amended from time to time
ASX	means ASX Limited (ABN 98 008 624 691) or the financial market which it operates, as the case requires
ASX Trading Day	means a trading day for the purposes of the Listing Rules
Attached Securities	means a security such as a Share which is Stapled to a Unit or vice versa
Board	means the board of directors of each of MGM and MGF (as applicable)
Bonus Securities	means Securities issued as part of a bonus issue which accrue to Plan Securities
Business Day	means a business day for the purposes of the Listing Rules
Cash Distributions	means distributions or dividends declared or paid with respect to Securities payable in cash
Certificate	means the certificate issued to an Eligible Employee (disclosing the number of Securities for which the Eligible Employee is entitled to subscribe or acquire) as evidence of the grant of Options, and the date of the grant of Options
CHESS	means the Clearing House Electronic Subregister System
Constitutions	means the MGM Constitution and the MGI Constitution, as the case may be
Corporations Act	means the *Corporations Act 2001* (Cth)
Director	means a Director of MGM and MGF (as applicable)
Eligible Employee	means an Employee who has been invited to participate in the Option Plan by the Board
Employee	means a person whom the Board determines to be in the full-time or part-time employment of MGQ or a Related Body Corporate or a person entitled to participate in accordance with the Rules
Employee Offer	means the offer to Employees of Securities or Options pursuant to this Offer Document, as the case may be
Exercise Period	means, in respect of an Option, the period commencing on the First Exercise Date and ending on the Last Exercise Date
Exercise Price	means the exercise price of an Option as specified on the Application Form
First Exercise Date	means the first date on which an Option can be exercised as specified on the Application Form
Foreign Offer	means the offer of Options under the Option Plan to Employees outside Australia on or about the date of this Offer Document
Holding Lock	means a facility operated by the Plan Manager that prevents a Securities Plan Participant from assigning, transferring, selling, encumbering or otherwise dealing with Plan Securities

Last Exercise Date	means the last date on which an Option can be exercised (and the date on which an Option lapses) as specified on the Application Form
Listing Rules	means the listing rules of the ASX
MGF	means Macquarie Goodman Funds Management Limited (ABN 48 067 796 641; AFSL Number 223621), as responsible entity of MGI
MGI	means Macquarie Goodman Industrial Trust (ARSN 091 213 839) and, where the context requires, MGF as responsible entity of MGI
MGI Constitution	means the constitution of MGI as amended
MGM	means Macquarie Goodman Management Limited (ABN 69 000 123 071)
MGM Constitution	means the constitution of MGM as amended
MGQ	means MGM, MGI and controlled entities
Notice of Exercise	means the form which must be submitted when the Optionholder intends to exercise their Options
Offer Document	this document which is a prospectus and product disclosure statement for the purposes of the Corporations Act dated 5 March 2007
Official Quotation	means the granting of Official Quotation by the ASX to securities issued by MGM and MGI, securities having been admitted to the Official List of the ASX
Option	means an option over unissued Securities granted under the Option Plan
Option Plan	means the MGQ executive option plan approved by the Board in 2005 (as amended)
Option Plan Rules	means the rules of the Option Plan
Optionholder	means a registered holder of Options, being an Eligible Employee or a nominee of an Eligible Employee, to whom Options have been granted which have not lapsed
Participant	means an Employee who has been invited to participate in the Securities Plan or the Option Plan (as applicable)
Performance Hurdles	means an exercise condition applicable to an Option acquired under the Option Plan
Permanent Disablement	means: (a) in relation to an Optionholder, the disablement of the Eligible Employee the effect of which is in the opinion of the Board likely to be permanent and will stop that Eligible Employee continuing his or her employment with MGM or its Related Bodies Corporate; or (b) in relation to a Securities Plan Participant, that the Securities Plan Participant has, in the opinion of the Board, after having regard to such medical and other evidence as the Board may consider appropriate, become incapacitated to such extent as to render the Securities Plan Participant unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience
Plan Manager	means the entity appointed by MGQ to act as the plan manager under the Rules from time to time
Plan Securities	means any Securities acquired by a Securities Plan Participant pursuant to the Securities Plan and includes any subdivisions, consolidations or other reconstructions of those Securities

Redundancy	means either: (a) the termination of employment of an Employee with the Company or a Related Body Corporate by reason of a restructure, reorganisation or rescaling of the Company or a Related Body Corporate whereby: (i) the Company or its Related Body Corporate no longer requires the Employee to perform the duties previously performed; or (ii) the role previously performed by the Employee is no longer required, and there is no suitable alternative role for the Employee within the Company or its Related Body Corporate; or (b) the Related Body Corporate that employs the Eligible Employee ceasing to be a Related Body Corporate of MGQ, and in either event the Board in its absolute discretion determining that such an event qualifies as a Redundancy for the purposes of the Rules
Related Body Corporate	means a company which is a Related Body Corporate of MGI or MGM, within the meaning of section 50 of the Corporations Act
Relevant Employee	means, in respect of an Option: (a) if the Optionholder is an Eligible Employee, the Eligible Employee; and (b) if the Optionholder is a nominee of an Eligible Employee, the Eligible Employee to whom the Employee Offer was made as a result of which the Optionholder was granted the Option
Resignation	means the voluntary termination by an Employee of their employment with the Company or with a Related Body Corporate but excluding Retirement
Restriction Condition	means a condition determined by the Board which must be satisfied before a Securities Plan Participant may sell or transfer a Security acquired under the Securities Plan
Restriction Period	means such period as the Board determines from time to time, such period to commence after the time of acquisition by a Securities Plan Participant of Securities under the Securities Plan
Retirement	means the termination of an Employee's employment with MGQ or with a Related Body Corporate at the normal retirement age, or earlier (provided that the Employee is at least 55 years of age), but excluding dismissal or Resignation
Return on Equity	means the net profit after tax for MGQ over the calendar period to 31 December divided by the weighted average cost of capital for MGQ over that period as determined by the Board in its absolute discretion
Rights	means any rights to acquire Securities issued or to be issued
Rules	means the Securities Plan Rules and the Option Plan Rules
Securities Plan	means the MGQ Employee Securities Acquisition Plan approved by the Board in 2005 (as amended)
Securities Plan Participant	means an Employee who is participating or has been invited to participate in the Securities Plan
Securities Plan Rules	means the rules of the Securities Plan
Securities Trading Policy	means the MGQ Securities Trading Policy dated 23 June 2006

Security	means one Share and one Unit which are Stapled together under the terms of the Constitutions and the Stapling Deed
Security Registrar	means Computershare Investor Services Pty Limited (ABN 28 078 279 277)
Securityholder	means a person who is registered as the holder of a Security in the combined MGM and MGI register of members
Share	means a fully-paid ordinary share in MGM
Shareholder	means a person who is registered as the holder of a Share in the MGM register of members
Special Circumstance	means Retirement, Redundancy, death or Permanent Disablement of the Employee or subject to the Listing Rules such other circumstance as determined by the Board in its absolute discretion and notified to affected Employees. It does not include the termination of the Employee's employment by dismissal or Resignation
Staff Intranet	means MGQ's staff intranet
Stapled Entity	means, in the case of MGI, MGM and any other company, trust or management investment scheme whose securities are Stapled to the Units and, in the case of MGM, MGI and any other company, trust or management investment scheme whose securities are Stapled to the Shares
Stapling	means the linking of securities such that one cannot be transferred or otherwise dealt with without the other and which are jointly quoted by the ASX as a Stapled Security and ***Stapled*** has a corresponding meaning
Stapling Deed	means the deed dated 25 January 2005 between MGM and MGF which sets out various matters in respect of the relationship between MGM and MGF whilst Units are Stapled to Shares
Tax Act	means the *Income Tax Assessment Act 1936* (Cth) or the *Income Tax Assessment Act 1997* (Cth)
Unit	means a fully-paid ordinary unit in MGI
Unitholder	means a person who is registered as the holder of a Unit in the MGI register of members

Directory

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071

Macquarie Goodman Industrial Trust
ARSN 091 213 839

Responsible entity
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Registered office
Level 10
60 Castlereagh Street
Sydney NSW 2000

Directors
David Clarke (Chairman)
David Teplitzky (Deputy Chairman)
Gregory Goodman (Chief Executive Officer)
Ian Ferrier (Independent Director)
Patrick Goodman (Non-Executive Director)
John Harkness (Independent Director)
Anne Keating (Independent Director)
Jim Sloman (Independent Director)
James Hodgkinson (Non-Executive Director)

Security Registrar
Computershare Investor Services Pty Limited
Level 5
115 Grenfell Street
Adelaide SA 5000
or
GPO Box 1903
Adelaide SA 5001

Company Secretary
Carl Bicego

Legal Adviser
Allens Arthur Robinson
Level 28, Deutsche Bank Place
Corner of Hunter and Phillip Streets
Sydney NSW 2000

Macquarie Goodman

MACQUARIE GOODMAN GROUP PROSPECTUS AND PRODUCT DISCLOSURE STATEMENT
www.macquariegoodman.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Harkness
Date of last notice	16 February 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Direct – John Harkness
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 March 2007
No. of securities held prior to change	1,715
Class	Ordinary
Number acquired	3,652
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$27,091.63
No. of securities held after change	5,367 stapled securities

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Ferrier
Date of last notice	16 February 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Direct – Ian Ferrier
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 March 2007
No. of securities held prior to change	1,696
Class	Ordinary
Number acquired	3,017
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$22,381.01
No. of securities held after change	4,713 stapled securities

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Teplitzky
Date of last notice	10 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Direct – David Teplitzky
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 March 2007
No. of securities held prior to change	2,061
Class	Ordinary
Number acquired	3,575
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$26,520.42
No. of securities held after change	5,636 stapled securities

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Sloman
Date of last notice	10 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Direct – James Sloman
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 March 2007
No. of securities held prior to change	215
Class	Ordinary
Number acquired	2,570
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$19,065.03
No. of securities held after change	2,785 stapled securities

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ING

RECEIVED
2007 AUG -8 A 4: 25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

Company	Sydney Stock Exchange
Facsimile Number	1900 999 279
Attention	Manager Companies
cc:	
From	Steve Rouvray
Date	20 February 2007
Number of pages including this page	18
If all pages are not received please telephone	02 9234 8401
Subject	**FORM 604**

Dear Sir

Attached please find Form 604 Notice of change in interests of substantial holder in relation to Macquarie Goodman Group.

Yours faithfully

S.S. Rouvray
Secretary

ssr:ch:(SUBSHARE):604Fax

ING

ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

20 February 2007

The Secretary
Macquarie Goodman Group
Level 10
60 Castlereagh Street
SYDNEY NSW 2000

Fax: 9230 7444

Dear Sir

Enclosed please find Form 604 notice of change in interests or entitlements of Substantial Shareholder.

Yours faithfully

S.S. Rouvray
Secretary

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Macquarie Goodman Group

ACN/ARSN:

1. Details of substantial holder(1)

Name: ING Australia Holdings Limited (and its related companies)

ACN/ARSN (if applicable): 008 459 596

There was a change in the interests of the substantial holder on: 12/02/2007

The previous notice was given to the company on: 08/06/2006

The previous notice was dated: 13/06/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevent interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary units	81579729	5.10%	101708178	6.13%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure B				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer Annexure C				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
	Refer Annexure C'

Signature

print name S S ROUVRAY capacity SECRETARY

sign here [signature] date 20 / 02 /2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE 'B'

Changes in relevant interests

This is the annexure marked 'B' of 13 pages referred to in form 604 Notice of a Change of Interests of Substantial shareholder signed by me on 20-02-2007

S S Rouvray
Secretary, ING Australia Holdings Limited

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
13/06/2006	INGL	Sale of Units on ASX	$ 5,103,500	- 865,000	- 865,000
21/06/2006	INGL	Sale of Units on ASX	$ 895,500	- 150,000	- 150,000
23/06/2006	INGL	Sale of Units on ASX	$ 1,097,604	- 180,000	- 180,000
26/06/2006	INGL	Buy of Units on ASX	$ 536,310	88,098	88,098
29/06/2006	INGL	Sale of Units on ASX	$ 441,853	- 72,839	- 72,839
30/06/2006	INGL	Sale of Units on ASX	$ 449,592	- 72,840	- 72,840
30/06/2006	INGL	Buy of Units on ASX	$ 257,044	42,753	42,753
7/07/2006	INGL	Sale of Units on ASX	$ 1,089,761	- 182,000	- 182,000
10/07/2006	INGL	Sale of Units on ASX	$ 862,750	- 145,000	- 145,000
12/07/2006	INGL	Sale of Units on ASX	$ 461,022	- 77,457	- 77,457
13/07/2006	INGL	Sale of Units on ASX	$ 630,547	- 106,543	- 106,543
18/07/2006	INGL	Sale of Units on ASX	$ 939,576	- 165,000	- 165,000
19/07/2006	INGL	Sale of Units on ASX	$ 224,495	- 39,191	- 39,191
19/07/2006	INGL	Sale of Units on ASX	$ 611,134	- 106,069	- 106,069
21/07/2006	INGL	Sale of Units on ASX	$ 458,504	- 79,740	- 79,740
24/07/2006	INGL	Sale of Units on ASX	$ 455,824	- 80,000	- 80,000
25/07/2006	INGL	Sale of Units on ASX	$ 287,085	- 50,000	- 50,000
4/08/2006	INGL	Sale of Units on ASX	$ 1,747,750	- 289,000	- 289,000
9/08/2006	INGL	Buy of Units on ASX	$ 930,000	150,000	150,000
11/08/2006	INGL	Sale of Units on ASX	$ 2,246,440	- 355,000	- 355,000
16/08/2006	INGL	Sale of Units on ASX	$ 1,257,750	- 195,000	- 195,000
23/08/2006	INGL	Buy of Units on ASX	$ 601,137	103,987	103,987
24/08/2006	INGL	Buy of Units on ASX	$ 3,819,202	612,000	612,000
25/09/2006	INGL	Buy of Units on ASX	$ 622,000	100,000	100,000
3/10/2006	INGL	Sale of Units on ASX	$ 164,437	- 25,000	- 25,000
18/10/2006	INGL	Sale of Units on ASX	$ 429,000	- 65,000	- 65,000
26/10/2006	INGL	Buy of Units on ASX	$ 84,823	12,852	12,852
26/10/2006	INGL	Buy of Units on ASX	$ 66,497	10,025	10,025
26/10/2006	INGL	Buy of Units on ASX	$ 398,014	60,123	60,123
9/11/2006	INGL	Buy of Units on ASX	$ 608,340	92,957	92,957
14/11/2006	INGL	Buy of Units on ASX	$ 447,893	67,734	67,734
17/11/2006	INGL	Sale of Units on ASX	$ 1,135,189	- 167,000	- 167,000
22/11/2006	INGL	Sale of Units on ASX	$ 160,266	- 22,367	- 22,367
22/11/2006	INGL	Sale of Units on ASX	$ 800,846	- 111,833	- 111,833
5/12/2006	INGL	Buy of Units on ASX	$ 438,002	65,000	65,000
11/12/2006	INGL	Sale of Units on ASX	$ 99,920	- 15,000	- 15,000
21/12/2006	INGL	Buy of Units on ASX	$ 1,055,354	150,000	150,000
3/01/2007	INGL	Buy of Units on ASX	$ 835,493	115,945	115,945
4/01/2007	INGL	Buy of Units on ASX	$ 245,382	35,000	35,000
4/01/2007	INGL	Buy of Units on ASX	$ 281,716	40,000	40,000
18/01/2007	INGL	Buy of Units on ASX	$ 162,576	23,248	23,248
18/01/2007	INGL	Buy of Units on ASX	$ 950,126	136,752	136,752
19/01/2007	INGL	Buy of Units on ASX	$ 130,247	18,668	18,668
19/01/2007	INGL	Buy of Units on ASX	$ 16,198	2,334	2,334
31/01/2007	INGL	Buy of Units on ASX	$ 1,997,049	270,993	270,993
31/01/2007	INGL	Buy of Units on ASX	$ 389,172	54,198	54,198
5/02/2007	INGL	Buy of Units on ASX	$ 434,088	60,000	60,000
8/02/2007	INGL	Buy of Units on ASX	$ 604,717	81,053	81,053
8/02/2007	INGL	Buy of Units on ASX	$ 212,471	28,947	28,947
13/06/2006	INGL	Sale of Units on ASX	$ 855,500	- 145,000	- 145,000
21/06/2006	INGL	Sale of Units on ASX	$ 238,800	- 40,000	- 40,000
23/06/2006	INGL	Sale of Units on ASX	$ 91,467	- 15,000	- 15,000
26/06/2006	INGL	Buy of Units on ASX	$ 155,247	25,502	25,502
29/06/2006	INGL	Sale of Units on ASX	$ 134,833	- 22,222	- 22,222
30/06/2006	INGL	Sale of Units on ASX	$ 137,161	- 22,222	- 22,222
30/06/2006	INGL	Buy of Units on ASX	$ 77,158	12,833	12,833
7/07/2006	INGL	Sale of Units on ASX	$ 317,348	- 53,000	- 53,000
10/07/2006	INGL	Sale of Units on ASX	$ 357,000	- 60,000	- 60,000
12/07/2006	INGL	Sale of Units on ASX	$ 135,300	- 22,732	- 22,732
13/07/2006	INGL	Sale of Units on ASX	$ 185,052	- 31,268	- 31,268
18/07/2006	INGL	Sale of Units on ASX	$ 313,192	- 55,000	- 55,000
19/07/2006	INGL	Sale of Units on ASX	$ 64,849	- 11,321	- 11,321
19/07/2006	INGL	Sale of Units on ASX	$ 176,555	- 30,643	- 30,643
21/07/2006	INGL	Sale of Units on ASX	$ 132,457	- 23,036	- 23,036
25/07/2006	INGL	Sale of Units on ASX	$ 86,129	- 15,000	- 15,000
4/08/2006	INGL	Sale of Units on ASX	$ 514,044	- 85,000	- 85,000
9/08/2006	INGL	Buy of Units on ASX	$ 310,000	50,000	50,000
11/08/2006	INGL	Sale of Units on ASX	$ 658,112	- 104,000	- 104,000
16/08/2006	INGL	Sale of Units on ASX	$ 419,250	- 65,000	- 65,000
23/08/2006	INGL	Buy of Units on ASX	$ 176,897	30,594	30,594
24/08/2006	INGL	Buy of Units on ASX	$ 1,005,056	170,000	170,000
19/09/2006	INGL	Sale of Units on ASX	$ 130,332	- 20,000	- 20,000
25/09/2006	INGL	Buy of Units on ASX	$ 155,500	25,000	25,000
3/10/2006	INGL	Sale of Units on ASX	$ 65,775	- 10,000	- 10,000
18/10/2006	INGL	Sale of Units on ASX	$ 99,000	- 15,000	- 15,000
26/10/2006	INGL	Buy of Units on ASX	$ 17,378	2,633	2,633

25/10/2006	INGL	Buy of Units on ASX	$	13,618	2,053	2,053
26/10/2006	INGL	Buy of Units on ASX	$	81,519	12,314	12,314
9/11/2006	INGL	Buy of Units on ASX	$	176,521	26,973	26,973
14/11/2006	INGL	Buy of Units on ASX	$	111,977	16,934	16,934
17/11/2006	INGL	Sale of Units on ASX	$	328,282	- 48,000	- 48,000
22/11/2006	INGL	Sale of Units on ASX	$	48,216	- 6,450	- 6,450
22/11/2006	INGL	Sale of Units on ASX	$	230,945	- 32,250	- 32,250
5/12/2006	INGL	Buy of Units on ASX	$	13,415	2,000	2,000
11/12/2006	INGL	Sale of Units on ASX	$	33,307	- 5,000	- 5,000
21/12/2006	INGL	Buy of Units on ASX	$	246,249	35,000	35,000
3/01/2007	INGL	Buy of Units on ASX	$	208,871	28,986	28,986
4/01/2007	INGL	Buy of Units on ASX	$	70,103	10,000	10,000
4/01/2007	INGL	Buy of Units on ASX	$	42,257	6,000	6,000
18/01/2007	INGL	Buy of Units on ASX	$	40,544	5,812	5,812
18/01/2007	INGL	Buy of Units on ASX	$	237,807	34,188	34,188
19/01/2007	INGL	Buy of Units on ASX	$	43,416	6,222	6,222
19/01/2007	INGL	Buy of Units on ASX	$	5,399	778	778
31/01/2007	INGL	Buy of Units on ASX	$	492,230	66,794	66,794
31/01/2007	INGL	Buy of Units on ASX	$	98,390	13,359	13,359
1/02/2007	INGL	Sale of Units on ASX	$	254,669	- 32,000	- 32,000
5/02/2007	INGL	Buy of Units on ASX	$	217,044	30,000	30,000
8/02/2007	INGL	Buy of Units on ASX	$	44,429	6,053	6,053
8/02/2007	INGL	Buy of Units on ASX	$	126,438	16,947	16,947
13/06/2006	INGIM	Sale of Units on ASX	$	29,500	- 5,000	- 5,000
7/07/2006	INGIM	Sale of Units on ASX	$	17,863	- 3,000	- 3,000
12/07/2006	INGIM	Sale of Units on ASX	$	7,517	- 1,263	- 1,263
13/07/2006	INGIM	Sale of Units on ASX	$	10,280	- 1,737	- 1,737
18/07/2006	INGIM	Sale of Units on ASX	$	31,318	- 5,500	- 5,500
19/07/2006	INGIM	Sale of Units on ASX	$	10,867	- 1,886	- 1,886
21/07/2006	INGIM	Sale of Units on ASX	$	12,155	- 2,114	- 2,114
4/08/2006	INGIM	Sale of Units on ASX	$	60,476	- 10,000	- 10,000
9/08/2006	INGIM	Buy of Units on ASX	$	93,000	15,000	15,000
11/08/2006	INGIM	Sale of Units on ASX	$	37,869	- 6,000	- 6,000
16/08/2006	INGIM	Sale of Units on ASX	$	32,250	- 5,000	- 5,000
21/08/2006	INGIM	Buy of Units on ASX	$	32,216	5,000	5,000
23/08/2006	INGIM	Buy of Units on ASX	$	9,516	1,646	1,646
24/08/2006	INGIM	Buy of Units on ASX	$	50,844	8,600	8,600
13/10/2006	INGIM	Buy of Units on ASX	$	66,916	10,000	10,000
9/11/2006	INGIM	Buy of Units on ASX	$	10,410	1,591	1,591
14/11/2006	INGIM	Buy of Units on ASX	$	13,437	2,032	2,032
17/11/2006	INGIM	Sale of Units on ASX	$	20,393	- 3,000	- 3,000
22/11/2006	INGIM	Sale of Units on ASX	$	3,346	- 467	- 467
22/11/2006	INGIM	Sale of Units on ASX	$	16,707	- 2,333	- 2,333
2/01/2007	INGIM	Buy of Units on ASX	$	14,816	2,070	2,070
4/01/2007	INGIM	Buy of Units on ASX	$	7,043	1,000	1,000
18/01/2007	INGIM	Buy of Units on ASX	$	5,077	726	726
18/01/2007	INGIM	Buy of Units on ASX	$	29,704	4,274	4,274
19/01/2007	INGIM	Sale of Units on ASX	$	13,890	- 2,000	- 2,000
31/01/2007	INGIM	Buy of Units on ASX	$	14,061	1,908	1,908
31/01/2007	INGIM	Buy of Units on ASX	$	2,813	382	382
21/06/2006	INGIM	Sale of Units on ASX	$	29,850	- 5,000	- 5,000
23/06/2006	INGIM	Buy of Units on ASX	$	30,489	5,000	5,000
7/07/2006	INGIM	Sale of Units on ASX	$	53,889	- 9,000	- 9,000
10/07/2006	INGIM	Sale of Units on ASX	$	44,626	- 7,500	- 7,500
12/07/2006	INGIM	Sale of Units on ASX	$	22,552	- 3,789	- 3,789
13/07/2006	INGIM	Sale of Units on ASX	$	30,840	- 5,211	- 5,211
18/07/2006	INGIM	Sale of Units on ASX	$	68,333	- 12,000	- 12,000
19/07/2006	INGIM	Sale of Units on ASX	$	29,880	- 5,185	- 5,185
21/07/2006	INGIM	Sale of Units on ASX	$	33,430	- 5,814	- 5,814
25/07/2006	INGIM	Sale of Units on ASX	$	28,709	- 5,000	- 5,000
28/07/2006	INGIM	Buy of Units on ASX	$	29,410	5,000	5,000
4/08/2006	INGIM	Sale of Units on ASX	$	84,666	- 14,000	- 14,000
9/08/2006	INGIM	Buy of Units on ASX	$	62,000	10,000	10,000
11/08/2006	INGIM	Sale of Units on ASX	$	113,904	- 18,000	- 18,000
16/08/2006	INGIM	Sale of Units on ASX	$	96,750	- 15,000	- 15,000
21/08/2006	INGIM	Buy of Units on ASX	$	32,066	5,000	5,000
23/08/2006	INGIM	Buy of Units on ASX	$	29,587	5,117	5,117
24/08/2006	INGIM	Buy of Units on ASX	$	209,684	35,450	35,450
18/10/2006	INGIM	Buy of Units on ASX	$	99,000	15,000	15,000
25/10/2006	INGIM	Buy of Units on ASX	$	5,108	774	774
26/10/2006	INGIM	Buy of Units on ASX	$	4,006	604	604
26/10/2006	INGIM	Buy of Units on ASX	$	23,978	3,622	3,622
9/11/2006	INGIM	Buy of Units on ASX	$	30,746	4,698	4,698
14/11/2006	INGIM	Buy of Units on ASX	$	35,833	5,419	5,419
17/11/2006	INGIM	Sale of Units on ASX	$	61,161	- 9,000	- 9,000
22/11/2006	INGIM	Sale of Units on ASX	$	8,355	- 1,166	- 1,166
22/11/2006	INGIM	Sale of Units on ASX	$	41,779	- 5,834	- 5,834
5/12/2006	INGIM	Buy of Units on ASX	$	40,248	6,000	6,000
3/01/2007	INGIM	Buy of Units on ASX	$	59,680	8,282	8,282
4/01/2007	INGIM	Buy of Units on ASX	$	21,129	3,000	3,000
18/01/2007	INGIM	Buy of Units on ASX	$	10,161	1,453	1,453
18/01/2007	INGIM	Buy of Units on ASX	$	59,402	8,547	8,547
19/01/2007	INGIM	Buy of Units on ASX	$	6,203	889	889
19/01/2007	INGIM	Buy of Units on ASX	$	770	111	111
31/01/2007	INGIM	Buy of Units on ASX	$	98,447	13,359	13,359
31/01/2007	INGIM	Buy of Units on ASX	$	19,679	2,672	2,672
5/02/2007	INGIM	Buy of Units on ASX	$	21,704	3,000	3,000
18/07/2006	INGIM	Buy of Units on ASX	$	344,488	60,000	60,000
8/11/2006	INGIM	Buy of Units on ASX	$	4,726	722	722
5/12/2006	INGIM	Sale of Units on ASX	$	349,213	- 60,722	- 60,722
13/06/2006	INGFML	Sale of Units on ASX	$	2,360,000	- 400,000	- 400,000
13/06/2006	INGFML	Sale of Units on ASX	$	353,400	- 60,000	- 60,000

21/06/2006	INGFML	Sale of Units on ASX	$	567,150	- 95,000	- 95,000
23/06/2006	INGFML	Sale of Units on ASX	$	152,145	- 26,000	- 25,000
29/06/2006	INGFML	Sale of Units on ASX	$	232,217	- 38,272	- 38,272
30/06/2006	INGFML	Sale of Units on ASX	$	236,227	- 38,272	- 38,272
30/06/2006	INGFML	Buy of Units on ASX	$	238,344	39,809	39,809
7/07/2006	INGFML	Sale of Units on ASX	$	975,995	- 163,000	- 163,000
10/07/2006	INGFML	Buy of Units on ASX	$	119,000	20,000	20,000
10/07/2006	INGFML	Buy of Units on ASX	$	58,700	10,000	10,000
11/07/2006	INGFML	Sale of Units on ASX	$	473,356	- 80,000	- 80,000
12/07/2006	INGFML	Sale of Units on ASX	$	408,401	- 68,616	- 69,616
13/07/2006	INGFML	Sale of Units on ASX	$	558,587	- 94,384	- 94,384
18/07/2006	INGFML	Sale of Units on ASX	$	1,651,377	- 280,000	- 250,000
19/07/2006	INGFML	Sale of Units on ASX	$	193,583	- 33,791	- 33,791
19/07/2006	INGFML	Sale of Units on ASX	$	528,933	- 91,455	- 91,455
21/07/2006	INGFML	Sale of Units on ASX	$	395,335	- 68,754	- 68,754
25/07/2006	INGFML	Sale of Units on ASX	$	200,960	- 35,000	- 35,000
4/08/2006	INGFML	Sale of Units on ASX	$	1,586,322	- 259,000	- 269,000
9/08/2006	INGFML	Buy of Units on ASX	$	1,065,000	175,000	175,000
11/08/2006	INGFML	Sale of Units on ASX	$	2,075,584	- 328,000	- 328,000
16/08/2006	INGFML	Sale of Units on ASX	$	899,750	- 155,000	- 155,000
23/08/2006	INGFML	Buy of Units on ASX	$	545,632	94,387	94,367
24/08/2006	INGFML	Buy of Units on ASX	$	3,738,444	632,000	632,000
22/09/2006	INGFML	Buy of Units on ASX	$	632,000	100,000	100,000
25/09/2006	INGFML	Buy of Units on ASX	$	404,300	65,000	65,000
3/10/2006	INGFML	Sale of Units on ASX	$	65,775	- 10,000	- 10,000
18/10/2006	INGFML	Buy of Units on ASX	$	165,000	25,000	25,000
26/10/2006	INGFML	Buy of Units on ASX	$	107,309	16,259	16,259
26/10/2006	INGFML	Buy of Units on ASX	$	84,121	12,882	12,682
26/10/2006	INGFML	Buy of Units on ASX	$	503,511	76,059	76,059
9/11/2006	INGFML	Buy of Units on ASX	$	572,048	87,411	87,411
9/11/2006	INGFML	Sale of Units on ASX	$	101,100	- 15,000	- 15,000
14/11/2006	INGFML	Buy of Units on ASX	$	671,839	101,601	101,601
17/11/2006	INGFML	Sale of Units on ASX	$	1,080,808	- 159,000	- 159,000
22/11/2006	INGFML	Sale of Units on ASX	$	153,101	- 21,367	- 21,367
22/11/2006	INGFML	Sale of Units on ASX	$	765,041	- 106,833	- 106,833
5/12/2006	INGFML	Buy of Units on ASX	$	354,040	53,000	53,000
5/12/2006	INGFML	Buy of Units on ASX	$	348,802	52,000	52,000
11/12/2006	INGFML	Sale of Units on ASX	$	266,453	- 40,000	- 40,000
12/12/2006	INGFML	Buy of Units on ASX	$	305,725	45,000	45,000
3/01/2007	INGFML	Buy of Units on ASX	$	954,852	132,509	132,509
4/01/2007	INGFML	Buy of Units on ASX	$	253,545	38,000	38,000
18/01/2007	INGFML	Buy of Units on ASX	$	182,698	26,154	26,154
18/01/2007	INGFML	Buy of Units on ASX	$	1,069,250	153,846	153,846
19/01/2007	INGFML	Buy of Units on ASX	$	130,254	18,667	18,667
19/01/2007	INGFML	Buy of Units on ASX	$	16,191	2,333	2,333
24/01/2007	INGFML	Buy of Units on ASX	$	507,138	70,000	70,000
31/01/2007	INGFML	Buy of Units on ASX	$	1,766,086	242,368	242,368
31/01/2007	INGFML	Buy of Units on ASX	$	357,007	48,473	48,473
5/02/2007	INGFML	Buy of Units on ASX	$	159,166	22,000	22,000
13/06/2006	INGFML	Buy of Units on ASX	$	353,400	60,000	60,000
21/06/2006	INGFML	Sale of Units on ASX	$	359,200	- 60,000	- 60,000
29/06/2006	INGFML	Sale of Units on ASX	$	284,552	- 46,914	- 48,914
30/06/2006	INGFML	Sale of Units on ASX	$	289,582	- 48,913	- 48,913
7/07/2006	INGFML	Sale of Units on ASX	$	1,089,761	- 182,000	- 182,000
10/07/2006	INGFML	Buy of Units on ASX	$	1,249,500	210,000	210,000
12/07/2006	INGFML	Sale of Units on ASX	$	463,528	- 77,878	- 77,878
13/07/2006	INGFML	Sale of Units on ASX	$	633,974	- 107,122	- 107,122
18/07/2006	INGFML	Sale of Units on ASX	$	854,160	- 150,000	- 150,000
19/07/2006	INGFML	Sale of Units on ASX	$	226,489	- 39,539	- 39,539
19/07/2006	INGFML	Sale of Units on ASX	$	618,567	- 107,012	- 107,012
21/07/2006	INGFML	Sale of Units on ASX	$	462,581	- 80,449	- 80,449
25/07/2006	INGFML	Sale of Units on ASX	$	574,171	- 100,000	- 100,000
4/08/2006	INGFML	Sale of Units on ASX	$	1,208,515	- 200,000	- 200,000
9/08/2006	INGFML	Sale of Units on ASX	$	4,030,000	- 650,000	- 650,000
11/08/2006	INGFML	Sale of Units on ASX	$	2,146,192	- 339,000	- 339,000
16/08/2006	INGFML	Sale of Units on ASX	$	96,750	- 15,000	- 15,000
21/08/2006	INGFML	Buy of Units on ASX	$	1,836,307	285,000	285,000
23/08/2006	INGFML	Buy of Units on ASX	$	575,842	99,567	99,567
24/08/2006	INGFML	Buy of Units on ASX	$	2,857,806	480,000	480,000
25/09/2006	INGFML	Buy of Units on ASX	$	248,800	40,000	40,000
3/10/2006	INGFML	Sale of Units on ASX	$	920,848	- 140,000	- 140,000
13/10/2006	INGFML	Buy of Units on ASX	$	1,937,855	290,000	290,000
18/10/2006	INGFML	Buy of Units on ASX	$	297,000	45,000	45,000
19/10/2006	INGFML	Buy of Units on ASX	$	1,953,246	300,000	300,000
26/10/2006	INGFML	Sale of Units on ASX	$	330,000	- 50,000	- 50,000
9/11/2006	INGFML	Buy of Units on ASX	$	575,325	87,912	87,912
9/11/2006	INGFML	Buy of Units on ASX	$	337,000	50,000	50,000
14/11/2006	INGFML	Buy of Units on ASX	$	689,753	104,310	104,310
17/11/2006	INGFML	Sale of Units on ASX	$	1,121,594	- 165,000	- 165,000
22/11/2006	INGFML	Sale of Units on ASX	$	161,219	- 22,500	- 22,500
22/11/2006	INGFML	Sale of Units on ASX	$	805,623	- 112,500	- 112,500
5/12/2006	INGFML	Sale of Units on ASX	$	354,040	- 53,000	- 53,000
11/12/2006	INGFML	Sale of Units on ASX	$	166,533	- 25,000	- 25,000
3/01/2007	INGFML	Buy of Units on ASX	$	850,416	118,016	118,015
4/01/2007	INGFML	Buy of Units on ASX	$	380,317	54,000	54,000
18/01/2007	INGFML	Buy of Units on ASX	$	193,059	27,607	27,607
18/01/2007	INGFML	Buy of Units on ASX	$	1,128,631	162,393	162,393
19/01/2007	INGFML	Sale of Units on ASX	$	83,280	- 12,000	- 12,000
31/01/2007	INGFML	Buy of Units on ASX	$	970,392	131,679	131,679
31/01/2007	INGFML	Buy of Units on ASX	$	193,866	26,336	26,336
8/02/2007	INGFML	Sale of Units on ASX	$	258,900	- 35,000	- 35,000
13/06/2006	INGFML	Sale of Units on ASX	$	2,153,500	- 365,000	- 365,000

21/06/2006	INGFML	Sale of Units on ASX	$	1,194,000	- 200,000	- 200,000
23/06/2005	INGFML	Sale of Units on ASX	$	182,934	- 30,000	- 30,000
29/06/2006	INGFML	Sale of Units on ASX	$	119,852	- 19,753	- 19,753
30/06/2005	INGFML	Sale of Units on ASX	$	121,922	- 19,753	- 19,753
30/06/2006	INGFML	Buy of Units on ASX	$	328,302	54,805	54,806
7/07/2006	INGFML	Sale of Units on ASX	$	1,335,257	- 223,000	- 223,000
10/07/2006	INGFML	Sale of Units on ASX	$	104,125	- 17,500	- 17,500
10/07/2006	INGFML	Sale of Units on ASX	$	59,700	- 10,000	- 10,000
12/07/2006	INGFML	Sale of Units on ASX	$	568,742	- 93,875	- 93,875
13/07/2006	INGFML	Sale of Units on ASX	$	764,193	- 129,125	- 129,125
18/07/2006	INGFML	Sale of Units on ASX	$	2,277,761	- 400,000	- 400,000
19/07/2006	INGFML	Sale of Units on ASX	$	264,404	- 46,158	- 46,158
19/07/2006	INGFML	Sale of Units on ASX	$	719,782	- 124,926	- 124,926
21/07/2006	INGFML	Sale of Units on ASX	$	540,016	- 93,916	- 93,916
24/07/2006	INGFML	Sale of Units on ASX	$	1,537,731	- 270,000	- 270,000
25/07/2006	INGFML	Sale of Units on ASX	$	401,919	- 70,000	- 70,000
4/08/2006	INGFML	Sale of Units on ASX	$	2,074,319	- 343,000	- 343,000
9/08/2006	INGFML	Buy of Units on ASX	$	1,650,000	250,000	250,000
10/08/2006	INGFML	Sale of Units on ASX	$	500,572	- 80,000	- 80,000
11/08/2006	INGFML	Sale of Units on ASX	$	2,748,352	- 434,000	- 434,000
18/08/2006	INGFML	Sale of Units on ASX	$	1,322,250	- 205,000	- 206,000
23/08/2006	INGFML	Buy of Units on ASX	$	739,306	127,863	127,863
24/08/2006	INGFML	Buy of Units on ASX	$	4,936,599	835,000	835,000
21/09/2006	INGFML	Sale of Units on ASX	$	317,922	- 50,000	- 50,000
22/09/2006	INGFML	Sale of Units on ASX	$	632,000	- 100,000	- 100,000
25/09/2006	INGFML	Sale of Units on ASX	$	1,430,600	- 230,000	- 230,000
3/10/2006	INGFML	Sale of Units on ASX	$	427,637	- 65,000	- 65,000
18/10/2006	INGFML	Sale of Units on ASX	$	33,000	- 5,000	- 5,000
25/10/2006	INGFML	Sale of Units on ASX	$	822,685	- 125,000	- 125,000
25/10/2005	INGFML	Buy of Units on ASX	$	115,381	17,482	17,482
26/10/2006	INGFML	Buy of Units on ASX	$	90,449	13,638	13,636
26/10/2006	INGFML	Buy of Units on ASX	$	541,384	81,780	81,780
9/11/2006	INGFML	Buy of Units on ASX	$	731,867	111,902	111,802
9/11/2006	INGFML	Sale of Units on ASX	$	235,900	- 35,000	- 35,000
14/11/2005	INGFML	Buy of Units on ASX	$	716,628	108,374	108,374
17/11/2006	INGFML	Sale of Units on ASX	$	1,305,127	- 192,000	- 192,000
22/11/2006	INGFML	Sale of Units on ASX	$	184,026	- 25,683	- 25,693
22/11/2006	INGFML	Sale of Units on ASX	$	919,606	- 128,417	- 128,417
5/12/2006	INGFML	Buy of Units on ASX	$	603,696	90,000	90,000
3/01/2007	INGFML	Buy of Units on ASX	$	1,263,063	178,059	178,059
4/01/2007	INGFML	Buy of Units on ASX	$	331,017	47,000	47,000
18/01/2007	INGFML	Sale of Units on ASX	$	3,475,000	- 500,000	- 500,000
19/01/2007	INGFML	Buy of Units on ASX	$	471,391	67,556	67,556
19/01/2007	INGFML	Buy of Units on ASX	$	58,601	8,444	8,444
22/01/2007	INGFML	Sale of Units on ASX	$	497,478	- 70,000	- 70,000
31/01/2007	INGFML	Buy of Units on ASX	$	2,011,110	272,901	272,901
31/01/2007	INGFML	Buy of Units on ASX	$	401,985	54,580	54,580
5/02/2007	INGFML	Buy of Units on ASX	$	253,218	35,000	35,000
8/06/2006	ING NZ	Buy of Units on ASX	N/A		8,732	8,732
9/06/2006	ING NZ	Buy of Units on ASX	N/A		2,365	2,365
13/06/2006	ING NZ	Buy of Units on ASX	N/A		13,117	13,117
14/06/2006	ING NZ	Buy of Units on ASX	N/A		3,665	3,665
15/06/2006	ING NZ	Buy of Units on ASX	N/A		6,049	6,049
15/06/2006	ING NZ	Buy of Units on ASX	N/A		3,493	3,493
20/06/2006	ING NZ	Buy of Units on ASX	N/A		3,267	3,267
21/06/2005	ING NZ	Buy of Units on ASX	N/A		8,166	8,166
21/06/2006	ING NZ	Buy of Units on ASX	N/A		4,492	4,492
23/06/2006	ING NZ	Buy of Units on ASX	N/A		2,001	2,001
3/07/2006	ING NZ	Buy of Units on ASX	N/A		1,187	1,187
3/07/2006	ING NZ	Buy of Units on ASX	N/A		2,967	2,967
3/07/2006	ING NZ	Buy of Units on ASX	N/A		1,484	1,484
5/07/2006	ING NZ	Buy of Units on ASX	N/A		1,536	1,536
18/07/2006	ING NZ	Buy of Units on ASX	N/A		994	994
2/08/2006	ING NZ	Buy of Units on ASX	N/A		2,453	2,453
2/08/2006	ING NZ	Buy of Units on ASX	N/A		7,904	7,904
15/08/2006	ING NZ	Buy of Units on ASX	N/A		194	194
16/08/2006	ING NZ	Buy of Units on ASX	N/A		4,554	4,554
24/08/2006	ING NZ	Buy of Units on ASX	N/A		13,989	13,989
24/08/2006	ING NZ	Buy of Units on ASX	N/A		20,155	20,155
24/08/2006	ING NZ	Buy of Units on ASX	N/A		1,255	1,255
24/08/2006	ING NZ	Buy of Units on ASX	N/A		126	126
24/08/2006	ING NZ	Buy of Units on ASX	N/A		28,464	28,464
25/08/2006	ING NZ	Buy of Units on ASX	N/A		1,088	1,088
8/09/2006	ING NZ	Buy of Units on ASX	N/A		958	958
8/09/2006	ING NZ	Buy of Units on ASX	N/A		4,421	4,421
11/09/2006	ING NZ	Buy of Units on ASX	N/A		6,521	6,521
12/09/2006	ING NZ	Buy of Units on ASX	N/A		5,400	5,400
9/11/2006	ING NZ	Buy of Units on ASX	N/A		1,591	1,591
21/06/2006	ING NZ	Sale of Units on ASX	N/A		- 81,500	- 81,500
3/07/2006	ING NZ	Sale of Units on ASX	N/A		- 50,000	- 50,000
19/07/2006	ING NZ	Sale of Units on ASX	N/A		- 13,800	- 13,800
8/08/2006	ING NZ	Sale of Units on ASX	N/A		- 100,000	- 100,000
17/08/2006	ING NZ	Sale of Units on ASX	N/A		- 3,230	- 3,230
24/10/2006	ING NZ	Sale of Units on ASX	N/A		- 1,100	- 1,100
6/11/2006	ING NZ	Sale of Units on ASX	N/A		- 5,100	- 5,100
16/11/2006	ING NZ	Sale of Units on ASX	N/A		- 8,100	- 8,100
28/11/2006	ING NZ	Sale of Units on ASX	N/A		- 5,800	- 5,800
6/12/2006	ING NZ	Sale of Units on ASX	N/A		- 12,600	- 12,600
14/12/2006	ING NZ	Sale of Units on ASX	N/A		- 7,525	- 7,525
14/12/2006	ING NZ	Sale of Units on ASX	N/A		- 714	- 714
14/12/2006	ING NZ	Sale of Units on ASX	N/A		- 152,290	- 152,290
10/01/2007	ING NZ	Sale of Units on ASX	N/A		- 960	- 960

11/01/2007	ING NZ	Sale of Units on ASX	N/A		- 240	- 240
29/01/2007	ING NZ	Sale of Units on ASX	N/A		- 2,900	- 2,900
30/01/2007	ING NZ	Sale of Units on ASX	N/A		- 6,600	- 6,600
8/06/2006	CLARION	Buy of Units on ASX	$	1,779,748	300,000	300,000
13/06/2006	CLARION	Buy of Units on ASX	$	109,506	25,100	25,100
13/06/2006	CLARION	Buy of Units on ASX	$	10,059	1,700	1,700
13/06/2006	CLARION	Buy of Units on ASX	$	4,734	800	800
13/06/2006	CLARION	Buy of Units on ASX	$	131,363	30,000	30,000
14/06/2006	CLARION	Buy of Units on ASX	$	15,660	2,700	2,700
14/06/2006	CLARION	Buy of Units on ASX	$	12,910	3,000	3,000
15/06/2006	CLARION	Buy of Units on ASX	$	279,116	63,000	63,000
15/06/2006	CLARION	Buy of Units on ASX	$	57,154	13,000	13,000
16/06/2006	CLARION	Buy of Units on ASX	$	265,792	60,000	60,000
19/06/2006	CLARION	Buy of Units on ASX	$	1,810,936	300,000	300,000
19/06/2006	CLARION	Buy of Units on ASX	$	13,405	3,000	3,000
21/06/2006	CLARION	Buy of Units on ASX	$	38,253	8,700	8,700
21/06/2006	CLARION	Buy of Units on ASX	$	11,028	2,500	2,500
3/07/2006	CLARION	Buy of Units on ASX	$	39,329	9,000	9,000
5/07/2006	CLARION	Buy of Units on ASX	$	44,590	10,000	10,000
6/07/2006	CLARION	Buy of Units on ASX	$	368,740	82,000	82,000
6/07/2006	CLARION	Buy of Units on ASX	$	38,102	8,500	8,500
8/07/2006	CLARION	Buy of Units on ASX	$	44,724	10,000	10,000
6/07/2006	CLARION	Buy of Units on ASX	$	63,463	14,000	14,000
10/07/2006	CLARION	Buy of Units on ASX	$	158,465	35,000	35,000
18/07/2006	CLARION	Buy of Units on ASX	$	38,725	8,700	8,700
18/07/2006	CLARION	Buy of Units on ASX	$	43,236	10,000	10,000
19/07/2006	CLARION	Buy of Units on ASX	$	21,430	4,900	4,900
21/07/2006	CLARION	Buy of Units on ASX	$	1,033,924	180,000	180,000
21/07/2006	CLARION	Buy of Units on ASX	$	43,367	10,000	10,000
21/07/2006	CLARION	Buy of Units on ASX	$	91,904	16,000	16,000
24/07/2006	CLARION	Buy of Units on ASX	$	30,231	7,000	7,000
25/07/2006	CLARION	Buy of Units on ASX	$	26,674	5,000	5,000
26/07/2006	CLARION	Buy of Units on ASX	$	238,529	55,000	55,000
26/07/2006	CLARION	Buy of Units on ASX	$	39,398	7,000	7,000
27/07/2006	CLARION	Buy of Units on ASX	$	2,177,584	375,000	375,000
31/07/2006	CLARION	Buy of Units on ASX	$	29,722	5,000	5,000
31/07/2006	CLARION	Buy of Units on ASX	$	17,833	3,000	3,000
3/08/2006	CLARION	Buy of Units on ASX	$	253,610	53,900	53,900
3/08/2006	CLARION	Buy of Units on ASX	$	154,591	25,200	25,200
4/08/2006	CLARION	Buy of Units on ASX	$	230,468	49,800	49,800
4/08/2006	CLARION	Buy of Units on ASX	$	26,579	5,700	5,700
8/08/2006	CLARION	Buy of Units on ASX	$	176,282	37,700	37,700
9/08/2006	CLARION	Buy of Units on ASX	$	8,477	2,000	2,000
11/08/2006	CLARION	Buy of Units on ASX	$	144,793	30,000	30,000
15/08/2006	CLARION	Buy of Units on ASX	$	438,484	90,000	90,000
16/08/2006	CLARION	Buy of Units on ASX	$	45,909	9,300	9,300
18/08/2006	CLARION	Buy of Units on ASX	$	14,802	3,000	3,000
22/08/2006	CLARION	Buy of Units on ASX	$	162,818	33,100	33,100
22/08/2006	CLARION	Buy of Units on ASX	$	9,809	2,000	2,000
23/08/2006	CLARION	Buy of Units on ASX	$	31,667	6,500	6,500
24/08/2006	CLARION	Buy of Units on ASX	$	3,357,869	748,700	748,700
24/08/2006	CLARION	Buy of Units on ASX	$	60,903	13,600	13,600
24/08/2006	CLARION	Buy of Units on ASX	$	187,203	41,800	41,800
24/08/2006	CLARION	Buy of Units on ASX	$	28,306	6,300	6,300
24/08/2006	CLARION	Buy of Units on ASX	$	1,380,455	235,200	235,200
24/08/2006	CLARION	Buy of Units on ASX	$	71,551	16,900	16,900
24/08/2006	CLARION	Buy of Units on ASX	$	60,206	13,400	13,400
24/08/2006	CLARION	Buy of Units on ASX	$	49,423	11,000	11,000
24/08/2006	CLARION	Buy of Units on ASX	$	79,526	17,700	17,700
24/08/2006	CLARION	Buy of Units on ASX	$	222,753	49,500	49,500
24/08/2006	CLARION	Buy of Units on ASX	$	432,396	96,000	96,000
24/08/2006	CLARION	Buy of Units on ASX	$	311,235	69,100	69,100
24/08/2006	CLARION	Buy of Units on ASX	$	17,903	4,000	4,000
24/08/2006	CLARION	Buy of Units on ASX	$	63,058	14,000	14,000
24/08/2006	CLARION	Buy of Units on ASX	$	62,607	13,900	13,900
24/08/2006	CLARION	Buy of Units on ASX	$	23,535	5,100	5,100
24/08/2006	CLARION	Buy of Units on ASX	$	117,261	26,100	26,100
24/08/2006	CLARION	Buy of Units on ASX	$	1,291,269	287,100	287,100
24/09/2006	CLARION	Buy of Units on ASX	$	216,372	36,500	36,500
24/08/2006	CLARION	Buy of Units on ASX	$	506,415	88,000	88,000
24/08/2006	CLARION	Buy of Units on ASX	$	106,186	18,300	18,300
24/08/2006	CLARION	Buy of Units on ASX	$	249,478	42,200	42,200
24/08/2006	CLARION	Buy of Units on ASX	$	92,242	15,600	15,600
24/08/2006	CLARION	Buy of Units on ASX	$	1,857,150	415,900	415,900
24/08/2006	CLARION	Buy of Units on ASX	$	161,619	36,000	36,000
24/08/2006	CLARION	Buy of Units on ASX	$	273,406	60,900	60,900
24/08/2006	CLARION	Buy of Units on ASX	$	109,368	18,500	18,500
24/08/2006	CLARION	Buy of Units on ASX	$	361,211	61,100	61,100
24/08/2006	CLARION	Buy of Units on ASX	$	62,993	14,000	14,000
24/08/2006	CLARION	Buy of Units on ASX	$	68,392	15,200	15,200
24/08/2006	CLARION	Buy of Units on ASX	$	71,542	15,900	15,900
24/08/2006	CLARION	Buy of Units on ASX	$	148,369	32,600	32,600
24/08/2006	CLARION	Buy of Units on ASX	$	2,070,857	460,200	460,200
24/08/2006	CLARION	Buy of Units on ASX	$	59,709	10,100	10,100
24/08/2006	CLARION	Buy of Units on ASX	$	81,772	18,200	18,200
24/08/2006	CLARION	Buy of Units on ASX	$	162,881	36,200	36,200
24/08/2006	CLARION	Buy of Units on ASX	$	124,148	21,000	21,000
24/08/2006	CLARION	Buy of Units on ASX	$	242,375	41,100	41,100
24/08/2006	CLARION	Buy of Units on ASX	$	17,523	3,900	3,900
24/08/2006	CLARION	Buy of Units on ASX	$	1,695,100	377,400	377,400
30/08/2006	CLARION	Buy of Units on ASX	$	204,448	42,600	42,600
30/08/2006	CLARION	Buy of Units on ASX	$	146,856	30,600	30,600

30/08/2006	CLARION	Buy of Units on ASX	$	61,910	12,900	12,900
30/08/2006	CLARION	Buy of Units on ASX	$	60,960	12,700	12,700
30/08/2006	CLARION	Buy of Units on ASX	$	43,634	9,100	9,100
30/08/2006	CLARION	Buy of Units on ASX	$	38,380	8,000	8,000
1/09/2006	CLARION	Buy of Units on ASX	$	19,838	4,000	4,000
5/09/2006	CLARION	Buy of Units on ASX	$	378,961	76,800	76,800
5/09/2006	CLARION	Buy of Units on ASX	$	147,538	29,900	29,900
5/09/2006	CLARION	Buy of Units on ASX	$	345,628	70,000	70,000
6/09/2006	CLARION	Buy of Units on ASX	$	149,659	30,700	30,700
6/09/2006	CLARION	Buy of Units on ASX	$	12,589	2,000	2,000
7/09/2006	CLARION	Buy of Units on ASX	$	51,875	11,000	11,000
8/09/2006	CLARION	Buy of Units on ASX	$	20,922	4,400	4,400
12/09/2006	CLARION	Buy of Units on ASX	$	48,927	10,400	10,400
12/09/2006	CLARION	Buy of Units on ASX	$	318,905	68,000	68,000
12/09/2006	CLARION	Buy of Units on ASX	$	235,214	37,700	37,700
14/09/2006	CLARION	Buy of Units on ASX	$	104,734	22,100	22,100
14/09/2006	CLARION	Buy of Units on ASX	$	57,825	12,200	12,200
14/09/2006	CLARION	Buy of Units on ASX	$	473,987	100,000	100,000
14/09/2006	CLARION	Buy of Units on ASX	$	71,098	15,000	15,000
15/09/2006	CLARION	Buy of Units on ASX	$	715,781	150,000	150,000
15/09/2006	CLARION	Buy of Units on ASX	$	334,031	70,000	70,000
15/09/2006	CLARION	Buy of Units on ASX	$	23,875	5,000	5,000
20/09/2006	CLARION	Buy of Units on ASX	$	1,473,683	227,000	227,000
20/09/2006	CLARION	Buy of Units on ASX	$	58,232	11,900	11,900
27/09/2006	CLARION	Buy of Units on ASX	$	71,242	15,000	15,000
28/09/2006	CLARION	Buy of Units on ASX	$	38,805	8,000	8,000
28/09/2006	CLARION	Buy of Units on ASX	$	22,140	3,400	3,400
29/09/2006	CLARION	Buy of Units on ASX	$	263,425	54,000	54,000
29/09/2006	CLARION	Buy of Units on ASX	$	97,588	20,000	20,000
29/09/2006	CLARION	Buy of Units on ASX	$	3,906,237	600,000	600,000
29/09/2006	CLARION	Buy of Units on ASX	$	183,593	28,200	28,200
3/10/2006	CLARION	Buy of Units on ASX	$	109,276	22,100	22,100
3/10/2006	CLARION	Buy of Units on ASX	$	83,923	17,000	17,000
6/10/2006	CLARION	Buy of Units on ASX	$	50,028	10,000	10,000
6/10/2006	CLARION	Buy of Units on ASX	$	50,028	10,000	10,000
9/10/2006	CLARION	Buy of Units on ASX	$	29,897	6,000	6,000
16/10/2006	CLARION	Buy of Units on ASX	$	85,345	17,000	17,000
17/10/2006	CLARION	Buy of Units on ASX	$	29,801	6,000	6,000
17/10/2006	CLARION	Buy of Units on ASX	$	322,250	65,000	65,000
19/10/2006	CLARION	Buy of Units on ASX	$	24,780	5,000	5,000
23/10/2006	CLARION	Buy of Units on ASX	$	129,324	25,000	25,000
25/10/2006	CLARION	Buy of Units on ASX	$	30,253	6,000	6,000
25/10/2006	CLARION	Buy of Units on ASX	$	502,964	100,000	100,000
25/10/2006	CLARION	Buy of Units on ASX	$	363,518	55,000	55,000
25/10/2006	CLARION	Buy of Units on ASX	$	10,098	2,000	2,000
25/10/2006	CLARION	Buy of Units on ASX	$	25,244	5,000	5,000
26/10/2006	CLARION	Buy of Units on ASX	$	61,232	12,000	12,000
27/10/2006	CLARION	Buy of Units on ASX	$	76,998	15,200	15,200
1/11/2006	CLARION	Buy of Units on ASX	$	31,027	6,000	6,000
2/11/2006	CLARION	Buy of Units on ASX	$	55,164	10,700	10,700
2/11/2006	CLARION	Buy of Units on ASX	$	67,383	13,000	13,000
2/11/2006	CLARION	Buy of Units on ASX	$	207,332	40,000	40,000
3/11/2006	CLARION	Buy of Units on ASX	$	27,332	5,300	5,300
3/11/2006	CLARION	Buy of Units on ASX	$	77,517	15,000	15,000
7/11/2006	CLARION	Buy of Units on ASX	$	13,025	2,500	2,500
8/11/2006	CLARION	Buy of Units on ASX	$	79,406	15,000	15,000
14/11/2006	CLARION	Buy of Units on ASX	$	127,945	25,000	25,000
15/11/2006	CLARION	Buy of Units on ASX	$	11,397	2,200	2,200
15/11/2006	CLARION	Buy of Units on ASX	$	159,034	30,700	30,700
15/11/2006	CLARION	Buy of Units on ASX	$	23,829	4,600	4,600
15/11/2006	CLARION	Buy of Units on ASX	$	47,659	9,200	9,200
15/11/2006	CLARION	Buy of Units on ASX	$	52,100	10,000	10,000
16/11/2006	CLARION	Buy of Units on ASX	$	104,615	20,000	20,000
16/11/2006	CLARION	Buy of Units on ASX	$	6,798,470	1,000,000	1,000,000
21/11/2006	CLARION	Buy of Units on ASX	$	428,349	80,000	80,000
29/11/2006	CLARION	Buy of Units on ASX	$	622,737	111,000	111,000
29/11/2006	CLARION	Buy of Units on ASX	$	67,323	12,000	12,000
30/11/2006	CLARION	Buy of Units on ASX	$	133,352	24,000	24,000
5/12/2006	CLARION	Buy of Units on ASX	$	633,768	120,000	120,000
5/12/2006	CLARION	Buy of Units on ASX	$	264,070	50,000	50,000
5/12/2006	CLARION	Buy of Units on ASX	$	105,628	20,000	20,000
5/12/2006	CLARION	Buy of Units on ASX	$	201,273	30,000	30,000
6/12/2006	CLARION	Buy of Units on ASX	$	64,415	12,300	12,300
7/12/2006	CLARION	Buy of Units on ASX	$	563,311	106,000	106,000
7/12/2006	CLARION	Buy of Units on ASX	$	193,530	37,000	37,000
7/12/2006	CLARION	Buy of Units on ASX	$	89,519	16,000	16,000
12/12/2006	CLARION	Buy of Units on ASX	$	1,337,408	250,000	250,000
12/12/2006	CLARION	Buy of Units on ASX	$	80,186	15,000	15,000
12/12/2006	CLARION	Buy of Units on ASX	$	107,005	20,000	20,000
12/12/2006	CLARION	Buy of Units on ASX	$	37,478	7,000	7,000
12/12/2006	CLARION	Buy of Units on ASX	$	3,391,419	500,000	500,000
28/12/2006	CLARION	Buy of Units on ASX	$	6,875,510	930,904	930,904
29/12/2006	CLARION	Buy of Units on ASX	$	186,784	24,400	24,400
29/12/2006	CLARION	Buy of Units on ASX	$	8,603,262	1,248,114	1,248,114
29/12/2006	CLARION	Buy of Units on ASX	$	12,183	1,600	1,600
3/01/2007	CLARION	Buy of Units on ASX	$	199,720	35,100	35,100
4/01/2007	CLARION	Buy of Units on ASX	$	64,280	11,600	11,600
4/01/2007	CLARION	Buy of Units on ASX	$	279,763	50,500	50,500
4/01/2007	CLARION	Buy of Units on ASX	$	126,620	23,200	23,200
4/01/2007	CLARION	Buy of Units on ASX	$	217,081	39,300	39,300
5/01/2007	CLARION	Buy of Units on ASX	$	111,685	20,000	20,000
5/01/2007	CLARION	Buy of Units on ASX	$	7,137,346	1,000,000	1,000,000

5/01/2007	CLARION	Buy of Units on ASX	$	42,824	6,000	6,000
8/01/2007	CLARION	Buy of Units on ASX	$	677,327	125,000	125,000
8/01/2007	CLARION	Buy of Units on ASX	$	109,487	20,000	20,000
10/01/2007	CLARION	Buy of Units on ASX	$	20,845	3,000	3,000
11/01/2007	CLARION	Buy of Units on ASX	$	55,846	8,000	8,000
11/01/2007	CLARION	Buy of Units on ASX	$	82,045	15,000	15,000
12/01/2007	CLARION	Buy of Units on ASX	$	48,719	7,000	7,000
12/01/2007	CLARION	Buy of Units on ASX	$	24,360	3,500	3,500
12/01/2007	CLARION	Buy of Units on ASX	$	138,344	25,000	25,000
12/01/2007	CLARION	Buy of Units on ASX	$	66,999	12,500	12,500
15/01/2007	CLARION	Buy of Units on ASX	$	409,950	75,000	75,000
17/01/2007	CLARION	Buy of Units on ASX	$	82,347	15,000	15,000
17/01/2007	CLARION	Buy of Units on ASX	$	24,334	3,500	3,500
19/01/2007	CLARION	Buy of Units on ASX	$	552,269	100,000	100,000
19/01/2007	CLARION	Buy of Units on ASX	$	110,454	20,000	20,000
19/01/2007	CLARION	Buy of Units on ASX	$	110,454	20,000	20,000
22/01/2007	CLARION	Buy of Units on ASX	$	89,637	14,000	14,000
23/01/2007	CLARION	Buy of Units on ASX	$	397,139	70,000	70,000
25/01/2007	CLARION	Buy of Units on ASX	$	577,350	80,000	80,000
25/01/2007	CLARION	Buy of Units on ASX	$	223,492	40,000	40,000
25/01/2007	CLARION	Buy of Units on ASX	$	559,091	100,000	100,000
29/01/2007	CLARION	Buy of Units on ASX	$	823,708	150,000	150,000
28/01/2007	CLARION	Buy of Units on ASX	$	651,616	120,000	120,000
29/01/2007	CLARION	Buy of Units on ASX	$	70,985	10,000	10,000
30/01/2007	CLARION	Buy of Units on ASX	$	224,358	40,000	40,000
31/01/2007	CLARION	Buy of Units on ASX	$	571,804	100,000	100,000
31/01/2007	CLARION	Buy of Units on ASX	$	114,321	20,000	20,000
31/01/2007	CLARION	Buy of Units on ASX	$	85,741	15,000	15,000
1/02/2007	CLARION	Buy of Units on ASX	$	67,913	9,200	9,200
2/02/2007	CLARION	Buy of Units on ASX	$	1,141	200	200
2/02/2007	CLARION	Buy of Units on ASX	$	179,611	31,300	31,300
2/02/2007	CLARION	Buy of Units on ASX	$	15,407	2,700	2,700
2/02/2007	CLARION	Buy of Units on ASX	$	45,661	8,000	8,000
2/02/2007	CLARION	Buy of Units on ASX	$	1,885,999	255,800	255,800
2/02/2007	CLARION	Buy of Units on ASX	$	44,238	6,000	6,000
5/02/2007	CLARION	Buy of Units on ASX	$	33,960	6,000	6,000
5/02/2007	CLARION	Buy of Units on ASX	$	7,923	1,400	1,400
5/02/2007	CLARION	Buy of Units on ASX	$	22,724	4,000	4,000
6/02/2007	CLARION	Buy of Units on ASX	$	477,113	65,000	65,000
6/02/2007	CLARION	Buy of Units on ASX	$	58,722	8,000	8,000
7/02/2007	CLARION	Buy of Units on ASX	$	585,269	100,000	100,000
7/02/2007	CLARION	Buy of Units on ASX	$	87,790	15,000	15,000
7/02/2007	CLARION	Buy of Units on ASX	$	561,391	75,000	75,000
8/02/2007	CLARION	Buy of Units on ASX	$	1,745,537	300,000	300,000
8/02/2007	CLARION	Buy of Units on ASX	$	290,923	50,000	50,000
8/02/2007	CLARION	Buy of Units on ASX	$	320,015	55,000	55,000
8/02/2007	CLARION	Buy of Units on ASX	$	74,491	10,000	10,000
9/02/2007	CLARION	Buy of Units on ASX	$	40,591	7,000	7,000
9/02/2007	CLARION	Buy of Units on ASX	$	110,767	19,100	19,100
9/02/2007	CLARION	Buy of Units on ASX	$	24,935	4,300	4,300
9/02/2007	CLARION	Buy of Units on ASX	$	22,036	3,800	3,800
9/02/2007	CLARION	Buy of Units on ASX	$	34,793	6,000	6,000
9/02/2007	CLARION	Buy of Units on ASX	$	42,911	7,400	7,400
29/06/2006	CLARION	Sale of Units on ASX	-$	7,634	- 1,700	- 1,700
12/07/2006	CLARION	Sale of Units on ASX	-$	1,491,636	- 250,000	- 250,000
17/08/2006	CLARION	Sale of Units on ASX	-$	142,631	- 22,100	- 22,100
11/09/2006	CLARION	Sale of Units on ASX	-$	11,225	- 1,800	- 1,800
12/09/2006	CLARION	Sale of Units on ASX	-$	12,124	- 2,600	- 2,600
4/10/2006	CLARION	Sale of Units on ASX	-$	161,202	- 33,000	- 33,000
20/10/2006	CLARION	Sale of Units on ASX	-$	32,909	- 6,700	- 6,700
20/10/2006	CLARION	Sale of Units on ASX	-$	15,718	- 3,200	- 3,200
23/10/2006	CLARION	Sale of Units on ASX	-$	18,748	- 2,900	- 2,900
1/12/2006	CLARION	Sale of Units on ASX	-$	20,390	- 2,800	- 2,900
7/12/2006	CLARION	Sale of Units on ASX	-$	38,470	- 5,800	- 5,800
11/12/2006	CLARION	Sale of Units on ASX	-$	2,619	- 500	- 500
8/01/2007	CLARION	Sale of Units on ASX	-$	377,644	- 70,000	- 70,000
16/01/2007	CLARION	Sale of Units on ASX	-$	547,807	- 101,000	- 101,000
16/01/2007	CLARION	Sale of Units on ASX	-$	36,736	- 5,300	- 5,300
29/01/2007	CLARION	Sale of Units on ASX	-$	1,151,028	- 210,000	- 210,000
29/01/2007	CLARION	Sale of Units on ASX	-$	55,871	- 10,200	- 10,200
26/09/2006	CLARION	Sale of Units on ASX	-$	605,206	- 97,300	- 97,300
31/01/2007	INGIM	Buy of Units on ASX	$	592,742	80,400	80,400
9/06/2006	INGIM	Buy of Units on ASX	$	13,989	2,365	2,365
13/06/2006	INGIM	Buy of Units on ASX	$	77,390	13,117	13,117
14/06/2006	INGIM	Buy of Units on ASX	$	21,416	3,685	3,685
15/06/2006	INGIM	Buy of Units on ASX	$	20,665	3,493	9,493
15/06/2006	INGIM	Buy of Units on ASX	$	35,939	6,049	6,049
20/06/2006	INGIM	Buy of Units on ASX	$	19,478	3,267	3,267
21/06/2006	INGIM	Buy of Units on ASX	$	26,817	4,492	4,492
21/06/2006	INGIM	Buy of Units on ASX	$	49,016	8,166	8,156
23/06/2006	INGIM	Buy of Units on ASX	$	12,202	2,001	2,001
3/07/2006	INGIM	Buy of Units on ASX	$	8,654	1,464	1,464
3/07/2006	INGIM	Buy of Units on ASX	$	6,898	1,167	1,167
3/07/2006	INGIM	Buy of Units on ASX	$	17,243	2,967	2,967
6/07/2006	INGIM	Buy of Units on ASX	$	9,088	1,536	1,536
19/07/2006	INGIM	Sale of Units on ASX	$	78,503	- 13,800	- 13,800
2/08/2006	INGIM	Buy of Units on ASX	$	47,619	7,904	7,904
2/08/2006	INGIM	Buy of Units on ASX	$	14,682	2,453	2,453
16/08/2006	INGIM	Buy of Units on ASX	$	29,373	4,554	4,554
23/08/2006	INGIM	Buy of Units on ASX	$	6,295	1,068	1,068
24/08/2006	INGIM	Buy of Units on ASX	$	82,700	13,989	13,989
8/09/2006	INGIM	Buy of Units on ASX	$	37,764	4,421	4,421

8/09/2006	INGIM	Buy of Units on ASX	$	6,011	958	958
11/09/2006	INGIM	Buy of Units on ASX	$	40,770	6,521	6,521
12/09/2006	INGIM	Buy of Units on ASX	$	33,686	5,400	5,400
6/11/2006	INGIM	Sale of Units on ASX	$	34,000	- 5,100	- 5,100
8/11/2006	INGIM	Buy of Units on ASX	$	10,413	1,591	1,591
16/11/2006	INGIM	Sale of Units on ASX	$	54,861	- 8,100	- 8,100
28/11/2006	INGIM	Sale of Units on ASX	$	40,804	- 5,800	- 5,800
8/12/2006	INGIM	Sale of Units on ASX	$	83,497	- 12,600	- 12,600
10/01/2007	INGIM	Sale of Units on ASX	$	6,665	- 960	- 960
11/01/2007	INGIM	Sale of Units on ASX	$	1,672	- 240	- 240
29/01/2007	INGIM	Sale of Units on ASX	$	20,470	- 2,900	- 2,900
30/01/2007	INGIM	Sale of Units on ASX	$	47,246	- 6,600	- 6,600
9/06/2006	INGIM	Buy of Units on ASX	$	5,324	900	900
13/06/2006	INGIM	Buy of Units on ASX	$	25,069	4,249	4,249
14/06/2006	INGIM	Buy of Units on ASX	$	6,924	1,193	1,193
15/06/2006	INGIM	Buy of Units on ASX	$	6,698	1,131	1,131
15/06/2006	INGIM	Buy of Units on ASX	$	11,640	1,959	1,959
20/06/2006	INGIM	Buy of Units on ASX	$	6,308	1,058	1,058
21/06/2006	INGIM	Buy of Units on ASX	$	8,686	1,455	1,455
21/06/2006	INGIM	Buy of Units on ASX	$	15,977	2,645	2,645
23/06/2006	INGIM	Buy of Units on ASX	$	3,951	648	648
3/07/2006	INGIM	Buy of Units on ASX	$	2,403	412	412
3/07/2006	INGIM	Buy of Units on ASX	$	1,906	328	328
3/07/2006	INGIM	Buy of Units on ASX	$	4,783	823	823
5/07/2006	INGIM	Buy of Units on ASX	$	5,917	1,000	1,000
2/08/2006	INGIM	Buy of Units on ASX	$	2,597	432	432
2/08/2006	INGIM	Buy of Units on ASX	$	801	134	134
16/08/2006	INGIM	Buy of Units on ASX	$	5,089	789	789
23/08/2006	INGIM	Buy of Units on ASX	$	1,921	332	332
24/08/2006	INGIM	Buy of Units on ASX	$	25,288	4,274	4,274
4/09/2006	INGIM	Sale of Units on ASX	$	235,068	- 38,463	- 38,463
9/06/2006	INGIM	Buy of Units on ASX	$	100,399	16,973	16,973
13/06/2006	INGIM	Buy of Units on ASX	$	565,308	94,120	94,120
14/06/2006	INGIM	Buy of Units on ASX	$	153,655	26,438	26,438
15/06/2006	INGIM	Buy of Units on ASX	$	148,438	25,065	25,065
15/06/2006	INGIM	Buy of Units on ASX	$	257,886	43,403	43,403
16/06/2006	INGIM	Buy of Units on ASX	$	52,904	8,889	8,889
16/06/2006	INGIM	Buy of Units on ASX	$	33,927	5,700	5,700
20/06/2006	INGIM	Buy of Units on ASX	$	125,296	21,015	21,015
21/06/2006	INGIM	Buy of Units on ASX	$	172,503	28,895	28,895
21/06/2006	INGIM	Buy of Units on ASX	$	315,358	52,537	52,537
23/06/2006	INGIM	Buy of Units on ASX	$	78,491	12,872	12,872
3/07/2006	INGIM	Buy of Units on ASX	$	64,091	10,988	10,988
3/07/2006	INGIM	Buy of Units on ASX	$	51,092	8,791	8,791
3/07/2006	INGIM	Buy of Units on ASX	$	127,722	21,976	21,976
5/07/2006	INGIM	Buy of Units on ASX	$	67,350	11,393	11,393
6/07/2006	INGIM	Buy of Units on ASX	$	21,789	3,688	3,688
2/08/2006	INGIM	Buy of Units on ASX	$	295,547	49,157	49,157
2/08/2006	INGIM	Buy of Units on ASX	$	91,189	15,255	15,255
16/08/2006	INGIM	Buy of Units on ASX	$	211,289	32,758	32,758
23/08/2006	INGIM	Buy of Units on ASX	$	46,212	7,992	7,992
24/08/2006	INGIM	Buy of Units on ASX	$	675,689	113,951	113,951
8/09/2006	INGIM	Buy of Units on ASX	$	195,514	31,131	31,131
8/09/2006	INGIM	Buy of Units on ASX	$	42,321	6,745	6,745
11/09/2006	INGIM	Buy of Units on ASX	$	287,135	45,924	45,924
12/09/2006	INGIM	Buy of Units on ASX	$	275,107	44,100	44,100
9/11/2006	INGIM	Buy of Units on ASX	$	84,736	12,948	12,948
9/11/2006	INGIM	Sale of Units on ASX	$	168,664	- 25,000	- 25,000
16/11/2006	INGIM	Sale of Units on ASX	$	318,312	- 47,000	- 47,000
28/11/2006	INGIM	Sale of Units on ASX	$	354,558	- 50,400	- 50,400
9/01/2007	INGIM	Sale of Units on ASX	$	144,028	- 20,600	- 20,600
10/01/2007	INGIM	Sale of Units on ASX	$	312,800	- 45,051	- 45,051
11/01/2007	INGIM	Sale of Units on ASX	$	78,357	- 11,249	- 11,249
29/01/2007	INGIM	Sale of Units on ASX	$	209,635	- 29,700	- 29,700
30/01/2007	INGIM	Sale of Units on ASX	$	408,011	- 57,000	- 57,000
3/07/2006	INGIM	Buy of Units on ASX	$	6,357	1,090	1,090
3/07/2006	INGIM	Buy of Units on ASX	$	5,074	873	873
3/07/2006	INGIM	Buy of Units on ASX	$	12,687	2,183	2,183
5/07/2006	INGIM	Buy of Units on ASX	$	6,692	1,131	1,131
19/07/2006	INGIM	Sale of Units on ASX	$	31,180	- 5,400	- 5,400
1/08/2006	INGIM	Sale of Units on ASX	$	78,446	- 13,200	- 13,200
23/08/2006	INGIM	Buy of Units on ASX	$	4,949	856	856
8/09/2006	INGIM	Buy of Units on ASX	$	68,240	10,800	10,800
15/09/2006	INGIM	Sale of Units on ASX	$	16,930	- 2,700	- 2,700
22/09/2006	INGIM	Sale of Units on ASX	$	30,034	- 4,800	- 4,800
11/10/2006	INGIM	Sale of Units on ASX	$	22,262	- 3,300	- 3,300
9/11/2006	INGIM	Buy of Units on ASX	$	4,946	756	756
10/11/2006	INGIM	Sale of Units on ASX	$	48,024	- 7,366	- 7,366
10/11/2006	INGIM	Sale of Units on ASX	$	106,313	- 16,035	- 16,035
10/11/2006	INGIM	Sale of Units on ASX	$	23,819	- 3,600	- 3,600
24/11/2006	INGIM	Sale of Units on ASX	$	44,827	- 6,300	- 6,300
29/11/2006	INGIM	Sale of Units on ASX	$	21,207	- 3,000	- 3,000
9/06/2006	INGL	Buy of Units on ASX	$	20,047	3,389	3,389
13/06/2006	INGL	Buy of Units on ASX	$	110,867	18,791	18,791
14/06/2006	INGL	Buy of Units on ASX	$	30,876	5,278	5,278
15/06/2006	INGL	Buy of Units on ASX	$	29,634	5,004	5,004
15/06/2006	INGL	Buy of Units on ASX	$	51,484	8,665	8,665
20/06/2006	INGL	Buy of Units on ASX	$	27,903	4,680	4,680
21/06/2006	INGL	Buy of Units on ASX	$	38,411	6,434	6,434
21/06/2006	INGL	Buy of Units on ASX	$	70,224	11,699	11,699
23/06/2006	INGL	Buy of Units on ASX	$	17,476	2,866	2,866
3/07/2006	INGL	Buy of Units on ASX	$	12,725	2,182	2,182

3/07/2006	INGL	Buy of Units on ASX	$	10,148	1,746	1,746
3/07/2006	INGL	Buy of Units on ASX	$	25,369	4,385	4,365
5/07/2006	INGL	Buy of Units on ASX	$	13,378	2,261	2,261
2/08/2006	INGL	Buy of Units on ASX	$	89,340	11,533	11,533
2/08/2006	INGL	Buy of Units on ASX	$	21,394	3,578	3,679
16/08/2006	INGL	Buy of Units on ASX	$	37,010	5,738	5,738
23/08/2006	INGL	Buy of Units on ASX	$	9,111	1,575	1,575
8/09/2006	INGL	Buy of Units on ASX	$	66,496	10,588	10,588
8/09/2006	INGL	Buy of Units on ASX	$	14,394	2,294	2,294
11/09/2006	INGL	Buy of Units on ASX	$	97,650	15,618	15,618
12/09/2006	INGL	Buy of Units on ASX	$	39,501	6,300	6,300
9/11/2006	INGL	Buy of Units on ASX	$	15,774	2,410	2,410
9/11/2006	INGL	Sale of Units on ASX	$	2,024	- 300	- 300
16/11/2006	INGL	Sale of Units on ASX	$	62,385	- 9,300	- 9,300
28/11/2006	INGL	Sale of Units on ASX	$	52,761	- 7,500	- 7,500
9/01/2007	INGL	Sale of Units on ASX	$	79,705	- 11,400	- 11,400
10/01/2007	INGL	Sale of Units on ASX	$	58,337	- 8,402	- 8,402
11/01/2007	INGL	Sale of Units on ASX	$	14,614	- 2,098	- 2,098
29/01/2007	INGL	Sale of Units on ASX	$	42,350	- 6,000	- 6,000
30/01/2007	INGL	Sale of Units on ASX	$	66,718	- 9,600	- 9,600
9/06/2006	INGL	Buy of Units on ASX	$	17,284	2,822	2,822
13/06/2006	INGL	Buy of Units on ASX	$	95,592	16,202	16,202
14/06/2006	INGL	Buy of Units on ASX	$	26,450	4,551	4,551
15/06/2006	INGL	Buy of Units on ASX	$	25,554	4,315	4,315
15/06/2006	INGL	Buy of Units on ASX	$	44,390	7,471	7,471
20/06/2006	INGL	Buy of Units on ASX	$	24,057	4,036	4,036
21/06/2006	INGL	Buy of Units on ASX	$	33,122	5,648	5,648
21/06/2006	INGL	Buy of Units on ASX	$	60,548	10,087	10,087
23/06/2006	INGL	Buy of Units on ASX	$	15,090	2,473	2,473
3/07/2006	INGL	Buy of Units on ASX	$	11,052	1,895	1,895
3/07/2006	INGL	Buy of Units on ASX	$	9,811	1,516	1,516
3/07/2006	INGL	Buy of Units on ASX	$	22,027	3,790	3,790
5/07/2006	INGL	Buy of Units on ASX	$	11,620	1,964	1,964
2/08/2006	INGL	Buy of Units on ASX	$	60,772	10,108	10,108
2/08/2006	INGL	Buy of Units on ASX	$	18,752	3,137	3,137
16/08/2006	INGL	Buy of Units on ASX	$	31,721	4,918	4,918
23/08/2006	INGL	Buy of Units on ASX	$	7,856	1,358	1,358
8/09/2006	INGL	Buy of Units on ASX	$	57,396	9,139	9,139
8/09/2006	INGL	Buy of Units on ASX	$	12,423	1,980	1,980
11/09/2006	INGL	Buy of Units on ASX	$	84,288	13,481	13,481
12/09/2006	INGL	Buy of Units on ASX	$	33,887	5,400	5,400
9/11/2006	INGL	Buy of Units on ASX	$	13,620	2,081	2,081
9/11/2006	INGL	Sale of Units on ASX	$	2,024	- 300	- 300
16/11/2006	INGL	Sale of Units on ASX	$	52,826	- 7,800	- 7,800
28/11/2006	INGL	Sale of Units on ASX	$	46,540	- 6,900	- 6,900
20/12/2006	INGL	Sale of Units on ASX	$	59,182	- 8,400	- 8,400
9/01/2007	INGL	Sale of Units on ASX	$	44,047	- 6,300	- 6,300
10/01/2007	INGL	Sale of Units on ASX	$	46,339	- 6,962	- 6,962
11/01/2007	INGL	Sale of Units on ASX	$	12,106	- 1,738	- 1,738
29/01/2007	INGL	Sale of Units on ASX	$	33,680	- 4,800	- 4,800
30/01/2007	INGL	Sale of Units on ASX	$	57,981	- 8,100	- 8,100
9/06/2006	INGL	Buy of Units on ASX	$	61,536	10,403	10,403
13/06/2006	INGL	Buy of Units on ASX	$	340,353	57,687	57.687
14/06/2006	INGL	Buy of Units on ASX	$	94,178	16,204	16,204
15/06/2006	INGL	Buy of Units on ASX	$	90,981	15,363	15,363
15/06/2006	INGL	Buy of Units on ASX	$	158,054	26,601	26,601
16/06/2006	INGL	Buy of Units on ASX	$	32,425	5,449	5,448
16/06/2006	INGL	Buy of Units on ASX	$	20,797	3,494	3,494
20/06/2006	INGL	Buy of Units on ASX	$	76,793	12,880	12,880
21/06/2006	INGL	Buy of Units on ASX	$	105,735	17,711	17,711
21/06/2006	INGL	Buy of Units on ASX	$	193,289	32,201	32,201
23/06/2006	INGL	Buy of Units on ASX	$	46,106	7,889	7,889
3/07/2006	INGL	Buy of Units on ASX	$	39,523	6,777	6,777
3/07/2006	INGL	Buy of Units on ASX	$	31,506	5,421	5,421
3/07/2006	INGL	Buy of Units on ASX	$	78,774	13,554	13,554
5/07/2006	INGL	Buy of Units on ASX	$	41,641	7,021	7,021
6/07/2006	INGL	Buy of Units on ASX	$	13,441	2,275	2,275
2/08/2006	INGL	Buy of Units on ASX	$	207,250	34,471	34,471
2/08/2006	INGL	Buy of Units on ASX	$	63,943	10,697	10,697
16/08/2006	INGL	Buy of Units on ASX	$	112,791	17,487	17,487
23/08/2006	INGL	Buy of Units on ASX	$	28,323	4,898	4,898
8/09/2006	INGL	Buy of Units on ASX	$	206,583	33,212	33,212
8/09/2006	INGL	Buy of Units on ASX	$	45,151	7,196	7,196
11/09/2006	INGL	Buy of Units on ASX	$	306,317	48,992	48,992
12/09/2006	INGL	Buy of Units on ASX	$	123,518	19,800	19,800
9/11/2006	INGL	Buy of Units on ASX	$	49,123	7,506	7,506
9/11/2006	INGL	Sale of Units on ASX	$	10,119	- 1,500	- 1,500
16/11/2006	INGL	Sale of Units on ASX	$	193,019	- 28,500	- 28,500
28/11/2006	INGL	Sale of Units on ASX	$	177,278	- 25,200	- 25,200
9/01/2007	INGL	Sale of Units on ASX	$	216,042	- 30,900	- 30,900
10/01/2007	INGL	Sale of Units on ASX	$	181,684	- 28,167	- 28,167
11/01/2007	INGL	Sale of Units on ASX	$	46,507	- 6,533	- 6,533
29/01/2007	INGL	Sale of Units on ASX	$	149,226	- 21,000	- 21,000
30/01/2007	INGL	Sale of Units on ASX	$	214,743	- 30,000	- 30,000
9/06/2006	INGL	Buy of Units on ASX	$	745,073	125,959	125,959
13/06/2006	INGL	Buy of Units on ASX	$	4,150,892	703,541	703,541
14/06/2006	INGL	Buy of Units on ASX	$	1,146,163	197,210	197,210
15/06/2006	INGL	Buy of Units on ASX	$	1,106,512	185,851	185,881
15/06/2006	INGL	Buy of Units on ASX	$	1,929,133	324,511	324,511
16/06/2006	INGL	Buy of Units on ASX	$	395,757	66,495	66,495
16/06/2006	INGL	Buy of Units on ASX	$	253,819	42,643	42,643
20/06/2006	INGL	Buy of Units on ASX	$	932,953	156,478	156,478

21/06/2006	INGL	Buy of Units on ASX	$	1,288,619	215,849	215,849
21/06/2006	INGL	Buy of Units on ASX	$	2,353,444	393,738	393,738
23/06/2006	INGL	Buy of Units on ASX	$	588,230	96,466	96,466
3/07/2006	INGL	Buy of Units on ASX	$	478,382	82,028	82,028
3/07/2006	INGL	Buy of Units on ASX	$	381,394	65,823	65,823
3/07/2006	INGL	Buy of Units on ASX	$	953,481	164,057	164,057
5/07/2006	INGL	Buy of Units on ASX	$	499,411	84,407	84,407
6/07/2006	INGL	Buy of Units on ASX	$	162,868	27,567	27,567
2/08/2006	INGL	Buy of Units on ASX	$	2,086,497	347,038	347,038
2/08/2006	INGL	Buy of Units on ASX	$	643,756	107,694	107,694
16/08/2006	INGL	Buy of Units on ASX	$	1,531,976	237,500	237,500
23/08/2006	INGL	Buy of Units on ASX	$	344,684	59,613	59,613
24/08/2006	INGL	Buy of Units on ASX	$	5,001,278	845,940	845,940
8/08/2006	INGL	Buy of Units on ASX	$	1,419,001	225,943	225,943
8/09/2006	INGL	Buy of Units on ASX	$	307,159	48,954	48,954
11/09/2006	INGL	Buy of Units on ASX	$	2,053,941	333,303	333,303
12/09/2006	INGL	Buy of Units on ASX	$	2,017,464	323,400	323,400
9/11/2006	INGL	Buy of Units on ASX	$	627,374	95,865	95,865
9/11/2006	INGL	Sale of Units on ASX	$	997,754	- 147,900	- 147,900
16/11/2006	INGL	Sale of Units on ASX	$	2,274,912	- 335,900	- 335,900
28/11/2006	INGL	Sale of Units on ASX	$	2,627,516	- 373,500	- 373,500
9/01/2007	INGL	Sale of Units on ASX	$	929,888	- 133,000	- 133,000
10/01/2007	INGL	Sale of Units on ASX	$	2,287,965	- 330,963	- 330,963
11/01/2007	INGL	Sale of Units on ASX	$	575,824	- 82,837	- 82,837
29/01/2007	INGL	Sale of Units on ASX	$	1,339,684	- 189,800	- 189,800
30/01/2007	INGL	Sale of Units on ASX	$	3,114,487	- 435,100	- 435,100
8/06/2006	INGL	Buy of Units on ASX	$	121,646	20,548	20,548
13/06/2006	INGL	Buy of Units on ASX	$	672,252	113,941	113,941
14/06/2006	INGL	Buy of Units on ASX	$	186,021	32,007	32,007
15/06/2006	INGL	Buy of Units on ASX	$	179,695	30,343	30,343
15/06/2006	INGL	Buy of Units on ASX	$	312,181	52,541	52,541
16/06/2006	INGL	Buy of Units on ASX	$	64,046	10,761	10,761
16/06/2006	INGL	Buy of Units on ASX	$	41,076	6,901	6,901
20/06/2006	INGL	Buy of Units on ASX	$	151,678	25,440	25,440
21/06/2006	INGL	Buy of Units on ASX	$	208,837	34,981	34,981
21/06/2006	INGL	Buy of Units on ASX	$	381,764	63,600	63,600
23/06/2006	INGL	Buy of Units on ASX	$	95,016	15,582	15,582
3/07/2006	INGL	Buy of Units on ASX	$	77,985	13,372	13,372
3/07/2006	INGL	Buy of Units on ASX	$	62,170	10,697	10,697
3/07/2006	INGL	Buy of Units on ASX	$	155,427	26,743	26,743
5/07/2006	INGL	Buy of Units on ASX	$	81,964	13,853	13,853
6/07/2006	INGL	Buy of Units on ASX	$	26,515	4,488	4,488
2/08/2006	INGL	Buy of Units on ASX	$	360,738	60,000	60,000
2/08/2006	INGL	Buy of Units on ASX	$	111,297	18,619	18,619
16/08/2006	INGL	Buy of Units on ASX	$	258,284	40,044	40,044
23/08/2006	INGL	Buy of Units on ASX	$	55,944	9,675	9,675
24/08/2006	INGL	Buy of Units on ASX	$	817,850	138,335	138,335
8/08/2006	INGL	Buy of Units on ASX	$	240,770	38,337	38,337
8/09/2006	INGL	Buy of Units on ASX	$	52,122	8,307	8,307
11/09/2006	INGL	Buy of Units on ASX	$	353,610	56,556	56,556
12/09/2006	INGL	Buy of Units on ASX	$	326,133	52,600	52,600
9/11/2006	INGL	Buy of Units on ASX	$	102,796	15,707	15,707
9/11/2006	INGL	Sale of Units on ASX	$	271,195	- 40,200	- 40,200
16/11/2006	INGL	Sale of Units on ASX	$	369,783	- 54,600	- 54,600
28/11/2006	INGL	Sale of Units on ASX	$	440,382	- 62,600	- 62,600
9/01/2007	INGL	Sale of Units on ASX	$	218,741	- 31,000	- 31,000
10/01/2007	INGL	Sale of Units on ASX	$	365,582	- 52,653	- 52,653
11/01/2007	INGL	Sale of Units on ASX	$	91,578	- 13,147	- 13,147
29/01/2007	INGL	Sale of Units on ASX	$	237,868	- 33,700	- 33,700
30/01/2007	INGL	Sale of Units on ASX	$	510,372	- 71,300	- 71,300
3/07/2006	INGL	Buy of Units on ASX	$	32,822	5,628	5,628
3/07/2006	INGL	Buy of Units on ASX	$	26,165	4,502	4,502
3/07/2006	INGL	Buy of Units on ASX	$	65,419	11,256	11,256
5/07/2006	INGL	Buy of Units on ASX	$	34,500	5,831	5,831
6/07/2006	INGL	Buy of Units on ASX	$	11,160	1,889	1,889
26/07/2006	INGL	Buy of Units on ASX	$	306,354	54,600	54,600
23/08/2006	INGL	Buy of Units on ASX	$	21,914	3,790	3,790
8/09/2006	INGL	Buy of Units on ASX	$	208,511	33,000	33,000
3/11/2006	INGL	Sale of Units on ASX	$	87,600	- 13,200	- 13,200
9/11/2006	INGL	Buy of Units on ASX	$	34,591	5,285	5,285
10/11/2006	INGL	Sale of Units on ASX	$	351,381	- 52,786	- 52,786
10/11/2006	INGL	Sale of Units on ASX	$	761,889	- 114,914	- 114,914
28/11/2006	INGL	Sale of Units on ASX	$	86,429	- 12,300	- 12,300
8/06/2006	INGIM	Buy of Units on ASX	$	25,375	4,290	4,290
13/06/2006	INGIM	Buy of Units on ASX	$	140,349	23,788	23,788
14/06/2006	INGIM	Buy of Units on ASX	$	38,833	6,682	6,682
15/06/2006	INGIM	Buy of Units on ASX	$	37,515	6,335	6,335
15/06/2006	INGIM	Buy of Units on ASX	$	65,171	10,969	10,969
16/06/2006	INGIM	Buy of Units on ASX	$	13,373	2,247	2,247
20/06/2006	INGIM	Buy of Units on ASX	$	33,095	5,551	5,551
21/06/2006	INGIM	Buy of Units on ASX	$	45,563	7,632	7,632
21/06/2006	INGIM	Buy of Units on ASX	$	83,294	13,877	13,877
23/06/2006	INGIM	Buy of Units on ASX	$	20,733	3,400	3,400
3/07/2006	INGIM	Buy of Units on ASX	$	17,752	3,044	3,044
3/07/2006	INGIM	Buy of Units on ASX	$	14,151	2,435	2,435
3/07/2006	INGIM	Buy of Units on ASX	$	35,375	6,087	6,087
5/07/2006	INGIM	Buy of Units on ASX	$	18,654	3,153	3,153
6/07/2006	INGIM	Buy of Units on ASX	$	6,038	1,022	1,022
18/07/2006	INGIM	Sale of Units on ASX	$	206,353	- 36,100	- 36,100
1/08/2006	INGIM	Buy of Units on ASX	$	103,858	17,400	17,400
4/08/2006	INGIM	Buy of Units on ASX	$	73,436	12,100	12,100
16/08/2006	INGIM	Buy of Units on ASX	$	137,811	21,300	21,300

23/08/2006	INGIM	Buy of Units on ASX	$	11,547	1,997	1,997
28/08/2006	INGIM	Buy of Units on ASX	$	36,448	5,900	5,900
13/09/2006	INGIM	Buy of Units on ASX	$	170,356	27,800	27,800
26/10/2006	INGIM	Sale of Units on ASX	$	1,548,405	- 233,898	- 233,898
9/06/2006	INGIM	Buy of Units on ASX	$	80,062	13,535	13,535
13/06/2006	INGIM	Buy of Units on ASX	$	442,830	75,056	75,056
14/06/2006	INGIM	Buy of Units on ASX	$	122,538	21,084	21,084
15/06/2006	INGIM	Buy of Units on ASX	$	118,371	19,988	19,988
16/06/2006	INGIM	Buy of Units on ASX	$	205,647	34,611	34,611
16/06/2006	INGIM	Buy of Units on ASX	$	42,185	7,088	7,088
16/06/2006	INGIM	Buy of Units on ASX	$	27,059	4,546	4,546
20/06/2006	INGIM	Buy of Units on ASX	$	99,915	16,756	16,756
21/06/2006	INGIM	Buy of Units on ASX	$	137,567	23,043	23,043
21/06/2006	INGIM	Buy of Units on ASX	$	251,484	41,896	41,896
23/06/2006	INGIM	Buy of Units on ASX	$	82,594	10,265	10,265
3/07/2006	INGIM	Buy of Units on ASX	$	54,424	9,332	9,332
3/07/2006	INGIM	Buy of Units on ASX	$	43,392	7,466	7,466
3/07/2006	INGIM	Buy of Units on ASX	$	108,479	18,665	18,665
5/07/2006	INGIM	Buy of Units on ASX	$	57,203	9,668	9,668
6/07/2006	INGIM	Buy of Units on ASX	$	18,504	3,132	3,132
2/08/2006	INGIM	Buy of Units on ASX	$	368,530	61,296	61,296
2/08/2006	INGIM	Buy of Units on ASX	$	113,700	19,021	19,021
16/08/2006	INGIM	Buy of Units on ASX	$	225,776	35,004	35,004
23/08/2006	INGIM	Buy of Units on ASX	$	36,862	6,374	6,374
24/08/2006	INGIM	Buy of Units on ASX	$	565,722	95,689	95,689
8/09/2006	INGIM	Buy of Units on ASX	$	158,887	25,299	25,299
8/09/2006	INGIM	Buy of Units on ASX	$	34,390	5,481	5,481
11/09/2006	INGIM	Buy of Units on ASX	$	233,339	37,320	37,320
12/09/2006	INGIM	Buy of Units on ASX	$	233,935	37,500	37,500
8/11/2006	INGIM	Sale of Units on ASX	$	83,652	- 12,400	- 12,400
8/11/2006	INGIM	Buy of Units on ASX	$	71,448	10,918	10,918
16/11/2006	INGIM	Sale of Units on ASX	$	263,454	- 38,900	- 38,900
29/11/2006	INGIM	Sale of Units on ASX	$	285,615	- 40,600	- 40,600
9/01/2007	INGIM	Sale of Units on ASX	$	102,078	- 14,600	- 14,600
10/01/2007	INGIM	Sale of Units on ASX	$	258,351	- 37,209	- 37,209
11/01/2007	INGIM	Sale of Units on ASX	$	64,718	- 9,291	- 9,291
29/01/2007	INGIM	Sale of Units on ASX	$	170,813	- 24,200	- 24,200
30/01/2007	INGIM	Sale of Units on ASX	$	357,905	- 50,000	- 50,000
9/06/2006	INGIM	Buy of Units on ASX	$	5,323	900	900
13/06/2006	INGIM	Buy of Units on ASX	$	13,570	2,300	2,300
14/06/2006	INGIM	Buy of Units on ASX	$	5,812	1,000	1,000
15/06/2006	INGIM	Buy of Units on ASX	$	5,922	1,000	1,000
15/06/2006	INGIM	Buy of Units on ASX	$	5,884	987	987
20/06/2006	INGIM	Buy of Units on ASX	$	5,982	1,000	1,000
21/06/2006	INGIM	Buy of Units on ASX	$	5,970	1,000	1,000
21/06/2006	INGIM	Buy of Units on ASX	$	3,199	533	533
23/06/2006	INGIM	Buy of Units on ASX	$	799	151	151
16/08/2006	INGIM	Buy of Units on ASX	$	6,069	941	941
23/08/2006	INGIM	Buy of Units on ASX	$	2,066	361	361
8/09/2006	INGIM	Buy of Units on ASX	$	12,598	2,000	2,000
12/09/2006	INGIM	Buy of Units on ASX	$	24,326	3,900	3,900
12/10/2006	INGIM	Sale of Units on ASX	$	60,883	- 9,200	- 9,200
20/10/2006	INGIM	Sale of Units on ASX	$	42,144	- 6,500	- 6,500
9/11/2006	INGIM	Buy of Units on ASX	$	2,959	452	452
9/01/2007	INGIM	Sale of Units on ASX	$	20,976	- 3,000	- 3,000
10/01/2007	INGIM	Sale of Units on ASX	$	8,999	- 1,440	- 1,440
11/01/2007	INGIM	Sale of Units on ASX	$	2,508	- 360	- 360
2/02/2007	INGIM	Sale of Units on ASX	$	19,238	- 2,500	- 2,500
21/07/2006	INGIM	Buy of Units on ASX	$	348,959	60,000	60,000
23/08/2006	INGIM	Buy of Units on ASX	$	10,313	1,763	1,763
4/09/2006	INGIM	Sale of Units on ASX	$	321,408	- 50,000	- 50,000
9/11/2006	INGIM	Buy of Units on ASX	$	12,740	1,948	1,948
27/06/2006	INGIM	Sale of Units on ASX	$	91,856	- 15,000	- 15,000
23/08/2006	INGIM	Buy of Units on ASX	$	8,594	1,486	1,486
9/11/2006	INGIM	Buy of Units on ASX	$	8,760	1,341	1,341
5/12/2006	INGIM	Buy of Units on ASX	$	349,213	60,722	60,722
11/01/2007	INGIM	Sale of Units on ASX	$	173,904	- 25,000	- 25,000
9/06/2006	INGFML	Buy of Units on ASX	$	10,304	1,742	1,742
13/06/2006	INGFML	Buy of Units on ASX	$	56,982	9,658	9,658
14/06/2006	INGFML	Buy of Units on ASX	$	15,768	2,713	2,713
15/06/2006	INGFML	Buy of Units on ASX	$	15,232	2,572	2,572
16/06/2006	INGFML	Buy of Units on ASX	$	26,464	4,454	4,454
20/06/2006	INGFML	Buy of Units on ASX	$	14,339	2,405	2,405
21/06/2006	INGFML	Buy of Units on ASX	$	19,743	3,307	3,307
21/06/2006	INGFML	Buy of Units on ASX	$	36,100	6,014	6,014
23/06/2006	INGFML	Buy of Units on ASX	$	8,952	1,473	1,473
3/07/2006	INGFML	Buy of Units on ASX	$	61,289	10,509	10,509
3/07/2006	INGFML	Buy of Units on ASX	$	48,866	8,408	8,408
3/07/2006	INGFML	Buy of Units on ASX	$	122,180	21,019	21,019
5/07/2006	INGFML	Buy of Units on ASX	$	64,421	10,898	10,898
6/07/2006	INGFML	Buy of Units on ASX	$	20,944	3,528	3,528
26/07/2006	INGFML	Buy of Units on ASX	$	269,322	48,000	48,000
22/08/2006	INGFML	Sale of Units on ASX	$	387,275	- 80,600	- 80,600
23/08/2006	INGFML	Buy of Units on ASX	$	44,734	7,736	7,736
8/09/2006	INGFML	Buy of Units on ASX	$	786,552	124,800	124,800
9/11/2006	INGFML	Buy of Units on ASX	$	64,866	9,927	9,927
10/11/2006	INGFML	Sale of Units on ASX	$	657,006	- 103,211	- 103,211
10/11/2006	INGFML	Sale of Units on ASX	$	1,489,706	- 224,689	- 224,689
3/07/2006	INGFML	Buy of Units on ASX	$	6,701	1,149	1,149
3/07/2006	INGFML	Buy of Units on ASX	$	5,341	919	919
3/07/2006	INGFML	Buy of Units on ASX	$	13,350	2,297	2,297
5/07/2006	INGFML	Buy of Units on ASX	$	7,041	1,190	1,190

23/08/2005	INGFML	Buy of Units on ASX	$	4,877	843	843
8/09/2006	INGFML	Buy of Units on ASX	$	56,867	9,000	9,000
9/11/2006	INGFML	Buy of Units on ASX	$	6,799	1,038	1,038
10/11/2006	INGFML	Sale of Units on ASX	$	72,913	- 10,954	- 10,954
10/11/2006	INGFML	Sale of Units on ASX	$	158,101	- 23,848	- 23,848
9/06/2006	INGFML	Buy of Units on ASX	$	5,324	900	900
13/06/2006	INGFML	Buy of Units on ASX	$	19,747	3,347	3,347
14/06/2006	INGFML	Buy of Units on ASX	$	5,812	1,000	1,000
15/08/2006	INGFML	Buy of Units on ASX	$	5,922	1,000	1,000
15/06/2006	INGFML	Buy of Units on ASX	$	9,097	1,531	1,531
20/06/2006	INGFML	Buy of Units on ASX	$	5,962	1,000	1,000
21/06/2006	INGFML	Buy of Units on ASX	$	6,316	1,068	1,068
21/06/2006	INGFML	Buy of Units on ASX	$	11,549	1,924	1,924
23/06/2006	INGFML	Buy of Units on ASX	$	2,872	471	471
3/07/2006	INGFML	Buy of Units on ASX	$	19,257	3,202	3,202
3/07/2006	INGFML	Buy of Units on ASX	$	15,355	2,642	2,642
3/07/2006	INGFML	Buy of Units on ASX	$	38,362	6,604	6,604
5/07/2006	INGFML	Buy of Units on ASX	$	20,241	3,421	3,421
6/07/2006	INGFML	Buy of Units on ASX	$	6,546	1,108	1,108
26/07/2006	INGFML	Buy of Units on ASX	$	79,113	14,100	14,100
23/08/2006	INGFML	Buy of Units on ASX	$	13,809	2,388	2,388
8/09/2006	INGFML	Buy of Units on ASX	$	217,989	34,500	34,500
9/11/2006	INGFML	Buy of Units on ASX	$	21,178	3,236	3,236
10/11/2006	INGFML	Sale of Units on ASX	$	218,843	- 32,577	- 32,577
10/11/2006	INGFML	Sale of Units on ASX	$	470,225	- 70,923	- 70,923
9/06/2006	INGFML	Buy of Units on ASX	$	183,697	31,055	31,055
13/06/2006	INGFML	Buy of Units on ASX	$	1,016,016	172,206	172,206
14/06/2006	INGFML	Buy of Units on ASX	$	281,133	48,372	48,372
15/06/2006	INGFML	Buy of Units on ASX	$	271,588	45,860	45,860
15/06/2006	INGFML	Buy of Units on ASX	$	471,827	79,410	79,410
16/06/2006	INGFML	Buy of Units on ASX	$	96,792	16,263	16,263
16/06/2006	INGFML	Buy of Units on ASX	$	62,075	10,429	10,429
20/06/2006	INGFML	Buy of Units on ASX	$	229,247	38,450	38,450
21/06/2006	INGFML	Buy of Units on ASX	$	315,628	52,869	52,869
21/06/2006	INGFML	Buy of Units on ASX	$	576,998	96,125	96,125
23/06/2006	INGFML	Buy of Units on ASX	$	143,603	23,550	23,550
3/07/2006	INGFML	Buy of Units on ASX	$	94,116	16,138	16,138
3/07/2006	INGFML	Buy of Units on ASX	$	75,032	12,910	12,910
3/07/2006	INGFML	Buy of Units on ASX	$	187,585	32,276	32,276
5/07/2006	INGFML	Buy of Units on ASX	$	98,921	16,719	16,719
6/07/2006	INGFML	Buy of Units on ASX	$	32,004	5,417	5,417
12/07/2006	INGFML	Buy of Units on ASX	$	686,611	114,700	114,700
2/08/2006	INGFML	Buy of Units on ASX	$	538,377	89,546	89,546
2/08/2006	INGFML	Buy of Units on ASX	$	166,106	27,789	27,789
16/08/2006	INGFML	Buy of Units on ASX	$	583,338	90,440	90,440
23/08/2006	INGFML	Buy of Units on ASX	$	84,551	14,623	14,623
28/08/2006	INGFML	Buy of Units on ASX	$	1,371,795	221,900	221,900
8/09/2006	INGFML	Buy of Units on ASX	$	373,782	59,513	59,513
8/09/2006	INGFML	Buy of Units on ASX	$	80,909	12,895	12,895
11/09/2006	INGFML	Buy of Units on ASX	$	548,910	87,792	87,792
12/09/2006	INGFML	Buy of Units on ASX	$	668,118	107,100	107,100
9/11/2006	INGFML	Buy of Units on ASX	$	169,483	25,746	25,746
9/11/2006	INGFML	Sale of Units on ASX	$	395,324	- 58,600	- 58,600
16/11/2006	INGFML	Sale of Units on ASX	$	813,388	- 120,100	- 120,100
15/12/2006	INGFML	Sale of Units on ASX	$	333,238	- 48,500	- 48,500
9/01/2007	INGFML	Sale of Units on ASX	$	1,411,612	- 201,900	- 201,900
10/01/2007	INGFML	Sale of Units on ASX	$	579,490	- 83,461	- 83,461
11/01/2007	INGFML	Sale of Units on ASX	$	145,158	- 20,839	- 20,839
30/01/2007	INGFML	Sale of Units on ASX	$	591,976	- 82,700	- 82,700
3/07/2006	INGFML	Buy of Units on ASX	$	343,271	58,800	58,800
23/08/2006	INGFML	Buy of Units on ASX	$	20,625	3,567	3,567
8/09/2006	INGFML	Buy of Units on ASX	$	253,231	40,200	40,200
31/10/2006	INGFML	Sale of Units on ASX	$	273,163	- 41,000	- 41,000
9/11/2006	INGFML	Buy of Units on ASX	$	31,702	4,844	4,844
29/11/2006	INGFML	Sale of Units on ASX	$	78,700	- 11,200	- 11,200
10/01/2007	INGFML	Sale of Units on ASX	$	336,563	- 48,800	- 48,800
11/01/2007	INGFML	Sale of Units on ASX	$	85,575	- 12,300	- 12,300
12/01/2007	INGFML	Sale of Units on ASX	$	170,340	- 24,600	- 24,600
22/01/2007	INGFML	Sale of Units on ASX	$	265,463	- 37,600	- 37,600
9/06/2006	INGFML	Buy of Units on ASX	$	14,534	2,457	2,457
13/06/2006	INGFML	Buy of Units on ASX	$	80,378	13,623	13,623
14/06/2006	INGFML	Buy of Units on ASX	$	22,242	3,827	3,827
15/06/2006	INGFML	Buy of Units on ASX	$	21,485	3,628	3,628
15/06/2006	INGFML	Buy of Units on ASX	$	37,325	6,282	6,282
20/06/2006	INGFML	Buy of Units on ASX	$	20,230	3,393	3,393
21/06/2006	INGFML	Buy of Units on ASX	$	27,850	4,665	4,665
21/06/2006	INGFML	Buy of Units on ASX	$	50,920	8,483	8,483
23/06/2006	INGFML	Buy of Units on ASX	$	12,665	2,077	2,077
16/08/2006	INGFML	Buy of Units on ASX	$	45,234	7,013	7,013
23/08/2006	INGFML	Buy of Units on ASX	$	12,488	2,159	2,159
8/09/2006	INGFML	Buy of Units on ASX	$	153,703	24,400	24,400
12/09/2006	INGFML	Buy of Units on ASX	$	118,516	19,000	19,000
12/10/2006	INGFML	Sale of Units on ASX	$	302,415	- 45,700	- 45,700
20/10/2006	INGFML	Sale of Units on ASX	$	313,802	- 48,400	- 48,400
9/11/2006	INGFML	Buy of Units on ASX	$	18,443	2,818	2,818
9/01/2007	INGFML	Sale of Units on ASX	$	169,198	- 24,200	- 24,200
10/01/2007	INGFML	Sale of Units on ASX	$	80,562	- 11,603	- 11,603
11/01/2007	INGFML	Sale of Units on ASX	$	20,180	- 2,897	- 2,897
9/06/2006	INGFML	Buy of Units on ASX	$	462,995	78,272	78,272
13/06/2006	INGFML	Buy of Units on ASX	$	2,580,771	434,029	434,029
14/06/2006	INGFML	Buy of Units on ASX	$	708,574	121,918	121,918
15/06/2006	INGFML	Buy of Units on ASX	$	684,508	115,585	115,585

15/06/2006	INGFML	Buy of Units on ASX	$ 1,169,193	200,145	200,145
16/06/2006	INGFML	Buy of Units on ASX	$ 243,959	40,390	40,390
16/06/2006	INGFML	Buy of Units on ASX	$ 156,465	26,267	26,267
20/06/2006	INGFML	Buy of Units on ASX	$ 577,791	96,909	96,909
21/06/2006	INGFML	Buy of Units on ASX	$ 795,503	133,250	133,250
21/06/2006	INGFML	Buy of Units on ASX	$ 1,454,283	242,273	242,273
23/06/2006	INGFML	Buy of Units on ASX	$ 351,547	59,357	59,357
3/07/2006	INGFML	Buy of Units on ASX	$ 296,466	50,835	50,835
3/07/2006	INGFML	Buy of Units on ASX	$ 236,358	40,688	40,688
3/07/2006	INGFML	Buy of Units on ASX	$ 590,889	101,669	101,669
5/07/2006	INGFML	Buy of Units on ASX	$ 311,603	52,665	52,665
6/07/2006	INGFML	Buy of Units on ASX	$ 100,810	17,063	17,063
11/07/2006	INGFML	Sale of Units on ASX	$ 1,558,708	- 264,700	- 264,700
2/08/2006	INGFML	Buy of Units on ASX	$ 1,827,829	304,015	304,015
2/08/2006	INGFML	Buy of Units on ASX	$ 563,947	94,343	94,343
16/08/2006	INGFML	Buy of Units on ASX	$ 1,146,900	177,914	177,914
23/08/2006	INGFML	Buy of Units on ASX	$ 213,102	36,856	36,856
24/08/2006	INGFML	Buy of Units on ASX	$ 3,043,381	514,772	514,772
6/09/2006	INGFML	Buy of Units on ASX	$ 1,020,035	162,417	162,417
8/09/2006	INGFML	Buy of Units on ASX	$ 220,797	35,190	35,190
11/09/2006	INGFML	Buy of Units on ASX	$ 1,498,029	239,593	239,593
12/09/2006	INGFML	Buy of Units on ASX	$ 1,226,442	196,400	196,400
21/09/2006	INGFML	Sale of Units on ASX	$ 729,605	- 114,800	- 114,800
9/11/2006	INGFML	Buy of Units on ASX	$ 373,843	57,094	57,094
9/11/2006	INGFML	Sale of Units on ASX	$ 407,467	- 60,400	- 60,400
16/11/2006	INGFML	Sale of Units on ASX	$ 1,348,422	- 199,100	- 199,100
28/11/2006	INGFML	Sale of Units on ASX	$ 1,728,462	- 245,700	- 245,700
9/01/2007	INGFML	Sale of Units on ASX	$ 667,701	- 95,600	- 95,600
10/01/2007	INGFML	Sale of Units on ASX	$ 1,361,770	- 196,129	- 196,129
11/01/2007	INGFML	Sale of Units on ASX	$ 341,117	- 48,971	- 48,971
29/01/2007	INGFML	Sale of Units on ASX	$ 1,004,410	- 142,300	- 142,300
30/01/2007	INGFML	Sale of Units on ASX	$ 1,848,652	- 258,400	- 258,400
9/06/2006	INGFML	Buy of Units on ASX	$ 25,968	4,390	4,390
13/06/2006	INGFML	Buy of Units on ASX	$ 143,636	24,345	24,345
14/06/2006	INGFML	Buy of Units on ASX	$ 39,742	6,838	6,838
15/06/2006	INGFML	Buy of Units on ASX	$ 38,393	6,483	6,483
15/06/2006	INGFML	Buy of Units on ASX	$ 66,701	11,226	11,226
16/06/2006	INGFML	Buy of Units on ASX	$ 13,663	2,299	2,299
20/06/2006	INGFML	Buy of Units on ASX	$ 33,871	5,681	5,681
21/06/2006	INGFML	Buy of Units on ASX	$ 46,632	7,811	7,811
21/06/2006	INGFML	Buy of Units on ASX	$ 85,249	14,202	14,202
23/06/2006	INGFML	Buy of Units on ASX	$ 21,214	3,479	3,479
3/07/2006	INGFML	Buy of Units on ASX	$ 173,996	29,835	29,835
3/07/2006	INGFML	Buy of Units on ASX	$ 138,718	23,868	23,868
3/07/2006	INGFML	Buy of Units on ASX	$ 346,790	59,669	59,669
5/07/2006	INGFML	Buy of Units on ASX	$ 182,879	30,909	30,909
6/07/2006	INGFML	Buy of Units on ASX	$ 59,164	10,014	10,014
23/08/2006	INGFML	Buy of Units on ASX	$ 125,692	21,738	21,738
6/09/2006	INGFML	Buy of Units on ASX	$ 2,236,758	354,000	354,000
9/11/2006	INGFML	Buy of Units on ASX	$ 185,703	28,376	28,376
10/11/2006	INGFML	Sale of Units on ASX	$ 1,951,018	- 293,107	- 293,107
10/11/2006	INGFML	Sale of Units on ASX	$ 4,230,608	- 638,093	- 638,093

ANNEXURE 'C'

Present relevant interests

This is the annexure marked 'C' of [illegible] page referred to in the Notice of 604 a Change of Interests of Substantial shareholder signed by me on: 20-02-2007

S S Rouvray
Secretary, ING Australia Holdings Limited

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
ING Group	ANZ Nominees Limited	ING Life Limited	Relevant interest arising pursuant to section 608(1) of the Corporations Act	146,110	146,110
ING Group	ANZ Nominees Limited	ING Funds Management Limited as Responsible Entity	As above	10,707,827	10,707,827
ING Group	Citicorp Nominees Pty Limited	ING Investment Management Limited as Fund Manager	As above	146,379	146,379
ING Group	ANZ Nominees Limited	ING Life Limited	As above	19,017,576	19,017,576
ING Group	J P Morgan Nominees Australia Limited	ING Funds Management Limited as Responsible Entity	As above	22,244,276	22,244,276
ING Group	J P Morgan Nominees Australia Limited	ING Investment Management Limited as Fund Manager	As above	60,400	60,400
ING Group	J P Morgan Nominees Australia Limited	ING Investment Management Limited as Fund Manager	As above	91,523	91,523
ING Group	Citicorp Nominees Pty Limited	ING Investment Management Limited as Fund Manager	As above	690,989	690,989
ING Group	Citicorp Nominees Pty Limited	ING Investment Management Limited as Fund Manager	As above	451,851	451,851
ING Group	J P Morgan Nominees Australia Limited	ING Investment Management Limited as Fund Manager	As above	15,022	15,022
ING Group	Cogent Nominees Pty Limited	ING Investment Management Limited as Fund Manager	As above	802,956	802,956
ING Group	ANZ Nominees Limited	ING Investment Management Limited as Fund Manager	As above	23,958	23,958
ING Group	ING Investment Management Limited	ING Investment Management Limited as Fund Manager	As above	163,729	163,729
ING Group	ING Investment Management Limited	ING Investment Management Limited as Fund Manager	As above	146,549	146,549
ING Group	ING (NZ) Limited	ING (NZ) Limited	As above	1,659,443	1,659,443
ING Group	ING Clarion Real Estate Securities	ING Clarion Real Estate Securities	As above	45,313,580	45,313,580
				101,708,178	101,708,178

ANNEXURE "C"

ING Group

Name	Address	Abbreviation*
ING Group N.V. and its related bodies corporate	ING House, Amstelveenseweg 500 1081 KL Amsterdam Netherlands	ING Group
ING Australia Holdings Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Holdings
ING Investment Management Limited (Formerly Mercantile Mutual Investment Management Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Investment Management
ING Management Limited	Level 6 , 345 George Street, Sydney NSW 2000	ING Management Limited
ING Real Estate International Investments III BV	ING Real Estate International Schenkkard 65 The Netherlands	ING Real Estate Investment Management Australia Pty Limited
ANZ Managed Investments C/- ANZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ANZ Nominees
ANZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ANZ Nominees Limited
Cogent Nominees Pty Limited	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	Cogent Nominees Pty Limited (BNP Nominees)
Citicorp Nominees Pty Limited	GPO Box 764G Melbourne VIC 3001	Citicorp Nominees
J P Morgan Nominees Australia Limited	Locked Bag 7 Royal Exchange Sydney NSW 2001	J P Morgan Nominees Australia Limited
National Nominees Limited	Level 5 South 271 Collins Street Melbourne VIC 3000	National Nominees Limited
Premier Nominees NO 1 Account Limited	No.1 Account C/- Armstrong Jones (New Zealand Limited PO Box 7149 Wellesley Street Auckland 1035 New Zealand	Premier Nominees Limited
RBC Global Services Australia Nominees Pty Limited	GPO Box 5430 Sydney NSW 2000	RBC Global Services

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Macquarie Goodman Group Limited**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gregory Leith Goodman
Date of last notice	23 November 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect – Gregory Goodman 12,024,666 Indirect – Goodman Holdings Pty Ltd 133,350,176 Indirect – Craig Goodman 2,112,795
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gregory Goodman is a director and ultimate beneficiary of Goodman Holdings Pty Limited. Goodman Holdings Pty Limited and its wholly owned subsidiaries hold the relevant interest in Macquarie Goodman Group. Craig Goodman is Gregory Goodman's brother.
Date of change	15 February 2007
No. of securities held prior to change	146,728,407 stapled securities
Class	Ordinary
Number acquired	759,230 - Goodman Holdings Pty Limited
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,220,769
No. of securities held after change	147,487,637

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Securities under Macquarie Goodman's Dividend Reinvestment Plan for the quarter ended 31 December 2006 – 759,230

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Patrick Ledger Goodman
Date of last notice	23 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Indirect – Gregory Goodman 12,024,666 Indirect – Goodman Holdings Pty Limited 133,350,176 Indirect – Craig Goodman 2,112,795
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Patrick Goodman is a director and ultimate beneficiary of Goodman Holdings Pty Limited. Goodman Holdings Pty Limited and its wholly owned subsidiaries hold the relevant interest in Macquarie Goodman Group. Greg Goodman and Craig Goodman are Patrick Goodman's brothers.
Date of change	15 February 2007
No. of securities held prior to change	146,728,407– stapled securities
Class	Ordinary
Number acquired	759,230 – Goodman Holdings Pty Limited
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,220,769
No. of securities held after change	147,487,637

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Securities under Macquarie Goodman's Dividend Reinvestment Plan for the quarter ended 31 December 2006 – 759,230

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Harkness
Date of last notice	13 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Direct – John Harkness
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 February 2007
No. of securities held prior to change	1,695
Class	Ordinary
Number acquired	20
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$137.53
No. of securities held after change	1,715 stapled securities

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Securities under Macquarie Goodman's Dividend Reinvestment Plan for the quarter ended 31 December 2006.

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Ferrier
Date of last notice	13 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect Interest	Direct – Ian Ferrier
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 February 2007
No. of securities held prior to change	1,677
Class	Ordinary
Number acquired	19
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$130.65
No. of securities held after change	1,696 stapled securities

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Securities under Macquarie Goodman's Dividend Reinvestment Plan for the quarter ended 31 December 2006.

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Macquarie Goodman

MACQUARIE

RECEIVED
2007 AUG -8 A 4: 25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

15 February 2007

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP - RESULTS FOR ANNOUNCEMENT TO THE MARKET

Attached are the results and information relating to the half year ended 31 December 2006 for Macquarie Goodman Group in accordance with Listing Rule 4.2A. Included are:

1. Appendix 4D;
2. ASX/Media Release;
3. Interim Financial Report for the Half Year ended 31 December 2006; and
4. Investor / Analyst Presentation.

The Appendix 4D and Interim Financial Report have been reviewed by KPMG. The information provided should be read in conjunction with the Annual Financial Report for the year ended 30 June 2006.

Please contact the undersigned in relation to any queries.

Yours faithfully

Carl Bicego
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

APPENDIX 4D

MACQUARIE GOODMAN MANAGEMENT LIMITED

RESULTS FOR ANNOUNCEMENT TO THE MARKET

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

The Condensed Consolidated Interim Financial Report has been reviewed by KPMG.

Highlights of results	31-Dec-06	31-Dec-05	Change	
Revenue and other income ($M)	**609.1**	330.3	up	**84.4%**
Profit after tax ($M)	**302.7**	239.4	up	**26.4%**
Basic earnings per security (cents)	**18.8**	16.9	up	**11.4%**
Diluted earnings per security (cents)	**18.6**	16.8	up	**10.7%**
Proposed/paid distribution per security (cents)	**15.75**	13.75	up	**14.5%**
Franked amount per security (cents)	-	-		
Record date for determining entitlements to the distributions	**29-Dec-06**	30-Dec-05		
Distribution payment date	**15-Feb-07**	7-Feb-06		
	31-Dec-06	**30-Jun-06**	**Change**	
Total assets ($M)	**7,745.1**	6,753.2	up	**14.7%**
Total liabilities ($M)	**3,432.1**	2,781.9	up	**23.4%**
Net assets ($M)	**4,313.0**	3,971.3	up	**8.6%**
Net tangible asset per security (cents)	**1.87**	1.73	up	**8.0%**
Total borrowings/equity ratio	**65.8%**	54.7%	up	**20.3%**
Issued Capital ($M)	**4,032.6**	3,781.6	up	**6.6%**
Security price ($)	**7.60**	6.00	up	**26.7%**
Number of securities on issue on the ASX	**1,659.8**	1,608.8	up	**3.2%**
Number of securities on issue, net of Treasury Securities	**1,629.0**	1,577.9	up	**3.2%**
Market capitalisation ($M)	**12,614**	9,653	up	**30.7%**
Number of securityholders	**22,631**	22,766	down	**-0.6%**

Macquarie Goodman

MACQUARIE

ASX/Media Release – Macquarie Goodman Half Year Result

Macquarie Goodman paving the way for a strong year

Date: 15 February 2007
Release: Immediate

Macquarie Goodman delivered profit after tax of $302.7 million for the half year ended 31 December 2006. Operating income equated to $253.3 million, representing growth in earnings per security of 22%. Assets under management increased by 17% to $33.3 billion since June 2006 and the development programme stood at $2.9 billion. Cornerstone investments increased by $0.6 billion with the major investments delivering a total return of 15.6%. Securityholders have been rewarded with a total return of 29.7% for the period.

The results generated from the integrated platform we have assembled in Europe have been very satisfying. Combined with the strength of our balance sheet, this platform has delivered a number of successful transactions during the period including:

→ the facilitation of the purchase of a $1.5 billion portfolio of United Kingdom ("UK") business park properties for our UK business park fund;

→ the acquisition of a $0.5 billion portfolio of UK logistics and office park properties; and

→ the launch of a $1 billion European logistics fund consisting of assets primarily from our development programme.

Group Chief Executive Officer, Gregory Goodman, said, "Over the next year, a number of major fund initiatives are planned. One of the largest will be the proposed UK logistics fund. We are currently accumulating a seed portfolio on balance sheet and expect to be in a position to launch the new fund within that time."

A key measure of our ability to grow management services income is through the increase in volume of assets under management, which grew by 17% to $33.3 billion over the period. This growth is underpinned by our development capabilities and the strategic use of our balance sheet.

The volume of active development work stood at $2.9 billion at the end of the period, with 64% of the activity being conducted in our managed funds. We completed $0.8 billion of new developments and replenished the programme with $0.8 billion of new commitments.

"With demand remaining healthy and our extensive capabilities, we are in a strong position to generate substantial output from our development programme," commented Mr Goodman.

Our direct portfolio in Australia performed well in a robust market achieving rental growth on new leases of 3.2%.

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

Cornerstone investments in our managed funds increased by $0.6 billion to $1.3 billion. Our major investments produced an average total return of 15.6% and an income return of 6.6% over the period.

Our gearing level ended the period at 36.7%, which is within the target range of 35% to 40%. We expect that earnings from our property investment, management services and development operations will be consistent with our desired ratios for the full year, with at least 80% anticipated to be derived from our recurring revenue streams.

Mr Goodman concluded, "The employment of our integrated Customer Service Model and efficient capital management continues to maximise returns and minimise risks. The combination of robust markets and our strong business platform suggests that our operational and financial objectives will be met or exceeded.

"The organic growth of our Asian operations is progressing with an increased commitment to China and more recently to Japan. We have positioned our European platform to grow through potential acquisitions and our development programme. In Australasia, we will capitalise on our strong market position to optimise our margins and returns."

— — —

For further information, please contact:

Gregory Goodman
Group Chief Executive Officer
Tel: +61 2 9230 7400

Nick Vrondas
Executive – Group Corporate Finance
Tel: +61 2 9230 7400

asx release

CONTENTS **PAGE**

The Directors of Macquarie Goodman Management Limited ("Company" or "Parent Entity") present their Directors' Report on the Consolidated Entity consisting of the Company and the entities it controlled ("Macquarie Goodman" or "Consolidated Entity") at the end of, or during, the six months ended 31 December 2006 ("half year") and the review report thereon.

DIRECTORS

The Directors of the Company at any time during or since the end of the half year are:

Director	Appointment date
Mr David Clarke, AO (Chairman)	26 October 2000
Dr David Teplitzky (Independent Deputy Chairman)	21 November 1990
Mr Gregory Goodman (Group Chief Executive Officer)	7 August 1998
Mr Ian Ferrier, AM (Independent Director)	1 September 2003
Mr Patrick Goodman (Non-Executive Director)	14 April 1998
Mr John Harkness (Independent Director)	23 February 2005
Mr James Hodgkinson (Non-Executive Director)	21 February 2003
Ms Anne Keating (Independent Director)	23 February 2005
Mr James Sloman, OAM (Independent Director)	1 February 2006
Mr Stephen Girdis (Alternate Director for Messrs David Clarke and James Hodgkinson)	21 February 2003

COMPANY SECRETARIES

The Company Secretaries at any time during or since the end of the half year are:

Company Secretary	Appointment/resignation date
Mr Carl Bicego	Appointed 24 October 2006
Ms Carolyn Scobie	Resigned 24 October 2006
Mr Mark Alley	Resigned 12 October 2006

REVIEW AND RESULTS OF OPERATIONS

The performance of the Consolidated Entity, as represented by the results of its operations for the half year, was as follows:

	Consolidated	
	31 Dec 2006	31 Dec 2005
Revenue and other income ($M)	**609.1**	330.3
Profit attributable to Securityholders ($M)	**302.5**	239.9
Basic earnings/(loss) per Company share (¢)	**–**	1.2
Basic earnings per security (¢)	**18.8**	16.9
Dividends and distributions provided for or paid by Macquarie Goodman ($M)	**254.9**	195.4
Weighted average number of securities on issue (M)	**1,607.5**	1,416.3

	31 Dec 2006	30 Jun 2006
Net assets ($M)	**4,313.0**	3,971.3
Number of securities on issue (M)	**1,659.8**	1,608.8
Net tangible assets per security ($)	**1.87**	1.73

DIVIDENDS AND DISTRIBUTIONS

The Company did not declare any dividends during the half year ended 31 December 2006 or up to the date of this report (half year ended 31 December 2005: $nil).

Distributions declared/announced by a controlled entity, Macquarie Goodman Industrial Trust ("MGI"), directly to Securityholders during the half year are as follows:

Distributions from MGI – 2006	Distribution cpu	Total amount $M	Date of payment
Distributions for the quarters ended:			
– 30 September 2006	7.875	126.5	9 Nov 2006
– 31 December 2006	7.875	128.4	15 Feb 2007
Total distributions for the half year ended 31 December 2006	**15.750**	**254.9**	

Distributions from MGI – 2005			
Distributions for the quarters ended:			
– 30 September 2005	6.875	96.8	3 Nov 2005
– 31 December 2005	6.875	98.6	7 Feb 2006
Total distributions for the half year ended 31 December 2005	**13.750**	**195.4**	

STATE OF AFFAIRS

Key changes in Macquarie Goodman's state of affairs during the half year were as follows:

(a) Launch of Arlington European Logistics Fund ("AELF")

On 20 December 2006, Macquarie Goodman launched AELF consisting of 12 logistics properties located throughout continental Europe's major logistics markets. Macquarie Goodman held a 40% equity interest at 31 December 2006 and provides funds management, property management and other services to AELF. This transaction resulted in net cash inflows of $121.0 million to Macquarie Goodman from equity sold to outside investors.

STATE OF AFFAIRS (CONTINUED)

(b) Acquisition of Akeler Holdings SA ("Akeler")

Macquarie Goodman acquired three European properties held by Akeler together with Akeler's property ownership and funds management business located in the United Kingdom for $106.6 million on 14 November 2006. In addition, Macquarie Goodman agreed to underwrite up to $248 million (GBP 100 million) of the equity to be issued by Arlington Business Park Partnership, a managed fund, which will be marketed to both existing and new investors.

(c) Acquisition of Lighthouse Portfolio

Macquarie Goodman acquired a group of entities domiciled in Guernsey which owns a portfolio of eight fully leased properties on 20 September 2006 for consideration of $210.9 million.

In the opinion of the Directors, there were no other significant changes in the state of affairs of Macquarie Goodman that occurred during the half year.

STRATEGY AND OUTLOOK

Looking forward, we will continue to strengthen our presence in Australia, New Zealand, Asia and Europe. The focus for these regions is to grow the third party funds management businesses and pursue yield-accretive properties that are well located and provide stability through the diversification of Macquarie Goodman's customer base, asset and geographic mix.

Likely developments in the near future include seeding a logistics fund in the United Kingdom in the first half of the 2008 financial year with a view to expanding Macquarie Goodman's third party funds management operations.

Further information as to other likely developments in the operations of the Consolidated Entity and the expected results of those operations in future years has not been included in the Financial Report because disclosure of the information would be likely to result in unreasonable prejudice to the Consolidated Entity.

EVENTS SUBSEQUENT TO BALANCE DATE

In the opinion of the Directors, there were no events subsequent to balance date and up to the date of this report which would require adjustment or disclosure in the Financial Report.

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The lead auditor's independence declaration is set out on page 5 and forms part of the Directors' Report for the half year.

ROUNDING

Macquarie Goodman is an entity of a kind referred to in Australian Securities and Investments Commission Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the Financial Report and Directors' Report have been rounded to the nearest hundred thousand dollars, unless otherwise stated.

The Directors' Report is made in accordance with a resolution of the Directors.

David Clarke, AO
Chairman

Gregory Goodman
Director

Sydney, 15 February 2007

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

J Teer
Partner

Sydney

15 February 2007

MACQUARIE GOODMAN MANAGEMENT LIMITED AND ITS CONTROLLED ENTITIES
INTERIM INCOME STATEMENT
FOR THE HALF YEAR ENDED 31 DECEMBER 2006

		Consolidated	
	Note	31 Dec 2006 $M	31 Dec 2005 $M
REVENUE AND OTHER INCOME			
Gross property income		200.2	224.0
Net gains from fair value adjustments on investment properties:	10		
– Realised during the half year		–	18.3
– Unrealised during the half year		31.1	56.6
Net gain on disposal of investment properties	6	20.2	5.1
Net gain on disposal of controlled entities	6	79.8	–
Share of net results of equity accounted investments	11	31.6	11.9
Net gain on disposal of equity investments		–	4.2
Funds management		55.8	3.3
Property services		9.1	1.0
Development management		170.5	3.0
Distributions from investments		10.8	3.9
Total revenue and other income		**609.1**	**330.3**
EXPENSES			
Property expenses		(33.6)	(36.3)
Development expenses		(144.3)	–
Employee expenses		(36.2)	(6.1)
Administrative and other expenses		(25.3)	(2.7)
Total expenses		**(239.4)**	**(45.1)**
FINANCING COSTS			
Financial income	6	2.6	1.2
Financial expenses	6	(53.6)	(43.2)
Net financing costs		**(51.0)**	**(42.0)**
Profit before income tax	6	**318.7**	**243.2**
Income tax expense	7	(16.0)	(3.8)
Profit for the half year		**302.7**	**239.4**
(Loss)/profit attributable to Shareholders		(1.7)	16.4
Profit attributable to Unitholders		304.2	223.5
Profit attributable to Securityholders		**302.5**	**239.9**
Amount attributable to other minority interests		0.2	(0.5)
Profit for the half year		**302.7**	**239.4**
Basic earnings per Company share (¢)	2	–	1.2
Diluted earnings per Company share (¢)	2	–	1.1

The Interim Income Statement is to be read in conjunction with the accompanying notes.

MACQUARIE GOODMAN MANAGEMENT LIMITED AND ITS CONTROLLED ENTITIES
INTERIM BALANCE SHEET
AS AT 31 DECEMBER 2006

		Consolidated	
	Note	31 Dec 2006 $M	30 Jun 2006 $M
CURRENT ASSETS			
Cash assets		43.9	23.3
Receivables	9	283.9	306.0
Inventories		5.1	241.4
Current tax receivables		–	1.1
Other assets		17.9	47.1
Total current assets		**350.8**	**618.9**
NON-CURRENT ASSETS			
Receivables	9	2.4	9.7
Investment properties	10	4,777.3	4,190.0
Inventories		30.2	19.0
Investments accounted for using the equity method	11	912.3	475.2
Deferred tax assets		1.5	11.4
Other financial assets	12	420.2	231.2
Property, plant and equipment		13.0	12.2
Intangible assets	13	1,237.4	1,185.6
Total non-current assets		**7,394.3**	**6,134.3**
Total assets		**7,745.1**	**6,753.2**
CURRENT LIABILITIES			
Payables	14	198.8	247.8
Interest bearing liabilities	15	1,521.3	1,192.4
Provisions		138.8	113.1
Total current liabilities		**1,858.9**	**1,553.3**
NON-CURRENT LIABILITIES			
Payables	14	195.8	204.0
Interest bearing liabilities	15	1,317.8	979.9
Deferred tax liabilities		36.8	24.7
Provisions		22.8	20.0
Total non-current liabilities		**1,573.2**	**1,228.6**
Total liabilities		**3,432.1**	**2,781.9**
Net assets		**4,313.0**	**3,971.3**
EQUITY ATTRIBUTABLE TO SHAREHOLDERS			
Issued capital	16	50.7	52.7
Reserves	17	103.9	58.7
Accumulated losses	18	(56.9)	(63.3)
Total equity attributable to Shareholders		**97.7**	**48.1**
MINORITY INTERESTS			
Equity Attributable to Unitholders			
Issued capital	16	3,981.9	3,728.9
Reserves	17	155.5	109.8
Retained earnings	18	54.6	63.3
Total equity attributable to Unitholders		**4,192.0**	**3,902.0**
Other minority interests	19	23.3	21.2
Total equity		**4,313.0**	**3,971.3**

The Interim Balance Sheet is to be read in conjunction with the accompanying notes.

MACQUARIE GOODMAN MANAGEMENT LIMITED AND ITS CONTROLLED ENTITIES
INTERIM STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE HALF YEAR ENDED 31 DECEMBER 2006

		Consolidated	
	Note	31 Dec 2006 $M	31 Dec 2005 $M
Amounts recognised directly in equity, net of tax:			
Foreign exchange translation differences	17	(0.5)	(2.4)
Cash flow hedges:			
– (Losses)/gains taken directly to equity	17	(4.6)	5.1
– Losses transferred to Income Statement	17	4.7	1.0
Change in fair value of available-for-sale equity securities, net of deferred tax	17	38.8	11.2
Net income recognised directly in equity		**38.4**	**14.9**
Profit for the half year		302.7	239.4
Total recognised income and expense		**341.1**	**254.3**
Attributable to:			
– Securityholders (including Unitholders)		340.9	254.8
– Other minority interests		0.2	(0.5)
Total recognised income and expense		**341.1**	**254.3**
Impact of change in accounting policy – financial instruments			
Securityholders (including Unitholders)	17,18	–	(14.9)
Other minority interests		–	–
		–	**(14.9)**

The Interim Statement of Recognised Income and Expense is to be read in conjunction with the accompanying notes.

MACQUARIE GOODMAN MANAGEMENT LIMITED AND ITS CONTROLLED ENTITIES
INTERIM CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 31 DECEMBER 2006

		Consolidated	
	Note	31 Dec 2006 $M	31 Dec 2005 $M
CASH FLOWS FROM OPERATING ACTIVITIES			
Property income received		218.5	212.4
Other cash receipts from services provided		262.4	7.7
Property expenses paid		(66.1)	(44.1)
Other cash payments in the course of operations		(228.9)	(8.8)
Distributions and dividends received		31.9	7.8
Interest received		2.2	1.2
Finance costs paid		(33.2)	(40.4)
Income taxes paid (net of refunds)		(12.9)	(2.3)
Net cash provided by operating activities		**173.9**	**133.5**
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from deferred settlement and sale of investment properties		398.1	76.1
Acquisition of controlled entities (net of cash acquired)		(341.1)	-
Proceeds from sale of equity investments (net of cash disposed)	4	145.6	880.5
Payments for equity investments		(565.8)	(381.9)
Payments for investment properties and developments		(512.5)	(788.0)
Payments for property, plant and equipment		(0.8)	(1.5)
Net cash used in investing activities		**(876.5)**	**(214.8)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of securities		212.5	0.7
Transaction costs from issue of securities		-	(0.7)
Loans from/(to) related entities		24.4	(16.4)
Proceeds from borrowings		2,539.6	1,226.2
Repayment of borrowings		(1,818.3)	(1,030.2)
Distributions and dividends paid		(235.0)	(52.8)
Net cash provided by financing activities		**723.2**	**126.8**
Net increase in cash held		20.6	45.5
Cash at the beginning of the half year		23.3	7.2
Cash at the end of the half year		**43.9**	**52.7**

The Interim Cash Flow Statement is to be read in conjunction with the accompanying notes.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Macquarie Goodman Management Limited ("Company") is a company domiciled in Australia. The consolidated report of the Company for the half year ended 31 December 2006 comprises the Company and its controlled entities (together the "Consolidated Entity") and the Consolidated Entity's interest in associates and jointly controlled entities.

Statement of Compliance

The consolidated Interim Financial Report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The consolidated Interim Financial Report does not include all of the information required for a full annual financial report and should be read in conjunction with the consolidated Annual Report of the Consolidated Entity as at and for the year ended 30 June 2006.

The accounting policies adopted in the consolidated Interim Financial Report is the same as those applied by the Consolidated Entity in the consolidated Annual Report as at and for the year ended 30 June 2006.

The consolidated Interim Financial Report is presented in Australian dollars and was authorised for issue by the Directors on 15 February 2007.

Rounding

In accordance with Australian Securities & Investments Commission Class Order 98/100, the amounts shown in this consolidated Interim Financial Report have been rounded to the nearest hundred thousand dollars, unless otherwise stated.

NOTE 2. EARNINGS PER SECURITY

		Consolidated	
	Note	2006 ¢	2005 ¢
ATTRIBUTABLE TO SECURITYHOLDERS			
Basic earnings per security	2(a)	18.8	16.9
Basic earnings per Company share		–	–
Diluted earnings per security	2(a)	18.6	16.8
Diluted earnings per Company share		-	-
Distribution per security	8	15.75	13.75

	Number of securities	
	31 Dec 2006	31 Dec 2005
Weighted average number of securities used in calculating basic earnings per security and distribution per security	1,607,548,535	1,416,288,155
Effect of securities issued under the ESAP accounted for as Treasury Securities	30,807,588	9,810,072
Effect of executive options on issue	25,362,516	3,075,922
Weighted average number of securities used in calculating diluted earnings per security	**1,663,718,639**	**1,429,174,149**

(a) Profit after Tax used in Calculating Earnings per Security

Consolidated	31 Dec 2006 $M	31 Dec 2005 $M
Profit after tax used in calculating basic earnings per security	302.5	239.9
Effect of Treasury securities and options	7.7	-
Profit after tax used in calculating diluted earnings per security	**310.2**	**239.9**

NOTE 3. ACQUISITIONS OF CONTROLLED ENTITIES

The Consolidated Entity acquired all of the issued share capital of 16 property owning entities domiciled in Guernsey (collectively "Lighthouse") and Akeler Holdings ("Akeler") on 20 September 2006 and 14 November 2006 respectively.

The effect of the acquisition on the Consolidated Entity's assets and liabilities was as follows:

	Lighthouse $M	Akeler $M	Other $M	Total $M
Cash assets	14.6	–	–	14.6
Investment properties	445.9	79.2	–	525.1
Payables	(6.7)	(6.9)	–	(13.6)
Interest bearing liabilities	(242.9)	(26.3)	–	(269.2)
Net identifiable assets and liabilities	**210.9**	**46.0**	–	**256.9**
Add: Intangible assets on acquisition	–	60.6	–	60.6
Total consideration payable	**210.9**	**106.6**	–	**317.5**
Less: Transaction costs yet to be paid	(4.5)	(13.6)	–	(18.1)
Gross cash outflow	**206.4**	**93.0**	–	**299.4**
Cash held by controlled entities on acquisition	(14.6)	–	–	(14.6)
Net cash outflow (excluding prior year acquisitions)	**191.8**	**93.0**	–	**284.8**
Deferred settlements on prior year acquisitions	–	–	56.3	56.3
Net cash outflow	**191.8**	**93.0**	**56.3**	**341.1**

Details of the entities acquired are set out below:

The net identifiable assets and liabilities shown above have been stated at book value prior to fair value adjustments. There were no fair value adjustments on acquisition.

An amount of $60.6 million was recognised as management rights as a result of the Akeler acquisition.

The Consolidated Entity paid $56.3 million during the half year in relation to the deferred settlements on entities that were acquired prior to 30 June 2006. These costs related to Highbrook Development Limited ($19.5 million), Arlington Securities Limited ($4.0 million) and Eurinpro International SA ($32.8 million) and were provided for at 30 June 2006.

			Actual contribution since acquisition		Contribution if acquisition took place on 1 July 2006	
Entities acquired	**Principal activity**	**Date of acquisition**	**Revenue $M**	**Loss before tax $M**	**Revenue $M**	**Loss before tax $M**
Akeler	Property investment and management	14 Nov 2006	–	–	–	–
Lighthouse	Property investment	20 Sep 2006	6.9	(0.7)	13.4	(1.4)

NOTE 4. DISPOSALS OF INTERESTS IN CONTROLLED ENTITIES

	Total $M
Proceeds received on launch of the Arlington European Logistics Fund – refer (a)	121.0
Proceeds received on the sale of other controlled entities – refer (b)	24.6
Net cash inflow	**145.6**

(a) Launch of the Arlington European Logistics Fund ("AELF")

On 20 December 2006, Macquarie Goodman sold 100% of the issued share capital of Arlington Investments (Luxembourg) SARL (formerly Macquarie Goodman Investments (Luxembourg) SARL) to AELF. The principal effect of the disposal was a decrease in the investment properties of the Consolidated Entity of $274.6 million and a decrease in interest bearing liabilities of $255.6 million.

Up to the date of the disposal of the equity, Arlington Investments (Luxembourg) SARL had contributed $3.3 million to the Consolidated Entity's result for the half year.

As a result of the Consolidated Entity's shareholding in AELF, it is included as a related party.

(b) Disposal of Other Controlled Entities

During the half year, a controlled entity disposed of the entire issued share capital of two entities which held completed properties located in Europe. The principal effect of the disposals was a decrease in construction contract receivables and interest bearing liabilities of $71.3 million and $49.1 million respectively.

NOTE 5. SEGMENT REPORTING

The Consolidated Entity is based in Australia and has operations in New Zealand, Asia and Europe. Products and services undertaken by the Consolidated Entity in each region are as follows: direct and indirect ownership of investment properties; funds management; property management; leasing services; due diligence works; and development management.

Geographical segment revenue and expenses are presented based on the geographical location of customers serviced. Segment assets and liabilities are classified based on the location of the assets.

Primary Segment Reporting – Geographical Segments

	Aus/NZ		Asia		Europe		Eliminations		Consolidated	
Half year ended 31 December	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
	$M	$M	**$M**	$M	**$M**	$M	**$M**	$M	**$M**	$M
REVENUE AND OTHER INCOME										
Revenue (gross property income, funds management, property services and development management)	331.4	222.9	4.1	6.8	100.1	1.6	–	–	435.6	231.3
Net gains from fair value adjustments on investment properties	31.1	73.9	–	–	–	–	–	–	31.1	73.9
Net gain on disposal of investment properties	20.9	5.1	–	–	(0.7)	–	–	–	20.2	5.1
Net gain on disposal of controlled entities	–	–	–	–	79.8	–	–	–	79.8	–
Share of net results of equity accounted investments	20.3	10.1	10.4	1.8	0.9	–	–	–	31.6	11.9
Net gain on disposal of equity investments	–	4.2	–	–	–	–	–	–	–	4.2
Distributions from listed investments	–	–	4.3	3.9	–	–	–	–	4.3	3.9
Dividends/distributions from unlisted investments	–	–	–	–	6.5	–	–	–	6.5	–
Total revenue and other income	**403.7**	**316.2**	**18.8**	**12.5**	**186.6**	**1.6**	–	–	**609.1**	**330.3**
SEGMENT RESULT										
Profit before income tax	222.0	238.6	11.2	3.0	85.5	1.6	–	–	318.7	243.2
Income tax expense									(16.0)	(3.8)
Profit for the half year									**302.7**	**239.4**

Change in Segment Reporting

The Consolidated Entity previously identified Australia and New Zealand as separate primary reporting segments. As the Consolidated Entity continues to expand into new geographical locations Australia and New Zealand have been identified as a single geographical segment, reflecting its internal management and reporting structure. The 2005 comparatives for the Australian and New Zealand operations have been aggregated above.

NOTE 5. SEGMENT REPORTING (CONTINUED)

Primary Segment Reporting – Geographical Segments

	Aus/NZ		Asia		Europe		Eliminations		Consolidate	
	31 Dec 2006 $M	30 Jun 2006 $M	31 Dec 2006 $M	30 Jun 2006 $M	31 Dec 2006 $M	30 Jun 2006 $M	31 Dec 2006 $M	30 Jun 2006 $M	31 Dec 2006 $M	30 Jun 2006 $M
ASSETS										
Investment properties	4,152.0	4,169.3	38.7	20.7	586.6	-	–	–	4,777.3	4,190.0
Investments accounted for using the equity method	567.0	344.3	111.4	110.2	233.9	20.7	–	–	912.3	475.2
Other financial assets	–	–	184.4	132.1	235.8	99.1	–	–	420.2	231.2
Intangible asset	5.9	5.6	–	–	1,231.5	1,180.0	–	–	1,237.4	1,185.6
Inventories	35.3	23.0	–	10.5	–	226.9	–	–	35.3	260.4
Other assets	113.0	731.5	71.1	52.5	178.5	159.3	–	(532.5)	362.6	410.8
Total assets	4,873.2	5,273.7	405.6	326.0	2,466.3	1,686.0	–	(532.5)	7,745.1	6,753.2
LIABILITIES										
Payables	(65.2)	(102.7)	(5.7)	(2.2)	(323.7)	(879.4)	–	532.5	(394.6)	(451.8)
Interest bearing liabilities	(562.5)	(1,165.5)	(274.5)	(263.4)	(2,002.1)	(743.4)	–	–	(2,839.1)	(2,172.3)
Provisions	(150.4)	(119.3)	–	–	(11.2)	(13.8)	–	–	(161.6)	(133.1)
Deferred tax liabilities	(3.8)	–	(33.0)	(17.3)	–	(7.4)	–	–	(36.8)	(24.7)
Total liabilities	(781.9)	(1,387.5)	(313.2)	(282.9)	(2,337.0)	(1,644.0)	–	532.5	(3,432.1)	(2,781.9)
Net assets	4,091.3	3,886.2	92.4	43.1	129.3	42.0	–	–	4,313.0	3,971.3

NOTE 6. PROFIT BEFORE INCOME TAX

	Consolidated	
	31 Dec 2006 $M	31 Dec 2005 $M
Profit before Income Tax has been Arrived at after (Charging)/Crediting the Following Items:		
Financial income		
Interest income from:		
– Related parties	0.4	–
– Other parties	2.2	1.2
	2.6	1.2
Financial expenses		
Bank loans and overdraft interest	(68.8)	(67.9)
Reset Preference Units ("RePS") interest	(0.8)	(2.2)
Other	(4.7)	–
Capitalised borrowing costs	20.7	26.9
	(53.6)	(43.2)
Net financing costs	(51.0)	(42.0)
Net proceeds from sale of investment properties	333.5	46.2
Carrying value of investment properties sold	(313.3)	(41.1)
Net gain on disposal of investment properties	20.2	5.1
Proceeds on the sale of controlled entities	145.6	–
Net assets disposed	(65.8)	–
Net gain on disposal of controlled entities	79.8	–
Depreciation of property, plant and equipment	(1.3)	(0.6)
Amortisation of leasehold improvements	–	(0.1)
Total depreciation and amortisation	(1.3)	(0.7)

NOTE 7. TAXATION

	Consolidated	
	31 Dec 2006 $M	31 Dec 2005 $M
Income Tax Expense/(Benefit)		
Current Tax Expense/(Benefit)		
Current period	18.8	2.3
Adjustment for prior years	(9.2)	(0.2)
	9.6	2.1
Deferred Tax Benefit/(Expense) Recognised in the Income Statement		
Movements in deferred tax	(3.9)	1.2
Other	10.3	0.5
	6.4	1.7
Total	**16.0**	**3.8**
Deferred Tax Recognised Directly in Equity		
Relating to revaluation of investments	18.7	4.7
Other	(1.0)	-
	17.7	4.7

NOTE 8. DIVIDENDS AND DISTRIBUTIONS

(a) Dividends Declared by the Company

No dividends were declared or paid by the Company during the half year ended 31 December 2006 or up to the date of this report.

(b) Distributions Declared/Announced by MGI

Distributions from MGI	Distribution cpu	Total amount $M	Date of payment
Distributions for the quarters ended:			
- 30 September 2006	7.875	126.5	9 Nov 2006
- 31 December 2006	7.875	128.4	15 Feb 2007
	15.750	**254.9**	
Distributions for the comparative quarters ended:			
- 30 September 2005	6.875	96.8	3 Nov 2005
- 31 December 2005	6.875	98.6	7 Feb 2006
	13.750	**195.4**	

Movement in Provision for Distributions to Securityholders

	Half year ended 31 Dec 2006 $M	Year ended 30 Jun 2006 $M
Balance at beginning of period	108.5	90.4
Provisions for distributions	254.9	403.8
Payment of distributions	(235.0)	(385.7)
Balance at end of period	128.4	108.5

NOTE 9. RECEIVABLES

	Consolidated	
	31 Dec 2006 $M	30 Jun 2006 $M
CURRENT		
Trade debtors	61.1	61.6
Other debtors[1]	79.7	138.5
Construction contract receivables	96.2	41.9
Receivables from the ESAP	3.8	2.7
Loans to other related parties	25.6	42.6
Other	17.5	18.7
	283.9	**306.0**
NON-CURRENT		
Other debtors[1]	-	0.7
Receivables from the ESAP	2.4	1.8
Loans to other related parties	-	7.2
	2.4	**9.7**

[1] Other debtors at 31 December 2006 include $16.2 million receivable from the sale of investment properties (30 June 2006: $71.3 million).

MACQUARIE GOODMAN MANAGEMENT LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2006

NOTE 10. INVESTMENT PROPERTIES

	Half year ended 31 Dec 2006				Year ended 30 Jun 2006			
	Completed investment properties	Redevelopment projects	Investment properties under development	Total investment properties	Completed investment properties	Redevelopment projects	Investment properties under development	Total investment properties
	$M	$M	$M	$M	$M	$M	$M	$M
Carrying amount at the beginning of the period	3,794.6	63.7	331.7	4,190.0	4,030.4	188.3	541.7	4,758.4
Cost of acquisition:								
– On acquisition of controlled entities	445.9	-	79.2	525.1	-	-	-	-
– Other acquisitions	36.5	-	273.2	309.7	572.8	-	78.5	651.3
Costs capitalised	60.9	33.0	202.1	296.0	298.4	103.2	308.6	710.2
Transfers in/(out)	52.0	(24.9)	(27.1)	-	615.2	(225.8)	(389.4)	-
Disposals:								
– Carrying value of properties sold	(269.0)	-	(44.3)	(313.3)	(391.4)	-	(147.6)	(539.0)
– On disposal of interests in controlled entities	-	-	(274.6)	(274.6)	(1,444.3)	-	(60.1)	(1,504.4)
Changes in fair values	31.1	-	-	31.1	113.5	-	-	113.5
Effect of foreign exchange	4.8	1.5	7.0	13.3	-	-	-	-
Carrying amount at the end of the period	4,156.8	73.3	547.2	4,777.3	3,794.6	63.7	331.7	4,190.0

Redevelopment projects represent properties previously included within completed investment properties but now undergoing redevelopment works with the intention of continued use as investment properties.

NOTE 11. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	Consolidated 31 Dec 2006 $M	Consolidated 30 Jun 2006 $M
Share of net assets of entities accounted for using the equity method:		
– Associates (a)	889.7	454.7
– Joint venture entities (b)	22.6	20.5
	912.3	475.2

(a) Investments in Associates

Name	Principal activities	Country of incorporation/ establishment	Share of associate's profit recognised		Consolidated ownership interest		Consolidated investment carrying amount	
			31 Dec 2006 $M	31 Dec 2005 $M	31 Dec 2006 %	30 Jun 2006 %	31 Dec 2006 $M	30 Jun 2006 $M
AELF	Property investment	Luxembourg	–	–	40.0	–	106.7	–
Ascendas-MGM Funds Management Limited	Funds management	Singapore	2.0	1.9	40.0	40.0	11.8	8.8
Macquarie Goodman Property Trust	Property investment	New Zealand	4.8	6.5	27.5	29.4	180.1	155.1
Macquarie Goodman Wholesale Fund	Property investment	Australia	13.8	3.6	30.0	30.0	385.0	189.3
Macquarie Goodman Hong Kong Wholesale Fund ("MGWHK")[1]	Property investment	Hong Kong	8.1	–	16.8	16.8	99.7	101.5
Regent Residential Fund	Property Investment	United Kingdom	–	–	43.3	–	106.4	–
			28.7	12.0			889.7	454.7

[1] MGWHK is equity accounted as the Company has undertaken to hold a minimum equity interest of 20%. This commitment allows the Company to include Macquarie Bank Limited's interest in MGWHK in calculating the relevant interest held.

NOTE 11. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

(a) Investments in Associates (continued)

	Consolidated	
	Half year ended 31 Dec 2006 $M	Year ended 30 Jun 2006 $M
MOVEMENTS IN CARRYING AMOUNT OF INVESTMENTS		
Carrying amount at the beginning of the period	454.7	120.0
Share of net results after tax of associates [1]	28.7	45.1
Investments in associates during the period	418.8	475.3
Distributions received and receivable	(18.4)	(24.0)
Foreign currency translation	3.7	(19.4)
Disposals of investments	–	(142.6)
Share of increment on revaluation of investments	2.2	0.3
Carrying amount at the end of the period	889.7	454.7

[1] Includes share of increments on revaluation of investment properties of $9.6 million (30 June 2006: $0.3 million).

(b) Interests in Joint Venture Entities

Name	Principal activities	Country of incorporation/ establishment	Share of joint venture's profit/(loss)recognised		Consolidated ownership interest		Consolidated investment carrying amount	
			31 Dec 2006 $M	31 Dec 2005 $M	31 Dec 2006 %	30 Jun 2006 %	31 Dec 2006 $M	30 Jun 2006 $M
Macquarie Goodman Asia Limited ("MGA")	Funds management	Hong Kong	0.3	(0.5)	50.0	50.0	–	(0.2)
Colworth Business Park Partnership ("Colworth")	Property investment	United Kingdom	0.9	–	50.0	50.0	20.7	20.7
TMG Services Limited ("TMG")	Property investment	Australia	1.7	–	50.0	50.0	1.9	–
MGIHK	Property investment	Cayman Islands	–	0.4	–	–	–	–
			2.9	(0.1)			22.6	20.5

NOTE 11. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

(b) Interests In Joint Venture Entities (continued)

	Consolidated	
	Half year ended 31 Dec 2006 $M	Year ended 30 Jun 2006 $M
MOVEMENTS IN CARRYING AMOUNT OF INVESTMENTS IN JOINT VENTURE ENTITIES		
Carrying amount at the beginning of the period	20.5	–
Share of net results after tax of joint venture entities	2.9	1.6
Investments in joint ventures entities during the period	0.1	
Increase on acquisition of controlled entities during the period	–	18.8
Distributions received and receivable	(0.9)	(0.8)
Foreign currency translation	–	0.9
Carrying amount at the end of the period	**22.6**	**20.5**

NOTE 12. OTHER FINANCIAL ASSETS

	Consolidated	
	31 Dec 2006 $M	30 Jun 2006 $M
Investments in listed securities, at fair value	216.7	137.4
Investments in unlisted securities, at fair value	203.5	93.8
	420.2	231.2

NOTE 13. INTANGIBLE ASSETS

	Consolidated	
	31 Dec 2006 $M	30 Jun 2006 $M
Management rights relating to European operations, at cost	537.8	476.2
Goodwill relating to European operations, at cost	693.7	703.8
Management rights relating to New Zealand operations, at cost	5.9	5.6
	1,237.4	1,185.6

Reconciliation	Half year ended 31 Dec 2006 $M	Year ended 30 Jun 2006 $M
Carrying amount at the beginning of the period	1,185.6	6.0
Acquisitions	60.6	1,162.2
Effect of movements in foreign exchange	(8.8)	17.4
Carrying amount at the end of the period	1,237.4	1,185.6

NOTE 14. PAYABLES

	Consolidated	
	31 Dec 2006 $M	30 Jun 2006 $M
CURRENT		
Trade creditors	33.2	46.7
Other creditors and accruals[1]	137.6	111.2
Deferred settlements	28.0	89.3
Distributions to RePS holders	-	0.6
	198.8	247.8
NON-CURRENT		
Deferred settlements[2]	195.8	204.0
	195.8	204.0

(1) Other creditors and accruals include unpaid interest, capital accruals and overseas tax payable.

(2) Deferred settlements at 31 December 2006 include amounts for the acquisitions of Arlington and Eurinpro. Amounts payable after 12 months have been discounted at the Consolidated Entity's weighted average cost of debt.

NOTE 15. INTEREST BEARING LIABILITIES

	Note	Consolidated 31 Dec 2006 $M	30 Jun 2006 $M
CURRENT			
Bank loans – secured	15(a)	493.0	556.7
Bank loans – unsecured	15(b)	459.0	–
Other loans – Commercial Mortgage Backed Securities ("CMBS")	15(c)	569.3	602.9
RePS	15(d)	–	33.8
		1,521.3	**1,192.4**
NON-CURRENT			
Bank loans – secured	15(a)	1,317.8	979.9
		1,317.8	**979.9**

(a) **Bank Loans – Secured**

As at 31 December 2006

Facility	Amounts drawn down in A$M equivalents AUS	SING	NZ	HK	US	GBP	EUR	Total
Syndicated Multi-currency ("SMCF")	160.0	63.8	346.1	93.3	20.9	133.8	449.8	1,267.7
Bank loan	–	85.1	–	–	–	–	–	85.1
Bank loan	–	11.5	–	–	–	–	–	11.5
Bank loan	–	–	16.2	–	–	–	–	16.2
Bank loan	–	–	–	–	–	–	20.6	20.6
Bank loan	–	–	–	–	–	299.7	–	299.7
Bank loan	–	–	–	–	–	–	26.5	26.5
Bank loan	–	–	–	–	–	81.5	6.9	88.4
	160.0	**160.4**	**362.3**	**93.3**	**20.9**	**515.0**	**503.8**	**1,815.7**
Less: Unamortised borrowing costs								(4.9)
								1,810.8

The SMCF comprises four revolving tranches. The A$350 million and the A$50 million tranches mature on 24 July 2007, the A$600 million tranche matures on 25 July 2008 and the A$400 million tranche matures on 25 July 2009.

Controlled entities have drawn bank loans of A$85.1 million and A$11.5 million denominated in Singapore dollars. The former facility expires on 24 November 2007. The latter facility expires on 16 February 2009. Any resulting foreign currency exposure is economically hedged by corresponding Singapore investments purchased with the proceeds.

Controlled entities have drawn bank loans of AS16.2 million which are denominated in New Zealand dollars. The facility expires on 28 February 2008. Any resulting foreign currency exposure is economically hedged by investments in New Zealand assets purchased with the proceeds.

Controlled entities have drawn bank loans of A$54.6 million denominated in Euro. An amount of A$33.4 million matures on 31 August 2007, A$7.8 million matures on 7 November 2007, A$5.9 million matures on 27 March 2009 and the A$7.5 million matures on 24 May 2009. Any resulting foreign currency exposure is economically hedged by investments in European assets purchased with the proceeds.

Controlled entities have drawn bank loans of A$381.2 million denominated in Pounds Sterling. A$81.5 million expires on 24 May 2009 and A$299.7 million drawn expires on 29 September 2009.

Security for all loans is by way of first and second ranking charges over various assets of the Consolidated Entity.

NOTE 15. INTEREST BEARING LIABILITIES (CONTINUED)

(a) Bank Loans – Secured (continued)

Secured bank loans at 30 June 2006 are summarised as follows:

Facility	Amounts drawn down in A$M equivalents							
	AUS	SING	NZ	HK	US	GBP	EUR	Total
Syndicated Multi-currency Facility ("SMCF")	257.0	44.6	274.2	99.7	11.1	78.7	46.0	811.3
Bank loan	–	95.6	–	–	–	–	–	95.6
Bank loan	–	12.6	–	–	–	–	–	12.6
Bank loan	–	–	3.3	–	–	–	–	3.3
Bank loan	–	–	–	–	–	–	174.1	174.1
Bank loan	–	–	–	–	–	–	384.2	384.2
Bank loan	–	–	–	–	–	60.4	–	60.4
	257.0	**152.8**	**277.5**	**99.7**	**11.1**	**139.1**	**604.3**	**1,541.5**
Less: unamortised borrowing costs								(5.9)
								1,535.6

(b) Bank Loans – Unsecured

Controlled entities have bank loans of A$459.0 million denominated in Pounds Sterling (30 June 2006: $nil). The facility expires on 31 December 2007.

(c) Other Loans – CMBS

The CMBS notes on issue at 30 June 2006 matured on 7 November 2006. These were refinanced by the issue of notes denominated in Australian dollars of A$45.2 million, Pounds Sterling of A$352.1 million, and Euro of A$172.0 million. The notes will expire on 7 May 2007. Security is by way of first registered mortgages and charges over various assets.

(d) RePS

RePS were a class of securities that provided preferred distributions fixed for an initial period. The fixed return provides for a distribution rate of 7.5% per annum. At the discretion of the Consolidated Entity, all remaining RePS at that date were converted to Macquarie Goodman securities on 30 October 2006.

(e) Exposure to Interest Rate Changes

The Consolidated Entity's exposure to interest rate changes is as follows:

31 December 2006	Amounts drawn down in A$M equivalents							
	AUS	SING	NZ	HK	US	GBP	EUR	Total
Total borrowings	200.1	160.3	362.3	93.3	20.9	1,326.1	676.1	2,839.1
Effect of interest rate swaps	180.0	139.3	177.6	106.9	–	666.0	553.8	1,823.6
Percentage hedged (%)	90%	87%	49%	115%	–	50%	82%	64%

30 June 2006	Amounts drawn down in A$M equivalents							
	AUS	SING	NZ	HK	US	GBP	EUR	Total
Total borrowings(*)	888.0	152.6	277.6	99.7	11.1	490.8	604.3	2,524.1
Effect of interest rate swaps	662.0	136.3	125.4	51.7	–	430.2	556.6	1,962.2
Percentage hedged (%)	75%	89%	45%	52%	–	88%	92%	78%

(*) Total borrowings include $351.8 million payable in Pounds Sterling under a cross currency swap which matures in November 2006 (2005: $nil). As this financial instrument will be settled on a net basis, this Pounds Sterling liability has been netted against the associated Australian dollar receivable in Receivables.

NOTE 15. INTEREST BEARING LIABILITIES (CONTINUED)

(f) Finance Facilities

	Consolidated	
	Facilities available $M	Facilities utilised $M
At 31 December 2006		
Bank loans – secured	2,043.5	1,810.8
Bank loans – unsecured	755.2	459.0
Other loans – CMBS	569.3	569.3
	3,368.0	**2,839.1**
At 30 June 2006		
Bank loans – secured	2,226.2	1,541.5
Other loans – CMBS	602.9	602.9
	2,829.1	**2,144.4**

NOTE 16. ISSUED CAPITAL

	Consolidated	
	31 Dec 2006	30 Jun 2006
Securities on Issue		
Number of securities on issue on the ASX	1,659,753,432	1,608,822,481
Less: Treasury securities issued under the ESAP	(30,777,587)	(30,902,875)
Balance included in issued capital	**1,628,975,845**	1,577,919,606
	$M	$M
PARENT ENTITY		
Issued capital, fully paid	124.6	127.8
Treasury securities	(68.5)	(68.9)
Issue costs	(5.4)	(6.2)
	50.7	52.7
MGI		
Issued capital, fully paid	4,048.4	3,795.4
Issue costs	(66.5)	(66.5)
	3,981.9	3,728.9
Total issued capital	4,032.6	3,781.6

Terms and Conditions
Stapled security means one share in the Company stapled to one unit in MGI. Holders of stapled securities are entitled to receive dividends and distributions as declared from time to time and are entitled to one vote per security at Shareholders' and Unitholders' meetings. In the event of a winding up of Company and MGI, Securityholders rank after creditors and are fully entitled to any proceeds of liquidation.

NOTE 16. ISSUED CAPITAL (CONTINUED)

Reconciliation of Movements in Securities	Securities per ASX	Treasury securities	Consolidated	Consolidated Entity Equity	Consolidated Entity Treasury Securities	MGI	Parent Entity
	2006 M	2006 M	2006 M	2006 $M	2006 $M	2006 $M	2006 $M
Balance at the beginning of the period							
Securities on issue at 1 July 2006 – 1,608,822,481 securities	1,608.8	–	1,608.8	3,823.2	–	3,795.4	127.8
Treasury securities at 1 July 2006 – 30,902,875 securities	–	(30.9)	(30.9)	–	(68.9)	–	(68.9)
Less: issue costs	–	–	–	(72.7)	–	(66.5)	(6.2)
	1,608.8	(30.9)	1,577.9	3,850.5	(68.9)	3,728.9	52.7
Movements during the period							
– 20,457,085 securities issued under the Distribution Reinvestment Plan	20.5	–	20.5	126.3	–	124.8	1.5
– 3,000,000 treasury securities issued under the ESAP	3.0	(3.0)	–	–	–	16.5	(16.5)
– 593,333 securities issued on exercise of options	0.6	–	0.6	2.0	–	2.0	–
– 9,725,620 securities issued under securities purchase plan	9.7	–	9.7	48.9	–	48.3	0.6
– 5,548,357 institutional placement of securities	5.6	–	5.6	28.3	–	28.0	0.3
– 11,606,556 securities issued on conversion of RePS	11.6	–	11.6	33.8	–	33.4	0.4
– 3,000,000 treasury securities converted to securities on vesting under the ESAP	–	3.0	3.0	8.3	–	–	8.3
– 125,288 treasury securities converted to securities on vesting under the ESAP	–	0.1	0.1		0.4	–	0.4
– 849,997 treasury securities vested but not exercised	–	–	–	2.2	–	–	2.2
	1,659.8	(30.8)	1,629.0	4,173.0	(68.5)	4,048.4	56.1
Less: issue costs	–	–	–	(71.9)	–	(66.5)	(5.4)
Balance at the end of the period	1,659.8	(30.8)	1,629.0	4,101.1	(68.5)	3,981.9	50.7
Comprises:							
Balance – 1,659,753,432 securities on issue	1,659.8	–	1,659.8	4,173.0	–	4,048.4	124.6
Balance – 30,777,587 treasury securities on issue	–	(30.8)	(30.8)	–	(68.5)	–	(68.5)
Less: issue costs	–	–	–	(71.9)	–	(66.5)	(5.4)
	1,659.8	(30.8)	1,629.0	4,101.1	(68.5)	3,981.9	50.7

NOTE 17. RESERVES

		Consolidated	
	Note	31 Dec 2006 $M	30 Jun 2006 $M
Asset Revaluation Reserve	17(a)	204.7	135.3
Cash Flow Hedge Reserve	17(b)	16.7	5.7
Foreign Currency Translation Reserve	17(c)	(3.5)	(3.8)
Capital Profits Reserve	17(d)	18.8	11.4
RePS Repurchase Reserve	17(e)	-	-
Employee Compensation Reserve	17(f)	19.9	17.2
Defined Benefit Plan Actuarial Gains	17(g)	2.8	2.7
Total reserves		**259.4**	**168.5**

The reserves of the Consolidated Entity are apportioned below between the amounts Securityholders are entitled by virtue of their shareholding in the Company and their unitholding in MGI.

NOTE 17. RESERVES (CONTINUED)

	Shareholders of the Company		Unitholders of MGI		Securityholders	
	31 Dec 2006 $M	31 Dec 2005 $M	31 Dec 2006 $M	31 Dec 2005 $M	31 Dec 2006 $M	31 Dec 2005 $M
(a) Asset Revaluation Reserve						
Balance at the beginning of the period	39.7	26.2	95.8	24.1	135.3	50.3
Increase due to revaluation of listed/unlisted investments	62.8	15.9	(5.3)	-	57.5	15.9
Deferred tax	(18.7)	(4.7)	-	-	(18.7)	(4.7)
Transfer (to)/from Capital Profits Reserve	-	-	(7.6)	-	(7.6)	-
Transfers (to)/from retained earnings	(3.4)	(2.6)	42.5	58.2	39.1	55.6
Impact of movements in foreign exchange rates	(0.9)	-	-	-	(0.9)	-
Balance at the end of the period	79.5	34.8	125.2	82.3	204.7	117.1
(b) Cash Flow Hedge Reserve						
Balance at the beginning of the period	(1.7)	-	7.4	-	5.7	-
Impact of change in accounting policy	-	8.7	-	(22.7)	-	(14.0)
	(1.7)	8.7	7.4	(22.7)	5.7	(14.0)
Change in value of financial instruments	(1.4)	0.9	(3.2)	4.2	(4.6)	5.1
Transfers to Income Statement	3.3	(0.3)	1.4	1.3	4.7	1.0
Transfers from retained earnings[1]	-	-	10.8	-	10.8	-
Impact of movements in foreign exchange rates	-	-	0.1	-	0.1	-
Balance at the end of the period	0.2	9.3	16.5	(17.2)	16.7	(7.9)

[1] Fair value movements in prior periods of certain cash flow hedges previously treated as ineffective have been transferred to the cash flow hedge reserve. Changes in the value of these instruments are now eligible for recognition in equity.

(c) Foreign Currency Translation Reserve ("FCTR")						
Balance at the beginning of the period	(2.2)	-	(1.6)	0.6	(3.8)	0.6
Net exchange differences on conversion of foreign operations	0.9	(1.8)	(0.6)	(0.6)	0.3	(2.4)
Balance at the end of the period	(1.3)	(1.8)	(2.2)	-	(3.5)	(1.8)

The FCTR records the foreign currency differences arising from the translation of foreign operations in New Zealand, Singapore, Hong Kong, United Kingdom and Europe.

NOTE 17. RESERVES (CONTINUED)

	Shareholders of the Company		Unitholders of MGI		Securityholders	
	31 Dec 2006 $M	31 Dec 2005 $M	**31 Dec 2006 $M**	31 Dec 2005 $M	**31 Dec 2006 $M**	31 Dec 2005 $M
(d) Capital Profits Reserve						
Balance at the beginning of the period	3.0	–	8.4	5.1	11.4	5.1
Balance on acquisition of MGI	–	–	–	–	–	–
Transfers from Asset Revaluation Reserve	–	–	7.6	–	7.6	–
Transfers to Retained Earnings	–	–	–	0.6	–	0.6
Impact of movements in foreign exchange rates	(0.2)	–	–	–	(0.2)	–
Balance at the end of the period	2.8	–	16.0	5.7	18.8	5.7
(e) RePS Repurchase Reserve						
Balance at the beginning of the period	–	–	–	(20.8)	–	(20.8)
Transfer to Issued Capital on conversion of RePS to securities	–	–	–	14.8	–	14.8
Balance at the end of the period	–	–	–	(6.0)	–	(6.0)

The RePS Repurchase Reserve arose on acquisition of RePS by the Consolidated Entity. The balance reversed on conversion of the RePS instruments to securities.

	Shareholders of the Company		Unitholders of MGI		Securityholders	
	31 Dec 2006 $M	31 Dec 2005 $M	**31 Dec 2006 $M**	31 Dec 2005 $M	**31 Dec 2006 $M**	31 Dec 2005 $M
(f) Employee Compensation Reserve						
Balance at the beginning of the period	17.2	11.5	–	–	17.2	11.5
Expense recognised in the Income Statement during the period	4.8	0.6	–	–	4.8	0.6
Amount due from employees for options/securities not yet vested	–	–	–	–	–	–
Amount transferred to issued capital on vesting of options/securities	(1.7)	(0.9)	–	–	(1.7)	(0.9)
Difference between the ESAP interest and distribution	(0.5)	–	–	–	(0.5)	–
Impact of movements in foreign exchange rates	0.1	–	–	–	0.1	–
Balance at the end of the period	19.9	11.2	–	–	19.9	11.2
(g) Defined Benefit Fund Actuarial Gains Reserve						
Balance at the beginning of the period	2.7	–	–	–	2.7	–
Impact of movements in foreign exchange rates	0.1	–	–	–	0.1	–
Balance at the end of the period	2.8	–	–	–	2.8	–
Total consolidated reserves	103.9	53.5	155.5	64.8	259.4	118.3

NOTE 18. (ACCUMULATED LOSSES)/RETAINED EARNINGS

The (accumulated losses)/retained earnings of the Consolidated Entity are apportioned below between the amounts Securityholders are entitled to by virtue of their shareholding in the Company and their unitholding in MGI:

	Shareholders of the Company		Unitholders of MGI		Securityholders	
	31 Dec 2006 $M	31 Dec 2005 $M	31 Dec 2006 $M	31 Dec 2005 $M	31 Dec 2006 $M	31 Dec 2005 $M
(Accumulated losses)/retained earnings at the beginning of the period	(63.3)	(109.0)	63.3	89.2	–	(19.8)
Impact of change in accounting policy	–	–	–	(0.9)	–	(0.9)
	(63.3)	(109.0)	63.3	88.3	–	(20.7)
Profit/(loss) for the period	(1.7)	16.4	304.2	223.5	302.5	239.9
Transfers to Asset Revaluation Reserve	3.4	2.6	(42.5)	(58.2)	(39.1)	(55.6)
Transfers to Cash Flow Hedge Reserve	–	–	(10.8)	–	(10.8)	–
Distributions declared	4.7	2.1	(259.6)	(197.5)	(254.9)	(195.4)
(Accumulated losses)/retained earnings at the end of the period	(56.9)	(87.9)	54.6	56.1	(2.3)	(31.8)

NOTE 19. OTHER MINORITY INTERESTS

Other minority interests in controlled entities comprise:

	Consolidated	
	31 Dec 2006 $M	30 Jun 2006 $M
Other shareholders in Ascendas Global Gateway Pte Limited	2.5	2.4
Other shareholders in Highbrook Development Limited	20.8	18.8
	23.3	21.2

NOTE 20. COMMITMENTS

Commitment to Investment in Managed Funds

At 31 December 2006, the Consolidated Entity was committed to invest A$33.0 million into MGWHK (30 June 2006: $32.5 million) of which A$23.0 million was invested in January 2007, and committed to invest $9.6 million (30 June 2006: $nil) in Arlington Fund Of Funds.

The Consolidated Entity has also underwritten up to $124.0 million of equity to be raised by Arlington Business Park Partnership, a managed fund, and up to $17.5 million of equity to be raised by the UK Balanced Fund, a managed fund listed in Ireland.

Acquisition of Investment Properties

Amounts contracted for the acquisition of investment properties not provided for at 31 December 2006 is $40.0 million (30 June 2006: $7.0 million).

NOTE 21. EVENTS SUBSEQUENT TO BALANCE DATE

In the opinion of the Directors, there were no events subsequent to balance date and up to the date of this report which would require adjustment or disclosure in the Financial Statements.

MACQUARIE GOODMAN MANAGEMENT LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' DECLARATION

In the opinion of the Directors of Macquarie Goodman Management Limited:

(a) the interim financial statements and the accompanying notes of the Consolidated Entity are in accordance with the Corporations Act 2001, including:

i. giving a true and fair view of the financial position of the Consolidated Entity as at 31 December 2006 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date; and

ii. complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors.

David Clarke, AO
Chairman

Gregory Goodman
Director

Sydney, 15 February 2007

Independent auditor's review report to the members of Macquarie Goodman Management Limited

We have reviewed the accompanying interim financial report of Macquarie Goodman Management Limited, which comprises the balance sheet as at 31 December 2006, and the consolidated interim income statement, statement of changes in recognised income and expense and cash flow statement for the interim period ended on that date, a statement of accounting policies, other explanatory notes 2 to 21 and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the half-year's end or from time to time during the interim period.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the interim period ended on that date; and complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As auditor of Macquarie Goodman Management Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Macquarie Goodman Management Limited is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of their performance for the interim period ended on that date; and

(b) complying with Australian Accounting AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001.

KPMG

J Teer
Partner

Sydney

15 February 2007

MACQUARIE

Macquarie Goodman

Macquarie Goodman Group

Results for the half year ended 31 December 2006


develop
manage
own

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Contents

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Section 1 – Half Year in Review

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Half Year in Review

- Reported Profit for the period of $303 million with Operating Income of $253 million
- Operating Earnings Per Security ("EPS") up 22% on previous corresponding period to 15.75 cents and Distributions Per Security ("DPS") up 15% to 15.75 cents
- Gearing ratio of 36.7% remains at the mid point of target range
- Strong operating performance across all business units
  - Property Investments yielding 7.6% and performing well
  - Development robust in all regions running at an annualised Return on Capital ("ROC") of 17%
  - Management Services income up 14% since June half

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Macquarie Goodman

Half Year in Review

- → Operationally it was a period of capitalisation on the established platform
  - → Net acquisition of $0.5 billion of property on balance sheet
  - → Acquisition of cornerstone investments of $0.6 billion
  - → New development commitments of $0.8 billion
  - → Growth in AUM of 17% to $33.3 billion
- → Delivery of major strategic initiatives
  - → Akeler acquisition
  - → European Logistics Fund ("AELF") launch
  - → Commenced UK Logistics strategy
- → Total return to securityholders of 29.7% over the half year

Section 2 – Financial Performance

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Financial Performance

Results Comparison

→ EPS and DPS up 22% and 15% respectively

→ Focus on efficient capital management to maintain balance sheet strength

	Half Year Ending 31 Dec 2006	Half Year Ending 31 Dec 2005	Increase/ (decrease) %
Operating earnings per security** (cents)	15.75	12.92	21.9
Distribution per security (cents)	15.75	13.75	14.5
Payout ratio (%)	100.0	106.4	(6.0)
	As at 31 Dec 2006	**As at 30 Jun 2006**	**Increase/ (decrease) %**
Total assets ($million)	7,745.1	6,753.2	14.7
Gearing*(%)	36.7	32.2	14.0
NTA per security ($)	1.87	1.73	8.1
Units on issue (million)	1,659.8	1,608.8	3.2
Market capitalisation ($million) (closing price $6.00 at 30 June 06 and $7.60 at 31 Dec 2006)	12,614	9,653	30.7

*Gearing is calculated as Total Interest Bearing Liabilities over Total Assets.

**Operating EPS excludes unrealised gains on property revaluations, AIFRS and other non-cash adjustments

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Financial Performance

MGQ Results	Half Year ending 31 Dec 2006 ($M)	Half Year ending 31 Dec 2005 ($M)
Property Investment	195.4	197.5
Management Services	95.1	11.4
Development	100.0	29.5
Operating revenue net of property expenses	**390.5**	**238.4**
Unrealised gains on investment properties	40.7	55.6
Total income	**431.2**	**294.0**
Expenses from operations	(61.5)	(8.8)
Net interest expense	(51.0)	(42.0)
Tax	(16.0)	(3.8)
Minority interests	(0.2)	0.5
Profit after tax attributable to Securityholders	**302.5**	**239.9**
Less Unrealised gains on investment properties	(40.7)	(55.6)
Less Other AIFRS adjustments	(8.5)	-
Operating profit after tax attributable to Securityholders	**253.3**	**184.3**
Transfer from reserves	1.6	13.2
Total distributable income	**254.9**	**197.5**
Operating basic earnings per security (cents)*	**15.75**	**12.92**
Distribution per security (cents)	**15.75**	**13.75**
Weighted average number of securities – EPS (million)	1,607.5	1,426.1

*Operating EPS excludes unrealised gains on property revaluations, AIFRS and other non-cash adjustments

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Reconciliation of Distributions

MGQ Results	Half Year ending 31 Dec 2006 ($M)
Profit after tax attributable to Securityholders	302.5
Less unrealised gains on investment property revaluations	(31.1)
Less unrealised gains included in associate share of profits	(9.6)
	261.8
Add / (Subtract) other AIFRS adjustments:	
Straight-lining of rent and amortisation of lease incentives	(8.0)
Fair value of derivatives and deferred tax on derivative valuations	(1.6)
Employee LTIP, and Other	1.1
Operating profit after tax applicable to Securityholders	**253.3**
Reconciliation of Transfer from Reserves	
Pari Passu	1.6
Total distributable income	**254.9**

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Financial Position

- → Headline Gearing at 36.7% maintained at the mid point of stated target range
- → 41.7% Gearing on a "look through" basis
- → Interest cover ratio# of 4.5 times
- → Capital allocation to Property Investments and Development within target ranges

Capital Allocation	30 June 2006 $B	31 Dec 2006 $B	31 Dec 2006 Allocation	Target Allocation Range %
Property Investments	4.6	5.5	88%	85 - 95
Development Land and WIP	0.7	0.8	12%	5 - 15
Other*	1.5	1.4	N/A	N/A
Total Assets	**6.8**	**7.7**	**100%**	**100**
Interest Bearing Liabilities	2.2	2.8		
Other Liabilities	0.6	0.6		
Total Liabilities	**2.8**	**3.4**		
Net Assets	**4.0**	**4.3**		
Gearing (%)	**32.2**	**36.7**		**35 - 40**

Operating EBIT / Gross Interest

* Other includes Intangible assets of $1.24 billion

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Business Composition

Earnings

- → Property Investment providing 57% of earnings for the half
  - → Reduction in direct property income supplemented by cornerstone investment
  - → Opportunity to grow cornerstone investments through growth in third party AUM
- → Management services EBIT up 14%
  - → Driven by 17% AUM growth
- → Contribution from development on track to meet annualised target
  - → Represents 29% of 1H FY07 EBIT as a result of transactions with managed fund platform
- → On track to achieve desired EBIT mix targets in FY07
  - → Focus on >80% from recurrent income sources (investments and management services)
  - → Manage exposure to less than 20% from development

Earnings Type (EBIT)	2H FY06		1H FY07		Target
	$M	%	$M	%	% range
Property Investment	178	69	195	57	50-60
Management Services	44	17	50	14	20-30
Development	35	14	100	29	15-20
Unallocated expenses	(15)	-	(16)	-	-
Total	**242**	**100**	**329**	**100**	

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Business Composition

Earnings (cont.)

→ Geographic earnings (1H FY07) diversification provided by expansive platform

REGION	% EBIT
ASIA PACIFIC	61
EUROPE	39



Capital

→ Property Investments will continue to underpin the strength of Balance Sheet

→ Balance Sheet capacity provides the ability to facilitate new AUM initiatives

  → $0.6 billion of warehoused assets at balance date plus the development workbook

  → Gross transaction volume on MGQ balance sheet of $1.5 billion of capital over the half (acquired $0.7 billion with disposals of $0.8 billion)

→ Maintain focus on ROC metrics to maximise long term securityholder value

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Section 3 – Property Investment

Property Investment

Total Property Investment Capital Allocation

→ Total property investment portfolio up $0.9 billion to $5.5 billion

	$ BILLION
DIRECT AUSTRALIAN ASSETS	3.6
CORNERSTONE	1.3
WAREHOUSED ASSETS	0.6



Changes since 30 June 2006:

→ Australian Direct Assets down $0.2 billion with asset sales ($0.3 billion) partially offset by developments and revaluations ($0.1billion)

- → MGWF sales $171 million (including Erskine Park)
- → Third party sales $147 million (primarily Suburban Office)

→ Cornerstones up $0.6 billion

- → Primarily MGWF ($0.2 billion), ABPP ($0.1 billion), AELF ($0.1 billion), Other ($0.2 billion)

→ Warehoused investments increased by $0.5 billion

- → UK Logistics and Office Park assets

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Property Investment

Total Property Investment Capital Allocation (cont.)

	Direct Assets $M	Warehoused Assets $M	Cornerstone Investments $M	Total Investments $M	Development WIP (on MGQ B/S) $M
Asia Pacific	3,586	86	853	4,525	568
Europe	-	485	448	933	199
Total	**3,586**	**571**	**1,301**	**5,458**	**766**

Direct Australian Property Investment

- → 83 properties located across key markets
- → Intensive management and buoyant market conditions delivering strong performance
  - → 114,887 sqm ($16.6 million net annual rental) of existing space leased
  - → Customer retention of 77%
  - → Average increases of 3.2% on passing rentals
- → Average portfolio valuation cap rate of 7.6%
- → 98% occupancy and a weighted average lease expiry of 4.9 years

Macquarie Goodman

Property Investment (cont)

Warehoused Investments

- → Continue to utilise capacity of balance sheet to seed existing and new fund initiatives
- → $571 million in warehoused investments as at 31 December 2006

EUROPE	85%
ASIA PACIFIC	15%



- → UK Logistics
  - → $242 million portfolio acquired September 2006
  - → Will continue to acquire assets (over $750 million in various stages of due diligence)
  - → Expected divestment primarily into proposed UK Logistics Fund over the next 12 months
- → European Business Parks
  - → Further $111 million acquired in development property for potential sale to existing funds

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Macquarie Goodman

Property Investment (cont)

Cornerstone Investments

- → Provides alignment of interests between MGQ and investors in our funds
- → Supplements direct investment income
- → Total investment of $1,301 million (up $624 million since 30 June 2006)
- → Strong investment performance:
  - → Average income return of 6.6%
  - → Average Total Return 15.6% (for 1H FY07)

Largest cornerstone investments

		MGP	A-REIT	MGWF	MGHKWF	ABPP	AELF
MGQ Investment	A$M	180	185	385	103	194	107
Cornerstone Share	%	28	7	30	17	11	40
Annualised Yield *	%	8.0	6.6	7.5	5.6	4.5	6.3

latest period vs previous corresponding

* Based on opening security value

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Section 4 – Management Services

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Macquarie Goodman

Management Services

Growth and Profitability

- → Strong organic AUM growth of 15% since June 2006
  - → Total AUM up 17% from $28.5 billion to $33.3 billion
- → Underlying AUM driven by growth in existing funds and new fund initiatives (AELF $0.5 billion)
- → Positive performance of European platform in first 12 months since acquisition
  - → 34% growth in AUM since acquisition

Fund	30 Jun 2006 $B	31 Dec 2006 $B	Variance $B	Variance %
Existing Funds				
MGQ	4.2	4.8	0.6	14
A-REIT	2.4	2.5	0.1	4
MGP	0.8	0.9	0.1	13
MGWF	1.2	1.7	0.5	42
MGHK	0.8	1.0	0.2	25
UK Wholesale	6.2	8.1	1.9	31
UK Mandates	12.9	13.8	0.9	7
Sub Total	**28.5**	**32.8**	**4.3**	**15**
New Funds				
AELF	NA	0.5	0.5	NA
Total	**28.5**	**33.3**	**4.8**	**17**

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Management Services

Major Initiatives In The Period

- Launch of AELF
  - Total committed equity of $1 billion (€625 million)
  - Open ended sector specific fund
  - MGQ holds 40%, currently in the process of reducing to between 20-25%

- Acquisition of Akeler
  - $1.6 billion (£649 million) total cost shared by MGQ and our managed funds
  - $1.5 billion (£600 million) of completed UK Business parks and development properties with an estimated end value of another $2.3 billion (£900 million) acquired by ABPP
  - Consolidates the ABPP position as the pre-eminent UK business Park fund at $4.5 billion (£1.8 billion) of assets today and a built out value of $8.3 billion (£3.3 billion)

- Commenced seeding for UK Logistics Fund
  - $0.3 billion (£125 million) of end value already acquired, over $0.8 billion (£300 million) in various stages of due diligence
  - Launch expected over the next 12 months

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Management Services

Investment Performance

→ MGQ benefits directly from the performance of its co-investment but also indirectly through the ability to grow management services income

→ The integration of the Management, Development and Acquisition disciplines strengthens each of them in our experience, differentiating our business model and service offering

→ Solid operational and financial results for all key funds

Fund	Performance Since Inception* %	Relative to Performance Benchmark#	Occupancy %	WALE Years	Retention %
A-REIT	39.1	Outperform	96	6.3	84
MGP	21.6	In Line	98	5.9	83
MGWF	12.5	Outperform	99	8.5	79
MGHKWF	13.0	Outperform	97	2.0	78
ABPP (UK)	27.8	Outperform	94	11.0	NA
AELF (Europe)	NA	NA	100	8.2	NA

* Annualised to 31 December 2006

AREIT (DPU>2.5%pa), MGP (NZX Property ex MGP), MGWF (10 Yr CGS + 350bps), MGHK, (10 year HIBOR +450bps), ABPP (IPD +100bps).

Management Services

Diversity of capital partners

- → MGQ funds provide investment opportunity across 6 regions/economies
  - → Diversity of both equity partners and economic cycles

- → 50 global investors in two or more MGQ Funds*
  - → Strong MGQ and investor relationships
  - → Ability to source long term capital from existing investor base

- → 78% (by value) of investors in two or more funds are internationally based

Investors with multiple holdings



40
30
20
10
INVESTORS
0
1
2
3
4
5
6
NUMBER OF MGQ FUNDS

REGION	%
INTERNATIONAL	78
DOMESTIC	22



*including MGQ

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Section 5 – Development

Development

Development Completions

- → Significant development completions during the half year - $840 million
  - → 9.5% weighted average yield on total project cost
  - → 6.3 years weighted average lease term
  - → 83% pre-committed

- → Mixture of developments between Group and third party managed funds
  - → 63% completed on balance sheet
  - → 37% completed for third party managed funds

MGQ Development Completions (net lettable area)


800 SQM (000)
700
600
500
400
300
200
100
0
2003
2004
2005
2006
2007[1]
30 JUNE

[1] Six months to 31 December 2005.

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Development

Development Commitments and Workbook

- Substantial new development commitments of $817 million for the half
  - 8.2% weighted average yield
  - 8.7 years weighted average lease term
  - 81% pre-committed
  - 63% on MGQ balance sheet with 37% in third party funds
- $2.9 billion of new product currently under development
  - 64% ($1.8 billion) under development in third party funds
  - 62% pre-committed
- Geographically diversified development book mitigates risk
  - 54% Europe
  - 40% Australia/New Zealand

Work In Progress By Region	On Balance Sheet End Value $M	Third Party Funds End Value $M	Total End Value $M	Third Party Funds % of total
Australia/New Zealand	452	717	1,169	61
Asia	40	122	162	75
Europe	557	988	1,545	64
Total	**1,049**	**1,827**	**2,876**	**64**

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Development

Case Study: Interlink Distribution Centre, Erskine Park

- → Development arrangement agreed with Brickworks in June 2006 over 40ha
- → Pre-leased 50% of site within 6 months
- → Completed projects acquired by Brickworks-MGWF JV Trust

Parties	Land Phase	Development Phase	Investment Phase
Customers: Woolworths & Kimberley- Clark	Identify location as suitable, agree to efficient specification of buildings and lease terms	Agree to works	Maintain long term relationship with owner and developer
Brickworks	Holds land	Shares development funding and profits	Invests in Brickworks-MGWF Trust offering diversity and capital efficiency
Brickworks-MGWF Trust		Enters fixed price contract from Brickworks and MGQ	Buys property cost effectively
MGWF		Subscribes for capital in Brickworks-MGW Trust	Invests in Brickworks-MGWF Trust offering diversity and capital efficiency
MGQ	Planning and pre-lease	Enters fixed price contract with Brickworks-MGWF Trust Employs construction contractor Shares development funding and profits Earns development management fees Uses scale to deliver cost effective outcome for all parties and uses MGQ capital efficiently	Invests in MGWF Receives management fees

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Development

Capital Allocation

- → Allocation of capital to development business marginally increased from June 2006
  - → Lower proportion of overall assets
  - → Development completions significantly increased
- → Demonstrates intensive use of capital
  - → Increasing proportion of developments within third party funds
  - → Efficient land holding structuring
- → Greater allocation of development capital to UK/Europe in the near future

	30 June 2006	31 December 2006
Allocation of Capital $B	0.74	0.77
Proportion of Total Assets %	10.8	9.9
Development Completions $B	0.50	0.84

Development

Financial Performance

- → Annualised ROC of 17% on developments
  - → The half year result was positively influenced by large transactions executed with our managed funds
- → Opportunities to enhance ROC through the early transfer of investments into third party managed funds
- → Current work in progress to deliver in excess of $1.6 billion per annum in completed development product

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Section 6 – Recap

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Recap

Capitalisation on existing platform to deliver strong performance

Operating Performance

- → AUM up 17% to $33.3 billion
- → Substantial development workbook of $2.9 billion underpins future AUM growth
- → Performance of managed funds in line or ahead of benchmarks
- → Property Investments performing strongly

Strategic Initiatives

- → AELF launched with excess demand
- → ABPP positioned as the pre-eminent UK Business Park fund via Akeler acquisition
- → Commenced seeding of portfolio for proposed UK logistics fund

Financial Outcomes

- → Strong EPS and DPS growth, 100% payout maintained
  - → EPS +22% on pcp
- → Balance Sheet and Interest Cover within target ranges
- → Capital allocation and mix of earnings within the desired ranges for the full year

Remain comfortable with consensus EPS - 31.5c for FY07, +18% on FY06

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Section 7 - Appendices

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Appendices

Contents

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Total Income by Business Segment

for the half year ended 31 December 2006

Category	Total $M	Net Property Investment Income $M	Net Management Income $M	Net Development income $M	Unrealised Gains on Investment Properties $M
Net property income	**166.6**	166.6			
Net gain from fair value adjustment on investment properties:					
-Unrealised	**31.1**				31.1
Net gain on disposal of investment properties	**20.2**			20.2	
Net gain on disposal of controlled entities	**79.8**			79.8	
Share of net results from equity accounted investments	**31.6**	18.0	4.0		9.6
Net gain on disposal of equity investments	-				
Funds management	**55.8**		55.8		
Property services	**9.1**		9.1		
Net Development management	**26.2**		26.2		
Distributions from listed investments	**10.8**	10.8			
Total income	**431.2**	**195.4**	**95.1**	**100.0**	**40.7**

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Total Income by Geographic Segment

for the half year ended 31 December 2006

Category	Total $M	Australasia $M	Asia $M	Europe $M
Net Property Investment Income*	**195.4**	167.3	8.3	19.8
Net Management Income	**95.1**	22.1	5.7	67.3
Net Development Income	**100.0**	20.9	-	79.1
Unrealised gains	**40.7**	36.2	4.5	-
Total	**431.2**	**246.5**	**18.5**	**166.2**

*Includes distributions from cornerstone investments

Movement in Net Assets

Net Tangible Asset Reconciliation	$M	$M	Per Security*
Net assets at 1 July 2006		3,971.3	2.44
Less: Minority interests		(21.2)	0.01
Net assets attributable to security holders		**3,950.1**	**2.43**
Revaluation of non-current investments during the year			
Revaluation of investments properties in associates	9.6		
Revaluation of investment properties	31.1	40.7	0.02
Revaluation of investments (incl A-REIT)		38.8	0.02
Movements in equity			
Equity issues (DRP and RePS conversion, net of issue costs, effect of ESAP, and minority interests)		249.3	0.15
Other			
Transfer from reserves (EPS/DPS gap, Pari Passu, other AIFRS adjustments)		16.1	0.01
Change in fair value of derivatives and foreign exchange losses		(5.1)	0.00
Share of profit attributable to minority interest		(0.2)	0.00
Net assets attributable to security holders at 31 December 2006		**4,289.7**	**2.63**
Less Intangibles		(1,237.4)	(0.76)
Net tangible assets at 31 December 2006		**3,052.3**	**1.87**

* Calculated on 1,629.0 million securities being closing securities on issue of 1,659.8 million less 30.8 million securities related to ESAP

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Macquarie Goodman

Financial Position

- → Headline gearing of 36.7%
- → Look through 41.7%
- → ICR 4.5X

As at 31 December 2006	Australasia $M	Asia $M	Europe $M	Total $M
Investment properties	4,125.0	38.7	586.6	4,777.3
Investments in managed funds	567.0	111.4	233.9	912.3
Other assets*	154.2	255.5	1,645.8	2,055.5
Total assets	**4,873.2**	**405.6**	**2,466.3**	**7,745.1**
Interest bearing liabilities	562.5	274.5	2,002.1	2,839.1
Other liabilities	219.4	38.7	334.9	593.0
Total liabilities	**781.9**	**313.2**	**2,337.0**	**3,432.1**
Net assets	**4,091.3**	**92.4**	**129.3**	**4,313.0**
Gearing				**36.7%**

* Other assets include intangibles of $1,237.4m

MACQUARIE

Macquarie Goodman

Capital Management

Summary

- → New equity raised during the year including
  - → Distribution reinvestment plan ("DRP") – $126.3 million
  - → RePs conversion - $33.8 million
  - → Institutional placement - $28.3 million
  - → Shareholder Purchase Plan – $48.9 million
- → Total group borrowings at $2,839.1 million with gearing at 36.7%
- → Interest Cover of 4.5 times
- → Interest rates are hedged to 83% over the next 12 months at 4.61% with a weighted average maturity of 5.89 years
- → Offshore operations are fully debt funded in the local currency, reducing the need for derivatives

MACQUARIE

Macquarie Goodman

Capital Management (cont.)

Debt Management

→ Current Debt Platform

→ A$1.4 billion Syndicated Multi Currency debt facility

→ $603 million CMBS matured in November 2006.

→ Refinanced by the issue of unrated notes as a 6 month Bridge

Funding Diversification

SMCF – SECURED	45%
CMBS – BRIDGE	20%
OVERSEAS – SECURED	19%
OVERSEAS – UNSECURED	16%



Currency Mix

CURRENCY	%
USD	1
HKD	3
SGD	6
AUD	7
NZD	13
EURO	24
GBP	46



Capital Management (cont.)

Debt Management

- Interest rates are hedged to 83% over next 12 months
- Weighted average hedge rate of 4.61%

AUD – 5.89%	HKD – 4.66%
NZD – 6.67%	GBP – 4.69%
SGD – 3.71%	Euro – 3.93%

- Weighted average maturity of 5.89 years

Interest Rate Hedging Profile



2,400 $M
2,000
1,600
1,200
800
400
0
NATIONAL PRINCIPAL AMOUNT
% 6
5
4
3
2
1
0
FIXED INTEREST RATE
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

MACQUARIE

Macquarie Goodman

Property Investment

- 83 properties with a total value of $3.6 billion located across key Australian markets
- Intensive management and buoyant market conditions delivering strong underlying performance
  - 114,887 sqm ($16.6 million net annual rental) of existing space leased
  - Customer retention of 77%
  - Average increases of 3.2% on passing rentals
- Average portfolio valuation cap rate of 7.6%
- 98% occupancy and a weighted average lease expiry of 4.9 years
- Revaluations adding $37.2 million in value for the 6 months

Geographic Diversification

OTHER	1%
QUEENSLAND	3%
VICTORIA	15%
NEW SOUTH WALES	81%



Asset Class Diversification

SUBURBAN OFFICE	1%
INDUSTRIAL ESTATE	16%
WAREHOUSE/DISTRIBUTION	27%
BUSINESS PARK	31%
OFFICE PARK	25%



MACQUARIE

Macquarie Goodman

Property Investment (cont.)

Occupancy and Lease Expiry

→ Positive performance in most regions

→ WALE of 4.9 years – in line with historical average

→ Occupancy maintained at 98%

Region	% of Portfolio	WALE Dec 2005 YEARS	WALE Dec 2006 YEARS	Occupancy Dec 2005 %	Occupancy Dec 2006 %
Sydney South	18	4.2	4.1	99	99
Sydney West	23	4.1	4.2	99	97
Sydney Outer West	18	6.4	6.2	100	99
Sydney North	22	4.7	4.4	96	99
Victoria	15	6.1	5.9	98	99
Queensland	3	4.8	3.7	100	98
Other	1	7.0	7.2	100	100
Total	**100**	**5.1**	**4.9**	**98**	**98**

MACQUARIE

Macquarie Goodman

Property Investment (cont.)

Leasing Deals

- → Leased 114,887sqm of existing space
- → $16.6 million net annual rental (6% of the portfolio)
- → Average lease term on new deals of 5.9 years
- → Average rental increases of 3.2% on new lease transactions

Region	Area SQM	Net Annual Rental $M	Average Lease Term YEARS	Increase on Passing Rental %
Sydney South	18,890	4.2	6.0	1.4
Sydney West	20,429	2.3	3.9	3.2
Sydney Outer West	7,121	0.8	5.4	2.6
Sydney North	22,011	6.0	6.6	3.8
Victoria	44,268	3.1	6.2	4.2
South Australia	-	-	-	-
Queensland	2,168	0.2	5.0	11.6
Total	**114,887**	**16.6**	**5.9**	**3.2**

MACQUARIE

Macquarie Goodman

Property Investment (cont.)

Customer Retention

→ Solid retention in all key regions:

- → 77% for the year
- → 81% rolling four years

Region	Expiry in period %	Retention rate %
Sydney South	23	65
Sydney West	15	79
Sydney Outer West	20	88
Sydney North	15	62
Victoria	19	62
Queensland	7	76
Total	**100**	**77**

Macquarie Goodman

Property Investment (cont.)

Weighted Average Lease Expiry*

→ Stable lease expiry profile

→ 37% of income expiring beyond five years



45 %
40
35
30
25
20
15
10
5
0
<1
1–2
2–3
3–4
4–5
>5

*Calculated on Net Annual Rental

MACQUARIE

Macquarie Goodman

Property Investment (cont.)

Expiry Profile

→ Manageable lease expiry profile over the next 12 months

Region	% of portfolio net income expired in the 12 months to December 2006	% of portfolio net income expiring in the 12 months to December 2007
Sydney South	2.7	3.1
Sydney West	1.9	3.8
Sydney Outer West	1.9	1.8
Sydney North	2.2	3.5
Victoria	2.3	2.0
Queensland	0.4	0.2
Other	0.2	0.3
Total	**11.6**	**14.7**

MACQUARIE

Macquarie Goodman

Property Investment (cont.)

Property Revaluations

- → $1.4 billion of properties revalued for the half year ended 31 December 2006
- → 2.6% increase over previous book values
- → Revalued portfolio weighted average capitalisation rate of 7.2%
- → MGQ portfolio weighted average capitalisation rate of 7.6%

Region	Book Value $M	Valuation $M	Value Addition $M	Increase %	Weighted Cap Rate on Revalued Portfolio %
New South Wales	1,199.6	1,232.6	33.0	2.7	7.2
Victoria	199.9	203.6	3.7	1.9	7.2
Queensland	16.1	16.5	0.4	2.5	8.5
Other	4.4	4.5	0.1	2.8	9.8
Total	**1,420.0**	**1,457.2**	**37.2**	**2.6**	**7.2**

MACQUARIE

Macquarie Goodman

Funds Management

Overview

→ Management of third party funds on behalf of investors

→ Total assets under management of $33.3 billion

→ Diversified across public and private markets in Australia, New Zealand, Hong Kong, Singapore, UK and Europe

REGION	$ BILLION
HONG KONG/CHINA	1.0
NEW ZEALAND	1.1
SINGAPORE	2.5
AUSTRALIA	5.6
EUROPE	23.1



MACQUARIE

Macquarie Goodman

Funds Management (cont.)

Australia – Macquarie Goodman Wholesale Fund

- → Financial performance remains strong
  - → Total return of 6.1% for the half year with anticipated full year total return of 11.5% to 12.0% (net of fees)
  - → Total distributions in line to achieve the forecast 7.5 cents per security
- → Assets under management of $1.7 billion
  - → Up 36% for 6 months and 70% growth since launch
  - → Portfolio of 62 properties (100% increase since launch)
  - → Development pipeline with $270 million committed
- → Increased capacity for growth
  - → Gearing 22.2% post issue of Tranche 2 securities
  - → Additional gearing capacity of $500 million
  - → 80% DRP take-up which generates additional $80 million per annum

Funds Management (cont.)

New Zealand - MGP(1)

- → Critical market coverage:
  - → Total assets of NZ$1.0 billion and market capitalisation of NZ$0.9 billion
  - → 2nd largest LPT in New Zealand, top 25 entity on NZX
- → Active asset management of portfolio (2)
  - → NZ$165 million of acquisitions and NZ$82 million of divestments
- → Strong financial position with gearing at 34.3% (within target range)
- → Greater capacity to grow development pipeline and secure portfolio growth
  - → Completion of 91,500 sqm of development projects
  - → Secured 17,300 sqm new pre-commitments



ASSETS UNDER MANAGEMENT
1.0 $B
0.8
0.6
0.4
0.2
0
2003
2004
2005
2006
2007(3)

(1) Reflects 1HFY07 period for the respective vehicle.

(2) Including acquisitions and divestments announced post September 2006

(3) 1H FY07

MACQUARIE

Macquarie Goodman

Funds Management (cont.)

Singapore - A-REIT(1)

- → Market capitalisation of S$3.4 billion
- → 3rd largest REIT in Singapore, top 50 entity on the SGX-ST
- → Strong investment performance
  - → 7.9% distribution growth (YTD pcp)
  - → 36.9% capital growth (12 months)
- → Assets under management of S$3.0 billion
  - → Higher than market portfolio occupancy of 96.1%
  - → Committed investments of S$214 million pending completion
- → Acquisition capacity through strong balance sheet position
  - → Gearing at 39.5% within target range



ASSETS UNDER MANAGEMENT
3.0 $B
2.5
2.0
1.5
1.0
0.5
0
2002
2003
2004
2005
2006
2007(2)

(1) MGQ holds 40% interest in the Ascendas-MGM JV sharing Fund Management, performance fees and acquisition fees. Period represents A-REIT results for 3Q-FY07. (2) Result to 3Q FY07

MACQUARIE

Macquarie Goodman

Funds Management (cont.)

Hong Kong – Macquarie Goodman Wholesale Fund

- → Solid financial returns
  - → Total return of 13.0% since inception (post-performance fees)
  - → 8.7% capital return
- → Assets under management of HK$5.9 billion
  - → HK$0.6 billion acquisitions since launch
  - → HK$1.2 billion approved acquisitions to be completed
- → Strong leasing result
  - → Customer retention rate of 78%
  - → Portfolio occupancy of 97.2%
- → Gearing 37.1% within the 35% to 40% preferred band
- → Property market conditions buoyant and returns are on track

MACQUARIE

Macquarie Goodman

Funds Management (cont.)

United Kingdom and Europe

- Continued expansion of funds management platform
  - £649 million acquisition of Business Parks in November 2006
  - Launched €625 million European Logistics Fund in December 2006
  - United Kingdom Logistics Fund targeted for next 12 months
- 34% AUM growth since acquisition
  - Wholesale Funds £3.4 billion and Mandates £5.6 billion
  - 17% growth in 6 months
- Property market conditions robust
- Investor demand strong
- Internal asset creation capability enhances future growth prospect

MACQUARIE

Macquarie Goodman

Acquisitions and Disposals

Acquisitions

- → $702 million in acquisitions for the year
  - → $628 million in Europe
  - → $54 million in Australia

Disposals

- → $824 million in disposals for the year
  - → $458 million in Europe
    - → Creation of European Logistics Fund
  - → $321 million in Australia
    - → $171 million to the Australian Wholesale Fund

Region	Acquisitions $M	Disposals $M
Australia	54	321
New Zealand	-	37
Asia	20	-
Europe	628	458
Total	**702**	**816**

Macquarie Goodman

Customer Base

Top 20 MGQ Customers (by net income)



COLES
TOLL
DEUTSHE POST WORLD NET – DHL/EXEL
T-MOBILE
REGUS PLC
SINGTEL
KPN TELECOM
C&P
LINFOX
TNT
WOOLWORTHS
UNILEVER
BRAMBLES AUSTRALIA
HEWLETT-PACKARD
HAYS LOGISTICS
COCA-COLA
ACI
VODAFONE
CSC AUSTRALIA
KIMBERLY CLARK
$M 0 5 10 15 20 25 30 35

MACQUARIE

Macquarie Goodman

Geographic Coverage

→ Total industrial and business space assets under management of $22.6 billion


EUROPE AND UNITED KINGDOM
* Japan 3 people and USA 1 person
HONG KONG/CHINA
SINGAPORE
AUSTRALIA
NEW ZEALAND

Region	Assets	Properties	People
EUROPE AND UNITED KINGDOM	$12.1 b	292	404
HONG KONG/CHINA	$1.0 b	11	214
SINGAPORE	$2.5 b	69	27
AUSTRALIA	$5.6 b	145	269
NEW ZEALAND	$1.1 b	26	51
	$22.6 b	543	965*

Macquarie Goodman

Thank You

Disclaimer

This presentation for the half year ended 31 December 2006 has been prepared by Macquarie Goodman Group (Macquarie Goodman Management Limited ABN 69 000 123 071 and its controlled entities including Macquarie Goodman Funds Management Limited ABN 48 067 796 641, AFSL Number 223621 and Macquarie Goodman Industrial Trust ARSN 091 213 839l and its controlled entities; collectively "Macquarie Goodman Group" or the "Group"). The information in this presentation is general information only. It is not intended as investment or financial advice and must not be relied upon as such. You should obtain independent professional advice prior to making any decision relating to your investment or financial needs. This presentation is not an offer or invitation for subscription or purchase of securities or other financial products. Past performance is no indication of future performance. All values are expressed in Australian currency unless otherwise stated. February 2007



develop
manage
own

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

BRICKWORKS LIMITED Macquarie Goodman

RECEIVED

2007 ... -8 A ... 25

Media Release

Woolworths pre-commit at Interlink Distribution Centre

Date:	15 February 2007
Release:	Immediate

Brickworks Limited ("Brickworks") and Macquarie Goodman Wholesale Fund ("MGW") are pleased to announce that their joint venture has secured a second major development pre-commitment at Interlink Distribution Centre, Erskine Park, with Woolworths Limited ("Woolworths") pre-committing to a 53,000 sqm distribution facility.

The Woolworths facility, which will sit adjacent to the recently announced 45,000 sqm Kimberly-Clark facility, will be developed over a site area of 11.4 hectares and provide Woolworths with a new liquor distribution centre. Woolworths will lease the new facility for a 15 year term from the date of practical completion, which is anticipated to be the first quarter of 2008. The transaction is the first pre-commitment by Woolworths since its recent portfolio sale and has been struck at a rental rate that is believed to be very efficient.

The facility will be jointly developed by Brickworks and Macquarie Goodman Group ("Macquarie Goodman") under a fixed price contract with the Brickworks-MGW joint venture property trust ("the Trust"). It will have an estimated end value of approximately $70.4 million.

Commenting on the pre-commitment, Mr Lindsay Partridge, Managing Director of Brickworks said, "This significant pre-commitment by Woolworths as second blue chip anchor for Interlink Distribution Centre is a major milestone for the Trust. Having achieved a development commitment of over 50% of the entire 40 hectare site within the first six months of ownership is a fantastic result. In addition, we are pleased with the long term investment prospects for the Trust once the 7% initial yield after all costs is considered in the context of the cost of acquiring such properties on the open market".

Macquarie Goodman's Chief Executive Officer – Asia Pacific, Mr David van Aanholt added, "The Woolworths pre-commitment reinforces our view that the Erskine Park industrial precinct has become a sought after destination for major logistics and distribution users. Moreover, Macquarie Goodman is pleased to have been able to facilitate a result that will meet the operational and financial objectives of all the stakeholders in the project. This strategy underpins the integrated business model we employ and leverages off the scale we have amassed over time and expect to continue to benefit from in the future".

--- Ends ---

For further information, please contact Brickworks Limited and Macquarie Goodman:

Mr Lindsay Partridge
Managing Director
Brickworks Limited
Tel: (61 2) 9830 7700

Mr David van Aanholt
Chief Executive Officer – Asia Pacific
Macquarie Goodman
Tel: (61 2) 9230 7400

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Goodman Group

ACN

Macquarie Goodman Management Limited ACN 000 123 071 Macquarie Goodman Industrial Trust ARSN 091 213 839

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,707,435
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary stapled securities

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The new stapled securities rank equally with the existing stapled securities of Macquarie Goodman Group (MGQ).
5	Issue price or consideration	$6.8764 per stapled security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The MGQ stapled securities were issued under the Distribution Reinvestment Plan in respect of the distribution for the quarter ended 31 December 2006
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,670,460,867	Ordinary Stapled Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Not applicable	Not applicable

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Refer to section 4 above

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Company Secretary) 15 February 2007

Print name: Carl Bicego

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Goodman

MACQUARIE

RECEIVED

2007 FEB -8 A

19 January 2007

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Macquarie Goodman Group's ("Macquarie Goodman") results for the half year ended 31 December 2006 will be announced on Friday, 16 February 2007 before market open.

A live webcast with senior management will be broadcast at 8:45 am (eastern standard time) on Friday, 16 February 2007. The webcast and a copy of the results announcement will be accessible via Macquarie Goodman's website at www.macquariegoodman.com.

Please do not hesitate to contact the undersigned if you require further information.

Yours faithfully

Carl Bicego
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Form 605
Corporations Law
Section 671B
Notice of Ceasing to be a Substantial Holder

To: **Macquarie Goodman Group**

ACN/ARSN: 000 123 071

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

The holder ceased to be a substantial holder on 16-Jan-2007
The previous notice was given to the company on 28-Aug-2006
The previous notice was dated 24-Aug-2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of securities affected*	*Person's votes affected*
25-Aug-2006 to 22-Dec-2006	AMP Capitial Investors Limited	Share acquisition	$4,183,880.83	Stapled Securities 657,781	657,781
1-Sep-2006 to 15-Jan-2007	AMP Capitial Investors Limited	Share disposal	-$19,522,749.00	Stapled Securities - 2,843,903	-2,843,903
7-Sep-06	AMP Life Limited	Interfund transfer in	$26,362.50	Stapled Securities 4,218	4,218
7-Sep-06	AMP Life Limited	Interfund transfer out	-$26,362.50	Stapled Securities - 4,218	-4,218
26-Jun-2006 to 11-Jan-2007	AMP Life Limited	Share acquisition	$59,618,635.81	Stapled Securities 8,884,927	8,884,927
5-Sep-2006 to 16-Jan-2007	AMP Life Limited	Share disposal	-$53,403,455.79	Stapled Securities - 7,877,299	-7,877,299
30-Aug-2006 to 9-Nov-2006	Cogent Investment Operations Pty Limited <Non Resident A/c>	Share acquisition	$422,640.69	Stapled Securities 67,073	67,073
28-Nov-06	Cogent Investment Operations Pty Limited <Non Resident A/c>	Share disposal	-$289,171.50	Stapled Securities - 41,393	-41,393
24-Aug-2006 to 29-Dec-2006	Cogent Nominees Pty Limited	Share acquisition	$6,437,725.43	Stapled Securities 945,729	945,729
24-Oct-2006 to 16-Jan-2007	Cogent Nominees Pty Limited	Share disposal	-$17,039,116.77	Stapled Securities - 2,467,465	-2,467,465
24-Aug-2006 to 29-Dec-2006	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$12,095,374.71	Stapled Securities 1,855,015	1,855,015
23-Aug-2006 to 16-Jan-2007	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$22,121,650.40	Stapled Securities - 3,257,318	-3,257,318
31-Aug-2006 to 25-Sep-2006	DBS Global Property Sector Fund	Share acquisition	$323,072.98	Stapled Securities 50,861	50,861
25-Sep-2006 to 22-Nov-2006	DBS Global Property Sector Fund	Share disposal	-$656,160.83	Stapled Securities - 96,787	-96,787
25-Sep-2006 to 6-Oct-2006	Government Employees Superannuation Board	Share acquisition	$154,129.04	Stapled Securities 23,081	23,081
31-Aug-06	Nikko AMP Global REIT Fund	Share acquisition	$4,874,281.10	Stapled Securities 770,000	770,000
16-Oct-2006 to 8-Jan-2007	Nikko AMP Global REIT Fund	Share disposal	-$14,228,211.50	Stapled Securities - 2,105,546	-2,105,546
26-Jun-2006 to 25-Sep-2006	Queensland Local Government Superannuation Board	Share acquisition	$16,199.04	Stapled Securities 2,576	2,576
15-Sep-2006 to 7-Dec-2006	State Authority Superannuation Enhanced Index Share Fund	Share acquisition	$789,174.45	Stapled Securities 120,702	120,702
5-Sep-2006 to 15-Dec-2006	State Authority Superannuation Scheme	Share acquisition	$302,872.22	Stapled Securities 46,392	46,392
3-Jan-2007 to 16-Jan-2007	State Authority Superannuation Scheme	Share disposal	-$3,968,117.53	Stapled Securities - 568,858	-568,858
26-Jun-2006 to 25-Sep-2006	Stichting Pensioenfolds - ABP	Share acquisition	$43,438.60	Stapled Securities 6,804	6,804
1-Jun-2006 to 6-Dec-2006	Stichting Pensioenfolds - ABP	Share disposal	-$4,167.97	Stapled Securities - 722	-722
26-Jun-2006 to 9-Nov-2006	Stichting Pensioenfolds Hoogovens	Share acquisition	$12,331.81	Stapled Securities 1,985	1,985

26-Jun-06	Stichting Pensioenfolds Hoogovens	Share disposal	-$2,562.11	Stapled Securities - 442	-442
28-Aug-06	Sun Superannuation Fund	Share disposal	-$29,278.48	Stapled Securities - 4,753	-4,753
30-Aug-2006 to 29-Dec-2006	Telstra Listed Property Trust	Share acquisition	$968,066.66	Stapled Securities 143,392	143,392
13-Sep-2006 to 15-Jan-2007	Telstra Listed Property Trust	Share disposal	-$4,070,544.35	Stapled Securities - 657,300	-657,300
5-Sep-2006 to 15-Dec-2006	UniSuper Limited	Share acquisition	$313,312.55	Stapled Securities 48,004	48,004
3-Jan-2007 to 16-Jan-2007	UniSuper Limited	Share disposal	-$3,114,773.00	Stapled Securities - 446,368	-446,368

3. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and 'ACN	*Nature of association*
No Changes	

4. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Cogent Investment Operations Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
DBS Global Property Sector Fund	8 Cross Street, # 27-01 PWC Building, Singapore 048424
Government Employee Superannuation Board	PO Box J755, Perth WA 6842
Nikko AMP Global REIT Fund	1-1-3 Yurakucho Chiyoda-ku, Tokyo 100-0006 Japan
QLD Local Government Superannuation Board	Of GPO Box 264, Brisbane QLD 4001
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
State Authority Superannuation Enhanced Index Share Fund	Level 14, 83 Clarence Street, Sydney NSW 2000
Stichting Pensioenfonds Hoogovens	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Stichting Pensioenfonds ABP	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Sun Superannuation Fund	271 Collins Street, Melbourne VIC 3000
UniSuper Limited	Level 28, 367 Collins Street, Melbourne VIC 3000
Telstra Listed Property Trust	Level 3, 215 Spring Street, Melbourne VIC 3000

This notice of change of interests of substantial holder (ASIC Form 605) comprises 2 page/s in total.

Macquarie Goodman

MACQUARIE

RECEIVED

2007 AUG -8 A 4: 25

17 January 2007

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MGQ")
DISTRIBUTION REINVESTMENT PLAN ("DRP")

Further to our announcement of 18 December 2006 in relation to MGQ's distribution for the quarter ended 31 December 2006, we confirm that securities under the DRP will be issued at $6.8764.

These new securities will be issued at the acquisition price being the average of the daily volume weighted average price of all sales of securities recorded on Australian Stock Exchange ("ASX") for each of the ASX trading days from 3 January 2007 to 16 January 2007 inclusive, less a discount of 2%.

Yours faithfully

Carl Bicego
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone (02) 9230 7400
Facsimile (02) 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

RECEIVED

2007 AUG -8 A 4:27

MACQUARIE

ASX Release – Macquarie Goodman Group ("Macquarie Goodman" or "Group")

Macquarie Goodman Finalises €625 million Continental European Logistics Wholesale Fund

Date: 20 December 2006
Release: Immediate

Macquarie Goodman is pleased to announce the establishment of a new European fund to be named the Arlington European Logistics Fund (the "Fund"). The Fund has equity commitments that will allow it to hold a portfolio of prime industrial real estate exceeding €1.2 billion when fully invested.

Macquarie Goodman identified an opportunity to create an open ended Continental European industrial sector specialist fund to meet the increasing demand for direct property investment vehicles. The Fund will be Macquarie Goodman's primary Continental European industrial investment partner and will benefit from the Group's in house development capabilities and asset management expertise.

Mr Gregory Goodman, Group Chief Executive Officer of Macquarie Goodman and Chairman of the Fund said, "We are again delighted with the response from investors to the launch of this Fund. The establishment of this Fund highlights the strengths of the Group's strategy and in particular the advancement of the European platform."

Arlington European Logistics Wholesale Fund
The Fund's initial portfolio consists of 12 logistics properties located throughout Continental Europe's major logistics markets. The portfolio has been priced at independent valuation (the initial portfolio is detailed in the annexure attached).

In line with Macquarie Goodman's strategy of creating third party funds management businesses, the Fund will have a first right of refusal over Macquarie Goodman's logistics development pipeline throughout Continental Europe.

The Fund will aim to provide long-term stable core property exposures, with a total equity return target of greater than 9.5% per annum and an initial annualised distribution yield of greater than 6.3% for CY07.

Investors have committed total equity of €625 million of which 24% is to be contributed initially. The balance will be called by the Fund over a period of up to three years to fund further acquisition opportunities. The long term gearing target of the Fund is 50%.

The capital raising has attracted a broad cross section of global institutions. Macquarie Goodman's co-investment will initially be approximately 40% with a subsequent sell down of

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

part of this stake over H2FY07 to meet the demand of additional investors. In line with its strategy of holding significant co-investments in its managed funds, Macquarie Goodman is targeting a holding range of 20% to 30% over the long term.

All major decisions of the Fund will be approved by an Investment Committee which will be comprised initially of six members with two Macquarie Goodman executives and four directors to be appointed by the unit holders. Mr Goodman will be the Chairman of the Investment Committee.

Impact on Macquarie Goodman
The establishment of the Fund has previously been foreshadowed by the Group and is consistent with the stated strategy of creating third party funds management businesses. This Fund will compliment the Group's investment management platform and will be a major focus for the growth of the Group's European logistics operations.

Macquarie Goodman's funds management business provides the capability to create, manage and grow new property funds for third party investors and provides Securityholders with stable income streams earned from these management activities. Importantly, the long term growth and viability of the fund management platform is underpinned by the ability for third party fund investors to gain access to the Group's development pipeline and to over 850 real estate professionals.

The Group will earn fund management fees for its role as manager of the Fund which are consistent with those charged by the Group across its managed fund platform.

The Group will receive gross cash proceeds of approximately €230 million which will initially be used by the Group to repay existing debt facilities.

Macquarie Bank Limited acted as financial adviser and sole lead manager in relation to the establishment of the Fund.

For further information, please contact Macquarie Goodman:

Gregory Goodman
Group Chief Executive Officer
Tel: +61 2 9230 7400

Jeff Pulsford
CEO Arlington Securities
Tel: + 44 118 930 4141

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

ANNEXURE

ARLINGTON EUROPEAN LOGISTICS FUND INITIAL PORTFOLIO

Property	GLA (sqm)	Valuation €m
Lille, Wattrelos, France	26,745	€ 17,2
Lyon, Montelimar (stg 1), France	25,434	€ 24,0
Lyon, Montelimar (stg 2), France	36,065	€ 25,1
Rosny sur Seine, Paris, France	19,140	€ 15,3
Orleans, Ormes, France	22,360	€ 13,9
Korbach, Germany	29,380	€ 11,8
Alsdorf, Germany	20,823	€ 18,1
Amazon Leipzig, Germany	77,356	€ 37,7
Grolsheim Schenker, Binggen-Ost, Germany	18,500	€ 13,0
BLG Bremen, Germany	61,012	€ 30,3
TNT Willebroek / Mercure Willebroek, Belgium	31,247	€ 19,0
DHL Willebroek (Tisselt), Kersdonk, Belgium	33,000	€ 20,0
Anagni, Italy	49,294	€ 28,2
	450,356	€ 273,6

Geographic diversification (by value)


Belgium
14%
France
35%
Italy
10%
Germany
41%

Asset diversification (by value)


Bremen
11%
Wattrelos
6%
Montelimar - Stage 1 & 2
18%
Grolsheim
5%
Anagni
10%
Rosny-sur-Seine
6%
Willebroek (DHL)
7%
Orléans, Ormes
5%
Willebroek (TNT / Mercure)
7%
Alsdorf
7%
Leipzig
14%
Korbach
4%

The initial portfolio has an average unexpired lease term (weighted by income) of 6.8 years and an average building age of 1.1 years (weighted by value).

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

18 December 2006

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Macquarie Goodman Group ("MGQ")
Distribution for the Quarter ended 31 December 2006

In accordance with ASX Listing Rules 3.20 and 6.24, we advise as follows:

1. It is anticipated that MGQ's December 2006 distribution will be 7.875 cents per security. The rate of the distribution will be confirmed on the date the distribution is paid to Securityholders which is scheduled for the distribution payment date of Thursday, 15 February 2007.

2. The security register of MGQ will be closed at 5:00 pm on Friday, 29 December 2006 for the purpose of determining the entitlement to the distribution of income for the quarter ending 31 December 2006. Ex-distribution quotation will occur on Thursday, 21 December 2006.

3. Registrable transfers received by 5:00 pm on Friday, 29 December 2006 if paper-based or by End of Day on that date if transmitted electronically, will be registered before entitlements to the distribution are determined. Registrable transfers will be accepted for registration at MGQ's Security Registrar, Computershare Investor Services Pty Limited, Level 5, 115 Grenfell Street, Adelaide, SA, 5000.

4. Securities under the Distribution Reinvestment Plan ("DRP") will be allotted based on the average of the daily volume weighted average price of all sales of MGQ ordinary securities recorded on the ASX for each of the first 10 ASX Trading Days following the ASX Trading Day after the record date in respect of the relevant distribution, less a discount of 2% ("Pricing Period"). The issue price will be confirmed as soon as practicable after the Pricing Period. The last date for receipt of DRP applications and notices of variation is the record date of Friday, 29 December 2006 for the forthcoming distribution. MGQ's DRP for the quarter ending 31 December 2006 will not be underwritten.

Please do not hesitate to contact the undersigned if you require further information.

Yours faithfully

Carl Bicego
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Goodman Group

ACN

Macquarie Goodman Management Limited ACN 000 123 071
Macquarie Goodman Industrial Trust ARSN 091 213 839

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	133,333
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary stapled securities

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The stapled securities rank equally with the existing ordinary securities of Macquarie Goodman Group (MGQ).
5	Issue price or consideration	$2.5906 per stapled security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	133,333 stapled securities issued pursuant to the exercise of options issued under the Executive Option Plan approved by Shareholders of the Company on 14 September 1999.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 December 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,659,753,432	Ordinary Stapled Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Not applicable	Not applicable

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Refer to section 4 above

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Company Secretary) 5 December 2006

Print name: Carl Bicego

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anne Keating
Date of last notice	8 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Direct – Anne Keating 29,505 Indirect – Stratford Gem Pty Limited 15,675
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Held in the name of Stratford Gem Pty Limited.
Date of change	30 November 2006
No. of securities held prior to change	29,180 – stapled securities
Class	Ordinary
Number acquired	16,000 – Anne Keating
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$114,720
No. of securities held after change	45,180 stapled securities

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

MACQUARIE

Macquarie Goodman

Macquarie Goodman Group
Quarter Update – Q1 FY07


develop
manage
own

MACQUARIE

Macquarie Goodman

Overview

- → Market conditions remain favourable. Stable property market performance supported by robust capital markets.
- → All business units performing strongly:
  - → Intensive management of property portfolio generating high occupancy (98%) and rental growth (+3% on new leases).
  - → Substantial growth in AUM up 13% to $32.1 billion.
  - → Active development projects of $2.9 billion with over $0.4 billion commenced.
    - On track to deliver >$1.5 billion pa production.
    - Of the work book, 61% is for third party managed funds.
  - → Most cornerstone investments outperforming against benchmarks.
  - → Increase in warehoused investments to facilitate third party fund growth (+ $0.5 billion in September quarter).

Macquarie Goodman

MACQUARIE

Property Investment

Total Property Investments

→ Total property investment portfolio of $5.1 billion

	$ BILLION
DIRECT AUSTRALIAN ASSETS	3.8
CORNERSTONE	0.7
WAREHOUSED ASSETS	0.6



Changes since 30 June 2006:

→ Australian Direct Assets - stable

→ Cornerstones - stable

→ Warehoused Investments - increased by $0.5 billion

($ billion)	Direct Assets	Warehoused Assets	Cornerstone Investments	Total Investments	Development WIP (MGQ B/S)
Australia / NZ	3.8	0.1	0.4	4.3	0.4
Asia	-	-	0.2	0.2	-
UK / Europe	-	0.5	0.1	0.6	0.3
Total	**3.8**	**0.6**	**0.7**	**5.1**	**0.7**

MACQUARIE

Macquarie Goodman

Property Investment (cont.)

Direct Property Investments

→ Core Australian portfolio performing strongly across all metrics

  → 98% occupancy rate – in line with long term average.

  → 4.9 years weighted average lease term – in line with long term average.

Region	% of Portfolio	WALE June 2006 YEARS	WALE Sep 2006 YEARS	Occupancy June 2006 %	Occupancy Sep 2006 %
New South Wales	81	4.9	4.8	98	98
Victoria	14	5.6	5.6	99	98
Queensland	4	5.0	4.8	100	100
Other	1	6.1	5.9	100	100
Total	**100**	**5.0**	**4.9**	**98**	**98**

Lease Expiry

→ Stable lease expiry profile.

→ 39% of income expiring beyond five years.

Lease expiry (% of income)



45 %
40
35
30
25
20
15
10
5
0
<1
1–2
2–3
3–4
4–5
>5

MACQUARIE

Macquarie Goodman

Property Investment (cont.)

Leasing Activity

- → Active leasing delivering consistent performance of core portfolio.
- → Leased 59,820 sqm of existing space ($7.0 million net annual rental).
- → 75% retention rate.
- → Average lease term on new deals of 5.6 years.
- → Average rental increases of 3.0% on new lease transactions.

Region	Area SQM	Net Annual Rental $M	Average Lease Term YEARS	Increase on Passing Rental %
New South Wales	27,535	4.8	4.3	2.1
Victoria	30,117	2.0	5.8	4.2
South Australia	N/A	N/A	N/A	N/A
Queensland	2,168	0.2	5.0	11.6
Total	**59,820**	**7.0**	**5.6**	**3.0**

MACQUARIE

Macquarie Goodman

Property Investment (cont)

Warehoused Investments

- Continue to utilise capacity of balance sheet to seed existing and new fund initiatives.
- $0.6 billion in warehoused investments
  - $0.5 billion in UK/Europe.
  - $0.1 billion in New Zealand.

- UK – Logistics / Office Portfolio
  - Acquired September 2006 for $0.4 billion (GBP 179.4 million).
  - Portfolio of 3 office parks (46%) and 5 logistics properties (54%).
  - Expected divestment primarily into new UK Fund in 2007.

- Akeler European Business Parks
  - Three property assets $0.1 billion.
  - Potential transfer into third party fund.

- European Logistics development WIP
  - For transfer into European Logistics Fund.
  - Currently $0.3 billion in various stages of development .

MACQUARIE

Macquarie Goodman

Property Investment (cont)

Cornerstone Investments

- Provides alignment of interests between MGQ and investors.
- Supplements direct investment income.
- Total investment of $0.7 billion (up 68% from FY05).
- Strong performance from investments:
  - Average annual income return 6.7%.
  - Average Total Return 5.8% (September quarter).

		MGP	A-REIT	MGWF	MGHKWF	ABPP
MGQ Investment	A$M	163	161	196	99	95
Cornerstone Share	%	29	7	30	17	6**
Annual DPU growth #	%	3.4	8.6	NA	NA	NA
Annualised Yield*	%	8.0	6.6	7.2	5.3	5.0

latest period vs previous corresponding

* Based on opening security value

** Pre £100m underwriting for March '07 capital raising

MACQUARIE

Macquarie Goodman

Management Services

Performance

→ Solid operational and financial results for all key funds

- → Strength of full suite and in house service offering.
- → Active asset management delivering underlying property performance.

Fund	Occupancy %	WALE YEARS	Retention %	Performance Since Inception*	Relative to Benchmark
A-REIT	96	6.1	NA	33.2%	Outperform
MGP	98	5.6	87	15.2%	In Line
MGWF	99	8.2	99	13.9%	Outperform
MGHKWF	96	2.1	81	11.4%	Outperform
ABPP (UK)	94	10.9	NA	29.7%	Outperform

* Annualised, to September 2006

MACQUARIE

Macquarie Goodman

Management Services (cont)

Growth

- → Strong organic AUM growth of 13% for the quarter
  - → Total AUM of $32.1 billion.
- → Underlying AUM driven by growth in existing funds
  - → $2.9 billion increase in AUM.
- → Positive performance of European platform in first 9 months
  - → 31% growth in AUM since acquisition.

Fund	Jun-06 ($ billion)	Sep-06 ($ billion)	Variance ($ billion)	Variance (%)
MGQ	4.2	4.8	0.7	16%
A-REIT	2.4	2.4	0.0	2%
MGP	0.8	0.8	0.0	6%
MGWF	1.2	1.4	0.2	17%
MGHK	0.8	0.9	0.1	13%
UK Wholesale	6.2	8.1	1.8	29%
UK Mandates	12.9	13.6	0.7	6%
Total	**28.5**	**32.1**	**3.6**	**13%**

MACQUARIE

Macquarie Goodman

Management Services (cont)

European platform evolution

→ Establishment of core business space wholesale products offerings across Europe is progressing well.

→ Products and current positioning are as follows.

Fund Offering	Location	Status	Size	Comments
Business Parks	UK	Established market leader	£1.8bn (post Akeler)	Positioned to double in size through organic growth. Akeler transaction expanded dev't pipeline to £2.2bn GDV
Business Parks	Continental Europe	Established	€0.3bn	Undertaking advanced DD on €150m acquisitions and developments. Focused on balancing development / investment mix
Logistics	UK	Accumulating portfolio	£0.2bn	5 completed seed assets plus development land projects held or underway. Further assets under DD. Aiming for CY07 launch once critical mass achieved
Logistics	Continental Europe	Currently being marketed	€0.3bn	Closing December 2006. Several additional acquisitions / developments in DD

MACQUARIE

Macquarie Goodman

Management Services (cont)

Asia Pacific platform

- Australia
  - Continue to capitalise on extensive MGQ development pipeline.
- New Zealand
  - Continue to capitalise on MGQ development pipeline and the assets currently warehoused by MGQ (eg Eden Commercial NZ$150 million).
  - Successfully raised NZ$96m in November 2006 to fund acquisitions from MGQ, on-market transactions and to replenish debt capacity. Achieved critical mass, look for value add opportunities.
- Singapore
  - Grow development pipeline within A-REIT (now S$0.2 billion underway, c7% of assets).
  - Capitalise on existing opportunities with JV partner.
- Hong Kong / China
  - Achieve critical mass at $1 billion and look to explore value added opportunities.
  - 174 people in the region (167 in HK and 7 in PRC).
  - Grown Shanghai office to continue investment, development and management opportunities.
- Japan
  - Capitalise on the existing platform with increased staff numbers (4 by January 2007, plus support from Sydney Office) to explore all opportunities.

MACQUARIE

Macquarie Goodman

Developments

Development Completions

→ Development completions of $261 million during the quarter.

- → 9.1% weighted average yield on total project cost.
- → 8.7 years weighted average lease term.
- → 51% completed on balance sheet, 49% completed for third party managed funds.
- → Large quarter coming up in December (over $0.5bn).

MGQ Development Completions (NLA)



600 SQM
500
400
300
200
100
0
2003
2004
2005
2006
Q1 2007

MACQUARIE

Macquarie Goodman

Development (cont)

Development Commitments and Workbook

- → New development commitments of $407* million during the quarter
  - → 8.9% weighted average yield.
  - → 7.3 years weighted average lease term.
  - → 39% on MGQ balance sheet, 61% for third party managed funds.
  - → December quarter started very strongly.

- → $2.9 billion of new product currently under development
  - → 61% ($1.8 billion) under development in third party funds.
  - → Production rate in excess of A$1.5 billion pa.

Work In Progress By Region	On Balance Sheet End Value $M	Third Party Funds End Value $M	Total End Value $M	Third Party Funds % of total
Australia/New Zealand	321	629	951	66
Asia	42	169	211	80
UK / Europe	763	972	1,736	56
Total	**1,127**	**1,771**	**2,898**	**61**

* Excludes $0.3 billion acquired in Akeler

MACQUARIE

Macquarie Goodman

Outlook

→ AUM on track to deliver strong growth

- → European Logistics Fund launch (Dec '06).
- → Australian Wholesale Fund programmed equity call due (Dec '06).
- → UK Business Parks capital raising (Mar '07).
- → European Business Park capital raising (Mar '07).
- → UK Logistics Fund launch (2007).
- → Hong Kong Wholesale Fund potential call on capital (2007).

→ $2.9 billion of active development projects to deliver >A$1.5 billion per annum of investment property. Almost $1.8bn (61%) on behalf of third party funds.

→ Grow investment portfolio through cornerstone investments. Potential to invest c$0.5 billion in the next quarter.

→ Use balance sheet capacity to warehouse property to facilitate AUM growth. Look to utilise up to $1 billion as opportunity arises.


MACQUARIE

Macquarie Goodman

Thank you

Disclaimer

This presentation has been prepared by Macquarie Goodman Group (Macquarie Goodman Management Limited ABN 69 000 123 071 and its controlled entities; Macquarie Goodman Funds Management Limited ABN 48 067 796 641; AFSL Number 223621, collectively "Macquarie Goodman Group" or the "Group"). The information in this presentation is general information only. It is not intended as investment or financial advice and must not be relied upon as such. You should obtain independent professional advice prior to making any decision relating to your investment or financial needs. This presentation is not an offer or invitation for subscription or purchase of securities or other financial products. Past performance is no indication of future performance. All values are expressed in Australian currency unless otherwise stated. November 2006



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Goodman Group

ACN

Macquarie Goodman Management Limited ACN 000 123 071
Macquarie Goodman Industrial Trust ARSN 091 213 839

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	33,333
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary stapled securities

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The stapled securities rank equally with the existing ordinary securities of Macquarie Goodman Group (MGQ).
5	Issue price or consideration	$2.59 per stapled security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	33,333 stapled securities issued pursuant to the Executive Option Plan approved by Shareholders of the Company on 14 September 1999.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 November 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,659,620,099	Ordinary Stapled Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Not applicable	Not applicable

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Refer to section 4 above

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Company Secretary) 29 November 2006

Print name: Carl Bicego

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gregory Leith Goodman
Date of last notice	13 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Direct – Gregory Goodman 12,024,666 Indirect – Goodman Holdings Pty Limited 132,590,946 Indirect – Craig Goodman 2,112,795
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gregory Goodman is a director and ultimate beneficiary of Goodman Holdings Pty Limited. Goodman Holdings Pty Limited and its wholly owned subsidiaries hold the relevant interest in Macquarie Goodman Group. Craig Goodman is Gregory Goodman's brother.
Date of change	22 November 2006
No. of securities held prior to change	144,728,407– stapled securities
Class	Ordinary
Number acquired	2,000,000 – Gregory Goodman
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,480,000
No. of securities held after change	146,728,407 stapled securities

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 2,000,000 Stapled Securities to Gregory Goodman under the terms of the Macquarie Goodman Employee Share Acquisition Plan. Approved by securityholders on 16 November 2006.

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Patrick Ledger Goodman
Date of last notice	13 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Indirect – Gregory Goodman 12,024,666 Indirect – Goodman Holdings Pty Limited 132,590,946 Indirect – Craig Goodman 2,112,795
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Patrick Goodman is a director and ultimate beneficiary of Goodman Holdings Pty Limited. Goodman Holdings Pty Limited and its wholly owned subsidiaries hold the relevant interest in Macquarie Goodman Group. Gregory Goodman and Craig Goodman are Patrick Goodman's brothers.
Date of change	22 November 2006
No. of securities held prior to change	144,728,407– stapled securities
Class	Ordinary
Number acquired	2,000,000 – Gregory Goodman
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,480,000
No. of securities held after change	146,728,407 stapled securities

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 2,000,000 Stapled Securities to Gregory Goodman under the terms of the Macquarie Goodman Employee Share Acquisition Plan. Approved by securityholders on 16 November 2006.

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Goodman Group

ACN

Macquarie Goodman Management Limited ACN 000 123 071
Macquarie Goodman Industrial Trust ARSN 091 213 839

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,066,667
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary stapled securities

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The new stapled securities rank equally with the existing ordinary securities of Macquarie Goodman Group (MGQ).
5	Issue price or consideration	66,667 @ $2.5761 per stapled security for EOP 2,000,000 @ $5.24 per stapled security for ESAP
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	66,667 MGQ stapled securities were issued pursuant to the Executive Option Plan approved by Shareholders of the Company on 14 September 1999. 2,000,000 MGQ stapled securities were issued pursuant to securityholder approval on 16 November 2006 and under the Employee Securities Acquisition Plan approved on 25 January 2005.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 November 2006 – 66,667 22 November 2006 – 2,000,000

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,659,586,766	Ordinary Stapled Securities

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Not applicable	Not applicable

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Refer to section 4 above

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

+ See chapter 19 for defined terms.

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 November 2006
(Company Secretary)

Print name: Carl Bicego

+ See chapter 19 for defined terms.

BRICKWORKS LIMITED

Macquarie Goodman

ASX Release – Macquarie Goodman Group

Kimberly-Clark pre-commit at Interlink Distribution Centre

Date: 22 November 2006
Release: Immediate

Brickworks Limited ("Brickworks") and Macquarie Goodman Wholesale Fund ("MGW") are pleased to announce that their joint venture has secured its first development pre-commitment at Interlink Distribution Centre, Erskine Park, with Kimberly-Clark pre-committing to a 45,000 sqm distribution facility.

The facility will be divided equally over two buildings with an interconnecting hardstand of approximately 18,000 sqm. The entire facility will occupy a site area of 8.6 hectares, or more than 20% of the 40 hectare Interlink Distribution Centre site.

The facility, which will be jointly developed by Brickworks and Macquarie Goodman Group ("Macquarie Goodman") under a fixed price contract under the Brickworks-MGW joint venture property trust ("the Trust"), will have an estimated end value of approximately $62.4 million.

Kimberly-Clark will lease the new facility for a 15 year term from the date of practical completion, which is anticipated to be the first quarter of 2008. Kimberly-Clark is a long standing customer of Macquarie Goodman.

Commenting on the pre-commitment, Mr Lindsay Partridge, Managing Director of Brickworks said, "This is the first in a number of pre-commitments that the Trust is working on. The level of enquiry to date has been pleasing and the Trust's expectation of building out the entire site over a three to five year timeframe is on track. We look forward to gaining further momentum on the site, which will potentially accommodate up to 200,000 sqm of new industrial facilities and have an estimated end value of up to $265 million."

Macquarie Goodman's Chief Executive Officer – Asia Pacific, Mr David van Aanholt added, "This pre-commitment demonstrates the strength of Macquarie Goodman's Customer Service Model. A strong relationship and on-going communication has delivered a good outcome for both parties, with Kimberly-Clark achieving its expanded accommodation requirement and Macquarie Goodman retaining a valued customer in the portfolio."

--- Ends ---

For further information, please contact Brickworks Limited and Macquarie Goodman:

Mr Lindsay Partridge
Managing Director
Brickworks Limited
Tel: (61 2) 9830 7700

Mr David van Aanholt
Chief Executive Officer – Asia Pacific
Macquarie Goodman
Tel: (61 2) 9230 7400

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

RECEIVED

2007 AUG -8 A 10:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MACQUARIE

16 November 2006

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")
RESULTS FROM ANNUAL GENERAL MEETING

The Annual General Meeting of Macquarie Goodman was held today and we are pleased to advise that the following resolutions were approved on a poll:

Resolution 1 – Re-election of Mr David Clarke

To consider and, if thought fit, pass the following ordinary resolution of MGM:

"That Mr David Clarke, a director of MGM retiring in accordance with the Constitution, is re-elected as a director of MGM."

Resolution 2 – Re-election of Mr Ian Ferrier

To consider and, if thought fit, pass the following ordinary resolution of MGM:

"That Mr Ian Ferrier, a director of MGM retiring in accordance with the Constitution, is re-elected as a director of MGM."

Resolution 3 – Re-election of Mr Jim Sloman

To consider and, if thought fit, pass the following ordinary resolution of MGM:

"That Mr Jim Sloman, a director of MGM appointed since the last annual general meeting of MGM and retiring in accordance with the Constitution, is elected as a director of MGM."

Resolution 4 – Adoption of Remuneration Report

To consider and, if thought fit, pass the following ordinary resolution of both MGM and MGI:

"That the remuneration report for the year ended 30 June 2006 be adopted."

Resolution 5 – Approval form the proposed issue of Securities to underwriters of the DRP

To consider and, if thought fit, pass the following ordinary resolution of both MGM and MGI:

"That the issue of Securities that are not subscribed for by Securityholders under the DRP for the distribution periods from 1 October 2006 to 31 December 2007 to the underwriter of the

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

DRP, or persons procured by the underwriter, be approved for all purposes (including for the purposes of Listing Rule 7.1 and ASIC Class Order 05/26)."

Resolution 6 – Issue of Securities to Mr Gregory Goodman

To consider and, if thought fit, to pass the following ordinary resolution of both MGM and MGI:

"That approval is given for all purposes under the Corporations Act and the Listing Rules for:

(a) the issue of 2,000,000 Securities to Mr Gregory Goodman under the ESAP at an issue price of $5.24 per Security; and

(b) the making of an interest bearing loan of $10,480,000 on a limited recourse basis under the ESAP for the purpose of acquiring those Securities."

Resolution 7 – Approval for increasing the directors' fee pool

To consider and, if thought fit, pass the following ordinary resolution of MGM:

"That for the purposes of the Constitution and Listing Rule 10.17, the maximum aggregate remuneration that may be paid to all of the non-executive directors of MGM for their services be increased by $1,550,000 to $2,500,000 per annum."

Resolution 8 – Approval for the future issue of options under the EOP

To consider and, if thought fit, pass an ordinary resolution of both MGM and MGI:

"That approval is given for all purposes under the Listing Rules for the issue of options over Securities under the EOP as amended for a period of three years from the date of this approval."

Resolution 9 – Ratification of options previously issued under the EOP

To consider and, if thought fit, pass the following ordinary resolution of both MGM and MGI:

"That approval is given for all purposes under the Corporations Act and the Listing Rules for the 18,876,000 options issued under the EOP in the 12 months prior to 16 November 2006."

The poll results and proxy summary in relation to each resolution are set out in Appendix 1.

Yours faithfully

Carl Bicego
Company Secretary

enc

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

Appendix 1

Resolution 1 **Re-election of Mr David Clarke**	**Number of Votes***	**Total %**
Proxy votes cast in favour of the resolution	1,045,379,867	84.81
Proxy votes open to be voted at the proxy's discretion	12,237,764	0.99
Proxy votes cast against the resolution	175,116,389	14.20
Proxy votes abstained on the resolution	48,253,300	

Resolution 1 **Re-election of Mr David Clarke**	**Number of Votes***	**Total %**
Poll votes cast in favour of the resolution	1,058,747,460	85.80
Poll votes cast against the resolution	175,205,596	14.20
Poll votes abstained on the resolution	48,253,300	

Resolution 2 **Re-election of Mr Ian Ferrier**	**Number of Votes***	**Total %**
Proxy votes cast in favour of the resolution	1,108,187,239	88.13
Proxy votes open to be voted at the proxy's discretion	12,285,914	0.98
Proxy votes cast against the resolution	136,894,102	10.89
Proxy votes abstained on the resolution	23,620,065	

Resolution 2 **Re-election of Mr Ian Ferrier**	**Number of Votes***	**Total %**
Poll votes cast in favour of the resolution	1,121,653,068	89.12
Poll votes cast against the resolution	136,933,223	10.88
Poll votes abstained on the resolution	23,620,065	

Resolution 3 **Re-election of Mr Jim Sloman**	**Number of Votes***	**Total %**
Proxy votes cast in favour of the resolution	1,244,773,639	99.01
Proxy votes open to be voted at the proxy's discretion	12,281,315	0.97
Proxy votes cast against the resolution	298,828	0.02
Proxy votes abstained on the resolution	23,630,745	

Macquarie Goodman

MACQUARIE

Resolution 3 Re-election of Mr Jim Sloman	Number of Votes*	Total %
Poll votes cast in favour of the resolution	1,258,234,654	99.97
Poll votes cast against the resolution	337,949	0.03
Poll votes abstained on the resolution	23,630,745	

Resolution 4 Adoption of Remuneration Report	Number of Votes*	Total %
Proxy votes cast in favour of the resolution	1,175,675,570	93.57
Proxy votes open to be voted at the proxy's discretion	12,196,522	0.97
Proxy votes cast against the resolution	68,559,095	5.46
Proxy votes abstained on the resolution	24,461,036	

Resolution 4 Adoption of Remuneration Report	Number of Votes*	Total %
Poll votes cast in favour of the resolution	1,189,001,136	94.54
Poll votes cast against the resolution	68,647,589	5.46
Poll votes abstained on the resolution	24,461,036	

Resolution 5 Approval for the proposed issue of Securities to underwriters of the DRP	Number of Votes*	Total %
Proxy votes cast in favour of the resolution	1,234,772,733	98.73
Proxy votes open to be voted at the proxy's discretion	12,173,592	0.98
Proxy votes cast against the resolution	3,569,953	0.29
Proxy votes abstained on the resolution	29,958,549	

Resolution 5 Approval for the proposed issue of Securities to underwriters of the DRP	Number of Votes*	Total %
Poll votes cast in favour of the resolution	1,248,066,991	99.71
Poll votes cast against the resolution	3,668,323	0.29
Poll votes abstained on the resolution	29,958,549	

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Resolution 6 Issue of Securities to Mr Gregory Goodman	Number of Votes*	Total %
Proxy votes cast in favour of the resolution	1,035,220,045	93.10
Proxy votes open to be voted at the proxy's discretion	12,029,574	1.08
Proxy votes cast against the resolution	64,743,068	5.82
Proxy votes abstained on the resolution	38,562,075	

Resolution 6 Issue of Securities to Mr Gregory Goodman	Number of Votes*	Total %
Poll votes cast in favour of the resolution	1,048,056,979	94.17
Poll votes cast against the resolution	64,861,639	5.83
Poll votes abstained on the resolution	38,562,075	

Resolution 7 Approval for increasing the directors' fee pool	Number of Votes*	Total %
Proxy votes cast in favour of the resolution	709,744,700	62.82
Proxy votes open to be voted at the proxy's discretion	7,135,586	0.63
Proxy votes cast against the resolution	413,053,528	36.55
Proxy votes abstained on the resolution	15,566,442	

Resolution 7 Approval for increasing the directors' fee pool	Number of Votes*	Total %
Poll votes cast in favour of the resolution	717,631,924	63.46
Poll votes cast against the resolution	413,198,852	36.54
Poll votes abstained on the resolution	15,566,442	

Resolution 8 Approval for the future issue of option under the EOP	Number of Votes*	Total %
Proxy votes cast in favour of the resolution	1,017,802,182	93.68
Proxy votes open to be voted at the proxy's discretion	11,982,294	1.11
Proxy votes cast against the resolution	56,535,294	5.21
Proxy votes abstained on the resolution	63,755,047	

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

Resolution 8 **Approval for the future issue of option under the EOP**	Number of Votes*	Total %
Poll votes cast in favour of the resolution	1,030,609,393	94.79
Poll votes cast against the resolution	56,634,810	5.21
Poll votes abstained on the resolution	63,755,047	....

Resolution 9 **Ratification of options previously issued under the EOP**	Number of Votes*	Total %
Proxy votes cast in favour of the resolution	1,027,285,246	94.11
Proxy votes open to be voted at the proxy's discretion	12,051,374	1.11
Proxy votes cast against the resolution	52,195,341	4.78
Proxy votes abstained on the resolution	55,110,706	....

Resolution 9 **Ratification of options previously issued under the EOP**	Number of Votes*	Total %
Poll votes cast in favour of the resolution	1,040,422,872	95.21
Poll votes cast against the resolution	52,294,857	4.79
Poll votes abstained on the resolution	55,110,706	....

*Number of votes relates to Macquarie Goodman Management Limited where each member present (in person or by proxy, representative or attorney) has one vote for each fully paid share. In respect of Macquarie Goodman Industrial Trust each member present (in person or by proxy, representative or attorney) has one vote for each one dollar of the value of the units held by the member.

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

16 November 2006

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")
ANNUAL GENERAL MEETING - CHAIRMAN'S ADDRESS

Please find attached the Chairman's and Group Chief Executive Officer's presentations for Macquarie Goodman's Annual General Meeting being held today.

Yours faithfully

Carl Bicego
Company Secretary

enc

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

MACQUARIE GOODMAN GROUP
ANNUAL GENERAL MEETING
CHAIRMAN'S ADDRESS

Date: Thursday, 16 November 2006

Time: 10:30 am

Venue: Sheraton on the Park, Grand Ballroom,
161 Elizabeth Street, Sydney, NSW

Introduction

Good morning, ladies and gentlemen, and welcome to the 2006 Annual General Meeting of the Macquarie Goodman Group.

My name is David Clarke and I am the Chairman of Macquarie Goodman.

I would like to start by introducing my fellow Directors – Independent Deputy Chairman David Teplitzky, Group Chief Executive Officer Gregory Goodman, Independent Directors Ian Ferrier, John Harkness, Anne Keating and Jim Sloman and Non-Executive Directors Patrick Goodman and James Hodgkinson.

Also present today are Chief Executive Officer – Asia Pacific David van Aanholt, Group General Counsel Carolyn Scobie, Chief Financial Officer Anthony Rozic and Company Secretary Carl Bicego.

Can I now ask whether all members, including visitors present have been issued with a voting, non voting or visitors registration card?

If not, could you please see the representatives of Computershare Investor Services at the registration desk.

Today's meeting has been convened in accordance with the Corporations Act and

the Listing Rules of the Australian Stock Exchange.

I have been informed by Richard Hannan of Computershare Investor Services, the scrutineers for today's proceedings that a quorum is present and therefore, I formally declare the meeting open.

I propose, unless there are any objections, that the Notice of Meeting dated 18 October 2006 be taken as read.

Let me start by saying that there are three major parts to this morning's meeting.

First, I will present the highlights of our results for the 2006 financial year.

Gregory Goodman will then discuss the results in more detail, as well as presenting an outlook statement for the Group.

Following these addresses, we will move to consider, discuss and vote on the resolutions set out in the Notice of Meeting.

At the end of the meeting, all securityholders will be invited to join us for light refreshments in the foyer.

Highlights

Macquarie Goodman has experienced an amazing year.

In the first full year of operations since the merger of its predecessor entities, Macquarie Goodman has emerged as a truly international business.

Our operations now span 15 countries and service more than 3,000 customers, employing in excess of 850 staff.

Importantly, we have expanded profitably and ended the year with an after tax profit of $500 million.

We achieved record results in our core business, resulting in normalised operating earnings of 26.7 cents per security and distributions of 27.5 cents per security.

In this context, Macquarie Goodman was Australia's top performing listed property trust, with a total return to securityholders of more than 55 per cent.

While Macquarie Goodman has grown substantially in the past 12 months, our core focus remains the same.

This is fundamental to our business success.

There are three key arms to the Macquarie Goodman business which have remained unchanged since inception.

We invest in industrial property and business space, we develop property that fits our investment platform and we manage that property on behalf of our customers and the equity partners in our funds.

We believe that by combining these business operations, we strengthen them individually and help to reduce risk.

Customer Service Model

Central to the success of Macquarie Goodman's business is its Customer Service Model.

The model underpins our long-term commitment to our customers and enables us to accommodate their diverse property requirements.

In short, we can source property for our customers, develop it to their exact specifications and then manage it on their behalf.

This commitment is reflected in our continuing high customer retention rates and is also the basis of much of our overseas expansion.

Existing customers are increasingly turning to us to provide global real estate solutions for them as they themselves expand.

Global Expansion

In recent years, we have sought to replicate our business model overseas, firstly in New Zealand and Singapore and now in Europe and Hong Kong.

While Australia remains a focus of our operations and has delivered the majority of our earnings, our dominance in this market has led us to explore opportunities offshore.

We have done this in a prudent fashion, by adhering closely to our business model.

Where possible, we have avoided risk by choosing to purchase or partner with like-minded enterprises which have well-established operations.

By effectively replicating our business model offshore, we provide the potential for earnings growth and higher returns to securityholders.

We have expanded the business into Europe through the acquisition of two businesses, Arlington Securities and Eurinpro International.

Through the acquisition of Arlington in December last year, we became the world's second largest manager of business space, with almost $15 billion of business space assets under management.

Most recently we have capitalised on our strong funds management platform by assisting our major United Kingdom fund in acquiring the Akeler portfolio.

The acquisition adds a substantial $1.6 billion to our funds under management and $2.2 billion to our development pipeline.

This transaction cements our leading position in the United Kingdom business park market.

The acquisition of Eurinpro, a leading European developer, gives us a platform into the European logistics market, one of the largest in the world.

These acquisitions provided instant scale and the ability to penetrate major European markets.

We are now in a position to service our customers in a wider variety of locations.

It also means that as our customers grow and expand internationally, we can meet their offshore property requirements.

The growth prospects for the business are very exciting, as are the potential revenue synergies that can be derived from our increasingly global customer and investor base.

Securityholder Returns

All areas of our business made meaningful contributions to the overall result with direct benefits for securityholders.

During the year, we delivered a 6 per cent increase in distributions, up from 26 cents to 27.5 cents per security.

Significantly, our security price rose from $4.08 to $6 per security, an increase of almost 50 per cent.

This in turn led to a 70 per cent increase in our market capitalisation to $9.7 billion by the end of the year.

Opportunities for securityholders to participate in the growth of the Group were offered through an Institutional Placement and Security Purchase Plan.

Securityholders were invited to participate in the offer at a discount of approximately 2 per cent.

The distribution reinvestment plan has also allowed securityholders to reinvest their distributions at a similar discount.

Macquarie Bank Selldown

Since balance date, Macquarie Bank has announced the sale of it's 7.7 per cent holding in Macquarie Goodman to a range of institutional investors.

However, the two entities will continue their co-operative relationship through their Asian funds management joint venture, Macquarie Goodman Asia.

Indeed, Macquarie Bank has made available a portion of the proceeds from its selldown for investment into Macquarie Goodman Asia, while two senior Macquarie executives continue to serve on the Macquarie Goodman board.

The decision by Macquarie Bank opens the way for Macquarie Goodman to rebrand its operations to present a clear global profile and this important project will be undertaken in the year ahead.

Board Changes

I would also like to mention some board changes that occurred during the year.

We were very pleased to appoint Jim Sloman as an Independent Director in February.

With more than 30 years experience in the building and construction industries – with Sir Robert Mcalpine & Sons in London, Lend Lease in Australia, the Sydney Olympic Games and, now, MI Associates – Jim brings a depth of experience and expertise to Macquarie Goodman.

His appointment also provides Macquarie Goodman with a majority independent board.

I would now like to invite Gregory Goodman to discuss the results for the year in more detail, as well as present an outlook statement for the remainder of the current financial year.

[Gregory takes the chair]

Thank you David and good morning ladies and gentlemen.

Successful integration

We are very pleased with the progress of our business segments - investment, management and developments across all our regions including Australia, New Zealand, Asia and Europe.

We have successfully integrated the business by retaining key management, utilising local expertise in local markets and ensuring that the culture and philosophies of the Group are well understood by staff.

Property Investment

Macquarie Goodman's investment portfolio comprises direct, cornerstone and warehoused investments valued at over $4.6 billion.

Our Australian portfolio continued to perform well and in 2006 it contributed 77 per cent of earnings before interest and tax.

Intensive management and buoyant market conditions assisted in delivering these strong underlying performance results.

The income from our direct property holdings was supplemented by distributions from our investments in our listed and wholesale property funds, which have all performed strongly.

Our balance sheet strength also provides us with the ability to warehouse opportunities and to secure long-term property investments for ourselves and for our managed funds.

Funds Management Platform

A key aspect of our international strategy has been the development of both publicly listed and private wholesale industrial property funds.

This provides several benefits to securityholders.

Firstly, we retain cornerstone investments in these funds, providing a further income stream to Macquarie Goodman and our own securityholders.

Importantly, these funds also give us the ability to recycle capital to take advantage of acquisition opportunities.

By selling assets into the funds, we can use the capital released to invest in more assets.

This strategy has enabled us to quadruple our funds under management to $28.5 billion in the past year.

Post the Akeler acquisition our funds under management have now reached over $30 billion.

Indeed, we have achieved around a 25 per cent growth in our United Kingdom based operations.

These operations now represent our core platform in Europe and are operating within our strategy and business model.

During the year we also established successful wholesale funds in Australia and Hong Kong, giving us access to new capital reserves to take advantage of acquisition opportunities.

In addition, Macquarie Goodman derives fee income from the management of these funds.

And we plan to add to our successful funds management operations and launch a European logistics fund.

These funds sit alongside our listed industrial property funds – the Macquarie Goodman Property Trust in New Zealand and the Ascendas Real Estate Investment Trust in Singapore.

Development

On the development front, we completed more than $900 million of new projects and secured $1.6 billion in new development commitments, further increasing the value of our overall portfolio.

The group's sizeable landbank and capability enables it to accommodate the growing needs of existing and prospective customers.

The development pipeline is essential to the success of our European business and will create a pipeline of development product for our planned European logistics fund.

We have over $2.5 billion of development projects in progress, ($2.8 billion post the Akeler acquisition) providing the Group and our third party managed funds with access to a suite of blue chip investment opportunities.

Capital Management

As our international operations grow, the importance of maintaining a consistent approach to our business strategy whilst minimising risk becomes increasingly apparent.

We take a measured approach to capital management and only invest in initiatives that will support our business model.

We continued to recycle the Group's capital base, creating an additional revenue stream through the management of specialist funds.

We have maintained gearing at a conservative 32.2 per cent, which is below our target range of 35 to 40 percent.

By managing our capital efficiency, we create the solid foundations on which our business model can thrive and deliver results.

Conclusion

The past financial year has been one of outstanding growth for Macquarie Goodman.

We have emerged as a global business, with international operations, customers and investors.

At the same time, we maintain a strong foothold in Australia and remain clearly focused on our proven Customer Service Model.

This continues to set us apart as a provider of industrial property solutions.

In the year ahead, we will continue to examine global strategies, particularly in Asia and Europe.

Chief among these will be the establishment of a European logistics fund to capitalise on the significant growth opportunities in that market.

We are confident that the strength of our core businesses, coupled with our pursuit of strategic growth opportunities, will ensure strong returns to our securityholders in the coming year.

Thank you.

MACQUARIE

Macquarie Goodman

Macquarie Goodman Group

Annual General Meeting

16 November 2006


develop
manage
own

Directors

→ Mr David Clarke
Chairman

→ Mr David Teplitzky
Independent Deputy Chairman

→ Mr Gregory Goodman
Group Chief Executive Officer

→ Mr Ian Ferrier
Independent Director

→ Mr John Harkness
Independent Director

→ Ms Anne Keating
Independent Director

→ Mr Jim Sloman
Independent Director

→ Mr Patrick Goodman
Non-Executive Director

→ Mr James Hodgkinson
Non-Executive Director

MACQUARIE

Macquarie Goodman

Highlights

→ A truly international business


EUROPE AND
UNITED KINGDOM
HONG KONG/CHINA
SINGAPORE
AUSTRALIA
NEW ZEALAND

Highlights (cont)

- → After tax profit of $500 million
- → Normalised operating earnings of 26.7 cps
- → Distributions of 27.5 cps
- → Australia's top performing LPT with a total return of 55.4%
- → There are three key arms to Macquarie Goodman's business:
  - → Investment
  - → Development
  - → Management





MACQUARIE

Macquarie Goodman

Customer Service Model

→ Underpins the long-term term commitment to our customers and identifies their diverse property requirements


own
develop
manage
CUSTOMER
SERVICE MODEL

MACQUARIE

Macquarie Goodman

Global Expansion

- → Successfully replicated our business model overseas
- → Acquired or partnered with like-minded enterprises with well established operations
- → Potential for earnings growth and higher returns
- → Acquired Arlington in December 2005
- → Capitalised on our strong funds management platform by acquiring the Akeler portfolio
- → Acquired Eurinpro in May 2006

Securityholder Returns

→ 6% increase in distributions, from 26 to 27.5 cents per security

→ Security price rose from $4.08 to $6.00 per security

→ 70% increase in market capitalisation to $9.7 billion

→ Security Purchase Plan offered at a discount of approx. 2%

→ Distribution Reinvestment Plan allowed reinvestment at a similar discount







MACQUARIE

Macquarie Goodman

Macquarie Bank Selldown

- → Macquarie Bank sold its 7.7% holding in Macquarie Goodman
- → Macquarie Goodman and Macquarie Bank will continue to jointly manage Macquarie Goodman Asia
- → Several senior Macquarie executives continue to serve on Macquarie Goodman's Board
- → Macquarie Goodman will rebrand its operations to present a clear, global profile







MACQUARIE

Macquarie Goodman

Board Changes



→ Appointment of Jim Sloman

→ Provides Macquarie Goodman with a majority independent board

MACQUARIE

Macquarie Goodman

Successful Integration

→ Performed well across all business segments and all regions including Australia, New Zealand, Asia and Europe

→ Successfully integrated the business by retaining key management

→ Utilised local expertise in local markets

→ Ensured the culture and philosophies of the Group are well understood by staff





MACQUARIE

Macquarie Goodman

Property Investment

→ Total property investment portfolio valued at $4.6 billion

→ Direct/core, cornerstone and warehoused investments

→ Intensive management and buoyant market conditions delivered strong underlying performance results

→ Income from our direct holdings was supplemented by distributions from our investments in our listed and wholesale property funds

→ Balance sheet strength allows us to warehouse opportunities







MACQUARIE

Macquarie Goodman

Funds Management Platform

- → Retained cornerstone investments in listed and wholesale funds
- → Recycled capital to take advantage of acquisition opportunities
- → Total funds under management have reached $30 billion post the Akeler acquisition
- → Approx 25% growth in UK funds under management since acquisition
- → Established wholesale funds in Australia and Hong Kong
- → Intend to launch a European Logistics Fund
- → Funds sit alongside listed property funds, MGP and A-REIT

MACQUARIE

Macquarie Goodman

Development

→ $900 million of new space completed

MGQ Development Completions (net lettable area)



600 SQM
500
400
300
200
100
0
2003
2004
2005
2006

* Includes Arlington but excludes Eurinpro operations

→ $1.6 billion in new development commitments

→ Sizeable global landbank

→ $2.5 billion of development projects in progress ($2.8 billion post the Akeler acquisition)

MACQUARIE

Macquarie Goodman

Capital Management

→ Take a measured approach to capital management

→ Only invest in initiatives that support our business model

→ Continuously recycled capital to create an additional revenue stream through our specialist funds

→ Maintained gearing at a conservative 32.2%







MACQUARIE

Macquarie Goodman

Conclusion

→ Emerged as a global business with international operations, customers and investors

→ Maintained a strong foothold in Australia

→ Continue to examine global strategies, particularly in Asia and Europe

→ Confident in the strength of our core businesses and pursuit of strategic global opportunities

MACQUARIE

Macquarie Goodman

Thank you

Disclaimer

This presentation has been prepared by Macquarie Goodman Group (Macquarie Goodman Management Limited ABN 69 000 123 071 and its controlled entities; Macquarie Goodman Funds Management Limited ABN 48 067 796 641; AFSL Number 223621, collectively "Macquarie Goodman Group" or the "Group"). The information in this presentation is general information only. It is not intended as investment or financial advice and must not be relied upon as such. You should obtain independent professional advice prior to making any decision relating to your investment or financial needs. This presentation is not an offer or invitation for subscription or purchase of securities or other financial products. Past performance is no indication of future performance. All values are expressed in Australian currency unless otherwise stated. November 2006


develop
manage
own

MFS **DIVERSIFIED GROUP**

RECEIVED
2007 AUG -8 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MFS DIVERSIFIED TRUST ("Trust")
ARSN 104 482 206
MFS DIVERSIFIED LIMITED ("Company")
ACN 117 546 326
ASX Code: MFT

ASX ANNOUNCEMENT / MEDIA RELEASE

MFT buys industrial estate for $34.1m

MFS Diversified Group has settled its $34.1 million purchase of an industrial development site at North Rocks, New South Wales.

Industrial giant Unilever has medium term leases over approximately 95,000 square metres of the property, which features manufacturing facilities and associated offices.

The 14.86ha property also boasts 5.3ha of vacant land which has approval to be subdivided into 7 lots.

Previously owned by Macquarie Goodman and known as the McLaren Industrial Estate, it is situated at 219 North Rocks Road, North Rocks, which is 22km north-west of Sydney's central business district.

MFS Diversified Group Chief Executive Officer Brent Hailey said "The purchase of McLaren Industrial Estate is within MFS Diversified Group's strategy to acquire premium investment sites with development or re-development potential".

"The property was bought as tenants in common by MFS Diversified Trust and MFS Diversified Limited and application for registration of the subdivision will commence immediately."

He said following the subdivision of the site MFS Diversified Trust would retain ownership of the property now leased by Unilever while MFS Diversified Limited could develop the seven subdivided sites.

"The site presents a terrific development opportunity because of it's large size, relative proximity to Sydney's city centre and its ready access to the Hills and Western motorways and the F3 freeway," said Mr Hailey.

Brent Hailey
Chief Executive Officer
MFS Diversified Group
Mobile: 0418 729 295

15 November 2006

For further information please contact:
MFS Client Services
Level 6, 64 Ferny Ave
Surfers Paradise 4217
Telephone: 131 MFS
E-mail: mail@mfslimited.com.au
Website: www.mfslimited.com.au

UNIT REGISTRY
Computershare Investor Services Pty Limited
Level 19, 307 Queen Street
Brisbane, QLD, 4000
Telephone: 1300 552 270

Macquarie Goodman

ASX Release – Macquarie Goodman Group ("Macquarie Goodman")

MACQUARIE

Macquarie Goodman partners with UK managed fund in A$1.6 billion acquisition

Date: 14 November 2006
Release: Immediate

Macquarie Goodman is pleased to announce that its managed fund Arlington Business Park Partnership ("ABPP") has agreed to purchase a £600 million (A$1,489 million) portfolio of UK business parks by acquiring Akeler Holdings SA ("Akeler"). To facilitate the transaction Macquarie Goodman will pay £49 million (A$122 million) to acquire three properties in continental Europe and Akeler's management business.

Mr Gregory Goodman, Group Chief Executive Officer of Macquarie Goodman said, "Last years acquisition of Arlington has provided us with the funds management platform to pursue acquisitions such as Akeler. The transaction is complimentary to our existing European platform and increases the Group's global funds under management by 5% to A$30 billion. The acquisition adds a substantial A$2.2 billion to the Group's European development pipeline and increases European work in progress 20% to A$1.7 billion, highlighting our position as a leading global business space provider."

Impact on ABPP
The acquisition of Akeler's UK portfolio consolidates ABPP's position as the pre-eminent UK business park fund with 22 assets valued at £1.8 billion (A$4.5 billion). Importantly, the acquisition replenishes ABPP's development pipeline which has grown to 8 million sq ft with an estimated end value of over £1.8 billion (A$4.5 billion).

The properties have been acquired by ABPP at independent valuation and will initially be funded with debt. ABPP will subsequently raise £100 million (A$248 million) via a capital raising fully underwritten by Macquarie Goodman.

The Akeler portfolio and business have been acquired from Global Fund 1, LLGP SICAF (a fund managed by Macquarie Global Property Advisers) and Akeler's JV partner Macquarie Bank.

Mr Jeff Pulsford, Chief Executive Officer of Arlington said, "The acquisition is highly strategic for ABPP presenting a rare opportunity to secure a portfolio of significant scale and quality. A majority of the Akeler assets are in our identified target locations and present excellent opportunities to create value through active management. The built out value of the fund is now in excess of £3.3 billion (A$8.2 billion) and the acquisition will enhance our ability to secure pre commitments to development projects."

Mr Mark Creedy of Legal & General, ABPP's major unitholder and investment advisor commented, "We are very excited about this transaction and the future outlook for ABPP. The acquisition of Akeler's UK portfolio confirms ABPP's position as the leading fund of its kind in the UK and we look forward to the continued expansion of the vehicle through an active development program, underpinned by Arlington's track record of securing development pre commitments."

Akeler's highly regarded management team will be integrated into Macquarie Goodman's existing European platform as part of the transaction. Post the acquisition, Macquarie Goodman will have approximately 400 executives across Europe focussed on providing total solutions to customers and investors.

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Mr Pulsford added, "Akeler is a natural fit for us with a similar customer driven focus, a reputation for high quality development and like Arlington, a highly regarded management team. Combining these operations reinforces our market leading position and enhances our growth prospects for the future."

Mr James Cole, Chief Executive Officer of Akeler said, "We are excited to be joining Macquarie Goodman and becoming part of one of the leading global operators in commercial property. It represents a merger of two of the best developers in the UK. Akeler brings an enviable development pipeline and a team that has scored some of the biggest UK development successes in the last few years."

Impact on Macquarie Goodman

Macquarie Goodman has acquired Akeler's three continental European properties for a total purchase price of £32 million (A$79 million). Macquarie Goodman intends to offer these assets to the Arlington European Business Park Fund in early 2007.

In addition, Macquarie Goodman has agreed to underwrite up to £100 million (A$248 million) of the ABPP capital raising which will be marketed to both existing and new investors. The raising will be conducted in two equal tranches with the first settling by 31 December 2006 and the second and final tranche expected to settle by 31 March 2007. Macquarie Goodman will subscribe for a minimum of its pro-rata of £6 million (A$15 million) under the raising. Depending on the level of demand, Macquarie Goodman's stake in ABPP will be between 6% and 18% post settlement in line with Macquarie Goodman's strategy of holding substantial co-investments in managed funds.

Macquarie Goodman has also acquired the Akeler operating business for £17 million (A$42 million) which equates to less than 3 x estimated incremental CY07 EBITDA.

Macquarie Goodman will fund the acquisition with debt facilities and remains comfortable with previous FY07 EPS guidance of 31.5 cps. Further, the acquisition increases the contribution of management services income to group earnings and is expected to enhance the group's earnings growth profile into FY08.

Legal and General and Arlington act as the Investment Adviser and Property Adviser respectively to ABPP. Strutt & Parker provided property advice and have undertaken an external valuation of the portfolio on behalf of ABPP.

Macquarie Bank acted as financial adviser to Macquarie Goodman in relation to the transaction.

For further information, please contact:

Jeff Pulsford
Arlington Securities
Chief Executive Officer
Tel: +44 (0) 118 930 4141

Gregory Goodman
Macquarie Goodman
Group Chief Executive Officer
Tel: +61 2 9230 7400

RECEIVED
Rule 3.19A.2

Appendix 3Y

2007 AUG -8 A 4:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gregory Leith Goodman
Date of last notice	29 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Direct – Gregory Goodman 10,024,666 Indirect – Goodman Holdings Pty Limited 132,590,946 Indirect – Craig Goodman 2,112,795
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gregory Goodman is a director and ultimate beneficiary of Goodman Holdings Pty Limited. Goodman Holdings Pty Limited and its wholly owned subsidiaries hold the relevant interest in Macquarie Goodman Group. Craig Goodman is Gregory Goodman's brother.
Date of change	9 November 2006
No. of securities held prior to change	144,093,259– stapled securities
Class	Ordinary
Number acquired	635,148– Goodman Holdings Pty Limited
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,156,599
No. of securities held after change	144,728,407 stapled securities

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Securities under Macquarie Goodman's Dividend Reinvestment Plan for the quarter ended 30 September 2006 – 635,148

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Patrick Ledger Goodman
Date of last notice	29 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Indirect – Gregory Goodman 10,024,666 Indirect – Goodman Holdings Pty Limited 132,590,946 Indirect – Craig Goodman 2,112,795
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Patrick Goodman is a director and ultimate beneficiary of Goodman Holdings Pty Limited. Goodman Holdings Pty Limited and its wholly owned subsidiaries hold the relevant interest in Macquarie Goodman Group. Craig Goodman is Patrick Goodman's brother.
Date of change	9 November 2006
No. of securities held prior to change	144,093,259 – stapled securities
Class	Ordinary
Number acquired	635,148 – Goodman Holdings Pty Limited
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,156,599
No. of securities held after change	144,728,407 stapled securities

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Securities under Macquarie Goodman's Dividend Reinvestment Plan for the quarter ended 30 September 2006 – 635,148

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Harkness
Date of last notice	23 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Direct – John Harkness
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 November 2006
No. of securities held prior to change	1,675
Class	Ordinary
Number acquired	20
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$130.89
No. of securities held after change	1,695 stapled securities

M/830800

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Securities under Macquarie Goodman's Dividend Reinvestment Plan for the quarter ended 30 September 2006.

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Ferrier
Date of last notice	23 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Direct – Ian Ferrier
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 November 2006
No. of securities held prior to change	1,666
Class	Ordinary
Number acquired	11
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$71.99
No. of securities held after change	1,677 stapled securities

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Securities under Macquarie Goodman's Dividend Reinvestment Plan for the quarter ended 30 September 2006.

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Goodman Group

ACN

Macquarie Goodman Management Limited ACN 000 123 071 Macquarie Goodman Industrial Trust ARSN 091 213 839

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,532,339
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary stapled securities

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The new stapled securities rank equally with the existing stapled securities of Macquarie Goodman Group (MGQ).
5	Issue price or consideration	$6.5443 per stapled security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The MGQ stapled securities were issued under the Distribution Reinvestment Plan in respect of the distribution for the quarter ended 30 September 2006
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 November 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,657,520,099	Ordinary Stapled Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Not applicable	Not applicable

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Refer to section 4 above

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	.... (Company Secretary)	Date:	.... 09 November 2006
Print name:	Carl Bicego		

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Goodman

RECEIVED

9 November 2006

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")

We confirm that Macquarie Goodman's distribution for the quarter ended 30 September 2006 was dispatched to Securityholders today. The distribution rate is 7.875 cents per security with the following estimated taxable components:

Macquarie Goodman Management Limited

No dividend payable this quarter.

Macquarie Goodman Industrial Trust

	cpu
Australian Income:	1.42412
Foreign Income:	0.03779
Interest Income:	1.05965
Concessional Capital Gains:	1.95398
Discount Capital Gains:	1.95398
Capital Gains – Other:	1.44548
Tax Deferred:	0.00000
Total:	**7.87500**

Please note that the actual taxable components will be confirmed in August 2007 following the final distribution payment for the year ending 30 June 2007.

Securities under the Distribution Reinvestment Plan are being issued at $6.5443 (an Appendix 3B will immediately follow).

Please do not hesitate to contact the undersigned if you have any queries.

Yours faithfully

Carl Bicego
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

9 November 2006

Dear Securityholder

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")
DISTRIBUTION FOR THE QUARTER ENDED 30 SEPTEMBER 2006

We are pleased to confirm your final distribution of 7.875 cents per security for the quarter ended 30 September 2006.

Macquarie Goodman Annual General Meeting ("AGM")

Macquarie Goodman's AGM will be held on Thursday, 16 November 2006 at 10:30 am (Sydney time) at the Sheraton on the Park, Grand Ballroom, 161 Elizabeth Street, Sydney, NSW.

The Notice of Meetings and Proxy Form were dispatched to Securityholders on 18 October 2006. The deadline for submitting Proxy Forms is 10:30 am (Sydney time) on 14 November 2006. You may return your Proxy Form to Computershare Investor Services Pty Limited or Macquarie Goodman at the relevant address or facsimile number specified in the Proxy Form.

Your Board believes the proposed resolutions are in the best interests of Macquarie Goodman and its Securityholders and recommend that you vote in favour of all resolutions.

I hope that you are able to join us at the AGM on 16 November 2006.

Should you have any questions relating to the above information, please call our dedicated information line on 1300 723 040 (within Australia) or +61 3 9415 4000 (outside Australia) or visit our website at www.macquariegoodman.com.

Yours faithfully

Gregory Goodman
CHIEF EXECUTIVE OFFICER

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

ASX Release – Macquarie Goodman Group ("MGQ")

MGQ's NZ fund to raise NZ$96.2 million

Date: 8 November 2006
Release: Immediate

Macquarie Goodman Group's listed property trust in New Zealand, Macquarie Goodman Property Trust ("MGP"), has announced its results for the half year ended 30 September 2006 and its intention to raise NZ$96.2 million via a private institutional placement.

The highlights for the half year include:

→ a 68% increase in after tax profit over the comparative six months which equates to normalised earnings per unit growth of 5.7%;
→ a strong portfolio performance enhanced by recent transactions; and
→ a number of acquisitions and disposals.

MGP is today also undertaking a private institutional placement to raise approximately NZ$96.2 million to partially fund acquisitions of a number of properties for NZ$107.2 million. On completion of this transaction and recently announced disposals, MGP will have gross assets of NZ$1.1 billion and be ranked 21st on the New Zealand Exchange. MGQ has committed to subscribe for its pro-rata share in the placement at the issue price of NZ$1.25 representing a total investment of NZ$28.2 million, but may receive a smaller allocation as a consequence of investor demand.

The acquisitions comprise the remaining 50% of three precommitted developments jointly owned by MGP and MGQ for NZ$10.2 million, the second stage of Highbrook Business Park comprising four assets for NZ$25.9 million (MGP to acquire a 75% interest), together with the third party acquisition of brownfield development sites at Christchurch and Auckland totalling NZ$71.1 million.

Commenting on the MGP announcement, Greg Goodman, Chief Executive Officer of MGQ was pleased with the performance of the New Zealand fund. "We are delighted with the progress of our operations in New Zealand and with MGP's pleasing results. Following the equity raising and the acquisitions, MGP is well placed to continue to deliver strong returns to investors and maintain significant capacity for further acquisitions. We look forward to continuing to deliver opportunities to MGP via our extensive commitment to the NZ market."

The announcement does not materially alter the financial forecasts for MGQ for fiscal 2007 but reinforces a strong position in that market and provides scope for ongoing growth in the value of MGQ's investment in MGP and the services business.

For further details, please refer to the attached NZX release for MGP.

Gregory Goodman
Group Chief Executive Officer
Macquarie Goodman Group
Tel: +61 2 9230 7400

David van Aanholt
Chief Executive Officer, Australia
Macquarie Goodman Group
Tel: +61 2 9230 7400

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

NZX Release – Macquarie Goodman Property Trust

Strong Interim Results and Acquisitions Provide Platform For the Future

Interim results to 30 September 2006

Date:	8 November 2006
Release:	Immediate

Macquarie Goodman Property Trust ("**MGP**") is pleased to announce:

- → an after tax profit of $23.2 million for the six months ended 30 September 2006;
- → the acquisition of 11 industrial assets with a total value of $107.2 million; and
- → a private placement of 76.9 million new units at $1.25 to partly fund the $107.2 million of acquisitions.

Interim Result

MGP has delivered an after tax profit of $23.2 million for the six months ended 30 September 2006. The record result represents a 68% increase on the $13.8 million profit for the previous corresponding period.

Weighted earnings before tax, on a normalised basis, increased 5.7% to 5.04 cents per unit and gross distributions increased 3.4% to 5.10 cents per unit.

The record date for the second quarter distribution is 1 December 2006 with payment to be made on 15 December 2006. Unitholders will receive a gross distribution of 2.55 cents per unit, comprising 2.35 cents per unit in cash and 0.20 cents per unit in imputation credits.

Other highlights include:

- → Total return to MGP unitholders of 8.9% for the six months
- → The completion of 91,500 sqm of development projects and the commencement of a further 17,300 sqm of pre-committed industrial facilities
- → Average annual rental growth of 4.8% across the 19 rent reviews completed during the period
- → Lease commencements encompassing 98,200 sqm of rentable area
- → Occupancy rate and weighted average lease expiry maintained at 98% and 5.6 years respectively

John Dakin, Chief Executive Officer of MGP's manager Macquarie Goodman (NZ) Limited ("MGNZ"), said the half-year result was consistent with projections made in March 2006 and was the result of an expanded and improved portfolio. "Success in the acquisition

Macquarie Goodman (NZ) Limited

Level 3, Q & V Building
203 Queen Street
Auckland Central
PO Box 90940
Auckland Mail Centre

Telephone (09) 375 6060
Facsimile (09) 375 6061
info@macquariegoodman.co.nz
www.macquariegoodman.co.nz

and development programme along with the active management of the underlying property portfolio has all contributed to this impressive result."

Over the half year MGP made property acquisitions of $57.9 million and divestments of $28.9 million. Following its interim balance date of 30 September 2006 MGP announced the sale of the HSBC Centre for $24.4 million and the partial sale of the Fletcher Head Office facility for $28.8 million.

Mr Dakin commented that the transactions undertaken since March 2006 conclude what has been a very active period for MGP. "We have continued our objective to recycle non-core stand alone office assets by reinvesting sale proceeds into industrial and business park investments."

Mr Dakin added, "We have also remained focused on maximising returns from the underlying portfolio. A prime example of this active management has been the restructuring of the Fletchers property, announced earlier this week. This transaction is particularly pleasing as it shows the strength of our customer service model, delivering an ideal outcome for both MGP unitholders and Fletcher Building."

New Acquisitions

The package of new acquisitions comprises 11 high quality industrial assets for $107.2 million ("**Acquisitions**"). The Acquisitions comprise $36.1 million in Development Pre-commitments and an additional $71.1 million in Redevelopment Opportunities, as described below:

Development Pre-commitments

- → The remaining 50% of three assets currently owned jointly by MGP and Macquarie Goodman Group ("MGQ") at Westney Industry Park and Savill Link for $10.2 million.
- → The second stage of Highbrook Business Park comprising four assets for $25.9 million (MGP to acquire a 75% interest).

The Development Pre-commitments provide an initial yield of 8.1% and a weighted average lease term of 9.7 years. The location, quality and design of these facilities ensure they are well positioned for future rental growth.

Redevelopment Opportunities

- → Plunket Ave, Auckland – Two brownfield development sites adjoining Auckland Distribution Centre have been secured for $47.5 million. Totaling 14.6 hectares the purchase will create an expanded industrial estate (to be known as M20 Business Park) of 24.9 hectares offering significant redevelopment opportunities for MGP.
- → Glassworks Industry Park, Christchurch – MGP has secured two adjoining sites totaling $23.6 million over a total site area of 15.2 hectares. This investment provides MGP the ability to develop space to service customer requirements in the Christchurch market.

At 7.3% of gross assets, development land is now within the stated target range of 5-10%, and MGP's development capacity is significantly increased. With a risk managed approach to development and projected yields on cost of 8.5% these redevelopment opportunities are expected to deliver enhanced returns to unitholders over time.

A portion of the Redevelopment Opportunities are currently income producing.

On the Acquisitions, Mr Dakin said, "The package is an exciting opportunity for MGP. Firstly, the Development Pre-commitments represent an attractive investment opportunity of 100% pre-committed high grade industrial facilities. Secondly, the Redevelopment Opportunities enable the potential for MGP unitholders to access superior returns through the redevelopment of these brownfield opportunities in the key industrial markets of Auckland and Christchurch."

The blended yield across the Development Pre-commitments and stabilised component of the Redevelopment Opportunities is 8.4%.

Settlement of certain acquisitions is subject to OIO approval as detailed in the attached acquisition summary.

Equity Raising

MGP is today undertaking a private placement to raise $96,168,601 via the issue of 76,934,881 new units at $1.25 to partially fund the Acquisitions. The private placement is restricted to institutional and habitual investors, and a copy of the placement presentation will be provided to the New Zealand Exchange Limited later this morning. The new units will rank pari passu with existing units from allotment (i.e. will qualify for the September 2006 distribution payable in December 2006) with the issue price representing a 3.8% discount to the 5 day VWAP.

The private placement is underwritten as to 50% each by Macquarie Securities (New Zealand) Limited and UBS New Zealand Limited. The underwriting agreement is subject to standard conditions and termination rights.

MGQ has committed to subscribe for its pro-rata share in the placement at the issue price of $1.25 representing a total investment of $28.2 million but may receive a smaller allocation as a consequence of investor demand.

Impact on MGP

The Acquisitions together with the impact of the post balance date divestments provide the following benefits to MGP:

- Increased weighting of industrial and business park assets to over 50% of gross assets
- Increased development capacity with 7.3% of gross assets in development land
- Weighted average lease expiry increasing from 5.6 to 5.9 years

- Enhanced customer diversity with the top 10 customers representing 33% of portfolio net rental, down from 36%
- Reduced gearing provides the platform for future growth

MGNZ considers that the previously announced acquisitions and divestments, together with the Acquisitions and associated equity raising, will be neutral to FY07 gross DPU and the projected FY07 distribution will be maintained at 10.2 cpu. The transactions are expected to be accretive in FY08 underpinning MGP's 3.5%+ DPU growth target.

Importantly the gearing of MGP will be 34.3% following the placement, assuming all announced acquisitions, divestments and developments are completed. This provides MGP with an approximate debt capacity of $105 million for additional development and acquisition opportunities.

The transactions increase MGP's proforma NTA by 1.2% to $1.14.

A trading halt in relation to MGP's units is in place on the New Zealand Stock Exchange and will continue for two business days unless terminated earlier.

John Dakin
Chief Executive Officer
Macquarie Goodman (NZ) Limited
Tel: (09) 375 6063
Mobile: (021) 321 541

Attachments:
Appendix 1 – Preliminary half year results
Appendix 7 – Notice of event affecting securities

Appendix A

Property	Location	Initial Yield (%)	WALE (yrs)	Acquisition Price ($m)	Settlement
Big Chill	Highbrook	-	15.4	4.3[7]	21 Nov 06[1]
BMW	Highbrook	-	10.6	6.0[7]	21 Nov 06[1]
Cottonsoft	Highbrook	-	12.5	6.3[7]	21 Nov 06
Exel Stage 3[6]	Highbrook	-	6.7	9.3[4]	29 Jun 07[2]
Highbrook developments (industrial pre-commitments)		**7.94**	**10.4**	**25.9**	
Daniel Silva	Westney Industry Park	-	8.4	2.6	14 Nov 06
SCS	Westney Industry Park	-	10.4	2.4	14 Nov 06
Toll Stage 2	Savill Link	-	6.3	5.2	14 Nov 06
Co-owned properties (balance of 50:50 developments acquired)		**8.40**	**7.8**	**10.2**	
100 Plunket Ave	Manukau	-	-	21.4[5]	14 Dec 06[1]
70 Plunket Ave	Manukau	-	-	26.1[5]	30 Nov 06[1]
Glassworks Industry Park	Christchurch	-	-	23.6[5]	14 Dec 06
Redevelopment opportunities				**71.1**	
TOTAL		**8.42[3]**	**6.2[3]**	**107.2**	

[1] Subject to OIO approval
[2] Following practical completion
[3] A portion of the redevelopment assets are income producing
[4] Subject to independent valuation on completion
[5] Includes acquisition and/or refurbishment costs
[6] Subject to receipt of original signed documentation
[7] Highbrook Development Limited ('HDL') to complete subdivision within 2 years (subject to a maximum 1 year extension) of settlement. If not completed, HDL must reacquire properties at the then market value plus transaction costs

IMPORTANT NOTICE

This notice does not constitute an offer of securities for sale in the United States. The units in the placement have not been and will not be registered under the U.S. Securities Act of 1933 (the "U.S. Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act.

Macquarie Goodman

MACQUARIE

31 October 2006

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("Macquarie Goodman")
CONVERSION OF RESET PREFERENCE UNITS ("RePS") – APPENDIX 3B

Further to our announcement of 8 September 2006, we confirm that all RePS on issue were converted into Macquarie Goodman Stapled Securities after the close of business on 30 October 2006.

In accordance with the RePS terms, each holder of RePS was issued with that number of Macquarie Goodman Stapled Securities equal to the Minimum Conversion Number (34.3289) x number of RePS held (rounded down). An Appendix 3B applying for quotation of the Macquarie Goodman Stapled Securities is attached.

All RePS holders who were converted to Macquarie Goodman Stapled Securities on the conversion date will receive a Macquarie Goodman welcome pack detailing their new holding.

For further information please do not hesitate to contact Computershare Investor Services on 1300 723 040 (within Australia) or +61 3 9415 4000 (outside Australia).

Yours faithfully

Carl Bicego
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Goodman Group

ACN

Macquarie Goodman Management Limited ACN 000 123 071 Macquarie Goodman Industrial Trust ARSN 091 213 839

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,538,451
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary stapled securities issued as a result of conversion of Reset Preference Units (RePS)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The units referred to herein rank pari passu with the existing ordinary securities of Macquarie Goodman Group (MGQ).
5	Issue price or consideration	$2.91 per stapled security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	307,004 Reset Preference Units (RePS) were converted into 10,538,451 MGQ stapled securities, issued in accordance with the MGA Constitution and the RePS Terms.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 October 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,646,987,760	Ordinary Stapled Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Not applicable	Not applicable

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Refer to section 4 above

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)		
		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Company Secretary) 31 October 2006

Print name: Carl Bicego

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Goodman

MACQUARIE

24 October 2006

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MGQ")
APPOINTMENT OF COMPANY SECRETARY

The Board of Macquarie Goodman Group announces that it has today appointed Carl Bicego as company secretary.

Carl takes over from Carolyn Scobie who resigns as Company Secretary to focus on her role as Group General Counsel. The Board thanks Carolyn for her contribution to the development of the Group through the performance of the Company Secretary role.

Yours faithfully

Carl Bicego
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

18 October 2006

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")

We enclose Macquarie Goodman's Notice of Meetings for its Annual General Meeting to be held on Thursday, 16 November 2006 at 10:30 am (Sydney time) at Sheraton on the Park, Grand Ballroom, 161 Elizabeth Street, Sydney, NSW.

Please do not hesitate to contact the undersigned if you have any queries regarding the above.

Yours faithfully

Carolyn Scobie
Company Secretary

Macquarie Goodman

MACQUARIE

18 October 2006

Dear Securityholder

MACQUARIE GOODMAN GROUP – NOTICE OF MEETINGS

It is a pleasure to invite you to the Annual General Meeting ("AGM") of Macquarie Goodman Group to be held on Thursday, 16 November 2006 at 10:30 am (Sydney time) at the Sheraton on the Park, Grand Ballroom, 161 Elizabeth Street, Sydney, NSW. You will find a map indicating the location of the Sheraton on the Park on the front of the enclosed Notice of Meetings.

Your Board is recommending nine proposed resolutions with full details of each of the resolutions set out in the Explanatory Memorandum in the Notice of Meetings. If you wish to submit questions in relation to the Audit Report in the Macquarie Goodman Group Annual Report 2006 to the external auditor, KPMG, please complete and return the back page of the Notice of Meetings by 5:00 pm (Sydney time) on Thursday, 9 November 2006.

You may vote at the AGM in person or by completing and returning the enclosed Proxy Form to Computershare Investor Services Pty Limited or Macquarie Goodman Group at the relevant address or facsimile number specified in the Proxy Form, by no later than 10:30 am (Sydney time) on 14 November 2006. A business reply envelope is enclosed for your convenience.

The AGM will be available via webcast shortly after its conclusion by logging onto www.macquariegoodman.com and following the relevant links.

Your Board believes the proposed resolutions are in the best interests of Macquarie Goodman Group and its Securityholders and recommend that you vote in favour of all resolutions.

I hope that you are able to join us at the AGM on 16 November 2006.

Yours faithfully

David Clarke
CHAIRMAN

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

Proxy Form

Macquarie Goodman Group

Macquarie Goodman Management Limited ABN 69 000 123 071

Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621
As Responsible Entity for **Macquarie Goodman Industrial Trust**
ARSN 091 213 839

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☒

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 1903 Adelaide
South Australia 5001 Australia
Enquiries (within Australia) 1300 723 040
(outside Australia) 61 3 9415 4000
Facsimile 61 8 8236 2305
www.computershare.com

Appointment of Proxy

We being a member/s of Macquarie Goodman Group and entitled to attend and vote hereby appoint

☒ the Chairman of the Meeting (mark with an 'X') **OR** ☐ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Macquarie Goodman Group to be held at Sheraton on the Park, Grand Ballroom, 161 Elizabeth Street, Sydney, NSW on 16 November 2006 at 10:30am and at any adjournment of that meeting.

IMPORTANT: FOR ITEM 7 BELOW

☒ If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 7 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of this item and that votes cast by him other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 7 and your votes will not be counted in computing the required majority if a poll is called on this item. The Chairman of the Meeting intends to vote undirected proxies in favour of this item.

Voting directions to your proxy - please mark X to indicate your directions

Item	For	Against	Abstain*
1. Re-election of David Clarke as a Director			
2. Re-election of Ian Ferrier as a Director			
3. Re-election of James Sloman as a Director			
4. Adoption of Remuneration Report			
5. Approval for the proposed issue of Securities to underwriters of the DRP			
6. Approval of the issue of Securities to Gregory Goodman			
7. Approval for increasing the directors' fee pool			
8. Approval for the future issue of options under the Executive Option Plan			
9. Ratification of options previously issued under the Executive Option Plan			

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

We wish to appoint a second proxy

☒ Mark with an 'X' if you wish to appoint a second proxy. **AND** ____ **%** **OR** ________ State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name	Contact Daytime Telephone	Date
		/ /

MGQ 7PR 014511 - V7

014511_1_1_LET/005662/011724/56

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's securities register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's securities registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box;

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, all of the Securityholders should sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's Security Registrar or at **www.computershare.com.**

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10:30am on 16 November 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON Registered Office - Level 10, 60 Castlereagh Street, Sydney, NSW 2000 Australia
Security Registrar - Computershare Investor Services Pty Limited, Level 5, 115 Grenfell Street, Adelaide SA 5000 Australia

BY MAIL Registered Office - GPO Box 4703, Sydney, NSW 2001 Australia
Security Registrar - Computershare Investor Services Pty Limited, GPO Box 1903, Adelaide SA 5001 Australia

BY FAX +61 8 8236 2305

014511 - V4

Macquarie Goodman

MACQUARIE

MACQUARIE GOODMAN GROUP

MACQUARIE GOODMAN MANAGEMENT LIMITED ABN 69 000 123 071
MACQUARIE GOODMAN INDUSTRIAL TRUST ARSN 091 213 839

NOTICE OF MEETINGS



Notice is hereby given that the Annual General Meeting of the shareholders of Macquarie Goodman Management Limited and a General Meeting of the unitholders of Macquarie Goodman Industrial Trust will be held at:

Sheraton on the Park
Grand Ballroom
161 Elizabeth Street
Sydney, NSW

16 November 2006 at 10:30 am (Sydney time)



Martin Place Station
GEORGE STREET
PITT STREET
CASTLEREAGH STREET
ELIZABETH STREET
PHILLIP STREET
KING STREET
Strand Arcade
Glasshouse
Skygarden
Mid City Centre
Imperial Arcade
ST JAMES ROAD
PRINCE ALBERT ROAD
St James Station
St Marys Cathedral
COLLEGE STREET
MARKET STREET
David Jones
City Centre
QVB
Piccadilly
Sheraton on the Park
Galeries Victoria
PARK STREET
Hyde Park
WILLIAM STREET
Australian Museum
DRUITT STREET
Sydney Town Hall
Town Hall Station
SUSSEX STREET
KENT STREET
CLARENCE STREET
YORK STREET

Business

Description

(a) To consider the Annual Report of Macquarie Goodman Group.

(b) To consider and, if thought fit, pass, with or without modification, the Resolutions described in the Proposed Resolutions section below.

Defined Terms

In the following Resolutions, this Notice and the Explanatory Memorandum:

Annual Report means the annual report of Macquarie Goodman Group that includes the directors' report, the financial report and the independent audit report for the year ended 30 June 2006.

ASIC means Australian Securities & Investments Commission.

ASX means Australian Stock Exchange Limited.

Board means the boards of directors of Macquarie Goodman Group.

Constitution means the constitutions of MGM and/or MGI as appropriate.

Corporations Act means the Corporations Act 2001 (Cth).

DRP means the distribution reinvestment plan of Macquarie Goodman Group.

EOP means the Executive Option Plan of Macquarie Goodman Group.

ESAP means the Employee Securities Acquisition Plan of Macquarie Goodman Group.

Explanatory Memorandum means the explanatory memorandum that accompanies this Notice of Meetings.

Listing Rules mean the Listing Rules of ASX.

Notice of Meetings and **Notice** mean this notice of meetings and any notice of any adjournment of the meetings.

MGI means Macquarie Goodman Industrial Trust (ARSN 091 213 839).

MGM means Macquarie Goodman Management Limited (ABN 69 000 123 071).

MGFM means Macquarie Goodman Funds Management Limited (ABN 48 067 796 641).

Macquarie Goodman Group means MGM and MGI (and where the context requires, MGFM as responsible entity for MGI) and their controlled entities.

Security means a share in MGM stapled to a unit in MGI.

Securityholders means registered holders of Securities.

Proposed Resolutions

Resolutions 1, 2 and 3: Re-election of Directors

To consider and, if thought fit, pass the following ordinary resolutions of MGM:

1. "That Mr David Clarke, a director of MGM retiring in accordance with the Constitution, is re-elected as a director of MGM."

2. "That Mr Ian Ferrier, a director of MGM retiring in accordance with the Constitution, is re-elected as a director of MGM."

3. "That Mr James Sloman, a director of MGM appointed since the last annual general meeting of MGM and retiring in accordance with the Constitution, is elected as a director of MGM."

Resolution 4: Adoption of Remuneration Report

To consider and, if thought fit, pass the following ordinary resolution of both MGM and MGI.

"That the remuneration report for the year ended 30 June 2006 be adopted."

Note: The vote on this resolution is advisory only and does not bind the directors of Macquarie Goodman Group.

Resolution 5: Approval for the proposed issue of Securities to underwriters of the DRP

To consider and, if thought fit, pass the following special resolution of both MGM and MGI:

"That the issue of Securities that are not subscribed for by Securityholders under the DRP for the distribution periods from 1 October 2006 to 31 December 2007 to the underwriter of the DRP, or persons procured by the underwriter, be approved for all purposes (including for the purposes of Listing Rule 7.1 and ASIC Class Order 05/26)."

Required Majority

Resolution 5 will be passed for all purposes under the Listing Rules and the Corporations Act if at least 75% of the value of Securities voted at the meetings are in favour and at least 25% by value of all Securities, which are entitled to be voted, are voted on the resolution. If more than 50% but less than 75% of votes cast are in favour, or if persons who vote together hold or represent less than 25% of Securities in respect of which votes are eligible to be cast, then Resolution 5 may be passed as an ordinary resolution of MGI as well as MGM, which would satisfy the requirements of the Listing Rules (but not the Corporations Act).

Voting exclusions differ under the Listing Rules and the Corporations Act. Please refer to the Explanatory Memorandum for further information.

Voting Exclusion Statement

Insofar as Resolution 5 is an ordinary resolution of MGM and MGI for the purposes of the Listing Rules, Macquarie Goodman Group will disregard any votes cast by:

(a) any person who may participate as an underwriter (which includes JPMorgan Australia Limited), or be procured by an underwriter to participate, in the proposed issue of Securities referred to in Resolution 5 and a person who might obtain a benefit, except solely in the capacity of a Securityholder; and

(b) an associate of any person who may participate as an underwriter, or be procured by an underwriter to participate, in the proposed issue of Securities referred to in Resolution 5 and a person who might obtain a benefit, except solely in the capacity of a Securityholder.

However, a vote need not be disregarded if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(b) it is cast by the person chairing the meetings as proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form to vote as the proxy decides.



Resolution 5: Approval for the proposed issue of Securities to underwriters of the DRP (cont)

Insofar as Resolution 5 is a special resolution of MGI for the purposes of the Corporations Act as modified by ASIC Class Order 05/26, votes must only be cast by (and MGFM will only count votes cast by) a Securityholder who will not acquire any interest in Securities as an underwriter of the DRP or who will not hold any interest in Securities for the benefit of another person who may obtain beneficial ownership of any of the Securities that are issued as a result of the underwriting.

Resolution 6: Issue of Securities to Mr Gregory Goodman

To consider and, if thought fit, to pass the following ordinary resolution of both MGM and MGI:

"That approval is given for all purposes under the Corporations Act and the Listing Rules for:

(a) the issue of 2,000,000 Securities to Mr Gregory Goodman under the ESAP at an issue price of $5.24 per Security; and

(b) the making of an interest bearing loan of $10,480,000 on a limited recourse basis under the ESAP for the purpose of acquiring those Securities."

Voting Exclusion Statement

Macquarie Goodman Group will disregard any votes cast on Resolution 6 by Mr Gregory Goodman and any other director of MGM and MGFM (except one who is ineligible to participate in any employee incentive scheme in relation to Macquarie Goodman Group) and any of their associates. However, a vote need not be disregarded only because:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(b) it is cast by the person chairing the meetings as proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form to vote as the proxy decides.

In accordance with section 224 of the Corporations Act a vote must not be cast on the resolution by Mr Gregory Goodman or his associates other than as proxy for other persons where the person specifies how the proxy is to vote.

Resolution 7: Approval for increasing the directors' fee pool

To consider and, if thought fit, pass the following ordinary resolution of MGM:

"That for the purposes of the Constitution and Listing Rule 10.17, the maximum aggregate remuneration that may be paid to all of the non-executive directors of MGM for their services be increased by $1,550,000 to $2,500,000 per annum."

Voting Exclusion Statement

Macquarie Goodman Group will disregard any votes cast on Resolution 7 by any director of MGM and MGFM and any associate of such director. However, a vote need not be disregarded only because:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(b) it is cast by the person chairing the meetings as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form to vote as the proxy decides.

Resolution 8: Approval for the future issue of options under the EOP

To consider and, if thought fit, pass an ordinary resolution of both MGM and MGI:

"That approval is given for all purposes under the Listing Rules for the issue of options over Securities under the EOP as amended for a period of three years from the date of this approval."

Voting Exclusion Statement

Macquarie Goodman Group will disregard any votes cast on Resolution 8 by any director of MGM and MGFM (except one who is ineligible to participate in any employee incentive scheme in relation to Macquarie Goodman Group) and any associate of such director. However, a vote need not be disregarded only because:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(b) it is cast by the person chairing the meetings as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form to vote as the proxy decides.

Resolution 9: Ratification of options previously issued under the EOP

To consider and, if thought fit, pass the following ordinary resolution of both MGM and MGI:

"That approval is given for all purposes under the Corporations Act and the Listing Rules for the 18,876,000 options issued under the EOP in the 12 months prior to 16 November 2006."

Voting Exclusion Statement

Macquarie Goodman Group will disregard any votes cast on Resolution 9 by any person who received options under the EOP in the 12 months prior to 16 November 2006 and any associate of such person. However, a vote need not be disregarded only because:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(b) it is cast by the person chairing the meetings as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form to vote as the proxy decides.

Voting Entitlements

Pursuant to regulation 7.11.37 of the Corporations Regulations 2001, the directors of MGM and MGFM have determined that the holding of each Securityholder for the purposes of ascertaining the voting entitlements for the meetings will be as it appears in the Register at 7:00 pm (Sydney time) on 14 November 2006.

Voting and Proxies

In light of the large number of proxy votes which are usually received from Securityholders, it is intended that voting at these meetings will generally be conducted by poll rather than on a show of hands. As Resolution 5 is a special resolution, it must be conducted by poll.

Securityholders can vote in either of two ways:

(a) by attending the meetings and voting either in person or by attorney or, in the case of corporate Securityholders, by corporate representative; or

(b) by appointing a proxy to attend and vote on their behalf.

A proxy need not be a Securityholder of Macquarie Goodman Group.

Business (cont)

Voting and Proxies (cont)

Securityholders wishing to appoint the Chairman of the meetings as their proxy should read carefully the instructions on the Proxy Form and mark the relevant box to ensure their votes are not disregarded.

A Securityholder entitled to cast two or more votes at the meetings may appoint two proxies and specify the proportion or number of votes each proxy is appointed to exercise. If the Securityholder appoints two proxies and does not specify the proportion or number of votes each proxy may exercise, then each proxy may exercise half of the votes.

A Proxy Form is attached to this Notice of Meetings. To be valid:

1. Proxy Forms must be received at the office of Computershare Investor Services Pty Limited or at the registered office of Macquarie Goodman Group being the places designated by Macquarie Goodman Group for that purpose or at the facsimile number of Computershare Investor Services Pty Limited or Macquarie Goodman Group by no later than 10:30 am (Sydney time) on 14 November 2006.
2. The authority under which any form appointing a proxy is signed or a certified copy of that authority, must be received at the office or facsimile number of Computershare Investor Services Pty Limited or Macquarie Goodman Group by no later than 10:30 am (Sydney time) on 14 November 2006.

The office of Computershare Investor Services Pty Limited is Level 5, 115 Grenfell Street, Adelaide, SA, 5000 and the facsimile number is +61 8 8236 2305.

The registered office of Macquarie Goodman Group is Level 10, 60 Castlereagh Street, Sydney, NSW, 2000 and the facsimile number is +61 2 9230 7444.

If you return your Proxy Form but do not nominate a representative, the Chairman of the meetings will be your proxy and will vote on your behalf as you direct on the Proxy Form. If your nominated representative does not attend the meetings then your proxy will revert to the Chairman of the meetings and he may vote as he thinks fit in relation to any motion or resolution other than those (if any) in respect of which an indication of the manner of voting is given on your Proxy Form.

In order to vote in person at the meetings, a corporation which is a Securityholder may appoint an individual to act as its representative. The appointment must comply with the requirements of sections 250D and 253B of the Corporations Act. The representative should bring to the meetings evidence of their appointment, including any authority under which it is signed.

Questions and Comments from Securityholders at the Meetings

In accordance with the Corporations Act, a reasonable opportunity will be given to Securityholders as a whole to ask questions about or make comments on the management of Macquarie Goodman Group and the Remuneration Report at the meetings.

Similarly, a reasonable opportunity will be given to Securityholders as a whole to ask Macquarie Goodman Group's external auditor, KPMG, questions relevant to:

(a) the conduct of the audit;

(b) the preparation and content of the audit report;

(c) the accounting policies adopted by Macquarie Goodman Group in relation to the preparation of its financial statements; and

(d) the independence of the auditor in relation to the conduct of the audit.

Securityholders may also submit a written question to KPMG if the question is relevant to the content of KPMG's audit report or the conduct of its audit of Macquarie Goodman Group's financial report for the year ended 30 June 2006.

Relevant written questions for KPMG must be received by no later than 5:00 pm (Sydney time) on 9 November 2006. A list of those relevant written questions will be made available to Securityholders attending the meetings. KPMG will either answer the questions at the meetings or table written answers to them at the meetings. If written answers are tabled at the meetings, they will be made available to Securityholders as soon as practicable after the meetings.

Please send any written questions for KPMG:

(a) to Computershare Investor Services Pty Limited in the enclosed reply paid envelope;

(b) by facsimile to +61 8 8236 2305; or

(c) to Macquarie Goodman Group's registered office at Level 10, 60 Castlereagh Street, Sydney, NSW, 2000,

by no later than 5:00 pm (Sydney time) on 9 November 2006.

By order of the Boards of Macquarie Goodman Management Limited and Macquarie Goodman Funds Management Limited.

Carolyn Scoble
Company Secretary

18 October 2006

Explanatory Memorandum

As required by section 317 of the Corporations Act, the financial report, directors' report and the audit report of Macquarie Goodman Group for the most recent financial year will be laid before the meetings. Securityholders will be provided with the opportunity to ask questions about the reports of Macquarie Goodman Group generally but there will be no formal resolution put to the meeting.

Proposed Resolutions

Resolutions 1 and 2: Re-election of Directors

In order to comply with the Listing Rules and the Constitution, Messrs David Clarke and Ian Ferrier are required to retire from the office of director of MGM at the conclusion of the meetings. Messrs Clarke and Ferrier are eligible to be re-elected as directors of MGM and offer themselves for re-election.

Mr David Clarke, AO
Chairman
David was appointed to the Board on 26 October 2000 as Chairman and is also the Chairman of the Remuneration and Nomination Committee.

David was educated at Sydney University (BEcon (Hons)) and Harvard University (MBA) and holds an honorary degree of Doctor of Science in Economics from Sydney University (Hon DScEcon). He has been Executive Chairman of Macquarie Bank Limited since its formation in 1985. From 1971 to 1977, David was Joint Managing Director of Hill Samuel Australia Limited (predecessor to Macquarie Bank Limited), from 1977 to 1984 Managing Director, and from 1984, Executive Chairman. He has extensive experience as a chairman and is currently Chairman of Macquarie CountryWide Management Limited (since 22 June 1995), Macquarie Office Management Limited (since 30 June 1987) and Macquarie ProLogis Management Limited (since 15 April 2002). David is also Chairman of McGuigan Simeon Wines Limited (since 27 November 1991), the Wine Committee of the Royal Agricultural Society of New South Wales, the Opera Australia Capital Fund, the Territorial Headquarters and Sydney Advisory Board of the Salvation Army, the Sydney University Football Club Foundation and The George Gregan Foundation. He is a member of the Investment Advisory Committee of the Australian Olympic Foundation, Harvard Business School Asia Pacific Advisory Committee, Seoul International Business Advisory Council, Clayton Utz Foundation, Bloomberg Asia Pacific Advisory Board, Board of the Centre for the Mind and a director of Corporate Governance Committee of the Australian Institute of Company Directors.

Mr Ian Ferrier, AM
Independent Director
Ian was appointed to the Board on 1 September 2003 and is Chairman of the Audit Committee and a member of the Remuneration and Nomination Committee.

Ian is a co-founder of Ferrier Hodgson. He is a Fellow of The Institute of Chartered Accountants in Australia and has 42 years of experience in company corporate recovery and turnaround practice. Ian is also a director of a number of private and public companies. He is currently Chairman of InvoCare Limited (since 8 March 2001) and Australian Oil Limited (since 2 May 2005) and a director of McGuigan Simeon Wines Limited (since 20 November 1991) and Reckon Limited (since 17 August 2004). Ian was previously a director of MIA Group Limited (between 27 October 2003 and 30 September 2004).

His experience is essentially concerned with understanding the financial and other issues confronting companies which require turnaround management, analysing those issues and implementing policies and strategies which lead to a successful rehabilitation. Ian has significant experience in property and development, tourism, manufacturing, retail, hospitality and hotels, infrastructure and aviation and service industries.

Resolution 3: Re-election of Director

In order to comply with the Listing Rules and the Constitution, Mr James Sloman is required to retire from the office of director of MGM at the conclusion of the meetings (having been appointed to fill a casual vacancy on the board of MGM since the last annual general meeting of MGM). Mr Sloman is eligible to be re-elected as director of MGM and offers himself for re-election.

Mr James Sloman, OAM
Independent Director
James was appointed to the Board on 1 February 2006 and is a member of the Risk and Compliance Committee.

James has over 30 years of experience in the building and construction industries in Australia and overseas, including experience with Sir Robert McAlpine & Sons in London and Lend Lease Corporation in Australia and as Deputy Chief Executive and Chief Operating Officer of the Sydney Organising Committee for the Olympic Games ("SOCOG") from 1997 to 2001. He is currently the Chief Executive Officer and a director of MI Associates Pty Limited, a company established by him and comprising some of the leading members of the former SOCOG senior management team. MI Associates has recently commenced work with the London Organising Committee for the Olympic Games following its work on London's winning bid for the 2012 Olympic Games. With his range of experience, James brings significant expertise to Macquarie Goodman Group.

Resolution 4: Adoption of Remuneration Report

The Remuneration Report that commences on page 38 of the Annual Report:

(a) explains the Board's policies in relation to the nature and level of remuneration paid to directors and senior executives within Macquarie Goodman Group;

(b) discusses the link between the Board's policies and Macquarie Goodman Group's performance;

(c) provides a detailed summary of performance conditions, explaining why they were chosen and how performance is measured against them;

(d) sets out remuneration details for each director and for each relevant member of Macquarie Goodman Group's senior executive team; and

(e) makes clear that the basis for remunerating non-executive directors is distinct from the basis for remunerating executives, including executive directors.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the meetings.

Resolution 5: Approval for the proposed issue of Securities to underwriters of the DRP

The DRP allows Securityholders to invest cash distributions in additional Securities without incurring brokerage or other costs, at a discount determined by MGM and MGFM.

Macquarie Goodman Group may choose to enter into agreements to have the DRP underwritten for the distribution periods between 1 October 2006 and 31 December 2007.

Regulatory Requirements

Listing Rule 7.1 provides that Macquarie Goodman Group must not issue or agree to issue more than 15% of its issued capital in any 12 month period without Securityholder approval. Further, ASIC Class Order 05/26 provides relief from the requirement under section 601GA(1)(a) of the Corporations Act to enable Securities to be issued, without Securityholder approval, at a price determined by the responsible entity, provided the issue, together with any issues of Securities up to one year previously, would not comprise more than 15% of the Securities of the same class on issue after the issue is included and provided the discount to the current market price of Securities is not more than 10%.

MGM and MGFM seek approval for the issue of Securities to an underwriter of the DRP. The effect of the approval would be that the issue of Securities would not be counted in determining whether any further issues of Securities would breach the 15% limit under Listing Rule 7.1 or the 15% limit under the relevant ASIC Instrument.

Listing Rule 7.1 only requires the approval to be given by an ordinary resolution of Securityholders. However, the relevant ASIC Instrument requires that Securityholders who hold at least 25% in value of the issued Securities vote on the question (whether in person or by proxy) and that Securityholders with at least 75% in value of the Securities represented by the Securityholders who vote on the question (in person or by proxy) vote in favour of the resolution.

For the purposes of the Listing Rules, those who may participate as an underwriter or be procured to participate as an underwriter are excluded from voting on Resolution 5.

For the purposes of ASIC Class Order 05/26, persons who may participate in underwriting the DRP or who will hold any interest in Securities for the benefit of another person who may obtain beneficial ownership of any of the Securities that are issued as a result of the underwriting, are not entitled to vote.

These voting exclusion tests are different and they may be applied separately to the results of voting to determine if a particular resolution has been passed for a particular purpose.

Other information about the manner of voting, and voting entitlements and exclusions, is set out above in the Notice of Meetings under Resolution 5.

At the Annual General Meeting of MGM and General Meeting of MGI held in November 2005, Securityholders passed a resolution to approve the issue of Securities to an underwriter for the distribution periods from 1 October 2005 to 30 September 2006. MGM and MGFM now propose a similar resolution. If passed, the resolution will give Macquarie Goodman Group the flexibility to maximise the amount of capital that can be raised in the distribution periods from 1 October 2006 to 31 December 2007 without further Securityholder approval.

The maximum number of Securities to be issued to the underwriter, or persons procured by the underwriter, will be the total number of Securities which could be issued under the DRP, minus the actual number of Securities taken up by Securityholders under the DRP. The total number of Securities that could be issued is the sum of each Securityholder's maximum entitlement under the DRP if all Securityholders participated fully. The formula to determine each Securityholder's entitlement is set out in the rules of the DRP and the maximum entitlement for each Securityholder is calculated as follows (rounded down to the nearest whole number):

$$\frac{D - T + R}{C}$$

where:

D represents the amount of the distribution to which the Securityholder is entitled in respect of each Security of the relevant class;

T represents the amount of the withholding tax, income tax or any other tax required to be deducted and withheld in respect of distributions attributable to each Security;

R represents the residual positive balance carried forward in the Securityholder's plan account; and

C represents the issue price of Securities pursuant to the DRP (refer below).

The issue price of the Securities to be issued to the underwriter, or the persons procured by the underwriter, will be the same as the issue price of the Securities to the Securityholders pursuant to the DRP. The DRP states that Securities are to be issued under the DRP at the average of the daily volume weighted average price of all sales of Securities recorded on the ASX during the first 10 trading days following the trading day after the record date in respect of the relevant distribution, less any discount (not exceeding 10%), if any, determined by MGM and MGFM from time to time. If MGM and MGFM believe that this calculation does not provide a fair reflection of the market price of the Securities during this period, the market price may be determined by an independent expert.

Listing Rule 7.3 requires the Notice of Meetings to include the following specific information in relation to the issue of Securities:

The formula for calculating the maximum number of Stapled Securities to be issued to underwriters of the DRP	The sum of each Securityholder's entitlement (as set out in the formula above) minus the number of Securities that are actually taken up by Securityholders.
The date by which MGM/MGFM will issue the Securities	No later than five business days after the date that Securities are issued to participants in the DRP in connection with the distribution periods between 1 October 2006 and 31 December 2007.
The issue price of the Securities	The issue price of the Securities will be the same as the issue price of the Securities to Securityholders under the DRP, as explained above.
The basis upon which allottees will be determined	The underwriter of the DRP who has entered into an underwriting agreement with MGM/MGFM and their sub-underwriters and nominees.



Resolution 5: Approval for the proposed issue of Securities to underwriters of the DRP (cont)

Terms of the Securities	The proposed Securities to be issued will rank equally with all other fully paid Securities from the date of their issue.
The intended use of the funds raised	Debt retirement, development projects or property, corporate or business acquisitions.
The date of allotment	Same day as date of issue, see above.

Resolution 6: Issue of Securities to Mr Gregory Goodman

Background
Since the merger between MGM and MGI, the ESAP has been used as a long-term incentive scheme for executives of Macquarie Goodman Group.

Macquarie Goodman Group introduced the ESAP at the time of the merger in February 2005 to provide the same economic effect for executives as share options without the adverse fringe benefit tax implications which applied to the issue of options over Securities at that time. Under the ESAP, loans are made to executives to acquire Securities on the basis of the current weighted Security price, but the executive receives no benefit from holding the Securities unless performance hurdles and tenure requirements are met. This is achieved by:

(a) imposing restrictions on the Securities, so that they cannot be traded or dealt with in any way during the restriction period;

(b) requiring executives to apply part of the distributions received on Securities to repay interest and principal of the loan so they only retain sufficient cash to meet their tax liability on the distribution; and

(c) requiring executives to forfeit Securities if the performance hurdles or tenure requirements are not met.

Mr Gregory Goodman, the only executive director of Macquarie Goodman Group, is entitled to participate in the ESAP. It is not Macquarie Goodman Group's policy to make offers of participation in the ESAP to non-executive directors.

At the Annual General Meeting held in November 2005, Securityholders approved the issue of $8,000,000 of Securities to Mr Gregory Goodman under the ESAP. As a result, 1,955,990 Securities were issued on 21 November 2005 at $4.09 per Security. There have been no issues under the ESAP to any other director since that Annual General Meeting.

As announced in June 2006, it is intended to issue 2,000,000 Securities to Mr Gregory Goodman under the ESAP. Securityholder approval is required before any Securities can be issued to Mr Goodman.

Reasons for Approval
Listing Rule 10.14 requires Securityholder approval by ordinary resolution for the issue of Securities to a director under the ESAP.

Under section 208 of the Corporations Act, MGM may only give a financial benefit to a related party (such as a director of MGM) if this is approved by an ordinary resolution of Securityholders. MGM proposes to give financial benefits to Mr Gregory Goodman in the form of a limited recourse loan under the ESAP.

Under section 200B of the Corporations Act, a company may only give a person a benefit above a prescribed formula in connection with their ceasing to hold a board or managerial office in the company or a related body corporate if it is approved by shareholders or an exemption applies. Accordingly, approval is also sought for any benefit which Mr Gregory Goodman may receive under the ESAP upon cessation of employment with Macquarie Goodman Group. Benefits may include the release of transfer restrictions on Securities or the waiver of loans under the ESAP if, for example, Mr Goodman is totally or permanently disabled.

Group Chief Executive Officer's Remuneration
Details of Mr Gregory Goodman's 2006 financial year remuneration are outlined below. To summarise, Mr Goodman's 2006 remuneration comprised:

Salary including superannuation	$600,000
Other	$11,278
Bonus	$2,100,000
Subtotal	$2,711,278
ESAP (approved November 2005)	$917,302
Total	$3,628,580

Mr Gregory Goodman's remuneration is made up of three key components:

(a) Fixed Remuneration: Based on market-place benchmarks and calculated on a total cost basis.

(b) Short-term Incentive: The Group Chief Executive Officer is entitled to between 15% and 20% of the total Macquarie Goodman Group bonus pool. The first $50,000 in respect of the year ended 30 June 2006 and $100,000 in respect of the year ending 30 June 2007 of any bonus will be paid in cash with the remainder to be paid fortnightly over a period of three years, subject to the Group Chief Executive Officer remaining as an employee as well as certain conditions being met in the Group Chief Executive Officer's service agreement.

(c) Long-term Incentive: Delivered through the ESAP, as noted above and as further outlined below.

Mr Goodman's 2007 financial year remuneration will be determined in accordance with the Remuneration Report on page 38 and following of the Annual Report.

Number and Issue Price of Securities
Macquarie Goodman Group proposes to offer 2,000,000 Securities to Mr Gregory Goodman under the terms of the ESAP. The Securities that Macquarie Goodman Group proposes to issue under the ESAP will rank equally with those trading on ASX at the time of issue. The issue price of $5.24 is the same price as that at which other Australian employees were issued Securities in the 2006 offer made under the ESAP on 31 May 2006 in accordance with Macquarie Goodman Group's remuneration policy. This price was calculated as the weighted average price per Security on the ASX (excluding any special crossings) for the period of 10 trading days immediately prior to the date of the offer made to Australian employees (whether or not a sale was recorded on any particular day), and was the agreed price for the issue of the 2,000,000 Securities to Mr Goodman as announced on 14 June 2006 (following acceptance of the offer by Mr Goodman).

Resolution 6: Issue of Securities to Mr Gregory Goodman (cont)

Loan

Under the terms of the ESAP, Mr Gregory Goodman is entitled to be provided with a loan (with a term of up to six years) to acquire the Securities. Recourse to Mr Goodman is limited to the value of the Securities held under the ESAP. The loan will bear interest at Macquarie Goodman Group's weighted average cost of debt, which was charged in September at 6.32%, and is adjusted quarterly. After tax distributions received on the Securities must be applied in the payment of interest and principal on the loan.

The limited recourse nature of the loan means that there is a risk that Macquarie Goodman Group may incur a loss if the value of the Securities is less than the balance of the loan. There are no adverse fringe benefits tax or income tax consequences of acquiring Securities under the ESAP. It is expected that fringe benefits tax would not apply to loans made under ESAP.

Performance Conditions

The Securities held under the ESAP will be restricted for periods of approximately three to six years with one third of the securities becoming unrestricted on 31 December 2008, one third becoming unrestricted on 31 December 2009 and the final third becoming unrestricted on 31 December 2010. The offer is further subject to:

(a) Mr Gregory Goodman remaining as an employee of Macquarie Goodman Group; and

(b) Macquarie Goodman Group achieving return on equity targets on average greater than 12% per annum over the period of the offer.

Valuation

Based on independent advice at the time of the offer, the directors of Macquarie Goodman Group estimated that the value to be provided to Mr Gregory Goodman in respect of his participation in the ESAP is $1,060,000 (or $0.53 per Security assuming 2,000,000 Securities issued at $5.24 each).

The key factors which are relevant to that valuation are:

(a) the price at which Securities are issued;

(b) after tax distributions received on the Securities, which are used to pay interest on the loan and reduce the outstanding loan made in respect of those Securities; and

(c) the likelihood of the performance hurdles outlined above being met.

For the purposes of the valuation of the benefits, the following assumptions were made:

(a) distributions will grow at 6% each year; and

(b) there will be no change to applicable tax rates.

On 6 October 2006, the closing price of Securities on ASX was $6.72, being the highest closing price of Securities in the 12 months preceeding that date. The lowest price of Securities in the 12-month period was $4.00 on 7 October 2005.

The actual value of benefits received by Mr Gregory Goodman under the ESAP are likely to differ from the estimate above and will depend on various matters such as the interest rate charged under the loan and the financial performance of Macquarie Goodman Group.

The directors of Macquarie Goodman Group do not believe that Macquarie Goodman Group will incur any opportunity cost or forego any benefit by issuing Securities under the ESAP or making the loan for which it will not be adequately compensated if the performance hurdles described above are met.

The dilution effect of issue of Securities will be immaterial and any funds received on repayment of the loan will be employed for the general working capital requirement of Macquarie Goodman Group.

Issue Date

The Securities will be issued to Mr Gregory Goodman no later than 15 November 2007 but are expected to be issued shortly after Securityholder approval. The Securities issued under the ESAP are restricted for three to five years subject to the satisfaction of performance hurdles as described above.

Recommendation

The directors of Macquarie Goodman Group (other than Mr Gregory Goodman who has a direct interest and abstained from consideration of the matter) believe that the issue of Securities on the terms above is an appropriate equity-based incentive for this executive director, having regard to Mr Goodman's responsibilities and commitment. Participation in the ESAP by Mr Goodman is also, in the directors' opinion, an important remuneration strategy and is intended to align the interests of Mr Goodman with the performance of Macquarie Goodman Group.

Accordingly, the directors of Macquarie Goodman Group (other than Mr Gregory Goodman who has a direct interest in the outcome of the resolution as outlined above) unanimously recommend that Securityholders vote in favour of Resolution 6.

Resolution 7: Approval for increasing the directors' fee pool

In accordance with Listing Rule 10.17, Securityholders are being asked to approve an increase in the maximum aggregate sum which may be paid as non-executive directors' fees of $1,550,000 to $2,500,000 per annum.

Since the directors' remuneration was last approved at the time of stapling on 9 February 2005, Macquarie Goodman Group's:

(a) operations have increased from three countries to 15 countries (with seven denominated currencies) and from approximately 190 employees to 850 employees;

(b) total distributions for the consolidated group have increased by 32% from $311 million for the year ended 30 June 2005 to $410 million for the year ended 30 June 2006;

(c) assets under management have increased by 483% from $5.9 billion to $28.5 billion as at 30 June 2006; and

(d) market capitalisation has grown from approximately $5.2 billion with a security price of $4.17 to approximately $11.0 billion with a security price of $6.72 as at 6 October 2006.



Resolution 7: Approval for increasing the directors' fee pool (cont)

The proposed increase will:

(a) allow Macquarie Goodman Group to offer remuneration to non-executive directors at rates which are comparable with those offered by other companies of similar size and global reach;

(b) allow for some growth in remuneration of non-executive directors over time to reflect movements in the remuneration market and the increasing responsibilities that accompany the continued growth and global nature of Macquarie Goodman Group's operations;

(c) allow for an arm's length fee payable to Mr David Clarke for the duties and responsibilities he will undertake in his role as non- executive Chairman; and

(d) provide the Board with the flexibility to appoint additional independent non-executive directors in the future, should that be deemed appropriate.

The structure of Macquarie Goodman Group's remuneration of non-executive directors comprises a base fee with additional amounts paid for committee membership, chairing of committees and the Board, along with per diem allowances for due diligence and special projects. The Board's policy is to remunerate non-executive directors at market rates for comparable companies taking into account the time, commitment and responsibilities involved. Where considered appropriate, external advice on market rates is taken.

The Board has obtained external advice from remuneration consultants on levels of and movements in non-executive director remuneration for comparable companies in the market, and has set the remuneration intended to be paid to non-executive directors of Macquarie Goodman Group on this basis. If approved, remuneration rates would be effective from 1 July 2006.

Non-executive directors of Macquarie Goodman Group are required to apply 25% of their after tax remuneration to the on-market purchase of Securities until the value of the Securities held by the director equals the equivalent value of two years of fees for that director.

In addition to the increasingly global nature of Macquarie Goodman Group's business and the added duties and responsibilities this brings to directors, since 2000 there have been expanding demands on directors of listed entities under the law, by regulators and through community expectations. Partly in response to these demands and in accordance with movements in best practice corporate governance, the responsibilities and time commitment of non-executive directors have grown considerably over this time. Macquarie Goodman Group considers it essential that it has the resources available to attract and retain the highest quality candidates for Board positions.

Recommendation

With non-executive directors noting their interests in the matter, the Board unanimously recommends that Securityholders approve the increase in the non-executive directors' fee pool.

Disclosure of directors' remuneration will continue to be made to Securityholders in each annual report of Macquarie Goodman Group in accordance with applicable legal and ASX requirements.

Resolution 8: Approval for the future issue of options under the EOP

As described in respect of Resolution 5, Listing Rule 7.1 restricts Macquarie Goodman Group from issuing or agreeing to issue more than 15% of its issued capital in any 12 month period without Securityholder approval.

Listing Rule 7.2 provides an exemption from this rule where the securities to be issued are securities under an employee incentive scheme that has been approved by Securityholders within three years before the issue of the securities.

The EOP was last approved for the purposes of Listing Rule 7.1 in 1999 by shareholders of MGM in respect of issues of options in the three years to 2002.

While it was initially intended that the EOP would be phased out post the 2005 merger, in light of the increasingly global nature of Macquarie Goodman Group's business, the granting of options has become a more effective means by which to remunerate overseas executives of Macquarie Goodman Group.

Additionally, following the announcement by the Australian government in the 2006-07 Budget on 9 May 2006 to extend the concessional tax rules currently applying to shares issued under employee share schemes to such shares forming part of a stapled arrangement, it is also proposed that, subject to the tax changes being implemented, options over Securities be issued to executives resident in Australia under the EOP in the next three years as an appropriate remuneration tool for Australian-resident executives of Macquarie Goodman Group.

The Listing Rules provide an exception from the 15% limit for new issues in connection with employee remuneration schemes that have been approved by Securityholders. It is expected that Macquarie Goodman Group will use a combination of the ESAP (approved in 2005) and the EOP. Consequently, Securityholder approval is now sought for the issue of options to executives in the next three years under the EOP for the purposes of Listing Rule 7.1 so that the number of Securities issued to executives under the EOP will not be counted in determining whether any further issues of Securities in the next 12 months would breach the 15% limit under Listing Rule 7.1. This will enable Macquarie Goodman Group to maintain flexibility to raise funds in the future.

In accordance with Listing Rule 7.2, a summary of the terms of the EOP are detailed below:

(a) each option is exercisable into one Security ranking equally with all existing Securities at an exercise price equal to the weighted average market price of Securities in the 10 trading days prior to the date of the offer;

(b) exercise of the options is conditional on Macquarie Goodman Group achieving growth in return of equity per Security equal to or in excess of 12% per annum over the period of the option; and

Resolution 8: Approval for the future issue of options under the EOP (cont)

(c) options have vesting periods of up to three, four and five years and may be exercised prior to their expiry six years after the date of issue unless one of the following events occurs before this date:

(i) the participant ceases to be employed by Macquarie Goodman Group or retires, becomes redundant or permanently disabled;

(ii) the participant has committed fraud or other serious act of misconduct;

(iii) a takeover, scheme of arrangement or reconstruction affects Macquarie Goodman Group; or

(iv) the Board determines that there are circumstances which will or could result in significant changes to the structure or control of Macquarie Goodman Group which may adversely affect the rights of optionholders,

in respect of which events the options will lapse on a specified date in accordance with the terms of the EOP.

Under the terms of the EOP, the directors may, subject to the Listing Rules, amend the rules of the EOP (for example, to address or take advantage of regulatory or tax positions in Australia or overseas).

Since the merger of MGM and MGI, the following options have been issued under the EOP:

(a) 5,527,945 options with a $4.09 exercise price pursuant to the offer on 20 October 2005;

(b) 15,000,000 options with a $4.29 exercise price pursuant to the offer on 9 December 2005; and

(c) 3,876,000 options with a $5.24 exercise price pursuant to the offer on 31 May 2006.

Further, an additional 11,347,500 options with a $6.35 exercise price were offered on 25 September 2006 subject to certain conditions and acceptance and are expected to be issued after the date of the meetings such that they would fall within the terms of this approval on issue.



Resolution 9: Ratification of options previously issued under the EOP

Under Listing Rule 7.4, an issue of Securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purpose of Listing Rule 7.1 (described above) if the number of Securities issued did not exceed 15% of the number of Securities on issue at the commencement of the 12 month period and holders of ordinary Securities subsequently approve the issue.

Macquarie Goodman Group seeks subsequent approval under Listing Rule 7.4 for the issue of options to executives under the EOP in the 12 months prior to the date of these meetings, during which time 18,876,000 options have been issued. The Securities underlying the 18,876,000 options issued under the EOP equate to approximately 1.15% of the number of Securities on issue. As the issue of these options did not breach the 15% threshold, the effect of the approval would be that the 18,876,000 options will not be counted in determining whether any further issues of Securities in the relevant 12 month period would breach the 15% limit under Listing Rule 7.1. Macquarie Goodman Group seeks approval from Securityholders for the options issued under the EOP in the 12 months prior to the date of the meetings in order to maintain the flexibility to raise funds by maximising the numbers of Securities that may be issued.

Details relating to these previous issues are as follows:

Number of options issued in the 12 months prior to the date of the meetings	18,876,000
Price at which the options were issued	Nil
Terms of the options	Options have an exercise price equal to the weighted average market price of Securities in the 10 trading days immediately prior to the date of their offer, being: (a) $4.29 for the options offered on 9 December 2005; and (b) $5.24 for the options offered on 31 May 2006. Options are exercisable in three tranches subject to performance hurdles being met. Each option is exercisable into one Security ranking equally with all existing Securities.
Names of optionholders or the basis on which optionholders were determined	Employees of Macquarie Goodman Group selected by the Board as eligible to receive options under the EOP.
Use or intended use of the funds raised	Long-term incentive scheme.

Questions from Securityholders

Please use this form to submit any questions concerning the Audit Report in the Macquarie Goodman Group Annual Report 2006 that you would like the external auditor, KPMG, to respond to at the meetings and return it in the business reply envelope provided or fax it to +61 8 8236 2305. Please note that written questions for KPMG must be received no later than 5:00 pm (Sydney time) on 9 November 2006.

A response to these questions will be provided at the meetings.

You will be able to view the webcast of the meetings at www.macquariegoodman.com shortly after the meetings conclude. Written answers tabled at the meetings will be made available at Macquarie Goodman Group's website as soon as practicable after the meetings.

Securityholder's name ______________________________

Address ______________________________

____

____

Security Reference Number (SRN) or Holder Identification Number (HIN) ______________________________

Question(s)

1. ______________________________

____

____

____

2. ______________________________

____

____

____

3. ______________________________

____

____

____

4. ______________________________

____

____

____

Macquarie Goodman

Macquarie Goodman

RECEIVED

2007 AUG -8 A 11:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MACQUARIE

18 October 2006

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MGQ")
DISTRIBUTION REINVESTMENT PLAN ("DRP")

Further to our announcement of 21 September 2006 in relation to MGQ's distribution for the quarter ended 30 September 2006, we confirm that securities under the DRP will be issued at $6.5443.

These new securities will be issued at the acquisition price being the average of the daily volume weighted average price of all sales of securities recorded on Australian Stock Exchange ("ASX") for each of the ASX trading days from 3 October 2006 to 16 October 2006 inclusive, less a discount of 2%.

Yours faithfully

Carolyn Scobie
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone (02) 9230 7400
Facsimile (02) 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

RECEIVED
2007 AUG -8 A 4: 3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12 October 2006

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")
RESIGNATION OF JOINT COMPANY SECRETARY

Mark Alley has today resigned as Joint Company Secretary of Macquarie Goodman Group.

Macquarie Goodman thanks Mr Alley for his contribution to the growth and development of the group.

Yours faithfully

Carolyn Scobie
Company Secretary

Macquarie Goodman

MACQUARIE

4 October 2006

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")
AMENDMENT TO APPENDIX 3B

We refer to Macquarie Goodman's Appendix 3B released on 29 September 2006 noting the further issue of 1,000,000 stapled securities.

By way of amendment, please note that the issue price for consideration is $6.25 per stapled security and not $6.28 as stated.

Please do not hesitate to contact the undersigned if you have any queries.

Yours faithfully

Carolyn Scobie
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

29 September 2006

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MGQ")
DATE OF AGM

The Annual General Meeting of Securityholders of Macquarie Goodman Group will be held at 10.30 am on 16 November 2006 at Sheraton on the Park, 161 Elizabeth Street, Sydney. The Notice of Meeting will be issued in due course.

Yours faithfully

Carolyn Scobie
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone (02) 9230 7400
Facsimile (02) 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Goodman Group

ACN

Macquarie Goodman Management Limited ACN 000 123 071
Macquarie Goodman Industrial Trust ARSN 091 213 839

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary stapled securities

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The units referred to herein rank pari passu with the existing ordinary securities of Macquarie Goodman Group (MGQ).
5	Issue price or consideration	$6.28 per stapled security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1,000,000 ordinary MGQ stapled securities to be issued under an Employee Securities Acquisition Plan approved on 25 January 2005.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 September 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,636,449,309	Ordinary Stapled Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Not applicable	Not applicable

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Refer to section 4 above

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Company Secretary) 29 September 2006

Print name: Carolyn Scobie

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Goodman

RECEIVED

27 September 2006

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")
ISSUE OF SECURITIES

We wish to advise of an offer of securities pursuant to Listing Rule 3.10.3 and note the following:

1. Class of Securities

Options to overseas staff pursuant to an Executive Option Plan approved by Shareholders on 14 September 1999 as amended.

2. Number of Securities

The offer is in respect of 11,347,500 options and their issue is subject to acceptance and, in some cases, is conditional on obtaining regulatory relief.

3. Principal terms of the Security Offers

(a) The principal terms of the options offer are:

- The exercise price of $6.35 is the volume weighted average market price of Macquarie Goodman stapled securities in the 10 trading days immediately prior to the date of the offer on 25 September 2006.
- The options may only be exercised if Macquarie Goodman achieves return on equity targets on average greater than 12% per annum (compounded) over the period of the offer. Further, the employee must generally be an employee of Macquarie Goodman at the time of the exercise.
- If the above hurdle has been met then the options are exercisable in three tranches as follows:

First Exercise Date	Last Exercise Date
30 September 2009	30 September 2012
30 September 2010	30 September 2012
30 September 2011	30 September 2012

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

4. Issue Price

Nil on issue of options.

5. Purpose of the Issue

Remuneration of overseas staff.

6. Security Holder Approval

Securityholder approval for the issue of options is not required. However, Securityholder approval may be sought at the next Annual General Meeting so that the issue of the options does not count towards the 15% limit under Listing Rule 7.1.

Please do not hesitate to contact the undersigned if you have any queries.

Yours faithfully

Carolyn Scobie
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Goodman Group

ACN

Macquarie Goodman Management Limited ACN 000 123 071 Macquarie Goodman Industrial Trust ARSN 091 213 839

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	100,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary stapled securities

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The stapled securities referred to herein rank pari passu with the existing ordinary securities of Macquarie Goodman Group (MGQ).
5	Issue price or consideration	$3.1714 per stapled security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	100,000 stapled securities issued pursuant to the Executive Option Plan approved by Shareholders of the Company on 14 September 1999.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 September 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,635,449,309	Ordinary Stapled Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Not applicable	Not applicable

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Refer to section 4 above

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Company Secretary) 26 September 2006

Print name: Carolyn Scobie

+ See chapter 19 for defined terms.

Macquarie Goodman

MACQUARIE

21 September 2006

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Macquarie Goodman Group ("MGQ")
Distribution for the Quarter ended 30 September 2006

In accordance with ASX Listing Rules 3.20 and 6.24, we advise as follows:

1. It is anticipated that MGQ's September 2006 distribution will be 7.875 cents per security. The rate of the distribution will be confirmed on the date the distribution is paid to Securityholders which is scheduled for the distribution payment date of 9 November 2006.

2. The security register of MGQ will be closed at 5:00 pm on Friday, 29 September 2006 for the purpose of determining the entitlement to the distribution of income for the quarter ending 30 September 2006. Ex-distribution quotation will occur on 25 September 2006.

3. Registrable transfers received by 5:00 pm on 29 September 2006 if paper-based or by End of Day on that date if transmitted electronically, will be registered before entitlements to the distribution are determined. Registrable transfers will be accepted for registration at MGQ's Security Registrar, Computershare Investor Services Pty Limited, Level 5, 115 Grenfell Street, Adelaide, SA, 5000.

4. Securities under the Distribution Reinvestment Plan ("DRP") will be allotted based on the average of the daily volume weighted average price of all sales of MGQ ordinary securities recorded on the ASX for each of the first 10 ASX Trading Days following the ASX Trading Day after the record date in respect of the relevant distribution, less a discount of 2% ("Pricing Period"). The issue price will be confirmed as soon as practicable after the Pricing Period. The last date for receipt of DRP applications and notices of variation is the record date of 30 June 2006 for the forthcoming distribution. MGQ's DRP for the quarter ending 30 September 2006 will not be underwritten.

Please do not hesitate to contact the undersigned if you require further information.

Yours faithfully

Carolyn Scobie
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

RECEIVED

2007 AUG -8 A ASX Release – Macquarie Goodman Group ("Macquarie Goodman")

Macquarie Goodman makes $432 million logistics and office park acquisition in the UK

Date: 21 September 2006
Release: Immediate

Macquarie Goodman is pleased to announce that it has acquired a portfolio of logistics and office park properties in the United Kingdom, for $431.8 million (£179.4 million) from Kuwait Finance House.

The portfolio consists of eight prime single fully leased properties including three office park assets comprising 46% of the value and five logistics properties accounting for 54%. The assets are located in key strategic locations in the South East, South West, Midlands and the North of the UK. The portfolio reflects an initial yield of 5.6% (inclusive of acquisition costs) with a weighted average lease term of 9.9 years.

The logistics portfolio comprises five modern single tenanted assets containing 90,293 sqm with a total value of $235.0 million (£97.9 million). This portfolio has a weighted average lease term of 9.8 years and is underpinned by leading companies such as Unilever, General Electric and Wincanton Holdings.

The office park portfolio comprises three "Grade A" single tenanted assets containing 15,564 sqm and high car park ratios with a value of $196.8 million (£81.5 million). This portfolio has a weighted average lease term of 10.3 years and is underpinned by leading companies including General Electric, Apple Computers and LogicaCMG.

The acquisition is to be funded by debt but is not expected to materially alter market consensus earnings per share in the near term.

Chief Executive Officer of Macquarie Goodman, Gregory Goodman, said, "This transaction is consistent with the strategy indicated at the time of the establishment of the European funds management platform, which was to combine the local expertise in property and funds management with the global capability and balance sheet of Macquarie Goodman.

"This is a good opportunity to acquire a high quality portfolio of office park and logistics assets in the tightly held UK property market. The portfolio provides us with a further base to promote our funds management initiatives in the UK."

For further information, please contact Macquarie Goodman:

Gregory Goodman
Chief Executive Officer
+61 2 9230 7400

asx release

Macquarie Goodman

MACQUARIE

About Macquarie Goodman Group ("Macquarie Goodman")

1. Macquarie Goodman (ASX code: MGQ) is a publicly listed, integrated property group that focuses on the ownership, management and development of industrial property and business space throughout Asia Pacific and Europe, backed by a dedicated team of over 850 property professionals.

2. As at 30 June 2006, the Group had $18.9 billion of business space assets under management and total assets under management of $28.5 billion.

3. As at 20 September 2006, Macquarie Goodman had a market capitalisation of approximately $10.5 billion, making it the largest industrial property group listed on Australian Stock Exchange and one of the largest globally.

4. Macquarie Goodman's proven Customer Service Model is the foundation of its business. It is designed to identify the diverse property requirements of customers through the delivery of a complete range of industrial property and business space products and in-house property services.

5. In December 2005, Arlington Securities Ltd ("Arlington") was acquired by Macquarie Goodman. Arlington is one of Europe's leading investment management and property services businesses operating across the United Kingdom, European and international markets. It is one of the largest property investment managers in Europe with £8 billion (€11.6 billion) of assets under management.

6. Macquarie Goodman's further acquisition of European logistics property developer, Eurinpro International SA ("Eurinpro") in May 2006, has provided Arlington with greater access to an extensive development pipeline. Eurinpro is a leading developer of tailor made logistics property having developed over £850million (€1.2 billion) of projects across Europe. It has over 90 staff and 425,000 sqm of projects currently under development.

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/Media Release

MACQUARIE BANK EXPECTS STRONG INCREASE IN FIRST HALF PROFIT

19 September 2006 – Macquarie Bank Deputy Managing Director, Mr Richard Sheppard, said today the Bank expects net profit for the six months ending 30 September 2006 to be strongly up on the prior corresponding period.

Speaking ahead of investor meetings beginning later this week in the USA, Canada and Scotland, Mr Sheppard said the final result for the six months ending 30 September 2006 is still uncertain and will be dependent on market conditions and the extent of the successful completion of major transactions on, or before, 30 September 2006.

"Given those qualifying statements, however, we expect at least a 20% increase in net profit on the prior corresponding period, excluding the realisation of the Bank's holding in the Macquarie Goodman Group (MGQ). Including the MGQ realisation, the net profit increase is expected to be at least 40%," he said.

"While it is too early to provide further guidance on the net profit for the 2nd half, we expect that, as previously indicated, the full year profit for the twelve months ending 31 March 2007 will be up on the prior year, subject to market conditions," added Mr Sheppard.

In the Bank's previous guidance provided to the Annual General Meeting in July 2006, Mr Sheppard said the Bank had advised that equity market sentiment had deteriorated globally and had the potential to negatively impact many of the Bank's businesses, if sustained. Mr Sheppard noted, however, that market conditions have held up well during the period.

Mr Sheppard today reiterated the Bank's AGM guidance for the full year ending 31 March 2007; namely, that subject to market conditions, the Bank expects:

- An increase in transaction levels

- Most trading businesses will benefit from geographic and product expansion but Asian market conditions may continue to negatively impact equity derivatives
- Substantial raisings – unlisted international specialist funds
- Performance fees at current relative prices will not be material
- Asset disposals may be a swing factor

Expected highlights of the half-year result

Mr Sheppard said the contribution to profit from all of the Bank's operating Groups for the first half is expected to be up on the prior corresponding period.

"The first half result will benefit from previously announced realisations – Dyno Nobel, oil and gas assets and the Macquarie Goodman Group (MGQ)," he said.

Mr Sheppard noted that the Bank expected the tax rate to be lower than the prior corresponding period due to offshore tax rate differentials.

He said the Bank expected to continue to benefit from staff growth and increases in market share.

Update on the proposed Non-Operating Holding Company (NOHC) structure

At the Annual General Meeting in July the Bank announced it was outgrowing the conventional banking regulatory model.

Mr Sheppard said the Bank's diverse international businesses were now growing faster than its domestic banking business, and a significant portion of the Bank's businesses were not strictly banking in nature. Existing commercial banking regulations do not readily accommodate this growth in the non-banking businesses.

"We have announced that we are examining the establishment of a NOHC, which would own both banking and non-banking businesses. Other Australian banks are also examining such structures," said Mr Sheppard.

"We are in ongoing discussions with the Australian Prudential Regulation Authority and propose to make a formal submission by the end of September 2006. We expect to provide further information about the restructure in November 2006," he said.

For further information, please contact:

Matthew Russell, Public Relations Macquarie Bank	Tel: +612 8232 4102
Erica Sibree, Investor Relations Macquarie Bank	Tel: +612 8232 5008

Macquarie Goodman

MACQUARIE

RECEIVED

2006 AUG -8 A 10:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

8 September 2006

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")
PROPOSED ISSUE OF SECURITIES ON CONVERSION OF RESET PREFERENCE UNITS ("REPS")

Macquarie Goodman Funds Management Limited as the Responsible Entity of Macquarie Goodman Capital Trust ("MGA") today published a Responsible Entity Conversion Notice to convert all RePS on issue to Macquarie Goodman Stapled Securities.

In accordance with the requirements of the Listing Rules, Macquarie Goodman provides the following information in relation to the proposed issue of Macquarie Goodman Stapled Securities:

→ the issue date will be 30 October 2006;
→ subject to the RePS terms, Macquarie Goodman will issue 10,539,109 Stapled Securities to convert all 307,004 RePS on issue;*
→ the issue price per Stapled Security will be $2.913;*
→ the new securities will rank equally with existing securities on issue;
→ Macquarie Goodman will issue Stapled Securities to holders of RePS on the Conversion Date for the purpose of satisfying its obligations under the RePS Terms on conversion; and
→ the issue does not require securityholder approval.

* Under the terms of the RePS, unless the Conversion VWAP of Macquarie Goodman Stapled Securities falls below $3.00 per Stapled Security, 34.3289 Stapled Securities will be issued for each $100 face value of the RePS. If the Conversion VWAP falls below $3.00, the number of Stapled Securities issued on conversion of each RePS will equal $100 / (Conversion VWAP x 97%) and the issue price will vary accordingly.

Following the conversion of the RePS, Macquarie Goodman will apply to Australian Stock Exchange to de-list MGA.

Please do not hesitate to contact the undersigned if you have any queries.

Yours faithfully

Carolyn Scobie
Company Secretary

enc

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Goodman Group

ACN

Macquarie Goodman Management Limited ACN 000 123 071 Macquarie Goodman Industrial Trust ARSN 091 213 839

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary stapled securities

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The stapled securities referred to herein rank pari passu with the existing ordinary securities of Macquarie Goodman Group (MGQ).
5	Issue price or consideration	$4.09 per stapled security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	10,000 stapled securities issued pursuant to the Executive Option Plan approved by Shareholders of the Company on 14 September 1999.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 September 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,635,349,309	Ordinary Stapled Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Not applicable	Not applicable

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Refer to section 4 above

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Company Secretary) 8 September 2006

Print name: Carolyn Scobie

+ See chapter 19 for defined terms.

RECEIVED
2007 AUG -8 A 4:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 604

Corporations Act 2001
Section 611B

Notice of change of interests of substantial holder

To: Company Name/Scheme — Macquarie Goodman Management Limited/ Macquarie Goodman Industrial Trust

ACN/ARSN — 000 123 071/ 093 016 605

1. Details of substantial holder(1)

Name — Goodman Holdings Pty Limited and its related entities
ACN/ARSN (if applicable) — 003 165 295

There was a change in the interests of the substantial holder on — 29/08/2006
The previous notice was given to the company on — 10/02/2005
The previous notice was dated — 09/02/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities	Previous Notice	Previous Notice	Present Notice	Present Notice
	Persons Votes	Voting Power	Persons Votes	Voting Power
Stapled Securities	97,599,263	7.75%	144,093,259	8.81%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme: since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Persons votes affected
29/08/2006	Goodman Holdings Pty Limited	Share Acquisition	$95,817,699	Fully Paid Ordinary	16,240,288
23/08/2006	Goodman Holdings Pty Limited	DRP June 2006 Quarter	$3,784,695	Fully Paid Ordinary	654,565
	Craig Goodman	DRP June 2006 Quarter	$1,029	Fully Paid Ordinary	178
21/07/2006	Goodman Holdings Pty Limited	Security Holder approved issue of Securities	$28,296,621	Fully Paid Ordinary	5,548,357
14/06/2006	Craig Goodman	Issue of Securities under ESAP	$2,620,000	Fully Paid Ordinary	500,000
05/05/2006	Goodman Holdings Pty Limited	DRP - March 2006 Quarter	$7,428,561	Fully Paid Ordinary	1,460,705
	Greg Goodman	DRP - March 2006 Quarter	$456,875	Fully Paid Ordinary	89,837
	Craig Goodman	DRP - March 2006 Quarter	$48,369	Fully Paid Ordinary	9,511
09/03/2006	Goodman Holdings Pty Limited	Off Market Trade	$25,533,000	Fully Paid Ordinary	4,300,000
08/02/2006	Goodman Holdings Pty Limited	DRP – December 2005 Quarter	$7,525,001	Fully Paid Ordinary	1,530,393

	Greg Goodman	DRP – December 2005 Quarter	$450,127	Fully Paid Ordinary	98,022
	Craig Goodman	DRP – December 2005 Quarter	$48,741	Fully Paid Ordinary	10,614
18/11/2005	Greg Goodman	Issue of Security Holder Approved Securities under ESAP	$8,000,000	Fully Paid Ordinary	1,955,990
03/11/2005	Craig Goodman	Issue of Securities under ESAP	$3,000,000	Fully Paid Ordinary	740,294
03/11/2005	Goodman Holdings Pty Limited	DRP – September 2005 Quarter	$6,909,364	Fully Paid Ordinary	1,721,149
03/05/2005	Goodman Holdings Pty Limited	Participation in the 1:10 Entitlement Offer	$32,739,015	Fully Paid Ordinary	8,994,235
	Greg Goodman	Participation in the 1:10 Entitlement Offer	$2,591,334	Fully Paid Ordinary	711,905
	Craig Goodman	Participation in the 1:10 Entitlement Offer	$279,490	Fully Paid Ordinary	76,783
03/05/2005	Goodman Holdings Pty Limited	DRP – March 2005 Quarter	$5,823,736	Fully Paid Ordinary	1,563,755
	Greg Goodman	DRP – March 2005 Quarter	$185,696	Fully Paid Ordinary	49,862
	Craig Goodman	DRP – March 2005 Quarter	$28,129	Fully Paid Ordinary	7,553
15/02/2005	Goodman Holdings Pty Limited	On market Share Purchase	$896,750	Fully Paid Ordinary	230,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder(8)	Nature of relevant interest (6)	Class and number of securities	Persons votes
Goodman Holdings Pty Limited	UBS Wealth Management Australia Nominees Pty Ltd	Goodman Securities Management Group Pty Limited	Related Entity with common beneficial owners	5,172,490	5,172,490
Goodman Holdings Pty Limited	Goodman Funds Management Group Pty Ltd	Goodman Funds Management Group Pty Limited	Related Entity with common beneficial owners	6,779,661	6,779,661
Goodman Holdings Pty Limited	Citicorp Nominees Pty Limited	Goodman Realties Group Pty Limited	Related Entity with common beneficial owners	3,898,306	3,898,306
Goodman Holdings Pty Limited	Goodman Realties Group Pty Limited	Goodman Realties Group Pty Limited	Related Entity with common beneficial owners	389,831	389,831
Goodman Holdings Pty Limited	Goodman Equities Pty Limited	Goodman Equities Pty Limited	Wholly Owned Subsidiary	17,723,252	17,723,252
Goodman Holdings Pty Limited	Goodman PGC Pty Limited	Goodman PGC Pty Limited	Wholly Owned Subsidiary	4,026,276	4,026,276
Goodman Holdings Pty Limited	Goodman Securities Pty Limited	Goodman Securities Pty Limited	Wholly Owned Subsidiary	6,598,790	6,598,790
Goodman Holdings Pty Limited	Goodman Holdings Pty Limited	Goodman Holdings Pty Limited	Wholly Owned Subsidiary	25,992,020	25,992,020
Goodman Holdings Pty Limited	Goodman Finance Pty Limited	Goodman Finance Pty Limited	Wholly Owned Subsidiary	12,166,405	12,166,405
Goodman Holdings Pty Limited	Citicorp Nominees Pty Limited	Goodman Realties Pty Limited	Wholly Owned Subsidiary	16,359,551	16,359,551
Goodman Holdings Pty Limited	Goodman Realties Pty Limited	Goodman Realties Pty Limited	Wholly Owned Subsidiary	3,685,575	3,685,575

Goodman Holdings Pty Limited	Goodman Capital Pty Limited	Goodman Capital Pty Limited	Wholly Owned Subsidiary	3,816,438	3,816,438
Goodman Holdings Pty Limited	Goodman Funds Management Pty Limited	Goodman Funds Management Pty Limited	Wholly Owned Subsidiary	18,375,414	18,375,414
Goodman Holdings Pty Limited	UBS Wealth Management Australia Nominees Pty Ltd	Goodman Securities Management Pty Limited	Wholly Owned Subsidiary	6,971,790	6,971,790
Gregory Goodman	Gregory Goodman	Gregory Goodman	Director and Ultimate beneficial owner	10,024,666	10,024,666
Craig Goodman	Craig Goodman	Craig Goodman	Director and Ultimate beneficial owner	2,112,794	2,112,794

5. Changes in association

The persons who have become associates (2) of: ceased to be associates of: or have changed the nature of their association (9) with: the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Goodman Holdings Pty Limited	Level 10 60 Castlereagh Street Sydney NSW 2000
Goodman Capital Pty Limited	Level 10 60 Castlereagh Street Sydney NSW 2000
Goodman Equities Pty Limited	Level 10 60 Castlereagh Street Sydney NSW 2000
Goodman PGC Pty Limited	Level 10 60 Castlereagh Street Sydney NSW 2000
Goodman Securities Pty Limited	Level 10 60 Castlereagh Street Sydney NSW 2000
Goodman Finance Pty Limited	Level 10 60 Castlereagh Street Sydney NSW 2000
Goodman Realties Pty Limited	Level 10 60 Castlereagh Street Sydney NSW 2000
Goodman Funds Management Group Pty Limited	Level 18 60 Castlereagh Street Sydney NSW 2000
Goodman Securities Management Group Pty Limited	Level 18 60 Castlereagh Street Sydney NSW 2000
Goodman Realties Group Pty Limited	Level 18 60 Castlereagh Street Sydney NSW 2000
UBS Wealth Management Australia Nominees Pty Ltd	Level 25 1 Farrer Place Sydney NSW 2000
Citicorp Nominees Pty Limited	Level 15 120 Collins Street Melbourne VIC 3000

Signature

print name GREGORY LEITH GOODMAN

capacity DIRECTOR

sign here [signature]

date 1 / 9 / 06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity tnist), the names could be included in an annexureto the form: If the relevant interests of a group of persons are essentially similar: they may ~ referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragra~t 6 of the form:

(2) See the definition of :associa~:: in section 9 of the Corporations Act 2001:

(3) See the definition of l:relevant interest in sections 608 and 6718(7) of the Corporations Act 2001:

(4) The voting shares of a company constitute one class unless divided into separate classes:

(5) The persons votes divided by the total votes in the body corporate or scheme multiplied by 100:

(6) Include detailsof:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred: If subsection 6718(4) applies: a copy of any document setting out the terms of any relevant agreement: and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form: together with a written statement certifying this contract

Form 604

To: MacQuarie Goodman Group

ACN/ARSN:

RECEIVED

2007 AUG -8 A 4:32

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on	24/08/2006
The previous notice was given to the company on	6/01/2005
The previous notice was dated	9/02/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	86,398,725	6.87%	122,356,727	7.48%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	9,366,751	0.74% see note 1 at the end of this form	18,786,731	1.15% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	0	0.00% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	95,765,476	7.61%	141,143,458	8.63%

For any enquiries regarding this notice, please contact John Paull on 02 9303 6021 or Sally Irawan on 02 9303 6927.

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Limited A/C S/F No.2	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Limited A/C S/F No.2	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	70,617 Fully paid ordinary shares	70,617
Avanteos Investments Ltd	Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	5,547 Fully paid ordinary shares	5,547
Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	23,777 Fully paid ordinary shares	23,777
AMP Capital Investors as RE for EFM Australian Share Fund 2	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	AMP Capital Investors as RE for EFM Australian Share Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	937,400 Fully paid ordinary shares	937,400
ASBGI Australian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Australian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	21,700 Fully paid ordinary shares	21,700

Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	141,119 Fully paid ordinary shares	141,119
CFSIL as RE Colonial First State Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	271,800 Fully paid ordinary shares	271,800
COLONIAL FIRST STATE PROPERTY	Colonial First State Property Limited Level 7, 52 Martin Place, Sydney 1155	COLONIAL FIRST STATE PROPERTY	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,421 Fully paid ordinary shares	1,421
CFSIL as RE Colonial First State Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,111,300 Fully paid ordinary shares	4,111,300
International REIT Income Open Mother Fund	National Bank Nominees Pty Limited GPO Box 1406M, Melbourne VIC 3001	International REIT Income Open Mother Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,672,164 Fully paid ordinary shares	4,672,164
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	47,336 Fully paid ordinary shares	47,336

CIML as RE Commonwealth Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	89,673 Fully paid ordinary shares	89,673
CIML as RE Commonwealth Share Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Share Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	312,010 Fully paid ordinary shares	312,010
CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	11,621 Fully paid ordinary shares	11,621
CIML as RE Commonwealth Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	43,111 Fully paid ordinary shares	43,111
CIML as RE Commonwealth Property Securities Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Property Securities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,279,948 Fully paid ordinary shares	2,279,948
CISL ATF CFCL Property Securities (Super Bus) Fund	Legal and General Financial Services Limited , c/o Citicorp Nominees Pty Ltd GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL Property Securities (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,680,427 Fully paid ordinary shares	3,680,427

Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	51,433 Fully paid ordinary shares	51,433
Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	908,624 Fully paid ordinary shares	908,624
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	56,900 Fully paid ordinary shares	56,900
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,194,258 Fully paid ordinary shares	1,194,258
MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	7,405 Fully paid ordinary shares	7,405
Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	34,272 Fully paid ordinary shares	34,272

Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	495,411 Fully paid ordinary shares	495,411
COLONIAL CORE EQUITIES	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	COLONIAL CORE EQUITIES	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	38,606 Fully paid ordinary shares	38,606
BARCLAYS GLOBAL INVESTORS	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	BARCLAYS GLOBAL INVESTORS	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,784,581 Fully paid ordinary shares	1,784,581
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	113,097 Fully paid ordinary shares	113,097
Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	57,750 Fully paid ordinary shares	57,750
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,297,743 Fully paid ordinary shares	1,297,743

Wholesale Low Tracking Error Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Low Tracking Error Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	469,715 Fully paid ordinary shares	469,715
CFSIL AS RE Colonial First State Wholesale Australian Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Australian Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,923,900 Fully paid ordinary shares	2,923,900
CFSIL as RE Colonial First State Wholesale Geared Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Geared Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	7,631,420 Fully paid ordinary shares	7,631,420
CFSIL as RE Colonial First State Wholesale Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	6,177,000 Fully paid ordinary shares	6,177,000
CFS Wholesale Global Property Securities Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFS Wholesale Global Property Securities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	539,521 Fully paid ordinary shares	539,521
CFSIL as RE Colonial First State Wholesale Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,200,000 Fully paid ordinary shares	1,200,000

Wholesale Indexed Property Securities Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Property Securities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	6,837,760 Fully paid ordinary shares	6,837,760
CFSIL AS RE Colonial First State Wholesale Property Securiti	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Property Securiti	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	72,816,360 Fully paid ordinary shares	72,816,360
CFSIL as RE Colonial First State Wholesale Leaders Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Leaders Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,000,000 Fully paid ordinary shares	1,000,000
CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	801,671 Fully paid ordinary shares "*" See note 1 on the last page of this form.	801,671
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	196,163 Fully paid ordinary shares "*" See note 1 on the last page of this form.	196,163
FC W/E DIV 9 TAX EFFECT INC-IN	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E DIV 9 TAX EFFECT INC-IN	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	132,196 Fully paid ordinary shares "*" See note 1 on the last page of this form.	132,196

FC W/E Global Property Fd 1	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	FC W/E Global Property Fd 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	349,441 Fully paid ordinary shares "*" See note 1 on the last page of this form.	349,441
CFSIL as RE Commonwealth Property Fund 1	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	7,227,820 Fully paid ordinary shares "*" See note 1 on the last page of this form.	7,227,820
CFSIL as RE Commonwealth Property Fund 2	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,780,786 Fully paid ordinary shares "*" See note 1 on the last page of this form.	1,780,786
CFSIL as RE Commonwealth Property Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,396,909 Fully paid ordinary shares "*" See note 1 on the last page of this form.	1,396,909
CFSIL as RE Commonwealth Property Fund 4	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 4	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	110,112 Fully paid ordinary shares "*" See note 1 on the last page of this form.	110,112
CFSIL as RE Commonwealth Property Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	390,421 Fully paid ordinary shares "*" See note 1 on the last page of this form.	390,421

CFSIL as RE Commonwealth Property Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Property Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,351,354 Fully paid ordinary shares "*" See note 1 on the last page of this form.	4,351,354
FC W/E PROP SEC 8-PENGANA	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E PROP SEC 8-PENGANA	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,690,345 Fully paid ordinary shares "*" See note 1 on the last page of this form.	1,690,345
FC W/E PROP SEC 10-JB WERE	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E PROP SEC 10-JB WERE	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	359,513 Fully paid ordinary shares "*" See note 1 on the last page of this form.	359,513

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name	Nature of Association

6. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

7. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 29 day of August 2006.

Annexure A

This is the annexure mark A of 2 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 24/08/2006

____

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
APS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)
ASB Bank Limited (398445)
ASB Group Investments Limited (533945)
Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)

Commonwealth Group Pty Limited (ACN 87485078)	Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Insurance Limited (ACN 67524216)	Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Investments Pty Limited (ACN 65166305)	Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)	Commonwealth Property Pty Limited (ACN 94052436)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)	COMMSERVE FINANCIAL LTD
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)	Comsec Trading Limited (ACN 3485952)
CST Securitisation Management Limited (ACN 80151337)	Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)	Fazen Pty Ltd (ACN 3066760)
Financial Wisdom Limited (ACN 6646108)	First State (Hong Kong) LLC (F8489)
First State Investment International Limited (Regd Scot 79063)	First State Investment Management (UK) Limited (Regd Scotland 47708)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)	First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Hong Kong) Limited (206616)	First State Investments (Singapore) (196900420D)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)	First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
First State Nominees (Hong Kong) Ltd (206615)	FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)	FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)	FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fleet Care Services Pty Ltd (ACN 74503530)	Fouron Pty Ltd (ACN 3066840)
Gandel Chambers Pty Ltd (ACN 104 741 102)	GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-2) Pty Limited (ACN 90495980)	GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (BY-4) Pty Limited (ACN 90495962)	GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-2) Pty Limited (ACN 90496030)	GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (SW-4) Pty Limited (ACN 90496012)	GATX Rail (Victoria) Pty Limited (ACN 90065964)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)	Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
Hazelwood Investment Company Pty Limited (ACN 75041360)	HFV6 PTY LIMITED (ACN 76980740)
HIC Finance Pty Limited (ACN 75495528)	Homepath Pty Limited (ACN 81986530)
Infravest (No 1) Limited (ACN 60472522)	Infravest (No 2) Limited (ACN 71656865)
Investment Co Pty Ltd (ACN 83405627)	Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Jacques Martin Pty Ltd (ACN 6100830)	Keystone Financial Services Ltd (ACN 65021418)
Lazarose Pty Ltd (ACN 3816448)	Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)	MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Nimitz Nominees Pty Ltd (ACN 3505959)	P. and B. Properties Pty Ltd (ACN 9499512)
Perpetual Stock Pty Limited (ACN 65094886)	PFM Holdings Pty Ltd (ACN 3290597)
Preferred Capital Limited (ACN 101 938 176)	Retail Investor Pty Limited (ACN 60625194)
RVG Administration Company Pty Limited (ACN 70835344)	S.B.T. Properties Pty Ltd (ACN 9517328)
SBN Nominees Pty Ltd (ACN 3501773)	SBSSW (Delaware) Inc (ACN)
SBV Nominees Limited (ACN 6291854)	Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Custodian Pty Limited (ACN 76980704)	Senbary Pty Limited (ACN 83183242)
Share Investments Pty Limited (ACN 54210276)	SIF Railway No 1 Pty Limited (ACN 96458730)
SIF Railway No 2 Pty Limited (ACN 96458758)	SME Custodians Pty Ltd (ACN 81924110)
SME Equities Limited (ACN 78207780)	SME Growth Limited (ACN 79678194)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)	Sparad (No 24) Pty Limited (ACN 57975087)
Sparad (No 26) Pty Limited (ACN 54797965)	State Nominees Limited (ACN 677350)
Super Partners Pty Limited (ACN 81837961)	Tactical Global Management Limited (ACN 77796411)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)	Vanoti Pty Ltd (ACN 3519284)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)	Wezen Pty Ltd (ACN 3501817)

End of Annexure A

This is the Annexure marked "B" of 31 pages referred to in the Notice of Substantial Shareholding dated 24 August 2006.

Colonial First State Inv Managers
Transaction listing for the period 10/02/2005 to 24/08/2006 (as per F10 function) Page 1
For Security MGQ.AU MacQuarie Goodman Group

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IEQF	OS-PUR	AUD	07/07/2005	42169		170349.43	
CC	IEQF	DIV	AUD	26/09/2005	0		0.00	
CC	IEQF	OS-PUR	AUD	25/10/2005	24280		99013.87	
CC	IEQF	OS-PUR	AUD	03/11/2005	722		2899.12	
CC	IEQF	DIV	AUD	22/12/2005	0		0.00	
CC	IEQF	OS-SAL	AUD	27/01/2006	-14387		-68492.42	
CC	IEQF	OS-SAL	AUD	27/01/2006	-4416		-21034.29	
CC	IEQF	DIV	AUD	27/03/2006	0		0.00	
CC	IEQF	OS-PUR	AUD	03/04/2006	21410		109140.24	
CC	IEQF	CONVER	AUD	01/06/2006	49566		252786.60	
CC	IEQF	OS-PUR	AUD	01/06/2006	25438		141134.62	
CC	IEQF	DIV	AUD	26/06/2006	0		0.00	
CC	IEQF	OS-SAL	AUD	11/07/2006	-18093		-106235.13	
CC	IEQF	OS-SAL	AUD	20/07/2006	-16374		-92780.70	
CC	IEQF	OS-SAL	AUD	24/07/2006	-14126		-80354.15	
CC	IEQF	OS-SAL	AUD	24/07/2006	-2564		-14604.03	
CC	IEQF	OS-SAL	AUD	26/07/2006	-11821		-66552.23	
CC	IEQF	OS-SAL	AUD	26/07/2006	-3051		-17224.41	
CC	IEQF	OS-PUR	AUD	23/08/2006	1722		9953.76	
CC	IEQF	OS-PUR	AUD	24/08/2006	9198		54407.26	
						89673		372407.54
CC	IEQI	OS-PUR	AUD	07/07/2005	150700		608780.37	
CC	IEQI	DIV	AUD	26/09/2005	0		0.00	
CC	IEQI	OS-SAL	AUD	17/10/2005	-388		-1602.44	
CC	IEQI	OS-PUR	AUD	25/10/2005	83475		340411.16	
CC	IEQI	OS-PUR	AUD	03/11/2005	2581		10360.63	
CC	IEQI	DIV	AUD	22/12/2005	0		0.00	
CC	IEQI	OS-SAL	AUD	27/01/2006	-51194		-243720.08	
CC	IEQI	OS-SAL	AUD	27/01/2006	-15716		-74858.45	
CC	IEQI	DIV	AUD	27/03/2006	0		0.00	
CC	IEQI	OS-PUR	AUD	03/04/2006	75181		383244.86	
CC	IEQI	CONVER	AUD	01/06/2006	172907		881825.70	
CC	IEQI	OS-PUR	AUD	01/06/2006	88165		489155.36	
CC	IEQI	DIV	AUD	26/06/2006	0		0.00	
CC	IEQI	OS-SAL	AUD	11/07/2006	-63062		-370275.81	
CC	IEQI	OS-SAL	AUD	20/07/2006	-59482		-337045.39	
CC	IEQI	OS-SAL	AUD	24/07/2006	-48980		-278617.15	
CC	IEQI	OS-SAL	AUD	24/07/2006	-8892		-50647.05	
CC	IEQI	OS-SAL	AUD	26/07/2006	-40753		-229439.39	
CC	IEQI	OS-SAL	AUD	26/07/2006	-10521		-59396.27	
CC	IEQI	OS-PUR	AUD	23/08/2006	6013		34767.63	
CC	IEQI	OS-PUR	AUD	24/08/2006	31976		189141.84	
						312010		1292085.5
CC	IGRF	OS-PUR	AUD	24/08/2006	11621		68739.59	
						11621		68739.59
CC	IINF	OS-PUR	AUD	07/07/2005	25625		103516.90	

CC	IINF	DIV	AUD	26/09/2005	0		0.00	
CC	IINF	OS-PUR	AUD	25/10/2005	11028		44972.19	
CC	IINF	OS-PUR	AUD	03/11/2005	439		1761.72	
CC	IINF	DIV	AUD	22/12/2005	0		0.00	
CC	IINF	OS-SAL	AUD	27/01/2006	-8565		-40775.53	
CC	IINF	OS-SAL	AUD	27/01/2006	-2630		-12527.22	
CC	IINF	DIV	AUD	27/03/2006	0		0.00	
CC	IINF	OS-PUR	AUD	03/04/2006	10671		54396.80	
CC	IINF	CONVER	AUD	01/06/2006	25165		128341.50	
CC	IINF	OS-PUR	AUD	01/06/2006	11735		65107.90	
CC	IINF	DIV	AUD	26/06/2006	0		0.00	
CC	IINF	OS-SAL	AUD	11/07/2006	-11280		-66231.83	
CC	IINF	OS-SAL	AUD	20/07/2006	-7603		-43081.20	
CC	IINF	OS-SAL	AUD	24/07/2006	-7469		-42486.56	
CC	IINF	OS-SAL	AUD	24/07/2006	-1356		-7723.50	
CC	IINF	OS-SAL	AUD	26/07/2006	-6065		-34145.95	
CC	IINF	OS-SAL	AUD	26/07/2006	-1566		-8840.85	
CC	IINF	OS-PUR	AUD	23/08/2006	874		5050.92	
CC	IINF	OS-PUR	AUD	24/08/2006	4108		24299.30	
						43111		171634.59
CC	IPSF	DIV	AUD	23/03/2005	0		0.00	
CC	IPSF	OS-PUR	AUD	03/05/2005	40383		150395.86	
CC	IPSF	CONVER	AUD	04/05/2005	232272		845470.08	
CC	IPSF	DIV	AUD	25/05/2005	0		0.00	
CC	IPSF	DIV	AUD	25/05/2005	0		0.00	
CC	IPSF	DIV	AUD	25/05/2005	0		0.00	
CC	IPSF	DIV	AUD	25/05/2005	0		0.00	
CC	IPSF	DIV	AUD	24/06/2005	0		0.00	
CC	IPSF	OS-SAL	AUD	04/07/2005	-500000		-2035000.00	
CC	IPSF	DIV	AUD	26/09/2005	0		0.00	
CC	IPSF	OS-PUR	AUD	03/11/2005	35885		144056.76	
CC	IPSF	DIV	AUD	22/12/2005	0		0.00	
CC	IPSF	OS-SAL	AUD	08/02/2006	-6000		-29634.06	
CC	IPSF	DIV	AUD	27/03/2006	0		0.00	
CC	IPSF	DIV	AUD	05/04/2006	0		0.00	
CC	IPSF	DIV	AUD	05/04/2006	0		0.00	
CC	IPSF	OS-PUR	AUD	05/05/2006	28730		146111.35	
CC	IPSF	CONVER	AUD	01/06/2006	124502		634960.20	
CC	IPSF	OS-SAL	AUD	21/06/2006	-12711		-75644.57	
CC	IPSF	OS-SAL	AUD	22/06/2006	-1431		-8534.32	
CC	IPSF	OS-SAL	AUD	22/06/2006	-14385		-85878.45	
CC	IPSF	DIV	AUD	26/06/2006	0		0.00	
CC	IPSF	OS-SAL	AUD	03/07/2006	-47387		-276266.21	
CC	IPSF	OS-PUR	AUD	14/07/2006	11133		64432.16	
CC	IPSF	OS-PUR	AUD	17/07/2006	3969		22536.43	
CC	IPSF	OS-SAL	AUD	25/07/2006	-36818		-208366.34	
CC	IPSF	OS-SAL	AUD	15/08/2006	-13132		-83591.05	
CC	IPSF	OS-PUR	AUD	23/08/2006	26753		154684.82	
CC	IPSF	OS-PUR	AUD	24/08/2006	85469		505559.29	
						-42768		-134708.1
TOTAL						413647		1770159.2
CF	CFSPRP	DIV	AUD	23/03/2005	0		0.00	
CF	CFSPRP	DIV	AUD	24/06/2005	0		0.00	
CF	CFSPRP	DIV	AUD	26/09/2005	0		0.00	
CF	CFSPRP	DIV	AUD	22/12/2005	0		0.00	

CF	CFSPRP	DIV	AUD	27/03/2006	0		0.00	
CF	CFSPRP	DIV	AUD	26/06/2006	0		0.00	
								0
CF	LPT1	DIV	AUD	23/03/2005	0		0.00	
CF	LPT1	OS-SAL	AUD	06/04/2005	-500000		-1903609.47	
CF	LPT1	OS-PUR	AUD	03/05/2005	87817		327047.20	
CF	LPT1	CONVER	AUD	04/05/2005	455092		1656534.88	
CF	LPT1	DIV	AUD	25/05/2005	0		0.00	
CF	LPT1	DIV	AUD	25/05/2005	0		0.00	
CF	LPT1	DIV	AUD	25/05/2005	0		0.00	
CF	LPT1	DIV	AUD	25/05/2005	0		0.00	
CF	LPT1	OS-SAL	AUD	21/06/2005	-821264		-3396890.67	
CF	LPT1	OS-SAL	AUD	22/06/2005	-109610		-447385.71	
CF	LPT1	OS-SAL	AUD	23/06/2005	-69126		-282862.73	
CF	LPT1	DIV	AUD	24/06/2005	0		0.00	
CF	LPT1	OS-SAL	AUD	01/07/2005	-500000		-2025000.00	
CF	LPT1	OS-PUR	AUD	04/07/2005	500000		2035000.00	
CF	LPT1	OS-SAL	AUD	26/07/2005	-500000		-2013078.23	
CF	LPT1	OS-SAL	AUD	05/09/2005	-190000		-807325.91	
CF	LPT1	DIV	AUD	26/09/2005	0		0.00	
CF	LPT1	OS-SAL	AUD	31/10/2005	-500000		-2020000.00	
CF	LPT1	OS-PUR	AUD	03/11/2005	58293		234013.38	
CF	LPT1	DIV	AUD	22/12/2005	0		0.00	
CF	LPT1	OS-PUR	AUD	13/02/2006	40000		197216.07	
CF	LPT1	OS-SAL	AUD	20/02/2006	-30000		-143987.09	
CF	LPT1	OS-SAL	AUD	21/02/2006	-5000		-24178.89	
CF	LPT1	DIV	AUD	27/03/2006	0		0.00	
CF	LPT1	DIV	AUD	05/04/2006	0		0.00	
CF	LPT1	DIV	AUD	05/04/2006	0		0.00	
CF	LPT1	OS-PUR	AUD	04/05/2006	126000		648187.94	
CF	LPT1	OS-PUR	AUD	05/05/2006	40111		203989.78	
CF	LPT1	OS-PUR	AUD	26/05/2006	133101		712847.54	
CF	LPT1	CONVER	AUD	01/06/2006	181103		923625.30	
CF	LPT1	DIV	AUD	26/06/2006	0		0.00	
CF	LPT1	OS-PUR	AUD	14/07/2006	39828		230504.26	
CF	LPT1	OS-PUR	AUD	17/07/2006	14200		80629.21	
CF	LPT1	OS-PUR	AUD	23/08/2006	40991		237011.43	
CF	LPT1	OS-PUR	AUD	24/08/2006	137969		816103.01	
						-1370495		-4761609
TOTAL						-1370495		-4761609
CL	B3C	DIV	AUD	23/03/2005	0		0.00	
CL	B3C	CONVER	AUD	04/05/2005	14290		52015.60	
CL	B3C	DIV	AUD	08/06/2005	0		0.00	
CL	B3C	DIV	AUD	08/06/2005	0		0.00	
CL	B3C	DIV	AUD	08/06/2005	0		0.00	
CL	B3C	DIV	AUD	08/06/2005	0		0.00	
CL	B3C	DIV	AUD	24/06/2005	0		0.00	
CL	B3C	OS-PUR	AUD	22/08/2005	1450		5698.00	
CL	B3C	OS-PUR	AUD	16/09/2005	7000		30310.00	
CL	B3C	DIV	AUD	26/09/2005	0		0.00	
CL	B3C	OS-SAL	AUD	10/11/2005	-20000		-84000.00	
CL	B3C	DIV	AUD	22/12/2005	0		0.00	
CL	B3C	OS-PUR	AUD	08/02/2006	1093		5018.75	
CL	B3C	OS-PUR	AUD	17/03/2006	9690		48837.60	
CL	B3C	DIV	AUD	27/03/2006	0		0.00	

CL	B3C	OS-SAL	AUD	11/04/2006	-17400		-90306.00		
CL	B3C	OS-PUR	AUD	05/05/2006	2114		10752.84		
CL	B3C	DIV	AUD	15/06/2006	0		0.00		
CL	B3C	DIV	AUD	15/06/2006	0		0.00		
CL	B3C	DIV	AUD	26/06/2006	0		0.00		
						-1763			-21673.21
CL	G3C	OS-PUR	AUD	24/08/2006	47336		279998.06		
						47336			279998.06
CL	M1C	DIV	AUD	23/03/2005	0		0.00		
CL	M1C	CONVER	AUD	04/05/2005	4906		17857.84		
CL	M1C	DIV	AUD	08/06/2005	0		0.00		
CL	M1C	DIV	AUD	08/06/2005	0		0.00		
CL	M1C	DIV	AUD	08/06/2005	0		0.00		
CL	M1C	DIV	AUD	08/06/2005	0		0.00		
CL	M1C	DIV	AUD	24/06/2005	0		0.00		
CL	M1C	OS-PUR	AUD	22/08/2005	494		1942.50		
CL	M1C	OS-PUR	AUD	16/09/2005	4000		17320.00		
CL	M1C	DIV	AUD	26/09/2005	0		0.00		
CL	M1C	OS-SAL	AUD	10/11/2005	-5400		-22680.00		
CL	M1C	DIV	AUD	22/12/2005	0		0.00		
CL	M1C	OS-PUR	AUD	08/02/2006	404		1856.25		
CL	M1C	OS-PUR	AUD	17/03/2006	1185		5972.40		
CL	M1C	DIV	AUD	27/03/2006	0		0.00		
CL	M1C	OS-SAL	AUD	06/04/2006	-4600		-24309.06		
CL	M1C	OS-PUR	AUD	05/05/2006	739		3759.94		
CL	M1C	DIV	AUD	15/06/2006	0		0.00		
CL	M1C	DIV	AUD	15/06/2006	0		0.00		
CL	M1C	DIV	AUD	26/06/2006	0		0.00		
CL	M1C	OS-PUR	AUD	23/08/2006	604		3494.49		
						2332			5214.36
CL	M3C	DIV	AUD	23/03/2005	0		0.00		
CL	M3C	CONVER	AUD	04/05/2005	109560		398798.40		
CL	M3C	OS-SAL	AUD	20/05/2005	-57300		-231262.80		
CL	M3C	DIV	AUD	08/06/2005	0		0.00		
CL	M3C	DIV	AUD	08/06/2005	0		0.00		
CL	M3C	DIV	AUD	08/06/2005	0		0.00		
CL	M3C	DIV	AUD	08/06/2005	0		0.00		
CL	M3C	DIV	AUD	24/06/2005	0		0.00		
CL	M3C	OS-SAL	AUD	03/08/2005	-15000		-61470.00		
CL	M3C	OS-SAL	AUD	03/08/2005	-12000		-48960.00		
CL	M3C	OS-PUR	AUD	22/08/2005	10594		41634.25		
CL	M3C	DIV	AUD	26/09/2005	0		0.00		
CL	M3C	OS-SAL	AUD	27/09/2005	-77000		-332439.80		
CL	M3C	OS-SAL	AUD	03/11/2005	-20369		-84327.66		
CL	M3C	OS-SAL	AUD	10/11/2005	-29000		-121800.00		
CL	M3C	OS-SAL	AUD	11/11/2005	-50000		-211500.00		
CL	M3C	OS-SAL	AUD	16/11/2005	-13000		-55640.00		
CL	M3C	DIV	AUD	22/12/2005	0		0.00		
CL	M3C	OS-PUR	AUD	08/02/2006	7052		32381.25		
CL	M3C	OS-PUR	AUD	17/03/2006	63314		319102.56		
CL	M3C	OS-SAL	AUD	23/03/2006	-35500		-180158.95		
CL	M3C	DIV	AUD	27/03/2006	0		0.00		
CL	M3C	OS-SAL	AUD	28/03/2006	-42000		-211423.80		
CL	M3C	OS-SAL	AUD	28/03/2006	-19500		-97792.50		
CL	M3C	OS-PUR	AUD	05/05/2006	13207		67163.04		
CL	M3C	DIV	AUD	15/06/2006	0		0.00		
CL	M3C	DIV	AUD	15/06/2006	0		0.00		
CL	M3C	DIV	AUD	26/06/2006	0		0.00		

CL	M3C	OS-SAL	AUD	20/07/2006	-20000		-113686.00	
						-186942		-891382
TOTAL						**-139037**		**-627842.8**
CM	EASS05	OS-PUR	AUD	26/05/2006	27609		145095.00	
CM	EASS05	OS-PUR	AUD	26/05/2006	5386		28334.46	
CM	EASS05	OS-PUR	AUD	29/05/2006	7640		41187.46	
CM	EASS05	OS-PUR	AUD	31/05/2006	5592		30594.91	
CM	EASS05	OS-PUR	AUD	02/06/2006	21089		120453.72	
CM	EASS05	OS-PUR	AUD	05/06/2006	42178		247669.77	
CM	EASS05	OS-PUR	AUD	06/06/2006	32679		189262.01	
CM	EASS05	OS-PUR	AUD	06/06/2006	4331		25084.50	
CM	EASS05	OS-PUR	AUD	07/06/2006	31625		185385.51	
CM	EASS05	OS-PUR	AUD	07/06/2006	40058		234948.14	
CM	EASS05	OS-PUR	AUD	08/06/2006	49967		294695.37	
CM	EASS05	OS-PUR	AUD	09/06/2006	13535		80062.25	
CM	EASS05	OS-PUR	AUD	13/06/2006	75056		442830.40	
CM	EASS05	OS-PUR	AUD	14/06/2006	21084		122537.88	
CM	EASS05	OS-PUR	AUD	15/06/2006	19988		118371.25	
CM	EASS05	OS-PUR	AUD	15/06/2006	34611		205646.63	
CM	EASS05	OS-PUR	AUD	16/06/2006	7088		42185.48	
CM	EASS05	OS-PUR	AUD	16/06/2006	4546		27058.60	
CM	EASS05	OS-PUR	AUD	20/06/2006	16758		99914.50	
CM	EASS05	OS-PUR	AUD	21/06/2006	23043		137566.71	
CM	EASS05	OS-PUR	AUD	21/06/2006	41896		251484.10	
CM	EASS05	OS-PUR	AUD	23/06/2006	10265		62593.92	
CM	EASS05	DIV	AUD	26/06/2006	0		0.00	
CM	EASS05	OS-PUR	AUD	03/07/2006	18665		108478.92	
CM	EASS05	OS-PUR	AUD	03/07/2006	7466		43391.57	
CM	EASS05	OS-PUR	AUD	03/07/2006	9332		54423.57	
CM	EASS05	OS-PUR	AUD	05/07/2006	9668		57202.69	
CM	EASS05	OS-PUR	AUD	06/07/2006	3132		18504.12	
CM	EASS05	OS-PUR	AUD	02/08/2006	19021		113700.48	
CM	EASS05	OS-PUR	AUD	02/08/2006	61296		368529.94	
CM	EASS05	OS-PUR	AUD	16/08/2006	35004		225775.80	
CM	EASS05	OS-PUR	AUD	23/08/2006	6374		36851.65	
CM	EASS05	OS-PUR	AUD	24/08/2006	95689		565722.46	
						801671		4725543.8
CM	EASS10	OS-PUR	AUD	27/04/2005	9533		34700.12	
CM	EASS10	OS-SAL	AUD	24/05/2005	-9533		-39007.97	
CM	EASS10	INCOME	AUD	29/09/2005	0		0.00	
						0		-4307.85
CM	EASS12	OS-PUR	AUD	26/05/2006	23722		120982.20	
CM	EASS12	DIV	AUD	26/06/2006	0		0.00	
CM	EASS12	OS-SAL	AUD	30/06/2006	-23722		-145379.27	
						0		-24397.07
CM	EASS15	OS-PUR	AUD	17/03/2005	2248		8713.53	
CM	EASS15	OS-PUR	AUD	21/03/2005	571		2208.58	
CM	EASS15	DIV	AUD	23/03/2005	0		0.00	
CM	EASS15	OS-PUR	AUD	23/03/2005	2524		9591.64	
CM	EASS15	OS-PUR	AUD	01/04/2005	1823		6959.87	
CM	EASS15	OS-PUR	AUD	06/04/2005	3683		14092.37	
CM	EASS15	OS-PUR	AUD	08/04/2005	2264		8598.15	
CM	EASS15	OS-PUR	AUD	14/04/2005	2934		11214.98	
CM	EASS15	OS-PUR	AUD	19/04/2005	2782		10715.65	
CM	EASS15	OS-PUR	AUD	22/04/2005	3822		15003.77	

CM	EASS15	OS-PUR	AUD	03/05/2005	105	390.15
CM	EASS15	CONVER	AUD	04/05/2005	2471	8994.44
CM	EASS15	OS-PUR	AUD	17/05/2005	2149	8244.53
CM	EASS15	OS-PUR	AUD	17/05/2005	90	344.70
CM	EASS15	OS-PUR	AUD	20/05/2005	1816	7269.79
CM	EASS15	OS-PUR	AUD	20/05/2005	57	228.00
CM	EASS15	OS-PUR	AUD	24/05/2005	3475	14286.45
CM	EASS15	OS-PUR	AUD	24/05/2005	1055	4336.05
CM	EASS15	OS-PUR	AUD	31/05/2005	250	995.00
CM	EASS15	OS-PUR	AUD	31/05/2005	1514	6049.91
CM	EASS15	OS-PUR	AUD	03/06/2005	98	403.76
CM	EASS15	OS-PUR	AUD	03/06/2005	4565	18887.98
CM	EASS15	OS-PUR	AUD	07/06/2005	2813	11511.28
CM	EASS15	OS-PUR	AUD	07/06/2005	67	274.70
CM	EASS15	OS-PUR	AUD	20/06/2005	2451	10171.65
CM	EASS15	OS-SAL	AUD	22/06/2005	-2790	-11383.20
CM	EASS15	DIV	AUD	24/06/2005	0	0.00
CM	EASS15	OS-PUR	AUD	30/06/2005	1705	6971.20
CM	EASS15	OS-SAL	AUD	05/07/2005	-2052	-8415.00
CM	EASS15	OS-SAL	AUD	05/07/2005	-86	-353.46
CM	EASS15	OS-SAL	AUD	08/07/2005	-2322	-9272.68
CM	EASS15	OS-SAL	AUD	19/07/2005	-1451	-5681.04
CM	EASS15	OS-SAL	AUD	26/07/2005	-3781	-15215.63
CM	EASS15	OS-SAL	AUD	28/07/2005	-3284	-13305.70
CM	EASS15	OS-SAL	AUD	02/08/2005	-3819	-15525.94
CM	EASS15	OS-PUR	AUD	12/08/2005	2695	11198.81
CM	EASS15	OS-PUR	AUD	16/08/2005	20	82.60
CM	EASS15	OS-PUR	AUD	16/08/2005	2033	8418.19
CM	EASS15	OS-PUR	AUD	22/08/2005	429	1685.70
CM	EASS15	OS-PUR	AUD	23/08/2005	2095	8741.26
CM	EASS15	OS-PUR	AUD	24/08/2005	3579	14865.01
CM	EASS15	DIV	AUD	26/09/2005	0	0.00
CM	EASS15	OS-SAL	AUD	02/11/2005	-1788	-7280.09
CM	EASS15	OS-PUR	AUD	03/11/2005	410	1644.15
CM	EASS15	OS-SAL	AUD	24/11/2005	-2684	-11429.68
CM	EASS15	OS-SAL	AUD	12/12/2005	-6689	-30100.50
CM	EASS15	OS-SAL	AUD	19/12/2005	-3033	-14285.43
CM	EASS15	DIV	AUD	22/12/2005	0	0.00
CM	EASS15	OS-PUR	AUD	30/12/2005	3314	15857.15
CM	EASS15	OS-PUR	AUD	17/01/2006	2973	13882.28
CM	EASS15	OS-PUR	AUD	08/02/2006	255	1169.51
CM	EASS15	OS-PUR	AUD	21/02/2006	2153	10415.13
CM	EASS15	OS-PUR	AUD	21/02/2006	470	2274.80
CM	EASS15	OS-PUR	AUD	10/03/2006	3056	15175.36
CM	EASS15	DIV	AUD	27/03/2006	0	0.00
CM	EASS15	DIV	AUD	06/04/2006	0	0.00
CM	EASS15	OS-PUR	AUD	18/04/2006	1674	8694.12
CM	EASS15	OS-PUR	AUD	28/04/2006	1612	8344.67
CM	EASS15	OS-PUR	AUD	02/05/2006	2250	11531.44
CM	EASS15	OS-PUR	AUD	05/05/2006	313	1590.39
CM	EASS15	OS-PUR	AUD	05/05/2006	7741	40327.96
CM	EASS15	OS-PUR	AUD	09/05/2006	2495	13013.34
CM	EASS15	OS-PUR	AUD	12/05/2006	5174	27412.57
CM	EASS15	OS-PUR	AUD	26/05/2006	14443	77125.62
CM	EASS15	OS-PUR	AUD	02/06/2006	6464	37103.36
CM	EASS15	OS-PUR	AUD	19/06/2006	97	583.94
CM	EASS15	OS-PUR	AUD	19/06/2006	3109	18792.25
CM	EASS15	OS-PUR	AUD	23/06/2006	365	2222.85

CM	EASS15	OS-PUR	AUD	23/06/2006	2059		12595.55	
CM	EASS15	DIV	AUD	26/06/2006	0		0.00	
CM	EASS15	OS-PUR	AUD	04/07/2006	4809		28438.01	
CM	EASS15	OS-PUR	AUD	11/07/2006	6617		39166.08	
CM	EASS15	OS-PUR	AUD	13/07/2006	11040		65629.06	
CM	EASS15	OS-PUR	AUD	18/07/2006	6357		36351.85	
CM	EASS15	OS-PUR	AUD	21/07/2006	7249		41624.83	
CM	EASS15	OS-PUR	AUD	28/07/2006	10105		59287.08	
CM	EASS15	OS-PUR	AUD	28/07/2006	159		934.92	
CM	EASS15	OS-PUR	AUD	01/08/2006	197		1172.15	
CM	EASS15	OS-PUR	AUD	01/08/2006	6821		40677.72	
CM	EASS15	OS-PUR	AUD	04/08/2006	15716		95572.78	
CM	EASS15	OS-PUR	AUD	04/08/2006	181		1100.48	
CM	EASS15	OS-PUR	AUD	08/08/2006	3114		18997.52	
CM	EASS15	OS-PUR	AUD	11/08/2006	11551		73379.99	
CM	EASS15	OS-PUR	AUD	11/08/2006	310		1965.40	
CM	EASS15	OS-PUR	AUD	15/08/2006	271		1699.17	
CM	EASS15	OS-PUR	AUD	15/08/2006	7041		44758.26	
CM	EASS15	OS-PUR	AUD	18/08/2006	7422		48014.65	
CM	EASS15	OS-PUR	AUD	18/08/2006	134		866.98	
CM	EASS15	OS-PUR	AUD	22/08/2006	2447		15683.34	
CM	EASS15	OS-PUR	AUD	23/08/2006	559		3233.38	
						186931		1027511.4
CM	EASS19	OS-PUR	AUD	18/10/2005	218222		896544.35	
CM	EASS19	OS-PUR	AUD	18/10/2005	487881		2003387.58	
CM	EASS19	OS-PUR	AUD	19/10/2005	287371		1179398.22	
CM	EASS19	OS-PUR	AUD	19/10/2005	136844		561799.20	
CM	EASS19	OS-PUR	AUD	20/10/2005	34348		140771.31	
CM	EASS19	OS-PUR	AUD	21/10/2005	4965		20323.51	
CM	EASS19	OS-PUR	AUD	27/10/2005	6094		24775.95	
CM	EASS19	OS-PUR	AUD	04/11/2005	4862		19984.60	
CM	EASS19	OS-PUR	AUD	25/11/2005	115073		495828.27	
CM	EASS19	OS-PUR	AUD	25/11/2005	74326		320256.98	
CM	EASS19	OS-PUR	AUD	25/11/2005	7202		31066.07	
CM	EASS19	OS-PUR	AUD	02/12/2005	6592		28332.56	
CM	EASS19	OS-PUR	AUD	08/12/2005	181997		775072.89	
CM	EASS19	OS-PUR	AUD	08/12/2005	40791		173717.14	
CM	EASS19	OS-PUR	AUD	08/12/2005	6766		28846.80	
CM	EASS19	OS-PUR	AUD	15/12/2005	8810		41241.68	
CM	EASS19	OS-PUR	AUD	16/12/2005	7714		36487.81	
CM	EASS19	DIV	AUD	22/12/2005	0		0.00	
CM	EASS19	OS-PUR	AUD	10/01/2006	183154		852539.06	
CM	EASS19	OS-SAL	AUD	14/02/2006	-1509574		-7332265.90	
CM	EASS19	OS-SAL	AUD	16/02/2006	-303438		-1477128.68	
						0		-1179021
CM	EDIS05	OS-PUR	AUD	27/02/2006	125000		621250.00	
CM	EDIS05	OS-SAL	AUD	23/03/2006	-2500		-12649.02	
CM	EDIS05	DIV	AUD	27/03/2006	0		0.00	
CM	EDIS05	OS-PUR	AUD	29/03/2006	1000		5040.31	
CM	EDIS05	OS-PUR	AUD	05/05/2006	1656		8421.87	
CM	EDIS05	OS-PUR	AUD	09/05/2006	2994		15540.71	
CM	EDIS05	OS-PUR	AUD	09/05/2006	1125		5878.90	
CM	EDIS05	OS-PUR	AUD	09/05/2006	375		1961.52	
CM	EDIS05	OS-PUR	AUD	15/05/2006	1500		7921.20	
CM	EDIS05	OS-PUR	AUD	17/05/2006	5000		26404.02	
CM	EDIS05	OS-PUR	AUD	23/05/2006	2500		12700.98	
CM	EDIS05	CONVER	AUD	01/06/2006	9800		49980.00	
CM	EDIS05	OS-SAL	AUD	08/06/2006	-5000		-29489.00	

CM	EDIS05	OS-SAL	AUD	13/06/2006	-5000		-29500.00	
CM	EDIS05	DIV	AUD	26/06/2006	0		0.00	
CM	EDIS05	OS-SAL	AUD	07/07/2006	-3000		-17963.10	
CM	EDIS05	OS-SAL	AUD	12/07/2006	-1263		-7517.33	
CM	EDIS05	OS-SAL	AUD	13/07/2006	-1737		-10279.99	
CM	EDIS05	OS-SAL	AUD	18/07/2006	-5500		-31319.21	
CM	EDIS05	OS-SAL	AUD	19/07/2006	-1886		-10866.50	
CM	EDIS05	OS-SAL	AUD	21/07/2006	-2114		-12155.48	
CM	EDIS05	OS-SAL	AUD	04/08/2006	-10000		-60475.77	
CM	EDIS05	OS-PUR	AUD	09/08/2006	15000		93000.00	
CM	EDIS05	OS-SAL	AUD	11/08/2006	-6000		-37968.01	
CM	EDIS05	OS-SAL	AUD	16/08/2006	-5000		-32250.00	
CM	EDIS05	OS-PUR	AUD	21/08/2006	5000		32215.91	
CM	EDIS05	OS-PUR	AUD	23/08/2006	1646		9518.44	
CM	EDIS05	OS-PUR	AUD	24/08/2006	8600		50844.02	
						132196		648244.47
CM	EGIS01	OS-PUR	AUD	29/03/2006	274535		1383656.40	
CM	EGIS01	OS-SAL	AUD	30/03/2006	-184837		-924415.79	
CM	EGIS01	OS-SAL	AUD	03/04/2006	-89698		-458088.16	
						0		1152.45
CM	EGIS02	OS-PUR	AUD	29/03/2006	1784852		8995654.08	
CM	EGIS02	OS-SAL	AUD	30/03/2006	-1201698		-6009990.50	
CM	EGIS02	OS-SAL	AUD	03/04/2006	-583154		-2978170.55	
						0		7493.03
CM	EGPS01	OS-PUR	AUD	21/04/2005	907603		3548727.73	
CM	EGPS01	OS-PUR	AUD	22/04/2005	336456		1315542.96	
CM	EGPS01	OS-PUR	AUD	29/04/2005	13239		52030.60	
CM	EGPS01	CONVER	AUD	04/05/2005	5583		20322.12	
CM	EGPS01	OS-SAL	AUD	03/06/2005	-550562		-2263907.99	
CM	EGPS01	OS-SAL	AUD	06/06/2005	-217817		-889106.21	
CM	EGPS01	OS-SAL	AUD	07/06/2005	-345893		-1411899.05	
CM	EGPS01	DIV	AUD	24/06/2005	0		0.00	
CM	EGPS01	OS-SAL	AUD	22/07/2005	-40900		-162166.77	
CM	EGPS01	OS-PUR	AUD	26/07/2005	30000		120564.66	
CM	EGPS01	OS-PUR	AUD	31/08/2005	50000		209689.70	
CM	EGPS01	OS-PUR	AUD	01/09/2005	2449		9622.43	
CM	EGPS01	DIV	AUD	26/09/2005	0		0.00	
CM	EGPS01	OS-PUR	AUD	27/09/2005	2800		12010.37	
CM	EGPS01	OS-PUR	AUD	27/09/2005	6200		26637.26	
CM	EGPS01	OS-PUR	AUD	03/11/2005	3257		13073.36	
CM	EGPS01	OS-SAL	AUD	17/11/2005	-13300		-56595.67	
CM	EGPS01	DIV	AUD	22/12/2005	0		0.00	
CM	EGPS01	OS-SAL	AUD	17/01/2006	-10000		-46397.70	
CM	EGPS01	OS-PUR	AUD	14/02/2006	2831		13001.66	
CM	EGPS01	DIV	AUD	27/03/2006	0		0.00	
CM	EGPS01	DIV	AUD	06/04/2006	0		0.00	
CM	EGPS01	OS-PUR	AUD	18/04/2006	5500		28584.02	
CM	EGPS01	CONVER	AUD	01/06/2006	17600		89760.00	
CM	EGPS01	DIV	AUD	26/06/2006	0		0.00	
CM	EGPS01	OS-PUR	AUD	18/07/2006	119436		685502.83	
CM	EGPS01	OS-SAL	AUD	11/08/2006	-27479		-174930.33	
CM	EGPS01	OS-PUR	AUD	23/08/2006	2438		14096.91	
CM	EGPS01	OS-PUR	AUD	24/08/2006	50000		295973.50	
						349441		1450136.4
CM	EPSS01	DIV	AUD	23/03/2005	0		0.00	
CM	EPSS01	OS-SAL	AUD	21/04/2005	-907603		-3548727.73	
CM	EPSS01	OS-SAL	AUD	22/04/2005	-336456		-1315542.96	
CM	EPSS01	OS-SAL	AUD	22/04/2005	-70463		-276348.81	

CM	EPSS01	OS-SAL	AUD	26/04/2005	-619312		-2438788.17
CM	EPSS01	OS-SAL	AUD	27/04/2005	-70938		-283035.36
CM	EPSS01	CONVER	AUD	04/05/2005	475678		1731467.92
CM	EPSS01	OS-PUR	AUD	20/05/2005	100000		401230.00
CM	EPSS01	DIV	AUD	25/05/2005	0		0.00
CM	EPSS01	DIV	AUD	25/05/2005	0		0.00
CM	EPSS01	DIV	AUD	25/05/2005	0		0.00
CM	EPSS01	DIV	AUD	25/05/2005	0		0.00
CM	EPSS01	OS-PUR	AUD	31/05/2005	500000		2001084.47
CM	EPSS01	OS-PUR	AUD	21/06/2005	180000		751102.56
CM	EPSS01	DIV	AUD	24/06/2005	0		0.00
CM	EPSS01	OS-PUR	AUD	08/07/2005	350000		1405849.73
CM	EPSS01	OS-PUR	AUD	20/07/2005	200000		788416.95
CM	EPSS01	OS-PUR	AUD	29/07/2005	146442		595119.96
CM	EPSS01	OS-PUR	AUD	01/08/2005	93558		379878.94
CM	EPSS01	OS-PUR	AUD	22/08/2005	66952		263113.06
CM	EPSS01	DIV	AUD	26/09/2005	0		0.00
CM	EPSS01	OS-PUR	AUD	04/10/2005	147983		616730.40
CM	EPSS01	OS-PUR	AUD	05/10/2005	512017		2142241.30
CM	EPSS01	OS-PUR	AUD	03/11/2005	84267		338282.59
CM	EPSS01	OS-PUR	AUD	09/12/2005	42981		189099.42
CM	EPSS01	OS-PUR	AUD	13/12/2005	10971		50181.59
CM	EPSS01	OS-PUR	AUD	14/12/2005	250000		1158361.11
CM	EPSS01	OS-PUR	AUD	15/12/2005	120000		562321.95
CM	EPSS01	OS-PUR	AUD	16/12/2005	76577		357843.17
CM	EPSS01	DIV	AUD	22/12/2005	0		0.00
CM	EPSS01	OS-PUR	AUD	10/01/2006	102000		467873.67
CM	EPSS01	OS-PUR	AUD	10/01/2006	238000		1096805.74
CM	EPSS01	OS-PUR	AUD	11/01/2006	400000		1861707.20
CM	EPSS01	OS-PUR	AUD	17/01/2006	160429		748433.62
CM	EPSS01	OS-PUR	AUD	18/01/2006	159571		744750.99
CM	EPSS01	OS-PUR	AUD	02/02/2006	100000		483435.01
CM	EPSS01	OS-PUR	AUD	08/02/2006	92303		423862.31
CM	EPSS01	DIV	AUD	27/03/2006	0		0.00
CM	EPSS01	OS-SAL	AUD	29/03/2006	-274535		-1383656.40
CM	EPSS01	DIV	AUD	06/04/2006	0		0.00
CM	EPSS01	DIV	AUD	06/04/2006	0		0.00
CM	EPSS01	OS-SAL	AUD	10/04/2006	-250000		-1299317.27
CM	EPSS01	OS-SAL	AUD	01/05/2006	-25000		-129250.00
CM	EPSS01	OS-PUR	AUD	05/05/2006	100275		509958.14
CM	EPSS01	OS-SAL	AUD	31/05/2006	-40000		-221600.00
CM	EPSS01	CONVER	AUD	01/06/2006	520933		2656758.30
CM	EPSS01	DIV	AUD	26/06/2006	0		0.00
CM	EPSS01	OS-SAL	AUD	02/08/2006	-850000		-5084317.50
CM	EPSS01	OS-PUR	AUD	23/08/2006	88574		512135.66
CM	EPSS01	OS-PUR	AUD	24/08/2006	540000		3194164.12
						2415204		10451626
CM	EPSS02	OS-PUR	AUD	01/03/2005	20400		80316.15
CM	EPSS02	OS-PUR	AUD	22/03/2005	5700		22348.67
CM	EPSS02	DIV	AUD	23/03/2005	0		0.00
CM	EPSS02	OS-PUR	AUD	23/03/2005	15100		57690.21
CM	EPSS02	OS-PUR	AUD	27/04/2005	143854		523628.56
CM	EPSS02	OS-PUR	AUD	03/05/2005	24626		91713.84
CM	EPSS02	OS-SAL	AUD	05/05/2005	-113770		-431229.52
CM	EPSS02	OS-SAL	AUD	16/05/2005	-5296		-20606.76
CM	EPSS02	OS-SAL	AUD	20/05/2005	-7070		-28489.61
CM	EPSS02	OS-SAL	AUD	24/05/2005	-22690		-92727.25
CM	EPSS02	DIV	AUD	25/05/2005	0		0.00

CM	EPSS02	DIV	AUD	25/05/2005	0		0.00	
CM	EPSS02	DIV	AUD	25/05/2005	0		0.00	
CM	EPSS02	DIV	AUD	25/05/2005	0		0.00	
CM	EPSS02	OS-SAL	AUD	02/06/2005	-14020		-58074.46	
CM	EPSS02	DIV	AUD	24/06/2005	0		0.00	
CM	EPSS02	OS-SAL	AUD	01/07/2005	-12310		-49850.53	
CM	EPSS02	OS-PUR	AUD	25/07/2005	11700		46685.33	
CM	EPSS02	OS-PUR	AUD	22/08/2005	23679		93056.37	
CM	EPSS02	OS-PUR	AUD	25/08/2005	29450		122512.00	
CM	EPSS02	OS-PUR	AUD	25/08/2005	17460		72459.00	
CM	EPSS02	OS-SAL	AUD	01/09/2005	-7191		-30411.72	
CM	EPSS02	OS-SAL	AUD	15/09/2005	-40410		-175333.05	
CM	EPSS02	OS-SAL	AUD	16/09/2005	-7350		-31952.15	
CM	EPSS02	OS-SAL	AUD	20/09/2005	-14680		-63401.52	
CM	EPSS02	OS-SAL	AUD	22/09/2005	-40160		-171187.98	
CM	EPSS02	DIV	AUD	26/09/2005	0		0.00	
CM	EPSS02	OS-PUR	AUD	05/10/2005	101033		419286.95	
CM	EPSS02	OS-PUR	AUD	05/10/2005	5100		21372.63	
CM	EPSS02	OS-PUR	AUD	07/10/2005	39960		161451.46	
CM	EPSS02	OS-PUR	AUD	03/11/2005	23931		96067.95	
CM	EPSS02	OS-SAL	AUD	05/12/2005	-7780		-33213.07	
CM	EPSS02	DIV	AUD	22/12/2005	0		0.00	
CM	EPSS02	OS-SAL	AUD	10/01/2006	-6770		-31129.73	
CM	EPSS02	OS-SAL	AUD	11/01/2006	-17630		-81593.58	
CM	EPSS02	OS-PUR	AUD	30/01/2006	24294		111560.48	
CM	EPSS02	OS-SAL	AUD	02/02/2006	-69460		-334632.10	
CM	EPSS02	OS-SAL	AUD	03/02/2006	-55940		-268990.10	
CM	EPSS02	OS-PUR	AUD	08/02/2006	23349		107222.23	
CM	EPSS02	OS-PUR	AUD	15/02/2006	66853		325738.15	
CM	EPSS02	OS-PUR	AUD	07/03/2006	20520		102600.00	
CM	EPSS02	OS-PUR	AUD	22/03/2006	14850		74695.50	
CM	EPSS02	DIV	AUD	27/03/2006	0		0.00	
CM	EPSS02	OS-PUR	AUD	31/03/2006	53120		264645.64	
CM	EPSS02	DIV	AUD	06/04/2006	0		0.00	
CM	EPSS02	DIV	AUD	06/04/2006	0		0.00	
CM	EPSS02	OS-PUR	AUD	26/04/2006	70000		368200.00	
CM	EPSS02	OS-PUR	AUD	01/05/2006	24310		123630.94	
CM	EPSS02	OS-PUR	AUD	23/05/2006	14000		71120.00	
CM	EPSS02	CONVER	AUD	01/06/2006	136572		696517.20	
CM	EPSS02	OS-SAL	AUD	07/06/2006	-24950		-145717.87	
CM	EPSS02	OS-SAL	AUD	08/06/2006	-38420		-223817.01	
CM	EPSS02	OS-SAL	AUD	15/06/2006	-10240		-60735.11	
CM	EPSS02	DIV	AUD	26/06/2006	0		0.00	
CM	EPSS02	OS-SAL	AUD	30/06/2006	-41838		-253226.61	
CM	EPSS02	OS-SAL	AUD	06/07/2006	-8610		-51117.98	
CM	EPSS02	OS-SAL	AUD	07/07/2006	-25270		-150470.28	
CM	EPSS02	OS-PUR	AUD	21/07/2006	45960		262505.07	
CM	EPSS02	OS-PUR	AUD	24/07/2006	9600		54860.22	
CM	EPSS02	OS-PUR	AUD	25/07/2006	3570		20186.40	
CM	EPSS02	OS-SAL	AUD	02/08/2006	-19580		-117178.96	
CM	EPSS02	OS-SAL	AUD	10/08/2006	-12860		-80297.31	
CM	EPSS02	OS-SAL	AUD	11/08/2006	-8500		-53808.71	
CM	EPSS02	OS-SAL	AUD	21/08/2006	-13130		-84812.00	
CM	EPSS02	OS-SAL	AUD	22/08/2006	-2740		-17436.41	
CM	EPSS02	OS-SAL	AUD	23/08/2006	-81690		-519284.45	
CM	EPSS02	OS-PUR	AUD	24/08/2006	151820		898033.33	
						390456		1629378.5
CM	EPSS03	OS-PUR	AUD	02/03/2005	42000		165649.62	

CM	EPSS03	DIV	AUD	23/03/2005	0		0.00	
CM	EPSS03	OS-PUR	AUD	03/05/2005	15051		56051.94	
CM	EPSS03	CONVER	AUD	04/05/2005	43283		157550.12	
CM	EPSS03	OS-PUR	AUD	06/05/2005	66000		251717.75	
CM	EPSS03	DIV	AUD	25/05/2005	0		0.00	
CM	EPSS03	DIV	AUD	25/05/2005	0		0.00	
CM	EPSS03	DIV	AUD	25/05/2005	0		0.00	
CM	EPSS03	DIV	AUD	25/05/2005	0		0.00	
CM	EPSS03	DIV	AUD	24/06/2005	0		0.00	
CM	EPSS03	OS-PUR	AUD	22/08/2005	16312		64102.56	
CM	EPSS03	DIV	AUD	26/09/2005	0		0.00	
CM	EPSS03	OS-PUR	AUD	03/11/2005	17234		69184.02	
CM	EPSS03	OS-PUR	AUD	23/11/2005	82000		350036.10	
CM	EPSS03	OS-PUR	AUD	09/12/2005	23680		106303.87	
CM	EPSS03	DIV	AUD	22/12/2005	0		0.00	
CM	EPSS03	OS-PUR	AUD	06/02/2006	46788		214855.17	
CM	EPSS03	OS-PUR	AUD	08/02/2006	16906		77634.36	
CM	EPSS03	OS-PUR	AUD	09/03/2006	28000		138042.41	
CM	EPSS03	OS-PUR	AUD	16/03/2006	54600		272465.41	
CM	EPSS03	DIV	AUD	27/03/2006	0		0.00	
CM	EPSS03	DIV	AUD	06/04/2006	0		0.00	
CM	EPSS03	DIV	AUD	06/04/2006	0		0.00	
CM	EPSS03	OS-PUR	AUD	03/05/2006	73710		374859.58	
CM	EPSS03	OS-PUR	AUD	05/05/2006	17243		87692.07	
CM	EPSS03	CONVER	AUD	01/06/2006	81221		414227.10	
CM	EPSS03	DIV	AUD	26/06/2006	0		0.00	
CM	EPSS03	OS-SAL	AUD	09/08/2006	-68000		-419541.37	
CM	EPSS03	OS-PUR	AUD	23/08/2006	17214		99529.03	
						573242		2480359.7
CM	EPSS04	OS-PUR	AUD	10/02/2005	2000		8285.40	
CM	EPSS04	OS-PUR	AUD	17/03/2005	6000		23231.22	
CM	EPSS04	DIV	AUD	23/03/2005	0		0.00	
CM	EPSS04	OS-PUR	AUD	30/03/2005	5000		19008.27	
CM	EPSS04	OS-PUR	AUD	31/03/2005	8000		30400.00	
CM	EPSS04	OS-PUR	AUD	04/04/2005	66000		252233.24	
CM	EPSS04	OS-PUR	AUD	19/04/2005	4000		15407.23	
CM	EPSS04	OS-PUR	AUD	03/05/2005	2045		7616.15	
CM	EPSS04	CONVER	AUD	04/05/2005	21750		79170.00	
CM	EPSS04	CONVER	AUD	25/05/2005	2447		8907.08	
CM	EPSS04	DIV	AUD	25/05/2005	0		0.00	
CM	EPSS04	DIV	AUD	25/05/2005	0		0.00	
CM	EPSS04	DIV	AUD	25/05/2005	0		0.00	
CM	EPSS04	DIV	AUD	25/05/2005	0		0.00	
CM	EPSS04	OS-SAL	AUD	16/06/2005	-5000		-20340.00	
CM	EPSS04	OS-SAL	AUD	24/06/2005	-16000		-64441.23	
CM	EPSS04	DIV	AUD	24/06/2005	0		0.00	
CM	EPSS04	OS-PUR	AUD	22/07/2005	12000		47874.00	
CM	EPSS04	OS-SAL	AUD	25/07/2005	-11000		-44058.81	
CM	EPSS04	OS-SAL	AUD	02/08/2005	-2000		-8180.00	
CM	EPSS04	OS-SAL	AUD	10/08/2005	-3000		-12450.00	
CM	EPSS04	INCOME	AUD	16/08/2005	2447		0.00	
CM	EPSS04	OS-PUR	AUD	22/08/2005	3656		14365.82	
CM	EPSS04	OS-SAL	AUD	20/09/2005	-13000		-56680.00	
CM	EPSS04	DIV	AUD	26/09/2005	0		0.00	
CM	EPSS04	OS-PUR	AUD	29/09/2005	6000		25974.00	
CM	EPSS04	OS-PUR	AUD	10/10/2005	7000		28366.96	
CM	EPSS04	OS-PUR	AUD	20/10/2005	5000		20512.88	
CM	EPSS04	OS-PUR	AUD	26/10/2005	7000		28681.52	

CM	EPSS04	OS-PUR	AUD	03/11/2005	3297		13235.89	
CM	EPSS04	OS-PUR	AUD	03/11/2005	1000		4142.70	
CM	EPSS04	OS-PUR	AUD	08/11/2005	8000		33010.67	
CM	EPSS04	DIV	AUD	22/12/2005	0		0.00	
CM	EPSS04	OS-SAL	AUD	17/01/2006	-32000		-148619.98	
CM	EPSS04	OS-PUR	AUD	08/02/2006	3441		15800.06	
CM	EPSS04	OS-SAL	AUD	20/02/2006	-6000		-28800.00	
CM	EPSS04	DIV	AUD	27/03/2006	0		0.00	
CM	EPSS04	DIV	AUD	06/04/2006	0		0.00	
CM	EPSS04	DIV	AUD	06/04/2006	0		0.00	
CM	EPSS04	OS-PUR	AUD	05/05/2006	2640		13424.13	
CM	EPSS04	OS-SAL	AUD	18/05/2006	-96000		-499391.01	
CM	EPSS04	CONVER	AUD	01/06/2006	6000		30600.00	
CM	EPSS04	OS-SAL	AUD	19/06/2006	-6000		-36180.00	
CM	EPSS04	DIV	AUD	26/06/2006	0		0.00	
CM	EPSS04	OS-PUR	AUD	23/08/2006	1212		7005.63	
CM	EPSS04	OS-PUR	AUD	24/08/2006	7000		41427.00	
						488		-150461.2
CM	EPSS05	OS-PUR	AUD	14/02/2005	4000		16273.29	
CM	EPSS05	OS-SAL	AUD	10/03/2005	-20000		-76760.64	
CM	EPSS05	DIV	AUD	23/03/2005	0		0.00	
CM	EPSS05	OS-SAL	AUD	08/04/2005	-5000		-18911.15	
CM	EPSS05	OS-SAL	AUD	14/04/2005	-3000		-11545.18	
CM	EPSS05	OS-PUR	AUD	19/04/2005	20536		74751.04	
CM	EPSS05	OS-PUR	AUD	03/05/2005	3657		13620.87	
CM	EPSS05	OS-PUR	AUD	06/05/2005	15000		57492.62	
CM	EPSS05	OS-PUR	AUD	09/05/2005	2917		11107.32	
CM	EPSS05	OS-PUR	AUD	09/05/2005	7292		27839.48	
CM	EPSS05	OS-PUR	AUD	09/05/2005	8808		33715.53	
CM	EPSS05	OS-PUR	AUD	09/05/2005	15983		61340.38	
CM	EPSS05	OS-PUR	AUD	11/05/2005	10000		39601.01	
CM	EPSS05	DIV	AUD	25/05/2005	0		0.00	
CM	EPSS05	OS-PUR	AUD	30/05/2005	7500		29931.48	
CM	EPSS05	OS-SAL	AUD	03/06/2005	-3000		-12349.63	
CM	EPSS05	OS-SAL	AUD	21/06/2005	-13000		-53709.67	
CM	EPSS05	DIV	AUD	24/06/2005	0		0.00	
CM	EPSS05	OS-PUR	AUD	30/06/2005	5000		20423.78	
CM	EPSS05	OS-PUR	AUD	14/07/2005	6000		23447.97	
CM	EPSS05	OS-PUR	AUD	29/07/2005	15000		61125.55	
CM	EPSS05	OS-PUR	AUD	05/08/2005	2668		10854.01	
CM	EPSS05	OS-PUR	AUD	05/08/2005	5121		20857.99	
CM	EPSS05	OS-PUR	AUD	08/08/2005	6945		28354.01	
CM	EPSS05	OS-PUR	AUD	12/08/2005	45000		187132.84	
CM	EPSS05	OS-PUR	AUD	22/08/2005	4581		18004.00	
CM	EPSS05	OS-PUR	AUD	30/08/2005	7552		31555.63	
CM	EPSS05	OS-PUR	AUD	01/09/2005	5000		21243.46	
CM	EPSS05	OS-PUR	AUD	07/09/2005	1669		7308.48	
CM	EPSS05	OS-PUR	AUD	07/09/2005	2331		10220.67	
CM	EPSS05	DIV	AUD	26/09/2005	0		0.00	
CM	EPSS05	OS-PUR	AUD	28/09/2005	2000		8593.98	
CM	EPSS05	OS-PUR	AUD	30/09/2005	7000		29832.73	
CM	EPSS05	OS-PUR	AUD	07/10/2005	10000		40400.00	
CM	EPSS05	OS-SAL	AUD	13/10/2005	-7159		-29077.40	
CM	EPSS05	OS-SAL	AUD	13/10/2005	-15841		-64399.19	
CM	EPSS05	OS-PUR	AUD	27/10/2005	10000		40683.23	
CM	EPSS05	OS-PUR	AUD	28/10/2005	7000		28127.54	
CM	EPSS05	OS-PUR	AUD	01/11/2005	7551		30719.90	
CM	EPSS05	OS-PUR	AUD	02/11/2005	1449		5895.00	

CM	EPSS05	OS-PUR	AUD	03/11/2005	6592		26463.32	
CM	EPSS05	OS-SAL	AUD	04/11/2005	-14759		-60387.86	
CM	EPSS05	OS-SAL	AUD	04/11/2005	-5241		-21697.74	
CM	EPSS05	OS-PUR	AUD	07/11/2005	5000		20642.23	
CM	EPSS05	OS-SAL	AUD	14/11/2005	-4181		-17983.17	
CM	EPSS05	OS-SAL	AUD	14/11/2005	-4819		-20727.31	
CM	EPSS05	OS-SAL	AUD	12/12/2005	-3359		-15013.45	
CM	EPSS05	OS-SAL	AUD	12/12/2005	-6641		-30392.53	
CM	EPSS05	OS-SAL	AUD	15/12/2005	-10000		-46903.65	
CM	EPSS05	DIV	AUD	22/12/2005	0		0.00	
CM	EPSS05	OS-PUR	AUD	30/12/2005	1111		5210.14	
CM	EPSS05	OS-SAL	AUD	30/01/2006	-15000		-72600.86	
CM	EPSS05	OS-PUR	AUD	08/02/2006	5532		25404.02	
CM	EPSS05	OS-PUR	AUD	24/02/2006	6677		33262.82	
CM	EPSS05	OS-SAL	AUD	27/02/2006	-5000		-24850.00	
CM	EPSS05	OS-PUR	AUD	07/03/2006	10000		49400.00	
CM	EPSS05	DIV	AUD	27/03/2006	0		0.00	
CM	EPSS05	DIV	AUD	06/04/2006	0		0.00	
CM	EPSS05	DIV	AUD	06/04/2006	0		0.00	
CM	EPSS05	OS-PUR	AUD	05/05/2006	5040		25632.27	
CM	EPSS05	OS-PUR	AUD	09/05/2006	8981		46616.94	
CM	EPSS05	OS-PUR	AUD	09/05/2006	1875		9807.57	
CM	EPSS05	OS-PUR	AUD	09/05/2006	5625		29394.51	
CM	EPSS05	OS-PUR	AUD	15/05/2006	7500		39606.03	
CM	EPSS05	CONVER	AUD	01/06/2006	28500		145350.00	
CM	EPSS05	OS-SAL	AUD	21/06/2006	-5000		-29850.00	
CM	EPSS05	OS-PUR	AUD	23/06/2006	5000		30489.00	
CM	EPSS05	DIV	AUD	26/06/2006	0		0.00	
CM	EPSS05	OS-SAL	AUD	07/07/2006	-9000		-53889.30	
CM	EPSS05	OS-SAL	AUD	10/07/2006	-7500		-44625.00	
CM	EPSS05	OS-SAL	AUD	12/07/2006	-3789		-22552.02	
CM	EPSS05	OS-SAL	AUD	13/07/2006	-5211		-30839.96	
CM	EPSS05	OS-SAL	AUD	18/07/2006	-12000		-68332.83	
CM	EPSS05	OS-SAL	AUD	19/07/2006	-5186		-29879.99	
CM	EPSS05	OS-SAL	AUD	21/07/2006	-5814		-33430.44	
CM	EPSS05	OS-SAL	AUD	25/07/2006	-5000		-28708.53	
CM	EPSS05	OS-PUR	AUD	28/07/2006	5000		29410.17	
CM	EPSS05	OS-SAL	AUD	04/08/2006	-14000		-84666.08	
CM	EPSS05	OS-PUR	AUD	09/08/2006	10000		62000.00	
CM	EPSS05	OS-SAL	AUD	11/08/2006	-18000		-113904.01	
CM	EPSS05	OS-SAL	AUD	16/08/2006	-15000		-96750.00	
CM	EPSS05	OS-PUR	AUD	21/08/2006	5000		32065.60	
CM	EPSS05	OS-PUR	AUD	23/08/2006	5117		29586.84	
CM	EPSS05	OS-PUR	AUD	24/08/2006	35450		209583.77	
						164060		625641.43
CM	EPSS06	DIV	AUD	23/03/2005	0		0.00	
CM	EPSS06	OS-SAL	AUD	27/04/2005	-70074		-279022.09	
CM	EPSS06	CONVER	AUD	04/05/2005	328177		1194564.28	
CM	EPSS06	OS-SAL	AUD	05/05/2005	-155		-588.74	
CM	EPSS06	OS-SAL	AUD	06/05/2005	-47903		-183809.46	
CM	EPSS06	OS-SAL	AUD	06/05/2005	-47902		-184044.63	
CM	EPSS06	OS-SAL	AUD	09/05/2005	-47866		-182950.96	
CM	EPSS06	OS-SAL	AUD	10/05/2005	-23971		-92099.16	
CM	EPSS06	OS-SAL	AUD	11/05/2005	-19294		-75442.77	
CM	EPSS06	OS-SAL	AUD	24/05/2005	-9769		-39970.79	
CM	EPSS06	OS-SAL	AUD	24/05/2005	-18607		-76178.73	
CM	EPSS06	CONVER	AUD	25/05/2005	35547		129391.08	
CM	EPSS06	DIV	AUD	25/05/2005	0		0.00	

CM	EPSS06	DIV	AUD	25/05/2005	0		0.00	
CM	EPSS06	DIV	AUD	25/05/2005	0		0.00	
CM	EPSS06	DIV	AUD	25/05/2005	0		0.00	
CM	EPSS06	OS-SAL	AUD	25/05/2005	-67264		-268504.44	
CM	EPSS06	OS-SAL	AUD	30/05/2005	-13509		-53765.82	
CM	EPSS06	OS-SAL	AUD	31/05/2005	-39119		-154984.07	
CM	EPSS06	OS-SAL	AUD	02/06/2005	-18630		-76970.08	
CM	EPSS06	OS-SAL	AUD	03/06/2005	-98279		-405099.42	
CM	EPSS06	OS-SAL	AUD	10/06/2005	-4733		-19318.28	
CM	EPSS06	OS-SAL	AUD	14/06/2005	-25035		-102183.24	
CM	EPSS06	DIV	AUD	24/06/2005	0		0.00	
CM	EPSS06	OS-SAL	AUD	12/07/2005	-1371		-5472.76	
CM	EPSS06	OS-PUR	AUD	21/07/2005	36703		144538.49	
CM	EPSS06	OS-PUR	AUD	21/07/2005	76351		300674.55	
CM	EPSS06	OS-PUR	AUD	22/07/2005	19575		77664.13	
CM	EPSS06	INCOME	AUD	08/08/2005	0		0.00	
CM	EPSS06	OS-SAL	AUD	18/08/2005	-45628		-186691.30	
CM	EPSS06	OS-SAL	AUD	18/08/2005	-9126		-37522.04	
CM	EPSS06	OS-SAL	AUD	19/08/2005	-228140		-938009.93	
CM	EPSS06	OS-SAL	AUD	22/08/2005	-61826		-255502.79	
CM	EPSS06	OS-PUR	AUD	15/09/2005	11360		49406.88	
CM	EPSS06	DIV	AUD	26/09/2005	0		0.00	
CM	EPSS06	OS-SAL	AUD	28/09/2005	-9894		-42259.51	
CM	EPSS06	OS-SAL	AUD	28/09/2005	-56246		-240536.87	
CM	EPSS06	OS-PUR	AUD	02/12/2005	19000		81700.00	
CM	EPSS06	DIV	AUD	22/12/2005	0		0.00	
CM	EPSS06	OS-PUR	AUD	13/01/2006	324948		1502513.90	
CM	EPSS06	OS-PUR	AUD	13/01/2006	34372		160157.45	
CM	EPSS06	OS-PUR	AUD	16/01/2006	160367		747090.62	
CM	EPSS06	OS-PUR	AUD	17/01/2006	288843		1345873.34	
CM	EPSS06	OS-PUR	AUD	18/01/2006	72290		336794.14	
CM	EPSS06	OS-PUR	AUD	18/01/2006	36105		168232.42	
CM	EPSS06	OS-PUR	AUD	19/01/2006	14442		67437.68	
CM	EPSS06	OS-PUR	AUD	19/01/2006	28884		135454.23	
CM	EPSS06	OS-PUR	AUD	19/01/2006	47218		222355.88	
CM	EPSS06	OS-PUR	AUD	23/01/2006	119128		561156.84	
CM	EPSS06	OS-PUR	AUD	25/01/2006	43504		204887.96	
CM	EPSS06	OS-PUR	AUD	25/01/2006	72507		341481.51	
CM	EPSS06	OS-PUR	AUD	30/01/2006	1160065		5626315.25	
CM	EPSS06	OS-PUR	AUD	20/03/2006	83000		417514.15	
CM	EPSS06	DIV	AUD	27/03/2006	0		0.00	
CM	EPSS06	DIV	AUD	06/04/2006	0		0.00	
CM	EPSS06	DIV	AUD	06/04/2006	0		0.00	
CM	EPSS06	OS-PUR	AUD	07/04/2006	58901		306913.08	
CM	EPSS06	OS-PUR	AUD	05/06/2006	340626		1737192.60	
CM	EPSS06	OS-PUR	AUD	21/06/2006	19527		116815.17	
CM	EPSS06	DIV	AUD	26/06/2006	0		0.00	
CM	EPSS06	OS-PUR	AUD	24/07/2006	38274		217934.03	
CM	EPSS06	OS-SAL	AUD	21/08/2006	-170904		-1103823.21	
CM	EPSS06	OS-SAL	AUD	22/08/2006	-227844		-1456826.66	
CM	EPSS06	OS-PUR	AUD	23/08/2006	49440		285862.36	
CM	EPSS06	OS-PUR	AUD	24/08/2006	330354		1953084.23	
CM	EPSS06	OS-PUR	AUD	24/08/2006	126833		772903.41	
CM	EPSS06	OS-PUR	AUD	24/08/2006	47203		292870.69	
						2660455		13037203
CM	EPSS08	OS-PUR	AUD	18/02/2005	10000		39420.85	
CM	EPSS08	OS-PUR	AUD	03/03/2005	25000		99053.66	
CM	EPSS08	OS-PUR	AUD	18/03/2005	10000		38919.31	

CM	EPSS08	DIV	AUD	23/03/2005	0	0.00
CM	EPSS08	OS-PUR	AUD	31/03/2005	15000	56924.01
CM	EPSS08	OS-PUR	AUD	04/05/2005	1377	5128.20
CM	EPSS08	CONVER	AUD	04/05/2005	11463	41725.32
CM	EPSS08	OS-PUR	AUD	05/05/2005	20000	75832.47
CM	EPSS08	OS-PUR	AUD	17/05/2005	20000	76278.10
CM	EPSS08	OS-PUR	AUD	21/06/2005	70000	292095.44
CM	EPSS08	DIV	AUD	24/06/2005	0	0.00
CM	EPSS08	OS-PUR	AUD	29/06/2005	50000	202621.15
CM	EPSS08	OS-PUR	AUD	20/07/2005	20000	78841.69
CM	EPSS08	OS-PUR	AUD	29/07/2005	50000	203193.06
CM	EPSS08	DIV	AUD	01/08/2005	0	0.00
CM	EPSS08	OS-PUR	AUD	22/08/2005	3576	14053.34
CM	EPSS08	OS-PUR	AUD	13/09/2005	40000	171600.00
CM	EPSS08	DIV	AUD	26/09/2005	0	0.00
CM	EPSS08	OS-PUR	AUD	26/09/2005	15000	64115.65
CM	EPSS08	OS-PUR	AUD	04/10/2005	50000	208378.80
CM	EPSS08	OS-PUR	AUD	05/10/2005	80000	334714.09
CM	EPSS08	OS-PUR	AUD	03/11/2005	6518	26167.35
CM	EPSS08	OS-PUR	AUD	29/11/2005	34000	147881.42
CM	EPSS08	OS-PUR	AUD	09/12/2005	20000	87992.10
CM	EPSS08	DIV	AUD	22/12/2005	0	0.00
CM	EPSS08	OS-PUR	AUD	29/12/2005	10000	47148.28
CM	EPSS08	OS-PUR	AUD	30/12/2005	30000	141144.52
CM	EPSS08	OS-PUR	AUD	10/01/2006	18000	82565.94
CM	EPSS08	OS-PUR	AUD	10/01/2006	42000	193553.95
CM	EPSS08	OS-PUR	AUD	11/01/2006	20000	93085.36
CM	EPSS08	OS-PUR	AUD	17/01/2006	20000	93304.03
CM	EPSS08	OS-PUR	AUD	18/01/2006	30000	140016.23
CM	EPSS08	OS-PUR	AUD	02/02/2006	50000	241717.51
CM	EPSS08	OS-PUR	AUD	08/02/2006	8775	40296.71
CM	EPSS08	OS-PUR	AUD	23/02/2006	10000	49652.21
CM	EPSS08	OS-PUR	AUD	24/02/2006	20000	99479.86
CM	EPSS08	OS-PUR	AUD	07/03/2006	25000	124977.97
CM	EPSS08	OS-PUR	AUD	15/03/2006	60000	294302.20
CM	EPSS08	DIV	AUD	27/03/2006	0	0.00
CM	EPSS08	OS-PUR	AUD	30/03/2006	100000	500642.63
CM	EPSS08	DIV	AUD	06/04/2006	0	0.00
CM	EPSS08	DIV	AUD	06/04/2006	0	0.00
CM	EPSS08	OS-PUR	AUD	13/04/2006	20000	102514.26
CM	EPSS08	OS-PUR	AUD	18/04/2006	25000	129396.67
CM	EPSS08	OS-PUR	AUD	01/05/2006	25000	129250.00
CM	EPSS08	OS-PUR	AUD	04/05/2006	50000	257694.99
CM	EPSS08	OS-PUR	AUD	05/05/2006	12571	63931.24
CM	EPSS08	OS-PUR	AUD	17/05/2006	70000	370280.15
CM	EPSS08	OS-PUR	AUD	23/05/2006	15000	76950.00
CM	EPSS08	CONVER	AUD	01/06/2006	130000	663000.00
CM	EPSS08	OS-PUR	AUD	19/06/2006	60000	360600.00
CM	EPSS08	OS-PUR	AUD	19/06/2006	50000	303264.68
CM	EPSS08	OS-PUR	AUD	23/06/2006	15000	90900.00
CM	EPSS08	OS-PUR	AUD	26/06/2006	25000	152565.20
CM	EPSS08	DIV	AUD	26/06/2006	0	0.00
CM	EPSS08	OS-PUR	AUD	28/06/2006	15000	90728.13
CM	EPSS08	OS-PUR	AUD	12/07/2006	100000	599086.54
CM	EPSS08	OS-PUR	AUD	26/07/2006	100000	557520.87
CM	EPSS08	OS-SAL	AUD	02/08/2006	-200000	-1196310.00
CM	EPSS08	OS-PUR	AUD	23/08/2006	17865	103295.50
CM	EPSS08	OS-PUR	AUD	24/08/2006	130000	768965.44

						1656145		8030457.1
CM	EPSS10	OS-PUR	AUD	20/05/2005	15801		63223.43	
CM	EPSS10	OS-PUR	AUD	26/05/2005	1678		6715.44	
CM	EPSS10	OS-PUR	AUD	30/05/2005	1621		6437.35	
CM	EPSS10	OS-SAL	AUD	31/05/2005	-176		-696.75	
CM	EPSS10	OS-PUR	AUD	01/06/2005	129		526.48	
CM	EPSS10	OS-PUR	AUD	03/06/2005	239		982.59	
CM	EPSS10	OS-PUR	AUD	17/06/2005	424		1747.41	
CM	EPSS10	DIV	AUD	24/06/2005	0		0.00	
CM	EPSS10	OS-PUR	AUD	27/06/2005	1219		4877.50	
CM	EPSS10	OS-PUR	AUD	30/06/2005	662		2701.79	
CM	EPSS10	OS-SAL	AUD	19/07/2005	-167		-657.78	
CM	EPSS10	OS-PUR	AUD	02/08/2005	1226		5015.88	
CM	EPSS10	OS-PUR	AUD	03/08/2005	1178		4807.71	
CM	EPSS10	OS-PUR	AUD	04/08/2005	737		2993.14	
CM	EPSS10	OS-PUR	AUD	05/08/2005	585		2381.68	
CM	EPSS10	OS-PUR	AUD	08/08/2005	552		2247.33	
CM	EPSS10	OS-PUR	AUD	09/08/2005	567		2342.43	
CM	EPSS10	OS-PUR	AUD	10/08/2005	1015		4213.54	
CM	EPSS10	OS-PUR	AUD	11/08/2005	1184		4915.11	
CM	EPSS10	OS-PUR	AUD	12/08/2005	1231		5110.22	
CM	EPSS10	OS-PUR	AUD	15/08/2005	1200		4945.52	
CM	EPSS10	OS-PUR	AUD	16/08/2005	1418		5858.14	
CM	EPSS10	OS-PUR	AUD	17/08/2005	696		2882.32	
CM	EPSS10	OS-PUR	AUD	18/08/2005	655		2680.32	
CM	EPSS10	OS-PUR	AUD	19/08/2005	705		2906.09	
CM	EPSS10	OS-PUR	AUD	22/08/2005	1036		4301.60	
CM	EPSS10	OS-PUR	AUD	23/08/2005	714		2986.05	
CM	EPSS10	OS-PUR	AUD	25/08/2005	1727		7188.00	
CM	EPSS10	OS-PUR	AUD	26/08/2005	362		1488.58	
CM	EPSS10	OS-PUR	AUD	29/08/2005	887		3682.93	
CM	EPSS10	OS-PUR	AUD	30/08/2005	486		2037.38	
CM	EPSS10	OS-PUR	AUD	31/08/2005	1028		4391.80	
CM	EPSS10	OS-PUR	AUD	01/09/2005	877		3746.71	
CM	EPSS10	OS-PUR	AUD	02/09/2005	2227		9491.88	
CM	EPSS10	OS-PUR	AUD	05/09/2005	1023		4360.21	
CM	EPSS10	OS-PUR	AUD	06/09/2005	1022		4468.42	
CM	EPSS10	OS-PUR	AUD	07/09/2005	893		3913.35	
CM	EPSS10	OS-PUR	AUD	08/09/2005	1943		8398.06	
CM	EPSS10	OS-PUR	AUD	09/09/2005	1116		4756.60	
CM	EPSS10	OS-PUR	AUD	13/09/2005	1852		8041.80	
CM	EPSS10	OS-PUR	AUD	14/09/2005	978		4266.26	
CM	EPSS10	OS-PUR	AUD	15/09/2005	1406		6119.24	
CM	EPSS10	OS-PUR	AUD	16/09/2005	709		3071.54	
CM	EPSS10	OS-PUR	AUD	19/09/2005	1010		4345.22	
CM	EPSS10	OS-PUR	AUD	21/09/2005	2029		8749.47	
CM	EPSS10	DIV	AUD	26/09/2005	0		0.00	
CM	EPSS10	OS-PUR	AUD	26/09/2005	2243		9537.64	
CM	EPSS10	OS-PUR	AUD	27/09/2005	2199		9548.55	
CM	EPSS10	OS-PUR	AUD	30/09/2005	2232		9468.53	
CM	EPSS10	OS-PUR	AUD	05/10/2005	2301		9554.04	
CM	EPSS10	OS-PUR	AUD	06/10/2005	2322		9385.69	
CM	EPSS10	OS-PUR	AUD	07/10/2005	2331		9468.71	
CM	EPSS10	OS-PUR	AUD	10/10/2005	2274		9282.67	
CM	EPSS10	OS-PUR	AUD	11/10/2005	2298		9334.66	
CM	EPSS10	OS-PUR	AUD	13/10/2005	2299		9384.73	
CM	EPSS10	OS-PUR	AUD	14/10/2005	2197		9078.26	
CM	EPSS10	OS-PUR	AUD	17/10/2005	2166		8885.15	

CM	EPSS10	OS-PUR	AUD	19/10/2005	2310	9429.63
CM	EPSS10	OS-PUR	AUD	21/10/2005	2306	9436.38
CM	EPSS10	OS-PUR	AUD	24/10/2005	2348	9514.27
CM	EPSS10	OS-PUR	AUD	25/10/2005	2274	9259.92
CM	EPSS10	OS-PUR	AUD	26/10/2005	2241	9192.80
CM	EPSS10	OS-PUR	AUD	01/11/2005	2257	9122.95
CM	EPSS10	OS-PUR	AUD	03/11/2005	988	3967.15
CM	EPSS10	OS-PUR	AUD	03/11/2005	2401	9801.10
CM	EPSS10	OS-PUR	AUD	09/11/2005	989	4146.03
CM	EPSS10	OS-PUR	AUD	10/11/2005	3908	16422.01
CM	EPSS10	OS-PUR	AUD	14/11/2005	2390	10282.27
CM	EPSS10	OS-PUR	AUD	15/11/2005	2282	9771.96
CM	EPSS10	OS-PUR	AUD	16/11/2005	2170	9292.35
CM	EPSS10	OS-PUR	AUD	17/11/2005	2024	8626.66
CM	EPSS10	OS-PUR	AUD	22/11/2005	2217	9449.26
CM	EPSS10	OS-PUR	AUD	23/11/2005	3139	13379.00
CM	EPSS10	OS-PUR	AUD	24/11/2005	2406	10351.10
CM	EPSS10	OS-PUR	AUD	28/11/2005	2234	9722.88
CM	EPSS10	OS-PUR	AUD	01/12/2005	2852	12241.35
CM	EPSS10	OS-PUR	AUD	02/12/2005	2465	10580.27
CM	EPSS10	OS-PUR	AUD	06/12/2005	2062	8788.62
CM	EPSS10	OS-PUR	AUD	07/12/2005	2247	9442.24
CM	EPSS10	OS-PUR	AUD	08/12/2005	2479	10541.15
CM	EPSS10	OS-PUR	AUD	12/12/2005	2241	10201.78
CM	EPSS10	OS-PUR	AUD	14/12/2005	2484	11581.37
CM	EPSS10	OS-PUR	AUD	15/12/2005	2179	10181.15
CM	EPSS10	OS-PUR	AUD	16/12/2005	1755	8340.52
CM	EPSS10	OS-PUR	AUD	20/12/2005	4467	20916.27
CM	EPSS10	DIV	AUD	22/12/2005	0	0.00
CM	EPSS10	OS-PUR	AUD	22/12/2005	2211	10397.03
CM	EPSS10	OS-PUR	AUD	28/12/2005	2510	11853.27
CM	EPSS10	OS-PUR	AUD	29/12/2005	2732	12901.65
CM	EPSS10	OS-PUR	AUD	30/12/2005	2170	10377.92
CM	EPSS10	OS-PUR	AUD	03/01/2006	2170	10269.36
CM	EPSS10	OS-PUR	AUD	13/01/2006	2359	10974.97
CM	EPSS10	OS-PUR	AUD	19/01/2006	2374	11211.02
CM	EPSS10	OS-PUR	AUD	24/01/2006	2349	11092.96
CM	EPSS10	OS-PUR	AUD	30/01/2006	2349	11280.98
CM	EPSS10	OS-PUR	AUD	01/02/2006	2453	11927.69
CM	EPSS10	OS-PUR	AUD	03/02/2006	2218	10674.04
CM	EPSS10	OS-PUR	AUD	06/02/2006	2802	13624.70
CM	EPSS10	OS-PUR	AUD	07/02/2006	2330	11516.10
CM	EPSS10	OS-PUR	AUD	08/02/2006	2226	10221.82
CM	EPSS10	OS-PUR	AUD	08/02/2006	135	659.14
CM	EPSS10	OS-PUR	AUD	09/02/2006	2168	10693.71
CM	EPSS10	OS-PUR	AUD	10/02/2006	2752	13491.71
CM	EPSS10	OS-PUR	AUD	13/02/2006	2199	10780.62
CM	EPSS10	OS-PUR	AUD	03/03/2006	6154	30293.20
CM	EPSS10	OS-PUR	AUD	09/03/2006	1795	8871.84
CM	EPSS10	OS-PUR	AUD	10/03/2006	2355	11616.10
CM	EPSS10	OS-PUR	AUD	15/03/2006	2063	10279.01
CM	EPSS10	OS-PUR	AUD	16/03/2006	2441	12186.83
CM	EPSS10	OS-PUR	AUD	17/03/2006	5235	26397.92
CM	EPSS10	OS-PUR	AUD	21/03/2006	2240	11183.33
CM	EPSS10	OS-PUR	AUD	22/03/2006	2192	11053.34
CM	EPSS10	OS-PUR	AUD	23/03/2006	2212	11220.59
CM	EPSS10	DIV	AUD	27/03/2006	0	0.00
CM	EPSS10	OS-PUR	AUD	28/03/2006	4023	20246.06

CM	EPSS10	OS-PUR	AUD	29/03/2006	2148		10831.46	
CM	EPSS10	OS-PUR	AUD	30/03/2006	2271		11406.26	
CM	EPSS10	OS-PUR	AUD	03/04/2006	2457		12758.37	
CM	EPSS10	DIV	AUD	06/04/2006	0		0.00	
CM	EPSS10	OS-PUR	AUD	06/04/2006	2158		11421.67	
CM	EPSS10	OS-PUR	AUD	11/04/2006	2033		10556.68	
CM	EPSS10	OS-PUR	AUD	12/04/2006	5166		26773.59	
CM	EPSS10	OS-PUR	AUD	13/04/2006	2332		12039.29	
CM	EPSS10	OS-PUR	AUD	18/04/2006	2969		15446.71	
CM	EPSS10	OS-PUR	AUD	19/04/2006	2195		11419.85	
CM	EPSS10	OS-PUR	AUD	20/04/2006	3962		20692.24	
CM	EPSS10	OS-PUR	AUD	21/04/2006	4583		23797.96	
CM	EPSS10	OS-PUR	AUD	24/04/2006	2826		14702.73	
CM	EPSS10	OS-PUR	AUD	26/04/2006	2209		11625.29	
CM	EPSS10	OS-PUR	AUD	27/04/2006	5793		30139.04	
CM	EPSS10	OS-PUR	AUD	28/04/2006	2401		12371.48	
CM	EPSS10	OS-PUR	AUD	02/05/2006	3361		17250.76	
CM	EPSS10	OS-PUR	AUD	08/05/2006	5498		28604.25	
CM	EPSS10	OS-PUR	AUD	10/05/2006	2900		15116.74	
CM	EPSS10	OS-PUR	AUD	11/05/2006	2195		11595.53	
CM	EPSS10	OS-PUR	AUD	12/05/2006	1971		10431.93	
CM	EPSS10	OS-PUR	AUD	17/05/2006	2245		11769.83	
CM	EPSS10	OS-PUR	AUD	18/05/2006	2176		11342.77	
CM	EPSS10	OS-PUR	AUD	19/05/2006	3648		19052.32	
CM	EPSS10	OS-SAL	AUD	16/06/2006	-153		-920.59	
CM	EPSS10	OS-PUR	AUD	19/06/2006	2276		13685.77	
CM	EPSS10	OS-PUR	AUD	20/06/2006	2849		17045.75	
CM	EPSS10	OS-PUR	AUD	21/06/2006	12123		72411.40	
CM	EPSS10	OS-PUR	AUD	22/06/2006	3656		21874.08	
CM	EPSS10	OS-PUR	AUD	23/06/2006	2875		17546.49	
CM	EPSS10	DIV	AUD	26/06/2006	0		0.00	
CM	EPSS10	OS-PUR	AUD	26/06/2006	8689		52904.41	
CM	EPSS10	OS-PUR	AUD	27/06/2006	2852		17491.72	
CM	EPSS10	OS-PUR	AUD	29/06/2006	6350		38627.78	
CM	EPSS10	OS-PUR	AUD	07/07/2006	8575		51133.19	
CM	EPSS10	OS-PUR	AUD	10/07/2006	5756		34438.52	
CM	EPSS10	OS-PUR	AUD	11/07/2006	3660		21788.16	
CM	EPSS10	OS-PUR	AUD	12/07/2006	11230		66852.74	
CM	EPSS10	OS-PUR	AUD	13/07/2006	2768		16394.95	
CM	EPSS10	OS-PUR	AUD	14/07/2006	2944		16936.67	
CM	EPSS10	OS-PUR	AUD	17/07/2006	2884		16187.53	
CM	EPSS10	OS-PUR	AUD	21/07/2006	11346		65499.97	
CM	EPSS10	OS-PUR	AUD	24/07/2006	3042		17256.97	
CM	EPSS10	OS-PUR	AUD	26/07/2006	3006		17022.68	
CM	EPSS10	OS-PUR	AUD	28/07/2006	2779		16348.89	
CM	EPSS10	OS-PUR	AUD	01/08/2006	2814		16723.73	
CM	EPSS10	OS-PUR	AUD	02/08/2006	2832		17057.37	
CM	EPSS10	OS-PUR	AUD	03/08/2006	3035		18735.54	
CM	EPSS10	OS-SAL	AUD	04/08/2006	-63067		-381359.80	
CM	EPSS10	OS-PUR	AUD	09/08/2006	7857		48816.98	
CM	EPSS10	OS-PUR	AUD	11/08/2006	5358		33987.12	
CM	EPSS10	OS-PUR	AUD	21/08/2006	3040		19435.55	
CM	EPSS10	OS-PUR	AUD	22/08/2006	2676		17161.95	
CM	EPSS10	OS-PUR	AUD	23/08/2006	3722		21520.19	
CM	EPSS10	OS-PUR	AUD	23/08/2006	2344		14985.84	
						359513		1751908.3
CM	ESCS02	OS-SAL	AUD	10/03/2005	-16000		-61142.61	
CM	ESCS02	OS-SAL	AUD	11/03/2005	-7000		-27089.74	

CM	ESCS02	OS-SAL	AUD	14/03/2005	-10000		-38498.25	
CM	ESCS02	OS-SAL	AUD	16/03/2005	-31000		-118983.00	
CM	ESCS02	OS-SAL	AUD	16/03/2005	-9000		-34671.75	
CM	ESCS02	OS-SAL	AUD	17/03/2005	-28000		-107931.89	
CM	ESCS02	OS-SAL	AUD	18/03/2005	-25000		-96634.43	
CM	ESCS02	OS-SAL	AUD	21/03/2005	-37000		-142591.08	
CM	ESCS02	OS-SAL	AUD	22/03/2005	-21000		-81623.04	
CM	ESCS02	DIV	AUD	23/03/2005	0		0.00	
CM	ESCS02	OS-SAL	AUD	23/03/2005	-5000		-19057.73	
CM	ESCS02	OS-SAL	AUD	24/03/2005	-15000		-56954.83	
CM	ESCS02	OS-SAL	AUD	30/03/2005	-30000		-113775.06	
CM	ESCS02	OS-SAL	AUD	31/03/2005	-24000		-91020.05	
CM	ESCS02	OS-SAL	AUD	01/04/2005	-11822		-45069.49	
						-269822		-1035043
TOTAL						9419980		43473425
CP	AMPEQ	OS-PUR	AUD	16/11/2005	109720		469704.94	
CP	AMPEQ	OS-PUR	AUD	18/11/2005	25236		109023.11	
CP	AMPEQ	DIV	AUD	22/12/2005	0		0.00	
CP	AMPEQ	OS-SAL	AUD	09/01/2006	-19201		-91162.56	
CP	AMPEQ	OS-SAL	AUD	09/01/2006	-25236		-117887.41	
CP	AMPEQ	OS-SAL	AUD	09/01/2006	-18672		-86883.54	
CP	AMPEQ	OS-SAL	AUD	10/01/2006	-45410		-207734.73	
CP	AMPEQ	OS-SAL	AUD	10/01/2006	-26437		-121029.61	
CP	AMPEQ	OS-PUR	AUD	08/02/2006	2020		9278.23	
CP	AMPEQ	OS-SAL	AUD	10/02/2006	-2020		-9872.63	
CP	AMPEQ	CONVER	AUD	01/06/2006	78000		397800.00	
CP	AMPEQ	OS-SAL	AUD	06/06/2006	-78000		-449995.92	
CP	AMPEQ	OS-PUR	AUD	24/08/2006	937400		5544832.32	
						937400		5446072.2
CP	ASBAE	OS-PUR	AUD	16/11/2005	2840		12157.12	
CP	ASBAE	OS-PUR	AUD	18/11/2005	653		2820.87	
CP	ASBAE	DIV	AUD	22/12/2005	0		0.00	
CP	ASBAE	OS-SAL	AUD	09/01/2006	-653		-3050.61	
CP	ASBAE	OS-SAL	AUD	09/01/2006	-483		-2247.61	
CP	ASBAE	OS-SAL	AUD	09/01/2006	-497		-2359.81	
CP	ASBAE	OS-SAL	AUD	10/01/2006	-1176		-5380.13	
CP	ASBAE	OS-SAL	AUD	10/01/2006	-684		-3131.57	
CP	ASBAE	OS-PUR	AUD	08/02/2006	52		240.14	
CP	ASBAE	OS-SAL	AUD	10/02/2006	-52		-254.16	
CP	ASBAE	CONVER	AUD	01/06/2006	1800		9180.00	
CP	ASBAE	OS-SAL	AUD	06/06/2006	-1800		-10385.17	
CP	ASBAE	OS-PUR	AUD	24/08/2006	21700		128350.08	
						21700		125939.15
CP	ASBPS	CONVER	AUD	04/05/2005	409832		1491788.48	
CP	ASBPS	OS-SAL	AUD	24/05/2005	-77500		-317203.00	
CP	ASBPS	OS-SAL	AUD	24/05/2005	-67018		-273371.57	
CP	ASBPS	CONVER	AUD	25/05/2005	300000		1092000.00	
CP	ASBPS	OS-SAL	AUD	10/06/2005	-565314		-2306353.92	
CP	ASBPS	INCOME	AUD	06/03/2006	0		0.00	
						0		-313140
CP	CDEV	OS-SAL	AUD	01/03/2005	-100000		-391992.94	
CP	CDEV	OS-SAL	AUD	03/03/2005	-135000		-531250.67	
CP	CDEV	OS-SAL	AUD	10/03/2005	-150000		-575765.81	
CP	CDEV	OS-SAL	AUD	14/03/2005	-125000		-480839.68	
CP	CDEV	OS-SAL	AUD	16/03/2005	-150000		-577291.89	

CP	CDEV	OS-SAL	AUD	18/03/2005	-100000		-386606.78	
CP	CDEV	OS-SAL	AUD	21/03/2005	-100000		-386507.03	
CP	CDEV	OS-SAL	AUD	22/03/2005	-110303		-430982.72	
						-970303		-3761238
CP	CEQU	OS-PUR	AUD	16/11/2005	32760		140243.65	
CP	CEQU	OS-PUR	AUD	18/11/2005	7535		32552.27	
CP	CEQU	DIV	AUD	22/12/2005	0		0.00	
CP	CEQU	OS-SAL	AUD	09/01/2006	-7535		-35199.00	
CP	CEQU	OS-SAL	AUD	09/01/2006	-5575		-25941.29	
CP	CEQU	OS-SAL	AUD	09/01/2006	-5733		-27219.16	
CP	CEQU	OS-SAL	AUD	10/01/2006	-13558		-62023.06	
CP	CEQU	OS-SAL	AUD	10/01/2006	-7894		-36139.04	
CP	CEQU	OS-PUR	AUD	08/02/2006	603		2770.28	
CP	CEQU	OS-SAL	AUD	10/02/2006	-603		-2947.13	
CP	CEQU	CONVER	AUD	01/06/2006	22900		116790.00	
CP	CEQU	OS-SAL	AUD	06/06/2006	-22900		-132114.19	
CP	CEQU	OS-PUR	AUD	24/08/2006	271800		1607729.28	
						271800		1578502.6
CP	CFSHK	OS-PUR	AUD	07/07/2005	15082		60921.96	
CP	CFSHK	DIV	AUD	26/09/2005	0		0.00	
CP	CFSHK	OS-PUR	AUD	17/10/2005	350		1445.50	
CP	CFSHK	OS-PUR	AUD	25/10/2005	9738		39708.61	
CP	CFSHK	OS-PUR	AUD	03/11/2005	258		1036.89	
CP	CFSHK	INCOME	AUD	15/11/2005	0		0.00	
CP	CFSHK	DIV	AUD	22/12/2005	0		0.00	
CP	CFSHK	OS-SAL	AUD	19/01/2006	-25428		-119959.13	
						0		-16846.17
CP	CIMP	OS-PUR	AUD	16/11/2005	496480		2125402.02	
CP	CIMP	OS-PUR	AUD	18/11/2005	114190		493317.02	
CP	CIMP	DIV	AUD	22/12/2005	0		0.00	
CP	CIMP	OS-SAL	AUD	09/01/2006	-114190		-533427.04	
CP	CIMP	OS-SAL	AUD	09/01/2006	-84491		-393148.93	
CP	CIMP	OS-SAL	AUD	09/01/2006	-86884		-412508.07	
CP	CIMP	OS-SAL	AUD	10/01/2006	-205478		-939989.39	
CP	CIMP	OS-SAL	AUD	10/01/2006	-119627		-547657.02	
CP	CIMP	OS-PUR	AUD	08/02/2006	9143		41983.56	
CP	CIMP	OS-SAL	AUD	10/02/2006	-9143		-44685.90	
CP	CIMP	CONVER	AUD	01/06/2006	347600		1772760.00	
CP	CIMP	OS-SAL	AUD	06/06/2006	-347600		-2005366.44	
CP	CIMP	OS-PUR	AUD	24/08/2006	4111300		24318827.72	
						4111300		23875508
CP	DIAMR	OS-PUR	AUD	17/02/2005	34295		138412.17	
CP	DIAMR	DIV	AUD	23/03/2005	0		0.00	
CP	DIAMR	CONVER	AUD	04/05/2005	230465		838892.60	
CP	DIAMR	OS-PUR	AUD	12/05/2005	40069		149226.22	
CP	DIAMR	DIV	AUD	23/05/2005	0		0.00	
CP	DIAMR	DIV	AUD	24/06/2005	0		0.00	
CP	DIAMR	DIV	AUD	26/09/2005	0		0.00	
CP	DIAMR	OS-PUR	AUD	31/10/2005	100000		404000.00	
CP	DIAMR	DIV	AUD	22/12/2005	0		0.00	
CP	DIAMR	INCOME	AUD	17/01/2006	0		0.00	
CP	DIAMR	INCOME	AUD	17/01/2006	0		0.00	
CP	DIAMR	OS-PUR	AUD	19/01/2006	107000		505583.91	
CP	DIAMR	OS-PUR	AUD	20/01/2006	180000		866160.00	
CP	DIAMR	OS-PUR	AUD	24/01/2006	164628		775438.42	
CP	DIAMR	OS-PUR	AUD	27/01/2006	30000		143857.75	
CP	DIAMR	OS-PUR	AUD	31/01/2006	63000		305852.83	
CP	DIAMR	OS-PUR	AUD	01/02/2006	32000		155389.10	

CP	DIAMR	OS-PUR	AUD	02/02/2006	65000			312877.74	
CP	DIAMR	OS-PUR	AUD	03/02/2006	63000			304185.47	
CP	DIAMR	OS-PUR	AUD	24/02/2006	70000			348019.00	
CP	DIAMR	OS-PUR	AUD	28/02/2006	67600			341582.80	
CP	DIAMR	OS-PUR	AUD	01/03/2006	69000			341398.20	
CP	DIAMR	DIV	AUD	27/03/2006	0			0.00	
CP	DIAMR	OS-PUR	AUD	31/03/2006	359000			1789086.46	
CP	DIAMR	OS-PUR	AUD	05/05/2006	48483			246565.96	
CP	DIAMR	CONVER	AUD	01/06/2006	230850			1177335.00	
CP	DIAMR	DIV	AUD	26/06/2006	0			0.00	
CP	DIAMR	OS-PUR	AUD	17/07/2006	100000			567575.40	
CP	DIAMR	OS-PUR	AUD	26/07/2006	120000			675600.00	
CP	DIAMR	OS-PUR	AUD	23/08/2006	50233			290451.36	
CP	DIAMR	OS-PUR	AUD	24/08/2006	177184			1047999.06	
						2401807			11725489
CP	FSGP	CONVER	AUD	04/05/2005	80000			291200.00	
CP	FSGP	DIV	AUD	24/06/2005	0			0.00	
CP	FSGP	OS-SAL	AUD	10/08/2005	-80000			-331170.00	
CP	FSGP	INCOME	AUD	06/03/2006	0			0.00	
						0			-39970
CP	MACEQ	OS-PUR	AUD	16/11/2005	6960			29793.50	
CP	MACEQ	OS-PUR	AUD	18/11/2005	1601			6916.12	
CP	MACEQ	DIV	AUD	22/12/2005	0			0.00	
CP	MACEQ	OS-SAL	AUD	09/01/2006	-1184			-5509.67	
CP	MACEQ	OS-SAL	AUD	09/01/2006	-1218			-5783.19	
CP	MACEQ	OS-SAL	AUD	09/01/2006	-1601			-7479.37	
CP	MACEQ	OS-SAL	AUD	10/01/2006	-1677			-7677.85	
CP	MACEQ	OS-SAL	AUD	10/01/2006	-2881			-13180.39	
CP	MACEQ	OS-PUR	AUD	08/02/2006	128			588.57	
CP	MACEQ	OS-SAL	AUD	10/02/2006	-128			-625.63	
CP	MACEQ	CONVER	AUD	01/06/2006	4600			23460.00	
CP	MACEQ	OS-SAL	AUD	06/06/2006	-4600			-26539.88	
CP	MACEQ	OS-PUR	AUD	24/08/2006	56900			336549.28	
						56900			330511.49
CP	MACLP	DIV	AUD	23/03/2005	0			0.00	
CP	MACLP	OS-PUR	AUD	03/05/2005	16911			62978.18	
CP	MACLP	CONVER	AUD	04/05/2005	97264			354040.96	
CP	MACLP	DIV	AUD	23/05/2005	0			0.00	
CP	MACLP	DIV	AUD	23/05/2005	0			0.00	
CP	MACLP	DIV	AUD	23/05/2005	0			0.00	
CP	MACLP	DIV	AUD	23/05/2005	0			0.00	
CP	MACLP	DIV	AUD	24/06/2005	0			0.00	
CP	MACLP	DIV	AUD	26/09/2005	0			0.00	
CP	MACLP	OS-PUR	AUD	03/11/2005	18613			74718.26	
CP	MACLP	DIV	AUD	22/12/2005	0			0.00	
CP	MACLP	DIV	AUD	27/03/2006	0			0.00	
CP	MACLP	DIV	AUD	07/04/2006	0			0.00	
CP	MACLP	DIV	AUD	07/04/2006	0			0.00	
CP	MACLP	OS-PUR	AUD	05/05/2006	14944			75997.90	
CP	MACLP	CONVER	AUD	01/06/2006	64758			330265.80	
CP	MACLP	DIV	AUD	26/06/2006	0			0.00	
CP	MACLP	OS-PUR	AUD	14/07/2006	30021			173735.49	
CP	MACLP	OS-PUR	AUD	17/07/2006	10704			60774.73	
CP	MACLP	OS-SAL	AUD	08/08/2006	-90454			-552221.61	
CP	MACLP	OS-PUR	AUD	23/08/2006	14092			81477.41	
CP	MACLP	OS-PUR	AUD	24/08/2006	44769			264797.44	
						221622			926564.56
CP	MACSN	OS-PUR	AUD	24/08/2006	7405			43798.72	

						7405		43798.72
CP	NOME	CONVER	AUD	01/06/2006	59000		300900.00	
CP	NOME	OS-SAL	AUD	13/06/2006	-6000		-35194.79	
CP	NOME	DIV	AUD	26/06/2006	0		0.00	
CP	NOME	OS-SAL	AUD	30/06/2006	-3000		-18053.75	
CP	NOME	OS-SAL	AUD	14/07/2006	-8000		-46033.43	
CP	NOME	OS-SAL	AUD	28/07/2006	-4000		-23391.37	
CP	NOME	OS-SAL	AUD	03/08/2006	-7500		-45990.24	
CP	NOME	OS-PUR	AUD	23/08/2006	630		3643.75	
CP	NOME	OS-PUR	AUD	24/08/2006	3142		18584.14	
						34272		154464.31
CP	QCSF	OS-PUR	AUD	16/11/2005	15280		65412.79	
CP	QCSF	OS-PUR	AUD	18/11/2005	3514		15180.99	
CP	QCSF	DIV	AUD	22/12/2005	0		0.00	
CP	QCSF	OS-SAL	AUD	09/01/2006	-3515		-16419.96	
CP	QCSF	OS-SAL	AUD	09/01/2006	-2600		-12098.18	
CP	QCSF	OS-SAL	AUD	09/01/2006	-2674		-12695.63	
CP	QCSF	OS-SAL	AUD	10/01/2006	-6324		-28930.07	
CP	QCSF	OS-SAL	AUD	10/01/2006	-3681		-16851.76	
CP	QCSF	OS-PUR	AUD	08/02/2006	281		1292.09	
CP	QCSF	OS-SAL	AUD	10/02/2006	-281		-1373.38	
						0		-6483.11
CP	UTIND	OS-PUR	AUD	22/03/2005	21000		81900.00	
CP	UTIND	DIV	AUD	23/03/2005	0		0.00	
CP	UTIND	OS-PUR	AUD	03/05/2005	15600		61804.96	
CP	UTIND	CONVER	AUD	04/05/2005	34750		126490.00	
CP	UTIND	DIV	AUD	23/05/2005	0		0.00	
CP	UTIND	DIV	AUD	23/05/2005	0		0.00	
CP	UTIND	DIV	AUD	23/05/2005	0		0.00	
CP	UTIND	DIV	AUD	23/05/2005	0		0.00	
CP	UTIND	DIV	AUD	24/06/2005	0		0.00	
CP	UTIND	OS-PUR	AUD	03/08/2005	12000		48960.00	
CP	UTIND	OS-PUR	AUD	22/08/2005	3674		14439.25	
CP	UTIND	DIV	AUD	26/09/2005	0		0.00	
CP	UTIND	OS-PUR	AUD	10/10/2005	9000		36667.54	
CP	UTIND	OS-PUR	AUD	03/11/2005	7081		28427.44	
CP	UTIND	OS-PUR	AUD	03/11/2005	20369		84327.66	
CP	UTIND	DIV	AUD	22/12/2005	0		0.00	
CP	UTIND	OS-PUR	AUD	08/02/2006	3369		15468.75	
CP	UTIND	OS-PUR	AUD	17/03/2006	9841		49598.64	
CP	UTIND	DIV	AUD	27/03/2006	0		0.00	
CP	UTIND	DIV	AUD	07/04/2006	0		0.00	
CP	UTIND	DIV	AUD	07/04/2006	0		0.00	
CP	UTIND	OS-PUR	AUD	04/05/2006	10000		51402.63	
CP	UTIND	OS-PUR	AUD	05/05/2006	6261		31841.56	
CP	UTIND	DIV	AUD	26/06/2006	0		0.00	
CP	UTIND	OS-PUR	AUD	31/07/2006	10300		61589.09	
CP	UTIND	OS-PUR	AUD	23/08/2006	5700		32959.51	
						168945		725877.03
CP	WCLP	DIV	AUD	23/03/2005	0		0.00	
CP	WCLP	OS-PUR	AUD	03/05/2005	13015		48471.98	
CP	WCLP	CONVER	AUD	04/05/2005	74860		272490.40	
CP	WCLP	DIV	AUD	23/05/2005	0		0.00	
CP	WCLP	DIV	AUD	23/05/2005	0		0.00	
CP	WCLP	DIV	AUD	23/05/2005	0		0.00	
CP	WCLP	DIV	AUD	23/05/2005	0		0.00	
CP	WCLP	DIV	AUD	24/06/2005	0		0.00	
CP	WCLP	DIV	AUD	26/09/2005	0		0.00	

CP	WCLP	OS-PUR	AUD	03/11/2005	14325		57507.79	
CP	WCLP	DIV	AUD	22/12/2005	0		0.00	
CP	WCLP	OS-PUR	AUD	13/02/2006	10000		49304.02	
CP	WCLP	DIV	AUD	27/03/2006	0		0.00	
CP	WCLP	DIV	AUD	07/04/2006	0		0.00	
CP	WCLP	DIV	AUD	07/04/2006	0		0.00	
CP	WCLP	OS-SAL	AUD	20/04/2006	-860802		-4476170.40	
CP	WCLP	OS-PUR	AUD	05/05/2006	11637		59180.14	
CP	WCLP	OS-SAL	AUD	08/05/2006	-11637		-60745.14	
						-748602		-4049961
CP	WDEQ	DIV	AUD	23/03/2005	0		0.00	
CP	WDEQ	CONVER	AUD	04/05/2005	9670		35198.80	
CP	WDEQ	DIV	AUD	23/05/2005	0		0.00	
CP	WDEQ	DIV	AUD	23/05/2005	0		0.00	
CP	WDEQ	DIV	AUD	23/05/2005	0		0.00	
CP	WDEQ	DIV	AUD	23/05/2005	0		0.00	
CP	WDEQ	DIV	AUD	24/06/2005	0		0.00	
CP	WDEQ	OS-PUR	AUD	22/08/2005	989		3885.00	
CP	WDEQ	DIV	AUD	26/09/2005	0		0.00	
CP	WDEQ	OS-SAL	AUD	07/10/2005	-1700		-6902.00	
CP	WDEQ	OS-PUR	AUD	03/11/2005	1839		7382.51	
CP	WDEQ	DIV	AUD	22/12/2005	0		0.00	
CP	WDEQ	OS-PUR	AUD	08/02/2006	808		3712.50	
CP	WDEQ	OS-PUR	AUD	17/03/2006	4055		20437.20	
CP	WDEQ	DIV	AUD	27/03/2006	0		0.00	
CP	WDEQ	DIV	AUD	07/04/2006	0		0.00	
CP	WDEQ	DIV	AUD	07/04/2006	0		0.00	
CP	WDEQ	OS-PUR	AUD	05/05/2006	1519		7726.40	
CP	WDEQ	DIV	AUD	26/06/2006	0		0.00	
CP	WDEQ	OS-SAL	AUD	24/07/2006	-2160		-12320.96	
CP	WDEQ	OS-PUR	AUD	23/08/2006	1354		7830.83	
						16374		66950.28
CP	WEQC	OS-PUR	AUD	24/08/2006	57750		341598.10	
						57750		341598.1
CP	WEQI	DIV	AUD	23/03/2005	0		0.00	
CP	WEQI	CONVER	AUD	04/05/2005	114540		416925.60	
CP	WEQI	DIV	AUD	23/05/2005	0		0.00	
CP	WEQI	DIV	AUD	23/05/2005	0		0.00	
CP	WEQI	DIV	AUD	23/05/2005	0		0.00	
CP	WEQI	DIV	AUD	23/05/2005	0		0.00	
CP	WEQI	DIV	AUD	24/06/2005	0		0.00	
CP	WEQI	OS-PUR	AUD	22/08/2005	11632		45713.50	
CP	WEQI	DIV	AUD	26/09/2005	0		0.00	
CP	WEQI	OS-PUR	AUD	03/11/2005	4350		17462.50	
CP	WEQI	OS-SAL	AUD	30/11/2005	-24000		-105120.00	
CP	WEQI	DIV	AUD	22/12/2005	0		0.00	
CP	WEQI	OS-PUR	AUD	08/02/2006	9372		43037.50	
CP	WEQI	OS-PUR	AUD	27/02/2006	19000		94559.12	
CP	WEQI	OS-PUR	AUD	17/03/2006	35971		181293.84	
CP	WEQI	DIV	AUD	27/03/2006	0		0.00	
CP	WEQI	OS-SAL	AUD	03/04/2006	-51600		-267721.44	
CP	WEQI	DIV	AUD	07/04/2006	0		0.00	
CP	WEQI	DIV	AUD	07/04/2006	0		0.00	
CP	WEQI	OS-PUR	AUD	05/05/2006	17794		90495.63	
CP	WEQI	DIV	AUD	26/06/2006	0		0.00	
CP	WEQI	OS-PUR	AUD	23/08/2006	15249		88171.46	
						152308		604817.71
CP	WEQL	OS-PUR	AUD	07/07/2005	206498		834186.66	

CP	WEQL	DIV	AUD	26/09/2005	0		0.00	
CP	WEQL	OS-PUR	AUD	25/10/2005	124442		507474.65	
CP	WEQL	OS-PUR	AUD	03/11/2005	3536		14196.74	
CP	WEQL	DIV	AUD	22/12/2005	0		0.00	
CP	WEQL	OS-SAL	AUD	27/01/2006	-69183		-329360.59	
CP	WEQL	OS-SAL	AUD	27/01/2006	-21238		-101160.84	
CP	WEQL	DIV	AUD	27/03/2006	0		0.00	
CP	WEQL	OS-PUR	AUD	03/04/2006	112919		575619.20	
CP	WEQL	CONVER	AUD	01/06/2006	252362		1287046.20	
CP	WEQL	OS-PUR	AUD	01/06/2006	127261		706067.05	
CP	WEQL	DIV	AUD	26/06/2006	0		0.00	
CP	WEQL	OS-SAL	AUD	11/07/2006	-83203		-488536.01	
CP	WEQL	OS-SAL	AUD	20/07/2006	-78143		-442785.02	
CP	WEQL	OS-SAL	AUD	24/07/2006	-73753		-419535.54	
CP	WEQL	OS-SAL	AUD	24/07/2006	-13388		-76255.37	
CP	WEQL	OS-SAL	AUD	26/07/2006	-61361		-345462.43	
CP	WEQL	OS-SAL	AUD	26/07/2006	-15840		-89424.66	
CP	WEQL	OS-PUR	AUD	23/08/2006	8758		50641.04	
CP	WEQL	OS-PUR	AUD	24/08/2006	50048		296039.86	
						469715		1978750.9
CP	WEQU	OS-PUR	AUD	16/11/2005	360240		1542166.50	
CP	WEQU	OS-PUR	AUD	18/11/2005	82855		357945.37	
CP	WEQU	DIV	AUD	22/12/2005	0		0.00	
CP	WEQU	OS-SAL	AUD	09/01/2006	-82855		-387048.75	
CP	WEQU	OS-SAL	AUD	09/01/2006	-61306		-285265.75	
CP	WEQU	OS-SAL	AUD	09/01/2006	-63042		-299310.97	
CP	WEQU	OS-SAL	AUD	10/01/2006	-149092		-682043.32	
CP	WEQU	OS-SAL	AUD	10/01/2006	-86800		-397373.75	
CP	WEQU	OS-PUR	AUD	08/02/2006	6634		30462.78	
CP	WEQU	OS-SAL	AUD	10/02/2006	-6634		-32423.30	
CP	WEQU	CONVER	AUD	01/06/2006	246900		1259190.00	
CP	WEQU	OS-SAL	AUD	06/06/2006	-246900		-1424410.18	
CP	WEQU	OS-PUR	AUD	24/08/2006	2923900		17295215.72	
						2923900		16977104
CP	WGRS	CONVER	AUD	01/06/2006	624000		3182400.00	
CP	WGRS	DIV	AUD	26/06/2006	0		0.00	
CP	WGRS	OS-PUR	AUD	23/08/2006	7420		42900.00	
CP	WGRS	OS-PUR	AUD	24/08/2006	7000000		41405831.25	
						7631420		44631131
CP	WIMP	OS-PUR	AUD	16/11/2005	746160		3194267.59	
CP	WIMP	OS-PUR	AUD	18/11/2005	171617		741409.82	
CP	WIMP	DIV	AUD	22/12/2005	0		0.00	
CP	WIMP	OS-SAL	AUD	09/01/2006	-171616		-801686.77	
CP	WIMP	OS-SAL	AUD	09/01/2006	-126982		-590865.75	
CP	WIMP	OS-SAL	AUD	09/01/2006	-130578		-619958.55	
CP	WIMP	OS-SAL	AUD	10/01/2006	-308814		-1412715.15	
CP	WIMP	OS-SAL	AUD	10/01/2006	-179787		-823071.83	
CP	WIMP	OS-PUR	AUD	08/02/2006	13740		63097.17	
CP	WIMP	OS-SAL	AUD	10/02/2006	-13740		-67153.47	
CP	WIMP	CONVER	AUD	01/06/2006	523700		2670870.00	
CP	WIMP	OS-SAL	AUD	06/06/2006	-523700		-3021318.78	
CP	WIMP	OS-PUR	AUD	24/08/2006	6177000		36537688.52	
						6177000		35870563
CP	WIPS	CONVER	AUD	04/05/2005	409832		1491788.48	
CP	WIPS	OS-SAL	AUD	24/05/2005	-77500		-317020.16	
CP	WIPS	OS-SAL	AUD	24/05/2005	-67018		-273213.99	
CP	WIPS	CONVER	AUD	25/05/2005	311293		1133106.52	
CP	WIPS	OS-SAL	AUD	25/05/2005	-75000		-299627.74	

CP	WIPS	DIV	AUD	24/06/2005	0		0.00	
CP	WIPS	DIV	AUD	26/09/2005	0		0.00	
CP	WIPS	OS-PUR	AUD	03/11/2005	8590		34485.48	
CP	WIPS	DIV	AUD	22/12/2005	0		0.00	
CP	WIPS	OS-PUR	AUD	27/01/2006	6000		28768.53	
CP	WIPS	INCOME	AUD	06/03/2006	0		0.00	
CP	WIPS	DIV	AUD	27/03/2006	0		0.00	
CP	WIPS	DIV	AUD	07/04/2006	0		0.00	
CP	WIPS	OS-PUR	AUD	05/05/2006	6978		35488.54	
CP	WIPS	OS-SAL	AUD	19/05/2006	-38242		-199623.24	
CP	WIPS	CONVER	AUD	01/06/2006	28029		142947.90	
CP	WIPS	DIV	AUD	26/06/2006	0		0.00	
CP	WIPS	OS-PUR	AUD	23/08/2006	6099		35266.14	
CP	WIPS	OS-PUR	AUD	24/08/2006	20460		121023.33	
						539521		1933389.8
CP	WISH	OS-PUR	AUD	16/11/2005	229560		982733.01	
CP	WISH	OS-PUR	AUD	18/11/2005	52799		228099.18	
CP	WISH	DIV	AUD	22/12/2005	0		0.00	
CP	WISH	OS-SAL	AUD	09/01/2006	-52799		-246645.19	
CP	WISH	OS-SAL	AUD	09/01/2006	-39066		-181779.79	
CP	WISH	OS-SAL	AUD	09/01/2006	-40173		-190733.47	
CP	WISH	OS-SAL	AUD	10/01/2006	-95008		-434628.10	
CP	WISH	OS-SAL	AUD	10/01/2006	-55313		-253225.05	
CP	WISH	OS-PUR	AUD	08/02/2006	4227		19412.18	
CP	WISH	OS-SAL	AUD	10/02/2006	-4227		-20659.23	
CP	WISH	CONVER	AUD	01/06/2006	150500		767550.00	
CP	WISH	OS-SAL	AUD	06/06/2006	-150500		-868261.37	
CP	WISH	OS-PUR	AUD	24/08/2006	1200000		7098142.50	
						1200000		6900004.7
CP	WPRI	OS-PUR	AUD	11/02/2005	25000		103956.45	
CP	WPRI	OS-PUR	AUD	18/03/2005	162000		628409.66	
CP	WPRI	DIV	AUD	23/03/2005	0		0.00	
CP	WPRI	OS-SAL	AUD	04/04/2005	-402900		-1534847.55	
CP	WPRI	CONVER	AUD	04/05/2005	374710		1363944.40	
CP	WPRI	OS-PUR	AUD	18/05/2005	41000		160063.90	
CP	WPRI	DIV	AUD	23/05/2005	0		0.00	
CP	WPRI	DIV	AUD	23/05/2005	0		0.00	
CP	WPRI	DIV	AUD	23/05/2005	0		0.00	
CP	WPRI	DIV	AUD	23/05/2005	0		0.00	
CP	WPRI	OS-PUR	AUD	25/05/2005	35000		139992.85	
CP	WPRI	OS-PUR	AUD	07/06/2005	49000		200860.68	
CP	WPRI	OS-PUR	AUD	10/06/2005	15000		61462.43	
CP	WPRI	OS-PUR	AUD	16/06/2005	38000		155198.91	
CP	WPRI	OS-PUR	AUD	17/06/2005	148000		606444.16	
CP	WPRI	OS-SAL	AUD	20/06/2005	-36000		-147153.82	
CP	WPRI	OS-PUR	AUD	24/06/2005	103000		417103.30	
CP	WPRI	DIV	AUD	24/06/2005	0		0.00	
CP	WPRI	OS-PUR	AUD	08/07/2005	50000		199754.54	
CP	WPRI	OS-SAL	AUD	14/07/2005	-25000		-97400.06	
CP	WPRI	OS-SAL	AUD	19/07/2005	-14000		-55029.33	
CP	WPRI	OS-PUR	AUD	25/07/2005	20000		80082.00	
CP	WPRI	OS-PUR	AUD	09/08/2005	85000		346659.20	
CP	WPRI	OS-PUR	AUD	16/08/2005	15000		62163.65	
CP	WPRI	OS-PUR	AUD	19/08/2005	35000		144347.80	
CP	WPRI	OS-PUR	AUD	22/08/2005	40713		159997.25	
CP	WPRI	OS-PUR	AUD	01/09/2005	6000		25646.26	
CP	WPRI	OS-PUR	AUD	02/09/2005	20000		85121.15	
CP	WPRI	OS-PUR	AUD	05/09/2005	12000		51052.27	

CP	WPRI	OS-PUR	AUD	07/09/2005	10000	43894.95
CP	WPRI	OS-PUR	AUD	09/09/2005	40000	170574.66
CP	WPRI	OS-SAL	AUD	16/09/2005	-26000	-113342.50
CP	WPRI	OS-SAL	AUD	16/09/2005	-11000	-47630.00
CP	WPRI	OS-PUR	AUD	21/09/2005	12000	51852.29
CP	WPRI	OS-PUR	AUD	22/09/2005	22000	94763.04
CP	WPRI	DIV	AUD	26/09/2005	0	0.00
CP	WPRI	OS-PUR	AUD	26/09/2005	31000	132195.36
CP	WPRI	OS-PUR	AUD	05/10/2005	37000	154448.15
CP	WPRI	OS-PUR	AUD	17/10/2005	50000	205230.14
CP	WPRI	OS-PUR	AUD	02/11/2005	45000	182887.27
CP	WPRI	OS-PUR	AUD	03/11/2005	49665	199375.00
CP	WPRI	OS-PUR	AUD	11/11/2005	50000	211500.00
CP	WPRI	OS-PUR	AUD	16/11/2005	13000	55640.00
CP	WPRI	OS-PUR	AUD	24/11/2005	22000	94241.09
CP	WPRI	OS-PUR	AUD	07/12/2005	32000	134573.00
CP	WPRI	OS-PUR	AUD	19/12/2005	25000	118166.00
CP	WPRI	DIV	AUD	22/12/2005	0	0.00
CP	WPRI	OS-PUR	AUD	22/12/2005	100000	471445.25
CP	WPRI	OS-PUR	AUD	22/12/2005	45000	211667.24
CP	WPRI	OS-PUR	AUD	27/01/2006	44000	209580.80
CP	WPRI	OS-PUR	AUD	06/02/2006	88000	428469.06
CP	WPRI	OS-PUR	AUD	08/02/2006	38641	177443.75
CP	WPRI	OS-PUR	AUD	16/02/2006	28000	136609.08
CP	WPRI	OS-PUR	AUD	21/02/2006	25000	121524.43
CP	WPRI	OS-PUR	AUD	28/02/2006	50000	252898.95
CP	WPRI	OS-PUR	AUD	09/03/2006	25000	123626.59
CP	WPRI	OS-PUR	AUD	16/03/2006	25000	124627.61
CP	WPRI	OS-PUR	AUD	17/03/2006	100809	508077.36
CP	WPRI	OS-PUR	AUD	23/03/2006	23000	116582.17
CP	WPRI	DIV	AUD	27/03/2006	0	0.00
CP	WPRI	OS-PUR	AUD	28/03/2006	42000	211423.80
CP	WPRI	OS-PUR	AUD	05/04/2006	21600	112867.57
CP	WPRI	DIV	AUD	07/04/2006	0	0.00
CP	WPRI	DIV	AUD	07/04/2006	0	0.00
CP	WPRI	OS-PUR	AUD	11/04/2006	17400	90306.00
CP	WPRI	OS-PUR	AUD	11/04/2006	2600	13514.08
CP	WPRI	OS-PUR	AUD	12/04/2006	20000	103906.39
CP	WPRI	OS-PUR	AUD	18/04/2006	11500	59631.06
CP	WPRI	OS-PUR	AUD	21/04/2006	30000	155883.61
CP	WPRI	OS-PUR	AUD	01/05/2006	30000	154658.36
CP	WPRI	OS-PUR	AUD	05/05/2006	31500	164611.15
CP	WPRI	OS-PUR	AUD	10/05/2006	25000	130488.61
CP	WPRI	OS-PUR	AUD	12/05/2006	10000	52969.24
CP	WPRI	OS-PUR	AUD	18/05/2006	20900	109000.61
CP	WPRI	OS-PUR	AUD	24/05/2006	30000	150703.31
CP	WPRI	OS-PUR	AUD	29/05/2006	27000	147511.64
CP	WPRI	OS-PUR	AUD	05/06/2006	90000	528643.30
CP	WPRI	OS-PUR	AUD	08/06/2006	28000	163942.66
CP	WPRI	OS-PUR	AUD	15/06/2006	20000	119710.58
CP	WPRI	OS-PUR	AUD	22/06/2006	10615	63557.64
CP	WPRI	OS-PUR	AUD	22/06/2006	14385	85878.45
CP	WPRI	DIV	AUD	26/06/2006	0	0.00
CP	WPRI	OS-PUR	AUD	28/06/2006	48000	293625.60
CP	WPRI	OS-PUR	AUD	10/07/2006	70000	418153.17
CP	WPRI	OS-PUR	AUD	19/07/2006	30000	171724.84
CP	WPRI	OS-PUR	AUD	24/07/2006	26200	149229.96
CP	WPRI	OS-PUR	AUD	31/07/2006	20000	119590.46

CP	WPRI	OS-PUR	AUD	04/08/2006	10000		60491.94	
CP	WPRI	OS-PUR	AUD	09/08/2006	30000		186791.26	
CP	WPRI	OS-PUR	AUD	23/08/2006	74150		428734.01	
CP	WPRI	OS-PUR	AUD	24/08/2006	293279		1732119.71	
						2874767		13908420
CP	WPRS	DIV	AUD	23/03/2005	0		0.00	
CP	WPRS	OS-SAL	AUD	27/04/2005	-103184		-411678.37	
CP	WPRS	OS-PUR	AUD	03/05/2005	1168621		4352179.15	
CP	WPRS	CONVER	AUD	04/05/2005	6721512		24466303.68	
CP	WPRS	DIV	AUD	23/05/2005	0		0.00	
CP	WPRS	DIV	AUD	23/05/2005	0		0.00	
CP	WPRS	DIV	AUD	23/05/2005	0		0.00	
CP	WPRS	DIV	AUD	23/05/2005	0		0.00	
CP	WPRS	OS-SAL	AUD	15/06/2005	-513669		-2093473.22	
CP	WPRS	OS-SAL	AUD	16/06/2005	-486331		-1979145.89	
CP	WPRS	OS-SAL	AUD	17/06/2005	-600000		-2453696.25	
CP	WPRS	OS-SAL	AUD	21/06/2005	-821263		-3396886.53	
CP	WPRS	OS-SAL	AUD	22/06/2005	-722863		-2950447.73	
CP	WPRS	OS-SAL	AUD	23/06/2005	-455874		-1865430.64	
CP	WPRS	DIV	AUD	24/06/2005	0		0.00	
CP	WPRS	OS-SAL	AUD	28/06/2005	-28835		-116770.10	
CP	WPRS	OS-SAL	AUD	29/06/2005	-1000		-4049.60	
CP	WPRS	OS-SAL	AUD	30/06/2005	-1110165		-4509783.00	
CP	WPRS	OS-SAL	AUD	30/06/2005	-860000		-3482652.78	
CP	WPRS	OS-SAL	AUD	01/07/2005	-1500000		-6075000.00	
CP	WPRS	OS-SAL	AUD	14/07/2005	-300000		-1182000.00	
CP	WPRS	OS-SAL	AUD	15/07/2005	-300000		-1179000.00	
CP	WPRS	DIV	AUD	26/09/2005	0		0.00	
CP	WPRS	OS-PUR	AUD	31/10/2005	400000		1616000.00	
CP	WPRS	OS-PUR	AUD	03/11/2005	1152605		4627017.38	
CP	WPRS	DIV	AUD	22/12/2005	0		0.00	
CP	WPRS	OS-SAL	AUD	13/01/2006	-80000		-371046.75	
CP	WPRS	OS-SAL	AUD	16/01/2006	-70000		-324295.86	
CP	WPRS	OS-SAL	AUD	19/01/2006	-20000		-93982.55	
CP	WPRS	OS-SAL	AUD	20/01/2006	-30000		-142876.94	
CP	WPRS	OS-SAL	AUD	23/01/2006	-50000		-234447.68	
CP	WPRS	OS-SAL	AUD	24/01/2006	-80000		-373241.11	
CP	WPRS	OS-SAL	AUD	27/01/2006	-20000		-95231.34	
CP	WPRS	OS-SAL	AUD	30/01/2006	-40000		-191303.71	
CP	WPRS	OS-SAL	AUD	31/01/2006	-30000		-145108.11	
CP	WPRS	OS-SAL	AUD	01/02/2006	-50000		-241637.06	
CP	WPRS	OS-SAL	AUD	02/02/2006	-30000		-144747.13	
CP	WPRS	OS-SAL	AUD	03/02/2006	-30000		-144229.46	
CP	WPRS	OS-SAL	AUD	06/02/2006	-25000		-120929.32	
CP	WPRS	OS-SAL	AUD	07/02/2006	-40000		-195417.96	
CP	WPRS	OS-SAL	AUD	08/02/2006	-30000		-148167.35	
CP	WPRS	OS-SAL	AUD	14/02/2006	-40000		-195306.24	
CP	WPRS	OS-SAL	AUD	16/02/2006	-20000		-97176.34	
CP	WPRS	OS-SAL	AUD	17/02/2006	-50000		-240831.28	
CP	WPRS	OS-SAL	AUD	20/02/2006	-50000		-239978.47	
CP	WPRS	OS-SAL	AUD	21/02/2006	-30000		-145073.29	
CP	WPRS	OS-SAL	AUD	21/03/2006	-120000		-596978.31	
CP	WPRS	OS-SAL	AUD	23/03/2006	-20000		-101158.11	
CP	WPRS	OS-SAL	AUD	24/03/2006	-20000		-101433.41	
CP	WPRS	DIV	AUD	27/03/2006	0		0.00	
CP	WPRS	OS-SAL	AUD	27/03/2006	-20000		-100856.89	
CP	WPRS	OS-SAL	AUD	29/03/2006	-1784852		-8995654.08	
CP	WPRS	DIV	AUD	07/04/2006	0		0.00	

CP	WPRS	DIV	AUD	07/04/2006	0		0.00		
CP	WPRS	OS-SAL	AUD	10/04/2006	-25000		-130006.00		
CP	WPRS	OS-PUR	AUD	05/05/2006	917636		4666727.73		
CP	WPRS	CONVER	AUD	01/06/2006	3870758		19740865.80		
CP	WPRS	OS-SAL	AUD	13/06/2006	-255264		-1495476.62		
CP	WPRS	OS-SAL	AUD	21/06/2006	-128485		-764628.51		
CP	WPRS	DIV	AUD	26/06/2006	0		0.00		
CP	WPRS	OS-SAL	AUD	26/06/2006	-477593		-2892513.59		
CP	WPRS	OS-SAL	AUD	28/06/2006	-90436		-553222.72		
CP	WPRS	OS-SAL	AUD	28/06/2006	-48000		-293625.60		
CP	WPRS	OS-SAL	AUD	03/07/2006	-1240598		-7232686.34		
CP	WPRS	OS-PUR	AUD	14/07/2006	479983		2777898.02		
CP	WPRS	OS-PUR	AUD	17/07/2006	171127		971678.44		
CP	WPRS	OS-PUR	AUD	23/08/2006	837728		4843744.74		
CP	WPRS	OS-PUR	AUD	24/08/2006	2729680		16146381.35		
						5601238			25365514
CP	WSEQ	OS-PUR	AUD	24/08/2006	1000000		5915118.75		
						1000000			5915118.8
TOTAL						**35158239**			**191238452**
P2	WASS01	OS-PUR	AUD	24/08/2006	38606		228359.07		
						38606			228359.07
P2	WASS06	TAKE ON BAL	AUD	19/08/2005	618519		0.00		
P2	WASS06	OS-PUR	AUD	23/08/2005	19757		82434.81		
P2	WASS06	OS-PUR	AUD	24/08/2005	30654		127318.23		
P2	WASS06	OS-PUR	AUD	06/09/2005	12009		51637.46		
P2	WASS06	OS-PUR	AUD	21/09/2005	6142		24141.26		
P2	WASS06	DIV	AUD	26/09/2005	0		0.00		
P2	WASS06	OS-SAL	AUD	06/10/2005	-52926		-219642.90		
P2	WASS06	OS-SAL	AUD	25/10/2005	-21808		-88443.85		
P2	WASS06	OS-SAL	AUD	28/10/2005	-11628		-46673.10		
P2	WASS06	OS-PUR	AUD	03/11/2005	5883		23618.41		
P2	WASS06	OS-SAL	AUD	17/11/2005	-9419		-40136.68		
P2	WASS06	OS-SAL	AUD	23/11/2005	-12310		-52318.36		
P2	WASS06	OS-SAL	AUD	24/11/2005	-18137		-77235.55		
P2	WASS06	OS-SAL	AUD	06/12/2005	-10460		-44417.11		
P2	WASS06	OS-SAL	AUD	12/12/2005	-85013		-382558.50		
P2	WASS06	OS-SAL	AUD	19/12/2005	-38551		-181575.21		
P2	WASS06	DIV	AUD	22/12/2005	0		0.00		
P2	WASS06	OS-PUR	AUD	30/12/2005	46655		223239.48		
P2	WASS06	OS-SAL	AUD	25/01/2006	-38651		-182432.72		
P2	WASS06	OS-PUR	AUD	08/02/2006	3239		14874.48		
P2	WASS06	OS-PUR	AUD	10/03/2006	8252		40977.44		
P2	WASS06	OS-PUR	AUD	14/03/2006	6055		29677.53		
P2	WASS06	OS-PUR	AUD	14/03/2006	462		2263.80		
P2	WASS06	OS-PUR	AUD	15/03/2006	1910		9392.74		
P2	WASS06	DIV	AUD	27/03/2006	0		0.00		
P2	WASS06	OS-SAL	AUD	07/04/2006	-10743		-55971.03		
P2	WASS06	OS-SAL	AUD	07/04/2006	-2081		-10826.64		
P2	WASS06	OS-PUR	AUD	02/05/2006	18523		94931.96		
P2	WASS06	OS-PUR	AUD	03/05/2006	27129		138483.86		
P2	WASS06	OS-PUR	AUD	03/05/2006	94		480.34		
P2	WASS06	OS-PUR	AUD	05/05/2006	3114		15834.29		
P2	WASS06	OS-PUR	AUD	05/05/2006	54361		283202.21		
P2	WASS06	OS-PUR	AUD	09/05/2006	41812		218081.79		
P2	WASS06	OS-PUR	AUD	10/05/2006	34695		181931.14		

P2	WASS06	OS-PUR	AUD	12/05/2006	17259		91440.58	
P2	WASS06	OS-PUR	AUD	26/05/2006	147016		785065.44	
P2	WASS06	OS-PUR	AUD	30/05/2006	45098		246776.01	
P2	WASS06	OS-PUR	AUD	31/05/2006	154		840.84	
P2	WASS06	OS-PUR	AUD	31/05/2006	50566		278120.70	
P2	WASS06	OS-PUR	AUD	13/06/2006	12419		73272.10	
P2	WASS06	OS-PUR	AUD	14/06/2006	6616		38571.28	
P2	WASS06	OS-PUR	AUD	19/06/2006	578		3479.56	
P2	WASS06	OS-PUR	AUD	19/06/2006	18544		112088.57	
P2	WASS06	OS-PUR	AUD	23/06/2006	1278		7783.02	
P2	WASS06	OS-PUR	AUD	23/06/2006	7190		43983.49	
P2	WASS06	DIV	AUD	26/06/2006	0		0.00	
P2	WASS06	ADJUST	AUD	30/06/2006	0		0.00	
P2	WASS06	OS-PUR	AUD	04/07/2006	32678		193241.28	
P2	WASS06	OS-PUR	AUD	05/07/2006	400		2356.00	
P2	WASS06	OS-PUR	AUD	05/07/2006	15171		90095.24	
P2	WASS06	OS-PUR	AUD	11/07/2006	26250		155373.99	
P2	WASS06	OS-PUR	AUD	12/07/2006	43426		259954.40	
P2	WASS06	OS-PUR	AUD	13/07/2006	50724		301537.01	
P2	WASS06	OS-PUR	AUD	18/07/2006	53194		304184.50	
P2	WASS06	OS-PUR	AUD	19/07/2006	22168		128438.14	
P2	WASS06	OS-PUR	AUD	19/07/2006	1086		6298.80	
P2	WASS06	OS-PUR	AUD	21/07/2006	41766		239826.53	
P2	WASS06	OS-PUR	AUD	25/07/2006	773		4375.18	
P2	WASS06	OS-PUR	AUD	25/07/2006	16894		96725.13	
P2	WASS06	OS-PUR	AUD	26/07/2006	58281		329051.65	
P2	WASS06	OS-PUR	AUD	28/07/2006	46749		274281.19	
P2	WASS06	OS-PUR	AUD	28/07/2006	739		4345.32	
P2	WASS06	OS-PUR	AUD	01/08/2006	1178		7009.10	
P2	WASS06	OS-PUR	AUD	01/08/2006	40673		242557.51	
P2	WASS06	OS-PUR	AUD	02/08/2006	39104		234971.75	
P2	WASS06	OS-PUR	AUD	04/08/2006	65724		399683.48	
P2	WASS06	OS-PUR	AUD	04/08/2006	760		4620.80	
P2	WASS06	OS-PUR	AUD	08/08/2006	27992		170770.25	
P2	WASS06	OS-SAL	AUD	09/08/2006	-62289		-383077.35	
P2	WASS06	OS-PUR	AUD	09/08/2006	46797		289395.05	
P2	WASS06	OS-PUR	AUD	11/08/2006	52595		334120.06	
P2	WASS06	OS-PUR	AUD	11/08/2006	1415		8971.10	
P2	WASS06	OS-PUR	AUD	15/08/2006	1749		10966.23	
P2	WASS06	OS-PUR	AUD	15/08/2006	45310		288026.83	
P2	WASS06	OS-PUR	AUD	16/08/2006	2212		14311.64	
P2	WASS06	OS-PUR	AUD	16/08/2006	17559		113851.94	
P2	WASS06	OS-PUR	AUD	18/08/2006	37498		242583.36	
P2	WASS06	OS-PUR	AUD	18/08/2006	678		4386.66	
P2	WASS06	OS-PUR	AUD	22/08/2006	56100		359556.79	
P2	WASS06	OS-PUR	AUD	23/08/2006	5554		32115.05	
P2	WASS06	OS-PUR	AUD	23/08/2006	59417		378512.00	
						1784581		7005127.8
TOTAL						1823187		7233486.9
	OSFT	OS-SAL	AUD	18/02/2005	-27480		-107710.11	
	OSFT	OS-PUR	AUD	16/03/2005	14538		56212.46	
	OSFT	OS-PUR	AUD	21/03/2005	723		2796.92	
	OSFT	OS-PUR	AUD	22/03/2005	26831		104795.81	
	OSFT	OS-PUR	AUD	23/03/2005	21644		82263.30	
	OSFT	OS-PUR	AUD	29/03/2005	13710		51793.55	

OSFT	OS-PUR	AUD	30/03/2005	10457		39773.71	
OSFT	OS-PUR	AUD	01/04/2005	13264		50647.02	
OSFT	OS-PUR	AUD	06/04/2005	75947		290641.63	
OSFT	OS-PUR	AUD	08/04/2005	49355		187466.97	
OSFT	OS-PUR	AUD	14/04/2005	68903		263415.62	
OSFT	OS-PUR	AUD	19/04/2005	60864		234469.83	
OSFT	OS-PUR	AUD	20/04/2005	74698		294029.31	
OSFT	OS-PUR	AUD	26/04/2005	8976		35449.53	
OSFT	OS-PUR	AUD	03/05/2005	365		1362.73	
OSFT	CONVER	AUD	04/05/2005	25052		0.00	
OSFT	OS-SAL	AUD	12/05/2005	-8172		-32441.06	
OSFT	OS-SAL	AUD	13/05/2005	-36164		-141574.27	
OSFT	OS-PUR	AUD	17/05/2005	1073		4109.59	
OSFT	OS-PUR	AUD	17/05/2005	25461		97694.44	
OSFT	OS-PUR	AUD	18/05/2005	1880		7369.60	
OSFT	OS-PUR	AUD	18/05/2005	9240		36035.94	
OSFT	OS-PUR	AUD	20/05/2005	1022		4088.00	
OSFT	OS-PUR	AUD	20/05/2005	32321		129406.46	
OSFT	OS-PUR	AUD	24/05/2005	17999		73975.89	
OSFT	OS-PUR	AUD	24/05/2005	59257		243654.48	
OSFT	OS-PUR	AUD	27/05/2005	2025		8019.00	
OSFT	OS-PUR	AUD	27/05/2005	19078		75931.14	
OSFT	OS-PUR	AUD	31/05/2005	2003		7971.94	
OSFT	OS-PUR	AUD	31/05/2005	12107		48386.51	
OSFT	OS-PUR	AUD	01/06/2005	25329		101386.59	
OSFT	OS-PUR	AUD	03/06/2005	1265		5211.80	
OSFT	OS-PUR	AUD	03/06/2005	58410		241711.33	
OSFT	OS-PUR	AUD	07/06/2005	1205		4940.50	
OSFT	OS-PUR	AUD	07/06/2005	50378		206186.30	
OSFT	OS-PUR	AUD	09/06/2005	618		2533.80	
OSFT	OS-PUR	AUD	09/06/2005	8853		36261.81	
OSFT	OS-PUR	AUD	20/06/2005	35112		145714.80	
OSFT	OS-SAL	AUD	22/06/2005	-39951		-163000.08	
OSFT	OS-PUR	AUD	30/06/2005	8597		35153.07	
OSFT	OS-SAL	AUD	05/07/2005	-1036		-4257.96	
OSFT	OS-SAL	AUD	05/07/2005	-24627		-100977.09	
OSFT	OS-SAL	AUD	06/07/2005	-7703		-31236.12	
OSFT	OS-SAL	AUD	08/07/2005	-18848		-75256.24	
OSFT	OS-SAL	AUD	12/07/2005	-18173		-72416.02	
OSFT	OS-SAL	AUD	28/07/2005	-47649		-193029.34	
OSFT	OS-SAL	AUD	29/07/2005	-45091		-182927.66	
OSFT	OS-SAL	AUD	02/08/2005	-29278		-119010.32	
OSFT	OS-SAL	AUD	05/08/2005	-19898		-80534.70	
OSFT	OS-PUR	AUD	09/08/2005	1288		5246.47	
OSFT	OS-PUR	AUD	10/08/2005	942		3899.88	
OSFT	OS-PUR	AUD	10/08/2005	20173		83760.61	
OSFT	OS-PUR	AUD	12/08/2005	54146		225032.04	
OSFT	TRANSF OUT	AUD	19/08/2005	-618519		0.00	
					-27480		2224429.4
TOTAL					-27480		2224429
*356191	TAKE ON	AUD	25/07/2006	7549		0.00	
*356191	OS-PUR	AUD	05/12/2005	11680		49990.40	
*356191	OS-PUR	AUD	04/11/2005	7500		30900.00	
*356191	OS-PUR	AUD	25/01/2006	9405		43921.35	
*356191	OS-PUR	AUD	18/05/2006	23588		124780.52	

	*356191	OS-PUR	AUD	26/07/2006	10000		57600.00	
	*356191	OS-PUR	AUD	03/08/2005	2450		9996.00	
	*356191	OS-SAL	AUD	16/08/2006	-1555		-9812.05	
						70617		307376.22
TOTAL						**70617**		**307376.22**
	*6702388	TAKE ON	AUD	13/06/2005	6997		0.00	
	*6702388	OS-SAL	AUD	14/06/2005	-1450		-5916.00	
						5547		-5916.00
TOTAL						**5547**		**-5916**
	*6704387	TAKE ON	AUD	18/06/2006	61589		0	
	*6704387	OS-SAL	AUD	19/06/2006	-2311		-13981.55	
	*6704387	OS-SAL	AUD	19/06/2006	-5700		-34542	
	*6704387	OS-SAL	AUD	19/06/2006	-4099		-24839.94	
	*6704387	OS-SAL	AUD	05/05/2006	-4623		-24085.83	
	*6704387	OS-SAL	AUD	05/05/2006	-925		-4819.25	
	*6704387	OS-SAL	AUD	20/04/2006	-3000		-15540	
	*6704387	OS-SAL	AUD	10/03/2006	-2176		-10771.2	
	*6704387	OS-SAL	AUD	19/12/2005	-850		-4054.5	
	*6704387	OS-SAL	AUD	07/10/2005	-500		-2025	
	*6704387	OS-SAL	AUD	28/09/2005	-2100		-8988	
	*6704387	OS-SAL	AUD	02/08/2005	-1800		-7326	
	*6704387	OS-SAL	AUD	29/07/2005	-1700		-6902	
	*6704387	OS-SAL	AUD	10/06/2005	-1870		-7592.2	
	*6704387	OS-SAL	AUD	31/03/2005	-458		-1735.82	
	*6704387	OS-SAL	AUD	17/03/2005	-5700		-22002	
						23777		-189205.29
TOTAL						**23777**		**-189205.3**
GRAND TOTAL						**45377982**		**240662756**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gregory Leith Goodman
Date of last notice	23 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Direct – Gregory Goodman 10,024,666 Indirect – Goodman Holdings Pty Limited 131,955,799 Indirect – Craig Goodman 2,112,794
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gregory Goodman is a director and ultimate beneficiary of Goodman Holdings Pty Limited. Goodman Holdings, its related entities and its wholly owned subsidiaries hold the relevant interest in Macquarie Goodman Group. Craig Goodman is Gregory Goodman's brother.
Date of change	29 August 2006 - Goodman Holdings Pty Limited 23 August 2006 – Craig Goodman
No. of securities held prior to change	127,852,793 – stapled securities
Class	Ordinary
Number acquired	16,240,288 – Goodman Holdings Pty Limited 178 – Craig Goodman
Number disposed	Nil

M/830800

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$95,818,755 $1,029
No. of securities held after change	144,093,259 stapled securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Goodman Holdings - On Market share purchase Craig Goodman – Issue of Securities under Macquarie Goodman's Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Patrick Ledger Goodman
Date of last notice	23 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Indirect – Gregory Goodman 10,024,666 Indirect – Goodman Holdings Pty Limited 131,955,799 Indirect – Craig Goodman 2,112,794
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Patrick Goodman is a director and ultimate beneficiary of Goodman Holdings Pty Limited. Goodman Holdings, its related entities and it's wholly owned subsidiaries hold the relevant interest in Macquarie Goodman Group. Craig and Greg Goodman are Patrick Goodman's brothers.
Date of change	29 August 2006 – Goodman Holdings Pty Limited 23 August 2006 – Craig Goodman
No. of securities held prior to change	127,852,793 – stapled securities
Class	Ordinary
Number acquired	16,240,288 – Goodman Holdings Pty Limited 178 - Craig Goodman
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$95,817,699 $1029

M/830800

+ See chapter 19 for defined terms.

No. of securities held after change	144,093,259 stapled securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Goodman Holdings - On Market share purchase Craig Goodman – Issue of securities under Macquarie Goodman's Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Goodman Group

ACN

Macquarie Goodman Management Limited ACN 000 123 071 Macquarie Goodman Industrial Trust ARSN 091 213 839

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	250,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary stapled securities

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The stapled securities referred to herein rank pari passu with the existing ordinary securities of Macquarie Goodman Group (MGQ).
5	Issue price or consideration	$4.09 per stapled security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	250,000 stapled securities issued pursuant to the Executive Option Plan approved by Shareholders of the Company on 14 September 1999.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 August 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,635,339,309	Ordinary Stapled Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Not applicable	Not applicable

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Refer to section 4 above

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Company Secretary) 29 August 2006

Print name: Carolyn Scobie

+ See chapter 19 for defined terms.

BNP PARIBAS
SECURITIES SERVICES

RECEIVED

2006 AUG -8 A 10:37

Date: 28-Aug-06

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 4

NOTICE OF INITIAL SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited discloses a substantial holding in Macquarie Goodman Group.

The enclosed ASIC Form 603 discloses all required details.

Yours faithfully,

Thierry Fauré
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0439

Form 603
Corporations Law
Section 671B
Notice of Initial Substantial Holder

To: **Macquarie Goodman Group**

ACN/ARSN:	Macquarie Goodman Management Limited	000 123 071
	Macquarie Goodman Industrial Trust	091 213 839

1. Details of substantial holder

Name: AMP Limited (ACN 079 354 519) and its related bodies corporate.

The holder became a substantial holder on 24-Aug-2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	*Number of Securities*	*Persons' votes*	*Voting power*
Stapled Securities	89,021,279	89,021,279	5.44%

3. Details of relevant interests

The nature of relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	*Nature of relevant interests*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited ("AMP Life")	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name. AMP Life is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Stapled Securities: 27,779,579	27,779,579
AMP Capital Investors Limited ('AMP Capital')	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name in Paragraph 4, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Stapled Securities: 56,022,493	56,022,493
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 2	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Stapled Securities: 1,815,468	1,815,468
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 1	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Stapled Securities: 1,518,231	1,518,231
AMP Capital Investors Limited as Responsible Entity of the EFM Australian Share Fund 2	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Stapled Securities: 937,400	937,400
AMP Capital Investors Limited as Responsible Entity of the EFM Australian Share Fund 3	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Stapled Securities: 948,108	948,108
		Total:	89,021,279

4. Details of present registered holders

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	Stapled Securities: 27,779,579	27,779,579
AMP Capital Investors Limited	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	Stapled Securities: 27,593,813	27,593,813
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited	Stapled Securities: 14,181,202	14,181,202

	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	Stapled Securities: 54,015	54,015
	Cogent Investment Operations Pty Limited <Non Resident A/c>	Cogent Investment Operations Pty Limited <Non Resident A/c>	Stapled Securities: 527,803	527,803
	National Nominees Pty Limited	Nikko AMP Global REIT Fund	Stapled Securities: 7,141,382	7,141,382
	The Northern Trust Company	DBS Global Property Sector Fund	Stapled Securities: 293,268	293,268
	Citicorp Nominees Pty Limited	Stichting Pensionfonds Hoogovens	Stapled Securities: 91,083	91,083
	JP Morgan Nominees Australia Limited	Stichting Pensionfonds ABP	Stapled Securities: 445,027	445,027
	JP Morgan Nominees Australia Limited	QLD Local Government Superannuation Board	Stapled Securities: 140,505	140,505
	JP Morgan Nominees Australia Limited	State Authority Superannuation Scheme	Stapled Securities: 1,067,646	1,067,646
	JP Morgan Nominees Australia Limited	State Authority Superannuation Enhanced Index Share Fund	Stapled Securities: 684,408	684,408
	National Nominees Pty Limited	Government Employees Superannuation Board	Stapled Securities: 256,101	256,101
	National Nominees Pty Limited	Sun Superannuation Fund	Stapled Securities: 4,753	4,753
	National Nominees Pty Limited	Unisuper	Stapled Securities: 833,402	833,402
	National Nominees Pty Limited	Telstra Listed Property Trust	Stapled Securities: 2,708,085	2,708,085
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 2	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Stapled Securities: 1,815,468	1,815,468
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 1	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Stapled Securities: 1,518,231	1,518,231
AMP Capital Investors Limited as Responsible Entity of the EFM Australian Share Fund 2	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Stapled Securities: 937,400	937,400
AMP Capital Investors Limited as Responsible Entity of the EFM Australian Share Fund 3	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Stapled Securities: 948,108	948,108
			Total:	89,021,279

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	*Date of acquisition*	*Consideration*	*Class and number of securities*
AMP Capital Investors Limited	2-May-2006 to 24-Aug-2006	$20,098,207.78	Stapled Securities 3,432,784
AMP Life Limited	27-Mar-2006 to 24-Aug-2006	$48,070,135.86	Stapled Securities 8,240,356
Cogent Investment Operations Pty Limited <Non Resident A/c>	3-May-2005 to 18-Jul-2006	$1,255,995.24	Stapled Securities 221,514
Cogent Nominees Pty Limited	24-Apr-2006 to 24-Aug-2006	$38,410,164.63	Stapled Securities 6,683,951
Cogent Nominees Pty Limited <SMP Accounts>	27-Mar-2006 to 24-Aug-2006	$35,881,035.33	Stapled Securities 6,145,983
DBS Global Property Sector Fund	18-May-2006 to 18-Jul-2006	$2,373,346.62	Stapled Securities 437,228
Government Employees Superannuation Board	2-Jun-2006 to 24-Aug-2006	$1,504,808.15	Stapled Securities 256,101
Cogent Nominees Pty Limited <SMP Accounts>	15-Jun-2006 to 26-Jul-2006	$319,621.21	Stapled Securities 54,015
Queensland Local Government Superannuation Board	2-Jun-2006 to 24-Aug-2006	$472,805.44	Stapled Securities 80,698
State Authority Superannuation Enhanced Index Share Fund	2-Jun-2006 to 24-Aug-2006	$390,124.53	Stapled Securities 70,590

State Authority Superannuation Scheme	8-Aug-2006 to 24-Aug-2006	$6,621,369.00	Stapled Securities 1,067,646
Stichting Pensioenfokds - ABP	2-Jun-2006 to 24-Aug-2006	$2,621,550.83	Stapled Securities 445,027
Stichting Pensioenfokds Hoogovens	2-Jun-2006 to 24-Aug-2006	$361,326.38	Stapled Securities 61,188
Sun Superannuation Fund	27-Mar-2006 to 18-Jul-2006	$345,727.50	Stapled Securities 63,677
Telstra Listed Property Trust	27-Mar-2006 to 24-Aug-2006	$3,532,985.56	Stapled Securities 626,654
UniSuper Limited	8-Aug-2006 to 24-Aug-2006	$5,168,916.76	Stapled Securities 833,402

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	*Nature of association*
AMP Life Limited (ACN 079 300 379)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.
AMP Capital Investors Limited (ACN 001 777 591)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.

7. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Citicorp Nominees Pty Limited	101 Collins Street, Melbourne VIC 3000
Cogent Investment Operations Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
DBS Global Property Sector Fund	8 Cross Street, # 27-01 PWC Building, Singapore 048424
Government Employee Superannuation Board	PO Box J755, Perth WA 6842
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
MN Services Asian Real Estate	c/- 271 Collins Street, Melbourne VIC 3000
National Nominees Pty Limited	271 Collins Street, Melbourne VIC 3000
New Zealand Central Securities Depository Limited	PO Box 2099, Wellington, New Zealand
Nikko AMP Global REIT Fund	1-1-3 Yurakucho Chiyoda-ku, Tokyo 100-0006 Japan
QLD Local Government Superannuation Board	Of GPO Box 264, Brisbane QLD 4001
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
State Authority Superannuation Enhanced Index Share Fund	Level 14, 83 Clarence Street, Sydney NSW 2000
Stichting Pensioenfonds Hoogovens	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Stichting Pensioenfonds ABP	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Sun Superannuation Fund	271 Collins Street, Melbourne 3000
Unisuper Limited	Level 28, 367 Collins Street, Melbourne 3000
Telstra Listed Property Trust	Level 3, 215 Spring Street, Melbourne 3000
The Northern Trust Company	80 Raffles Place, #46-00 UOB Plaza 1 Singapore 048625

This Initial Substantial Holder Notice (ASIC Form 603) comprises 3 page/s in total.

Macquarie Bank Limited
ACN 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 9799
Facsimile:
(02) 8232 4437

Email Address
elizabeth.ninness@macquarie.com

Please telephone
Liz Ninness on
(02) 8232 9799
If complete transmission
not received.

Compliance, RMD

Attention	Company Announcements	**Date**	25 August 2006
Company	ASX		
Fax No	1900 999 279	**Pages**	29 (incl. this page)
From	Liz Ninness	**Priority**	Routine

MACQUARIE

Message

FORM 605:

Attached FORM 605 re Macquarie Goodman Group (MGQ).

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To	Company Name	**Macquarie Goodman Group** Level 10 60 Castlereagh Street Sydney NSW 2000
	ABN	09 213 839

1. Details of substantial holder (1)

Name	Macquarie Bank Limited ("MBL") and its controlled bodies corporate listed in Annexure A (the "MBL Group")
ACN (if applicable)	008 583 542
The holder ceased to be a substantial holder on:	24 August 2006
The previous notice was given to the company on:	11 July 2006
The previous notice was dated:	7 July 2006

2. Changes in relevant interests

The Particulars of each change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number of	and Class Securities	Person's votes affected
					Fully paid	
See	Annexure B					

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed then nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
MBL & MBL Group Entities	Controlled Entities

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL Group	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
Maquarie Bank Limited 'MBL'	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
Macquarie Private Portfolio Management Limited 'MPPM'	C\- Level 15, 1 Martin Place, Sydney, NSW, 2000
Macquarie Investment Management Limited 'MIML'	C\- Level 15, 1 Martin Place, Sydney, NSW, 2000
Macquarie Life Limited 'MLL'	C\- Level 15, 1 Martin Place, Sydney, NSW, 2000
National Nominees Limited	5th Floor, 271 Collins St., Melbourne, VIC 3000
State Street Australia Limited	L. 18, 338 Pitt St., Sydney, NSW 2000
JP Morgan Nominees	L. 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
State Trustee	L. 18, 338 Pitt St., Sydney, NSW 2000
Commonwealth Custodial Services Ltd	George St., Sydney, NSW 2000
Bond St. Custodians Ltd.	Lvl 12, 20 Bond St, Sydney, NSW 2000

Signature

print name Dennis Leong capacity Company Secretary

sign here date 25 August 2006

ANNEXURE 'A'

This is the annexure marked 'A' of 13 pages referred to in the Notice of ceasing to be a Substantial Holder

Dennis Leong
Company Secretary, Macquarie Bank Limited
25 August 2006

CONTROLLED BODIES CORPORATE

[illegible]	[illegible]	[illegible]
2083875	2083875 ONTARIO INC.	CANADA
6578268	6578268 CANADA INC	CANADA
6581935	6581935 CANADA INC	CANADA
BC0700113	AHA ACCESS HEALTH ABBOTSFORD LTD	CANADA
BC0742825	AHA HOLDINGS LTD	CANADA
BC0700111	AHV ACCESS HEALTH VANCOUVER LTD	CANADA
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED	CAYMAN ISLANDS
078 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED	AUSTRALIA
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	AUSTRALIA
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	AUSTRALIA
075 176 993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	AUSTRALIA
42-1702479	ALABAMA BLACK WARRIOR PARKWAY, LLC	UNITED STATES
42-1702480	ALABAMA EMERALD MOUNTAIN EXPRESSWAY BRIDGE, LLC	UNITED STATES
42-1702483	ALABAMA TOLL OPERATIONS, LLC	UNITED STATES
008 640 177	ALEATORY PTY. LIMITED	AUSTRALIA
081 119 477	ALLOCA (NO. 4) PTY. LIMITED	AUSTRALIA
	AMAZON PARTICIPACOES DO BRASIL S.A.	BRAZIL
106 608 422	AMICUS CURIAE PTY LIMITED	AUSTRALIA
078 853 607	AMT MANAGEMENT LIMITED	AUSTRALIA
WK-131747	ASHER SECURITIES LIMITED	CAYMAN ISLANDS
097 550 519	ATM SOLUTIONS AUSTRALASIA PTY LIMITED	AUSTRALIA
	BALDWIN COUNTY BRIDGE COMPANY, LLC	UNITED STATES
093 979 223	BAO WAVE PTY LIMITED	AUSTRALIA
059 814 818	BAROSSA GE PTY LIMITED	AUSTRALIA
008 604 966	BELIKE NOMINEES PTY. LIMITED	AUSTRALIA
006 880 217	BOND STREET AUSTRALIA PTY LIMITED	AUSTRALIA
008 607 065	BOND STREET CUSTODIANS LIMITED	AUSTRALIA
008 606 924	BOND STREET INVESTMENTS PTY. LIMITED	AUSTRALIA
071 247 606	BOND STREET LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
004 680 004	BOSTON AUSTRALIA PTY LIMITED	AUSTRALIA
005 008 702	BOSTON LEASING PTY. LIMITED	AUSTRALIA
06091645	BRUNA MOON SL	SPAIN
88217	BUNHILL INVESTMENTS UNLIMITED	JERSEY
002 865 830	BUTTONWOOD NOMINEES PTY LIMITED	AUSTRALIA
079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	AUSTRALIA
4800336	CAPITAL METERS HOLDINGS LIMITED	ENGLAND/WALES
4800317	CAPITAL METERS LIMITED	ENGLAND/WALES
006 200 899	CASL FINANCIAL SERVICES PTY. LIMITED	AUSTRALIA
008 585 804	CENFORD PTY LIMITED	AUSTRALIA
113 484 165	CENTAURUS INVESTOR PTY LIMITED	AUSTRALIA
42-1702478	CENTRAL ALABAMA RIVER PARKWAY, LLC	UNITED STATES
422814-6	CERVUS FINANCIAL CORP	CANADA
61681 C1/GBL	CHENGDU PROPERTY INVESTMENT LIMITED	MAURITIUS
WK-133807	CHISWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
104 331 795	COIN SOFTWARE PTY LIMITED	AUSTRALIA
002 737 888	COLDAVA PTY LIMITED	AUSTRALIA
079 775 134	CONCEPT BLUE PROPERTY PTY LTD	AUSTRALIA
071 292 647	CONNECTEAST MANAGEMENT LIMITED	AUSTRALIA
006 348 952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED	AUSTRALIA
WK-128317	DELANO SECURITIES LIMITED	CAYMAN ISLANDS
5843681	DESPEN BAYLE LIMITED	UNITED KINGDOM
	DETROIT AND WINDSOR SUBWAY COMPANY	CANADA
	DETROIT WINDSOR TUNNEL LLC	UNITED STATES
008 606 871	DEXIN NOMINEES PTY. LIMITED	AUSTRALIA
083 158 409	DIVCO 10 PTY LIMITED	AUSTRALIA
097 290 876	DIVCO 100 PTY LIMITED	AUSTRALIA
097 290 894	DIVCO 102 PTY LIMITED	AUSTRALIA
097 290 901	DIVCO 103 PTY LIMITED	AUSTRALIA
097 290 938	DIVCO 106 PTY LIMITED	AUSTRALIA

097 290 956	DIVCO 108 PTY LIMITED	AUSTRALIA
097 290 072	DIVCO 114 PTY LIMITED	AUSTRALIA
083 158 436	DIVCO 12 PTY LIMITED	AUSTRALIA
101 190 603	DIVCO 120 PTY LIMITED	AUSTRALIA
101 190 612	DIVCO 121 PTY LIMITED	AUSTRALIA
101 190 621	DIVCO 122 PTY LIMITED	AUSTRALIA
101 190 630	DIVCO 123 PTY LIMITED	AUSTRALIA
101 190 701	DIVCO 128 PTY LIMITED	AUSTRALIA
101 190 667	DIVCO 129 PTY LIMITED	AUSTRALIA
101 190 676	DIVCO 130 PTY LIMITED	AUSTRALIA
105 344 956	DIVCO 137 PTY LIMITED	AUSTRALIA
105 346 049	DIVCO 139 PTY LIMITED	AUSTRALIA
105 346 549	DIVCO 147 PTY LIMITED	AUSTRALIA
105 346 567	DIVCO 156 PTY LIMITED	AUSTRALIA
110 051 664	DIVCO 157 PTY LIMITED	AUSTRALIA
101 190 578	DIVCO 161 PTY LIMITED	AUSTRALIA
097 290 885	DIVCO 163 PTY LIMITED	AUSTRALIA
097 290 965	DIVCO 167 PTY LIMITED	AUSTRALIA
083 158 490	DIVCO 17 PTY LIMITED	AUSTRALIA
083 158 516	DIVCO 18 PTY LIMITED	AUSTRALIA
083 158 534	DIVCO 19 PTY LIMITED	AUSTRALIA
083 158 301	DIVCO 2 PTY LIMITED	AUSTRALIA
083 158 589	DIVCO 21 PTY LIMITED	AUSTRALIA
083 158 623	DIVCO 23 PTY LIMITED	AUSTRALIA
083 158 650	DIVCO 24 PTY LIMITED	AUSTRALIA
083 158 669	DIVCO 26 PTY LIMITED	AUSTRALIA
083 158 703	DIVCO 28 PTY LIMITED	AUSTRALIA
083 158 712	DIVCO 29 PTY LIMITED	AUSTRALIA
083 158 329	DIVCO 3 PTY LIMITED	AUSTRALIA
083 158 730	DIVCO 30 PTY LIMITED	AUSTRALIA
083 158 776	DIVCO 32 PTY LIMITED	AUSTRALIA
083 158 892	DIVCO 36 PTY LIMITED	AUSTRALIA
088 347 568	DIVCO 42 PTY LIMITED	AUSTRALIA
083 159 040	DIVCO 43 PTY LIMITED	AUSTRALIA
083 159 059	DIVCO 44 PTY LIMITED	AUSTRALIA
083 159 077	DIVCO 45 PTY LIMITED	AUSTRALIA
083 159 120	DIVCO 47 PTY LIMITED	AUSTRALIA
083 159 157	DIVCO 50 PTY LIMITED	AUSTRALIA
083 159 175	DIVCO 51 PTY LIMITED	AUSTRALIA
088 347 451	DIVCO 52 PTY LIMITED	AUSTRALIA
088 347 479	DIVCO 54 PTY LIMITED	AUSTRALIA
088 347 504	DIVCO 58 PTY LIMITED	AUSTRALIA
088 347 513	DIVCO 59 PTY LIMITED	AUSTRALIA
083 158 374	DIVCO 6 PTY LIMITED	AUSTRALIA
088 347 522	DIVCO 60 PTY LIMITED	AUSTRALIA
088 347 531	DIVCO 61 PTY LIMITED	AUSTRALIA
093 601 015	DIVCO 63 PTY LIMITED	AUSTRALIA
093 601 033	DIVCO 65 PTY LIMITED	AUSTRALIA
093 601 079	DIVCO 68 PTY LIMITED	AUSTRALIA
093 601 097	DIVCO 70 PTY LIMITED	AUSTRALIA
105 343 959	DIVCO 72 PTY LIMITED	AUSTRALIA
093 601 122	DIVCO 74 PTY LIMITED	AUSTRALIA
093 601 140	DIVCO 76 PTY LIMITED	AUSTRALIA
093 601 168	DIVCO 79 PTY LIMITED	AUSTRALIA
083 158 392	DIVCO 8 PTY LIMITED	AUSTRALIA
097 289 962	DIVCO 81 PTY LIMITED	AUSTRALIA
097 289 980	DIVCO 83 PTY LIMITED	AUSTRALIA
097 290 009	DIVCO 85 PTY LIMITED	AUSTRALIA
097 290 027	DIVCO 87 PTY LIMITED	AUSTRALIA
097 290 054	DIVCO 89 PTY LIMITED	AUSTRALIA
097 290 063	DIVCO 90 PTY LIMITED	AUSTRALIA
097 290 812	DIVCO 95 PTY LIMITED	AUSTRALIA
	DIVERSIFIED CLO INVESTMENTS NO.1 INC	UNITED STATES
109 819 418	DIVERSIFIED CMBS AUSTRALIA HOLDINGS PTY LIMITED	AUSTRALIA
20-4806002	DWT INC	UNITED STATES
094 631 964	EASTERN SEA INVESTMENTS PTY LIMITED	AUSTRALIA
118 345 332	EASTERN STATES LIMITED	AUSTRALIA
069 344 001	ELISE NOMINEES PTY LIMITED	AUSTRALIA
006 435 810	EQUITAS NOMINEES PTY. LIMITED	AUSTRALIA
114 174 211	ESCALATOR 2005 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
114 174 220	ESCALATOR 2005 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 542	ESCALATOR 2005-2 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 533	ESCALATOR 2005-2 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
120 435 841	ESCALATOR 2006 (AUSTRALIAN PROPERTY) PTY LIMITED	AUSTRALIA
111 360 528	ESCALATOR AUSTRALIAN INVESTMENT COMPANY PTY LIMITED	AUSTRALIA
111 494 874	ESCALATOR GP CO PTY LIMITED	AUSTRALIA

111 494 663	ESCALATOR INCOME NOTE CO PTY LIMITED	AUSTRALIA
111 494 467	ESCALATOR LP CO PTY LIMITED	AUSTRALIA
MC-510292	EUROPEAN FINANCIAL INVESTMENTS FUND LIMITED	CAYMAN ISLANDS
MC-150410	EUROPEAN FINANCIAL INVESTMENTS LIMITED	CAYMAN ISLANDS
559916	EVEREST ABSOLUTE RETURN II LIMITED	BRITISH VIRGIN ISLANDS
009 636 131	FELTER PTY LIMITED	AUSTRALIA
1658405	FORWARD STEPS HOLDINGS LIMITED	NEW ZEALAND
1652752	FORWARD STEPS LIMITED	NEW ZEALAND
008 604 486	FOUCAULT PTY LIMITED	AUSTRALIA
088 926 296	FUNDCORP HOLDINGS PTY LIMITED	AUSTRALIA
106 204 862	FUNDCORP PTY LIMITED	AUSTRALIA
116 419 071	FUTURE SCHOOLS PARTNERSHIP PTY LIMITED	AUSTRALIA
008 542 685	GALANTHUS AUSTRALIA PTY LIMITED	AUSTRALIA
001 581 031	GALANTHUS LEASING PTY LIMITED	AUSTRALIA
068 104 558	GARACHINE PTY LIMITED	AUSTRALIA
054 001 400	GATESUN PTY. LIMITED	AUSTRALIA
133 289 1	GENERATOR BONDS LIMITED	NEW ZEALAND
108 026 437	GENERATOR CHARITIES AUSTRALIA PTY LIMITED	AUSTRALIA
103 116 954	GENERATOR INVESTMENTS AUSTRALIA LIMITED	AUSTRALIA
092 375 329	GIFT SECURITIES PTY LIMITED	AUSTRALIA
009 642 942	GILLMAN PTY. LIMITED	AUSTRALIA
105 819 181	GLOBAL DEBT INVESTMENTS NO.4 PTY LIMITED	AUSTRALIA
MC143292	GLOBAL STAR GP LTD	CAYMAN ISLANDS
008 604 484	GLORIOLE PTY LIMITED	AUSTRALIA
003 180 309	GROSVENOR OFFICE EQUIPMENT HIRE PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
008 637 241	HAFLING PTY. LIMITED	AUSTRALIA
415492	HBEAR CO. NO.1 LIMITED	IRELAND
104 324 441	HEMISPHERE SERVICES PTY LIMITED	AUSTRALIA
000 758 010	HILLSAM NOMINEES PTY. LIMITED	AUSTRALIA
108 428 431	HR BROADCAST INVESTMENTS 2004 PTY LTD	AUSTRALIA
104 173 891	HUB X PTY LIMITED	AUSTRALIA
119 974 597	IBF RESPONSIBLE ENTITY 1 LIMITED	AUSTRALIA
119 974 819	IBF RESPONSIBLE ENTITY 2 LIMITED	AUSTRALIA
002 757 020	IDAMENEO (NO. 79) NOMINEES PTY. LIMITED	AUSTRALIA
009 642 979	INDEMCO PTY LIMITED	AUSTRALIA
65764	INFRASTRUCTURE INVESTMENT NO. 2 LTD.	CAYMAN ISLANDS
073 710 942	INFRASTRUCTURE INVESTMENTS NO 1 PTY LIMITED	AUSTRALIA
	ISLE OF MAN STEAM PACKET COMPANY LIMITED	ENGLAND/WALES
103675C	ISLE OF MAN STEAM PACKET FINANCE PLC	ENGLAND/WALES
103674C	ISLE OF MAN STEAM PACKET HOLDINGS LIMITED	ENGLAND/WALES
	JAPAN AUTOMOBILE ROAD CORPORATION LIMITED	JAPAN
0199 02 036303	JIG HOLDINGS LIMITED	JAPAN
009 641 114	JUBILEE PTY. LIMITED	AUSTRALIA
008 605 070	KALLERAD PTY. LIMITED	AUSTRALIA
081 119 440	KENSINGTON BANKS PTY LIMITED	AUSTRALIA
1652751	KIDS FIRST PROPERTIES LIMITED	NEW ZEALAND
111 060 587	LACHLAN WEALTH MANAGEMENT LIMITED	AUSTRALIA
003 250 833	LANROD PTY LIMITED	AUSTRALIA
008 604 820	LIANA PTY. LIMITED	AUSTRALIA
117 213 064	LIVE PAYMENTS PTY LIMITED	AUSTRALIA
5807038	LUCY HOLDINGS LIMITED	ENGLAND/WALES
5807032	LUCY INVESTMENTS LIMITED	ENGLAND/WALES
5810402	LUCY PROPERTY INVESTMENTS LIMITED	ENGLAND/WALES
5807034	LUCY VENTURES LIMITED	ENGLAND/WALES
118 029 664	M&I DEBT INVESTMENTS PTY LIMITED	AUSTRALIA
118 029 342	M&I INVESTMENTS HOLDINGS PTY LIMITED	AUSTRALIA
080 473 025	MAC IT 2000 PTY LIMITED	AUSTRALIA
096 705 109	MACQUARIE (1 NICHOLSON STREET) NOMINEES PTY LTD	AUSTRALIA
116 308 466	MACQUARIE (171 COLLINS ST) PTY LIMITED	AUSTRALIA
115 007 817	MACQUARIE (454 COLLINS STREET) PTY LIMITED	AUSTRALIA
093 438 414	MACQUARIE (ARNCLIFFE) PTY LTD	AUSTRALIA
198500776M	MACQUARIE (ASIA) PTE LTD	SINGAPORE
116 467 031	MACQUARIE (DERRIMUT) PTY LIMITED	AUSTRALIA
200228	MACQUARIE (HK) FINANCIAL SERVICES LIMITED	HONG KONG
611405	MACQUARIE (HONG KONG) LIMITED	HONG KONG
	MACQUARIE (JAPAN) LIMITED	JAPAN
463469-W	MACQUARIE (MALAYSIA) SDN BHD	KUALA LUMPUR
110 256 418	MACQUARIE (PYRMONT) PTY LIMITED	AUSTRALIA
114 018 370	MACQUARIE (VPC) PTY LIMITED	AUSTRALIA
	MACQUARIE 161, LLC	UNITED STATES
008 594 885	MACQUARIE ACCEPTANCES LIMITED	AUSTRALIA
095 180 788	MACQUARIE ADMIN SERVICES PTY LIMITED	AUSTRALIA
20001234/07	MACQUARIE AFRICA (PROPRIETARY) LIMITED	SOUTH AFRICA
CR-121760	MACQUARIE AIRCRAFT LEASING NO.1 LIMITED	CAYMAN ISLANDS
075 295 760	MACQUARIE AIRPORTS MANAGEMENT LIMITED	AUSTRALIA

094 406 756	MACQUARIE ALLIANCES PTY LIMITED	AUSTRALIA
103 237 181	MACQUARIE ALTERNATIVE ASSETS MANAGEMENT LIMITED	AUSTRALIA
086 159 060	MACQUARIE ALTERNATIVE INVESTMENTS LIMITED	AUSTRALIA
010174903-3379259	MACQUARIE AMERICAS CORP	UNITED STATES
071 501 963	MACQUARIE ASIA HOLDINGS PTY LIMITED	AUSTRALIA
619928	MACQUARIE ASIA LIMITED	HONG KONG
	MACQUARIE ASIA PROPERTY ADVISORS LIMITED	BERMUDA
105 453 638	MACQUARIE ASIA REAL ESTATE MANAGEMENT LIMITED	AUSTRALIA
103 780 089	MACQUARIE ASIAN INVESTMENTS PTY LIMITED	AUSTRALIA
064 219 601	MACQUARIE ASSET FINANCE LIMITED	AUSTRALIA
	MACQUARIE ASSET LEASING TRUST	AUSTRALIA
001 263 583	MACQUARIE ASSET MANAGEMENT LIMITED	AUSTRALIA
058 056 616	MACQUARIE ASSET SERVICES (ACT) PTY LIMITED	AUSTRALIA
010 796 794	MACQUARIE ASSET SERVICES (QLD) PTY LIMITED	AUSTRALIA
005 998 725	MACQUARIE ASSET SERVICES (VIC) PTY LIMITED	AUSTRALIA
079 672 460	MACQUARIE ASSET SERVICES (WA) PTY LIMITED	AUSTRALIA
061 706 167	MACQUARIE ASSET SERVICES LIMITED	AUSTRALIA
WK-128186	MACQUARIE AUSTRALIA COMPUTER SYSTEMS LEASING PTY LIMITED	CAYMAN ISLANDS
077 193 956	MACQUARIE AUSTRALIA FINANCE PTY LIMITED	AUSTRALIA
006 055 796	MACQUARIE AUSTRALIA INTERNATIONAL PTY LIMITED	AUSTRALIA
002 542 136	MACQUARIE AUSTRALIA LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
008 640 168	MACQUARIE AUSTRALIA MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
000 736 210	MACQUARIE AUSTRALIA PTY LIMITED	AUSTRALIA
074 453 286	MACQUARIE AUSTRALIA SECURITIES LIMITED	AUSTRALIA
008 660 811	MACQUARIE AUSTRALIA TECHNOLOGY PTY LIMITED	AUSTRALIA
075 176 733	MACQUARIE AVIATION (NO. 1) LIMITED	AUSTRALIA
368579	MACQUARIE AVIATION CAPITAL FINANCE LIMITED	IRELAND
368589	MACQUARIE AVIATION CAPITAL GROUP	IRELAND
368580	MACQUARIE AVIATION CAPITAL LIMITED	IRELAND
008 583 542	MACQUARIE BANK LIMITED	AUSTRALIA
001 531 997	MACQUARIE BANK SUPERANNUATION PTY. LIMITED	AUSTRALIA
109 280 819	MACQUARIE BATHURST STREET PTY LIMITED	AUSTRALIA
	MACQUARIE BETEILIGUNGSTREUHAND GMBH	GERMANY
	MACQUARIE BRASIL PARTICIPACOES LTDA	BRAZIL
083 822 404	MACQUARIE BUSINESS BROKING SERVICES PTY LTD	AUSTRALIA
423532-2	MACQUARIE CANADA HOLDINGS LTD	CANADA
4265301	MACQUARIE CANADIAN INFRASTRUCTURE MANAGEMENT LIMITED	CANADA
	MACQUARIE CANADIAN INVESTMENT HOLDINGS LTD.	CANADA
605377-7	MACQUARIE CAPITAL (CANADA) LTD	CANADA
352816	MACQUARIE CAPITAL (NZ) LIMITED	NEW ZEALAND
105 777 704	MACQUARIE CAPITAL ALLIANCE MANAGEMENT LIMITED	AUSTRALIA
88464	MACQUARIE CAPITAL FUNDING (GP) LIMITED	JERSEY
110 605 724	MACQUARIE CAPITAL FUNDING (LP) PTY LIMITED	AUSTRALIA
FN 215363K	MACQUARIE CAPITAL GMBH	AUSTRIA
	MACQUARIE CAPITAL KOREA CO LTD	KOREA
04242685	MACQUARIE CAPITAL LIMITED	ENGLAND/WALES
006 939 825	MACQUARIE CAPITAL MARKETS NOMINEES PTY LIMITED	AUSTRALIA
57952 C1/GBL	MACQUARIE CAPITAL MAURITIUS LIMITED	MAURITIUS
169009	MACQUARIE CAYMAN HOLDINGS 2 CO	CAYMAN ISLANDS
168347	MACQUARIE CAYMAN HOLDINGS CO	CAYMAN ISLANDS
097 668 667	MACQUARIE CLO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
065 178 618	MACQUARIE CLO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
006 198 910	MACQUARIE COMMERCIAL LEASING VIC PTY. LIMITED	AUSTRALIA
05259474	MACQUARIE COMMODITIES (UK) LIMITED	ENGLAND/WALES
05259503	MACQUARIE COMMODITIES FINANCE (UK) LIMITED	ENGLAND/WALES
066 047 739	MACQUARIE COMMUNICATIONS INFRASTRUCTURE MANAGEMENT LIMITED	AUSTRALIA
111 117 465	MACQUARIE COMMUNITY PARTNERSHIPS LIMITED	AUSTRALIA
098 629 471	MACQUARIE CONCEPT BLUE PTY LTD	AUSTRALIA
	MACQUARIE COOK ENERGY, LLC	UNITED STATES
2569853	MACQUARIE CORIOLIS HOLDINGS INC	UNITED STATES
911031568	MACQUARIE CORPORATE FINANCE (USA) INC	UNITED STATES
008 606 862	MACQUARIE CORPORATE FINANCE HOLDINGS PTY LTD	AUSTRALIA
008 595 428	MACQUARIE CORPORATE FINANCE LIMITED	AUSTRALIA
20-1536178	MACQUARIE COTTON INTERNATIONAL INC	UNITED STATES
069 709 468	MACQUARIE COUNTRYWIDE MANAGEMENT LIMITED	AUSTRALIA
075 067 631	MACQUARIE DEBF PTY LIMITED	AUSTRALIA
	MACQUARIE DENMARK LIMITED A/S	DENMARK
008 596 950	MACQUARIE DEPOSITS PTY. LIMITED	AUSTRALIA
102 607 616	MACQUARIE DEVELOPMENT CAPITAL II PTY LIMITED	AUSTRALIA
082 016 399	MACQUARIE DEVELOPMENT CAPITAL PTY LIMITED	AUSTRALIA
091 936 515	MACQUARIE DEVELOPMENT DIRECTION PTY LIMITED	AUSTRALIA
115 402 349	MACQUARIE DIGITAL PTY LIMITED	AUSTRALIA
084 828 473	MACQUARIE DIRECT INVESTMENT A LIMITED	AUSTRALIA
084 828 437	MACQUARIE DIRECT INVESTMENT B LIMITED	AUSTRALIA

008 607 083	MACQUARIE DIRECT INVESTMENT LIMITED	AUSTRALIA
073 623 784	MACQUARIE DIRECT PROPERTY MANAGEMENT LIMITED	AUSTRALIA
085 795 651	MACQUARIE DISTRIBUTION PTY LIMITED	AUSTRALIA
	MACQUARIE DISTRICT ENERGY MANAGEMENT INC	UNITED STATES
114 099 795	MACQUARIE DIVERSIFIED ASSET ADVISORY PTY LIMITED	AUSTRALIA
096 211 424	MACQUARIE DIVERSIFIED INVESTMENT SERVICES PTY LIMITED	AUSTRALIA
098 127 578	MACQUARIE DIVERSIFIED INVESTMENTS NO 2 PTY LTD	AUSTRALIA
098 127 569	MACQUARIE DIVERSIFIED INVESTMENTS NO 3 PTY LTD	AUSTRALIA
094 484 385	MACQUARIE DIVERSIFIED PORTFOLIO INVESTMENTS PTY LIMITED	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (EBB3) LLC	UNITED STATES
113 054 569	MACQUARIE DYNAMIC MANAGEMENT (EBB3) PTY LTD	AUSTRALIA
106 197 488	MACQUARIE DYNAMIC MANAGEMENT PTY LIMITED	AUSTRALIA
2304923	MACQUARIE ELECTRONICS CONSULTING INC	UNITED STATES
363806	MACQUARIE ELECTRONICS LIMITED	IRELAND
363803	MACQUARIE ELECTRONICS REMARKETING LIMITED	IRELAND
1978834	MACQUARIE ELECTRONICS USA INC	UNITED STATES
	MACQUARIE ENERGY NORTH AMERICA FINANCE INC.	UNITED STATES
	MACQUARIE ENERGY NORTH AMERICA TRADING INC.	UNITED STATES
067 299 923	MACQUARIE EQUIPMENT FINANCE PTY LTD	AUSTRALIA
112 079 268	MACQUARIE EQUIPMENT RENTALS PTY LIMITED	AUSTRALIA
485394	MACQUARIE EQUITIES (ASIA) LIMITED	HONG KONG
083 906 392	MACQUARIE EQUITIES (US) HOLDINGS PTY. LIMITED	AUSTRALIA
	MACQUARIE EQUITIES BRASIL ADMINISTRACAO DE FUNDOS E PARTICIPACAO LTDA	BRAZIL
WN 1114216	MACQUARIE EQUITIES CUSTODIANS LIMITED	NEW ZEALAND
002 574 923	MACQUARIE EQUITIES LIMITED	AUSTRALIA
WN/1007806	MACQUARIE EQUITIES NEW ZEALAND LIMITED	NEW ZEALAND
200408424K	MACQUARIE EQUITIES SERVICES SINGAPORE PTE. LTD.	SINGAPORE
001 374 572	MACQUARIE EQUITY CAPITAL MARKETS LIMITED	AUSTRALIA
3704031	MACQUARIE EUROPE LIMITED	ENGLAND/WALES
114 801 464	MACQUARIE EUROPEAN FINANCIAL INVESTMENTS PTY LTD	AUSTRALIA
078 771 123	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED	AUSTRALIA
112 017 919	MACQUARIE EUROPEAN INVESTMENTS PTY LIMITED	AUSTRALIA
116 582 524	MACQUARIE FARM ASSETS AND RESOURCES MANAGEMENT LIMITED	AUSTRALIA
086 587 635	MACQUARIE FILMED INVESTMENTS PTY LTD	AUSTRALIA
1085067	MACQUARIE FINANCE (NZ) LIMITED	NEW ZEALAND
2984767	MACQUARIE FINANCE (UK) LIMITED	ENGLAND/WALES
116 817 440	MACQUARIE FINANCE HOLDINGS LIMITED	AUSTRALIA
001 214 964	MACQUARIE FINANCE LIMITED	AUSTRALIA
5645686	MACQUARIE FINANCIAL INFRASTRUCTURE ALLIANCE LIMITED	UNITED KINGDOM
155537	MACQUARIE FINANCIAL INFRASTRUCTURE FUND	CAYMAN ISLANDS
095 135 694	MACQUARIE FINANCIAL PRODUCTS MANAGEMENT LIMITED	AUSTRALIA
008 606 784	MACQUARIE FIRST AVIATION LEASING PTY. LIMITED	AUSTRALIA
069 344 154	MACQUARIE FLEET LEASING PTY LIMITED	AUSTRALIA
093 752 946	MACQUARIE FORESTRY SERVICES PTY LIMITED	AUSTRALIA
113 113 214	MACQUARIE FORTRESS INVESTMENTS LIMITED	AUSTRALIA
008 607 047	MACQUARIE FOURTEENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
2005B04004	MACQUARIE FRANCE SARL	FRANCE
43-2082900	MACQUARIE FUND ADVISOR, LLC	UNITED STATES
20-3783039	MACQUARIE FUNDS MANAGEMENT (USA) INC.	UNITED STATES
093 177 407	MACQUARIE FUNDS MANAGEMENT HOLDINGS PTY LIMITED	AUSTRALIA
724745	MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED	HONG KONG
001 902 165	MACQUARIE FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
170	MACQUARIE FUTURES & OPTIONS (HONG KONG) LIMITED	HONG KONG
111631	MACQUARIE FUTURES (ASIA) LIMITED	HONG KONG
	MACQUARIE FUTURES USA INC	UNITED STATES
084 388 947	MACQUARIE GLOBAL DEBT INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
075 176 779	MACQUARIE GLOBAL DEBT INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
5259497	MACQUARIE GLOBAL INVESTMENTS (UK) LIMITED	UNITED KINGDOM
110 930 984	MACQUARIE GLOBAL PROPERTY FUNDS LIMITED	AUSTRALIA
5622726	MACQUARIE GLOBAL UTILITY INVESTMENTS GP LIMITED	ENGLAND/WALES
5488013	MACQUARIE GP LIMITED	ENGLAND/WALES
5718600	MACQUARIE GP2 LIMITED	UNITED KINGDOM
200412291W	MACQUARIE GROUP HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
245979	MACQUARIE GROUP NEW ZEALAND LIMITED	NEW ZEALAND
599031	MACQUARIE HALLWAY PROPERTY LIMITED	BRITISH VIRGIN ISLANDS
	MACQUARIE HARBOURSIDE ASSET MANAGEMENT LIMITED	CAYMAN ISLANDS
112 058 072	MACQUARIE HEALTH AND RETIREMENT PTY LIMITED	AUSTRALIA
100 509 975	MACQUARIE HEALTH HOLDINGS PTY LTD	AUSTRALIA
2428034/8809391	MACQUARIE HOLDINGS (U.S.A.) INC	UNITED STATES
116 381 634	MACQUARIE HORTICULTURAL SERVICES PTY LIMITED	AUSTRALIA
262381	MACQUARIE I.T. (NZ) LIMITED	NEW ZEALAND
421022	MACQUARIE IH IRELAND LIMITED	IRELAND
991311787/3075842	MACQUARIE INC	UNITED STATES
116 548 880	MACQUARIE INCOME INVESTMENTS LIMITED	AUSTRALIA

11-90696	MACQUARIE INDIA ADVISORY SERVICES PRIVATE LIMITED	INDIA
58341	MACQUARIE INDIAN AIRPORTS ONE LIMITED	MAURITIUS
58340	MACQUARIE INDIAN AIRPORTS TWO LIMITED	MAURITIUS
071 501 918	MACQUARIE INDONESIA HOLDINGS PTY LIMITED	AUSTRALIA
077 595 012	MACQUARIE INFRASTRUCTURE DEBT MANAGEMENT LIMITED	AUSTRALIA
074 311 390	MACQUARIE INFRASTRUCTURE FUNDS MANAGEMENT LIMITED	AUSTRALIA
5755862	MACQUARIE INFRASTRUCTURE GP LIMITED	ENGLAND/WALES
170.3.028.960-5	MACQUARIE INFRASTRUCTURE HOLDINGS AG	SWITZERLAND
072 609 271	MACQUARIE INFRASTRUCTURE INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
072 652 736	MACQUARIE INFRASTRUCTURE LIMITED	AUSTRALIA
112 772 671	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED	AUSTRALIA
06823M	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED - SINGAPORE BRANCH	SINGAPORE
	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC	UNITED STATES
072 677 993	MACQUARIE INFRASTRUCTURE NO.2 LIMITED	AUSTRALIA
4339673	MACQUARIE INFRASTRUCTURE PARTNERS CANADA GP LIMITED	CANADA
	MACQUARIE INFRASTRUCTURE PARTNERS INC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PARTNERS U.S GP LLC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PRIVATE TRUSTEE COMPANY LIMITED	BERMUDA
	MACQUARIE INFRASTRUKTUR MANAGEMENT GMBH	GERMANY
200505701K	MACQUARIE INSURANCE (SINGAPORE) PTE. LTD.	SINGAPORE
502151	MACQUARIE INTERNATIONAL CAPITAL MARKETS LIMITED	HONG KONG
092 985 263	MACQUARIE INTERNATIONAL FINANCE LIMITED	AUSTRALIA
4125302	MACQUARIE INTERNATIONAL HOLDINGS LIMITED	ENGLAND/WALES
108 590 996	MACQUARIE INTERNATIONAL INVESTMENTS PTY LIMITED	AUSTRALIA
01802574	MACQUARIE INTERNATIONAL LIMITED	ENGLAND/WALES
169002	MACQUARIE INTERNATIONAL NEW YORK PARKING CO	CAYMAN ISLANDS
078 980 668	MACQUARIE INTERNATIONAL PROPERTY SERVICES PTY. LIMITED	AUSTRALIA
37186	MACQUARIE INTERNATIONAL REAL ESTATE FUND LIMITED	BERMUDA
169050	MACQUARIE INTERNATIONAL SC INVESTMENTS CO	CAYMAN ISLANDS
	MACQUARIE INTERNATIONAL SMALL CAP ROADS CO	CAYMAN ISLANDS
2579363	MACQUARIE INTERNATIONALE HOLDINGS LIMITED	ENGLAND/WALES
4957256	MACQUARIE INTERNATIONALE INVESTMENTS LIMITED	ENGLAND/WALES
36631	MACQUARIE INVESTMENT (HONG KONG) LIMITED	HONG KONG
0785179	MACQUARIE INVESTMENT ADVISORY (BEIJING) CO LTD	CHINA
	MACQUARIE INVESTMENT HOLDINGS INC	UNITED STATES
WN 1114216	MACQUARIE INVESTMENT MANAGEMENT (NZ) LIMITED	NEW ZEALAND
3976881	MACQUARIE INVESTMENT MANAGEMENT (UK) LIMITED	ENGLAND/WALES
002 867 003	MACQUARIE INVESTMENT MANAGEMENT LTD	AUSTRALIA
071 745 401	MACQUARIE INVESTMENT SERVICES LIMITED	AUSTRALIA
WK-133809	MACQUARIE INVESTMENTS (SINGAPORE) LIMITED	CAYMAN ISLANDS
4104671	MACQUARIE INVESTMENTS (UK) LIMITED	ENGLAND/WALES
5582630	MACQUARIE INVESTMENTS 1 LIMITED	ENGLAND/WALES
5706696	MACQUARIE INVESTMENTS 2 LIMITED	ENGLAND/WALES
069 416 977	MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED	AUSTRALIA
	MACQUARIE INVESTMENTS DEUTSCHLAND GMBH	GERMANY
	MACQUARIE INVESTMENTS LLC	UNITED STATES
119 211 433	MACQUARIE INVESTORS PTY LTD	AUSTRALIA
459515-H	MACQUARIE IT SDN BHD	KUALA LUMPUR
107 147 222	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED	AUSTRALIA
107 147 188	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED	AUSTRALIA
117 560 282	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED	AUSTRALIA
0199-03-012590	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED (JAPAN BRANCH)	JAPAN
117 560 415	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED	AUSTRALIA
0199-03-012591	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED (JAPAN BRANCH)	JAPAN
119 106 053	MACQUARIE JAQUES PTY LIMITED	AUSTRALIA
110 990 184	MACQUARIE JIN LIN PTY LIMITED	AUSTRALIA
	MACQUARIE KOREA CO. LTD	KOREA
104-81-95716	MACQUARIE KOREA OPPORTUNITIES MANAGEMENT, INC.	KOREA
5487970	MACQUARIE KOREAN INVESTMENT HOLDINGS LIMITED	ENGLAND/WALES
001156	MACQUARIE LEASING (CHINA) CO LIMITED	CHINA
243980	MACQUARIE LEASING (NZ) LIMITED	NEW ZEALAND
2997799	MACQUARIE LEASING (UK) LIMITED	ENGLAND/WALES
05667292	MACQUARIE LEASING LIMITED	UNITED KINGDOM
002 675 032	MACQUARIE LEASING NSW PTY. LIMITED	AUSTRALIA
002 674 982	MACQUARIE LEASING PTY. LIMITED	AUSTRALIA
010 529 638	MACQUARIE LEASING QLD PTY. LIMITED	AUSTRALIA
105 453 834	MACQUARIE LEISURE DEVELOPMENTS LIMITED	AUSTRALIA
079 630 676	MACQUARIE LEISURE MANAGEMENT LIMITED	AUSTRALIA
002 674 914	MACQUARIE LEISURE SERVICES PTY LIMITED	AUSTRALIA
208 344	MACQUARIE LENDING NZ LIMITED	NEW ZEALAND
003 963 773	MACQUARIE LIFE LIMITED	AUSTRALIA

5645698	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS 2 LIMITED	ENGLAND/WALES
5582620	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS LIMITED	ENGLAND/WALES
5582628	MACQUARIE LONDON EXCHANGE INVESTMENTS LIMITED	ENGLAND/WALES
4986957	MACQUARIE LONGVIEW HOLDINGS INC	UNITED STATES
114 174 166	MACQUARIE LP FINANCE COMPANY PTY LIMITED	AUSTRALIA
117 033 637	MACQUARIE LPT HOLDINGS 2 PTY LIMITED	AUSTRALIA
117 033 226	MACQUARIE LPT HOLDINGS PTY LIMITED	AUSTRALIA
	MACQUARIE LUXEMBOURG INVESTMENT SARL	LUXEMBOURG
115 036 470	MACQUARIE MANAGED INVESTMENTS LIMITED	AUSTRALIA
116 208 354	MACQUARIE MANAGEMENT COMPANY (ISF) 3 LIMITED	AUSTRALIA
51142 C1/GBL	MACQUARIE MAURITIUS INVESTMENTS LIMITED	MAURITIUS
116 007 740	MACQUARIE MCO HOLDINGS PTY LIMITED	AUSTRALIA
3720443	MACQUARIE MDT HOLDINGS INC	UNITED STATES
108 538 218	MACQUARIE MEDIA FUND MANAGEMENT LIMITED	AUSTRALIA
115 524 019	MACQUARIE MEDIA MANAGEMENT LIMITED	AUSTRALIA
639997-5	MACQUARIE METALS AND ENERGY CAPITAL (CANADA) LTD.	CANADA
4921203	MACQUARIE METERS 1 (UK) LIMITED	ENGLAND/WALES
4920378	MACQUARIE METERS 2 (UK) LIMITED	ENGLAND/WALES
095 180 564	MACQUARIE MIDDLE EAST HOLDINGS PTY LIMITED	AUSTRALIA
112 748 599	MACQUARIE MIDDLE EAST REAL ESTATE CAPITAL HOLDINGS PTY LTD	AUSTRALIA
	MACQUARIE MISSISSIPPI GAS INC.	UNITED STATES
117 033 431	MACQUARIE MOORE STREET PTY LIMITED	AUSTRALIA
120 070 788	MACQUARIE MORTGAGES CANADA HOLDINGS PTY LIMITED	AUSTRALIA
057 760 175	MACQUARIE MORTGAGES PTY LIMITED	AUSTRALIA
010473862/3436695	MACQUARIE MORTGAGES USA INC	UNITED STATES
009 636 257	MACQUARIE N.T. LEASING PTY. LIMITED	AUSTRALIA
200404077D	MACQUARIE NE HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
20-3669351	MACQUARIE NEW YORK PARKING INC.	UNITED STATES
334868	MACQUARIE NEW ZEALAND LIMITED	NEW ZEALAND
418159-0	MACQUARIE NORTH AMERICA HOLDINGS LTD	CANADA
348101-8	MACQUARIE NORTH AMERICA LTD.	CANADA
393998-7	MACQUARIE NORTH AMERICA SECURITIES LTD	CANADA
107 464 620	MACQUARIE NOTE INVESTMENTS PTY LIMITED	AUSTRALIA
008 595 711	MACQUARIE NZ HOLDINGS PTY LIMITED	AUSTRALIA
106 230 979	MACQUARIE OFFICE FINANCE PTY LIMITED	AUSTRALIA
006 765 206	MACQUARIE OFFICE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE ONE LIMITED	UNITED ARAB EMIRATES
002 834 705	MACQUARIE OPTIONS PTY. LIMITED	AUSTRALIA
108 538 003	MACQUARIE PARKING INFRASTRUCTURE PTY LIMITED	AUSTRALIA
111 494 172	MACQUARIE PARTNERSHIP FINANCE CO PTY LIMITED	AUSTRALIA
107 464 264	MACQUARIE PARTNERSHIP INVESTMENT HOLDINGS PTY LIMITED	AUSTRALIA
115 251 619	MACQUARIE PAYMENTS INFRASTRUCTURE HOLDINGS PTY LIMITED	AUSTRALIA
091 666 929	MACQUARIE PHOTONICS PTY LIMITED	AUSTRALIA
093 919 727	MACQUARIE PIB MANAGEMENT PTY LIMITED	AUSTRALIA
107 464 586	MACQUARIE PORTFOLIO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
107 464 540	MACQUARIE PORTFOLIO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
078 271 226	MACQUARIE PORTFOLIO SERVICES PTY LIMITED	AUSTRALIA
20-4044600	MACQUARIE PORTS INC	UNITED STATES
423531-2	MACQUARIE POWER MANAGEMENT LTD	CANADA
112 561 501	MACQUARIE PRINCIPAL LIMITED	AUSTRALIA
092 038 328	MACQUARIE PRISM PTY LIMITED	AUSTRALIA
116 782 006	MACQUARIE PRIVATE CAPITAL MANAGEMENT LIMITED	AUSTRALIA
WN1 144 511	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT (NZ) PTY LIMITED	NEW ZEALAND
089 987 388	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
074 453 393	MACQUARIE PROJECT FINANCE PTY LIMITED	AUSTRALIA
0199-01-089825	MACQUARIE PROPERTIES JAPAN LIMITED KK	JAPAN
064 904 169	MACQUARIE PROPERTY (OBU) PTY LIMITED	AUSTRALIA
104-81-74725	MACQUARIE PROPERTY ADVISORS KOREA LTD.	KOREA
008 606 826	MACQUARIE PROPERTY CHINA PTY LIMITED	AUSTRALIA
077 727 318	MACQUARIE PROPERTY DEVELOPMENT FINANCE LIMITED	AUSTRALIA
AK 640307	MACQUARIE PROPERTY FINANCE LIMITED	NEW ZEALAND
076 560 917	MACQUARIE PROPERTY FINANCE MANAGEMENT PTY LIMITED	AUSTRALIA
109 837 783	MACQUARIE PROPERTY FUNDS LIMITED	AUSTRALIA
065 678 962	MACQUARIE PROPERTY INTERNATIONAL PTY LIMITED	AUSTRALIA
105 453 736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 LIMITED	AUSTRALIA
120 957 333	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 5 LIMITED	AUSTRALIA
120 957 360	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 6 LIMITED	AUSTRALIA
086 772 203	MACQUARIE PROPERTY INVESTMENT MANAGEMENT HOLDINGS LIMITED	AUSTRALIA
003 420 460	MACQUARIE PROPERTY SERVICES PTY. LIMITED	AUSTRALIA
113 621 024	MACQUARIE QUEEN STREET PTY LIMITED	AUSTRALIA
20-3609362	MACQUARIE RAIL INC.	UNITED STATES
	MACQUARIE RAIL LIMITED	CANADA

115 220 123	MACQUARIE READING PTY LIMITED	AUSTRALIA
823285	MACQUARIE REAL ESTATE ASIA LIMITED	HONG KONG
095 918 068	MACQUARIE REAL ESTATE ASIA NOMINEES PTY LIMITED	AUSTRALIA
5778777	MACQUARIE REAL ESTATE EUROPE LIMITED	ENGLAND/WALES
22-3845767	MACQUARIE REAL ESTATE FINANCE INC	UNITED STATES
1259575	MACQUARIE REAL ESTATE FINANCIAL CONSULTING INC	UNITED STATES
	MACQUARIE REAL ESTATE HOLDINGS INC	UNITED STATES
961422025-2920528	MACQUARIE REAL ESTATE INC	UNITED STATES
119 898 038	MACQUARIE REAL ESTATE MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
200509689E	MACQUARIE REAL ESTATE SINGAPORE PTE LIMITED	SINGAPORE
102 368 052	MACQUARIE REALTY SERVICES AUSTRALIA PTY LIMITED	AUSTRALIA
4535338	MACQUARIE REGIONAL SHAREHOLDINGS (UK) LIMITED	ENGLAND/WALES
112 147 350	MACQUARIE RENEWABLES HOLDINGS PTY LIMITED	AUSTRALIA
112 588 664	MACQUARIE RENEWABLES MANAGEMENT LIMITED	AUSTRALIA
115 524 028	MACQUARIE RETIREMENT ASSET MANAGEMENT LIMITED	AUSTRALIA
37450	MACQUARIE RG INVESTMENTS LIMITED	BERMUDA
006 219 852	MACQUARIE RISK ADVISORY SERVICES LIMITED	AUSTRALIA
003 898 413	MACQUARIE RISK MANAGEMENT ADVISORY PTY LIMITED	AUSTRALIA
121 066 493	MACQUARIE RPD HOLDINGS PTY LTD	AUSTRALIA
	MACQUARIE SC HOLDINGS INC	UNITED STATES
	MACQUARIE SC INVESTMENTS INC	UNITED STATES
063 257 032	MACQUARIE SCIENCE HOLDINGS PTY LIMITED	AUSTRALIA
199704430K	MACQUARIE SECURITIES (ASIA) PTE LIMITED	SINGAPORE
002 832 126	MACQUARIE SECURITIES (AUSTRALIA) LIMITED	AUSTRALIA
418160-3	MACQUARIE SECURITIES (CANADA) LTD	CANADA
11-89592	MACQUARIE SECURITIES (INDIA) PRIVATE LIMITED	INDIA
MC - 134609	MACQUARIE SECURITIES (JAPAN) LIMITED	CAYMAN ISLANDS
15184/2070	MACQUARIE SECURITIES (MAURITIUS) LIMITED	MAURITIUS
1748511	MACQUARIE SECURITIES (NEW ZEALAND) LIMITED	NEW ZEALAND
160496	MACQUARIE SECURITIES (PHILIPPINES) INC	PHILIPPINES
198702912C	MACQUARIE SECURITIES (SINGAPORE) PTE LIMITED	SINGAPORE
2382080/8809385	MACQUARIE SECURITIES (USA) INC	UNITED STATES
104-81-99444	MACQUARIE SECURITIES KOREA LIMITED	KOREA
135973	MACQUARIE SECURITIES LIMITED	HONG KONG
	MACQUARIE SECURITIES LIMITED (KOREA BRANCH)	KOREA
003 435 443	MACQUARIE SECURITIES MANAGEMENT PTY LIMITED	AUSTRALIA
641942	MACQUARIE SECURITISATION (HONG KONG) LIMITED	HONG KONG
075 289 002	MACQUARIE SECURITISATION (OBU) PTY LIMITED	AUSTRALIA
003 297 336	MACQUARIE SECURITISATION LIMITED	AUSTRALIA
20- 1702053	MACQUARIE SECURITIZATION USA LLC	UNITED STATES
496224	MACQUARIE SERVICES (HONG KONG) LIMITED	HONG KONG
200513362E	MACQUARIE SERVICES SINGAPORE PTE LIMITED	SINGAPORE
	MACQUARIE SMALL CAP ROADS HOLDINGS, LLC	UNITED STATES
	MACQUARIE SMALL CAP ROADS, LLC	UNITED STATES
096 705 341	MACQUARIE SOUTH KINGSCLIFF PTY LIMITED	AUSTRALIA
	MACQUARIE SPAIN S.L.	SPAIN
075 295 608	MACQUARIE SPECIALISED ASSET MANAGEMENT 2 LIMITED	AUSTRALIA
087 382 965	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED	AUSTRALIA
418161-1	MACQUARIE SPECIALIZED FINANCING LTD	CANADA
065 747 417	MACQUARIE STRUCTURED PRODUCTS (INTERNATIONAL) LIMITED	AUSTRALIA
583316	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED	BRITISH VIRGIN ISLANDS
008 607 074	MACQUARIE STRUCTURED PRODUCTS AUSTRALIA LIMITED	AUSTRALIA
008 607 038	MACQUARIE SWAN STREET PTY LIMITED	AUSTRALIA
092 034 403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD	AUSTRALIA
092 034 485	MACQUARIE SYNDICATE NOMINEE PTY LTD	AUSTRALIA
069 344 289	MACQUARIE SYNDICATION (NO. 22) PTY. LIMITED	AUSTRALIA
069 344 387	MACQUARIE SYNDICATION (NO. 23) PTY. LIMITED	AUSTRALIA
062 060 879	MACQUARIE SYNDICATION (NO. 7) PTY. LIMITED	AUSTRALIA
065 309 033	MACQUARIE SYNDICATION (NO.12) PTY LIMITED	AUSTRALIA
392769-T	MACQUARIE TECHNOLOGIES (M) SDN BHD	KUALA LUMPUR
421234	MACQUARIE TECHNOLOGY FINANCE LIMITED	IRELAND
080 218 848	MACQUARIE TECHNOLOGY INVESTMENTS LIMITED	AUSTRALIA
009 841 196	MACQUARIE TECHNOLOGY SERVICES PTY LTD	AUSTRALIA
080 472 751	MACQUARIE TECHNOLOGY VENTURES PTY LTD	AUSTRALIA
100 708 254	MACQUARIE TELECOMMUNICATIONS HOLDINGS PTY LTD	AUSTRALIA
008 606 782	MACQUARIE THIRTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 906	MACQUARIE THIRTY-THIRD AVIATION LEASING PTY. LIMITED	AUSTRALIA
009 642 933	MACQUARIE TOURISM & LEISURE PTY LIMITED	AUSTRALIA
	MACQUARIE TREASURY MANAGEMENT LTD.	BERMUDA
	MACQUARIE TREUVERMOEGEN GMBH	GERMANY
008 607 029	MACQUARIE TWELFTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 607 109	MACQUARIE TWENTIETH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 853	MACQUARIE TWENTY-EIGHTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 844	MACQUARIE TWENTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
115 219 988	MACQUARIE UK PROPERTY MANAGEMENT PTY LIMITED	AUSTRALIA
261723	MACQUARIE VEHICLES (NZ) LIMITED	NEW ZEALAND

HRB 58359	MACQUARIE VERWALTUNGS GMBH	GERMANY
	MACQUARIE-IMM INVESTMENT MANAGEMENT LIMITED	KOREA
117 212 783	MACT FRANCHISE PTY LIMITED	AUSTRALIA
116 209 057	MACT HOLDING COMPANY LIMITED	AUSTRALIA
116 208 603	MACT NETWORK PTY LIMITED	AUSTRALIA
120 032 822	MACT RENTAL PTY LIMITED	AUSTRALIA
38487C	MAGIC HOLIDAYS LIMITED	ENGLAND/WALES
008 010 500	MAIL HOLDINGS PTY LIMITED	AUSTRALIA
40165C	MANNIN LINE LIMITED	ENGLAND/WALES
34186	MANX SEA TRANSPORT GUERNSEY LIMITED	ENGLAND/WALES
1899C	MANX SEA TRANSPORT LIMITED	ENGLAND/WALES
090 976 456	MARGIN LENDING NOMINEES PTY LIMITED	AUSTRALIA
102 964 312	MASL NO. 2 PTY LIMITED	AUSTRALIA
44916	MAYVEN INTERNATIONAL LIMITED	ENGLAND/WALES
5842104	MAYVEN UK PLC	ENGLAND/WALES
008 607 092	MBL REALTY INVESTMENT MANAGEMENT PTY. LIMITED	AUSTRALIA
001 330 132	MBL RIVER LINKS PTY LIMITED	AUSTRALIA
363941	MC CAPITAL GROUP	IRELAND
069 343 693	MC CAPITAL HOLDINGS NO.1 PTY LIMITED	AUSTRALIA
069 343 791	MC CAPITAL HOLDINGS NO.2 PTY LIMITED	AUSTRALIA
076 223 382	MCF LEASING PTY LIMITED	AUSTRALIA
SC280389	MEIF (SCOTLAND) GP LIMITED	SCOTLAND
4866248	MEIF (UK) LIMITED	ENGLAND/WALES
006 238 482	MEMNON PTY. LIMITED	AUSTRALIA
007 226 306	MENDLESHAM CORPORATION PTY. LIMITED	AUSTRALIA
084 781 555	MERIT MANAGEMENT NO.1 PTY LIMITED	AUSTRALIA
084 781 493	MERIT NO.1 PTY LIMITED	AUSTRALIA
44919	MGIG INTERNATIONAL LIMITED	UNITED KINGDOM
	MGIG LUXEMBOURG S.A.R.L.	LUXEMBOURG
5841526	MGIG UK HOLDINGS LIMITED	ENGLAND/WALES
5841526	MGIG UK LIMITED	ENGLAND/WALES
	MGIG US HOLDINGS LLC	UNITED STATES
BC0758550	MIH (ABBOTSFORD) HOLDINGS LIMITED	CANADA
BC0758549	MIH (VANCOUVER) HOLDINGS LIMITED	CANADA
	MIH BERMUDA 1 LIMITED	BERMUDA
	MIH BERMUDA 2 LIMITED	BERMUDA
	MIH LUXEMBOURG SA	LUXEMBOURG
	MIOM 1 LIMITED	ENGLAND/WALES
	MIOM 2 LIMITED	ENGLAND/WALES
114530C	MIOM LIMITED	ENGLAND/WALES
59705	MIREF INTERNATIONAL HOLDINGS LIMITED	MAURITIUS
	MJL ACE LTD	JAPAN
	MJL BAY LTD	JAPAN
	MJL COOKIE LTD	JAPAN
	MJL HAWK LTD	JAPAN
	MJL IMPULSE LTD	JAPAN
	MJL JET LTD	JAPAN
20- 1702053	MMUSA WAREHOUSE NO 1 LLC	UNITED STATES
	MONGOOSE ACQUISITION LLC	UNITED STATES
103 410 297	MONGOOSE PTY LTD	AUSTRALIA
WK-133920	MONKWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
086 587 608	MONT PARK DEVELOPMENT COMPANY PTY LIMITED	AUSTRALIA
38202	MOTO INTERNATIONAL HOLDINGS LIMITED	BERMUDA
5754536	MOTO INVESTMENTS LIMITED	ENGLAND/WALES
061 160 558	MQ CAPITAL PTY LIMITED	AUSTRALIA
	MQ JAPAN MARKET NEUTRAL FUND	AUSTRALIA
092 552 611	MQ PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
086 438 995	MQ SPECIALIST INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
117 100 615	MUSASHI INVESTOR PTY LIMITED	AUSTRALIA
002 526 810	MXMM LEASE MANAGEMENT PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
008 541 713	MXMM NOMINEES ACT PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
003 650 244	MXMM SUPERANNUATION (NO.2) PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
008 606 915	MXMM THIRTY-FOURTH AVIATION LEASING PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
008 607 136	MXMM TWENTY-THIRD AVIATION LEASING PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
003 337 675	NANWAY NOMINEES PTY LIMITED	AUSTRALIA
	NDI NO.1 LLC	UNITED STATES
111 180 271	NEW MEDIA HOLDINGS PTY LIMITED	AUSTRALIA
007 226 324	OLD BRAMPTON CORPORATION PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
079 630 603	OMNI LEISURE OPERATIONS PTY LIMITED	AUSTRALIA
092 609 428	OMNI SPORTS MANAGEMENT PTY LTD	AUSTRALIA
	OPEN TELECOMMUNICATIONS (NETHERLANDS), B.V.	NETHERLANDS
	OPEN TELECOMMUNICATIONS BRASIL, LTDA	BRAZIL
	OPEN TELECOMMUNICATIONS NORTH AMERICA INC	UNITED STATES
008 646 824	OPHIDIAN PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA

008 657 912	ORNATE PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
113 519 823	OT HOLDINGS PTY LIMITED	AUSTRALIA
071 982 244	PACIFIC RIM OPERATIONS LIMITED	AUSTRALIA
008 588 365	PARAY PTY. LIMITED	AUSTRALIA
107 805 452	PARENTS@WORK PTY LIMITED	AUSTRALIA
008 596 656	PARSEES PTY LIMITED	AUSTRALIA
160547	PASLEY INTERNATIONAL LIMITED	VIRGIN ISLANDS, BRITISH
116 467 237	PELLMAC PTY LIMITED	AUSTRALIA
115 622 449	PIB PROJECT CO A PTY LIMITED	AUSTRALIA
115 622 458	PIB PROJECT CO B PTY LIMITED	AUSTRALIA
118 105 896	PIB PROJECT CO F PTY LIMITED	AUSTRALIA
052 195 427	PLACATE PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
117 100 599	PLEIADES INVESTOR PTY LIMITED	AUSTRALIA
	PLEIADES YUGEN KAISHA	JAPAN
080 106 412	POLAR FINANCE LIMITED	AUSTRALIA
003 260 900	PRAEN PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
079 990 588	PRINCIPLE HOLDINGS NO 2 PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
	PT MACQUARIE KONSULTAN INDONESIA	INDONESIA
09.03.1.67.21972	PT MACQUARIE SECURITIES INDONESIA	INDONESIA
111 086 705	PTK INVESTOR PTY LIMITED	AUSTRALIA
070 603 824	PUMA FINANCE LIMITED	AUSTRALIA
064 804 212	PUMA MANAGEMENT PTY LIMITED	AUSTRALIA
	PUMA MASTERFUND S3	AUSTRALIA
069 344 190	Q RENT PTY LIMITED	AUSTRALIA
5504362	RADIO UK HOLDINGS LIMITED	ENGLAND/WALES
118 472 441	RANSHAR PTY LTD	AUSTRALIA
008 658 960	RECONNOITRE PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
110 356 968	REGIONAL MEDIA NO.2 PTY LIMITED	AUSTRALIA
008 606 880	REMA NOMINEES PTY. LIMITED	AUSTRALIA
054 982 108	RESIDCO PTY. LIMITED	AUSTRALIA
007 328 841	RESINAL PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
WK-119866	ROPEMAKER STREET INVESTMENTS LIMITED	CAYMAN ISLANDS
005 129 984	ROSS PLASTICS PTY LTD	AUSTRALIA
065 308 884	RP DEVELOPMENTS PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
006 566 427	RUGARNO PTY LIMITED	AUSTRALIA
056 010 121	S2NET LIMITED	AUSTRALIA
010 068 881	SAMSPIN PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
071 366 339	SANTORINI ONE PTY LIMITED	AUSTRALIA
007 332 425	SECOND RESINAL PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
071 878 021	SECURE AUSTRALIA II LIMITED (IN LIQUIDATION)	AUSTRALIA
008 597 840	SECURE AUSTRALIA MANAGEMENT PTY. LIMITED	AUSTRALIA
058 639 868	SEDULOUS INVESTMENTS PTY LIMITED	AUSTRALIA
003 484 259	SHALINA PTY LIMITED	AUSTRALIA
3100036445	SHANGHAI CHENGLI PROPERTIES CO LTD	CHINA
	SHERLOCK SECURITIES LIMITED	CAYMAN ISLANDS
	SMARTE CARTE CORPORATION	UNITED STATES
	SMARTE CARTE INC.	UNITED STATES
008 508 030	SPAL LIMITED	AUSTRALIA
69853C	SPC LIMITED	ENGLAND/WALES
24330C	SPIOM LIMITED	ENGLAND/WALES
108295C	STEAM PACKET (LIVERPOOL) LIMITED	ENGLAND/WALES
075 364 064	STRUCTURED PRIME ASSET RECEIVABLES (SPARS) NO. 1 PTY LIMITED	AUSTRALIA
078 327 983	SYDNEY ROADS MANAGEMENT LIMITED	AUSTRALIA
113 707 216	SYDNEY WEST HOUSING PARTNERSHIP PTY LIMITED	AUSTRALIA
050 069 617	SYNDICATED ASSET MANAGEMENT PTY. LIMITED	AUSTRALIA
	TAIKANSAN KAIHATSU LIMITED	JAPAN
002 325 868	TALAMBA PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
085 356 770	TEGENSEE PTY LIMITED	AUSTRALIA
070 142 951	TELBANE PTY LTD	AUSTRALIA
079 630 649	TEN7 PTY LIMITED	AUSTRALIA
108297C	THE STEAM PACKET GROUP LTD	ENGLAND/WALES
008 603 825	TOTARA PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
084 721 080	TOUCHSTONE LIVING PTY LIMITED	AUSTRALIA
008 633 603	TRYPTIC PTY LIMITED	AUSTRALIA
008 593 351	TYWYN PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
116 908 608	UPL (BONNYRIGG) PTY LIMITED	AUSTRALIA
114 734 886	UPL (BRIBIE ISLAND) PTY LIMITED	AUSTRALIA
114 734 557	UPL (CATHERINE FIELD) PTY LIMITED	AUSTRALIA
116 908 537	UPL (KIRRA) PTY LIMITED	AUSTRALIA
113 665 455	UPL (LEOPOLD) PTY LIMITED	AUSTRALIA
115 007 915	UPL (LIVERPOOL) PTY LIMITED	AUSTRALIA
116 908 653	UPL (NO 10) PTY LIMITED	AUSTRALIA
116 908 453	UPL (NO 6) PTY LIMITED	AUSTRALIA
116 908 582	UPL (NO 7) PTY LIMITED	AUSTRALIA
116 908 635	UPL (NO 9) PTY LIMITED	AUSTRALIA

115 793 885	UPL (NSW) PTY LIMITED	AUSTRALIA
115 007 933	UPL (PORTARLINGTON) PTY LIMITED	AUSTRALIA
120 934 741	UPL (QLD) PTY LIMITED	AUSTRALIA
085 359 833	UPL (SA) PTY LIMITED	AUSTRALIA
084 657 616	UPL (UNDERDALE) PTY LIMITED	AUSTRALIA
115 912 822	UPL (VIC) PTY LIMITED	AUSTRALIA
095 793 141	UPL (WA) PTY LTD	AUSTRALIA
116 007 755	UPL (WHITBY) PTY LIMITED	AUSTRALIA
081 119 619	UPL DEVELOPMENTS PTY LIMITED	AUSTRALIA
115 007 862	UPL MACQUARIE PTY LIMITED	AUSTRALIA
096 705 298	UPL RIVER LINKS INVESTMENTS PTY LTD	AUSTRALIA
055 500 902	UPMILL NOMINEES PTY LIMITED	AUSTRALIA
113 918 166	URBAN PACIFIC (BEROWRA) PTY LIMITED	AUSTRALIA
115 131 345	URBAN PACIFIC (FLETCHER) PTY LIMITED	AUSTRALIA
114 197 429	URBAN PACIFIC (SOMERSET) PTY LIMITED	AUSTRALIA
081 119 495	URBAN PACIFIC LIMITED	AUSTRALIA
092 034 458	URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED	AUSTRALIA
008 592 916	UTOPIA PTY LIMITED	AUSTRALIA
003 201 303	VALCORA PTY LIMITED	AUSTRALIA
BC0742711	VANCOUVER HEALTH HOLDINGS LTD	CANADA
080 218 622	VICWIRE PARTNERSHIP PTY LIMITED	AUSTRALIA
079 878 783	VOLATIC PTY LIMITED	AUSTRALIA
079 865 311	VOLBING PTY LIMITED	AUSTRALIA
095 793 169	VUE APARTMENTS PTY LTD	AUSTRALIA
200604119K	WARATAH AIRCRAFT LEASING PTE LTD	SINGAPORE
20-2384759	WILDORADO WIND HOLDINGS, INC	UNITED STATES
	WILMINGTON INVESTMENT FUND NO.1 LIMITED LLC	UNITED STATES
	WINDKRAFT HOLLEBEN 1 GMBH & CO KG	GERMANY
	WINDPARK BIPPEN GRUNSTUCKS GMBH & CO KG	GERMANY
054 813 080	WOODROSS NOMINEES PTY. LIMITED	AUSTRALIA
002 736 423	WUXTA PTY LIMITED	AUSTRALIA
5532428	YBR FEEDER GP LIMITED	ENGLAND/WALES
MC-142857	YEUNG UK NO.1	CAYMAN ISLANDS
BC0725255	YUKON RIVER BRIDGE INVESTMENT MANAGEMENT LTD.	CANADA
002 798 503	ZELENKA PTY LIMITED	AUSTRALIA
008 644 382	ZOFFANIES PTY. LIMITED	AUSTRALIA

ANNEXURE "B"

This is the annexure marked "B" of 16 pages referred to in the Notice of Ceasing to be a Substantial Holder

Dennis Leong
Company Secretary, Macquarie Bank Limited
25 August 2006

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change per security(7)	Number and Class of Securities		Person's votes affected
24/08/2006	MBL	Sale of Securities	$ 5.90	124,346,048	fp stp	124,304,048
16/08/2006	MPPM	Sale of Securities	$ 6.43	48,308	fp stp	48,308
16/08/2006	MPPM	Sale of Securities	$ 6.43	27,464	fp stp	27,464
16/08/2006	MPPM	Sale of Securities	$ 6.43	23,943	fp stp	23,943
16/08/2006	MPPM	Sale of Securities	$ 6.43	20,710	fp stp	20,710
16/08/2006	MPPM	Sale of Securities	$ 6.43	17,450	fp stp	17,450
16/08/2006	MPPM	Sale of Securities	$ 6.43	12,721	fp stp	12,721
16/08/2006	MPPM	Sale of Securities	$ 6.43	11,443	fp stp	11,443
16/08/2006	MPPM	Sale of Securities	$ 6.43	11,065	fp stp	11,065
16/08/2006	MPPM	Sale of Securities	$ 6.43	10,361	fp stp	10,361
16/08/2006	MPPM	Sale of Securities	$ 6.43	9,312	fp stp	9,312
16/08/2006	MPPM	Sale of Securities	$ 6.43	9,019	fp stp	9,019
16/08/2006	MPPM	Sale of Securities	$ 6.43	8,533	fp stp	8,533
16/08/2006	MPPM	Sale of Securities	$ 6.43	8,043	fp stp	8,043
16/08/2006	MPPM	Sale of Securities	$ 6.43	7,439	fp stp	7,439
16/08/2006	MPPM	Sale of Securities	$ 6.43	6,774	fp stp	6,774
16/08/2006	MPPM	Sale of Securities	$ 6.43	5,419	fp stp	5,419
16/08/2006	MPPM	Sale of Securities	$ 6.43	5,220	fp stp	5,220
16/08/2006	MPPM	Sale of Securities	$ 6.43	5,190	fp stp	5,190
16/08/2006	MPPM	Sale of Securities	$ 6.43	4,968	fp stp	4,968
16/08/2006	MPPM	Sale of Securities	$ 6.43	4,716	fp stp	4,716
16/08/2006	MPPM	Sale of Securities	$ 6.43	4,632	fp stp	4,632
16/08/2006	MPPM	Sale of Securities	$ 6.43	4,515	fp stp	4,515
16/08/2006	MPPM	Sale of Securities	$ 6.43	4,075	fp stp	4,075
16/08/2006	MPPM	Sale of Securities	$ 6.43	4,045	fp stp	4,045
16/08/2006	MPPM	Sale of Securities	$ 6.43	4,045	fp stp	4,045
16/08/2006	MPPM	Sale of Securities	$ 6.43	3,957	fp stp	3,957
16/08/2006	MPPM	Sale of Securities	$ 6.43	3,840	fp stp	3,840
16/08/2006	MPPM	Sale of Securities	$ 6.43	3,282	fp stp	3,282
16/08/2006	MPPM	Sale of Securities	$ 6.43	3,282	fp stp	3,282
16/08/2006	MPPM	Sale of Securities	$ 6.43	3,224	fp stp	3,224
16/08/2006	MPPM	Sale of Securities	$ 6.43	3,018	fp stp	3,018
16/08/2006	MPPM	Sale of Securities	$ 6.43	2,989	fp stp	2,989
16/08/2006	MPPM	Sale of Securities	$ 6.43	2,842	fp stp	2,842
16/08/2006	MPPM	Sale of Securities	$ 6.43	2,784	fp stp	2,784
16/08/2006	MPPM	Sale of Securities	$ 6.43	2,754	fp stp	2,754
16/08/2006	MPPM	Sale of Securities	$ 6.43	2,637	fp stp	2,637
16/08/2006	MPPM	Sale of Securities	$ 6.43	2,490	fp stp	2,490
16/08/2006	MPPM	Sale of Securities	$ 6.43	2,343	fp stp	2,343
16/08/2006	MPPM	Sale of Securities	$ 6.43	2,315	fp stp	2,315
16/08/2006	MPPM	Sale of Securities	$ 6.43	2,139	fp stp	2,139
16/08/2006	MPPM	Sale of Securities	$ 6.43	2,021	fp stp	2,021
16/08/2006	MPPM	Sale of Securities	$ 6.43	994	fp stp	994
15/08/2006	MPPM	Sale of Securities	$ 6.43	20,617	fp stp	20,617
15/08/2006	MPPM	Sale of Securities	$ 6.43	7,006	fp stp	7,006
10/08/2006	MPPM	Sale of Securities	$ 6.43	25,608	fp stp	25,608
10/08/2006	MPPM	Sale of Securities	$ 6.43	2,021	fp stp	2,021
9/08/2006	MPPM	Client transfer out	n/a	4,175	fp stp	4,175
17/07/2006	MPPM	Purchase of Securities	$ 5.72	2,184	fp stp	2,184
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994

10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MPPM	Share Purchase Plan	$ 5.03	994	fp stp	994
23/08/2006	MLL	Purchase of Securities	$ 5.78	2,802	fp stp	2,802
10/07/2006	MLL	Share Purchase Plan	$ 5.03	994	fp stp	994
23/08/2006	MIML	Purchase of Securities	$ 5.78	984	fp stp	984
23/08/2006	MIML	Purchase of Securities	$ 5.78	2,515	fp stp	2,515
23/08/2006	MIML	Purchase of Securities	$ 5.78	12,825	fp stp	12,825
21/07/2006	MIML	Purchase of Securities	$ 5.78	7,800	fp stp	7,800
17/07/2006	MIML	Sale of Securities	$ 5.78	111,000	fp stp	111,000
10/07/2006	MIML	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MIML	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MIML	Share Purchase Plan	$ 5.03	994	fp stp	994
24/08/2006	MIML	Purchase of Securities	$ 5.78	3,234	fp stp	3,234
24/08/2006	MIML	Purchase of Securities	$ 5.78	4,225	fp stp	4,225
24/08/2006	MIML	Purchase of Securities	$ 5.78	2,616	fp stp	2,616
23/08/2006	MIML	Purchase of Securities	$ 5.78	551	fp stp	551
23/08/2006	MIML	Purchase of Securities	$ 5.78	829	fp stp	829
23/08/2006	MIML	Purchase of Securities	$ 5.78	12,356	fp stp	12,356
23/08/2006	MIML	Purchase of Securities	$ 5.78	2,948	fp stp	2,948
19/08/2006	MIML	Sale of Securities	$ 6.21	3,100	fp stp	3,100
21/07/2006	MIML	Sale of Securities	$ 6.21	7,800	fp stp	7,800
21/07/2006	MIML	Sale of Securities	$ 6.21	3,200	fp stp	3,200
20/07/2006	MIML	Sale of Securities	$ 6.21	14,300	fp stp	14,300
11/07/2006	MIML	Sale of Securities	$ 6.21	1,200	fp stp	1,200
10/07/2006	MIML	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MIML	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MIML	Share Purchase Plan	$ 5.03	994	fp stp	994
25/08/2006	MIML	Purchase of Securities	$ 5.78	43,756	fp stp	43,756
25/08/2006	MIML	Purchase of Securities	$ 5.78	6,239	fp stp	6,239
25/08/2006	MIML	Purchase of Securities	$ 5.78	76,578	fp stp	76,578
24/08/2006	MIML	Purchase of Securities	$ 5.78	14,655	fp stp	14,655
24/08/2006	MIML	Purchase of Securities	$ 5.78	65,845	fp stp	65,845
24/08/2006	MIML	Purchase of Securities	$ 5.78	619	fp stp	619
24/08/2006	MIML	Purchase of Securities	$ 5.78	16,281	fp stp	16,281
24/08/2006	MIML	Purchase of Securities	$ 5.78	3,325	fp stp	3,325
24/08/2006	MIML	Purchase of Securities	$ 5.78	28,975	fp stp	28,975
24/08/2006	MIML	Purchase of Securities	$ 5.78	38,407	fp stp	38,407

24/08/2006	MIML	Purchase of Securities	$ 5.78	36,078	fp stp	36,078
23/08/2006	MIML	Purchase of Securities	$ 5.78	6,296	fp stp	6,296
23/08/2006	MIML	Purchase of Securities	$ 5.78	2,699	fp stp	2,699
21/08/2006	MIML	Purchase of Securities	$ 5.78	14,200	fp stp	14,200
21/08/2006	MIML	Purchase of Securities	$ 5.78	32,324	fp stp	32,324
21/08/2006	MIML	Purchase of Securities	$ 5.78	42,476	fp stp	42,476
21/08/2006	MIML	Purchase of Securities	$ 5.78	4,452	fp stp	4,452
16/08/2006	MIML	Sale of Securities	$ 6.53	10,500	fp stp	10,500
14/08/2006	MIML	Sale of Securities	$ 6.53	15,000	fp stp	15,000
11/08/2006	MIML	Sale of Securities	$ 6.53	1,555	fp stp	1,555
11/08/2006	MIML	Sale of Securities	$ 6.53	19,249	fp stp	19,249
11/08/2006	MIML	Sale of Securities	$ 6.53	35,832	fp stp	35,832
11/08/2006	MIML	Sale of Securities	$ 6.53	23,887	fp stp	23,887
11/08/2006	MIML	Sale of Securities	$ 6.53	19,249	fp stp	19,249
11/08/2006	MIML	Sale of Securities	$ 6.53	23,887	fp stp	23,887
11/08/2006	MIML	Sale of Securities	$ 6.53	40,456	fp stp	40,456
11/08/2006	MIML	Sale of Securities	$ 6.53	60,613	fp stp	60,613
11/08/2006	MIML	Sale of Securities	$ 6.53	40,456	fp stp	40,456
11/08/2006	MIML	Sale of Securities	$ 6.53	14,853	fp stp	14,853
11/08/2006	MIML	Sale of Securities	$ 6.53	2,327	fp stp	2,327
11/08/2006	MIML	Sale of Securities	$ 6.53	28,968	fp stp	28,968
11/08/2006	MIML	Sale of Securities	$ 6.53	22,260	fp stp	22,260
11/08/2006	MIML	Sale of Securities	$ 6.53	1,555	fp stp	1,555
11/08/2006	MIML	Sale of Securities	$ 6.53	14,853	fp stp	14,853
8/08/2006	MIML	Sale of Securities	$ 6.53	14,800	fp stp	14,800
4/08/2006	MIML	Purchase of Securities	$ 6.04	1,040	fp stp	1,040
4/08/2006	MIML	Purchase of Securities	$ 6.04	17,684	fp stp	17,684
4/08/2006	MIML	Purchase of Securities	$ 6.04	13,176	fp stp	13,176
4/08/2006	MIML	Purchase of Securities	$ 6.04	11,789	fp stp	11,789
27/07/2006	MIML	Sale of Securities	$ 5.80	43,206	fp stp	43,206
27/07/2006	MIML	Sale of Securities	$ 5.80	7,991	fp stp	7,991
27/07/2006	MIML	Sale of Securities	$ 5.80	1,073	fp stp	1,073
27/07/2006	MIML	Sale of Securities	$ 5.80	10,229	fp stp	10,229
27/07/2006	MIML	Sale of Securities	$ 5.80	71,718	fp stp	71,718
27/07/2006	MIML	Sale of Securities	$ 5.80	13,818	fp stp	13,818
27/07/2006	MIML	Sale of Securities	$ 5.80	5,741	fp stp	5,741
27/07/2006	MIML	Sale of Securities	$ 5.80	13,263	fp stp	13,263
27/07/2006	MIML	Sale of Securities	$ 5.80	55,467	fp stp	55,467
27/07/2006	MIML	Sale of Securities	$ 5.80	11,300	fp stp	11,300
20/07/2006	MIML	Purchase of Securities	$ 5.70	177,800	fp stp	177,800
19/07/2006	MIML	Sale of Securities	$ 5.80	294,500	fp stp	294,500
17/07/2006	MIML	Sale of Securities	$ 5.80	150,000	fp stp	150,000
14/07/2006	MIML	Purchase of Securities	$ 5.78	7,900	fp stp	7,900
10/07/2006	MIML	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MIML	Share Purchase Plan	$ 5.03	994	fp stp	994
24/08/2006	MIML	Purchase of Securities	$ 5.97	54,000	fp stp	54,000
24/08/2006	MIML	Purchase of Securities	$ 5.97	14,139	fp stp	14,139
23/08/2006	MIML	Purchase of Securities	$ 5.97	133,904	fp stp	133,904
23/08/2006	MIML	Purchase of Securities	$ 5.97	23,617	fp stp	23,617
23/08/2006	MIML	Purchase of Securities	$ 5.97	127,035	fp stp	127,035
21/08/2006	MIML	Purchase of Securities	$ 5.97	85,800	fp stp	85,800
21/08/2006	MIML	Purchase of Securities	$ 5.97	20,748	fp stp	20,748
17/08/2006	MIML	Purchase of Securities	$ 5.97	334,800	fp stp	334,800
16/08/2006	MIML	Sale of Securities	$ 5.97	89,500	fp stp	89,500
14/08/2006	MIML	Purchase of Securities	$ 6.31	15,000	fp stp	15,000
14/08/2006	MIML	Sale of Securities	$ 6.42	50,000	fp stp	50,000
8/08/2006	MIML	Sale of Securities	$ 6.10	142,800	fp stp	142,800
4/08/2006	MIML	Purchase of Securities	$ 5.97	56,311	fp stp	56,311
31/07/2006	MIML	Purchase of Securities	$ 5.97	60,000	fp stp	60,000
31/07/2006	MIML	Purchase of Securities	$ 5.97	29,750	fp stp	29,750
28/07/2006	MIML	Purchase of Securities	$ 5.97	251,900	fp stp	251,900
27/07/2006	MIML	Sale of Securities	$ 5.82	88,700	fp stp	88,700
27/07/2006	MIML	Sale of Securities	$ 5.82	360,050	fp stp	360,050
27/07/2006	MIML	Sale of Securities	$ 5.82	67,444	fp stp	67,444
24/07/2006	MIML	Sale of Securities	$ 5.82	130,000	fp stp	130,000
24/07/2006	MIML	Purchase of Securities	$ 5.87	130,000	fp stp	130,000
20/07/2006	MIML	Sale of Securities	$ 5.67	70,000	fp stp	70,000
19/07/2006	MIML	Sale of Securities	$ 5.67	676,900	fp stp	676,900
17/07/2006	MIML	Purchase of Securities	$ 5.67	100,000	fp stp	100,000
17/07/2006	MIML	Purchase of Securities	$ 5.67	3,100	fp stp	3,100
14/07/2006	MIML	Purchase of Securities	$ 5.87	132,100	fp stp	132,100
10/07/2006	MIML	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MIML	Share Purchase Plan	$ 5.03	994	fp stp	994
10/07/2006	MIML	Share Purchase Plan	$ 5.03	994	fp stp	994
27/07/2006	MBL	Repay Securities	$ 5.94	726,249	fp stp	726,249
28/07/2006	MBL	Repay Securities	$ 4.70	300,000	fp stp	300,000
19/07/2006	MBL	Repay Securities	$ 4.40	6,200,000	fp stp	6,200,000
13/07/2006	MBL	Repay Securities	$ 2.54	3,174,300	fp stp	3,174,300

20/07/2006	MBL	Borrow Securities	$ 5.99	110,000	fp stp	110,000
26/07/2006	MBL	Borrow Securities	$ 5.96	210,000	fp stp	210,000
27/07/2006	MBL	Borrow Securities	$ 5.94	726,249	fp stp	726,249
28/07/2006	MBL	Borrow Securities	$ 4.70	300,000	fp stp	300,000
2/08/2006	MBL	Borrow Securities	$ 6.24	300,000	fp stp	300,000
24/08/2006	MBL	Repay Securities	$ 6.76	100,000	fp stp	100,000
4/08/2006	MBL	Borrow Securities	$ 6.48	25,000	fp stp	25,000
8/08/2006	MBL	Borrow Securities	$ 6.28	5,000	fp stp	5,000
17/08/2006	MBL	Borrow Securities	$ 6.77	100,000	fp stp	100,000
25/08/2006	MSAL	Sale of Securities	$ 6.20	48,405	fp stp	48,405
25/08/2006	MSAL	Sale of Securities	$ 6.19	125,000	fp stp	125,000
25/08/2006	MSAL	Purchase of Securities	$ 6.19	15,000	fp stp	15,000
25/08/2006	MSAL	Purchase of Securities	$ 6.19	10,000	fp stp	10,000
25/08/2006	MSAL	Purchase of Securities	$ 6.19	100,000	fp stp	100,000
25/08/2006	MSAL	Sale of Securities	$ 6.18	1,402	fp stp	1,402
25/08/2006	MSAL	Sale of Securities	$ 6.18	8,013	fp stp	8,013
25/08/2006	MSAL	Sale of Securities	$ 6.15	1,971	fp stp	1,971
25/08/2006	MSAL	Sale of Securities	$ 6.13	30,000	fp stp	30,000
25/08/2006	MSAL	Sale of Securities	$ 6.15	3,029	fp stp	3,029
25/08/2006	MSAL	Sale of Securities	$ 6.19	29,635	fp stp	29,635
25/08/2006	MSAL	Purchase of Securities	$ 6.19	75,000	fp stp	75,000
25/08/2006	MSAL	Purchase of Securities	$ 6.19	10,000	fp stp	10,000
25/08/2006	MSAL	Purchase of Securities	$ 6.19	1,154	fp stp	1,154
25/08/2006	MSAL	Purchase of Securities	$ 6.19	85	fp stp	85
25/08/2006	MSAL	Purchase of Securities	$ 6.19	86	fp stp	86
25/08/2006	MSAL	Purchase of Securities	$ 6.19	300	fp stp	300
25/08/2006	MSAL	Purchase of Securities	$ 6.19	2,347	fp stp	2,347
25/08/2006	MSAL	Purchase of Securities	$ 6.19	87	fp stp	87
25/08/2006	MSAL	Purchase of Securities	$ 6.19	1,839	fp stp	1,839
25/08/2006	MSAL	Purchase of Securities	$ 6.19	102	fp stp	102
25/08/2006	MSAL	Purchase of Securities	$ 6.15	1,455	fp stp	1,455
25/08/2006	MSAL	Sale of Securities	$ 6.17	8,545	fp stp	8,545
25/08/2006	MSAL	Purchase of Securities	$ 6.15	3,300	fp stp	3,300
25/08/2006	MSAL	Purchase of Securities	$ 6.15	8,000	fp stp	8,000
25/08/2006	MSAL	Purchase of Securities	$ 6.15	10,000	fp stp	10,000
25/08/2006	MSAL	Purchase of Securities	$ 6.15	7,245	fp stp	7,245
24/08/2006	MSAL	Purchase of Securities	$ 6.20	10,000	fp stp	10,000
24/08/2006	MSAL	Purchase of Securities	$ 6.22	150,000	fp stp	150,000
24/08/2006	MSAL	Purchase of Securities	$ 6.21	100,000	fp stp	100,000
24/08/2006	MSAL	Sale of Securities	$ 6.17	250,000	fp stp	250,000
24/08/2006	MSAL	Purchase of Securities	$ 6.17	250,000	fp stp	250,000
24/08/2006	MSAL	Purchase of Securities	$ 6.08	485	fp stp	485
24/08/2006	MSAL	Purchase of Securities	$ 6.08	1,725	fp stp	1,725
24/08/2006	MSAL	Purchase of Securities	$ 6.08	867	fp stp	867
24/08/2006	MSAL	Purchase of Securities	$ 6.08	3,650	fp stp	3,650
24/08/2006	MSAL	Purchase of Securities	$ 6.08	1,906	fp stp	1,906
24/08/2006	MSAL	Purchase of Securities	$ 6.08	7,711	fp stp	7,711
24/08/2006	MSAL	Purchase of Securities	$ 6.08	7,500	fp stp	7,500
24/08/2006	MSAL	Purchase of Securities	$ 6.08	13,792	fp stp	13,792
24/08/2006	MSAL	Purchase of Securities	$ 6.08	53	fp stp	53
24/08/2006	MSAL	Purchase of Securities	$ 6.08	2,311	fp stp	2,311
24/08/2006	MSAL	Purchase of Securities	$ 6.08	15,463	fp stp	15,463
24/08/2006	MSAL	Purchase of Securities	$ 6.08	526	fp stp	526
24/08/2006	MSAL	Purchase of Securities	$ 6.08	206	fp stp	206
24/08/2006	MSAL	Purchase of Securities	$ 6.08	3,805	fp stp	3,805
24/08/2006	MSAL	Sale of Securities	$ 6.08	200,000	fp stp	200,000
24/08/2006	MSAL	Purchase of Securities	$ 6.08	35,000	fp stp	35,000
24/08/2006	MSAL	Purchase of Securities	$ 6.08	10,271	fp stp	10,271
24/08/2006	MSAL	Purchase of Securities	$ 6.08	19,336	fp stp	19,336
24/08/2006	MSAL	Purchase of Securities	$ 6.08	20,393	fp stp	20,393
24/08/2006	MSAL	Purchase of Securities	$ 6.08	29,607	fp stp	29,607
24/08/2006	MSAL	Purchase of Securities	$ 6.08	2,220	fp stp	2,220
24/08/2006	MSAL	Purchase of Securities	$ 6.08	525	fp stp	525
24/08/2006	MSAL	Purchase of Securities	$ 6.08	2,648	fp stp	2,648
24/08/2006	MSAL	Purchase of Securities	$ 6.08	18,952	fp stp	18,952
24/08/2006	MSAL	Purchase of Securities	$ 6.08	529	fp stp	529
24/08/2006	MSAL	Purchase of Securities	$ 6.08	519	fp stp	519
24/08/2006	MSAL	Purchase of Securities	$ 6.07	321	fp stp	321
24/08/2006	MSAL	Purchase of Securities	$ 6.07	1,725	fp stp	1,725
24/08/2006	MSAL	Purchase of Securities	$ 6.07	1,725	fp stp	1,725
24/08/2006	MSAL	Purchase of Securities	$ 6.07	108	fp stp	108
24/08/2006	MSAL	Purchase of Securities	$ 6.07	3,068	fp stp	3,068
24/08/2006	MSAL	Purchase of Securities	$ 6.07	2,598	fp stp	2,598
24/08/2006	MSAL	Purchase of Securities	$ 6.07	1,725	fp stp	1,725
24/08/2006	MSAL	Purchase of Securities	$ 6.07	1,616	fp stp	1,616
24/08/2006	MSAL	Sale of Securities	$ 6.08	200,000	fp stp	200,000
24/08/2006	MSAL	Purchase of Securities	$ 6.07	1,560	fp stp	1,560
24/08/2006	MSAL	Purchase of Securities	$ 6.08	4,000	fp stp	4,000

24/08/2006	MSAL	Purchase of Securities	$	6.08	5,761	fp stp	5,761
24/08/2006	MSAL	Purchase of Securities	$	6.08	2,220	fp stp	2,220
24/08/2006	MSAL	Purchase of Securities	$	6.08	206	fp stp	206
24/08/2006	MSAL	Purchase of Securities	$	6.08	1,813	fp stp	1,813
24/08/2006	MSAL	Purchase of Securities	$	6.07	1,725	fp stp	1,725
24/08/2006	MSAL	Purchase of Securities	$	6.07	1,725	fp stp	1,725
24/08/2006	MSAL	Purchase of Securities	$	6.08	6,812	fp stp	6,812
24/08/2006	MSAL	Purchase of Securities	$	6.08	3,188	fp stp	3,188
24/08/2006	MSAL	Purchase of Securities	$	6.07	3,840	fp stp	3,840
24/08/2006	MSAL	Purchase of Securities	$	6.07	1,725	fp stp	1,725
24/08/2006	MSAL	Purchase of Securities	$	6.08	17,934	fp stp	17,934
24/08/2006	MSAL	Purchase of Securities	$	6.08	12,000	fp stp	12,000
24/08/2006	MSAL	Purchase of Securities	$	6.08	66	fp stp	66
24/08/2006	MSAL	Purchase of Securities	$	6.07	39	fp stp	39
24/08/2006	MSAL	Purchase of Securities	$	6.07	536	fp stp	536
24/08/2006	MSAL	Purchase of Securities	$	6.07	1,214	fp stp	1,214
24/08/2006	MSAL	Purchase of Securities	$	6.07	750	fp stp	750
24/08/2006	MSAL	Purchase of Securities	$	6.07	1,413	fp stp	1,413
24/08/2006	MSAL	Purchase of Securities	$	6.07	28,198	fp stp	28,198
24/08/2006	MSAL	Purchase of Securities	$	6.07	1,725	fp stp	1,725
24/08/2006	MSAL	Purchase of Securities	$	6.07	1,725	fp stp	1,725
24/08/2006	MSAL	Purchase of Securities	$	6.07	1,939	fp stp	1,939
24/08/2006	MSAL	Purchase of Securities	$	6.07	14,676	fp stp	14,676
24/08/2006	MSAL	Purchase of Securities	$	6.07	1,725	fp stp	1,725
24/08/2006	MSAL	Purchase of Securities	$	6.07	8,664	fp stp	8,664
24/08/2006	MSAL	Purchase of Securities	$	6.07	4,685	fp stp	4,685
24/08/2006	MSAL	Purchase of Securities	$	6.07	1,725	fp stp	1,725
24/08/2006	MSAL	Purchase of Securities	$	6.07	1,725	fp stp	1,725
24/08/2006	MSAL	Purchase of Securities	$	6.07	1,725	fp stp	1,725
24/08/2006	MSAL	Purchase of Securities	$	6.07	75	fp stp	75
24/08/2006	MSAL	Sale of Securities	$	6.08	300,000	fp stp	300,000
24/08/2006	MSAL	Purchase of Securities	$	6.08	24,975	fp stp	24,975
24/08/2006	MSAL	Purchase of Securities	$	6.08	526	fp stp	526
24/08/2006	MSAL	Purchase of Securities	$	6.08	32	fp stp	32
24/08/2006	MSAL	Purchase of Securities	$	6.08	2,220	fp stp	2,220
24/08/2006	MSAL	Purchase of Securities	$	6.08	1,400	fp stp	1,400
24/08/2006	MSAL	Purchase of Securities	$	6.08	20,847	fp stp	20,847
24/08/2006	MSAL	Purchase of Securities	$	6.09	1,757	fp stp	1,757
24/08/2006	MSAL	Purchase of Securities	$	6.09	23,267	fp stp	23,267
24/08/2006	MSAL	Purchase of Securities	$	6.09	1,041	fp stp	1,041
24/08/2006	MSAL	Purchase of Securities	$	6.09	1,604	fp stp	1,604
24/08/2006	MSAL	Purchase of Securities	$	6.09	1,387	fp stp	1,387
24/08/2006	MSAL	Purchase of Securities	$	6.09	862	fp stp	862
24/08/2006	MSAL	Purchase of Securities	$	6.09	15,082	fp stp	15,082
24/08/2006	MSAL	Purchase of Securities	$	6.09	19,918	fp stp	19,918
24/08/2006	MSAL	Purchase of Securities	$	6.09	173	fp stp	173
24/08/2006	MSAL	Purchase of Securities	$	6.09	175	fp stp	175
24/08/2006	MSAL	Purchase of Securities	$	6.09	4,734	fp stp	4,734
24/08/2006	MSAL	Purchase of Securities	$	6.09	992	fp stp	992
24/08/2006	MSAL	Purchase of Securities	$	6.09	24,008	fp stp	24,008
24/08/2006	MSAL	Purchase of Securities	$	6.10	125,000	fp stp	125,000
24/08/2006	MSAL	Sale of Securities	$	6.05	30,000	fp stp	30,000
24/08/2006	MSAL	Purchase of Securities	$	6.05	50,000	fp stp	50,000
24/08/2006	MSAL	Purchase of Securities	$	6.04	610	fp stp	610
24/08/2006	MSAL	Purchase of Securities	$	6.04	6,110	fp stp	6,110
24/08/2006	MSAL	Purchase of Securities	$	6.04	2,220	fp stp	2,220
24/08/2006	MSAL	Purchase of Securities	$	6.04	1,060	fp stp	1,060
24/08/2006	MSAL	Purchase of Securities	$	6.09	10,000	fp stp	10,000
22/08/2006	MSAL	Sale of Securities	$	6.38	40,000	fp stp	40,000
22/08/2006	MSAL	Sale of Securities	$	6.38	20,000	fp stp	20,000
21/08/2006	MSAL	Sale of Securities	$	6.40	19,541	fp stp	19,541
21/08/2006	MSAL	Sale of Securities	$	6.40	15,000	fp stp	15,000
21/08/2006	MSAL	Sale of Securities	$	6.40	2,499	fp stp	2,499
21/08/2006	MSAL	Sale of Securities	$	6.40	2,500	fp stp	2,500
21/08/2006	MSAL	Sale of Securities	$	6.40	15,000	fp stp	15,000
21/08/2006	MSAL	Sale of Securities	$	6.40	3,121	fp stp	3,121
21/08/2006	MSAL	Sale of Securities	$	6.40	1	fp stp	1
21/08/2006	MSAL	Purchase of Securities	$	6.41	3,121	fp stp	3,121
21/08/2006	MSAL	Sale of Securities	$	6.44	2,673	fp stp	2,673
21/08/2006	MSAL	Sale of Securities	$	6.44	2,327	fp stp	2,327
21/08/2006	MSAL	Sale of Securities	$	6.44	1,714	fp stp	1,714
21/08/2006	MSAL	Sale of Securities	$	6.44	2,327	fp stp	2,327
21/08/2006	MSAL	Sale of Securities	$	6.44	1,690	fp stp	1,690
21/08/2006	MSAL	Sale of Securities	$	6.43	5,000	fp stp	5,000
21/08/2006	MSAL	Purchase of Securities	$	6.42	5,000	fp stp	5,000
21/08/2006	MSAL	Sale of Securities	$	6.43	6,000	fp stp	6,000
21/08/2006	MSAL	Sale of Securities	$	6.43	1	fp stp	1
21/08/2006	MSAL	Sale of Securities	$	6.43	4,999	fp stp	4,999

21/08/2006	MSAL	Sale of Securities	$ 6.43	5,000	fp stp	5,000
21/08/2006	MSAL	Sale of Securities	$ 6.43	5,000	fp stp	5,000
21/08/2006	MSAL	Sale of Securities	$ 6.43	4,888	fp stp	4,888
21/08/2006	MSAL	Sale of Securities	$ 6.43	112	fp stp	112
21/08/2006	MSAL	Sale of Securities	$ 6.43	5,000	fp stp	5,000
21/08/2006	MSAL	Sale of Securities	$ 6.43	3,387	fp stp	3,387
21/08/2006	MSAL	Sale of Securities	$ 6.43	1,612	fp stp	1,612
21/08/2006	MSAL	Sale of Securities	$ 6.43	1	fp stp	1
21/08/2006	MSAL	Sale of Securities	$ 6.43	3,900	fp stp	3,900
21/08/2006	MSAL	Sale of Securities	$ 6.43	1	fp stp	1
21/08/2006	MSAL	Sale of Securities	$ 6.43	1,099	fp stp	1,099
21/08/2006	MSAL	Purchase of Securities	$ 6.42	5,000	fp stp	5,000
21/08/2006	MSAL	Sale of Securities	$ 6.43	2,500	fp stp	2,500
21/08/2006	MSAL	Sale of Securities	$ 6.43	1,614	fp stp	1,614
21/08/2006	MSAL	Sale of Securities	$ 6.43	886	fp stp	886
21/08/2006	MSAL	Sale of Securities	$ 6.43	2,500	fp stp	2,500
21/08/2006	MSAL	Sale of Securities	$ 6.43	2,500	fp stp	2,500
21/08/2006	MSAL	Sale of Securities	$ 6.43	1,614	fp stp	1,614
21/08/2006	MSAL	Sale of Securities	$ 6.43	886	fp stp	886
21/08/2006	MSAL	Sale of Securities	$ 6.43	2,500	fp stp	2,500
21/08/2006	MSAL	Sale of Securities	$ 6.43	2,500	fp stp	2,500
21/08/2006	MSAL	Sale of Securities	$ 6.43	1,802	fp stp	1,802
21/08/2006	MSAL	Sale of Securities	$ 6.43	698	fp stp	698
21/08/2006	MSAL	Sale of Securities	$ 6.43	552	fp stp	552
21/08/2006	MSAL	Sale of Securities	$ 6.43	7,688	fp stp	7,688
21/08/2006	MSAL	Sale of Securities	$ 6.43	1,099	fp stp	1,099
21/08/2006	MSAL	Sale of Securities	$ 6.43	661	fp stp	661
21/08/2006	MSAL	Sale of Securities	$ 6.45	1,869	fp stp	1,869
21/08/2006	MSAL	Sale of Securities	$ 6.45	631	fp stp	631
21/08/2006	MSAL	Sale of Securities	$ 6.45	4,369	fp stp	4,369
21/08/2006	MSAL	Sale of Securities	$ 6.45	3,600	fp stp	3,600
21/08/2006	MSAL	Sale of Securities	$ 6.44	1,000	fp stp	1,000
21/08/2006	MSAL	Sale of Securities	$ 6.44	3,694	fp stp	3,694
21/08/2006	MSAL	Sale of Securities	$ 6.44	1,099	fp stp	1,099
21/08/2006	MSAL	Sale of Securities	$ 6.44	2,207	fp stp	2,207
21/08/2006	MSAL	Sale of Securities	$ 6.44	293	fp stp	293
21/08/2006	MSAL	Sale of Securities	$ 6.44	2,245	fp stp	2,245
21/08/2006	MSAL	Sale of Securities	$ 6.44	999	fp stp	999
21/08/2006	MSAL	Sale of Securities	$ 6.44	1	fp stp	1
21/08/2006	MSAL	Sale of Securities	$ 6.46	662	fp stp	662
21/08/2006	MSAL	Sale of Securities	$ 6.45	800	fp stp	800
21/08/2006	MSAL	Sale of Securities	$ 6.45	400	fp stp	400
21/08/2006	MSAL	Sale of Securities	$ 6.45	1,200	fp stp	1,200
21/08/2006	MSAL	Sale of Securities	$ 6.45	1,200	fp stp	1,200
21/08/2006	MSAL	Sale of Securities	$ 6.45	1,200	fp stp	1,200
21/08/2006	MSAL	Sale of Securities	$ 6.46	1,099	fp stp	1,099
21/08/2006	MSAL	Sale of Securities	$ 6.46	331	fp stp	331
21/08/2006	MSAL	Sale of Securities	$ 6.47	1,099	fp stp	1,099
21/08/2006	MSAL	Sale of Securities	$ 6.47	4	fp stp	4
21/08/2006	MSAL	Sale of Securities	$ 6.47	1,099	fp stp	1,099
21/08/2006	MSAL	Sale of Securities	$ 6.49	99	fp stp	99
21/08/2006	MSAL	Sale of Securities	$ 6.49	1,000	fp stp	1,000
21/08/2006	MSAL	Sale of Securities	$ 6.48	605	fp stp	605
21/08/2006	MSAL	Sale of Securities	$ 6.48	694	fp stp	694
21/08/2006	MSAL	Sale of Securities	$ 6.48	1,306	fp stp	1,306
21/08/2006	MSAL	Purchase of Securities	$ 6.46	4,129	fp stp	4,129
21/08/2006	MSAL	Purchase of Securities	$ 6.47	10,000	fp stp	10,000
21/08/2006	MSAL	Purchase of Securities	$ 6.47	2,317	fp stp	2,317
21/08/2006	MSAL	Sale of Securities	$ 6.48	5,211	fp stp	5,211
21/08/2006	MSAL	Sale of Securities	$ 6.48	1,099	fp stp	1,099
21/08/2006	MSAL	Sale of Securities	$ 6.48	26	fp stp	26
21/08/2006	MSAL	Sale of Securities	$ 6.49	7	fp stp	7
21/08/2006	MSAL	Sale of Securities	$ 6.49	1,099	fp stp	1,099
21/08/2006	MSAL	Sale of Securities	$ 6.49	227	fp stp	227
21/08/2006	MSAL	Sale of Securities	$ 6.49	100	fp stp	100
21/08/2006	MSAL	Sale of Securities	$ 6.49	2,400	fp stp	2,400
21/08/2006	MSAL	Purchase of Securities	$ 6.48	200,000	fp stp	200,000
21/08/2006	MSAL	Sale of Securities	$ 6.52	200	fp stp	200
21/08/2006	MSAL	Sale of Securities	$ 6.52	577	fp stp	577
21/08/2006	MSAL	Sale of Securities	$ 6.52	9,423	fp stp	9,423
21/08/2006	MSAL	Sale of Securities	$ 6.52	170,000	fp stp	170,000
18/08/2006	MSAL	Purchase of Securities	$ 6.52	200,000	fp stp	200,000
18/08/2006	MSAL	Purchase of Securities	$ 6.46	4,263	fp stp	4,263
18/08/2006	MSAL	Purchase of Securities	$ 6.46	319	fp stp	319
18/08/2006	MSAL	Purchase of Securities	$ 6.48	2,441	fp stp	2,441
18/08/2006	MSAL	Purchase of Securities	$ 6.48	1,726	fp stp	1,726
18/08/2006	MSAL	Purchase of Securities	$ 6.49	1,737	fp stp	1,737
18/08/2006	MSAL	Purchase of Securities	$ 6.49	1,263	fp stp	1,263

17/08/2006	MSAL	Sale of Securities	$ 6.52	12,485	fp stp	12,485
17/08/2006	MSAL	Sale of Securities	$ 6.45	12,386	fp stp	12,386
17/08/2006	MSAL	Sale of Securities	$ 6.45	200	fp stp	200
17/08/2006	MSAL	Sale of Securities	$ 6.45	114	fp stp	114
17/08/2006	MSAL	Sale of Securities	$ 6.45	4,300	fp stp	4,300
17/08/2006	MSAL	Purchase of Securities	$ 6.42	707	fp stp	707
17/08/2006	MSAL	Purchase of Securities	$ 6.42	1,132	fp stp	1,132
17/08/2006	MSAL	Purchase of Securities	$ 6.43	2,460	fp stp	2,460
17/08/2006	MSAL	Purchase of Securities	$ 6.43	7,540	fp stp	7,540
17/08/2006	MSAL	Sale of Securities	$ 6.44	618	fp stp	618
17/08/2006	MSAL	Sale of Securities	$ 6.44	2,277	fp stp	2,277
17/08/2006	MSAL	Sale of Securities	$ 6.44	202	fp stp	202
17/08/2006	MSAL	Sale of Securities	$ 6.44	181	fp stp	181
17/08/2006	MSAL	Sale of Securities	$ 6.44	216	fp stp	216
17/08/2006	MSAL	Sale of Securities	$ 6.44	20,506	fp stp	20,506
17/08/2006	MSAL	Sale of Securities	$ 6.44	12,000	fp stp	12,000
17/08/2006	MSAL	Purchase of Securities	$ 6.42	3,994	fp stp	3,994
17/08/2006	MSAL	Purchase of Securities	$ 6.43	2,903	fp stp	2,903
17/08/2006	MSAL	Purchase of Securities	$ 6.45	3,364	fp stp	3,364
17/08/2006	MSAL	Purchase of Securities	$ 6.45	2,798	fp stp	2,798
17/08/2006	MSAL	Purchase of Securities	$ 6.45	8,095	fp stp	8,095
17/08/2006	MSAL	Purchase of Securities	$ 6.45	10,000	fp stp	10,000
17/08/2006	MSAL	Purchase of Securities	$ 6.45	1,700	fp stp	1,700
17/08/2006	MSAL	Purchase of Securities	$ 6.45	740	fp stp	740
17/08/2006	MSAL	Purchase of Securities	$ 6.45	4,000	fp stp	4,000
17/08/2006	MSAL	Purchase of Securities	$ 6.45	1,500	fp stp	1,500
17/08/2006	MSAL	Purchase of Securities	$ 6.45	2,803	fp stp	2,803
17/08/2006	MSAL	Sale of Securities	$ 6.46	17,097	fp stp	17,097
17/08/2006	MSAL	Sale of Securities	$ 6.47	7,036	fp stp	7,036
17/08/2006	MSAL	Sale of Securities	$ 6.47	430	fp stp	430
17/08/2006	MSAL	Sale of Securities	$ 6.47	128	fp stp	128
17/08/2006	MSAL	Sale of Securities	$ 6.47	2,406	fp stp	2,406
17/08/2006	MSAL	Purchase of Securities	$ 6.46	19,405	fp stp	19,405
17/08/2006	MSAL	Purchase of Securities	$ 6.46	595	fp stp	595
17/08/2006	MSAL	Purchase of Securities	$ 6.43	950	fp stp	950
17/08/2006	MSAL	Purchase of Securities	$ 6.43	3,047	fp stp	3,047
17/08/2006	MSAL	Purchase of Securities	$ 6.43	3,100	fp stp	3,100
17/08/2006	MSAL	Purchase of Securities	$ 6.49	8,853	fp stp	8,853
17/08/2006	MSAL	Purchase of Securities	$ 6.49	3,000	fp stp	3,000
17/08/2006	MSAL	Purchase of Securities	$ 6.49	662	fp stp	662
17/08/2006	MSAL	Sale of Securities	$ 6.51	6,954	fp stp	6,954
17/08/2006	MSAL	Sale of Securities	$ 6.51	64	fp stp	64
17/08/2006	MSAL	Sale of Securities	$ 6.51	1,726	fp stp	1,726
17/08/2006	MSAL	Sale of Securities	$ 6.51	1,846	fp stp	1,846
17/08/2006	MSAL	Sale of Securities	$ 6.51	1,726	fp stp	1,726
17/08/2006	MSAL	Sale of Securities	$ 6.51	199	fp stp	199
17/08/2006	MSAL	Purchase of Securities	$ 6.45	3,638	fp stp	3,638
16/08/2006	MSAL	Purchase of Securities	$ 6.45	2,525	fp stp	2,525
16/08/2006	MSAL	Purchase of Securities	$ 6.45	35,241	fp stp	35,241
16/08/2006	MSAL	Purchase of Securities	$ 6.44	1,726	fp stp	1,726
16/08/2006	MSAL	Purchase of Securities	$ 6.44	1,726	fp stp	1,726
16/08/2006	MSAL	Purchase of Securities	$ 6.44	1,726	fp stp	1,726
16/08/2006	MSAL	Purchase of Securities	$ 6.44	1,726	fp stp	1,726
16/08/2006	MSAL	Sale of Securities	$ 6.45	23,809	fp stp	23,809
16/08/2006	MSAL	Sale of Securities	$ 6.45	6,191	fp stp	6,191
16/08/2006	MSAL	Purchase of Securities	$ 6.44	1,692	fp stp	1,692
16/08/2006	MSAL	Purchase of Securities	$ 6.44	1,134	fp stp	1,134
16/08/2006	MSAL	Purchase of Securities	$ 6.44	5,176	fp stp	5,176
16/08/2006	MSAL	Purchase of Securities	$ 6.44	3,668	fp stp	3,688
16/08/2006	MSAL	Purchase of Securities	$ 6.44	5,050	fp stp	5,050
16/08/2006	MSAL	Purchase of Securities	$ 6.44	1,731	fp stp	1,731
16/08/2006	MSAL	Purchase of Securities	$ 6.44	384	fp stp	384
16/08/2006	MSAL	Sale of Securities	$ 6.45	2,449	fp stp	2,449
16/08/2006	MSAL	Sale of Securities	$ 6.45	17	fp stp	17
16/08/2006	MSAL	Sale of Securities	$ 6.45	1,013	fp stp	1,013
16/08/2006	MSAL	Purchase of Securities	$ 6.44	400	fp stp	400
16/08/2006	MSAL	Purchase of Securities	$ 6.44	9,216	fp stp	9,216
16/08/2006	MSAL	Purchase of Securities	$ 6.44	722	fp stp	722
16/08/2006	MSAL	Sale of Securities	$ 6.45	2,272	fp stp	2,272
16/08/2006	MSAL	Sale of Securities	$ 6.45	1,030	fp stp	1,030
16/08/2006	MSAL	Purchase of Securities	$ 6.44	14,000	fp stp	14,000
16/08/2006	MSAL	Purchase of Securities	$ 6.44	878	fp stp	878
16/08/2006	MSAL	Purchase of Securities	$ 6.44	113	fp stp	113
16/08/2006	MSAL	Purchase of Securities	$ 6.44	1,380	fp stp	1,380
16/08/2006	MSAL	Purchase of Securities	$ 6.44	13,620	fp stp	13,620
16/08/2006	MSAL	Sale of Securities	$ 6.45	2,332	fp stp	2,332
16/08/2006	MSAL	Purchase of Securities	$ 6.44	300	fp stp	300
16/08/2006	MSAL	Purchase of Securities	$ 6.44	1,726	fp stp	1,726

16/08/2006	MSAL	Sale of Securities	$ 6.45	3,153	fp stp	3,153
16/08/2006	MSAL	Sale of Securities	$ 6.45	6,800	fp stp	6,800
16/08/2006	MSAL	Sale of Securities	$ 6.45	4,515	fp stp	4,515
16/08/2006	MSAL	Sale of Securities	$ 6.45	1,986	fp stp	1,986
16/08/2006	MSAL	Sale of Securities	$ 6.45	299	fp stp	299
16/08/2006	MSAL	Sale of Securities	$ 6.45	2,701	fp stp	2,701
16/08/2006	MSAL	Sale of Securities	$ 6.45	137	fp stp	137
16/08/2006	MSAL	Sale of Securities	$ 6.45	782	fp stp	782
16/08/2006	MSAL	Sale of Securities	$ 6.45	3,600	fp stp	3,600
16/08/2006	MSAL	Sale of Securities	$ 6.45	3,600	fp stp	3,600
16/08/2006	MSAL	Sale of Securities	$ 6.45	3,600	fp stp	3,600
16/08/2006	MSAL	Sale of Securities	$ 6.45	9,448	fp stp	9,448
16/08/2006	MSAL	Sale of Securities	$ 6.45	552	fp stp	552
16/08/2006	MSAL	Purchase of Securities	$ 6.43	3,758	fp stp	3,758
16/08/2006	MSAL	Sale of Securities	$ 6.45	15,000	fp stp	15,000
16/08/2006	MSAL	Sale of Securities	$ 6.48	7,654	fp stp	7,654
16/08/2006	MSAL	Sale of Securities	$ 6.45	10	fp stp	10
16/08/2006	MSAL	Sale of Securities	$ 6.45	6,590	fp stp	6,590
16/08/2006	MSAL	Purchase of Securities	$ 6.43	12,939	fp stp	12,939
16/08/2006	MSAL	Purchase of Securities	$ 6.44	10,000	fp stp	10,000
16/08/2006	MSAL	Sale of Securities	$ 6.46	194	fp stp	194
16/08/2006	MSAL	Sale of Securities	$ 6.46	180	fp stp	180
16/08/2006	MSAL	Sale of Securities	$ 6.46	391	fp stp	391
16/08/2006	MSAL	Sale of Securities	$ 6.46	393	fp stp	393
16/08/2006	MSAL	Sale of Securities	$ 6.45	167	fp stp	167
16/08/2006	MSAL	Sale of Securities	$ 6.45	14,833	fp stp	14,833
16/08/2006	MSAL	Sale of Securities	$ 6.45	167	fp stp	167
16/08/2006	MSAL	Sale of Securities	$ 6.45	59	fp stp	59
16/08/2006	MSAL	Sale of Securities	$ 6.45	9,774	fp stp	9,774
16/08/2006	MSAL	Sale of Securities	$ 6.48	170	fp stp	170
16/08/2006	MSAL	Sale of Securities	$ 6.48	369	fp stp	369
16/08/2006	MSAL	Purchase of Securities	$ 6.47	2,518	fp stp	2,518
16/08/2006	MSAL	Purchase of Securities	$ 6.48	100,000	fp stp	100,000
16/08/2006	MSAL	Purchase of Securities	$ 6.47	6,941	fp stp	6,941
16/08/2006	MSAL	Purchase of Securities	$ 6.47	3,059	fp stp	3,059
16/08/2006	MSAL	Purchase of Securities	$ 6.48	10,000	fp stp	10,000
16/08/2006	MSAL	Purchase of Securities	$ 6.49	5,000	fp stp	5,000
16/08/2006	MSAL	Purchase of Securities	$ 6.49	5,000	fp stp	5,000
16/08/2006	MSAL	Purchase of Securities	$ 6.49	5,000	fp stp	5,000
16/08/2006	MSAL	Purchase of Securities	$ 6.49	5,800	fp stp	5,800
16/08/2006	MSAL	Purchase of Securities	$ 6.49	4,200	fp stp	4,200
16/08/2006	MSAL	Purchase of Securities	$ 6.49	4,200	fp stp	4,200
16/08/2006	MSAL	Purchase of Securities	$ 6.49	5,800	fp stp	5,800
16/08/2006	MSAL	Sale of Securities	$ 6.50	120,033	fp stp	120,033
16/08/2006	MSAL	Sale of Securities	$ 6.50	224	fp stp	224
16/08/2006	MSAL	Sale of Securities	$ 6.50	4,743	fp stp	4,743
16/08/2006	MSAL	Sale of Securities	$ 6.51	130	fp stp	130
16/08/2006	MSAL	Sale of Securities	$ 6.51	282	fp stp	282
16/08/2006	MSAL	Sale of Securities	$ 6.51	2,106	fp stp	2,106
16/08/2006	MSAL	Purchase of Securities	$ 6.51	100,000	fp stp	100,000
16/08/2006	MSAL	Sale of Securities	$ 6.51	10,000	fp stp	10,000
16/08/2006	MSAL	Sale of Securities	$ 6.51	10,000	fp stp	10,000
16/08/2006	MSAL	Sale of Securities	$ 6.51	10,000	fp stp	10,000
16/08/2006	MSAL	Purchase of Securities	$ 6.51	9,791	fp stp	9,791
16/08/2006	MSAL	Purchase of Securities	$ 6.51	5,300	fp stp	5,300
16/08/2006	MSAL	Purchase of Securities	$ 6.51	4,800	fp stp	4,800
16/08/2006	MSAL	Purchase of Securities	$ 6.51	400	fp stp	400
16/08/2006	MSAL	Sale of Securities	$ 6.53	25	fp stp	25
16/08/2006	MSAL	Sale of Securities	$ 6.53	65	fp stp	65
16/08/2006	MSAL	Sale of Securities	$ 6.53	54	fp stp	54
16/08/2006	MSAL	Sale of Securities	$ 6.53	142	fp stp	142
16/08/2006	MSAL	Sale of Securities	$ 6.53	300	fp stp	300
16/08/2006	MSAL	Sale of Securities	$ 6.53	500	fp stp	500
16/08/2006	MSAL	Sale of Securities	$ 6.53	65	fp stp	65
16/08/2006	MSAL	Sale of Securities	$ 6.53	141	fp stp	141
16/08/2006	MSAL	Sale of Securities	$ 6.53	5,000	fp stp	5,000
16/08/2006	MSAL	Sale of Securities	$ 6.53	7	fp stp	7
16/08/2006	MSAL	Sale of Securities	$ 6.53	58	fp stp	58
16/08/2006	MSAL	Sale of Securities	$ 6.53	14	fp stp	14
16/08/2006	MSAL	Sale of Securities	$ 6.53	28	fp stp	28
16/08/2006	MSAL	Sale of Securities	$ 6.54	6,045	fp stp	6,045
16/08/2006	MSAL	Purchase of Securities	$ 6.52	2,700	fp stp	2,700
16/08/2006	MSAL	Purchase of Securities	$ 6.52	2,300	fp stp	2,300
16/08/2006	MSAL	Purchase of Securities	$ 6.52	1,874	fp stp	1,874
16/08/2006	MSAL	Purchase of Securities	$ 6.52	1,726	fp stp	1,726
16/08/2006	MSAL	Sale of Securities	$ 6.53	10,000	fp stp	10,000
16/08/2006	MSAL	Sale of Securities	$ 6.53	6,824	fp stp	6,824
16/08/2006	MSAL	Sale of Securities	$ 6.53	3,176	fp stp	3,176

16/08/2006	MSAL	Sale of Securities	$ 6.53	10,000	fp stp	10,000
16/08/2006	MSAL	Sale of Securities	$ 6.53	4,847	fp stp	4,847
16/08/2006	MSAL	Sale of Securities	$ 6.53	60	fp stp	60
16/08/2006	MSAL	Sale of Securities	$ 6.53	5,093	fp stp	5,093
16/08/2006	MSAL	Sale of Securities	$ 6.53	9,664	fp stp	9,664
16/08/2006	MSAL	Sale of Securities	$ 6.53	336	fp stp	336
16/08/2006	MSAL	Purchase of Securities	$ 6.53	100,000	fp stp	100,000
16/08/2006	MSAL	Sale of Securities	$ 6.53	6,600	fp stp	6,600
16/08/2006	MSAL	Purchase of Securities	$ 6.50	765	fp stp	765
16/08/2006	MSAL	Purchase of Securities	$ 6.51	24,000	fp stp	24,000
16/08/2006	MSAL	Sale of Securities	$ 6.52	34,297	fp stp	34,297
16/08/2006	MSAL	Sale of Securities	$ 6.52	260	fp stp	260
16/08/2006	MSAL	Sale of Securities	$ 6.52	139	fp stp	139
16/08/2006	MSAL	Sale of Securities	$ 6.52	304	fp stp	304
16/08/2006	MSAL	Sale of Securities	$ 6.53	210	fp stp	210
16/08/2006	MSAL	Sale of Securities	$ 6.53	200	fp stp	200
16/08/2006	MSAL	Sale of Securities	$ 6.53	1,124	fp stp	1,124
16/08/2006	MSAL	Sale of Securities	$ 6.53	139	fp stp	139
16/08/2006	MSAL	Sale of Securities	$ 6.53	127	fp stp	127
16/08/2006	MSAL	Sale of Securities	$ 6.53	175	fp stp	175
16/08/2006	MSAL	Sale of Securities	$ 6.53	39,825	fp stp	39,825
16/08/2006	MSAL	Sale of Securities	$ 6.53	98,759	fp stp	98,759
16/08/2006	MSAL	Sale of Securities	$ 6.53	897	fp stp	897
16/08/2006	MSAL	Sale of Securities	$ 6.53	344	fp stp	344
16/08/2006	MSAL	Sale of Securities	$ 6.55	1,282	fp stp	1,282
16/08/2006	MSAL	Sale of Securities	$ 6.55	141	fp stp	141
16/08/2006	MSAL	Purchase of Securities	$ 6.54	1,225	fp stp	1,225
16/08/2006	MSAL	Purchase of Securities	$ 6.54	509	fp stp	509
16/08/2006	MSAL	Sale of Securities	$ 6.55	130	fp stp	130
16/08/2006	MSAL	Sale of Securities	$ 6.55	283	fp stp	283
16/08/2006	MSAL	Purchase of Securities	$ 6.55	100,000	fp stp	100,000
16/08/2006	MSAL	Sale of Securities	$ 6.55	7,334	fp stp	7,334
16/08/2006	MSAL	Sale of Securities	$ 6.55	396	fp stp	396
16/08/2006	MSAL	Purchase of Securities	$ 6.54	3,875	fp stp	3,875
16/08/2006	MSAL	Purchase of Securities	$ 6.54	5,000	fp stp	5,000
16/08/2006	MSAL	Sale of Securities	$ 6.55	14,604	fp stp	14,604
16/08/2006	MSAL	Sale of Securities	$ 6.55	5,396	fp stp	5,396
16/08/2006	MSAL	Sale of Securities	$ 6.55	216	fp stp	216
16/08/2006	MSAL	Sale of Securities	$ 6.55	2,768	fp stp	2,768
16/08/2006	MSAL	Sale of Securities	$ 6.55	152	fp stp	152
16/08/2006	MSAL	Sale of Securities	$ 6.55	331	fp stp	331
16/08/2006	MSAL	Sale of Securities	$ 6.55	6,137	fp stp	6,137
16/08/2006	MSAL	Sale of Securities	$ 6.55	15,000	fp stp	15,000
16/08/2006	MSAL	Purchase of Securities	$ 6.54	23,274	fp stp	23,274
16/08/2006	MSAL	Purchase of Securities	$ 6.53	261	fp stp	261
16/08/2006	MSAL	Purchase of Securities	$ 6.53	2,723	fp stp	2,723
16/08/2006	MSAL	Purchase of Securities	$ 6.53	7,016	fp stp	7,016
16/08/2006	MSAL	Purchase of Securities	$ 6.49	1,469	fp stp	1,469
16/08/2006	MSAL	Sale of Securities	$ 6.51	3,865	fp stp	3,865
16/08/2006	MSAL	Purchase of Securities	$ 6.50	6,691	fp stp	6,691
16/08/2006	MSAL	Purchase of Securities	$ 6.50	3,309	fp stp	3,309
16/08/2006	MSAL	Sale of Securities	$ 6.49	7	fp stp	7
16/08/2006	MSAL	Sale of Securities	$ 6.49	998	fp stp	998
16/08/2006	MSAL	Sale of Securities	$ 6.48	275	fp stp	275
16/08/2006	MSAL	Sale of Securities	$ 6.48	1,225	fp stp	1,225
16/08/2006	MSAL	Sale of Securities	$ 6.48	3,500	fp stp	3,500
16/08/2006	MSAL	Sale of Securities	$ 6.50	23,049	fp stp	23,049
16/08/2006	MSAL	Sale of Securities	$ 6.50	344	fp stp	344
16/08/2006	MSAL	Sale of Securities	$ 6.50	479	fp stp	479
16/08/2006	MSAL	Sale of Securities	$ 6.50	328	fp stp	328
16/08/2006	MSAL	Sale of Securities	$ 6.50	15,800	fp stp	15,800
16/08/2006	MSAL	Sale of Securities	$ 6.51	478	fp stp	478
16/08/2006	MSAL	Purchase of Securities	$ 6.50	2,000	fp stp	2,000
16/08/2006	MSAL	Purchase of Securities	$ 6.50	25,000	fp stp	25,000
16/08/2006	MSAL	Purchase of Securities	$ 6.50	16,260	fp stp	16,260
16/08/2006	MSAL	Sale of Securities	$ 6.49	2,583	fp stp	2,583
16/08/2006	MSAL	Sale of Securities	$ 6.49	1,726	fp stp	1,726
16/08/2006	MSAL	Purchase of Securities	$ 6.48	2,726	fp stp	2,726
16/08/2006	MSAL	Sale of Securities	$ 6.49	691	fp stp	691
16/08/2006	MSAL	Purchase of Securities	$ 6.48	500	fp stp	500
16/08/2006	MSAL	Purchase of Securities	$ 6.48	1,500	fp stp	1,500
16/08/2006	MSAL	Purchase of Securities	$ 6.48	274	fp stp	274
16/08/2006	MSAL	Purchase of Securities	$ 6.46	203	fp stp	203
16/08/2006	MSAL	Purchase of Securities	$ 6.46	3,067	fp stp	3,067
16/08/2006	MSAL	Purchase of Securities	$ 6.46	1,730	fp stp	1,730
16/08/2006	MSAL	Purchase of Securities	$ 6.46	2,931	fp stp	2,931
16/08/2006	MSAL	Purchase of Securities	$ 6.46	280	fp stp	280
16/08/2006	MSAL	Purchase of Securities	$ 6.46	1,789	fp stp	1,789

16/08/2006	MSAL	Sale of Securities	$ 6.54	12,229	fp stp	12,229
16/08/2006	MSAL	Sale of Securities	$ 6.54	2,771	fp stp	2,771
16/08/2006	MSAL	Purchase of Securities	$ 6.38	1,646	fp stp	1,646
15/08/2006	MSAL	Purchase of Securities	$ 6.40	5,475	fp stp	5,475
15/08/2006	MSAL	Sale of Securities	$ 6.40	348,101	fp stp	348,101
15/08/2006	MSAL	Purchase of Securities	$ 6.39	7,328	fp stp	7,328
15/08/2006	MSAL	Purchase of Securities	$ 6.39	1,726	fp stp	1,726
15/08/2006	MSAL	Purchase of Securities	$ 6.40	235,000	fp stp	235,000
14/08/2006	MSAL	Sale of Securities	$ 6.29	1,000	fp stp	1,000
14/08/2006	MSAL	Sale of Securities	$ 6.29	5,000	fp stp	5,000
14/08/2006	MSAL	Sale of Securities	$ 6.29	500	fp stp	500
14/08/2006	MSAL	Sale of Securities	$ 6.29	8,500	fp stp	8,500
14/08/2006	MSAL	Purchase of Securities	$ 6.28	156	fp stp	156
14/08/2006	MSAL	Purchase of Securities	$ 6.28	516	fp stp	516
14/08/2006	MSAL	Purchase of Securities	$ 6.28	640	fp stp	640
14/08/2006	MSAL	Purchase of Securities	$ 6.28	808	fp stp	808
14/08/2006	MSAL	Purchase of Securities	$ 6.28	2,016	fp stp	2,016
14/08/2006	MSAL	Purchase of Securities	$ 6.28	1,029	fp stp	1,029
14/08/2006	MSAL	Purchase of Securities	$ 6.28	611	fp stp	611
14/08/2006	MSAL	Purchase of Securities	$ 6.28	9,224	fp stp	9,224
14/08/2006	MSAL	Sale of Securities	$ 6.30	8,426	fp stp	8,426
14/08/2006	MSAL	Sale of Securities	$ 6.30	1,032	fp stp	1,032
14/08/2006	MSAL	Sale of Securities	$ 6.30	542	fp stp	542
14/08/2006	MSAL	Sale of Securities	$ 6.30	10,000	fp stp	10,000
14/08/2006	MSAL	Sale of Securities	$ 6.30	458	fp stp	458
14/08/2006	MSAL	Sale of Securities	$ 6.30	10,659	fp stp	10,659
14/08/2006	MSAL	Purchase of Securities	$ 6.28	1,900	fp stp	1,900
14/08/2006	MSAL	Purchase of Securities	$ 6.28	6,854	fp stp	6,854
14/08/2006	MSAL	Purchase of Securities	$ 6.28	1,694	fp stp	1,694
14/08/2006	MSAL	Purchase of Securities	$ 6.28	15,000	fp stp	15,000
14/08/2006	MSAL	Purchase of Securities	$ 6.25	182	fp stp	182
14/08/2006	MSAL	Purchase of Securities	$ 6.25	202	fp stp	202
14/08/2006	MSAL	Purchase of Securities	$ 6.25	1,300	fp stp	1,300
14/08/2006	MSAL	Purchase of Securities	$ 6.25	1,700	fp stp	1,700
14/08/2006	MSAL	Purchase of Securities	$ 6.20	1,800	fp stp	1,800
11/08/2006	MSAL	Purchase of Securities	$ 6.20	485	fp stp	485
11/08/2006	MSAL	Sale of Securities	$ 6.34	18,165	fp stp	18,165
11/08/2006	MSAL	Sale of Securities	$ 6.34	831	fp stp	831
11/08/2006	MSAL	Sale of Securities	$ 6.34	821	fp stp	821
11/08/2006	MSAL	Sale of Securities	$ 6.34	544	fp stp	544
11/08/2006	MSAL	Sale of Securities	$ 6.34	519	fp stp	519
11/08/2006	MSAL	Sale of Securities	$ 6.34	643	fp stp	643
11/08/2006	MSAL	Sale of Securities	$ 6.34	584	fp stp	584
11/08/2006	MSAL	Sale of Securities	$ 6.34	375	fp stp	375
11/08/2006	MSAL	Sale of Securities	$ 6.34	1,014	fp stp	1,014
11/08/2006	MSAL	Sale of Securities	$ 6.34	239	fp stp	239
11/08/2006	MSAL	Sale of Securities	$ 6.34	1,227	fp stp	1,227
11/08/2006	MSAL	Sale of Securities	$ 6.34	902	fp stp	902
11/08/2006	MSAL	Sale of Securities	$ 6.34	24,136	fp stp	24,136
11/08/2006	MSAL	Purchase of Securities	$ 6.34	150,000	fp stp	150,000
11/08/2006	MSAL	Sale of Securities	$ 6.34	50,000	fp stp	50,000
11/08/2006	MSAL	Sale of Securities	$ 6.33	50,000	fp stp	50,000
11/08/2006	MSAL	Sale of Securities	$ 6.33	8,869	fp stp	8,869
11/08/2006	MSAL	Sale of Securities	$ 6.33	6,550	fp stp	6,550
11/08/2006	MSAL	Sale of Securities	$ 6.33	775	fp stp	775
11/08/2006	MSAL	Purchase of Securities	$ 6.32	100,000	fp stp	100,000
11/08/2006	MSAL	Sale of Securities	$ 6.33	8,786	fp stp	8,786
11/08/2006	MSAL	Sale of Securities	$ 6.32	25,000	fp stp	25,000
11/08/2006	MSAL	Sale of Securities	$ 6.32	50,000	fp stp	50,000
11/08/2006	MSAL	Purchase of Securities	$ 6.32	200,000	fp stp	200,000
11/08/2006	MSAL	Sale of Securities	$ 6.32	32,572	fp stp	32,572
11/08/2006	MSAL	Sale of Securities	$ 6.32	139	fp stp	139
11/08/2006	MSAL	Sale of Securities	$ 6.32	21,000	fp stp	21,000
11/08/2006	MSAL	Sale of Securities	$ 6.32	3,289	fp stp	3,289
11/08/2006	MSAL	Sale of Securities	$ 6.32	1,711	fp stp	1,711
11/08/2006	MSAL	Sale of Securities	$ 6.32	23,289	fp stp	23,289
11/08/2006	MSAL	Sale of Securities	$ 6.32	24,951	fp stp	24,951
11/08/2006	MSAL	Sale of Securities	$ 6.32	49	fp stp	49
11/08/2006	MSAL	Sale of Securities	$ 6.32	764	fp stp	764
11/08/2006	MSAL	Sale of Securities	$ 6.32	24,236	fp stp	24,236
11/08/2006	MSAL	Sale of Securities	$ 6.32	4,764	fp stp	4,764
11/08/2006	MSAL	Sale of Securities	$ 6.32	20,236	fp stp	20,236
11/08/2006	MSAL	Sale of Securities	$ 6.32	5,764	fp stp	5,764
11/08/2006	MSAL	Sale of Securities	$ 6.32	153	fp stp	153
11/08/2006	MSAL	Sale of Securities	$ 6.32	19,083	fp stp	19,083
11/08/2006	MSAL	Sale of Securities	$ 6.32	2,617	fp stp	2,617
11/08/2006	MSAL	Sale of Securities	$ 6.32	20,000	fp stp	20,000
11/08/2006	MSAL	Sale of Securities	$ 6.32	393	fp stp	393

11/08/2006	MSAL	Sale of Securities	$ 6.32	1,990	fp stp	1,990
11/08/2006	MSAL	Sale of Securities	$ 6.32	18,010	fp stp	18,010
11/08/2006	MSAL	Sale of Securities	$ 6.32	1,762	fp stp	1,762
11/08/2006	MSAL	Sale of Securities	$ 6.32	228	fp stp	228
11/08/2006	MSAL	Purchase of Securities	$ 6.33	100,000	fp stp	100,000
11/08/2006	MSAL	Sale of Securities	$ 6.33	28,697	fp stp	28,697
11/08/2006	MSAL	Sale of Securities	$ 6.33	526	fp stp	526
11/08/2006	MSAL	Sale of Securities	$ 6.33	375	fp stp	375
11/08/2006	MSAL	Sale of Securities	$ 6.33	459	fp stp	459
11/08/2006	MSAL	Sale of Securities	$ 6.33	9,943	fp stp	9,943
11/08/2006	MSAL	Sale of Securities	$ 6.33	10,057	fp stp	10,057
11/08/2006	MSAL	Sale of Securities	$ 6.33	2,500	fp stp	2,500
11/08/2006	MSAL	Sale of Securities	$ 6.33	37,443	fp stp	37,443
11/08/2006	MSAL	Sale of Securities	$ 6.35	48,547	fp stp	48,547
11/08/2006	MSAL	Sale of Securities	$ 6.35	1,113	fp stp	1,113
11/08/2006	MSAL	Sale of Securities	$ 6.35	340	fp stp	340
11/08/2006	MSAL	Purchase of Securities	$ 6.35	250,000	fp stp	250,000
11/08/2006	MSAL	Purchase of Securities	$ 6.35	68,000	fp stp	68,000
11/08/2006	MSAL	Sale of Securities	$ 6.35	100,000	fp stp	100,000
11/08/2006	MSAL	Sale of Securities	$ 6.35	50,000	fp stp	50,000
11/08/2006	MSAL	Sale of Securities	$ 6.35	318	fp stp	318
11/08/2006	MSAL	Sale of Securities	$ 6.35	41,000	fp stp	41,000
11/08/2006	MSAL	Sale of Securities	$ 6.35	136	fp stp	136
11/08/2006	MSAL	Sale of Securities	$ 6.35	7,740	fp stp	7,740
11/08/2006	MSAL	Sale of Securities	$ 6.35	806	fp stp	806
11/08/2006	MSAL	Sale of Securities	$ 6.35	37,708	fp stp	37,708
11/08/2006	MSAL	Sale of Securities	$ 6.35	1,110	fp stp	1,110
11/08/2006	MSAL	Sale of Securities	$ 6.35	1,474	fp stp	1,474
11/08/2006	MSAL	Sale of Securities	$ 6.35	1,836	fp stp	1,836
11/08/2006	MSAL	Sale of Securities	$ 6.35	2,440	fp stp	2,440
11/08/2006	MSAL	Sale of Securities	$ 6.35	1,853	fp stp	1,853
11/08/2006	MSAL	Sale of Securities	$ 6.35	375	fp stp	375
11/08/2006	MSAL	Sale of Securities	$ 6.35	16,200	fp stp	16,200
11/08/2006	MSAL	Sale of Securities	$ 6.35	19,420	fp stp	19,420
11/08/2006	MSAL	Sale of Securities	$ 6.35	10,000	fp stp	10,000
11/08/2006	MSAL	Sale of Securities	$ 6.35	7,584	fp stp	7,584
11/08/2006	MSAL	Sale of Securities	$ 6.36	40,627	fp stp	40,627
11/08/2006	MSAL	Purchase of Securities	$ 6.36	250,000	fp stp	250,000
11/08/2006	MSAL	Sale of Securities	$ 6.36	9,373	fp stp	9,373
11/08/2006	MSAL	Sale of Securities	$ 6.36	627	fp stp	627
11/08/2006	MSAL	Sale of Securities	$ 6.36	49,373	fp stp	49,373
11/08/2006	MSAL	Sale of Securities	$ 6.36	627	fp stp	627
11/08/2006	MSAL	Sale of Securities	$ 6.36	1,000	fp stp	1,000
11/08/2006	MSAL	Sale of Securities	$ 6.36	24,373	fp stp	24,373
11/08/2006	MSAL	Sale of Securities	$ 6.36	25,000	fp stp	25,000
11/08/2006	MSAL	Sale of Securities	$ 6.36	36,627	fp stp	36,627
9/08/2006	MSAL	Sale of Securities	$ 6.36	13,373	fp stp	13,373
9/08/2006	MSAL	Sale of Securities	$ 6.21	17,874	fp stp	17,874
9/08/2006	MSAL	Purchase of Securities	$ 6.19	8,705	fp stp	8,705
9/08/2006	MSAL	Purchase of Securities	$ 6.19	5,829	fp stp	5,829
9/08/2006	MSAL	Purchase of Securities	$ 6.19	835	fp stp	835
9/08/2006	MSAL	Purchase of Securities	$ 6.19	1,000	fp stp	1,000
9/08/2006	MSAL	Purchase of Securities	$ 6.19	1,389	fp stp	1,389
9/08/2006	MSAL	Purchase of Securities	$ 6.19	1,726	fp stp	1,726
9/08/2006	MSAL	Purchase of Securities	$ 6.19	390	fp stp	390
9/08/2006	MSAL	Sale of Securities	$ 6.20	11	fp stp	11
9/08/2006	MSAL	Sale of Securities	$ 6.20	1,600	fp stp	1,600
9/08/2006	MSAL	Purchase of Securities	$ 6.19	1,611	fp stp	1,611
9/08/2006	MSAL	Sale of Securities	$ 6.20	2,919	fp stp	2,919
9/08/2006	MSAL	Sale of Securities	$ 6.20	1,671	fp stp	1,671
9/08/2006	MSAL	Purchase of Securities	$ 6.19	1,726	fp stp	1,726
9/08/2006	MSAL	Purchase of Securities	$ 6.19	466	fp stp	466
9/08/2006	MSAL	Purchase of Securities	$ 6.19	2,000	fp stp	2,000
9/08/2006	MSAL	Purchase of Securities	$ 6.19	398	fp stp	398
9/08/2006	MSAL	Sale of Securities	$ 6.20	7,468	fp stp	7,468
9/08/2006	MSAL	Sale of Securities	$ 6.20	15	fp stp	15
9/08/2006	MSAL	Sale of Securities	$ 6.20	160	fp stp	160
9/08/2006	MSAL	Sale of Securities	$ 6.20	3,282	fp stp	3,282
9/08/2006	MSAL	Purchase of Securities	$ 6.19	363	fp stp	363
9/08/2006	MSAL	Purchase of Securities	$ 6.19	5,500	fp stp	5,500
9/08/2006	MSAL	Purchase of Securities	$ 6.19	275	fp stp	275
9/08/2006	MSAL	Purchase of Securities	$ 6.19	172	fp stp	172
9/08/2006	MSAL	Purchase of Securities	$ 6.19	1,726	fp stp	1,726
9/08/2006	MSAL	Purchase of Securities	$ 6.19	187	fp stp	187
9/08/2006	MSAL	Purchase of Securities	$ 6.19	188	fp stp	188
9/08/2006	MSAL	Purchase of Securities	$ 6.19	2,514	fp stp	2,514
9/08/2006	MSAL	Purchase of Securities	$ 6.21	158	fp stp	158
9/08/2006	MSAL	Purchase of Securities	$ 6.21	25,000	fp stp	25,000

9/08/2006	MSAL	Purchase of Securities	$ 6.21	325	fp stp	325
9/08/2006	MSAL	Purchase of Securities	$ 6.21	14,517	fp stp	14,517
9/08/2006	MSAL	Purchase of Securities	$ 6.21	76,036	fp stp	76,036
9/08/2006	MSAL	Purchase of Securities	$ 6.21	325	fp stp	325
9/08/2006	MSAL	Purchase of Securities	$ 6.21	1,030	fp stp	1,030
9/08/2006	MSAL	Sale of Securities	$ 6.19	568	fp stp	568
9/08/2006	MSAL	Sale of Securities	$ 6.18	8,732	fp stp	8,732
9/08/2006	MSAL	Sale of Securities	$ 6.18	1,268	fp stp	1,268
9/08/2006	MSAL	Purchase of Securities	$ 6.17	9,999	fp stp	9,999
9/08/2006	MSAL	Purchase of Securities	$ 6.17	1	fp stp	1
9/08/2006	MSAL	Sale of Securities	$ 6.17	7,969	fp stp	7,969
9/08/2006	MSAL	Sale of Securities	$ 6.17	6,787	fp stp	6,787
9/08/2006	MSAL	Sale of Securities	$ 6.17	1,244	fp stp	1,244
9/08/2006	MSAL	Sale of Securities	$ 6.15	18,999	fp stp	18,999
9/08/2006	MSAL	Sale of Securities	$ 6.15	2,001	fp stp	2,001
9/08/2006	MSAL	Sale of Securities	$ 6.15	25,000	fp stp	25,000
9/08/2006	MSAL	Sale of Securities	$ 6.15	4,739	fp stp	4,739
9/08/2006	MSAL	Sale of Securities	$ 6.15	20,261	fp stp	20,261
9/08/2006	MSAL	Purchase of Securities	$ 6.15	40,000	fp stp	40,000
9/08/2006	MSAL	Purchase of Securities	$ 6.13	1,726	fp stp	1,726
9/08/2006	MSAL	Purchase of Securities	$ 6.13	1,725	fp stp	1,725
9/08/2006	MSAL	Purchase of Securities	$ 6.13	1,726	fp stp	1,726
9/08/2006	MSAL	Sale of Securities	$ 6.15	18,013	fp stp	18,013
9/08/2006	MSAL	Sale of Securities	$ 6.15	520	fp stp	520
9/08/2006	MSAL	Sale of Securities	$ 6.15	6,467	fp stp	6,467
9/08/2006	MSAL	Sale of Securities	$ 6.15	25,000	fp stp	25,000
9/08/2006	MSAL	Sale of Securities	$ 6.15	25,000	fp stp	25,000
8/08/2006	MSAL	Purchase of Securities	$ 6.10	8,741	fp stp	8,741
8/08/2006	MSAL	Purchase of Securities	$ 6.10	1,700	fp stp	1,700
8/08/2006	MSAL	Purchase of Securities	$ 6.10	994	fp stp	994
8/08/2006	MSAL	Purchase of Securities	$ 6.10	1,700	fp stp	1,700
8/08/2006	MSAL	Purchase of Securities	$ 6.10	1,865	fp stp	1,865
8/08/2006	MSAL	Sale of Securities	$ 6.13	236	fp stp	236
8/08/2006	MSAL	Sale of Securities	$ 6.13	150	fp stp	150
8/08/2006	MSAL	Sale of Securities	$ 6.13	31	fp stp	31
8/08/2006	MSAL	Sale of Securities	$ 6.13	239	fp stp	239
8/08/2006	MSAL	Sale of Securities	$ 6.13	1,173	fp stp	1,173
8/08/2006	MSAL	Sale of Securities	$ 6.13	982	fp stp	982
8/08/2006	MSAL	Sale of Securities	$ 6.13	1,234	fp stp	1,234
8/08/2006	MSAL	Sale of Securities	$ 6.13	2,238	fp stp	2,238
8/08/2006	MSAL	Sale of Securities	$ 6.13	1,426	fp stp	1,426
8/08/2006	MSAL	Sale of Securities	$ 6.13	1,034	fp stp	1,034
8/08/2006	MSAL	Sale of Securities	$ 6.13	1,010	fp stp	1,010
8/08/2006	MSAL	Sale of Securities	$ 6.13	1,003	fp stp	1,003
8/08/2006	MSAL	Sale of Securities	$ 6.13	2,066	fp stp	2,066
8/08/2006	MSAL	Sale of Securities	$ 6.13	2,178	fp stp	2,178
7/08/2006	MSAL	Sale of Securities	$ 6.00	1,557	fp stp	1,557
7/08/2006	MSAL	Sale of Securities	$ 6.00	87	fp stp	87
7/08/2006	MSAL	Sale of Securities	$ 6.00	222	fp stp	222
7/08/2006	MSAL	Sale of Securities	$ 6.00	495	fp stp	495
7/08/2006	MSAL	Sale of Securities	$ 6.00	20,000	fp stp	20,000
7/08/2006	MSAL	Sale of Securities	$ 6.00	1,000	fp stp	1,000
7/08/2006	MSAL	Sale of Securities	$ 6.00	10,505	fp stp	10,505
7/08/2006	MSAL	Purchase of Securities	$ 6.01	720	fp stp	720
7/08/2006	MSAL	Purchase of Securities	$ 6.03	750	fp stp	750
7/08/2006	MSAL	Purchase of Securities	$ 6.03	1,496	fp stp	1,496
4/08/2006	MSAL	Sale of Securities	$ 6.05	1,175	fp stp	1,175
4/08/2006	MSAL	Sale of Securities	$ 6.05	3,000	fp stp	3,000
4/08/2006	MSAL	Sale of Securities	$ 6.05	1,825	fp stp	1,825
4/08/2006	MSAL	Sale of Securities	$ 6.05	10,000	fp stp	10,000
4/08/2006	MSAL	Sale of Securities	$ 6.05	5,448	fp stp	5,448
4/08/2006	MSAL	Sale of Securities	$ 6.05	14,552	fp stp	14,552
4/08/2006	MSAL	Sale of Securities	$ 6.05	14,000	fp stp	14,000
4/08/2006	MSAL	Sale of Securities	$ 6.04	4,100	fp stp	4,100
4/08/2006	MSAL	Sale of Securities	$ 6.03	606	fp stp	606
4/08/2006	MSAL	Sale of Securities	$ 6.03	14,392	fp stp	14,392
4/08/2006	MSAL	Sale of Securities	$ 6.03	10,608	fp stp	10,608
4/08/2006	MSAL	Sale of Securities	$ 6.03	28,691	fp stp	28,691
4/08/2006	MSAL	Sale of Securities	$ 6.03	11,023	fp stp	11,023
4/08/2006	MSAL	Purchase of Securities	$ 6.02	383	fp stp	383
4/08/2006	MSAL	Purchase of Securities	$ 6.02	994	fp stp	994
4/08/2006	MSAL	Purchase of Securities	$ 6.02	994	fp stp	994
4/08/2006	MSAL	Purchase of Securities	$ 6.02	9,740	fp stp	9,740
4/08/2006	MSAL	Purchase of Securities	$ 6.02	764	fp stp	764
4/08/2006	MSAL	Purchase of Securities	$ 6.02	598	fp stp	598
4/08/2006	MSAL	Purchase of Securities	$ 6.02	736	fp stp	736
4/08/2006	MSAL	Purchase of Securities	$ 6.02	1,007	fp stp	1,007
4/08/2006	MSAL	Sale of Securities	$ 6.02	100,000	fp stp	100,000

4/08/2006	MSAL	Purchase of Securities	$ 6.02	9,736	fp stp	9,736
4/08/2006	MSAL	Sale of Securities	$ 6.02	50,000	fp stp	50,000
4/08/2006	MSAL	Purchase of Securities	$ 6.02	2,289	fp stp	2,289
4/08/2006	MSAL	Purchase of Securities	$ 6.02	20,000	fp stp	20,000
4/08/2006	MSAL	Purchase of Securities	$ 6.02	2,000	fp stp	2,000
4/08/2006	MSAL	Purchase of Securities	$ 6.02	711	fp stp	711
4/08/2006	MSAL	Purchase of Securities	$ 6.05	1,421	fp stp	1,421
4/08/2006	MSAL	Sale of Securities	$ 6.05	50,000	fp stp	50,000
4/08/2006	MSAL	Purchase of Securities	$ 6.05	20,000	fp stp	20,000
4/08/2006	MSAL	Purchase of Securities	$ 6.05	25,000	fp stp	25,000
4/08/2006	MSAL	Purchase of Securities	$ 6.05	779	fp stp	779
4/08/2006	MSAL	Purchase of Securities	$ 6.05	2,000	fp stp	2,000
4/08/2006	MSAL	Purchase of Securities	$ 6.05	800	fp stp	800
4/08/2006	MSAL	Sale of Securities	$ 6.06	19,000	fp stp	19,000
4/08/2006	MSAL	Sale of Securities	$ 6.06	20,000	fp stp	20,000
4/08/2006	MSAL	Sale of Securities	$ 6.06	25,000	fp stp	25,000
4/08/2006	MSAL	Sale of Securities	$ 6.06	25,000	fp stp	25,000
4/08/2006	MSAL	Sale of Securities	$ 6.06	25,000	fp stp	25,000
4/08/2006	MSAL	Sale of Securities	$ 6.06	25,000	fp stp	25,000
4/08/2006	MSAL	Purchase of Securities	$ 6.05	14,370	fp stp	14,370
4/08/2006	MSAL	Sale of Securities	$ 6.06	22,157	fp stp	22,157
4/08/2006	MSAL	Sale of Securities	$ 6.06	330	fp stp	330
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,513	fp stp	2,513
4/08/2006	MSAL	Sale of Securities	$ 6.06	20,000	fp stp	20,000
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,487	fp stp	2,487
4/08/2006	MSAL	Sale of Securities	$ 6.06	17,513	fp stp	17,513
4/08/2006	MSAL	Sale of Securities	$ 6.06	7,487	fp stp	7,487
4/08/2006	MSAL	Sale of Securities	$ 6.06	12,513	fp stp	12,513
4/08/2006	MSAL	Sale of Securities	$ 6.06	12,487	fp stp	12,487
4/08/2006	MSAL	Sale of Securities	$ 6.06	7,513	fp stp	7,513
4/08/2006	MSAL	Sale of Securities	$ 6.06	17,487	fp stp	17,487
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,513	fp stp	2,513
4/08/2006	MSAL	Sale of Securities	$ 6.06	20,000	fp stp	20,000
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,487	fp stp	2,487
4/08/2006	MSAL	Sale of Securities	$ 6.06	1,801	fp stp	1,801
4/08/2006	MSAL	Sale of Securities	$ 6.06	15,712	fp stp	15,712
4/08/2006	MSAL	Sale of Securities	$ 6.06	9,288	fp stp	9,288
4/08/2006	MSAL	Sale of Securities	$ 6.06	712	fp stp	712
4/08/2006	MSAL	Sale of Securities	$ 6.06	8,809	fp stp	8,809
4/08/2006	MSAL	Sale of Securities	$ 6.06	100,000	fp stp	100,000
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	1,191	fp stp	1,191
4/08/2006	MSAL	Sale of Securities	$ 6.06	1,309	fp stp	1,309
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	1,191	fp stp	1,191
4/08/2006	MSAL	Sale of Securities	$ 6.06	1,309	fp stp	1,309
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	1,191	fp stp	1,191
4/08/2006	MSAL	Sale of Securities	$ 6.06	1,309	fp stp	1,309
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	1,191	fp stp	1,191
4/08/2006	MSAL	Sale of Securities	$ 6.06	1,309	fp stp	1,309
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500

4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	1,191	fp stp	1,191
4/08/2006	MSAL	Sale of Securities	$	6.06	1,309	fp stp	1,309
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	1,191	fp stp	1,191
4/08/2006	MSAL	Sale of Securities	$	6.06	693	fp stp	693
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	1,807	fp stp	1,807
4/08/2006	MSAL	Sale of Securities	$	6.06	693	fp stp	693
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	1,807	fp stp	1,807
4/08/2006	MSAL	Sale of Securities	$	6.06	693	fp stp	693
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	1,807	fp stp	1,807
4/08/2006	MSAL	Sale of Securities	$	6.06	20,000	fp stp	20,000
4/08/2006	MSAL	Sale of Securities	$	6.06	3,193	fp stp	3,193
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	1,807	fp stp	1,807
4/08/2006	MSAL	Sale of Securities	$	6.06	693	fp stp	693
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	6,807	fp stp	6,807
4/08/2006	MSAL	Sale of Securities	$	6.06	10,000	fp stp	10,000
4/08/2006	MSAL	Sale of Securities	$	6.06	8,193	fp stp	8,193
4/08/2006	MSAL	Sale of Securities	$	6.06	1,807	fp stp	1,807
4/08/2006	MSAL	Sale of Securities	$	6.06	693	fp stp	693
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	1,807	fp stp	1,807
4/08/2006	MSAL	Sale of Securities	$	6.06	693	fp stp	693
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	6,807	fp stp	6,807
4/08/2006	MSAL	Sale of Securities	$	6.06	10,000	fp stp	10,000
4/08/2006	MSAL	Sale of Securities	$	6.06	8,193	fp stp	8,193
4/08/2006	MSAL	Sale of Securities	$	6.06	1,807	fp stp	1,807
4/08/2006	MSAL	Sale of Securities	$	6.06	693	fp stp	693
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	1,807	fp stp	1,807
4/08/2006	MSAL	Sale of Securities	$	6.06	693	fp stp	693
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	1,807	fp stp	1,807
4/08/2006	MSAL	Sale of Securities	$	6.06	693	fp stp	693
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$	6.06	1,807	fp stp	1,807

4/08/2006	MSAL	Sale of Securities	$ 6.06	693	fp stp	693
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	1,807	fp stp	1,807
4/08/2006	MSAL	Sale of Securities	$ 6.06	693	fp stp	693
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	1,807	fp stp	1,807
4/08/2006	MSAL	Sale of Securities	$ 6.06	693	fp stp	693
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	1,807	fp stp	1,807
4/08/2006	MSAL	Sale of Securities	$ 6.06	693	fp stp	693
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	1,807	fp stp	1,807
4/08/2006	MSAL	Sale of Securities	$ 6.06	693	fp stp	693
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	1,807	fp stp	1,807
4/08/2006	MSAL	Sale of Securities	$ 6.06	693	fp stp	693
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	1,807	fp stp	1,807
4/08/2006	MSAL	Sale of Securities	$ 6.06	1,743	fp stp	1,743
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,500	fp stp	2,500
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,607	fp stp	2,607
4/08/2006	MSAL	Sale of Securities	$ 6.06	13,150	fp stp	13,150
4/08/2006	MSAL	Sale of Securities	$ 6.06	9,650	fp stp	9,650
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,350	fp stp	2,350
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,345	fp stp	2,345
4/08/2006	MSAL	Sale of Securities	$ 6.06	17,655	fp stp	17,655
4/08/2006	MSAL	Sale of Securities	$ 6.06	7,345	fp stp	7,345
4/08/2006	MSAL	Sale of Securities	$ 6.06	2,655	fp stp	2,655
4/08/2006	MSAL	Sale of Securities	$ 6.06	9,878	fp stp	9,878
4/08/2006	MSAL	Sale of Securities	$ 6.06	122	fp stp	122
4/08/2006	MSAL	Sale of Securities	$ 6.06	19,878	fp stp	19,878
4/08/2006	MSAL	Sale of Securities	$ 6.06	122	fp stp	122
4/08/2006	MSAL	Sale of Securities	$ 6.06	3,000	fp stp	3,000
4/08/2006	MSAL	Sale of Securities	$ 6.06	490	fp stp	490
4/08/2006	MSAL	Sale of Securities	$ 6.06	19,510	fp stp	19,510
4/08/2006	MSAL	Sale of Securities	$ 6.06	25,000	fp stp	25,000
4/08/2006	MSAL	Purchase of Securities	$ 6.06	1,200,000	fp stp	1,200,000
4/08/2006	MSAL	Sale of Securities	$ 6.06	11,466	fp stp	11,466
4/08/2006	MSAL	Sale of Securities	$ 6.06	750	fp stp	750
4/08/2006	MSAL	Sale of Securities	$ 6.06	17,784	fp stp	17,784
4/08/2006	MSAL	Sale of Securities	$ 6.05	10,006	fp stp	10,006
4/08/2006	MSAL	Sale of Securities	$ 6.05	1,500	fp stp	1,500
4/08/2006	MSAL	Purchase of Securities	$ 6.11	10,000	fp stp	10,000
4/08/2006	MSAL	Purchase of Securities	$ 6.11	1,506	fp stp	1,506
3/08/2006	MSAL	Purchase of Securities	$ 6.15	11,827	fp stp	11,827
3/08/2006	MSAL	Purchase of Securities	$ 6.15	11,089	fp stp	11,089
3/08/2006	MSAL	Purchase of Securities	$ 6.15	6,324	fp stp	6,324
3/08/2006	MSAL	Purchase of Securities	$ 6.15	3,966	fp stp	3,966
3/08/2006	MSAL	Sale of Securities	$ 6.13	2,083	fp stp	2,083
3/08/2006	MSAL	Sale of Securities	$ 6.13	2,952	fp stp	2,952
3/08/2006	MSAL	Sale of Securities	$ 6.13	3,473	fp stp	3,473
3/08/2006	MSAL	Sale of Securities	$ 6.13	53	fp stp	53
3/08/2006	MSAL	Sale of Securities	$ 6.13	39	fp stp	39
3/08/2006	MSAL	Sale of Securities	$ 6.13	256	fp stp	256
3/08/2006	MSAL	Sale of Securities	$ 6.13	241	fp stp	241
3/08/2006	MSAL	Sale of Securities	$ 6.13	929	fp stp	929
3/08/2006	MSAL	Sale of Securities	$ 6.13	929	fp stp	929
3/08/2006	MSAL	Sale of Securities	$ 6.13	930	fp stp	930
3/08/2006	MSAL	Sale of Securities	$ 6.13	33	fp stp	33
3/08/2006	MSAL	Sale of Securities	$ 6.13	5,282	fp stp	5,282
3/08/2006	MSAL	Purchase of Securities	$ 6.11	3,994	fp stp	3,994
3/08/2006	MSAL	Purchase of Securities	$ 6.12	2,823	fp stp	2,823
3/08/2006	MSAL	Purchase of Securities	$ 6.12	5,177	fp stp	5,177
3/08/2006	MSAL	Purchase of Securities	$ 6.11	2,000	fp stp	2,000

3/08/2006	MSAL	Sale of Securities	$ 6.12	4,835	fp stp	4,835
3/08/2006	MSAL	Sale of Securities	$ 6.12	5,165	fp stp	5,165
3/08/2006	MSAL	Sale of Securities	$ 6.12	4,672	fp stp	4,672
3/08/2006	MSAL	Sale of Securities	$ 6.12	2,500	fp stp	2,500
3/08/2006	MSAL	Sale of Securities	$ 6.12	240	fp stp	240
3/08/2006	MSAL	Sale of Securities	$ 6.12	354	fp stp	354
3/08/2006	MSAL	Sale of Securities	$ 6.12	929	fp stp	929
3/08/2006	MSAL	Sale of Securities	$ 6.12	930	fp stp	930
3/08/2006	MSAL	Sale of Securities	$ 6.12	375	fp stp	375
3/08/2006	MSAL	Sale of Securities	$ 6.12	2,125	fp stp	2,125
3/08/2006	MSAL	Sale of Securities	$ 6.12	5,000	fp stp	5,000
3/08/2006	MSAL	Sale of Securities	$ 6.12	1,945	fp stp	1,945
3/08/2006	MSAL	Purchase of Securities	$ 6.11	5,579	fp stp	5,579
3/08/2006	MSAL	Purchase of Securities	$ 6.11	4,421	fp stp	4,421
3/08/2006	MSAL	Sale of Securities	$ 6.12	164	fp stp	164
3/08/2006	MSAL	Sale of Securities	$ 6.12	9,837	fp stp	9,837
3/08/2006	MSAL	Sale of Securities	$ 6.12	929	fp stp	929
3/08/2006	MSAL	Sale of Securities	$ 6.08	20,000	fp stp	20,000
3/08/2006	MSAL	Sale of Securities	$ 6.07	1,970	fp stp	1,970
3/08/2006	MSAL	Sale of Securities	$ 6.07	5,000	fp stp	5,000
3/08/2006	MSAL	Purchase of Securities	$ 6.06	6,970	fp stp	6,970
3/08/2006	MSAL	Sale of Securities	$ 6.07	5,857	fp stp	5,857
3/08/2006	MSAL	Sale of Securities	$ 6.07	831	fp stp	831
3/08/2006	MSAL	Sale of Securities	$ 6.07	6,312	fp stp	6,312
3/08/2006	MSAL	Sale of Securities	$ 6.07	2,000	fp stp	2,000
3/08/2006	MSAL	Sale of Securities	$ 6.07	12,425	fp stp	12,425
3/08/2006	MSAL	Sale of Securities	$ 6.07	2,575	fp stp	2,575
3/08/2006	MSAL	Purchase of Securities	$ 6.06	49,800	fp stp	49,800
3/08/2006	MSAL	Purchase of Securities	$ 6.06	200	fp stp	200
3/08/2006	MSAL	Sale of Securities	$ 6.05	6,042	fp stp	6,042
3/08/2006	MSAL	Sale of Securities	$ 6.05	22,503	fp stp	22,503
3/08/2006	MSAL	Sale of Securities	$ 6.04	3,910	fp stp	3,910
3/08/2006	MSAL	Sale of Securities	$ 6.04	90	fp stp	90
3/08/2006	MSAL	Sale of Securities	$ 6.04	12	fp stp	12
3/08/2006	MSAL	Sale of Securities	$ 6.04	782	fp stp	782
3/08/2006	MSAL	Sale of Securities	$ 6.04	286	fp stp	286
3/08/2006	MSAL	Sale of Securities	$ 6.04	108	fp stp	108
3/08/2006	MSAL	Sale of Securities	$ 6.04	600	fp stp	600
3/08/2006	MSAL	Sale of Securities	$ 6.04	111	fp stp	111
3/08/2006	MSAL	Sale of Securities	$ 6.04	115	fp stp	115
3/08/2006	MSAL	Sale of Securities	$ 6.04	7,008	fp stp	7,008
3/08/2006	MSAL	Sale of Securities	$ 6.04	117	fp stp	117
3/08/2006	MSAL	Sale of Securities	$ 6.04	120	fp stp	120
3/08/2006	MSAL	Sale of Securities	$ 6.04	123	fp stp	123
3/08/2006	MSAL	Sale of Securities	$ 6.04	127	fp stp	127
3/08/2006	MSAL	Sale of Securities	$ 6.04	327	fp stp	327
3/08/2006	MSAL	Sale of Securities	$ 6.04	4,164	fp stp	4,164
3/08/2006	MSAL	Sale of Securities	$ 6.05	828	fp stp	828
3/08/2006	MSAL	Sale of Securities	$ 6.05	147	fp stp	147
3/08/2006	MSAL	Purchase of Securities	$ 6.04	4,194	fp stp	4,194
3/08/2006	MSAL	Purchase of Securities	$ 6.04	7,500	fp stp	7,500
3/08/2006	MSAL	Sale of Securities	$ 6.05	3,369	fp stp	3,369
3/08/2006	MSAL	Purchase of Securities	$ 6.04	500	fp stp	500
3/08/2006	MSAL	Purchase of Securities	$ 6.04	11,800	fp stp	11,800
3/08/2006	MSAL	Purchase of Securities	$ 6.04	48	fp stp	48
3/08/2006	MSAL	Purchase of Securities	$ 6.04	958	fp stp	958
3/08/2006	MSAL	Purchase of Securities	$ 6.04	9,042	fp stp	9,042
3/08/2006	MSAL	Purchase of Securities	$ 6.04	958	fp stp	958
08/07/06-24/08/06	MBL	Purchase and sale of derivatives	$ 2.73	5,000	Total st sec equivalent resulting from purchase/sales of derivatives over the period	5,000

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7872 Facsimile 8232 3633

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS

MACQUARIE BANK

ASX/Media Release

Sale of Holding in Macquarie Goodman Group

24 August 2006 – Macquarie Bank Limited (MBL) today announced it sold overnight its holding of approximately 7.7% (approximately 124 million securities) as principal in the Macquarie Goodman Group (MGQ), via a selldown to a range of institutional investors at a price of $5.90 per security. Total proceeds of the sale are approximately $733 million. The Macquarie Bank Group continues to have an interest in MGQ via its funds management businesses.

Macquarie Bank will realise a pre-tax, pre-profit share gain of approximately A$300 million and a net profit (post tax and profit share) of approximately $A90 million. The net impact of the transaction on MBL's Tier 1 capital ratio is not material.

Macquarie Bank Chief Financial Officer, Mr Greg Ward, said: "The selldown does not change our view of MGQ's fundamentals and growth potential and we expect to continue a strong and cooperative relationship with Macquarie Goodman Group through our 50:50 funds management joint venture in Asia, Macquarie Goodman Asia (MGA). However, it is important for MBL to focus its capital on initiatives where it has appropriate brand and management leverage. The selldown was strongly supported by investors."

The sale is in line with the Bank's stated aims of realizing some of its significant investments and re-cycling that capital into other growth initiatives. MBL intends to commit up to $100 million from the proceeds of the sale to reinvestment into MGA

for both the warehousing of assets and as cornerstone investments in new funds management opportunities.

The sale does not imply any change in the Bank's general approach to holding investments in Macquarie managed funds.

Macquarie Securities (Australia) Limited acted as sole lead manager in the selldown.

For further information, please contact:

Matthew Russell, Public Relations Tel: +612 8232 4102
Macquarie Bank

Jenny Kovacs, Investor Relations Tel: +612 8232 3250
Macquarie Bank

THIS RELEASE DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS THEY ARE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

Macquarie Goodman

MACQUARIE

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS

ASX Release – Macquarie Goodman Capital Trust

Macquarie Bank announces a sell down of MGQ holding

Date: 24 August 2006
Release: Immediate

Macquarie Bank Limited (Macquarie Bank) today announced it sold overnight its holding of approximately 7.7% (approximately 124 million securities) as principal in the Macquarie Goodman Group (MGQ), via a selldown to a range of institutional investors at a price of $5.90 per security. Total proceeds of the sale are approximately $733 million. The Macquarie Bank Group continues to have an interest in MGQ via its funds management businesses.

As a result of his participation in the selldown, Macquarie Goodman's Chief Executive Officer, Mr Greg Goodman, has increased the Goodman Family interest in MGQ from approximately 8% per cent to 9% per cent of MGQ's issued capital.

Macquarie Bank Chief Financial Officer, Mr Greg Ward, said: "The selldown does not change our view of MGQ's fundamentals or growth potential and we expect to continue a strong and cooperative relationship with Macquarie Goodman Group through our 50:50 funds management joint venture in Asia, Macquarie Goodman Asia (MGA). However, it is important for Macquarie Bank to focus its capital on initiatives where it has appropriate brand and management leverage. The selldown was strongly supported by investors. "

The sale is in line with the Bank's stated aims of realising some of its significant investments and re-cycling that capital into other growth initiatives. Macquarie Bank intends to commit up to $100 million from the proceeds of the sale to reinvestment into MGA for both the warehousing of assets and as cornerstone investments in new fund management opportunities.

"The fragmented industrial real estate market in Asia presents MGA with a number of exciting opportunities" said Mr Ward.

Mr Ward went on to say "Macquarie Bank has been an MGQ securityholder and strategic partner since 2000 – when the Macquarie Industrial Trust and Goodman Hardie Industrial Trust were merged. Since that time the successful partnership between Macquarie Bank and Macquarie Goodman has created the largest industrial property group on the ASX and the second largest industrial real estate player globally.

Macquarie Goodman's Chief Executive Officer Greg Goodman said: "The strategic relationship formed with Macquarie Bank in 2000 was a significant stepping stone in the evolution of MGQ. This relationship is an example of a strong collaboration between like minded partners, with all securityholders benefiting through the performance of MGQ."

Mr Goodman added "In line with Macquarie Bank's decision, it is now appropriate for MGQ to adopt "one brand" for its global operations. The benefits of brand recognition by our

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

customers and investors is a key component of our strategy. Given the importance of the brand and taking into account all stakeholders, the re-branding project could take up to 12 months.

Mr Goodman noted that MGA already has an impressive record of growth since its inception in 2004 and welcomed the further commitment from Macquarie to its Asian funds management platform. Since 2004, MGA has successfully established the Macquarie Goodman Hong Kong Wholesale Fund (MGHKWF), which has $A850m of assets under management, with a number of other acquisition opportunities under review. Senior Macquarie Bank staff will continue to be involved with MGA in various capacities, including as members of MGA Executive Committee and MGHKWF Board.

Mr David Clarke, Chairman of Macquarie Goodman and Chairman of Macquarie Bank, has announced his intention to remain on the Macquarie Goodman Board in a personal capacity and will seek re-election as a director in November. Mr Goodman stated "Mr Clarke's deep experience and broad commercial acumen has proved invaluable to Macquarie Goodman over the last 6 years. I am delighted that we will continue to be able to draw upon these skills".

Mr James Hodgkinson, an Executive Director of Macquarie Bank, will remain as a director at Macquarie Goodman whilst the company retains the "Macquarie" brand. Mr Hodgkinson will continue his relationship with Macquarie Goodman assisting on strategic initiatives and supporting management through this transition period. Mr Stephen Girdis, currently alternate director to both Mr Hodgkinson and Mr Clarke, will continue as alternate director to Mr Hodgkinson whilst the company retains the "Macquarie" brand.

Macquarie Securities (Australia) Limited acted as sole lead manager in the selldown.

For further information please contact:

MBL Contact

Matthew Russell, Public Relations Macquarie Bank Tel: +612 8232 4102
Jenny Kovacs, Investor Relations Macquarie Bank Tel: +612 8232 3250

Macquarie Goodman Contact

Greg Goodman, Group Chief Executive Officer Tel: +612 9230 7400

THIS RELEASE DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS THEY ARE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS

ASX Release – Macquarie Goodman Group ("Macquarie Goodman" or "the Group")

Macquarie Bank announces a sell down of MGQ holding

Date: 24 August 2006
Release: Immediate

Macquarie Bank Limited (Macquarie Bank) today announced it sold overnight its holding of approximately 7.7% (approximately 124 million securities) as principal in the Macquarie Goodman Group (MGQ), via a selldown to a range of institutional investors at a price of $5.90 per security. Total proceeds of the sale are approximately $733 million. The Macquarie Bank Group continues to have an interest in MGQ via its funds management businesses.

As a result of his participation in the selldown, Macquarie Goodman's Chief Executive Officer, Mr Greg Goodman, has increased the Goodman Family interest in MGQ from approximately 8% per cent to 9% per cent of MGQ's issued capital.

Macquarie Bank Chief Financial Officer, Mr Greg Ward, said: "The selldown does not change our view of MGQ's fundamentals or growth potential and we expect to continue a strong and cooperative relationship with Macquarie Goodman Group through our 50:50 funds management joint venture in Asia, Macquarie Goodman Asia (MGA). However, it is important for Macquarie Bank to focus its capital on initiatives where it has appropriate brand and management leverage. The selldown was strongly supported by investors. "

The sale is in line with the Bank's stated aims of realising some of its significant investments and re-cycling that capital into other growth initiatives. Macquarie Bank intends to commit up to $100 million from the proceeds of the sale to reinvestment into MGA for both the warehousing of assets and as cornerstone investments in new fund management opportunities.

"The fragmented industrial real estate market in Asia presents MGA with a number of exciting opportunities" said Mr Ward.

Mr Ward went on to say "Macquarie Bank has been an MGQ securityholder and strategic partner since 2000 – when the Macquarie Industrial Trust and Goodman Hardie Industrial Trust were merged. Since that time the successful partnership between Macquarie Bank and Macquarie Goodman has created the largest industrial property group on the ASX and the second largest industrial real estate player globally.

Macquarie Goodman's Chief Executive Officer Greg Goodman said: "The strategic relationship formed with Macquarie Bank in 2000 was a significant stepping stone in the evolution of MGQ. This relationship is an example of a strong collaboration between like minded partners, with all securityholders benefiting through the performance of MGQ."

Mr Goodman added "In line with Macquarie Bank's decision, it is now appropriate for MGQ to adopt "one brand" for its global operations. The benefits of brand recognition by our

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621
Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001
Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

customers and investors is a key component of our strategy. Given the importance of the brand and taking into account all stakeholders, the re-branding project could take up to 12 months.

Mr Goodman noted that MGA already has an impressive record of growth since its inception in 2004 and welcomed the further commitment from Macquarie to its Asian funds management platform. Since 2004, MGA has successfully established the Macquarie Goodman Hong Kong Wholesale Fund (MGHKWF), which has $A850m of assets under management, with a number of other acquisition opportunities under review. Senior Macquarie Bank staff will continue to be involved with MGA in various capacities, including as members of MGA Executive Committee and MGHKWF Board.

Mr David Clarke, Chairman of Macquarie Goodman and Chairman of Macquarie Bank, has announced his intention to remain on the Macquarie Goodman Board in a personal capacity and will seek re-election as a director in November. Mr Goodman stated "Mr Clarke's deep experience and broad commercial acumen has proved invaluable to Macquarie Goodman over the last 6 years. I am delighted that we will continue to be able to draw upon these skills".

Mr James Hodgkinson, an Executive Director of Macquarie Bank, will remain as a director at Macquarie Goodman whilst the company retains the "Macquarie" brand. Mr Hodgkinson will continue his relationship with Macquarie Goodman assisting on strategic initiatives and supporting management through this transition period. Mr Stephen Girdis, currently alternate director to both Mr Hodgkinson and Mr Clarke, will continue as alternate director to Mr Hodgkinson whilst the company retains the "Macquarie" brand.

Macquarie Securities (Australia) Limited acted as sole lead manager in the selldown.

For further information please contact:

MBL Contact

Matthew Russell, Public Relations Macquarie Bank Tel: +612 8232 4102
Jenny Kovacs, Investor Relations Macquarie Bank Tel: +612 8232 3250

Macquarie Goodman Contact

Greg Goodman, Group Chief Executive Officer Tel: +612 9230 7400

THIS RELEASE DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS THEY ARE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

RECEIVED

2006 AUG -8 A ...

MACQUARIE

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS

ASX/Media Release

Macquarie Bank announces a sell down of MGQ holding

Date: 24 August 2006

24 August 2006 – Macquarie Bank Limited (Macquarie Bank) today announced it sold overnight its holding of approximately 7.7% (approximately 124 million securities) as principal in the Macquarie Goodman Group (MGQ), via a selldown to a range of institutional investors at a price of $5.90 per security. Total proceeds of the sale are approximately $733 million. The Macquarie Bank Group continues to have an interest in MGQ via its funds management businesses.

As a result of his participation in the selldown, Macquarie Goodman's Chief Executive Officer, Mr Greg Goodman, has increased the Goodman Family interest in MGQ from approximately 8% per cent to 9% per cent of MGQ's issued capital.

Macquarie Bank Chief Financial Officer, Mr Greg Ward, said: "The selldown does not change our view of MGQ's fundamentals or growth potential and we expect to continue a strong and cooperative relationship with Macquarie Goodman Group through our 50:50 funds management joint venture in Asia, Macquarie Goodman Asia (MGA). However, it is important for Macquarie Bank to focus its capital on initiatives where it has appropriate brand and management leverage. The selldown was strongly supported by investors. "

The sale is in line with the Bank's stated aims of realising some of its significant investments and re-cycling that capital into other growth initiatives. Macquarie Bank intends to commit up to $100 million from the proceeds of the sale to reinvestment into MGA–for both the warehousing of assets and as cornerstone investments in new fund management opportunities.

"The fragmented industrial real estate market in Asia presents MGA with a number of exciting opportunities" said Mr Ward.

Mr Ward went on to say "Macquarie Bank has been an MGQ securityholder and strategic partner since 2000 – when the Macquarie Industrial Trust and Goodman Hardie Industrial Trust were merged. Since that time the successful partnership between Macquarie Bank and Macquarie Goodman has created the largest industrial property group on the ASX and the second largest industrial real estate player globally.

Macquarie Goodman
Funds Management Limited
ABN 48 067 796 641

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone (02) 9230 7400
Facsimile (02) 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com.au

Macquarie Goodman's Chief Executive Officer Greg Goodman said: "The strategic relationship formed with Macquarie Bank in 2000 was a significant stepping stone in the evolution of MGQ. This relationship is an example of a strong collaboration between like minded partners, with all securityholders benefiting through the performance of MGQ."

Mr Goodman added "In line with Macquarie Bank's decision, it is now appropriate for MGQ to adopt "one brand" for its global operations. The benefits of brand recognition by our customers and investors is a key component of our strategy. Given the importance of the brand and taking into account all stakeholders, the re-branding project could take up to 12 months.

Mr Goodman noted that MGA already has an impressive record of growth since its inception in 2004 and welcomed the further commitment from Macquarie to its Asian funds management platform. Since 2004, MGA has successfully established the Macquarie Goodman Hong Kong Wholesale Fund (MGHKWF), which has $A850m of assets under management, with a number of other acquisition opportunities under review. Senior Macquarie Bank staff will continue to be involved with MGA in various capacities, including as members of MGA Executive Committee and MGHKWF Board.

Mr David Clarke, Chairman of Macquarie Goodman and Chairman of Macquarie Bank, has announced his intention to remain on the Macquarie Goodman Board in a personal capacity and will seek re-election as a director in November. Mr Goodman stated "Mr Clarke's deep experience and broad commercial acumen has proved invaluable to Macquarie Goodman over the last 6 years. I am delighted that we will continue to be able to draw upon these skills".

Mr James Hodgkinson, an Executive Director of Macquarie Bank, will remain as a director at Macquarie Goodman whilst the company retains the "Macquarie" brand. Mr Hodgkinson will continue his relationship with Macquarie Goodman assisting on strategic initiatives and supporting management through this transition period. Mr Stephen Girdis, currently alternate director to both Mr Hodgkinson and Mr Clarke, will continue as alternate director to Mr Hodgkinson whilst the company retains the "Macquarie" brand.

Macquarie Securities (Australia) Limited acted as sole lead manager in the selldown.

Macquarie Goodman
Funds Management Limited
ABN 48 067 796 641

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone (02) 9230 7400
Facsimile (02) 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com.au

For further information please contact:

Macquarie Bank Contact

Matthew Russell, Public Relations Macquarie Bank	Tel: +612 8232 4102
Jenny Kovacs, Investor Relations Macquarie Bank	Tel: +612 8232 3250

Macquarie Goodman Contact

Greg Goodman, Group Chief Executive Officer	Tel: +612 9230 7400

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Harkness
Date of last notice	10 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Direct – John Harkness
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 August 2006
No. of securities held prior to change	1,656
Class	Ordinary
Number acquired	19
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$109.86
No. of securities held after change	1,675 stapled securities

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Securities under Macquarie Goodman's Dividend Reinvestment Plan for the quarter ended 30 June 2006.

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Ferrier
Date of last notice	10 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Direct – Ian Ferrier
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 August 2006
No. of securities held prior to change	1,656
Class	Ordinary
Number acquired	10
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$57.82
No. of securities held after change	1,666 stapled securities

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Securities under Macquarie Goodman's Dividend Reinvestment Plan for the quarter ended 30 June 2006.

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gregory Leith Goodman
Date of last notice	24 July 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Direct – Gregory Goodman 10,024,666 Indirect – Goodman Holdings Pty Limited 115,715,511 Indirect – Craig Goodman 2,112,615
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gregory Goodman is a director and ultimate beneficiary of Goodman Holdings Pty Limited. Goodman Holdings Pty Limited and its wholly owned subsidiaries hold the relevant interest in Macquarie Goodman Group. Craig Goodman is Gregory Goodman's brother.
Date of change	23 August 2006
No. of securities held prior to change	127,198,228 – stapled securities
Class	Ordinary
Number acquired	654,565 – Goodman Holdings Pty Limited
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,784,695
No. of securities held after change	127,852,793 stapled securities

M/830800

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Securities under Macquarie Goodman's Dividend Reinvestment Plan for the quarter ended 30 June 2006 – 654,565

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Patrick Ledger Goodman
Date of last notice	24 July 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Indirect – Gregory Goodman 10,024,666 Indirect – Goodman Holdings Pty Limited 115,715,511 Indirect – Craig Goodman 2,112,615
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Patrick Goodman is a director and ultimate beneficiary of Goodman Holdings Pty Limited. Goodman Holdings Pty Limited and its wholly owned subsidiaries hold the relevant interest in Macquarie Goodman Group. Gregory Goodman and Craig Goodman are Patrick Goodman's brothers.
Date of change	23 August 2006
No. of securities held prior to change	127,198,228 – stapled securities
Class	Ordinary
Number acquired	654,565 – Goodman Holdings Pty Limited
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,784,695
No. of securities held after change	127,852,793 stapled securities

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Securities under Macquarie Goodman's Dividend Reinvestment Plan for the quarter ended 30 June 2006 – 654,565

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Goodman Group

ACN

Macquarie Goodman Management Limited ACN 000 123 071
Macquarie Goodman Industrial Trust ARSN 091 213 839

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,924,746
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary stapled securities

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The stapled securities referred to herein rank pari passu with the existing ordinary securities of Macquarie Goodman Group (MGQ).
5	Issue price or consideration	$5.782 per stapled security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The MGQ stapled securities were issued as a result of the Distribution Reinvestment Plan for the distribution for the quarter ended 30 June 2006
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 August 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,635,089,309	Ordinary Stapled Securities

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Not applicable	Not applicable

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Refer to section 4 above

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Company Secretary) 23 August 2006

Print name: Carolyn Scobie

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Goodman

MACQUARIE

RECEIVED

23 August 2006

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")

We confirm that Macquarie Goodman's June quarter distribution was dispatched to Securityholders today, together with the Annual Tax Statement and Tax Return Guide for the year ended 30 June 2006. The distribution rate is 6.875 cents per security with the following taxable components.

Macquarie Goodman Management Limited

No dividend is payable for the 2005-06 financial year.

Macquarie Goodman Industrial Trust

Component	**June Quarter** cpu	**Annual** cpu
Australian Income	0.07547	7.32933
Foreign Income	0.00000	0.0000
Interest Income	0.00000	3.44101
Gross Capital Gains	6.14440	8.80334
Concessional Capital Gains	3.07220	4.40167
Discount Capital Gains	3.07220	4.40167
Capital Gains – Other	0.18924	0.97305
Tax Deferred	0.46589	6.95327
Total	**6.87500**	**27.5000**

Securities under the Distribution Reinvestment Plan are being issued at $5.7820 (an Appendix 3B will follow immediately).

Please do not hesitate to contact the undersigned if you have any queries.

Yours faithfully

Carolyn Scobie
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

23 August 2006

Dear Securityholder

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")

We are pleased to confirm your final distribution of 6.875 cents per security for the quarter ended 30 June 2006. We enclose your June quarter Distribution Statement, Annual Tax Statement and Tax Return Guide for the year ended 30 June 2006.

The Tax Return Guide provides basic assistance to complete your 2006 tax return and should be used in conjunction with the TaxPack.

In addition, the Australian Taxation Office ("ATO") has designed two publications to assist investors, including the Personal investors guide to capital gains tax 2005-06 and guide to Capital gains tax 2005-06. You can access a copy of these publications by calling the ATO publications distribution service on 1300 720 092 or by visiting our website at www.macquariegoodman.com/taxation.

Mandatory Direct Credit

Effective from the September 2006 distribution, Macquarie Goodman will pay all cash distributions by way of direct credit into Securityholders' nominated bank or financial institution accounts. If you are a foreign Securityholder with a registered address outside of Australia you will still receive your distributions by cheque.

This procedure has a number of benefits which primarily include cost efficiencies, enhanced security, the elimination of issuing replacement cheques and immediate access to cleared funds.

If you currently receive your payments by cheque, please complete the enclosed Direct Credit Form and return it to Computershare in the business reply paid envelope provided by 30 September 2006.

If you are a full participant in the Distribution Reinvestment Plan and withdraw from the plan in the future, please ensure your banking instructions are provided to Computershare.

If you are already receiving payments electronically, please ensure Computershare is advised if your account details change.

Should you have any questions, please call our dedicated information line on 1300 723 040 (within Australia) or +61 3 9415 4000 (outside Australia).

Yours faithfully

Gregory Goodman
CHIEF EXECUTIVE OFFICER

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

MACQUARIE GOODMAN GROUP

2006 Tax Return Guide

This guide provides basic assistance to complete your 2006 tax return. It has been prepared on an assumed set of circumstances that may not be applicable to you. It is not personal taxation advice.

If you require information relating to your personal tax position, you should contact your professional tax adviser.

This guide assumes that a Securityholder is:

- an individual Australian resident investor in Macquarie Goodman Group ("MGQ");
- using the "Tax return for individuals (supplementary section) 2006" in the TaxPack 2006 to complete an income tax return (you should mark the "YES" box at Item 1 of the Taxpayer's Declaration on page 8 of your Tax return for individuals 2006); and
- holding stapled securities for the purpose of investment, rather than for resale at a profit.

For convenience, we refer to Securityholders that satisfy these assumptions as "you".

FREQUENTLY ASKED QUESTIONS

What is a stapled security?
A stapled security in MGQ is a unit in Macquarie Goodman Industrial Trust ("MGI") and a share in Macquarie Goodman Management Limited ("MGM").

The unit and share must be traded together. However, for tax purposes the Securityholder holds two assets, a MGI unit and a MGM share.

What is the difference between a dividend and a distribution?
Distributions from MGQ may comprise both a dividend on the underlying MGM share and a distribution on the underlying MGI unit.

Dividends are paid to shareholders by companies out of their profits. Distributions are paid to unitholders by trusts and are usually made up of income, eg. rental income.

What does tax deferred mean?
Distributions from trusts can consist of many components such as rental income, interest income and tax deferred amounts. The tax deferred component generally arises from capital allowance deductions and depreciation.

The tax deferred portion of the distribution reduces the cost base in your MGI units, meaning you do not pay tax on this portion of the distribution until you sell the units in MGI or have no cost base in the units.

What are net assets?
Net assets are the total assets of an entity less total liabilities (please refer to page 4 of this guide for more information on net assets).

What if I misplace my Annual Tax Statement?
A duplicate copy of your Annual Tax Statement can be downloaded free of charge via our online Investor Centre at www.macquariegoodman.com/ic. Alternatively, you can contact Computershare Investor Services Pty Limited on 1300 723 040 (within Australia) or +61 3 9415 4000 (outside Australia) for a replacement statement, however, there will be a cost incurred.

Macquarie Goodman

MACQUARIE

Q 12

Tax return for individuals (supplementary section) 2006

Question 12 of the Tax return for individuals (supplementary section) 2006 requires you to disclose all trust income that you derived for the year ended 30 June 2006. Please refer to your Annual Tax Statement.

Your Australian Income and Interest Income represents all the non-primary production income from MGI and the sum of these amounts should be included at **Item U**.

If you have incurred any deductible expenses in deriving this income you should include the total of these expenses at **Item Y**.

Any Tax File Number ("TFN") withholding tax that has been deducted from your distribution as indicated on your Annual Tax Statement should be included at **Item R**.

12 Partnerships and trusts Include any deferred non-commercial business losses from a prior year at **X** or **Y** as appropriate and insert the relevant code in the **TYPE** box.

Primary production

Distribution from partnerships **N** .00

Distribution from trusts **L** .00

Landcare operations and deduction for decline in value of water facility **I** .00

Other deductions relating to distribution **X** .00 TYPE

If you have a net loss from a partnership business activity, complete items **P3** and **P9** in the *Business and professional items schedule for individuals 2005* in addition to item **12**.

Net primary production distribution .00 LOSS

Non-primary production

Distribution from partnerships, less foreign income **O** .00

Distribution from trusts, less net capital gains and foreign income **U** .00

Landcare operations expenses **J** .00

Other deductions relating to distributions shown at **O** and **U** **Y** .00 TYPE

Show distributions of:
- net capital gains at item 17 and
- foreign income at item 18 or 19.

Net non-primary production distribution .00 LOSS

Share of credits from income

Share of credit for tax withheld where Australian business number not quoted **P**

Share of franking credit from franked dividends **Q**

Share of credit for tax file number amounts withheld from interest, dividends, and unit trust distributions **R**

Share of credit for tax paid by trustee **S**

Share of credit for amounts withheld from foreign resident withholding **A**

Q 17

Tax return for individuals (supplementary section) 2006

Your MGI distribution includes both Discounted Capital Gains and Capital Gains – Other method. Discounted Capital Gains represent the assessable capital gains derived by MGI which has been calculated under the 50% discount method. Capital Gains – Other method represent those gains derived from the sale of investments held for 12 months or less.

If you require any information or guidance on the calculation of capital gains, you should consult your professional tax adviser or the following Australian Taxation Office ("ATO") publications:

- Personal investors guide to capital gains tax 2005-06; and
- Guide to capital gains tax 2005-06.

17 Capital gains Did you have a capital gains tax event during the year? **G** NO YES

You must also print **X** in the **YES** box at **G** if you received a distribution of a capital gain from a trust.

Net capital gain **A** .00

Total current year capital gains **H** .00

Net capital losses carried forward to later income years **V** .00

Q 17

Tax return for individuals (supplementary section) 2006

Tax return disclosures:
As your Annual Tax Statement includes a capital gain amount, you should answer "YES" at **Item G** on your Tax return for individuals (supplementary section) 2006.

If you have no capital gains from other sources and/or current or carried forward capital losses, you should follow the steps below:

Step 1: double the Discounted Capital Gains amount on your Annual Tax Statement;

Step 2: add the Capital Gains – Other method amount on your Annual Tax Statement;

Step 3: include the total of these amounts at **Item H** in your Tax return for individuals (supplementary section) 2006;

Step 4: calculate your capital gains tax discount by applying the applicable factor (individuals 50%) to the amount in Step 1; and

Step 5: deduct the capital gains tax discount amount calculated at Step 4 above from the amount calculated at Step 3 and include the result at **Item A** of the Tax return for individuals (supplementary section) 2006.

If you have capital gains from other sources, current year capital losses or capital losses brought forward from prior years, you should consult the ATO publications mentioned above, the Tax return for individuals (supplementary section) 2006 and/or your professional tax adviser.

Q 18

Tax return for individuals (supplementary section) 2006

We have assumed for the purposes of this guide that you have no foreign assets or other investments from which you derive foreign income.

If you do hold foreign assets or other investments from which you derive foreign income or you are not sure, please consult your professional tax adviser or S19 – S20 of the Tax return for individuals (supplementary section) 2006.

18 Foreign entities

Did you have either a direct or indirect interest in a controlled foreign company (CFC)?	I	NO ☐	YES ☐	CFC income K	.00
Have you **ever**, either directly or indirectly, caused the transfer of property – including money – or services to a non-resident trust estate?	W	NO ☐	YES ☐	Transferor trust income B	.00
Did you have an interest in a foreign investment fund (FIF) or a foreign life assurance policy (FLP)?	J	NO ☐	YES ☐	FIF and FLP income C	.00

Q 19

Tax return for individuals (supplementary section) 2006

In Question 19, you will need to disclose foreign sourced income (if any) included in your Annual Tax Statement. The Foreign Income amount in your Annual Tax Statement should be included in the assessable foreign source income at **Item E** of the Tax return for individuals (supplementary section) 2006.

You will also need to follow steps 1 to 3 at Part D of the instructions to Question 19 on pages S23 and S24 of the Tax return for individuals (supplementary section) 2006 to calculate the net amount of foreign sourced income you derived at **Item M**.

As foreign tax has been paid on the foreign source income, you may be entitled to a foreign tax credit. You should obtain a copy of the "How to claim a foreign tax credit 2005-06" booklet from the ATO and follow the steps in the booklet. Please note that in calculating the foreign tax credits, MGI's foreign source income is classified as "other foreign income".

Generally, Australian residents will be able to claim a foreign tax credit for the lesser of:

(a) the amount of tax paid on your Annual Tax Statement; and

(b) the Australian tax payable on the net foreign source income.

The foreign tax credit that you calculate as being able to claim should be included at **Item O**.

Again, as we have assumed for the purposes of this guide that you have no other foreign assets, you should answer "NO" at **Item P**. If this is not the case or you are not sure, please consult your professional tax adviser or S25 of the Tax return for individuals (supplementary section) 2006.

Macquarie Goodman

MACQUARIE

Q 19

Tax return for individuals (supplementary section) 2006

19 Foreign source income and foreign assets or property

Assessable foreign source income **E** .00

Net foreign employment and net foreign pension or annuity income WITHOUT an undeducted purchase price **L** .00 TYPE

Net foreign pension or annuity income WITH an undeducted purchase price **D** .00

Other net foreign source income **M** .00

Also include at **F** Australian franking credits from a New Zealand company that you have received indirectly through a partnership or trust distribution.

Australian franking credits from a New Zealand company **F** .00

Exempt foreign employment income **N** .00

Foreign tax credits **O**

During the year did you own, or have an interest in, assets located outside Australia which had a total value of AUD$50,000 or more? **P** NO YES

COST BASE OF SHARES AND UNITS

To calculate your cost base you will need to allocate any acquisition cost of the stapled securities between the two assets. The method of allocation must be reasonable, eg. net assets.

The cost base of units will be reduced by any tax deferred distributions. Details of tax deferred distributions are available at www.macquariegoodman.com/distributions.

Disposal of your stapled securities

For tax purposes, the sale of a stapled security is treated as a disposal of a unit in MGI and a share in MGM. Upon disposal of a stapled security, you will realise a capital gain if the consideration exceeds the capital gains tax cost base of the share and unit, separately.

NET ASSETS

Set out below is the relative net assets of the entities in MGQ as at 30 June 2006 and 31 December 2005. This net assets table will be updated each six months following the release of MGQ's financial report. Access to the updated net assets table is also available at www.macquariegoodman.com/taxation.

Period to	MGI	MGM
30 June 2006	99%	1%
31 December 2005	95%	5%

CONTACT INFORMATION

Relevant ATO publications:

- Personal investors guide to capital gains tax 2005-06; or
- Guide to capital gains tax 2005-06.

You can obtain a copy of these ATO publications from the following sources:

- www.macquariegoodman.com/taxation;
- www.ato.gov.au; or
- ATO publications distribution service on 1300 720 092.

Macquarie Goodman Group

T 1300 723 040 (within Australia)

F +61 3 9415 4000 (outside Australia)

E info@macquariegoodman.com.au

W www.macquariegoodman.com

BRICKWORKS
LIMITED

23 August 2006

Australian Stock Exchange
Attention: **Companies Department**

BY ELECTRONIC LODGEMENT

Dear Sir/Madam,

Please find attached a media release to be issued today, for immediate release to the market.

Yours faithfully,
BRICKWORKS LIMITED

IAIN THOMPSON
COMPANY SECRETARY

BRICKWORKS LIMITED
ABN 17 000 028 526
738-780 Wallgrove Road, Horsley Park NSW 2175; PO Box 6550, Wetherill Park NSW 1851
Telephone: 61 2 9830 7700 Fax: 61 2 9620 1328
Internet Address: http://www.brickworks.com.au E.Mail Address: info@brickworks.com.au

BRICKWORKS LIMITED

Macquarie Goodman

Media Release

Brickworks and Macquarie Goodman establish a new Joint Venture Property Trust

Date: 23 August 2006
Release: Immediate

Brickworks Limited ("Brickworks") and the Macquarie Goodman Group ("Macquarie Goodman") are pleased to announce the establishment of a new property trust ("the Trust") in a further extension of the parties joint venture relationship.

The Trust, to be owned in equal interests by Brickworks and the Macquarie Goodman managed Macquarie Goodman Wholesale Fund ("MGW") will develop and own prime industrial facilities in the established western Sydney industrial areas of Eastern Creek and Erskine Park.

The Trust's initial transactions will include development pre-commitments for a new 49,000 sqm Chilled Distribution Facility for Coles Myer and a 16,500 sqm Logistics/Fleet Facility for Toll Holdings at Eastern Creek with an estimated on-completion value of $177.6 million. The facilities will be jointly developed by Brickworks and Macquarie Goodman under a fixed price contract with the Trust.

The two developments, which are subject to Development Application approval, are located at the M7 Business Hub and cover a combined site area of approximately 25 hectares. Further developable land at the M7 Business Hub site is earmarked for the Trust on the basis that satisfactory development pre-commitments can be secured.

The Trust has also acquired up to 40 hectares of industrial zoned vacant land at Erskine Park. The Erskine Park land, which has been acquired from a Brickworks entity, will potentially accommodate up to 200,000 sqm of new industrial facilities with an estimated end value of up to $265 million.

Commenting on the new Trust, Lindsay Partridge, Managing Director of Brickworks said "For Brickworks the creation of the Trust is a logical next step. By participating in the development and long term ownership of quality industrial property, shareholders will benefit from ongoing development profit, rental income and potential capital returns. The caliber of the cornerstone tenants is also very encouraging for the future success of the Trust."

Macquarie Goodman's Chief Executive Officer – Australia, David van Aanholt added "The Brickworks relationship is an important one for Macquarie Goodman. With our development expertise, customer base and Brickwork's strategic land holdings, we see the Trust as an important growth area for MGW and the Group's third party funds management business."

--- Ends ---

For further information, please contact Brickworks Limited and Macquarie Goodman:

Mr Lindsay Partridge
Managing Director
Brickworks Limited
Tel: (61 2) 9830 7700

Mr David van Aanholt
Chief Executive Officer - Australia
Macquarie Goodman
Tel: (61 2) 9230 7400

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Goodman Group

ACN

Macquarie Goodman Management Limited ACN 000 123 071
Macquarie Goodman Industrial Trust ARSN 091 213 839

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	786,198
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary stapled securities issued as a result of conversion of Reset Preference Units (RePS)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The units referred to herein rank pari passu with the existing ordinary securities of Macquarie Goodman Group (MGQ).
5	Issue price or consideration	$2.91 per stapled security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	22,902 Reset Preference Units (RePS) were converted into 786,198 MGQ stapled securities, issued in accordance with the MGA Constitution and the RePS Terms.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 August 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,625,164,563	Ordinary Stapled Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Not applicable	Not applicable

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Refer to section 4 above

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	....	Date:	....
	(Company Secretary)		21 August 2006
Print name:	Carolyn Scobie		

== == == == ==

+ See chapter 19 for defined terms.

MACQUARIE

Macquarie Goodman

Macquarie Goodman Group

Results for the year ended 30 June 2006



MACQUARIE

Macquarie Goodman

Contents

MACQUARIE

Macquarie Goodman

Section 1 – Year in Review

MACQUARIE

Macquarie Goodman

Year in Review

- → Reported Profit for the year of $500.3 million with distributable income $403.8 million
- → Operating Earnings Per Security ("EPS") of 26.7 cents and Distributions Per Security ("DPS") of 27.5 cents which is in line with most recent forecast
- → Reflects EPS growth of 11%*
- → 87% of earnings from stabilised sources (Property Investment and Management Services)
- → Conservative headline gearing of 32.2%

- → Establishment of European funds management and development platform
- → Increase in organic AUM of 35% and total AUM up to $28.5 billion
- → New development commitments totalling $1.6 billion** and work in progress of $2.5 billion
- → Strong performance of core property portfolio with 3.0% increase on new lease transactions
- → Total return of 55.4% over the year

* Reflects proforma FY05 EPS of 23.96 cents per security

** Includes Arlington but excludes Eurinpro operations

Section 2 – Financial Performance

MACQUARIE

Macquarie Goodman

Financial Performance

Results Comparison

- → EPS and DPS in line with most recent forecast
- → Annualised EPS growth of 11.3%
- → Importantly, parity achieved between EPS and DPS for 2H FY06
- → Focus on efficient capital management

	Year Ending 30 June 2006	Year Ending 30 June 2005 *	Increase/ (decrease) %
Adjusted earnings per security*** (cents)	26.7	24.0	11.3
Distribution per security (cents)	27.5	25.9	6.2
Payout ratio (%)	103.0	108.1	(4.7)
Total assets ($million)	6,753	5,171	30.6
Gearing**(%)	32.2	36.2	(11.0)
NTA ($)	1.73	2.15	(19.5)
Units on issue (million)	1,609	1,405	14.5
Market capitalisation ($million) (closing price $6.00 at 30 June 06)	9,653	5,732	68.4

*30 June 2005 results reflected normalised full year EPS and DPS on the creation of MGQ. **Gearing is calculated as Total Interest Bearing Liabilities over Total Assets. ***Adjusted EPS excludes unrealised gains on property revaluations, AIFRS and other non-cash adjustments

Macquarie Goodman

Financial Performance

MGQ Results	Year ending 30 June 2006 ($million)
Property Investment	375.5
Management Services	102.7
Development	65.1
Operating revenue net of property expenses	**543.3**
Unrealised gains on investment properties	103.0
Total income	**646.3**
Expenses from operations	(71.7)
Net interest expense	(69.0)
Tax	(5.5)
Minority interests	0.2
Profit after tax attributable to Securityholders	**500.3**
Less Unrealised gains on investment properties	(103.0)
Less Other AIFRS adjustments	(10.9)
Adjusted profit after tax attributable to Securityholders	**386.4**
Transfer from reserves	17.4
Total distributable income	**403.8**
Adjusted basic earnings per security (cents)*	**26.7**
Distribution per security (cents)	**27.5**
Weighted average number of securities – EPS (million)	1,447.0
Weighted average number of securities – DPS (million)	1,468.7

*Adjusted EPS excludes unrealised gains on property revaluations, AIFRS and other non-cash adjustments

MACQUARIE

Macquarie Goodman

Reconciliation of Distributions

MGQ Results	Year ending 30 June 2006 ($million)
Profit after tax attributable to Securityholders	500.3
Less unrealised gains on investment property revaluations	(94.2)
Less unrealised gains included in associate share of profits	(8.8)
	397.3
Add / (Subtract) other AIFRS adjustments:	
Gain on disposals recognised in June 2005	(1.8)
Fair value of derivatives and borrowing costs	(7.1)
Straight-lining of rent, amortisation of incentives, deferred tax, ESAP	(2.0)
Adjusted profit after tax applicable to Securityholders	**386.4**
Reconciliation of Transfer from Reserves	
1H FY06 to reflect profits eliminated upon stapling	11.3
Pari Passu	6.1
Total distributable income	**403.8**

MACQUARIE

Macquarie Goodman

Financial Position

- → Conservative headline gearing of 32.2%
- → Interest cover ratio of 3.5 times
- → NTA impacted by AIFRS and acquisition of management businesses (Arlington and Eurinpro)
- → Interest rate and FX risks hedged

	30 June 2005 $billion	30 June 2006 $billion	30 June 2006 %	Target Allocation Range
Property Investments	4.3	4.6	87	85% - 95%
Development Land and WIP	0.7	0.7	13	5% - 15%
Other*	0.1	1.5	N/A	N/A
Total Assets	**5.1**	**6.8**	**100**	**100%**
Interest Bearing Liabilities	1.9	2.2		
Other Liabilities	0.1	0.6		
Total Liabilities	**2.0**	**2.8**		
Net Assets	**3.0**	**4.0**		
Gearing (%)	**36.2**	**32.2**		**35% - 40%**

* Other includes Intangible assets of $1.2 billion

MACQUARIE

Macquarie Goodman

Business Composition

Earnings

- → Significant growth in Management Services
- → Maintaining >80% of earnings from stabilised sources (Property Investment and Management)
  - → Management Services 17% of 2H FY06 EBIT provides growth potential
  - → Reduction in direct property income supplemented by cornerstone investment
  - → Opportunity to grow cornerstone investments through growth in third party AUM
- → Attractive development returns across global platform – 12% ROC for FY06
- → Development to remain less than 20% of Group EBIT
  - → Critical link in offering global Customer Service Model
  - → Majority of earnings derived from transfer to third party funds
  - → Significant competitive advantage in sourcing new investment opportunities

Earnings Type (EBIT)	FY06		2H FY06		Target
	$million	%	$million	%	% range
Property Investment	376	77	178	69	50-60
Management Services	50	10	44	17	20-30
Development	65	13	35	14	15-20
Unallocated expenses	(19)	-	(15)	-	-
Total	**472**	**100**	**242**	**100**	

MACQUARIE

Macquarie Goodman

Business Composition

Earnings (cont.)

→ Geographic earnings (2H FY06) diversification mitigates risk

REGION	% EBIT
ASIA	5
EUROPE	13
AUSTRALIA AND NEW ZEALAND	82



Capital

→ Property Investment portfolio will continue to underpin the strength of Balance Sheet

→ Balance Sheet capacity provides the ability to facilitate new AUM initiatives

  → Current capacity of approximately $1 billion

  → Approximately $0.4 billion of real estate under due diligence

→ Capital allocation will be consistent with the desired earnings composition targets

→ Maintain focus on ROC metrics to maximise long term security holder value

Remain comfortable with market consensus EPS of 31.5c for FY07, +18% on FY06

MACQUARIE

Macquarie Goodman

Section 3 – Property Investment

MACQUARIE

Macquarie Goodman

Property Investment

Total Property Investments

→ Total property investment portfolio of $4.6 billion

INVESTMENT	$ BILLION
CORE PROPERTY	3.8
CORNERSTONES	0.7
WAREHOUSED ASSETS	0.1



Core Property Investments

→ Core Australian portfolio performed strongly across all metrics
  - → $41.5 million in new lease transactions secured – 14% of portfolio
  - → 3.0% increase in new lease net rentals – sound underlying market conditions
  - → 80% retention rate – in line with long term average
  - → 98% occupancy rate – in line with long term average
  - → 3.8% increase in revaluations – 7.9% weighted average portfolio cap rate
  - → 5.0 years weighted average lease term – in line with long term average

MACQUARIE

Macquarie Goodman

Property Investment

Cornerstone Investments

- → $0.7 billion in strategic cornerstone investing
  - → 6.7% average income yield
  - → 7.4% average annual return
  - → 13.4% average distribution growth
- → Cornerstone holdings largely represent 15% - 30% of equity of third party funds
  - → Strong long term investment and supplements direct real estate investment
  - → Alignment of interest with equity partners in managed fund platform
  - → Maintain strategic investments in new fund initiatives

Warehoused Investments

- → $0.1 billion in warehoused investments at balance date
- → Minimal current position following major transactions during the year
  - → Creation of MGHKWF - $0.5 billion
  - → Expansion of MGP - $0.2 billion
- → Continue strategy of short-term investments to seed new fund initiatives
  - → Approximately $0.4 billion of real estate currently under due diligence

Section 4 – Management Services

Macquarie Goodman

MACQUARIE

Macquarie Goodman

Management Services

Performance

- → Strong organic AUM growth of 35%
  - → Total AUM of $28.5 billion (up +310%)
- → Underlying AUM driven by growth in existing funds and new fund initiatives
- → Positive performance of European platform in first 6 months
  - → +16% growth in AUM since acquisition
- → Divisional EBIT margin of 49%
  - → Organic AUM growth to facilitate margin expansion
  - → Reinvestment into new opportunities to facilitate long term growth

Third Party Funds	June-05 AUD $billion	June-06 AUD $billion	Change AUD $billion	Change %	Comment
Existing Funds					
MGQ	4.7	4.2	(0.5)	(11)	Core MGQ portfolio disposals to third party funds
A-REIT	1.7	2.4	0.7	41	Acquisition of 28 on market properties
MGP	0.6	0.8	0.2	44	Acquisition of MGQ and on market properties
New Funds					
MGWF (AU)		1.2	1.2		Launched in December 2005 at $1.0 billion
MGHKWF		0.8	0.8		Launched April 2006
Sub Total	**7.0**	**9.4**	**2.4**	**35**	
Arlington Funds		19.1	19.1		Acquired December 2005
Total	**7.0**	**28.5**	**21.5**	**310**	

MACQUARIE

Macquarie Goodman

Management Services

Outlook

- Demand for well structured real estate investment funds remains positive
  - High quality property assets and future growth opportunities
  - Capable and aligned management
  - Managed financial risk
  - Consistency of asset and equity source
- Opportunities created from efficiency drives by international business space users
  - Operating efficiencies and market growth driving demand for new facilities globally
  - Capital efficiency providing sale and leaseback opportunities with key customers
- Launch of Pan European Logistics Fund in 1H FY07 – target size c.$500 million
- Investigating opportunity for further European fund initiatives
- Continue to focus on leading Asian markets for new fund initiatives
  - Customer led approach to mitigate risk
- Leverage off a global team of operational and capital market real estate specialists

MACQUARIE

Macquarie Goodman

Section 5 – Development

MACQUARIE

Macquarie Goodman

Development

Development Completions

- → Significant development completions during the year - $916 million*
  - → 8.5% weighted average yield on total project cost
  - → 6.7 years weighted average lease term
  - → 55% pre-committed
- → Mixture of developments between Group and third party managed funds
  - → 48% completed on balance sheet
  - → 52% completed for third party managed funds

MGQ Development Completions (net lettable area)



600 SQM
500
400
300
200
100
0
2003
2004
2005
2006

* Includes Arlington but excludes Eurinpro operations

MACQUARIE

Macquarie Goodman

Development

Development Commitments and Workbook

- Substantial new development commitments of $1.6 billion* during the year
  - 8.1% weighted average yield
  - 7.6 years weighted average lease term
  - 56% pre-committed
- $2.5 billion of new product currently under development
  - 60% ($1.5 billion) under development in third party funds
- Geographically diversified development book mitigates risk
  - 56% Europe
  - 37% Australia/New Zealand

Work In Progress By Region	On Balance Sheet End Value $M	Third Party Funds End Value $M	Total End Value $M	Third Party Funds % of total
Australia/New Zealand	307	598	905	66
Asia	32	109	141	77
Europe	641	777	1,418	55
Total	**980**	**1,484**	**2,463**	**60**

* Includes Arlington but excludes Eurinpro operations

MACQUARIE

Macquarie Goodman

Development

Financial Performance

- → Opportunities to enhance ROC through the early transfer of investments into managed funds
- → ROC of 12% for Group development book

Development Outlook

- → Australia/New Zealand development market remains buoyant
- → Continue to investigate development opportunities throughout Asian markets
- → Fragmented European market remains a key opportunity
- → Customer service model is central to securing development opportunities
- → Development program underpins the integrated model
- → ROC increasing as European development platform comes on line

MACQUARIE

Macquarie Goodman

Section 6 – People

MACQUARIE

Macquarie Goodman

People

- → Expanded operating platform increased staff numbers by 600 taking the total to 850
  - → Located across 14 countries
- → Integration of Arlington and Eurinpro substantially complete
- → Key focus on local operatives in local markets to maximise competitive advantage and mitigate risks
- → Integration of staff across geographic regions to maximise knowledge sharing
- → Relocation of senior Australian staff to facilitate opportunities across European platform
  - → Corporate Services - Michael O'Sullivan & Global Customer Team – Craig Goodman

Region	Funds and Property Management	Development	Other	Total
Australia/New Zealand	83	70	145	298
Asia	35	6	141	182
Europe	113	137	120	370
Total	**231**	**213**	**406**	**850**

MACQUARIE

Macquarie Goodman

Section 7 – Recap

MACQUARIE

Macquarie Goodman

Recap

- Strong operational performance from all business units
- EPS and DPS targets achieved in line with management forecasts
  - EPS +11% for FY06
- Established a full service European platform
- Organic AUM up 35% underpinned by solid operational level performance of funds
- Total AUM of $28.5 billion provides significant scale and access to future equity partners
- Property Investments performing strongly
- Solid development workbook of $2.5 billion underpins future AUM growth
- Key objectives for FY07
  - Capitalise on strong share in Australia and New Zealand development markets
  - Customer led expansion through new Asian markets
  - Grow market share of European development opportunities
  - Launch of Pan European Logistics fund in 1H FY07
- Maintain earnings composition of >80% from stable sources

Remain comfortable with market consensus EPS of 31.5c for FY07, +18% on FY06

MACQUARIE

Macquarie Goodman

Section 8 - Appendices

MACQUARIE

Macquarie Goodman

Appendices

Contents

MACQUARIE

Macquarie Goodman

Total Income by Business Segment

for the year ended 30 June 2006

Category	Total $M	Gross Property Income $M	Management Income $M	Development income $M	Unrealised Gains on Investment Properties $M
Gross property income	**434.9**	434.9			
Net gain from fair value adjustment on investment properties:					
- realised (wholesale fund 70.0%)	**19.3**			19.3	
- unrealised	**94.2**				94.2
Net gain on disposal of investment properties	**39.3**			39.3	
Share of net results from equity accounted investments	**46.7**	22.5	13.6	1.8	8.8
Net gain on disposal of equity investments	**4.7**			4.7	
Funds management	**62.8**		62.8		
Property services	**9.4**		9.4		
Development management	**17.0**		17.0		
Distributions from listed investments	**8.7**	8.7			
Total revenue and other income	**737.0**	**466.1**	**102.8**	**65.1**	**103.0**

Total Income by Geographic Segment

for the year ended 30 June 2006

Category	Total $M	Australia $M	New Zealand $M	Asia $M	Europe $M
Gross Property Income*	**466.1**	425.8	16.4	20.3	3.6
Management Income	**102.8**	22.7	9.3	**6.2	64.8
Development income	**65.1**	54.9	8.5	1.0	0.7
Unrealised gains	**103.0**	95.1	7.0	0.9	-
Total	**737.0**	**598.5**	**41.1**	**28.3**	**69.1**

*Includes distributions from cornerstone investments

**Reflects the equity accounted net income brought to account for the year

MACQUARIE

Macquarie Goodman

MACQUARIE

Macquarie Goodman

Development Income Reconciliation

Transaction	1H FY06 Disposal Price $M	2H FY06 Disposal Price $M	FY06 Disposal Price $M
MGWF creation – Stabilised assets	762.0	-	762.0
MGWF creation – Development assets	267.6	-	267.6
MGWF – Other (December 2005)	39.2	-	39.2
HK property sale to MBL	292.5	-	292.5
Third Party	**23.0**	**-**	**23.0**
Sub Total	**1,384.3**	**-**	**1,384.3**
MGHKWF creation	-	538.5	538.5
MGP Sales	-	260.6	260.6
MGWF transactions			
ACI Portfolio (May 2006)	-	110.5*	110.5
Tranche 1 (May 2006)	-	37.3	37.3
Tranche 2 (June 2006)	-	69.4	69.4
Third Party	-	158.2	158.2
Sub Total	**-**	**1,174.5**	**1,174.5**
Gross Proceeds	**1,384.3**	**1,174.5**	**2,558.8**
Profits Recognised	**30.1**	**35.0**	**65.1**

* Includes $8.5 million of realised profit from stabilised investment property

Reconciliation to PDS



2005
JUL AUG SEP OCT NOV DEC
2006
JAN FEB MAR APR MAY JUN
Major transactional variances from PDS
HONG KONG ACQUISITIONS
HONG KONG SALES
MGWF CREATED
ARLINGTON
SALES TO MGW
SALES TO MGP
MGHKWF CREATED
EURINPRO
OTHER ASSET SALES
DRP
REPS

Guidance FY06	4/05 PDS	Management Presentation	Management Presentation
EPS ¢	25.8	26.7	26.7
DPS ¢	27.5	27.5	27.5
Major Assumptions	• Acquisitions $0.4b held on balance sheet • Development completions $0.4b held on balance sheet • Disposals $0.1b to realise $20m of gains from sale • DRP organic take up and equity issue $0.3b • No REPS conversion • No MGWF in forecast • No MGHKWF in forecast • No asset sales to MGP • No distribution of unrealised development profits • Contained $23.5m distribution of "MGM eliminations" transferred from reserves creating EPS/DPS gap • Implied gearing c38%	• Arlington acquisition added annual EBIT of £19.1m • UK denominated debt funded • No further transfer from reserves to cover "MGM eliminations" from 2H FY06 • Revised EPS guidance up implying 27.5cps annualised EPS and DPS	• Re-affirmed FY06 guidance • Added 112m new securities
Reported		Reported on 1H FY06 earnings in March 06	Reported August 06
EPS ¢		12.9	26.7
DPS ¢		13.8	27.5

MACQUARIE

Macquarie Goodman

Key Balance Sheet Impact of AIFRS

Net Tangible Asset Reconciliation	$M	$M	Per Security*
Net assets as at 30 June 2005 (Previous AGAAP)		3,093.1	1.96
AIFRS adjustments			
Deferred tax	(12.7)		
Employee Security Acquisition Plan (ESAP)	(19.6)		
Deferred leasing costs and incentives	(6.1)		
Other	(2.4)	(40.8)	(0.03)
Net assets at 30 June 2005 under AIFRS		**3,052.3**	**1.93**
AIFRS financial instruments adjustment at 1 July (AASB 132 and AASB 139)			
Adjusted for RePS on 1 July (treated as debt under AIFRS)		(51.0)	(0.03)
Adjusted for fair value of derivatives and borrowing costs		(14.9)	(0.01)
Net assets at 1 July under AIFRS		**2,986.4**	**1.89**

* Calculated on 1,435.8 securities

MACQUARIE

Macquarie Goodman

Movement in Net Assets

Net Tangible Asset Reconciliation	$M	$M	Per Security*
Net assets at 1 July under AIFRS		2,986.4	1.89
Less: Minority interests		(18.2)	0.01
Net assets attributable to security holders		**2,968.2**	**1.88**
Revaluation of non-current investments during the year			
Revaluation of investments properties in associates	8.8		
Revaluation of investment properties	94.2	103.0	0.07
Revaluation of investments (incl A-REIT)		15.1	0.01
Movements in equity			
Equity issues (DRP and RePS conversion, net of issue costs, effect of ESAP, and minority interests)		852.0	0.53
Other			
Transfer from reserves (EPS/DPS gap, Pari Passu, other AIFRS adjustments)		(6.5)	-
Actuarial gains on defined benefit fund		2.7	-
Change in fair value of derivatives and foreign exchange losses		15.9	0.01
Share of profit attributable to minority interest		(0.2)	-
Net assets attributable to security holders at 30 June 2006		**3,950.2**	**2.50**
Less Intangibles (Arlington, Eurinpro, MGP)		(1,185.6)	(0.75)
Net tangible assets at 30 June 2006		**2,764.6**	**1.75**

* Calculated on 1,577.9 million securities being closing securities on issue of 1,608.8 million less 30.9 million securities related to ESAP

MACQUARIE

Macquarie Goodman

Financial Position

→ Headline gearing of 32.2%

→ Conservative balance sheet allocation to off shore operations

As at 30 June 2006	Australia $M	New Zealand $M	Asia $M	UK/ Europe $M	Total $M
Investment properties	3,988.4	180.9	20.7	0.0	4,190.0
Investments in managed funds	189.3	155.0	233.5	119.8	697.6
Other assets*	192.2	35.4	71.8	1,566.2	1,865.6
Total assets	**4,369.9**	**371.3**	**326.0**	**1,686.0**	**6,753.2**
Interest bearing liabilities	888.0	277.5	263.4	743.4	2,172.3
Other liabilities	177.3	44.7	19.5	368.1	609.6
Total liabilities	**1,065.3**	**322.2**	**282.9**	**1,111.5**	**2,781.9**
Net assets	**3,304.6**	**49.1**	**43.1**	**574.5**	**3,971.3**
Gearing					**32.2%**

* Other assets include intangibles of $1,185.6m

MACQUARIE

Macquarie Goodman

Capital Management

Summary

- New equity raised during the year including
  - Distribution reinvestment plan ("DRP") – $339.3 million
  - RePs conversion - $74.1 million
  - Institutional placement of $321.7 million
  - Equity issue to vendor of Eurinpro $170.8 million
- Total group borrowings at $2,172 million with gearing conservatively at 32.2%.
- Interest Cover of 3.5 times
- Interest rates are hedged to 81% over the next 12 months at 4.83% with a weighted average maturity of 7.2 years
- Offshore operations are predominately debt funded in the local currency, reducing the need for derivatives.

MACQUARIE

Macquarie Goodman

Capital Management (cont.)

Equity

- → $936 million in new equity issued during the year
- → Closing number of securities on issue 1,608.8 million*
- → Market capitalisation of 9,652.8 million at a $6.00 security price

	Securities Issued	$M
DRP and other	76,755,054	341.1
Conversion of RePS	30,537,580	110.0
Equity issue to vendor of Eurinpro	33,483,220	170.8
Institutional Placement	63,079,094	321.7
Less issue costs	-	(8.0)
Sub Total	**203,854,948**	**935.6**
Effect of ESAP securities	(22,232,875)	(110.2)
Total	**181,622,073**	**825.4**

* Includes 30.9 million of ESAP securities

Capital Management (cont.)

Debt Management

→ Current Debt Platform

- → Refinancing of Australian bank debt facilities completed in July 2005 with a A$1.4 billion Syndicated Multi Currency facility
- → $603 million of CMBS maturing in November 2006

Funding Diversification

FUNDING	%
SMCF – SECURED	36
REPS	2
CMBS – SECURED	28
OVERSEAS – SECURED	34



Currency Mix

CURRENCY	%
USD	1
HKD	5
GBP	6
SGD	7
NZD	13
EURO	28
AUD	40



Macquarie Goodman

MACQUARIE

MACQUARIE

Macquarie Goodman

Capital Management (cont.)

Debt Management

- **Gearing**
  - Total interest bearing liabilities of $2,172 million
  - Target range of 35% - 40%
  - Group gearing of 32.2%

- **Interest Cover**
  - EBITDA to total interest expense of 3.5 times

- **Interest rate**
  - Interest rates are hedged to 81% over next 12 months
  - Weighted average hedge rate of 4.83%

    AUD – 5.99%

    NZD – 6.70%

    SGD – 3.58%

    HKD – 4.98%

    GBP – 4.69%

    Euro – 3.82%
  - Weighted average maturity of 7.2 years.

Macquarie Goodman

Capital Management (cont.)

Interest Rate Hedging Profile


2,500 $M
2,000
1,500
1,000
5,00
0
% 6
5
4
3
2
1
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Capital Management (cont.)

Risk Management

→ Capital Hedging

- → The Group, where practical, will fund its international commitments and investments in the local foreign currency.
- → Cross Currency Swaps will be considered on a case by case basis as required.

→ Foreign sourced income

- → Foreign currency exposures in GBP, Euro, NZD, SGD, HKD and USD from the the Group's investments in direct property, cornerstone investments and management companies.
- → The Risk Management Policy for the Group allows for foreign currency hedging to a minimum of 95% of forecast foreign cash flows for a minimum of 3 years.

→ Interest rate

- → Board approved strategy adopting maximum and minimum ranges as outlined in the table below:

	<1Yr	1-2 Yrs	2-3 Yrs	3-4 Yrs	4-5 Yrs	5-6 Yrs	6-7 Yrs	7-8 Yrs	8-9 Yrs	9-10 Yrs
MAX %	100	90	90	80	70	50	50	20	20	20
MIN %	60	50	50	40	20	0	0	0	0	0

MACQUARIE

Macquarie Goodman

Property Investment

- → 86 properties with a total value of $3.8 billion located across key Australian markets
- → Intensive management and buoyant market conditions delivering strong underlying performance
  - → 368,248 sqm ($41.5 million net annual rental) of existing space leased
  - → Customer retention of 80%
  - → Average increases of 3.0% on passing rentals
- → Average valuation cap rate of 7.9%
- → 98% occupancy and a weighted average lease expiry of 5.0 years
- → Revaluations adding $113.5 million in value for the 12 months

Geographic Diversification

STATE	%
OTHER	2
QUEENSLAND	2
VICTORIA	14
NEW SOUTH WALES	82



Asset Class Diversification

ASSET CLASS	%
BUSINESS PARK	30
SUBURBAN OFFICE	2
INDUSTRIAL ESTATE	20
WAREHOUSE/DISTRIBUTION	23
OFFICE PARK	25



MACQUARIE

Macquarie Goodman

Property Investment (cont.)

Occupancy and Lease Expiry

- → Positive performance in most regions
- → WALE of 5.0 years – in line with historical average
- → Occupancy maintained at 98%

Region	% of Portfolio	WALE Dec 2005 YEARS	WALE June 2006 YEARS	Occupancy Dec 2005 %	Occupancy June 2006 %
Sydney South	16	4.2	4.1	99	99
Sydney West	23	4.1	4.8	99	97
Sydney Outer West	18	6.4	6.0	100	99
Sydney North	23	4.7	4.5	96	97
Victoria	14	6.1	5.6	98	99
Queensland	4	4.8	5.0	100	100
Other	2	7.0	6.1	100	100
Total	**100**	**5.1**	**5.0**	**98**	**98**

MACQUARIE

Macquarie Goodman

Property Investment (cont.)

Leasing Deals

- → Leased 368,248 sqm of existing space (14% of the portfolio)
- → $41.5 million net annual rental
- → Average lease term on new deals of 4.5 years
- → Average rental increases of 3.0% on new lease transactions

Region	Area SQM	Net Annual Rental $M	Average Lease Term YEARS	Increase on Passing Rental %
Sydney South	33,633	4.4	4.2	15.0
Sydney West	142,317	15.6	4.0	2.0
Sydney Outer West	65,228	5.5	3.8	1.5
Sydney North	53,605	10.7	6.3	1.0
Victoria	53,155	3.6	4.1	1.8
South Australia	11,986	0.6	1.0	-
Queensland	8,324	1.1	3.0	2.3
Total	**368,248**	**41.5**	**4.5**	**3.0**

MACQUARIE

Macquarie Goodman

Property Investment (cont.)

Customer Retention

→ Solid retention in all key regions:

  → 80% for the year

  → 82% rolling three years

  → 80% rolling four years

Region	Expiry in period %	Retention rate %
Sydney South	21	89
Sydney West	30	78
Sydney Outer West	16	82
Sydney North	21	89
Victoria	8	93
Queensland	4	48
Total	**100**	**80**

MACQUARIE

Macquarie Goodman

Property Investment (cont.)

Weighted Average Lease Expiry*

→ Stable lease expiry profile

→ 38% of income expiring beyond five years



45 %
40
35
30
25
20
15
10
5
0
<1
1–2
2–3
3–4
4–5
>5

*Calculated on Net Annual Rental

Property Investment (cont.)

Expiry Profile

→ Manageable lease expiry profile over the next 12 months

Region	% of portfolio net income expired in the 12 months to June 2006	% of portfolio net income expiring in the 12 months to June 2007
Sydney South	2.3	3.4
Sydney West	4.3	2.6
Sydney Outer West	2.8	1.7
Sydney North	3.4	2.0
Victoria	1.5	2.2
Queensland	0.5	0.3
Other	n/a	0.3
Total	**14.8**	**12.5**

MACQUARIE

Macquarie Goodman

Property Investment (cont.)

Property Revaluations

- → $3.0 billion of properties revalued for year ended 30 June 2006
- → 3.8% increase over previous book values
- → Solid increases in Victoria and Queensland
- → Revalued portfolio weighted average capitalisation rate of 7.7%
- → MGQ portfolio weighted average capitalisation rate of 7.9%

Region	Book Value $M	Valuation $M	Value Addition $M	Increase %	Weighted Cap Rate on Revalued Portfolio %
New South Wales	2,299.8	2,372.7	72.9	3.2	7.6
Victoria	500.4	525.4	25.0	5.0	7.9
Queensland	118.5	130.0	11.5	9.7	8.4
Other	71.4	75.5	4.1	5.7	7.3
Total	**2,990.1**	**3,103.6**	**113.5**	**3.8**	**7.7**

MACQUARIE

Macquarie Goodman

Cornerstone Investments

- → MGQ holds strategic cornerstone investments in third party managed funds
- → Provides alignment of interests between MGQ and investors
- → Supplements direct investment income
- → Total investment of $677 million (up 68% from FY05)
- → Strong performance from investments in 2006:
  - → Average Income Return 6.7%
  - → Average Total Return 7.4%
  - → Average DPU growth of 13.4%

		MGP	A-REIT	MGWF	MGHKWF	Arlington Funds
MGQ Investment	A$M	155	132	189	102	99
Cornerstone Share	%	29	7	30	17	Various
DPU growth FY06*	%	6.0	22.2	N/A	N/A	N/A
FY06 Yield**	%	8.9	6.2	7.8	6.4	2.5 – 3.0
Total Return – FY06*	%	11.3	(9.4)	12.7	11.1	10.0 – 11.0

*Annualised, market based

**Annualised, based on opening security value

MACQUARIE

Macquarie Goodman

Management Services

Performance

- → Solid operational results for all key funds
  - → Strength of full suite and in house service offering
  - → Active asset management delivering underlying property performance

Fund	Occupancy %	WALE YEARS	Retention %
A-REIT	95	6.7	65
MGP	98	5.6	87
MGWF	99	8.3	88
MGHKWF	99	2.3	84
ABPP (UK)	94	13.3	N/A

- → Financial objectives have been met for all key funds
- → Long term performance to be delivered by
  - → Ability to leverage on a global team of operational and capital market real estate specialists
  - → Application of the customer service model
  - → Commitment by the Group to sponsor existing and new products
  - → Opportunity to source new investments from the Group

MACQUARIE

Macquarie Goodman

Funds Management

Overview

- → Management of third party funds on behalf of investors
- → Total assets under management of $28.5 billion
- → Diversified across public and private markets in Australia, New Zealand, Hong Kong, Singapore, UK and Europe

REGION	$ BILLION
NEW ZEALAND	0.8
SINGAPORE	2.4
HONG KONG	0.8
EUROPE	19.1
AUSTRALIA	5.4



Funds Management (cont.)

Australia – Macquarie Goodman Wholesale Fund

- → Launched November 2005 with initial portfolio of $1.0 billion, increasing to $1.2 billion as at June 2006
- → Assets sourced from stabilised MGQ portfolio, development activities and on market acquisitions
- → Wholesale investor appetite is strong and returns are healthy
- → MGQ's high quality development opportunities are typically suitable for MGWF
- → MGWF holds some development land in its own right providing an internal development pipeline
- → Gearing remains in line with the preferred range of 30% to 40% at 33% ($0.6 billion equity call in December 2006)

MACQUARIE

Macquarie Goodman

Funds Management (cont.)

New Zealand - MGP*

- → Critical market coverage:
  - → Total assets of $0.8 billion and market capitalisation of $0.5 billion
  - → 2nd largest LPT in New Zealand, top 25 entity on NZX
- → $286 million of acquisitions throughout the year
  - → $260 million from MGQ in March 2006
- → Strong financial position with gearing at 30.8% (lower end of target range)
- → Significant development pipeline to provide significant portfolio growth
  - → $64 million in development projects currently underway
  - → 1.3 million sqm of developable land available for pipeline



1,000 $M
TOTAL ASSETS
800
600
400
200
0
2003
2004
2005
2006

* Reflects FY06 period for the respective vehicle.

Funds Management (cont.)

Singapore - A-REIT*

- → Market capitalisation of $2.4 billion
- → 2nd largest REIT in Singapore, top 50 entity on the SGX-ST
- → Assets under management of $2.4 billion
  - → Acquired 28 properties for $543 million
  - → Commenced development pipeline with two pre-committed warehouse projects providing $109 million of new product.
- → Acquisition capacity through strong balance sheet position
  - → Gearing at 36.9% within target range



3000 $M
TOTAL ASSETS
2500
2000
1500
1000
500
0
2002
2003
2004
2005
2006

*MGQ holds 40% interest in the Ascendas-MGM JV sharing Fund Management, performance fees and acquisition fees. Period represents A-REIT results for FY06

MACQUARIE

Macquarie Goodman

Funds Management (cont.)

Hong Kong – Macquarie Goodman Wholesale Fund

- → Full service business capability including Funds Management, Property Services and Development Management.
- → Launched MGHKWF in April 2006 with initial portfolio of HK$4.8billion
  - → Strong investor demand
  - → High quality assets in key industrial locations
- → As at June 2006, the Fund had commitments that take the portfolio to HK$5.1bn in assets (taking gearing to 36% which is within the 35% to 40% preferred band).
- → Property market conditions buoyant and returns are on track.

MACQUARIE

Macquarie Goodman

Funds Management (cont.)

United Kingdom and Europe - Arlington

- → Acquired December 2005 with £6.7 billion of FUM
  - → Focused Funds £2.6 billion and Direct Mandates £4.1 billion
- → As at June 2006 total FUM was £7.8 billion up 16% in 7 months
  - → Focused Funds £2.6 billion and Direct Mandates £5.2 billion
- → Property market conditions robust
- → Investor demand strong
- → European Logistics Fund will be major offering next half
- → Internal asset creation capability should provide scope for growth

MACQUARIE

Macquarie Goodman

Property Development

Completed Developments

→ 511,999 sqm of projects completed across all groups in the period

→ End value of $916 million

→ 8.5% initial yield on total project cost

→ Weighted average lease term of 6.7 years

Region	Area SQM	Initial Yield %	Est. End Value $M	% of Total Developments	WALT YEARS
MGQ (Australia)	249,281	8.1	441.3	48	9.5
MG Wholesale (Australia)	36,459	8.8	38.9	4	6.8
MGP (New Zealand)	180,152	8.7	227.4	25	7.3
MG Funds (Europe)*	46,107	9.0	207.9	23	-
TOTAL	**511,999**	**8.5**	**915.5**	**100**	**6.7**

* Includes Arlington but excludes Eurinpro operations

MACQUARIE

Macquarie Goodman

Property Development (cont.)

Committed Developments

- → $1.6 billion of new commitments secured across all groups at an initial yield of 8.1% with an average lease term of 7.6 years
  - → 56% pre-committed (majority of uncommitted space in UK funds)
  - → 81% of development projects secured for third party managed funds
  - → Significant pipeline of growth for both MGQ and third party managed funds

Committed Developments	Area SQM	Est. End Value $M	% of Total Developments	WALT YEARS
MGQ (Australia)	128,042	229.0	14	10.7
MG Wholesale (Australia)	205,018	351.1	22	15.4
MGQ (New Zealand)	56,835	51.3	3	9.0
MGP (New Zealand)	69,426	58.7	4	9.3
MGQ (Asia)	35,605	31.7	2	5.0
A-REIT (Asia)	69,000	108.8	7	19.8
MG Funds (Europe)*	134,376	777.0	48	2.3
TOTAL	**698,302**	**1,607.6**	**100**	**7.6**

* Includes Arlington but excludes Eurinpro operations

Property Development (cont.)

Development Work in Progress

→ 1,435,498 sqm of development product over 55 properties currently underway

→ Estimated end value of $2.5 billion with an averaged initial yield of 8.5% and 7.1 year weighted average lease term

→ $1,484 million (60%) under development for third party funds

Region	Area SQM	Est. End Value $M	% of Total Developments	WALT YEARS
MGQ (Australia)	137,837	250.3	10	10.2
MG Wholesale (Australia)	317,143	534.5	22	16.5
MGQ (New Zealand)	64,759	56.2	2	9.1
MGP (New Zealand)	77,350	63.5	3	9.3
MGQ (Asia)	35,605	31.7	1	5.0
A-REIT (Asia)	69,000	108.8	4	19.8
MG Funds (Europe)	134,376	777.0	32	2.4
MGQ (Europe)	599,428	641.2	26	4.5
TOTAL	**1,435,498**	**2,463.2**	**100**	**7.1**

MACQUARIE

Macquarie Goodman

Property Development (cont.)

Development Pipeline – MGQ Balance Sheet

- → 3.4 million sqm of developable land
  - → Continue to provide high quality investment product for both MGQ and third party managed funds
  - → Ability to provide "off-market" organic growth for third party funds management activities
  - → Strategically located in key development locations to meet current and future expected demand

MGQ Development Pipeline

REGION	%
QUEENSLAND	3
SOUTH AUSTRALIA	5
NEW SOUTH WALES	21
VICTORIA	33
NEW ZEALAND	38



Sydney Development Pipeline

REGION	%
SYDNEY OUTER WEST	16
SOUTH SYDNEY	2
SYDNEY NORTH	6
SYDNEY WEST	76



MACQUARIE

Macquarie Goodman

Property Development (cont.)

Development Pipeline – MGQ Balance Sheet

→ 3.4 million square metres of developable land in the portfolio

Region	Total Site Area SQM	Committed Area SQM	Committed Area as % of Total Area	Remaining Area SQM	% of Land Bank
Sydney South	77,033	60,128	78	16,905	1
Sydney West	1,247,974	696,736	56	551,238	17
Sydney Outer West	828,330	711,678	86	116,652	3
Sydney North	93,205	50,722	54	42,483	1
Victoria	2,154,109	1,015,630	47	1,138,479	33
South Australia	176,670	-	-	176,670	5
Queensland	188,146	82,699	44	105,447	3
Auckland	1,845,609	564,740	31	1,280,869	37
Total	**6,611,076**	**3,182,333**	**48**	**3,428,743**	**100**

MACQUARIE

Macquarie Goodman

Acquisitions and Disposals

Acquisitions

- → $1,042 million in acquisitions for the year
  - → $545 million in Asia
  - → $182 million in Europe

Disposals

- → $2,559 million in disposals for the year
  - → $1,378 million in Australian
    - → $1,286 million to Australian Wholesale Fund
  - → $831 million in Hong Kong for creation of Wholesale Fund

Region	Acquisitions $M	Disposals $M
Australia	192	1,378
New Zealand	123	261
Asia	545	831
Europe	182	89
Total	**1,042**	**2,559**

Customer Base

Top 20 MGQ Customers (by net income)


COLES
TOLL
T-MOBILE
SINGTEL
DEUTSHE POST WORLD NET - DHL/EXEL
KPN TELECOM
C&P
TNT
UNILEVER
WOOLWORTHS
LINFOX
BRAMBLES AUSTRALIA
NATS (EN ROUTE) PIC
HEWLETT-PACKARD
HAYS LOGISTICS
ACI
VODAFONE
CSC AUSTRALIA
TECHNICOLOR NETWORK SERVICES
METCASH
$M 0 5 10 15 20 25 30 35

MACQUARIE

Macquarie Goodman

Geographic Coverage

→ Total industrial and business space assets under management of $18.9 billion



Region	Assets	Properties	People
EUROPE AND UNITED KINGDOM	$9.5 b	301	370
HONG KONG/CHINA	$0.8 b	8	162
SINGAPORE	$2.4 b	67	20
AUSTRALIA	$5.4 b	132	251
NEW ZEALAND	$0.8 b	28	47
	$18.9 b	536	850

MACQUARIE

Macquarie Goodman

Thank you

Disclaimer
This presentation for the year ended 30 June 2006 has been prepared by Macquarie Goodman Group (Macquarie Goodman Management Limited ABN 69 000 123 071 and its controlled entities; Macquarie Goodman Funds Management Limited ABN 48 067 796 641; AFSL Number 223621, collectively "Macquarie Goodman Group" or the "Group"). The information in this presentation is general information only. It is not intended as investment or financial advice and must not be relied upon as such. You should obtain independent professional advice prior to making any decision relating to your investment or financial needs. This presentation is not an offer or invitation for subscription or purchase of securities or other financial products. Past performance is no indication of future performance. All values are expressed in Australian currency unless otherwise stated. August 2006



Macquarie Goodman

MACQUARIE

ASX Release – Macquarie Goodman Group ("Macquarie Goodman" or "the Group")

Macquarie Goodman achieves $500 million net profit

Date: 21 August 2006
Release: Immediate

Macquarie Goodman is pleased to announce its results for the year ended 30 June 2006, recording a net profit after tax of $500.3 million with operating earnings representing 26.7 cents per security and distributions of 27.5 cents per security, in line with recent forecasts.

Key achievements recorded during the year included:
→ delivering 11% growth in Earnings Per Security ("EPS");
→ growing Assets Under Management ("AUM") to $28.5 billion;
→ attracting new development commitments totalling $1.6 billion;
→ maintaining the performance of the core property investment base with 3% growth achieved on new lease transactions;
→ maintaining gearing of 32.2% which is below the target range of 35% to 40%;
→ achieved a total securityholder return of 55%; and
→ positioning the Group to deliver strong growth (consensus forecast of 18% EPS increase to 31.5 cents per security for the 2007 financial year).

Chief Executive Officer, Gregory Goodman said 2006 was a formative year.

"We have laid the foundation for growth by taking our integrated approach into new Asian markets and Europe. Through the acquisition of Arlington Securities Plc ("Arlington") and Eurinpro International SA ("Eurinpro") we have established a platform for development and management that is akin to our Australian existing operations. The interaction between these business units provides us with many strategic and financial advantages.

Our development workbook now stands at $2.5 billion which provides our securityholders and our equity partners in third party funds, opportunities to acquire high grade real estate. Further, it enables us to provide our property customers with a full service offering and a long term relationship.

Importantly, we have achieved our expansion whilst delivering strong operating results and meeting our key financial targets."

Mr Goodman added, "We remain comfortable with market consensus forecast for EPS of 31.5 cents for the year ending 30 June 2007, representing an 18% increase on the 2006 result. We will continue to target 80% of earnings to come from secure sources such as property investment and management. We have significant balance sheet capacity to facilitate further growth but expect to maintain a focus on efficient uses of capital and still maintain prudent gearing ratios."

The attached Appendix 4E – Preliminary Final Report contains financial information which has been audited by KPMG and contains the "Results for announcement to the market" for the year ended 30 June 2006.

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

Property Investment

The Group finished the year with a total property investment portfolio valued at $4.6 billion in a combination of direct, cornerstone and warehoused investments.

Macquarie Goodman's Australian activities continue as the foundation of the business and underpin its financial security with the total property investment portfolio contributing 77% of earnings before interest and tax.

The core Australian portfolio, which now stands at 86 properties valued at $3.8 billion, experienced solid growth on a "like for like" basis. This was achieved with 368,248 sqm of space leased converting to $41.5 million in rent per annum and achieving 3.0% increase on passing rentals.

Other key highlights from the direct property investment portfolio include:
- → 98% occupancy rate;
- → 80% retention rate;
- → 5.0 years weighted average lease term; and
- → 3.8% increase in revaluations resulting in a 7.9% weighted average Macquarie Goodman portfolio capitalisation rate.

Mr Goodman explained, "Although market conditions have been buoyant, these strong figures confirmed the effectiveness of our integrated approach. The results have been achieved despite the sale of quality assets from our portfolio into our managed funds."

Distributions from the $0.7 billion strategic cornerstone investments in the Group's New Zealand and Singapore listed property funds and Australian, Hong Kong and European wholesale funds are expected to provide a strong long-term investment and supplement direct real estate investment. The Group's cornerstone investment in the third party funds assist in aligning the interests of all stakeholders.

Following the creation of the Hong Kong wholesale fund, $0.1 billion in warehoused short-term investments to seed new fund initiatives remain on the Group's balance sheet. As a result, approximately $1 billion of current capacity exists enabling the Group to continue to conduct this value add activity. The Group currently has approximately $400 million of real estate opportunities under due diligence.

Management Services

Macquarie Goodman's total AUM increased by 310% to $28.5 billion in June. This growth was primarily as a result of the acquisition of Arlington in December 2005. In addition, it was assisted by 35% growth in the Group's continuing operations, which included the establishment of wholesale funds in Australia and Hong Kong.

The UK funds management platform has performed solidly since acquisition recording a 16% increase in AUM and met financial expectations.

Commenting on the outlook, Mr Goodman said, "We are on track to launch the proposed $500 million Pan European logistics fund this year. The establishment of this fund represents a major initiative for the Group as it brings together the balance sheet, the UK management capability and the recently acquired European logistics development capabilities of Eurinpro."

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

The Group's listed property trusts in New Zealand and Singapore recorded outstanding results which underpin the ongoing viability of its operations. The following key achievements were recorded:

New Zealand - Macquarie Goodman Property Trust*
→ Acquired nine properties totalling $285.6 million;
→ Increased total assets by 91.9% to over $0.8 billion (on completion of developments);
→ Ranked as the second largest listed property trust and one of the top 25 entities on the New Zealand Exchange; and
→ Projected 3.4% increase in distributions for the next financial year.

Singapore - Ascendas Real Estate Investment Trust*
→ 76% increase in gross revenue;
→ Acquired 28 properties for a total consideration of $543.0 million;
→ $2.4 billion total assets under management; and
→ 22.2% increase in distributions.

* The figures for the New Zealand and Singapore listed property funds are as at their year end of 31 March 2006.

Importantly, the financial gearing ratios of the key funds remain comfortable providing them with the capacity to take advantage of opportunities as they arise as well as maintaining prudent financial risk profiles.

Development

Macquarie Goodman's development business continues to progress with the completion of $916 million worth of development projects at an initial yield of 8.5% and an average lease term of 6.7 years.

A further $1.6 billion in new lease commitments were secured for both the Group itself and its managed funds. These assets will provide an initial yield of 8.1% and an average lease term of 7.6 years.

Mr Goodman said, "The level of development work undertaken by the Group, together with the level of repeat business secured with our key customers, highlights the strength of the Customer Service Model."

The Group's sizeable landbank and capability enables it to accommodate the needs of existing and prospective customers.

Mr Goodman added, "The development programme is a critical function in the long term growth of the business. This programme, which currently has $2.5 billion of works in progress, provides the Group and its partners in the third party managed funds access to a suite of blue chip investment opportunities in a market where securing value add investments is becoming increasingly difficult."

Looking forward, equity partnering provides the opportunity to enhance return on capital through the ability to share land holdings and the early transfer of investments into third party managed funds.

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

Outlook

Macquarie Goodman believes that the ongoing demand for efficient real estate by global customers will underpin demand for its owned and managed properties as well as opportunity for its global development business.

Macquarie Goodman also believes that its ability to manage and develop property provides it with significant comparative advantages in relation to servicing a third party funds management operation. Demand for well managed funds is also expected to continue as real estate capital markets evolve around the world to meet the demands of property investors.

The Group remains comfortable with the market consensus EPS of 31.5 cents for the year ending 30 June 2007, representing an 18% increase on 30 June 2006. The Group is well positioned to maintain its earnings composition, generating over 80% of its earnings from stable sources. The establishment of the European platform and the expansion of the Asian operations provide a level of geographic diversity that assists in its ability to manage risk.

Mr Goodman concluded, "We will continue to utilise our balance sheet capacity to seek new growth opportunities whilst remaining focussed on efficient capital management strategies. We have positioned the Group to expand into markets where our core strengths in property investment, services, development and capital management can be successfully deployed, to maximise return on investment and manage the risks to all stakeholders."

--- Ends ---

For further information, please contact Macquarie Goodman:

Mr Gregory Goodman
Chief Executive Officer
Tel: (61 2) 9230 7400

asx release

APPENDIX 4E
MACQUARIE GOODMAN MANAGEMENT LIMITED
RESULTS FOR ANNOUNCEMENT TO THE MARKET

The Appendix 4E contains financial information which has been audited by KPMG.

Highlights of results	30 June 06	30 June 05	Change %
Revenue from ordinary activities ($M)	737.0	256.7	187.1
Net profit attributable to Securityholders/Shareholders ($M)	500.1	66.7	649.8
Basic earnings per security/share (cents)	34.6	9.9	249.5
Diluted earnings per security/share (cents)	34.1	9.5	258.9
Dividends paid or proposed per share (cents)	-	8.0	(100.0)
Distributions paid or proposed per security (cents)	27.50	20.95	31.3
Franked amount per security/share (cents)	-	1.35	(100.0)
Record date for determining entitlements to the distributions/dividends	30 Jun 06	30 Jun 05	
Date distribution/dividend is payable	23 Aug 06	19 Aug 05	
Total assets ($M)	6,753.2	5,142.4	31.3
Total liabilities ($M)	2,781.9	2,090.1	33.1
Net assets ($M)	3,971.3	3,052.3	30.1
Net tangible assets per security/share (cents)	171.84	211.9	(18.9)
Total borrowings to equity ratio (%)	54.7	61.0	(10.4)
Contributed equity ($M)	3,781.6	2,956.2	27.9
Security/share price ($)	6.00	4.08	47.1
Number of securities/shares on issue (M)	1,608.8	1,405.0	14.6
Market capitalisation ($M)	9,652.8	5,732.4	68.4
Number of Securityholders/Shareholders	22,766	23,417	(2.8)

CONTENTS **PAGE**

The Directors of Macquarie Goodman Management Limited ("Company" or "Parent Entity") present their Directors' Report on the Consolidated Entity consisting of the Company and the entities it controlled ("Macquarie Goodman" or "Consolidated Entity") at the end of, or during, the year ended 30 June 2006 ("year") and the audit report thereon.

DIRECTORS

The Directors of the Company at any time during or since the end of the year are:

Director	Appointment date
Mr David Clarke, AO (Chairman)	26 October 2000
Dr David Teplitzky (Independent Deputy Chairman)	21 November 1990
Mr Gregory Goodman (Chief Executive Officer)	7 August 1998
Mr Ian Ferrier, AM (Independent Director)	1 September 2003
Mr Patrick Goodman (Non-Executive Director)	14 April 1998
Mr John Harkness (Independent Director)	23 February 2005
Mr James Hodgkinson (Non-Executive Director)	21 February 2003
Ms Anne Keating (Independent Director)	23 February 2005
Mr Jim Sloman, OAM (Independent Director)	1 February 2006
Mr Stephen Girdis (Alternate Director for Messrs David Clarke and James Hodgkinson)	21 February 2003
Mr Patrick Allaway (Non-Executive Director)	23 February 2005 (Resigned 18 November 2005)
Ms Lynn Wood (Independent Director)	23 February 2005 (Resigned 18 November 2005)

COMPANY SECRETARIES

The Company Secretaries at any time during or since the end of the year are:

- Ms Carolyn Scobie; and
- Mr Mark Alley.

Details of the Directors' and Company Secretaries' qualifications and experience are set out later in the Directors' Report.

DIRECTORS' MEETINGS

The number of Directors' meetings (including meetings of committees of Directors) and the number of meetings attended by each of the Directors of Macquarie Goodman during the year are:

	Board Meetings		Audit Committee Meetings		Remuneration and Nomination Committee Meetings		Risk and Compliance Committee Meetings	
Director	Held[1]	Attended	Held[1]	Attended	Held[1]	Attended	Held[1]	Attended
Mr David Clarke	14	14			3	3		
Dr David Teplitzky	14	13	5	5	3	3		
Mr Gregory Goodman	14	14			3	3	1	1
Mr Ian Ferrier	14	14	5	5	3	3		
Mr Patrick Goodman	14	14					3	3
Mr John Harkness	14	13					3	3
Mr James Hodgkinson	14	12	5	4				
Ms Anne Keating	14	14			3	3		
Mr Jim Sloman[2]	6	6					2	2
Mr Stephen Girdis (Alternate)	2	2						
Mr Patrick Allaway[3]	6	5						
Ms Lynn Wood[3]	6	6					2	2

[1] Reflects the number of meetings individuals were entitled to attend.
[2] Mr Jim Sloman was appointed on 1 February 2006.
[3] Mr Patrick Allaway and Ms Lynn Wood resigned on 18 November 2005.

REVIEW AND RESULTS OF OPERATIONS

The Financial Report for the year ended 30 June 2006 is prepared in accordance with Australian equivalents to International Financial Reporting Standards ("AIFRS").

Prior to the year ended 30 June 2006, the financial reports of the Consolidated Entity were prepared in accordance with previous Australian Generally Accepted Accounting Principles ("Previous GAAP"). In preparing the Consolidated Entity's Financial Report for the year ended 30 June 2006, certain accounting and valuation methods adopted under Previous GAAP have been amended to comply with AIFRS. With the exception of financial instruments, the comparative figures have been restated to reflect these adjustments. The Consolidated Entity has taken the exemption available under AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards to apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement only from 1 July 2005.

Reconciliations and descriptions of the effect of the transition from Previous GAAP to AIFRS are provided in note 37 to the financial statements.

PRINCIPAL ACTIVITIES

The principal activities of the Consolidated Entity during the course of the year were funds management, property services, development management and investment in directly and indirectly held industrial property.

The performance of the Consolidated Entity, as represented by the results of its operations for the year, was as follows:

	Consolidated	
	2006	2005
Revenue and other income ($M)	**737.0**	256.7
Profit attributable to Securityholders ($M)	**500.1**	66.7
Basic earnings/(loss) per Company share (¢)	**3.2**	(13.4)
Basic earnings per security (¢)	**34.6**	9.9
Dividends and distributions provided for or paid by Macquarie Goodman ($M)	**403.8**	193.9
Weighted average number of securities on issue (M)	**1,447.0**	676.4
Net assets ($M)	**3,971.3**	3,052.3
Number of securities on issue (M)	**1,608.8**	1,405.0
Net tangible assets per security ($)	**1.73**	2.17

DIVIDENDS AND DISTRIBUTIONS

The Company did not declare any dividends during the year ended 30 June 2006 or up to the date of this report (year ended 30 June 2005: $22.1 million).

Distributions declared by a controlled entity, Macquarie Goodman Industrial Trust ("MGI"), directly to Securityholders during the year are as follows:

Distributions from MGI – 2006	**Distribution cpu**	**Total amount $M**	**Date of payment**
Distributions for the quarters ended:			
– 30 September 2005	6.875	96.8	3 Nov 2005
– 31 December 2005	6.875	98.6	7 Feb 2005
– 31 March 2006	6.875	99.9	5 May 2006
– 30 June 2006	6.875	108.5	23 Aug 2006
Total distributions for the year ended 30 June 2006	**27.50**	**403.8**	

Distributions from MGI – 2005[(1)]			
Distributions for the quarters ended:			
– 31 March 2005	6.475	81.5	3 May 2005
– 30 June 2005	6.475	90.3	19 Aug 2005
Total distributions for the year ended 30 June 2005	**12.95**	**171.8**	

(1) Distributions prior to the date of stapling are not shown.

STATE OF AFFAIRS

Key changes in Macquarie Goodman's state of affairs during the year were as follows:

(a) Acquisition of Arlington Securities Plc ("Arlington")

Macquarie Goodman acquired Arlington, a property funds management business located in Europe, on 23 December 2005 for an enterprise value of $456.9 million. In addition, Macquarie Goodman acquired investments in Arlington managed funds for $87.2 million.

STATE OF AFFAIRS (CONTINUED)

(b) Launch of Macquarie Goodman Wholesale Fund ("MGW")

On 20 December 2005, Macquarie Goodman launched MGW. Macquarie Goodman held a 30.0% equity interest at 30 June 2006 and provides property management and other services to MGW. This transaction resulted in net cash inflows of $407.6 million to Macquarie Goodman from new equity issued to outside investors.

(c) Launch of Macquarie Goodman Hong Kong Wholesale Fund ("MGWHK")

On 7 April 2006, Macquarie Goodman launched MGWHK, a third party investment vehicle in Hong Kong. MGWHK had $877.2 million of assets as at 30 June 2006. Macquarie Goodman held a 16.8% interest at 30 June 2006 and provides property management and other services to in MGWHK.

(d) Acquisition of Eurinpro International SA ("Eurinpro")

Macquarie Goodman acquired Eurinpro, a property development business located in Europe, on 1 June 2006 for an enterprise value of $705.3 million.

In the opinion of the Directors, there were no other significant changes in the state of affairs of Macquarie Goodman that occurred during the year.

STRATEGY AND OUTLOOK

Looking forward, we will continue to strengthen our presence in Australia, New Zealand, Asia and Europe. The focus for these regions is to grow the third party funds management businesses and pursue yield-accretive properties that are well located and provide stability through the diversification of Macquarie Goodman's customer base and asset and geographic mix.

Likely developments in the near future include seeding a logistics fund in Europe in the first half of the 2007 financial year with a view to expanding Macquarie Goodman's third party funds management operations.

Further information as to other likely developments in the operations of the Consolidated Entity and the expected results of those operations in future years has not been included in the Financial Report because disclosure of the information would be likely to result in unreasonable prejudice to the Consolidated Entity.

OPTIONS GRANTED DURING THE YEAR

During or since the end of the year, the Company has not issued any options over unissued securities to its Directors. The following options over unissued securities were issued by the Company under the Executive Option Scheme to Executive Officers and other employees during the year:

Date granted	Expiry date	Exercise price $	Options issued
3 Nov 2005	30 Jun 2011	4.09	5,527,945
9 Dec 2005	31 Dec 2011	4.29	15,250,000
14 Jun 2006	31 Dec 2011	5.24	3,876,000
Total			**24,653,945**

UNISSUED SECURITIES UNDER OPTION

At the date of the Financial Report, unissued securities under option are:

Date granted	Expiry date	Exercise price $	Options issued
28 Oct 2003	28 Oct 2008	2.59	466,668
23 Jan 2004	23 Jan 2009	2.83	333,334
23 Jul 2004	23 Jul 2009	3.17	300,000
3 Nov 2005	30 Jun 2011	4.09	5,527,945
9 Dec 2005	31 Dec 2011	4.29	15,250,000
14 Jun 2006	31 Dec 2011	5.24	3,876,000

All options expire on the earlier of their expiry date or termination of the employee's employment. In addition, the ability to exercise the options is conditional on the Consolidated Entity achieving certain performance hurdles. The performance hurdle applicable to the above options issued under the Executive Option Plan requires compound annual growth in earnings per security of 12% or more since the end of the previously reported 12 month period immediately preceding the date of grant (as reported in the Annual Report or Half Yearly Report of the Consolidated Entity).

SECURITIES ISSUED ON EXERCISE OF OPTIONS

During or since the end of the year, Macquarie Goodman issued securities as a result of the exercise of options as follows:

Number of securities issued	Amount paid per security $
500,000	1.16
133,334	0.78
233,332	2.59
166,666	2.83

DIRECTORS' INTERESTS

The relevant interest of each Director in the issued capital of Macquarie Goodman as notified by the Directors to the Australian Stock Exchange Limited ("ASX") in accordance with section 205G(1) of the Corporations Act 2001, at the date of the Financial Report is as follows:

	Total securities held	Securities held through associated interests
Non-Executive		
Mr David Clarke	206,901	99,440
Dr David Teplitzky	2,061	-
Mr Ian Ferrier	1,656	-
Mr Patrick Goodman	127,198,228	127,198,228
Mr John Harkness	1,656	-
Mr James Hodgkinson	158,817	48,106
Ms Anne Keating	29,180	15,675
Mr Jim Sloman	215	-
Mr Stephen Girdis	1,105	1,105
Executive		
Mr Gregory Goodman	127,198,228	117,173,562

None of the Directors held any options over unissued securities at 30 June 2006.

REMUNERATION REPORT

Key management personnel have authority and responsibility for planning, directing and controlling the activities of Macquarie Goodman. Key management personnel include the five most highly remunerated directors and executives of Macquarie Goodman as defined under section 300A of the Corporations Act 2001. Key management personnel are not disclosed in respect of the Parent Entity as it did not have any employees at the end of the year or at any time during the year.

The Board, based on advice from the Remuneration and Nomination Committee, has developed policies dealing with the short, medium and long-term remuneration of Macquarie Goodman's employees. The role of the Remuneration and Nomination Committee and these policies are set out below.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee develops and makes recommendations to the Board regarding overall remuneration policy and specific remuneration arrangements applying to the Chief Executive Officer, senior executives and Directors. The Committee is also responsible for oversight of specific remuneration elements including the Short Term Incentive ("STI") bonus scheme, the Long Term Incentive ("LTI") scheme (Executive Option Plan and Employee Share Acquisition Plan ("ESAP")), superannuation entitlements, termination payments, gifts and the fringe benefits policy.

The members of the Remuneration and Nomination Committee during the year were:

(a) Mr David Clarke (Non-Executive Chairman);
(b) Dr David Teplitzky (Independent Member);
(c) Mr Gregory Goodman (Executive Member);
(d) Mr Ian Ferrier (Independent Member); and
(e) Ms Anne Keating (Independent Member).

The Remuneration and Nomination Committee meets as required to consider and recommend to the Board approaches to remuneration policy and specific arrangements for senior employees, Directors and general outcomes for the wider employee population. Decisions are made by the Committee during the year either at a meeting or via circular resolutions. The Committee has the resources and authority appropriate to discharge its duties and responsibilities. It is able to engage external professionals to advise on any relevant matters. The Committee members' attendance record is disclosed on page 3 of the Directors' Report.

Further information relating to the activities of the Committee is available on Macquarie Goodman's website.

Remuneration Policies

Overview of Remuneration Policies

The Board recognises that Macquarie Goodman's performance is dependent upon the quality of its people and the way they are organised, managed and motivated.

Remuneration levels are competitively set to attract and retain appropriately qualified and experienced Directors and senior executives. The Remuneration and Nomination Committee obtains independent advice on the appropriateness of remuneration, given remuneration market trends in comparative companies. Remuneration packages include a mix of fixed remuneration, short-term performance-based remuneration and equity-based remuneration. The remuneration structures explained below are designed to attract and retain suitably qualified candidates and are designed to align executive performance with the objective of increasing Macquarie Goodman's return on equity in the short and longer term.

To date Macquarie Goodman has adopted the practice of maintaining relatively low fixed remuneration components while providing proportionately higher short and long term incentive components when compared to the overall market. This has reflected the rapid growth and transaction based nature of the business over recent years. However, this mix is inconsistent with market practice amongst our peers.

With the recent acquisitions and initiatives outlined elsewhere in the Directors' Report there will be an increased focus on the operational management of the business and a requirement for many senior executives to apply their skills to operational rather than transactional activities. Going forward, the Remuneration Committee will review this factor along with the effect of introducing European and UK remuneration considerations into Macquarie Goodman's overall approach to remunerating its people.

REMUNERATION REPORT (CONTINUED)

Fixed Remuneration

Fixed remuneration consists of a base remuneration package which includes cash, non cash benefits (e.g. motor vehicles and allowances) including the full cost of any related Fringe Benefits Tax charges plus employer contributions to superannuation funds.

Remuneration rates are reviewed annually by the Remuneration Committee through a process that considers individual, segment and overall performance of the Consolidated Entity and overall remuneration movements in competitors and the wider market. The Committee seeks external remuneration market analysis and advice to ensure the Directors' and senior executives' remuneration is competitive. Senior executive remuneration may also be reviewed by the Committee on appointment or promotion.

Performance-Linked Remuneration

Performance-linked remuneration is reviewed annually and includes both short-term and long-term incentives. The intention is to reward Executive Directors and senior executives for meeting or exceeding performance goals at an individual and company level.

(a) Short-Term Incentive

The STI provides cash bonuses for individual performance compared to objectives set for the year. Total STIs are calculated in accordance with a bonus policy approved by the Remuneration Committee and the Board. The Bonus Policy determines a bonus pool which is allocated across all staff with the Chief Executive Officer entitled to between 15% and 20% of the total bonus pool. Individual allocations are made based on an assessment by senior managers and the Chief Executive Officer of each individual's performance and contribution to the Company's performance. The bonus pool is calculated based on the Consolidated Entity achieving return on equity targets on average greater than12% for that year.

The current Bonus Policy provides that the first $50,000 of any bonus granted is paid in cash in August of the year following the year in which the bonus was earned. The remainder is paid fortnightly over three years subject to the conditions attaching to senior executives' service agreements described later in this report. Except for certain executives who signed agreements as referred to on page 12, executives forfeit their unpaid bonuses if they cease employment with the Consolidated Entity.

(b) Long-Term Incentive

The LTI provides equity-based remuneration through the issue of options or participation in the ESAP. The purpose of these plans is to achieve enhanced alignment of the interests of employees and Securityholders by matching rewards under the LTI with the long term growth and prosperity of Macquarie Goodman. In addition to providing LTIs to senior executives, Macquarie Goodman has this year adopted the practice of also ensuring that all employees have the opportunity to participate in these schemes.

Details of equity-based remuneration are as follows:

(i) Options

Macquarie Goodman has an Executive Option Plan which was approved at the Annual General Meeting on 14 September 1999. Recent issues of options have been limited to non-resident employees. However, following announcements in May 2006 by the Australian Government relating to changes in tax legislation, it is likely that Macquarie Goodman will again be able to allocate options to Australian resident employees. During or since the end of the year, no options over unissued securities were granted to Directors. Future issues of options will be subject to the following broad terms:

- options will expire on the earlier of six years or termination of the employee's employment;
- the ability to exercise options will be conditional on the Consolidated Entity achieving return on equity hurdles on average greater than 12% over the period of the option;
- options will vest equally over the end of years three, four and five; and
- the exercise price of options will be based on the volume weighted average market price of securities traded on ASX during ten trading days immediately prior to the date options are offered to the employee.

REMUNERATION REPORT (CONTINUED)

(ii) ESAP

The ESAP was approved at the Shareholders' meeting on 25 January 2005. Initially, participants of the ESAP were Australian option holders who rolled their option entitlements into the ESAP. Generally, option holders who rolled into the ESAP had similar restrictions and benefits applying to their securities as would have applied if they continued to hold their options. Following announcements by the Australian Government in May 2006, it is likely that Macquarie Goodman will again be able to allocate options to Australian resident employees. In those circumstances, the Company would not make further grants to employees under the ESAP and would instead make equivalent grants of options.

The broad terms of grants under the ESAP are as follows:

- subject to offers made from time to time by the Company, eligible employees will be able to acquire restricted securities at the market price prevailing at the time of issue using funds borrowed from Macquarie Goodman. Securities may only be acquired during the periods permitted under the Company's policies for employees dealing in securities;
- the market price will be the 10 day volume weighted average price at which securities are traded on the ASX;
- securities will be restricted for three years, with one third of the securities becoming unrestricted each year at the end of years three, four and five, subject to return on equity hurdles;
- restrictions will be based on the participant remaining an employee and the Consolidated Entity achieving return on equity targets on average greater than 12% over the period of the offer;
- loans to purchase securities will be limited recourse and interest bearing at Macquarie Goodman's weighted average cost of debt; and
- the after-tax amount of any dividends or distributions paid on restricted securities acquired with the loan must be applied towards payment of interest and the principal of the loan. Tax is deducted at the highest marginal rate for individuals.

REMUNERATION REPORT (CONTINUED)

SERVICE AGREEMENTS

Senior Executives

The service agreements for nominated senior executives including Mr Gregory Goodman, Mr David van Aanholt, Mr Nick Kurtis and Mr Michael O'Sullivan were amended in January 2005 to provide that:

(a) each Executive agreed not to resign from Macquarie Goodman for a period of at least two years from January 2005;
(b) the Company agreed that in the event that Macquarie Goodman terminated the Executive's employment during the two year term to December 2006 (for reasons other than serious or wilful misconduct) it would pay an amount equivalent to one year of remuneration plus any unpaid amounts of short-term incentive pay that had been awarded but not yet received by the Executive. This provision was inclusive of any notice periods in existing employment contracts;
(c) each Executive has agreed to "non-compete" and "non-poach" conditions that will apply for a period of 12 months following termination of employment; and
(d) each Executive agreed to the effective conversion of outstanding Executive options to restricted securities in Macquarie Goodman under the ESAP with restrictions lapsing on the same timetable that operated under the Executive Option Plan applying to the Executive.

Other aspects of Executive service agreements including compliance with the Company's Code of Conduct and Human Resource Policies remain unaltered.

Other Employees

All employees are engaged under written employment agreements that provide for usual conditions of employment applying in the industry, including the need for compliance with specific policies of the Company in relation to its Code of Conduct and Human Resource Policies. Notice provisions vary from periods of one month to six months depending upon the role of the employee.

Non-Executive Directors

Total remuneration payable by the Company for all Non-Executive Directors, last voted upon by Shareholders at its meeting on 25 January 2005, is not to exceed $950,000 per annum. Remuneration is set based on advice from external advisers with reference to fees paid to other non-executive directors of comparable companies. Directors' base fees are presently up to $75,000 per annum with additional amounts paid for committee membership, chairing of committees and the Board along with per diem allowances for due diligence or special projects.

The following also applies to Non-Executive Directors' remuneration:

- Non-Executive Directors do not receive any long-term or short-term incentives;
- Macquarie Goodman does not operate an incentive or retirement scheme for Non-Executive Directors;
- 25% of the after tax remuneration must be applied to the on-market purchase of securities until the value of securities held by the Director equals two years of fees for that Director. Securities may only be acquired during the periods permitted for purchases of securities. These securities will be held in escrow until the Director's retirement; and
- all Non-Executive Directors must act as a member of at least one Board Committee.

REMUNERATION REPORT (CONTINUED)

DIRECTORS' REMUNERATION

Details of the nature and amount of each major element of the remuneration of each Director of the Company in relation to the management of Macquarie Goodman's affairs are set out below. This excludes amounts paid prior to the merger to individuals who were Directors of the Responsible Entity for MGI and its controlled entities in relation to the management of the affairs of those trusts. All information provided hereafter in this Remuneration Report has been subject to audit except where otherwise indicated.

	Short-term								Post-employment		Share-based payments			
	Salary and fees		Bonus[2]		Other[3]		Total		Superannuation benefits		ESAP		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Directors														
Non-Executive														
Mr David Clarke	170,000	70,833	-	-	-	-	170,000	70,833	12,139	4,827	-	-	182,139	75,660
Dr David Teplitzky	105,000	83,418	-	-	-	11,000	105,000	94,418	-	-	-	-	105,000	94,418
Mr Patrick Allaway	31,250	31,709	-	-	-	-	31,250	31,709	2,813	2,354	-	-	34,063	34,063
Mr Ian Ferrier	90,000	61,250	-	-	-	6,000	90,000	67,250	8,100	6,053	-	-	98,100	73,303
Mr Patrick Goodman	80,000	63,083	-	-	-	-	80,000	63,083	7,200	5,678	-	-	87,200	68,761
Mr John Harkness	90,000	36,800	-	-	-	-	90,000	36,800	8,100	4,075	-	-	98,100	40,875
Mr James Hodgkinson[1]	80,000	-	-	-	-	-	80,000	-	7,200	-	-	-	87,200	-
Ms Anne Keating	80,000	32,866	-	-	-	-	80,000	32,866	7,200	3,467	-	-	87,200	36,333
Ms Lynn Wood	33,333	31,964	-	-	-	-	33,333	31,964	3,000	4,369	-	-	36,333	36,333
Mr Jim Sloman	33,333	-	-	-	-	-	33,333	-	3,000	-	-	-	36,333	-
Mr Stephen Girdis[1]	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Executive														
Mr Gregory Goodman	587,861	472,607	2,100,000	450,000	11,278	9,916	2,699,139	932,523	12,139	12,008	917,302	460,000	3,628,580	1,404,531

[1] Mr Stephen Girdis does not receive any remuneration from Macquarie Goodman for his role as an Alternate Director. Prior to the stapling, both Messrs James Hodgkinson and Stephen Girdis (an Alternate Director for Messrs David Clarke and James Hodgkinson) were remunerated directly by MBL with no costs incurred by Macquarie Goodman.

[2] Bonus payments to Executive Directors are paid in accordance with the policy determined by the Remuneration and Nominations Committee. Bonuses comprise both short-term and long-term benefits as amounts above $50,000 are withheld and paid fortnightly over a period of three years.

[3] Other includes reportable fringe benefits, car parking and per diem allowances.

REMUNERATION REPORT (CONTINUED)

EXECUTIVE OFFICERS' REMUNERATION

Details of the nature and amount of each major element of the remuneration of each of the five named executives of Macquarie who receive the highest remuneration and are key management personnel are set out below.

	Short-term								Post-employment		Share-based payments			
	Salary and fees		Bonus[1]		Other[2]		Total		Superannuation benefits		ESAP/Share Options		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Executives														
Mr David van Aanholt Chief Executive Officer, Australia	487,861	387,031	750,000	350,000	11,278	9,916	1,249,139	746,947	12,139	12,008	471,671	230,000	1,732,949	988,955
Mr Anthony Rozic Chief Financial Officer	387,861	-	295,000	-	11,278	-	694,139	-	12,139	-	83,466	-	789,744	-
Mr Nick Kurtis Corporate Services Executive	437,861	310,108	600,000	300,000	11,278	10,315	1,049,139	620,423	12,139	12,008	630,550	349,979	1,691,828	982,410
Mr Michael O'Sullivan Corporate Services Executive	437,861	292,366	600,000	300,000	11,278	10,315	1,049,139	602,681	12,139	12,008	205,046	154,063	1,266,324	768,752
Mr Jeff Pulsford Chief Executive Officer, Arlington	254,948	-	190,023	-	20,331	-	465,302	-	90,909	-	134,300	-	690,511	-

[1] Bonuses paid to Executives are in accordance with the Bonus Policy and based on individual performance of Executives amongst their peers. Bonuses comprise both short-term and long-term benefits as amounts above $50,000 are withheld and paid fortnightly over a period of three years. Subject to the conditions of their service contracts, Executives will only receive their unpaid bonuses if they remain as employees of the Consolidated Entity.

[2] Other includes reportable fringe benefits, car parking and per diem allowances.

REMUNERATION REPORT (CONTINUED)

EXECUTIVE OFFICERS' REMUNERATION (CONTINUED)

Notes in relation to the table of Directors' and executives' remuneration

The following assumptions were used in determining the fair value of options on grant date:

Grant date	Expiry date	Fair value per option $	Exercise price $	Market price of security $	Expected volatility %	Risk free interest rate %	Distribution yield %
9 Dec 2005	30 Dec 2011	0.58	4.29	4.48	17.50	5.86	6.14

In respect of securities granted under the terms of the ESAP where limited recourse loans are provided to employees, the fair value of the limited recourse feature of the loan is treated as an option and is based on the following assumptions:

Grant date	Expiry date	Fair value per limited recourse security $	Issue price $	Market price of security $	Expected volatility %	Risk free interest rate %	Distribution yield %
3 Nov 2005	30 Jun 2011	0.45	4.09	4.12	17.68	5.90	7.02
14 June 2006	31 Dec 2011	0.53	5.24	5.24	18.74	6.19	5.27

The proportion of bonuses included as remuneration for the year remaining unpaid at the end of the year is as follows:

	30 June 2006 %	30 June 2005 %
Executive Director		
Mr Gregory Goodman	65	59
Executives		
Mr David van Aanholt	62	57
Mr Anthony Rozic	55	-
Mr Nick Kurtis	61	56
Mr Michael O'Sullivan	61	56
Mr Jeff Pulsford	-	-

REMUNERATION REPORT (CONTINUED)

REMUNERATION AND PAST FINANCIAL PERFORMANCE (UNAUDITED)

The level of fixed remuneration and performance-linked remuneration has been a function of the growth undertaken by the Company and its ability to attract and retain qualified and experienced management. Key financial drivers used to determine the level of remuneration in the past and moving forward include: earnings per share/security; total Shareholder returns; and return on equity. Return on equity will be the most significant factor moving forward and accordingly Executives will be remunerated by exceeding a benchmark performance of return on equity. Historical performance for these financial drivers over the past five years for the Company is as follows:


Earnings per Share/Security
EPS (cents per share)
4.2
6.8
9.4
23.7
26.7
2002 (1)
2003 (1)
2004 (1,2)
2005 (3,4)
2006 (5)

(1) Not adjusted for AIFRS
(2) Before performance fee
(3) Before performance fee and merger cost.
(4) Restated under AIFRS
(5) Adjusted to exclude unrealised gains


Return on Equity
Return on Equity
17%
24%
24%
11%
12%
2002 (1)
2003 (1)
2004 (1,2)
2005 (3)
2006

(1) Not adjusted for AIFRS
(2) Before performance fee.
(3) Before performance fee and merger cost.


Total Shareholder Return
Total Shareholder Return
12%
29%
12%
20%
55%
2002
2003
2004
2005
2006

As demonstrated by the above historical performance, total performance remuneration is directly linked to pre-determined benchmarks which have historically been achieved based on the Consolidated Entity's financial performance.

REMUNERATION REPORT (CONTINUED)

EQUITY INSTRUMENTS

Equity instruments refer to options over stapled securities issued under the Executive Option Plan and securities issued under the ESAP. As the interest bearing loans granted to employees under the ESAP are limited recourse, the value of this feature of the loan is accounted for as an option.

OPTIONS OVER EQUITY INSTRUMENTS GRANTED AS COMPENSATION

On 9 December 2005, 1,325,000 options over the stapled securities of MGQ were issued to Mr Jeff Pulsford as part of his compensation. The options, which have a fair value of $0.58 per option at grant date, are exercisable at $4.29 per option and expire on 31 December 2011. The value of the options were determined using a combination of Monte Carlo simulations and numerical option valuation in a lattice framework. None of the options vested during the year.

ANALYSIS OF MOVEMENTS IN SECURITIES ISSUED UNDER ESAP

The movement during the reporting period, by value, of securities of Macquarie Goodman held under the ESAP by each Company director and each of the five named Executive Officers under the ESAP is detailed below. No securities were forfeited during the year.

	New securities granted in year[1]	Securities vested in year[2]	Total value in year
	$	$	$
Executive Director			
Mr Gregory Goodman	979,951	1,406,265	2,386,216
Executive Officers			
Mr David van Aanholt	1,019,975	-	1,019,975
Mr Anthony Rozic	897,481	-	897,481
Mr Nick Kurtis	897,481	941,001	1,838,482
Mr Michael O'Sullivan	958,729	1,150,915	2,109,644

(1) The value of the loan in respect of securities granted in the year is the fair value of the securities calculated at grant date using a combination of Monte Carlo simulations and numerical option valuation in a lattice framework. The total value of the securities granted under this arrangement is included in the table above. This amount is allocated to remuneration over the vesting period of the security.

(2) The value of the limited recourse feature in respect of securities exercised during the year is calculated as the market price of securities on the ASX at close of trading on the date the securities were exercised after deducting the price paid or payable to exercise the security.

DECLARATION BY CHIEF EXECUTIVE OFFICER ("CEO") AND CHIEF FINANCIAL OFFICER ("CFO")

The CEO and the CFO declared in writing to the board that, in their opinion, the financial records of the Company for the financial year have been properly maintained, the Company's financial reports for the financial year ended 30 June 2006 comply with accounting standards and present a true and fair view of the Company's financial condition and operational results. This statement is required annually.

INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS

Macquarie Goodman has insured current and former Directors and officers of Macquarie Goodman and its controlled entities in respect of Directors' and officers' liability and legal expenses. The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the Directors' and officers' liability and legal expenses insurance contracts, as such disclosure is prohibited under the terms of those contracts. The auditors of the Consolidated Entity are not indemnified in any way by this insurance cover.

NON-AUDIT SERVICES

During the year, KPMG, the Company's auditor, performed certain other services in addition to its statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and, in accordance with written advice provided by resolution of the Audit Committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

(a) all non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the Audit Committee to ensure they do not impact the integrity and objectivity of the auditor;
(b) the non-audit services provided do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 Professional Independence, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards; and
(c) the non-audit services carried out by KPMG during the financial year represented 74.9% of the comparable non-audit services carried out by all accounting firms for Macquarie Goodman.

Details of the amounts paid to the auditor of the Company, KPMG and its related practices for the audit and non-audit services, provided during the year are set out below. In addition, amounts paid to other auditors for the statutory audit have been disclosed.

	Consolidated	
	2006	2005
	$000	$000
Audit services		
Auditor of the Company		
– Audit and review of financial reports (KPMG Australia)	**585.0**	376.8
– Audit and review of financial reports (overseas KPMG firms)	**528.7**	28.1
	1,113.7	**404.9**
Other auditors		
– Audit and review of financial reports (non-KPMG firms)	**9.7**	18.5
	1,123.4	**423.4**
Other regulatory services		
– Other regulatory services (KPMG Australia)	**51.0**	68.5
– Other regulatory services (overseas KPMG firms)	**35.4**	-
Other assurance services		
– Investigative accounting services (KPMG Australia)	**1,101.7**	1,412.8
– Investigative accounting services (overseas KPMG firms)	**367.3**	-
Other taxation services		
– Taxation compliance services (KPMG Australia)	**247.4**	264.3
– Taxation compliance services (overseas KPMG firms)	**452.1**	15.6
– Other taxation advice (KPMG Australia)	**359.9**	-
– Other taxation advice (overseas KPMG firms)	**71.6**	-
	2,686.4	**1,761.2**
	3,809.8	**2,184.6**

The lead auditor's independence declaration under section 307C of the Corporations Act 2001 is attached to this Directors' Report.

QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES OF DIRECTORS AND COMPANY SECRETARIES

Board of Directors

Mr David Clarke, AO – Chairman
Appointed 26 October 2000

David is the Executive Chairman of Macquarie Bank Limited. He was previously Managing Director and then Chairman of Macquarie Bank's predecessor organisation, Hill Samuel Australia Limited. David was educated at Sydney University (BEcon (Hons)) and Harvard University (MBA) and holds an honorary degree of Doctor of Science in Economics from Sydney University (Hon DScEcon). He has extensive experience as a chairman and is currently Chairman of Macquarie CountryWide Management Limited, Macquarie Office Management Limited and Macquarie ProLogis Management Limited, the management companies of Macquarie CountryWide Trust, Macquarie Office Trust and Macquarie ProLogis Trust. David is also Chairman of McGuigan Simeon Wines Limited, the Wine Committee of the Royal Agricultural Society of New South Wales, Sydney Advisory Board of the Salvation Army, Opera Australia Capital Fund and Sydney University Football Club Foundation.

Dr David Teplitzky – Independent Deputy Chairman
Appointed 21 November 1990

David has a PhD and honours degree in Engineering and a Bachelor of Science. He is a retired Regional Director of American Cyanamid Company and the former Managing Director of Cyanamid Australia, Formica Australia Limited and Lederle Pharmaceuticals Limited. David is a member of both the Audit and the Remuneration and Nomination Committees of Macquarie Goodman. He is Chairman of the Board of a US based computer memory research company Symetrix Corporation and a director of the public company, HiTec Energy Limited. David has been active for many years in venture capital and high-technology companies in Australia and South East Asia as a consultant and director.

Mr Gregory Goodman – Chief Executive Officer
Appointed 7 August 1998

Gregory is the Chief Executive Officer of Macquarie Goodman Group and is responsible for its overall operations and the implementation of the strategic plan. He has 24 years of experience in the property industry with significant expertise in the industrial property arena. Gregory was a co-founder of Macquarie Goodman Industrial Trust and has played an integral role in establishing its specialist position in the market-place through various corporate transactions, including takeovers, mergers and acquisitions. Recently, Gregory was involved in the merger of MGM and MGI and the repositioning of MGP in New Zealand.

Mr Ian Ferrier, AM – Independent Director
Appointed 1 September 2003

Ian is a co-founder of Ferrier Hodgson. He is a Fellow of The Institute of Chartered Accountants in Australia and has 42 years of experience in company corporate recovery and turnaround practice. Ian is also a director of a number of private and public companies. He is currently Chairman of InvoCare Limited and Australian Oil Limited, a director of McGuigan Simeon Wines Limited and Reckon Limited and was a director of MIA Group Limited until September 2004. His experience is essentially concerned with understanding the financial and other issues confronting companies which require turnaround management, analysing those issues and implementing policies and strategies which lead to a successful rehabilitation. Ian has significant experience in property and development, tourism, manufacturing, retail, hospitality and hotels, manufacturing, infrastructure and aviation and service industries.

QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES OF DIRECTORS AND COMPANY SECRETARIES (CONTINUED)

Mr Patrick Goodman – Non-Executive Director
Appointed 14 April 1998

Patrick is the Managing Director of the Goodman Holdings Group, which is a major investor in Macquarie Goodman Group. The diversified interests of the Goodman Holdings Group initially focused on direct and indirect property development and have expanded to include the management of a diverse portfolio across sectors covering aviation, food, rural, private and listed equity, infrastructure and financial services throughout Australasia. Patrick is also a director of a number of property investment and management companies both in Australia and New Zealand. During his 26 year career, Patrick has had considerable public and private company experience in both New Zealand and Australia.

Mr John Harkness – Independent Director[1]
Appointed 23 February 2005

John is a Fellow of The Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors. He was a partner of KPMG for 24 years, National Executive Chairman for five years and retired from KPMG in June 2000. Since retiring from KPMG, John has held a number of non-executive director roles. From March 2003 until January 2004, he was a director of BresaGen Limited. John is currently Chairman of Lipa Pharmaceuticals Limited, ICA Property Development Funds, Helmsman Capital Fund and Sydney Foundation for Medical Research. He is a director of Macquarie CountryWide Management Limited and Crane Group Limited. John is President of the Northern Suburbs Rugby Football Club Limited and a member of the Sydney Advisory Board of the Salvation Army.

(1) Mr Harkness was not on the Board during the period he was a partner of KPMG.

Mr James Hodgkinson – Non-Executive Director[2]
Appointed 21 February 2003

James is an Executive Director of Macquarie Bank Limited and Head of Macquarie Bank Group's Real Estate Capital Division. His responsibilities include Macquarie Bank Limited's ongoing investment in Macquarie Goodman Group and Macquarie Bank's interest in Macquarie Goodman Asia Joint Venture. James was Chief Executive Officer of Macquarie Industrial Trust for six years prior to that trust's merger with Macquarie Goodman Industrial Trust. He is also a director of Ascendas-MGM Funds Management Limited, Macquarie Goodman (NZ) Limited and Macquarie Goodman Hong Kong Wholesale Fund. He has over 19 years of experience in property funds management, investment banking and chartered accounting.

(2) Mr James Hodgkinson was appointed as an Alternate Director to Mr David Clarke on 21 February 2003. He was appointed a Director on 14 June 2005.

Ms Anne Keating – Independent Director
Appointed 23 February 2005

Anne was the General Manager, Australia for United Airlines from 1993 to 2001. She was previously on the board of NRMA Insurance/IAG for eight years. Anne is now a professional director with board positions in a range of industries including advertising, property, construction and banking. She is on the boards of Macquarie Leisure Management Limited, STW Communications Group Limited and Spencer Street Station Redevelopment Holdings Limited. Anne is also a member of the Advisory Council of ABN AMRO Australia and New Zealand.

Mr James Sloman, OAM – Independent Director
Appointed 1 February 2006

James has over 30 years of experience in the building and construction industries in Australia and overseas, including experience with Sir Robert McAlpine & Sons in London, Lend Lease Corporation in Australia and as Deputy Chief Executive and Chief Operating Officer of the Sydney Organising Committee for the Olympic Games ("SOCOG") from 1997 to 2001. He is currently the Chief Executive Officer and a Director of MI Associates Pty Limited, a company established by him and comprising some of the leading members of the former SOCOG senior management team. MI Associates has recently commenced work with the London Organising Committee for the Olympic Games following its work on London's winning bid for the 2012 Olympic Games. With his range of experience, James brings significant expertise to Macquarie Goodman Group.

QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES OF DIRECTORS AND COMPANY SECRETARIES (CONTINUED)

Mr Stephen Girdis – Alternate Director for Messrs David Clarke and James Hodgkinson
Appointed 21 February 2003

Stephen is an Executive Director of Macquarie Bank Limited and the Head of Macquarie Property. He is or has been a director or alternate director on many of Macquarie Property's listed and unlisted real estate funds. Stephen has over 24 years of experience in chartered accounting, property finance, funds management and investment banking and is an Associate of both The Institute of Chartered Accountants in Australia and the Securities Institute of Australia. He is also a director of Macquarie Capital Partners LLC, Macquarie's global real estate investment banking joint venture.

Company Secretaries

Ms Carolyn Scobie, Group General Counsel and Joint Company Secretary

Carolyn is the Group General Counsel and Joint Company Secretary of Macquarie Goodman Group. She is directly responsible for the company secretarial and corporate legal activities of the Group. Carolyn also oversees all legal matters relating to property and compliance. She has over 16 years of legal experience in corporate and commercial property areas including three years within the legal profession and six years as In-house Counsel with Kumagai Australia Group. Carolyn holds a Masters of Arts from Sydney University, a Bachelor of Arts/Bachelor of Laws from the Australian National University and a Graduate Diploma in Company Secretarial Practice. She is a member of Chartered Secretaries Australia.

Mr Mark Alley, Corporate Services Executive and Joint Company Secretary

Mark is a Corporate Services Executive and Joint Company Secretary of Macquarie Goodman Group. He is responsible for the overall financial management of Macquarie Goodman Group outside of Australia and New Zealand. Mark has over 26 years of experience in finance, property investment and development in Australia, New Zealand, Asia and Europe. Previously, he was the Group Financial Controller of Ipoh Limited and before that the Finance Director of a private group of property companies. Mark holds a Bachelor of Commerce and Administration from Victoria University of Wellington, New Zealand. He is also a Fellow Certified Practicing Accountant with CPA Australia.

EVENTS SUBSEQUENT TO REPORTING DATE

Subsequent to 30 June 2006, the Consolidated Entity contracted to acquire a portfolio of properties in the United Kingdom for $449.0 million.

ROUNDING

Macquarie Goodman is an entity of a kind referred to in Australian Securities and Investments Commission Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the Financial Report and Directors' Report have been rounded to the nearest hundred thousand dollars, unless otherwise stated.

The Directors' Report is made in accordance with a resolution of the Directors.

David Clarke, AO
Chairman

Gregory Goodman
Director

Sydney, 21 August 2006

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Macquarie Goodman Management Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

P M Reid
Partner

Sydney

21 August 2006

MACQUARIE GOODMAN MANAGEMENT LIMITED AND ITS CONTROLLED ENTITIES
INCOME STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

		Consolidated		Parent Entity	
	Note	2006 $M	2005 $M	2006 $M	2005 $M
REVENUE AND OTHER INCOME					
Gross property income		434.9	154.9	-	-
Net gains from fair value adjustments on investment properties	14				
– Realised during the year		19.3	-	-	-
– Unrealised during the year		94.2	25.5	-	-
Net gain on disposal of investment properties	8	39.3	15.2	-	-
Share of net results of equity accounted investments	15	46.7	6.3	-	-
Net gain on disposal of equity investments		4.7	0.2	-	-
Funds management		62.8	13.6	-	-
Property services		9.4	10.5	-	-
Development management		17.0	22.8	-	-
Distributions from investments		8.7	7.7	-	-
Total revenue and other income		737.0	256.7	-	-
EXPENSES					
Property expenses		(90.5)	(27.4)	-	-
Employee expenses	7	(47.8)	(23.0)	(7.5)	(3.7)
Merger transaction expenses		-	(22.5)	-	(39.6)
Impairment of management rights on stapling		-	(95.4)	-	(67.8)
Administrative and other expenses		(23.9)	(12.9)	(0.1)	(0.6)
Total expenses		(162.2)	(181.2)	(7.6)	(111.7)
FINANCING COSTS					
Financial income	8	16.3	1.8	15.7	18.2
Financial expenses	8	(85.3)	(25.9)	(26.8)	(2.9)
Net financing costs		(69.0)	(24.1)	(11.1)	15.3
Profit/(loss) before income tax	8	505.8	51.4	(18.7)	(96.4)
Income tax (expense)/benefit	9	(5.5)	17.0	0.9	27.7
Profit/(loss) for the year		500.3	68.4	(17.8)	(68.7)
Profit attributable to Shareholders		47.1	(90.9)		
Profit attributable to Unitholders	1(c)	453.0	157.6		
Profit attributable to Securityholders	25	500.1	66.7		
Amount attributable to other minority interests		0.2	1.7		
Profit for the year		500.3	68.4		
Basic earnings per Company share (¢)	2	3.2	(13.4)		
Basic earnings per security (¢)	2	34.6	9.9		
Diluted earnings per Company share (¢)	2	3.2	(13.4)		
Diluted earnings per security (¢)	2	34.3	9.5		
Dividend per Company share (¢)	2	-	8.0		
Distribution/dividend per security (¢)	2	27.5	20.9		

The Income Statements are to be read in conjunction with the accompanying notes.

MACQUARIE GOODMAN MANAGEMENT LIMITED AND ITS CONTROLLED ENTITIES
BALANCE SHEETS
AS AT 30 JUNE 2006

		Consolidated		Parent Entity	
		2006	2005	**2006**	2005
	Note	**$M**	$M	**$M**	$M
CURRENT ASSETS					
Cash assets	27(a)	**23.3**	7.2	**0.9**	0.1
Receivables	11	**306.0**	50.3	**39.1**	15.7
Inventories	12	**241.4**	13.5	**-**	-
Current tax receivables	9(c)	**1.1**	6.3	**6.6**	2.6
Other assets	13	**47.1**	46.6	**-**	1.0
Total current assets		**618.9**	**123.9**	**46.6**	**19.4**
NON-CURRENT ASSETS					
Receivables	11	**9.7**	4.8	**444.6**	54.5
Investment properties	14	**4,190.0**	4,758.4	**-**	-
Inventories	12	**19.0**	17.2	**-**	-
Investments accounted for using the equity method	15	**475.2**	120.0	**-**	-
Deferred tax assets	16	**11.4**	7.0	**3.4**	4.6
Other financial assets	18	**231.2**	101.0	**240.4**	31.5
Other assets	13	**-**	0.8	**-**	-
Property, plant and equipment	17	**12.2**	3.3	**-**	-
Intangible assets	19	**1,185.6**	6.0	**-**	-
Total non-current assets		**6,134.3**	**5,018.5**	**688.4**	**90.6**
Total assets		**6,753.2**	**5,142.4**	**735.0**	**110.0**
CURRENT LIABILITIES					
Payables	20	**247.8**	91.7	**58.9**	1.6
Interest bearing liabilities	21	**1,192.4**	1,000.9	**-**	-
Provisions	22	**113.1**	92.9	**-**	-
Total current liabilities		**1,553.3**	**1,185.5**	**58.9**	**1.6**
NON-CURRENT LIABILITIES					
Payables	20	**204.0**	28.5	**8.6**	38.1
Interest bearing liabilities	21	**979.9**	862.3	**730.0**	33.7
Deferred tax liabilities	16	**24.7**	13.4	**0.1**	-
Provisions	22	**20.0**	0.4	**-**	-
Total non-current liabilities		**1,228.6**	**904.6**	**738.7**	**71.8**
Total liabilities		**2,781.9**	**2,090.1**	**797.6**	**73.4**
Net assets		**3,971.3**	**3,052.3**	**(62.6)**	**36.6**
EQUITY ATTRIBUTABLE TO SHAREHOLDERS					
Issued capital	23	**52.7**	140.5	**52.7**	140.5
Reserves	24	**58.7**	37.7	**17.9**	11.5
Accumulated losses	25	**(63.3)**	(109.0)	**(133.2)**	(115.4)
Total equity attributable to Shareholders		**48.1**	**69.2**	**(62.6)**	**36.6**
MINORITY INTERESTS					
EQUITY ATTRIBUTABLE TO UNITHOLDERS					
Issued capital	23	**3,728.9**	2,815.7	**-**	-
Reserves	24	**109.8**	9.0	**-**	-
Retained earnings	25	**63.3**	89.2	**-**	-
Total equity attributable to Unitholders		**3,902.0**	**2,913.9**	**-**	-
OTHER MINORITY INTERESTS	26	**21.2**	69.2	**-**	-
Total equity		**3,971.3**	**3,052.3**	**(62.6)**	36.6

The Balance Sheets are to be read in conjunction with the accompanying notes.

MACQUARIE GOODMAN MANAGEMENT LIMITED AND ITS CONTROLLED ENTITIES
STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED 30 JUNE 2006

		Consolidated		Parent Entity	
		2006	2005	**2006**	2005
	Note	**$M**	$M	**$M**	$M
Amounts recognised directly in equity, net of tax:					
Foreign exchange translation differences	24	**(3.8)**	0.6	**-**	-
Cash flow hedges:					
Gains taken directly to equity	24	**30.0**	-	**0.4**	-
(Gains) transferred to income statement	24	**(10.3)**	-	**-**	-
Change in fair value of available-for-sale equity securities	24	**15.1**	-	**-**	-
Actuarial gain on defined benefits superannuation funds	24	**2.7**	-	**-**	-
Net income recognised directly in equity		**33.7**	0.6	**0.4**	-
Profit/(loss) for the year		**500.3**	68.4	**(17.8)**	(68.7)
Total recognised income and expense		**534.0**	**69.0**	**(17.4)**	**(68.7)**
Attributable to:					
Securityholders		**533.8**	67.3	**(17.4)**	(68.7)
Minority interests		**0.2**	1.7	**-**	-
Total recognised income and expense		**534.0**	**69.0**	**(17.4)**	**(68.7)**
Impact of change in accounting policy – financial instruments					
Securityholders	24,25	**(14.9)**	-	**-**	-
Minority interests		**-**	-	**-**	-
		(14.9)	-	**-**	-

The Statements of Recognised Income and Expense are to be read in conjunction with the accompanying notes.

MACQUARIE GOODMAN MANAGEMENT LIMITED AND ITS CONTROLLED ENTITIES
CASH FLOW STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

	Note	Consolidated		Parent Entity	
		2006	2005	2006	2005
		$M	$M	$M	$M
CASH FLOWS FROM OPERATING ACTIVITIES					
Property income received		408.3	178.5	-	-
Other cash receipts from services provided		112.2	101.7	-	-
Property expenses paid		(98.3)	(59.2)	-	-
Other cash payments in the course of operations		(85.4)	(67.1)	(0.1)	-
Distributions and dividends received		23.4	7.1	7.0	15.9
Interest received		3.4	2.1	(26.7)	1.9
Finance costs paid		(86.8)	(53.8)	15.7	(2.5)
Income taxes paid (net of refunds)		(3.2)	(10.4)	(3.7)	(2.4)
Net cash provided by/(used in) operating activities	27(b)	273.6	98.9	(7.8)	12.9
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from deferred settlement and sale of investment properties		509.4	185.5	-	-
Acquisition of controlled entities, net of cash acquired		(867.8)	-	-	-
Proceeds from sale of equity investments (net of cash disposed)	4	542.6	-	-	26.3
Payments for equity investments		(264.0)	(30.3)	(150.1)	-
Payments for investment properties and developments		(1,375.0)	(635.9)	-	-
Payments for property, plant and equipment		(5.0)	(1.2)	-	-
Payments for intangible assets		-	(3.5)	-	(3.5)
Cash on acquisition of Macquarie Goodman Industrial Trust ("MGI")	1(c)	-	20.6	-	-
Merger transaction costs		-	(23.1)	-	(23.0)
Net cash used in investing activities		(1,459.8)	(487.9)	(150.1)	(0.2)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of securities		386.2	462.6	-	26.6
Transaction costs from issue of securities		(8.0)	(11.3)	-	(0.5)
Loans to controlled entities		-	-	166.4	11.2
Loans from controlled entities		-	-	-	-
Loans to related entities		(27.5)	-	(2.0)	6.7
Proceeds from borrowings		3,258.2	815.2	-	-
Repayment of borrowings		(2,316.3)	(719.6)	(5.7)	(34.5)
Distributions and dividends paid		(90.3)	(91.1)	-	(22.1)
Amounts paid to minority interests		-	(69.9)	-	-
Net cash provided by/(used in) financing activities		1,202.3	385.9	158.7	(12.6)
Net increase/(decrease) in cash held		16.1	(3.1)	0.8	0.1
Cash at the beginning of the year		7.2	10.3	0.1	-
Cash at the end of the year	27(a)	23.3	7.2	0.9	0.1

Details of non-cash transactions are set out in note 27.

The Cash Flow Statements are to be read in conjunction with the accompanying notes.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Macquarie Goodman Management Limited ("Company") is a company domiciled in Australia. The consolidated financial report of the Company for the financial year ended 30 June 2006 comprises the Company and its controlled entities (together the "Consolidated Entity") and the Consolidated Entity's interest in associates and jointly controlled entities.

The significant accounting policies which have been adopted in the preparation of the Financial Report are set out below.

(a) Basis of Preparation of the Financial Report

This Financial Report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards adopted by the Australian Accounting Standards Board ("AASB") and the Corporations Act 2001. International Financial Reporting Standards ("IFRS") form the basis of Accounting Standards adopted by the AASB, being Australian equivalents to IFRS ("AIFRS").

This Financial Report is the first annual financial report to be prepared by the Company in accordance with AIFRS. AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial reports.

The accounting policies adopted have been consistently applied to all periods presented in the Financial Report and in preparing an opening AIFRS balance sheet at 1 July 2004, with the exception of accounting for financial instruments. The accounting policies are consistently applied by each entity in the Consolidated Entity. As a result of the implementation of AIFRS, the basis of presentation of this Financial Report is different to that of the 30 June 2005 Financial Report.

The Financial Report is prepared on the historical cost basis except that the following assets and liabilities are stated at fair value: investment properties, derivative financial instruments and financial instruments classified as available for sale.

The Financial Report is presented in Australian dollars and was authorised for issue by the Directors on 21 August 2006.

(b) Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

In preparing the Financial Report, certain accounting and valuation methods have been amended from those adopted under previous Australian Generally Accepted Accounting Policies ("Previous GAAP"). With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The Company has elected to apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement, from 1 July 2005.

An explanation of how the transition to AIFRS has affected the financial position and financial performance of the Consolidated Entity is provided in note 37. This note includes reconciliations of equity and profit reported under Previous GAAP to equity and profit reported under AIFRS for comparative years. There was no material effect on the presentation of the Cash Flow Statement as a result of the change from Previous GAAP to AIFRS.

(c) Principles of Consolidation

Accounting for the Acquisition of Control of MGI

The merger of the Company and MGI was approved at separate meetings of the respective Shareholders and Unitholders on 25 January 2005. Following approval of the merger, shares in the Company and units in MGI were stapled to one another and are quoted as a single security on the Australian Stock Exchange ("ASX").

Australian Accounting Standards require an acquirer to be identified and an in-substance acquisition to be recognised. In relation to the merger of the Company and MGI, the Company is identified as having acquired control over the assets of MGI. To recognise the in-substance acquisition, the following accounting principles have been applied:

(i) no goodwill is recognised on acquisition of MGI because no direct ownership interest was acquired by the Company in MGI;

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ii) the equity issued by the Company to Unitholders to give effect to the transaction is recognised at the dollar value of the consideration payable by the Unitholders. This is because the issue of shares by the Company was administrative in nature rather than for the purposes of the Company acquiring an ownership interest in MGI; and

(iii) the issued units of MGI are not owned by the Company and are presented as minority interests in the Consolidated Entity notwithstanding that the Unitholders are also the Shareholders by virtue of the stapling arrangement. Accordingly, the equity in the net assets of MGI and the profit arising from those net assets have been separately identified in the Income Statement and Balance Sheet.

Controlled Entities
Controlled entities are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The consolidated financial statements incorporate the assets and liabilities of all entities controlled by the Company at 30 June 2006 and the results of all such entities for the year ended 30 June 2006.

Where an entity either began or ceased to be controlled by the Company during the year, the results of that entity are included only from/to the date control commenced or ceased.

Investments in controlled entities are carried at their cost of acquisition in the Company's financial statements.

Associates
Associates are those entities over which the Consolidated Entity exercises significant influence but not control over their financial and operating policies. Investments in associates are accounted for using the equity method in the financial statements.

Joint Ventures
A joint venture is either an entity or operation that is jointly controlled by the Consolidated Entity.

Joint Venture Entities
In the consolidated financial statements, investments in joint venture entities are accounted for using equity accounting principles. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount.

The Consolidated Entity's share of the joint venture entity's net profit or loss is recognised in the consolidated profit and loss from the date joint control commences. Other movements in reserves are recognised directly in the consolidated reserves.

Joint Venture Operations and Assets
The Consolidated Entity's interests in unincorporated joint ventures and jointly controlled assets are brought to account by including its proportionate share of assets and liabilities and the Consolidated Entity's revenue and expenses from the sale of its goods or services on a line-by-line basis from the date joint control commences to the date joint control ceases.

Transactions Eliminated on Consolidation
Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

Unrealised gains resulting from transactions with associates and joint ventures, including those relating to contributions of non-monetary assets on establishment, are eliminated to the extent of the Consolidated Entity's interest. Unrealised gains relating to associates and joint venture entities are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount impairment.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Revenue Recognition

Rental Income
Rental income entitlements under operating leases are recognised on a straight-line basis over the term of the lease contract. Where operating lease rental income is recognised relating to fixed increases in rentals in future years, an asset is recognised. This asset is a component of the relevant investment property carrying amount. The cost of lease incentives provided to customers is recognised on a straight-line basis as a reduction of gross operating lease rental income.

Recoverable Outgoings
Recovery of certain outgoings is accrued on an estimated basis and adjusted when the actual amounts are invoiced to respective customers.

Rendering of Services
Fee income derived from funds management, property services, development management and property services is recognised progressively as the services are provided.

Financial Income
Interest
Interest is brought to account on an accruals basis and, if not received at balance date, is reflected in the Balance Sheet as a receivable.

Dividends and Distributions
Dividend income is recognised when a dividend has been declared and, if not received at balance date, is reflected in the Balance Sheet as a receivable. Dividends are recognised net of any franking credits.

Distributions are recognised when they are declared by the distributing entities.

(e) Foreign Currency Translation

Functional and Presentation Currency
Items included in the financial statements of each of the Company's controlled entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Australian dollars, which is the Company's functional and presentation currency.

Transactions
Foreign currency transactions are translated to Australian currency at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at reporting date are translated at the rates of exchange ruling on that date. Resulting exchange differences are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost are translated at rates of exchange ruling at the date of the initial transaction. Non-monetary items which are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Translation of Controlled Foreign Operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated into Australian dollars at foreign exchange rates ruling at the reporting date.

Revenue and expenses are translated at weighted average rates for the year. Exchange differences arising on translation are taken directly to the Foreign Currency Translation Reserve until the disposal or partial disposal of the operations.

Exchange differences arising on monetary items that form part of the net investment in a foreign operation are recognised in the profit or loss of the Company and recognised in the Foreign Currency Translation Reserve on consolidation.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Foreign Currency Translation (continued)

Exchange Rates Used
The following exchange rates are the main exchange rates used in translating foreign currency transactions, balances and financial statements:

	Weighted Average		As at 30 June	
	2006	2005	**2006**	2005
New Zealand dollar	**1.1166**	1.0814	**1.1900**	1.0949
Singapore dollar	**1.2317**	1.2503	**1.1782**	1.2928
Hong Kong dollar	**5.8044**	5.8608	**5.7261**	5.9978
United States dollar	**0.7479**	n/a	**0.7427**	n/a
European euro	**0.5849**	n/a	**0.5873**	n/a
British pounds sterling	**0.4210**	n/a	**0.4009**	n/a

(f) Investment Properties

Investment properties comprise investment interests in land and buildings held for the purpose of leasing to produce rental income and/or for capital appreciation. Investment properties are carried at their fair value.

Components of Investment Properties
Land and buildings (including integral plant and equipment) comprising investment properties, are regarded as composite assets and are disclosed as such in the Financial Report. Investment properties are not depreciated as they are subject to continual maintenance and regularly revalued on the basis described below. Taxation allowances for building, plant and equipment depreciation are claimed by trusts within the Consolidated Entity and are declared as tax deferred components of distributions.

Investment property carrying values include the costs of acquiring the properties. Where a contract of purchase includes a deferred payment arrangement, the acquisition value is determined as the cash consideration payable in the future, discounted to present value at the date of acquisition.

Amounts provided to customers as lease incentives and assets relating to fixed rental income increases in operating lease contracts are included within investment property values. Lease incentives are amortised over the lease term.

Revaluations of Investment Properties
An independent valuation of investment properties is obtained at least every three years to use as a basis for measuring the fair value of the properties.

The independent registered valuer determines the market value based on market evidence and assuming a willing, but not anxious, buyer and seller, a reasonable period to sell the property, and the property being reasonably exposed to the market.

At each reporting date occurring between obtaining independent valuations, the Directors review the carrying value of the Consolidated Entity's investment properties to be satisfied that, in their opinion, the carrying value of the investment properties reflects the fair value of the investment properties at that date.

Changes in fair value are recognised directly in the profit or loss. The net of unrealised revaluations from investment properties is transferred to the asset revaluation reserve.

Disposal of Investment Properties
The gain or loss on disposal of investment properties is calculated as the difference between the carrying amount of the property at the time of the disposal and the proceeds on disposal and is included in the profit or loss in the period of disposal. The balance of unrealised gains for the individual properties at the time of their disposal is transferred to the capital profits reserve.

Redevelopment Projects
Where a property is undergoing redevelopment, the cost of redevelopment is added to its previously stated fair value. The carrying amounts of redevelopment projects are reviewed to determine whether they are in excess of their recoverable amount at each reporting date. If the carrying amount of a redevelopment project exceeds its recoverable amount, the project is written down to the lower amount. The Consolidated Entity's policy is to revalue redevelopment properties to their fair value at the date of their practical completion.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Investment Properties (continued)

Development Costs of Investment Properties
Costs of development include the costs of all materials used in construction, costs of managing the project, holding costs and borrowing costs incurred during the development period.

The costs of development are included within investment properties. The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at the reporting date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised in the profit or loss in the period in which it occurs.

The Consolidated Entity's policy is to revalue development properties to their fair value at the date of their practical completion.

(g) Receivables

Trade debtors and rental debtors due within 30 days are not discounted (refer to note 1(m) for details of impairment). The collectibility of trade debtors is assessed at the reporting date. Debts which are known to be uncollectable are written off. An allowance for doubtful debts is made when some doubt as to collection exists.

Construction work in progress under contract is stated at cost plus profit recognised to date less an allowance for foreseeable losses and less progress billings. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred, relating to the Consolidated Entity's construction contract activities based on normal operating activity.

(h) Inventories

Work in progress in respect of construction projects, land subdivision and development projects includes the costs of acquisition, planning, management, development and holding costs such as rates and taxes. Work in progress is carried at the lower of cost and net realisable value.

(i) Property, Plant and Equipment

Items of plant and equipment are initially recorded at cost and depreciated using the straight-line method over their estimated useful lives to the Consolidated Entity. The estimated useful lives used for each class of asset are as follows:

Plant and Equipment	Useful Lives
Leasehold improvements	4 to 10 years
Plant and equipment	2 to 15 years

Refer also to note 1(l) in respect of leased property, plant and equipment.

(j) Finance Costs

Policy from 1 July 2005 Onwards
Expenditure incurred in obtaining debt finance is offset against the principal amount of the interest bearing liability to which it relates, and recognised as an interest expense on an effective yield basis over the life of the facility. Finance costs relating to a qualifying asset are capitalised as part of the cost of that asset using a weighted average cost of debt. Qualifying assets are assets which take more than 12 months to get ready for their intended use or sale. All other finance costs are expensed as incurred.

Comparative Year Policy – Up to 30 June 2005
Expenditure incurred in obtaining debt finance was deferred as an asset and written off over the period of the finance facility. Finance costs relating to a qualifying asset were capitalised as part of the cost of that asset using a weighted average cost of debt. Qualifying assets were assets which took more than 12 months to get ready for their intended use or sale. All other finance costs were expensed as incurred.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Investments

Investments in Equity Securities
Investments held for trading are classified as current assets and are stated at fair value with any resultant gain or loss recognised in profit or loss.

Other investments held by the Consolidated Entity (apart from investments in associates and joint ventures) are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss being recognised directly in equity except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss. Where these investments are interest bearing, interest calculated using the effective interest method is recognised in profit or loss.

Investments in listed entities which are designated as available-for-sale (other than investments in listed associates) are measured at fair value which is determined with reference to quoted bid price at reporting date. Changes in the fair value of such investments are recognised in equity. When investments classified as available-for-sale are sold, the accumulated fair value adjustments are included in the profit or loss as gains or losses from disposal of investment securities.

(l) Leased Assets
Leases under which the Consolidated Entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance Leases
A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Lease liabilities are reduced by repayments of principal. The interest components of the lease payments are expensed. Contingent rentals are expensed as incurred.

Finance Lease Payments
Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Operating Lease Payments
Payments made under operating leases are recognised as an expense on a straight-line bases over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense and spread over the lease term.

(m) Impairment
The carrying amounts of the Consolidated Entity's assets (except deferred tax assets, inventories and investment properties) are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such indication exists, the asset is written down to the recoverable amount. The write-down is expensed in the reporting period in which it occurs.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the profit or loss, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through profit or loss.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any identified intangible asset, then goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Goodwill and indefinite-life intangible assets were tested for impairment at 1 July 2004, the date of transition to AIFRS, even though no indication of impairment existed at that date.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Impairment (continued)

Calculation of Recoverable Amount
The recoverable amount of the Consolidated Entity's investments in held-to-maturity securities and receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment. Impairment testing of significant receivables that are not assessed as impaired individually is performed by placing them into portfolios of significant receivables with similar risk profiles and undertaking a collective assessment of impairment. Non-significant receivables are not individually assessed. Instead, impairment testing is performed by placing non-significant receivables in portfolios of similar risk profiles, based on objective evidence from historical experience adjusted for any effects of conditions existing at each balance date.

The recoverable amount of other assets is the greater of their fair value less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of Impairment
Impairment losses, other than those in respect of goodwill, are reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimate used to determine the recoverable amount.

An impairment loss in respect of goodwill is not reversed.

An impairment loss in respect of a held-to-maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed, with the amount of the reversal recognised in profit or loss.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non-current assets, the relevant cash flows are discounted to their present value.

(n) Interest Bearing Liabilities

(i) Policy from 1 July 2005 Onwards
Interest bearing liabilities are recognised on inception at their fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference being recognised in the profit or loss over the period of the borrowings on an effective interest basis, subject to set-off arrangements. Unpaid interest is accrued at the contracted rate and included in the Balance Sheet under current "Payables".

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Interest Bearing Liabilities (continued)

(ii) Comparative Year Policy – Up to 30 June 2005
Interest bearing liabilities were recognised at their principal amount. Unpaid interest was accrued at the contracted rate and included in the Balance Sheet as other creditors and accruals.

(o) Payables
Liabilities are recognised for amounts to be paid in the future for goods or services received by the Consolidated Entity prior to the end of the year.

(p) Provisions
A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the effect is material, a provision is determined by discounting the expected future cash flows (adjusted for expected future risks) required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability most closely matching the expected future payments, except where noted below. The unwinding of the discount is treated as part of the expense related to the particular provision.

Dividends/Distributions Payable
Provisions for dividends and distributions payable are recognised in the reporting period in which the dividends and distributions are declared for the entire undistributed amount regardless of the extent to which they will be paid in cash.

(q) Derivative Financial Instruments and Hedging
The Consolidated Entity uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operating, financing and investing activities. In accordance with its treasury policy, the Consolidated Entity does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are treated as trading instruments.

(i) Hedging Policies from 1 July 2005 Onwards
Transactions are designated as a hedge of the anticipated specific purchase or sale of goods or services, purchase of qualifying assets, or an anticipated interest transaction, only when they are expected to reduce exposure to the risks being hedged, are designated prospectively so that it is clear when an anticipated transaction has or has not occurred and it is probable the anticipated transaction will occur as designated.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the Income Statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is recognised in profit or loss.

(A) Cash Flow Hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised directly in equity. The gain or loss relating to any ineffective portion is recognised in the Income Statement.

(B) Hedges of Net Investment in Foreign Operation
The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in profit or loss.

(ii) Comparative Year Policies – Up to 30 June 2005
Gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, were deferred and included in the measurement of the anticipated transaction when the transaction had occurred as designated. Any gains or losses on the hedge transaction after that date were included in profit or loss.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Derivative Financial Instruments and Hedging (continued)

The net amounts receivable and payable under interest rate swap arrangements were accounted for on an accruals basis and were included in the interest expense.

The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses were recorded on the Balance Sheet from the date of inception of the hedge transaction. When recognised, the net receivables or payables were revalued using the foreign currency exchange rate current at the reporting date.

Where a hedge was redesignated as a hedge of another transaction, gains or losses arising on the hedge prior to its redesignation were only deferred where the original anticipated transaction was still expected to occur as designated. When the original anticipated transaction was no longer expected to occur as designated, any gains or losses relating to the hedge instrument were included in the Income Statement for the period.

(r) Intangible Assets

All business combinations on or after 1 July 2004 are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Management Rights

An intangible asset acquired as part of a business combination is recognised as distinct from goodwill if the asset is separable or arises from contractual or other legal rights, and its fair value can be measured reliably. Management rights, including indefinite-life contracts to manage assets, are carried at cost less accumulated amortisation and impairment losses. Where management rights are for an indefinite term and/or where renewal of rights is routinely renewed at minimal cost, no amortisation is provided but the rights are subject to an annual impairment test. Where management rights are for a finite period, they are amortised on a straight-line basis over that term.

Goodwill

Goodwill is stated at cost less any accumulated impairment losses. No amortisation is provided. Goodwill is tested annually for impairment. For the purpose of impairment testing, goodwill is allocated to the related cash-generating units monitored by management. Valuation methods based on multiples of before tax earnings are used to estimate the recoverable value of the reporting unit. Where the recoverable amount of the reporting unit is less than its carrying amount, including goodwill, an impairment loss is recognised in the profit or loss.

(s) Income Tax

Income tax is recognised in the Income Statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not accounted for: goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in controlled entities to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from distributions/dividends are recognised at the same time as the liability to pay the related distribution/dividends.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) Income Tax (continued)

Tax Consolidation
The Company is the head entity in a tax consolidated group comprising all Australian wholly-owned subsidiaries (this excludes MGI and its controlled entities). The head entity recognises all of the current tax assets and liabilities of the tax consolidated group (after elimination of intra-group transactions).

The tax consolidated group has entered into a tax funding arrangement that requires wholly-owned subsidiaries to make contributions to the head entity for current tax assets and liabilities arising from external transactions during the year. Under the tax funding arrangements, the contributions are calculated on a "standalone basis" so that the contributions are equivalent to the tax balances generated by external transactions entered into by wholly-owned subsidiaries within the tax consolidated group. The timing of contributions reflects the timing of the head entity's obligations to make payments for tax liabilities to the relevant tax authorities. The assets and liabilities arising under the tax funding arrangement are recognised as inter-company assets and liabilities with a consequential adjustment to income tax expense/revenue.

MGI and its Controlled Entities
Under current Australian income tax legislation, MGI and its controlled entities are not liable for income tax, including capital gains tax, provided that Securityholders are presently entitled to the distributable income of MGI as calculated for trust law purposes. Tax allowances for building and plant and equipment depreciation are distributed to Securityholders in the form of tax deferred components of distributions. Any taxable capital gains are distributed.

(t) Goods and Services Tax ("GST")
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case, it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivable or payables in the Balance Sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to, the taxation authority, are presented as operating cash flow.

(u) Employee Benefits

Wages, Salaries and Annual Leave
Liabilities for wages and salaries, including non-monetary benefits, and annual leave that are expected to be settled within 12 months of the reporting date representing present obligations resulting from employees' services provided to the reporting date. These are calculated at undiscounted amounts based on remuneration wage and salary rates that the Consolidated Entity expects to pay as at reporting date including related on-costs, such as workers' compensation insurance and payroll tax.

Long-term Service Benefits
The Consolidated Entity's net obligation in respect of long-term service benefits, other than defined benefit superannuation funds, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted to reflect the estimated timing of benefit payments.

Defined Contribution Superannuation Funds
Obligation for contributions to defined contribution superannuation funds are recognised as an expense as incurred.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u) Employee Benefits (continued)

Defined Benefit Superannuation Funds
A liability or asset in respect of a defined benefit superannuation fund is recognised in the Balance Sheet, and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund's assets at that date. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries using the projected unit credit method. Consideration is given to the expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited directly to equity.

Employee Securities Acquisition Plan ("ESAP")
Because of the limited recourse nature of certain loans provided to employees in respect of securities granted to them under the terms of the ESAP, the value of the limited recourse feature of those loans is required to be accounted for as an option. The fair value of options is expensed with a corresponding increase in the Employee Compensation Reserve. The options expense is calculated on a straight-line basis over the year to the vesting date and assumes that all conditions of the grant and employee service will be met. The fair value of options is measured at grant date using a combination of Monte Carlo simulations and numerical option valuation in a lattice framework.

Where the Company has issued or purchased securities in advance of ESAP vesting conditions being met by employees, these securities are recognised as a debit balance in equity and classified as Treasury Securities. These securities are treated as ordinary issued securities only when the vesting conditions of these securities under the ESAP have been met.

The above accounting policy has not been applied to options that were issued prior to 7 November 2002 but vested before 1 January 2005.

(v) Segment Reporting
Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the portion that can be allocated to the segment on a reasonable basis. Segment assets and liabilities include all assets and liabilities used by a segment which can be directly attributed to segment activity, excluding tax assets and liabilities.

Change in Segment Reporting
Prior to the current accounting year, business segments were presented as the primary reporting segment of the Consolidated Entity. As a result of the expansion in overseas operations of the Consolidated Entity geographical segments are now presented as the primary reporting segment. This change does not have any impact on the consolidated result for the current year or the previous year.

(w) Australian Accounting Standards Issued but Not Yet Effective
As at the date of this financial report, there are a number of new and revised accounting standards on issue with mandatory application dates after the end of the current reporting period. Of these, only AASB 119 Employee Benefits (issued December 2004) and AASB 2004-3 have been adopted early. These standards made available two additional options for accounting for defined benefit obligations one of which was selected by Macquarie Goodman (refer note 1(u) above). The Consolidated Entity has not early adopted any other accounting standards. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact on the type of information disclosed in relation to the Consolidated Entity's financial statements.

(x) Rounding
In accordance with Australian Securities and Investments Commission Class Order 98/100 (as amended), the amounts shown in the Financial Report and Directors' Report have been rounded to the nearest hundred thousand dollars, unless otherwise stated.

(y) Comparative Figures
Where applicable, certain comparative figures have been restated to conform with the presentation in the current year's Financial Report.

NOTE 2. EARNINGS PER SECURITY

	Consolidated	
	2006 ¢	2005 ¢
ATTRIBUTABLE TO SECURITYHOLDERS		
Basic earnings per security	34.6	9.9
Basic earnings per security as disclosed under Previous GAAP	-	7.4
Basic earnings/(loss) per Company share	3.2	(13.4)
Diluted earnings per security	34.3	9.5
Diluted earnings per security as disclosed under Previous GAAP	-	7.2
Diluted earnings/(loss) per Company share	3.2	(13.4)
Distribution/dividend per security – refer to note 2(ii)	27.5	20.9

	Number of securities	
	2006	2005
Weighted average number of securities used in calculating basic earnings per Company share and security, and distribution/dividend per Company share and security	1,447,031,063	676,402,875
Effect of securities issued under the ESAP accounted for as treasury securities	14,493,370	3,604,167
Effect of RePS conversion	11,579,383	-
Effect of executive options on issue	7,178,376	18,997,334
Weighted average number of securities used in calculating diluted earnings per Company share and security	1,480,282,192	699,004,376

(i) Profit after Tax used in Calculating Earnings per Security and Share

Consolidated	2006 $M	2005 $M
Profit after tax used in calculating basic earnings per security	500.1	66.7
Add: RePS interest	2.5	-
Effect of Treasury securities and options	4.6	-
Profit after tax used in calculating diluted earnings per security	507.1	66.7
Company		
Profit after tax used in calculating basic and diluted earnings per Company share	47.1	(90.9)

(ii) Dividends and Distributions Used in Calculating Dividend/Distribution per Security/Share

30 June 2004 dividend of 3.5 cents	-	9.6
30 September 2005 distribution of 6.875 cents (30 September 2004: nil)	96.8	-
31 December 2005 distribution of 6.875 cents (31 December 2004: dividend of 4.5 cents)	98.6	12.5
31 March 2006 distribution of 6.875 cents (31 March 2005: distribution of 6.475 cents)	99.9	81.5
30 June 2006 distribution of 6.875 cents (30 June 2005: distribution of 6.475 cents)	108.5	90.3
	403.8	193.9

NOTE 3. ACQUISITIONS OF CONTROLLED ENTITIES

The Consolidated Entity acquired all of the issued share capital of Arlington Securities Plc ("Arlington") and of Eurinpro International SA ("Eurinpro") on 23 December 2005 and 1 June 2006 respectively. The Consolidated Entity also acquired 60% of the issued equity of Ascendas Global Gateway Pte Limited ("AGG Singapore"), a Singapore company, and all of the issued share capital of Growth Link Limited, a Hong Kong company.

The effect of the acquisitions on the Consolidated Entity's assets and liabilities is as follows:

	Arlington $M	Eurinpro $M	Other $M	Total $M
Cash assets	37.2	7.8	1.1	46.1
Receivables	48.6	15.5	0.2	64.3
Inventories	-	245.4	-	245.4
Investments in listed funds	10.7	-	-	10.7
Investments in unlisted funds	87.2	-	-	87.2
Investments accounted for using the equity method	18.8	-	-	18.8
Investment properties	-	-	76.5	76.5
Property, plant and equipment	-	5.1	-	5.1
Other assets	-	0.9	-	0.9
Payables	(75.7)	(36.5)	(1.2)	(113.4)
Interest bearing liabilities	(73.0)	(160.9)	(12.9)	(246.8)
Deferred tax liabilities	(5.9)	-	(0.3)	(6.2)
Net identifiable assets and liabilities [2]	**47.9**	**77.3**	**63.4**	**188.6**
Less: Minority interests	-	-	(2.6)	(2.6)
Add: Intangible assets on acquisition	456.9	705.3	-	1,162.2
Total consideration payable	**504.8**	**782.6**	**60.8**	**1,348.2**
Less:				
Issue of securities	-	170.8	-	170.8
Deferred consideration	68.8	119.4	-	188.2
Transaction costs	17.3	58.0	-	75.3
Gross cash outflow[1]	**418.7**	**434.4**	**60.8**	**913.9**
Cash held by controlled entities on acquisition	(37.2)	(7.8)	(1.1)	(46.1)
Net cash outflow	**381.5**	**426.6**	**59.7**	**867.8**

[1] The gross cash outflow includes transaction costs paid of $41.6 million.
[2] The net identifiable assets and liabilities shown above have been stated after fair value adjustments. For Arlington, fair value adjustments reduced net assets and liabilities on acquisition by $128.7 million, and related to intangibles (reduction of $98.3 million), deferred taxes (reduction of $5.9 million), defined benefit pension liability (reduction of $14.8 million), property, plant and equipment (reduction of $7.2 million), income tax payable (reduction of $7.6 million), interest bearing liabilities (reduction of $3.1 million) and equity accounted investments (increase of $8.1 million). For Eurinpro, the fair value adjustment increased the balance of construction contract receivables by $9.9 million.

The Consolidated Entity issued 33,483,220 securities at $5.10 per security on 1 June 2006 to acquire Eurinpro. This value per security differs from the published price at that date, being $5.77, but is equal to the price paid by institutional and sophisticated investors for securities issued on 31 May 2006. The difference between the value attributed to, and the published price of, the securities issued to acquire Eurinpro is $22.4 million.

Goodwill has arisen on the acquisition of Eurinpro because future anticipated economic benefits from that entity do not meet the criteria for recognition as intangible assets at the date of acquisition.

NOTE 3. ACQUISITIONS OF CONTROLLED ENTITIES (CONTINUED)

Details of the entities acquired are set out below:

			Actual Contribution since acquisition		Contribution if acquisition took place on 1 July 2005	
Entity acquired	Principal activity	Date of acquisition	Revenue $M	Profit before tax $M	Revenue $M	Profit before tax $M
Arlington	Property asset management	23 Dec 2005	68.1	30.1	115.9	5.9
Eurinpro	Property development	1 Jun 2006	1.2	2.3	Refer[1] below	
Growth Link[2]	Property investment	30 Aug 2005	0.8	0.2	1.2	0.4
AGG Singapore	Property investment	4 Oct 2005	0.8	(0.3)	1.1	(0.4)

[1] It is not practicable to calculate the revenue or profit contribution to Macquarie Goodman if the acquisition had taken place on 1 July 2005, as the likelihood of disposal of industrial properties created by Eurinpro to third parties not managed by Macquarie Goodman has changed. Eurinpro's consolidated profit for the 12 months to 31 December 2005 per their audited financial statements is Euro 27.5 million.

[2] Growth Link Limited forms part of the Hong Kong Wholesale Fund. During the period from acquisition to the launch of the Hong Kong Wholesale Fund Growth Link contributed $0.2 million to consolidated profit after tax.

NOTE 4. DISPOSALS OF INTERESTS IN CONTROLLED ENTITIES

(a) Launch of the Macquarie Goodman Wholesale Fund

On 20 December 2005, two controlled entities of MGI, Macquarie Goodman Wholesale Trust No 1 (formerly Macquarie Goodman Thomas Trust) and Macquarie Goodman Wholesale Trust No 2 (collectively known as Macquarie Goodman Wholesale Fund ("MGW")) redeemed 67.4% of their issued equity held by the Consolidated Entity. MGW subsequently issued equity to third parties reducing the Consolidated Entity's equity interest to 32.6% of MGW at that time. Proceeds from the unit redemption of $409 million were paid to the Consolidated Entity. Subsequent to the transaction, the Consolidated Entity accounts for its interest in MGW using the equity accounting method.

Up to the date of disposal of the equity, MGW contributed profit of $48.9 million to the consolidated profit after tax for the year.

The principal effect of the disposal was a decrease in investment properties of the Consolidated Entity of $834.2 million, and a decrease in interest bearing liabilities of $233 million. The net cash inflow on disposal was $407.6 million.

(b) Launch of the Hong Kong Wholesale Fund

Reduction of MGI's interest in MGI HK Investment ("MGIHK")
On 14 November 2005, the Consolidated Entity sold 50% of its equity interest in MGIHK to Macquarie Bank Limited for consideration of $0.3 million (HK$1.6 million). Subsequent to the transaction, the Consolidated Entity accounted for its interest in MGIHK using the equity accounting method.

Up to the date of the initial part-disposal of the entity, MGIHK contributed profit of $0.7 million to the consolidated profit after tax for the year.

The principal effect of the disposal was a decrease in investment properties of the Consolidated Entity of $475 million and a decrease in interest bearing liabilities of $481 million. The net cash outflow on disposal was $8.7 million (HK$47.8 million).

On 7 April 2006 the Consolidated Entity further reduced its shareholding in MGIHK on the launch of the Hong Kong Wholesale Fund. The Consolidated Entity's remaining interest in the Hong Kong Wholesale Fund continues to be accounted for using the equity accounting method.

On 7 April 2006 the Consolidated Entity subscribed for and received a 37.52% stake in the Hong Kong Wholesale Fund. The cost of this investment was $228.6 million. Prior to 30 June 2006, this investment was reduced to 16.8%. The Consolidated Entity received $128.2 million from selling down its holding.

NOTE 5. SEGMENT REPORTING

The Consolidated Entity is based in Australia and has operations in New Zealand, Asia and Europe. Products and services undertaken by the Consolidated Entity in each region are as follows: Direct and indirect ownership of investment properties, funds management, property management, leasing services, due diligence works and development management.

Geographical segment revenue and expenses are presented based on the geographical location of customers serviced. Segment assets and liabilities are classified based on the location of the assets.

Primary Segment Reporting - Geographical Segments

	Australia		New Zealand		Asia		Europe		Eliminations		Consolidated	
Year ended 30 June	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
	$M	$M	**$M**	$M	**$M**	$M	**$M**	$M	**$M**	$M	**$M**	$M
Revenue (gross property income, funds management, property services and development management)	**434.4**	184.7	**12.5**	16.9	**11.0**	0.2	**66.2**	-	**-**	-	**524.1**	201.8
Net gains from fair value adjustments on investment properties	**113.5**	25.5	**-**	-	**-**	-	**-**	-	**-**	-	**113.5**	25.5
Net gain on disposal of investment properties	**30.4**	4.1	**8.2**	11.1	**-**	-	**0.7**	-	**-**	-	**39.3**	15.2
Share of net results of equity accounted investments	**16.7**	-	**20.1**	2.7	**8.7**	3.6	**1.2**	-	**-**	-	**46.7**	6.3
Net gain on disposal of equity investments	**3.7**	-	**-**	0.2	**1.0**	-	**-**	-	**-**	-	**4.7**	0.2
Distributions from listed investments	**-**	-	**-**	2.6	**7.5**	5.1	**0.3**	-	**-**	-	**7.8**	7.7
Dividends/distributions from unlisted investments	**-**		**-**		**-**		**0.9**		**-**		**0.9**	-
Total revenue and other income	**598.7**	214.3	**40.8**	33.5	**28.2**	8.9	**69.3**	-	**-**	-	**737.0**	256.7

NOTE 5. SEGMENT REPORTING (CONTINUED)

	Australia		New Zealand		Asia		Europe		Eliminations		Consolidated	
Year ended 30 June	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
	$M	**$M**	**$M**	**$M**	**$M**	**$M**	**$M**	**$M**	**$M**	**$M**	**$M**	**$M**
SEGMENT RESULT												
Profit before income tax	**438.1**	24.2	**21.2**	18.7	**14.0**	8.5	**32.5**	-	-	-	**505.8**	51.4
Income tax (expense)/benefit											**(5.5)**	17.0
Profit for the year											**500.3**	68.4
CASH FLOWS												
- from operating activities	**275.9**	101.5	**(2.9)**	(2.2)	**(1.5)**	(0.4)	**2.1**	-	-	-	**273.6**	98.9
- from investing activities	**112.1**	(455.3)	**(97.1)**	112.5	**(652.4)**	(145.1)	**(822.4)**	-	-	-	**(1,459.8)**	(487.9)
- from financing activities	**(236.5)**	315.5	**98.0**	(113.3)	**678.9**	183.7	**661.9**	-	-	-	**1,202.3**	385.9
Capital expenditure	**(585.1)**	(273.8)	**(222.8)**	(178.1)	**(482.8)**	(126.3)	**(89.3)**	-	-	-	**(1,380.0)**	(578.2)
Impairment losses[1]	-	(95.4)	-	-	-	-	-	-	-	-	-	(95.4)

[1] Impairment of parent entity management rights on stapling of the Company and MGI securities in February 2005.

NOTE 5. SEGMENT REPORTING (CONTINUED)

Primary Segment Reporting - Geographical Segments

	Australia		New Zealand		Asia		Europe		Eliminations		Consolidated	
Year ended 30 June	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M
ASSETS												
Investment properties	3,988.4	4,490.3	180.9	141.8	20.7	126.3	-	-	-	-	4,190.0	4,758.4
Investments accounted for using the equity method	189.3	-	155.0	113.7	110.2	6.3	20.7	-	-	-	475.2	120.0
Other financial assets	-	-	-	-	132.1	101.0	99.1	-	-	-	231.2	101.0
Intangible assets	-	-	5.6	6.0	-	-	1,180.0	-	-	-	1,185.6	6.0
Inventories	23.0	30.7	-	-	10.5	-	226.9	-	-	-	260.4	30.7
Other assets	701.7	67.7	29.8	27.9	52.5	30.7	159.3	-	(532.5)	-	410.8	126.3
Segment assets	4,902.4	4,588.7	371.3	289.4	326.0	264.3	1,686.0	-	(532.5)	-	6,753.2	5,142.4
Unallocated assets	-	-	-	-	-	-	-	-	-	-	-	-
Total assets	4,902.4	4,588.7	371.3	289.4	326.0	264.3	1,686.0	-	(532.5)	-	6,753.2	5,142.4
LIABILITIES												
Payables	(58.6)	(72.2)	(44.1)	(45.4)	(2.2)	(2.6)	(879.4)	-	532.5	-	(451.8)	(120.2)
Interest bearing liabilities	(888.0)	(1,419.0)	(277.5)	(191.6)	(263.4)	(252.6)	(743.4)	-	-	-	(2,172.3)	(1,863.2)
Provisions	(118.7)	(93.2)	(0.6)	(0.1)	-	-	(13.8)	-	-	-	(133.1)	(93.3)
Deferred tax liabilities	-	-	-	(0.7)	(17.3)	(12.7)	(7.4)	-	-	-	(24.7)	(13.4)
Segment liabilities	(1,065.3)	(1,584.4)	(322.2)	(237.8)	(282.9)	(267.9)	(1,644.0)	-	532.5	-	(2,781.9)	(2,090.1)
Unallocated liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Total liabilities	(1,065.3)	(1,584.4)	(322.2)	(237.8)	(282.9)	(267.9)	(1,644.0)	-	532.5	-	(2,781.9)	(2,090.1)
Net assets/(liabilities)	3,837.1	3,004.3	49.1	51.6	43.1	(3.6)	42.0	-	-	-	3,971.3	3,052.3

Change in Segment Reporting

The Consolidated Entity previously identified business segments as its primary reporting segment. As the Consolidated Entity continues to expand into new geographical locations, the geographical segment has been identified as the primary reporting segment reflecting its internal management and reporting structure. This change does not have any impact on the reported financial result for the comparative year.

NOTE 5. SEGMENT REPORTING (CONTINUED)

Secondary Segment Reporting - Business Segments

	Property investment		Funds management		Property services		Development management		Other investments		Eliminations		Consolidated	
Year ended 30 June	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M
2006														
External segment revenue and other income	590.9	195.6	62.8	13.6	9.4	10.5	17.0	22.8	7.5	7.7	-	-	687.6	250.2
Share of net results of equity accounted investments	32.9	2.1	7.4	4.2	1.3	-	5.1	-	-	-	-	-	46.7	6.3
Unallocated revenue													2.7	0.2
Total revenue and other income													737.0	256.7
SEGMENT RESULT	527.7	166.2	38.0	16.9	1.2	(0.1)	11.0	16.7	7.5	5.1	(10.6)	(4.1)	574.8	200.7
Net financing costs													(69.0)	(24.1)
Impairment of management rights on stapling													-	(95.4)
Merger transaction expenses													-	(22.5)
Unallocated revenues and expenses													-	(7.3)
Profit before income tax													505.8	51.4
Income tax (expense)/benefit													(5.5)	17.0
Profit after tax													500.3	68.4
ASSETS														
Segment assets	5,987.6	4,866.4	5.6	6.9	8.5	7.7	60.9	36.0	132.1	101.0	-	-	6,194.7	5,018.0
Equity accounted investments	466.6	113.7	8.6	6.3	-	-	-	-	-	-	-	-	475.2	120.0
Unallocated assets													83.3	4.4
Consolidated total assets													6,753.2	5,142.4
LIABILITIES														
Segment liabilities	(91.7)	(94.9)	(4.4)	(101.4)	(8.3)	(8.4)	(45.3)	(2.9)	(108.2)	-	-	-	(257.9)	(207.6)
Unallocated liabilities													(2,524.0)	(1,882.5)
Consolidated total liabilities													(2,781.9)	(2,090.1)
Acquisitions of non-current assets	(1,375.0)	(573.5)	-	(3.5)	-	(1.2)	-	-	-	-	(5.0)	-	(1,380.0)	(578.2)

NOTE 6. CRITICAL ACCOUNTING ESTIMATES USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

Estimates and assumptions concerning the future are made by the Consolidated Entity. Estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Investment property values

Investment properties are carried at their fair value. Valuations are either based on an independent valuation or on a Directors' review of the carrying value. Valuations are determined based on assessments and estimates of uncertain future events, including:

- upturns and downturns in property markets and availability of similar properties;
- vacancy rates; and
- capital expenditure.

At 30 June 2006, the carrying value of completed investment properties held by the Consolidated Entity is $3,794.6 million (2005: $4,030.4 million).

(b) Intangible assets

The Consolidated Entity recognises both management rights and goodwill in its Balance Sheet at 30 June 2006.

Management Rights

Management rights represent the cost less impairment of direct and indirect asset management arrangements. The carrying values of these assets are assessed annually taking into account uncertain future events, including:

- the period over which the future fee income streams continue to be received;
- the likelihood of renewal of contractual agreements to manage funds at minimal cost; and
- the future financial performance of the entities which generate those future fee income streams.

At 30 June 2006, the carrying value of management rights held by the Consolidated Entity is $481.8 million (2005: $6.0 million).

Goodwill

Goodwill carried by the Consolidated Entity represents the excess of the purchase price paid to acquire control over entities or groups of entities over the fair value of the net assets acquired. The carrying value of these assets is reviewed annually. The value is dependent on the assessment of uncertain future events, including the future profitability of the businesses acquired.

At 30 June 2006, the carrying value of goodwill for the Consolidated Entity is $703.8 million (2005: $nil).

NOTE 7. EMPLOYEE EXPENSES

		Consolidated		Parent Entity	
		2006	2005	**2006**	2005
	Note	**$M**	$M	**$M**	$M
Wages and salaries		**36.2**	14.9	-	-
Contributions to defined contribution funds		**1.9**	1.5	-	-
Increase in liability for defined benefit funds	33(a)	**1.4**	-	-	-
Increase in liability for annual and long service leave		**0.8**	1.0	-	-
Equity-settled transactions	33(b)	**7.5**	5.6	**7.5**	3.7
		47.8	23.0	**7.5**	3.7

NOTE 8. PROFIT/(LOSS) BEFORE INCOME TAX

	Consolidated		Parent Entity	
	2006	2005	2006	2005
	$M	$M	$M	$M
Profit/(Loss) before Income Tax has been arrived at after (Charging)/Crediting the Following Items:				
Financial income				
Interest income from:				
- Related parties	-	-	**14.9**	-
- Controlled entities	-	-	-	1.5
- Other parties	**3.4**	1.8	**0.8**	0.8
Dividends from controlled entities	-	-	-	14.8
Dividends/distributions from listed property trusts	-	-	-	1.1
Fair value gains on ineffective portion of derivatives	**10.3**	-	-	-
Foreign exchange gain	**2.6**	-	-	-
	16.3	1.8	**15.7**	18.2
Financial expenses				
Bank loans and overdraft interest	**(126.1)**	(48.8)	-	(1.4)
Amortisation of borrowing costs	-	-	**(0.1)**	(0.1)
Interest on loans from controlled entities	-	-	**(26.7)**	(1.1)
Reset Preference Units ("RePS") interest	**(3.0)**	-	-	-
Other	**(3.4)**	-	-	(0.3)
Capitalised borrowing costs	**47.2**	22.9	-	-
	(85.3)	**(25.9)**	**(26.8)**	**(2.9)**
Net financing costs	**(69.0)**	**(24.1)**	**(11.1)**	**15.3**
Proceeds from sale of investment properties	**578.3**	257.0	-	-
Carrying value of investment properties sold	**(539.0)**	(241.8)	-	-
Net gain on disposal of investment properties	**39.3**	**15.2**	-	-
Depreciation of property, plant and equipment	**(1.1)**	(0.6)	-	-
Amortisation of leasehold improvements	**(0.1)**	(0.1)	-	-
Total depreciation and amortisation	**(1.2)**	**(0.7)**	-	-
Operating lease rental expenses	**(3.9)**	(2.7)	-	-

NOTE 9. TAXATION

	Consolidated		Parent Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Income Tax (Expense)/Benefit				
Current Tax (Expense)/Benefit (note (a))				
Current year	**(12.6)**	(4.6)	**2.5**	27.7
Adjustment for prior years	**(0.4)**	(0.2)	**(0.2)**	-
	(13.0)	(4.8)	**2.3**	27.7
Deferred Tax Benefit/(Expense) Recognised in the Income Statement				
Movements in deferred tax	**7.5**	21.8	**(1.2)**	-
Other	**-**	-	**(0.2)**	-
	7.5	21.8	**(1.4)**	-
Total	**(5.5)**	17.0	**0.9**	27.7
(a) Income Tax Benefit/(Expense)				
Profit/(Loss) before income tax	**505.8**	51.4	**(18.7)**	(96.4)
Primary facie income tax (expense)/benefit calculated at 30% (2005: 30%) on the profit before income tax	**(151.7)**	(15.4)	**5.6**	28.9
(Increase)/decrease in income tax due to:				
- Profit attributable to Unitholders	**135.9**	47.5	**-**	-
- Impairment of management rights on stapling	**-**	(10.8)	**-**	(3.9)
- Other non-deductible items	**(3.7)**	(0.4)	**-**	(0.2)
- Non-assessable income – intragroup dividend	**-**	-	**-**	4.4
- Net assessable foreign income	**(2.5)**	(1.4)	**(1.0)**	(0.4)
- Net foreign tax credits received	**0.8**	0.7	**-**	-
- Non-deductible interest expense	**(2.0)**	-	**(2.0)**	-
- Non-deductible share option expense	**(2.2)**	(1.9)	**(2.2)**	(1.1)
- Other items	**21.0**	(1.1)	**0.7**	-
Difference in overseas tax rates	**(0.7)**	-	**-**	-
Under provision in prior year	**(0.4)**	(0.2)	**(0.2)**	-
Income tax (expense)/benefit attributable to profit	**(5.5)**	17.0	**0.9**	27.7
(b) Deferred Tax Recognised Directly in Equity				
Relating to revaluation of investments	**(2.2)**	(11.2)	**-**	-
Other	**(1.3)**	-	**-**	-
	(3.5)	(11.2)	**-**	-
(c) Current Tax Receivables				
Balance at the beginning of the year	**6.3**	0.1	**2.6**	0.4
Movements during the year:				
- Income taxes paid (net of refunds)	**1.6**	10.4	**(3.7)**	2.4
- Income tax (expense)/benefit on profit from current year's profit	**(6.4)**	(4.0)	**2.5**	(0.2)
- Income tax refundable	**-**	-	**5.4**	-
Under provision in prior year	**(0.4)**	(0.2)	**(0.2)**	-
Balance at the end of the year	**1.1**	6.3	**6.6**	2.6

NOTE 9. TAXATION (CONTINUED)

	Consolidated		Parent Entity	
	2006 $M	2005 $M	2006 $M	2005 $M
(d) Current Tax Payables				
Balance at the beginning of the year	-	-	-	-
Movements during the year:				
- Income taxes paid (net of refunds)	2.6	-	-	-
- Income tax expense on profit from current year's profit	(6.2)	-	-	-
- Balance of provisions held by controlled entities at the date of acquisition	(9.0)	-	-	-
Balance at the end of the year	(12.6)	-	-	-

NOTE 10. DIVIDENDS AND DISTRIBUTIONS

(a) Dividends Declared by the Company
No dividends were declared or paid by the Company during the year ended 30 June 2006 or up to the date of this report. The following information is provided in respect of the comparative year:

	Dividend cps	Total amount $M	Franked/ unfranked	Franked %	Date of payment
Year ended 30 June 2005					
Final 2004 dividend	3.5	9.6	Partly franked	57.0	22 Sep 2004
Interim 2005 dividend	4.5	12.5	Partly franked	30.0	2 Feb 2005
	8.0	**22.1**			

(b) Distributions Declared by MGI

Distributions from MGI	Distribution cpu	Total Amount $M	Date of payment
Distributions for the quarters ended:			
- 30 September 2005	6.875	96.8	3 Nov 2005
- 31 December 2005	6.875	98.6	7 Feb 2006
- 31 March 2006	6.875	99.9	5 May 2006
- 30 June 2006	6.875	108.5	23 Aug 2006
	27.50	**403.8**	
Distributions for the comparative quarters ended:			
- 31 March 2005	6.475	81.5	3 May 2005
- 30 June 2005	6.475	90.4	19 Aug 2005
	12.950	**171.9**	

Details of distributions paid or declared by MGI for the comparative year are included from 1 February 2005 only as MGI did not form part of the Consolidated Entity prior to this date.

NOTE 10. DIVIDENDS AND DISTRIBUTIONS (CONTINUED)

Dividend Franking Account

	Parent Entity	
	2006	2005
	$M	$M
30% franking credits available to Shareholders for subsequent financial years	**1.3**	(0.6)

The partly franked dividends paid during the year were franked at the tax rate of 30%.

The above amounts are based on the balance of the dividend franking account at year end adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;
(b) franking debits that will arise from the payment of dividends recognised as a liability at year end;
(c) franking credits that will arise from the receipt of dividends recognised as a receivable at year end; and
(d) franking credits that the entity may be prevented from distributing in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

NOTE 11. RECEIVABLES

	Consolidated		Parent Entity	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
CURRENT				
Trade debtors	**61.6**	20.2	**0.2**	1.2
Other debtors[1]	**138.5**	27.3	**0.4**	3.5
Construction contract receivables	**41.9**	-	**-**	-
Receivables from the ESAP[2]	**2.7**	2.2	**0.8**	4.4
Loans to controlled entities[3]	**-**	-	**35.0**	6.6
Loans to other related parties	**42.6**	0.6	**2.0**	-
Other	**18.7**	-	**0.7**	
	306.0	50.3	**39.1**	15.7
NON-CURRENT				
Other debtors[1]	**0.7**	-	**-**	-
Receivables from ESAP[2]	**1.8**	4.8	**-**	5.2
Loans to other related parties	**7.2**	-	**-**	-
Loans to controlled entities[3]	**-**	-	**444.6**	49.3
	9.7	4.8	**444.6**	54.5

[1] Other debtors at 30 June 2006 includes $71.3 million receivable from the sale of investment properties (2005: $24.7 million).
[2] Amounts receivable from employees bear interest at the Consolidated Entity's weighted average interest rate of 6.1% per annum (2005: 6.5%) and are for periods of up to five years. Loans shown are full recourse in respect of those securities vested under the ESAP.
[3] Details of loans to controlled entities are set out in note 32.

NOTE 12. INVENTORIES

	Consolidated		Parent Entity	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
CURRENT				
Work in progress	**241.4**	13.5	-	-
NON-CURRENT				
Work in progress	**19.0**	17.2	-	-

Inventories relate to construction projects undertaken by Eurinpro, the Brickworks Joint Venture, the development of a property in Shanghai, and the Moorabbin Airport Corporation Pty Limited development project.

Details of transactions with related parties involving work in progress are set out in note 32.

NOTE 13. OTHER ASSETS

	Consolidated		Parent Entity	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
CURRENT				
Refundable deposits for the purchase of investment properties	**34.0**	33.4	-	-
Prepayments	**13.1**	11.2	-	-
Other	-	2.0	-	1.0
	47.1	**46.6**	-	**1.0**
NON-CURRENT				
Other	-	0.8	-	-

NOTE 14. INVESTMENT PROPERTIES

	2006	2006	2006	2006	2005	2005	2005	2005
	Completed Investment Properties	Redevelopment Projects	Investment Properties under Development	Total Investment Properties	Completed Investment Properties	Redevelopment Projects	Investment Properties under Development	Total Investment Properties
	$M	$M	$M	$M	$M	$M	$M	$M
Carrying amount at the beginning of the year	**4,030.4**	**186.3**	**541.7**	**4,758.4**	-	-	-	-
Cost of acquisition:								
- on acquisition of MGI	-	-	-	-	3,657.4	225.1	368.2	4,250.7
- on acquisition of other controlled entities	-	-	-	-	126.3	-	-	126.3
- other acquisitions	**572.8**	-	**78.5**	**651.3**	203.2	-	169.0	372.2
Costs capitalised	**298.4**	**103.2**	**308.6**	**710.2**	52.3	9.6	164.0	225.9
Transfers in/(out)	**615.2**	**(225.8)**	**(389.4)**	-	200.9	(48.4)	(152.5)	-
Disposals:								
- carrying value of properties sold	**(391.4)**	-	**(147.6)**	**(539.0)**	(235.2)	-	(7.0)	(242.2)
- on disposal of interests in controlled entities	**(1,444.3)**	-	**(60.1)**	**(1,504.4)**	-	-	-	-
Changes in fair value	**113.5**	-	-	**113.5**	25.5	-	-	25.5
Carrying amount at the end of the year	3,794.6	63.7	331.7	4,190.0	4,030.4	186.3	541.7	4,758.4

Redevelopment projects represent properties previously included within completed investment properties but now undergoing redevelopment works with the intention of continued use as investment properties.

As at 30 June 2006, investment properties with a carrying value of $4,015.6 million were subject to charges to secure bank loans.

The Parent Entity did not hold any investment properties at any time during the year or the comparative year.

NOTE 14. INVESTMENT PROPERTIES (CONTINUED)

Properties	Development/ Investment/ Redevelopment Property	Acquisition Date	Original Purchase Price	Cost Including Capital Expenditure	Valuation Date	Valuation	Cost since Acquisition	Disposal during the Year	Revaluation Increment/ (Decrement)	Book Value 30 June 2006
			$M	$M		$M	$M	$M	$M	$M
AUSTRALIA										
Warehouse/Distribution Centres										
GreystanesPark, Prospect, NSW										
- East Stage 1	I	1 Feb 2005	61.7	114.6	30 Jun 2006	123.0	52.9	-	8.4	123.0
- West Stage 2	I	1 Feb 2005	53.9	72.8	31 Dec 2005	74.5	18.9	-	1.2	74.0
			115.6	187.4		197.5	71.8	-	9.6	197.0
MFive Industry Park, Moorebank, NSW	I, D	1 Feb 2005	108.7	133.5	31 Dec 2005	132.0	24.8	-	0.4	133.9
Centenary Distribution Centre, Moorebank, NSW										
- Stage 1	I	1 Feb 2005	46.5	46.6	1 Feb 2005	46.5	0.1	-	-	46.6
- Stage 2	I, D	1 Feb 2005	19.8	24.8	1 Feb 2005	19.8	5.0	-	-	24.8
			66.3	71.4		66.3	5.1	-	-	71.4
Roberts Distribution Centre, Chullora, NSW										
- Building A	I	1 Feb 2005	25.2	25.4	30 Jun 2006	22.0	0.2	-	(3.4)	22.0
- Building B	I	1 Feb 2005	36.4	36.8	30 Jun 2006	38.0	0.4	-	1.2	38.0
			61.6	62.2		60.0	0.6	-	(2.2)	60.0
Northgate Distribution Centre, Somerton, Vic										
- Stages 1 and 2	I, D	1 Feb 2005	45.1	47.3	30 Jun 2005	53.6	2.2	-	-	55.3
- Stage 3	I	1 Feb 2005	2.4	2.5	1 Feb 2005	2.4	0.1	-	-	1.9
			47.5	49.8		56.0	2.3	-	-	57.2
M7 Business Hub, Eastern Creek, NSW – Stage 2	I	29 Jun 2006	52.2	52.2	30 Jun 2006	49.5	-	-	-	52.2
Smithfield Distribution Centre, Smithfield, NSW	I	1 Feb 2005	38.3	39.6	31 Dec 2005	45.5	1.3	-	5.9	45.6
Great West Distribution Centre, Arndell Park, NSW	I	1 Feb 2005	37.7	38.3	31 Dec 2005	41.9	0.6	-	3.7	41.9

NOTE 14. INVESTMENT PROPERTIES (CONTINUED)

Properties	Development/ Investment/ Redevelopment Property	Acquisition Date	Original Purchase Price	Cost including Capital Expenditure	Valuation Date	Valuation	Cost since Acquisition	Disposal during the Year	Revaluation Increment/ (Decrement)	Book Value 30 June 2006
			$M	$M		$M	$M	$M	$M	$M
AUSTRALIA										
Warehouse/Distribution Centres (continued)										
Wyndham Distribution Centre, Laverton, Vic	I	1 Feb 2005	38.5	39.1	31 Dec 2005	41.2	0.6	-	2.2	41.3
Angliss Distribution Centre, Laverton North, Vic	I	1 Feb 2005	19.2	32.3	30 Jun 2005	36.4	13.1	-	1.0	36.9
Southend Distribution Centre, Mascot, NSW	I	1 Feb 2005	35.2	35.3	30 Jun 2006	35.3	0.1	-	(0.1)	35.3
Kingston Distribution Centre, Braeside, Vic	I	1 Feb 2005	30.2	30.8	31 Dec 2005	34.2	0.6	-	3.5	34.3
Berkeley Distribution Centre, Berkeley Vale, NSW	I	1 Feb 2005	22.3	22.3	30 Jun 2006	24.3	-	-	1.9	24.3
Sheffield Distribution Centre, Welshpool, WA										
- Stage 1	I	1 Feb 2005	12.7	12.9	31 Dec 2005	14.0	0.2	-	1.1	14.0
- Stage 2	I	1 Feb 2005	4.2	4.3	30 Jun 2006	4.3	0.1	-	-	4.3
			16.9	17.2		18.3	0.3	-	1.1	18.3
Tranzport Distribution Centre, Port Melbourne, Vic	I	1 Feb 2005	14.1	14.7	31 Dec 2005	18.1	0.6	-	3.5	18.2
Prestons Distribution Centre, Preston, NSW	D	4 Mar 2005	24.8	30.5	23 Nov 2004	22.6	5.7	(13.9)	-	16.6
Sunshine Distribution Centre, Sunshine, Vic	I	1 Feb 2005	13.4	13.7	31 Dec 2005	15.1	0.3	-	1.5	15.2
Federation Distribution Centre, Laverton North, Vic	I, D	1 Feb 2005	12.3	14.9	1 Feb 2005	12.3	2.6	-	-	14.9
Britton Distribution Centre, Smithfield, NSW	I	1 Feb 2005	13.8	13.8	1 Feb 2005	13.8	-	-	-	13.8
Westlink Distribution Centre, Laverton, Vic	I	1 Feb 2005	6.7	12.2	31 Dec 2005	13.1	5.5	-	1.1	13.3
Holbeche Distribution Centre, Arndell Park, NSW	I	1 Feb 2005	8.8	9.2	1 Feb 2005	8.8	0.4	-	-	9.2
Montague Distribution Centre, West End, Qld	I	1 Feb 2005	8.3	8.4	1 Feb 2005	8.3	0.1	-	-	8.4
Forrester Distribution Centre, St Marys, NSW										
- Stage 1	I	1 Feb 2005	55.3	55.2	1 Feb 2005	55.3	(0.1)	(55.2)	-	-
- Stage 2	D	1 Feb 2005	6.7	7.5	1 Feb 2005	6.7	0.8	-	-	7.5
			62.0	62.7		62.0	0.7	(55.2)	-	7.5
Taylor Distribution Centre, SA	I	31 Aug 2005	6.4	7.5	15 Jun 2005	6.6	1.1	-	-	7.5
Beverley Distribution Centre, Beverley, SA	I	28 Jun 2005	5.2	5.3	15 Jun 2005	5.2	0.1	-	-	5.3

NOTE 14. INVESTMENT PROPERTIES (CONTINUED)

Properties	Development/ Investment/ Redevelopment Property	Acquisition Date	Original Purchase Price	Cost including Capital Expenditure	Valuation Date	Valuation	Cost since Acquisition	Disposal during the Year	Revaluation Increment/ (Decrement)	Book Value 30 June 2006
			$M	$M		$M	$M	$M	$M	$M
AUSTRALIA										
Warehouse/Distribution Centres (continued)										
Bradford Distribution Centre, Cavan, SA	I	1 Feb 2005	3.8	3.8	30 Jun 2005	4.3	-	-	-	4.3
Wodonga Distribution Centre, Barandude, Vic	I	1 Feb 2005	3.3	3.4	30 Jun 2006	3.7	0.1	-	0.3	3.7
Fitzgerald Distribution Centre, Laverton North, Vic	I	1 Feb 2005	25.4	26.4	31 Dec 2005	27.2	1.0	(27.7)	1.3	-
Boundary Distribution Centre, Laverton, Vic	I	1 Feb 2005	17.6	17.5	1 Feb 2005	17.6	(0.1)	(17.5)	-	-
Campbellfield Distribution Centre, Campbellfield, Vic	I	9 Dec 2005	4.3	4.4	-	-	0.1	(4.4)	-	-
Crestmead Distribution Centre, Crestmead, Qld	I	1 Feb 2005	30.0	30.7	30 Sep 2005	31.4	0.7	(31.4)	0.7	-
Dandenong Distribution Centre, Dandenong, Vic	I	30 Jun 2005	29.9	29.9	30 Jun 2005	28.3	-	(29.9)	-	-
Gippsland Distribution Centre, Dandenong, Vic	I	1 Feb 2005	7.0	7.0	30 Sep 2005	7.5	-	(7.5)	0.5	-
Hampton Park Distribution Centre, Hampton Park, Vic	I	1 Feb 2005	23.8	23.9	30 Sep 2005	25.0	0.1	(25.0)	1.1	-
Holroyd Distribution Centre, Smithfield, NSW	I	1 Feb 2005	17.3	17.4	30 Sep 2005	18.3	0.1	(18.3)	0.9	-
Lytton Distribution Centre, Lytton, Qld	I	1 Feb 2005	7.6	7.6	30 Jun 2005	8.8	-	(8.7)	-	-
Port Wakefield Distribution Centre, Gepps Cross, SA	I	1 Feb 2005	17.8	17.8	30 Sep 2005	18.0	-	(18.0)	0.2	-
Portside Distribution Centre, Banksmeadow, NSW	I	1 Feb 2005	48.6	48.7	30 Sep 2005	50.1	0.1	(50.1)	1.4	-
Reservoir Distribution Centre, Wetherill Park, NSW	I	1 Feb 2005	49.7	50.4	30 Sep 2005	52.1	0.7	(52.1)	1.7	-
Villawood Distribution Centre, Villawood, NSW	I	1 Feb 2005	16.3	16.7	30 Sep 2005	17.9	0.4	(17.9)	1.2	-
Westall Distribution Centre, Clayton, Vic	I	1 Feb 2005	33.3	33.3	30 Sep 2005	35.0	-	(35.0)	1.7	-
Wingfield Distribution Centre, Wingfield, SA	I	30 Jun 2005	9.2	9.2	30 Jun 2005	8.7	-	(9.2)	-	-
Woodlands Distribution Centre, Braeside, Vic	I	1 Feb 2005	10.8	10.8	30 Sep 2005	11.3	-	(11.3)	0.4	-
Wyatt Distribution Centre, Edinburgh, NSW	I	17 Aug 2005	9.0	21.1	17 Aug 2005	10.3	12.1	(21.1)	-	-
Miller Distribution Centre, Villawood, NSW	I	1 Feb 2005	21.3	21.5	1 Feb 2005	21.2	0.2	(21.5)	-	-
Laverton Distribution Centre, Laverton North, Vic	I	1 Feb 2005	30.8	31.3	31 Dec 2005	33.8	0.5	(33.8)	2.6	-
Chullora Distribution Centre , Chullora, NSW										
- Stage 1	I	1 Feb 2005	25.4	25.5	30 Sep 2005	27.3	0.1	(27.3)	1.8	-
- Stage 2	I	1 Feb 2005	11.9	11.9	30 Sep 2005	12.4	-	(12.4)	0.5	-
			37.3	37.4		39.7	0.1	(39.7)	2.3	-

NOTE 14. INVESTMENT PROPERTIES (CONTINUED)

Properties	Development/ Investment/ Redevelopment Property	Acquisition Date	Original Purchase Price	Cost Including Capital Expenditure	Valuation Date	Valuation	Cost since Acquisition	Disposal during the Year	Revaluation Increment/ (Decrement)	Book Value 30 June 2006
			$M	$M		$M	$M	$M	$M	$M
AUSTRALIA										
Warehouse/Distribution Centres (continued)										
Davis Distribution Centre, Wetherill Park, NSW										
- Building A	I	1 Feb 2005	18.5	18.9	30 Sep 2005	18.7	0.4	(18.7)	(0.2)	-
- Building B	I	1 Feb 2005	7.9	8.5	30 Sep 2005	7.8	0.6	(8.1)	(0.3)	-
			26.4	27.4		26.5	1.0	(26.8)	(0.5)	-
Keysborough Distribution Centre, Keysborough, Vic										
- Stage1	I	1 Feb 2005	6.7	8.8	1 Feb 2005	6.7	2.1	(8.9)	-	-
- Stage2	I	1 Feb 2005	2.8	2.8	1 Feb 2005	2.8	-	(2.8)	-	-
			9.5	11.6		9.5	2.1	(11.7)	-	-
Office Parks										
Talavera Corporate Centre, North Ryde, NSW	I	1 Feb 2005	110.7	170.0	1 Feb 2005	110.8	59.3	-	-	170.0
CityWest Office Park, Pyrmont, NSW	I	1 Feb 2005	104.5	106.4	30 Jun 2006	117.5	1.9	-	11.1	117.5
Homebush Corporate Park, Homebush, NSW	I	1 Feb 2005	106.3	124.6	30 Jun 2006	115.6	18.3	-	(9.0)	115.6
IBC Business Estate, Homebush, NSW	I	30 Jun 2005	92.9	96.5	1 May 2005	88.0	3.6	-	-	96.5
Macquarie Corporate Park, North Ryde, NSW										
- Building A	I	1 Feb 2005	33.4	33.3	30 Jun 2006	35.1	(0.1)	-	1.8	35.1
- Building B	I	1 Feb 2005	52.4	53.4	31 Dec 2005	52.7	1.0	-	0.2	53.6
- Building C	I	1 Feb 2005	5.4	5.7	30 Jun 2006	5.3	0.3	-	(0.4)	5.3
			91.2	92.4		93.1	1.2	-	1.6	94.0
Binary Centre, North Ryde, NSW	I	1 Feb 2005	81.1	82.6	30 Jun 2006	86.7	1.5	-	4.1	86.7
St Leonards Corporate Centre, St Leonards, NSW	I	31 May 2005	77.9	86.6	1 May 2005	78.8	8.7	-	0.1	86.7
Cambridge Office Park, Epping, NSW	I	1 Feb 2005	46.1	47.6	31 Dec 2005	49.4	1.5	-	2.4	50.1
Warringah Corporate Centre, Frenchs Forest, NSW										
- Stage 1	I	1 Feb 2005	43.7	45.3	30 Jun 2006	43.0	1.6	-	(2.3)	43.0
- Stage 2	D	1 Feb 2005	3.6	4.0	1 Feb 2005	3.6	0.4	-	-	4.0
			47.3	49.3		46.6	2.0	-	(2.3)	47.0

NOTE 14. INVESTMENT PROPERTIES (CONTINUED)

Properties	Development/ Investment/ Redevelopment Property	Acquisition Date	Original Purchase Price	Cost including Capital Expenditure	Valuation Date	Valuation	Cost since Acquisition	Disposal during the Year	Revaluation Increment/ (Decrement)	Book Value 30 June 2006
			$M	$M		$M	$M	$M	$M	$M
AUSTRALIA										
Office Parks (continued)										
Hurstville Office Park, Hurstville, NSW	I	1 Feb 2005	29.9	33.1	31 Dec 2005	35.5	3.2	-	3.4	36.5
Pinnacle Office Park, North Ryde, NSW										
- Stage 1	I	1 Feb 2005	26.8	28.3	1 Feb 2005	26.8	1.5	-	-	28.3
- Stage 2	I, R	1 Feb 2005	5.4	7.2	1 Feb 2005	5.4	1.8	-	-	7.2
			32.2	35.5		32.2	3.3	-	-	35.5
The Precinct Corporate Centre, North Ryde, NSW										
- Stage 1	I	1 Feb 2005	16.4	18.2	30 Jun 2006	16.8	1.8	-	(1.4)	16.8
- Stage 2	I	1 Feb 2005	9.3	9.3	30 Jun 2006	7.5	-	-	(1.8)	7.5
			25.7	27.5		24.3	1.8	-	(3.2)	24.3
Altitude Corporate Centre, Mascot, NSW	D	1 Mar 2006	7.5	10.7	12 Jul 2005	7.4	3.2	-	-	10.7
Business Parks										
Campus Business Park, Homebush, NSW	I, D	1 Feb 2005	125.2	164.2	30 Jun 2006	168.0	39.0	-	3.8	168.0
Lidcombe Business Park, Lidcombe, NSW	I	1 Feb 2005	142.8	146.0	30 Jun 2005	150.0	3.2	-	0.4	153.1
Clayton Business Park, Clayton, Vic	I	1 Feb 2005	87.7	110.8	30 Jun 2006	106.8	23.1	-	(3.9)	106.8
Slough Business Park, Silverwater, NSW	I	1 Feb 2005	101.1	105.9	1 Feb 2005	101.1	4.8	-	0.2	106.1
Chifley Business Park, Mentone, Vic	I, D	1 Feb 2005	56.6	95.7	30 Jun 2006	101.0	39.1	-	5.3	101.0
Airgate Business Park, Mascot, NSW										
- Stage 1	I, D	1 Feb 2005	23.4	25.6	1 Feb 2005	23.4	2.2	-	-	25.6
- Stage 2	I	1 Feb 2005	30.0	31.1	1 Feb 2005	30.0	1.1	-	-	31.1
- Stage 3	I	1 Feb 2005	8.4	12.8	1 Feb 2005	8.4	4.4	-	-	12.8
			61.8	69.5		61.8	7.7	-	-	69.5

NOTE 14. INVESTMENT PROPERTIES (CONTINUED)

Properties	Development/ Investment/ Redevelopment Property	Acquisition Date	Original Purchase Price	Cost Including Capital Expenditure	Valuation Date	Valuation	Cost since Acquisition	Disposal during the Year	Revaluation Increment/ (Decrement)	Book Value 30 June 2006
			$M	$M		$M	$M	$M	$M	$M
AUSTRALIA										
Business Parks (continued)										
Botany Grove Business Park, Botany, NSW										
- Stage 1	I	1 Feb 2005	17.5	17.9	30 Jun 2006	20.6	0.4	-	2.7	20.6
- Stage 2	I	1 Feb 2005	20.8	20.8	30 Jun 2006	24.4	-	-	3.6	24.4
- Stage 3	I	1 Feb 2005	17.5	17.8	30 Jun 2006	19.0	0.3	-	1.2	19.0
- Stage 4	I	1 Feb 2005	5.2	6.6	30 Jun 2006	5.2	1.4	-	(1.4)	5.2
			61.0	63.1		69.2	2.1	-	6.1	69.2
Euston Business Park, Alexandria, NSW	I	1 Feb 2005	49.7	49.9	30 Jun 2006	52.0	0.2	-	2.1	52.0
Acacia Ridge Business Park, Acacia Ridge, Qld										
- Stage 1	I	1 Feb 2005	44.1	44.9	30 Jun 2006	50.0	0.8	-	5.1	50.0
- Stage 2	I	1 Feb 2005	20.3	21.9	1 Feb 2005	20.3	1.6	(21.9)	-	-
			64.4	66.8		70.3	2.4	(21.9)	5.1	50.0
TransTech Business Park, Lane Cove, NSW	I	1 Feb 2005	41.0	43.6	30 Jun 2006	44.1	2.6	-	0.5	44.1
Talavera Business Park, North Ryde, NSW										
- Building A	I	1 Feb 2005	17.5	17.7	31 Dec 2005	19.4	0.2	-	1.7	19.4
- Building B	I	1 Feb 2005	21.4	22.0	31 Dec 2005	22.3	0.6	-	0.4	22.4
			38.9	39.7		41.7	0.8	-	2.1	41.8
Forestridge Business Park, Frenchs Forest, NSW	I	1 Feb 2005	34.7	38.8	30 Jun 2006	38.6	4.1	-	(0.2)	38.6
Regal Business Park, Rowville, Vic	I, D	1 Feb 2005	37.6	41.2	1 Feb 2005	37.6	3.6	(4.6)	-	36.6
Enterprise Park, Gladesville, NSW	I	1 Feb 2005	31.7	32.1	30 Jun 2006	34.0	0.4	-	1.9	34.0
Toyotagreen Business Park, Port Melbourne, Vic										
- Parcel A	I, D	14 Apr 2005	16.7	20.3	17 Mar 2005	16.0	3.6	-	-	20.3
- Parcel B	I	24 Mar 2005	10.7	10.8	17 Mar 2005	10.1	0.1	-	-	10.8
			27.4	31.1		26.1	3.7	-	-	31.1
Waterloo Business Park, North Ryde, NSW	I	1 Feb 2005	24.2	25.5	31 Dec 2005	26.0	1.3	-	0.7	26.2
Link Business Park, North Ryde, NSW - Building B	I	1 Feb 2005	21.0	22.3	31 Dec 2005	21.9	1.3	-	0.1	22.4

NOTE 14. INVESTMENT PROPERTIES (CONTINUED)

Properties	Development/ Investment/ Redevelopment Property	Acquisition Date	Original Purchase Price	Cost Including Capital Expenditure	Valuation Date	Valuation	Cost since Acquisition	Disposal during the Year	Revaluation Increment/ (Decrement)	Book Value 30 June 2006
			$M	$M		$M	$M	$M	$M	$M
AUSTRALIA										
Business Parks (continued)										
Pacific View Business Park, Frenchs Forest, NSW	I	1 Feb 2005	15.9	16.5	30 Jun 2005	16.3	0.6	-	-	16.6
Orion Business Park, Lane Cove, NSW	I	1 Feb 2005	12.8	13.1	30 Jun 2005	13.0	0.3	-	-	13.2
Chase Business Park, Chatswood, NSW	I	1 Feb 2005	10.1	10.2	30 Jun 2006	7.4	0.1	-	(0.1)	7.4
Chullora Business Park, Chullora, NSW	I	1 Feb 2005	64.4	64.6	30 Sep 2005	65.2	0.2	(65.2)	0.6	-
Citylink Business Park, Port Melbourne, Vic	I	1 Feb 2005	9.6	10.3	30 Sep 2005	11.4	0.7	(11.4)	1.1	-
Ferntree Business Park, Notting Hill, Vic	I	1 Feb 2005	23.8	25.2	30 Sep 2005	24.0	1.4	(24.3)	(0.9)	-
Kerry Business Park	I	9 Dec 2005	7.3	7.3	30 Jun 2005	7.5	-	(7.3)	-	-
Link Business Park, North Ryde, NSW - Building A	I	1 Feb 2005	14.5	14.7	30 Sep 2005	14.5	0.2	(14.5)	(0.2)	-
M7 Business Hub, Eastern Creek, NSW – Stage 1	I	26 Jul 2005	40.4	56.1	30 Sep 2005	41.8	15.7	(56.1)	-	-
Queensport Quays Business Park, Murarrie, Qld	I	1 Feb 2005	17.3	40.0	1 Feb 2005	17.3	22.7	(33.7)	-	-
Seville Business Park, Villawood, NSW	I	1 Feb 2005	17.9	19.9	1 Feb 2005	17.9	2.0	(20.0)	0.1	-
Showground Business Park, Castle Hill, NSW	I	1 Feb 2005	32.0	32.7	30 Sep 2005	32.6	0.7	(32.6)	(0.1)	-
St Peters Business Park, St Peters, NSW	I	1 Feb 2005	39.2	39.3	30 Sep 2005	43.3	0.1	(43.3)	4.0	-
Peninsula Business Park, Brookvale, NSW	I	1 Feb 2005	17.7	17.7	1 Feb 2005	17.7	-	(18.5)	-	-
Industrial Estates										
Erskine Park Industrial Estate, Erskine Park, NSW	I	1 Feb 2005	48.2	112.1	1 Feb 2005	48.2	63.9	-	0.2	112.3
Discovery Cove Industrial Estate, Banksmeadow, NSW	I	1 Feb 2005	72.2	76.3	30 Jun 2006	91.0	4.1	-	8.3	91.0
Alexandria Industrial Estate , Alexandria, NSW	I	1 Feb 2005	60.1	67.5	30 Jun 2005	61.5	7.4	-	0.2	66.1
Mitchell Industrial Estate, Alexandria, NSW	I	1 Feb 2005	47.2	47.6	30 Jun 2005	50.2	0.4	-	0.1	50.5
Kingsford Smith Industrial Estate, Alexandria, NSW	I	1 Feb 2005	41.3	41.4	1 Feb 2005	41.3	0.1	-	-	41.4

NOTE 14. INVESTMENT PROPERTIES (CONTINUED)

Properties	Development/ Investment/ Redevelopment Property	Acquisition Date	Original Purchase Price	Cost including Capital Expenditure	Valuation Date	Valuation	Cost since Acquisition	Disposal during the Year	Revaluation Increment/ (Decrement)	Book Value 30 June 2006
			$M	$M		$M	$M	$M	$M	$M
AUSTRALIA										
Industrial Estates (continued)										
Smithfield Industrial Estate, Smithfield, NSW										
- Stage 1	I	1 Feb 2005	15.8	16.1	31 Dec 2005	17.5	0.3	-	1.4	17.5
- Stage 2	I	1 Feb 2005	14.4	14.8	31 Dec 2005	16.3	0.4	-	1.5	16.3
- Stage 3	I	1 Feb 2005	3.8	3.9	30 Jun 2006	4.3	0.1	-	0.3	4.3
			34.0	34.8		38.1	0.8	-	3.2	38.1
Burrows Industrial Estate, Alexandria, NSW	I	1 Feb 2005	32.0	33.8	30 Jun 2006	33.5	1.8	-	0.1	35.2
Gateway Industrial Estate, Arndell Park, NSW	I	1 Feb 2005	34.1	34.6	1 Feb 2005	34.1	0.5	-	-	34.6
Acacia Link Industrial Estate, Acacia Ridge, Qld	I, D	1 Feb 2005	20.3	32.8	1 Feb 2005	20.3	12.5	-	-	32.8
McLaren Industrial Estate, North Rocks, NSW	I, D	1 Feb 2005	31.1	33.3	30 Jun 2006	32.5	2.2	-	(0.8)	32.5
Portside Industrial Estate, Port Melbourne, Vic	I	1 Feb 2005	32.4	32.4	1 Feb 2005	32.4	-	-	-	32.4
Arcadia Industrial Estate, Coopers Plains, Qld	I, D	1 Feb 2005	23.0	23.9	30 Jun 2006	25.0	0.9	-	-	25.8
Mitchell Industrial Estate, Alexandria, NSW	I	1 Feb 2005	20.7	25.4	1 Feb 2005	20.7	4.7	-	-	25.4
Brodie Industrial Estate, Rydalmere, NSW	I	1 Feb 2005	23.5	23.8	31 Dec 2005	25.3	0.3	-	1.5	25.4
Biloela Industrial Estate, Villawood, NSW	I	1 Feb 2005	19.9	20.2	31 Dec 2005	22.0	0.3	-	1.6	21.8
Tingalpa Industrial Estate, Tingalpa, Qld	I	1 Feb 2005	13.8	14.1	30 Jun 2005	15.6	0.3	-	0.1	16.0
Interchange Industrial Estate, Vic	I, D	3 Apr 2006	13.2	13.4	5 Mar 2006	27.6	0.2	-	-	13.4
Abbott Industrial Estate, Chester Hill, NSW	I	1 Feb 2005	12.1	14.4	30 Jun 2006	13.0	2.3	-	(1.4)	13.0
Westcove Industrial Estate, Lane Cove, NSW	I	1 Feb 2005	12.9	12.9	30 Jun 2006	12.9	-	-	-	12.9
Homebush Bay Industrial Estate, Homebush Bay, NSW	I	1 Feb 2005	11.3	11.7	30 Jun 2006	12.0	0.4	-	0.3	12.0
Greensquare Industrial Estate, Alexandria, NSW	I	1 Feb 2005	11.6	11.6	1 Feb 2005	11.6	-	-	-	11.6
Pavesi Industrial Estate, Smithfield, NSW	I	1 Feb 2005	9.5	9.5	1 Feb 2005	9.5	-	-	-	9.5
Woodpark Industrial Estate, Smithfield, NSW	I	1 Feb 2005	7.2	7.8	30 Jun 2005	7.9	0.6	-	-	8.4
Healey Industrial Estate, Dandenong, Vic	I	1 Feb 2005	7.0	7.0	1 Feb 2005	7.0	-	-	-	7.1
Goldsborough Industrial Estate, Pooraka, SA	I, D	18 Nov 2005	0.3	8.9	18 Nov 2005	0.3	8.6	(8.5)	-	0.5
Botany Bay Industrial Estate, Botany, NSW	I	1 Feb 2005	34.1	35.1	30 Sep 2005	35.5	1.0	(35.5)	0.4	-

NOTE 14. INVESTMENT PROPERTIES (CONTINUED)

Properties	Development/ Investment/ Redevelopment Property	Acquisition Date	Original Purchase Price	Cost including Capital Expenditure	Valuation Date	Valuation	Cost since Acquisition	Disposal during the Year	Revaluation Increment/ (Decrement)	Book Value 30 June 2006
			$M	$M		$M	$M	$M	$M	$M
AUSTRALIA										
Industrial Estates (continued)										
Brisbane Gate Industrial Park, Hendra, Qld	I	1 Feb 2005	30.7	30.9	30 Sep 2005	34.3	0.2	(34.3)	3.4	-
Citiport Industrial Estate, Eagle Farm, Qld	I	1 Feb 2005	12.2	12.0	30 Sep 2005	14.3	(0.2)	(14.3)	2.3	-
Cumberland Industrial Estate, Smithfield, NSW	I	1 Feb 2005	37.8	40.7	30 Sep 2005	41.0	2.9	(41.0)	0.3	-
Ferntree Industrial Estate, Notting Hill, Vic	I	1 Feb 2005	14.1	14.2	30 Sep 2005	17.0	0.1	(17.0)	2.8	-
Reserve Industrial Estate, Ermington, NSW	I	1 Feb 2005	19.9	19.9	30 Sep 2005	21.0	-	(21.0)	1.1	-
Riverside Centre, Parramatta, NSW	I	1 Feb 2005	22.8	23.4	30 Sep 2005	24.2	0.6	(24.2)	0.9	-
West Avenue Industrial Estate, Edinburgh, SA	I	28 Apr 2005	1.6	13.9	1 Dec 2005	14.7	12.3	(14.8)	0.9	-
Suburban Commercial Buildings										
Ashfield Corporate Centre, Ashfield, NSW										
- Stage 1	I	1 Feb 2005	28.2	27.8	1 Feb 2005	28.2	(0.4)	-	0.4	28.2
- Stage 2	D	1 Feb 2005	12.7	14.1	1 Feb 2005	12.7	1.4	-	-	14.1
			40.9	41.9		40.9	1.0	-	0.4	42.3
Gordon Corporate Centre, Gordon, NSW	I	1 Feb 2005	26.9	28.4	30 Jun 2006	30.1	1.5	-	1.8	30.1
			4,418.9	5,001.7		4,863.0	682.8	(1,151.7)	113.5	3,988.4
NEW ZEALAND										
Industrial Estates										
Savill Link, Otahuhu, Auckland	D	1 Feb 2005	14.7	24.1	1 Feb 2005	14.7	9.4	(5.5)	-	18.6
The Gate Industry Park, Penrose, Auckland	D	1 Feb 2005	-	5.7	1 Feb 2005	23.9	5.7	(4.2)	-	1.5
Neilson Street, Penrose, Auckland	D	28 Jun 2005	1.1	1.1	12 May 2005	2.0	-	-	-	1.1
Westney Industry Park, Mangere, Auckland	D	1 Feb 2005	0.8	2.8	1 Feb 2005	0.8	2.0	(2.5)	-	0.3

NOTE 14. INVESTMENT PROPERTIES (CONTINUED)

Properties	Development/ Investment/ Redevelopment Property	Acquisition Date	Original Purchase Price	Cost including Capital Expenditure	Valuation Date	Valuation	Cost since Acquisition	Disposal during the Year	Revaluation Increment/ (Decrement)	Book Value 30 June 2006
			$M	$M		$M	$M	$M	$M	$M
NEW ZEALAND										
Business Parks										
Highbrook Business Park, East Tamaki, Auckland	D	1 Feb 2005	81.0	127.2	1 Feb 2005	80.7	46.2	(36.8)	-	90.4
Eden Business Park, Mt Eden, Auckland	R	16 Aug 2005	58.5	63.7	16 Aug 2005	53.3	5.2	-	-	63.7
Office Parks										
Central Park Corporate Centre, Greenlane, Auckland	D	1 Feb 2005	2.7	3.3	1 Feb 2005	2.7	0.6	-	-	3.3
606-612 Great South Road, Greenland, Auckland	D	15 Mar 2005	0.1	1.5	15 Mar 2005	0.1	1.4	-	-	1.5
Millennium Centre, Phase III, Greenlane, Auckland	D	8 Apr 2005	0.6	0.5	4 Mar 2005	0.5	(0.1)	-	-	0.5
Air New Zealand House, Auckland	D	4 May 2005	20.1	39.7	4 May 2005	18.5	19.6	(39.7)	-	-
Millennium Centre, Phase II, Greenlane, Auckland	I, D	16 Dec 2005	50.3	49.2	16 Dec 2005	50.3	(1.1)	(49.2)	-	-
			229.9	**318.8**		**247.5**	**88.9**	**(137.9)**	-	**180.9**
SINGAPORE										
Warehouse/Distribution Centres										
Ascendas Global Gateway, Singapore	I	19 Oct 2005	20.3	20.7	15 Apr 2005	24.6	0.4	-	-	20.7
			20.3	**20.7**		**24.6**	**0.4**	-	-	**20.7**
UNITED KINGDOM										
Hadley Property Portfolio, United Kingdom [1]	I		89.3	89.3		-	-	(89.3)	-	-
			89.3	**89.3**	-	-	-	**(89.3)**	-	-

[1] The Hadley portfolio was purchased and sold within the same accounting period. Details of individual portfolio properties are not provided.

NOTE 14. INVESTMENT PROPERTIES (CONTINUED)

Properties	Development/ Investment/ Redevelopment Property	Acquisition Date	Original Purchase Price	Cost including Capital Expenditure	Valuation Date	Valuation	Cost since Acquisition	Disposal during the Year	Revaluation Increment/ (Decrement)	Book Value 30 June 2006
			$M	$M		$M	$M	$M	$M	$M
HONG KONG										
Industrial Estates										
Global Gateway, Kwai Chung	I	31 Aug 2005	265.9	267.9	Refer [1]	267.3	2.0	(267.9)	-	-
Ever Gain Plaza, Kwai Chung	I	16 Aug 2005	204.8	206.8	Refer [2]	207.0	2.0	(206.7)	-	-
Tsuen Wan International Centre, Tsuen Wan	I	13 Feb 2006	66.2	66.2	1 Feb 2006	68.4	-	(66.2)	-	-
Fountain Set, Buildings I and II, Tuen Mun	I	3 Feb 2006	83.2	83.2	27 Jan 2006	85.6	-	(83.2)	-	-
Lung Wah International Godown, Tsuen Wan	I	13 Feb 2006	32.7	32.7	1 Feb 2006	33.8	-	(32.6)	-	-
Dynamic Cargo Centre, Tsuen Wan	I	21 Jan 2006	8.0	8.0	26 Jan 2006	125.6	-	(7.9)	-	-
			660.8	**664.8**		**787.7**	**4.0**	**(664.5)**	-	-
Portfolio total			**5,419.2**	**6,095.3**			**676.1**	**(2,043.4)**	**113.5**	**4,190.0**

[1] Upper and Lower portions of Global Gateway acquired on 20 June 2005 and 31 August 2005 respectively.

[2] Various portions of Ever Gain Plaza acquired between 30 September 2005 and 4 November 2005

NOTE 15. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	Consolidated 2006 $M	Consolidated 2005 $M
Share of net assets of entities accounted for using the equity method		
- Associates (a)	**454.7**	120.0
- Joint venture entities (b)	**20.5**	-
	475.2	120.0

(a) Investments in Associates

Name	Principal activities	Country of incorporation/ establishment	Reporting date	Consolidated ownership interest 2006 %	Consolidated ownership interest 2005 %	Consolidated investment carrying amount 2006 $M	Consolidated investment carrying amount 2005 $M
Ascendas-MGM Funds Management Limited ("AMFM")	Funds management	Singapore	31 Mar	**40.0**	40.0	**8.8**	6.3
Macquarie Goodman Property Trust ("MGP")	Property investment	New Zealand	31 Mar	**29.4**	30.0	**155.1**	113.7
Macquarie Goodman Wholesale Fund ("MGW")	Property investment	Australia	30 Jun	**30.0**	-	**189.3**	-
Macquarie Goodman Hong Kong Wholesale Fund ("MGHKWF") [1]	Property investment	Hong Kong	31 Mar	**16.8**	-	**101.5**	-
						454.7	120.0

[1] MGHKWF is equity accounted as the Company has undertaken to hold a minimum equity interest of 20%. This commitment allows the Company to include Macquarie Bank's interest in MGHKWF in calculating the relevant interest held.

Name	Revenues (100%) $M	Profit/(loss) after tax (100%) $M	Share of associate's profit/(loss) recognised $M	Total assets (100%) $M	Total liabilities (100%) $M	Net assets as reported by associates (100%) $M	Share of associate's net assets equity accounted $M
AMFM	20.9	11.9	4.8	28.1	6.6	21.5	8.8
MGP	86.8	58.8	20.1	827.2	317.5	509.7	155.1
MGW	38.9	30.5	16.6	1,253.3	635.8	617.5	189.3
MGHKWF	20.9	7.9	3.6	877.2	273.0	604.2	101.5
			45.1				**454.7**

NOTE 15. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

	Consolidated	
	2006 $M	2005 $M
MOVEMENTS IN CARRYING AMOUNT OF INVESTMENTS		
Carrying amount at the beginning of the year	120.0	1.8
Share of net results after tax of associates	45.1	6.3
Investments in associates during the year	475.3	90.2
Distributions received and receivable	(24.0)	-
Foreign currency translation	(19.4)	-
Reclassification of MGP units	-	26.4
Disposals of investments	(142.6)	(4.7)
Share of increment on revaluation of property	0.3	-
Carrying amount at the end of the year	454.7	120.0

(b) Interests in Joint Venture Entities

Name	Principal activities	Country of incorporation/ establishment	Reporting date	Consolidated ownership interest		Consolidated investment carrying amount	
				2006 %	2005 %	2006 $M	2005 $M
MGIHK[1]	Property investment	Cayman Islands	31 Mar	-	-	-	-
Macquarie Goodman (Hong Kong) Limited ("MGA")	Funds management	Hong Kong	31 Mar	50.0	50.0	(0.2)	-
Colworth Business Park Partnership ("Colworth")	Property investment	United Kingdom	31 Dec	50.0	-	20.7	-
						20.5	-

[1] Refer to note 3 for details of changes in the Consolidated Entity's interest in MGIHK during the year

NOTE 15. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

(b) Interests in Joint Venture Entities (continued)

	Consolidated 2006 $M	Consolidated 2005 $M
MOVEMENTS IN CARRYING AMOUNT OF INVESTMENTS IN JOINT VENTURE ENTITIES		
Carrying amount at the beginning of the year	-	-
Share of net results after tax of joint venture entities	1.6	-
Increase on acquisition of controlled entities during the year	18.8	-
Distributions received and receivable	(0.8)	-
Foreign currency translation	0.9	-
Carrying amount at the end of the year	20.5	-

Name	Revenues (100%) $M	Profit/(loss) after tax (100%) $M	Share of joint venture's profit/(loss) recognised $M	Total assets (100%) $M	Total liabilities (100%) $M	Net assets as reported by joint venture (100%) $M	Share of joint venture's net assets equity accounted $M
MGIHK	25.0	1.2	0.6	-	-	-	-
MGA	1.3	(0.4)	(0.2)	6.6	7.0	(0.4)	(0.2)
Colworth	4.5	2.4	1.2	102.3	60.9	41.4	20.7
			1.6				20.5

NOTE 16. DEFERRED TAX

Deferred tax (assets)/liabilities are attributable to the following:

	Deferred tax assets		Deferred tax liabilities		Net	
	2006	2005	2006	2005	2006	2005
Consolidated	$M	$M	$M	$M	$M	$M
Receivables	-	-	0.7	0.7	0.7	0.7
Investments accounted for using the equity method	-	-	2.5	-	2.5	-
Other financial assets	-	-	25.6	12.7	25.6	12.7
Payables	(0.5)	(0.9)	-	-	(0.5)	(0.9)
Provisions	(11.8)	(1.5)	-	-	(11.8)	(1.5)
Other items	(3.2)	(4.6)	-	-	(3.2)	(4.6)
Tax (assets)/liabilities	(15.5)	(7.0)	28.8	13.4	13.3	6.4
Set off	4.1	-	(4.1)	-	-	-
Net tax (assets)/liabilities	(11.4)	(7.0)	24.7	13.4	13.3	6.4
Parent Entity						
Intangible assets	-	-	-	-		
Other financial assets	(3.4)	(4.6)	0.1	-	(3.3)	(4.6)
Tax (assets)/liabilities	(3.4)	(4.6)	0.1	-	(3.3)	(4.6)
Set off	-	-	-	-	-	
Net tax (assets)/liabilities	(3.4)	(4.6)	0.1	-	(3.3)	(4.6)

(a) There are no deferred tax assets in relation to tax losses that have not been recognised at 30 June 2006.

(b) The increase in deferred tax assets relates primarily to the increase in bonus provisions in the year ended 30 June 2006. The increase in deferred tax liabilities relates primarily to the unrealised revaluation gains on equity investments recognised in the year ended 30 June 2006.

NOTE 17. PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Parent Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Leasehold improvements at cost	**2.4**	1.5	-	-
Accumulated amortisation	**(0.2)**	(0.1)	-	-
	2.2	1.4	-	-
Property, plant and equipment at cost	**12.8**	2.7	-	-
Accumulated depreciation	**(2.8)**	(0.8)	-	-
	10.0	1.9	-	-
Total property, plant and equipment at net book value	**12.2**	3.3	-	-
Reconciliation				
Leasehold improvements				
Carrying amount at the beginning of the year	**1.4**	1.4	-	-
Additions on acquisition of controlled entities	-	-	-	-
Other additions	**0.9**	0.1	-	-
Amortisation	**(0.1)**	(0.1)	-	-
Carrying amount at the end of the year	**2.2**	**1.4**	-	-
Property, plant and equipment				
Carrying amount at the beginning of the year	**1.9**	1.4	-	-
Additions on acquisition of controlled entities	**5.1**	-		
Other additions	**4.1**	1.1	-	-
Depreciation	**(1.1)**	(0.6)	-	-
Carrying amount at the end of the year	**10.0**	**1.9**	-	-

NOTE 18. OTHER FINANCIAL ASSETS

	Consolidated		Parent Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Investments in controlled entities				
- Unlisted securities at cost[1]	-	-	**240.4**	31.5
Investments in listed securities, at fair value	**137.4**	101.0	-	-
Investments in other unlisted securities, at fair value[2]	**93.8**	-	-	-
	231.2	101.0	**240.4**	31.5

[1] Refer to note 28 for details of investments in controlled entities.
[2] Investments in unlisted securities increased by $87.2 million as a result of investments held by Arlington at the date of its acquisition by the Consolidated Entity. The fair value of these securities is determined by reference to the net asset value per security advised to investors.

NOTE 19. INTANGIBLE ASSETS

	Consolidated		Parent Entity	
	2006 $M	2005 $M	2006 $M	2005 $M
Management rights relating to European operations, at cost	476.2	-	-	-
Goodwill relating to European operations, at cost	703.8	-	-	-
Management rights relating to New Zealand operations, at cost less impairment	5.6	6.0	-	-
	1,185.6	6.0	-	-

	Consolidated		Parent Entity	
Reconciliation				
Carrying amount at the beginning of the year	6.0	101.4	-	67.8
Acquisitions[1]	1,162.2	-	-	-
Effect of movements in foreign exchange	17.4	-	-	-
Impairment on stapling	-	(95.4)	-	(67.8)
Carrying amount at the end of the year	1,185.6	6.0	-	-

[1] As set out in note 3, Arlington and Eurinpro were acquired during the year. Indefinite-life asset management rights held by Arlington are not subject to amortisation but are subject to an annual impairment test based on the level of earnings from those rights. Goodwill arising on the acquisition of Eurinpro is subject to an annual impairment test based on actual returns from activity compared to expected returns.

NOTE 20. PAYABLES

	Consolidated		Parent Entity	
	2006 $M	2005 $M	2006 $M	2005 $M
CURRENT				
Trade creditors	46.7	0.9	-	-
Other creditors and accruals[1]	111.2	38.2	58.9	1.6
Distributions to RePS holders	0.6	-	-	-
Deferred settlements[2]	89.3	52.6	-	-
	247.8	91.7	58.9	1.6
NON-CURRENT				
Other creditors and accruals	-	9.3	-	-
Deferred settlements[2]	204.0	19.2	-	-
Loans from controlled entities[3]	-	-	8.6	38.1
	204.0	28.5	8.6	38.1

[1] Other creditors and accruals include unpaid interest, capital accruals and overseas tax payable.
[2] Deferred settlements include amounts for acquisition of Highbrook Development Limited, Arlington and Eurinpro. Amounts payable after 12 months have been discounted at the Consolidated Entity's weighted average cost of debt.
[3] Details of loans to controlled entities are set out in note 32.

NOTE 21. INTEREST BEARING LIABILITIES

	Consolidated		Parent Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M
CURRENT				
Bank loans – secured[1]	**555.7**	793.9	-	-
Other loans – Commercial Mortgaged Backed Securities ("CMBS")[2]	**602.9**	-	-	-
Other loans – deferred payment[3]	-	207.0	-	-
RePS[4]	**33.8**	-	-	-
	1,192.4	**1,000.9**	-	-
NON-CURRENT				
Bank loans – secured[1]	**979.9**	141.4	-	5.7
Other loans – CMBS[2]	-	720.9	-	-
Other loans – controlled entities	-	-	**730.0**	28.0
	979.9	**862.3**	**730.0**	**33.7**

(1) **Bank loans - secured**

As at 30 June 2006

Facility	Amounts drawn down in A$M equivalents							
	AUS	SING	NZ	HK	US	GBP	EUR	Total A$
Multi-currency	257.0	44.6	274.2	99.7	11.1	78.7	46.0	811.3
Bank loan – secured	-	95.6	-	-	-	-	-	95.6
Bank loan – secured	-	12.6	-	-	-	-	-	12.6
Bank loan – secured	-	-	3.3	-	-	-	-	3.3
Bank loan – secured	-	-	-	-	-	-	174.1	174.1
Bank loan – secured	-	-	-	-	-	-	384.2	384.2
Bank loan – secured	-	-	-	-	-	60.4	-	60.4
	257.0	**152.8**	**277.5**	**99.7**	**11.1**	**139.1**	**604.3**	**1,541.5**
Less: unamortised borrowing costs								**(5.9)**
								1,535.6

The Syndicated Multi-currency Facility ("SMCF") comprises four revolving tranches, a $50 million one year working capital facility, a $350 million two year tranche, a $600 million three year tranche and a $400 million four year tranche.

Controlled entities have bank loans of A$95.6 million and A$12.6 million denominated in Singapore dollars. The former facility expires on 24 November 2007. The latter facility expires on 16 February 2009. Any resulting foreign currency exposure is economically hedged by corresponding Singapore investments purchased with the proceeds.

Controlled entities have bank loans of A$3.3 million which are denominated in New Zealand dollars. The facility expires on 28 February 2008. Any resulting foreign currency exposure is economically hedged by investments in New Zealand assets purchased with the proceeds.

Controlled entities have bank loans of A$558.3 million denominated in Euro. Facilities drawn to A$479.0 million at 30 June 2006 expire at various dates up to 30 June 2007. Facilities drawn to A$69.6 million and A$9.7 million expire at various dates in financial years ended 30 June 2008 and 30 June 2009 respectively.

Controlled entities have bank loans of A$60.4 million denominated in Pounds Sterling. The amount of A$57.3 million of the facility expires on 24 May 2009. The remainder of the facility expires on 14 September 2009.

Security for all loans is by way of first and second ranking charges over various assets of the Consolidated Entity.

NOTE 21. INTEREST BEARING LIABILITIES (CONTINUED)

As at 30 June 2005

Facility	**Expiry date**	**Amounts drawn down in A$M equivalents**				
		AUS	SING	NZ	HK	Total A$
Multi-option	30 Apr 06	237.1	34.9	144.8	85.2	502.0
Standby	30 Apr 06	158.6	-	-	-	158.6
Bridging	31 Jul 05	95.4	-	-	-	95.4
Multi-option facility	31 Dec 05	-	-	31.9	-	31.9
Bank loan – secured	24 Nov 07	-	64.6	-	-	64.6
Bank loan – secured	31 Jan 06	-	-	6.0	-	6.0
Bank loan – secured	28 Feb 08	-	-	8.9	-	8.9
Bank loan – secured	30 Jun 07	-	-	-	67.9	67.9
		491.1	**99.5**	**191.6**	**153.1**	**935.3**

The multi-option, standby and bridging facilities were refinanced on 29 July 2005 by the SMCF.

Any resulting foreign currency exposure from amounts denominated in foreign currencies is economically hedged by holding property assets of approximately the same value in the corresponding currencies.

(2) **Other loans - Commercial Mortgage Backed Securities ("CMBS")**

Details are as follows:

	$M
Balance as at 1 July 2005	720.9
Additional tranche issued on 7 November 2005	115.0
Amount deconsolidated on launch of MGW	(233.2)
Amortisation of fair value adjustment on stapling	0.2
Balance as at 30 June 2006	**602.9**

Security is by way of first registered mortgages and charges over various assets. The CMBS facilities mature on 7 November 2006 and have been reclassified as current liabilities.

(3) **Deferred Payment**

Interest bearing deferred payments relate to the fair value of the deferred payment owed to Commonwealth Managed Investments Limited ("CMIL") on the acquisition of Colonial First State Industrial Property Trust in April 2003. The amount was repaid on 28 April 2006.

(4) RePS

As a result of the implementation of AIFRS, RePS instruments are treated as debt from 1 July 2005. RePS are a class of securities that provide preferred distributions fixed for an initial period. The first reset date on the RePS is scheduled to occur at the discretion of the Consolidated Entity during the 12 months ending 30 June 2007. The fixed return provides for a distribution rate of 7.5% per annum.

Upon expiry of the initial period, known as a reset date, the issuer may convert RePS holdings into securities of Macquarie Goodman Group at a 3% discount at the Directors' discretion which will rank equally in all respects with existing securities. Prior to the reset date, the RePS holders can convert their RePS into predetermined numbers of securities.

Prior to the merger with the Company, MGI acquired 492,302 RePS from RePS Holders. The Company exercised its conversion rights over 349,158 RePS during the year resulting in the issue of securities which have been provided to employees under the ESAP. The cost of repurchasing the RePS is offset against the balance of RePS outstanding to the extent of the nominal value on issue of the instruments. The remaining balance at 30 June 2006 of $nil (2005: $20.8 million) is recognised in the RePS Repurchase Reserve in equity.

NOTE 21. INTEREST BEARING LIABILITIES (CONTINUED)

Exposure to Interest Rate Changes

The Consolidated Entity's exposure to interest rate changes at 30 June 2006, is as follows:

30 June 2006	Amounts drawn down in A$M equivalents							
	AUS	SING	NZ	HK	US	GBP	EUR	Total A$
Total borrowings[1]	888.0	152.6	277.6	99.7	11.1	490.8	604.3	2,524.1
Effect of interest rate swaps	662.0	136.3	125.4	51.7	-	430.2	556.6	1,962.2
Percentage hedged	75%	89%	45%	52%	-	88%	92%	78%

[1] Total borrowings include $351.8 million payable in Pounds Sterling under a cross currency swap which matures in November 2006 (2005: $nil). As this financial instrument will be settled on a net basis, this Pounds Sterling liability has been netted against the associated Australian Dollar receivable in Receivables.

30 June 2005	Amounts Drawn Down in A$M Equivalents							
	AUS	SING	NZ	HK	US	GBP	EUR	Total A$
Total borrowings	1,419.0	99.5	191.6	153.1	-	-	-	1,863.2
Effect of interest rate swaps	1,380.0	64.1	14.6	84.7	-	-	-	1,543.4
Percentage hedged	97%	64%	8%	55%	-	-	-	83%

Finance Facilities

	Consolidated		Parent Entity	
	Facilities available $M	**Facilities Utilised $M**	**Facilities available $M**	**Facilities Utilised $M**
At 30 June 2006				
Bank loans – secured	**2,226.2**	**1,541.5**	-	-
Other loans – CMBS	**602.9**	**602.9**	-	-
	2,829.1	**2,144.4**	-	-
At 30 June 2005				
Syndicated multi-option	569.5	502.0	-	-
Standby	225.0	158.6	-	-
Bridging	300.0	95.4	-	-
Multi-option facility	37.0	31.9	-	-
Bank loans – secured	283.2	147.4	5.7	5.7
Other loans – deferred payment	207.0	207.0	-	-
Other loans - CMBS	720.9	720.9	-	-
	2,342.6	**1,863.2**	**5.7**	**5.7**

NOTE 22. PROVISIONS

	Consolidated		Parent Entity	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
CURRENT				
Distributions to Securityholders (refer (a))	**108.5**	90.4	-	-
Distributions to RePS holders (refer (b))	-	1.0	-	-
Employee benefits[1]	**4.6**	1.5	-	-
	113.1	**92.9**	-	-
NON-CURRENT				
Employee benefits[1]	**20.0**	**0.4**	-	-

[1] Refer to note 33 for details of employee benefits.

(a) Distributions to Securityholders

Balance at 1 July	**90.4**	9.6	-	9.6
Provisions for distributions	**403.8**	171.9	-	-
Payment of distributions	**(385.7)**	(91.1)	-	(9.6)
Balance at 30 June	**108.5**	90.4	-	-

(b) From 1 July 2005 distributions to RePS holders are classified as interest. Provisions for distributions to RePS holders are classified as payables.

NOTE 23. ISSUED CAPITAL

	Consolidated	
	2006	2005
	M	M
Securities on Issue		
Number of securities on issue on the ASX	**1,608,822,483**	1,404,967,533
Less: Treasury securities issued under the ESAP	**(30,902,875)**	(8,650,000)
Balance included in issued capital	**1,577,919,608**	**1,396,317,533**
	$M	$M
PARENT ENTITY		
Issued capital, fully paid	**170.1**	144.2
Treasury securities	**(111.2)**	-
Issue costs	**(6.2)**	(3.7)
	52.7	**140.5**
MGI		
Issued capital, fully paid	**3,795.4**	2,876.7
Issue costs	**(66.5)**	(61.0)
	3,728.9	**2,815.7**
Total issued capital	**3,781.6**	**2,956.2**

Terms and Conditions
Stapled security means one share in the Company stapled to one unit in Macquarie Goodman Industrial Trust. Holders of Macquarie Goodman stapled securities are entitled to receive dividends and distributions as declared from time to time and are entitled to one vote per security at Shareholders' and Unitholders' meetings. In the event of a winding up of Macquarie Goodman, Securityholders rank after creditors and are fully entitled to any proceeds of liquidation.

NOTE 23. ISSUED CAPITAL (CONTINUED)

Reconciliation of Movements in Securities	Securities per ASX	Treasury securities	Consolidated	Consolidated Entity	MGI	Parent Entity
	2006	2006	2006	2006	2006	2006
	M	M	M	$M	$M	$M
Balance at the beginning of the year						
Securities on issue at 1 July 2005 – 1,404,967,533 securities	1,405.0	-	1,405.0	3,020.9	2,876.7	144.2
Treasury securities at 1 July 2005 – 8,650,000 securities	-	(8.7)	(8.7)	-	-	-
Less: Issue costs	-	-	-	(64.7)	(61.0)	(3.7)
	1,405.0	(8.7)	1,396.3	2,956.2	2,815.7	140.5
Movements during the year						
- 75,721,722 securities issued under the Distribution Reinvestment Plan	75.7	-	75.7	339.3	328.3	11.0
- 16,900,185 Treasury securities issued under the ESAP acquired on conversion of RePS	-	(16.9)	(16.9)	(69.0)	-	(69.0)
- 7,021,025 Treasury securities issued under the ESAP on issue of securities	7.0	(7.0)	-	-	35.9	(35.9)
- Adjustment for difference in price of securities issued under the ESAP and cost to acquire the securities	-	-	-	(5.4)	-	(5.4)
- 1,033,332 securities issued on vesting of options	1.0	-	1.0	1.8	1.7	0.1
- (1,668,335) Treasury securities converted to securities on vesting of ESAP	-	1.7	1.7	0.1	-	0.1
- 23,516,555 securities on conversion of RePS	23.5	-	23.5	74.1	72.1	2.0
- 63,079,094 securities for institutional placement on acquisition of Eurinpro	63.1	-	63.1	321.7	314.0	7.7
- 33,483,220 securities issued to vendor on acquisition of Eurlnpro	33.5	-	33.5	170.8	166.7	4.1
Less: Issue costs	-	-	-	(8.0)	(5.5)	(2.5)
	203.8	(22.2)	181.6	825.4	913.2	(87.8)
Balance at the end of the year	1,608.8	(30.9)	1,577.9	3,781.6	3,728.9	52.7
Comprises:						
Balance – 1,608,822,481 securities on issue	1,608.8	-	1,608.8	3923.2	3,795.4	127.8
Balance – 30,902,875 Treasury securities	-	(30.9)	(30.9)	(68.9)	-	(68.9)
Less: Issue costs	-	-	-	(72.7)	(66.5)	(6.2)
	1,608.8	(30.9)	1,577.9	3,781.6	3,728.9	52.7

NOTE 24. RESERVES

	Consolidated		Parent Entity	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Asset Revaluation Reserve[1]	**135.3**	50.3	**-**	-
Cash Flow Hedge Reserve[2]	**5.7**	-	**0.7**	-
Foreign Currency Translation Reserve[3]	**(3.8)**	0.6	**-**	-
Capital Profits Reserve[4]	**11.4**	5.1	**-**	-
RePS Repurchase Reserve[5]	**-**	(20.8)	**-**	-
Employee Compensation Reserve[6]	**17.2**	11.5	**17.2**	11.5
Defined Benefit Plan Actuarial Gains[7]	**2.7**	-	**-**	-
Total reserves	**168.5**	46.7	**17.9**	11.5

The reserves of the Consolidated Entity are apportioned below between the amounts Securityholders are entitled by virtue of their shareholding in the Company and their unitholding in MGI.

Details of the impact of the implementation of AIFRS on reserves are set out in note 37.

NOTE 24. RESERVES (CONTINUED)

	Shareholders of the Company		Unitholders of MGI		Securityholders	
	2006	2005	2006	2005	2006	2005
	$M	$M	$M	$M	$M	$M
(1) Asset Revaluation Reserve						
Balance at the beginning of the year	26.2	-	24.1	-	50.3	-
Increases due to revaluation of listed/unlisted investments	17.3	37.4	-	-	17.3	37.4
Deferred tax	(2.2)	(11.2)	-	-	(2.2)	(11.2)
Transfer (to)/from Capital Profits Reserve	(3.0)	-	(27.5)	-	(30.5)	-
Transfers (to)/from retained earnings	1.4	-	99.0	24.1	100.4	24.1
Balance at the end of the year	39.7	26.2	95.6	24.1	135.3	50.3

Refer to note 1(f) and 1(k) for the accounting policies relating to this reserve.

(2) Cash Flow Hedge Reserve						
Balance at the beginning of the year	-	-	-	-	-	-
Impact of change in accounting policy	8.7	-	(22.7)	-	(14.0)	-
	8.7	-	(22.7)	-	(14.0)	-
Change in value of financial instruments	(10.4)	-	40.4	-	30.0	-
Transfers to Income Statement	-	-	(10.3)	-	(10.3)	-
Balance at the end of the year	(1.7)	-	7.4	-	5.7	-

Refer to note 1(q) for the accounting policy relating to this reserve.

(3) Foreign Currency Translation Reserve ("FCTR")						
Balance at the beginning of the year	-	-	0.6	-	0.6	-
Transfer (to)/from Capital Profits Reserve		-	(0.6)	-	(0.6)	-
Net exchange differences on conversion of foreign operations	(2.2)	-	(1.6)	0.6	(3.8)	0.6
Balance at the end of the year	(2.2)	-	(1.6)	0.6	(3.8)	0.6

The foreign currency translation reserve records the foreign currency differences arising from the translation of foreign operations in New Zealand, Singapore, Hong Kong, United Kingdom and Europe. Refer to note 1(e) for the accounting policy relating to this reserve.

NOTE 24. RESERVES (CONTINUED)

	Shareholders of the Company		Unitholders of MGI		Securityholders	
	2006	2005	**2006**	2005	**2006**	2005
	$M	$M	**$M**	$M	**$M**	$M
(4) Capital Profits Reserve						
Balance at the beginning of the year	-	-	**5.1**	-	**5.1**	-
Balance on acquisition of MGI	-	-	-	5.1	-	5.1
Transfer from FCTR		-	**0.6**	-	**0.6**	-
Transfers from Asset Revaluation Reserve	**3.0**	-	**27.5**	-	**30.5**	-
Transfers to Retained Earnings	-	-	**(24.8)**	-	**(24.8)**	-
Balance at the end of the year	**3.0**	-	**8.4**	5.1	**11.4**	5.1
Refer to note 1(f) for the accounting policy relating to this reserve.						
(5) RePS Repurchase Reserve						
Balance at the beginning of the year	-	-	**(20.8)**	-	**(20.8)**	-
Transfer to Issued Capital on conversion of RePS to securities	-	-	**20.8**	-	**20.8**	-
Premium paid on repurchase of RePS from minority interests	-	-	-	(20.8)	-	(20.8)
Balance at the end of the year	-	-	-	(20.8)	-	(20.8)

The RePS Repurchase Reserve arose on acquisition of RePS by the Consolidated Entity. The balance reversed on conversion of the RePS instruments to securities.

	Shareholders of the Company 2006 $M	2005 $M	Unitholders of MGI 2006 $M	2005 $M	Securityholders 2006 $M	2005 $M
(6) Employee Compensation Reserve						
Balance at the beginning of the year	**11.5**	3.2	-	-	**11.5**	3.2
Expense recognised in the Income Statement during the year	**7.5**	5.6	-	-	**7.5**	5.6
Amount due from employees for options/securities not yet vested	-	2.7	-	-	-	2.7
Amount transferred to issued capital on vesting of options/securities	**(1.8)**	-	-	-	**(1.8)**	-
Balance at the end of the year	**17.2**	11.5	-	-	**17.2**	11.5
Refer to note 1(u) for the accounting policy relating to this reserve.						
(7) Defined Benefit Fund Actuarial Gains						
Balance at the beginning of the year	-	-	-	-	-	-
Actuarial valuation gains	**4.0**	-	-	-	**4.0**	-
Deferred tax	**(1.3)**	-	-	-	**(1.3)**	-
Balance at the end of the year	**2.7**	-	-	-	**2.7**	-
Total consolidated reserves	**58.7**	37.7	**109.8**	9.0	**168.5**	46.7

Refer to note 1(u) for the accounting policy relating to this reserve.

NOTE 25. RETAINED EARNINGS/(ACCUMULATED LOSSES)

The retained earnings/(accumulated losses) of the Consolidated Entity are apportioned below between the amounts Securityholders are entitled to by virtue of their shareholding in the Company and their unitholding in MGI:

	Shareholders of the Company		Unitholders of MGI		Securityholders	
	2006 $M	2005 $M	2006 $M	2005 $M	2006 $M	2005 $M
(Accumulated losses)/retained earnings at the beginning of the year	(109.0)	4.0	89.2	-	(19.8)	4.0
Impact of change in accounting policy[1]	-	-	(0.9)	-	(0.9)	-
	(109.0)	4.0	88.3	-	(20.7)	4.0
Profit/(loss) for the year	47.1	(90.9)	453.0	157.6	500.1	66.7
Transfers to Asset Revaluation Reserve	(1.4)	-	(99.0)	(24.1)	(100.4)	(24.1)
Transfers from Capital Profits Reserve	-	-	24.8	-	24.8	-
Dividends and distributions declared	-	(22.1)	(403.8)	(171.9)	(403.8)	(194.0)
Balance on acquisition of MGI	-	-	-	127.6	-	127.6
(Accumulated losses)/retained earnings at the end of the year	(63.3)	(109.0)	63.3	89.2	-	(19.8)

[1] Details of the impact of the implementation of AIFRS on retained earnings are set out in note 37.

NOTE 26. OTHER MINORITY INTERESTS

Other minority interests in controlled entities comprise:

	Consolidated	
	2006 $M	2005 $M
Other shareholders in Ascendas Global Gateway Pte Limited	2.4	-
Other shareholders in Highbrook Development Limited	18.8	18.2
RePS[1]	-	51.0
	21.2	69.2

[1] As set out in note 21, as a result of the implementation of AIFRS, RePS are classified as debt from 1 July 2005.

NOTE 27. NOTE TO THE CASH FLOW STATEMENTS

(a) Reconciliation of Cash
For the purpose of the Cash Flow Statement, cash includes cash on hand at the bank and short-term deposits at all. Cash as at the end of the year as shown in the Cash Flow Statement is reconciled to the related items in the Balance Sheet as follows:

	Consolidated		Parent Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Cash assets	**23.3**	**7.2**	**0.9**	**0.1**

(b) Reconciliation of Profit/(Loss) after Income Tax to Net Cash Provided by Operating Activities

	Consolidated 2006 $M	Consolidated 2005 $M	Parent Entity 2006 $M	Parent Entity 2005 $M
Profit/(loss) for the year	**500.3**	68.4	**(17.8)**	(68.7)
Items classified as investing/financing activities				
Net gain on disposal of investment properties	**(39.3)**	(15.2)	-	-
Net gain on disposal of equity investments	**(4.7)**	(0.2)	-	-
Interest paid capitalised	**(47.0)**	(22.9)	-	-
Merger transaction costs	-	22.5	-	22.4
Non-cash items				
Depreciation and amortisation	**1.2**	5.8	-	1.0
Share options expense	**7.5**	5.6	**7.5**	3.7
Impairment of management rights on stapling	-	95.4	-	67.8
Gains on fair value adjustments on investment properties	**(113.5)**	(25.5)	-	-
Share of net results of equity accounted investments	**(46.7)**	(6.3)	-	-
Unrealised foreign exchange gain	**(2.6)**	-	-	-
Unrealised gains on revaluation of financial instruments	**(10.3)**	-	-	-
Non-cash adjustments included in net financing costs	**(1.0)**	-	-	-
Decrease in income taxes payable	**0.5**	-	-	-
Increase in income taxes receivable	**(3.0)**	(6.2)	**(4.0)**	(2.2)
Net cash provided by operating activities before change in assets and liabilities	**241.4**	**122.1**	**(14.3)**	**24.0**
Change in assets and liabilities during the year:				
- (Increase)/decrease in receivables	**(64.9)**	61.9	**5.2**	8.9
- Increase in inventories	**(27.3)**	(24.9)	-	-
- Increase in tax assets	**(5.7)**	(5.4)	-	(3.0)
- Decrease in other assets	**76.2**	12.8	-	-
- (Increase)/decrease in payables	**39.0**	(51.5)	-	1.2
- Increase/decrease in deferred taxes payable	**3.0**	(16.4)	**1.3**	(18.2)
- Increase in provisions	**11.9**	1.0	-	-
Net cash provided by/(used in) operating activities	**273.6**	**98.9**	**(7.8)**	**12.9**

NOTE 27. NOTE TO THE CASH FLOW STATEMENTS (CONTINUED)

(c) Non-Cash Financing and Investing Activities
During the year, the following non-cash transactions were undertaken:

(i) Settlement of Distribution Liabilities
During the year, 75,721,722 securities were allocated under the Distribution Reinvestment Plan for total consideration of $339.3 million.

(ii) Issue of Securities under the ESAP
During the year, 7,021,025 securities were issued to employees under the ESAP. Securities issued under the ESAP are accounted for as options. The securities are held in trust as security for the loans.

(iii) Conversion of RePS
During the year, 23,516,555 securities were issued as a result of RePS Holders' conversion elections. The value of the securities issued was $74.1 million. No cash was received as a result of these transactions.

(iv) Issue of securities on acquisition of Eurinpro
During the year, 33,483,220 securities were issued pursuant to the acquisition of Eurinpro (refer to note 3 for details).

NOTE 28. CONTROLLED ENTITIES

	Parent Entity 2006 $M	Parent Entity 2005 $M
(a) Particulars in Relation to Controlled Entities		
Investments in controlled entities at cost	**240.4**	31.5

	Country of incorporation	Interest held 2006 %	Interest held 2005 %
Controlled Companies			
Macquarie Goodman Funds Management Limited	Australia	**100.0**	100.0
Macquarie Goodman Property Services Pty Limited	Australia	**100.0**	100.0
Macquarie Goodman Development Management Pty Limited	Australia	**100.0**	100.0
Macquarie Goodman Property Development Pty Limited	Australia	**100.0**	100.0
Macquarie Goodman Corporate Services Pty Limited	Australia	**100.0**	100.0
Macquarie Goodman Building Services Pty Limited	Australia	**100.0**	100.0
Macquarie Goodman Industrial Finance Pty Limited	Australia	**100.0**	100.0
Macquarie Goodman Industrial Management Pty Limited	Australia	**100.0**	100.0
Macquarie Goodman Vineyard Pty Limited ("MGV")	Australia	**100.0**	100.0
Macquarie Goodman Wholesale Limited	Australia	**100.0**	100.0
Macquarie Goodman Acquisitions Pty Limited	Australia	**100.0**	100.0
Macquarie Goodman Foundation Pty Limited	Australia	**100.0**	100.0
Macquarie Goodman Holdings Pty Limited	Australia	**100.0**	100.0
Tallina Pty Limited	Australia	**100.0**	100.0
Tidecard Pty Limited	Australia	**100.0**	100.0
Mintbail Pty Limited	Australia	**100.0**	100.0
01 Pty Limited	Australia	**100.0**	100.0
02 Pty Limited	Australia	**100.0**	100.0
Binary Centre Pty Limited	Australia	**100.0**	100.0
Riverside 1 Pty Limited	Australia	**100.0**	100.0
Riverside 2 Pty Limited	Australia	**100.0**	100.0
Riverside 3 Pty Limited	Australia	**100.0**	100.0
Tranway Pty Limited	Australia	**100.0**	100.0
Tranway No. 1 Pty Limited	Australia	**100.0**	100.0
Oxcap Pty Limited	Australia	**100.0**	100.0
Ashcap Pty Limited	Australia	**100.0**	100.0
CityCap Pty Limited	Australia	**100.0**	100.0
Suncap Pty Limited	Australia	**100.0**	100.0
Clayton Business Park Pty Limited	Australia	**100.0**	100.0
Graham Street F Pty Limited	Australia	**100.0**	100.0
Clyvina Pty Limited	Australia	**100.0**	100.0
Keeto Pty Limited	Australia	**100.0**	100.0
MG Laverton Finance Pty Limited (formerly MGI HK Pty Limited)	Australia	**100.0**	100.0
MGM Acquisitions Pty Limited (formerly MGM HK Pty Limited)	Australia	**100.0**	100.0
Ascendas Funds Management (Australia) Pty Limited	Australia	**100.0**	100.0
Macquarie Goodman Vineyards No. 2 Pty Limited [1]	Australia	**100.0**	-
Macquarie Goodman Wholesale Loan Note Pty Limited[1]	Australia	**100.0**	-
MGW Construction Loan Note Pty Limited[1]	Australia	**100.0**	-
MG Hong Kong Investment Pty Limited[1]	Australia	**100.0**	-
TMG Services Pty Limited[1]	Australia	**100.0**	-
MG Arlington (Jersey) Pty Limited[1]	Australia	**100.0**	-
MG Europe Development Pty Limited[1]	Australia	**100.0**	-
MGI Europe Finance Pty Limited [1]	Australia	**100.0**	-
MGM Europe Pty Limited[1]	Australia	**100.0**	-
Macquarie Goodman (NZ) Limited	New Zealand	**100.0**	100.0
Macquarie Goodman Highbrook Limited	New Zealand	**100.0**	100.0
Highbrook Development Limited	New Zealand	**75.0**	75.0
Macquarie Goodman Property Services (NZ) Limited	New Zealand	**100.0**	100.0

[1] Companies incorporated during the year ended 30 June 2006.

NOTE 28. CONTROLLED ENTITIES (CONTINUED)

	Country of incorporation	Interest held 2006 %	2005 %
Controlled Companies (continued)			
MGM Singapore Pte Limited	Singapore	100.0	100.0
Ascendas Globlal Gateway Pte Limited[2]	Singapore	60.0	-
Elite Bright Properties Limited	Hong Kong	-	100.0
Comfort Developments Limited	Hong Kong	100.0	100.0
Macquarie Goodman China Limited (formerly Macquarie Goodman Container Investments No. 3)[1]	Hong Kong	100.0	-
Yeung UK A Limited	Cayman Islands	-	100.0
MGD Asia	Cayman Islands	100.0	100.0
MGI HK Investment	Cayman Islands	-	100.0
MGI HK Finance[1]	Cayman Islands	100.0	-
MGI HK Investments 2[1]	Cayman Islands	100.0	-
MGI HK Investments 3[1]	Cayman Islands	100.0	-
Macquarie Goodman Container Investments No.4[1]	Cayman Islands	100.0	-
MG Shanghai Investments No. 1[1]	Cayman Islands	100.0	-
Alpine Capital Holdings Limited[2]	British Virgin Islands	100.0	-
Asset Corporate Investments Limited[2]	British Virgin Islands	100.0	-
Macquarie Goodman (Shanghai) Warehouse Co. Ltd.[1]	People's Republic of China	100.0	-
Eurinpro International SA[2]	Luxembourg	100.0	-
Eurinpro Belgium NV[2]	Belgium	100.0	-
Eurinpro Management Services NV[2]	Belgium	100.0	-
Eurinpro France Sarl[2]	France	100.0	-
Eurinpro GmbH[2]	Germany	100.0	-
Eurinpro Italy Srl[2]	Italy	100.0	-
Eurinpro KK[2]	Japan	100.0	-
Eurinpro BV[2]	Netherlands	100.0	-
Eurinpro Sp.zo.o[2]	Poland	100.0	-
Eurinpro Real Estate SL[2]	Spain	100.0	-
Eurinpro Inc[2]	USA	100.0	-
Centaurus Logistics SA[2]	Luxembourg	100.0	-
consolidated with DBA Czech sro[2]	Czech Republic	100.0	-
Nanteuil Logistique SA[2]	Luxembourg	100.0	-
Oak Logistics SA[2]	Luxembourg	100.0	-
consolidated with Lutterberg Logistics GmbH[2]	Germany	100.0	-
Hades Logistics BV[2]	Netherlands	100.0	-
Grodzisk Logistics 1 Sp.zo.o.[2]	Poland	100.0	-
Demeter Logistics BV[2]	Netherlands	100.0	-
consolidated with Girona Global Logistics SL[2]	Spain	100.0	-
Macquarie Goodman Investments (Lux) Sarl[2]	Luxembourg	100.0	-
Mars Logistic Holding NV[2]	Belgium	100.0	-
Jupiter Logistic Holding NV[2]	Belgium	100.0	-
Willebroek Platform Project NV[2]	Belgium	100.0	-
Venus Logistic Holding NV[2]	Belgium	100.0	-
Arsenaal Business Park NV[2]	Belgium	100.0	-
WMP NV[2]	Belgium	100.0	-
Antlia Logistics sa[2]	Luxembourg	100.0	-
Pine Logistics sa[2]	Luxembourg	100.0	-
subconsolidated with Silver Maple Logistics GmbH[2]	Germany	100.0	-
Tulip Logistics sa[2]	Luxembourg	100.0	-
subconsolidated with Maple Logistics GmbH[2]	Germany	100.0	-
Gemini Logistics sa[2]	Luxembourg	100.0	-
subconsolidated with Prometheus Logistics GmbH[2]	Germany	100.0	-

[1] Companies incorporated during the year ended 30 June 2006.
[2] Companies acquired during the year ended 30 June 2006.

NOTE 28. CONTROLLED ENTITIES (CONTINUED)

	Country of incorporation	Interest held 2006 %	2005 %
Controlled Companies (continued)			
ACE SARL[2]	Luxembourg	**100.0**	-
TCL International srl[2]	Italy	**100.0**	-
Arlington Business Services France SAS[2]	France	**100.0**	-
Arlington MonteLimar SAS[2]	France	**100.0**	-
Arlington Wattrelos SAS[2]	France	**100.0**	-
Arlington Property Investors Europe BV[2]	Netherlands	**100.0**	-
Arlington Renderend Bezit 1 BV[2]	Netherlands	**100.0**	-
Arlington Renderend Bezit 2BV[2]	Netherlands	**100.0**	-
Arlington Renderend Bezit 3BV[2]	Netherlands	**100.0**	-
Arlington Renderend Bezit 4BV[2]	Netherlands	**100.0**	-
Arlington Renderend Bezit Beheer BV[2]	Netherlands	**100.0**	-
Arlington Renderend Bezit BV[2]	Netherlands	**100.0**	-
BR Investors BV[2]	Netherlands	**100.0**	-
Two Rivers One Ltd[2]	Jersey	**100.0**	-
Two Rivers Two Ltd[2]	Jersey	**100.0**	-
Arlington Business Services España sl[2]	Spain	**100.0**	-
Arlington Business Parks GP Limited[2]	United Kingdom	**100.0**	-
Arlington Business Services Limited[2]	United Kingdom	**100.0**	-
Arlington Development Management Limited[2]	United Kingdom	**100.0**	-
Arlington Henley Development (50%)[2]	United Kingdom	**100.0**	-
Arlington Investment Management Limited[2]	United Kingdom	**100.0**	-
Arlington LP Limited[2]	United Kingdom	**100.0**	-
Arlington Net Services Limited[2]	United Kingdom	**100.0**	-
Arlington Property Developments 2003[2]	United Kingdom	**100.0**	-
Arlington Property Investment Management Limited[2]	United Kingdom	**100.0**	-
Arlington Property Investments Limited[2]	United Kingdom	**100.0**	-
Arlington Property Investors UK Operations Limited[2]	United Kingdom	**100.0**	-
Arlington PSCP Limited[2]	United Kingdom	**100.0**	-
Arlington Science Park GP Limited[2]	United Kingdom	**100.0**	-
Arlington Science Park LP Limited[2]	United Kingdom	**100.0**	-
Arlington Securities Limited[2]	United Kingdom	**100.0**	-
Arlington Warehousing Limited[2]	United Kingdom	**100.0**	-
Arlington Property Advisor Limited[2]	United Kingdom	**100.0**	-
Dollhurst Limited[2]	United Kingdom	**100.0**	-
Dollmist Limited[2]	United Kingdom	**100.0**	-
Dollplace Limited[2]	United Kingdom	**100.0**	-
Park Business Centres Limited (50%)[2]	United Kingdom	**100.0**	-
Property Management Employment Services Limited[2]	United Kingdom	**100.0**	-
Property Partners (Two Rivers) Limited[2]	United Kingdom	**100.0**	-
PSCP Limited[2]	United Kingdom	**100.0**	-
Regent Property Partners (Residential) Limited[2]	United Kingdom	**100.0**	-
Regent Property Partners (Retail Parks) Limited[2]	United Kingdom	**100.0**	-
Regent Retail parks (St Johns Wolverhampton) Limited[2]	United Kingdom	**100.0**	-
The Junction Thurrock (General Partner) Limited (50%)[2]	United Kingdom	**100.0**	-

[1] Companies incorporated during the year ended 30 June 2006.
[2] Companies acquired during the year ended 30 June 2006.

NOTE 28. CONTROLLED ENTITIES (CONTINUED)

	Country of establishment	Interest held 2006 %	2005 %
Controlled Unit Trusts			
Industrial Property Management Trust	Australia	**100.0**	100.0
Macquarie Goodman Industrial Trust	Australia	**100.0**	100.0
Macquarie Industrial Trust	Australia	**100.0**	100.0
O'Riordan Street Unit Trust	Australia	**100.0**	100.0
Homebush Subtrust	Australia	**100.0**	100.0
Carter Street Trust	Australia	**100.0**	100.0
Penrose Trust	Australia	**100.0**	100.0
Macquarie Goodman Capital Trust	Australia	**99.8**	99.8
– Biloela Street Unit Trust	Australia	**99.8**	99.8
– BDE Unit Trust	Australia	**99.8**	99.8
– Macquarie Goodman Commercial Property Trust	Australia	**99.8**	99.8
– Waterloo Road Office Trust	Australia	**99.8**	99.8
– Cambridge Office Park Trust	Australia	**99.8**	99.8
– Liverpool Road Office Trust	Australia	**99.8**	99.8
– Saunders Street Trust	Australia	**99.8**	99.8
– 828 Pacific Highway Trust	Australia	**99.8**	99.8
Binary No. 1 Trust	Australia	**100.0**	100.0
– Binary No. 2 Trust	Australia	**100.0**	100.0
Orion Road Trust	Australia	**100.0**	100.0
Hill Road Trust	Australia	**100.0**	100.0
Clayton 1 Trust	Australia	**100.0**	100.0
– Clayton 2 Trust	Australia	**100.0**	100.0
– Clayton 3 Trust	Australia	**100.0**	100.0
Port Melbourne 1 Trust	Australia	**100.0**	100.0
– Port Melbourne 2 Trust	Australia	**100.0**	100.0
– Port Melbourne 3 Trust	Australia	**100.0**	100.0
Smithfield Property Trust	Australia	**100.0**	100.0
– Smithfield Property Trust No. 2	Australia	**100.0**	100.0
MGA Industrial Portfolio Trust	Australia	**100.0**	100.0
– MGA Industrial Subsidiary Trust No. 1	Australia	**100.0**	100.0
– MGA Industrial Subsidiary Trust No. 2	Australia	**100.0**	100.0
– MGA Industrial Subsidiary Trust No. 3	Australia	**100.0**	100.0
MGA Direct Property Trust	Australia	**100.0**	100.0
Thomas Trust	Australia	**100.0**	100.0
Macquarie Goodman Wholesale Trust No. 1 (formerly Macquarie Goodman Thomas Trust) (previously AIP)	Australia	-	100.0
Euston Road Trust	Australia	**100.0**	100.0
– Euston Road Subtrust	Australia	**100.0**	100.0
Highbrook Trust	Australia	**100.0**	100.0
MG Holding Trust No. 1 (formerly Liverpool Showgrounds Trust)	Australia	**100.0**	100.0
– Regal Business Park Trust (formerly Liverpool Showgrounds Subtrust)	Australia	**100.0**	100.0
TMG Property Fund	Australia	-	100.0
MGM Holding Trust	Australia	**100.0**	100.0
West Melbourne Trust (formerly Macquarie Goodman Wholesale Trust)	Australia	**100.0**	100.0
– MG Wholesale Subtrust	Australia	-	100.0
St Leonards Trust	Australia	**100.0**	100.0
Mascot Trust (formerly Wacol Trust)	Australia	**100.0**	100.0
IBC Trust	Australia	**100.0**	100.0
Q-Sheds (formerly Q Stores Trust)	Australia	**100.0**	100.0
CDC Trust (formerly Woolsheds Trust)	Australia	**100.0**	100.0

NOTE 30. COMMITMENTS

	Consolidated		Parent Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M
CAPITAL EXPENDITURE COMMITMENTS				
Contracted but not provided for and payable:				
Within one year				
- Capital expenditure on investment properties	**242.6**	160.6	-	-
NON-CANCELLABLE OPERATING LEASE COMMITMENTS				
Future operating lease commitments not provided for in the financial statements and payable:				
Within one year	**6.0**	2.1	-	-
One year or later and no later than five years	**20.7**	5.0	-	-
Later than five years	**9.6**	-	-	-
	36.3	**7.1**	-	-

Commitment to Investment in Wholesale Funds

At 30 June 2006 Macquarie Goodman was committed to invest A$182.1 million and A$32.5 million in the Australian and Hong Kong Wholesale Funds respectively.

Acquisition of Investment Properties

Amounts contracted for the acquisition of investment properties not provided for at 30 June 2006 is $7.0 million (2005: $211.8 million). Amounts contracted for the acquisition of other investments not provided for at 30 June 2006 is $41.3 million (2005: $nil).

Guaranteed Land Payments - M7 Business Hub Development

A commitment exists at 30 June 2006 in respect of a Heads of Agreement signed between the Parent Entity, MGI, MGV, Brickworks Limited and Austral. Austral has a put option which gives it the right to require MGV to take a transfer of unsold saleable lots of land. The consideration payable over the duration of the development will be the greater of:

(a) the guaranteed land payments of unsold saleable lots; or

(b) the revised retail price of the unsold saleable lots less a 2.5% discount if the revised retail price is less than $10 million or a 5% discount if it is greater than $10 million.

MGI has provided Austral with a guarantee for all amounts payable to Austral by MGV under the Heads of Agreement.

Non-cancellable operating lease receivable from investment property tenants

	Consolidated		Parent Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Non-cancellable operating lease commitments receivable:				
Within one year	**258.9**	299.1	-	-
Later than one year but not later than five years	**678.1**	1,265.6	-	-
Later than five years	**111.7**	140.8	-	-

NOTE 28. CONTROLLED ENTITIES (CONTINUED)

	Country of establishment	Interest held 2006 %	2005 %
Controlled Unit Trusts (continued)			
Ascendas (Australia) Trust	Australia	**100.0**	100.0
Creek Trust [1]	Australia	**100.0**	-
Perth Leasing Trust [1]	Australia	**100.0**	-
MG Arlington Warehousing Trust [1]	Australia	**100.0**	-
MG Hong Kong Investment Trust [1]	Australia	**100.0**	-
MGI Europe Finance Trust [1]	Australia	**100.0**	-
MG Europe Development Trust [1]	Australia	**100.0**	-
BMGW CDC Trust [1]	Australia	**100.0**	-

(1) Trusts established during the year ended 30 June 2006.

NOTE 29. INTEREST IN JOINT VENTURE OPERATIONS

The Consolidated Entity is in a joint venture with The Austral Brick Company Pty Ltd ("Austral") relating to development of the Brickworks site in Sydney.

Under the terms of the Joint Venture Agreement, the Consolidated Entity pays for infrastructure works and has provided Austral with a put and call option which gives Austral the right to require the Consolidated Entity to purchase unsold lots of land and the Consolidated Entity the right to acquire unsold lots of land after specified dates subject to the conditions as outlined in note 30.

For the year ended 30 June 2005, the joint venture operation did not contribute any amount to the operating profit of the Company or the Consolidated Entity.

Included in the assets and liabilities of the Consolidated Entity are the following items which represent the Consolidated Entity's interest in the assets and liabilities employed in the joint venture, recorded in accordance with the accounting policies described in note 1.

	Consolidated 2006 $M	Consolidated 2005 $M	Parent Entity 2006 $M	Parent Entity 2005 $M
Total assets				
Trade debtors	-	1.2	-	-
Inventories	**19.0**	26.7	-	-
Other assets	**29.5**	6.8	-	-
Total liabilities				
Trade creditors	**(29.9)**	(5.3)	-	-
Net assets	**18.6**	**29.4**	-	-

NOTE 31. RELATED PARTIES

The names of key management personnel of the Consolidated Entity at any time during the year are as follows:

Non-Executive Directors
Mr David Clarke, AO
Dr David Teplitzky
Mr Ian Ferrier, AM
Mr Patrick Goodman
Mr John Harkness
Mr James Hodgkinson
Ms Anne Keating
Mr Jim Sloman, OAM (appointed 1 February 2006)
Mr Stephen Girdis (Alternate Director for Mr David Clarke and Mr James Hodgkinson)
Mr Patrick Allaway (resigned 18 November 2005)
Ms Lynn Wood (resigned 18 November 2005)

Executives
Mr David van Aanholt
Mr Nick Kurtis
Mr Michael O'Sullivan
Mr Anthony Rozic
Mr Jeff Pulsford

Executive Directors
Mr Gregory Goodman

Key Management Personnel Compensation

The key management personnel compensation totals are as follows:

	Consolidated		Parent Entity	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Short-term employee benefits	**8.0**	4.3	-	-
Post-employment benefits	**0.2**	0.1	-	-
Equity compensation benefits	**2.4**	1.4	-	-
	10.6	5.8	-	-

Individual Directors and Executives Compensation Disclosures

Information regarding individual directors and executives compensation and some equity instruments disclosures as permitted by Corporations Regulations 2M.3.03 and 2M.6.04 is provided in the Remuneration Report section of the Directors' Report on page 13 to 15.

Loans to Key Management Personnel and Their Related Parties

Loans provided in respect of employee security plan arrangements where securities have vested or were issued prior to 7 November 2002 are recorded as loans on the balance sheet of the Consolidated Entity. Details of these amounts are as follows:

	Balance at the start of the year		Balance at the end of the year		Interest paid and payable in the year		Highest balance in the year	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
	$	$	**$**	$	**$**	$	**$**	$
Executive Director								
Mr Gregory Goodman	**5,325,172**	-	**3,238,215**	5,325,172	**324,388**	162,512	**5,325,172**	6,174,051
Executives								
Mr David van Aanholt	-	-	-	-	-	2,905	-	261,805
Mr Nick Kurtis	**54,507**	-	-	54,507	**1,122**	1,474	**54,507**	54,507
Mr Michael O'Sullivan	**1,094,423**	-	**466,668**	1,094,423	**43,804**	19,346	**1,094,423**	1,094,423

NOTE 31. RELATED PARTIES (CONTINUED)

Loans to key management personnel and their related parties (continued)

In addition to the above, the following limited recourse loans have been advanced to key management personnel and are incorporated in the value attributed to Treasury Securities in Issued Capital. Details of these amounts are as follows:

	Balance at the start of the year		Balance at the end of the year		Interest paid and payable in the year		Highest balance in the year	
	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $
Executive Director								
Mr Gregory Goodman	-	-	8,070,058	-	339,007	-	8,082,102	-
Executives								
Mr David van Aanholt	2,662,586	-	11,859,195	2,662,586	268,665	71,986	11,894,952	2,662,586
Mr Anthony Rozic	-	-	8,292,641	-	153,498	-	8,297,158	-
Mr Nick Kurtis	3,993,879	-	10,850,360	3,993,879	315,900	107,979	12,257,332	3,993,879
Mr Michael O'Sullivan	-	-	8,797,023	-	150,017	-	8,802,292	-

Interest on both full recourse and limited recourse loans is charged at 6.1% (2005: 6.5%) per annum. The after-tax amount of any dividends or distributions paid on the securities acquired with the loans must be applied towards payment of interest, if any, and the principal of the loan.

Loans are for the periods of up to five years and are repayable earlier on termination of the employee or disposal of the securities. No amounts have been written down or recorded as allowances as the balances are considered fully collectible.

Analysis of movements in securities under ESAP

The movement during the reporting period, by value, of securities of Macquarie Goodman held under the ESAP by each Company director and each of the five named Executive Officers under the ESAP is detailed below. No securities were forfeited during the year.

	New securities granted in year[1] $	Securities vested in year[2] $	Total value in year $
Executive Director			
Mr Gregory Goodman	979,951	1,406,265	2,386,216
Executive Officers			
Mr David van Aanholt	1,019,975	-	1,019,975
Mr Anthony Rozic	897,481	-	897,481
Mr Nick Kurtis	897,481	941,001	1,838,482
Mr Michael O'Sullivan	958,729	1,150,915	2,109,644

(1) The value of the loan in respect of securities granted in the year is the fair value of the securities calculated at grant date using a combination of Monte Carlo simulations and numerical option valuation in a lattice framework. The total value of the securities granted under this arrangement is included in the table above. This amount is allocated to remuneration over the vesting period of the security.

(2) The value of the limited recourse feature in respect of securities exercised during the year is calculated as the market price of securities on the ASX at close of trading on the date the securities were exercised after deducting the price paid or payable to exercise the security.

NOTE 31. RELATED PARTIES (CONTINUED)

Options and rights over equity instruments

On 9 December 2005, 1,325,000 options over the stapled securities of MGQ were issued to Mr Jeff Pulsford as part of his compensation. The options, which have a fair value of $0.58 per option at grant date, are exercisable at $4.29 per option and expire on 31 December 2011. The value of the options were determined using a combination of Monte Carlo simulations and numerical option valuation in a lattice framework. None of the options vested during the year.

(i) Macquarie Bank Group
Mr David Clarke and Mr James Hodgkinson are directors of Macquarie Bank Limited ("MBL"). During the year ended 30 June 2006, a total of $27,639,275 (2005: $17,166,098) was paid to MBL in relation to various services provided.

(ii) Goodman Holdings Group
Mr Gregory Goodman and Mr Patrick Goodman are directors and shareholders in Moorabbin Airport Corporation Pty Limited ("MAC"), the lessor of the Chifley Business Park, Mentone, Victoria. The Consolidated Entity has agreed with MAC to pay all infrastructure costs incurred in developing Chifley Business Park. These costs, which totalled $6,709,607 at 30 June 2006 (2005: $6,498,732), are to be reimbursed by MAC progressively as the site is developed, leased and rental income is being derived by MAC. To the extent that these costs are not reimbursed progressively, the balance of such costs will be repayable by MAC by 2006 and are secured by a floating charge of certain of the assets of MAC limited to $2.5 million. Costs totalling $0.2 million (2005: $2.0 million) have been recharged to MAC during the year.

Mr Gregory Goodman and Mr Patrick Goodman are Directors of and Shareholders in the Goodman Holdings Group. During the year, the Company was also reimbursed by the Goodman Holdings Group for a portion of office rental costs to the value of $61,823 (2005: $67,466).

During the year, the Consolidated Entity also reimbursed travel costs totalling $92,585 (2005: $23,997) to a wholly-owned subsidiary of Goodman Holdings Group.

(iii) Pooles Rock Wines Pty Limited
On 15 January 2003, Pooles Rock Wines Pty Limited (a director related entity of Mr David Clarke) entered into a six year lease at CityWest Office Park, Pyrmont, NSW with MGI. Rent and outgoings for the year amounted to $90,376 (from the date the Company acquired MGI to 30 June 2005 amounted to $85,095).

NOTE 32. OTHER RELATED PARTY DISCLOSURES

The Consolidated Entity has a related party relationship with its controlled entities (refer note 28), associates and joint ventures (see note 15) and with its Directors and executive officers (refer note 31).

(a) Transactions with Controlled Entities

Transactions between the Company and its controlled entities during the years ended 30 June 2006 and 2005 included the following:

(i) payment of dividends to the Company;
(ii) loans advanced by/to the Company;
(iii) sale of management rights; and
(iv) interest charged by/to the Company.

All of the above transactions were made on normal commercial terms and conditions with the exception of certain loans which are interest free and have no specified time period for repayment.

Amounts receivable and payable from entities in the wholly-owned group at balance date are as follows:

	Note	2006 $M	2005 $M
Receivables			
Loans to controlled entities - Current[1]	11	**35.0**	6.6
Loans to controlled entities - Non-current[2]	11	**444.6**	49.3
Payables			
Loans from controlled entities - Non-current[2]	20	**8.6**	38.2
Interest bearing liabilities			
Loans from controlled entities - Non-current[2]	21	**730.0**	28.0

(1) Loans are unsecured, non-interest bearing and repayable on demand.
(2) Loans are unsecured, bear interest at Macquarie Goodman's weighted average cost of debt and not required to be repaid in the next 12 months.

The Company is the head entity in the tax consolidated group comprising all Australian wholly-owned subsidiaries of the Company. The head entity recognises all of the current and deferred tax assets and liabilities of the tax consolidated group (after elimination of intra-group transactions). The assets and liabilities arising under the tax funding arrangement are recognised as inter-company assets and liabilities. Aggregate amounts receivable and payable from entities in the wholly-owned group at balance date are disclosed in notes 11 and 20.

MGI and its Controlled Entities

A subsidiary of the Company is the Responsible Entity for MGI. Up to the date of acquisition by the Company of MGI, the Consolidated Entity earned a majority of its revenues from MGI. From the date of acquisition, MGI is treated as a controlled entity of the Company (refer to note 1). The following disclosure relates to transactions between the Company and MGI for the corresponding period up to the date of stapling.

NOTE 32. OTHER RELATED PARTY DISCLOSURES (CONTINUED)

Revenue Earned from MGI

	Consolidated	
	2006 $	2005 $
Management fees (in relation to acting as Responsible Entity)	-	10,184,023
Trustee fees (in relation to acting as Responsible Entity)	-	687,846
Property services fees (including property management, leasing and due diligence work)	-	8,722,721
Development and project fees (including development management)	-	16,277,445
	-	35,872,035
Expenses Reimbursed by MGI		
Building supervisor costs	-	1,136,694
Responsible Entity costs	-	100,625
		1,237,319

(b) Transactions with Associates

MGP

A company in the wholly-owned group is the Manager of MGP, a unit trust listed on the New Zealand stock exchange.

During the year, the following transactions took place with MGP:

	Consolidated	
	2006 $	2005 $
Revenue Earned from MGP		
Sale of investment properties to Perpetual Trust Limited as trustee of MGP	**173,510,836**	250,651,362
Management fees in relation to acting as manager of MGP	**3,938,866**	1,726,569
Property services fees (including property management, leasing and due diligence work)	**2,484,881**	1,049,499
Development and project fees (including development management)	**2,638,408**	1,727,780
	182,572,991	255,155,210

MGW

A company in the wholly-owned group is the Responsible Entity of MGW.

During the year, the following transactions took place with MGW:

	Consolidated	
	2006 $	2005 $
Revenue Earned from MGW		
Sale of investment properties to MGW	**289,500,000**	-
Management fees in relation to acting as the Responsible Entity of MGW	**4,346,539**	-
Property services fees (including property management, leasing and due diligence work)	**959,943**	-
Development and project fees (including development management)	**13,214,341**	-
Costs recharged to MGW	**129,850**	-
	308,150,673	-

Dealings between the Consolidated Entity and other related parties are on normal commercial terms and conditions. All material dealings are, where appropriate, appraised by qualified external parties to ensure they are at commercial market rates.

NOTE 32. OTHER RELATED PARTY DISCLOSURES (CONTINUED)

Ascendas-MGM Funds Management Limited ("AMFM")
During the year, the Consolidated Entity and AMFM each charged expenses to the other party for costs incurred in relation to their operations. The net amount reimbursed to the Company by AMFM was $34,960 (2005: $5,504). As at 30 June 2006, the outstanding balance due to AMFM is $3,319 (2005: $644).

NOTE 33. EMPLOYEE BENEFITS

	Consolidated		Parent Entity	
	2006	2005	**2006**	2005
	$M	$M	**$M**	$M
Aggregate liability for employee benefits including on-costs:				
Current:				
Annual leave	**4.6**	1.5	-	-
Non-current:				
Employee benefits provision	**8.1**	0.4	-	-
Present value of net obligations				
Recognised liability for defined benefit obligations (note a)	**11.2**	-	-	-
Liability for long service leave	**0.7**	-	-	-
	20.0	0.4	-	-
Number of employees				
Number of employees at year end	**830**	231	-	-

NOTE 33. EMPLOYEE BENEFITS (CONTINUED)

(a) Liability for Defined Benefit Obligation

Since the acquisition of Arlington in December 2005, the Consolidated Entity operates two United Kingdom defined benefit funds of the "final salary" type which are closed to new entrants. Employer contributions payable over the annual period after the balance date are expected to remain at the same annual rates payable in the current period.

The pension expense charged to the income statement does not include actuarial gains or losses, which are recognised in the period in which they occur directly in equity.

	2006 $M
Change in benefit obligation	
Benefit obligation at the date of acquisition	69.7
Current service cost	1.3
Interest cost	1.8
Fund participants' contributions	0.2
Actuarial (gains)	(5.1)
Benefits paid	(0.4)
Benefit obligation at the end of the year	67.5
Analysis of defined benefit obligation	
Funds that are wholly or partly funded	67.5
Change in fund assets	
Fair value of fund assets at date of acquisition	53.7
Expected return of fund assets	1.7
Actuarial (losses)	(1.0)
Employer contributions	2.1
Member contributions	0.2
Benefits paid	(0.4)
Fair value of fund assets at the end of the year	56.3
Funding deficit at the end of the year	(11.2)
Net liability recognised at the end of the year	(11.2)
Components of pension cost	
Current service cost	1.3
Interest cost	1.8
Expected return on fund assets	(1.7)
Total cost recognised in income statement	1.4
Actuarial gains recognised immediately in equity	4.0
Less: deferred tax expense	(1.3)
Net actuarial gains recognised immediately in equity	2.7
Estimate of expected contributions to be made during the year ending 30 June 2007	2.2

NOTE 33. EMPLOYEE BENEFITS (CONTINUED)

(a) Liability for Defined Benefit Obligation (continued)

Fund assets
The actual return on fund assets during the year was $4.0 million. The weighted average asset allocation at the end of the year was as follows:

	2006 %
Equities	60.0
Bonds	40.0
	100.0

To develop the expected long-term rate of return on assets assumption, Macquarie Goodman considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

	2006 %
Weighted average assumptions used to determine benefit obligations:	
Discount rate	5.25
Rate of compensation increase	4.75
Weighted average assumptions used to determine net pension cost:	
Discount rate	5.00
Expected long-term return on fund assets	6.12
Rate of benefit increase	3.88
Rate of compensation increase	4.75

(b) Share based payments

The Company provides equity-based remuneration through the issue of options or participation in the ESAP. Details of equity based remuneration are as follows:

(i) Options
The Company has an Executive Option Plan which was approved at the Annual General Meeting on 14 September 1999. Due to anomalies in the Australian tax rules that apply to options over securities, the future issue of options will be limited to non-resident employees. During or since the end of the year, no options over unissued securities were granted to Directors. Future issues of options will be subject to the following broad terms:

- options will expire on the earlier of five years or termination of the employee's employment;
- the ability to exercise options will be conditional on the Consolidated Entity achieving return on equity hurdles on average greater than 12% over the period of the option;
- options will vest equally over the end of years three, four and five; and
- exercise price of options will be based on the weighted average market price of securities traded on ASX during 10 trading days immediately prior to the date options are offered to the employee.

(ii) ESAP
The ESAP was approved at the Shareholders' meeting on 25 January 2005. Initially, participants of the ESAP were Australian Option Holders who rolled over into the ESAP. Generally, Option Holders who rolled into the ESAP had similar restrictions and benefits applying to their securities as would have applied if they continued to hold their options.

NOTE 33. EMPLOYEE BENEFITS (CONTINUED)

(b) Share based payments (continued)

The broad terms of grants under the ESAP are as follows:

- subject to offers made from time to time by the Company, eligible employees will be able to acquire securities at the market price prevailing at the time of issue using funds borrowed from the Company. Securities may only be acquired during the periods permitted under the Company's policies for employees dealing in the securities;
- the market price will be the 10 day volume weighted average price at which securities are traded on the ASX;
- securities will be restricted for three years, with one third of the securities becoming unrestricted each year at the end of years three, four and five, subject to return on equity hurdles;
- restrictions will be based on the participant remaining an employee and the Consolidated Entity achieving return on equity targets on average greater than 12% over the period of the offer;
- loans to purchase securities will be limited-recourse and interest bearing at the Consolidated Entity's weighted average cost of debt; and
- the after-tax amount of any dividends or distributions paid on restricted securities acquired with the loan must be applied towards payment of interest and the principal of the loan. Tax is deducted at the highest marginal rate for individuals.

The number and weighted average exercise prices of securities issued under the ESAP are as follows:

	Weighted average price	Number of securities	Weighted average price	Number of securities
	2006	**2006**	2005	2005
Outstanding at the beginning of the year	**2.37**	**10,916,671**	-	-
Exercised during the year	**1.77**	**3,368,335**	0.65	2,850,000
Granted during the year	**4.65**	**23,921,210**	2.02	13,766,671[1]
Outstanding at the end of the year	**4.17**	**31,469,546**	2.37	10,916,671
Exercisable at the end of the year	**2.80**	**1,266,664**	-	-

[1] Securities issued to Australian option holders under the Executive Option Plan on exercise of the options.

The outstanding securities under the ESAP at 30 June 2006 have a price in the range of $0.80 to $5.24.

NOTE 33. EMPLOYEE BENEFITS (CONTINUED)

The number and weighted average exercise prices of share options are as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	2006	**2006**	2005	2005
Outstanding at the beginning of the year	**2.28**	**2,133,334**	1.74	19,650,002
Exercised during the year	**1.71**	**1,033,332**	1.68	17,916,668
Granted during the year	**4.39**	**24,653,945**	3.25	400,000
Outstanding at the end of the year	**4.32**	**25,753,947**	2.28	2,133,334
Exercisable at the end of the year	-	-	-	-

The share options outstanding at 30 June 2006 have a price in the range of $2.59 to $5.24.

The fair value of services received in return for share options and securities granted under the Executive Option Plan and ESAP respectively are measured by reference to the fair value of share options and securities granted. The estimate of the fair value of the services received is measured based on a combination of Monte Carlo simulations and numerical option valuation in a lattice framework. The methodology takes into account the performance hurdles, exercise price, the term of the option, the share price at grant date, expected volatility of the security, the expected dividend yield and the risk free rate of interest for the term of the option.

The model inputs for options granted during the year ended 30 June 2006 include the following:

	Share options and securities issued under the ESAP on 3 Nov 2005	Share options issued on 9 Dec 2005	Securities issued under the ESAP on 13 Apr 2006	Share options and securities issued under the ESAP on 14 Jun 2006
Fair value at measurement date	$0.50	$0.59	$0.48	$0.53
Security price	$4.12	$4.48	$5.19	$5.24
Exercise price	$4.09	$4.29	$4.95	$5.24
Expected volatility	17.68%	17.50%	17.68%	18.74%
Option life	5 years	5 years	5 years	5 years
Dividend yield	7.02%	6.14%	5.64%	5.27%
Risk free rate of interest	5.90%	5.86%	5.83%	6.19%

Share options expense included under employee expenses are as follows:

	Consolidated		Parent Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Share options – equity settled	**7.5**	5.6	**7.5**	3.7

NOTE 34. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(a) Interest Rate Risk

The Consolidated Entity enters into interest rate swaps to manage cash flow risks associated with the interest rates on borrowings that are floating. The maturity dates of the interest rate swap contracts are principally between December 2005 and April 2013. The interest rate swap contracts are for 90 and 180 day intervals and involve quarterly and semi-annual payments or receipts of the net amount of interest. At 30 June 2005, the fixed rates varied from 1.8% per annum to 6.7% per annum and the floating rates were at bank bill rates plus a credit margin.

The Consolidated Entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities are set out below:

	Note	Weighted average interest rate pa[1]	Floating interest rate	Fixed interest maturing in 1 year or less	Fixed interest maturing in 1 to 5 years	Non-interest bearing	Total
			$M	$M	$M	$M	$M
2006							
Financial assets							
Cash assets		5.13%	23.3	-	-	-	**23.3**
Receivables	11	5.77%	36.4	-	-	391.8	**428.2**
Other financial assets		-	-	-	-	231.2	**231.2**
			59.7	-	-	**623.0**	**682.7**
Financial liabilities							
Payables	20	6.49%	-	19.7	-	432.1	**451.8**
Provisions		-	-	-	-	133.1	**133.1**
Bank and other loans	21	4.83%	1,951.4	220.9	-	-	**2,172.3**
			1,951.4	**240.6**	-	**565.2**	**2,757.2**
Interest rate swaps			(1,580.2)	-	1,580.2	-	-

NOTE 34. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

	Note	Weighted average interest rate pa[1]	Floating interest rate	Fixed interest maturing in		Non-interest bearing	Total
				1 year or less	1 to 5 years		
			$M	$M	$M	$M	$M
2005							
Financial assets							
Cash assets		3.53%	7.2	-	-	-	7.2
Receivables		6.32%	31.4	-	-	64.8	96.2
Other financial assets			-	-	-	107.3	107.3
			38.6	-	-	**172.1**	**210.7**
Financial liabilities							
Payables		6.49%	-	20.4	19.2	80.6	120.2
Provisions			-	-	-	93.9	93.9
Bank and other loans		6.23%	1,435.3	207.0	220.9	-	1,863.2
			1,435.3	**227.4**	**240.1**	**174.5**	**2,077.3**
Interest rate swaps[2]			(853.7)	-	853.7	-	-

[1] After incorporating the effect of interest rate swaps.
[2] Notional principal amounts.

NOTE 35. AUDITORS' REMUNERATION

	Consolidated		Parent Entity	
	2006	2005	**2006**	2005
	$000	$000	**$**	**$**
Audit services				
Auditor of the Company				
- Audit and review of financial reports (KPMG Australia)	**585.0**	376.8	-	-
- Audit and review of financial reports (overseas KPMG firms)	**528.7**	28.1	-	-
	1,113.7	**404.9**	-	-
Other auditors				
- Audit and review of financial reports (non-KPMG firms)	**9.7**	18.5	-	-
	1,123.4	**423.4**	-	-
Other regulatory services				
- Other regulatory services (KPMG Australia)	**51.0**	68.5	-	-
- Other regulatory services (overseas KPMG firms)	**35.4**	-	-	-
Other assurance services				
- Investigative accounting services (KPMG Australia)	**1,101.7**	1,412.8	-	1,160.9
- Investigative accounting services (overseas KPMG firms)	**367.3**	-	-	-
Other taxation services				
- Taxation compliance services (KPMG Australia)	**247.4**	264.3	-	-
- Taxation compliance services (overseas KPMG firms)	**452.1**	15.6	-	-
- Other taxation advice (KPMG Australia)	**359.9**	-	-	-
- Other taxation advice (overseas KPMG firms)	**71.6**	-	-	-
	2,686.4	**1,761.2**	-	**1,160.9**
	3,809.8	**2,184.6**	-	**1,160.9**

NOTE 36. EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to 30 June 2006, the Consolidated Entity contracted to acquire a portfolio of properties in Europe for $449.0 million.

NOTE 37. EXPLANATION OF TRANSITION TO AIFRS

Reconciliation of Equity Reported under Previous GAAP to Equity under AIFRS

Consolidated

		1 Jul 2004			30 Jun 2005		
	Note	Previous GAAP $M	AIFRS adjustments $M	AIFRS $M	Previous GAAP $M	AIFRS adjustments $M	AIFRS $M
CURRENT ASSETS							
Cash assets		10.3	-	10.3	7.2	-	7.2
Receivables		42.4	-	42.4	80.7	(30.4)	50.3
Inventories		2.7	-	2.7	13.5	-	13.5
Current tax receivables		0.1	-	0.1	6.3	-	6.3
Other assets	(ii)	3.1	-	3.1	48.0	(1.4)	46.6
Total current assets		**58.6**	-	**58.6**	**155.7**	**(31.8)**	**123.9**
NON-CURRENT ASSETS							
Receivables		-	-	-	15.5	(10.7)	4.8
Investment properties	(iii)	-	-	-	4,739.9	18.5	4,758.4
Inventories		6.1	-	6.1	17.2	-	17.2
Investments accounted for using the equity method		1.8	-	1.8	120.0	-	120.0
Deferred tax assets		1.6	-	1.6	7.0	-	7.0
Other financial assets		72.0	-	72.0	101.0	-	101.0
Other assets	(ii)	-	-	-	5.5	(4.7)	0.8
Property, plant and equipment		2.8	-	2.8	3.3	-	3.3
Intangible assets		99.0	-	99.0	6.0	-	6.0
Total non-current assets		**183.3**	-	**183.3**	**5,015.4**	**3.1**	**5,018.5**
Total assets		**241.9**	-	**241.9**	**5,171.1**	**(28.7)**	**5,142.4**

NOTE 37. EXPLANATION OF TRANSITION TO AIFRS (CONTINUED)

Consolidated

		1 Jul 2004			30 Jun 2005		
	Note	Previous GAAP $M	AIFRS adjustments $M	AIFRS $M	Previous GAAP $M	AIFRS adjustments $M	AIFRS $M
CURRENT LIABILITIES							
Payables		9.6	-	9.6	91.7	-	91.7
Current tax liabilities		-	-	-	-	-	-
Interest bearing liabilities	(iv)	-	-	-	207.0	793.9	1,000.9
Provisions		0.7	-	0.7	93.5	(0.6)	92.9
Total current liabilities		**10.3**	**-**	**10.3**	**392.2**	**793.3**	**1,185.5**
NON-CURRENT LIABILITIES							
Payables		-	-	-	28.5	-	28.5
Interest bearing liabilities	(iv)	79.1	-	79.1	1,656.2	(793.9)	862.3
Deferred tax liabilities	(v)	18.2	0.4	18.6	0.7	12.7	13.4
Provisions		0.2	-	0.2	0.4	-	0.4
Total non-current liabilities		**97.5**	**0.4**	**97.9**	**1,685.8**	**(781.2)**	**904.6**
Total liabilities		**107.8**	**0.4**	**108.2**	**2,078.0**	**12.1**	**2,090.1**
Net assets		**134.1**	**(0.4)**	**133.7**	**3,093.1**	**(40.8)**	**3,052.3**

NOTE 37. EXPLANATION OF TRANSITION TO AIFRS (CONTINUED)

Consolidated

		1 Jul 2004			30 Jun 2005		
	Note	Previous GAAP $M	AIFRS adjustments $M	AIFRS $M	Previous GAAP $M	AIFRS adjustments $M	AIFRS $M
EQUITY							
Attributable to Shareholders of the Company							
Issued capital	(vi)	126.6	-	126.6	162.3	(21.8)	140.5
Reserves	(vii)	0.1	3.0	3.1	37.5	0.2	37.7
Retained earnings/(Accumulated losses)	(vii)	7.4	(3.4)	4.0	(98.9)	(10.1)	(109.0)
Total equity attributable to Shareholders of the Company		**134.1**	**(0.4)**	**133.7**	**100.9**	**(31.7)**	**69.2**
Attributable to Unitholders of MGI							
Issued capital		-	-	-	2,815.7	-	2,815.7
Reserves	(vii)	-	-	-	8.1	0.9	9.0
Retained earnings	(vii)	-	-	-	99.2	(10.0)	89.2
Total equity attributable to Unitholders of MGI		-	-	-	**2,923.0**	**(9.1)**	**2,913.9**
Minority interests		-	-	-	69.2	-	69.2
Total equity		**134.1**	**(0.4)**	**133.7**	**3,093.1**	**(40.8)**	**3,052.3**

NOTE 37. EXPLANATION OF TRANSITION TO AIFRS (CONTINUED)

Reconciliation of Equity Reported under Previous GAAP to Equity under AIFRS

Parent Entity

		1 Jul 2004			30 Jun 2005		
	Note	Previous GAAP $M	AIFRS adjustments $M	AIFRS $M	Previous GAAP $M	AIFRS adjustments $M	AIFRS $M
CURRENT ASSETS							
Cash assets		-			0.1	-	0.1
Receivables	(vi)	25.9	-	25.9	22.4	(6.7)	15.7
Current tax receivables		0.4	-	0.4	2.6	-	2.6
Other assets		0.3	-	0.3	1.0	-	1.0
Total current assets		**26.6**	-	**26.6**	**26.1**	**(6.7)**	**19.4**
NON-CURRENT ASSETS							
Receivables	(vi)	6.0	-	6.0	64.8	(10.3)	54.5
Deferred tax assets		1.6	-	1.6	4.6	-	4.6
Other financial assets		57.8	-	57.8	31.5	-	31.5
Intangible assets		64.9	-	64.9	-	-	-
Total non-current assets		**130.3**	-	**130.3**	**100.9**	**(10.3)**	**90.6**
Total assets		**156.9**	-	**156.9**	**127.0**	**(17.0)**	**110.0**

NOTE 37. EXPLANATION OF TRANSITION TO AIFRS (CONTINUED)

Parent Entity

		1 Jul 2004			30 Jun 2005		
	Note	Previous GAAP $M	AIFRS adjustments $M	AIFRS $M	Previous GAAP $M	AIFRS adjustments $M	AIFRS $M
CURRENT LIABILITIES							
Payables		0.3	-	0.3	1.6	-	1.6
Total current liabilities		**0.3**	-	0.3	**1.6**	-	**1.6**
NON-CURRENT LIABILITIES							
Payables		-	-	-	38.1	-	38.1
Interest bearing liabilities		33.4	-	33.4	33.7	-	33.7
Deferred tax liabilities		18.2	-	18.2	-	-	-
Total non-current liabilities		**51.6**	-	51.6	**71.8**	-	**71.8**
Total liabilities		**51.9**	-	51.9	**73.4**	-	**73.4**
Net assets		**105.0**	-	105.0	**53.6**	**(17.0)**	**36.6**

NOTE 37. EXPLANATION OF TRANSITION TO AIFRS (CONTINUED)

Parent Entity

		1 Jul 2004			30 Jun 2005		
	Note	Previous GAAP $M	AIFRS adjustments $M	AIFRS $M	Previous GAAP $M	AIFRS adjustments $M	AIFRS $M
EQUITY							
Attributable to Shareholders of the Company							
Issued capital	(vi)	126.6	-	126.6	162.3	(21.8)	140.5
Reserves	(vii)	-	3.0	3.0	-	11.5	11.5
Retained earnings/(Accumulated losses)	(vii)	(21.6)	(3.0)	(24.6)	(108.7)	(6.7)	(115.4)
Total equity attributable to Shareholders of the Company		105.0	-	105.0	53.6	(17.0)	36.6

NOTE 37. EXPLANATION OF TRANSITION TO AIFRS (CONTINUED)

(i) Financial Instruments – Changes in Accounting Policy

The Consolidated Entity has elected to apply AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005 onwards. The impact on the Balance Sheet for the comparative years is adjusted in the opening balances at 1 July 2005 and is summarised as follows:

	Consolidated		Parent Entity	
	Net assets	Equity	Net assets	Equity
	$M	$M	$M	$M
Total under AIFRS at 30 June 2005	3,052.3	3,052.3	36.7	36.7
Effects of changes in accounting policy:				
Reclassification of RePS from equity to liabilities	(51.0)	(51.0)	-	-
Fair value derivatives – (liability)/asset	(14.0)	-	0.3	0.3
Interest rate swap revaluation reserve	-	(14.0)	-	-
Amortisation of deferred RePS borrowing costs	(0.9)	(0.9)	-	-
Total under AIFRS at 1 July 2005	**2,986.4**	**2,986.4**	**37.0**	**37.0**

Under Previous GAAP, the Consolidated Entity did not recognise derivatives at fair value on the Balance Sheet. In accordance with AIFRS, derivatives are now recognised at fair value. Deferred tax is applied to fair value movements as appropriate.

Under Previous GAAP, RePS were treated as equity and transaction costs incurred on the issue of equity were offset against the proceeds from the issue. Under AIFRS, RePS are reclassified to debt and transaction costs amortised over the period to the first reset date. Distributions paid to RePS Holders are treated as interest expense under AIFRS. Under Previous GAAP, these payments were treated as equity distributions.

(ii) Deferred Leasing Incentives and Deferred Leasing Costs

Subsequent to the implementation of AIFRS, deferred leasing incentives and deferred leasing costs are included within investment property carrying values.

(iii) Investment Properties

The sale of the Peninsula Business Park, Brookvale, NSW ("Brookvale") was recognised by the Consolidated Entity at 30 June 2005 as it met the revenue recognition criteria under Previous GAAP. As a result of the implementation of AIFRS, this sale is derecognised at 30 June 2005 and the investment property restated on the Balance Sheet. The sale of the property is recognised on settlement which took place during the year ended 30 June 2006.

The effect of this reversal is that the investment property is included in investment property line at its previous carrying value.

(iv) Reclassification of Bank Loan Facility

The Multi-option Facility was refinanced effective 29 July 2005 and replaced with the SMCF. Under Previous GAAP, the former facility was classified as non-current at the balance sheet date. Under AIFRS, this facility is reclassified as current at 30 June 2005.

(v) Carrying Value of Listed Investments

Under Previous GAAP, listed investments were carried at fair value. Deferred tax was not applied to the resulting increment or decrement. Under AIFRS, deferred tax is recognised on the change in carrying value. The balance of deferred tax recognised in the asset revaluation at 30 June 2005 was $11.2 million.

NOTE 37. EXPLANATION OF TRANSITION TO AIFRS (CONTINUED)

(vi) Share Based Payments
Under Previous GAAP, no expense was recognised for options issued to employees. In addition, the ESAP scheme was accounted for as a loan to employees.

Under AIFRS, the limited recourse feature of loans to employees to purchase securities issued under the ESAP is accounted for as an option. The fair value of options granted must be recognised in the Employee Compensation Reserve with a corresponding increase in Treasury Securities, a class of equity. The fair value of options provided is recognised in the Income Statement over the year to the vesting date when the employees become unconditionally entitled to the option. The fair value is measured at grant date taking into account market performance conditions. The amount recognised as an expense is adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions.

(vii) Reserves
Under AIFRS the gains on revaluation of investment properties are recognised in the Income Statement. In order to distinguish between revaluations of properties which continue to be held by the Consolidated Entity and those which have been realised on sale and have not yet been distributed, the Asset Revaluation Reserves and Capital Profits Reserves will be maintained and transfers between reserves will be made as appropriate.

The effect of the above transactions on Retained Earnings and the Asset Revaluation Reserve is as follows:

	Consolidated		Parent Entity	
	1 Jul 2004	30 Jun 2005	1 Jul 2004	30 Jun 2005
	$M	$M	$M	$M
RETAINED EARNINGS				
Balance of Retained Earnings under Previous GAAP	7.4	0.3	(21.6)	(108.7)
Increase in property income as a result of fixed increases in lease contracts	-	4.1	-	-
Reduction of property income for amortisation of deferred leasing incentives and deferred leasing costs	-	(3.7)	-	-
Adjustments to fair values of investment properties	-	25.5	-	-
Change in date of recognition of sale of Brookvale property	-	(1.8)	-	-
Increase in deferred tax liability	(0.4)	(1.5)	-	-
Share based payments	(3.0)	(8.7)	(3.0)	(6.7)
Interest income from loans to ESAP holders	-	(0.7)	-	-
Distributions to ESAP holders	-	0.7	-	-
Transfer from Retained Earnings to Asset Revaluation Reserve	-	(34.1)	-	-
Transfer of opening FCTR balance to Retained Earnings	-	0.1	-	-
Net decrease in Retained Earnings	**(3.4)**	**(20.1)**	**(3.0)**	**(6.7)**
Balance of Retained Earnings under AIFRS	**4.0**	**(19.8)**	**(24.6)**	**(115.4)**
ASSET REVALUATION RESERVE				
Balance of Asset Revaluation Reserve under Previous GAAP	-	61.5	-	-
Recognition of deferred tax relating to revaluation of listed units	-	(11.2)	-	-
Balance of Asset Revaluation Reserve under AIFRS	**-**	**50.3**	**-**	**-**

NOTE 37. EXPLANATION OF TRANSITION TO AIFRS (CONTINUED)

Reconciliation of Profit under Previous GAAP to Profit under AIFRS

		Consolidated 2005			Parent Entity 2005		
	Note	Previous GAAP $M	AIFRS adjustments $M	AIFRS $M	Previous GAAP $M	AIFRS adjustments $M	AIFRS $M
REVENUE AND OTHER INCOME							
Gross property income	(i), (ii)	154.5	0.4	154.9	-	-	-
Net gains from fair value adjustments on investment property	(iv)	-	25.5	25.5	-	-	-
Net gain on disposals of investment properties	(iii)	-	15.2	15.2	-	-	-
Proceeds on disposal of investment properties	(iii)	278.0	(278.0)	-	-	-	-
Share of net results of equity accounted investments		6.3	-	6.3	-	-	-
Net gain on disposal of equity investments	(v)	-	0.2	0.2	-	-	-
Funds management		13.6	-	13.6	-	-	-
Property services		10.5	-	10.5	-	-	-
Development management		22.8	-	22.8	-	-	-
Distributions from investments	(vi)	-	7.7	7.7	-	-	-
Other revenue from operating activities	(v),(vi), (vii)	15.1	(15.1)	-	18.2	-	18.2
Total revenue and other income		**500.8**	**(244.1)**	**256.7**	**18.2**	**-**	**18.2**
EXPENSES							
Carrying value of investment properties sold	(iii)	(261.0)	261.0	-	-	-	
Property expenses		(27.4)	-	(27.4)	-	-	
Employee expenses	(viii)	(17.4)	(5.6)	(23.0)	-	(3.7)	(3.7)
Financial costs (net)	(vii)	(25.9)	1.8	(24.1)	(2.9)	-	(2.9)
Merger transaction expenses		(22.5)	-	(22.5)	(39.6)	-	(39.6)
Other expenses	(v)	(17.6)	4.7	(12.9)	(0.6)	-	(0.6)
Diminution in value of management rights		(95.4)	-	(95.4)	(67.8)	-	(67.8)
		(467.2)	**261.9**	**(205.3)**	**(110.9)**	**(3.7)**	**(114.6)**
Profit/(loss) before income tax		**33.6**	**17.8**	**51.4**	**(92.7)**	**(3.7)**	**(96.4)**
Income tax benefit/(expense)	(ix)	18.1	(1.1)	17.0	27.7	-	27.7
Profit/(loss) after income tax		**51.7**	**16.7**	**68.4**	**(65.0)**	**(3.7)**	**(68.7)**
Amount attributable to minority interests		(1.7)	-	(1.7)	-	-	-
Profit attributable to Securityholders		**50.0**	**16.7**	**66.7**	**-**	**-**	**-**

NOTE 37. EXPLANATION OF TRANSITION TO AIFRS (CONTINUED)

(i) Fixed Increases in Lease Rentals
The Consolidated Entity has entered into lease arrangements with customers which allow for fixed annual increases in rental income. Under AIFRS, the Consolidated Entity is required to recognise the total lease rental income evenly over the life of the lease. As a result, lease rental income is increased by $4.1 million for the year ended 30 June 2005.

(ii) Amortisation of Lease Incentives
Under AIFRS, all lease incentives provided to customers are amortised over the life of the lease. Amortisation is shown as a reduction of gross rental income. As a result, the gross rental income for the year ended 30 June 2005 is reduced by $3.7 million.

(iii) Gain on Disposal of Investment Properties
Under AIFRS, revenue and cost of sales arising on the sale of non-current assets are presented net and a net gain recognised on the face of the Income Statement.

In addition, the sale of the Brookvale property is derecognised at 30 June 2005 and the investment property restated on the Balance Sheet. The sale of the property is recognised on settlement which took place during the year ended 30 June 2006.

(iv) Revaluation of Investment Properties
Under AIFRS, revaluation increments and decrements relating to investment properties are recognised in the operating results in the Income Statement. Under Previous GAAP the net increment was recognised directly in equity.

(v) Net gain on disposal of equity investments
Under AIFRS, revenue and cost of sales arising on the sale of non-current assets are presented net and a net gain recognised on the face of the Income Statement.

(vi) Distributions from investments
Under AIFRS, distributions from investments are presented separately on the face of the Income Statement. Under AGAAP these distributions were included within Other revenue from operating activities.

(vii) Reclassification of Interest Income
Interest income and borrowing costs are presented net on the Income Statement.

In addition, interest from loans to employees under the ESAP is derecognised. The result of this change is a reduction of interest income of $0.7 million for the year ended 30 June 2005.

(viii) Share Based Payments
As set out above, under AIFRS the fair value of options granted is recognised as an employee benefits expense. The result of this change is $5.6 million for the year ended 30 June 2005.

(ix) Deferred Tax
Under AIFRS, deferred tax is calculated using the Balance Sheet liability method. The result of this change is $1.1 million.

MACQUARIE GOODMAN MANAGEMENT LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' DECLARATION

In the opinion of the Directors of Macquarie Goodman Management Limited:

(a) the financial statements and the accompanying notes (including the remuneration disclosures that are set out on pages 13 to 16 of the Remuneration Report in the Directors' Report) of the Consolidated Entity, are in accordance with the Corporations Act 2001, including:

i. giving a true and fair view of the financial position of the Consolidated Entity as at 30 June 2006 and of its performance, as represented by the results of its operations and its cash flows, for the year ended on that date; and

ii. complying with Accounting Standards and the Corporations Regulations 2001; and

(b) the remuneration disclosures that are set out on pages 13 to 16 of the Remuneration Report in the Directors Report comply with Australian Accounting Standards AASB 124 Related Party Disclosures and ASIC Class Order 06/105 Calculation of director and executive remuneration / Corporations Act Regulation 2M.6.04.

(c) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The Directors have been given the declaration by the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2006 pursuant to Section 295A of the Corporations Act 2006.

Signed in accordance with a resolution of the Directors.

David Clarke, AO
Chairman

Gregory Goodman
Chief Executive Officer

Sydney, 21 August 2006

KPMG

Independent audit report to the members of Macquarie Goodman Management Limited and its Controlled Entities.

Scope

We have audited the financial report of Macquarie Goodman Management Limited ("the Company") for the financial year ended 30 June 2006, consisting of the income statements, statements of recognised income and expense, balance sheets, statements of cash flows, accompanying notes 1 to 37 and the directors' declaration set out on pages 23 to 109. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. We have audited information disclosed by the Company, as permitted by the *Corporations Regulations 2001*, about the remuneration of directors and executives ("remuneration disclosures"), required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "Remuneration report" on pages 9 to 17 of the directors' report and not in the financial report. The Company's directors are responsible for the financial report and the remuneration disclosures. The directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standard AASB 1 *First-time Adoption of Australian equivalents to International Financial Reporting Standards*. The Remuneration report also contains information on pages 16 and 17 not required by AASB 124 which is not subject to our audit. We have conducted an independent audit of the financial report and the remuneration disclosures in order to express an opinion on them to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement and that the remuneration disclosures comply with AASB 124. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report and the remuneration disclosures, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Australian Accounting Standards and other mandatory financial reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124 .

The audit opinion expressed in this report has been formed on the above basis.

KPMG

Audit opinion

In our opinion:

(1) the financial report of Macquarie Goodman Management Limited is in accordance with:

a) the *Corporations Act 2001*, including:

i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2006 and of their performance for the financial year ended on that date; and;

ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia; and

(2) the remuneration disclosures that are contained on pages 9 to 17 of the remuneration report in the directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures*.

KPMG

KPMG

P M Reid

P M Reid
Partner

Place: Sydney

Date: 21 August 2006

Macquarie Goodman

MACQUARIE

RECEIVED
2007 AUG -8 A 4: 4
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

14 August 2006

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")

Macquarie Goodman's Annual Results are expected to be released to the market on the afternoon of 21 August, 2006.

Further, a management presentation of the results will be webcast at 10:30 am on 22 August 2006. To view the webcast please visit Macquarie Goodman's website at www.macquariegoodman.com.

Please do not hesitate to contact the undersigned if you have any queries.

Yours faithfully

Carolyn Scobie
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To **Macquarie Goodman Group**
ACN/ARSN **091 213 839**

1. Details of substantial holder

Name **Barclays Global Investors Australia Limited** on behalf of the Barclays Group **("BGI")**
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 7th of August 2006.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	88,409,848	88,409,848	5.45%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder become a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
BGI	Fund Manager – see Annexure A	Ordinary 88,409,848

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
BGI	JP Morgan & other custodians – see Annexure A	Ordinary 88,409,848

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
BGI	Past 4 months	Avg price $5.47	Ordinary 88,409,848

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	1/111 Harrington Street, Sydney NSW 2000

Signature

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in Macquarie Goodman Group ("MGQ") held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
MGQ	Macquarie Goodman Group	1,286,031	0.08	Barclays Global Investors Japan Trust & Banking
	Macquarie Goodman Group	1,073,475	0.07	Barclays Global Investors Japan Ltd
MGQ	Macquarie Goodman Group	9,988,388	0.61	Barclays Global Investors Ltd
MGQ	Macquarie Goodman Group	168,574	0.01	Barclays Life Assurance Co Ltd
MGQ	Macquarie Goodman Group	15,337,941	0.94	Barclays Global Investors, N.A.
MGQ	Macquarie Goodman Group	4,660,464	0.29	Barclays global Fund Advisors
MGQ	Macquarie Goodman Group	97,333	0.01	Barclays Global Investors Canada Ltd
MGQ	Macquarie Goodman Group	55,797,642	3.44	Barclays Global Investors Australia Ltd
		88,409,848	**5.45**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in MGQ as custodian and for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993*.

The holding of shares in MGQ was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in MGQ.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Goodman Group

ACN

Macquarie Goodman Management Limited ACN 000 123 071 Macquarie Goodman Industrial Trust ARSN 091 213 839

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,432
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary stapled securities issued as a result of conversion of Reset Preference Units (RePS)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The units referred to herein rank pari passu with the existing ordinary securities of Macquarie Goodman Group (MGQ).
5	Issue price or consideration	$2.91 per stapled security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	100 Reset Preference Units (RePS) were converted into 3,432 MGQ stapled securities, issued in accordance with the MGA Constitution and the RePS Terms.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,624,378,365	Ordinary Stapled Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Not applicable	Not applicable

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Refer to section 4 above

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Company Secretary) 1 August 2006

Print name: Carolyn Scobie

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gregory Leith Goodman
Date of last notice	16 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Indirect – Gregory Goodman 10,024,666 Indirect – Goodman Holdings Pty Limited 115,060,947 Indirect – Craig Goodman 2,112,615
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gregory Goodman is a director and ultimate beneficiary of Goodman Holdings Pty Limited. Goodman Holdings Pty Limited and its wholly owned subsidiaries hold the relevant interest in Macquarie Goodman Group. Craig Goodman is Gregory Goodman's brother.
Date of change	24 July 2006
No. of securities held prior to change	121,649,871 – stapled securities
Class	Ordinary
Number acquired	5,548,357 – Goodman Holdings Pty Limited
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$28,296,621
No. of securities held after change	127,198,228 stapled securities

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The issue of 5,548,357 securities to Goodman Holdings was in accordance with the approval by Macquarie Goodman shareholders of Resolution 2 at the General Meeting of 21 July 2006.

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Macquarie Goodman Group

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Patrick Ledger Goodman
Date of last notice	16 June 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Indirect interest	Indirect – Gregory Goodman 10,024,666 Indirect – Goodman Holdings Pty Limited 115,060,947 Indirect – Craig Goodman 2,112,615
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Patrick Goodman is a director and ultimate beneficiary of Goodman Holdings Pty Limited. Goodman Holdings Pty Limited and its wholly owned subsidiaries hold the relevant interest in Macquarie Goodman Group. Craig Goodman is Patrick Goodman's brother.
Date of change	24 July 2006
No. of securities held prior to change	121,649,871 – stapled securities
Class	Ordinary
Number acquired	5,548,357 – Goodman Holdings Pty Limited
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$28,296,621
No. of securities held after change	127,198,228 stapled securities

M/830800

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The issue of 5,548,357 securities to Goodman Holdings was in accordance with the approval by Macquarie Goodman shareholders of Resolution 2 at the General Meeting of 21 July 2006.

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Goodman Group

ACN

Macquarie Goodman Management Limited ACN 000 123 071 Macquarie Goodman Industrial Trust ARSN 091 213 839

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,548,357
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary stapled securities

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The stapled securities the subject of this announcement rank equally with the existing ordinary stapled securities of Macquarie Goodman Group (MGQ).
5	Issue price or consideration	$5.10 per stapled security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued to Goodman Holdings Pty Ltd following approval of the issue at the meeting of Securityholders on 21 July 2006. The initial allocation (subject to Securityholder approval) was made under the Institutional Placement to partly fund the acquisition of Eurinpro International SA announced on 26 May 2006.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,624,374,933	Ordinary Stapled Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Not applicable	Not applicable

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Refer to section 4 above

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	.... (Company Secretary)	Date:	.... 24 July 2006
Print name:	Carolyn Scobie		

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Goodman

MACQUARIE

RECEIVED

2007 AUG -8 A [illegible]

OFFICE OF INTERNATIONAL CORPORATE FINANCE

21 July 2006

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")
RESULTS FROM GENERAL MEETING

The General Meeting of Macquarie Goodman was held today and we are pleased to advise that the following resolutions were approved with the requisite majorities on a poll:

Resolution 1 – Ratification of Placement

To consider and, if thought fit, pass the following resolution as an ordinary resolution of Macquarie Goodman Management Limited and as a special resolution of Macquarie Goodman Industrial Trust:

"That the issue of:

(a) 33,483,220 Macquarie Goodman Stapled Securities to the vendors of Eurinpro to fund the acquisition of that corporation, issued at $5.10 per Stapled Security on 1 June 2006; and

(b) 63,079,094 Macquarie Goodman Stapled Securities to certain institutional and sophisticated investors at $5.10 per Stapled Security completed on 31 May 2006,

each as described in the Explanatory Memorandum accompanying the Notice of Meetings, is hereby approved and ratified for all purposes."

Resolution 2 – Approval for the issue of Stapled Securities to Goodman Holdings

To consider and, if thought fit, pass the following resolution as an ordinary resolution of Macquarie Goodman Management Limited and as a special resolution of Macquarie Goodman Industrial Trust:

"That the issue of 5,548,357 Macquarie Goodman Stapled Securities to Goodman Holdings Pty Limited at $5.10 per Stapled Security is hereby approved for all purposes."

The proxy summary and poll results in relation to each resolution are set out in Appendix 1.

Yours faithfully

Carolyn Scobie
Company Secretary

enc

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

Appendix 1

Resolution 1 **Ratification of Placement – Proxy Information**	**Number of Votes***	**Total %**
Proxy votes cast in favour of the resolution	108,241,718	92.29%
Proxy votes open to be voted at the proxy's discretion	8,334,714	7.10%
Proxy votes cast against the resolution	710,807	0.61%
Proxy votes abstained on the resolution	15,059,793	

Resolution 1 **Ratification of Placement – Poll Results**	**Number of Votes***	**Total %**
Poll votes cast in favour of the resolution	117,494,552	99.40%
Poll votes cast against the resolution	710,807	0.60%
Poll votes abstained on the resolution	15,228,110	

Resolution 2 **Approval for the issue of Stapled Securities to Goodman Holdings – Proxy Information**	**Number of Votes***	**Total %**
Proxy votes cast in favour of the resolution	992,784,841	98.41%
Proxy votes open to be voted at the proxy's discretion	12,088,790	1.19%
Proxy votes cast against the resolution	4,086,906	0.40%
Proxy votes abstained on the resolution	6,451,291	

Resolution 2 **Approval for the issue of Stapled Securities to Goodman Holdings – Poll Results**	**Number of Votes***	**Total %**
Poll votes cast in favour of the resolution	1,009,005,107	99.60%
Poll votes cast against the resolution	4,086,906	0.40%
Poll votes abstained on the resolution	6,609,260	

* Number of Votes relates to Macquarie Goodman Management Limited where each member present (in person or by proxy, representative or attorney) has one vote for each fully paid share. In respect of Macquarie Goodman Industrial Trust each member present (in person or by proxy, representative or attorney) has one vote for each one dollar of the value of the units held by the member.

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

Macquarie Goodman Group
General Meeting
Chairman's Address

Date:	Friday, 21 July 2006
Time:	10:00 am
Venue:	Sofitel Wentworth, Level 1, Ballroom 61-101 Phillip Street, Sydney, NSW

Introduction

Good morning, ladies and gentlemen, and welcome to these meetings of the members of Macquarie Goodman Management Limited and Macquarie Goodman Industrial Trust, which together comprise the Macquarie Goodman Group.

The meetings are being held concurrently.

My name is David Clarke and I am the Chairman of the Macquarie Goodman Group.

I would like to start by introducing my fellow Directors – Independent Director and Deputy Chairman David Teplitzky, Chief Executive Officer Gregory Goodman, Independent Directors Ian Ferrier, John Harkness, Anne Keating and Jim Sloman, and Non-Executive Directors Patrick Goodman and James Hodgkinson.

Also present today is Company Secretary and Group General Counsel Carolyn Scobie.

Can I now ask whether all members, including visitors present have been issued with a voting, non voting or visitors registration card?

If not, could you please see one of the Computershare Investor Services' representatives at the registration desk.

Today's meeting has been convened in accordance with the Corporations Act and the Listing Rules of the Australian Stock Exchange.

I have been informed by Richard Hannan of Computershare Investor Services Pty Limited, the scrutineers for today's proceedings, that a quorum is present for each of the meetings and, therefore, I formally declare the meetings open.

I propose, unless there are any objections, that the Notice of General Meetings dated 21 June 2006 be taken as read.

Update: Background

The purpose of today's meeting is to ratify the placement of Stapled Securities and to approve an issue of stapled securities to Goodman Holdings Pty Limited.

In May this year we acquired a company called Eurinpro which is a leading developer of tailor made logistics property across Europe.

The business has a proven history as a logistics developer, with current active projects worth some €380 million.

The acquisition of Eurinpro is highly strategic for Macquarie Goodman, providing instant scale across major European logistics markets and the ability to capitalise on growth opportunities throughout the region.

It also provides us with an additional 90 staff across nine countries to assist in servicing our customers.

Macquarie Goodman partly funded the acquisition by raising $350 million in equity via an Institutional Placement and approximately $50 million via a Security Purchase Plan.

The Institutional Placement was priced at $5.10 per security and enabled us to raise capital quickly and efficiently, without putting undue pressure on our existing operations.

A Security Purchase Plan was made available to all securityholders in Australia and New Zealand and we are pleased that nearly 45 per cent of Secuityholders participated in the offer.

In addition, all Australian and New Zealand holders had the opportunity to acquire securities under the June quarter Distribution Reinvestment Plan at a two per cent discount.

As a result of the transaction, we expect that our earnings per security will be eight per cent higher than the previous consensus average for the 2007 financial year.

If realised, this would increase earnings per security to approximately 31.5 cents, an 18 per cent increase over our forecast for the 2006 financial year.

The market has responded favourably to the transaction, as highlighted by our recent security price performance.

We are also pleased that the vendors of Eurinpro have taken Macquarie Goodman securities as a large part of their consideration.

This demonstrates a belief in our business model but it is also part of the reason for this meeting.

In addition, Goodman Holdings indicated at the time of the placement that it would be taking stock on the same terms as other Institutional Investors.

This is of course is a real demonstration of ongoing support for the business.

However, as Goodman Holdings is as a related party, we are seeking your approval for this as part of the fund raising.

The Australian Shareholders Association have provided positive recommendations in respect of both of the resolutions put before you.

Formal Business

I will now turn to the formal business of the meeting as set out in the Notice of General Meetings.

There are two items of business before these meetings:

- Ratification of the Placement; and
- Approval for the issue of stapled securities to Goodman Holdings Pty Limited.

--- Ends---

MACQUARIE

Macquarie Goodman



Macquarie Goodman Group
General Meeting
21 July 2006


MACQUARIE
Macquarie Goodman

Directors

→ **Mr David Clarke**
Chairman

→ **Dr David Teplizky**
Independent Deputy Chairman

→ **Mr Gregory Goodman**
Chief Executive Officer

→ **Mr Ian Ferrier**
Independent Director

→ **Mr John Harkness**
Independent Director

Macquarie Goodman

MACQUARIE

Directors

→ **Ms Anne Keating**
Independent Director

→ **Mr Jim Sloman**
Independent Director

→ **Mr Patrick Goodman**
Non-Executive Director

→ **Mr James Hodgkinson**
Non-Executive Director

Acquisition of Eurinpro International

Update

→ Acquired Eurinpro in May

→ Eurinpro:

- Leading developer of tailor made logistics property across Europe
- Current active projects worth €380 million

→ Acquisition:

- Gives Macquarie Goodman instant scale across Europe
- Ability to capitalise on growth opportunities
- Provides an additional 90 staff across nine countries



Macquarie Goodman


MACQUARIE
Macquarie Goodman

Acquisition of Eurinpro International cont

→ Acquisition facilitated through capital raising:

- $350 million in an Institutional Placement
- $50 million in a Security Purchase Plan

→ A Security Purchase Plan was made available to all securityholders in Australia and New Zealand with nearly 45% participation



Macquarie Goodman

MACQUARIE

Financial Impact of the Acquisition

→ Increased earnings per security:

- Forecast to be 8% up on previous consensus average
- Equates to around 31.5 cents per security
- 18% increase over forecast 2006 result



Market Reaction

- → Favourable market reaction reflected in security price
- → Macquarie Goodman securities included in sale terms
- → Goodman Holdings taking stock on equal terms with other investors
- → Both resolutions are supported by the Australian Shareholders Association



MACQUARIE

Macquarie Goodman


MACQUARIE
Macquarie Goodman
Formal Business
General Meeting
21 July 2006


MACQUARIE
Macquarie Goodman

Resolution 1

Ratification of Placement

→ To consider and, if thought fit, pass the following resolution as an ordinary resolution of MGM and as a special resolution of MGI:

"That the issue of:

(a) 33,483,220 Macquarie Goodman Group Stapled Securities to the vendors of Eurinpro International SA to fund the acquisition of that corporation, issued at $5.10 per stapled security on 1 June 2006; and

(b) 63,079,094 Macquarie Goodman Group Stapled Securities to certain institutional and sophisticated investors at $5.10 per stapled security completed on 31 May 2006,

be approved and ratified for all purposes."


MACQUARIE
Macquarie Goodman

Resolution 2

Approval for the issue of Stapled Securities to Goodman Holdings

→ To consider and, if thought fit, pass the following resolution as an ordinary resolution of MGM and as a special resolution of MGI:

"That the issue of 5,548,357 Macquarie Goodman Group Stapled Securities to Goodman Holdings Pty Limited at $5.10 per Stapled Security is hereby approved for all purposes."

MACQUARIE

Macquarie Goodman

Thank you

Disclaimer

This presentation has been prepared by Macquarie Goodman Group comprising Macquarie Goodman Funds Management Limited (ACN 067 796 641) (AFSL 223621) as Responsible Entity of the Macquarie Goodman Industrial Trust and Macquarie Goodman Management Limited (ACN 000 123 071). The details in this presentation provide general information only. It is not intended as investment or financial advice and must not be relied upon as such. You should obtain independent professional advice prior to making any decision. This presentation is not an offer or invitation for subscription or purchase of securities or other financial products. Past performance is no indication of future performance. All values are expressed in Australian currency unless otherwise stated. July 2006.

Macquarie Goodman

MACQUARIE

RECEIVED

2006 AUG -8 A 4:35

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

18 July 2006

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MGQ")
DISTRIBUTION REINVESTMENT PLAN ("DRP")

Further to our announcement of 9 June 2006 in relation to MGQ's distribution for the quarter ended 30 June 2006, we confirm that securities under the DRP will be issued at $5.7820.

These new securities will be issued at the acquisition price being the average of the daily volume weighted average price of all sales of securities recorded on Australian Stock Exchange ("ASX") for each of the ASX trading days from 4 July 2006 to 17 July 2006 inclusive, less a discount of 2%.

MGQ's DRP for the quarter ended 30 June 2006 will not be underwritten. The DRP securities will be issued on the payment date of 23 August 2006.

Yours faithfully

Carolyn Scobie
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone (02) 9230 7400
Facsimile (02) 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

RECEIVED

2001 AUG -9 A 4:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 July 2006

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")
DISPATCH OF HOLDING STATEMENTS

We confirm that the following documents were dispatched to Macquarie Goodman Securityholders today in relation to the completion of the Security Purchase Plan ("SPP"):

→ covering letter to Securityholders who participated in the SPP (copy enclosed);
→ covering letter to Securityholders who did not participate in the SPP (copy enclosed); and
→ Issuer Sponsored Holding Statements or CHESS Confirmations.

Please do not hesitate to contact the undersigned if you have any queries.

Yours faithfully

Carolyn Scobie
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

14 July 2006

Dear Securityholder

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")
SECURITY PURCHASE PLAN ("SPP")

Thank you for participating in the SPP. Macquarie Goodman was delighted with the response from investors with approximately $400 million raised through the SPP and the Institutional Placement.

Enclosed is your holding statement which sets out the number of new securities allotted to you under the SPP. Securities were allotted on 10 July 2006 with normal trading commencing on 12 July 2006. Please note that new securities acquired under the SPP will not carry an entitlement to participate in the distribution for the quarter ended 30 June 2006, but will rank equally with existing securities for all future distributions and in all other respects.

We would like to remind all Securityholders that a General Meeting of Macquarie Goodman Management Limited and Macquarie Goodman Industrial Trust will be held concurrently on 21 July 2006 at the Sofitel Wentworth, Level 1, Ballroom, 61-101 Phillip Street, Sydney, NSW. Securityholders may vote at the meeting or by completing the Proxy Form that was sent to Securityholders with the Notice of Meetings on 21 June 2006.

Should you have any questions, or if you have not received the Notice of Meetings and Proxy Form, please call our dedicated information line within Australia on 1300 723 040 or outside Australia on +61 3 9415 4000 or visit www.macquariegoodman.com.

Yours faithfully

Gregory Goodman
CHIEF EXECUTIVE OFFICER

Macquarie Goodman

MACQUARIE

14 July 2006

Dear Securityholder

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")
SECURITY PURCHASE PLAN ("SPP")

We are pleased to advise the completion of the SPP. Macquarie Goodman was delighted with the response from investors with approximately $400 million raised through the SPP and the Institutional Placement.

We would like to remind all Securityholders that a General Meeting of Macquarie Goodman Management Limited and Macquarie Goodman Industrial Trust will be held concurrently on 21 July 2006 at the Sofitel Wentworth, Level 1, Ballroom, 61-101 Phillip Street, Sydney, NSW. Securityholders may vote at the meeting or by completing the Proxy Form that was sent to Securityholders with the Notice of Meetings on 21 June 2006.

Should you have any questions, or if you have not received the Notice of Meetings and Proxy Form, please call our dedicated information line within Australia on 1300 723 040 or outside Australia on +61 3 9415 4000 or visit www.macquariegoodman.com.

Yours faithfully

Gregory Goodman
CHIEF EXECUTIVE OFFICER

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Goodman Group

ACN

Macquarie Goodman Management Limited ACN 000 123 071
Macquarie Goodman Industrial Trust ARSN 091 213 839

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	171,644
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary stapled securities issued as a result of conversion of Reset Preference Units (RePS)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The units referred to herein rank pari passu with the existing ordinary securities of Macquarie Goodman Group (MGQ).
5	Issue price or consideration	$2.91 per stapled security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	5,000 Reset Preference Units (RePS) were converted into 171,644 MGQ stapled securities, issued in accordance with the MGA Constitution and the RePS Terms.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,624,374,933 (including 5,548,357 stapled securities subject to securityholder approval)	Ordinary Stapled Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Not applicable	Not applicable

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Refer to section 4 above

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Company Secretary) 12 July 2006

Print name: Carolyn Scobie

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ACN 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 9799
Facsimile:
(02) 8232 4437

Email Address
elizabeth.ninness@macquarie.com

Please telephone
Liz Ninness on
(02) 8232 9799
if complete transmission
not received.

Compliance, RMD

Attention	Company Announcements	**Date**	11 July 2006
Company	ASX		
Fax No	1900 999 279	**Pages**	16 (incl. this page)
From	Liz Ninness	**Priority**	Routine

MACQUARIE

Message

FORM 604:

Attached FORM 604 re Macquarie Goodman Group (MGQ).

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme	Macquarie Goodman Group Level 10, 60 Castlereagh Street SYDNEY, NSW, AUSTRALIA, 2000
A.B.N	09 213 839

1. Details of substantial holder(1)

Name	Macquarie Bank Limited ('MBL') and its controlled bodies corporate listed in Annexure A (the 'MBL' Group).
ACN/ARSN (if applicable)	008 583 542

There was a change in the interests of the substantial holder on	7th July 2006
The previous notice was given to the company on	22nd June 2006
The previous notice was dated	21st June 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fp stp	229,802,357 (one vote per share)	14.28%	182,583,331(one vote per share)	11.35%
Warrants/Options	5,000	0.00%	5,000	0.00%
TOTAL	229,807,357	14.28%	182,588,331	11.35%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number of	and Class Securities	Person's votes affected
See Appendix B						

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Number Of	and Class Securities	Person's votes
Macquarie Life Limited ("MLL")	MLL	MLL	Relevant interest arising pursuant to section 608 (1) of the Corporations Act	235,692	fp stp	235,692
Macquarie Investment Management Limited ('MIML')	Bond Street Custodians	Bond Street Custodians	As above	26,523,907	fp stp	26,523,907
	JP Morgan	JP Morgan	As above	5,600,474	fp stp	5,600,474
	BNP Paribas	BNP Paribas	As Above	5,931,388	fp stp	5,931,388
	National Nominees	National Nominees	As above	1,605,693	fp stp	1,605,693
	State Street Australia Limited	State Street Australia Limited	As above	3,643,477	fp stp	3,643,477
	State Trustees	State Trustees	As above	617,901	fp stp	617,901
	Citibank Korea Inc	Citibank Korea Inc	As Above	2,128,619	fp stp	2,128,619
Macquarie Bank Limited 'MBL'	MBL	MBL	As above	135,787,556	fp stp	135,787,556
	MBL	MBL	As Above	5,000	Derivatives	5,000
Macquarie Private Portfolio Management Limited 'MPPM'	Bond Street Custodians	Bond Street Custodians	As Above	353,457	fp stp	353,457
Macquarie Newton Specialised Funds Management 'MNSFM'	MNSFM	MNSFM	As Above	155,167	fp stp	155,167

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Macquarie Bank Limited & MBL Group	Controlled Bodies Corporate

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL Group	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
Maquarie Bank Limited 'MBL'	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
Macquarie Private Portfolio Management Limited 'MPPM'	C\- Level 15, 1 Martin Place, Sydney, NSW, 2000
Macquarie Investment Management Limited 'MIML'	C\- Level 15, 1 Martin Place, Sydney, NSW, 2000
Macquarie Life Limited 'MLL'	C\- Level 15, 1 Martin Place, Sydney, NSW, 2000
National Nominees Limited	5th Floor, 271 Collins St., Melbourne, VIC 3000
State Street Australia Limited	L. 18, 338 Pitt St., Sydney, NSW 2000
JP Morgan	L. 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
State Trustee	L. 18, 338 Pitt St., Sydney, NSW 2000
Bond St. Custodians Ltd.	Lvl 12, 20 Bond St, Sydney, NSW 2000
Citibank Korea Inc.	39, Da-Dong, Chung-gu Seoul, Korea 100-180

Signature

print name: Dennis Leong Capacity: Company Secretary

sign here [signature] date 11th July 2006

ANNEXURE 'A'

This is the annexure marked 'A' of 12 pages referred to in the Notice of change of interests of Substantial Holder

....
Dennis Leong
Company Secretary, Macquarie Bank Limited
11 July 2006

CONTROLLED BODIES CORPORATE

AUSCONO	COMPANY NAME	JURISDICTION
	2083875 ONTARIO INC.	CANADA
6578268	6578268 CANADA INC	CANADA
6581935	6581935 CANADA INC	CANADA
BC0700113	AHA ACCESS HEALTH ABBOTSFORD LTD	CANADA
BC0742625	AHA HOLDINGS LTD	CANADA
BC0700111	AHV ACCESS HEALTH VANCOUVER LTD	CANADA
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED	CAYMAN ISLANDS
078 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED	AUSTRALIA
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	AUSTRALIA
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	AUSTRALIA
075 176 993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	AUSTRALIA
42-1702479	ALABAMA BLACK WARRIOR PARKWAY, LLC	UNITED STATES
42-1702480	ALABAMA EMERALD MOUNTAIN EXPRESSWAY BRIDGE, LLC	UNITED STATES
42-1702483	ALABAMA TOLL OPERATIONS, LLC	UNITED STATES
008 640 177	ALEATORY PTY. LIMITED	AUSTRALIA
081 119 477	ALLOCA (NO. 4) PTY. LIMITED	AUSTRALIA
106 608 422	AMICUS CURIAE PTY LIMITED	AUSTRALIA
078 953 607	AMT MANAGEMENT LIMITED	AUSTRALIA
WK-131747	ASHER SECURITIES LIMITED	CAYMAN ISLANDS
097 550 519	ATM SOLUTIONS AUSTRALASIA PTY LIMITED	AUSTRALIA
	BALDWIN COUNTY BRIDGE COMPANY, LLC	UNITED STATES
093 979 223	BAO WAVE PTY LIMITED	AUSTRALIA
059 614 818	BAROSSA GE PTY LIMITED	AUSTRALIA
008 604 966	BELIKE NOMINEES PTY. LIMITED	AUSTRALIA
006 880 217	BOND STREET AUSTRALIA PTY LIMITED	AUSTRALIA
008 607 065	BOND STREET CUSTODIANS LIMITED	AUSTRALIA
008 606 924	BOND STREET INVESTMENTS PTY. LIMITED	AUSTRALIA
071 247 608	BOND STREET LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
004 680 004	BOSTON AUSTRALIA PTY LIMITED	AUSTRALIA
005 008 702	BOSTON LEASING PTY. LIMITED	AUSTRALIA
	BRUNA MOON SL	SPAIN
88217	BUNHILL INVESTMENTS LIMITED	JERSEY
002 865 830	BUTTONWOOD NOMINEES PTY LIMITED	AUSTRALIA
079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	AUSTRALIA
4800336	CAPITAL METERS HOLDINGS LIMITED	ENGLAND/WALES
4800317	CAPITAL METERS LIMITED	ENGLAND/WALES
006 200 899	CASL FINANCIAL SERVICES PTY. LIMITED	AUSTRALIA
008 585 804	CENFORD PTY LIMITED	AUSTRALIA
113 484 165	CENTAURUS INVESTOR PTY LIMITED	AUSTRALIA
42-1702478	CENTRAL ALABAMA RIVER PARKWAY, LLC	UNITED STATES
422814-6	CERVUS FINANCIAL CORP	CANADA
61651 C1/GBL	CHENGDU PROPERTY INVESTMENT LIMITED	MAURITIUS
WK-133807	CHISWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
104 331 795	COIN SOFTWARE PTY LIMITED	AUSTRALIA
002 737 868	COLDAVA PTY LIMITED	AUSTRALIA
079 775 134	CONCEPT BLUE PROPERTY PTY LTD	AUSTRALIA
071 292 647	CONNECTEAST MANAGEMENT LIMITED	AUSTRALIA
006 346 952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED	AUSTRALIA
WK-129317	DELANO SECURITIES LIMITED	CAYMAN ISLANDS
5843681	DESPEN BAYLE LIMITED	UNITED KINGDOM
	DETROIT AND WINDSOR SUBWAY COMPANY	CANADA
	DETROIT WINDSOR TUNNEL LLC	UNITED STATES
008 606 871	DEXIN NOMINEES PTY. LIMITED	AUSTRALIA
083 158 409	DIVCO 10 PTY LIMITED	AUSTRALIA
097 290 876	DIVCO 100 PTY LIMITED	AUSTRALIA
097 290 894	DIVCO 102 PTY LIMITED	AUSTRALIA

097 290 901	DIVCO 103 PTY LIMITED	AUSTRALIA
097 290 938	DIVCO 106 PTY LIMITED	AUSTRALIA
097 290 956	DIVCO 108 PTY LIMITED	AUSTRALIA
097 290 072	DIVCO 114 PTY LIMITED	AUSTRALIA
083 158 436	DIVCO 12 PTY LIMITED	AUSTRALIA
101 190 603	DIVCO 120 PTY LIMITED	AUSTRALIA
101 190 612	DIVCO 121 PTY LIMITED	AUSTRALIA
101 190 621	DIVCO 122 PTY LIMITED	AUSTRALIA
101 190 701	DIVCO 128 PTY LIMITED	AUSTRALIA
101 190 667	DIVCO 129 PTY LIMITED	AUSTRALIA
101 190 676	DIVCO 130 PTY LIMITED	AUSTRALIA
105 344 956	DIVCO 137 PTY LIMITED	AUSTRALIA
105 346 049	DIVCO 139 PTY LIMITED	AUSTRALIA
097 290 885	DIVCO 163 PTY LIMITED	AUSTRALIA
097 290 965	DIVCO 167 PTY LIMITED	AUSTRALIA
083 158 490	DIVCO 17 PTY LIMITED	AUSTRALIA
083 158 516	DIVCO 18 PTY LIMITED	AUSTRALIA
083 158 534	DIVCO 19 PTY LIMITED	AUSTRALIA
083 158 301	DIVCO 2 PTY LIMITED	AUSTRALIA
083 158 589	DIVCO 21 PTY LIMITED	AUSTRALIA
083 158 623	DIVCO 23 PTY LIMITED	AUSTRALIA
083 158 650	DIVCO 24 PTY LIMITED	AUSTRALIA
083 158 669	DIVCO 26 PTY LIMITED	AUSTRALIA
083 158 703	DIVCO 28 PTY LIMITED	AUSTRALIA
083 158 712	DIVCO 29 PTY LIMITED	AUSTRALIA
083 158 329	DIVCO 3 PTY LIMITED	AUSTRALIA
083 158 730	DIVCO 30 PTY LIMITED	AUSTRALIA
083 158 776	DIVCO 32 PTY LIMITED	AUSTRALIA
083 158 892	DIVCO 36 PTY LIMITED	AUSTRALIA
088 347 568	DIVCO 42 PTY LIMITED	AUSTRALIA
083 159 040	DIVCO 43 PTY LIMITED	AUSTRALIA
083 159 120	DIVCO 47 PTY LIMITED	AUSTRALIA
083 159 157	DIVCO 50 PTY LIMITED	AUSTRALIA
083 159 175	DIVCO 51 PTY LIMITED	AUSTRALIA
088 347 451	DIVCO 52 PTY LIMITED	AUSTRALIA
088 347 479	DIVCO 54 PTY LIMITED	AUSTRALIA
088 347 504	DIVCO 58 PTY LIMITED	AUSTRALIA
088 347 513	DIVCO 59 PTY LIMITED	AUSTRALIA
083 158 374	DIVCO 6 PTY LIMITED	AUSTRALIA
088 347 531	DIVCO 61 PTY LIMITED	AUSTRALIA
093 601 033	DIVCO 65 PTY LIMITED	AUSTRALIA
093 601 079	DIVCO 68 PTY LIMITED	AUSTRALIA
093 601 097	DIVCO 70 PTY LIMITED	AUSTRALIA
105 343 959	DIVCO 72 PTY LIMITED	AUSTRALIA
093 601 122	DIVCO 74 PTY LIMITED	AUSTRALIA
093 601 168	DIVCO 79 PTY LIMITED	AUSTRALIA
083 158 392	DIVCO 8 PTY LIMITED	AUSTRALIA
097 289 962	DIVCO 81 PTY LIMITED	AUSTRALIA
097 289 980	DIVCO 83 PTY LIMITED	AUSTRALIA
097 290 009	DIVCO 85 PTY LIMITED	AUSTRALIA
097 290 027	DIVCO 87 PTY LIMITED	AUSTRALIA
097 290 054	DIVCO 89 PTY LIMITED	AUSTRALIA
097 290 063	DIVCO 90 PTY LIMITED	AUSTRALIA
097 290 812	DIVCO 95 PTY LIMITED	AUSTRALIA
	DIVERSIFIED CLO INVESTMENTS NO.1 INC	UNITED STATES
109 819 418	DIVERSIFIED CMBS AUSTRALIA HOLDINGS PTY LIMITED	AUSTRALIA
20-4806002	DWT INC	UNITED STATES
094 631 964	EASTERN SEA INVESTMENTS PTY LIMITED	AUSTRALIA
118 345 332	EASTERN STATES LIMITED	AUSTRALIA
069 344 001	ELISE NOMINEES PTY LIMITED	AUSTRALIA
006 435 810	EQUITAS NOMINEES PTY. LIMITED	AUSTRALIA
114 174 211	ESCALATOR 2005 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
114 174 220	ESCALATOR 2005 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 542	ESCALATOR 2005-2 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 533	ESCALATOR 2005-2 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
120 435 841	ESCALATOR 2006 (AUSTRALIAN PROPERTY) PTY LIMITED	AUSTRALIA
111 360 528	ESCALATOR AUSTRALIAN INVESTMENT COMPANY PTY LIMITED	AUSTRALIA
111 494 574	ESCALATOR GP CO PTY LIMITED	AUSTRALIA
111 494 663	ESCALATOR INCOME NOTE CO PTY LIMITED	AUSTRALIA
111 494 467	ESCALATOR LP CO PTY LIMITED	AUSTRALIA
MC-510292	EUROPEAN FINANCIAL INVESTMENTS FUND LIMITED	CAYMAN ISLANDS
MC-150410	EUROPEAN FINANCIAL INVESTMENTS LIMITED	CAYMAN ISLANDS
559916	EVEREST ABSOLUTE RETURN II LIMITED	BRITISH VIRGIN ISLANDS

009 636 131	FELTER PTY LIMITED	AUSTRALIA
1658405	FORWARD STEPS HOLDINGS LIMITED	NEW ZEALAND
1652752	FORWARD STEPS LIMITED	NEW ZEALAND
008 604 466	FOUCAULT PTY LIMITED	AUSTRALIA
068 928 296	FUNDCORP HOLDINGS PTY LIMITED	AUSTRALIA
106 204 862	FUNDCORP PTY LIMITED	AUSTRALIA
116 419 071	FUTURE SCHOOLS PARTNERSHIP PTY LIMITED	AUSTRALIA
008 542 685	GALANTHUS AUSTRALIA PTY LIMITED	AUSTRALIA
001 581 031	GALANTHUS LEASING PTY LIMITED	AUSTRALIA
068 104 558	GARACHINE PTY LIMITED	AUSTRALIA
054 001 400	GATESUN PTY. LIMITED	AUSTRALIA
133 289 1	GENERATOR BONDS LIMITED	NEW ZEALAND
108 026 437	GENERATOR CHARITIES AUSTRALIA PTY LIMITED	AUSTRALIA
103 116 954	GENERATOR INVESTMENTS AUSTRALIA LIMITED	AUSTRALIA
092 375 329	GIFT SECURITIES PTY LIMITED	AUSTRALIA
009 642 942	GILLMAN PTY. LIMITED	AUSTRALIA
105 819 161	GLOBAL DEBT INVESTMENTS NO.4 PTY LIMITED	AUSTRALIA
MC143292	GLOBAL STAR GP LTD	CAYMAN ISLANDS
008 604 484	GLORIOLE PTY LIMITED	AUSTRALIA
003 180 309	GROSVENOR OFFICE EQUIPMENT HIRE PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
008 637 241	HAFLING PTY. LIMITED	AUSTRALIA
415492	HBEAR CO. NO.1 LIMITED	IRELAND
104 324 441	HEMISPHERE SERVICES PTY LIMITED	AUSTRALIA
000 758 010	HILLSAM NOMINEES PTY. LIMITED	AUSTRALIA
108 428 431	HR BROADCAST INVESTMENTS 2004 PTY LTD	AUSTRALIA
104 173 891	HUB X PTY LIMITED	AUSTRALIA
119 974 597	IBF RESPONSIBLE ENTITY 1 LIMITED	AUSTRALIA
119 974 819	IBF RESPONSIBLE ENTITY 2 LIMITED	AUSTRALIA
002 757 020	IDAMENEO (NO. 79) NOMINEES PTY. LIMITED	AUSTRALIA
009 642 979	INDEMCO PTY LIMITED	AUSTRALIA
65764	INFRASTRUCTURE INVESTMENT NO. 2 LTD.	CAYMAN ISLANDS
073 710 942	INFRASTRUCTURE INVESTMENTS NO 1 PTY LIMITED	AUSTRALIA
	ISLE OF MAN STEAM PACKET COMPANY LIMITED	UNITED KINGDOM
103675C	ISLE OF MAN STEAM PACKET FINANCE PLC	UNITED KINGDOM
103674C	ISLE OF MAN STEAM PACKET HOLDINGS LIMITED	UNITED KINGDOM
	JAPAN AUTOMOBILE ROAD CORPORATION LIMITED	JAPAN
0199 02 036303	JIG HOLDINGS LIMITED	JAPAN
009 641 114	JUBILEE PTY. LIMITED	AUSTRALIA
008 605 070	KALLERAD PTY. LIMITED	AUSTRALIA
081 119 440	KENSINGTON BANKS PTY LIMITED	AUSTRALIA
1652751	KIDS FIRST PROPERTIES LIMITED	NEW ZEALAND
111 060 587	LACHLAN WEALTH MANAGEMENT LIMITED	AUSTRALIA
003 250 833	LANROD PTY LIMITED	AUSTRALIA
008 604 920	LIANA PTY. LIMITED	AUSTRALIA
118 029 664	M&I DEBT INVESTMENTS PTY LIMITED	AUSTRALIA
118 029 342	M&I INVESTMENTS HOLDINGS PTY LIMITED	AUSTRALIA
080 473 025	MAC IT 2000 PTY LIMITED	AUSTRALIA
096 705 109	MACQUARIE (1 NICHOLSON STREET) NOMINEES PTY LTD	AUSTRALIA
116 308 466	MACQUARIE (171 COLLINS ST) PTY LIMITED	AUSTRALIA
115 007 817	MACQUARIE (454 COLLINS STREET) PTY LIMITED	AUSTRALIA
093 438 414	MACQUARIE (ARNCLIFFE) PTY LTD	AUSTRALIA
198500776M	MACQUARIE (ASIA) PTE LTD	SINGAPORE
116 467 031	MACQUARIE (DERRIMUT) PTY LIMITED	AUSTRALIA
200228	MACQUARIE (HK) FINANCIAL SERVICES LIMITED	HONG KONG
611405	MACQUARIE (HONG KONG) LIMITED	HONG KONG
	MACQUARIE (JAPAN) LIMITED	JAPAN
463469-W	MACQUARIE (MALAYSIA) SDN BHD	KUALA LUMPUR
110 256 418	MACQUARIE (PYRMONT) PTY LIMITED	AUSTRALIA
114 016 370	MACQUARIE (VPC) PTY LIMITED	AUSTRALIA
008 594 885	MACQUARIE ACCEPTANCES LIMITED	AUSTRALIA
095 180 788	MACQUARIE ADMIN SERVICES PTY LIMITED	AUSTRALIA
20001234/07	MACQUARIE AFRICA (PROPRIETARY) LIMITED	SOUTH AFRICA
CR-121760	MACQUARIE AIRCRAFT LEASING NO.1 LIMITED	CAYMAN ISLANDS
075 295 760	MACQUARIE AIRPORTS MANAGEMENT LIMITED	AUSTRALIA
094 406 756	MACQUARIE ALLIANCES PTY LIMITED	AUSTRALIA
103 237 181	MACQUARIE ALTERNATIVE ASSETS MANAGEMENT LIMITED	AUSTRALIA
086 159 060	MACQUARIE ALTERNATIVE INVESTMENTS LIMITED	AUSTRALIA
010174903-3379259	MACQUARIE AMERICAS CORP	UNITED STATES
071 501 963	MACQUARIE ASIA HOLDINGS PTY LIMITED	AUSTRALIA
619928	MACQUARIE ASIA LIMITED	HONG KONG
	MACQUARIE ASIA PROPERTY ADVISORS LIMITED	BERMUDA
105 453 638	MACQUARIE ASIA REAL ESTATE MANAGEMENT LIMITED	AUSTRALIA

103 780 089	MACQUARIE ASIAN INVESTMENTS PTY LIMITED	AUSTRALIA
064 219 601	MACQUARIE ASSET FINANCE LIMITED	AUSTRALIA
	MACQUARIE ASSET LEASING TRUST	AUSTRALIA
001 263 583	MACQUARIE ASSET MANAGEMENT LIMITED	AUSTRALIA
058 056 616	MACQUARIE ASSET SERVICES (ACT) PTY LIMITED	AUSTRALIA
010 795 794	MACQUARIE ASSET SERVICES (QLD) PTY LIMITED	AUSTRALIA
005 996 725	MACQUARIE ASSET SERVICES (VIC) PTY LIMITED	AUSTRALIA
079 672 450	MACQUARIE ASSET SERVICES (WA) PTY LIMITED	AUSTRALIA
081 706 167	MACQUARIE ASSET SERVICES LIMITED	AUSTRALIA
WK-128186	MACQUARIE AUSTRALIA COMPUTER SYSTEMS LEASING PTY LIMITED	CAYMAN ISLANDS
077 193 956	MACQUARIE AUSTRALIA FINANCE PTY LIMITED	AUSTRALIA
006 055 796	MACQUARIE AUSTRALIA INTERNATIONAL PTY LIMITED	AUSTRALIA
002 542 136	MACQUARIE AUSTRALIA LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
008 640 168	MACQUARIE AUSTRALIA MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
000 736 210	MACQUARIE AUSTRALIA PTY LIMITED	AUSTRALIA
074 453 286	MACQUARIE AUSTRALIA SECURITIES LIMITED	AUSTRALIA
008 660 611	MACQUARIE AUSTRALIA TECHNOLOGY PTY LIMITED	AUSTRALIA
075 176 733	MACQUARIE AVIATION (NO. 1) LIMITED	AUSTRALIA
368579	MACQUARIE AVIATION CAPITAL FINANCE LIMITED	IRELAND
368589	MACQUARIE AVIATION CAPITAL GROUP	IRELAND
368580	MACQUARIE AVIATION CAPITAL LIMITED	IRELAND
008 583 542	MACQUARIE BANK LIMITED	AUSTRALIA
001 531 997	MACQUARIE BANK SUPERANNUATION PTY. LIMITED	AUSTRALIA
109 280 819	MACQUARIE BATHURST STREET PTY LIMITED	AUSTRALIA
	MACQUARIE BETEILIGUNGSTREUHAND GMBH	GERMANY
	MACQUARIE BRASIL LIMITADA	BRAZIL
083 622 404	MACQUARIE BUSINESS BROKING SERVICES PTY LTD	AUSTRALIA
423532-2	MACQUARIE CANADA HOLDINGS LTD	CANADA
515716	MACQUARIE CANADIAN INFRASTRUCTURE MANAGEMENT LIMITED	CANADA
	MACQUARIE CANADIAN INVESTMENT HOLDINGS LTD.	CANADA
605377-7	MACQUARIE CAPITAL (CANADA) LTD	CANADA
352816	MACQUARIE CAPITAL (NZ) LIMITED	NEW ZEALAND
105 777 704	MACQUARIE CAPITAL ALLIANCE MANAGEMENT LIMITED	AUSTRALIA
88464	MACQUARIE CAPITAL FUNDING (GP) LIMITED	JERSEY
110 605 724	MACQUARIE CAPITAL FUNDING (LP) PTY LIMITED	AUSTRALIA
FN 215363K	MACQUARIE CAPITAL GMBH	AUSTRIA
	MACQUARIE CAPITAL KOREA CO LTD	KOREA
04242665	MACQUARIE CAPITAL LIMITED	ENGLAND/WALES
006 938 825	MACQUARIE CAPITAL MARKETS NOMINEES PTY LIMITED	AUSTRALIA
57952 C1/GBL	MACQUARIE CAPITAL MAURITIUS LIMITED	MAURITIUS
169009	MACQUARIE CAYMAN HOLDINGS 2 CO	CAYMAN ISLANDS
168347	MACQUARIE CAYMAN HOLDINGS CO	CAYMAN ISLANDS
097 658 687	MACQUARIE CLO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
065 178 618	MACQUARIE CLO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
006 198 910	MACQUARIE COMMERCIAL LEASING VIC PTY. LIMITED	AUSTRALIA
05259474	MACQUARIE COMMODITIES (UK) LIMITED	ENGLAND/WALES
05259503	MACQUARIE COMMODITIES FINANCE (UK) LIMITED	ENGLAND/WALES
066 047 738	MACQUARIE COMMUNICATIONS INFRASTRUCTURE MANAGEMENT LIMITED	AUSTRALIA
111 117 465	MACQUARIE COMMUNITY PARTNERSHIPS LIMITED	AUSTRALIA
096 629 471	MACQUARIE CONCEPT BLUE PTY LTD	AUSTRALIA
	MACQUARIE COOK ENERGY, LLC	UNITED STATES
2569653	MACQUARIE CORIOLIS HOLDINGS INC	UNITED STATES
911031568	MACQUARIE CORPORATE FINANCE (USA) INC	UNITED STATES
008 606 862	MACQUARIE CORPORATE FINANCE HOLDINGS PTY LTD	AUSTRALIA
008 595 426	MACQUARIE CORPORATE FINANCE LIMITED	AUSTRALIA
20-1536178	MACQUARIE COTTON INTERNATIONAL INC	UNITED STATES
069 709 468	MACQUARIE COUNTRYWIDE MANAGEMENT LIMITED	AUSTRALIA
075 067 631	MACQUARIE DEBF PTY LIMITED	AUSTRALIA
	MACQUARIE DENMARK LIMITED A/S	DENMARK
008 596 950	MACQUARIE DEPOSITS PTY. LIMITED	AUSTRALIA
102 607 616	MACQUARIE DEVELOPMENT CAPITAL II PTY LIMITED	AUSTRALIA
082 018 399	MACQUARIE DEVELOPMENT CAPITAL PTY LIMITED	AUSTRALIA
091 936 515	MACQUARIE DEVELOPMENT DIRECTION PTY LIMITED	AUSTRALIA
115 402 349	MACQUARIE DIGITAL PTY LIMITED	AUSTRALIA
084 828 473	MACQUARIE DIRECT INVESTMENT A LIMITED	AUSTRALIA
084 828 437	MACQUARIE DIRECT INVESTMENT B LIMITED	AUSTRALIA
008 607 083	MACQUARIE DIRECT INVESTMENT LIMITED	AUSTRALIA
073 623 784	MACQUARIE DIRECT PROPERTY MANAGEMENT LIMITED	AUSTRALIA
085 795 651	MACQUARIE DISTRIBUTION PTY LIMITED	AUSTRALIA
	MACQUARIE DISTRICT ENERGY MANAGEMENT INC	UNITED STATES

114 099 795	MACQUARIE DIVERSIFIED ASSET ADVISORY PTY LIMITED	AUSTRALIA
096 211 424	MACQUARIE DIVERSIFIED INVESTMENT SERVICES PTY LIMITED	AUSTRALIA
098 127 578	MACQUARIE DIVERSIFIED INVESTMENTS NO 2 PTY LTD	AUSTRALIA
098 127 569	MACQUARIE DIVERSIFIED INVESTMENTS NO 3 PTY LTD	AUSTRALIA
094 464 365	MACQUARIE DIVERSIFIED PORTFOLIO INVESTMENTS PTY LIMITED	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (EBB3) LLC	UNITED STATES
113 054 569	MACQUARIE DYNAMIC MANAGEMENT (EBB3) PTY LTD	AUSTRALIA
106 197 488	MACQUARIE DYNAMIC MANAGEMENT PTY LIMITED	AUSTRALIA
2304923	MACQUARIE ELECTRONICS CONSULTING INC	UNITED STATES
363806	MACQUARIE ELECTRONICS LIMITED	IRELAND
363803	MACQUARIE ELECTRONICS REMARKETING LIMITED	IRELAND
1978834	MACQUARIE ELECTRONICS USA INC	UNITED STATES
	MACQUARIE ENERGY NORTH AMERICA FINANCE INC.	UNITED STATES
	MACQUARIE ENERGY NORTH AMERICA TRADING INC.	UNITED STATES
067 299 923	MACQUARIE EQUIPMENT FINANCE PTY LTD	AUSTRALIA
112 079 268	MACQUARIE EQUIPMENT RENTALS PTY LIMITED	AUSTRALIA
485394	MACQUARIE EQUITIES (ASIA) LIMITED	HONG KONG
063 906 392	MACQUARIE EQUITIES (US) HOLDINGS PTY. LIMITED	AUSTRALIA
	MACQUARIE EQUITIES BRASIL ADMINISTRACAO DE FUNDOS E PARTICIPACAO LTDA	BRAZIL
WN 1114218	MACQUARIE EQUITIES CUSTODIANS LIMITED	NEW ZEALAND
002 574 923	MACQUARIE EQUITIES LIMITED	AUSTRALIA
WN/1007806	MACQUARIE EQUITIES NEW ZEALAND LIMITED	NEW ZEALAND
200408424K	MACQUARIE EQUITIES SERVICES SINGAPORE PTE. LTD.	SINGAPORE
001 374 572	MACQUARIE EQUITY CAPITAL MARKETS LIMITED	AUSTRALIA
3704031	MACQUARIE EUROPE LIMITED	ENGLAND/WALES
114 801 464	MACQUARIE EUROPEAN FINANCIAL INVESTMENTS PTY LTD	AUSTRALIA
078 771 123	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED	AUSTRALIA
112 017 919	MACQUARIE EUROPEAN INVESTMENTS PTY LIMITED	AUSTRALIA
116 582 524	MACQUARIE FARM ASSETS AND RESOURCES MANAGEMENT LIMITED	AUSTRALIA
086 587 635	MACQUARIE FILMED INVESTMENTS PTY LTD	AUSTRALIA
1065067	MACQUARIE FINANCE (NZ) LIMITED	NEW ZEALAND
2984767	MACQUARIE FINANCE (UK) LIMITED	ENGLAND/WALES
118 817 440	MACQUARIE FINANCE HOLDINGS LIMITED	AUSTRALIA
001 214 964	MACQUARIE FINANCE LIMITED	AUSTRALIA
5645686	MACQUARIE FINANCIAL INFRASTRUCTURE ALLIANCE LIMITED	UNITED KINGDOM
155537	MACQUARIE FINANCIAL INFRASTRUCTURE FUND	CAYMAN ISLANDS
095 135 694	MACQUARIE FINANCIAL PRODUCTS MANAGEMENT LIMITED	AUSTRALIA
008 606 784	MACQUARIE FIRST AVIATION LEASING PTY. LIMITED	AUSTRALIA
069 344 154	MACQUARIE FLEET LEASING PTY LIMITED	AUSTRALIA
093 752 946	MACQUARIE FORESTRY SERVICES PTY LIMITED	AUSTRALIA
113 113 214	MACQUARIE FORTRESS INVESTMENTS LIMITED	AUSTRALIA
008 607 047	MACQUARIE FOURTEENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
2005B04004	MACQUARIE FRANCE SARL	FRANCE
43-2082900	MACQUARIE FUND ADVISOR, LLC	UNITED STATES
20-3783039	MACQUARIE FUNDS MANAGEMENT (USA) INC.	UNITED STATES
093 177 407	MACQUARIE FUNDS MANAGEMENT HOLDINGS PTY LIMITED	AUSTRALIA
724745	MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED	HONG KONG
001 902 165	MACQUARIE FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
170	MACQUARIE FUTURES & OPTIONS (HONG KONG) LIMITED	HONG KONG
111631	MACQUARIE FUTURES (ASIA) LIMITED	HONG KONG
	MACQUARIE FUTURES USA INC	UNITED STATES
084 388 947	MACQUARIE GLOBAL DEBT INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
075 176 779	MACQUARIE GLOBAL DEBT INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
5259497	MACQUARIE GLOBAL INVESTMENTS (UK) LIMITED	ENGLAND/WALES
110 930 964	MACQUARIE GLOBAL PROPERTY FUNDS LIMITED	AUSTRALIA
5622726	MACQUARIE GLOBAL UTILITY INVESTMENTS GP LIMITED	ENGLAND/WALES
5488013	MACQUARIE GP LIMITED	ENGLAND/WALES
5718600	MACQUARIE GP2 LIMITED	UNITED KINGDOM
200412291W	MACQUARIE GROUP HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
245979	MACQUARIE GROUP NEW ZEALAND LIMITED	NEW ZEALAND
599031	MACQUARIE HALLWAY PROPERTY LIMITED	BRITISH VIRGIN ISLANDS
	MACQUARIE HARBOURSIDE ASSET MANAGEMENT LIMITED	CAYMAN ISLANDS
112 058 072	MACQUARIE HEALTH AND RETIREMENT PTY LIMITED	AUSTRALIA
100 509 975	MACQUARIE HEALTH HOLDINGS PTY LTD	AUSTRALIA
2428034/6809391	MACQUARIE HOLDINGS (U.S.A.) INC	UNITED STATES
116 381 634	MACQUARIE HORTICULTURAL SERVICES PTY LIMITED	AUSTRALIA
262381	MACQUARIE I.T. (NZ) LIMITED	NEW ZEALAND
	MACQUARIE IH IRELAND LIMITED	IRELAND
991311767/3075842	MACQUARIE INC	UNITED STATES
116 548 880	MACQUARIE INCOME INVESTMENTS LIMITED	AUSTRALIA

11-90696	MACQUARIE INDIA ADVISORY SERVICES PRIVATE LIMITED	INDIA
58341	MACQUARIE INDIAN AIRPORTS ONE LIMITED	MAURITIUS
58340	MACQUARIE INDIAN AIRPORTS TWO LIMITED	MAURITIUS
071 501 918	MACQUARIE INDONESIA HOLDINGS PTY LIMITED	AUSTRALIA
077 595 012	MACQUARIE INFRASTRUCTURE DEBT MANAGEMENT LIMITED	AUSTRALIA
074 311 390	MACQUARIE INFRASTRUCTURE FUNDS MANAGEMENT LIMITED	AUSTRALIA
5755862	MACQUARIE INFRASTRUCTURE GP LIMITED	ENGLAND/WALES
	MACQUARIE INFRASTRUCTURE HOLDINGS AG	SWITZERLAND
072 609 271	MACQUARIE INFRASTRUCTURE INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
072 652 736	MACQUARIE INFRASTRUCTURE LIMITED	AUSTRALIA
112 772 671	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED	AUSTRALIA
06823M	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED - SINGAPORE BRANCH	SINGAPORE
	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC	UNITED STATES
072 677 993	MACQUARIE INFRASTRUCTURE NO.2 LIMITED	AUSTRALIA
	MACQUARIE INFRASTRUCTURE PARTNERS CANADA GP LIMITED	CANADA
	MACQUARIE INFRASTRUCTURE PARTNERS INC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PARTNERS U.S GP LLC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PRIVATE TRUSTEE COMPANY LIMITED	BERMUDA
	MACQUARIE INFRASTRUKTUR MANAGEMENT GMBH	GERMANY
200505701K	MACQUARIE INSURANCE (SINGAPORE) PTE. LTD.	SINGAPORE
061 160 556	MACQUARIE INTERNATIONAL CAPITAL ADVISORS PTY LIMITED	AUSTRALIA
502151	MACQUARIE INTERNATIONAL CAPITAL MARKETS LIMITED	HONG KONG
092 985 263	MACQUARIE INTERNATIONAL FINANCE LIMITED	AUSTRALIA
4125302	MACQUARIE INTERNATIONAL HOLDINGS LIMITED	ENGLAND/WALES
108 590 996	MACQUARIE INTERNATIONAL INVESTMENTS PTY LIMITED	AUSTRALIA
01602574	MACQUARIE INTERNATIONAL LIMITED	ENGLAND/WALES
169002	MACQUARIE INTERNATIONAL NEW YORK PARKING CO	CAYMAN ISLANDS
078 960 668	MACQUARIE INTERNATIONAL PROPERTY SERVICES PTY. LIMITED	AUSTRALIA
37186	MACQUARIE INTERNATIONAL REAL ESTATE FUND LIMITED	BERMUDA
169050	MACQUARIE INTERNATIONAL SC INVESTMENTS CO	CAYMAN ISLANDS
	MACQUARIE INTERNATIONAL SMALL CAP ROADS CO	CAYMAN ISLANDS
2579363	MACQUARIE INTERNATIONALE HOLDINGS LIMITED	ENGLAND/WALES
4957256	MACQUARIE INTERNATIONALE INVESTMENTS LIMITED	ENGLAND/WALES
36631	MACQUARIE INVESTMENT (HONG KONG) LIMITED	HONG KONG
0785179	MACQUARIE INVESTMENT ADVISORY (BEIJING) CO LTD	CHINA
	MACQUARIE INVESTMENT HOLDINGS INC	UNITED STATES
WN 1114216	MACQUARIE INVESTMENT MANAGEMENT (NZ) LIMITED	NEW ZEALAND
3976881	MACQUARIE INVESTMENT MANAGEMENT (UK) LIMITED	ENGLAND/WALES
002 867 003	MACQUARIE INVESTMENT MANAGEMENT LTD	AUSTRALIA
071 745 401	MACQUARIE INVESTMENT SERVICES LIMITED	AUSTRALIA
WK-133809	MACQUARIE INVESTMENTS (SINGAPORE) LIMITED	CAYMAN ISLANDS
4104671	MACQUARIE INVESTMENTS (UK) LIMITED	ENGLAND/WALES
069 416 977	MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED	AUSTRALIA
	MACQUARIE INVESTMENTS DEUTSCHLAND GMBH	GERMANY
	MACQUARIE INVESTMENTS LLC	UNITED STATES
119 211 433	MACQUARIE INVESTORS PTY LTD	AUSTRALIA
459515-H	MACQUARIE IT SDN BHD	KUALA LUMPUR
107 147 222	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED	AUSTRALIA
107 147 188	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED	AUSTRALIA
117 560 282	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED	AUSTRALIA
0199-03-012590	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED (JAPAN BRANCH)	JAPAN
117 560 415	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED	AUSTRALIA
0199-03-012591	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED (JAPAN BRANCH)	JAPAN
119 108 053	MACQUARIE JAQUES PTY LIMITED	AUSTRALIA
110 990 184	MACQUARIE JIN LIN PTY LIMITED	AUSTRALIA
	MACQUARIE KOREA CO. LTD	KOREA
104-81-95716	MACQUARIE KOREA OPPORTUNITIES MANAGEMENT, INC.	KOREA
5487970	MACQUARIE KOREAN INVESTMENT HOLDINGS LIMITED	ENGLAND/WALES
243880	MACQUARIE LEASING (NZ) LIMITED	NEW ZEALAND
2997799	MACQUARIE LEASING (UK) LIMITED	ENGLAND/WALES
002 675 032	MACQUARIE LEASING NSW PTY. LIMITED	AUSTRALIA
002 674 982	MACQUARIE LEASING PTY. LIMITED	AUSTRALIA
010 529 638	MACQUARIE LEASING QLD PTY. LIMITED	AUSTRALIA
105 453 834	MACQUARIE LEISURE DEVELOPMENTS LIMITED	AUSTRALIA
079 630 676	MACQUARIE LEISURE MANAGEMENT LIMITED	AUSTRALIA
002 574 914	MACQUARIE LEISURE SERVICES PTY LIMITED	AUSTRALIA
206 344	MACQUARIE LENDING NZ LIMITED	NEW ZEALAND

003 963 773	MACQUARIE LIFE LIMITED	AUSTRALIA
5645698	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS 2 LIMITED	UNITED KINGDOM
5708696	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS 3 LIMITED	ENGLAND/WALES
5582620	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS LIMITED	UNITED KINGDOM
5582628	MACQUARIE LONDON EXCHANGE INVESTMENTS LIMITED	UNITED KINGDOM
114 174 168	MACQUARIE LP FINANCE COMPANY PTY LIMITED	AUSTRALIA
117 033 637	MACQUARIE LPT HOLDINGS 2 PTY LIMITED	AUSTRALIA
117 033 226	MACQUARIE LPT HOLDINGS PTY LIMITED	AUSTRALIA
	MACQUARIE LUXEMBOURG INVESTMENT SARL	LUXEMBOURG
115 036 470	MACQUARIE MANAGED INVESTMENTS LIMITED	AUSTRALIA
116 208 354	MACQUARIE MANAGEMENT COMPANY (ISF) 3 LIMITED	AUSTRALIA
51142 C1/GBL	MACQUARIE MAURITIUS INVESTMENTS LIMITED	MAURITIUS
116 007 740	MACQUARIE MCO HOLDINGS PTY LIMITED	AUSTRALIA
3720443	MACQUARIE MDT HOLDINGS INC	UNITED STATES
108 538 218	MACQUARIE MEDIA FUND MANAGEMENT LIMITED	AUSTRALIA
115 524 019	MACQUARIE MEDIA MANAGEMENT LIMITED	AUSTRALIA
639997-5	MACQUARIE METALS AND ENERGY CAPITAL (CANADA) LTD.	CANADA
4921203	MACQUARIE METERS 1 (UK) LIMITED	ENGLAND/WALES
4920378	MACQUARIE METERS 2 (UK) LIMITED	ENGLAND/WALES
095 180 564	MACQUARIE MIDDLE EAST HOLDINGS PTY LIMITED	AUSTRALIA
	MACQUARIE MISSISSIPPI GAS INC.	UNITED STATES
117 033 431	MACQUARIE MOORE STREET PTY LIMITED	AUSTRALIA
120 070 788	MACQUARIE MORTGAGES CANADA HOLDINGS PTY LIMITED	AUSTRALIA
057 760 175	MACQUARIE MORTGAGES PTY LIMITED	AUSTRALIA
010473862/3438695	MACQUARIE MORTGAGES USA INC	UNITED STATES
009 636 257	MACQUARIE N.T. LEASING PTY. LIMITED	AUSTRALIA
200404077D	MACQUARIE NE HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
20-3669351	MACQUARIE NEW YORK PARKING INC.	UNITED STATES
334868	MACQUARIE NEW ZEALAND LIMITED	NEW ZEALAND
	MACQUARIE NEWTON JAPAN MARKET NEUTRAL FUND	AUSTRALIA
086 438 995	MACQUARIE NEWTON SPECIALIST FUNDS MANAGEMENT LIMITED	AUSTRALIA
418159-0	MACQUARIE NORTH AMERICA HOLDINGS LTD	CANADA
348101-8	MACQUARIE NORTH AMERICA LTD.	CANADA
393998-7	MACQUARIE NORTH AMERICA SECURITIES LTD	CANADA
107 464 620	MACQUARIE NOTE INVESTMENTS PTY LIMITED	AUSTRALIA
008 595 711	MACQUARIE NZ HOLDINGS PTY LIMITED	AUSTRALIA
106 230 979	MACQUARIE OFFICE FINANCE PTY LIMITED	AUSTRALIA
006 765 206	MACQUARIE OFFICE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE ONE LIMITED	UNITED ARAB EMIRATES
002 934 705	MACQUARIE OPTIONS PTY. LIMITED	AUSTRALIA
108 538 003	MACQUARIE PARKING INFRASTRUCTURE PTY LIMITED	AUSTRALIA
111 494 172	MACQUARIE PARTNERSHIP FINANCE CO PTY LIMITED	AUSTRALIA
107 464 264	MACQUARIE PARTNERSHIP INVESTMENT HOLDINGS PTY LIMITED	AUSTRALIA
115 251 619	MACQUARIE PAYMENTS INFRASTRUCTURE HOLDINGS PTY LIMITED	AUSTRALIA
091 666 929	MACQUARIE PHOTONICS PTY LIMITED	AUSTRALIA
093 919 727	MACQUARIE PIB MANAGEMENT PTY LIMITED	AUSTRALIA
107 464 586	MACQUARIE PORTFOLIO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
107 464 540	MACQUARIE PORTFOLIO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
092 552 611	MACQUARIE PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
078 271 226	MACQUARIE PORTFOLIO SERVICES PTY LIMITED	AUSTRALIA
423531-2	MACQUARIE POWER MANAGEMENT LTD	CANADA
112 561 501	MACQUARIE PRINCIPAL LIMITED	AUSTRALIA
082 038 328	MACQUARIE PRISM PTY LIMITED	AUSTRALIA
116 782 006	MACQUARIE PRIVATE CAPITAL MANAGEMENT LIMITED	AUSTRALIA
WN1 144 511	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT (NZ) PTY LIMITED	NEW ZEALAND
089 987 388	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
074 453 393	MACQUARIE PROJECT FINANCE PTY LIMITED	AUSTRALIA
0199-01-089825	MACQUARIE PROPERTIES JAPAN LIMITED KK	JAPAN
064 904 169	MACQUARIE PROPERTY (OBU) PTY LIMITED	AUSTRALIA
104-81-74725	MACQUARIE PROPERTY ADVISORS KOREA LTD.	KOREA
008 606 826	MACQUARIE PROPERTY CHINA PTY LIMITED	AUSTRALIA
077 727 318	MACQUARIE PROPERTY DEVELOPMENT FINANCE LIMITED	AUSTRALIA
AK 640307	MACQUARIE PROPERTY FINANCE LIMITED	NEW ZEALAND
076 560 917	MACQUARIE PROPERTY FINANCE MANAGEMENT PTY LIMITED	AUSTRALIA
109 837 783	MACQUARIE PROPERTY FUNDS LIMITED	AUSTRALIA
065 678 962	MACQUARIE PROPERTY INTERNATIONAL PTY LIMITED	AUSTRALIA
105 453 736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 LIMITED	AUSTRALIA

088 772 203	MACQUARIE PROPERTY INVESTMENT MANAGEMENT HOLDINGS LIMITED	AUSTRALIA
003 420 460	MACQUARIE PROPERTY SERVICES PTY. LIMITED	AUSTRALIA
113 621 024	MACQUARIE QUEEN STREET PTY LIMITED	AUSTRALIA
20-3609362	MACQUARIE RAIL INC.	UNITED STATES
	MACQUARIE RAIL LIMITED	CANADA
115 220 123	MACQUARIE READING PTY LIMITED	AUSTRALIA
623265	MACQUARIE REAL ESTATE ASIA LIMITED	HONG KONG
095 918 068	MACQUARIE REAL ESTATE ASIA NOMINEES PTY LIMITED	AUSTRALIA
5778777	MACQUARIE REAL ESTATE EUROPE LIMITED	ENGLAND/WALES
22-3845767	MACQUARIE REAL ESTATE FINANCE INC	UNITED STATES
1259575	MACQUARIE REAL ESTATE FINANCIAL CONSULTING INC	UNITED STATES
981422025-2920528	MACQUARIE REAL ESTATE INC	UNITED STATES
119 898 038	MACQUARIE REAL ESTATE MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
200509669E	MACQUARIE REAL ESTATE SINGAPORE PTE LIMITED	SINGAPORE
102 368 052	MACQUARIE REALTY SERVICES AUSTRALIA PTY LIMITED	AUSTRALIA
4535338	MACQUARIE REGIONAL SHAREHOLDINGS (UK) LIMITED	ENGLAND/WALES
112 147 350	MACQUARIE RENEWABLES HOLDINGS PTY LIMITED	AUSTRALIA
112 588 684	MACQUARIE RENEWABLES MANAGEMENT LIMITED	AUSTRALIA
115 524 028	MACQUARIE RETIREMENT ASSET MANAGEMENT LIMITED	AUSTRALIA
37450	MACQUARIE RG INVESTMENTS LIMITED	BERMUDA
006 219 852	MACQUARIE RISK ADVISORY SERVICES LIMITED	AUSTRALIA
003 698 413	MACQUARIE RISK MANAGEMENT ADVISORY PTY LIMITED	AUSTRALIA
	MACQUARIE SC HOLDINGS INC	UNITED STATES
	MACQUARIE SC INVESTMENTS INC	UNITED STATES
063 267 032	MACQUARIE SCIENCE HOLDINGS PTY LIMITED	AUSTRALIA
199704430K	MACQUARIE SECURITIES (ASIA) PTE LIMITED	SINGAPORE
002 832 126	MACQUARIE SECURITIES (AUSTRALIA) LIMITED	AUSTRALIA
418160-3	MACQUARIE SECURITIES (CANADA) LTD	CANADA
11-89592	MACQUARIE SECURITIES (INDIA) PRIVATE LIMITED	INDIA
MC - 134609	MACQUARIE SECURITIES (JAPAN) LIMITED	CAYMAN ISLANDS
15184/2070	MACQUARIE SECURITIES (MAURITIUS) LIMITED	MAURITIUS
1748511	MACQUARIE SECURITIES (NEW ZEALAND) LIMITED	NEW ZEALAND
180496	MACQUARIE SECURITIES (PHILIPPINES) INC	PHILIPPINES
198702912C	MACQUARIE SECURITIES (SINGAPORE) PTE LIMITED	SINGAPORE
2382080/8808385	MACQUARIE SECURITIES (USA) INC	UNITED STATES
104-81-99444	MACQUARIE SECURITIES KOREA LIMITED	KOREA, REPUBLIC OF
135973	MACQUARIE SECURITIES LIMITED	HONG KONG
	MACQUARIE SECURITIES LIMITED (KOREA BRANCH)	KOREA, REPUBLIC OF
003 435 443	MACQUARIE SECURITIES MANAGEMENT PTY LIMITED	AUSTRALIA
641342	MACQUARIE SECURITISATION (HONG KONG) LIMITED	HONG KONG
075 289 002	MACQUARIE SECURITISATION (OBU) PTY LIMITED	AUSTRALIA
003 297 336	MACQUARIE SECURITISATION LIMITED	AUSTRALIA
20- 1702053	MACQUARIE SECURITIZATION USA LLC	UNITED STATES
496224	MACQUARIE SERVICES (HONG KONG) LIMITED	HONG KONG
200513362E	MACQUARIE SERVICES SINGAPORE PTE LIMITED	SINGAPORE
	MACQUARIE SMALL CAP ROADS HOLDINGS, LLC	UNITED STATES
	MACQUARIE SMALL CAP ROADS, LLC	UNITED STATES
096 705 341	MACQUARIE SOUTH KINGSCLIFF PTY LIMITED	AUSTRALIA
	MACQUARIE SPAIN S.L.	SPAIN
075 295 608	MACQUARIE SPECIALISED ASSET MANAGEMENT 2 LIMITED	AUSTRALIA
087 382 965	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED	AUSTRALIA
418161-1	MACQUARIE SPECIALIZED FINANCING LTD	CANADA
065 747 417	MACQUARIE STRUCTURED PRODUCTS (INTERNATIONAL) LIMITED	AUSTRALIA
583316	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED	BRITISH VIRGIN ISLANDS
008 607 074	MACQUARIE STRUCTURED PRODUCTS AUSTRALIA LIMITED	AUSTRALIA
008 607 038	MACQUARIE SWAN STREET PTY LIMITED	AUSTRALIA
092 034 403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD	AUSTRALIA
092 034 485	MACQUARIE SYNDICATE NOMINEE PTY LTD	AUSTRALIA
069 344 289	MACQUARIE SYNDICATION (NO. 22) PTY. LIMITED	AUSTRALIA
069 344 387	MACQUARIE SYNDICATION (NO. 23) PTY. LIMITED	AUSTRALIA
062 060 879	MACQUARIE SYNDICATION (NO. 7) PTY. LIMITED	AUSTRALIA
065 309 033	MACQUARIE SYNDICATION (NO.12) PTY LIMITED	AUSTRALIA
392769-T	MACQUARIE TECHNOLOGIES (M) SDN BHD	KUALA LUMPUR
421234	MACQUARIE TECHNOLOGY FINANCE LIMITED	IRELAND
080 218 846	MACQUARIE TECHNOLOGY INVESTMENTS LIMITED	AUSTRALIA
009 641 196	MACQUARIE TECHNOLOGY SERVICES PTY LTD	AUSTRALIA
080 472 751	MACQUARIE TECHNOLOGY VENTURES PTY LTD	AUSTRALIA
100 708 254	MACQUARIE TELECOMMUNICATIONS HOLDINGS PTY LTD	AUSTRALIA
008 606 782	MACQUARIE THIRTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 906	MACQUARIE THIRTY-THIRD AVIATION LEASING PTY. LIMITED	AUSTRALIA
009 642 933	MACQUARIE TOURISM & LEISURE PTY LIMITED	AUSTRALIA
	MACQUARIE TREASURY MANAGEMENT LTD.	BERMUDA

	MACQUARIE TREUVERMOEGEN GMBH	GERMANY
008 607 029	MACQUARIE TWELFTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 607 109	MACQUARIE TWENTIETH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 853	MACQUARIE TWENTY-EIGHTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 844	MACQUARIE TWENTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
115 219 988	MACQUARIE UK PROPERTY MANAGEMENT PTY LIMITED	AUSTRALIA
261723	MACQUARIE VEHICLES (NZ) LIMITED	NEW ZEALAND
HRB 56359	MACQUARIE VERWALTUNGS GMBH	GERMANY
	MACQUARIE-IMM INVESTMENT MANAGEMENT LIMITED	KOREA
117 212 763	MACT FRANCHISE PTY LIMITED	AUSTRALIA
116 209 057	MACT HOLDING COMPANY LIMITED	AUSTRALIA
116 208 603	MACT NETWORK PTY LIMITED	AUSTRALIA
117 213 064	MACT PAYMENTS PTY LIMITED	AUSTRALIA
120 032 822	MACT RENTAL PTY LIMITED	AUSTRALIA
38487C	MAGIC HOLIDAYS LIMITED	UNITED KINGDOM
006 010 500	MAIL HOLDINGS PTY LIMITED	AUSTRALIA
40165C	MANNIN LINE LIMITED	UNITED KINGDOM
34185	MANX SEA TRANSPORT GUERNSEY LIMITED	UNITED KINGDOM
1899C	MANX SEA TRANSPORT LIMITED	UNITED KINGDOM
090 975 456	MARGIN LENDING NOMINEES PTY LIMITED	AUSTRALIA
102 964 312	MASL NO. 2 PTY LIMITED	AUSTRALIA
008 607 092	MBL REALTY INVESTMENT MANAGEMENT PTY. LIMITED	AUSTRALIA
001 330 132	MBL RIVER LINKS PTY LIMITED	AUSTRALIA
363941	MC CAPITAL GROUP	IRELAND
069 343 693	MC CAPITAL HOLDINGS NO.1 PTY LIMITED	AUSTRALIA
069 343 791	MC CAPITAL HOLDINGS NO.2 PTY LIMITED	AUSTRALIA
078 223 382	MCF LEASING PTY LIMITED	AUSTRALIA
SC280386	MEIF (SCOTLAND) GP LIMITED	SCOTLAND
4866246	MEIF (UK) LIMITED	ENGLAND/WALES
006 238 482	MEMNON PTY. LIMITED	AUSTRALIA
007 226 306	MENDLESHAM CORPORATION PTY. LIMITED	AUSTRALIA
20-404460	MERCATOR CONSULTING INC	UNITED STATES
084 781 555	MERIT MANAGEMENT NO.1 PTY LIMITED	AUSTRALIA
084 781 493	MERIT NO.1 PTY LIMITED	AUSTRALIA
BC0758550	MIH (ABBOTSFORD) HOLDINGS LIMITED	CANADA
BC0758549	MIH (VANCOUVER) HOLDINGS LIMITED	CANADA
	MIH BERMUDA 1 LIMITED	BERMUDA
	MIH BERMUDA 2 LIMITED	BERMUDA
	MIH LUXEMBOURG SA	LUXEMBOURG
	MIOM 1 LIMITED	UNITED KINGDOM
	MIOM 2 LIMITED	UNITED KINGDOM
114530C	MIOM LIMITED	UNITED KINGDOM
59705	MIREF INTERNATIONAL HOLDINGS LIMITED	MAURITIUS
	MJL ACE LTD	JAPAN
	MJL BAY LTD	JAPAN
	MJL COOKIE LTD	JAPAN
	MJL HAWK LTD	JAPAN
	MJL IMPULSE LTD	JAPAN
	MJL JET LTD	JAPAN
20- 1702053	MMUSA WAREHOUSE NO 1 LLC	UNITED STATES
	MONGOOSE ACQUISITION LLC	UNITED STATES
103 410 297	MONGOOSE PTY LTD	AUSTRALIA
WK-133920	MONKWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
086 587 608	MONT PARK DEVELOPMENT COMPANY PTY LIMITED	AUSTRALIA
38202	MOTO INTERNATIONAL HOLDINGS LIMITED	BERMUDA
5754538	MOTO INVESTMENTS LIMITED	ENGLAND/WALES
117 100 615	MUSASHI INVESTOR PTY LIMITED	AUSTRALIA
002 526 810	MXMM LEASE MANAGEMENT PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
006 541 713	MXMM NOMINEES ACT PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
003 650 244	MXMM SUPERANNUATION (NO.2) PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
008 606 915	MXMM THIRTY-FOURTH AVIATION LEASING PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
008 607 136	MXMM TWENTY-THIRD AVIATION LEASING PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
003 337 675	NANWAY NOMINEES PTY LIMITED	AUSTRALIA
	NDI NO.1 LLC	UNITED STATES
111 180 271	NEW MEDIA HOLDINGS PTY LIMITED	AUSTRALIA
007 226 324	OLD BRAMPTON CORPORATION PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
079 630 603	OMNI LEISURE OPERATIONS PTY LIMITED	AUSTRALIA
092 609 428	OMNI SPORTS MANAGEMENT PTY LTD	AUSTRALIA
	OPEN TELECOMMUNICATIONS (NETHERLANDS), B.V.	NETHERLANDS
	OPEN TELECOMMUNICATIONS BRASIL, LTDA	BRAZIL
	OPEN TELECOMMUNICATIONS NORTH AMERICA INC	UNITED STATES

008 648 824	OPHIDIAN PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
008 657 912	ORNATE PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
113 519 823	OT HOLDINGS PTY LIMITED	AUSTRALIA
071 982 244	PACIFIC RIM OPERATIONS LIMITED	AUSTRALIA
008 586 365	PARAY PTY. LIMITED	AUSTRALIA
107 805 452	PARENTS@WORK PTY LIMITED	AUSTRALIA
008 596 656	PARSEES PTY LIMITED	AUSTRALIA
180547	PASLEY INTERNATIONAL LIMITED	VIRGIN ISLANDS, BRITISH
116 467 237	PELLMAC PTY LIMITED	AUSTRALIA
115 622 449	PIB PROJECT CO A PTY LIMITED	AUSTRALIA
115 622 458	PIB PROJECT CO B PTY LIMITED	AUSTRALIA
119 105 896	PIB PROJECT CO F PTY LIMITED	AUSTRALIA
052 195 427	PLACATE PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
117 100 599	PLEIADES INVESTOR PTY LIMITED	AUSTRALIA
	PLEIADES YUGEN KAISHA	JAPAN
080 106 412	POLAR FINANCE LIMITED	AUSTRALIA
5582630	POLDANCO 3 LIMITED	ENGLAND/WALES
003 260 900	PRAEN PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
079 990 588	PRINCIPLE HOLDINGS NO 2 PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
	PT MACQUARIE KONSULTAN INDONESIA	INDONESIA
09.03.1.67.21972	PT MACQUARIE SECURITIES INDONESIA	INDONESIA
111 086 705	PTK INVESTOR PTY LIMITED	AUSTRALIA
070 603 824	PUMA FINANCE LIMITED	AUSTRALIA
064 904 212	PUMA MANAGEMENT PTY LIMITED	AUSTRALIA
	PUMA MASTERFUND S3	AUSTRALIA
069 344 190	Q RENT PTY LIMITED	AUSTRALIA
5504362	RADIO UK HOLDINGS LIMITED	ENGLAND/WALES
118 472 441	RANSHAR PTY LTD	AUSTRALIA
008 656 960	RECONNOITRE PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
110 356 968	REGIONAL MEDIA NO.2 PTY LIMITED	AUSTRALIA
008 608 880	REMA NOMINEES PTY. LIMITED	AUSTRALIA
054 982 106	RESIDCO PTY. LIMITED	AUSTRALIA
007 328 841	RESINAL PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
WK-119866	ROPEMAKER STREET INVESTMENTS LIMITED	CAYMAN ISLANDS
005 129 984	ROSS PLASTICS PTY LTD	AUSTRALIA
065 308 894	RP DEVELOPMENTS PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
006 566 427	RUGARNO PTY LIMITED	AUSTRALIA
056 010 121	S2NET LIMITED	AUSTRALIA
010 068 881	SAMSPIN PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
071 366 339	SANTORINI ONE PTY LIMITED	AUSTRALIA
007 332 425	SECOND RESINAL PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
071 678 021	SECURE AUSTRALIA II LIMITED (IN LIQUIDATION)	AUSTRALIA
008 597 840	SECURE AUSTRALIA MANAGEMENT PTY. LIMITED	AUSTRALIA
058 639 688	SEDULOUS INVESTMENTS PTY LIMITED	AUSTRALIA
003 484 259	SHALINA PTY LIMITED	AUSTRALIA
3100036445	SHANGHAI CHENGLI PROPERTIES CO LTD	CHINA
	SHERLOCK SECURITIES LIMITED	CAYMAN ISLANDS
	SMARTE CARTE CORPORATION	UNITED STATES
	SMARTE CARTE INC.	UNITED STATES
008 508 030	SPAL LIMITED	AUSTRALIA
69653C	SPC LIMITED	UNITED KINGDOM
24330C	SPIOM LIMITED	UNITED KINGDOM
108295C	STEAM PACKET (LIVERPOOL) LIMITED	UNITED KINGDOM
075 384 064	STRUCTURED PRIME ASSET RECEIVABLES (SPARS) NO. 1 PTY LIMITED	AUSTRALIA
078 327 983	SYDNEY ROADS MANAGEMENT LIMITED	AUSTRALIA
113 707 216	SYDNEY WEST HOUSING PARTNERSHIP PTY LIMITED	AUSTRALIA
050 069 817	SYNDICATED ASSET MANAGEMENT PTY. LIMITED	AUSTRALIA
	TAIKANSAN KAIHATSU LIMITED	JAPAN
002 325 868	TALAMBA PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
085 356 770	TEGENSEE PTY LIMITED	AUSTRALIA
070 142 951	TELBANE PTY LTD	AUSTRALIA
079 630 649	TEN7 PTY LIMITED	AUSTRALIA
108297C	THE STEAM PACKET GROUP LTD	UNITED KINGDOM
008 603 825	TOTARA PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
064 721 080	TOUCHSTONE LIVING PTY LIMITED	AUSTRALIA
009 633 603	TRYPTIC PTY LIMITED	AUSTRALIA
008 593 351	TYWYN PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
116 908 608	UPL (BONNYRIGG) PTY LIMITED	AUSTRALIA
114 734 986	UPL (BRIBIE ISLAND) PTY LIMITED	AUSTRALIA
114 734 557	UPL (CATHERINE FIELD) PTY LIMITED	AUSTRALIA
116 908 537	UPL (KIRRA) PTY LIMITED	AUSTRALIA
113 665 455	UPL (LEOPOLD) PTY LIMITED	AUSTRALIA

115 007 915	UPL (LIVERPOOL) PTY LIMITED	AUSTRALIA
116 908 653	UPL (NO 10) PTY LIMITED	AUSTRALIA
116 908 493	UPL (NO 6) PTY LIMITED	AUSTRALIA
116 908 582	UPL (NO 7) PTY LIMITED	AUSTRALIA
116 908 635	UPL (NO 9) PTY LIMITED	AUSTRALIA
115 793 685	UPL (NSW) PTY LIMITED	AUSTRALIA
115 007 933	UPL (PORTARLINGTON) PTY LIMITED	AUSTRALIA
085 359 833	UPL (SA) PTY LIMITED	AUSTRALIA
084 657 616	UPL (UNDERDALE) PTY LIMITED	AUSTRALIA
115 912 822	UPL (VIC) PTY LIMITED	AUSTRALIA
095 793 141	UPL (WA) PTY LTD	AUSTRALIA
115 007 755	UPL (WHITBY) PTY LIMITED	AUSTRALIA
081 119 619	UPL DEVELOPMENTS PTY LIMITED	AUSTRALIA
115 007 862	UPL MACQUARIE PTY LIMITED	AUSTRALIA
096 705 298	UPL RIVER LINKS INVESTMENTS PTY LTD	AUSTRALIA
055 500 902	UPMILL NOMINEES PTY LIMITED	AUSTRALIA
113 918 166	URBAN PACIFIC (BEROWRA) PTY LIMITED	AUSTRALIA
115 131 345	URBAN PACIFIC (FLETCHER) PTY LIMITED	AUSTRALIA
114 197 429	URBAN PACIFIC (SOMERSET) PTY LIMITED	AUSTRALIA
081 119 495	URBAN PACIFIC LIMITED	AUSTRALIA
092 034 458	URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED	AUSTRALIA
008 592 916	UTOPIA PTY LIMITED	AUSTRALIA
003 201 303	VALCORA PTY LIMITED	AUSTRALIA
BC0742711	VANCOUVER HEALTH HOLDINGS LTD	CANADA
080 218 622	VICWIRE PARTNERSHIP PTY LIMITED	AUSTRALIA
079 878 783	VOLATIC PTY LIMITED	AUSTRALIA
079 865 311	VOLBING PTY LIMITED	AUSTRALIA
095 793 169	VUE APARTMENTS PTY LTD	AUSTRALIA
200604119K	WARATAH AIRCRAFT LEASING PTE LTD	SINGAPORE
20-2384759	WILDORADO WIND HOLDINGS, INC	UNITED STATES
	WILMINGTON INVESTMENT FUND NO.1 LIMITED LLC	UNITED STATES
	WINDKRAFT HOLLEBEN 1 GMBH & CO KG	GERMANY
	WINDPARK BIPPEN GRUNSTUCKS GMBH & CO KG	GERMANY
054 813 080	WOODROSS NOMINEES PTY. LIMITED	AUSTRALIA
002 736 423	WUXTA PTY LIMITED	AUSTRALIA
5532426	YBR FEEDER GP LIMITED	ENGLAND/WALES
MC-142957	YEUNG UK NO.1	CAYMAN ISLANDS
BC0725255	YUKON RIVER BRIDGE INVESTMENT MANAGEMENT LTD.	CANADA
002 798 503	ZELENKA PTY LIMITED	AUSTRALIA
008 644 362	ZOFFANIES PTY. LIMITED	AUSTRALIA

ANNEXURE 'B'

This is the annexure marked 'B' of 2 page referred to in the Notice of a Change of Interests of Substantial Holder

Dennis Leong
Company Secretary, Macquarie Bank Limited
11th July 2006

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change per security(7)	Number and Class of Securities		Person's votes affected
30/06/2006	MIML	Sale of Securities	$ 6.08	70,000	fp stp	70,000
29/06/2006	MIML	Sale of Securities	$ 6.07	3,500	fp stp	3,500
29/06/2006	MIML	Purchase of Securities	$ 6.07	3,500	fp stp	3,500
7/07/2006	MIML	Sale of Securities	$ 5.97	24,900	fp stp	24,900
7/07/2006	MIML	Purchase of Securities	$ 5.97	24,900	fp stp	24,900
6/07/2006	MIML	Sale of Securities	$ 5.97	95,300	fp stp	95,300
6/07/2006	MIML	Sale of Securities	$ 5.97	34,900	fp stp	34,900
6/07/2006	MIML	Purchase of Securities	$ 5.97	95,300	fp stp	95,300
6/07/2006	MIML	Purchase of Securities	$ 5.97	24,500	fp stp	24,500
6/07/2006	MIML	Purchase of Securities	$ 5.97	34,900	fp stp	34,900
6/07/2006	MIML	Purchase of Securities	$ 6.00	23,700	fp stp	23,700
3/07/2006	MIML	Sale of Securities	$ 5.94	541,000	fp stp	541,000
3/07/2006	MIML	Sale of Securities	$ 5.94	38,900	fp stp	38,900
3/07/2006	MIML	Sale of Securities	$ 5.79	303,067	fp stp	303,067
30/06/2006	MIML	Sale of Securities	$ 6.10	87,687	fp stp	87,687
23/06/2006	MIML	Sale of Securities	$ 6.10	314,200	fp stp	314,200
6/07/2006	MIML	Sale of Securities	$ 6.00	3,900	fp stp	3,900
7/07/2006	MIML	Sale of Securities	$ 5.96	157,400	fp stp	157,400
6/07/2006	MIML	Sale of Securities	$ 5.97	24,500	fp stp	24,500
5/07/2006	MIML	Sale of Securities	$ 5.93	200,800	fp stp	200,800
3/07/2006	MIML	Sale of Securities	$ 5.94	509,000	fp stp	509,000
30/06/2006	MIML	Sale of Securities	$ 6.10	53,153	fp stp	53,153
30/06/2006	MIML	Sale of Securities	$ 6.10	36,537	fp stp	36,537
30/06/2006	MIML	Sale of Securities	$ 6.10	22,623	fp stp	22,623
30/06/2006	MIML	Sale of Securities	$ 6.05	230,000	fp stp	230,000
19/06/2006	MBL	Repay Securities	$ 6.29	45,549	fp stp	45,549
23/06/2006	MBL	Borrow Securities	$ 2.36	3,174,300	fp stp	3,174,300
26/06/2006	MBL	Repay Securities	$ 6.32	370,000	fp stp	370,000
26/06/2006	MBL	Repay Securities	$ 6.31	250,000	fp stp	250,000
28/06/2006	MBL	Borrow Securities	$ 6.44	5,000,000	fp stp	5,000,000
28/06/2006	MBL	Borrow Securities	$ 4.73	107,907	fp stp	107,907
29/06/2006	MBL	Repay Securities	$ 6.44	5,000,000	fp stp	5,000,000
30/06/2006	MBL	Repay Securities	$ 6.41	49,000	fp stp	49,000
30/06/2006	MBL	Repay Securities	$ 6.31	56,000	fp stp	56,000
3/07/2006	MBL	Repay Securities	$ 4.67	9,123,378	fp stp	9,123,378
3/07/2006	MBL	Repay Securities	$ 4.73	107,907	fp stp	107,907
4/07/2006	MBL	Repay Securities	$ 6.41	80,000	fp stp	80,000
4/07/2006	MBL	Repay Securities	$ 6.15	25,000	fp stp	25,000
4/07/2006	MBL	Repay Securities	$ 6.31	14,000	fp stp	14,000
7/07/2006	MBL	Repay Securities	$ 4.68	45,000,000	fp stp	45,000,000
5/05/2006	MBL	DRP	$ 5.09	1,585,947	fp stp	1,585,947
31/05/2006	MBL	Institutional Placement	$ 5.10	5,442,875	fp stp	5,442,875
20060707	MNSFM	Purchase of Securities	$ 6.00	483	fp stp	483
20060707	MNSFM	Purchase of Securities	$ 6.00	2,014	fp stp	2,014
20060707	MNSFM	Purchase of Securities	$ 6.00	2,014	fp stp	2,014
20060707	MNSFM	Purchase of Securities	$ 6.00	2,014	fp stp	2,014
20060706	MNSFM	Purchase of Securities	$ 5.90	1,619	fp stp	1,619
20060706	MNSFM	Purchase of Securities	$ 5.90	1,564	fp stp	1,564
20060706	MNSFM	Purchase of Securities	$ 5.91	288	fp stp	288
20060706	MNSFM	Purchase of Securities	$ 5.91	1,456	fp stp	1,456
20060706	MNSFM	Purchase of Securities	$ 5.91	108	fp stp	108
20060706	MNSFM	Purchase of Securities	$ 5.92	1,535	fp stp	1,535
20060705	MNSFM	Purchase of Securities	$ 5.93	46	fp stp	46
20060705	MNSFM	Purchase of Securities	$ 5.94	1,642	fp stp	1,642
20060705	MNSFM	Purchase of Securities	$ 5.94	1,143	fp stp	1,143
20060705	MNSFM	Purchase of Securities	$ 5.94	499	fp stp	499
20060705	MNSFM	Purchase of Securities	$ 5.94	761	fp stp	761

20060705	MNSFM	Purchase of Securities	$ 5.93	881	fp stp	881
20060705	MNSFM	Purchase of Securities	$ 5.93	1,525	fp stp	1,525
20060705	MNSFM	Purchase of Securities	$ 5.93	62	fp stp	62
20060704	MNSFM	Purchase of Securities	$ 5.89	664	fp stp	664
20060704	MNSFM	Purchase of Securities	$ 5.89	1,992	fp stp	1,992
20060704	MNSFM	Purchase of Securities	$ 5.89	355	fp stp	355
20060704	MNSFM	Purchase of Securities	$ 5.89	1,637	fp stp	1,637
20060704	MNSFM	Purchase of Securities	$ 5.89	1,992	fp stp	1,992
20060703	MNSFM	Purchase of Securities	$ 6.00	540	fp stp	540
20060703	MNSFM	Purchase of Securities	$ 6.00	1,412	fp stp	1,412
20060703	MNSFM	Purchase of Securities	$ 6.00	653	fp stp	653
20060703	MNSFM	Purchase of Securities	$ 6.00	1,952	fp stp	1,952
20060703	MNSFM	Purchase of Securities	$ 5.98	1,952	fp stp	1,952
20060630	MNSFM	Sale of Securities	$ 6.23	814	fp stp	814
20060629	MNSFM	Sale of Securities	$ 6.10	77	fp stp	77
20060629	MNSFM	Sale of Securities	$ 6.10	224	fp stp	224
20060629	MNSFM	Sale of Securities	$ 6.10	224	fp stp	224
20060629	MNSFM	Sale of Securities	$ 6.10	224	fp stp	224
20060628	MNSFM	Purchase of Securities	$ 6.10	12	fp stp	12
20060628	MNSFM	Purchase of Securities	$ 6.10	35	fp stp	35
20060628	MNSFM	Purchase of Securities	$ 6.10	35	fp stp	35
20060628	MNSFM	Purchase of Securities	$ 6.04	35	fp stp	35
20060627	MNSFM	Purchase of Securities	$ 6.11	28	fp stp	28
20060626	MNSFM	Purchase of Securities	$ 6.07	11	fp stp	11
20060626	MNSFM	Purchase of Securities	$ 6.07	29	fp stp	29
20060626	MNSFM	Purchase of Securities	$ 6.07	29	fp stp	29
20060626	MNSFM	Purchase of Securities	$ 6.07	29	fp stp	29
20060623	MNSFM	Purchase of Securities	$ 6.00	1	fp stp	1
20060623	MNSFM	Purchase of Securities	$ 6.01	4	fp stp	4
20060623	MNSFM	Purchase of Securities	$ 6.01	8	fp stp	8
20060623	MNSFM	Purchase of Securities	$ 6.01	8	fp stp	8
20060623	MNSFM	Purchase of Securities	$ 6.01	8	fp stp	8
20060622	MNSFM	Purchase of Securities	$ 5.97	7	fp stp	7
20060622	MNSFM	Purchase of Securities	$ 5.97	20	fp stp	20
20060622	MNSFM	Purchase of Securities	$ 5.97	20	fp stp	20
20060622	MNSFM	Purchase of Securities	$ 5.97	20	fp stp	20
20060703	MNSFM	Sale of Securities	$ 5.84	103,767	fp stp	103,767
20060703	MNSFM	Purchase of Securities	$ 5.84	103,767	fp stp	103,767
20060703	MNSFM	Purchase of Securities	$ 5.82	10,000	fp stp	10,000
20060703	MNSFM	Purchase of Securities	$ 5.82	10,000	fp stp	10,000
20060703	MNSFM	Purchase of Securities	$ 5.82	20,000	fp stp	20,000
20060703	MNSFM	Purchase of Securities	$ 5.80	20,000	fp stp	20,000
20060703	MNSFM	Purchase of Securities	$ 5.81	10,000	fp stp	10,000
20060703	MNSFM	Purchase of Securities	$ 5.84	15,000	fp stp	15,000
20060703	MNSFM	Purchase of Securities	$ 5.95	18,767	fp stp	18,767

Macquarie Goodman

MACQUARIE

11 July 2006

The Manager
Company Notices Section
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MACQUARIE GOODMAN GROUP ("MACQUARIE GOODMAN")
SECURITY PURCHASE PLAN ("SPP")

Further to our recent announcements in relation to Macquarie Goodman's SPP offer to Securityholders which closed on 3 July 2006, we are pleased to confirm that we raised approximately $49 million.

Under the SPP, 9,725,620 securities were allotted at an issue price of $5.03. We confirm that holding statements or confirmations will be dispatched on or around 14 July 2006.

Please do not hesitate to contact the undersigned if you have any queries.

Yours faithfully

Carolyn Scobie
Company Secretary

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Goodman Group

ACN

Macquarie Goodman Management Limited ACN 000 123 071
Macquarie Goodman Industrial Trust ARSN 091 213 839

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,725,620
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary stapled securities issued as a result of the operation of a Security Purchase Plan (SPP)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The units referred to herein rank pari passu with the existing ordinary securities of Macquarie Goodman Group (MGQ).
5	Issue price or consideration	$5.03 per stapled security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the SPP
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,624,203,289 (including 5,548,357 stapled securities subject to securityholder approval)	Ordinary Stapled Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Not applicable	Not applicable

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Refer to section 4 above

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Company Secretary) 11 July 2006

Print name: Carolyn Scobie

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Macquarie Goodman Group

ACN

Macquarie Goodman Management Limited ACN 000 123 071 Macquarie Goodman Industrial Trust ARSN 091 213 839

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	106,831
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary stapled securities issued as a result of conversion of Reset Preference Units (RePS)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The units referred to herein rank pari passu with the existing ordinary securities of Macquarie Goodman Group (MGQ).
5	Issue price or consideration	$2.91 per stapled security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	3,112 Reset Preference Units (RePS) were converted into 106,831 MGQ stapled securities, issued in accordance with the MGA Constitution and the RePS Terms.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,614,477,669 (including 5,548,357 stapled securities subject to securityholder approval)	Ordinary Stapled Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Not applicable	Not applicable

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Refer to section 4 above

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Company Secretary) 6 July 2006

Print name: Carolyn Scobie

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Goodman

MACQUARIE

ASX Release – Macquarie Goodman Group ("Macquarie Goodman or the Group")

Macquarie Goodman enhances MGW Portfolio

Date: 3 July 2006
Release: Immediate

Macquarie Goodman today announced that it has entered into a series of agreements for the disposal of properties to the Macquarie Goodman Australian Wholesale Fund ("MGW"). MGW has also entered into a number of acquisitions sourced directly from the market.

MGW has exercised its first right of refusal in order to acquire properties from Macquarie Goodman. The transaction values are based on independent valuations.

The Macquarie Goodman disposals are primarily development projects at various stages of completion. At Prestons Distribution Centre a pre-commitment to Mainfreight has been achieved whilst at Boundary and Fitzgerald Distribution Centres in Laverton, Victoria a pre-commitment has been reached on the remaining portion of a site containing existing facilities. Macquarie Goodman disposed of the properties and development land for a total sale price of $60.9 million with the properties valued at approximately $100.1 million on completion of the expected development works.

Macquarie Goodman Disposal to MGW	Completed NLA (sqm)	Developments NLA (sqm)
Boundary and Fitzgerald Distribution Centres, Vic	55,657	24,980
Prestons Distribution Centre, NSW	-	23,970
Total	**55,657**	**48,950**
Weighted Average Lease Expiry		10.1 years

MGW has also confirmed four new development projects for a total end value of $83.8 million. The projects will add 70,950 sqm to the MGW portfolio and have a weighted average lease expiry of 13.4 years. Macquarie Goodman will deliver all the facilities on a fixed price contract basis except for the Siemens facility which will be undertaken on a fee for service basis. The opportunities were sourced by Macquarie Goodman.

MGW New Development Projects	Ownership interest	Developments NLA (sqm)
Coles CDC – M7 Business Hub, NSW	50%*	49,034
Linfox Facility – Goldsborough Industrial Estate, SA	50%*	13,826
Lafarge Facility – Goldsborough Industrial Estate, SA	100%	4,000
Siemens Facility – Campbellfield Distribution Centre, Vic	100%	4,090
Total		**70,950**
Weighted Average Lease Expiry		13.4 years

* The remaining 50% balance is owned by third parties.

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

Macquarie Goodman

MACQUARIE

Commenting on the transactions, Mr David van Aanholt, Chief Executive Officer, Australia, said, "We have secured new major commitments from existing customers and are pleased that MGW has once again chosen to acquire the assets in various stages of development."

Mr van Aanholt added, "The disposal of properties reflects Macquarie Goodman's commitment to the execution of our business model, namely the recycling of capital and the enhancement of our managed funds."

Post the acquisition and completion of the developments, MGW will comprise a portfolio of 47 properties valued at approximately $1.6 billion, with gearing of 33% at 30 June 2006.

These transactions will crystallise earnings for Macquarie Goodman which are consistent with its FY06 financial forecasts.

— — —

For further information, please contact Macquarie Goodman:

David van Aanholt
Chief Executive Officer - Australia
Tel: +61 2 9230 7400

asx release

Macquarie Goodman Group
Macquarie Goodman Management Limited
ABN 69 000 123 071
Macquarie Goodman Funds Management Limited
ABN 48 067 796 641; AFSL Number 223621

Level 10, 60 Castlereagh Street
Sydney NSW 2000
GPO Box 4703
Sydney NSW 2001

Telephone +61 2 9230 7400
Facsimile +61 2 9230 7444
info@macquariegoodman.com.au
www.macquariegoodman.com

END